Form 20-F
period 2017-12-31
PagSeguro Digital Ltd.
filed 2018-04-06
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2017

Commission File Number 1-38353

PAGSEGURO DIGITAL LTD.

(Exact name of registrant as specified in its charter)

The Cayman Islands

(Jurisdiction of incorporation or organization)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

(Address of principal executive offices)

Eduardo Alcaro

+55 11 3038 8123 – ealcaro@uolinc.com

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

(Name, telephone, e-mail and/or facsimile

number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Class A common shares, par value US$0.000025	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2017, there were zero Class A common shares and 262,288,607 Class B common shares, par value US$0.000025, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐                     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐                     No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒                     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer  ☐         Accelerated Filer  ☐         Non-accelerated Filer  ☒         Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐         IFRS  ☒          Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                      Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐                     No  ☒

Page

i

FORWARD-LOOKING STATEMENTS

This annual report includes estimates and forward-looking statements principally under the captions “Item 3. Key Information—Risk Factors,” Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:

•	the inherent risks related to the digital payments market, such as the interruption or failure of our computer or information technology systems;

•	our ability to innovate and respond to technological advances and changing customer demands;

•	the maintenance of tax incentives;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain our classification as an emerging growth company under the JOBS Act;

•	general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries we may serve in the future and their impact on our business, notably with respect to inflation;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our interest rates and our level of debt and other fixed obligations;

•	inflation, appreciation, depreciation and devaluation of the real;

•	expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionality to adapt to changes in our industry;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	the impact of increased competition in our market, innovation by our competitors, and our ability to compete effectively;

•	our ability to successfully enter new markets and manage our expansion;

•	our ability to further penetrate our existing client base to grow our ecosystem;

•	our expectations concerning relationships with third parties and key suppliers;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements, as well as our plans for the net proceeds from our initial public offering;

•	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—Risk Factors.”

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

CERTAIN TERMS AND CONVENTIONS

A glossary of industry and other defined terms is included in this annual report, beginning on page 146.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The following references in this annual report have the meanings shown below:

•	“PagSeguro Digital” or the “Company” mean PagSeguro Digital Ltd. PagSeguro Digital Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands.

•	“PagSeguro Brazil” means Pagseguro Internet S.A., our operating company, a sociedade anônima incorporated in Brazil. Pagseguro Internet S.A. is substantially wholly-owned by PagSeguro Digital Ltd.

•	“We,” “us” and “our” mean PagSeguro Digital, PagSeguro Brazil and PagSeguro Brazil’s subsidiaries on a consolidated basis.

•	“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.

•	“UOL” means Universo Online S.A., the controlling shareholder, of PagSeguro Digital. For more information regarding UOL, see “Item 7. Major Shareholders and Related Party Transactions.”

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to Banco Central do Brasil. References in this annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

This annual report contains various illustrations of our products and services. For convenience, we have translated the text in those illustrations into English. The actual products and services are generally presented to our customers in Portuguese only.

Corporate Events

Our Incorporation and IPO

At the time of incorporation of PagSeguro Digital Ltd., UOL also held 524,577,214 shares of our principal operating company, PagSeguro Brazil (which were substantially all of the shares PagSeguro Brazil, the one remaining share being held by a separate shareholder, as required by Brazilian law). On August 1, 2017, PagSeguro Brazil carried out a reverse stock split, following which UOL held 262,288,606 shares in PagSeguro Brazil, the one remaining share being held by the separate shareholder.

On January 4, 2018, prior to the launch of our initial public offering, UOL contributed all of its shares in PagSeguro Brazil to PagSeguro Digital. As a result, prior to our initial public offering, PagSeguro Digital owned substantially all of the shares of PagSeguro Brazil, together with PagSeguro Brazil’s subsidiaries and activities. In return for this contribution, PagSeguro Digital issued 262,288,606 new Class B common shares to UOL in a 1:1 exchange for the shares of PagSeguro Brazil contributed to it. Taken together with the one Class B common share of PagSeguro Digital that UOL already held prior to that contribution, UOL held all of the issued shares of PagSeguro Digital immediately prior to our initial public offering offering, consisting of 262,288,607 Class B common shares.

Immediately prior to our initial public offering on January 23, 2018, therefore, UOL held all of the 262,288,607 issued and outstanding shares in PagSeguro Digital, and PagSeguro Digital held all of the 262,288,607 issued and outstanding shares in PagSeguro Brazil except one. After accounting for the 50,925,642 new Class A common shares issued and sold by PagSeguro Digital in our initial public offering and the 1,821,043 new Class A common shares issued without cash consideration to certain members of our management who are beneficiaries under our Long-Term Incentive Plan, or the LTIP, upon completion of our initial public offering, PagSeguro Digital had a total of 315,035,292 common shares issued and outstanding immediately following our initial public offering. 192,020,861 of these shares are Class B common shares beneficially owned by UOL, 121,193,388 of these shares are Class A common shares beneficially owned by investors who purchased shares in our initial public offering and 1,821,043 are Class A common shares beneficially owned by members of our management.

In January 2018, we completed our initial public offering, in which we which we issued and sold 50,925,642 Class A common shares and UOL sold 70,267,746 Class A common shares listed on the NYSE. For more information, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

The 2015 Reorganization

PagSeguro Brazil was incorporated as a legal entity in 2006, although it did not operate the PagSeguro business prior to August 1, 2015 since most of the PagSeguro business activities were operated by other UOL group members prior to that date. On August 1, 2015, UOL carried out a corporate reorganization in which it segregated some of the PagSeguro activities from its other activities and contributed them to PagSeguro Brazil.

Prior to the contribution of these PagSeguro activities to PagSeguro Brazil, their results of operations were recorded in UOL’s financial statements. As a result, the financial information of PagSeguro Digital reflects a carve-out of the PagSeguro activities for periods prior to August 1, 2015. That carve-out financial information is derived from UOL’s accounting records and does not necessarily reflect the financial position, results of operations or cash flows that would have been recorded had PagSeguro Brazil been operating as a separate entity in those periods or at those dates.

From January 1, 2014 through July 31, 2015, certain of the assets and liabilities, revenues, costs and expenses directly related to the PagSeguro business were already controlled separately from UOL’s other activities. On the other hand, certain other corporate balances and transactions relating to the PagSeguro operations were not accounted for separately within UOL; these have been allocated to the audited consolidated financial statements for the period from January 1, 2014 through July 31, 2015 based on assumptions similar to those used after August 1, 2015, when the PagSeguro business was transferred to PagSeguro Brazil.

Prior to the completion of our intial public offering, PagSeguro used centralized cash management with UOL. Consequently, all amounts received or paid in connection with the PagSeguro business were recognized as balances between related parties in the audited consolidated financial statements. This approach is consistent with the treatment of the audited consolidated financial statements prior to August 1, 2015, which were prepared on a carve-out basis. The PagSeguro cash management was separated from UOL’s cash management starting from the date of completion of our initial public offering. Any remaining balances that related to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our initial public offering, and any such balances were repaid by UOL following completion of our initial public offering.

In addition, during 2016, UOL transferred its 100% interest in Net+Phone and its 75% interest in Boa Compra to PagSeguro Brazil as a capital contribution, and PagSeguro Brazil purchased the remaining 25% non-controlling interests in Boa Compra from its minority shareholders.

Effect of Rounding

Certain amounts and percentages included in this annual report, including in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in the audited consolidated financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

Market and Industry Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian Internet, payment solutions and e-commerce markets are based on publicly available data published by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or ABECS); comScore, a cross-platform measurement company that measures audiences, brands and consumer behavior, and provides market and analytical data to clients; Datafolha, a research institute and affiliate of UOL created by Grupo Folha, which conducts statistical surveys, election polling and opinion and market surveys for the market at large; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatĺstica, or IBGE); the World Bank; SEBRAE; Neoway Business Solutions; Webshoppers; and eMarketer; among others. We also make statements in this annual report about our competitive position and the size of the Brazilian digital payments and e-commerce markets.

Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, Neither we nor our agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

The sources of market and industry data contained in this annual report are listed below:

(1)	Bank of International Settlements, Statistics on Payment, Clearing and Settlement Systems in the CPMI Countries, December 2016.

(2)	ABECS, 2016 Sector Balance (Balanço do Setor 2016), March 2017. (Maria Judith de Brito, a member of our board of directors, is currently a member of the board of ABECS.)

(3)	eMarketer, Worldwide Retail Ecommerce Sales: eMarketer’s Updated Estimates And Forecast Through 2019, December 2015.

(4)	eMarketer, Worldwide Internet and Mobile Users—eMarketer’s Estimates for 2016–2021, April 2017.

(5)	eMarketer, Worldwide Mcommerce Sales Penetration by Country, April 2017.

(6)	Ebit, Webshoppers 2017.

(7)	Deloitte, FEBRABAN Bank Technology Report (Pesquisa FEBRABAN de Tecnologia Bancária), 2017.

(8)	BCG and Google, Digital Payments 2020: The Making of a $500 Billion Ecosystem in India, July 2016.

(9)	World Bank, The Global Findex Database 2014: Measuring Financial Inclusion Around the World, April 2015.

(10)	SEBRAE, CAGED – Employment Analysis (Análise do Emprego – CAGED), June and September 2017.

(11)	Worldpay, Global Payments Report, November 2016.

(12)	Datafolha, The Payment Methods Market (O Mercado dos Meios de Pagamento), June 2017. (Datafolha is a member of Grupo Folha. This report was commissioned by us and Datafolha has consented to our inclusion of this market data in this annual report.)

(13)	Neoway Business Solutions, using source data principally from SEBRAE, Brazil’s Tax Authority (Receita Federal), and RAIS, June 2017.

(14)	Source data compiled from the Strawhecker Group, BNR Market Research Report, and the Engagement Survey for Boston Retail Partners, 2016.

(15)	eMarketer, Netflix Subscribers in Latin America, by Country for Q4 2016, June 2017.

(16)	eMarketer, Paid Netflix Subscribers in Select Countries in Western Europe, 2012-2020, September 2016.

(17)	eMarketer, Subscription Video-on Demand (SVOD) Subscribers in North America, by Country, 2016-2022, August 2017.

(18)	Veja, São Paulo is the city with the most Uber rides in the world, August 2017.

(19)	Brazilian Association of Companies with Rotate Offset (Associação Brasileira de Empresas com Rotativa Offset, or ABRO), Sector Analysis, 2015.

(20)	Hostmapper Brasil, Panorama of the Brazilian Shared Hosting Market, May 2017.

(21)	Panrotas, Rio is the fourth largest market for Airbnb, January 2017.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

PagSeguro Digital Ltd., our Cayman Islands company, was incorporated on July 19, 2017 for an indefinite term. Prior to the contribution of Pagseguro Internet S.A. to it on January 4, 2018, PagSeguro Digital Ltd. had not commenced operations and had only nominal assets and liabilities.

Following our initial public offering on January 23, 2018, PagSeguro Digital began reporting consolidated financial information to shareholders, and PagSeguro Brazil no longer presents consolidated financial statements.

The following tables summarize financial data for PagSeguro Digital at and for each of the years ended December 31, 2017, 2016, 2015 and 2014. These audited consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. PagSeguro Digital maintains its books and records in reais.

You should read this information in conjunction with the following other information included elsewhere in this annual report:

•	the audited consolidated financial statements at December 31, 2017 and 2016 and for each of the three years ended December 31, 2017 and the related notes; and

•	the information under “Item 5. Operating and Financial Review and Prospects.”

The following tables present our selected financial data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,
	2017	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and%)
Net revenue from transaction activities and other services	370.1	1,224.3	480.0	268.2	160.1
Net revenue from sales	142.7	471.9	260.6	176.5	48.2
Financial income	247.5	818.6	392.4	219.5	115.8
Other financial income	2.6	8.6	5.3	10.7	1.8

Total revenue and income	762.8	2,523.4	1,138.4	674.9	325.8

Cost of sales and services	(400.4)	(1,324.4)	(623.7)	(382.5)	(142.5)
Selling expenses	(74.3)	(245.8)	(199.9)	(162.6)	(81.4)
Administrative expenses	(46.3)	(153.2)	(84.5)	(61.1)	(51.3)
Financial expenses	(31.6)	(104.5)	(68.3)	(29.7)	(11.1)
Other (expenses) income, net	(3.6)	(12.0)	(6.7)	1.3	(3.3)

Profit before Income Taxes	206.6	683.5	155.4	40.3	36.2
Current income tax and social contribution	(65.0)	(215.0)	(7.4)	(2.6)	(9.9)
Deferred income tax and social contribution	3.1	10.3	(20.1)	(2.2)	1.0

Income Tax and Social Contribution	(61.9)	(204.7)	(27.6)	(4.8)	(8.9)

Net Income for the Year	144.7	478.8	127.8	35.5	27.2

Attributable to:
Owners of PagSeguro Digital	144.7	478.8	127.2	35.1	26.0
Non-controlling interests	—	—	0.6	0.4	1.3
Basic and diluted earnings per common share – R$	0.5518	1.8254	0.4849	0.1338	0.0990

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$3.3080 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “—Exchange Rates” below for further information about recent fluctuations in exchange rates.

OPERATING DATA

	At and For the Years Ended December 31,
	2017(1)	2017	2016	2015	2014
Operating Statistics:
Active merchants at year-end (in millions)	2.7	2.7	1.4	0.9	0.5
TPV (in billions)	US$11.6	R$38.5	R$14.1	R$7.4	R$3.7
Average spending per active merchant	US$5,554	R$18,374	R$12,404	R$11,047	R$10,449

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$3.3080 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “—Exchange Rates” below for further information about recent fluctuations in exchange rates.

BALANCE SHEET DATA

The following table presents key line items from PagSeguro Digital’s consolidated balance sheet data:

	At December 31,
	2017	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	20.2	66.8	80.0	6.9	1.2
Financial investments	63.5	210.1	131.2	—	—
Note receivables	1,064.8	3,522.3	1,715.5	1,110.0	665.9
Receivables from related parties	37.7	124.7	300.8	55.9	84.3
Inventories	18.6	61.6	21.0	41.2	16.1
Taxes recoverable	4.4	14.4	17.7	5.8	6.7
Other receivables	8.5	28.0	4.5	21.0	4.3

Total Current Assets	1,217.7	4,028.0	2,270.8	1,240.8	778.6

Non-Current Assets
Judicial deposits	0.3	0.9	0.5	0.4	0.5
Prepaid expenses	—	0.1	0.1	0.4	—
Deferred income tax and social contribution	11.2	37.0	8.3	6.7	8.1
Property and equipment	3.3	10.9	4.6	3.8	1.9
Intangible assets	48.0	158.9	86.1	48.6	28.5

Total Non-Current Assets	62.8	207.8	99.7	59.9	39.0

TOTAL ASSETS	1,280.5	4,235.8	2,370.4	1,300.7	817.6

	At December 31,
	2017	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	931.3	3,080.6	1,304.0	683.1	369.9
Trade payables	27.9	92.4	61.7	35.3	3.5
Payables to related parties	11.8	39.1	76.2	92.4	—
Derivative financial instruments	—	—	6.6	—	—
Borrowings	—	—	205.2	—	—
Salaries and social charges	10.4	34.3	20.3	13.7	0.4
Taxes and contributions	15.7	52.1	6.9	3.0	2.8
Provision for contingencies	1.4	4.6	0.7	—	1.6
Dividends payable and interest on own capital	—	—	22.2	3.2	3.1
Other payables	4.8	15.9	15.2	1.8	4.0

Total Current Liabilities	1,003.3	3,319.0	1,719.2	832.5	385.3

Non-Current Liabilities
Deferred income tax and social contribution	12.9	42.8	24.4	6.3	5.4
Provision for contingencies	1.1	3.6	—	—	0.3

Total Non-Current Liabilities	14.0	46.4	24.4	6.3	5.7

TOTAL LIABILITIES	1,017.4	3,365.4	1,743.5	838.8	391.0

TOTAL EQUITY	263.1	870.4	626.9	461.9	426.6

TOTAL LIABILITIES AND EQUITY	1,280.5	4,235.8	2,370.4	1,300.7	817.6

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2017 have been translated to U.S. dollars using a rate of R$3.3080 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “—Exchange Rates” below for further information about recent fluctuations in exchange rates.

Financial Information U.S. Dollars

We have translated some of the real amounts included in this annual report into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$3.3080 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2017 as reported by the Central Bank. See “—Exchange Rates” below for more information regarding the real/U.S. dollar exchange rate.

Exchange Rates

PagSeguro Brazil generates substantially all of its revenues in reais and as a result, we maintain our books and records in reais.

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. Between year-end 2016 and 2017, the real remained relatively stable, depreciating only 1.5% against the U.S. dollar. In the past, the Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar. See “—Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.”

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

The following table shows the low, high, average and period-end commercial selling rates for the real as against the U.S. dollar, as reported by the Central Bank on its website for the periods and dates indicated.

	R$ per US$1.00
Year Ended December 31,	Low	High	Average(1)	Period End
2013	2.45	1.95	2.16	2.34
2014	2.74	2.20	2.35	2.66
2015	4.19	2.58	3.34	3.90
2016	4.16	3.12	3.48	3.26
2017	3.38	3.05	3.19	3.31

Month Ended	Low	High	Average(2)	Period End
August 2017	3.20	3.12	3.15	3.15
September 2017	3.19	3.09	3.13	3.17
October 2017	3.28	3.13	3.19	3.28
November 2017	3.29	3.21	3.26	3.26
December 2017	3.33	3.23	3.29	3.31
January 2018	3.27	3.14	3.21	3.16
February 2018	3.17	3.28	3.24	3.25
March 2018	3.22	3.34	3.28	3.32
April 2018 (through April 4)	3.31	3.35	3.33	3.35

(1)	Represents the average of exchange rates on each day of each month during the periods indicated.
(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

RISK FACTORS

Risks Relating to Our Business and Industry

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, and address the rapidly evolving market for transactions on mobile devices, the use of our products and services and, consequently, our revenues could decline.

Rapid, significant and disruptive technological changes continue to impact the industries in which we operate, including developments in payment card tokenization, mobile payments, social commerce (i.e., e-commerce through social networks), authentication, virtual currencies, distributed ledger or blockchain technologies, near field communication and other proximity or contactless payment methods, virtual reality, machine learning and artificial intelligence.

For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2017, 44% of our customers accessed our platforms through mobile devices, compared with 36% in the year ended December 31, 2016. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.

We cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties for the development of and access to new technologies. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful. In addition, our ability to adopt new products and services and develop new technologies may be inhibited by industry-wide standards, payment networks, changes to laws and regulations, resistance to change from consumers or merchants, third-party intellectual property rights, or other factors. Our success will depend on our ability to develop and incorporate new technologies, address the challenges posed by the rapidly evolving market for mobile transactions through our platforms and adapt to technological changes and evolving industry standards; if we are unable to do so in a timely or cost-effective manner, our business could be harmed.

Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.

We compete in markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We compete with existing providers of digital payment solutions, in-person payments via POS, free digital accounts, prepaid cards and acquisition activities. In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre and MoIP/Wirecard. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. As is the case with the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits.

We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources than we do to the development, promotion and sale of products and services, and they may be more effective in introducing innovative products and services that hinder our growth. Competing services tied to established banks and other financial institutions may offer greater liquidity and create greater consumer confidence in the safety and efficiency of their services than PagSeguro. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources. We also expect new entrants to offer competitive products and services. For example, established banks and other financial institutions currently offer online payments and those which do not yet provide such services could quickly and easily develop them. Certain merchants have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept payment cards and other services that we offer. These relationships may make it difficult or cost prohibitive for us to conduct material amounts of business with them. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will suffer serious harm.

We may also face pricing pressures from competitors. Certain competitors are able to offer lower prices to merchants for similar services by cross-subsidizing their digital payments services using other services they offer. This competition may mean we need to reduce our pricing, which could reduce our profits. As they grow, merchants may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to this, further reducing our profits. If market conditions require us to increase the discounts or incentives we provide, our business could suffer serious harm.

Interruption or failure of our information technology and communications systems could impair our operations, which could damage our reputation and harm our results of operations.

Our success and ability to process payments and provide high quality customer service depend on the efficient and uninterrupted operation of our computer and information technology systems. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in product fulfillment and reduced efficiency of our operations. Any failures, problems or security breaches may mean that fewer customers are willing to purchase the products we offer in the future. Factors that could occur and significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers; in addition, security breaches related to the storage and transmission of proprietary information or customer information, such as credit card numbers or other personal information. Also, if too many customers access our sites within a short period of time due to any reason, we have experienced in the past and may in the future experience system interruptions that make our sites unavailable or prevent us from efficiently completing payment transactions, which may reduce the attractiveness of our products and services. We cannot assure you that such events will not occur. While we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning does not account for all possible scenarios.

Specifically, we have contracted with one party, UOL Diveo, to provide us with Internet data centers to host our sites and keep them operational, and we rely on it and its operational, privacy and security procedures and controls and its ability to keep our sites operational. UOL Diveo is controlled by our parent company UOL and is therefore an affiliate of our company. Failure by UOL Diveo to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and/or increased costs, which could materially affect our reputation or results of operations. In addition, we rely in part on UOL Diveo to advise us of any security breaches. If UOL Diveo does not provide notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace UOL Diveo, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues with it that may harm our business. For more information on our agreement with UOL Diveo, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Any disruptions or service interruptions that affect our sites could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Some of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Any of the above disruptions could seriously harm our results of operations.

Our business is subject to cyberattacks and security and privacy breaches.

Our business involves the collection, storage, processing and transmission of customers’ personal data, including financial information. In addition, a significant number of our customers authorize us to bill their payment card or bank accounts directly for all transaction and other fees charged by us. We have built our reputation on the premise that our platform offers customers a secure way to make payments. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business and results of operations. In addition, any breaches of network or data security at our customers, partners or vendors (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to claims against us.

In addition, under card rules and our contracts with our card processors, if there is a breach of card information that we store, we could be liable to the payment card issuers for their cost of issuing new cards and related expenses. We also expect to spend significant additional resources to protect against security or privacy breaches, and may be required to address problems caused by breaches. Additionally, while we maintain insurance policies, we do not maintain insurance policies specifically for cyber-attacks and our current insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies.

Our services must integrate with a variety of operating systems and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems. If we are unable to ensure that our services or hardware interoperate with such networks, operating systems and devices, our business may be seriously harmed.

We are dependent on the ability of our products and services to integrate with a variety of operating systems and networks, as well as web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could seriously harm the levels of usage of our products and services. We also rely on bank platforms to process some of our transactions. If there are any issues with or service interruptions in these bank platforms, users may be unable to have their transactions completed, which would seriously harm our business.

In addition, our hardware interoperates with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our hardware with such networks and devices and require modifications to our hardware. If we are unable to ensure that our hardware continues to interoperate effectively with such networks and devices, or if doing so is costly, our business may be seriously harmed.

Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand would harm our business.

We have developed a strong and trusted brand, highly linked to the reputation and public image of UOL, our controlling shareholder, which has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting and enhancing our brand are critical to expanding our base of sellers, buyers and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry, our company or UOL, our controlling shareholder, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, the experience of sellers and buyers with our products or services, and changes in the public opinion of UOL, could harm our reputation and the confidence in and use of our products and services. Harm to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers or other counterparties. If we do not successfully maintain a strong and trusted brand, our business could be seriously harmed.

Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

In December 2014 PagSeguro Brazil applied for authorizations from the Central Bank relating to three of our digital payments activities, and we have not yet received those authorizations. The activities involved are the PagSeguro digital account, our issuance of PagSeguro prepaid cards, and our activities as an acquirer. We applied for these authorizations because those businesses began to be regulated by Brazilian Federal Law No. 12,865/13, which took effect on October 9, 2013. Although the Central Bank regulations permit us to continue carrying on these activities pending grant of the authorizations because we were already operating these activities before Law No. 12,865/13 became effective, there can be no assurance that we will obtain the authorizations. If we do not obtain them, or if we are found to be in violation of any current or future regulations, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil. We could also be subject to private lawsuits. Any of these consequences could seriously harm our business and results of operations.

In addition, the early payment of receivables feature that we offer merchants makes up a significant portion of our activities. Law No. 12,865/13 prohibits payment institutions such as PagSeguro Brazil from performing activities that are restricted to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending”, which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected.

For further information regarding these regulatory matters, see “Item 4. Information on the Company—Regulation—Regulation of the digital payments industry in Brazil.”

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks and that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment. Any additional privacy laws or regulations could seriously harm our business, financial condition or results of operations.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a social contribution on gross revenues) from 0% to 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS). Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, can change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

Furthermore, we are involved in tax proceedings based on differences of interpretation between us and the Brazilian tax authorities regarding tax laws and regulations. For further information, see “Item 8. Financial Information—Tax and Social Security Proceedings.”

Our financial success is sensitive to the method consumers choose to make payments, since these methods differ in profitability. Our profitability could be harmed if the proportion of our business funded using less profitable methods goes up.

We pay transaction fees to card schemes, banks and other intermediaries that vary according to the method chosen by consumers to fund payment transactions. These transaction fees are higher when consumers fund payments using credit cards, and lower when consumers fund payments with debit cards. Transaction fees are nominal when customers fund payment transactions by digital transfer of funds from bank accounts, and we pay no fees when customers fund payment transactions from an existing PagSeguro account balance. Our financial success is therefore sensitive to changes in the proportion of our business funded by consumers using credit and debit cards, which would increase our costs if we were unable to adjust the rates we charge our customers accordingly. Consumers may resist funding payments by digital transfer from bank accounts because of the incentives offered by credit cards, for example, or general concerns about providing bank account information to a third party.

Failure to deal effectively with fraud, fictitious transactions, bad transactions or negative customer experiences would increase our loss rate and harm our business, and could severely diminish merchant and consumer confidence in and use of our services.

We incur losses and expenses due to claims from consumers that merchants have not performed or that their goods or services do not match the merchant’s description. We seek to recover these losses and expenses from the merchant, but may not be able to recover them in full when the merchant is unwilling or unable to pay. We also incur losses and expenses from claims that the consumer did not authorize the purchase, from consumer fraud and from erroneous transmissions. In addition, if the losses we incur related to card transactions become excessive, they could potentially result in a loss of our right to accept cards for payment. In the event that we were unable to accept cards, the number of transactions processed through our platform would decrease substantially and our business would be harmed. We are also subject to the risk of fraudulent activity by merchants, consumers of products purchased through our platform, or third parties handling our user information. We take measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new product offerings. If these measures do not succeed, our business could be harmed.

We rely on third parties in many aspects of our business, which creates additional risk.

We rely on third parties in many aspects of our business, including, among others:

•	networks, banks, payment processors, and payment gateways that link us to the payment card and bank clearing networks to process transactions;

•	third parties that provide certain outsourced customer support and product development functions, which are critical to our operations; and

•	third parties that provide facilities, infrastructure, components and services, including data center facilities and cloud computing.

The third parties that we rely on to process transactions may fail or refuse to process transactions adequately. Any of the third parties we use may breach their agreements with us, refuse to renew these agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competing services. Financial or regulatory issues, labor issues, or other problems that prevent these third parties from providing services to us or our customers could harm our business. If our service providers do not perform satisfactorily, our operations could be disrupted, which could result in customer dissatisfaction, damage our reputation, and harm our business.

In particular, we rely on UOL, our largest shareholder, and its subsidiaries for a number of business services, particularly: data storage services; telecommunications services; internet security services; software development, maintenance and management; and call center, marketing, corporate, litigation and back-office services. UOL and its subsidiaries also provide us with advertising and media space and resell cloud services to us. For further details of these services, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our failure to manage the assets underlying our customer funds properly could harm our business.

Our ability to manage and account accurately for the assets underlying our customer funds requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our internal controls accordingly. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to manage the assets underlying our customer funds accurately could severely diminish customer use of our products and/or result in penalties and fines, which could harm our business.

The e-commerce market in Brazil is developing, and the expansion of our business depends on the continued growth of e-commerce, as well as increased availability, quality and usage of the Internet in Brazil.

Our future revenues from digital payments depend substantially on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Rapid growth in the use of the Internet (particularly as a way to provide and purchase products and services) is a relatively recent phenomenon in Brazil and we cannot assure you that this acceptance and usage will continue or increase. Furthermore, if the penetration of Internet access in Brazil does not increase quickly, it may limit our potential growth, particularly in regions with low levels of Internet quality and access and/or low levels of income.

Internet penetration in Brazil may never reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. The infrastructure for the Internet in Brazil may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may impede improvements in Internet reliability in Brazil. If telecommunications services are not sufficiently available to support the growth of the Internet in Brazil, response times could be slower, which would reduce Internet usage and harm our services. In addition, even if Internet penetration in Brazil increases, this may not lead to growth in e-commerce due to a number of factors, including lack of confidence by users in online security.

Furthermore, the price of Internet access and Internet-connected devices, such as personal computers, tablets, mobile phones and other portable devices, may limit our growth, particularly in parts of Brazil with low levels of income. Income levels in Brazil are significantly lower than in the United States and other more developed countries, while prices of both portable devices and Internet access in Brazil are higher than in those countries. Income levels in Brazil may decline and device and access prices may increase in the future.

Any of these factors could limit our ability to generate revenues in future.

Our quarterly results of operations and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.

Our quarterly results of operations may vary significantly and are not necessarily an indication of future performance. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business. In addition, we operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarters of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays.

Factors that may cause fluctuations in our quarterly results of operations include our ability to attract and retain customers; the timing, effectiveness and costs of expansion and upgrades of our systems and infrastructure, as well as the success of those expansions and upgrades; the outcomes of legal proceedings and claims; our ability to maintain or increase revenue, gross margins and operating margins; our ability to continue introducing new services and to continue convincing customers to adopt additional offerings; increases in and timing of expenses that we may incur to grow and expand our operations and to remain competitive; period-to-period volatility related to fraud and risk losses; system failures resulting in the inaccessibility of our products and services; changes in the regulatory environment, including with respect to security, privacy or enforcement of laws and regulations by regulators, including fines, orders, or consent decrees; changes in global business or macroeconomic enforcement of laws and regulations by regulators, including fines, orders, or consent decrees; changes in global business conditions; general retail buying patterns; and the other risks described in this annual report. Future fluctuations in quarterly results may mean that our business is less predictable and may harm the trading price of our Class A common shares.

Our business could be harmed if we are unable to forecast demand for our products accurately or to manage our product inventory adequately.

With the goal of increasing our transaction business and POS device sales, we invest broadly in our POS unit technology. Our products, such as the Moderninha and the Minizinha, often require investments with long lead times. An inability to forecast the success of a particular product correctly could harm our business. We must forecast inventory needs and expenses and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to forecast demand for our products accurately could be affected by many factors, including an increase or decrease in demand for our products or for our competitors’ products, unanticipated changes in general market conditions, and the change in economic conditions.

If we underestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver sufficient quantities of that product to meet our requirements, and we may experience a shortage of that product available for sale or distribution. The shortage of a popular product could seriously harm our brand, our seller relationships, the acquisition of additional sellers and our total transaction business. If we overestimate demand for a particular product, we may have excess inventory for that product and the excess inventory may become obsolete or out of date. Inventory levels in excess of demand may lead us to write down or write off the inventory or sell excess inventory at further discounted prices, which could harm our profit and our business.

Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.

Some of the key components used to manufacture our POS devices, such as the chip and pin reader, come from limited sources of supply. In addition, we currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and we do not have agreements with these suppliers.

Due to reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, or loss of or damage to our products while they are in transit or storage, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, the inability of our manufacturers to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, and/or difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices, would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could hurt our relationships with our customers, prevent us from acquiring new customers, and seriously harm our business.

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures, or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.

Our business depends upon the efforts and skill of our senior management, who has played an important role in shaping our company culture. Our future success depends to a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to set up or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and noncompetition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to set up or join a competitor, or that the noncompetition agreements would be upheld in a court of law. In the event that a number of our senior management members leave our company, we may have difficulty finding suitable replacements, which could seriously harm us.

Our future success also depends on our ability to identify, attract, hire, train, retain, motivate and manage other highly skilled technical, managerial, information technology, marketing, product, risk management and customer service personnel. Competition for these personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel.

We partially rely on card issuers or card schemes to process our transactions. Changes to credit card scheme fees, rules or practices may harm our business.

We partially rely on card issuers or card schemes to process our transactions, and must pay a fee for this service. From time to time, card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. Credit card processors have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. In addition, card schemes have imposed and may again impose special assessments for transactions that are executed through a “digital wallet,” and these fees could particularly affect us and significantly increase our costs. These increased fees increase our operating costs and reduce our profit margins.

We are also required by credit card schemes to comply with their operating rules. The credit card schemes and their member banks set and interpret these rules. The bank accounts offered by those member banks compete with our digital account services. Visa, MasterCard, American Express or other credit card companies could adopt new operating rules or reinterpret existing rules that we or our processors might find difficult or even impossible to follow. As a result, we could lose our ability to provide our customers the option of using credit cards to fund their payments and our users the option to pay their fees using a credit card. If we were unable to accept credit cards, our business would be seriously harmed.

We could lose the right to accept credit cards or could be required to pay fines if credit card schemes such as MasterCard or Visa determine that users are using our platform to engage in illegal or “high risk” activities, or if users generate a large volume of chargebacks related to fraudulent transactions. Additionally, we may be unable to access financing in the credit and capital markets at reasonable rates to fund our operations and for that reason our profitability and total transaction business could decline significantly.

We might not successfully implement strategies to increase adoption of our digital payment methods, which would limit our growth.

Our future profitability will depend, in part, on our ability to successfully implement our strategy to increase adoption of our digital payment methods. We cannot assure you that the market for digital payments will continue to grow or will remain viable. We expect to invest substantial amounts to:

•	drive consumer and merchant awareness of digital payments;

•	encourage consumers and merchants to sign up for and use our digital payment products;

•	enhance our infrastructure to handle seamless processing of transactions;

•	continue to develop state of the art, easy-to-use technology;

•	expand our operations;

•	increase the number of users who collect and pay digitally; and

•	grow and diversify our customer base.

Despite these investments, we may fail to implement these programs successfully or to increase substantially the number of customers who pay for our digital payment methods. This would hold back any growth in our revenues and harm our business.

If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, starting in 2018 we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

Our operating results are affected by decreases in consumer discretionary spending. Changes in macroeconomic conditions may reduce the volume and prices of transactions on our payments platforms and harm our growth strategies and business prospects.

Our operating results are affected by the condition of the economy. Our business and financial performance may be harmed by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession. Additionally, we may experience difficulties in operating and growing our operations as a result of economic pressures.

As a business that depends on consumer discretionary spending, we may suffer harm if our merchants’ customers reduce their purchases due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, lower consumer confidence, uncertainty or changes in tax policies and tax rates. Decreases in customer traffic or average value per transaction negatively affect our financial performance, and a prolonged period of depressed consumer spending could seriously harm our business. Promotional activities and decreased demand for consumer products, particularly higher-end products, could affect our profitability. The potential effects of the ongoing economic crisis in Brazil are difficult to forecast and mitigate. Any of the foregoing could seriously harm our business, results of operations and financial condition and could cause the trading price of our Class A common shares to decline.

Increases in interest rates may harm our business.

Processing consumer transactions made using credit cards, as well as providing early payment of receivables to merchants when consumers make credit card purchases in installments, both make up a significant portion of our activities. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards; and fewer merchants may decide to use our early payment of receivables feature if our overall financing costs require us to increase the discount rate we charge for this feature. Either of these factors could cause our business activity levels to decrease.

Customer complaints or negative publicity about our customer service could reduce usage of our products and, as a result, our business could suffer.

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our product. Breaches of our customers’ privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business.

We, like our platforms, are susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, terrorist financing, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. The owners of intellectual property rights or government authorities may seek to bring legal action against us if our platform is used for the sale of infringing items. These claims could result in reputational harm and any resulting liabilities, loss of transaction volume or increased costs could harm our business.

In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require us to notify regulators, customers or employees of security breaches and we may be required to reimburse customers or banks for any funds stolen as a result of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.

In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive they could result in us losing the right to accept credit cards for payment. Since credit cards are the most widely used method for our customers to pay for the products we sell, our business will be harmed if we are unable to accept credit cards.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. Our security measures may fail to prevent security breaches, which could harm our business.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

We believe the protection of our intellectual property, including our trademarks, patents, copyrights, domain names, trade dress, and trade secrets, is critical to our success. We seek to protect our intellectual property rights by relying on applicable laws and regulations, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our proprietary rights when offering or procuring products and services, including confidentiality agreements with parties with whom we conduct business.

However, contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademark, copyright, patent, domain name, trade dress and trade secret protection is expensive to maintain and may require litigation. Protecting our intellectual property rights and other proprietary rights is expensive and time-consuming and may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. We have licensed certain of our proprietary rights, such as trademarks or copyrighted material, to others in the past, and expect to do so in the future. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to protect or enforce our intellectual property rights adequately, or significant costs incurred in doing so, could materially harm our business.

As the number of products in the software industry increases and the functionalities of these products further overlap, and as we acquire technology through acquisitions or licenses, we may become increasingly subject to infringement claims, including patent, copyright, and trademark infringement claims. We may be required to enter into litigation to determine the validity and scope of the patents or other intellectual property rights of others. The ultimate outcome of any allegation is uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, require us to stop selling, delay shipping, or redesign our products, or require us to pay substantial amounts to satisfy judgments or settle claims or lawsuits or to pay substantial royalty or licensing fees, or to satisfy indemnification obligations that we have with some of our customers. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm our business.

If we continue to grow, we may not be able to appropriately manage the increased size of our business.

We are currently experiencing a period of significant expansion and anticipate that further expansion will be required to address potential growth in our customer base and market opportunities.

We must constantly add new hardware, update software, enhance and improve our billing and transaction systems, and add and train new engineers and other personnel to accommodate the increased use of our platforms and the new products and features we regularly introduce. This upgrade process is expensive, and the increasing complexity and enhancement of our website results in higher costs. Failure to upgrade our technology, features, transaction processing systems, security infrastructure, or network infrastructure to accommodate increased traffic or transaction volume could harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of users’ experiences of our services and delays in reporting accurate financial information.

Our revenues depend on prompt and accurate transaction processes. Our failure to grow our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on our website would harm our business and our ability to collect revenue. Furthermore, we may need to enter into relationships with various strategic partners, websites and other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.

We have significant working capital requirements, primarily driven by payment terms agreed with our merchant clients and the extended payment terms that they offer their customers. Differences between the date when we pay our merchant clients and the date when we receive payments from financial institutions may harm our liquidity and our cash flows. We expect our working capital needs to increase as our total transaction business increases. In order to finance our working capital needs, we have recently been entering into financing arrangements that decrease the amount of time it takes for us to collect our accounts receivable, and to increase the amount of time we have to pay our accounts payable. We believe these financing arrangements allow us to gain access to capital faster and more cheaply than we would otherwise be able to. There can be no assurance that these types of financing arrangements will continue to be available to us on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our sites, which may harm our business, financial condition and results of operations.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to together as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC). Brazilian Public Prosecutors may also commence investigations of alleged violations of consumer rights, and the TAC mechanism is also available as a sanction in those proceedings. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutors may also file public civil actions against companies who violate consumer rights, seeking strict observation of the consumer protection laws and compensation for any damages to consumers.

At December 31, 2017, we had approximately 3,600 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for noncompliance that could harm our results of operations.

We are subject to regulatory activity and antitrust litigation under competition laws.

We receive scrutiny from various governmental agencies under competition laws. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Any such claims and investigations, even if they are unfounded, are usually very expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. At December 31, 2017, we had recorded R$4.3 million in provisions for current civil proceedings and no provisions for non-current civil proceedings; and at December 31, 2016, we had recorded R$0.6 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.

Additionally, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings that claim substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may from time to time acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results.

Our developer platforms, which are open to merchants and third-party developers, subject us to additional risks.

We provide third-party developers with access to application programming interfaces, software development kits and other tools designed to allow them to produce applications for use, with a particular focus on mobile applications. There can be no assurance that merchants or third-party developers will develop and maintain applications and services on our open platforms on a timely basis or at all. A number of factors could cause them to curtail or stop development for our platforms. In addition, our business is subject to many regulatory restrictions. It is possible that merchants and third-party developers who utilize our development platforms or tools could violate these regulatory restrictions and we may be held responsible for such violations, which could harm our business.

We are a holding company and do not have any material assets other than the shares of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly Pagseguro Internet S.A., our Brazilian operating company, which we refer to as PagSeguro Brazil. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares or Class B common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares,” “—Risks Relating to Our Class A Common Shares—We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.” and “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could seriously harm our business, financial condition and results of operations.

Natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, political events, environmental accidents, power shortages or communication interruptions could seriously harm our business. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and seriously harm our business, financial condition and results of operations. In addition, our net sales could be significantly reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil or any other jurisdictions where we may operate. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other major events.

Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability;

•	labor and social security regulations;

•	energy and water shortages and rationing; and

•	other political, social and economic developments in or affecting Brazil.

In addition, Brazil is currently experiencing a recession and weak macroeconomic conditions are expected to continue through at least the first six months of 2018, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.” We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations —Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending.”

The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue through at least the first six months of 2018. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato”, have negatively impacted the Brazilian economy and political environment. Members of the Brazilian government as well as senior officers of large state-owned companies have faced or are currently facing allegations of corruption and money laundering as a result of these investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including members of Congress, and high-ranking executives officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of Operação Lava Jato as well as other ongoing corruption-related investigations is uncertain, but they have already hurt the image and reputation of those companies that have been implicated as well as the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

President Dilma Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her. President Rousseff was replaced by Vice-President Michel Temer, who served as acting President until Ms. Rousseff was permanently removed from office by the Senate on August 31, 2016 for infringing budgetary laws. Michel Temer then became President for the remainder of the presidential term, which is due to end in October 2018. In June 2017, the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) cleared the electoral alliance formed by Ms. Rousseff and Mr. Temer of charges that it had violated campaign finance laws in the 2014 election. President Temer remains the subject of investigations by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor relating to allegations of corruption, however, and may ultimately be subject to impeachment proceedings before his presidential term ends. We cannot predict how the ongoing investigations and proceedings will affect us or the price of our Class A common shares. Furthermore, uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption, as well as the potential for severe water and electricity rationing following a decrease in rainfall and water reservoir levels throughout Brazil in early 2016.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 3.0%, 6.3% and 10.7% in 2017, 2016 and 2015, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM), increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 19.8% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.3080 per U.S. dollar on December 31, 2017, remaining relatively stable as compared to the rate at year-end 2016. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.8% in 2015, a contraction of 3.6% in 2016 and growth of 1.0% in 2017. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of Brazilian securities, including the price of our Class A common shares.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of Brazilian companies may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for Brazilian securities, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2017, Donald Trump became the President of the United States. We have no control over and cannot predict the effect of Donald Trump’s administration or policies. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Brazil has lost its investment grade sovereign debt credit rating with the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB- to BB+ in September 2015, subsequently reduced it to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. Fitch downgraded Brazil’s sovereign credit rating to BB+ with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2016 to BB with a negative outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Internet regulation in Brazil is recent and still limited and several legal issues related to the Internet are uncertain.

In 2014, Brazil enacted a law, which we refer to as the Internet Act, setting forth principles, guarantees, rights and duties for the use of the Internet in Brazil, including provisions about Internet service provider liability, Internet user privacy and Internet neutrality. In May 2016, further regulations were passed in connection with the Internet Act. However, unlike in the United States, little case law exists around the Internet Act and existing jurisprudence has not been consistent. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our service.

Risks Relating to Our Class A Common Shares

UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 94.0% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Our Class B common shares are entitled to 10 votes per share and our Class A common shares, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 60.9% of our issued share capital. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 94.0% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

If UOL sells or transfers any of its Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if UOL sells or transfers them means that UOL will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it retains. If our Class B common shares at any time represent less than 10% of the combined voting power of our Class A common shares and Class B common shares together, however, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—Memorandum and Articles of Association.”

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

After accounting for the 50,925,642 new Class A common shares issued and sold by PagSeguro Digital in our initial public offering and the 1,821,043 new Class A common shares issued without cash consideration to certain members of our management who are beneficiaries under the LTIP upon completion of our initial public offering, PagSeguro Digital had a total of 315,035,292 common shares issued and outstanding immediately following our initial public offering. 192,020,861 of these shares are Class B common shares beneficially owned by UOL, 121,193,388 of these shares are Class A common shares beneficially owned by investors who purchased shares in our initial public offering and 1,821,043 are Class A common shares beneficially owned by members of our management.

We have outstanding 123,119,209 Class A common shares and 192,020,861 Class B common shares. Subject to the lock-up agreements described below, the Class A common shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees are, subject to the lock-up agreements described below, able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the Securities and Exchange Commission, or the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

PagSeguro Digital has agreed with the underwriters to its initial public offering, subject to certain exceptions, not to offer, sell or dispose of any shares in its share capital or securities convertible into or exchangeable or exercisable for any shares in its share capital during the 180-day period following January 23, 2018, the date of our initial public offering. PagSeguro Digital’s executive officers and the members of its board of directors, as well as UOL, have agreed to substantially similar lock-up provisions. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Item 10. Additional Information—Common Shares Eligible for Future Sale,” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

In addition, the 1,821,043 shares issued to certain members of our management under our LTIP upon completion of our initial public offering are subject to a one-year lock-up period under the terms of the LTIP. Any shares that are issued under the LTIP on subsequent vesting dates during the first year after our initial public offering will be subject to the remainder of that same lock-up period, expiring one year after the closing of our initial public offering. After the close of that one-year period, shares to be issued under the LTIP will no longer be subject to a lock-up. For further information on our LTIP, see “Item 6. Directors, Senior Management and Employees—Compensation—Long-Term Incentive Plan.”

Sales of a substantial number of our common shares upon expiration of the lock-up agreements and the lock-up period in our LTIP, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.

We have not adopted a dividend policy with respect to future dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors or, where applicable, our shareholders. Accordingly, if we do not declare dividends in the future, investors will most likely have to rely on sales of their Class A common shares, which may increase or decrease in value, as the only way to realize cash from their investment. There is no guarantee that the price of our Class A common shares will ever exceed the price that you pay.

We may raise additional capital in the future by issuing equity securities, which may result in a potential dilution of your equity interest.

We may issue additional equity securities to raise capital, make acquisitions, or for a variety of other purposes. Additional issuances of our shares may be made pursuant to the exercise or conversion of convertible debt securities, warrants, stock options or other equity incentive awards such as our LTIP. Any strategic partnership, issuance or placement of shares and/or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our Class A common shares could decline.

The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decline, which might cause the market price and trading volume of our Class A common shares to decline.

Our dual class capital structure means our stock will not be included in certain indices. We cannot predict the impact this may have on our stock price.

In July 2017, S&P Dow Jones, a provider of widely followed stock indices, announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in certain of their indices. As a result, our Class A common shares are not be eligible for these stock indices. Additionally, since September 2017, FTSE Russell, another provider of widely followed stock indices, requires new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. UOL controls approximately 94.0% of the voting power of our outstanding share capital. Many investment funds are precluded from investing in companies that are not included in such indices, and these funds would be unable to purchase our Class A common shares if we were not included in such indices. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones and FTSE Russell in the future. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, which is generally defined with reference to the interests of its shareholders (both present and future) as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 10. Additional Information—Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express a shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation effected by a scheme of arrangement of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law, which permits a merger/consolidation without a court order, provides a mechanism for a dissenting shareholder in a merger or consolidation to require us to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

Our Memorandum and Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and reduce the rights of holders of our Class A common shares.

Our Memorandum and Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to issue new shares in our company from time to time (including common shares and preferred shares) without action by our shareholders. These provisions could have the effect of depriving our shareholders of the opportunity to sell their Class A common shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions. See “Item 10. Additional Information—Memorandum and Articles of Association—Anti-Takeover Provisions in our Memorandum and Articles of Association.”

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

PagSeguro Digital is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are residents of Brazil, and a substantial portion of their assets is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and those officers and directors.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize a foreign judgment in personam of a court of competent jurisdiction and give a judgment based thereon if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate in effect on the date the judgment is obtained as determined by the Central Bank. These amounts are then adjusted to reflect exchange rate variations through the effective payment date. The exchange rate at that time may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), the disclosure requirements that we must comply with and other requirements are different from those applicable to U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, the disclosure requirements that we must comply with and other requirements are different from those applicable to U.S. domestic registrants and non-emerging growth companies. For example, as a foreign private issuer for U.S. purposes, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow the Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, these laws and regulations do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information that is material to us and which we make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, our auditors do not have to comply with any new auditing standards promulgated by the PCAOB (unless the SEC determines otherwise) or attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer and (2) the date on which we have issued more than US$1.00 billion in nonconvertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a company that is not an emerging growth company.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

PagSeguro Digital is a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE we rely on certain home country governance practices from the Cayman Islands, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for the audit committee member independence under the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee;

•	have regularly scheduled executive sessions of our board that consist of independent directors only; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

As a foreign private issuer, we may follow home country practice from the Cayman Islands in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Although we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, there can be no assurance that we will not be a PFIC for any taxable year, which could subject United States investors in our shares to significant adverse U.S. federal income tax consequences.

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and the application of these rules is uncertain in some respects. Accordingly, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

If we were classified as a PFIC, special adverse U.S. federal tax rules would generally apply to a United States Holder (as defined in “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations”) that holds our Class A common shares. United States Holders are urged to consult their own tax advisers with respect to the potential tax consequences of the PFIC rules to their particular circumstances.

Although we consider ourselves to be actively engaged in an active business with respect to a number of business lines, and to be engaged in an active financing activity with respect to the early payment of receivables feature that we offer merchants regarding credit card transactions in installments in particular, and we believe that income from such businesses and features is likely not treated as passive income for purposes of the PFIC rules, it is not entirely clear how such income will be treated for these purposes. In particular, certain of our income may be treated as passive income unless such income is eligible for an exception for certain income derived in the active conduct of a financing business under Section 954(h) of the Code (the “active financing exception”), and related assets may be considered passive assets unless the active financing exception applies. We believe that the active financing exception will likely apply to treat such income as active, but if it is determined, contrary to our view, that the income from these businesses and features is passive for such purposes, that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC. For more information on the application of the PFIC rules to us, see “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, the company, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are a disruptive provider of financial technology solutions focused primarily on Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital payment solutions

•	In-person payments via POS devices that we sell to clients

•	Free digital accounts

•	Issuer of prepaid cards to clients for spending or withdrawing account balances

•	Operating as an acquirer.

Our end-to-end digital ecosystem enables our customers not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in June 2017, 75% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their PagSeguro digital accounts, without the need for a bank account. Our digital account offers more than 30 cash-in methods and six cash-out options including our PagSeguro prepaid card, all using our proprietary technology platform and backed by the trusted PagSeguro and UOL brands. Our digital ecosystem also features other digital financial services, business management tools and functionalities for our clients.

At December 31, 2017, the PagSeguro network consisted of active clients in all 26 states and the federal district in Brazil. Our business has continued to grow rapidly, despite the major macroeconomic slow-down in Brazil since 2014:

•	At December 31, 2017, our active merchants totaled 2.7 million, representing an increase of 92.9% compared with 1.4 million at year-end 2016. Our active merchants at year-end 2016 represented an increase of 55.6% compared with 0.9 million at year-end 2015.

•	In 2017, our TPV totaled R$38.5 billion, representing an increase of 173.0% compared with R$14.1 billion in 2016. Our TPV in 2016 represented an increase of 90.8% compared with R$7.4 billion in 2015.

•	In 2017, our average spending per active merchant totaled R$18,374, representing an increase of 48.1% compared with R$12,404 in 2016. Our average spending per active merchant in 2016 represented an increase of 12.3% compared with R$11,047 in 2015.

•	In 2017, our Total revenue and income totaled R$2,523.4 million, representing an increase of 121.7% compared with R$1,138.4 million in 2016. Our Total revenue and income in 2016 represented an increase of 68.7% compared with R$674.9 million in 2015. The principal components of our Total revenue and income posted the following growth:

•	Our two net revenue items (Net revenue from transaction activities and other services and Net revenue from sales) together totaled R$1,696.2 million in 2017, an increase of 129.0% compared with R$740.6 million in 2016. The total of these net revenue items in 2016 represented an increase of 66.5% compared with R$444.7 million in 2015.

•	Our Financial income totaled R$818.6 million in 2017, an increase of 108.6% compared with R$392.4 million in 2016. Financial income in 2016 represented an increase of 78.8% compared with R$219.5 million in 2015.

•	In 2017, our Net income for the year totaled R$478.8 million, representing an increase of 274.6% compared with R$127.8 million in 2016. Net income for the year in 2016 represented an increase of 260.0% compared with R$35.5 million in 2015.

Brazil has approximately 7.1 million Individual Micro Entrepreneurs, 3.9 million Micro Companies, 0.1 million SMEs and 0.02 million Large Companies according to SEBRAE and the Portal do Empreendedor. Micro Entrepreneurs and Micro Companies represent a major market opportunity, as most of them remain unbanked and seek digital payments solutions. We believe that by continuing to migrate these Micro-Merchants and Micro Companies into our ecosystem, we can continue to drive significant additional revenue growth in the coming years. At the same time, we will continue to introduce more value-added products and services targeted at larger clients.

Our History

UOL launched PagSeguro in 2006, acquiring a Brazilian digital payments startup and combining it with UOL’s own know-how in Internet services. Initially launched as an online payment platform, PagSeguro aimed to provide the digital payment infrastructure necessary to support the growth of e-commerce in Brazil and by 2016 we were considered the largest Brazilian online payment company in terms of TPV, according to data compiled by Ebit. UOL’s credibility in the Brazilian Internet sector was key to this successful launch, and remains so today. Founded in 1996, UOL is Brazil’s largest Internet content, digital products and services company. According to comScore, 81.2 million unique visitors (approximately 73% of Brazilian internet users) accessed a UOL website in May 2017. The PagSeguro and UOL brands together gave Brazilian online consumers the confidence to use their sensitive personal and financial data on our payments platform, in order to shop online easily and safely. As an example of our commercial initiatives to instill trust and safety in online shopping, we introduced our escrow service where we hold the consumer’s payment for a set period of time following the purchase, as a precaution in case of a commercial claim.

In 2008, PagSeguro was named “Preferred E-commerce Company” by Info Exame magazine. Customer numbers continued to grow, with 20,000 stores and approximately 600,000 consumers carrying out transactions through the PagSeguro platform during the year.

In 2009, we strengthened our presence in digital payments by acquiring Boldcron Technologies, a gateway payment company linked to the main acquisition providers in Brazil, which offered payment programs and networks. In the same year, Exame magazine named UOL in the Digital Industry category as one of the 1000 Melhores e Maiores (“biggest and best”) companies in Brazil, when many of the PagSeguro business activities were still operated by UOL. In 2009, approximately 100,000 online stores carried out transactions through the PagSeguro platform.

In 2010, approximately 5,000,000 consumers carried out transactions through the PagSeguro platform.

In 2011, we acquired Boa Compra, a company focused on online gaming licenses and digital payment solutions in various countries. In the same year, approximately 311,000 online stores and approximately 6.5 million consumers carried out transactions through the PagSeguro platform using one of the 14 payment methods we accepted at the time.

In 2013, the Central Bank amended regulations to terminate the exclusive banking arrangements between banks and some card and meal voucher schemes, ending the effective duopoly in the acquirer industry in Brazil. This move was part of a concerted focus by the Central Bank on concentration in the market, following a report issued by it in 2010 on the effective duopoly between two acquirers, both of which were owned by some of the largest banks in Brazil: RedeCard (now known as Rede, which had exclusive accreditation with MasterCard) and Visanet (now known as Cielo, which had exclusive accreditation with Visa).

Also in 2013, we expanded from online payments into point of sale, or POS, payments, which enable merchants to receive in-person payments from payment cards, becoming the first payment provider in Brazil to sell POS devices (as opposed to offering rentals). Our first POS, a magnetic strip card reader that plugged into a smartphone headphone jack combined with an app, was released in April 2013. In the same year, we became accredited with Sorocred, a local card scheme, as an acquirer, and we also received PCI-DSS Certificate-Data Security Standard Certification. In 2013, approximately 7.8 million consumers carried out transactions through the PagSeguro platform.

In 2014, we applied to the Central Bank to become an authorized payment institution under Brazilian Federal Law No. 12,865 of 2013. Since we were already accredited by Sorocred as an acquirer, the Central Bank regulations permit us to continue carrying out our activities until the authorization is granted, as further described in “—Regulation—Regulation of the digital payments industry in Brazil.”

In March 2014, we launched our first POS device, which was compatible with iOS and Android, that allowed merchants to process debit and credit cards using chips. In the same year, we accepted 25 payment methods.

In 2015, we launched the Moderninha, our first standalone POS device branded with its own nickname, and our PagSeguro prepaid card under the MasterCard scheme. We also established a partnership with Ticket, a major meal voucher scheme. With the launch of our PagSeguro prepaid card, we became the first payment provider in Brazil to operate as a closed loop where clients are able to receive and spend funds all within our end-to-end digital ecosystem.

In 2016, we became the first payments provider in Brazil, other than the incumbent acquirers associated with banks, to obtain accreditation as an acquirer with MasterCard and Visa. We had already been operating as a local acquirer for Sorocred since 2014, and we began operating as an acquirer on a large-scale basis in the second half of 2016, once we had completed the integration of our platform with Visa and MasterCard. In the same year, we established partnerships with Elo, a card scheme, and Sodexo, a major meal voucher card scheme. We also launched our Moderninha Wi-Fi and Moderninha Pro standalone POS devices; began accepting in-app checkout; and launched our free POS app PagSeguro Vendas. In 2016, we became larger than our parent company UOL for the first year in terms of our Total revenue and income as compared with UOL’s net revenue (without including its consolidated subsidiaries).

In 2017, we launched PlugPag, our POS device Minizinha, EFTPOS, our i-Banking app PagSeguro Minha Conta and Pag.ae and other new services such as our Facebook chatbot, reconciliation services and one-day approval for merchants who wish to obtain early payment of their installment receivables. The launch of our EFTPOS integration solution made us the first payment provider in Brazil to connect POS devices to a merchant’s sales system. We also obtained accreditation as an issuer with Visa, established partnerships with major meal voucher schemes VR and Alelo, and obtained accreditation as an acquirer with Hipercard. Furthermore, in October 2017, we acquired a controlling interest in Bivaco Holding S.A., or BIVA, an online platform that facilitates peer-to-peer lending. Between November 2017 and January 2018, we acquired an additional interest in BIVA, bringing our total interest to 75.1% of BIVA’s share capital. The total amount we paid for our shareholding in BIVA was R$23.1 million.

In January 2018, we had our initial public offering, in which we offered our Class A common shares. Our Class A common shares are listed on the NYSE. For more information, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.” In February 2018, we announced a new functionality of our Moderninha Wi-Fi and Moderninha Pro, enabling multiple merchants to share a single POS device, and in March 2018, we launched our Minizinha Chip, an mPOS device combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket and comes with its own SIM card and a free data plan, thus no longer requiring smartphone pairing like traditional mPOS devices.

Our Products and Services

We provide a wide range of affordable solutions and tools to help our merchants manage and grow their businesses. These include a variety of cash-in and cash-out options with features designed to attract and retain clients, provide them with access to working capital and help them manage their cash flow.

We have an in-depth understanding of our clients, the issues they face and the markets in which they operate. As a pioneer in the Brazilian digital payments market, we are able to anticipate trends and translate them into new products and solutions that meet our clients’ needs more efficiently than foreign competitors operating in Brazil. For example, the Brazilian market expects digital payments providers to offer a number of country-specific features, such as installment payments on credit cards, early payment of installment receivables and payments via boletos, all of which are central to Brazilian financial culture. We built our end-to-end digital ecosystem and our digital financial services offering around these local specificities.

With the increased adoption of mobile devices by merchants and consumers as a form of payment, we design all our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times and offer payment options to consumers using mobile devices.

Our industry is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. For example, in addition to the products and services that we currently offer, WeChat Pay and Alipay, players in the Chinese digital payments industry, already offer promotions and cashback features as well as on-platform third-party bill payments. We strive to continue to develop and release new products and services to match the needs and expectations of our clients.

The PagSeguro Ecosystem

Our end-to-end digital ecosystem operates as a closed loop where our clients are able to address their main day to day financial needs, including receiving and spending funds and managing and growing their businesses. Clients do not need to purchase a POS device in order to gain access to our end-to-end digital ecosystem. Our main products and services fall into the following categories, described in further detail below:

•	the free PagSeguro digital account, around which all our functionalities and services are designed

•	more than 30 cash-in solutions

•	early payment of merchants’ installment receivables

•	advanced built-in functionalities as well as value-added services and features

•	a variety of cash-out methods

The diagram below shows our main cash-in and cash-out solutions:

The Free PagSeguro Digital Account

The free PagSeguro digital account, which is the core of our client offering for both merchants and consumers, centralizes all cash-in options, functionalities, services and cash-out options in a single ecosystem so that our clients can grow their business in a safe, affordable, scalable and simple way, all without needing a bank account. As a “closed-loop domestic” payment scheme for Brazilian regulatory purposes, the PagSeguro digital account does not provide credit facilities or enable holders to incur negative balances, however.

Merchants can sign up for a free PagSeguro digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. Our online contract is typically for an indefinite term, but for certain clients who generate higher TPV, we may offer contracts with terms between 12 and 24 months. By signing up with us, merchants can automatically start accepting more than 30 cash-in methods, all with antifraud protection, and can begin accessing our business management tools. For merchants who require more complex functionalities, we offer value-added services and features such as the early payment of installment receivables for merchants, accounting reconciliation and shipping solutions. With our free PagSeguro digital account, merchants may request the transfer of their account balance to a bank account and also use our products and services to spend their account balance or other funds directly on our platform by (i) buying online, (ii) making peer-to-peer transfers or (iii) transferring their balance to the PagSeguro prepaid card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.

For consumers, the free PagSeguro digital account offers not only numerous simple and safe options to pay merchants, but also the option to save their card details on our eWallet solution and to make and receive payments on a peer-to-peer basis.

We believe that these products and services create a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.

1.	Translation for illustrative purposes only.

2.	Free translation from Portuguese.

•	Cash-In Solutions

Our cash-in methods can be accepted through web checkout, in-app checkout or in-person using our POS devices. They include credit and debit cards, meal vouchers, boletos, bank transfers, bank debits, transfers between PagSeguro digital accounts and cash deposits.

✓	Online and In-Person Payment Tools

Our merchants can choose to accept payments from consumers through various online and in-person payment tools. For our merchants conducting business online, we offer web checkout solutions and in-app payment options. For merchants conducting in-person transactions, we offer a range of POS devices.

•	Online Payment Tools

We offer a variety of online payment tools that enable merchants to integrate sophisticated checkout and payment processes into their online business. These include (i) three web checkout options for merchants conducting business over browsers (whether desktop or mobile), (ii) an in-app payment tool for merchants conducting business using mobile apps and (iii) P2P and social payment tools.

Web Checkout: Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing and order tracking. We offer three different levels of web checkout integration: ”Redirect”, “Lightbox” and “Transparent”, all of which are easy to set up and customize. We supply our code and documentation to the merchant free of charge, allowing the merchant to select and implement the web checkout solution that best meets his or her needs.

Redirect: With Redirect, upon clicking on the payment option, the consumer is redirected away from the merchant’s website to the PagSeguro secure domain, where the payment is processed. After payment, the consumer is redirected to the merchant’s website.

1.  Translation for illustrative purposes only.

2.  Free translation from Portuguese.

Lightbox: With Lightbox, the payment is processed on the merchant’s own website but using the PagSeguro secure domain. The consumer sees both interfaces during the online checkout process, with a PagSeguro pop-up overlaying the merchant’s website. After completing the purchase, the pop-up will close and the consumer can continue navigating on the merchant’s website.

1.  Translation for illustrative purposes only.

2.  Free translation from Portuguese.

Transparent: The Transparent checkout solution allows the merchant to create a fully customized consumer experience. Payments are processed by us under the merchant’s domain while still benefiting from the features and functionalities of the PagSeguro ecosystem, such as antifraud and consumer data protection.

1.  Translation for illustrative purposes only.

2.  Free translation from Portuguese.

In-App Checkout: Our in-app checkout is a payment tool developed to be integrated in our merchants’ mobile apps which allows payment processing via the PagSeguro secure domain, while offering single-click checkout within the merchant’s mobile app.

1.	Translation for illustrative purposes only.

2.	Free translation from Portuguese.

P2P and Social Payment Tools (Pag.ae): Our innovative P2P and “social payment” tools allow our clients to request payments by sending a web link via social media straight to the person paying, creating a fast and easy way for anyone to send and receive money electronically. Users can request payments even if they do not have a website, and the person paying does not need to register with PagSeguro and may pay through a variety of options, including credit card, boleto or bank deposit. With our Pag.ae social payment tool, our customer can request payments using a link and can send this link to one or more payer(s) via e-mail, social network or messaging service such as WhatsApp, using the recipient’s phone number or e-mail address. The payer clicks on the link and can make the payment easily in various ways (credit card, boleto or bank deposit). Pag.ae allows the recipient to pay in up to 12 installments.

We believe these P2P and social payment tools drive organic growth in our customer base, establishing relationships with potential PagSeguro customers and encouraging them to join our platform when they make a payment.

•	In-Person Payment Tools

Our range of affordable POS devices allows merchants to accept credit, debit and meal voucher card payments on an in-person basis. Our POS devices can be set up in less than five minutes. They are designed to be easy to use and have high levels of system availability, efficient back-up solutions, value-added functionalities and a five-year warranty.

With PagSeguro, merchants can purchase their own device with a flexible payment plan and no monthly rental or other recurring fees. For the equivalent of three to six months’ rental payments to an incumbent, merchants can buy a comparable or better device from PagSeguro, freeing them from the incumbents’ continuous monthly rental fees. No credit checks on the merchant are required. All of our POS devices come with a free PagSeguro prepaid card to give the merchant an immediate cash-out option without needing a bank account.

We offer a comprehensive suite of POS devices, from our entry-level Minizinha to the Moderninha Pro. These POS devices are offered separately from our transaction services.

•	The Minizinha mPOS device connects via Bluetooth to our free POS app PagSeguro Vendas installed on the merchant’s smartphone and provides a simple yet secure means to accept payment cards. The Minizinha provides receipts via SMS for the consumer. We offer the Minizinha for a purchase price of 12 monthly installments of only R$9.90 (or US$2.99), appealing to the Micro-Merchants and SMEs who plan their own business expenses on a monthly basis.

•	The Minizinha Chip mPOS device combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket. This mPOS device that comes with its own SIM card and a free data plan, thus improving the merchant experience by no longer requiring smartphone pairing like traditional mPOS devices. These features make the Minizinha Chip appealing to Micro-Merchants and SMEs seeking mobility and convenience. We offer the Minizinha Chip for a purchase price of 12 monthly installments of only R$24.90 (or US$7.53).

•	For businesses with greater needs we offer two more sophisticated units, the Moderninha Wi-Fi (priced at 12 monthly installments of R$39.90 (or US$12.06)) and the Moderninha Pro (priced at 12 monthly installments of R$69.90 (or US$21.13)). The Moderninha Wi-Fi, which provides consumer receipts via SMS, is aimed at merchants who generate lower transaction volumes; while the Moderninha Pro, which provides consumer receipts via SMS or in paper form, is aimed at merchants who generate higher transaction volumes. The Moderninha Pro is the first single unit to offer GPRS/2G/3G chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. The device switches automatically between the various connection formats.

•	Our devices range from the entry-level Minizinha to the Moderninha Pro, the only single unit to offer GPRS/2G/3G chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil.

We also offer a virtual POS terminal via our free Android and iOS app that enables the merchant’s smartphone to be used as a POS device for credit card payments, from seven different card schemes, with no external hardware. The merchant types the consumer’s card number into the app, with security provided via network encryption.

We generate revenues from our sales of POS devices to merchants, in addition to the commissions generated on the credit, debit and meal voucher card transactions processed through the device. All POS devices are set up to offer up to 12 monthly installments on credit card payments at the point of purchase if the consumer chooses.

We currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The Equipment Supply Agreement, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX and Transire to Net+Phone and the standard terms and conditions governing this supply of POS devices. PAX and Transire together serve as our main supplier of POS devices. Consideration payable to PAX and Transire under this agreement is determined by the number of POS devices ordered by Net+Phone. For more information, see “Item 3. Key Information—Risk Factors—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.”

✓	Payment Methods

The free PagSeguro digital account provides more than 30 cash-in methods, including the items listed below. Our cash-in methods can be accepted through web checkout, in-app checkout, or in-person using our POS devices. For debit card transactions, card issuers in Brazil pay us as acquirer on the first business day following the consumer transaction; and for credit card transactions, card issuers in Brazil pay us as acquirer on the 30th business day following the consumer transaction. We believe our pricing model is simple, transparent and easy to understand, when compared with that of incumbent payment processing providers, which is typically determined based on a mix of volume, card scheme and payment method.

•	Credit cards

We accept card payments, through our online and in-person POS payment tools, from all the major credit card schemes active in Brazil, including Visa, MasterCard, Elo, American Express, Hiper and regional schemes. The credit card schemes accepted on our platform together represent 99% of the total payment volume carried out using credit cards in Brazil in 2016, according to the Central Bank. We generate revenue from credit card transactions by charging a merchant discount rate, or MDR, a commission withheld by us from the transaction value paid to the merchant. The transaction amount, less the MDR, is credited to the merchant’s PagSeguro digital account. Our MDR pricing model is standardized, easy to understand and transparent. We also offer customized MDR pricing for certain merchants who process large payment volumes. We recognize the MDR fees in our financial statements as revenue.

In the standard payment cycle in Brazil, merchants receive sales revenues from credit card transactions 30 business days after the consumer transaction. We offer our merchants the option to receive their credit card revenues from us earlier, on either the first or the 14th business day following the consumer transaction. We refer to this option as the merchant’s “payment date election” service (regime de recebimento). If the merchant selects the one-day or 14-day payment date election, the fees for this service are included in the merchant’s overall MDR fee. This service is separate from the early payment of receivables feature that we offer merchants, which is described in the following paragraph.

Except when merchants choose to receive early payment of their receivables related to credit card transactions to be paid in installments, as described in the following paragraph, and/or when merchants select the 14-day or one-day payment date election service, we release the amount of the consumer transaction (less our commission) to the merchant’s PagSeguro digital account three days after we receive the underlying payment from the credit card issuer.

In addition, Brazilian consumers expect merchants to allow them to choose at the point of purchase to have the purchase price either (i) charged to their credit card accounts in a single payment, as in other markets, or (ii) split into several payments and only charged to their credit card accounts in monthly installments. In this case, the merchant only receives the revenues after the respective monthly installment has been charged, rather than 30 business days after the original transaction. To help our merchants offer the installment payment option to consumers, we offer to pay the monthly installment receivables to our merchants up-front in a lump sum when the consumer choses to pay in installments. Micro-Merchants and SMEs have historically faced difficulties obtaining this service from the incumbent payment processing providers, and they often require merchants to request early payment on a transaction-by-transaction basis. We offer a solution to these bottlenecks through simpler onboarding and preapproval of a merchant’s early payments. The underlying receivables relating to these payments are owed to us by the credit card issuers, which are owned primarily by Brazil’s large retail banks.

When merchants choose to make use of this early payment of receivables feature we charge them a finance fee in the form of a discount from the lump sum of the receivable. This discount is additional to the MDR fee withheld from the merchant. The finance fee is deducted from the amounts payable to the merchant at the same time as MDR, but is recognized in our financial statements as financial income rather than revenues. The discount that generates our Financial income relates only to the early payment of the second and successive installments of the purchase; the first installment is not paid early as it is disbursed to the merchant within the normal billing cycle, so it does not generate remuneration in the form of Financial income (although it does generate MDR, which is recognized as Gross revenue from transaction activities and other services). (The lump sum receivable, less the finance fee discount and the MDR or the intermediation transaction, is credited to the merchant on the 30th, 14th or 1st business day after the transaction, according to the merchant’s “payment date election” described in the paragraph above.)

Merchants who choose not to make use of our early payment of receivables feature only receive the amount payable to them under the consumer transaction (after deduction of the MDR fee) after the monthly installments are charged to the consumer’s credit card and the card issuer has paid us.

•	Debit cards

We accept debit cards from all the major card schemes active in Brazil, including Maestro (MasterCard), Visa Electron and Elo, for in-person payments. The debit card schemes accepted on our platform together represent 98% of the total payment volume carried out using debit cards in Brazil in 2016, according to the Central Bank. We generate revenues in the form of MDR commissions using a standardized, easy to understand and transparent pricing model. Unlike credit cards, Brazilian debit cards do not offer an installment payment option.

For debit card transactions, we receive the underlying payment from the debit card issuer one business day after the consumer transaction, and we pay the amount of the consumer transaction (less our commission) to the merchant on the same day as we receive it.

•	Meal voucher cards

Meal voucher cards are a labor benefit included in Brazilian employment contracts. The employer simply credits the employee’s card on a prepaid basis, and the employee can use the prepaid balance on the card to make purchases in restaurants and grocery stores. We accept in-person card payments from the principal meal voucher card issuers active in Brazil, generating revenues in the form of a value added network, or VAN, commission, which is currently charged at a flat rate per transaction. Meal voucher cards do not offer an installment payment option.

•	Boletos

Boletos are payment slip documents issued by Brazilian businesses and utilities through banks to enable consumers to pay their bills. Boletos can be used for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so that the entire document can be read and processed. The consumer can pay the boleto through his or her bank either online, over the phone, at a branch or at an ATM. Merchants can receive credits from boletos directly into their PagSeguro digital account. We generate MDR commissions on cash-in payments made via boletos to a merchant’s PagSeguro digital account.

•	Bank transfers and bank debits

Consumers can make transfers from bank accounts, either to their own PagSeguro digital account in order to add funds to their account balance that can then be used anywhere on our ecosystem, or to a merchant’s digital account to pay for a product or service. These payments can be made via any bank transfer or, in the case of payments to merchants, via an online bank debit tool. We generate MDR commissions on payments made via bank transfer or bank debit to a merchant’s PagSeguro digital account. There is no MDR or any other commission charged by us when consumers add funds to their own PagSeguro digital account.

•	Cash deposits

Similar to bank transfers, consumers can make cash deposits at a bank branch or ATM directly to PagSeguro digital accounts –either to a merchant’s digital account to pay for a product or service, or to the consumer’s own digital account. We generate MDR commissions on payments made via cash deposit to a merchant’s PagSeguro digital account. There is no MDR or any other commission charged by us when consumers add funds to their own PagSeguro digital account.

•	Early payment of installment receivables

As described under “—Cash-in Solutions—Credit Cards” above, our early payment of installment receivables feature helps our merchants offer the installment payment option to their consumers paying by credit card, without sacrificing their own cash flow. In addition to generating financial income for us, this early payment feature is an important source of working capital for merchants, in particular for our Micro-Merchants and SMEs, who may not otherwise have efficient access to capital from banks or traditional financial institutions. We believe that by offering this feature, we can strengthen our business partnerships with our merchants by providing this capital to help them grow their businesses.

We generate financial income through this early payment feature by charging a finance fee in the form of a discount from the second and successive installments that are paid early in the lump sum, in addition to the MDR fee on the intermediation transaction. The finance fee is deducted from the amounts payable to the merchant, but is recognized in our financial statements as financial income rather than revenues.

Prior to our initial public offering, we funded the working capital for this early payment service using debt incurred by us. We plan to use a portion of the proceeds from our initial public offering to finance this activity through equity capitalization. In addition, in November 2017 we set up a Brazilian investment fund to purchase and hold receivables known as a FIDC through which we may raise debt to finance the early payment of receivables feature. The FIDC is controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. The FIDC uses the capital it raises to finance the growth of this early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in the consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection to the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. For further information regarding the FIDC, see “—Organizational Structure.”

•	Advanced Built-In Functionalities and Value-Added Services and Features

Our PagSeguro digital account comes with a number of advanced built-in functionalities, provided free of charge, as well as value-added services and features that are designed to protect both merchants and consumers and help our merchants better manage their businesses. These functionalities and value-added services and features include purchase protection mechanisms, antifraud platform, account and business management tools, eWallet and our POS App. Our platform also provides solutions such as PlugPag, a free tool compatible with iOS, Android and Windows, aimed at our medium-sized and larger merchants, enabling them to connect their POS device directly to their enterprise resource planning, or ERP, software or sales automation system via Bluetooth; cart recovery solutions to improve sales conversion rates on e-commerce websites; and developer platforms allowing merchants to give third-party developers access to their PagSeguro digital accounts on a secure basis using application programming interfaces, or APIs; among other functionalities.

✓	Purchase Protection

Our Purchase Protection solution adds multiple layers of security for online purchases made on our platform. As a payment card industry, or PCI, compliant company, we do not share consumer credit card data or sensitive information with merchants, helping to prevent fraud and data misuse. For added protection to online consumers, our ecosystem holds consumer payments in escrow for a set period after purchase. If there is no consumer complaint, the funds are typically released to the merchant in two weeks from the purchase date. If a problem occurs with the purchase and the transaction is eligible for Purchase Protection, the consumer can file a claim and, if requested, we will act as mediator to help resolve the issue with the merchant. If the issue is not resolved, we reimburse the consumer for the full purchase price plus shipping costs. In the year ended December 31, 2017, only 0.8% of our online transactions required claim mediation and for those that did, the average time for claim mediation settlement was ten days. 15% of the disagreements related to non-receipt of a purchase, 65% were resolved in favor of the merchant.

✓	Antifraud platform

In addition, our IT background combined with the 10 years of historical transaction data we have amassed since our launch allow us to develop proprietary technology and gain expertise against online fraud and chargebacks related to fraudulent transactions in Brazil. Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrix. The antifraud platform is fully integrated into our ecosystem, and features processes designed to monitor potential fraud in real time, tracking transaction approvals and denials, enabling us to maintain high transaction approval rates and low incidences of fraud.

When a client requests a chargeback from the card issuer, we verify whether the sale occurred and whether the product or service was delivered by the merchant. If the chargeback claim was fraudulent, we pay the amount due to the merchant and we contest the attempted chargeback with the card issuer by providing the supporting documentation. If the chargeback claim was justified, we pass on the cost to the merchant. For information on claim mediation requests filed by our clients on our platform, see “—Protecting Our Clients—Transaction Security.”

✓	Account management tools

We aim to help our merchants expand their businesses by offering free tools such as account statements for their PagSeguro digital account, customized digital invoicing, sales data reports, simulations of early payment of merchants’ receivables, and revenue management.

✓	Business management tools

For merchants who generate larger transaction volumes and require more complex controls, we offer services such as flexible crediting dates, payment into separate bank accounts for each card scheme, and a split payment solution that automatically segregates credits between two different companies. Our split payment solution allows merchants to generate payments, integrate employees, manage receivables and receive commissions in real time. We offer these services by providing our merchants with the code and documentation to implement these tools.

✓	eWallet

With our eWallet, users can save their credit card information directly to our ecosystem, allowing them to make online payments to merchants without having to type in the credit card details for each purchase. This improves user experience and makes the payment process faster, easier and more secure. Our eWallet allows users to save multiple credit cards. Credit card transactions made using credit cards stored in eWallet generate MDR fees.

1.	Translation for illustrative purposes only.

2.	Free translation from Portuguese.

Our related eWallet app, currently available in the Google Play store, offers an in-app card scanner and allows clients to use the credit card information saved in their eWallet to pay any PagSeguro merchant via their smartphone. In addition, using a QR code feature that is currently in the pilot phase, consumers will be able to make purchases with our eWallet app by simply scanning the QR code (created using our proprietary QR code technology) generated by the merchant’s PagSeguro Vendas app, Moderninha Pro or Moderninha Wifi. After scanning the QR code, the consumer’s eWallet app will authenticate and finalize the transaction by scanning the consumer’s fingerprint on his or her smartphone.

✓	POS App (PagSeguro Vendas)

Our free sales app PagSeguro Vendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout. Items can be grouped, categorized, sorted, and linked to inventory management. PagSeguro Vendas is user-friendly and secure, and fully integrated with our merchants’ free PagSeguro digital accounts and the Moderninha Pro, Moderninha and Minizinha POS devices. As of January 23, 2018, PagSeguro Vendas was rated 4.5 stars by 643 reviewers in Apple’s Brazilian app store and 4.2 stars by 41,852 reviewers in the Android app store.

✓	PagSeguro Minha Conta (i-Banking App)

Our free digital account app, PagSeguro Minha Conta, is a transaction management app available for smartphones and tablets running iOS or Android which provides our clients with an easy and practical way to manage their account balances. Through PagSeguro Minha Conta, our clients can transfer their account balances directly to their PagSeguro prepaid cards or third-party financial institutions. PagSeguro Minha Conta also provides real-time statements of a user’s historical account and PagSeguro prepaid card activity. As of January 23, 2018, PagSeguro Minha Conta is rated an average of 4.6 stars by 16,725 reviewers in the Android app store.

✓	PlugPag

PlugPag is a free tool, aimed at our medium-sized and larger merchants, enabling them to connect their POS device directly to their enterprise resource planning (ERP) software or sales automation system via Bluetooth. The PlugPag feature offers various advantages such as a direct connection between the merchant’s software and the POS device, which automates the flow of information, avoiding human intervention so as to minimize potential mistakes and fraud. By sending the confirmation or rejection of each sale directly to the merchant’s software, this tool facilitates automatic reconciliation of sales records, a common requirement of larger merchants.

✓	Accounting reconciliation

We offer merchants a platform for reconciling their digital transaction revenues and the related fees with their bank account balance and accounting records. This service offering ramped up significantly with our acquisition of 51% of the shares of R2Tech Informática S.A., or R2Tech, a company specialized in reconciliation, in May 2017, and is backed by our expertise in middleware and back-office solutions processing. We generate revenues from this service in the form of a flat commission per transaction reconciled for the client.

✓	Peer-to-Peer Lending

Through our 75.1% controlling interest in BIVA, which we acquired in October and between November 2017 and January 2018, we facilitate peer-to-peer lending services. This activity consists of connecting a borrower to a lender or group of lenders. We generate revenues from this service in the form of a commission per transaction, plus a performance fee if the lenders’ return on their portfolio of loans exceeds certain targets. The lenders take the full credit risk on the loans; as intermediary between lender and borrower, we are not exposed to this credit risk.

✓	Cart recovery

Our cart recovery solution aims to improve sales conversion rates on e-commerce websites. If the consumer accesses a merchant website, places items in the website’s virtual cart, continues to our web checkout but then leaves the website before finalizing the purchase, this tool keeps the items in the cart, saving the consumer time if he or she later returns to the merchant’s website to complete the purchase. It also features e-mail reminders and remarketing to direct the consumer back to the merchant’s web checkout.

✓	Subscription service and automatic billing

Our Merchants can provide subscription services and automatic billing for their consumers. This tool enables the merchant to manage, cancel or renew subscriptions and manage and cancel automatic billings, all through the free PagSeguro digital account.

✓	Smart Supply

Our Moderninha Pro has built-in technology that measures the consumption of POS receipt paper. This technology, combined with an advanced logistics system, allows us to deliver replacement paper rolls to the merchant automatically in advance. We believe this tool increases merchant satisfaction while reducing inquiries and the related customer service costs. We consider this service a loyalty initiative and provide it free of charge.

✓	POS Assistance

All of our POS devices have a five-year warranty. In order to reduce the inconvenience of waiting for repair to or replacement of a POS device, we offer eligible merchants three levels of assistance: (i) standard service, where the replacement device is delivered via mail, (ii) express service, where the replacement device is delivered via courier service, and (iii) quarterly preventive assistance for larger clients, where our field technicians visit the merchant periodically to carry out maintenance on a preventive basis.

✓	Developer platform

We enable merchants to give third-party developers access to their PagSeguro digital accounts on a secure basis using application programming interfaces, or APIs. Our APIs are designed to allow developers a plug-and-play service to create integrated websites and software applications that connect to the PagSeguro platform, allowing merchants to benefit fully from the features and value-added services and features available on our ecosystem, while keeping our customers’ financial information confidential. Our developer platform offers integration tests and guides (including modules and a virtual library) and community and GitHub forums.

✓	Shipping solutions

Through a partnership with the Brazilian Post Office, we offer integrated shipping solutions enabling online merchants to send, insure and track their packages at lower overall shipping rates than the Brazilian Post Office’s standard prices. Delivery fees can be included in the online sales transaction or paid separately by the purchaser. Using our shipping cost calculator, merchants can choose to offer (i) a fixed freight rate based on the number of items shipped, (ii) a weight-based rate or (iii) a customized rate based on a fixed amount plus an incremental rate for each additional item. Merchants can also track all shipments and insure their products against loss. We monitor and review the Brazilian Post Office’s performance and compliance with our contractual terms.

✓	EFTPOS Integration Solution

Our EFTPOS integration solution, which we launched in August 2017, offers solutions that integrate EFTPOS technology with merchant software, secured via PIN pad. This service allows merchants to process of large transaction volumes and issue tax receipts more easily than with traditional POS devices.

✓	Single-Click

Our Single-Click service is a functionality offered across our e-commerce platforms that enables merchants to request customer approval to save their payment information, simplifying future purchases. Once approved, e-commerce merchants can provide a seamless checkout option, allowing customers to make purchases with a single click.

✓	Promotional engine

Our promotional engine is a marketing tool that allows merchants to advertise across our client base. For example, a merchant can offer promotional discounts to other PagSeguro customers in specific sectors.

✓	Multiple merchant feature

In February 2018, we launched an innovative functionality for both our Moderninha Wi-Fi and Moderninha Pro which enables multiple merchants to share a single POS device. With this new functionality, each of these POS devices can serve up to six digital accounts, handling sales transactions for each account separately and allowing entrepreneurs and merchants to manage multiple businesses using a single POS defice. The launch of this new functionality, innovative in the Brazilian market, furthers our continuous process of democratization and greater penetration of our payment terminals for entrepreneurs and merchants with all types of businesses.

•	Cash-Out Solutions

Our cash-out solutions enable our clients to transfer or spend the balance on their PagSeguro digital account securely by a variety of means including online purchases via eWallet, in-person and online purchases or cash withdrawals using our PagSeguro prepaid card, on-platform peer-to-peer transfers, transfers to bank accounts and cross-border remittances.

✓	Online purchases via eWallet

Users can save information for multiple credit cards directly to our ecosystem using our eWallet solution, allowing them to make online payments to merchants on a secure basis without having to type in the credit card details for each purchase. This improves user experience and makes the payment process faster and easier. For further information regarding our eWallet solution, see “—Our Products and Services—The Free PagSeguro Digital Account—Advanced Built-In Functionalities and Value-Added Services and Features—eWallet.”

✓	PagSeguro prepaid cards

Our PagSeguro MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagSeguro digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can therefore receive payments from sales transactions into their PagSeguro digital account and spend that money directly using the PagSeguro prepaid card, without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagSeguro POS or mPOS device. The PagSeguro prepaid card does not require credit checks on the merchant or preapproval for issuance. At December 31, 2017, more than 1,190,000 PagSeguro prepaid cards had been issued.

We generate revenues from (i) the issuance fees for PagSeguro prepaid cards, (ii) interchange fees we receive, as a card issuer, from each transaction made through PagSeguro prepaid cards, and (iii) a flat fee for cash withdrawals at ATMs using PagSeguro prepaid cards. After the initial issuance fee, the cardholder does not pay an annual fee or other fees for using the card.

✓	On-platform peer-to-peer transfers

Our clients can use the balance on their PagSeguro digital account to transfer funds to other PagSeguro digital accounts on our platform. We charge a commission paid by the recipient of the payment.

✓	Bank transfers

Clients can make transfers from their PagSeguro digital account directly to a bank account. We believe, however, that our numerous direct cash-out options are increasingly reducing the need for our merchants to transfer balances out of our digital platform. We do not receive revenues from cash-out bank transfers.

✓	Cross-border remittance

Our “Boa Compra” platform allows our clients to operate cross-border transactions when consumers are located in different countries across Latin America, Spain, Portugal and Turkey (for example, for foreign merchants selling to Brazilian consumers, or for Brazilian merchants selling to foreign consumers – although the platform is also used for transactions where neither party is Brazilian). Boa Compra originally operated in the online gaming industry and has been particularly attractive to clients in that industry. Since its launch, however, Boa Compra has now expanded to serve other industries.

Using Boa Compra, international online merchants, such as Valve (Steam), Electronic Arts and Riot Games, can provide their end-users with local payment methods, leveraging conversion rates and unlocking the market potential of cross-border e-commerce. The Boa Compra platform features an integrated web-checkout solution which allows clients to save their credit card information for future transactions and enables international checkout by offering users more than 150 payment methods in multiple currencies, including our proprietary digital currency Créditos Gold. Créditos Gold can be purchased online through Boa Compra’s online digital gaming portal Go4Gold in Brazil, Chile, Peru, Mexico, Portugal and Turkey. Once purchased, Créditos Gold can be used immediately to make in-app purchases. When Brazilian consumers, for instance, make a purchase abroad using Boa Compra, we organize the remittance of the funds outside Brazil on behalf of each customer in accordance with Central Bank regulations using the consumer’s Brazilian taxpayer identification number.

Our Customers

We offer our clients free digital accounts which they can use to sell products as merchants, or to buy products as consumers. There is no division between the two categories, since the same digital account serves both types of clients – indeed, our merchants are also consumers when they spend their digital account balance using our cash-out features, and our consumer clients can also be merchants.

We offer the following major benefits for both merchants and consumers:

•	Customers do not need a bank account to join our ecosystem. With a 100% online onboarding process (as compared with the offline onboarding process of incumbent providers, which typically requires a technician to install the POS device), without paperwork, quick turnaround and a high acceptance rate, we offer access to our advanced digital payment processing and receivables early payment features. We accept merchants who are either individuals or companies.

•	We offer a full suite of more than 30 cash-in options under a single contract, with security and reliability, plus six cash-out options including bank transfers, online purchasing, and spending both in-person and online as well as cash withdrawals using our PagSeguro prepaid card.

•	Our pricing model for all of our services and features – whether transaction fees, early payment of installment receivables or sales of POS devices – is simple, transparent and easy to understand. For example, we offer the Minizinha mPOS device for a purchase price of 12 monthly installments of only R$9.90 (or US$2.99), the Minizinha Chip mPOS device for a purchase price of 12 monthly installments of only R$24.90 (or US$7.53), the Moderninha Wi-Fi for a purchase price of 12 monthly installments of R$39.90 (or US$12.06) and the Moderninha Pro for a purchase price of 12 monthly installments of R$69.90 (or US$21.13).

•	Our social payment solutions, such as Pag.ae, allow both consumers and merchants to use their PagSeguro account to request payments via web links sent through e-mail, social networks or messaging services such as WhatsApp.

•	We offer a comprehensive suite of affordable POS devices, with user-friendly features and functionalities, reliable connectivity and a five-year warranty. Our devices range from the entry-level Minizinha to the Moderninha Pro, the first single unit to offer GPRS/2G/3G chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. Our merchants purchase their own device through a flexible payment plan. For the equivalent of three to six months’ rental payments with incumbents, merchants can buy a comparable device from PagSeguro and avoid continuous monthly rental fees.

•	Data protection and confidentiality for consumers, with merchant verification and transaction protection mechanisms, including escrow periods and claim mediation services.

•	Our payment solutions reduce the need for consumers to carry cash since more Micro-Merchants and SMEs are able to accept digital payments in-person.

Since we only provide the payment service and the acquiring service, the consumer in the underlying commercial transaction is not our client, and we are not responsible for providing the goods or services or fulfilling the consumer order. As provider of the payment service, we facilitate the payment transaction on behalf of the merchant; while as acquirer, we enable merchants to accept payment cards by completing the processing of the payment transaction.

Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2017, general retail stores, our largest volume sector, accounted for less than 17% of our overall transaction business and no other major business sector (clothing stores, food and beverage merchants, beauty parlors, or auto spares and repair shops) accounted for more than 15% of our overall transaction business. We are not dependent on any individual merchants. In 2017, our top 10 clients represented only 3% of our TPV and our top 100 clients represented only 5% of our TPV.

We principally target Micro-Merchants and SMEs, many of whom were ignored or underserved by the incumbent payment providers and financial institutions in Brazil before PagSeguro was launched. These incumbents generally charge Micro-Merchants and SMEs higher overall fees and commissions because they generate lower transaction volumes. Our platform enables us to keep overall per-transaction fees lower for merchants who generate lower transaction volumes. We believe our client data supports this model: According to a survey conducted by us in October 2016, 81% of our merchants used PagSeguro as their sole electronic payments service (while 2% of our merchants also used GetNet, 4% also used MercadoPago, 6% also used Rede and 11% also used Cielo, according to the same survey) and according to a survey conducted by us in June 2017, 75% of Minizinha owners did not accept cards before signing up with us.

We strive to provide relevant products, efficient customer service, account support and protection from fraud and loss. We have developed a number of security procedures to provide protection to consumers by offering escrow periods and claim mediation, covering issues such as non-delivery or failure to match the merchant’s description of the product sold. See, “—Protecting Our Clients” and “—Our Products and Services—The Free PagSeguro Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services and Features—Purchase Protection.”

Product Development and Technology

We develop most of the software technology used by our digital payments platform in-house, although we also outsource certain projects to outside developers in order to expedite the delivery of software and keep our time-to-market advantage. Through this combination of technology, developed both in-house and by outsourced developers, we have developed a stable, reliable, proprietary and highly scalable platform with intuitive user interfaces, management tools, transaction processing, APIs, and database and network applications that help our customers utilize our suite of products and services, while keeping their financial information confidential.

Our platform allows consumers to make purchases using a broad range of payment methods, regardless of where a merchant is located. For purchases made outside Brazil, we partner with local payment service providers.

We manage large volumes of system access data and transactions, with more than 99.9% availability from May 2016 to December 2017, using Internet data centers provided by UOL Diveo, a UOL group company that focuses on IT outsourcing, data centers, cloud computing and other managed IT services. This allows us to have multiple redundancies and, to the benefit of our merchants, automatically switch to the networks of other acquirers in the case of connection failure. Backed by UOL Diveo, we are able to scale up our services while retaining high availability for peak-volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without any need to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers. We work with these suppliers to continuously tailor our solutions and POS devices to fit the needs of our main target merchants.

At December 31, 2017, 57% of the total headcount of PagSeguro was engaged in products and engineering. With our specialized team of 611 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$95.0 million in the year ended December 31, 2017, R$68.6 million in 2016 and R$37.0 million in 2015.

We strive to offer new features and formats to improve our users’ experience on our platform. This process starts by listening to suggestions from our clients. We hold focus group meetings and conduct surveys periodically with regular and highly active customers to obtain feedback regarding our products and services, as well as suggestions and ideas for new features.

We test all new products and features rigorously in-house and with pilot groups of merchants before rolling them out. Once our internal team has ensured they are working properly, we typically roll them out first to a select group of customers on a trial basis, listening to feedback and suggestions and enhancing the final details of the product or feature before rolling out to all customers. We frequently update our software products and follow a regular software release schedule with improvements deployed periodically, ensuring our merchants get immediate access to the latest features.

Managing our platform’s software architecture and hardware is as important as offering new products and features. We focus on optimizing our processes and equipment to help ensure that our systems are capable of handling our rapid growth in an efficient and cost-effective way.

Our technology infrastructure simplifies the storage and processing of large amounts of data, automates many administrative tasks, and enables us to deploy and operate products and services on a wide scale. Our technology infrastructure is designed to reduce downtime in the event of system outages or catastrophic events, with continuity features, system redundancy and protection against cyber-security threats. For further information on the measures we take to protect against cyber-security threats, see “—Protecting Our Clients.” We strive to improve our technology infrastructure and platform continuously in order to enhance the customer experience and to increase security, efficiency and scalability.

Our research and development team focuses on our ongoing pipeline of reliable, scalable and proprietary systems and new products and features tailored to the current Brazilian market. Using our qualified product and service design teams and research and development team, we intend to roll out a portfolio of new solutions, for both merchants and consumers, based on mobile apps, further strengthening our mobile-first commitment and simplifying our clients’ lives. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.”

Protecting Our Clients

Trust and security are essential to success in the digital payments market. Fraud is a constant threat, involving items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our competing successfully and growing our business sustainably, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas: transaction security; platform security; and customer service.

Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as the “Best Company for Consumers” for electronic payments in both 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service and were recognized for client service excellence in the financial services category in 2015 and 2017 by Consumidor Moderno.

Transaction Security

We have focused since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, backed by the reputation of the PagSeguro and UOL brands. Our transaction approval rate continues to increase, with rates in the year ended December 31, 2017 higher than those achieved in 2016 and earlier years. In 2016, we were named the Brazilian acquirer with the lowest chargeback-to-sales ratio by Visa. Our net chargeback rates for transactions of six months old averaged 0.17% in 2017, a decline of34.6% from 0.26% in 2016. These net chargeback rates compare highly favorably with the 1.0% limit established by the card schemes. We achieve transaction security through a combination of antifraud technology, the design of our platform, and protection programs for our clients.

As is the case with any digital transaction, those that take place on our digital platform are susceptible to potentially fraudulent or improper sales. We use two main processes to control this fraud risk. The first process consists of monitoring credit card, debit card and boleto transactions on a real time basis, through systems that identify potential fraud. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on an ongoing basis. The second process, which occurs after approval of the transaction, consists of a reconciliation process in which PagSeguro Brazil follows up on all chargebacks with the card issuers and, where appropriate, opens a claim process to seek reversal of the chargeback. This is a complementary process and increases our ability to avoid and manage chargebacks.

Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrics. For more information, see “—Our Products and Services—The Free PagSeguro Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services and Features—Antifraud Platform.”

The design of our platform also assists in preserving data confidentiality. Consumers can make payments through PagSeguro without sharing sensitive financial information such as credit card or debit card details with the merchant. Transactions on PagSeguro are tokenized and payment authorization credentials are kept separated from account holder’s information, helping us to better detect and prevent fraud when funds enter, flow through and exit our ecosystem. In addition, the ability to make and accept digital payments increases personal security in in-person transactions by reducing the need for both consumers and merchants to carry cash.

Our protection programs guard our clients from loss through fraud and counterparty non-performance. We believe the history and critical mass of our consumer database allows us to provide quicker and more reliable transaction approval when compared with smaller or more recently established digital payments providers in Brazil. Our protection programs, which apply to online purchase transactions completed through our ecosystem, aim to reassure consumers the confidence that they will only be required to pay if they receive the product in the condition as described, and merchants the confidence that they will receive payment for the product that they are delivering to the customer.

Our merchant program protects against losses for chargebacks related to fraudulent transactions and similar claims on substantially all of our online transactions. A chargeback situation may also occur if the card used was unauthorized or if there is a non-fraudulent cardholder claim. If a chargeback claim is valid, the card issuer sends the transaction back to the merchant and charges the merchant the amount of the questioned sale. If the merchant cannot remedy the chargeback, it is the merchant’s loss. If there are not sufficient funds in the merchant’s account, the chargeback amount is charged to the acquirer.

For consumers, we provide protection against losses under which they can submit a claim if there is a problem with a purchase. The consumer can file a claim through our PagSeguro website, in which case the consumer and the merchant can seek to resolve the claim together. If they cannot resolve the claim within seven days after the claim is filed, the consumer has up to 20 days after filing the claim to request our assistance, in which case we act as mediator to help resolve the issue with the merchant. If a consumer does not request mediation within 20 days after filing a claim, the claim will be resolved in favor of the merchant.

Platform Security

The architecture of our proprietary end-to-end payments platform coupled with third-party front-line solutions are key to our ability to provide consumers and merchants with continuity and security in their transactions. Through our numerous cash-in and cash-out options we are able to collect data from our clients, which allows us to save important information on customers for purposes of the approval of future transactions. The multiple layers of protection included in our platform help ensure continuity as well as addressing the cybersecurity risks discussed in “—Transaction Security” above.

We have developed intuitive user interfaces, customer tools and transaction processing and database and network applications that help our users complete transactions reliably and securely, both on our platform and on merchant sites integrated with PagSeguro. Our technology infrastructure simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale global products and services, and automates administrative tasks. This technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We work hard to improve our technology infrastructure continuously in order to enhance customer experience and increase efficiency, scalability and security. We also make use of well-known security protocols and solutions to secure user data, including, among others: EV-SSL certificate, multiple data encryption techniques, intrusion detection (IPS/IDS), application firewalls (WAF), Anti-Distributed Denial-of-Service (Anti-DDos), Data Loss Prevention (DLP), 2-factor authentication and encrypted communications. We also hold the following certifications: PIN security; MasterCard and Visa merchant acquiring host; MasterCard terminal integration process, or M-TIP; Visa acquirer device validation toolkit, or ADVT; MasterCard end-to-end demonstration services, or ETED; PCI Data Security Standard, or PCI-DSS; and Europay, MasterCard, and Visa, or EMV, Levels 1 and 2. Our data centers are also certified under the International Organization of Securitization, or ISO, standards 9001, 20000 and 27001. We also perform security penetration tests on a regular basis and apply top-most security solutions for code and application scanning (SAST/DAST).

Our platform’s architecture enables us to connect all parties regardless of whether the transaction is occurring at a traditional physical location (such as inside a store), a nontraditional physical location (such as in a park), or online, and whether through a mobile or fixed-line device. We believe that mobile devices, in addition to being the future of e-commerce, create opportunities to make digital payments safer. For example, we are able to use location data from mobile devices to reduce risk for our clients.

Customer Service

We believe in excellence in customer service. By helping our clients navigate our applications and answering their questions quickly, we have been able to grow rapidly and to build trust with our clients, which has increased their loyalty and enhanced our reputation.

We provide our customers with an array of digital self-service features including real-time online chat, chatbots, customer service e-mail and a customer service hotline. Our customer service operations are provided by a combination of PagSeguro employees and outsourced providers, which together make up approximately 800 full-time equivalent, or FTE, positions.

We maintain service quality by placing emphasis on careful selection of our customer service personnel and regular monitoring of employee performance. Our employees are trained to have in-depth product and service knowledge, professional service attitudes and communication skills to best address customer needs and inquiries.

Sales and Marketing

Our marketing strategy is designed to grow our platform by building and maintaining the brand recognition and trust of the PagSeguro and UOL brands, attracting new users and generating more frequent activity by our existing users. Our marketing initiatives aiming to recruit merchants to our ecosystem currently focus on our POS devices, web checkout solutions and other online payment solutions, such as Pag.ae. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost-effective strategy to sustain our growth among both merchants and consumers, creating a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.

Our existing clients, many of whom use PagSeguro as an exclusive payment method, enable us to grow our merchant base rapidly and organically. Each time a consumer who has not yet registered with PagSeguro visits our website or pays a merchant using one of our online or in-app checkout solutions, the consumer is invited to open a free PagSeguro digital account to make his or her next purchase with PagSeguro easy and seamless.

We strive to position PagSeguro products and services in top of mind and present them as a desirable, easy and secure means to accept and make payments in Brazil, while accompanying the consumer throughout the purchasing process, from general brand awareness through to actual purchase or account registration. As a digital company, and with the support of UOL’s audience, we continue to build and maintain brand recognition and awareness, while generating demand for our products and services through a variety of marketing campaigns, including:

•	traditional offline media: television advertisements and merchandising (broadcast and cable), radio, movie theaters, the printed press, festivals and events, and display media such as billboards, urban digital time and weather displays, and airport and bus station displays;

•	traditional online advertising: display media (including banners, rich media, interstitials, videos and native ads) on a variety of online platforms, such as premium websites, portals, video platforms such as YouTube, social media platforms such as Facebook and Instagram, mobile apps, e-mail marketing and affiliates programs; and

•	search: we have expertise in positioning our products in preferential placements on search platforms displayed on desktops, tablets and smartphones, using specific initiatives such as paid search (Search Engine Marketing, or SEM, which includes bid management tools and keywords analysis) and natural or organic search (Search Engine Optimization, or SEO, which includes website optimization).

Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on Micro-Merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 30 cash-in methods” and “free yourself from POS rental fees.” We regularly compare our pricing to our competitors’ and point out the advantages of our products and services for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions.

We believe that our association with the UOL group brings experience and competitive advantages in designing, negotiating and purchasing advertising space.

Through our ongoing focus on expanding our payment solutions and increasing our brand recognition, the strength of our brand, products and services has been recognized in a number of awards, including:

•	Named as the “Best Company for Consumers” for electronic payments in both 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service;

•	Recognized for “Best Payment Processing” in 2015 by Afiliados Brasil, a marketing company;

•	Recognized as the best company in its industry in terms of client service excellence by Consumidor Moderno Award in 2015 and 2017; and

•	Recognized for leading performance in Brazilian retail by Prêmio BR Week in 2016.

As further support of the increasing strength of our brand, according to Google Trends, and as illustrated by the below chart, as of December 2017, “PagSeguro” and “Moderninha” have experienced rapid growth in search volume over the past five years (or since the March 2015 launch, in the case of Moderninha) when compared to the other digital payment solutions in Brazil (the vertical axis in the below chart represents the relative number of Google searches for each name). According to Google Trends, in August 2017 for every 100 Google searches for the term “Pagseguro,” there were 21 for the term “MercadoPago” and 23 for the term “PayPal.”

We use our proprietary tools and market measurement systems developed by third parties, such as Adobe and Google, to deepen our knowledge about consumer behavior and, consequently, optimize our marketing efforts and expenditures by customizing our sales messages to make it easier for users to understand, find and buy our products and services.

Our marketing strategy is customized and we manage our desktop sites, mobile websites and mobile applications differently, each optimized for the screens they fit and the way our customers use them.

In addition to our online and offline advertising efforts described above, we developed a broad range of marketing and sales channels to access potential clients, including:

•	our own sales team, mainly focused on sales of our POS devices and online products and solutions to larger clients, as well as on providing ongoing support to those clients;

•	partner companies that distribute PagSeguro devices and solutions to their customer base (mostly point of sale solutions’ companies);

•	third parties hired as independent sale organizations to distribute our POS devices across Brazil;

•	online store platforms and web development companies, which integrate PagSeguro as an exclusive or preferred payment method to their clients; and

•	third-party call center service provider hired to answer calls, e-mails and chat inquiries from our clients and prospects, and to sell our devices and solutions.

Organizational Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name PagSeguro Digital Ltd. and are a subsidiary of Universo Online S.A., or UOL. Our principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil and our telephone number is +55 (1) 3038-8127. Our investor relations office can also be reached at +55 (11) 3038-8127 and our website address is www.pagseguro.uol.com.br. Information provided on our website is not part of this annual report and is not incorporated by reference herein.

UOL is a Brazilian sociedade por ações that was founded in 1996. UOL is Brazil’s largest Internet content, digital products and services company. Its majority shareholder is Grupo Folha, one of the largest media groups in Brazil and the owner of the São Paulo daily newspaper Folha de S. Paulo, Brazil’s most-read newspaper according to the Circulation Verifier Institute (Instituto Verificador de Circulação, or IVC). Grupo Folha also includes Transfolha, one of the three top eCommerce logistics companies in Brazil in terms of orders during 2017, based on data from Ebit; Plural, the largest printing company in Latin American in terms of rotate offset printers during 2015, according to ABRO; UOL Host, the second largest Brazilian web hosting company in terms of “.br” domain names in May 2017, according to Hostmapper Brasil; and UOL Diveo, the largest cloud and IT infrastructure services company controlled by Brazilian shareholders in terms of data center area as of December 11, 2017, according to publicly available information.

We carry out our operations principally through our Brazilian operating company, Pagseguro Internet S.A., a Brazilian sociedade por ações. Pagseguro Internet S.A. carries out most operations directly, and also has five subsidiaries. The following subsidiaries are substantially wholly-owned: (i) Boa Compra Tecnologia Ltda., organized in Brazil, which operates our online gaming and cross-border digital services in Latin America, Portugal, Spain and Turkey; (ii) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles purchases and sales of our POS devices; (iii) BCPS Online Services, Lda, or BCPS, organized in Portugal, which serves as Boa Compra’s hub in Portugal and handles part of its account management; and (iv) R2Tech, organized in Brazil, which manages our reconciliation product. BCPS and R2Tech were both acquired during 2017. The following subsidiary is majority owned: BIVA, organized in Brazil, which is an online platform that facilitates peer-to-peer lending.

In November 2017 we set up a FIDC through which we may raise debt to finance the growth of our business. The FIDC is controlled by PagSeguro Brazil and raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. As of the date of this annual report, the FIDC is rated AA+ by Fitch Ratings. In accordance with Brazilian law, the FIDC may use between 50% and 100% of its capital to purchase merchant receivables. The FIDC uses the capital it raises to finance the early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in the consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. The FIDC is a common structure for Brazilian payment providers who offer early payment of merchants’ receivables. In addition to broadening our financing options for this feature generally, it reduces certain regulatory constraints since the FIDC structure is specifically designed for this financing activity under Brazilian law, and we also expect it will allow us to defer certain tax obligations. For further information regarding our early payment of receivables feature, see “—Our Products and Services—The Free PagSeguro Digital Account—The PagSeguro Ecosystem—Early payment of installment receivables.”

The chart below shows our corporate structure as of the date of this annual report:

Competition

The Brazilian payments industry is highly competitive and fast-changing. We compete in the online digital payments market and in the POS payments market.

In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre and MoIP/Wirecard. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. Our business model differs from the model used by the incumbent Brazilian providers, such as Cielo, Rede, GetNet and Stone, who generally offer their POS devices under long-term monthly rental contracts with pricing that works out to be more expensive than the monthly installments for the purchase of our POS devices. These incumbent providers also target larger clients, since their business model results in more expensive products and services, while our primary target customers are currently Micro-Merchants and SMEs, who are underserved by incumbent payment providers and large financial institutions in Brazil.

Like the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits.

Among our peers, we are the only financial technology provider in Brazil, however, whose business model covers all of the following five pillars:

•	Multiple digital payment solutions

•	In-person payments via POS devices that we sell to clients

•	Free digital accounts

•	Issuer of prepaid cards to clients for spending or withdrawing account balances

•	Operating as an acquirer

We seek to differentiate ourselves from our competitors primarily on the basis of this end-to-end coverage as well as our focus on transaction security, on ease of use, and on the mobile environment. While competitive factors and their relative importance vary based on the size, industry and focus of each merchant, we believe the following factors are key to competition in the digital payments market in Brazil:

•	an ecosystem that attracts, retains and engages merchants and consumers;

•	speed and simplicity of the customer onboarding process;

•	consumer confidence in transaction security, including the ability for consumers to make payments without sharing their financial information with the merchant or counterparty;

•	POS devices with affordable prices and no rental fees;

•	quality of customer service;

•	breadth and depth of features and functionality; and

•	brand recognition and reputation.

For information on risks relating to increased competition in our industry, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.”

Insurance

We have insurance policies with reputable insurers in amounts that our management considers to be sufficient to cover potential losses arising from events that may affect our assets, as well as for any damages that we may have to pay to third parties due to our business activities. We seek coverage against risks that are appropriate for our business activities and our scale, taking into account the nature of our business, the risks we are exposed to, market practices in our industry, and advice from our insurance consultants. We currently have the following insurance policies, which were contracted by our controlling shareholder, UOL, and list our company and/or our subsidiaries as co-beneficiaries, as applicable:

•	insurance policy for coverage of damages to property, business interruption and lost profits, which expires on December 10, 2018 and has a coverage limit of R$1,371.0 million;

•	warehouse and storage facility insurance policy, which expires on November 17, 2018 and has a coverage limit of R$50 million; and

•	general liability insurance, which covers damage awards paid by us in connection with tort claims. This policy expires on December 31, 2018 and has a coverage limit of R$10 million.

We review our coverage limits every year when the policies are renewed, to ensure that they remain consistent with the value of our assets and the liabilities linked to our business. We do not currently anticipate any difficulties in renewing any of our insurance policies.

While we believe our insurance contracts reflect standard market practices, there are certain types of risks that may not be covered by our policies (such as war, terrorism, acts of God and force majeure, liability for certain harm or interruption of certain business activities). Therefore, if any of these uncovered events occur, we may be required to incur additional costs to remedy the situation, reconstitute our assets or indemnify our customers, which may adversely affect us. In addition, even if a risk is covered by our policies, we cannot assure you that any payment from our insurers will be sufficient to cover the loss.

Seasonality

We operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarter of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. While we have not experienced significant seasonality in our results at the date of this annual report due to our ongoing growth, this could change in the future. For additional information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our quarterly results of operations and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.”

Regulation

Regulation of the digital payments industry in Brazil

Our activities in Brazil are subject to Brazilian laws and regulations relating to digital payments. Law No. 12,865/13, which took effect on October 9, 2013, establishes the first set of rules regulating the digital payments industry within the overall Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or SPB), which refers to all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets, and securities transactions in Brazil). This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).

Law No. 12,865/13 gave the Central Bank and the National Monetary Council (the Conselho Monetário Nacional, or CMN) powers to regulate entities involved in the digital payments industry. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After enactment of Law No. 12,865/13, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. The framework consists of Resolutions 4,282 and 4,283 and Circulars 3,680, 3,681, 3,682 and 3,683, all of which were published on November 4, 2013. The circulars originally became effective on May 5, 2014 and have been amended since that date.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is a body of rules and technical standards for the execution of payment transactions through a payment system. The regulations applicable to payment schemes depend on certain features, such as the number of users and the annual cash value of transactions handled by the payment scheme:

•	Payment schemes that exceed certain thresholds are considered to form part of the SPB and require authorization by the Central Bank.

•	Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not required to obtain authorization from the Central Bank, although they are required to report certain operational information to the Central Bank on an annual basis and the Central Bank can issue an order requiring these payment schemes to apply for authorization to be part of the SPB on a case-by-base basis.

•	Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to limited-purpose payment schemes and payment schemes set up by governmental authorities.

Payment Scheme Owners

Payment scheme owners, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Central Bank regulations require that payment scheme owners must be incorporated in Brazil, must have a corporate purpose compatible with payments activities, and must have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes.

Payment Institutions

Payment institutions are classified into the following types under Brazilian regulations:

•	Issuers of electronic currency (i.e., e-money, generally in the form of prepaid deposits): these payment institutions manage prepaid payment accounts for cardholders or end-users. They carry out payment transactions using electronic currency deposited into these pre-paid such accounts, and convert the deposits into physical or book-entry currency or vice versa.

•	Issuers of post-paid payment instruments (principally credit cards): these payment institutions manage payment accounts where the cardholder or end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

•	Acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the issuer of the prepaid or post-paid instrument, and settling with the merchant.

A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities. If it operates within a payment scheme that forms part of the SPB, it must be authorized by the Central Bank. The CMN and Central Bank regulations applicable to payment institutions cover a wide variety of issues, including penalties for noncompliance; the promotion of financial inclusion; the reduction of systemic, operational and credit risks; reporting obligations; and governance.

The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Circular No. 3,860/13 classifies payment accounts into two types:

•	Prepaid payment accounts: where the funds have been deposited into the payment account in advance of the intended payment transaction.

•	Post-paid payment accounts: where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law No. 12,865/13 requires payment institutions that are issuers of prepaid electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institution must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank that does not pay interest; or (ii) in federal government bonds registered with the SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 60%; this will increase to 80% on January 1, 2018 and to 100% on January 1, 2019.

PagSeguro Brazil’s Regulatory Position

In December 2014, PagSeguro Brazil applied to the Central Bank for the following authorizations:

1.	Authorization as a payment scheme owner of a “closed-loop domestic” payment scheme, forming part of the SPB. This application relates to the PagSeguro digital account, which is a prepaid account available to our customers. The application relates to our rules applying to the PagSeguro digital account and our brand.

2.	Authorization as a payment institution, as an issuer of prepaid electronic money. This application relates to the PagSeguro digital account and to our issuance of PagSeguro electronic currency and prepaid cards. The application regarding the PagSeguro digital account relates to our rules and our brand, and the application regarding our prepaid cards relates to the third-party payment schemes within which the cards are issued.

3.	Authorization as a payment institution, as an acquirer.

At the date of this annual report, we are still awaiting these authorizations, although PagSeguro Brazil is entitled to continue carrying on these businesses pending receipt of the authorizations because it were already operating these regulated activities before Law No. 12,865/13 took effect.

PagSeguro Brazil is also a payment scheme owner of a “closed-loop domestic” payment scheme not forming part of the SPB, which relates to peer-to-peer transfers between accounts opened by our clients within the PagSeguro digital account, using our rules applying to the PagSeguro digital account and our brand. Since this payment scheme does not form part of the SPB it does not currently require Central Bank authorization; however, we are required to report certain operational information regarding this scheme to the Central Bank on an annual basis, such as the number of users and the annual cash value of our peer-to-peer transfer transactions. If these numbers or certain other operational data exceed the relevant Central Bank thresholds in the future, we will also be required to apply for Central Bank authorization for this payment scheme.

PagSeguro Brazil has also applied to the Central Bank for authorization as a payment institution, as an issuer of post-paid cards within third-party payment schemes. We do not currently carry on this business and will not be entitled to do so prior to receipt of the Central Bank authorization, since we did not operate this regulated activity before Law No. 12,865/13 took effect.

Law No. 12,865/13 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law No. 4,595, of December 31, 1964. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending”, which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates.

For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessively burdensome to consumers. For transactions that do not form part of the Brazilian financial system, the Brazilian Usury Law (Decree-Law No. 22,623 of April 7, 1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, capped interest rates at two times the interest rates applicable to National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Usury Law). As a result, if the discount rate that we charge merchants for early payment of their receivables is considered to be “interest,” it would be capped at two times the SELIC rate. This limitation is mitigated by the FIDC that we use to finance our early payment of receivables feature.

If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil. We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

The Central Bank also regulates our international transfers of funds under foreign exchange regulations. Compliance with these rules is mandatory and any failure to comply may result in penalties against us.

The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.

Anti-Money Laundering Rules

We comply with all anti-money laundering, or AML, rules applicable to us and have implemented policies and procedures to report suspicious activities to the authorities, including any suspected terrorism financing and other potentially illegal activities. We have a risk and fraud division led by a risk officer.

Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, or AML, terrorism financing and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities. We have implemented all the required policies and internal procedures to ensure full compliance with these rules and regulations, including structuring a risk and fraud division led by a risk officer. Our employees are informed of our policies and internal procedures and their compliance is mandatory and supervised.

The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian anti-money laundering law also created the Financial Activities Control Council, or COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Finance. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.

In compliance with the Brazilian anti-money laundering law, payment institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients;

•	checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;

•	checking the origin of funds;

•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;

•	keeping records of all transactions;

•	reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$100,000, without informing the involved person or any third party;

•	applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) client and transactions for which the UBO cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated;

•	offering anti-money laundering training for employees;

•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

•	reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);

•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and

•	unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security Council.

E-Commerce, Data Protection, Consumer Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to Internet activities and e-commerce, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Law No. 12,965/14, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights and obligations relating to Internet service providers. This law exempts intermediary platforms such as PagSeguro from liability for activities carried out by their users. Since there are no settled court decisions in this area, however, it is still possible that we may be subject to joint civil liability for activities carried out by our users.

Law No. 8,078/90, known as the Consumer Protection Code, regulates consumer relations in Brazil, including matters such as: commercial practices; product and service liability; areas where suppliers of products or services are subject to strict liability; the reversal of the burden of proof so as to benefit consumers; the joint and several liability of all companies within a supply chain; unfair contract terms; advertising; and information on products and services that are offered to the public. Consumers have the right to receive clear and accurate information regarding retail products and services, with correct specification of characteristics, structure, quality, price, risks, and consumers’ rights to access and amend personal information collected about them and stored in private databases.

Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the Internet and Article 17 of the CMN’s Resolution No. 4,282/13. We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, please see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry.”

Property, Plant and Equipment

Our Facilities

We do not own any real estate. Our head office and operations center in São Paulo are provided by UOL on a cost-sharing basis under an agreement for apportionment of expenses signed between us and UOL. For more information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with UOL and UOL Subsidiaries—Cost-Sharing Agreements.” We also lease office space for our three subsidiaries.

Other Equipment

The majority of our equipment consists of data processing equipment, which made up 66.4% of our equipment costs in 2017. The rest of our equipment consists of machinery, facilities and furniture and fittings.

Intellectual Property

We regard the protection of our trademarks, copyrights, logos, service marks, trade dress, domain names, patents and trade secrets as critical to our future success. To establish and protect our proprietary rights in our products and services, we rely on a combination of trademark, copyright, service mark, patent and trade secret laws, administrative procedures and contractual restrictions. We have entered into confidentiality and invention assignment agreements with our employees and certain outside contractors. We have also established non-disclosure agreements with our employees, strategic partners and some suppliers in order to limit access to and disclosure of our proprietary information and technology.

We actively pursue registration of our trademarks, copyrights, logos, service marks, trade dress and domain names. We have registered or applied for registration of trademarks with the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or INPI) including, among others, the trademarks and logos of “PagSeguro,” “Moderninha,” “Minizinha” and “PlugPag”. We have also registered several domain names with NIC.br, Brazil’s Internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “minizinha.com.br” and “boacompra.com.br.” We own or have the right to use all of the material intellectual property that we use.

We have material contracts with Visa and MasterCard in connection with our activities as an acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of April 23, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Brazil sets forth the general terms and conditions under which PagSeguro Brazil acts as a merchant acquiring principal participant for Visa in Brazil and provides PagSeguro Brazil with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an acquirer in Brazil. Under this agreement, PagSeguro Brazil is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal and consideration payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of June 18, 2015 and as amended from time to time, between MasterCard International Incorporated and PagSeguro Brazil sets forth the general terms and conditions under which MasterCard grants PagSeguro Brazil a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including MasterCard, Cirrus and Maestro branded marks) in Brazil in connection with PagSeguro Brazil’s issuing and acquiring activities. No consideration is due to MasterCard under this agreement.

We operate software products under licenses, including certain open source licenses, from our vendors, including, among others, Verifone, Oracle, Feedzai and Cisco. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed in every case.

The standard online contract entered into between us and our merchants when they open a PagSeguro digital account provides a limited, non-transferable license to certain of our proprietary rights, such as our name and logo, for use by our merchants for commercial purposes. We expect to continue this practice in the future as part of our marketing strategy. While we attempt to ensure that our licensees maintain the quality of the PagSeguro brand, they may take actions that could materially adversely affect the value of our proprietary rights or reputation.

For information about risks affecting our intellectual property, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—We have only a limited ability to protect our intellectual property rights, which are important to our success.”

Our Industry

Micro-Merchants and Small and Medium Businesses Drive the Brazilian Economy

According to SEBRAE and the Portal do Empreendedor, in 2016, Micro-Merchants and SMEs accounted for 99.8% of Brazil’s 12 million businesses. According to data published by Neoway Business Solutions in 2017, Micro-Merchants and SMEs represented 35.4%, or R$1.8 trillion, of the R$5.1 trillion total annual TPV from businesses in the following sectors: wholesale, retail, other commercial, electronics, pharmaceutical, hotels and food service, education, healthcare, professional and technical services, textiles and transportation. SEBRAE and Brazil’s General Registry of the Employed and Unemployed Workers (Cadastro Geral de Empregados e Desempregados, or CAGED) report Micro-Merchants and Small Companies created more than 310,000 new jobs in the first nine months of 2017. In addition, according to SEBRAE, between 2010 and 2016, the number of individual entrepreneurs in Brazil grew by approximately one million per year.

Significant Room for Growth of Alternative and Digital Payment Methods

Business and consumers in developed economies are moving away from cash and paper payments at a slow but steady rate and migrating to electronic payment mechanisms. Since this trend has not yet fully impacted the Brazilian economy, the opportunity for expansion of digital payments in Brazil remains significant. For example, 59% of the Brazilian population reported having made or received a digital payment in 2015, compared to 92% in the United States and 97% in the United Kingdom, according to the World Bank. In the same year, cash and other physical payment means represented 48% of total consumer payments by transaction volume in Brazil, compared to 37% in the United States and 27% in the United Kingdom.

The migration away from checks, in particular, creates efficiencies for businesses, who can reduce cost and accelerate cash flow if their accounts payable and accounts receivable functions are automated through electronic payments and reconciliation. Similar opportunities exist for consumer bill payment, direct deposit, and person-to-person payments.

Brazil has been an early adopter of disruptive innovation in a number of areas, being the third largest market for Uber (including São Paulo, the city that generated the largest annual number of Uber rides of any city worldwide as of August 11, 2017, according to Veja), the second largest market for Waze, the fourth largest market for Netflix, and the third largest market for Facebook worldwide in terms of mobile Facebook users, in each case, except as otherwise noted, according to eMarketer. In addition, the city of Rio de Janeiro was the fourth largest market for Airbnb in terms of number of registered homes during 2016, according to Panrotas. In e-commerce, transaction volumes in Brazil grew to R$44.4 billion in 2016 from R$18.7 billion in 2011 according to eMarketer, representing average growth of 18.9% per year for the period. In addition, the growth of e-commerce over mobile devices, which, according to eMarketer, in 2015 represented 11.7% of e-commerce transactions in Brazil, compared to 23.6% in the United States, creates new payments options for both sellers and buyers, bringing business opportunities for acquirers and digital payments providers. Furthermore, according to the World Bank and calculated using the weighted average, Brazil has a high penetration of mobile phones, with 119 mobile phones per 100 inhabitants at December 31, 2016, compared to 118 in Organization for Economic Cooperation and Development, or OECD, member countries and 102 worldwide. This trend is driven by (i) the rollout of 3G and 4G networks (98% of the Brazilian population had access to 3G at year-end 2016); (ii) increased smartphone penetration (the number of smartphones in Brazil represented 96% of the population at year-end 2016); and (iii) the increasing accessibility of mobile data plans.

The Structure of the Brazilian Financial Market Creates Significant Opportunities for Disruption

The structure of the Brazilian financial market creates significant opportunities for technology-driven disruption, particularly when compared to more developed markets. The banking market is relatively concentrated for global standards. For example, a World Bank report using 2015 data rated principal banking markets using the Herfindahl-Hirschman Index, or HHI, which expresses market concentration of gross loans, where 10,000 represents a perfect monopoly and 1 represents perfect competition. According to this report, Brazil had HHI concentration of 1,248 in 2015, making it the 18th most concentrated market in the world on this measure. In the same year the United States had HHI concentration of 714, making it the 36th most concentrated market; and the United Kingdom had HHI concentration of 432, making it the 42nd most concentrated market. The same report showed that banking penetration in Brazil lags more developed markets in terms of the percentage of the population that had a bank account, had a credit card, or had made or received a digital payment. Brazil’s relative lack of penetration was even greater with respect to e-commerce and mobile payments. These lower penetration measures are amplified among the lower income classes in Brazil.

Source:	World Bank

Payment card use also remains relatively low in Brazil compared to more developed markets. According to a December 2016 report by BIS, and data from the World Bank, debit and credit card payments accounted for 28.4% of Brazilian household consumption in 2015, compared with 45.0% in the United States and 54.9% in the United Kingdom, representing significant growth potential for acquirers in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.

Commerce Is Increasingly Digital and Mobile Worldwide

According to the International Telecommunications Union, an estimated 3.3 billion people, or 44.6% of the total global population, used the Internet in 2016, compared with 2.1 billion people, or 30.7% of the total global population, in 2011. Of this user base, 58.3% carried out e-commerce transactions in 2016, compared with 37.2% in 2011, showing significant growth in e-commerce. This growth is supported by the global increase in mobile device penetration, reductions in the cost of Internet access in various markets, and improving telecommunications network infrastructure.

The increasing number of businesses offering online shopping is fueling consumer demand for faster and more reliable payment methods. We believe these trends create an environment where merchants feel compelled to interact more closely with a broader range of customers, through the use of online stores, mobile-friendly technologies and extensive compatibility with digital payment methods, such as cards and e-wallets. For example, according to BIS the World Bank and Worldpay, in 2015, 25% of total money spent online was via credit cards, 17% was via debit cards, 10% was via bank transfer, 7% was via cash on delivery, 31% was via an e-wallet and 10% was via other payment methods.

We believe that there is a significant market opportunity for growth in e-commerce in Brazil. As mentioned above, e-commerce transaction volumes in Brazil grew to R$44.4 billion in 2016 from R$18.7 billion in 2011 according to Webshoppers. According to eMarketer, Brazil had the fourth largest online audience in the world with 139 million Internet users in 2016, representing penetration of 58.2% of the population, compared with penetration of 82.5% in the United States. Regionally, e-commerce in Latin America grew at an average growth rate of 28.9% per year from 2012 to 2015 according to data prepared by eMarketer, despite recent macroeconomic volatility in certain countries, particularly Brazil.

Businesses Are Shifting Towards Increasingly Non-Bureaucratic, Friendly and All-in-One Services

As technology and the regulatory environment evolve, sellers of all types and sizes face a continuous need for new solutions. Significant number of businesses in Brazil remain unserved or underserved in terms of online payments, POS and mPOS services as well as value-added financial services tools for a number of reasons, including:

•	Lack of access: According to a Datafolha survey carried out in June 2017, more than half of the Micro-Merchants and SMEs in Brazil did not accept payment cards in 2016, and only one in 10 operates via a digital platform.

•	Lack of all-in-one offerings: Given the low availability of integrated, end-to-end ecosystems, merchants frequently have to assemble hardware, software, and payment services from a number of third parties in order to run their businesses.

•	Time-consuming, limited access to conventional funds: Micro-Merchants and SMEs have historically faced difficulties accessing early payment of installment receivables from the incumbent payment processing providers in Brazil. In addition, when they provide the feature, the incumbents often require customers to request early payment on a transaction-by-transaction basis. Furthermore, conventional funds generally involve high interest rates in Brazil. According to the Central Bank, at December 31, 2017, when the SELIC, the Central Bank’s overnight rate, rate was 6.9%, financial costs were 113% per annum for a personal loan, 323% per annum for overdraft credit for a private individual, 331% per annum for overdraft credit for a business, 335% for revolving credit for a private individual and 241% per annum for revolving credit for a business. In comparison, we offer our early payment of installment receivables feature for merchants at a rate equivalent to 42% per annum. Given these comparatively low interest rates, we believe there is a large market opportunity for our early payment of installment receivables feature.

•	Lack of transparency: Certain incumbent payment processing providers in Brazil offer terms and pricing that can be complex and unpredictable. The process for obtaining a POS device can be time-consuming and complex, since the larger acquirers are linked to major banks and require the merchant to become a bank client in order to receive the device. Partly for these reasons, a significant portion of Micro-Merchants remain unbanked and therefore represent a market opportunity for digital payment solutions, particularly from a provider who can offer simpler onboarding and preapproved early payment of installment receivables.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report, as well as the data set forth in “Item 3. Key Information—Selected Financial and Operating Data.” The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information—Risk Factors.”

Operating and Financial Review and Prospects

Overview

We are a disruptive provider of financial technology solutions focused primarily on Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. We are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital payment solutions

•	In-person payments via POS devices that we sell to clients

•	Free digital accounts

•	Issuer of prepaid cards to clients for spending or withdrawing account balances

•	Operating as an acquirer.

Our end-to-end digital ecosystem enables our customers not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in June 2017, 75% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their PagSeguro digital accounts, without the need for a bank account. Our digital account offers more than 30 payment methods and six cash-out options including our PagSeguro prepaid card, all using our proprietary technology platform and backed by the trusted PagSeguro and UOL brands. Our digital ecosystem also features other digital financial services, business management tools and functionalities for our clients.

Financial Presentation and Accounting Practices

For information on our consolidated financial statements, see “Presentation of Financial and Other Information.”

Principal Factors Affecting Our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian digital payments market, trends affecting the broader Brazilian financial technology solutions industry, and trends affecting the specific markets and customer base that we target, particularly Micro-Merchants and SMEs in Brazil. The following key factors may affect our future performance.

Adoption of our digital payment services and POS devices, and usage of our early payment of receivables feature

We believe our digital platform, digital payment services and POS devices are the foundation of our relationship with our clients. We generate revenue through the commissions and other fees that we charge for electronic payment intermediation, as well as fees for other services and revenues from sales of POS devices and related items, and we generate financial income through the early payment of receivables feature that we offer our merchant clients. We intend to continue to drive growth in our digital payment services, POS devices and early payment of receivables feature by scaling our solutions to meet the needs of our clients.

Our digital payment solutions and POS devices are the principal way in which our clients become familiar with our full range of products and services. We seek to leverage the familiarity generated by these services, features and devices to encourage merchants to sign up for our other services, which can help them increase their sales and, in turn, generate incremental revenue for us. As a result, the number of new merchants who adopt our digital payment services and purchase our POS devices will affect our growth.

Furthermore, our customer base consists primarily of Micro-Merchants and SMEs, who tend to generate relatively high levels of early payment of receivables from installment transactions in order to fulfill their working capital needs. These Micro-Merchants and SMEs are at the core of our strategy. In the future, however, as we sign up a greater proportion of larger merchants, we expect early payment to represent a smaller relative proportion of our overall results, since larger merchants tend to request significantly lower volumes of early payment, given their easier access to alternative funding. Hence, we believe that while our Financial income will continue to increase in absolute terms as our client base grows, it may decrease as a proportion of our Total revenues and income in the medium and longer term.

Increased use of credit and debit cards and expanded card payments network

The results of our operations depend to a significant degree on the use of credit and debit cards to make digital payments in Brazil. In 2014, according to ABECS and the Central Bank, the transaction volume for payment cards overtook the transaction volume for checks for the first time. Credit and debit card transaction volume in Brazil has increased at a compound annual growth rate of 15.2% from 2010 to 2016 according to ABECS. As a further indication of this growth, MasterCard stated that the Brazilian real was one of its three primary revenue billing currencies in 2016.

Growth of e-Commerce

Our results of operations depend in part on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce and financial transactions. E-commerce is also underpenetrated compared to e-commerce levels in more developed economies. In Brazil, e-commerce accounted for only 3.6% of retail sales in 2016, compared to 7.8% in the United States. According to a 2017 report commissioned by ABECS and carried out by Datafolha, online purchases made up only 19.2% of the total credit card transaction volume in Brazil in 2016, an increase of 3.2% from 18.6% in 2015. Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times.

Launch of new products and services and cross-selling to our clients

We strive to stay on the cutting edge of the financial technology solutions industry by developing and launching new products and services to offer to both new and existing clients and intend to continue to invest in product development to build new products and services and to bring them to market. This allows us to continue to meet the needs of our clients, as these needs grow and change over time. While we expect our total expenses to increase in the short term as we plan for growth, we expect our expenses to decline as a percentage of our Total revenue and income over the medium term as these investments benefit our business and our business grows.

Our existing clients represent a sizable opportunity to cross-sell products and services with relatively low incremental marketing and advertising expenses for us. We believe that our range of services, many of which can be used for both business and personal needs, represents an opportunity to further increase engagement with our existing clients. We plan to continually invest in product development so as to maintain and increase the attractiveness of our products and services. To the extent that we are able to cross-sell these products and services and develop and introduce new products and services to our existing clients and attract new clients, we expect our revenues and financial income to continue to grow and our margins to increase.

Marketing and advertising

Our marketing strategy is designed to grow our platform by reinforcing brand recognition and confidence associated with the PagSeguro brand, attracting new users and increasing frequency of use by our existing users. We continue to build and maintain brand recognition and awareness, while generating demand for our products and services through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, online advertising and sponsored blogs. Marketing initiatives that specifically aim to recruit merchants to our ecosystem currently focus on our POS and mPOS devices, web checkout solutions and other online payment solutions, such as Pag.ae. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost-effective strategy to sustain our growth among both merchants and consumers, creating a “network effect” where existing clients recruit new clients for us through word-of-mouth recommendations. Given the nature of our revenue streams, which are distributed over time as merchants purchase POS devices and/or process transactions, our investments in marketing and advertising campaigns do not realize returns in the same period in which they are made but over subsequent periods, which could adversely affect our short-term results.

Merchant size

We benefit from our primary focus on Micro-Merchants and SMEs, who we believe were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil before PagSeguro. As our existing merchants grow and as we serve increasingly larger merchants we expect our TPV to grow accordingly, while we will remain focused on Micro-Merchants and SMEs. Serving an increasing number of larger merchants also presents an opportunity to cross-sell value-added services and features such as accounting reconciliation, which generate incremental revenues and margin with low or no customer acquisition costs. Over time, we expect an increasing portion of our growth to come from a combination of increased numbers of active merchants and increased average spending per active merchant.

Consumer adoption of our products and services

Many of our products and services reach consumers directly. Our escrow period service for consumer protection and mediation services make e-commerce safer for consumers, and we believe our digital account and PagSeguro prepaid cards provide easy, attractive alternatives for consumers who do not have bank accounts. In addition, our social payment solutions, such as Pag.ae, allow our clients to use their PagSeguro account for either business or personal needs. We have made significant investments in the development of these consumer-facing products and services, and our ability to grow our consumer network going forward will be important for strengthening our ecosystem and driving our growth.

Currency fluctuations

We do not generate material revenues in foreign currencies that could substantially affect our results of operations. Certain of our expenses are subject to currency fluctuation, as the prices of the POS devices we purchase are set in U.S. dollars (both for the devices we imported from outside Brazil prior to mid-2015, and for the locally-made devices we have been purchasing since then).

Inflation

Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the IPCA, Brazilian inflation rates were 3.0%, 6.3% and 10.7% in 2017, 2016 and 2015, respectively, while the SELIC rate, the Central Bank’s overnight rate, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016, before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. For more information, see “—Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”

Inflation has a direct effect on our contracts with certain suppliers, such as telecommunications operators, whose costs are indexed to the IPCA, and data processors, whose labor costs are adjusted according to inflation. While inflation may cause our suppliers to increase their prices, we are generally able to offset this effect by increasing the prices we charge for our products and services.

When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect our revenue if it results in a reduction in the number and volume of transactions. However, if our merchants raise their prices due to inflation, the amount we receive on each transaction also increases.

Pricing and revenue mix in our payment processing services

We generate revenue in the form of commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards, as well as fees for other services. Credit and debit cards generate commissions in the form of the merchant discount rate, or MDR, which is a commission withheld by us from the transaction value paid to the merchant. The MDR we charge may vary over time and we may make different commercial offers for different services or for larger clients. However, overall, the MDR for debit cards is lower than that for credit cards. Our current standard MDR rates are 2.39% for POS debit card transactions, 3.19% for POS credit card transactions not paid in installments, 3.79% for POS credit card transactions paid in installments and 3.99% for online transactions, irrespective of whether such online transaction was paid in installments. Online transactions are also charged a fixed amount of R$0.40 per sale in addition to these MDR rates. Payments made using meal voucher cards and other payment methods generate per-transaction and/or percentage commissions at various rates. The MDR rates for credit card transactions vary according to whether the merchant has opted for the 14-day or one-day payment service under our payment date election service. For merchants who select the one-day payment date election, the standard MDR is 4.99% for POS credit card transactions not paid in installments and 5.59% for POS credit card transactions paid in installments. For merchants who select the 14-day payment date election, the standard MDR is 3.99% for POS credit card transactions not paid in installments and 4.59% for POS credit card transactions paid in installments. Our revenues are therefore impacted by the mix of these types of services that we sell, as well as any changes in the pricing for each service.

We face competition in all of our payment services and sales of POS devices, and we expect this competition to intensify in the future. For further information, see “Item 3. Key Information—Risk Factors—Substantial and increasingly intense competition, both within our industry and from other payment methods, may harm our business.” In addition, we currently offer lower pricing to certain of our clients who generate higher TPV, and we may be required to extend this pricing to other clients as our merchant base expands to include a greater proportion of larger merchants.

Financing of our early payment of merchants’ receivables feature

We receive significant financial income from offering our merchants the option to obtain early payment of their receivables from credit card installments. We also incur significant financial expenses in order to fund this optional feature. Through the date of our initial public offering, we funded this feature (i) principally by obtaining early payment of note receivables due to us from the card issuers and acquirers, enabling us to provide the related early payment to merchants, as well as (ii) through our general third party borrowings and own capital. We plan to use a portion of the proceeds from our initial public offering in order to reduce our recourse to outside funding for our early payment feature. Our ability to maintain adequate funding for the early payment feature is important for our operations and future income generation. For further information, see “—Principal Components of Our Results of Operations—Financial Expenses.”

Interchange fees

We rely on card issuers and card schemes to process our transactions, and we are required to pay fees for this service. In addition, although we are accredited as an acquirer, we also use third-party acquirers. From time to time, card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. Credit card schemes have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. In addition, card schemes have imposed and may again impose special assessments for transactions that are executed through a “digital wallet,” and these fees could particularly affect us and significantly increase our costs. Although our standard contract with our merchant clients allows us to adjust our rates and tariffs at our discretion by notice to the merchant, our ability to vary our pricing remains subject to a variety of factors, including competition from other payment providers, market conditions and, in certain cases, direct price negotiations with the merchant. As a result, we may not necessarily be able to pass through all interchange and processing fees to our merchant clients and increases in these fees may therefore increase our Cost of sales and services and reduce our margins.

The interchange fee, which we record as Transaction costs within Cost of sales and services, has the potential to affect our margins. An increase in interchange fees will result in an increase in our Cost of sales and services and if we cannot pass the interchange fees onto customers via a corresponding increase in MDR, our margin will also be affected. Currently, the difference between interchange fees and the MDR we charge is less for debit card transactions than for credit card transactions, so our margins on credit card transactions are greater. We cannot predict if or when the card schemes will increase their interchange fees, or what the amount of any such increases may be. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We partially rely on card issuers or card schemes to process our transactions. Changes to credit card scheme fees, rules or practices may harm our business.”

Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending

Substantially all of our operations are located in Brazil. As a result, our revenues, financial income and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the financial technology solutions industry in general, are particularly sensitive to changes in economic conditions.

Our Total revenue and income are affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in Brazil, each of which impact the number and overall value of payment transactions. The interest rates charged on consumer credit transactions have an indirect effect on us to the extent that lower interest rates can lead to increases in private consumption, and therefore increases in the number of credit and debit card transactions or decreases in the number of installments consumers elect when making a purchase. Increases in interest rates, on the other hand, may lead to a decrease in private consumption or an increase in the number of installments consumers elect when making a purchase. Increases in interest rates may also cause fewer merchants to decide to use our early payment of receivables feature if our overall financing costs require us to increase the discount rate we charge for this feature.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through at least the first six months of 2018. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP, yet digital payment penetration remains low compared to more developed economies. According to a December 2016 report by BIS and Bureau of Economic Analysis, or BEA, card usage as a payment method in Brazil represented only approximately 28% of private consumption in 2015, compared to approximately 45% in the United States. According to Datafolha, out of the 53% of entrepreneurs who do not own POS devices, 26% intended to acquire one in the next six months, this percentage being even higher among Micro-Merchants. We believe that a significant portion of this underpenetration is due to the number of unbanked individuals, who make up a major target sector for us. According to data from the World Bank, as of 2014, 31.9% of the Brazilian population above 15 years old, or 65.1 million individuals, did not have a bank account.

The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Years Ended December 31,
	2017	2016	2015
Real growth (contraction) in gross domestic product	1.0%	(3.5)%	(3.5)%
Inflation (IGP-M)(1)	(0.5)%	7.2%	10.5%
Inflation (IPCA)(2)	3.0%	6.3%	10.7%
Long-term interest rates – TJLP (average)(3)	7.1%	7.5%	6.3%
CDI interest rate (average)(4)	9.9%	14.1%	13.3%
LIBOR(5)	1.4%	0.7%	0.3%
Period-end exchange rate—reais per US$ 1.00	3.308	3.259	3.905
Average exchange rate—reais per US$ 1.00(6)	3.193	3.483	3.339
Change in average exchange rate of the real vs. US$	8.3%	(4.2)%	(29.5)%
Unemployment rate(7)	12.7%	11.5%	8.5%

Source:	FGV, IBGE, Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.

The Brazilian political and economic scenario has recently been characterized by high levels of uncertainty and instability, including a contraction of economic growth, despite a recent appreciation, an overall sharp depreciation of the real against the U.S. dollar, increased levels of unemployment and depressed levels of consumer confidence and spending. Brazil entered a recession in 2014 due in part to a decrease in global commodities prices as well as wide-scale corruption probes focused on certain state-owned companies and uncertainty surrounding the presidency of President Dilma Rousseff, which culminated in impeachment in 2016. For further information, see “Item 3. Key Information—Risk Factors—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Our business has grown rapidly, driven by new clients and increased TPV, with our Total revenue and income increasing to R$2,523.4 in 2017 from R$674.9 million in 2015. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among Micro-Merchants, SMEs and individuals without bank accounts.

Seasonality

We operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarter of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. While we have not experienced significant seasonality in our results as of the date of this annual report due to our ongoing growth, this could change in the future. For additional information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our quarterly results of operations of PagSeguro Digital and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.”

Trend Information

We believe that demand for our products and services will remain strong in coming years, since our addressable market remains significant. We believe that this market opportunity will continue to fuel volume growth in our business, supported by increasing levels of penetration and usage of credit cards among the Brazilian population and the introduction of new products and services.

New IFRS standards that may affect our future results of operations

Certain IFRS standards and interpretations that have been issued but are not yet in effect could impact the presentation of our financial position or performance once they become effective. For further information, see Note 2.18 to the audited consolidated financial statements.

Principal Components of Our Results of Operations

The following is a summary of the items comprising our statements of income:

Total revenue and income

Our Total revenue and income consists of the total of our Net revenue from transaction activities and other services, Net revenue from sales, Financial income and Other financial income.

Net revenues

We generate revenues from transaction activities and other services, and from sales. In each case, our net revenues consist of gross revenues less deductions from those revenues.

Net revenue from transaction activities and other services

Our Net revenue from transaction activities and other services consists of Gross revenue from transaction activities and other services, less deductions from those gross revenues.

Our main source of Gross revenue from transaction activities and other services is commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards and fees for other services. We have the primary responsibility for providing the services to our clients and we also directly set the prices for such services, independently from the related transaction costs agreed between us and the card schemes or card issuers. Since we have primary responsibility for providing our merchant clients with the intermediation service, and we have price discretion to adjust the rates and tariffs we charge merchants, we are the principal in the intermediation transaction. We therefore recognize our transaction fees as revenue on a gross basis, and we recognize the transaction costs separately as discussed below. Depending on the type of cash-in payment or transaction, these commissions and fees consist of the MDR, which is a commission withheld by us from the transaction value paid to the merchant, and/or other commissions or per-transaction fees. This line item also includes the fees we charge for other services. We recognize revenues from these commissions and fees when the purchase is approved by the card issuer, in the case of cash-in payments made via payment cards; when the transaction is carried out, in the case of payments made via other cash-in payment methods; or in the case of services, when the service, is rendered.

The amounts deducted from our Gross revenue from transaction activities and other services consist principally of the applicable Brazilian sales taxes and social security contributions: service tax (Imposto sobre Serviços, or ISS); contributions to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS); and contributions to the Brazilian government’s social security program (Contribuição para o Financiamento da Seguridade Social, or COFINS). We are required to collect each of these on our transaction activities and other services.

Net revenue from sales

Our Net revenue from sales consists of Gross revenue from sales, less deductions from those gross revenues.

We earn revenue from the sale to merchants of our POS devices. We currently offer the Minizinha for a purchase price of 12 monthly installments of R$9.90, the Minizinha Chip (which we launched in March 2018) for a purchase price of 12 monthly installments of R$24.90, the Moderninha Wifi for a purchase price of 12 monthly installments of R$39.90 and the Moderninha Pro for 12 monthly installments of R$69.90. This line item also includes revenues from sales of POS device peripherals such as charging bases and protective covers. We recognize these revenues upon delivery of the equipment to the merchant.

The amounts deducted from our Gross revenues from sales consist of (i) PIS and COFINS, as well as the Imposto sobre Circulação de Mercadorias e Serviços tax, or ICMS, that we are required to collect on sales of devices and peripherals, and (ii) amounts corresponding to defective POS devices that are returned to us and purchases that are cancelled by merchants.

The applicable taxes and contributions vary according to whether the device and peripheral was manufactured in Brazil or imported. For locally-made devices, when we purchase the device we pay the taxes and contributions to the supplier at standard rates; and when we sell the device to our clients, we collect these taxes at the same rates on the selling price, record the tax on the sale in this line item as a deduction, and remit the difference between the taxes on or input cost and our selling price to the taxing authorities. For imported devices, we pay a lower rate of tax in place of ICMS on the purchase, and are not required to charge ICMS when we sell the device to our clients, meaning that the amount recorded in this deductions line item is relatively lower for imported devices. Prior to mid-2015 we purchased significant numbers of imported POS devices, but since mid-2015 substantially all of the POS devices we sell have been manufactured in Brazil.

Financial Income

As described under “Item 4. Information on the Company—Our Products and Services—Cash-in Solutions—Credit Cards”, our early payment of receivables feature consists of paying our merchants their installment receivables upfront when consumers paying by credit card choose to pay the merchant in installments. We account for the remuneration from this feature as Financial income. This Financial income makes up a significant portion of our overall Total revenue and income.

Our remuneration from the early payment of receivables feature consists of a discount that we withhold from the transaction value of the receivables that we pay to merchants in advance. We recognize this discount as Financial income (separate from and in addition to the MDR fee for the payment processing transaction, which we recognize as Gross revenue from transaction activities and other services). We recognize the discount amount as Financial income at the time a sale transaction is approved involving a merchant who has opted to receive early payments of the receivables from their credit card installment sales. The discount that generates our Financial income relates only to the early payment of the second and successive installments of the purchase; the first installment is not paid early as it is disbursed to the merchant within the normal billing cycle, so it does not generate remuneration in the form of Financial income (although it does generate MDR, which is recognized as Gross revenue from transaction activities and other services).

In addition, the Financial income line item does not include the fees we charge for the merchant’s payment date election within the monthly billing cycle, which are part of the MDR and are accounted for in Gross revenue from transaction activities and other services.

Our Financial income relates to early payments to merchants of amounts related to receivables from purchase transactions that have been approved by the card issuer and the card scheme.

The financial expenses we incur in funding this early payment of receivables feature are accounted for in our Financial expenses, discussed below.

For more information regarding our early payment of receivables feature and the FIDC that we established in the fourth quarter of 2017 to finance a portion of our related Financial expenses, see “Item 4. Information on the Company—Our Products and Services—Advanced Integrated Functionalities and Value-Added Services and Features—Early Payment of Receivables.”

Other Financial Income

Our Other financial income consists principally of interest generated by bank savings accounts and by deposits we make with Brazilian courts, known as judicial deposits, which guarantee any compensation we may be required to pay in litigation matters.

Our Other financial income also includes our net foreign exchange variations, i.e. the net gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against foreign currencies, which has limited impact on our cash position. We had swaps in place to protect us against exposure to currency fluctuations on all of our borrowings in foreign currencies.

Cost of Sales and Services

Our Cost of sales and services represents the amounts that make up the cost of the services and devices we sell. These amounts are divided into Transaction costs, Cost of goods sold, Marketing and advertising, Personnel expenses, Depreciation and amortization and Other costs. For further information on these costs, see Note 22 to the audited consolidated financial statements.

•	Our Transaction costs consist of interchange fees set by card schemes that are paid to the financial institution that is the issuer of the card; assessment fees paid to card schemes; fees paid to third-party payment processors; fees paid to acquirers; and bank settlement fees. All of our Transaction costs are accounted for within our Cost of sales and services. Since we are the principal in the intermediation transaction, we recognize the transaction costs that we pay to third parties, such as card schemes and card issuers who process these transactions, within our Cost of sales and services separately from the transaction fees we receive, which we recognize on a gross basis. The transaction costs are agreed between the card schemes or card issuers and us, independently from the fees we charge our merchant clients.

•	Cost of goods sold consists of the amounts we spend in purchasing POS devices and peripherals from our suppliers, together with the related shipping charges and applicable purchase tax. All of our Cost of goods sold is accounted for within our Cost of sales and services.

•	Our Marketing and advertising expenses are divided between our Cost of sales and services as well as our Selling expenses. Of this total, the portion of Marketing and advertising that is accounted for within our Cost of sales and services relates to customer support.

•	Our Personnel expenses consist of wages, overtime, benefits (such as meal vouchers, transportation vouchers and medical insurance, among others), profit sharing, and social contribution and payroll taxes. In Brazil, social contribution and payroll taxes consist of the Brazilian Social Security Institute (Instituto Nacional de Seguridade Social – INSS) contribution and the Brazilian Unemployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) contribution. Our Personnel expenses are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Personnel expenses that is accounted for within our Cost of sales and services refers to employees engaged in activities related to the cost of goods and services that we sell, such as technology, customer support, logistics, antifraud activities and mediation services.

•	Our Depreciation and amortization expenses are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Depreciation and amortization expenses that is included in our Cost of sales and services consists mainly of (i) the depreciation of equipment, furniture, technology and installations that form part of the cost of the goods and services that we sell, and (ii) the amortization of software that we develop internally for use in our operations.

•	Our Other expenses are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Other expenses that is included in our Cost of sales and services consists mainly of items such as travel expenses and office supplies that form part of the cost of the goods and services that we sell.

Selling Expenses

Our Selling expenses represent the amounts that we spend on publicity, marketing, quality control and direct or indirect relations with our clients. These amounts are divided into Marketing and advertising, Personnel expenses, Chargebacks, Depreciation and amortization expenses and Other expenses. For further information on these expenses, see Note 22 to the audited consolidated financial statements.

•	The portion of Marketing and advertising expenses included in our Selling expenses relates to the production and distribution of our marketing and advertising campaigns on traditional offline media, traditional online advertising, the positioning of our products in search platforms, telemarketing related to POS device sales, commissions to our third party sales force and partners such as platforms, bloggers and developers, expenses incurred in relation to trade marketing at events, and amounts that we spend on consulting services and call centers for our telemarketing campaigns.

•	The portion of our Personnel expenses included in our Selling expenses relates to employees engaged in marketing and advertising of our services, POS devices and features.

•	Chargebacks consist of transaction losses arising from chargebacks related to fraudulent transactions, which occurs, principally in online transactions, when a consumer makes a purchase via credit card and then requests a chargeback from the issuing bank after receiving the goods or services purchased. All of our Chargeback expenses are accounted for within our Selling expenses.

•	The portion of our Depreciation and amortization expense included in our Selling expenses consists of the depreciation of equipment used for client relationships.

•	The portion of our Other costs included in our Selling expenses consist of expenses related to travel, lodging and insurance, facilities, rent, consultancy fees and office supplies relating to marketing and advertising of our services, POS devices and features.

Administrative Expenses

Our Administrative expenses represent the amounts that we spend on back office and overhead expenses. These amounts are divided into Personnel expenses, Depreciation and amortization expenses and Other costs. While we expect our Administrative expenses to increase in the short term as we plan for growth and as we incur costs of compliance associated with being a public company, we expect these expenses to decline as a percentage of our Total revenue and income over the medium term as our business grows.

•	The portion of our Personnel expenses that form part of our Administrative expenses relates to our finance, legal, human resources, and administrative personnel, as well as fees paid for professional services, including legal, tax and accounting services.

•	The portion of our Depreciation and amortization expenses that form part of our Administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office and back-office operations and (ii) the amortization of software developed internally to support our head office and back-office needs, which is shown in Note 11 to the audited consolidated financial statements.

•	The portion of our Other costs that form part of our Administrative expenses includes items such as bank charges, travel, reimbursement of staff expenses and office supplies.

Financial Expenses

Our financial expenses include (i) the charges we incur to obtain early payment of note receivables owed to us by card issuers and acquirers in order to finance the early payment of receivables feature that we offer merchants, (ii) interest expense on our other borrowings and (iii) the cost of swaps relating to our foreign currency borrowings. Variations in our Financial expenses when expressed as a percentage of Financial income are driven by Brazilian interest rates, which determine the cost of most of our financing, together with changes in the mix of the financing we use for our early payment of receivables feature.

Through the date of our initial public offering, we funded the early payment of receivables feature (i) principally by obtaining early payment of receivables owed to us by card issuers and acquirers, as well as (ii) through our general third party borrowings and own capital. We plan to use a significant portion of the proceeds from our initial public offering to fund the early payment of receivables feature. In addition, in November 2017 we set up a Brazilian investment fund to purchase and hold receivables known as a Fundo de Investimento em Direitos Creditórios (a Fund for Investment in Credit Rights, or FIDC) through which we may raise debt to finance the early payment of receivables feature. The FIDC is controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. The FIDC uses the capital it raises to finance the growth of our early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in the consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. For further information regarding the FIDC, see “Item 4. Information on the Company—Organizational Structure.”

We did not have any outstanding borrowings at December 31, 2017. All of our third-party borrowings at December 31, 2016 were denominated in U.S. dollars and therefore exposed to currency fluctuations. We contracted derivative financial instruments known as swaps in order to protect us against this exposure. For further information on our borrowings, see “—Loans and Financing” and Note 14 to the audited consolidated financial statements.

Other (Expenses) Income, Net

Our Other (expenses) income, net line item consists mainly of contingencies, charges and miscellaneous income and/or expense items.

Current Income Tax and Social Contribution

Current income tax and social contribution consists of tax assets and liabilities for the current year. Our liability to income tax principally reflects the level of our Profit before income taxes; this line item also varies, however, to the extent that we are entitled to defer tax on certain investments in technological innovation, in which case our tax base for income tax for the year is reduced and the related deferred tax liability is accounted for in the Deferred income tax and social contribution line item below.

Our tax assets for the current year are calculated based on the expected recoverable amount, and tax liabilities for the current year are calculated based on the amount payable to the applicable tax authorities. The tax rates and tax laws used to calculate this amount are those enacted or substantially enacted at the balance sheet date. Current income tax and social contribution related to items recognized directly in equity is also recognized in equity. We periodically evaluate our tax positions with respect to interpreting tax regulations and, when appropriate, establish provisions.

Deferred Income Tax and Social Contribution

Deferred income tax and social contribution consists of temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date. This line item refers principally to deferrals of tax liability that we are entitled to take on capital investments that we make in technological innovation under Brazilian Law No. 11,196/2005, known as the Technological Innovation Law or “Lei do Bem.” We are able to use this tax deferral law principally for the investments we make in developing software internally, where we capitalize the labor and other costs involved as an intangible asset rather than accounting for these amounts as expenses, and we depreciate the accounting value of the intangible asset over its useful life. The Lei do Bem allows us to defer our tax liability on these investments. Other Brazilian tax rules also allow us to defer tax on certain items, for example on unpaid amounts due from creditors. The Deferred income tax and social contribution line item consists of our liability to future tax under the Lei do Bem and these other tax laws, less the depreciation and amortization that we take during the year on the respective capitalized assets, and less the tax losses carried forward from prior years that we are able to offset against our tax liability during the year. For further information on this line item, see Note 18 to the audited consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except in certain situations explained in Note 2.15 of the audited consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and impairment is recognized to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow for their utilization.

Pursuant to the Companies Law of 1960, there is no Cayman Islands taxation on the income earned by PagSeguro Digital and as such, we do not have any tax impacts at this level.

With respect to our subsidiaries, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

Deferred tax assets and liabilities are presented on a net basis when there is a legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

Results of Operations

The following discussion of our results of operations is based on the financial information derived from the audited consolidated financial statements included elsewhere in this annual report.

Results of Operations in 2017, 2016 and 2015

	For the Years Ended December 31,
	2017	Percent Change	2016	Percent Change	2015
	(in millions of reais, with the exception of percentages and per-share amounts)
Net revenue from transaction activities and other services	1,224.3	155.0%	480.0	79.0%	268.2
Net revenue from sales	471.9	81.1%	260.6	47.6%	176.5
Financial income	818.6	108.6%	392.4	78.8%	219.5
Other financial income	8.6	60.7%	5.3	(50.3)%	10.7

Total revenue and income	2,523.4	121.7%	1,138.4	68.7%	674.9

Cost of sales and services	(1,324.4)	112.4%	(623.7)	63.1%	(382.5)
Selling expenses	(245.8)	22.9%	(199.9)	22.9%	(162.6)
Administrative expenses	(153.2)	81.4%	(84.5)	38.2%	(61.1)
Financial expenses	(104.5)	53.1%	(68.3)	130.0%	(29.7)
Other (expenses) income, net	(12.0)	80.5%	(6.7)	(595.2)%	1.3

Profit before Income Taxes	683.5	340.0%	155.4	285.4%	40.3

Current income tax and social contribution	(215.0)	2,793.1%	(7.4)	187.2%	(2.6)
Deferred income tax and social contribution	10.3	(151.0)%	(20.1)	799.9%	(2.2)
Income Tax and Social Contribution	(204.7)	642.2%	(27.6)	471.5%	(4.8)

Net Income for the Year	478.8	274.7%	127.8	260.1%	35.5

Attributable to:
Owners of PagSeguro Digital	478.8	276.4%	127.2	262.5%	35.1
Non-controlling interests	—	(97.8)%	0.6	46.1%	0.4
Basic and diluted earnings per common share – R$	1.8254	276.4%	0.4849	262.4%	0.1338

Total revenue and income

Our Total revenue and income amounted to R$2,523.4 million in 2017, an increase of 121.7% from R$1,138.4 million in 2016. Our Total revenue and income in 2016 represented an increase of 68.7% from R$674.9 million in 2015.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in 2017 amounted to R$1,391.4 million, an increase of R$847.6 million, or 155.9%, from R$543.8 million in 2016. Gross revenue from transaction activities and other services in 2016 represented an increase of R$238.5 million, or 78.1%, from R$305.3 million in 2015. These year-on-year increases were principally due to continued increases in our customer base and TPV.

Our Gross revenue from transaction activities and other services during 2017 increased by a lesser percentage than our TPV, which increased to R$38.5 billion from R$14.1 billion in 2016. This difference in the rate of growth was principally due to the higher proportion of debit card transactions in our TPV in 2017 as compared to in 2016, driven by the fact that in December 2016 we established a new partnership with Elo, a Brazilian card scheme whose business is heavily weighted toward debit cards. Our TPV for 2017 therefore included this additional debit card TPV that we did not have for most of 2016; and debit cards generate lower MDR than credit card transactions.

The increase in gross revenue from transaction activities and other services in 2016 was principally due to an increase in TPV during the period. This increase was partially offset by a change in mix in 2016 as cash-in payments from debit cards, which generate lower MDR fees, increased in proportion to cash-in payments from credit cards, which generate higher MDR fees.

The growth in our business in 2015 and 2016 was fueled by the launch of the Moderninha POS device in March 2015, which (in addition to the Gross revenues from sales discussed below) generated further growth in our transaction revenues by providing increased sources of in-person transactions. As discussed above, however, this also altered the mix of our revenues, since in-person transactions include payments made via debit cards, which generate lower MDR than credit card transactions.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$167.1 million in 2017, or 12.0% of our Gross revenue from transaction activities and other services for the year. In 2016, Deductions from gross revenue from transaction activities and other services totaled R$63.8 million in 2016, or 11.7% of our Gross revenue from transaction activities and other services for the year. In 2015, Deductions from gross revenue from transaction activities and other services totaled R$37.1 million, or 12.2% of Gross revenue from transaction activities and other services for the year. The increase in the Deductions from gross revenue in 2017 when compared to 2016 was principally due to sales taxes related to the transaction services provided by R2Tech, a subsidiary that we acquired in 2017.

As a result of the above, our Net revenue from transaction activities and other services in 2017 amounted to R$1,224.3 million, an increase of R$744.3 million, or 155.0%, from R$480.0 million in 2016. Net revenue from transaction activities and other services in 2016 represented an increase of R$211.8 million, or 79.0%, from R$268.2 million in 2015.

Net revenue from sales

Our Gross revenue from sales in 2017 amounted to R$655.2 million, an increase of R$283.7 million, or 76.4%, from R$371.5 million in 2016. Gross revenue from sales in 2016 represented an increase of R$132.6 million, or 55.5%, from R$238.9 million in 2015. The significant growth in this item was due to an increase in the volume of POS devices sold and the rapid ramp-up of our POS device sales, and our rollout of an increasingly broad range of POS devices. In March 2015, we launched the Moderninha, which spurred a significant growth in sales in 2015. In 2016, we launched the Moderninha Wi-Fi and Moderninha Pro standalone POS devices.

Our Deductions from gross revenue from sales in 2017 amounted to R$183.2 million, or 28.0% of our Gross revenue from sales for the year. In 2016, these Deductions totaled R$110.9 million, or 29.9% of our Gross revenue from sales for the year. In 2015, these Deductions totaled R$62.4 million, or 26.1% of Gross revenue from sales for the year.

The small decrease in these Deductions as a percentage of our Gross revenue from sales in 2017 compared with 2016 is due to a change in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate. The increase in these Deductions as a percentage of our Gross revenue from sales compared with 2015 is due to the fact that since mid-2015, substantially all of the POS devices we sell are manufactured in Brazil. The deductions for sales taxes on imported devices are significantly lower than for locally-manufactured devices.

As a result of the above, our Net revenue from sales in 2017 amounted to R$471.9 million, an increase of R$211.3 million, or 81.1% from R$260.6 million in 2016. Net revenue from sales in 2016 represented an increase of R$84.1 million, or 47.6%, from R$176.5 million in 2015.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$818.6 million in 2017, an increase of R$426.2 million, or 108.6% from R$392.4 million in 2016. In 2016 this item represented an increase of R$172.9 million, or 78.8%, compared with R$219.5 million in 2015. The year-on-year growth in this activity was due to growth in the volume of usage of our early payment feature by merchants, driven by the growth in our TPV.

Other financial income

Our Other financial income amounted to R$8.6 million in 2017, an increase of R$3.3 million, or 60.7% from R$5.3 million in 2016. Our Other financial income in 2016 represented a decrease of R$5.4 million, or 50.3%, compared with R$10.7 million in 2015.

Our Other financial income included a positive net foreign exchange variation of R$1.8 million in 2017, a decrease of R$0.5 million from R$2.3 million in 2016. Our Other financial income in 2016 represented an increase of R$1.5 million from R$0.8 million in 2015. These variations reflect the effect of exchange rate fluctuations in our foreign currency accounts located outside of Brazil. In 2015, our net foreign exchange variation related only to Boa Compra’s international operations, while in 2016 and 2017 it also included cash-out payments using PagSeguro prepaid cards outside of Brazil and cash-in payments via international cards in Brazil, both of which are settled in foreign currency.

Expenses

Our total expenses amounted to R$1,839.9 million in 2017, an increase of R$856.9 million, or 87.2% from R$983.0 million in 2016. As a percentage of our Total revenue and income, our total expenses in 2017 decreased by 13.4 percentage points, to 72.9% in 2017 from 86.3% in 2016.

Our total expenses in 2016 represented an increase of R$348.4 million, or 54.9%, from R$634.6 million in 2015. As a percentage of our Total revenue and income, our total expenses in 2016 decreased by 7.7 percentage points, to 86.3% in 2016 from 94.0% in 2015.

Cost of sales and services

Our Cost of sales and services amounted to R$1,324.4 million in 2017, an increase of R$700.7 million, or 112.4% from R$623.7 million in 2016. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services remained relatively stable, posting a decrease of 6.1 percentage points, to 78.1% from 84.2% in 2016.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 67.8% from 74.5% in 2016. This decrease reflected a reduction in the fees we paid to third party acquirers as well as ongoing economies of scale due to growth in our TPV. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 104.8% in 2017 from 102.0% in 2016, due to the change in our device product mix: the launch of the higher-value Moderninha Wifi in June 2016 and Moderninha Pro in October 2016 led to increased expenses throughout 2017 that largely did not impact the mix in 2016.

Our Cost of sales and services amounted to R$623.7 million in 2016, an increase of R$241.2 million, or 63.1%, from R$382.5 million in 2015. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services remained relatively stable, posting a decrease of 1.8 percentage points to 84.2% in 2016 from 86.0% in 2015.

Within our Cost of sales and services, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, increased to 74.5% in 2016 from 71.5% in 2015. This increase reflected the change in the mix of our revenue from transaction services, with a greater proportion of debit card transactions compared with credit card transactions as discussed above under “—Net revenue from transaction activities and other services.” Because the difference between interchange fees and the MDR we charge is less for debit card transactions than for credit card transactions, this change in mix led to the higher level of Cost of services relative to our Net revenue from transaction activities and other services. Our Cost of sales, expressed as a percentage of our Net revenue from sales, decreased to 102.0% in 2016 from 108.1% in 2015, largely due to cost savings achieved starting mid-2015, when substantially all of the POS devices we sold began to be manufactured in Brazil, partly offset by the launch of the higher-value Moderninha Wifi in June 2016 and Moderninha Pro in October 2016, which led to increased expenses in the later months of 2016.

Selling expenses

Our Selling expenses amounted to $245.8 million in 2017, an increase of R$45.9 million, or 22.9% from R$199.9 million in 2016. As a percentage of our Total revenue and income, our Selling expenses decreased by 7.9 percentage points, to 9.7% in 2017 from 17.6% in 2016. Our Marketing and advertising costs in particular, while increasing in absolute terms, decreased significantly as a percentage of Total revenue and income due to growth in our revenue volumes and the return on our investments in marketing and advertising in prior periods, as well as a decision to focus our online advertising on relatively cheaper spaces rather than headline banners.

Our Selling expenses in 2016 increased by R$37.3 million, or 22.9%, compared with R$162.6 million in 2015. As a percentage of our Total revenue and income, our Selling expenses decreased by 6.5 percentage points, to 17.6% in 2016 from 24.1% in 2015. This reduction in our Selling expenses as a percentage of our Total revenue and income was driven by the fact that we had incurred expenses in connection with a major marketing campaign in 2015 to promote the launch of the Moderninha POS device. While our marketing and advertising expenses continued to increase in 2016, the increase was significantly outpaced by growth in our net revenue during the year. In addition, our Chargebacks expense declined as a percentage of our net revenue since chip-&-pin transactions involve significantly lower chargebacks.

Administrative expenses

Our Administrative expenses amounted to R$153.2 million in 2017, an increase of R$68.7 million, or 81.4%, from R$84.5 million in 2016. This increase was mainly due to an increase in employee costs, bank charges and consulting fees. As a percentage of our Total revenue and income, however, our Administrative expenses decreased by 1.3 percentage points, to 6.1% in 2017 from 7.4% in 2016.

In 2016, our Administrative expenses increased by R$23.4 million, or 38.2%,compared with R$61.1 million in 2015. This increase was mainly due to an increase in employee costs and bank charges. As a percentage of our Total revenue and income, our Administrative expenses posted a decrease of 1.7 percentage points, to 7.4% in 2016 from 9.1% in 2015.

The reduction in the relative level of our Administrative expenses as a percentage of our Total revenue and income over the three years reflects the scalable nature of our business from a relatively fixed overhead base.

Financial expenses

Our Financial expenses amounted to R$104.5 million in 2017, an increase of R$36.2 million, or 53.1%, from expenses of R$68.3 million in 2016. The same item in 2016 reflected an increase in expense of R$38.6 million, or 130.0%, compared with R$29.7 million in 2015. Expressed as a percentage of our Financial income, our Financial expenses represented 12.8% in 2017, 17.4% in 2016 and 13.5% in 2015.

The variation in our Financial expenses when expressed as a percentage of Financial income is driven by Brazilian interest rates, which determine the cost of most of our financing, together with changes in the mix of the financing we use for our early payment of receivables feature. In 2015 the SELIC rate, the Central Bank’s overnight rate, increased from 11.75% to 14.25% by year-end. The SELIC rate was held at 14.25% for the first nine months of 2016, being reduced to 14.00% in October 2016 and 13.75% in December 2016. The SELIC rate was further reduced to 8.25% at September 30, 2017 and to 7.00% at December 7, 2017, where it remained at year-end 2017. Our financial expense also reflected changes in our mix of financing: in 2015, in addition to capital received from UOL, we began to increase the portion of our financing that we obtained in the form of early payment of the receivables due to us from acquirers. In 2016, in addition to our existing financing sources, we further increased our levels of external financing, with early payment of the receivables due to us from card issuers as well as acquirers, and we incurred the two borrowings shown in Note 14 to the audited consolidated financial statements. In 2017, we repaid our two third party borrowings and thereafter financed the early payment feature by obtaining early payment of note receivables due to us from the card issuers and acquirers. For more information, see “—Financing of our early payment of merchants’ receivables feature.”

Other (expenses) income, net

Our Other (expenses) income, net, recorded expenses of R$12.0 million in 2017. This net amount principally reflected expenses related to civil litigation proceedings during the year.

In 2016, our Other (expenses) income, net, recorded expenses of R$6.7 million. This net amount principally reflected expenses related to civil litigation proceedings during the year.

In 2015, our Other (expenses) income, net, recorded income of R$1.3 million. This net amount principally reflected expenses related to civil litigation proceedings during the year, offset by the net effect of write-offs of payables to third parties.

Profit before income taxes

Our Profit before income taxes amounted to R$683.5 million in 2017, an increase of R$528.1 million, or 340.0%, from R$155.4 million in 2016. The increase was due to significant growth in our Total revenue and income, reflecting volume growth in both our net revenue items as well growth in income from our early payment of receivables feature.

In 2016, our Profit before income tax increased by R$115.1 million, or 285.4%, compared with R$40.3 million in 2015. The increase was due to significant volume growth in both our net revenues and financial income from our early payment of receivables feature for merchants.

Income tax and social contribution

Income and social contributions tax amounted to expenses of R$204.7 million in 2017, an increase of R$177.1 million from expenses of R$27.6 million in 2016. In 2015, our total Income and social contributions tax amounted to expenses of R$4.8 million. This total item consists of Current income tax and social contribution and deferred income tax and social contribution, which relates principally to the tax benefit under the Lei do Bem, which applies to investments made in innovation and technology by PagSeguro Brazil.

Our Current income tax and social contribution expense in 2017 amounted to R$215.0 million, an increase of R$207.6 million, or 2,793.0%, from R$7.4 million in 2016. In 2016, our Current income tax and social contribution increased by R$4.8 million, or 187.2%, compared with R$2.6 million in 2015. This year-on-year increase is mainly due to the growth in our Profit before income taxes, partly offset by the tax benefit under the Lei do Bem. In 2016, the increase was also due in part to the tax benefit on payment of interest on PagSeguro Brazil’s share capital (which is a form of mandatory dividend under Brazilian law).

Our Deferred income tax and social contribution in 2017 amounted to a tax benefit of R$10.3 million, an increase of R$30.4 million compared with an expense of R$20.1 million in 2016. In 2015, our Deferred income tax and social contribution posted an expense of R$2.2 million.

The amount of Deferred income tax and social contribution recorded in 2017 principally reflected the tax benefit on our significant new capital investments in software and technology during the year, less the depreciation and amortization expenses that we recorded against those assets during the year. This tax benefit was partially offset by the amounts we recorded during the year, provisions for slower-selling POS devices held in inventory, provisions for employee corporate results-sharing and tax contingencies.

The amount of Deferred income tax and social contribution recorded in 2016 principally reflected (i) the tax benefit on our significant new capital investments in software and technology during the year, less the depreciation and amortization expenses that we recorded against those assets during the year and (ii) the tax benefit on payment of interest on PagSeguro Brazil’s share capital.

In 2015, the transfer of our activities from the UOL group to PagSeguro Brazil as part of the corporate reorganization led to a tax event under Brazilian tax law, requiring UOL to pay all existing tax liabilities that had been deferred from prior years under the Lei do Bem. The amount of Deferred income tax and social contribution recorded for the year therefore reflects deferred tax liabilities on our capital investments in software and technology after August 1, 2015, less the depreciation and amortization expenses that we recorded against those assets during those months.

Our total effective tax rate was 30.0% in 2017, compared with 17.8% in 2016 and 12.0% in 2015. The increases in 2017 and 2016 was due to the increase in our Profit before income taxes while the amount of our Lei do Bem tax benefits remained stable.

Net income for the year

Our Net income for the year in 2017 amounted to R$478.8 million, an increase of R$351.0 million, or 274.7%, from R$127.8 million in 2016. As a percentage of our Total revenue and income, our Net income for the year increased by 7.8 percentage points, to 19.0% in 2017 compared with 11.2% in 2016. This increase was principally driven by the volume growth in both our net revenue items as well growth in income from our early payment of receivables feature, as discussed above.

Our Net income for the year in 2016 increased by R$92.3 million, or 260.1%, compared with R$35.5 million in 2015. As a percentage of our Total revenue and income, our Net income for the year increased by 5.9 percentage points, to 11.2% in 2016 compared with 5.3% in 2015. This increase was principally driven by the volume growth in both our net revenue items as well growth in income from our early payment of receivables feature, as discussed above.

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from the audited consolidated financial statements included elsewhere in this annual report.

General

Our principal liquidity requirements relate to the early payment of receivables feature that we offer merchants. We believe our current working capital is sufficient for present requirements. Through the date of our initial public offering, we have satisfied our funding and working capital requirements (i) through the cash generated by our businesses, (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers, as well as (iii) through our general third party borrowings and own capital. We plan to use a portion of the proceeds from our initial public offering in order to reduce our recourse to third-party funding.

The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2017	2016	2015
Liquidity and Capital Resources
Cash and cash equivalents	66.8	80.0	6.9
Net cash provided by operating activities	453.6	77.0	47.6
Net cash used in investing activities	(207.3)	(203.3)	(41.9)
Net cash provided by (used in) financing activities	(259.5)	199.4	—

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value. For more information, see Note 2.4 to the audited consolidated financial statements. Our short-term investments refer to Brazilian debentures, which produced a return of 96.0% of the Brazilian Interbank Deposit Certificate, or CDI.

Cash Flows

Our Net Cash provided by operating activities consists of (i) our Profit before income taxes for the year, (ii) amounts that are recorded as expenses or revenues in our statement of income but which do not affect cash, (iii) amounts representing changes in our operating assets and liabilities, (iv) the cash amounts of income taxes and social contributions that we pay during the period, (v) the cash amounts of interest income received and (vi) interest paid on outstanding borrowings.

Our Cash flows used in investing activities consist of amounts paid on acquisitions, our purchases of property and equipment, our purchases of intangible assets, and our new financial investments less the payments we make to redeem existing financial investments.

Our Cash flows from financing activities consist of the payment of dividends and the cash proceeds from our borrowings, which refer only to the loans of US$40.0 million (approximately R$129.4 million applying exchange rates in effect at the time) and US$21.8 million (approximately R$70.0 million applying exchange rates in effect at the time) that we obtained during 2016 and repaid during the first half of 2017. For further information on these borrowings, see “—Loans and Financings.”

Cash Flows in 2017

Our cash and cash equivalents at the beginning of 2017 amounted to R$80.0 million.

Our Profit before income taxes in 2017, as discussed above, was R$683.5 million.

The adjustments for revenue, income and expenses recorded in our statement of income in 2017 but which did not affect our cash flows totaled the positive amount of R$103.7 million, principally reflecting R$47.9 million of Chargebacks and R$51.6 million of Depreciation and amortization recorded in our statement of income, which are detailed in Note 22 to the audited consolidated financial statements. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in 2017 amounted to negative cash flows of R$366.7 million:

•	Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$3,522.3 million at year-end 2017 versus R$1,715.5 million at year-end 2016) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented negative cash flow of R$2,060.9 million in 2017. The cash amount that we receive under the note receivables consists of the original note receivable amount, less the respective interchange fee charged by the financial institution, and less the finance charge withheld by the card issuer for the early payment.

•	Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$3,080.6 million at year-end 2017 versus R$1,304.0 million at year-end 2016). Payables to third parties represented positive cash flow of R$1,776.5 million in 2017.

•	Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (i.e., UOL) of Current Assets on our balance sheet (R$124.7 million at year-end 2017 versus R$300.8 million at year-end 2016) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$39.1 million at year-end 2017 versus R$76.2 million at year-end 2016), representing movements in our treasury cash position with UOL during the year. This item represented negative cash flow of R$64.4 million in 2017. For more information on our treasury cash position with UOL, see Note 9 to the audited consolidated financial statements. Our cash management has been separate from UOL’s cash management starting from the date of completion of our initial public offering. Any remaining balances that relate to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our initial public offering, and any such balances were repaid by UOL following completion of this offering.

•	Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented negative cash flow of R$40.6 million in 2017.

•	Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at year-end, principally because they related to the final month of the year. This item represented positive cash flow of R$13.3 million in 2017.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$3.1 million in 2017.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$166.4 million during the year. Our statement of cash flows also adjusts for interest income received in cash and interest paid, which represented a positive cash flow of R$208.6 million and a negative cash flow of R$9.2 million, respectively, in 2017.

As a result of the above, our Net Cash provided by operating activities in 2017 totaled R$453.6 million.

Our Cash flows used in investing activities in 2017 totaled R$207.2 million. This amount consisted of R$77.5 million in acquisitions of financial investments net of redemptions of financial investments, representing total cash that we withdrew during the year, less the R$22.2 million we paid for our acquisitions of R2Tech, BCPS and BIVA. We also invested R$99.7 million in purchases and development of intangible assets, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally our software and technology, which we capitalize as intangible assets. For more information on our intangible assets, see Note 12 to the audited consolidated financial statements.

Our Cash flows used in financing activities in 2017 totaled R$259.6 million, consisting in part of R$199.5 million representing the repayment of our two outstanding borrowings and R$5.8 million representing the liquidation of derivative financial instruments (swaps) relating to those borrowings during the year. For further information on our borrowings, see “—Loans and Financing” and Note 14 to the audited consolidated financial statements. Furthermore, on September 29, 2017, PagSeguro Brazil’s shareholders approved a distribution of R$238.8 million in dividends. This amount consisted of (i) R$142.8 million of dividends related to the six-month period ended June 30, 2017 and (ii) R$96.0 million in dividends related to the year ended December 31, 2016. For more information regarding the 2016 dividend, see Note 9 to the audited consolidated financial statements.

The R$238.8 million in dividends were distributed on September 29, 2017 in the following manner: (i) R$54.3 million paid in cash and (ii) R$184.5 million offset against amounts then due to PagSeguro Brazil and Boa Compra under our centralized cash management with UOL. For further information on our centralized cash management with UOL, see “Presentation of Financial and Other Information—Corporate Events—The 2015 Reorganization.”

In addition, subject to certain limitations, Brazilian companies generally also distribute amounts in respect of interest on own capital, which is calculated based on a government interest rate. In its 2016 financial statements PagSeguro Brazil recorded an amount of R$22.2 million in interest on own capital payable to UOL. This amount was paid to UOL on April 30, 2017, although the payment was offset in full against amounts then due to PagSeguro Brazil and Boa Compra under our centralized cash management with UOL, rather than being paid in cash.

After accounting for the total decrease in Cash and cash equivalents of R$13.2 million discussed above, our Cash and cash equivalents at the close of 2017 amounted to R$66.8 million.

Cash Flows in 2016

Our cash and cash equivalents at the beginning of 2016 amounted to R$6.9 million.

Our Profit before income taxes in 2016, as discussed above, was R$155.4 million.

The adjustments for revenue, income and expenses recorded in our statement of income in 2016 but which did not affect our cash flows totaled the positive amount of R$75.6 million, principally reflecting the positive amount of R$31.6 million of Chargebacks and the positive amount of R$31.2 million of Depreciation and amortization recorded in our statement of income, which are detailed in Note 22 to the audited consolidated financial statements. Also in 2016, we recorded an unrealized loss of R$6.6 million on derivative instruments (swaps).

The adjustments for changes in our operating assets and liabilities for 2016 amounted to negative cash flows of R$282.2 million. Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, represented negative cash flow of R$784.0 million (Note receivables on our balance sheet were R$1,715.5 million at year-end 2016 versus R$1,110.0 million at year-end 2015) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, represented positive cash flow of R$620.9 million (Payables to third parties on our balance sheet were R$1,304.0 million at year-end 2016 versus R$683.1 million at year-end 2015). Our Receivables from (payables to) related parties item represented negative cash flow of R$214.5 million (Receivables from related parties, i.e. UOL, were R$300.8 million at year-end 2016 versus R$55.9 million at year-end 2015; and payables to related parties, i.e. UOL, were R$76.2 million at year-end 2016 versus R$92.4 million at year-end 2015). Inventories represented positive cash flow of R$20.2 million; and Salaries and social charges represented positive cash flow of R$6.6 million. Taxes and contributions represented positive cash flow of R$3.9 million.

We paid income taxes and social contributions in cash totaling R$18.1 million and we recorded a positive cash flow of R$146.3 million related to interest income received during the year.

As a result of the above, our Net Cash provided by operating activities in 2016 totaled R$77.0 million.

Our Cash flows used in investing activities in 2016 totaled R$203.3 million. This amount consisted of acquisition of financial investments of R$337.1 million, representing total cash that we invested in short-term deposits during the year, less R$206.2 million in redemptions of financial investments, representing total cash that we withdrew from these short-term deposits during the year. We also invested R$70.4 million in purchases and development of intangible assets, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally the software and technology, which we capitalize as intangible assets. For more information on our intangible assets, see Note 12 to the audited consolidated financial statements.

Our Cash flows from financing activities in 2016 provided total cash flows of R$199.4 million, which we received as the proceeds of the borrowings we incurred during the year, discussed in Note 14 to the audited consolidated financial statements.

After accounting for the total increase in Cash and cash equivalents of R$73.1 million discussed above, our Cash and cash equivalents at the close of 2016 amounted to R$80.0 million.

Cash Flows in 2015

Our cash and cash equivalents at the beginning of 2015 amounted to R$1.2 million.

Our Profit before income taxes in 2015, as discussed above, was R$40.3 million.

The adjustments for revenue, income and expenses recorded in our statement of income for 2015 but which did not affect cash totaled the positive amount of R$40.4 million, principally reflecting R$27.5 million in Chargebacks and R$18.9 million in depreciation and amortization recorded in our statement of income, which are detailed in Note 22 to the audited consolidated financial statements.

The adjustments for changes in our operating assets and liabilities for 2015 amounted to negative cash flows of R$111.8 million. Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, represented reduction of cash flow of R$553.0 million (Note receivables on our balance sheet were R$1,110.0 million at year-end 2015 versus R$665.9 million at year-end 2014) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, represented positive cash flow of R$314.0 million (Payables to third parties on our balance sheet were R$683.1 million at year-end 2015 versus R$369.9 million at year-end 2014). Our Receivables from (payables to) related parties item represented positive cash flow of R$121.5 million (Receivables from related parties, i.e. UOL, were R$55.9 million at year-end 2015 versus R$84.3 million at year-end 2014; and payables to related parties, i.e. UOL, were R$92.4 million at year-end 2015 versus R$0 at year-end 2014). Inventories represented negative cash flow of R$25.1 million; and Salaries and social charges represented positive cash flow of R$13.3 million.

We paid income taxes and social contributions in cash totaling R$2.7 million and we recorded a positive cash flow of R$81.3 million related to interest income received during the year.

As a result of the above, our Net cash provided by operating activities in 2015 totaled R$47.6 million.

Our Cash flows used in investing activities in 2015 totaled R$41.9 million, consisting principally of Purchases and development of intangible assets of R$38.9 million. Our cash flows in 2015 show no movement of cash into financial investments, and a non-material amount of redemptions from financial investments. Prior to the transfer of our activities to our PagSeguro Brazil entity on August 1, 2015, any such investments were carried out within the UOL group but these cash movements regarding the PagSeguro business were not controlled separately. Following the transfer of our activities to our PagSeguro Brazil entity on August 1, 2015, any cash movements by the PagSeguro Brazil Group have been controlled separately, but we did not make any such financial investments during the last five months of the year.

We incurred no new borrowings and therefore did not generate Cash flows from financing activities in 2015.

After accounting for the total increase in Cash and cash equivalents of R$5.7 million discussed above, our Cash and cash equivalents at the close of 2015 amounted to R$6.9 million.

Loans and Financings

We had no third-party borrowings at December 31, 2017. Our total third-party borrowings amounted to R$205.2 million at December 31, 2016 and we had no third-party borrowings in 2015, since we satisfied our funding and working capital requirements in those years (i) through the cash generated by our businesses, (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers, as well as (iii) through our own capital.

In July 2016, we obtained a loan in the amount of US$40.0 million (approximately R$129.4 million applying exchange rates in effect at the time), which matured in January 2017. In September 2016, we obtained a further loan in the amount of US$21.8 million (approximately R$70.0 million applying exchange rates in effect at the time), which matured in March 2017. We purchased swaps to provide protection against exchange rate fluctuations for both loans. Neither of these credit agreements contains any provisions requiring us to provide collateral or comply with any financial covenants.

These loans were repaid on schedule in the first half of 2017 and we have incurred no new borrowings since then. As discussed above, we are increasingly financing our services and features by obtaining early payment of receivables owed to us from acquirers and card issuers, in order to finance the early payment of receivables feature that we offer to our merchant clients.

For further information on our financing activities, see Note 14 to the audited consolidated financial statements.

Capital Expenditures

The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for each of the years ended December 31, 2017, 2016 and 2015 were R$107.6 million, R$72.4 million and R$42.1 million, respectively, most of which related to data processing equipment, facilities, machinery and equipment, furniture and fittings, leasehold improvements, software and technology, all in Brazil.

For further information on our capital expenditures, see Notes 11 and 12 to the audited consolidated financial statements.

Commitments and Contractual Obligations

Our contractual obligations at December 31, 2017 consisted of obligations to purchase POS devices and platform technology for our acquirer operations as follows:

	At December 31, 2017
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)
POS device purchases	282.3	—	—	—	282.3
Acquirer platform technology	2.3	5.4	—	—	7.7

Total	284.6	5.4	—	—	290.0

Off-Balance Sheet Arrangements

Other than the contractual obligations shown above, we do not have any off-balance sheet arrangements and did not have any such arrangements for the years ended December 31, 2017, 2016 or 2015.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are described below and in Note 3 to the audited consolidated financial statements.

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Based on assumptions, PagSeguro Digital makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

Estimated useful life of intangible assets

PagSeguro Digital uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Digital.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits.

Deferred income tax and social contribution

PagSeguro Digital recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

Provision for contingencies

PagSeguro Digital recognizes provisions for civil and labor suits. We recognize provisions for legal proceedings in our financial statements when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors.

Our board of directors is composed of five members. Within one year of the date of our initial public offering, the size of our board of directors is expected to increase to seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017, Luis Frias, Eduardo Alcaro and Ricardo Dutra da Silva were appointed on December 18, 2017, and Noemia Gushiken was appointed on January 23, 2018. All current members of our board of directors have been appointed to serve for an indefinite period.

We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

The table below sets forth certain information of the current members of our board of directors:

Name	Title	Date of Birth
Luis Frias	Chairman	April 6, 1963
Eduardo Alcaro	Director	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Ricardo Dutra da Silva	Director	December 1, 1975
Noemia Gushiken	Director	November 3, 1972

We intend to appoint two additional independent board members within three months and one year following our initial public offering, respectively.

The following is a brief summary of the business experience of our current directors. Unless otherwise indicated, the current business address for our directors is Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil.

Luis Frias. Mr. Frias has been the Chairman of our board of directors and our Principal Executive Officer since December 18, 2017. He joined Grupo Folha in 1981 and has been its principal executive officer since 1989. In that capacity he led Grupo Folha’s expansion into various new markets, such as commercial printing (through Plural, a partnership with Quad Graphics) and e-commerce logistics (through Transfolha). In 1996, he founded UOL, a pioneering Brazilian Internet company. As Principal Executive Officer and Chairman of the Board of Directors of UOL, he has expanded UOL’s business, through organic growth and more than 20 acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP).

Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors and our Chief Financial and Investor Relations Officer and Chief Accounting Officer since December 18, 2017. He has been the Chief Financial and Mergers & Acquisitions Officer of the UOL group and Executive Officer of the Folha Group since 2011. He holds a bachelor’s degree in business administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV-SP) in São Paulo. Before joining our group, Mr. Alcaro held several positions, including Finance Vice President at Walmart Brazil from 2008 to 2011, Financial Planning and Investors Relations Director at Walmart USA from 2006 to 2008, Mergers & Acquisitions Director at Walmart USA from 2003 to 2006, Finance Manager at Walmart Brazil from 1997 to 2003 and Senior Auditor at PricewaterhouseCoopers from 1992 to 1997.

Maria Judith de Brito. Mrs. de Brito has been a member of our board of directors since July 19, 2017. She has also been head of human resources, legal matters and institutional relations of the UOL group since its creation in 1996, and has been the Vice Chairman of UOL’s board of directors since 2005. She has worked for Grupo Folha since 1990, and is the current Superintendent of Grupo Folha. She holds a bachelor’s degree in public administration from the Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV-SP) in São Paulo and a master’s degree in political science from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Mrs. de Brito was a professor of the undergraduate course in Business Administration at the Getúlio Vargas Foundation from 1986 to 1990, and professor of the graduate program in journalism at ESPM (Escola Superior de Propaganda e Marketing) from 2011 to 2013. She was president of the National Newspaper Association (Associação Nacional de Jornais) from 2008 to 2012, and is currently a member of the board of ABECS.

Ricardo Dutra da Silva. Mr. Dutra has been a member of our board of directors and our Executive Officer since December 18, 2017. He has been Chief Executive Officer of PagSeguro Brazil and Chief Executive Officer of UOL Digital Content and Products since 2016. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as Country Manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from the Getúlio Vargas Foundation (Fundação Getúlio Vargas –FGV) in São Paulo, and a full-time MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.

Noemia Gushiken. Ms. Gushiken has been a member of our board of directors since January 23, 2018. She has more than 20 years of experience in the technology and consumer industries. She is currently a strategic advisor for family offices and startup companies in Brazil, providing advice on a variety of matters, including operations, management, legal and compliance. Ms. Gushiken served as the Operations Director at Cerveja Proibida from 2013 to 2017, as the Legal Director at Microsoft from 2007 to 2013, and as the Head of Legal at UOL from 2000 to 2007. She has also represented these companies in industry associations and corporate affairs initiatives in Brazil. She holds a law degree and a post-graduate degree in Commercial and Corporate Law, both from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC). Ms. Gushiken also studied Japanese Constitutional Law at the University of Shizuoka – Japan from 1993 to 1994. She is admitted to the Brazilian Bar in São Paulo.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer. Our executive officers were appointed by our board of directors for an indefinite term.

The table below shows our current executive officers:

Name	Title	Date of Birth
Luis Frias	Principal Executive Officer	April 6, 1963
Eduardo Alcaro	Chief Financial and Investor Relations Officer and Chief Accounting Officer	April 26, 1972
Ricardo Dutra da Silva	Executive Officer	December 1, 1975

The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil.

Audit Committee

Our board of directors has established an audit committee. Members will serve on this committee until the earliest of (1) the moment they cease to be a director, (2) their resignation or (3) as otherwise determined by our board of directors. Our audit committee currently consists of three members, including Eduardo Alcaro, Ricardo Dutra da Silva and Noemia Gushiken. Eduardo Alcaro is the chairman of our audit committee. Noemia Gushiken satisfies the “independence” requirements of the NYSE rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Eduardo Alcaro satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

The composition of our audit committee complies with the requirements of the NYSE rules pursuant to the phase-in rules for newly listed companies. Pursuant to these rules, one member of our audit committee must satisfy the audit committee member independence and other qualification requirements at the time of listing. Within one year following the completion of our initial public offering, we expect that all members of our audit committee will either satisfy the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or will qualify for an exemption under applicable rules, with the Rule 10A-3 exemption. Our audit committee will comply with these requirements by the applicable deadlines.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting our independent auditor, approving related fees and terminating our relationship with our independent auditor in the committee’s discretion;

•	pre-approving audit and non-audit services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;

•	reviewing and discussing the annual audited financial statements with management, internal audit team (or third-service provider performing this function) and the independent auditor, as well as quarterly unaudited financial statements;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	overseeing our disclosure controls and procedures and internal control over financial reporting;

•	assessing and monitoring our risk exposures, as well as the policies and guidelines with respect to risk management;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	analyzing our related-party transactions based on our policy for these transactions;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	any other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	periodically meeting with management, internal audit team (or third-party service providers performing this function) and the independent auditors, separately; and

•	reporting regularly to the full board of directors.

Duties of Directors

Directors are responsible to the company and not, in the absence of special circumstances, to the shareholders as individuals. For the purposes of describing directors’ duties, the company is generally defined with reference to the interests of both present and future shareholders of the company as a whole. Under Cayman Islands law, a director owes two types of duties to the company: fiduciary duties and duties of skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. You should refer to “Item 10. Additional Information—Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law”] for additional information on our standard of corporate governance under Cayman Islands law.

Compensation

Management Compensation

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of restricted shares (or the cash equivalent) under our LTIP as discussed below. Cash bonuses are paid to executive officers and members of our management based on the previously agreed corporate results-sharing plan (plano de participações nos resultados) and overall targets for the business.

Certain of our directors and officers receive compensation from UOL for services rendered to PagSeguro. The related cost is apportioned between UOL and PagSeguro in accordance with the services that are rendered.

The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2017 was R$3.5 million. This includes benefits paid in kind and variable compensation.

Long-Term Incentive Plan

Members of our management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital Ltd. We believe the LTIP helps us attract and retain individuals who have a high potential to contribute to our success, and further aligns their interests with ours. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of our Chairman and two officers of UOL, and submitted to our Board of Directors.

Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date, the earliest of which was on July 29, 2015. Under the terms of the LTIP, upon completion of our initial public offering, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of our company at the IPO price. The number of Class A common shares issued with respect to the vested LTIP rights was calculated, pursuant to each beneficiary’s individual LTIP agreement, based on our initial public offering price of US$21.50 per Class A common share. As a result, members of our management who are beneficiaries under the LTIP as a group received a total of 1,821,043 new Class A common shares upon completion of our initial public offering. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date, at the discretion of the LTIP Committee, by either (i) delivery of a fixed number of Class A common shares of PagSeguro Digital or (ii) the equivalent in cash of the fixed number of shares at the current fair value. The vesting conditions of the LTIP awards include the completion of our IPO and the attainment of certain service conditions. Upon completion of the IPO in January 2018, payment of future LTIP rights became probable, resulting in us commencing to recognize compensation expenses related to each beneficiary’s LTIP rights.

All directors of PagSeguro Digital Ltd., except for Noemia Gushiken, are all beneficiaries under the LTIP.

If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be delivered, but the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the LTIP will be cancelled.

The shares issued under the LTIP upon completion of our initial public offering are subject to a one-year lock-up period under the terms of the LTIP. Any shares that are issued on a subsequent vesting date during the first year after our initial public offering will be subject to the remainder of that same lock-up period, expiring one year after the closing of our initial public offering. After the close of that one-year period, shares to be issued under the LTIP will no longer be subject to a lock-up.

The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time.

Share Ownership

The total number of common shares owned by our management as of February 28, 2018 was 1,821,043 Class A common shares and zero Class B common shares. No member of our management beneficially owns one percent or more of our common shares.

Our Team

We believe that our team is one of PagSeguro’s most important assets. Our culture reflects UOL’s teamwork and innovation-driven focus, instilling in our professionals a passion for our consumers and merchants. At December 31, 2017, our total team consisted of 1,068 people, including 716 employees plus outsourced staff. At December 31, 2017, our employees had an average age of 32, 86% of whom held a bachelor’s degree or higher and 36% of whom were women, with 5% of our employees specializing in products and engineering. The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2017	2016	2015
Products and Engineering	327	229	130
Commercial and Marketing	137	85	56
Operations	165	82	77
Administrative	87	50	37

Total	716	446	300

Together, our management team and employees represent experience in all areas of the Brazilian payments market, with in-depth knowledge of online payments, retail and financial services, technology, payment processing, in-person electronic payments, acquiring and card issuance. They therefore represent a complete picture of all of our customers’ needs and can prepare the future of our organization.

We seek to attract and train the best professionals in the market. We seek to motivate our employees to provide next-generation payment capabilities through a corporate results-sharing plan (plano de participações nos resultados) for all employees and a long-term motivation plan for key professionals. Our corporate results-sharing plan includes salary multiples of two for coordinators, three for managers, 3.5 for general managers, 4.1 or more for directors and one for other employees and is based on annual targets for metrics such as free cash flow, net income, revenues, working capital and TPV. See “—Long-Term Incentive Plan.” We believe that we offer competitive compensation packages and a dynamic culture, and have therefore been able to attract and retain qualified personnel and a stable management team. We also offer our employees medical and dental insurance, life insurance, meal voucher cards and a retirement savings plan, among other benefits. In a 2017 survey carried out by the website LinkedIn, UOL was named as the second best place to work in Brazil. We are aware, however, that our continued success will depend on our ability to continue to attract and retain these qualified professionals. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.”

We train our teams in the use of modern management tools such as Agile, Lean, Kanban and Management 3.0.

Our employees are represented by the Union of Employees of Information Technology Businesses and Course Providers of the State of São Paulo (Sindicato dos Trabalhadores nas Empresas e Cursos de Informática do Estado de São Paulo—SINDIESP). We consider our relations with our employees to be good. We have not experienced any significant labor disputes.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL and members of our management, as a single group, as of February 28, 2018.

Beneficial ownership, which is determined under SEC rules, generally includes voting or investment power over securities or the right to receive the economic benefit of ownership of the securities. We believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Common shares subject to options, warrants or rights that are exercisable at the date of this annual report, or that will be exercisable within 60 days thereafter (which in the case of the Company, only consist of Class A common shares), are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentages in the table below are based on 123,119,209 outstanding Class A common shares and 192,020,861 outstanding Class B common shares.

The holders of our Class A common shares and Class B common shares have identical rights, except that UOL as holder of Class B common shares (i) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share (ii) has certain conversion rights and (iii) is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information, see “Item 10. Additional Information—Memorandum and Articles of Association—Preemptive or Similar Rights” and “Item 10. Additional Information—Memorandum and Articles of Association—Conversion.” Each Class B common share is convertible into one Class A common share.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
Name	Shares	%	Share	%
Universo Online S.A.(2)	—	—	192,020,861	100.0%	94.0%
Capital World Investors(3)	12,791,681	11.9%	—	—	0.6%
Management	1,821,043	0.6%	—	—	0.1%

Total	14,612,724	12.5%	192,020,861	100.0%	94.7%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. UOL as holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights.”
(2)	The following persons are beneficial owners of 5% or more of PagSeguro Digital’s Class A common shares and Class B common shares indirectly through their ownership interests in UOL: (i) Folhapar S.A., which holds a 64.46% ownership interest in UOL, (ii) João Alves de Queiroz Filho, who holds a 14.90% ownership interest in UOL, (iii) Negotio Magni, S.A. de C.V., which holds a 10.81% ownership interest in UOL, and (iv) BTG Pactual Principal Investments Fundo de Investimento em Participações, which holds a 6.46% ownership interest in UOL. The following persons hold ownership interests in Folhapar S.A.: (i) Empresa Folha da Manhã S.A., which holds a 33.23% direct ownership interest in Folhapar S.A., and (ii) Luis Frias, who holds a 66.27% direct ownership interest and a 8.77% indirect ownership interest in Folhapar S.A. Luis Frias also holds a 2.04% direct ownership interest in UOL. The principal business address of Universo Online S.A. and Luis Frias is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil. The principal business address of Folhapar S.A. is Alameda Barão de Limeira, 401, São Paulo – SP, Brazil 01202-900. The principal business address of João Alves de Queiroz Filho is Av. Brigadeiro Faria Lima, 2277, 6th floor, São Paulo – SP, Brazil, 01452-000. The principal business address of Negotio Magni, S.A. de C.V. is Av. Chapultepec, 218, Col. Roma Norte, Mexico City, DF 06700 – Mexico. The principal business address of BTG Pactual Principal Investments Fundo de Investimento em Participações is Av. Brigadeiro Faria Lima, 3729, São Paulo – SP, Brazil, 04538-133.
(3)	Consists of shares beneficially owned by Capital World Investors, a division of Capital Research and Management Company, or CRMC. Capital World Investors divisions of CRMC and Capital International Limited collectively provide investment management services under the name Capital World Investors. As of January 31, 2018, New World Fund, Inc., a client of Capital World Investors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, our Class A common shares. The address for Capital World Investors is 333 South Hope Street, Los Angeles, CA, USA 90071.

Prior to our initial public offering, UOL held 100% of our outstanding common shares, totaling 262,288,607 Class B common shares. In our initial public offering, UOL converted 70,267,746 Class B common shares to Class A common shares. Such converted shares were subsequently sold in our initial public offering, bringing UOL’s total number of Class B common shares held to 192,020,861.

There is currently no shareholders’ agreement in place.

Related Party Transactions

We currently engage in various transactions with UOL, our controlling shareholder, and other affiliated companies. All of our related party transactions are conducted at arms’ length, based on terms that reflect those that would apply to transactions with third parties, other than our centralized cash management with UOL, described below. The total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by UOL and other affiliated companies in the year ended December 31, 2017 under such of these agreements as were in force during the year ended December 31, 2017 was R$149.9 million, representing 8.1% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by affiliated companies during the year, 70.3% were provided by UOL, 19.3% were provided by UOL Diveo and 10.3% were provided by Transfolha. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2017 for an amount of R$1.5 million. For more information, see Note 9 to the audited consolidated financial statements.

Prior to our initial public offering, PagSeguro’s cash management was centralized with UOL, leading to positive or negative balances with UOL from time to time as referred to in Note 9 to the audited consolidated financial statements. When PagSeguro provided cash to UOL or UOL provided cash to PagSeguro, these transactions were not carried out at arms’ length because no interest was recorded in either company’s income statement. Our cash management was separated from UOL’s cash management starting from the date of completion of our initial public offering. Any remaining balances that relate to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our initial public offering, and any such balances were repaid by UOL following completion of our initial public offering.

Agreements with Our Management and Directors

Certain of our directors and officers receive compensation from UOL for services they provide to PagSeguro. The cost is apportioned between UOL and PagSeguro in accordance with the services provided. In addition, we have entered into indemnification agreements with our directors and officers, as described below.

Indemnification Agreements

We have entered into or will enter into indemnification agreements with each of our directors and officers. Pursuant to these agreements, we have agreed to indemnify and hold harmless each director and officer to the full extent permitted by applicable law in the event of any claim made against him or her in any proceeding due to the fact that he or she is or was a director or officer of our company or served at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In addition, under the terms of these agreements we have agreed to cover all expenses actually and reasonably incurred by each director and officer in connection with any such proceeding, with certain limited exceptions.

The indemnification extends to the beneficiary’s services as a director or officer prior to the date of the indemnification agreement as well as afterward. It continues after the beneficiary ceases to be a director or officer.

Agreements with UOL and UOL Subsidiaries

PagSeguro Brazil was incorporated as a legal entity in 2006, although it did not operate the PagSeguro business prior to August 1, 2015 since most of the PagSeguro business activities were operated by other UOL group members prior to that date. On August 1, 2015, UOL carried out a corporate reorganization in which it segregated some of the PagSeguro Brazil activities from its other activities and contributed them to PagSeguro Brazil. Following this reorganization, PagSeguro Brazil entered into the contracts summarized below governing its relationship with UOL and its subsidiaries.

Advertising Space Assignment Agreement

Under this agreement, UOL may assign to PagSeguro Brazil certain advertising and media space on UOL’s own website, as well as other space that UOL obtains from unrelated third parties. We pay UOL monthly fees for this space, based on the actual amount of advertising and media space we use. For advertising and media space on UOL’s own website, UOL charges us a price that it determines on market terms. For space that UOL obtains from unrelated third parties, UOL charges us the same price as it pays for the space.

Cost-Sharing Agreements

PagSeguro Brazil is party to two agreements with UOL under which UOL apportions to PagSeguro Brazil the expenses of certain services and personnel hired by UOL for the benefit of PagSeguro Brazil and expenses related to our head office and operations center in São Paulo, which are provided by UOL. Under one agreement, UOL apportions to PagSeguro Brazil expenses relating to call center services, marketing activities, certain ordinary course corporate services, and certain contingency expenses related to litigation. All insurance policies listed under “Business – Insurance” are contracted by UOL under this agreement. Under the other agreement, UOL apportions to PagSeguro Brazil expenses relating to certain back-office personnel who are employed by UOL but allocated to work on matters related to our business.

The two agreements apportion the costs and expenses for these services as between PagSeguro Brazil and UOL. The amounts PagSeguro Brazil pays to UOL are based on different criteria depending on the type of service:

•	for marketing, financial and legal services, the amount payable is based on the number of hours actually worked by UOL personnel on PagSeguro Brazil’s behalf;

•	for human resources services, the amount payable is based on the number of hours actually worked by UOL personnel on PagSeguro Brazil’s behalf and on the number of UOL personnel dedicated to PagSeguro Brazil matters;

•	for call center services, the amount payable is based on the number of UOL personnel dedicated to PagSeguro Brazil matters;

•	for technology services, the amount payable is based on the expenses incurred by UOL on PagSeguro Brazil’s behalf.

Platform Licensing Agreements

PagSeguro Brazil and UOL are party to an agreement under which UOL provides services related to the development, maintenance and management of the software used to conduct PagSeguro Brazil’s business. The services include the development of new software, analysis and improvement of the efficiency of existing software and resolution of technical issues. The services are provided in accordance with parameters set by PagSeguro Brazil. The amount payable under this agreement is based on the number of hours actually worked by UOL personnel.

Boa Compra and UOL are party to an agreement under which UOL provides services related to software for Boa Compra’s business on substantially the same terms.

UOL Diveo Agreements

Cloud Services Agreement

PagSeguro Brazil is party to two agreements with UOL Diveo under which UOL resells cloud services provided by Amazon Web Services, Inc., or AWS, and Microsoft Ireland Operations Limited, or Microsoft, to PagSeguro Brazil. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support. PagSeguro Brazil may manage its data through online access or specific software provided by AWS and Microsoft. UOL Diveo, as a reseller of the services, is not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.

Hosting and Colocation Agreements

PagSeguro Brazil and UOL Diveo are party to a hosting agreement and a colocation agreement under which UOL Diveo provides data storage services to PagSeguro Brazil. These services include the lease of equipment, software licenses, assignment of information technology infrastructure and provision of space and internet access to PagSeguro Brazil’s data center. In addition, under technical proposal OPT-17-21638 related to the hosting agreement, UOL Diveo also provides PagSeguro Brazil with payment methods monitoring and invoice issuing services.

Telecommunication Services Agreement

PagSeguro Brazil and UOL Diveo are party to an agreement under which UOL Diveo provides telecommunication services that allow PagSeguro Brazil to offer national and international transmission capacity (voice, data and images) and the submission and reception of multimedia information to its customers throughout the telecommunications network of UOL Diveo or third parties.

Internet Security Agreements

PagSeguro Brazil is party to three agreements with UOL Diveo under which UOL Diveo provides internet security services to PagSeguro Brazil. The payments under these agreements are made on a monthly basis in fixed amounts previously agreed between the parties.

Under the first agreement, UOL Diveo provides brand protection services regarding the management of threats and the improper use of PagSeguro Brazil’s brand on the internet, including on social networks, domain names, malicious emails, such as phishing and spam, piracy and other threats involving PagSeguro Brazil’s intellectual property.

Under the second agreement, UOL Diveo provides internet security services against denial-of-services attacks (DoS attacks) that may impact PagSeguro Brazil’s technological infrastructure or online services. This service uses technology to prevent and mitigate such attacks thorough the behavioral analysis of the data flowing through PagSeguro Brazil’s data center and network.

Under the third agreement, UOL Diveo provides application firewall against threats of fraud, unavailability and theft of information on PagSeguro Brazil network, as well as the protection of PagSeguro Brazil’s security operation and data centers.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Legal Proceedings

From time to time, we are involved in proceedings that arise in the ordinary course of our business. Any claims against us, whether or not they have merit, can be time consuming, result in costly litigation, and require significant management time and operational resources.

We are subject to a number of proceedings in the Brazilian judicial and administrative court systems, relating to civil, tax and labor law claims. We believe these proceedings are normal and incidental to the operation of a business in Brazil. We recognize provisions for legal proceedings in our financial statements when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

The amounts we had accrued in our financial statements as at December 31, 2017 for all types of legal proceedings for which we believe a loss is probable were R$4.6 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Digital.”

Civil Proceedings

The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.

At December 31, 2017, we were party to approximately 3,600 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). At December 31, 2017, we had recorded R$4.3 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON.

At December 31, 2017, we were not a party to any civil lawsuits involving risks classified by management as possible losses. For more information, see Note 17 of the audited consolidated financial statements.

We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. At December 31, 2017, we had judicial deposits for civil proceedings in an aggregate amount of R$0.4 million.

Labor Proceedings

At December 31, 2017, we were party to approximately 29 labor-related judicial and administrative proceedings for which we recorded a provision of R$0.3 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities.

We are not a party to any labor lawsuits involving risks classified by management as possible losses. For more information, see Note 17 of the audited consolidated financial statements.

Tax and Social Security Proceedings

At December 31, 2017, we had made judicial deposits of R$8.2 million related to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS) and R$50.4 million related to Brazilian social security (Contribuição para o Financiamento da Seguridade Social, or COFINS) relating to our financial income. These judicial deposits relate to a tax proceeding filed by us to challenge certain Brazilian regulations that changed the PIS/COFINS taxation regime. Laws 10,637/2002 and 10,833/2003 increased the PIS and COFINS calculation basis, which was previously assessed on operating revenues and expanded to cover all types of revenue, including revenues generated by financial investments, with a few exceptions. Since the issuance of Decree No. 5,164/2004, taxpayers subject to the non-cumulative PIS/COFINS methodology, like our company, were subject to PIS and COFINS at a 0% tax rate on financial income. On April 1, 2015, the Brazilian federal government published Decree No. 8,426/2015, which increased the PIS and COFINS rates levied on financial income by legal entities subject to the non-cumulative methodology to 0.65% and 4%, respectively. In December 2015, we filed a tax proceeding alleging the unconstitutionality of the PIS/COFINS increase on financial income by Decree No. 8,426/2015, based on violation of the constitutional principle of legality, which provides that an increase in existing taxes can only be implemented by federal law. As an alternative request, we asked the court to recognize our right to discount PIS/COFINS tax credits from financial expenses incurred by us. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these PIS/COFINS payments in escrow while this payment obligation is discussed in court. For more information, see Note 15 to the audited consolidated financial statements and “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our Results of Operations.”

At December 31, 2017, we were party to tax lawsuits involving risks classified by management as possible losses, based on the evaluation of our external legal advisors, totaling approximately R$29.7 million. We have not recognized provisions for these possible losses. For more information, see Note 17 of the audited consolidated financial statements.

Dividend Policy

For our policy on dividend distributions, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”

ITEM 9.	THE OFFER AND LISTING

Offer and Listing Details

Price Information

The table below sets forth reported high and low closing sale prices in U.S. dollars per Class A common share for the periods indicated based on information available from the NYSE.

U.S. dollars per Class A common share
	High	Low
2013	—	—
2014:	—	—
2015:	—	—
2016:	—	—
2017:	—	—
2016:
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	—	—
2017:	—	—
First Quarter	—	—
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter	—	—

	U.S. dollars per Class A common share
	High	Low
2018:
First Quarter	—	—
Most Recent Six Months:
September 2017	—	—
October 2017	—	—
November 2017	—	—
December 2017	—	—
January 2018	29.01	27.88
February 2018	33.02	26.78
March 2018	39.97	31.41
April 2018 (up to April 4)	39.17	37.57

Plan of Distribution

Not applicable.

Trading Markets

Our Class A common shares are listed on the NYSE under the symbol “PAGS”. Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. Immediately after our initial public offering, the Class A common shares represented 38.5% of our shares and 100% of our current global public float.

If your shares are registered in the name of The Depository Trust Company, or DTC, you are not be a shareholder or member of the company. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Corporate Purpose

The corporate objects of PagSeguro Digital, as stated in the Memorandum of Association, are unrestricted and PagSeguro Digital has the authority to carry out any object not prohibited by any law, as provided by Section 7(4) of the Companies Law.

Issuance of Shares

Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, PagSeguro Digital’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. PagSeguro Digital will not issue bearer shares.

PagSeguro Digital’s Articles of Association provide that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to receive a number of Class B common shares that would allow them to maintain their proportional ownership interests in PagSeguro Digital. For more information see “—Preemptive or Similar Rights.”

PagSeguro Digital’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then outstanding Class A common shares.

Fiscal Year

PagSeguro Digital’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

PagSeguro Digital’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)	Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(ii)	the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if PagSeguro Digital issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in PagSeguro Digital. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the voting power of the outstanding Class B common shares represents less than 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding.

No class of PagSeguro Digital’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not PagSeguro Digital is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which PagSeguro Digital is a party, or (2) any tender or exchange offer by PagSeguro Digital to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, PagSeguro Digital’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of PagSeguro Digital at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to PagSeguro Digital in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, PagSeguro Digital is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of PagSeguro Digital has the discretion whether or not to hold an annual general meeting in 2018. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, PagSeguro Digital may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s articles of association. However, these rights may be provided in a company’s articles of association. PagSeguro Digital’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

PagSeguro Digital will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, NYSE and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to PagSeguro Digital’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within fifteen minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If PagSeguro Digital is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between PagSeguro Digital and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between PagSeguro Digital and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between PagSeguro Digital and any person or persons to waive or limit the same, shall apply PagSeguro Digital’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in PagSeguro Digital.

Changes to Capital

Pursuant to the Articles of Association, PagSeguro Digital may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

PagSeguro Digital’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, PagSeguro Digital may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of PagSeguro Digital may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE or any other form approved by the Company’s board of directors.

Our Class A common shares are traded on the NYSE in book-entry form and may be transferred in accordance with PagSeguro Digital’s Articles of Association and NYSE’s rules and regulations.

However, PagSeguro Digital’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any ordinary share unless:

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to PagSeguro Digital in respect thereof;

•	the instrument of transfer is lodged with PagSeguro Digital, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of PagSeguro Digital; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit PagSeguro Digital to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of PagSeguro Digital, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by PagSeguro Digital. Subject to the Companies Law, PagSeguro Digital’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to PagSeguro Digital. Except as otherwise provided by the rights attached to shares and the Articles of Association of PagSeguro Digital, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of PagSeguro Digital’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

On September 29, 2017, PagSeguro Brazil’s shareholders approved a distribution of R$238.8 million in dividends. This amount consisted of (i) R$142.8 million of dividends related to the six-month period ended June 30, 2017 and (ii) R$96.0 million in dividends related to the year ended December 31, 2016. For more information regarding the 2016 dividend, see Note 9 to the audited consolidated financial statements.

The R$238.8 million in dividends were distributed on September 29, 2017 in the following manner: (i) R$54.3 million paid in cash and (ii) R$184.5 million offset against amounts then due to PagSeguro Brazil and Boa Compra under our centralized cash management with UOL. For further information on our centralized cash management with UOL, see “Presentation of Financial and Other Information—Corporate Events—The 2015 Reorganization.”

In addition, subject to certain limitations, Brazilian companies generally also distribute amounts in respect of interest on own capital, which is calculated based on a government interest rate. In its 2016 financial statements PagSeguro Digital recorded an amount of R$22.2 million in interest on own capital payable to UOL. This amount was paid to UOL on April 30, 2017, although the payment was offset in full against amounts then due to PagSeguro Brazil and Boa Compra under our centralized cash management with UOL, rather than being paid in cash.

Appointment, Disqualification and Removal of Directors

PagSeguro Digital is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while PagSeguro Digital’s shares are admitted to trading on NYSE, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Our directors are Luis Frias, Eduardo Alcaro, Maria Judith de Brito, Ricardo Dutra da Silva and Noemia Gushiken. Ms. Gushiken is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. We intend to appoint two additional independent directors within three months and one year following our initial public offering, respectively.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of our initial public offering, the board of directors put in place an audit committee. See “Item 6. Directors, Senior Management and Employees——Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that PagSeguro Digital’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Memorandum and Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, the board of directors may from time to time at its discretion exercise all powers of PagSeguro Digital, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of PagSeguro Digital shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent PagSeguro Digital’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Our registered Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, is recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, PagSeguro Digital must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of PagSeguro Digital is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. The shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of PagSeguro Digital, the person or member aggrieved (or any shareholder of PagSeguro Digital, or PagSeguro Digital itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

PagSeguro Digital is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

PagSeguro Digital is subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, PagSeguro Digital complies with the NYSE rules in lieu of following home country practice.

Anti-Takeover Provisions in our Memorandum and Articles of Association

Some provisions of the Memorandum and Articles of Association may discourage, delay or prevent a change in control of PagSeguro Digital or management that shareholders may consider favorable. In particular, the capital structure of PagSeguro Digital concentrates ownership of voting rights in the hands of UOL. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of PagSeguro Digital to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of PagSeguro Digital. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of PagSeguro Digital are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since it owns of all of the Class B common shares of PagSeguro Digital, UOL currently has the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as UOL has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of PagSeguro Digital, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that PagSeguro Digital has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of PagSeguro Digital.

Preferred Shares

PagSeguro Digital’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, PagSeguro Digital’s board of directors may only exercise the rights and powers granted to them under the Memorandum and Articles of Association, for what they believe in good faith to be in the best interests of PagSeguro Digital.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of PagSeguro Digital in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to PagSeguro Digital, general corporate claims against PagSeguro Digital by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by PagSeguro Digital’s Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against PagSeguro Digital, or derivative actions in PagSeguro Digital’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control PagSeguro Digital, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of PagSeguro Digital have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described under “—Common Shares Eligible for Future Sale”, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. PagSeguro Digital, our executive officers and directors who will held shares upon completion of our initial public offering and UOL have agreed to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of our initial public offering without the prior consent of the representatives for the underwriters. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Common Shares Eligible for Future Sale,” including the right for PagSeguro Digital to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to PagSeguro Digital and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	PagSeguro Digital is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, PagSeguro Digital itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of PagSeguro Digital in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that PagSeguro Digital has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Memorandum and Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under PagSeguro Digital’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. PagSeguro Digital’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning PagSeguro Digital or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PagSeguro Digital’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. PagSeguro Digital’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to PagSeguro Digital’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. PagSeguro Digital’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, PagSeguro Digital’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of PagSeguro Digital are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, PagSeguro Digital cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, PagSeguro Digital may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). PagSeguro Digital’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up PagSeguro Digital.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under PagSeguro Digital’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to PagSeguro Digital’s Memorandum and Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, PagSeguro Digital’s Memorandum and Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by PagSeguro Digital’s Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on PagSeguro Digital’s shares. In addition, there are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC maintains our shareholders’ register and acts as our transfer agent, registrar and paying agent for the Class A common shares. The Class A common shares are traded on the NYSE in book-entry form. The transfer agent, registrar and paying agent’s address is 6201 15th Avenue, Brooklyn, NY, 11219, and its telephone number is +1 (800) 937-5449 or +1 (718) 921-8124.

Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exchange Controls and Other Limitations Affecting Security Holders

The Cayman Islands currently has no exchange control restrictions.

Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of Class A common shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder at the date hereof, which are subject to change. Holders of our Class A common shares should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common shares. This discussion deals only with Class A common shares that are held as capital assets by a United States Holder (generally property held for investment).

As used herein, the term “United States Holder” means a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder at the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a person holding our Class A common shares in a retirement account or other tax-deferred account;

•	a tax-exempt organization;

•	a person holding our Class A common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common shares, you should consult your tax advisors.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company” below.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our Class A common shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the Class A common shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the Class A common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution generally will be reported as a dividend.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation so long as certain holding period and other requirements are met. A foreign corporation is treated as a qualified foreign corporation provided that (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), and (ii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules or (B) the stock with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States, such as the NYSE. Our Class A common shares are listed on the NYSE.

There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Passive Foreign Investment Company

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and the application of these rules is uncertain in some respects. Accordingly, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income (the “asset test”) or (ii) 75% or more of our gross income consists of passive income (the “income test”). For purposes of the asset test, any cash, including proceeds from the public offering, will generally be treated as a passive asset and the amount of cash held by us in any year will depend, in part, on when we spend the cash raised from the public offering and generated in our operations. Furthermore, to the extent any of our receivables are considered to give rise to passive income, such receivables will be considered passive assets for purposes of the asset test. In addition, the determination of our PFIC status will depend upon the nature of the assets acquired by us. Moreover, the determination of the value of our assets may depend on our market capitalization, and that market capitalization may fluctuate. Accordingly, there can be no assurance that we will satisfy the asset test in the current or any future year.

For purposes of the income test, passive income generally includes dividends, interest (including certain types of income that are equivalent to interest), royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Although we consider ourselves to be actively engaged in an active business with respect to a number of business lines and to be engaged in an active financing activity with respect to the early payment of receivables feature that we offer merchants regarding credit card transactions in installments in particular, and we believe that income from such businesses and features is likely not treated as passive income for purposes of the PFIC rules, it is not entirely clear how such income will be treated for these purposes. In particular, certain of our income may be treated as passive income unless such income is eligible for an exception for certain income derived in the active conduct of a financing business under Section 954(h) of the Code (the “active financing exception”), and related assets may be considered passive assets unless the active financing exception applies. We believe that the active financing exception will likely apply to treat such income as active, but if it is determined, contrary to our view, that the income from these businesses and features is passive for U.S. federal income tax purposes, that would alter the composition of our income and assets for purposes of testing our PFIC status, and may cause us to be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our Class A common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Class A common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A common shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Class A common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A common shares, you generally will be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Class A common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if you had sold our Class A common shares on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to our Class A common shares provided such Class A common shares are treated as “marketable stock.” The Class A common shares generally will be treated as marketable stock if they are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations), such as the NYSE.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of our Class A common shares at the end of the year over your adjusted tax basis in the Class A common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of our Class A common shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “—Taxation of Dividends” would not apply.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A common shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our Class A common shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules.

You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You generally will be required to file Internal Revenue Service Form 8621 if you hold our Class A common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding Class A common shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the Class A common shares in an amount equal to the difference between the amount realized for the Class A common shares and your tax basis in the Class A common shares. Your initial tax basis in the Class A common shares will be the U.S. dollar value of the purchase price determined on the date of purchase. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if you have held the Class A common shares for more than one year. Long-term capital gains of noncorporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you generally will be treated as United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of our Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

In addition, you should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. You are encouraged to consult your own tax advisors regarding the application of the information reporting rules to the Class A common shares and the application of these additional reporting requirements for foreign financial assets to their particular situations.

YOU ARE ENCOURAGED TO CONSULT YOUR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A COMMON SHARES.

Dividends and Payments Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

Statements contained in this annual report regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the annual report, each of these statements is qualified in all respects by the provisions of the actual contract or other documents.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and our executive officers, directors and principal shareholders are exempt from reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil. Our investor relations office can be reached at +55 11 3038-8127.

Subsidiary Information

Not applicable.

Common Shares Eligible for Future Sale

PagSeguro Digital has 123,119,209 Class A common shares issued and outstanding, and 192,020,861 Class B common shares issued and outstanding.

Lock-up Agreements

In connection with our initial public offering, each of our company, our executive officers and directors who hold shares in our company, and our principal shareholder UOL, agreed not to carry out any of the following actions regarding any Class A common shares of our company for 180 days following January 23, 2018, the date of our initial public offering, without first obtaining the written consent of the underwriters to our initial public offering:

•	offer, pledge, sell or contract to sell any Class A common shares;

•	sell any option or contract to purchase any Class A common shares;

•	purchase any option or contract to sell any Class A common shares;

•	grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Class A common shares or any other securities so owned convertible into or exercisable or exchangeable for Class A common shares;

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common shares

(whether any of the transactions described above are to be settled by delivery of Class A common shares or other securities of our company, in cash, or otherwise), or file a registration statement with the Securities and Exchange Commission related to any of our Class A common shares.

These lock-up restrictions apply to Class A common shares of PagSeguro Digital and to securities convertible into or exercisable or exchangeable for Class A common shares of PagSeguro Digital.

These lock-up restrictions are, however, subject to certain exceptions, including any issuance of Class A common shares by PagSeguro Digital in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that (i) the aggregate number of Class A common shares issued or issuable thereunder shall not exceed 10% of the total number of Class A common shares issued and outstanding as of the date of such merger, acquisition, joint venture or strategic participation, and (ii) the recipient of such Class A common shares shall have agreed with the underwriters to our initial public offering not to carry out any of the actions described above regarding such Class A common shares.

In addition, the 1,821,043 shares issued to certain members of our management under the LTIP upon completion of our initial public offering are subject to a one-year lock-up period under the terms of the LTIP. Any shares that are issued under the LTIP on subsequent vesting dates during the first year after our initial public offering will be subject to the remainder of that same lock-up period, expiring one year after the closing of our initial public offering. See “Item 6. Directors, Senior Management and Employees – Long-Term Incentive Plan.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Our activities expose us to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures.

Among the main market risk factors that may affect the PagSeguro business are the following:

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. At December 31, 2016, we had borrowings denominated in foreign currency that were linked to derivatives (swaps). At December 31, 2017, we did not have any borrowings.

In accordance with policies of our management, derivative transactions are allowed, as long as they are hedged by a swap entered into with prime financial institutions, for the sole purpose of hedging against risks of fluctuation in exchange or interest rates.

Cash Flow and Fair Value Interest Rate Risk

This risk arises from the derivative financial instrument (the swap) that replaces the risk of exchange and interest rate variation associated with borrowings by the CDI. In this case, the swap’s liability leg is the CDI, exposing us to variations in this interest rate. For better risk management, we choose to enter into borrowings and derivatives with short-term maturities, which enable a better management of the rates.

At December 31, 2016, if CDI interest rates had been 0.25% higher/lower with all other variables held constant, profit for the year would have been R$0.5 million lower/higher, as a result of higher/lower interest expenses linked to the swap’s liability leg. The equivalent lower/higher values for both 2017 and 2015 would have been zero, since no swaps were in place during those periods.

Fraud Risk (Chargebacks)

Our sales transactions are susceptible to potentially fraudulent or improper sales. We use the following two main procedures to control fraud risk:

The first procedure consists of monitoring, on a real time basis, transactions carried out using credit and debit cards and boletos through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on an ongoing basis.

The second procedure detects chargebacks and disputes not identified by the first procedure. This is a complementary procedure and increases our ability to avoid and manage chargebacks.

Credit Risk

Credit risk is managed on a group basis. This risk is limited to the possibility of default by (a) card issuers, who are required to transfer the fees charged for transactions carried out by their card holders to the credit and debit card schemes, and/or (b) acquirers, which we use to approve transactions with card issuers.

In order to mitigate this risk, we have established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each card issuer served by us, classifying them into three groups:

(i)	card issuers presenting a low level of risk, who have credit ratings assigned by Fitch, S&P or Moody’s and who do not require additional monitoring;

(ii)	card issuers presenting a medium level of risk, who are monitored in accordance with Basel requirements and property, plant and equipment ratios; and

(iii)	card issuers presenting a high level of risk, who are assessed by the Credit and Liquidity Risk Committee at monthly meetings.

No credit limits were exceeded in 2017, 2016 or 2015. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.

Liquidity Risk

We manage liquidity risk by maintaining reserves, bank and credit lines to obtain borrowings when deemed appropriate. We continuously monitor actual and projected cash flows, and match the maturity profile of our financial assets and liabilities in order to ensure we have sufficient funds to honor our obligations to third parties and meet our operational needs.

We invest surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margins as determined by the forecasts.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

On January 19, 2018, the Registration Statement on Form F-1 (File No. 333-222292) relating to our initial public offering of our Class A common shares, was declared effective by the SEC. On January 23, 2018, we commenced our initial public offering. On January 26, 2018, we closed our initial public offering, pursuant to which we issued and sold 50,925,642 Class A common shares and UOL sold 70,267,746 Class A common shares. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as the representatives of the underwriters in our initial public offering. The 121,193,388 registered Class A common shares were sold to the public at a price of $21.50 per Class A common share, for an aggregate price of US$2,265,789,433. We incurred approximately US$5.3 million in expenses related to our initial public offering and paid approximately US$91.2 million in underwriting discounts and commissions.

The net proceeds to PagSeguro Digital from the sale of Class A common shares in our initial public offering were approximately US$1,045.8 million, after deducting underwriting discounts and commissions and estimated expenses payable by us.

We currently plan to use the net proceeds from our initial public offering to finance working capital, particularly the early payment of receivables feature that we offer merchants, and to fund future selective acquisitions and investments in businesses, technologies or products that are complementary to our business. Any remaining net proceeds will be used for other general corporate purposes. Our management will have broad discretion in allocating the net proceeds from our initial public offering.

We did not receive any proceeds from the sale of common shares by UOL in our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies and due to our status as an emerging growth company.

Changes in internal control over financial reporting

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our board meeting held on January 8, 2018, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors has determined that Eduardo Alcaro qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16 of Form 20 F. Eduardo Alcaro is not an “independent director” within the meaning of the SEC rules. The composition of our audit committee complies with the requirements of the NYSE rules pursuant to the phase-in rules for newly listed companies. For more information, see “Item 6. Directors, Senior Management and Employees——Audit Committee.”

ITEM 16B.	CODE OF ETHICS

We consider ethics to be an essential value for our reputation and longevity. PagSeguro Ditigal, including all of our employees, is subject to UOL’s Code of Ethics and Conduct, or the Code of Ethics. We will report each year under Item 16B of our annual report on Form 20-F any waivers of the Code of Ethics, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics governs all relations between companies in the UOL group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society). A copy of the Code of Ethics is available on our website at http://investors.pagseguro.com/Cache/1500109327.PDF?O=PDF&T=&Y=&D=&FID=1500109327&iid=9282297 (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this annual report).

ITEM 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2017 and 2016. Our independent accounting firm was PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016
	(in thousands of reais)
Audit fees(1)	4,211.6	183.4
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	196.0	260.0

Total	4,407.6	443.4

(1)	“Audit Fees” include fees for (i) the audit of our annual consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, prepared in accordance with IFRS, as issued by the IASB, (ii) the review of our interim financial statements for the six-month periods ended June 30, 2017 and 2016 and for the nine-month periods September 30, 2017 and 2016 and (iii) the preparation and issuance of comfort letters in connection with our initial public offering.
(2)	“All other fees” include fees for services related to the reconciliation of transactions and amounts with credit card issuers.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken as a result of our initial public offering in January 2018), we introduced a procedure for the review and pre-approval of any services performed by PricewaterhouseCoopers Auditores Independentes, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of PricewaterhouseCoopers Auditores Independentes for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the Board of Directors that meets specified requirements. The composition of our audit committee complies with the requirements of the NYSE rules pursuant to the phase-in rules for newly listed companies. Pursuant to these rules, one member of our audit committee must satisfy the audit committee member independence and other qualification requirements at the time of listing. Within one year following the completion of our initial public offering, we expect that all members of our audit committee will either satisfy the independence requirements of the SEC and NYSE applicable to audit committees of foreign private issuers or will qualify for an exemption under applicable rules, with the Rule 10A-3 exemption. Our audit committee will comply with these requirements by the applicable deadlines.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Significant Differences between our Current Corporate Governance Practices and the U.S. Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the NYSE rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described above under “Item 6. Directors, Senior Management and Employees——Audit Committee”) (b) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

The NYSE rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Currently, one of our directors, Noemia Gushiken, is independent. Within one year of the date of our initial public offering, three of our seven directors are expected to be independent. We intend to appoint two additional independent board members within three months and one year following our initial offering, respectively.

Compensation committee

The NYSE rules applicable to U.S. companies require the company to have, and to certify that it has and will continue to have, a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. This is not required by the laws of the Cayman Islands. Our board of directors is responsible for determining the individual compensation of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board will review the performance of our executive officers, including the performance of our principal executive officer, who will be required to excuse him- or herself from discussions regarding his or her performance and compensation.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F 1 through F—47, incorporated herein by reference.

ITEM 19.	EXHIBITS

No.	Description
1.1	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form F-1/A filed on January 10, 2018).

4.1†	English translation of the Agreement for the Supply of Equipment – PIN pad Terminals, dated as of June 26, 2014, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., and Net+Phone Telecomunicações Ltda., including 1st Addendum to the Agreement for the Supply of Equipment, dated as of October 21, 2014, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., Densam da Amazônia Industria Eletrônica Ltda., and Net+Phone Telecomunicações Ltda.; 2nd Addendum to the Agreement for the Supply of Equipment, dated as of July 3, 2015, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., Densam da Amazônia Industria Eletrônica Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 3rd Addendum to the Agreement for the Supply of Equipment, dated as of October 8, 2015, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; Statement of Liability for the Application Signer’s Use on PAX Terminals, dated as of March 9, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda. and Net+Phone Telecomunicações Ltda.; 4th Addendum to the Agreement for the Supply of Equipment, dated as of May 20, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 5th Addendum to the Agreement for the Supply of Equipment, dated as of December 9, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 6th Addendum to the Agreement for the Supply of Equipment, dated as of February 6, 2017, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda. (incorporated by reference to Exhibit 10.1 of Form F-1 filed on December 26, 2017).

4.2†	English translation of the Colocation Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Colocation Center – OPT-17/21630, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Glete Colocation Datacenter, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – Tamboré Colocation Center – OPT-17-17/21632, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Tamboré Colocation Datacenter, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.2 of Form F-1 filed on December 26, 2017).

No.	Description
4.3†	English translation of the Hosting Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Hosting/APM – OPT-17/21629, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Hosting – Tamboré DTC & Licensing Service and Dynatrace Support – RUXIT, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – DDos Protection – OPT-17/21631, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – DDoS Protection, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – WAF – Web Application Firewall – OPT-17/21635, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – WAF – Web Application Firewall, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – Brand Protection – OPT-17/21636, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Brand Protection, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – BPAG & NOTANET – OPT-17/21638, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Payment Means Management Services, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.3 of Form F-1 filed on December 26, 2017).

4.4†	English translation of the Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Allocation of Resources – OPT-17/21087, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Allocation of Resources, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.4 of Form F-1 filed on December 26, 2017).

4.5†	English translation of the Telecommunications Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – TELECOM Services, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Lan-to-Lan between Data Centers – Lan-to-Lan, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.5 of Form F-1 filed on December 26, 2017).

4.6†	License Agreement, dated as of June 18, 2015, between MasterCard International Incorporated and Pagseguro Internet Ltda., including the Acceptance Letter, dated as of June 18, 2015, from MasterCard International Incorporated to Pagseguro Internet Ltda.; the Summary of Licenses Granted, dated as of June 18, 2015; and Supplement to MasterCard License Agreement, effective as of March 11, 2015, between MasterCard International Incorporated and Pagseguro S.A. (incorporated by reference to Exhibit 10.6 of Form F-1 filed on December 26, 2017).

4.7†	English translation of the Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Managed Services – OPT-17/21628, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – IT Asset Management and Monitoring, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.7 of Form F-1 filed on December 26, 2017).

No.	Description
4.8	Visa Payment Arrangements Participation and Trademark License Agreement, dated as of April 23, 2015, between Visa do Brasil Empreendimentos Ltda. and Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.9	Advertising Space Assignment Agreement for Insertion of Advertisements, dated as of August 1, 2015, by and between Universo Online S.A. and Pagseguro Internet Ltda., including 1st Addendum to the Advertising Space Assignment Agreement for Insertion of Advertisements, dated as of January 1, 2017 and UOL – Table of Prices – August 2016. (incorporated by reference to Exhibit 10.9 of Form F-1 filed on December 26, 2017).

4.10	English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.11	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of Form F-1 filed on December 26, 2017).

11.1	English translation of the UOL Code of Ethics and Conduct.

12.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Consent of Datafolha (incorporated by reference to Exhibit 99.1 of Form F-1 filed on December 26, 2017).

100.1*	XBRL-Related Documents

101.1*	Interactive Data File

(†)	Portions of this exhibit have been omitted pursuant to the Registrant’s request for confidential treatment.
(*)	To be filed by amendment.

GLOSSARY OF TERMS

“ABECS” means the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços).

“ABRANET” means the Brazilian Internet Association (Associação Brasileira de Internet).

“acquirer” means a payment institution that does not manage payment accounts, but enables merchants to accept payment cards issued by a payment institution or by a financial institution that participates in a card scheme. The acquirer receives the card transaction details from the merchant’s terminal, passes them to the card issuer via the card scheme for authorization, and completes the processing of the transaction. The acquirer arranges settlement of the card transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also deals with any chargebacks that may be received via the card issuer regarding consumer transactions with merchants.

“active merchant” means a merchant that has completed at least one transaction during the 12 months prior to a specified date.

“average spending per active merchant” is calculated by dividing our total TPV for a specified period by the number of active merchants in such period.

“boleto” means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so the entire document can be read and processed by a Brazilian ATM. A boleto can be paid in cash at a bank teller, at an ATM, or by bank transfer. PagSeguro’s payment platform and merchant account can be used to pay boletos.

“Brazilian Payments System” (Sistema de Pagamentos Brasileiro, or SPB) refers to all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets, and securities transactions in Brazil. The SPB includes systems in charge of check clearing; the clearing and settlement of electronic debit and credit orders, funds transfer, and other financial assets; the clearing and settlement of securities transactions; the clearing and settlement of commodities and futures transactions; and, since the introduction of Law No. 12,865/13 of May 17, 2013, payment schemes and payment institutions.

“CAGED” means Brazil’s General Registry of the Employed and Unemployed Workers (Cadastro Geral de Empregados e Desempregados).

“card scheme” means a payment network using payment cards, such as debit or credit cards. Any bank or any other eligible institution can become a member of a card scheme, allowing it to issue payment cards operating on the card scheme. The card scheme passes card transaction details from the acquirer to the issuer and passes payments back to the acquirer, which in turn pays the merchant. MasterCard and Visa are major card schemes.

“Chargeback” refers to a claim where the consumer makes a purchase using a payment card and subsequently requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged). Chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services.

“Chargebacks related to fraudulent transactions” refers to chargebacks where the consumer’s request for a reversal of the transaction amount is related to an illegitimate transaction.

“eWallet” is a digital wallet that offers customers the ability to make payments online using a variety of payment methods, including cards, without having to type in the card details each time.

“FIDC” means Fundo de Investimento em Direitos Creditórios (Fund for Investment in Receivables), a type of investment fund established under Brazilian law composed of receivables.

“GPRS” means “General Packet Radio Service”, a packet-based wireless communication service on the 2G and 3G cellular communication systems that provides continuous connection to the Internet for mobile phone and computer users.

“Grupo Folha” means the group of companies of which PagSeguro is a part. Grupo Folha also includes the newspaper Folha de S. Paulo; the eCommerce logistics companies Transfolha and SPDL; the research company Datafolha; the printing company Plural; the digital content and products companies UOL, UOL Host and UOL Ad_Lab; the e-learning company UOL Edtech; and the cloud and information technology, or IT, infrastructure services company UOL Diveo.

“Individual Micro Entrepreneurs” refers to businesses operated by individuals with annual gross revenues of up to R$60,000, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code.

“Large Companies” refers to legal entities with annual gross revenues in excess of R$78 million. This commonly-used definition in Brazil refers to companies that are not eligible for the deemed profit (lucro presumido) taxation regime under Brazilian Law No. 9,718/1998, as amended.

“MDR” means merchant discount rate, a commission that we withhold from the transaction value paid to the merchant.

“meal voucher card” refers to a labor benefit included in Brazilian employment contracts, where employers provide cash for employee meals on a tax-efficient basis. The employer deposits the benefit to a prepaid card held by the employee, and the employee can use the balance on the card to make purchases in restaurants and grocery stores.

“Medium-Sized Companies” refers to legal entities with annual gross revenues of between R$3.6 million and R$78 million. This commonly-used definition in Brazil refers to companies that are eligible for the deemed profit (lucro presumido) taxation regime under Brazilian Law No. 9,718/1998, as amended.

“Micro Companies” refers to legal entities with annual gross revenues of up to R$360,000, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code.

“Micro-Merchant” means Micro Companies and Individual Micro Entrepreneurs.

“Mobile Payments” refers to the payment method where a mobile phone is used to complete payment (with payment information being transmitted in real-time), instead of simply as an alternative channel to send payment instructions.

“mPOS” means mobile POS. mPOS devices are similar to POS devices, but they require the merchant’s cell phone in order to function and accept payments. mPOS devices connect to a merchant’s cell phone network by Bluetooth. As an example, the Minizinha is an mPOS device.

“NFC” means near-field communication.

“Portal do Empreendedor” means the Entrepreneur’s Portal – Individual Micro Entrepreneur (Portal do Empreendedor – Microempreendedor Individual), a Brazilian government web portal for Individual Micro Entrepreneurs.

“POS” means point of sale. POS devices allow merchants to accept payments where a sale is made, whether inside an establishment or outside on the street. POS includes mPOS, although various features differentiate the two systems. As an example, the Moderninha Pro is a POS device.

“SDK” means software development kit, which is typically a set of software development tools that allows for the creation of applications for software packages or frameworks, hardware platforms, computer or operating systems or similar development platforms.

“SEBRAE” means the Brazilian Micro and Small Businesses Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas).

“Small Companies” refers to legal entities with annual gross revenues of above R$360,000 and up to R$3.6 million, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code.

“SMEs” refers to Small Companies and Medium-Sized Companies.

“TPV” means total payment volume, being the value of payments successfully processed through our end-to-end digital ecosystem, net of payment reversals.

“unique visitor” refers to a person who visits a website at least once in a predetermined time period, typically 30 days. Each visitor to the website is only counted once during the relevant period (i.e., if the same IP address accesses the website several times, it only counts as one visitor).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 6, 2018.

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director

PagSeguro Digital Ltd.

Consolidated Financial Statements at

December 31, 2017 and 2016

and Report of Independent Registered

Public Accounting Firm

PagSeguro Digital Ltd.

Consolidated financial statements

at December 31, 2017 and 2016

Contents

Consolidated financial statements

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Pagseguro Digital Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Pagseguro Digital Ltd. (the “Company”) and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). ln our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, March 7, 2018

/s/    PricewaterhouseCoopers Auditores Independentes

We have served as the Company’s auditor since 2015.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31

(All amounts in thousands of reais)

ASSETS	Note	2017	2016
CURRENT ASSETS
Cash and cash equivalents	6	66,767	79,969
Financial investments	7	210,103	131,239
Note receivables	8	3,522,349	1,715,514
Receivables from related parties	9	124,723	300,809
Inventories		61,609	21,023
Taxes recoverable		14,446	17,703
Other receivables		27,956	4,495

Total current assets		4,027,953	2,270,752

NON-CURRENT ASSETS
Judicial deposits		872	534
Prepaid expenses		160	146
Deferred income tax and social contribution	18	37,015	8,305
Property and equipment	11	10,889	4,558
Intangible assets	12	158,868	86,108

Total non-current assets		207,804	99,651

TOTAL ASSETS		4,235,757	2,370,403

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31

(All amounts in thousands of reais)

LIABILITIES AND EQUITY	Note	2017	2016
CURRENT LIABILITIES
Payables to third parties	13	3,080,569	1,304,031
Trade payables		92,444	61,719
Payables to related parties	9	39,101	76,249
Derivative financial instruments	23	—	6,613
Borrowings	14	—	205,204
Salaries and social charges	15	34,269	20,269
Taxes and contributions	16	52,064	6,911
Provision for contingencies	17	4,648	680
Dividends payable and interest on own capital	19	—	22,243
Other payables		15,872	15,244

Total current liabilities		3,318,967	1,719,163

Deferred income tax and social contribution	18	42,809	24,378
Other payables		3,590	—

Total non-current liabilities		46,399	24,378

EQUITY
Share capital	19	524,577	524,577
Legal reserve	19	30,216	6,277
Equity valuation adjustments	19	55	—
Profit retention reserve	19	312,047	96,008

		866,895	626,862
Non-controlling interests		3,496	—

TOTAL EQUITY		870,391	626,862

TOTAL LIABILITIES AND EQUITY		4,235,757	2,370,403

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income

Year ended December 31

(All amounts in thousands of reais unless otherwise stated)

	Note	2017	2016	2015
Net revenue from transaction activities and other services	21	1,224,261	480,025	268,198
Net revenue from sales	21	471,924	260,594	176,517
Financial income	21	818,624	392,429	219,462
Other financial income	21	8,576	5,337	10,744

Total revenue and income		2,523,385	1,138,385	674,920
Cost of sales and services	22	(1,324,380)	(623,667)	(382,483)
Selling expenses	22	(245,759)	(199,937)	(162,642)
Administrative expenses	22	(153,177)	(84,461)	(61,129)
Financial expenses	22	(104,544)	(68,301)	(29,696)
Other (expenses) income, net	22	(12,021)	(6,660)	1,345

PROFIT BEFORE INCOME TAXES		683,504	155,359	40,315
Current income tax and social contribution	18	(214,988)	(7,431)	(2,587)
Deferred income tax and social contribution	18	10,278	(20,149)	(2,239)

INCOME TAX AND SOCIAL CONTRIBUTION		(204,710)	(27,580)	(4,826)

NET INCOME FOR THE YEAR		478,794	127,779	35,490

Attributable to:
Owners of the Company		478,781	127,186	35,084
Non-controlling interests		13	593	406
Basic and diluted earnings per common share – R$	20	1.8254	0.4849	0.1338

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of comprehensive income

Years ended December 31

(All amounts in thousands of reais)

	2017	2016	2015
NET INCOME FOR THE YEAR	478,794	127,779	35,490
Currency translation adjustment	55	—	—

Total comprehensive income for the year	478,849	127,779	35,490

Attributable to
Owners of the Company
Net income for the year	478,836	127,186	35,084

Non-controlling interests	13	593	406

Net income for the year	478,849	127,779	35,490

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of changes in equity

(All amounts in thousands of reais)

				Profit reserve
	Note	Share capital	Net parent investment	Legal reserve	Equity valuation adjustments	Profit retention reserve	Retained earnings	Total	Non-controlling interests	Total equity

AT DECEMBER 31, 2014		42,568	381,569	266	—	380	—	424,783	1,780	426,563

Net income for the year	19	—	27,209	—	—	—	7,873	35,082	406	35,488
Constitution of legal reserve	19	—	—	490	—	—	(490)	—	—	—
Distribution of dividends	19	—	—	—	—	—	(174)	(174)	—	(174)
Profit retention reserve	19	—	—	—	—	7,209	(7,209)	—	—	—
Reclassification of net parent investment in connection with separation	19	399,048	(399,048)	—	—	—	—	—	—	—

AT DECEMBER 31, 2015		441,616	9,730	757	—	7,588	—	459,691	2,186	461,877

Net income for the year	19	—	—	—	—	—	127,186	127,186	593	127,779
Non-controlling acquisition	19	—	—	—	—	—	2,779	2,779	(2,779)	—
Capital increase	19	26,610	36,654	—	—	—	—	63,264	—	63,264
Payout capitalization	19	56,351	(46,384)	(267)	—	4,539	(14,239)	—	—	—
Constitution of legal reserve	19	—	—	5,787	—	—	(5,787)	—	—	—
Distribution of interest on own capital	19	—	—	—	—	—	(26,059)	(26,059)	—	(26,059)
Profit retention reserve	19	—	—	—	—	83,881	(83,881)	—	—	—

AT DECEMBER 31, 2016		524,577	—	6,277	—	96,008	—	626,862	—	626,862

Net income for the year	19	—	—	—	—	—	478,781	478,781	13	478,794
Currency translation adjustment	19	—	—	—	55	—	—	55	—	55
Non-controlling acquisition	19	—	—	—	—	—	—	—	3,483	3,483
Constitution of legal reserve	19	—	—	23,939	—	—	(23,939)	—	—	—
Distribution of dividends	19	—	—	—	—	(96,008)	(142,795)	(238,803)	—	(238,803)
Profit retention reserve	19	—	—	—	—	312,047	(312,047)	—	—	—

AT December 31, 2017		524,577	—	30,216	55	312,047	—	866,895	3,496	870,391

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of cash flows

Years ended December 31

(All amounts in thousands of reais)

	Note	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		683,504	155,359	40,315
Expenses (revenues) not affecting cash:
Depreciation and amortization	22	51,571	31,246	18,933
Loss of fixed assets sold		49	—	—
Chargebacks	22	47,854	31,557	27,490
Accrual/(reversal) of provision for contingencies		3,538	603	(2,134)
Unrealized loss on derivative instruments		—	6,613	—
Other financial cost, net		660	5,549	(3,902)
Changes in operating assets and liabilities
Note receivables		(2,060,875)	(783,954)	(552,984)
Inventories		(40,586)	20,181	(25,090)
Taxes recoverable		8,055	8,579	4,760
Other receivables		(23,495)	17,214	(16,912)
Other payables		(2,046)	13,491	(2,222)
Payables to third parties		1,776,538	620,940	313,958
Trade payables		29,531	25,430	31,836
Receivables from (payables to) related parties		(64,400)	(214,549)	121,467
Salaries and social charges		13,341	6,618	13,275
Taxes and contributions		(3,109)	3,867	150
Provision for contingencies		486	(42)	—

		420,616	(51,298)	(31,061)

Income tax and social contribution paid		(166,389)	(18,059)	(2,690)
Interest income received		208,563	146,346	81,349
Interest paid		(9,175)	—	—

NET CASH PROVIDED BY OPERATING ACTIVITIES		453,615	76,989	47,598

CASH FLOWS FROM INVESTING ACTIVITIES
Amounts paid for business acquisitions, net of cash acquired	9	(22,225)	—	—
Purchases of property and equipment	11	(7,873)	(1,996)	(3,219)
Purchases and development of intangible assets	12	(99,673)	(70,394)	(38,880)
Acquisition of financial investments		(209,569)	(337,098)	—
Redemption of financial investments		132,107	206,190	190

NET CASH USED IN INVESTING ACTIVITIES		(207,233)	(203,298)	(41,909)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	14	—	199,390	—
Payment of borrowings	14	(199,480)	—	—
Payment of derivative financial instruments		(5,831)	—	—
Distribution of dividends		(54,273)	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(259,584)	199,390	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(13,202)	73,081	5,689

Cash and cash equivalents at the beginning of the year		79,969	6,888	1,199
Cash and cash equivalents at the end of the year		66,767	79,969	6,888

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital”), a subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as “PagSeguro Group”, was incorporated on July 19, 2017. As described in Note 8 – Subsequent events, on January 4, 2018, Pagseguro Internet S.A. (“PagSeguro Brazil”) was contributed to PagSeguro Digital, PagSeguro Brazil no longer presents consolidated financial statements. PagSeguro Digital has control of 99.99% of the shares of PagSeguro Brazil. Refer to Note 8 for further details.

PagSeguro Brazil is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and the corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

The PagSeguro Brazil’s subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”) and Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), for which the operations are described in note 4.

These consolidated financial statements include PagSeguro Brazil and its subsidiaries Net+Phone and Boa Compra, which are under entities under common control and were transferred to PagSeguro Brazil from its parent UOL on July 29, 2016 and were accounted for retrospectively in these consolidated financial statements at UOL’s carrying amounts.

Additionally, UOL transferred net assets of its business related to the payment operations on August 1, 2015, which were also accounted for retrospectively as a transfer between entities under common control. For periods prior to the transfer date, the operations included in these consolidated financial statements were on a carve-out basis, and reflect an allocation of UOL costs using methods that the PagSeguro Group believes is reasonable. See details in Note 9.

On August 1, 2017, PagSeguro Brazil carried out a reverse share split of 2:1 shares which was approved and effective at the same date. As a consequence of the reverse share split, the share capital previously represented by 524,577,214 common shares, was reduced to 262,288,607 common shares. The reverse share split was accounted retrospectively (Note 19).

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies

2.1	Preparation and presentation of the consolidated financial statements

These consolidated financial statements include the financial statements of PagSeguro Digital and its subsidiaries, which are all under common control and were prepared exclusively for the purpose of presenting, on a comparative basis, operations in a consolidated manner, for the years ended December 31, 2017, 2016 and 2015.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The consolidated financial statements include the carve-out of PagSeguro Brazil operations for the periods prior to August 1, 2015, when its activities were still recorded in UOL’s financial statements. These financial statements, which have been derived from UOL’s accounting records, do not necessarily reflect PagSeguro Brazil financial position, results of operations, or cash flows that would have been recorded had PagSeguro Brazil been operating as a separate entity.

From January 1, 2015 through July 31, 2015, when the PagSeguro Brazil financial statements were prepared on a carve out basis, certain assets and liabilities, revenues, costs and expenses directly related to the payment operations were controlled separately. Additionally, other indirect corporate expenses recorded at UOL were allocated to these carve-out financial statements based on assumptions that management believes are reasonable.

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the PagSeguro Group’s functional currency.

The consolidated financial statements have been prepared under the historical cost convention, which is modified for certain financial assets and liabilities (including derivative instruments) measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

PagSeguro Group has adopted all pronouncements and interpretations issued by IASB that were in effect at December 31, 2017.

These consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 were approved by PagSeguro Group’s Board of Directors at a meeting held on March 07, 2018.

2.2	Consolidation

Consolidated financial statements

PagSeguro Group consolidates all entities over which it has control, when it is exposed or has rights to variable returns on its interest in the investee, and has the ability to govern the investee’s relevant activities.

The subsidiaries included in the consolidation are described in Note 4.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Subsidiaries

Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date on which control is transferred to PagSeguro Digital. They are deconsolidated from the date that control ceases.

Identifiable assets acquired and liabilities and contingent liabilities assumed for the acquisition of subsidiaries in a business combination are measured initially at their fair values at the acquisition date.PagSeguro Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. Non-controlling interests are determined on each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred. These accounting practices do not apply to transactions under common control.

Transactions, balances and unrealized gains on intercompany transactions are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of the subsidiaries are changed, where necessary, to ensure consistency with the policies adopted by PagSeguro Group.

2.3	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the dates of valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

2.4	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.

2.5	Financial instruments – initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are classified in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. PagSeguro Group does not classify its financial assets as held-to-maturity or available-for-sale.

Derivatives are also categorized as measured at fair value through profit or loss unless they are designated as hedges.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets include cash and cash equivalents, current financial investments, note receivables, receivables from related parties, and other receivables.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest rate method.

Financial assets at fair value through profit or loss

This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IAS 39.

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income.

PagSeguro Group values its financial assets at fair value through profit or loss, as it intends to trade them within a short period of time. Reclassification to loans and receivables, available-for-sale financial assets or held-to-maturity investments depends on the nature of the asset. This valuation does not affect any financial assets designated at fair value through profit or loss at initial recognition, which cannot be subsequently reclassified.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•	The rights to receive cash flows from the asset expire;

•	PagSeguro Group transfers its rights to receive cash flows from the asset, or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.

When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group’s continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.

ii) Impairment of financial assets

PagSeguro Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indication that the debtors are experiencing significant financial difficulty, probability that the debtor will enter bankruptcy or other financial reorganization, default or delinquency in interest or principal payments, and indication of a substantial decline in the estimated future cash flows, such as changes in maturity dates or economic conditions related to default.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated used for hedge, when appropriate. PagSeguro Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are initially recognized at fair value and, in the case of other financial liabilities, plus directly related transaction costs.

Financial liabilities include payables to third parties, payables to third parties of related parties, trade payables, trade payables of related parties, borrowings, and other payables.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IAS 39.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

Other financial liabilities

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Financial expenses” in the statement of income.

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

iv) Financial instruments – offsetting

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

v) Fair value of financial instruments

The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm’s length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

2.6.	Note receivables

The amounts are mainly related to receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group platform, and from the sales of credit/debit card readers. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

The provision for impairment of note receivables, however based on PagSeguro Brazil’s risk assessment the need of provision is immaterial because the note receivables are mainly comprised of transactions approved by large financial institutions that have a low level risk based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the note receivables. See Note 24.

Note receivables are initially recorded at the present value of expected future cash flows. The note receivables from installment transactions is an estimate based on the present value of the future cash flows, using average appropriate terms and rates, which are in accordance with the terms of these transactions.

PagSeguro Group incurs financial expenses when an election to receive early payment of note receivables from financial institutions is made. The finance expense is recognized at the time the financial institution agrees to liquidate a note receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.

2.7	Inventories

Inventories consist of debit and credit card readers. Inventories are stated at the lower of cost and net realizable value. The cost method used for inventories is the weighted moving average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

2.8	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and they can be measured reliably. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis if appropriate. Depreciation is calculated under the straight-line method, based on the estimated useful lives as shown below (in years):

	December 31,
	2017	2016
Data processing equipment	2,5 to 5	2,5 to 5
Furniture and fittings	10	10
Facilities	10	10
Leasehold improvements	10	10
Machinery and equipment	5 to 10	10
Vehicles	5	—

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts, and are recognized within “Other (expenses) income, net” in the statement of income.

2.9	Intangible assets

Software licenses are capitalized on the basis of the costs incurred to acquire the software and bring it to use. These costs are amortized on the straight-line basis over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.

Directly attributable costs, which are capitalized as part of the software product, include costs incurred with employees and expenses allocated to software development. Borrowing costs incurred during the software development period may also be capitalized.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period, and are presented within “Advisory and consulting services”.

Computer software development costs recognized as assets are amortized over the estimated useful life, which does not exceed five years from the date that technological feasibility is met.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

2.10	Impairment of non-financial assets

Non-financial assets are annually reviewed for impairment to determine whether there are any events or changes in economic and technological conditions or in operations that may indicate that an asset is impaired. When applicable, such evidence is identified through the annual impairment test. In order to assess a non-financial asset, it is necessary to estimate its recoverable amount. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, a provision for impairment is established.

When estimating the value in use of an asset, the future estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the cash generating unit. The net sales price is determined, whenever possible, based on a firm sales contract entered into on an arm’s length basis, between well-informed and willing parties, adjusted by expenses attributable to the asset sale, or, when there is no firm sales contract, based on the price in an active market, or the most recent transaction price for similar assets.

PagSeguro Group annually assesses whether there is any indication that a previously recognized impairment loss no longer exists or has decreased. If there is such indication, the asset’s recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the asset’s carrying amount does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

2.11	Payables to third parties

Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes the fair value of the transaction which is the transaction amount, net of the transaction cost.

2.12	Provisions

Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be estimated reliably. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part, for example, due to an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements.

PagSeguro Group is a party to legal and administrative proceedings. Provisions are established for all contingencies referring to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services and goods in the ordinary course of PagSeguro Group’s activities. Revenue is presented net of sales and excise taxes and returns.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Group recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to PagSeguro Group; (iii) recognized when control of a good or service is transferred to a customer; and (iv) specific criteria have been met for PagSeguro Group’s activities.

PagSeguro Group’s revenue substantially comprises:

•	Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is considered to be the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and also directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers; and

•	Revenue from sales: Revenue from sales of credit and debit card readers and similar items, which is recognized at the time the risks and benefits are transferred and when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) in which to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned.

•	Financial income: is recognized as a result of the discount rate charged on the early payments of Payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as Financial income in the statement of income.

2.14	Distribution of dividends and interest on own capital

Distributions of dividends and interest on own capital to PagSeguro Brazil’s shareholders are recognized as a liability in the financial statements at year-end, based on the PagSeguro Brazil’s bylaws, which require the distribution of a minimum of 1% of the profit for the year as dividends. Any amount that exceeds the minimum required is only accrued on the date such distribution is approved by the shareholders at a General Meeting. However, these provisions do not exist under PagSeguro Digital Memorandum of Association.

The tax benefit of interest on own capital is recognized in the statement of income.

2.15	Current and deferred income tax and social contribution

Current income tax and social contribution

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

Deferred taxes

Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in the following situations:

•	When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit;

•	On temporary tax differences related to investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and

•	Deferred tax assets are recognized on the deductible temporary differences associated with investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow their utilization.

Based on the local law of Cayman (The Companies Law of 1960), there is no taxation on the income earned in the companies based in this locality, therefore, we do not have tax impacts for the PagSeguro Digital.

For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

Deferred tax assets and liabilities are presented on a net basis when there is a legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

2.16	Employee benefits – Benefits of performance

PagSeguro Group recognizes a liability and an expense for benefits of performance based on a methodology that takes into consideration the target of performance attributed to PagSeguro Group’s stockholders after certain adjustments. PagSeguro Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.17	Business combination

PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of operations. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

2.18	New standards not yet effective

The following new standards have been issued by IASB, but are not effective for 2017:

IFRS 16 – “Leases” – this new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 – “Leases” and related interpretations. Management has performed a preliminary assessment and did not identify any material impacts to date.

There are no other IFRS or IFRIC interpretations not yet effective that could have a material impact on PagSeguro Group financial statements.

2.19	New and revised pronouncements in effect

The following new standards have been issued by IASB:

IFRS 9 – “Financial Instruments”: addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as from January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, which is based on expected losses, replacing the current model of incurred losses; and (iii) relaxation of the new requirements for the adoption of hedge accounting. Management evaluated the new guidelines introduced by IFRS 9 and did not identify any material impact for PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

IFRS 15 – “Revenue from Contracts with Customers”: this new standard introduces the principles to be applied by an entity to determine the measurement and recognition of revenue. This standard is based on the principle that revenue is recognized when control of a good or service is transferred to a customer, and, therefore, the principle of control will replace the principle of risks and benefits. This standard will replace IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations, and becomes effective on January 1, 2018. Management evaluated the new guidelines introduced by IFRS 15 and did not identify any material impact for PagSeguro Group.

Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to PagSeguro Group, for retrospective disclosure and disclosure of amounts.

3.	Critical accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)	Estimated useful life of intangible assets

PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits.

(b)	Deferred income tax and social contribution

PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(c)	Provision for contingencies

PagSeguro Group recognizes provisions for civil and labor suits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts.

4.	Consolidation of subsidiaries

	At December 31, 2017
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership – %	Level
PagSeguro Brazil	7,553,504	6,686,516	866,988	478,781	99.99	Direct
Net+Phone	1,018,218	974,260	43,958	(8,441)	99.99	Indirect
Boa Compra	629,246	609,284	19,962	5,715	99.99	Indirect
BCPS	1,236	251	985	429	99.50	Indirect
R2TECH	2,460	894	1,566	1,307	51.00	Indirect
BIVA	2,482	1,730	752	(1,569)	59.31	Indirect
FIDC	182,163	404	181,759	1,758	100	Indirect

Operations of the subsidiaries

•	PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:

o	Net+Phone: Is mainly engaged in acquisition and selling POS (Point of sale) devices and similar items. On July 29, 2016, UOL transferred its investment in Net+Phone to PagSeguro Brazil, as a capital contribution, in the amount of R$ 44,317.

o	Boa Compra: Allows its clients to operate cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey. On April 5, 2011, UBN Internet Ltda. (“UBN”), a subsidiary of UOL, acquired a 51% equity interest in Boa Compra. On July 26, 2013, UBN acquired additional 24% equity interest, increasing its total ownership in Boa Compra to 75%. In May 2016, UBN acquired the remaining 25% equity interest, becoming the owner of 100% of Boa Compra. On July 29, 2016, UBN’s equity interest in Boa Compra was spun off to its parent company UOL. Subsequently, UOL transferred its 100% equity interest in Boa Compra to PagSeguro Brazil as a capital contribution, in the total amount of R$ 12,034.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

o	BCPS: On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS. BCPS’s main activity is to enable clients of the PagSeguro Brazil Group to operate cross-border transactions where the merchant and the consumer are located in different countries of Latin America, Spain, Portugal and Turkey.

o	R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained the control of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services, the capture of credit cards with administrators and acquirers.

o	BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.41% in BIVACO Holdings SA, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quotaholder, as well as the management of these holdings. In November 2017, PagSeguro Brazil acquired an additional interest in BIVA, bringing our total interest to 59.3% of BIVA’s. BIVA has investments in the following subsidiaries:

◾	Biva Serviços Financeiros S.A : whose main objective is the intermediation between investors, financial institution and credit borrowers by medium of electronic platform;

◾	Biva Correspondente Bancário Ltda: whose main objective is to structure financing for small and medium enterprises following the model crowdfunding, in the peer-to-peer modality.

o	FIDC: On October 4, 2017, FIDC was constituted for the purpose of acquiring payables to third parties held by PagSeguro Brazil (“Assignor”). PagSeguro Brazil consolidates the financial statements of FIDC, which represents an investment fund constituted to finance the growth of PagSeguro Brazil’s early payment of receivables feature. The consolidation is justified by the fact that the risks of default and the responsibility for expenses and administration related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

5.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments is the Board of Directors, which is also responsible for making PagSeguro Group strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, PagSeguro Group and its subsidiaries operate in a single segment, as payment arrangement agents.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue consists of sales to the domestic market. The international market represents 2%, 5% and 8% for the years 2017, 2016 and 2015 respectively.

6.	Cash and cash equivalents

	December 31,
	2017	2016
Short-term bank deposits	66,767	79,969

	66,767	79,969

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value.

7.	Financial investments

	December 31,
	2017	2016
Short-term investment	210,103	131,239

	210,103	131,239

Short-term investments consist of two repurchase agreements, with an average return of 96.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value through profit and loss.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

8.	Note receivables

	December 31,
	2017				2016
Legal obligors	Visa	Master	Hipercard	Total	Visa	Master	Total
Itaú	237,335	751,542	250,817	1,239,694	99,433	244,741	344,174
Bradesco	333,108	83,160	—	416,268	115,009	36,032	151,041
Banco do Brasil	287,334	84,504	—	371,838	91,414	29,425	120,839
CEF	69,974	83,684	—	153,658	23,837	30,979	54,816
Santander	122,614	310,946	—	433,560	48,695	79,085	127,780
Other	141,802	393,999	—	535,801	50,716	93,473	144,189

Total card issuers (i)	1,192,167	1,707,835	250,817	3,150,819	429,104	513,735	942,839

Vero	—	—	—	21,463	—	—	331,807
Cielo	—	—	—	232,315	—	—	355,949
Redecard	—	—	—	45,289	—	—	56,025
Amex	—	—	—	39,608	—	—	4,090
Other	—	—	—	31,864	—	—	24,804

Total acquirers (ii)	—	—	—	370,539	—	—	772,675

Other	—	—	—	991	—	—	—
Total other	—	—	—	991	—	—	—

Total note receivables	1,192,167	1,707,835	250,817	3,522,349	429,104	513,735	1,715,514

(i)	Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa or Mastercard. However, PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa or Mastercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.
(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

The maturity analysis of note receivables is as follows:

	December 31,
	2017	2016
Due within 30 days	2,213,929	970,086
Due within 31 to 120 days	1,045,825	609,689
Due within 121 to 180 days	114,953	43,144
Due within 181 to 360 days	147,642	92,595

	3,522,349	1,715,514

9.	Related-party balances and transactions

PagSeguro Group is controlled by UOL (incorporated in Brazil), which owns 99.99% of the shares as of December 31, 2017, prior to PagSeguro’s Digital initial public offering in January 2018.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

i.	Balances and transactions with related parties:

	December 31,
	2017		2016
	Receivables	Payables	Receivables	Payables
Immediate parent
UOL – cash management (a)	124,721	—	300,809	—
UOL – sales of services (b)	—	32,286	—	59,692
Affiliated companies
UOL Diveo – cash management (a)	2	—	—	1,383
UOL Diveo – sales of services (b)	—	621	—	9,360
Concurso Virtual S.A.	—	1,522	—	1,900
Transfolha Transportadora e Distribuição Ltda.	—	745	—	1,196
Livraria da Folha Ltda.	—	1,078	—	2,285
Empresa Folha da Manhã S/A	—	2,320	—	21
Others	—	529	—	412

	124,723	39,101	300,809	76,249

(a)	The receivables/payables with related parties arising from cash management are settled within one month and are free of interest. Shared service costs are offset with these balances. The receivables are unsecured in nature and no provisions are held against receivables from related parties.

In April and September 2017, PagSeguro Brazil decided to settle a portion of its outstanding balance with related parties, as described below.

On April 30, 2017, PagSeguro Brazil approved the settlement of R$22,149 related to interest on own capital that was distributed with respect to the year ended December 31, 2016. PagSeguro Brazil agreed with UOL that the full amount of this outstanding interest on own capital would be offset against receivables under the centralized cash management with UOL.

In addition, as described in Note 19, on September 29, 2017 PagSeguro Brazil approved and distributed a total of R$238,803 in dividends, consisting of (i) dividends related to the year ended December 31, 2016 in the amount of R$96,008; and (ii) dividends related to the six-month period ended June 30, 2017 in the amount of R$142,794. PagSeguro Brazil agreed with UOL to offset R$184,530 from the total amount of R$238,803 against receivables under the centralized cash management with UOL and that PagSeguro Brazil would pay the remaining balance of R$54,273 in cash to UOL.

(b)	Sale of services refers mainly to purchase of (i) advertising services from UOL and (ii) services related to technical support in computing and hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”), which started in 2016.

In addition, during 2016, an amount of R$ 63,264 (composed by R$ 26,610 and R$ 36,654) previously recorded as accounts payable was used for capital contributions, as described in Note 19.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

	2017		2016		2015
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL – shared service costs (a)	—	58,375	—	31,498	—	12,369
UOL – shared service costs – carved out (b)	—	—	—	—	—	12,032
UOL – sales of services (c)	689	46,976	—	81,007	—	22,458
UOL – sales of services – carved out (d)	—	—	—	—	—	36,737
Affiliated companies
UOL Diveo – shared service costs (e)	—	24	—	1,710	—	—
UOL Diveo – sales of services (f)	—	28,953	—	18,069	—	25
Concurso Virtual S.A.	117	—	134	—	389	—
Transfolha Transportadora e Distribuição Ltda.	39	15,405	—	5,500	—	806
Livraria da Folha Ltda.	319	—	349	—	347	—
Others	316	130	261	101	121	—

	1,480	149,863	744	137,885	857	84,427

(a)	Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) rental costs are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements. Such costs are included in administrative expenses.
(b)	The main costs that the UOL Group allocated to PagSeguro Brazil (based on the number of employees and/or the time worked, basis that management believes is reasonable), are (i) payroll costs, (ii) IT structure / software and (iii) rental costs. The allocated costs to the carve-out financial statements are included in administrative expenses.
(c)	Sale of services related to advertising services are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements.
(d)	Sales of services related to advertising services were allocated based on intercompany cost, a basis that management believes is reasonable from January 2014 through July 2015.
(e)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro Brazil pursuant to contractual agreements. The main costs are related to IT structure/software.
(f)	Sale of services from the affiliated company UOL Diveo related to technical support in computing and hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

ii.	Key management compensation

Key management personnel includes only short term benefits of PagSeguro Group executive officers. In 2017, the total compensation paid to the executive officers amounted to R$ 3,487, (R$ 2,658 and R$ 2,243 in 2016 and 2015, respectively).

10.	Business combinations

The acquisitions described below are in accordance with PagSeguro’s Digital business strategies, as well as the products offered by them and their client portfolio.

	Book value of purchased entities	Purchase accounting adjustment	Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	51	—	51
Assets acquired	2,598	—	2,598
Liabilities assumed	(1,312)	—	(1,312)
Property, plant and equipment and intangible assets	643	2,498	3,141

Value of net assets	1,980	2,498	4,478

Goodwill	26,184	(2,498)	23,686

Bargain purchase gain	(87)	—	(87)

Purchase cost	28,077	—	28,077

Consideration for the purchase settled in cash			22,276

Cash and cash equivalents at the subsidiary acquired			(51)

Amount paid on acquisitions less cash and cash equivalents acquired			22,225

a)	BCPS

On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS.

The amount paid in the acquisition was R$406, which was settled in cash on that date. The fair value of the acquired assets, amounting R$568, and the assumed liabilities amounting of R$75 at the acquisition date are substantially similar to their book value. A bargain purchase gain of R$87 arose from the acquisition of BCPS. The impacts of the acquisition were not considered material to PagSeguro Brazil.

b)	R2TECH

On May 2, 2017, PagSeguro Brazil acquired 51% of the share capital and obtained control of R2TECH.

The consideration for the purchase was R$9,200, of which R$2,940 was settled in cash on the acquisition date and R$460 was paid on August 14, 2017. R$2,300 and R$3,500 are variable installments, subject to the attainment of some specific targets for the year of 2017 and 2018, respectively, established in the acquisition agreement, with payment deadline up to 10 business days after the conclusion of the Company’s audited financial statements. Based on current management expectations, these performance goals will be achieved.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The fair value of the assets acquired, in the amount of R$348, and the liabilities assumed, in the amount of R $215 on the acquisition date, is substantially similar to their book value. The goodwill of R$9,067 arising from the acquisition is attributable to the future profitability of the business and the synergy with the products offered by the PagSeguro Group. During the year ended December 31, 2017, PagSeguro Group identified some changes to the initial purchase price allocation (PPA), which were completed in the measurement period as defined in IFRS, as shown below:

i)	Intangible assets—Portfolio of customers: the fair value attributed to the Customer Portfolio was R$ 768, using the real discount rate (without inflationary effects) of 15.30%;

ii)	Intangible assets—Non-competition: the value of the fair value assigned was R$242, using the real discount rate (without inflationary effects) of 15.30%;

iii)	Intangible assets—Right-to-use software: the fair value was R$1,488, using the real discount rate (without inflationary effects) of 15.30%.

c)	BIVA

On October 3, 2017, PagSeguro Brazil acquired control with the acquisition of a 51.41% interest in Bivaco Holding SA. On November 30, 2017 there was an additional interest of 7.90 was acquired, increasing PagSeguro Brazil’s interest to 59,31%.

The total consideration paid for the purchases was R$18,470, which was settled in cash on the acquisition date. The fair value of the assets acquired, in the amount of R$2,350 and the liabilities assumed, in the amount of R$997 on the acquisition date, are substantially similar to their book value. The goodwill of R$17,117 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by PagSeguro Group. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

11.	Property and equipment

(a)	Property and equipment is composed as follows:

	December 31, 2017
	Cost	Accumulated depreciation	Net
Data processing equipment	11,024	(5,114)	5,910
Facilities	53	(23)	30
Machinery and equipment	4,738	(444)	4,294
Furniture and fittings	397	(66)	331
Leasehold improvements	263	(29)	234
Vehicles	132	(42)	90

	16,607	(5,718)	10,889

	December 31, 2016
	Cost	Accumulated depreciation	Net
Data processing equipment	7,574	(3,692)	3,882
Facilities	52	(19)	33
Machinery and equipment	548	(140)	408
Furniture and fittings	190	(40)	150
Leasehold improvements	100	(15)	85

	8,464	(3,906)	4,558

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Vehicles	Total
At December 31, 2016
Cost	7,574	52	548	190	100	—	8,464
Accumulated depreciation	(3,692)	(19)	(140)	(40)	(15)	—	(3,906)

Net book value	3,882	33	408	150	85	—	4,558

At December 31, 2017
Opening balance	3,882	33	408	150	85	—	4,558
Cost
Purchases	3,316	1	4,171	176	94	114	7,873
Acquisition of subsidiary	134	—	19	31	69	18	271
Depreciation
Depreciation	(1,422)	(4)	(304)	(26)	(14)	(42)	(1,812)

Net book value	5,910	30	4,294	331	234	90	10,889

At December 31, 2017
Cost	11,024	53	4,738	397	263	132	16,607
Accumulated depreciation	(5,114)	(23)	(444)	(66)	(29)	(42)	(5,718)

Net book value	5,910	30	4,294	331	234	90	10,889

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

12.	Intangible assets

(a)	Intangible assets are composed as follows:

	December 31, 2017
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	241,490	(115,665)	125,825
Software licenses	9,510	(2,043)	7,467
Customer relationships	1,981	(91)	1,890
Goodwill (ii)	23,686	—	23,686

	276,667	(117,799)	158,868

	December 31, 2016
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	143,989	(61,858)	82,131
Software licenses	5,393	(1,416)	3,977

	149,382	(63,274)	86,108

(i)	PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over the useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH and BIVA as described in Note 10.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology (i)	Software licenses	Customer relationships	Goodwill (ii)	Total
At December 31, 2016
Cost	143,989	5,393	—	—	149,382
Accumulated amortization	(61,858)	(1,416)	—	—	(63,274)

Net book value	82,131	3,977	—	—	86,108

At December 31, 2017
Opening balance	82,131	3,977	—	—	86,108
Cost
Additions	97,491	1,210	971	26,184	125,856
Acquisition of subsidiary	10	1,419	—	—	1,429
Transfer	—	1,488	1,010	(2,498)	—
Amortization
Amortization	(53,807)	(627)	(91)	—	(54,526)

Net book value	125,825	7,467	1,890	23,686	158,868

At December 31, 2017
Cost	241,490	9,510	1,981	23,686	276,667
Accumulated amortization	(115,665)	(2,043)	(91)	—	(117,799)

Net book value	125,825	7,467	1,890	23,686	158,868

13.	Payables to third parties

	December 31,
	2017	2016
Payables to third parties	3,080,569	1,304,031

	3,080,569	1,304,031

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

14.	Borrowings

Type	Interest rate	Average annual interest rate %	Maturity	December 31, 2017	December 31, 2016
Borrowings in foreign currency
Bank Borrowings	Fixed interest rates	2,36365%	January 2017	—	133,874
Bank Borrowings	Fixed interest rates	2,86450%	March 2017	—	71,330

				—	205,204

In July 2016, PagSeguro Brazil obtained a borrowing denominated in foreign currency in the amount of US$ 40,000 thousand, equivalent to approximately R$ 129,390, maturing in January 2017. In addition, in September 2016, PagSeguro Brazil obtained another borrowing in foreign currency in the amount of US$ 21,766 thousand, equivalent to approximately R$ 70,000, maturing in March 2017. At the same time, PagSeguro Brazil contracted derivatives (Swaps) for both borrowings, for the specific purpose of protecting them against exchange rate fluctuations. The derivative rate corresponds to 110% of the average daily interest rate of the Interbank Deposits (DIs).

Interest on borrowings were paid at the maturities of the transactions, together with the total settlement of the financial instruments during the year ended December 31, 2017.

The borrowing agreements did not contain any collateral clauses or covenants to be complied with by PagSeguro Brazil.

15.	Salaries and social charges

	December 31,
	2017	2016
Profit sharing	15,237	8,696
Salaries payable	2,758	1,682
Social charges	5,102	3,225
Payroll accruals	9,807	5,877
Other	1,365	789

	34,269	20,269

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

16.	Taxes and contributions

	December 31,
	2017	2016
Taxes
Services tax (i)	14,837	1,382
Value-added tax on sales and services (ii)	3,830	3,596
Social integration program (iii)	9,918	2,690
Social contribution on revenues (iii)	59,358	16,544
Income tax and social contribution (iv)	35,474	—
Other	1,264	690

	124,681	24,902

Judicial deposits (v)
Services tax	(11,375)	—
Value-added tax on sales and services	(2,665)	—
Social integration program	(8,188)	(2,516)
Social contribution on revenues	(50,389)	(15,475)

	(72,617)	(17,991)

	52,064	6,911

(i)	Refers to taxes on revenue from transaction activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

17.	Provision for contingencies

Some companies of PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	December 31,
	2017	2016
Civil	4,326	555
Labor	322	125

Current	4,648	680

PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses of approximately R$25,800 and R$29,726, for the years ended in December 31, 2016 and 2017, respectively. PagSeguro Group is not party on civil and labor lawsuits classified by management as possible losses.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

18.	Income tax and social contribution

(a) Deferred income tax and social contribution:

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences— ASSETS	Other temporary differences— LIABILITY	Total
Deferred tax
At December 31, 2015	3,363	—	(6,257)	3,363	—	469
Included in the statement of income	(2,312)	—	(18,121)	284	—	(20,149)
Taken directly to equity	—	3,606	—	—	—	3,606

At December 31, 2016	1,051	3,606	(24,378)	3,647	—	(16,074)

Included in the statement of income	436	(721)	(16,814)	28,995	(1,616)	10,278

At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

(i)	The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	December 31,
	2017		2016
	Asset	Liability	Asset	Liability
2017	—	—	940	(8,126)
2018	8,895	(20,728)	940	(8,126)
2019	4,040	(18,008)	940	(8,126)
2020	2,111	(2,454)	940	—
2021	982	(1,434)	4,545	—
2022	20,987	(185)	—	—

	37,015	(42,809)	8,305	(24,378)

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(b) Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the federal statutory rate for the years ended December 31, 2017, 2016 and 2015:

	December, 31
	2017	2016	2015
Profit for the period before taxes	683,504	155,359	40,315
Statutory rate	34%	34%	34%

Expected income tax and social contribution	(232,391)	(52,822)	(13,707)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Participation in the results of partners and managers	(314)	—	(234)
Gifts	(375)	—	(149)
R&D and technological innovation benefit – Law 11.196/05(i)	24,987	15,898	11,596

Interest on own capital	—	8,860	—
Tax Incentives – Law Rounet Art. 18	1,981	—	—
Other additions	1,402	485	(2,333)

Income tax and social contribution expense	(204,711)	(27,580)	(4,826)

Income tax and social contribution – current	(214,988)	(7,431)	(2,587)
Income tax and social contribution – deferred	10,278	(20,149)	(2,239)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by PagSeguro Group on some specific property and equipment.

19.	Equity

a) Share capital

As at August 1, 2017, PagSeguro Brazil carried out a reverse share split of 2:1 shares which was approved and effective at the same date. As a consequence of the reverse share split, the share capital previously represented by 524,577,214 common shares, was reduced to 262,288,607 common shares. The reverse share split was accounted retrospectively.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

At December 31, 2017, all issued shares were fully paid. At December 31, 2017, the share capital, after retroactively reflecting the reverse share split, is represented by 262,288,607 common shares, with no par value. Share capital is composed of the following shares:

December 31, 2015 shares outstanding (1)	220,808,044

Capitalization of control party related party payable (2)	13,305,204
Issuance of shares to UOL for transfer of Net+Phone and Boa Compra (3)	28,175,359

December 31, 2016 shares outstanding	262,288,607

December 31, 2017 shares outstanding	262,288,607

PagSeguro Brazil has reflected in its statement of changes in shareholders’ equity the issuance of shares during the periods that such shares were issued. For earnings per share purposes, PagSeguro Brazil has considered 262,288,607 as outstanding during each of the years ended December 31, 2017 and 2016, as shares in (1), (2) and (3) above were issued to UOL, the control party, as part of the recapitalization.

(1)	The shareholder UOL increased PagSeguro Brazil share capital on August 1, 2015 by the amount of R$ 329,961 (164,980,523 shares) and on December 30, 2015, by the amount of R$ 69,087 (34,543,522 shares), in the total amount of R$ 399,048, through the transfer of assets and liabilities related to payment operations which had been previously recorded in UOL, thus centralizing these activities in PagSeguro Brazil from thereon, resulting in total shares outstanding at December 31, 2015 of 220,808,044;
(2)	On May 31 2016, UOL capitalized balances of related parties as a capital contribution in the amount of R$ 26,610 (13,305,204 shares);
(3)	On May 31 2016, UOL capitalized balances of related parties as a capital contribution in the amount of R$ 36,654 (18,327,103 shares) in Net+Phone. After that, as described in Note 2, in July 2016, UOL transferred its investment in Boa Compra and Net+Phone to PagSeguro Brazil, as a capital contribution in the amount of R$ 56,351 (28,175,359 shares).

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

b) Legal reserve

The legal reserve is established pursuant to the bylaws, at 5% of annual profit, up to the limit of 20% of paid-up share capital. The legal reserve will be used only for capital increases or absorption of losses.

c) Profit retention reserve

PagSeguro Brazil management is proposing the establishment of a profit retention reserve totaling R$ 312,047, relating to the profit for the year ended December 31, 2017 to cover PagSeguro Brazil capital budget, to be approved by the shareholders following the issuance of the financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

d) Dividends

Pursuant to the bylaws, 1% of the profit of PagSeguro Brazil will be distributed as dividends to the shareholders.

PagSeguro Brazil bylaws establish that profit for the year and interest on own capital should be allocated, in full or in part, to the constitution of reserves. Presented below are the dividends distributed by each entity consolidated in these financial statements other than Net+Phone and BIVA which recorded accumulated losses in all periods presented:

	December 31,
PagSeguro Brazil	2017	2016	2015
Net income for the year	478,781	115,727	37,010
Net investment	—	—	(27,209)

Net income	478,781	115,727	9,801

Transfer to legal reserve (5%)	(23,939)	(5,786)	(490)

Adjusted income for the year	454,842	109,941	9,311

Mandatory minimum dividends (1%)	4,548	—	93
Additional dividends proposed (ii)	234,255	—	—

Total dividends distributed	238,803	—	93

Interest on own capital (i)	—	26,059	—

Number of common shares	262,289	262,289	220,808
Dividends per share (in reais)	0.9105	0.0000	0.0004

Interest on own capital	0.0000	0.0994	0.0000

(i)	The distribution of interest on own capital was approved in the shareholders’ meeting held on December 30, 2016.
(ii)	At the Extraordinary General Shareholders Meeting held on September 29, 2017, PagSeguro Brazil’s shareholders approved the distribution of (i) R$142,795 of dividends related to the six-month period ended June 30, 2017 and (ii) R$96,008 in additional dividends related to the year ended December 31, 2016. The total dividends distributed amounted to R$238,803, of which R$184,530 was offset against receivables under the centralized cash management with UOL and the balance of R$54,272 was paid in cash by PagSeguro Brazil to UOL. For further details, see Note 9.

	December 31,
Boa Compra	2017	2016	2015
Net income for the year	5,715	4,858	1,625
Transfer to legal reserve (5%) *	—	—	—

Adjusted income for the year	5,715	4,858	1,625

Mandatory minimum dividends (1%)	—	—	16
Additional dividends proposed	—	—	65

Total dividends distributed	—	—	81

Number of common shares	5,381,317	5,381,317	198,557
Dividends per share (in reais)	0,0000	0,0000	0,4079

*	Allocation to legal reserve was not required because the legal reserve reached the limit of 20% of share capital.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

20.	Earnings per share

Basic and diluted earnings per share are calculated by dividing the profit attributable to shareholders of PagSeguro Group by the weighted average number of common shares issued and outstanding during the year:

	December 31,
	2017	2016	2015
Profit attributable to owners of the Company	478,781	127,186	35,084
Weighted average number of common shares	262,288,607	262,288,607	262,288,607
Basic and diluted earnings per share – in reais	1.8254	0.4849	0.1338

The denominator was retrospectively adjusted for the issuance of new shares as a result of the reorganization of companies under common control, as further described in Note 1, as well as to the reverse share split approved and executed on August 01, 2017 (See note 19).

PagSeguro Group’s basic earnings per share equal its diluted earnings per share, since PagSeguro Group does not have any dilutive instruments.

21.	Total revenue and income

	December 31,
	2017	2016	2015
Gross revenue from transaction activities and other services	1,391,381	543,818	305,298
Gross revenue from sales	655,153	371,517	238,947
Gross financial income (i)	858,410	411,413	243,566
Other financial income	8,576	5,337	10,744

Total gross revenue and income	2,913,520	1,332,085	798,556

Deductions from gross revenue from transactions activities and other services (ii)	(167,120)	(63,793)	(37,101)
Deductions from gross revenue from sales (iii)	(183,229)	(110,923)	(62,430)
Deductions from gross financial income (iv)	(39,786)	(18,984)	(24,104)
Total deductions from gross revenue and income	(390,135)	(193,700)	(123,635)

Total revenue and income	2,523,385	1,138,385	674,920

(i)	Includes (a) interest from early payment related to the discount of notes payable to third parties paid in advance and (b) interest on note receivables due in installments.
(ii)	Deductions consist of services taxes.
(iii)	The deductions are composed of sales taxes and returns.
(iv)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

22.	Expenses by nature

	December 31,
	2017	2016	2015
Transactions costs	(661,067)	(283,630)	(145,969)
Cost of goods sold	(451,635)	(233,419)	(178,608)
Marketing and advertising	(275,394)	(204,857)	(153,467)
Personnel expenses	(105,794)	(63,280)	(48,130)
Financial expenses (i)	(104,544)	(68,301)	(29,696)
Chargebacks (ii)	(47,854)	(31,557)	(27,490)
Depreciation and amortization (iii)	(51,571)	(31,246)	(18,580)
Other	(142,022)	(66,737)	(32,665)

	(1,839,881)	(983,027)	(634,606)

Classified as:
Cost of services	(829,661)	(357,811)	(191,710)
Cost of sales	(494,719)	(265,856)	(190,773)
Selling expenses	(245,759)	(199,937)	(162,642)
Administrative expenses	(153,177)	(84,461)	(61,129)
Financial expenses	(104,544)	(68,301)	(29,696)
Other (expenses) income, net	(12,021)	(6,660)	1,345

	(1,839,881)	(983,027)	(634,606)

(i)	Our financial expenses include (a) the charges we incur to obtain early payment of receivables owed to us by card issuers and acquirers in order to finance our early payment of receivables feature for merchants, (b) interest expense on our other borrowings and (c) the cost of swaps relating to our foreign currency borrowings.
(ii)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 24 (iii).
(iii)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

	2017	2016	2015
Depreciation
Cost of sales and services	(1,088)	(895)	(904)
Selling expenses	(10)	(11)	(27)
Administrative expenses	(714)	(371)	(393)

	(1,812)	(1,277)	(1,324)

Amortization
Cost of sales and services	(54,151)	(32,846)	(18,377)
Administrative expenses	(375)	(59)	(333)

	(54,526)	(32,905)	(18,710)

PIS and COFINS credits (*)	4,767	2,936	1,101

Depreciation and amortization expense, net	(51,571)	(31,246)	(18,933)

(*)	PagSeguro Brazil has a tax benefit on PIS and COFINS that allows to reduce the depreciation and amortization expenses, when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

23.	Financial instruments by category

PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

PagSeguro Group classifies its financial instruments into the following categories:

	December 31,
	2017	2016
Financial assets
Measured at fair value through profit or loss:
Financial investments	210,103	131,239
Loans and receivables:
Cash and cash equivalents	66,767	79,969
Note receivables	3,522,349	1,715,514
Receivables from related parties	124,723	300,809
Other receivables	27,956	4,495

	3,951,898	2,232,026

	December 31,
	2017	2016
Financial liabilities
Measured at fair value through profit or loss:
Derivative financial instruments	—	6,613

	—	6,613

Amortized cost:
Payables to third parties	3,080,569	1,304,031
Trade payables	92,444	61,719
Trade payables to related parties	39,101	76,249
Borrowings	—	205,204
Dividends payable and interest on own capital	—	22,243
Other payables	15,872	15,244

	3,227,986	1,684,690

24.	Financial risk management

PagSeguro Group activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on PagSeguro Group’s financial performance. PagSeguro Group uses derivative financial instruments to hedge certain risk exposures.

Among the main market risk factors that may affect PagSeguro Group’s business are the following ones:

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2016, PagSeguro Group had borrowings denominated in foreign currency which are linked to derivatives (swaps).

In accordance with management’s policies, derivative transactions are allowed, as long as they are hedged by a swap entered into with prime financial institutions, for the sole purpose of hedging against risks of fluctuation in exchange or interest rates.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

The amounts of derivative financial instruments are summarized as follows:

	December 31, 2016
	Maturity	Notional value	Fair value
Foreign exchange and interest	January 2017	129,480	132,761
Interbank Deposit Certificate (CDI)	January 2017	(129,480)	(138,036)

		—	(5,275)

Foreign exchange and interest	March 2017	70,000	71,537
Interbank Deposit Certificate (CDI)	March 2017	(70,000)	(72,875)

		—	(1,338)

Total		—	(6,613)

(ii)	Cash flow and fair value interest rate risk

This risk arises from the derivative financial instruments (swap) that replaces the risk of the exchange and interest rate variation associated with borrowings by the CDI. In this case, the swap’s liability leg is the CDI, exposing PagSeguro Group to the variation of this interest rate. For better risk management, PagSeguro Group chooses to enter into borrowings and derivatives with short-term maturities, which enable a better management of the rates. As of December 31, 2017, the Group is not exposed to this risk.

(iii)	Fraud Risk (chargeback)

Sales transactions which are intermediated by the PagSeguro Group are susceptible to potentially fraudulent or improper and PagSeguro Group uses two processes to control the fraud risk as such:

The first one consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases PagSeguro Group’s ability to avoid new frauds.

(iv)	Credit risk

Credit risk is managed on a group basis and are limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s , which do not require additional monitoring;

(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	card issuers with a high level of risk, which are assessed by the Committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already derecognized as chargebacks, presented as fraud risk.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

(v)	Liquidity risk

PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. PagSeguro Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure PagSeguro Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

PagSeguro Group invests cash surplus in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At December 31, 2017, PagSeguro Group held cash and cash equivalents of R$ 66,767 (R$ 79,969 at December 31, 2016).

The table below shows PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At December 31, 2017
Payables to third parties	2,890,080	133,070	31,081	26,338	—
Trade payables	81,152	6,032	1,740	1,083	2,437
Trade payables to related parties	—	—	—	39,101	—
Other payables	—	—	—	15,872
At December 31, 2016
Payables to third parties	1,228,922	60,396	10,152	4,561	—
Trade payables	54,125	4,827	63	2,704	—
Trade payables to related parties	—	—	—	76,249	—
Borrowings	—	208,374	—	—	—
Dividends payable and interest on own capital	—	—	—	22,243	—
Other payables	—	—	—	15,244	—

25.	Capital management

PagSeguro Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

During 2016, PagSeguro Group’s strategy was to maintain a gearing ratio of up to 20%. The gearing ratio at December 31, 2016 was as follows:

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

December 31, 2016
Borrowings	205,204
(-) Cash and cash equivalents	(79,969)

Net debt	125,235

Total equity	626,862
Total capital	752,097

Gearing ratio	16.65%

PagSeguro Group had no borrowings as of December 31, 2017.

26.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

◾	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities.

◾	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

◾	Level 3 – Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

At December 31, 2017 and 2016, PagSeguro Group had financial investments whose fair value adjustments is classified as Level 1. PagSeguro Group did not have any other assets measured at fair value in 2017 and 2016.

At December 31, 2016, derivative liabilities measured at fair value are classified as Level 2.

There were no transfers between Levels 1, 2 and 3 during the year.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2017

(All amounts in thousands of reais unless otherwise stated)

27.	Other disclosures on cash flows

Non-cash investing and financing activities

	2017	2016	2015
Transfer of assets and liabilities	—	56,351	399,048
Capitalization of related party transactions	—	26,610	—

The issuance of shares described in Note 18 refers to non-cash consideration.

28.	Subsequent events

(i)	IPO – Initial Public Offering

On January 26, 2018, PagSeguro Digital concluded its global offering of 121,193,388 Class A common shares, of which 50,925,642 were new shares offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offer price was US$21,50 per share. The shares are traded on the New York Stock Exchange (NYSE) since January 24, 2018, under the symbol “PAGS”. The proceeds received from the shares offered by PagSeguro Digital, excluding charges and underwriting fees, totaled approximately US$1,1 billion.

Management expects that the proceeds received by PagSeguro Digital will be used for working capital purposes, future acquisitions and investments in technologies and products complementary to the business.

(ii)	Long-Term Incentive Plan—LTIP

Members of the Company’s management participate in a Long-Term Incentive Plan (“LTIP”), which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital.

Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date, the earliest of which was on July 29, 2015. Under the terms of the LTIP, upon the Company’s IPO the vested portion of each beneficiary’s LTIP rights may, at the discretion of our Board of Directors, either be converted into Class A common shares of the Company at the IPO price or paid to the beneficiary in cash. The conversion rate applicable for any issuance of Class A common shares to be issued in respect of vested LTIP rights may be adjusted, pursuant to each beneficiary’s individual LTIP agreement, if our market capitalization at the date the Company’s IPO is lower or, in some cases, higher than the reference market capitalization set in the LTIP.

As a result, upon the Company’s IPO, the individual LTIP agreements of certain beneficiaries were adjusted to determine conversion at the IPO of our Class A common shares. The Company’s Board of Directors converted all such vested portions of the beneficiaries’ LTIP rights into Class A common shares of the Company at the IPO price, without cash consideration, upon completion the IPO, instead of paying such vested portions in cash. As a result, members of the Company’s management who are beneficiaries under the LTIP as a group received a total of 1,821,043 new Class A common shares upon completion the IPO.

The shares issued under the LTIP are subject to a one-year lock-up period under the terms of the LTIP. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the closing of the IPO. After the close of that one-year period, shares to be issued under the LTIP will no longer be subject to a lock-up.

(iii)	Acquired an additional BIVA

On January 15,2018, PagSeguro Brazil acquired an additional interest of 15.82% in BIVA, bringing our total interest to 75.13% of BIVA’s total share capital. The total amount paid for this acquisition was R$4,600.

*                *                 *