Form 20-F/A
period 2017-12-31
PagSeguro Digital Ltd.
filed 2018-05-04
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Yes  ☒                     No  ☐

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

Our board of directors is composed of five members. Within one year of the date of our initial public offering, the size of our board of directors is expected to increase to seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017, Luis Frias, Eduardo Alcaro and Ricardo Dutra da Silva were appointed on December 18, 2017, Noemia Gushiken was appointed on January 23, 2018 and Marcos de Barros Lisboa was appointed on April 13, 2018. All current members of our board of directors have been appointed to serve for an indefinite period.

We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

The table below sets forth certain information of the current members of our board of directors:

Name	Title	Date of Birth
Luis Frias	Chairman	April 6, 1963
Eduardo Alcaro	Director	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Ricardo Dutra da Silva	Director	December 1, 1975
Noemia Gushiken*	Director	November 3, 1972
Marcos de Barros Lisboa*	Director	August 2, 1964

*	Independent according to SEC and NYSE rules.

We intend to appoint one additional independent board member within one year following our initial public offering.

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

Marcos de Barros Lisboa. Mr. Lisboa has been a member of our board of directors since April 13, 2018. Mr. Lisboa holds a bachelor’s degree and a master’s degree, both in economics, from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro). He also has a Ph.D in economics from the University of Pennsylvania. He was an assistant professor in the economics department at Stanford University from 1996 to 1998 and an assistant professor at the School of Economics of Getulio Vargas Foundation (Fundação Getulio Vargas) from 1998 to 2002. Since 2013, he has worked at Insper, a business, economics and engineering school, initially as vice-president and, since 2015, as president. From 2003 to 2005, Mr. Lisboa served as Secretary of Economic Policy for the Brazilian Federal Ministry of Finance. He also served as president of the Instituto de Resseguros do Brasil from 2005 to 2006 and, from 2006 to 2013, he worked at Itaú-Unibanco, where he served as vice-president from 2009 to 2013.

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

The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil.

Audit Committee

Our board of directors has established an audit committee. Members will serve on this committee until the earliest of (1) the moment they cease to be a director, (2) their resignation or (3) as otherwise determined by our board of directors. Our audit committee currently consists of three members, including Eduardo Alcaro, Marcos de Barros Lisboa and Noemia Gushiken. Eduardo Alcaro is the chairman of our audit committee. Noemia Gushiken and Marcos de Barros Lisboa satisfy the “independence” requirements of the NYSE rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Eduardo Alcaro satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

All directors of PagSeguro Digital Ltd., except for Noemia Gushiken and Marcos de Barros Lisboa, are all beneficiaries under the LTIP.

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

Our directors are Luis Frias, Eduardo Alcaro, Maria Judith de Brito, Ricardo Dutra da Silva Noemia Gushiken and Marcos de Barros Lisboa. Ms. Gushiken and Marcos de Barros Lisboa are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE. We intend to appoint one additional independent director within one year following our initial public offering.

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

Majority of Independent Directors

The NYSE rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Currently, two of our directors, Noemia Gushiken and Marcos de Barros Lisboa are independent. Within one year of the date of our initial public offering, three of our seven directors are expected to be independent. We intend to appoint one additional independent board member within one year following our initial offering.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F 1 through F—47, incorporated herein by reference.

ITEM 19.	EXHIBITS

No.	Description
1.1**	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form F-1/A filed on January 10, 2018).

4.1†**	English translation of the Agreement for the Supply of Equipment – PIN pad Terminals, dated as of June 26, 2014, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., and Net+Phone Telecomunicações Ltda., including 1st Addendum to the Agreement for the Supply of Equipment, dated as of October 21, 2014, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., Densam da Amazônia Industria Eletrônica Ltda., and Net+Phone Telecomunicações Ltda.; 2nd Addendum to the Agreement for the Supply of Equipment, dated as of July 3, 2015, among PAX BR Comercio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., Densam da Amazônia Industria Eletrônica Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 3rd Addendum to the Agreement for the Supply of Equipment, dated as of October 8, 2015, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; Statement of Liability for the Application Signer’s Use on PAX Terminals, dated as of March 9, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda. and Net+Phone Telecomunicações Ltda.; 4th Addendum to the Agreement for the Supply of Equipment, dated as of May 20, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 5th Addendum to the Agreement for the Supply of Equipment, dated as of December 9, 2016, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.; 6th Addendum to the Agreement for the Supply of Equipment, dated as of February 6, 2017, among PAX BR Comercio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda. (incorporated by reference to Exhibit 10.1 of Form F-1 filed on December 26, 2017).

4.2†**	English translation of the Colocation Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Colocation Center – OPT-17/21630, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Glete Colocation Datacenter, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – Tamboré Colocation Center – OPT-17-17/21632, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Tamboré Colocation Datacenter, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.2 of Form F-1 filed on December 26, 2017).

No.	Description
4.3†**	English translation of the Hosting Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Hosting/APM – OPT-17/21629, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Hosting – Tamboré DTC & Licensing Service and Dynatrace Support – RUXIT, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – DDos Protection – OPT-17/21631, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – DDoS Protection, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – WAF – Web Application Firewall – OPT-17/21635, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – WAF – Web Application Firewall, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – Brand Protection – OPT-17/21636, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Technical Proposal – Brand Protection, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; Commercial Proposal – BPAG & NOTANET – OPT-17/21638, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Payment Means Management Services, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.3 of Form F-1 filed on December 26, 2017).

4.4†**	English translation of the Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Allocation of Resources – OPT-17/21087, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Allocation of Resources, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.4 of Form F-1 filed on December 26, 2017).

4.5†**	English translation of the Telecommunications Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – TELECOM Services, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – Lan-to-Lan between Data Centers – Lan-to-Lan, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.5 of Form F-1 filed on December 26, 2017).

4.6†**	License Agreement, dated as of June 18, 2015, between MasterCard International Incorporated and Pagseguro Internet Ltda., including the Acceptance Letter, dated as of June 18, 2015, from MasterCard International Incorporated to Pagseguro Internet Ltda.; the Summary of Licenses Granted, dated as of June 18, 2015; and Supplement to MasterCard License Agreement, effective as of March 11, 2015, between MasterCard International Incorporated and Pagseguro S.A. (incorporated by reference to Exhibit 10.6 of Form F-1 filed on December 26, 2017).

4.7†**	English translation of the Service Agreement, dated as of January 1, 2017, between Pagseguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Commercial Proposal – Managed Services – OPT-17/21628, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda.; and Technical Proposal – IT Asset Management and Monitoring, dated as of January 1, 2017, from UOL Diveo Tecnologia Ltda. to Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.7 of Form F-1 filed on December 26, 2017).

No.	Description
4.8**	Visa Payment Arrangements Participation and Trademark License Agreement, dated as of April 23, 2015, between Visa do Brasil Empreendimentos Ltda. and Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.9**	Advertising Space Assignment Agreement for Insertion of Advertisements, dated as of August 1, 2015, by and between Universo Online S.A. and Pagseguro Internet Ltda., including 1st Addendum to the Advertising Space Assignment Agreement for Insertion of Advertisements, dated as of January 1, 2017 and UOL – Table of Prices – August 2016. (incorporated by reference to Exhibit 10.9 of Form F-1 filed on December 26, 2017).

4.10**	English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.11**	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).

8.1**	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of Form F-1 filed on December 26, 2017).

11.1**	English translation of the UOL Code of Ethics and Conduct.

12.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1**	Consent of Datafolha (incorporated by reference to Exhibit 99.1 of Form F-1 filed on December 26, 2017).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(†)	Portions of this exhibit have been omitted pursuant to the Registrant’s request for confidential treatment.
(**)	Previously filed.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on May 4, 2018.

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