Form 20-F
period 2018-12-31
PagSeguro Digital Ltd.
filed 2019-04-16
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2018

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

As of December 31, 2018, there were 162,168,013 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 165,620,861 Class B common shares, par value of US$0.000025 per share, outstanding.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

i

FORWARD-LOOKING STATEMENTS

This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally under the captions “Item 3. Key Information—Risk Factors, “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”

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

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our interest rates and our level of debt and other fixed obligations;

•	inflation, appreciation, depreciation and devaluation of the real;

•	expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionality to adapt to changes in our industry;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	the impact of increased competition in our market, innovation by our competitors, and our ability to compete effectively;

•	our ability to successfully enter new markets and manage our expansion;

•	our ability to further penetrate our existing client base to grow our ecosystem;

•	our expectations concerning relationships with third parties and key suppliers;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

•	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—Risk Factors.”

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

CERTAIN TERMS AND CONVENTIONS

A glossary of industry and other defined terms is included in this annual report, beginning on page 133.

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

Effect of Rounding

Certain amounts and percentages included in this annual report, including in the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

Market and Industry Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian Internet, payment solutions and e-commerce markets are based on publicly available data published by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or ABECS); comScore, a cross-platform measurement company that measures audiences, brands and consumer behavior, and provides market and analytical data to clients; Datafolha, a research institute and affiliate of UOL created by Grupo Folha, which conducts statistical surveys, election polling and opinion and market surveys for the market at large; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE); the World Bank; SEBRAE; Neoway Business Solutions; Webshoppers; and eMarketer; among others. We also make statements in this annual report about our competitive position and the size of the Brazilian digital payments and e-commerce markets.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual revenues of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the Securities and Exchange Commission, or SEC, determines otherwise). Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

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

Following our IPO on January 23, 2018, PagSeguro Digital began reporting consolidated financial information to shareholders, and PagSeguro Brazil no longer presents consolidated financial statements. PagSeguro Brazil prepares and presents individual financial statements in accordance with Brazilian GAAP, as applicable to payment institutions authorized by the Central Bank.

The following tables summarize financial data for PagSeguro Digital at and for each of the years ended December 31, 2018, 2017, 2016, 2015 and 2014, derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the year ended December 31, 2018, 2017, 2016, 2015 and 2014 derive from our year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes, with offices at Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brazil 05001-903, Caixa Postal 61005. These audited consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. PagSeguro Digital maintains its books and records in reais.

You should read this information in conjunction with the following other information included elsewhere in this annual report:

•	our audited consolidated financial statements and related notes; and

•	the information under “Item 5. Operating and Financial Review and Prospects.”

The following tables present our selected financial and operating data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,
	2018	2018	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Net revenue from transaction activities and other services	585.1	2,267.1	1,224.3	480.0	268.2	160.1
Net revenue from sales	96.7	374.6	471.9	260.6	176.5	48.2
Financial income	365.1	1,414.5	818.6	392.4	219.5	115.8
Other financial income	71.9	278.5	8.6	5.3	10.7	1.8

Total revenue and income	1,118.7	4,334.7	2,523.4	1,138.4	674.9	325.8

Cost of sales and services	(553.5)	(2,144.7)	(1,324.4)	(623.7)	(382.5)	(142.5)
Selling expenses	(90.7)	(351.4)	(245.8)	(199.9)	(162.6)	(81.4)
Administrative expenses	(150.1)	(581.7)	(153.2)	(84.5)	(61.1)	(51.3)
Financial expenses	(8.1)	(31.2)	(104.5)	(68.3)	(29.7)	(11.1)
Other (expenses) income, net	(2.1)	(8.1)	(12.0)	(6.7)	1.3	(3.3)

Profit before Income Taxes	314.2	1,217.6	683.5	155.4	40.3	36.2

Current income tax and social contribution	(46.7)	(180.9)	(215.0)	(7.4)	(2.6)	(9.9)
Deferred income tax and social contribution	(32.6)	(126.3)	10.3	(20.1)	(2.2)	1.0

Income Tax and Social Contribution	(79.3)	(307.2)	(204.7)	(27.6)	(4.8)	(8.9)

Net Income for the Year	235.0	910.4	478.8	127.8	35.5	27.2

Attributable to:
Owners of PagSeguro Digital	234.7	909.3	478.8	127.2	35.1	26.0
Non-controlling interests	0.3	1.1	—	0.6	0.4	1.3

Basic earnings per common share – R$	0.7388	2.8625	1.8254	0.4849	0.1338	0.0990

Diluted earnings per common share – R$	0.7376	2.8582	1.8254	0.4849	0.1338	0.0990

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using a rate of R$3.8748 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “—Exchange Rates” below for further information about recent fluctuations in exchange rates.

OPERATING DATA

	At and For the Years Ended December 31,
	2018(1)	2018	2017	2016	2015	2014
Operating Statistics:
Active merchants at year-end (in millions)	—	4.1	2.8	1.4	0.9	0.5
TPV (in billions)	US$19.7	R$76.1	R$38.5	R$14.1	R$7.4	R$3.7
Average spending per active merchant	US$5,675	R$21,988	R$18,013	R$12,401	R$11,046	R$10,449

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using a rate of R$3.8748 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “—Exchange Rates” below for further information about recent fluctuations in exchange rates.

BALANCE SHEET DATA

The following table presents key line items from PagSeguro Digital’s consolidated balance sheet data:

	At December 31,
	2018	2018	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	713.1	2,763.1	66.8	80.0	6.9	1.2
Financial investments	—	—	210.1	131.2	—	—
Note receivables	2,091.6	8,104.7	3,522.3	1,715.5	1,110.0	665.9
Receivables from related parties	—	—	124.7	300.8	55.9	84.3
Inventories	22.9	88.6	61.6	21.0	41.2	16.1
Taxes recoverable	16.9	65.7	14.4	17.7	5.8	6.7
Other receivables	5.2	20.1	28.0	4.5	21.0	4.3

Total Current Assets	2,849.7	11,042.1	4,028.0	2,270.8	1,240.8	778.6

Non-Current Assets
Judicial deposits	0.4	1.5	0.9	0.5	0.4	0.5
Prepaid expenses	0.2	1.0	0.1	0.1	0.4	—
Deferred income tax and social contribution	—	—	37.0	8.3	6.7	8.1
Property and equipment	17.3	67.1	10.9	4.6	3.8	1.9
Intangible assets	78.9	305.6	158.9	86.1	48.6	28.5

Total Non-Current Assets	96.8	375.2	207.8	99.7	59.9	39.0

TOTAL ASSETS	2,946.5	11,417.3	4,235.8	2,370.4	1,300.7	817.6

	At December 31,
	2018	2018	2017	2016	2015	2014
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	1,116.0	4,324.2	3,080.6	1,304.0	683.1	369.9
Trade payables	42.6	165.2	92.4	61.7	35.3	3.5
Payables to related parties	7.9	30.8	39.1	76.2	92.4	—
Derivative financial instruments	—	—	—	6.6	—	—
Borrowings	—	—	—	205.2	—	—
Salaries and social charges	19.1	73.9	34.3	20.3	13.7	0.4
Taxes and contributions	20.7	80.1	52.1	6.9	3.0	2.8
Provision for contingencies	1.8	7.0	4.6	0.7	—	1.6
Dividends payable and interest on own capital	—	—	—	22.2	3.2	3.1
Other payables	7.6	29.5	15.9	15.2	1.8	4.0

Total Current Liabilities	1,215.7	4,710.8	3,319.0	1,719.2	832.5	385.3

Non-Current Liabilities
Deferred income tax and social contribution	34.1	132.1	42.8	24.4	6.3	5.4
Provision for contingencies	—	—	3.6	—	—	0.3

Total Non-Current Liabilities	34.1	132.1	46.4	24.4	6.3	5.7

TOTAL LIABILITIES	1,249.8	4,842.9	3,365.4	1,743.5	838.8	391.0

TOTAL EQUITY	1,696.7	6,574.4	870.4	626.9	461.9	426.6

TOTAL LIABILITIES AND EQUITY	2,946.5	11,417.3	4,235.8	2,370.4	1,300.7	817.6

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using a rate of R$3.8748 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. See “—Exchange Rates” below for further information about recent fluctuations in exchange rates.

NON-GAAP FINANCIAL MEASURES

We present non-GAAP financial measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP financial measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the year ended December 31, 2018:

For the Twelve Months Ended December 31,
2018
(in millions of reais, except for amounts per share)
Total revenue and income	4,334.7
Less: Foreign exchange gain on IPO and follow-on offering primary share proceeds	(131.3)

Non-GAAP total revenue and income(1)	4,203.4

Total expenses	(3,117.1)
Less: Share-based long-term incentive plan (LTIP)	419.3
Less: Tax related to remittance of IPO and follow-on primary share proceeds (IOF tax)	18.0

Non-GAAP total expenses(2)	(2,679.8)

Profit before taxes	1,217.6
Plus: Total non-GAAP Adjustments	306.0

Non-GAAP profit before taxes(3)	1,523.6

Income tax and social contribution	(307.2)
Less: Income tax and social contribution on non-GAAP adjustments	(148.7)

Non-GAAP deferred income tax(4)	(455.9)

For the Twelve Months Ended December 31,
2018
(in millions of reais, except for amounts per share)
Net income	910.4
Plus: Total non-GAAP adjustments	157.3

Non-GAAP net income(5)	1,067.7

Basic earnings per common share—R$	2.8625
Diluted earnings per common share—R$	2.8582

Non-GAAP basic earnings per common share—R$(6)	3.3578
Non-GAAP diluted earnings per common share—R$(6)	3.3527

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our January 2018 IPO proceeds and June 2018 follow-on offering proceeds in the amount of R$131.3 million in the year ended December 31, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our IPO and our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our January 2018 IPO proceeds and June 2018 follow-on offering proceeds is included within Other financial income. Other financial income in the amount of R$278.4 million is therefore adjusted by excluding the foreign exchange gain on our January 2018 IPO proceeds and June 2018 follow-on offering proceeds, resulting in non-GAAP Other financial income in the amount of R$147.2 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$419.3 million, consisting of expenses for equity awards under the LTIP. We exclude stock-based compensation expenses from our non-GAAP financial measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services, Administrative expenses and Selling expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$2,144.7 million is adjusted by R$58.8 million resulting in non-GAAP Cost of sales and services of R$2,084.9 million; Administrative Expenses in the amount of R$581.7 million is adjusted by R$359.2 million resulting in non-GAAP Administrative expenses of R$222.5 million; and Selling expenses in the amount of R$351.4 million is adjusted by R$0.3 million resulting in non-GAAP Selling expense of R$351.1 million.

(b)

Tax related to remittance of January 2018 IPO proceeds and June 2018 follow-on offering proceeds (IOF tax) in the amount of R$18.0 million in the year ended December 31, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO and our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of January 2018 IPO proceeds and June 2018 follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$31.2 million is therefore adjusted by excluding the IOF tax, resulting in non-GAAP Financial expenses in the amount of R$13.2 million.

(3)	Non-GAAP Profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Non-GAAP Income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on our January 2018 IPO proceeds and June 2018 follow-on offering proceeds of R$131.3 million, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

(5)	Non-GAAP Net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP Basic earnings per common share and non-GAAP Diluted earnings per common share reflect the adjustments to non-GAAP Net income, which is allocated in full to Owners of the Company.

Financial Information U.S. Dollars

We have translated some of the real amounts included in this annual report into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$3.8748 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2018 as reported by the Central Bank. See “—Exchange Rates” below for more information regarding the real/U.S. dollar exchange rate.

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

For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2018, 61% of our customers accessed our platforms through mobile devices, compared with 44% in the year ended December 31, 2017. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.

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

Our success and ability to process payments and provide high quality customer service depend on the efficient and uninterrupted operation of our computer and information technology systems. Any failure of our computer systems and information technology to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in product fulfilment and reduced efficiency of our operations. Any failures, problems or security breaches may mean that fewer customers are willing to purchase the products we offer in the future. Factors that could occur and significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers; in addition, security breaches related to the storage and transmission of proprietary information or customer information, such as credit card numbers or other personal information. Also, if too many customers access our sites within a short period of time due to any reason, we have experienced in the past and may in the future experience system interruptions that make our sites unavailable or prevent us from efficiently completing payment transactions, which may reduce the attractiveness of our products and services. We cannot assure you that such events will not occur. While we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning does not account for all possible scenarios.

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

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security could interrupt our operations, result in our systems or services being unavailable, result in improper disclosure of data, materially harm our reputation and brand, result in significant legal and financial exposure, lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business and results of operations. In addition, any breaches of network or data security at our customers, partners or vendors (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to claims against us.

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

Currently, several rules, such as the Federal Constitution, the Consumer Protection Code and the Internet Civil Registry regulate personal data processing in Brazil. Efforts to protect personal data created and/or made available in our systems may not guarantee that these protections are fully adequate and that they fully comply with the rules established by the current legislation. Failure to comply with certain provisions of applicable law, especially as regards (i) providing clear information on the data processing operations we perform, (ii) respect for the purpose of the original data collection; (iii) legal deadlines for the storage and exclusion of user data, and (iv) the adoption of legally required security standards for the preservation and inviolability of the processed personal data, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

Data protection and privacy laws in Brazil are changing to take into account cultural and local consumer attitudes towards personal data protection. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

In 2017, Law No. 13,709/2018, the General Data Protection Act (Lei Geral de Proteção de Dados), or GDPA, was signed, which will come into force in August 2020 and will change personal data protection in Brazil. The GDPA establishes a new legal framework covering personal data processing, including client, supplier and employee data. The GDPA establishes, among others, personal data owners’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority.We have begun initial preparations to comply with the GDPA ahead of its August 2020 effective date, however we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. In the event of non-compliance with the GDPA, we may be subject to penalties including information disclosure to authorities, elimination of personal data and a fine, per infraction, of up to 2% (subject to an upper limit of R$50,000,000) of our billings in Brazil during the last fiscal year, excluding taxes.

The GDPA and other laws and regulations that may be passed in the future may be interpreted and applied differently over time and from jurisdiction to jurisdiction. It is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure to comply with (i) our privacy policies, (ii) any regulatory requirements or orders, (iii) or other local, state, federal, or international privacy or consumer protection-related laws and regulations could materially and adversely affect our business.

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

In December 2014, PagSeguro Brazil applied for authorizations from the Central Bank relating to three of our digital payments activities, and those authorizations were formally approved on October 17, 2018. The activities involved are the PagSeguro digital account, our issuance of PagSeguro prepaid cards, and our activities as an acquirer. We applied for these authorizations because those businesses began to be regulated by Brazilian Federal Law No. 12,865/2013. PagSeguro Brazil also applied in February 2019 to the Central Bank for authorization to conduct activities as a payment institution in order to act as an issuer of post-paid cards within third-party payment schemes. This authorization was formally approved on March 16, 2019.

In addition, the early payment of receivables feature that we offer merchants makes up a significant portion of our activities. Law No. 12,865/2013 prohibits payment institutions such as PagSeguro Brazil from performing activities that are restricted to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected. For further information regarding these regulatory matters, see “Item 4. Information on the Company—Regulation—Regulation of the digital payments industry in Brazil.”

Furthermore, if we are found to be in violation of any current or future regulations, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil. We could also be subject to private lawsuits. Any of these consequences could seriously harm our business and results of operations.

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

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, change regularly, and it is common for taxpayers to challenge such changes, which may result in additional tax assessments and penalties for our company.

In this sense, we are involved in tax proceedings based on differences of interpretation between us and the Brazilian tax authorities regarding tax laws and regulations. For further information, see “Item 8. Financial Information—Tax and Social Security Proceedings.”

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

Our quarterly results of operations may vary significantly and are not necessarily an indication of future performance. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business. In addition, we operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarters of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. In addition, businesses operating in Brazil, such as ours, tend to experience relatively fewer transactions during certain international sporting events, such as the soccer World Cup.

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

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

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

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, since 2018 we have been required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

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

At December 31, 2018, we had approximately 3,500 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for noncompliance that could harm our results of operations.

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

We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. At December 31, 2018, we had recorded R$7.2 million in provisions for current civil and labor proceedings and no provisions for non-current proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.

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

Natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or other events, such as wars, acts of terrorism, political events, environmental accidents, power shortages or communication interruptions could seriously harm our business. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and seriously harm our business, financial condition and results of operations. In addition, our net sales could be significantly reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil or any other jurisdictions where we may operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by natural disasters, health epidemics or other major events.

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

In addition, Brazil is currently experiencing a recession and weak macroeconomic conditions are expected to continue through the first six months of 2019, while the social security reform proposal remains pending, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.” We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

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

Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the slow economic recovery and the still high fiscal vulnerability, several Brazilian macroeconomic fundamentals improved during 2017-18. The main highlight was the deceleration of inflation and the achievement of historically low interest rates.

The economic outlook for 2019 continues to face significant uncertainties. The Brazilian economy is expected to continue recovering at a moderate pace. The median market forecast currently predicts that the GDP growth rate will accelerate from 1.1% in 2018 to around 2.5% in 2019 (according to Focus Report on January 4, 2019).

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment.

Under “Operação Lava Jato” members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned and private companies, have faced allegations and, in certain cases, convictions, or, also, entering into plea bargains, related to crimes of political corruption, involving alleged bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed, in addition to alleged personal enrichment of the recipients of the bribes and the favoring of companies in contracts with the Brazilian government. Furthermore, certain of these companies have or are also facing investigations, and, in certain cases, being convicted by the competent authorities, such as the Brazilian Securities Commission (Comissão de Valores Mobiliários), the SEC and the United States Department of Justice. Certain of these companies have chosen to enter into leniency agreements with the competent authorities, when possible. The potential outcome of these investigations, convictions, plea bargaining and leniency agreements is still uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, political parties and on the general market perception of the Brazilian economy and political environment. We cannot predict whether such investigations will lead to further political and economic instability or whether new allegations against government officials, officers and/or companies will arise in the future. In addition, we cannot predict the outcome of any such investigations or allegations nor their effect on the Brazilian economy.

We also cannot predict which policies the current President of Brazil, Jair Bolsonaro, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. During his presidential campaign in 2018 and at the start of his four-year term beginning in January 2019, Bolsonaro reportedly favored the privatization of state-owned companies, economic liberalization, new pension legislation and tax reforms. However, there is no guarantee that Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured congress. Moreover, Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain social views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our Class A common shares. Furthermore, uncertainty over whether the current Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies.Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 3.75%, 2.95% and 6.29% in 2018, 2017 and 2016, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018, where it currently remains. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate, between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 19.8% appreciation of the real against the U.S. dollar during 2016. Between year-end 2016 and year-end 2017, the real remained relatively stable, depreciating 1.5% against the U.S. dollar. Between year-end 2017 and 2018, the real depreciated greatly, by 16.9%, against the U.S. dollar, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S. dollar on December 31, 2018. There can be no assurance that the real will not again appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, growth of 1.1% in both 2017 and 2018. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Brazil has lost its investment grade sovereign debt credit rating with the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BBB+ to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. In April 2018, Moody’s reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms. Fitch downgraded Brazil’s sovereign credit rating to BB with a negative outlook in February 2016, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in May 2017 to BB- with a negative outlook. As Brazil’s credit ratings are closely linked to the proposed social security reform, expected to occur in 2019, Brazil’s credit ratings may suffer if this proposal is not approved.

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

Risks Relating to Our Class A Common Shares

UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 91.1% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 50.5% of our issued share capital. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 91.1% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

As of March 31, 2019, we had outstanding 162,267,064 Class A common shares (including treasury shares) and 165,620,861 Class B common shares. All Class B common shares are beneficially owned by UOL. Subject to the lock-up agreements described below, the Class A common shares sold in our June 2018 follow-on offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

PagSeguro Digital has agreed with the underwriters to its June 2018 follow-on offering, subject to certain exceptions, not to offer, sell or dispose of any shares in its share capital or securities convertible into or exchangeable or exercisable for any shares in its share capital during the 12 month period following June 21, 2018, the date of our follow-on offering. UOL has also agreed to lock-up restrictions for 12 months following the June 21, 2018, the date of our follow-on offering, in substantially similar terms, except that the lock-up restrictions applicable to UOL are not subject to any exceptions. The lock-up restrictions applicable to PagSeguro Digital and UOL are not subject to waiver by the underwriters of the June 2018 follow-on offering. The lock-up agreement entered into by PagSeguro Digital is subject to the exceptions described in “Item 10. Additional Information—Common Shares Eligible for Future Sale,” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Sales of a substantial number of our common shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

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

We may issue additional equity securities to raise capital, make acquisitions, or for a variety of other purposes. Additional issuances of our shares may be made pursuant to the exercise or conversion of convertible debt securities, warrants, stock options or other equity incentive awards such as the LTIP and LTIP-Goals. Any strategic partnership, issuance or placement of shares and/or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.

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

In July 2017, S&P Dow Jones, a provider of widely followed stock indices, announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in certain of their indices. As a result, our Class A common shares are not eligible for these stock indices. Additionally, since September 2017, FTSE Russell, another provider of widely followed stock indices, requires new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. UOL controls approximately 91.1% of the voting power of our outstanding share capital. Many investment funds are precluded from investing in companies that are not included in such indices, and these funds would be unable to purchase our Class A common shares if we were not included in such indices. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones and FTSE Russell in the future. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

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

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law of the Cayman Islands (as amended), or the Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, our auditors do not have to comply with any new auditing standards promulgated by the PCAOB (unless the SEC determines otherwise) or attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual revenues of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer and (2) the date on which we have issued more than US$1.00 billion in nonconvertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a company that is not an emerging growth company.

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

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets (including goodwill), all of which are subject to change, and which may be determined in large part by reference to the market value of our shares, which may be volatile. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets (including goodwill) and income for this purpose, and the application of these rules is uncertain in some respects. Our status as a PFIC may also depend, in part, on how we utilize the cash proceeds from our January 2018 IPO and June 2018 follow-on offering, in our business. Accordingly, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

If we were classified as a PFIC, special adverse U.S. federal tax rules would generally apply to a United States Holder (as defined in “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations”) that holds our Class A common shares. United States Holders are urged to consult their own tax advisors with respect to the potential tax consequences of the PFIC rules to their particular circumstances.

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

Overview

We are a disruptive provider of financial technology solutions focused primarily on Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital payment solutions;

•	In-person payments via POS devices that we sell to clients;

•	Free digital accounts;

•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and

•	Operating as an acquirer.

Our end-to-end digital ecosystem enables our customers not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in June 2017, 75% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their PagSeguro digital accounts, without the need for a bank account. Our digital account offers more than 35 cash-in methods and eight cash-out options including our PagSeguro prepaid card, all using our proprietary technology platform and backed by the trusted PagSeguro and UOL brands. Our digital ecosystem also features other digital financial services, business management tools and functionalities for our clients.

At December 31, 2018, the PagSeguro network consisted of active clients in all 26 states and the Federal District in Brazil. Our business has continued to grow rapidly, despite the major macroeconomic slow-down in Brazil since 2014:

•

At December 31, 2018, our active merchants totaled 4.1 million, representing an increase of 48.2% compared with R$2.8 million at year-end 2017. Our active merchants at year-end 2017 represented an increase of 92.9% compared with R$1.4 million at year-end 2016.

•	In 2018, our TPV totaled R$76.1 billion, representing an increase of 97.9% compared with R$38.5 billion in 2017. Our TPV in 2017 represented an increase of 173.0% compared with R$14.1 billion in 2016.

•

In 2018, our average spending per active merchant totaled R$ 21,988, representing an increase of 20% compared with R$18,374, in 2017. Our average spending per active merchant in 2017 represented an increase of 48.1 % compared with R$12,404 in 2016.

•

In 2018, our Total revenue and income totaled R$4,334.7 million, representing an increase of 71.8% compared with R$2,523.4 million in 2017. Our Total revenue and income in 2017 represented an increase of 121.7% compared with R$1,138.4 million in 2016. The principal components of our Total revenue and income posted the following growth:

•

Our two net revenue items (Net revenue from transaction activities and other services and Net revenue from sales) together totaled R$2,641.7 million in 2018, an increase of 55.7% compared with R$1,696.2 million in 2017. The total of these net revenue items in 2017 represented an increase of 129.0% compared with R$740.6 million in 2016.

•

Our Financial income totaled R$1,414.5 million in 2018, an increase of 72.8% compared with R$818.6 million in 2017. Financial income in 2017 represented an increase of 108.6% compared with R$392.4 million in 2016.

•

In 2018, our Net income for the year totaled R$910.4 million, representing an increase of 90.1% compared with R$478.8 million in 2017. Net income for the year in 2017 represented an increase of 274.6% compared with R$127.8 million in 2016.

Brazil has approximately 7.9 million Individual Micro Entrepreneurs, 4.5 million Micro Companies, 0.5 million SMEs and 0.04 million Large Companies according to SEBRAE (Portal do Empreendedor) and IBGE. Micro Entrepreneurs and Micro Companies represent a major market opportunity, as most of them remain unbanked and seek digital payments solutions. In addition, according to SEBRAE, the number of Individual Micro Entrepreneurs in Brazil increased by approximately one million each year from 2010 to 2017, from 780 thousand to 7.9 million (which amount remained stable in 2018). We believe that by continuing to migrate these Individual Micro Entrepreneurs and Micro Companies into our ecosystem, we can continue to drive significant additional revenue growth in the coming years. At the same time, we will continue to introduce more value-added products and services targeted at larger clients. For example, in February 2018, we announced a new functionality for our Monderninha Wi-Fi and Moderninha Pro, enabling multiple merchants to share a single POS device; in March 2018, we launched our Minizinha Chip, a POS device that combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket and comes with its own SIM card and a free data plan, thus no longer requiring smartphone pairing like traditional mPOS devices; in May 2018, we launched our Moderninha Plus, the next-generation substitute for our highly successful Moderninha Wi-Fi, now with an improved physical keyboard, a faster processor and double the battery life; and in September 2018, we launched our Moderninha Smart, a modern, portable and fully integrated Android based POS device that offers a full integration of hardware, our apps and a fast and secure payments network.

The 2015 Reorganization of PagSeguro Brazil

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

From January 1, 2014 through July 31, 2015, certain of the assets and liabilities, revenues, costs and expenses directly related to the PagSeguro business were already controlled separately from UOL’s other activities. On the other hand, certain other corporate balances and transactions relating to the PagSeguro operations were not accounted for separately within UOL; these have been allocated to our audited consolidated financial statements for the period from January 1, 2014 through July 31, 2015 based on assumptions similar to those used after August 1, 2015, when the PagSeguro business was transferred to PagSeguro Brazil.

Prior to the completion of our IPO, PagSeguro used centralized cash management with UOL. Consequently, all amounts received or paid in connection with the PagSeguro business were recognized as balances between related parties in our audited consolidated financial statements. This approach is consistent with the treatment of our audited consolidated financial statements prior to August 1, 2015, which were prepared on a carve-out basis. PagSeguro’s cash management was separated from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that related to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our IPO, and all such balances were repaid by UOL following completion of our IPO.

In addition, during 2016, UOL transferred its 100% interest in Net+Phone and its 75% interest in Boa Compra to PagSeguro Brazil as a capital contribution, and PagSeguro Brazil purchased the remaining 25% non-controlling interests in Boa Compra from its minority shareholders.

Our History

UOL launched PagSeguro in 2006, acquiring a Brazilian digital payments startup and combining it with UOL’s own know-how in Internet services. Initially launched as an online payment platform, PagSeguro aimed to provide the digital payment infrastructure necessary to support the growth of e-commerce in Brazil and by 2016 we were considered the largest Brazilian online payment company in terms of TPV, according to data compiled by Ebit. UOL’s credibility in the Brazilian Internet sector was key to this successful launch, and remains so today. Founded in 1996, UOL is Brazil’s largest Internet content, digital products and services company. According to comScore, 90.4 million unique visitors (approximately 75% of Brazilian internet users) accessed a UOL website in April 2018. The PagSeguro and UOL brands together gave Brazilian online consumers the confidence to use their sensitive personal and financial data on our payments platform, in order to shop online easily and safely. As an example of our commercial initiatives to instill trust and safety in online shopping, we introduced our escrow service where we hold the consumer’s payment for a set period of time following the purchase, as a precaution in case of a commercial claim.

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

In 2014, we applied to the Central Bank to become an authorized payment institution under Brazilian Federal Law No. 12,865/2013. Since we were already accredited by Sorocred as an acquirer, the Central Bank regulations permit us to continue carrying out our activities until the authorization is granted, as further described in “—Regulation—Regulation of the digital payments industry in Brazil.”

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

In 2017, we launched PlugPag, our POS device Minizinha, EFTPOS, our i-Banking app PagSeguro Minha Conta and Pag.ae and other new services such as our Facebook chatbot, reconciliation services and one-day approval for merchants who wish to obtain early payment of their installment receivables. The launch of our EFTPOS integration solution made us the first payment provider in Brazil to connect POS devices to a merchant’s sales system. We also obtained accreditation as an issuer with Visa, established partnerships with major meal voucher schemes VR and Alelo, and obtained accreditation as an acquirer with Hipercard. Furthermore, in October 2017, we acquired a controlling interest in Bivaco Holding S.A., or BIVA, an online platform that facilitates peer-to-peer lending. Between November 2017 and April 2018, we acquired an additional interest in BIVA, bringing our total interest to 77.4% of BIVA’s share capital. The total amount we paid for our shareholding in BIVA was R$23.9 million.

In January 2018, we carried out our IPO, in which we and UOL offered and sold a total of 121,193,388 of our Class A common shares. Our Class A common shares are listed on the NYSE. In February 2018, we announced a new functionality for our Moderninha Wi-Fi and Moderninha Pro, enabling multiple merchants to share a single POS device, and in March 2018, we launched our Minizinha Chip, a POS device that combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket and comes with its own SIM card and a free data plan, thus no longer requiring smartphone pairing like traditional mPOS devices. In May 2018, we launched our Moderninha Plus, the next-generation substitute for our highly successful Moderninha Wi-Fi, now with an improved physical keyboard, a faster processor and double the battery life. In June 2018, we carried out a follow-on offering, in which we and UOL offered and sold a total of 35,950,000 of our Class A common shares. In September 2018, we launched our Moderninha Smart, a modern, portable and fully integrated Android based POS device that offers a full integration of hardware, our apps and a fast and secure payments network. In October 2018, our board of directors authorized a share repurchase program under which our management is responsible for determining the timing and number of shares to be acquired, within the limits established by the board of directors. For more information on our share repurchase program, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” In December 2018, we acquired Tilix Digital S.A., or Tilix. Tilix provides software development for managing payment solutions for business-to-customer, or B2C, and business-to-business, or B2B.

In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed Bancoseguro S.A. in February 2019), or Bancoseguro, through BS Holding Financeira Ltda., or BS Holding, a holding company incorporated under PagSeguro Digital. Bancoseguro holds a multi-bank license to provide financial services. We expect that this acquisition will allow us to expand our products and services offering. As a financial institution, Bancoseguro is subject to Law 4,595/64 and the rules of the CMN and the Central Bank.

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

The PagSeguro Ecosystem

Our end-to-end digital ecosystem operates as a closed loop where our clients are able to address their main day to day financial needs, including receiving and spending funds and managing and growing their businesses. Clients do not need to purchase a POS device in order to gain access to our end-to-end digital ecosystem. Our main products and services fall into the following categories, described in further detail below:

•	the free PagSeguro digital account, around which all our functionalities and services are designed

•	more than 35 cash-in solutions

•	early payment of merchants’ installment receivables

•	advanced built-in functionalities as well as value-added services and features

•	a variety of cash-out methods

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

Merchants can sign up for a free PagSeguro digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. Our online contract is typically for an indefinite term, but for certain clients who generate higher TPV, we may offer contracts with terms between 12 and 24 months. By signing up with us, merchants can automatically start accepting more than 35 cash-in methods, all with antifraud protection, and can begin accessing our business management tools. For merchants who require more complex functionalities, we offer value-added services and features such as the early payment of installment receivables for merchants, accounting reconciliation and shipping solutions. With our free PagSeguro digital account, merchants may request the transfer of their account balance to a bank account and also use our products and services to spend their account balance or other funds directly on our platform by (i) buying online, (ii) making peer-to-peer transfers or (iii) transferring their balance to the PagSeguro prepaid card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.

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

•	Online and In-Person Payment Tools

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

Web Checkout: Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing and order tracking. We offer three different levels of web checkout integration: “Redirect,” “Lightbox” and “Transparent,” all of which are easy to set up and customize. We supply our code and documentation to the merchant free of charge, allowing the merchant to select and implement the web checkout solution that best meets his or her needs.

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

We offer a comprehensive suite of POS devices, from our entry-level Minizinha to the Moderninha Smart. These POS devices are offered separately from our transaction services.

•

The Minizinha mPOS device connects via Bluetooth to our free POS app PagSeguro Vendas installed on the merchant’s smartphone and provides a simple yet secure means to accept payment cards. The Minizinha provides receipts via SMS for the consumer. We offer the Minizinha for a purchase price of 12 monthly installments of only R$4.90 (or US$1.26), appealing to the Micro-Merchants and SMEs who plan their own business expenses on a monthly basis.

•

The Minizinha Chip mPOS device combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket. This mPOS device that comes with its own SIM card and a free data plan, improving the merchant experience by no longer requiring smartphone pairing like traditional mPOS devices. These features make the Minizinha Chip appealing to Micro-Merchants and SMEs seeking mobility and convenience. We offer the Minizinha Chip appealing to Micro-Merchants and SMEs seeking mobility and convenience. We offer the Minizinha Chip for a purchase price of 12 monthly installments of only R$9.90 (or US$2.55).

•

For businesses with greater needs we offer three more sophisticated units, the Moderninha Plus (priced at 12 monthly installments of R$19.90 (or US$5.14)), the Moderninha Pro (priced at 12 monthly installments of R$35.90 (or US$9.26)) and the Moderninha Smart (priced at 12 monthly installments of R$39.90 (or US$ 10.30)). The Moderninha Plus, which provides consumer receipts via SMS, is aimed at merchants who generate lower transaction volumes; while the Moderninha Pro, which provides consumer receipts via SMS or in paper form, is aimed at merchants who generate higher transaction volumes. The Moderninha Pro is the first single unit to offer GPRS/2G/3G chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. The device switches automatically between the various connection formats. In February 2018, we launched a new functionality for the Moderninha Pro and Moderninha Wi-Fi (substituted for the Moderninha Plus in May 2018), enabling several merchants to share a single POS device (each terminal can serve up to six digital accounts, handling sales transactions for each account separately). The Moderninha Smart has all the features of the Moderninha Pro, plus the integration of a product catalogue and inventory management software, an installment payment calculator, boleto issuance and payment links. The integration of software and hardware helps merchants be more productive and better serve their clients.

We also offer a virtual POS terminal via our free Android and iOS app that enables the merchant’s smartphone to be used as a POS device for credit card payments with no external hardware. The merchant types the consumer’s card number into the app, with security provided via network encryption.

We generate revenues from our sales of POS devices to merchants, in addition to the commissions generated on the credit, debit and meal voucher card transactions processed through the device. All POS devices are set up to offer up to 12 monthly installments on credit card payments at the point of purchase if the consumer chooses.

We currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The Agreement for the Supply of Equipment, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX and Transire to Net+Phone and the standard terms and conditions governing this supply of POS devices. PAX and Transire together serve as our main supplier of POS devices. Consideration payable to PAX and Transire under this agreement is determined by the number of POS devices ordered by Net+Phone. For more information, see Item 3. Key Information—Risk Factors—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.

•	Payment Methods

The free PagSeguro digital account provides more than 35 cash-in methods, including the items listed below. Our cash-in methods can be accepted through web checkout, in-app checkout, or in-person using our POS devices. For debit card transactions, card issuers in Brazil pay us as acquirer on the first business day following the consumer transaction; and for credit card transactions, card issuers in Brazil pay us as acquirer on the 30th business day following the consumer transaction. We believe our pricing model is simple, transparent and easy to understand, when compared with that of incumbent payment processing providers, which is typically determined based on a mix of volume, card scheme and payment method. We believe that these incumbent providers have little incentive to make aggressive price changes as they may run the risk of cannibalizing their own merchant base as a result.

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

Similar to bank transfers, consumers can make cash deposits at a bank branch or ATM directly to PagSeguro digital accounts – either to a merchant’s digital account to pay for a product or service, or to the consumer’s own digital account. We generate MDR commissions on payments made via cash deposit to a merchant’s PagSeguro digital account. There is no MDR or any other commission charged by us when consumers add funds to their own PagSeguro digital account.

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

Prior to our IPO, we funded the working capital for this early payment service using debt incurred by us. In addition, in November 2017 we set up a Brazilian investment fund to purchase and hold receivables known as a FIDC through which we may raise debt to finance the early payment of receivables feature. The FIDC is controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. The FIDC uses the capital it raises to finance the growth of this early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection to the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. For further information regarding the FIDC, see “—Organizational Structure.”

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

Our Purchase Protection solution adds multiple layers of security for online purchases made on our platform. As a payment card industry, or PCI, compliant company, we do not share consumer credit card data or sensitive information with merchants, helping to prevent fraud and data misuse. For added protection to online consumers, our ecosystem holds consumer payments in escrow for a set period after purchase. If there is no consumer complaint, the funds are typically released to the merchant in two weeks from the purchase date. If a problem occurs with the purchase and the transaction is eligible for Purchase Protection, the consumer can file a claim and, if requested, we will act as mediator to help resolve the issue with the merchant. If the issue is not resolved, we reimburse the consumer for the full purchase price plus shipping costs. In the year ended December 31, 2018, only 0.13% of our online transactions required claim mediation and for those that did, the average time for claim mediation settlement was 16 days. 81% of the disagreements related to non-receipt of a purchase, and 33% were resolved in favor of the merchant.

✓	Antifraud platform

In addition, our IT background combined with the 11 years of historical transaction data we have amassed since our launch allow us to develop proprietary technology and gain expertise against online fraud and chargebacks related to fraudulent transactions in Brazil. Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrix. The antifraud platform is fully integrated into our ecosystem, and features processes designed to monitor potential fraud in real time, tracking transaction approvals and denials, enabling us to maintain high transaction approval rates and low incidences of fraud.

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

Our related eWallet app, currently available in the Google Play store, offers an in-app card scanner and allows clients to use the credit card information saved in their eWallet to pay any PagSeguro merchant via their smartphone. In addition, using a QR code feature that is currently in the pilot phase, consumers will be able to make purchases with our eWallet app by simply scanning the QR code (created using our proprietary QR code technology) generated by the merchant’s PagSeguro Vendas app, Moderninha Pro, Moderninha Smart or Moderninha Wifi. After scanning the QR code, the consumer’s eWallet app will authenticate and finalize the transaction by scanning the consumer’s fingerprint on his or her smartphone.

✓	POS App (PagSeguro Vendas)

Our free sales app PagSeguro Vendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout. Items can be grouped, categorized, sorted, and linked to inventory management. PagSeguro Vendas is user-friendly and secure, and fully integrated with our merchants’ free PagSeguro digital accounts and the Moderninha Pro, Moderninha Smart, Moderninha and Minizinha POS devices. As of March 31, 2019, PagSeguro Vendas was rated an average of 4.8 stars by 85 thousand reviewers in Apple’s Brazilian app store and 4.4 stars by 86 thousand reviewers in the Android app store.

✓	PagSeguro Minha Conta (i-Banking App)

Our free digital account app, PagSeguro Minha Conta, is a transaction and digital account management app available for smartphones and tablets running iOS or Android which provides our clients with an easy and practical way to manage their transactions and account balances. Through PagSeguro Minha Conta, our clients can pay their bills and transfer their account balances directly to their PagSeguro prepaid cards or third-party financial institutions. PagSeguro Minha Conta also provides real-time statements of a user’s historical account and PagSeguro prepaid card activity. As of March 31, 2019, PagSeguro Minha Conta was rated an average of 4.8 stars by 219 thousand reviewers in Apple’s Brazilian app store and an average of 4.8 stars by 316 thousand reviewers in the Android app store. In addition, beginning in June 2018, users of our i-Banking app PagSeguro Minha Conta will have the option to top up credits on their prepaid mobile phones.

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

We offer merchants a platform for reconciling their digital transaction revenues and the related fees with their bank account balance and accounting records. This service offering ramped up significantly with our acquisition of R2Tech Informática S.A., or R2Tech, a company specialized in reconciliation, and is backed by our expertise in middleware and back-office solutions processing. We generate revenues from this service in the form of a flat commission per transaction reconciled for the client.

✓	Peer-to-Peer Lending

Through our 77.4% controlling interest in BIVA, which we acquired between October 2017 and April 2018, we facilitate peer-to-peer lending services. This activity consists of connecting a borrower to a lender or group of lenders. We generate revenues from this service in the form of a commission per transaction, plus a performance fee if the lenders’ return on their portfolio of loans exceeds certain targets. The lenders take the full credit risk on the loans; as intermediary between lender and borrower, we are not exposed to this credit risk.

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

Our Moderninha Smart and Moderninha Pro have built-in technology that measures the consumption of POS receipt paper. This technology, combined with an advanced logistics system, allows us to deliver replacement paper rolls to the merchant automatically in advance. We believe this tool increases merchant satisfaction while reducing inquiries and the related customer service costs. We consider this service a loyalty initiative and provide it free of charge.

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

In February 2018, we launched an innovative functionality for both our Moderninha Wi-Fi and Moderninha Pro which enables multiple merchants to share a single POS device. Our Moderninha Smart (which we launched in October 2018) also has this functionality. With this new functionality, each of these POS devices can serve up to six digital accounts, handling sales transactions for each account separately and allowing entrepreneurs and merchants to manage multiple businesses using a single POS device. The launch of this new functionality, innovative in the Brazilian market, furthers our continuous process of democratization and greater penetration of our payment terminals for entrepreneurs and merchants across all types of businesses.

✓	Cash-Out Solutions

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

Our PagSeguro MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagSeguro digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can therefore receive payments from sales transactions into their PagSeguro digital account and spend that money directly using the PagSeguro prepaid card, without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagSeguro POS or mPOS device. The PagSeguro prepaid card does not require credit checks on the merchant or preapproval for issuance. At December 31, 2018, more than 1.4 million PagSeguro prepaid cards had been issued.

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

✓	Bill payment

Clients can pay a wide variety of bills, such as utilities, consumer, tax and other boletos, through our i-banking app PagSeguro Minha Conta using the cash balance in their PagSeguro digital account. There is no cost to our clients for using this feature. We receive revenues in the form of a flat fee from the issuer of the bill for each bill payment processed.

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

Using Boa Compra, international online merchants, such as Valve (Steam), Electronic Arts and Riot Games, can provide their end-users with local payment methods, leveraging conversion rates and unlocking the market potential of cross-border e-commerce. The Boa Compra platform features an integrated web-checkout solution which allows clients to save their credit card information for future transactions and enables international checkout by offering users more than 140 payment methods in multiple currencies, including our proprietary digital currency Créditos Gold. Créditos Gold can be purchased online through Boa Compra’s online digital gaming portal Go4Gold in Brazil, Chile, Peru, Mexico, Portugal and Turkey. Once purchased, Créditos Gold can be used immediately to make in-app purchases. When Brazilian consumers, for instance, make a purchase abroad using Boa Compra, we organize the remittance of the funds outside Brazil on behalf of each customer in accordance with Central Bank regulations using the consumer’s Brazilian taxpayer identification number.

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

We offer the following major benefits for both merchants and consumers:

•

Customers do not need a bank account to join our ecosystem. With a 100% online onboarding process (as compared with the offline onboarding process of incumbent providers, which typically requires a technician to install the POS device), without paperwork, quick turnaround and a high acceptance rate, we offer access to our advanced digital payment processing and receivables early payment features. We accept merchants who are either individuals or companies. The incumbent providers, on the other hand, generally require their clients to have bank accounts and do not offer online onboarding, which we believe reduces their ability to reach lower volume clients, even with lower pricing.

•

We offer a full suite of more than 35 cash-in options under a single contract, with security and reliability, plus eight cash-out options including bank transfers, online purchasing, and spending both in-person and online as well as cash withdrawals using our PagSeguro prepaid card.

•

Our pricing model for all of our services and features – whether transaction fees, early payment of installment receivables or sales of POS devices – is simple, transparent and easy to understand. For example, we offer the Minizinha mPOS device for a purchase price of 12 monthly installments of only R$4.90 (or US$1.26), the Minizinha Chip mPOS device for a purchase price of 12 monthly installments of only R$9.90 (or US$2.55), the Moderninha Plus for a purchase price of 12 monthly installments of R$19.90 (or US$5.14), the Moderninha Pro for a purchase price of 12 monthly installments of R$35.90 (or US$9.26) and the Moderninha Smart (which we launched in October 2018) for a purchase price of 12 monthly installments of R$39.90 (or US$10.30). We also offer promotions on our MDR pricing, such as our April 2018 promotion offering new merchant clients a reduced MDR rate of 0.99% on credit and debit card transactions without installments up to R$10,000 in value. In May and June 2018, our promotional campaign offered new merchant clients a MDR rate of 0% on credit and debit card transactions without installments up to R$1,500 in value.

•

Our social payment solutions, such as Pag.ae, allow both consumers and merchants to use their PagSeguro account to request payments via web links sent through e-mail, social networks or messaging services such as WhatsApp.

•

We offer a comprehensive suite of affordable POS devices, with user-friendly features and functionalities, reliable connectivity and a five-year warranty. Our devices range from the entry-level Minizinha to the Moderninha Smart. Our merchants purchase their own device through a flexible payment plan. For the equivalent of three to six months’ rental payments with incumbents, merchants can buy a comparable device from PagSeguro and avoid continuous monthly rental fees.

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

Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2018, restaurants/food and beverage merchants, our largest volume sector, and department/general retail stores, our second largest volume sector, accounted for 13% and 12%, respectively, of our overall transaction business. No other major business sector (clothing stores (6%), beauty parlors (5%), auto spares and repair shops (3%) or supermarkets/grocery stores (2%)) accounted for more than 10% of our overall TPV. We are not dependent on any individual merchants. In 2018, our top 10 clients represented less than 3% of our TPV and our top 100 clients represented less than 5% of our TPV.

We principally target Micro-Merchants and SMEs, many of whom were ignored or underserved by the incumbent payment providers and financial institutions in Brazil before PagSeguro was launched. These incumbents generally charge Micro-Merchants and SMEs higher overall fees and commissions because they generate lower transaction volumes. Our platform enables us to keep overall per-transaction fees lower for merchants who generate lower transaction volumes. We believe our client data supports this model: According to a survey conducted by us in October 2016, 81% of our merchants used PagSeguro as their sole electronic payments service (while 2% of our merchants also used GetNet, 4% also used MercadoPago, 6% also used Rede and 11% also used Cielo, according to the same survey) and according to a survey conducted by us in January 2019, 85% of Minizinha owners did not accept cards before signing up with us.

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

We manage large volumes of system access data and transactions, with more than 99.9% availability in 2018, using Internet data centers provided by UOL Diveo, a UOL group company that focuses on IT outsourcing, data centers, cloud computing and other managed IT services. This allows us to have multiple redundancies and, to the benefit of our merchants, automatically switch to the networks of other acquirers in the case of connection failure. Backed by UOL Diveo, we are able to scale up our services while retaining high availability for peak – volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without any need to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers. We work with these suppliers to continuously tailor our solutions and POS devices to fit the needs of our main target merchants.

At December 31, 2018, 65% of the total headcount of PagSeguro was engaged in products and engineering. With our specialized team of 1,168 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$218.9 million in the year ended December 31, 2018, R$95.0 million in 2017 and R$68.6 million in 2016.

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

Transaction Security

We have focused since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, backed by the reputation of the PagSeguro and UOL brands. Our transaction approval rate continues to increase, with rates in the year ended December 31, 2018 being higher than those achieved in 2017 and earlier years. In 2016, we were named the Brazilian acquirer with the lowest chargeback-to-sales ratio by Visa. Our net chargeback rates for transactions of six months old averaged 0.15% in 2018, a decline of 0.3 percentage points from 0.18% in 2017. These net chargeback rates compare highly favorably with the 1.0% limit established by the card schemes. We achieve transaction security through a combination of antifraud technology, the design of our platform, and protection programs for our clients.

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

We have developed intuitive user interfaces, customer tools and transaction processing and database and network applications that help our users complete transactions reliably and securely, both on our platform and on merchant sites integrated with PagSeguro. Our technology infrastructure simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale global products and services, and automates administrative tasks. This technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We work hard to improve our technology infrastructure continuously in order to enhance customer experience and increase efficiency, scalability and security. We also make use of well-known security protocols and solutions to secure user data, including, among others: EV-SSL certificate, multiple data encryption techniques, intrusion detection (IPS/IDS), application firewalls (WAF), Anti-Distributed Denial-of-Service (Anti-DDos), Data Loss Prevention (DLP), 2-factor authentication and encrypted communications. We also hold the following certifications: PIN security; MasterCard and Visa merchant acquiring host; MasterCard terminal integration process, or M-TIP; Visa acquirer device validation toolkit, or ADVT; MasterCard end-to-end demonstration services, or ETED; PCI Data Security Standard, or PCI-DSS; and Europay, MasterCard, and Visa, or EMV, Levels 1 and 2. Our data centers are also certified under the International Organization of Securitization, or ISO, standards 9001, 20000 and 27001. We also perform security penetration tests on a regular basis and apply top-most security solutions for code and application scanning (SAST/DAST). For information on new data protection regulations, see “Item 3A. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks and security and privacy breaches.”

Our platform’s architecture enables us to connect all parties regardless of whether the transaction is occurring at a traditional physical location (such as inside a store), a non-traditional physical location (such as in a park), or online, and whether through a mobile or fixed-line device. We believe that mobile devices, in addition to being the future of e-commerce, create opportunities to make digital payments safer. For example, we are able to use location data from mobile devices to reduce risk for our clients.

Customer Service

We believe in excellence in customer service. By helping our clients navigate our applications and answering their questions quickly, we have been able to grow rapidly and to build trust with our clients, which has increased their loyalty and enhanced our reputation.

We provide our customers with an array of digital self-service features including real-time online chat, chatbots, customer service e-mail and a customer service hotline. Our customer service operations are provided by a combination of PagSeguro employees and outsourced providers, which together make up approximately 1,700 full-time equivalent, or FTE, positions.

We maintain service quality by placing emphasis on careful selection of our customer service personnel and regular monitoring of employee performance. Our employees are trained to have in-depth product and service knowledge, professional service attitudes and communication skills to best address customer needs and inquiries.

Sales and Marketing

Our marketing strategy is designed to grow our platform by building and maintaining the brand recognition and trust of the PagSeguro and UOL brands, attracting new users and generating more frequent activity by our existing users. Our marketing initiatives aiming to recruit merchants to our ecosystem currently focus on our POS devices, web checkout solutions and other online payment solutions. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost-effective strategy to sustain our growth among both merchants and consumers, creating a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.

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

Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on Micro-Merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 35 cash-in methods” and “free yourself from POS rental fees.” We regularly compare our pricing to our competitors’ and point out the advantages of our products and services for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions.

We believe that our association with the UOL group brings experience and competitive advantages in designing, negotiating and purchasing advertising space.

Through our ongoing focus on expanding our payment solutions and increasing our brand recognition, the strength of our brand, products and services has been recognized in a number of awards, including:

•	Recognized as the 8th Most Innovative Company in Latin America by Fast Company in 2019;

•	Recognized for conducting the Initial Public Offering of the Year by LatinFinance and Deal of the Year in Latin America by IFR in 2018;

•	Recognized as Best Fintech in Capital Markets by LatinFinance in 2018;

•	Recognized as having the most easily memorizable commercial in April 2017 and the commercial that attracted the most attention in 2018 by Forebrain, a consumer opinions research company;

•	Named as the “Best Company for Consumers” for electronic payments in 2018, 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service;

•	Recognized for “Best Payment Processing” in 2015 by Afiliados Brasil, a marketing company;

•	Recognized as the best company in its industry in terms of client service excellence by Consumidor Moderno Award in 2015 and 2017; and

•	Recognized for leading performance in Brazilian retail by Prêmio BR Week in 2016.

As further support of the increasing strength of our brand, according to Google Trends, and as illustrated by the below chart, as of December 2018, “PagSeguro” and “Moderninha” have experienced rapid growth in search volume over the past six years (or since the March 2015 launch, in the case of Moderninha) when compared to the other digital payment solutions in Brazil (the vertical axis in the below chart represents the relative number of Google searches for each name). According to Google Trends, in February 2019, for every 95 Google searches for the terms “Pagseguro,” there were 33 for the term “Mercado Pago” and 18 for the term “PayPal.”

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

Organizational Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name PagSeguro Digital Ltd. and are a subsidiary of Universo Online S.A., or UOL. Our principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil and our telephone number is +55 (11) 3038-8127. Our investor relations office can also be reached at +55 (11) 3038-8127 and our website address is www.pagseguro.uol.com.br. Information provided on our website is not part of this annual report and is not incorporated by reference herein.

UOL is a Brazilian sociedade por ações that was founded in 1996. UOL is Brazil’s largest Internet content, digital products and services company. Its majority shareholder is Grupo Folha, one of the largest media groups in Brazil and the owner of the São Paulo daily newspaper Folha de S. Paulo, Brazil’s most-read newspaper according to the Circulation Verifier Institute (Instituto Verificador de Circulação, or IVC). Grupo Folha also includes Transfolha, one of the three top eCommerce logistics companies in Brazil in terms of orders during 2017, based on data from Ebit; Plural, the largest printing company in Latin American in terms of rotate offset printers during 2015, according to ABRO; UOL Host, the second largest Brazilian web hosting company in terms of “br” domain names in May 2017, according to Hostmapper Brasil; and UOL Diveo, the largest cloud and IT infrastructure services company controlled by Brazilian shareholders in terms of data center area as of December 11, 2017, according to publicly available information.

We carry out our operations principally through our Brazilian operating company, PagSeguro Internet S.A., a Brazilian sociedade por ações.

Pagseguro Internet S.A. carries out most operations directly, and also has seven subsidiaries. The following subsidiaries are wholly-owned: (i) R2Tech, organized in Brazil, which manages our reconciliation product and (ii) Tilix, organized in Brazil, which provides software development for managing payment solutions for B2C and B2B. We acquired 51% of R2Tech in 2017 and the remaining 49% in February 2019. We acquired Tilix in 2018. The following subsidiaries are substantially wholly-owned: (i) Boa Compra Tecnologia Ltda., organized in Brazil, which operates our online gaming and cross-border digital services in Latin America, Portugal, Spain and Turkey; (ii) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles purchases and sales of our POS devices; (iii) BCPS Online Services, Lda, or BCPS, organized in Portugal, which serves as Boa Compra’s hub in Portugal and handles part of its account management; and (iv) BIVA, organized in Brazil, which is an online platform that facilitates peer-to-peer lending. We acquired BCPS in 2017.

In addition to our operations carried out by PagSeguro Internet S.A., on January 4, 2019, we acquired 100% of Bancoseguro, organized in Brazil, through our wholly-owned direct subsidiary BS Holding. Bancoseguro holds a license to provide financial services. We expect that this acquisition will allow us to expand our product and services offering.

In November 2017 we set up a FIDC through which we may raise debt to finance the growth of our business. The FIDC is controlled by PagSeguro Brazil and raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. As of the date of this annual report, the FIDC is rated AA+ by Fitch Ratings. In accordance with Brazilian law, the FIDC may use between 50% and 100% of its capital to purchase merchant receivables. The FIDC uses the capital it raises to finance the early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. The FIDC is a common structure for Brazilian payment providers who offer early payment of merchants’ receivables. In addition to broadening our financing options for this feature generally, it reduces certain regulatory constraints since the FIDC structure is specifically designed for this financing activity under Brazilian law, and we also expect it will allow us to defer certain tax obligations. For further information regarding our early payment of receivables feature, see “—Our Products and Services—The Free PagSeguro Digital Account—The PagSeguro Ecosystem—Early payment of installment receivables.”

The chart below shows our corporate structure, including our wholly-owned and majority owned subsidiaries, as of the date of this annual report:

(*)	Including 0.15% consisting of treasury shares and shares issued under the LTIP, representing less than 1% of the outstanding shares.

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

Insurance

We have insurance policies with reputable insurers in amounts that our management considers to be sufficient to cover potential losses arising from events that may affect our assets, as well as for any damages that we may have to pay to third parties due to our business activities. We seek coverage against risks that are appropriate for our business activities and our scale, taking into account the nature of our business, the risks we are exposed to, market practices in our industry, and advice from our insurance consultants. We currently have the following insurance policies, which were contracted by our controlling shareholder, UOL, and list our company and/or our subsidiaries as co-beneficiaries, as applicable:

•	insurance policy for coverage of damages to property, business interruption and lost profits, which expires on December 10, 2019 and has a coverage limit of R$1,819.0 million;

•	D&O insurance, contracted for by UOL, which expires on March 1, 2020 and has a coverage limit of US$15 million;

•	warehouse and storage facility insurance policy, which expires on November 17, 2019 and has a coverage limit of R$105 million; and

•	general liability insurance, which covers damage awards paid by us in connection with tort claims. This policy expires on December 31, 2019 and has a coverage limit of R$15 million.

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

Regulation

Regulation of the digital payments industry in Brazil

Our activities in Brazil are subject to Brazilian laws and regulations relating to digital payments. Law No. 12,865/2013, which took effect on October 9, 2013, establishes the first set of rules regulating the digital payments industry within the overall Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or SPB), which refers to all the entities, systems and procedures related to the clearing and settlement of funds transfer, foreign currency operations, financial assets, and securities transactions in Brazil). This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).

Law No. 12,865/2013 gave the Central Bank and the National Monetary Council (the Conselho Monetário Nacional, or CMN) powers to regulate entities involved in the digital payments industry. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening of payment accounts, and the transfer of funds to and from payment accounts. After enactment of Law No. 12,865/2013, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Originally, the framework consisted of Resolutions No. 4,282 and 4,283 and Circulars No. 3,680, 3,681, 3,682 and 3,683, all of which were published on November 4, 2013 and became effective on May 5, 2014, and oCircular No. 3,685, published on March 26, 2018, as amended since that date.

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

•

Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not required to obtain authorization from the Central Bank, although they are required to report certain operational information to the Central Bank on an annual basis and the Central Bank can issue an order requiring these payment schemes to apply for authorization to be part of the SPB on a case-by-case basis.

•

Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to limited-purpose payment schemes, payment schemes set up by governmental authorities and payment schemes related to employee benefits established by law, such as meal voucher cards.

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

Payment Institutions

Payment institutions are classified into the following types under Brazilian regulations, as per Circular No. 3,885, which replaced former Circular No. 3,683:

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

A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities. Only payment institutions that operate above certain thresholds are required to obtain authorization from the Central Bank in order to operate. The CMN and Central Bank regulations applicable to payment institutions cover a wide variety of issues, including penalties for noncompliance; the promotion of financial inclusion; the reduction of systemic, operational and credit risks; reporting obligations; and governance.

The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Circular No. 3,860/2013 classifies payment accounts into two types:

•	Prepaid payment accounts: where the funds have been deposited into the payment account in advance of the intended payment transaction.

•	Post-paid payment accounts: where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law No. 12,865/2013 requires payment institutions that are issuers of prepaid electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institution must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank that does not pay interest; or (ii) in federal government bonds registered with the SELIC. The portion of the prepaid electronic currency that must be held in this form is currently 100%.

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

These authorizations were formally approved on October 17, 2018.

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

PagSeguro Brazil also applied to the Central Bank in February 2019 for authorization to conduct activities as a payment institution in order to act as an issuer of post-paid cards within third-party payment scheme. This authorization was formally approved on March 16, 2019.

Law No. 12,865/2013 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law No. 4,595/1964. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates.

For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessive for consumers. For transactions that do not form part of the Brazilian financial system, historically, the Brazilian Usury Law (Decree-Law No. 22,623/1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, capped interest rates at two times the interest rates applicable to the National Treasury (Fazenda Nacional), which is currently the SELIC rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Brazilian Usury Law). As a result, if the discount rate that we charge merchants for early payment of their receivables is considered to be “interest,” it would be capped at two times the SELIC rate. This limitation is mitigated by the FIDC that we use to finance our early payment of receivables feature.

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

The Central Bank’s regulations also allow payment schemes to set additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands.

Anti-Money Laundering Rules

We comply with all anti-money laundering, or AML, rules applicable to us and have implemented policies and procedures to report suspicious activities to the authorities, including any suspected terrorism financing and other potentially illegal activities.

Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, or AML, terrorism financing and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities. We have implemented all the required policies and internal procedures to ensure full compliance with these rules and regulations, including structuring a risk and fraud division led by a risk officer. Our employees are trained and informed of our policies and internal procedures and their compliance is mandatory and supervised.

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

In compliance with the Brazilian anti-money laundering law, payment institutions in Brazil must establish internal control and procedures aiming at:

•	identifying and knowing their clients;

•	checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;

•	checking the origin of funds;

•	carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;

•	controls, resources and monitoring systems for the rapid detection and reporting of suspicious activity;

•	compliance with all applicable regulatory requirements for recordkeeping and reporting;

•	keeping records of all transactions;

•

applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal basis; (ii) client and transactions for which the UBO cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated;

•	offering anti-money laundering training for employees;

•	monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

•

reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report); and

•	ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.

E-Commerce, Data Protection, Consumer Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to Internet activities and e-commerce, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Law No. 12,965/2014, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights and obligations relating to Internet service providers. This law exempts intermediary platforms such as PagSeguro from liability for activities carried out by their users. Since there are no settled court decisions in this area, however, it is still possible that we may be subject to joint civil liability for activities carried out by our users.

Law No. 8,078/1990, known as the Consumer Protection Code, regulates consumer relations in Brazil, including matters such as: commercial practices; product and service liability; areas where suppliers of products or services are subject to strict liability; the reversal of the burden of proof so as to benefit consumers; the joint and several liability of all companies within a supply chain; unfair contract terms; advertising; and information on products and services that are offered to the public. Consumers have the right to receive clear and accurate information regarding retail products and services, with correct specification of characteristics, structure, quality, price, risks, and consumers’ rights to access and amend personal information collected about them and stored in private databases.

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

Property, Plant and Equipment

Our Facilities

We do not own any real estate. Our head office and operations center in São Paulo are provided by UOL on a cost-sharing basis under an agreement for apportionment of expenses signed between us and UOL. For more information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with UOL and UOL Subsidiaries—Cost-Sharing Agreements.” We also lease office space for our subsidiaries.

Other Equipment

The majority of our equipment consists of data processing equipment, which made up 23.1% of our equipment costs in 2018. The rest of our equipment consists of machinery, facilities and furniture and fittings.

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

We actively pursue registration of our trademarks, copyrights, logos, service marks, trade dress and domain names. We have registered or applied for registration of trademarks with the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or INPI) including, among others, the trademarks and logos of “PagSeguro,” “Moderninha,” “Minizinha” and “PlugPag.” We have also registered several domain names with NIC.br, Brazil’s Internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “minizinha.com.br,” “boacompra.com.br” and “moderninhasmart.com.br.” We own or have the right to use all of the material intellectual property that we use.

We have material contracts with Visa, MasterCard and Elo in connection with our activities as an acquirer for these card schemes. Our Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015 and amended on July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Brazil, sets forth the general terms and conditions under which PagSeguro Brazil acts as a merchant acquiring principal participant for Visa in Brazil and provides PagSeguro Brazil with a non-exclusive and non-transferable license to use certain trademarks owned by Visa in connection with its activities as an acquirer in Brazil. Under this agreement, PagSeguro Brazil is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal, and fees payable to Visa under this agreement is determined by the standard payment terms set forth in the Visa Core Rules and Visa Product and Service Rules, available on Visa’s website. Our License Agreement, dated as of June 18, 2015 and as amended from time to time, between MasterCard International Incorporated and PagSeguro Brazil sets forth the general terms and conditions under which MasterCard grants PagSeguro Brazil a non-exclusive license to use certain trade names, trademarks, service marks and logotypes (including MasterCard, Cirrus and Maestro branded marks) in Brazil in connection with PagSeguro Brazil’s issuing and acquiring activities. No consideration is due to MasterCard under this agreement. Our Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of February 13, 2019, between Elo Serviços S.A. and PagSeguro Brazil, sets forth the general terms and conditions under which PagSeguro Brazil acts as a merchant acquiring principal participant for Elo and provides PagSeguro Brazil with a non-exclusive and non-transferable license to use certain trademarks owned by Elo in connection with its activities as an acquirer. Under this agreement, PagSeguro Brazil is exclusively responsible for all the costs and risks associated with its participation as a merchant acquiring principal, and fees payable to Elo under this agreement is determined by the standard payment terms set forth in the Elo Arrangements Manual, available on Elo’s website.

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

Our Industry

Micro-Merchants and Small and Medium Businesses Drive the Brazilian Economy

According to SEBRAE (Portal do Empreendedor) and IBGE, in 2017, Micro-Merchants and SMEs accounted for 99.7% of Brazil’s 12.7 million businesses. According to data compiled by Neoway Business Solutions in 2017, Micro-Merchants and SMEs represented 35.4%, or R$1.8 trillion, of the R$5.1 trillion total annual TPV from businesses in the following sectors: wholesale, retail, other commercial, electronics, pharmaceutical, hotels and food service, education, healthcare, professional and technical services, textiles and transportation.

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

In e-commerce, transaction volumes in Brazil grew to R$47.7 billion in 2017 from R$18.7 billion in 2011 according to ebit, representing average growth of 16.9% per year for the period. In addition, the growth of e-commerce over mobile devices, which, according to eMarketer, in 2017 represented 26.4% of e-commerce transactions in Brazil, compared to 34.5% in the United States and 43.3% in the United Kingdom, creates new payments options for both sellers and buyers, bringing business opportunities for acquirers and digital payments providers.

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

Payment card use also remains relatively low in Brazil compared to more developed markets. According to a September 2018 report by the Bank of International Settlements, or BIS, with data from the World Bank and ABECS, debit and credit card payments accounted for 34.0% of Brazilian household consumption between January and September 2018, compared with 46.0% in the United States and 68.6% in the United Kingdom, representing significant growth potential for acquirers in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.

Commerce Is Increasingly Digital and Mobile Worldwide

According to the International Telecommunications Union, an estimated 343 billion people, or 45.5% of the total global population, used the Internet in 2016, compared with 2.2 billion people, or 31.1% of the total global population, in 2011. Of this user base, 58.3% carried out e-commerce transactions in 2016, compared with 37.2% in 2011, showing significant growth in e-commerce. This growth is supported by the global increase in mobile device penetration, reductions in the cost of Internet access in various markets, and improving telecommunications network infrastructure.

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

Businesses Are Shifting Towards Increasingly Non-Bureaucratic, Friendly and All-in-One Services

As technology and the regulatory environment evolve, sellers of all types and sizes face a continuous need for new solutions. A significant number of businesses in Brazil remain unserved or underserved in terms of online payments, POS and mPOS services as well as value-added financial services tools for a number of reasons, including lack of access, lack of all-in-one offerings, time-consuming, limited access to conventional funds and lack of transparency.

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

Our end-to-end digital ecosystem enables our customers not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in January 2019, 85% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their PagSeguro digital accounts, without the need for a bank account. Our digital account offers more than 35 payment methods and eight cash-out options including our PagSeguro prepaid card, all using our proprietary technology platform and backed by the trusted PagSeguro and UOL brands. Our digital ecosystem also features other digital financial services, business management tools and functionalities for our clients.

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

Increased use of credit and debit cards and expanded card payments network

The results of our operations depend to a significant degree on the use of credit and debit cards to make digital payments in Brazil. In 2014, according to ABECS and the Central Bank, the transaction volume for payment cards overtook the transaction volume for checks for the first time. Credit and debit card transaction volume in Brazil has increased at a compound annual growth rate of 13.8% from 2010 to 2017 according to ABECS. As a further indication of this growth, MasterCard stated in its annual report that the Brazilian real was one of its three primary revenue billing currencies in 2017, surpassing the British pound and only behind the U.S. dollar and the Euro.

Growth of e-Commerce

Our results of operations depend in part on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce and financial transactions. E-commerce is also underpenetrated compared to e-commerce levels in more developed economies. In Brazil, e-commerce accounted for only 4.8% of retail sales in 2018, compared to 11.9% worldwide, according to eMarketer. According to a 2018 report commissioned by ABECS and carried out by Datafolha, online purchases made up only 22.8% of the total credit card transaction volume in Brazil in 2017, an increase of 4.2 percentage points from 18.6% in 2015. Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times.

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

Marketing and advertising

For information regarding our marketing and advertising, see “Item 4. Information on the Company—Sales and Marketing.”

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

Inflation

Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the IPCA, Brazilian inflation rates were 3.75%, 2.95% and 6.29% in 2018, 2017 and 2016, respectively, while the SELIC rate, the Central Bank’s overnight rate, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016, before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018, where it currently remains. For more information, see “—Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”

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

Pricing and revenue mix in our payment processing services

We generate revenue in the form of commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards, as well as fees for other services. Credit and debit cards generate commissions in the form of the merchant discount rate, or MDR, which is a commission withheld by us from the transaction value paid to the merchant. The MDR we charge may vary over time and we may make different commercial offers for different services or for larger clients. However, overall, the MDR for debit cards is lower than that for credit cards. Our current standard MDR rates are 1.99% for POS debit card transactions, 3.19% for POS credit card transactions not paid in installments, 3.79% for POS credit card transactions paid in installments and 3.99% for online transactions, irrespective of whether such online transaction was paid in installments. Online transactions are also charged a fixed amount of R$0.40 per sale in addition to these MDR rates. Payments made using meal voucher cards and other payment methods generate per-transaction and/or percentage commissions at various rates. The MDR rates for credit card transactions vary according to whether the merchant has opted for the 14-day or one-day payment service under our payment date election service. For merchants who select the one-day payment date election, the standard MDR is 4.99% for POS credit card transactions not paid in installments and 5.59% for POS credit card transactions paid in installments. For merchants who select the 14-day payment date election, the standard MDR is 3.99% for POS credit card transactions not paid in installments and 4.59% for POS credit card transactions paid in installments. Our revenues are therefore impacted by the mix of these types of services that we sell, as well as any changes in the pricing for each service.

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

Financing of our early payment of merchants’ receivables feature

We receive significant financial income from offering our merchants the option to obtain early payment of their receivables from credit card installments. We also incur significant financial expenses in order to fund this optional feature. Through the date of our IPO, we funded this feature (i) principally by obtaining early payment of note receivables due to us from the card issuers and acquirers, enabling us to provide the related early payment to merchants, as well as (ii) through our general third party borrowings and own capital. Our ability to maintain adequate funding for the early payment feature is important for our operations and future income generation. For further information, see “—Principal Components of Our Results of Operations—Financial Expenses.”

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through the first six months of 2019, while the social security reform proposal remains pending. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP, yet digital payment penetration remains low compared to more developed economies. According to a September 2018 report by ABECS and data from the Bureau of Economic Analysis, or BEA, card usage as a payment method in Brazil represented only approximately 34% of private consumption in 2018, compared to approximately 46% in the United States. According to a 2018 report by SEBRAE, 46% of entrepreneurs in Brazil own POS devices, of which PagSeguro has the leading market share at 35% of such POS devices. According to the same report, this percentage is even higher for Individual Micro Entrepreneurs, with 54% using PagSeguro’s POS devices. Furthermore, according to the same report, 72% of entrepreneurs are served by only one acquiring company. This illustrates the potential for the provision of additional financial services by us in this segment, which is insufficiently served by the banking sector. We believe that a significant portion of this underpenetration is due to the number of unbanked individuals, who make up a major target sector for us. According to data from the World Bank, as of 2017, 30.0% of the Brazilian population above 15 years old, or 65.2 million individuals, did not have a bank account.

The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Years Ended December 31,
	2018	2017	2016
Real growth (contraction) in gross domestic product	1.1%	1.1%	(3.3)%
Inflation (IGP-M)(1)	7.55%	(0.5)%	7.2%
Inflation (IPCA)(2)	3.8%	3.0%	6.3%
Long-term interest rates – TJLP (average)(3)	6.7%	7.1%	7.5%
CDI interest rate (average)(4)	6.4%	10.1%	14.1%
LIBOR(5)	2.8%	1.3%	0.7%
Period-end exchange rate—reais per US$ 1.00	3.87	3.31	3.26
Average exchange rate—reais per US$ 1.00(6)	3.66	3.19	3.48
Change in average exchange rate of the real vs. US$	(14.7)%	8.3%	(4.2)%
Average unemployment rate(7)	12.3%	12.7%	11.5%

Source: FGV, IBGE, Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.

The Brazilian political and economic environment has recently been characterized by high levels of uncertainty and instability, including a contraction of economic growth, despite a recent appreciation, an overall sharp depreciation of the real against the U.S. dollar, increased levels of unemployment and depressed levels of consumer confidence and spending. Brazil entered a recession in 2014 due in part to a decrease in global commodities prices as well as wide-scale corruption probes focused on certain state-owned and private companies. For further information, see “Item 3. Key Information—Risk Factors—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.”

Our business has grown rapidly, driven by new clients and increased TPV, with our Total revenue and income increasing to R$4,334.7 million in 2018 from R$2,523.4 million in 2017. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among Micro-Merchants, SMEs and individuals without bank accounts.

Seasonality

For information regarding our seasonality, see “Item 4. Information on the Company—Seasonality.”

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

New IFRS standards that may affect our future results of operations

Certain IFRS standards and interpretations that have been issued but are not yet in effect could impact the presentation of our financial position or performance once they become effective. For further information, see Note 2.19 to our audited consolidated financial statements.

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

We earn revenue from the sale to merchants of our POS devices. We currently offer the Minizinha for a purchase price of 12 monthly installments of R$4.90, the Minizinha Chip (which we launched in March 2018) for a purchase price of 12 monthly installments of R$9.90, the Moderninha Plus for a purchase price of 12 monthly installments of R$19.90, the Moderninha Pro for 12 monthly installments of R$35.90 and the Moderninha Smart (which we launched in October 2018) for 12 monthly installments of R$39.90. This line item also includes revenues from sales of POS device peripherals such as charging bases and protective covers. We recognize these revenues upon delivery of the equipment to the merchant.

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

Financial Income

As described under “Item 4. Information on the Company—Our Products and Services—Cash-in Solutions—Credit Cards,” our early payment of receivables feature consists of paying our merchants their installment receivables upfront when consumers paying by credit card choose to pay the merchant in installments. We account for the remuneration from this feature as Financial income. This Financial income makes up a significant portion of our overall Total revenue and income.

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

Our Other financial income also includes our net foreign exchange variations, i.e., the net gain or loss on our assets and liabilities related to the appreciation or depreciation of the real against foreign currencies, which has limited impact on our cash position. We had swaps in place to protect us against exposure to currency fluctuations on all of our borrowings in foreign currencies.

Cost of Sales and Services

Our Cost of sales and services represents the amounts that make up the cost of the services and devices we sell. These amounts are divided into Transaction costs, Cost of goods sold, Marketing and advertising, Personnel expenses, Depreciation and amortization and Other costs. For further information on these costs, see Note 21 to our audited consolidated financial statements.

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

Selling Expenses

Our Selling expenses represent the amounts that we spend on publicity, marketing, quality control and direct or indirect relations with our clients. These amounts are divided into Marketing and advertising, Personnel expenses, Chargebacks, Depreciation and amortization expenses and Other expenses. For further information on these expenses, see Note 21 to our audited consolidated financial statements.

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

•

The portion of our Depreciation and amortization expenses that form part of our Administrative expenses relates to (i) the depreciation of the equipment, furniture, tools and technology used in our head office and back-office operations and (ii) the amortization of software developed internally to support our head office and back-office needs, which is shown in Note 12 to our audited consolidated financial statements.

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

Through the date of our IPO, we funded the early payment of receivables feature (i) principally by obtaining early payment of receivables owed to us by card issuers and acquirers, as well as (ii) through our general third party borrowings and own capital. In addition, in November 2017 we set up a Brazilian investment fund to purchase and hold receivables known as a Fundo de Investimento em Direitos Creditórios (a Fund for Investment in Credit Rights, or FIDC) through which we may raise debt to finance the early payment of receivables feature. The FIDC is controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. The FIDC uses the capital it raises to finance the growth of our early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. For further information regarding the FIDC, see “Item 4. Information on the Company—Organizational Structure.”

We did not have any outstanding borrowings at December 31, 2018 and 2017. All of our third-party borrowings at December 31, 2016 were denominated in U.S. dollars and therefore exposed to currency fluctuations when we contracted derivative financial instruments known as swaps in order to protect us against this exposure. For further information on our borrowings, see “—Loans and Financing.”

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

Deferred Income Tax and Social Contribution

Deferred income tax and social contribution consists of temporary differences between the tax basis of assets and liabilities and their carrying amounts at the balance sheet date. This line item refers principally to deferrals of tax liability that we are entitled to take on capital investments that we make in technological innovation under Brazilian Law No. 11,196/2005, known as the Technological Innovation Law or “Lei do Bem.” We are able to use this tax deferral law principally for the investments we make in developing software internally, where we capitalize the labor and other costs involved as an intangible asset rather than accounting for these amounts as expenses, and we depreciate the accounting value of the intangible asset over its useful life. The Lei do Bem allows us to defer our tax liability on these investments. Other Brazilian tax rules also allow us to defer tax on certain items, for example on unpaid amounts due from creditors. The Deferred income tax and social contribution line item consists of our liability to future tax under the Lei do Bem and these other tax laws, less the depreciation and amortization that we take during the year on the respective capitalized assets, and less the tax losses carried forward from prior years that we are able to offset against our tax liability during the year. For further information on this line item, see Note 17 to our audited consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except in certain situations explained in Note 2.14 of our audited consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and impairment is recognized to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow for their utilization.

There is no Cayman Islands taxation on the income earned by PagSeguro Digital and as such, we do not have any tax impacts at the PagSeguro Digital level.

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

Results of Operations

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations in 2018, 2017 and 2016

	For the Years Ended December 31,
	2018	Percent Change	2017	Percent Change	2016
	(in millions of reais, with the exception of percentages and per-share amounts)
Net revenue from transaction activities and other services	2,267.1	85.2%	1,224.3	155.1%	480.0
Net revenue from sales	374.6	(20.6)%	471.9	81.1%	260.6
Financial income	1,414.5	72.8%	818.6	108.6%	392.4
Other financial income	278.5	3,138.4%	8.6	62.3%	5.3

Total revenue and income	4,334.7	71.8%	2,523.4	121.7%	1,138.4

Cost of sales and services	(2,144.7)	61.9%	(1,324.4)	112.3%	(623.7)
Selling expenses	(351.4)	43.0%	(245.8)	23.0%	(199.9)
Administrative expenses	(581.7)	279.7%	(153.2)	81.3%	(84.5)
Financial expenses	(31.2)	(70.1)%	(104.5)	53.0%	(68.3)
Other (expenses) income, net	(8.1)	(32.5)%	(12.0)	79.1%	(6.7)

Profit before Income Taxes	1,217.6	78.1%	683.5	339.8%	155.4

Current income tax and social contribution	(180.9)	(15.9)%	(215.0)	2,805.4%	(7.4)
Deferred income tax and social contribution	(126.3)	(1,326.2)%	10.3	(151.2)%	(20.1)

Income Tax and Social Contribution	(307.2)	50.1%	(204.7)	641.7%	(27.6)

Net Income for the Year	910.4	90.1%	478.8	274.6%	127.8

Attributable to:
Owners of PagSeguro Digital	909.3	89.9%	478.8	276.4%	127.2
Non-controlling interests	1.1	100.0%	—	(100.0)%	0.6
Basic earnings per common share – R$	2.8625	56.8%	1.8254	276.4%	0.4849
Diluted earnings per common share – R$	2.8582	56.6%	1.8254	276.4%	0.4849

Total revenue and income

Our Total revenue and income amounted to R$4,334.7 million in 2018, an increase of 71.8% from R$2,523.4 million in 2017. Our Total revenue and income in 2017 represented an increase of 121.7% from R$1,138.4 million in 2016.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in 2018 amounted to R$2,638.1 million, an increase of R$1,246.7 million, or 89.6%, from R$1,391.4 million in 2017. Gross revenue from transaction activities and other services in 2017 represented an increase of R$847.6 million, or 155.9%, from R$543.8 million in 2016.

The increase in Gross revenue from transaction activities and other services during 2018 compared to 2017 was principally due to a continued increase in our active merchant base and TPV. Our Gross revenue from transaction activities and other services increased by a lesser percentage than our TPV, which increased to R$76.1 billion from R$38.5 billion in 2017. This difference in the growth rate was driven by the mix of debit and credit card payments processed containing a higher percentage of debit card payments and within the credit card payments processed, a lower percentage of credit card transactions made in installments.

The increase in Gross revenue from transaction activities and other services during 2017 compared to 2016 was principally due to a continued increase in our customer base and TPV. Our Gross revenue from transaction activities and other services during 2017 increased by a lesser percentage than our TPV, which increased to R$38.5 billion from R$14.1 billion in 2016. This difference in the rate of growth was principally due to the higher proportion of debit card transactions in our TPV in 2017 as compared to in 2016, driven by the fact that in December 2016 we established a new partnership with Elo, a Brazilian card scheme whose business is heavily weighted toward debit cards. Our TPV for 2017 therefore included this additional debit card TPV that we did not have for most of 2016; and debit cards generate lower MDR than credit card transactions.

The increase in gross revenue from transaction activities and other services in 2016 was principally due to an increase in TPV during the period. This increase was partially offset by a change in mix in 2016 as cash-in payments from debit cards, which generate lower MDR fees, increased in proportion to cash-in payments from credit cards, which generate higher MDR fees.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$371.0 million in 2018, or 14.1% of our Gross revenue from transaction activities and other services for the year. In 2017, Deductions from gross revenue from transaction activities and other services totaled R$167.1 million, or 12.0% of our Gross revenue from transaction activities and other services for the year. In 2016, Deductions from gross revenue from transaction activities and other services totaled R$63.8 million, or 11.7% of Gross revenue from transaction activities and other services for the year. The increase in the Deductions from gross revenue, as a percentage of our Gross revenues from transaction activities and other services, in 2018 when compared to 2017 was principally due to the repeal of the law that charges ISS based on the municipality where the POS device is used. Since the repeal of this law is being contested, we are currently making judicial deposits for the full tax rate regarding sales made within the São Paulo municipality and recognizing a provision for the difference charged by other municipalities. The increase in the Deductions from gross revenue in 2017 when compared to 2016 was principally due to sales taxes related to the transaction services provided by R2Tech.

As a result of the above, our Net revenue from transaction activities and other services in 2018 amounted to R$2,267.1 million, an increase of R$1,042.8 million, or 85.2%, from R$1,224.3 million in 2017. Net revenue from transaction activities and other services in 2017 represented an increase of R$744.3 million, or 155.1%, from R$480.0 million in 2016.

Net revenue from sales

Our Gross revenue from sales in 2018 amounted to R$513.8 million, a decrease of R$141.4 million, or 21.6%, from R$655.2 million in 2017. Gross revenue from sales in 2017 represented an increase of R$283.7 million, or 76.4%, from R$371.5 million in 2016. The decrease in Gross revenue from sales in 2018 compared to 2017 is due to a reduction of our POS devices’ sales price and promotional activity during the year. The significant growth in this item in 2017 compared to 2016 was due to an increase in the volume of POS devices sold and the rapid ramp-up of our POS device sales, and our rollout of an increasingly broad range of POS devices.

Our Deductions from gross revenue from sales in 2018 amounted to R$139.2 million, or 27.1 % of our Gross revenue from sales for the year. In 2017, these Deductions totaled R$183.2 million, or 28.0% of our Gross revenue from sales for the year. In 2016, these Deductions totaled R$110.9 million, or 29.9% of our Gross revenue from sales for the year.

The small decrease in these Deductions as a percentage of our Gross revenue from sales in 2018 compared with 2017 and 2017 compared with 2016 is due to changes in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate. As a result of the above, our Net revenue from sales in 2018 amounted to R$374.6 million, a decrease of R$97.3 million, or 20.6% from R$471.9 million in 2017. Net revenue from sales in 2017 represented an increase of R$211.3 million, or 81.1%, from R$260.6 million in 2016.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$1,414.5 million in 2018, an increase of R$595.9 million, or 72.8% from R$818.6 million in 2017. In 2017 this item represented an increase of R$426.2 million, or 108.6%, from R$392.4 million in 2016. The year-on-year increase in this activity was driven by growth in our TPV.

Other financial income

Our Other financial income amounted to R$278.5 million in 2018, an increase of R$269.9 million, or 3,138.4% from R$8.6 million in 2017. Our Other financial income in 2017 represented an increase of R$3.3 million, or 62.3%, from with R$5.3 million in 2016.

Our Other financial income in 2018 included a positive net foreign exchange variation of R$138.1 million, an increase of R$136.3 million compared to a positive net foreign exchange variation of R$1.8 million in 2017. Of the R$138.1 million in net foreign exchange variation in 2018, R$131.3 million was related to the foreign exchange gain on our January 2018 IPO proceeds and June 2018 follow-on offering proceeds, and the remaining increase of R$6.8 million was due to income from short-term investments, which increased significantly due to our January 2018 IPO proceeds and June 2018 follow-on offering proceeds. Our Other financial income in 2017 included a positive net foreign exchange variation from R$1.8 million, a decrease of R$0.5 million from R$2.3 million in 2016. These variations reflect the effect of exchange rate fluctuations in our foreign currency accounts located outside of Brazil. In 2016 and 2017, our net foreign exchange variation related to Boa Compra’s international operations as well as cash-out payments using PagSeguro prepaid cards outside of Brazil and cash-in payments via international cards in Brazil, both of which are settled in foreign currency.

Expenses

Our total expenses amounted to R$3,117.1 million in 2018, an increase of R$1,277.2 million, or 69.4% from R$1,839.9 million in 2017. As a percentage of our Total revenue and income, our total expenses in 2018 decreased by 1.0 percentage point, to 71.9% in 2018 from 72.9% in 2017. Our total expenses amounted to R$1,839.9 million in 2017, an increase of R$856.9 million, or 87.2%, from R$983.0 million in 2016. As a percentage of our Total revenue and income, our total expenses in 2017 decreased by 13.5 percentage points, to 72.9% in 2017 from 86.4% in 2016.

Cost of sales and services

Our Cost of sales and services amounted to R$2,144.7 million in 2018, an increase of R$820.3 million, or 61.9% from R$1,324.4 million in 2017. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services decreased by 13.6 percentage points, to 94.6% from 108.2% in 2017.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 66.6% from 67.8% in 2017. This decrease is due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments and lower interchange fee expenses. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 169.2% in 2018 from 104.8% in 2017, due to a reduction of our POS devices sales price and promotional activity during the year.

Our Cost of sales and services amounted to R$1,324.4 million in 2017, an increase of R$700.7 million, or 112.3% from R$623.7 million in 2016. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services remained relatively stable, posting a decrease of 6.1 percentage points, to 78.1% from 84.2% in 2016.

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

Selling expenses

Our Selling expenses amounted to R$351.4 million in 2018, an increase of R$105.6 million, or 43.0% from R$245.8 million in 2017. As a percentage of our Total revenue and income, our Selling expenses decreased by 1.6 percentage points, to 8.1% in 2018 from 9.7% in 2017. This decrease in our Selling expenses as a percentage of our Total revenue and income was driven by our growth, as we continue to leverage our selling expenses base as our TPV increases.

Our Selling expenses amounted to R$245.8 million in 2017, an increase of R$45.9 million, or 23.0% from R$199.9 million in 2016. As a percentage of our Total revenue and income, our Selling expenses decreased by 7.9 percentage points, to 9.7% in 2017 from 17.6% in 2016. Our Marketing and advertising costs in particular, while increasing in absolute terms, decreased significantly as a percentage of Total revenue and income due to growth in our revenue volumes and the return on our investments in marketing and advertising in prior periods, as well as a decision to focus our online advertising on relatively cheaper spaces rather than headline banners.

Administrative expenses

Our Administrative expenses amounted to R$581.7 million in 2018, an increase of R$428.5 million, or 279.7%, from R$153.2 million in 2017. This increase was mainly due to our Share based long-term incentive plan (LTIP) expenses, which amounted to R$359.2 million. As a percentage of our Total revenue and income our Administrative expenses increased by 7.3 percentage points, to 13.4% in 2018 from 6.1% in 2017.

In 2017, our Administrative expenses increased by R$68.7 million, or 81.3%, compared with R$84.5 million in 2016. This increase was mainly due to an increase in employee costs, bank charges and consulting fees. As a percentage of our Total revenue and income, however, our Administrative expenses decreased by 1.3 percentage points, to 6.1% in 2017 from 7.4% in 2016.

Financial expenses

Our Financial expenses amounted to R$31.2 million in 2018, a decrease of R$73.3 million, or 70.1%, from expenses of R$104.5 million in 2017. The same item in 2017 reflected an increase in expense of R$36.2 million, or 53.0%, from expenses of R$68.3 million in 2016. Expressed as a percentage of our Financial income, our Financial expenses represented 2.2% in 2018, 12.8% in 2017 and 17.4% in 2016.

The variation in our Financial expenses when expressed as a percentage of Financial income is driven by Brazilian interest rates, which determine the cost of most of our financing, together with changes in the mix of the financing we use for our early payment of receivables feature, since we have decreased our external financing due to our January 2018 IPO proceeds and June 2018 follow-on offering proceeds. The SELIC rate was held at 14.25% for the first nine months of 2016, being reduced to 14.00% in October 2016 and 13.75% in December 2016. The SELIC rate was further reduced to 8.25% at September 30, 2017 and to 7.00% at December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018, where it currently remains. Our financial expense also reflected changes in our mix of financing: in 2016, in addition to our existing financing sources, we further increased our levels of external financing, with early payment of the receivables due to us from card issuers as well as acquirers, and we incurred third party borrowings. In 2017, we repaid our third party borrowings and thereafter financed the early payment feature by obtaining early payment of note receivables due to us from the card issuers and acquirers. In 2018, we financed the early payment feature using our IPO primary share proceedings For more information, see “—Financing of our early payment of merchants’ receivables feature.”

Other (expenses) income, net

Our Other (expenses) income, net, recorded expenses of R$8.1 million in 2018. This net amount principally reflected expenses related to civil litigation proceedings during the year.

In 2017, our Other (expenses) income, net, recorded expenses of R$12.0 million. This net amount principally reflected expenses related to civil litigation proceedings during the year.

In 2016, our Other (expenses) income, net, recorded expenses of R$6.7 million. This net amount principally reflected expenses related to civil litigation proceedings during the year.

Profit before income taxes

Our Profit before income taxes amounted to R$1,217.6 million in 2018, an increase of R$534.1 million, or 78.1%, from R$683.5 million in 2017. The increase was due to significant continued growth in our Total revenue and income, reflecting volume growth in both our net revenue items as well growth in income from our early payment of receivables feature.

In 2017, our Profit before income tax amounted to R$683.5 million, an increase of R$528.1 million, or 339.8%, from R$155.4 million in 2016. The increase was due to significant growth in our Total revenue and income, reflecting volume growth in both our net revenue items as well growth in income from our early payment of receivables feature.

Income tax and social contribution

Income tax and social contribution amounted to expenses of R$307.2 million in 2018, an increase of R$102.5 million, or 50.1%, from expenses of R$204.7 million in 2017. In 2017, our income tax and social contribution expenses increased by R$177.1 million, or 641.7%, from expenses of R$27.6 million in 2016. This total item consists of Current income tax and social contribution and deferred income tax and social contribution, which relates principally to the tax benefit under the Lei do Bem, which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Our total effective tax rate was 25.2% in 2018, compared with 29.9% in 2017. The decrease in 2018 was mainly due to increase in our Lei do Bem tax benefits and income generated by PagSeguro Digital on the exchange variation from U.S. dollars to reais which is not taxable under the Companies Law.

Our total effective tax rate was 29.9% in 2017, compared with 17.8% in 2016. The increase in 2017 was due to the increase in our Profit before income taxes while the amount of our Lei do Bem tax benefits remained stable.

Net income for the year

Our Net income for the year in 2018 amounted to R$910.4 million, an increase of R$431.6 million, or 90.1%, from R$478.8 million in 2017. As a percentage of our Total revenue and income, our Net income for the year increased by 2.0 percentage points, to 21.0% in 2018 compared with 19.0% in 2017. This increase was principally driven by the volume growth in both our net revenue items as well growth in income from our early payment of receivables feature, as discussed above.

Our Net income for the year in 2017 amounted to R$478.8 million, an increase of R$351.0 million, or 274.6%, from R$127.8 million in 2016. As a percentage of our Total revenue and income, our Net income for the year increased by 7.8 percentage points, to 19.0% in 2017 compared with 11.2% in 2016. This increase was principally driven by the volume growth in both our net revenue items as well growth in income from our early payment of receivables feature, as discussed above.

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.

General

Our principal liquidity requirements relate to the early payment of receivables feature that we offer merchants. We believe our current working capital is sufficient for present requirements. Through the date of this annual report, we have satisfied our funding and working capital requirements (i) through the cash generated by our businesses and (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers.

The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2018	2017	2016
Liquidity and Capital Resources
Cash and cash equivalents	2,763.0	66.8	80.0
Net cash provided by (used in) operating activities	(1,763.2)	453.6	77.0
Net cash (used in) investing activities	(44.3)	(207.3)	(203.3)
Net cash provided by (used in) financing activities	4,503.8	(259.5)	199.4

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value. For more information, see Note 6 to our audited consolidated financial statements.

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

Our Cash flows from financing activities consist of the proceeds from our January 2018 IPO and June 2018 follow-on offering and respective transaction costs. In 2018, we also repurchased shares in accordance with our share repurchase program, which was approved by our board of directors in October 2018. For more information on our share repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Cash Flows in 2018

Our cash and cash equivalents at the beginning of 2018 amounted to R$66.8 million.

Our Profit before income taxes in 2018, as discussed above, was R$1,217.6 million.

The adjustments for revenue, income and expenses recorded in our statement of income in 2018 but which did not affect our cash flows totaled the positive amount of R$454.8 million, mainly due to R$264.2 million of Share-based long-term incentive plan (LTIP) expenses, R$71.5 million in Chargebacks and R$95.4 million of Depreciation and amortization recorded in our statement of income. Share based long-term incentive plan (LTIP) relates to expenses for equity awards under the LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in 2018 amounted to negative cash flows of R$1,954.2 million:

•

Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$8,104.7 million at year-end 2018 versus R$3,522.3 million at year-end 2017) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented negative cash flow of R$5,048.5 million in the year ended December 31, 2018. From the R$5,048.5 million of negative cash flow, R$1,737.5 million was from note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently repaid during 2018 with our IPO primary share proceeds. We do not expect this line item to have any further impact on our cash flow in 2019. The remaining R$3,310.9 million negative cash flow is related to TPV growth in the year ended December 31, 2018.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$4,324.2 million at year-end 2018 versus R$3,080.6 million at year-end 2017). Payables to third parties represented positive cash flow of R$1,243.7 million in 2018.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (i.e., UOL) of Current Assets on our balance sheet (no balance at year-end 2018 versus R$124.7 million at year-end 2017) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$30.8 million at year-end 2018 versus R$39.1 million at year-end 2017), which represented movements in our treasury cash position with UOL prior to the completion of our IPO. Receivables from (payables to) related parties represented positive cash flow of R$112.8 million in the year ended December 31, 2018. For more information on our treasury cash position with UOL, see Note 9 to our audited consolidated financial statements. Our cash management has been separate from UOL’s cash management starting from the date of completion of our IPO, and all such balances were repaid by UOL.

•	Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented negative cash flow of R$47.0 million in 2018.

•

Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at year-end, principally because they related to the final month of the year. This item represented positive cash flow of R$39.3 million in 2018.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$31.8 million in 2018.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$203.6 million during the year ended December 31, 2018. Our statement of cash flows also adjusts for interest income received, which represented a positive cash flow of R$394.6 million in 2018.

As a result of the above, our Net Cash used in operating activities in 2018 totaled R$1,763.2 million, of which R$1,737.5 million was from note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently repaid during 2018 with our IPO primary share proceeds.

Our Cash flows used in investing activities in 2018 totaled R$44.3 million. This amount consisted of R$211.1 million in redemptions of financial investments, representing total cash that we withdrew during the year. We also invested R$192.0 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets. For more information on our intangible assets, see Note 12 to our audited consolidated financial statements.

Our Cash flows provided by financing activities in 2018 totaled R$4,503.8 million, consisting of R$4,717.9 million representing our January 2018 IPO proceeds and June 2018 follow-on offering proceeds, less R$189.9 million representing transaction costs, both of which related to our January 2018 IPO and June 2018 follow-on offering. During 2018 we also repurchased R$39.5 million in Class A common shares according to our share repurchase program. For further information see Notes 1 and 18 to our audited condensed consolidated financial statements and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

After accounting for the total increase in Cash and cash equivalents of R$2,696.3 million discussed above, our Cash and cash equivalents at the close of 2018 amounted to R$2,763.0 million.

Cash Flows in 2017

Our cash and cash equivalents at the beginning of 2017 amounted to R$80.0 million.

Our Profit before income taxes in 2017, as discussed above, was R$683.5 million.

The adjustments for revenue, income and expenses recorded in our statement of income in 2017 but which did not affect our cash flows totaled the positive amount of R$103.7 million, principally reflecting R$47.9 million of Chargebacks and R$51.6 million of Depreciation and amortization recorded in our statement of income, which are detailed in Note 21 to our audited consolidated financial statements. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in 2017 amounted to negative cash flows of R$366.7 million. Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, represented reduction of cash flow of R$2,060.9 million (Note receivables on our balance sheet were R$3,522.3 million at year-end 2017 versus R$1,715.5 million at year-end 2016) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, represented positive cash flow of R$1,776.5 million (Payables to third parties on our balance sheet were R$3,080.6 million at year-end 2017 versus R$1,304.0 million at year-end 2016). Our Receivables from (payables to) related parties item represented negative cash flow of R$64.4 million (Receivables from related parties item, i.e., UOL, of Current Assets on our balance sheet were R$124.7 million at year-end 2017 versus R$300.8 million at year-end 2016; and Payables to related parties item, i.e., UOL, of Current Liabilities on our balance sheet were R$39.1 million at year-end 2017 versus R$76.2 million at year-end 2016). Inventories represented negative cash flow of R$40.6 million; and Salaries and social charges represented positive cash flow of R$13.3 million.

We paid income taxes and social contributions in cash totaling R$166.4 million and we recorded a positive cash flow of R$208.6 million and a negative cash flow of R$9.2 million related to interest income received in cash and interest paid, respectively, during the year.

As a result of the above, our Net Cash provided by operating activities in 2017 totaled R$453.6 million.

Our Cash flows used in investing activities in 2017 totaled R$207.2 million. This amount consisted of R$77.5 million in acquisitions of financial investments net of redemptions of financial investments, representing total cash that we withdrew during the year, less the R$22.2 million we paid for our acquisitions of R2Tech, BCPS and BIVA. We also invested R$99.7 million in purchases and development of intangible assets, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally our software and technology, which we capitalize as intangible assets. For more information on our intangible assets, see Note 12 to our audited consolidated financial statements.

Our Cash flows used in financing activities in 2017 totaled R$259.6 million, consisting in part of R$199.5 million representing the repayment of our two outstanding borrowings and R$5.8 million representing the liquidation of derivative financial instruments (swaps) relating to those borrowings during the year. For further information on our borrowings, see “—Loans and Financing.” Furthermore, on September 29, 2017, PagSeguro Brazil’s shareholders approved a distribution of R$238.8 million in dividends. This amount consisted of (i) R$142.8 million of dividends related to the six-month period ended June 30, 2017 and (ii) R$96.0 million in dividends related to the year ended December 31, 2016. For more information regarding the 2016 dividend, see Note 18 to our audited consolidated financial statements.

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

The adjustments for revenue, income and expenses recorded in our statement of income in 2016 but which did not affect our cash flows totaled the positive amount of R$75.6 million, principally reflecting the positive amount of R$31.6 million of Chargebacks and the positive amount of R$31.2 million of Depreciation and amortization recorded in our statement of income, which are detailed in Note 21 to our audited consolidated financial statements. Also in 2016, we recorded an unrealized loss of R$6.6 million on derivative instruments (swaps).

The adjustments for changes in our operating assets and liabilities for 2016 amounted to negative cash flows of R$282.2 million. Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, represented negative cash flow of R$784.0 million (Note receivables on our balance sheet were R$1,715.5 million at year-end 2016 versus R$1,110.0 million at year-end 2015) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, represented positive cash flow of R$620.9 million (Payables to third parties on our balance sheet were R$1,304.0 million at year-end 2016 versus R$683.1 million at year-end 2015). Our Receivables from (payables to) related parties item represented negative cash flow of R$214.5 million (Receivables from related parties, i.e., UOL, were R$300.8 million at year-end 2016 versus R$55.9 million at year-end 2015; and payables to related parties, i.e., UOL, were R$76.2 million at year-end 2016 versus R$92.4 million at year-end 2015). Inventories represented positive cash flow of R$20.2 million; and Salaries and social charges represented positive cash flow of R$6.6 million. Taxes and contributions represented positive cash flow of R$3.9 million.

We paid income taxes and social contributions in cash totaling R$18.1 million and we recorded a positive cash flow of R$146.3 million related to interest income received during the year.

As a result of the above, our Net Cash provided by operating activities in 2016 totaled R$77.0 million.

Our Cash flows used in investing activities in 2016 totaled R$203.3 million. This amount consisted of acquisition of financial investments of R$337.1 million, representing total cash that we invested in short-term deposits during the year, less R$206.2 million in redemptions of financial investments, representing total cash that we withdrew from these short-term deposits during the year. We also invested R$70.4 million in purchases and development of intangible assets, which represent purchases of third party software and the salaries and other amounts that we paid to develop internally the software and technology, which we capitalize as intangible assets. For more information on our intangible assets, see Note 12 to our audited consolidated financial statements.

Our Cash flows from financing activities in 2016 provided total cash flows of R$199.4 million, which we received as the proceeds of the borrowings we incurred during the year.

After accounting for the total increase in Cash and cash equivalents of R$73.1 million discussed above, our Cash and cash equivalents at the close of 2016 amounted to R$80.0 million.

Loans and Financings

We had no third-party borrowings at December 31, 2018, since we satisfied our funding and working capital requirements during this year through our January 2018 IPO proceeds and June 2018 follow-on offering proceeds. We had no third party borrowings at December 31, 2017, since we satisfied our funding and working capital requirements in this year (i) through the cash generated by our businesses, (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers, as well as (iii) through our own capital. Our total third-party borrowings amounted to R$205.2 million at December 31, 2016.

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

For further information on our financing activities, see Note 24 to our audited consolidated financial statements.

Capital Expenditures

The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for each of the years ended December 31, 2018, 2017 and 2016 were R$253.6 million, R$107.6 million and R$72.4 million, respectively, most of which related to data processing equipment, facilities, machinery and equipment, furniture and fittings, leasehold improvements, vehicles, software and technology, all in Brazil.

For further information on our capital expenditures, see Notes 11 and 12 to our audited consolidated financial statements.

Commitments and Contractual Obligations

Our contractual obligations at December 31, 2018 consisted of obligations to purchase POS devices and platform technology for our acquirer operations as follows:

	At December 31, 2018
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)
POS device purchases	409.6	—	—	—	409.6
Acquirer platform technology	3.4	2.0	—	—	5.4

Total	413.0	2.0	—	—	415.0

Off-Balance Sheet Arrangements

Other than the contractual obligations shown above, we do not have any off-balance sheet arrangements and did not have any such arrangements for the years ended December 31, 2018, 2017 or 2016.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are described below and in Note 3 to our audited consolidated financial statements.

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

Our board of directors is composed of seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017, Luiz Frias, Eduardo Alcaro and Ricardo Dutra da Silva were appointed on December 18, 2017, Noemia Gushiken was appointed on January 23, 2018, Marcos de Barros Lisboa was appointed on April 13, 2018, and Cleveland Prates Teixeira was appointed on December 18, 2018, effective January 1, 2019. All current members of our board of directors have been appointed to serve for an indefinite period.

We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

The table below sets forth certain information of the current members of our board of directors:

Name	Title	Date of Birth
Luiz Frias	Chairman	April 6, 1963
Eduardo Alcaro	Director	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Ricardo Dutra da Silva	Director	December 1, 1975
Noemia Gushiken*	Director	November 3, 1972
Marcos de Barros Lisboa*	Director	August 2, 1964
Cleveland Prates Teixeira*	Director	August 15, 1966

*	Independent according to SEC and NYSE rules.

The following is a brief summary of the business experience of our current directors. Unless otherwise indicated, the current business address for our directors is Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil.

Luiz Frias. Mr. Frias has been the Chairman of our board of directors and our Principal Executive Officer since December 18, 2017. He joined Grupo Folha in 1981 and has been its principal executive officer since 1989. In that capacity he led Grupo Folha’s expansion into various new markets, such as commercial printing (through Plural, a partnership with Quad Graphics) and e-commerce logistics (through Transfolha). In 1996, he founded UOL, a pioneering Brazilian Internet company. As Principal Executive Officer and Chairman of the Board of Directors of UOL, he has expanded UOL’s business, through organic growth and more than 20 acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP).

Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors and our Chief Financial and Investor Relations Officer and Chief Accounting Officer since December 18, 2017. He has been the Chief Financial Officer of the UOL group and Executive Officer of the Folha Group since 2011. He holds a bachelor’s degree in business administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo. Before joining our group, Mr. Alcaro held several positions, including Finance Vice President at Walmart Brazil from 2008 to 2011, Financial Planning and Investors Relations Director at Walmart USA from 2006 to 2008, Mergers & Acquisitions Director at Walmart International from 2003 to 2006, Finance Manager at Walmart Brazil from 1997 to 2003 and Auditor at PricewaterhouseCoopers from 1992 to 1997.

Maria Judith de Brito. Mrs. de Brito has been a member of our board of directors since July 19, 2017. She has also been head of human resources, legal matters and institutional relations of the UOL group since its creation in 1996, and has been the Vice Chairman of UOL’s board of directors since 2005. She has worked for Grupo Folha since 1990, and is the current Superintendent of Grupo Folha. She holds a bachelor’s degree in public administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo and a master’s degree in political science from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Mrs. de Brito was a professor of the undergraduate course in Business Administration at the Getulio Vargas Foundation from 1986 to 1990, and professor of the graduate program in journalism at ESPM (Escola Superior de Propaganda e Marketing) from 2011 to 2013. She was president of the National Newspaper Association (Associação Nacional de Jornais) from 2008 to 2012, and is currently a member of the board of ABECS.

Ricardo Dutra da Silva. Mr. Dutra has been a member of our board of directors and our Executive Officer since December 18, 2017. He has been Chief Executive Officer of PagSeguro Brazil and Chief Executive Officer of UOL Digital Content and Products since 2016. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as Country Manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from the Getulio Vargas Foundation (Fundação Getulio Vargas –FGV) in São Paulo, and a full-time MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.

Noemia Gushiken. Ms. Gushiken has been a member of our board of directors since January 23, 2018. She has more than 20 years of experience in the technology and consumer industries. She advises and assists companies in Brazil in operations, management, and legal, corporate governance and compliance matters. She is also a partner at Esper, Gushiken Advogados. Ms. Gushiken served as strategic advisor for family offices and start-ups in Brazil, as well as the operations director at Cerveja Proibida from 2013 to 2017, legal counsel at Microsoft from 2007 to 2013, and as the head of legal at UOL from 2000 to 2007. She has also represented these companies in industry associations and corporate affairs initiatives in Brazil. She holds a law degree and a post-graduate degree in Commercial and Corporate Law, both from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC). Ms. Gushiken also studied Japanese Constitutional Law at the University of Shizuoka – Japan from 1993 to 1994. She is admitted to the Brazilian Bar in São Paulo.

Marcos de Barros Lisboa. Mr. Lisboa has been a member of our board of directors since April 13, 2018. Mr. Lisboa holds a bachelor’s degree and a master’s degree, both in economics, from the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro). He also has a Ph.D. in economics from the University of Pennsylvania. He was an assistant professor in the economics department at Stanford University from 1996 to 1998 and an assistant professor at the School of Economics of Getulio Vargas Foundation (Fundação Getulio Vargas) from 1998 to 2002. Since 2013, he has worked at Insper, a business, economics and engineering school, initially as vice-president and, since 2015, as president. From 2003 to 2005, Mr. Lisboa served as Secretary of Economic Policy for the Brazilian Federal Ministry of Finance. He also served as president of the Instituto de Resseguros do Brasil from 2005 to 2006 and, from 2006 to 2013, he worked at Itaú-Unibanco, where he served as vice-president from 2009 to 2013.

Cleveland Prates Teixeira. Mr. Teixeira holds a master’s degree in Economics from Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo and a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP). From 2002 to 2004, he served as a Commissioner of the Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian antitrust agency, and from 1999 to 2002, he served as Deputy Secretary for Economic Monitoring (Secretaria de Acompanhamento Econômico – SEAE) of the Brazilian Ministry of Finance, and as Coordinator General of Trade and Services and Cartel Prosecution for the same department. In 2002, he was a member of the Federal Fund for the Defense of Collective Rights of the Brazilian Ministry of Justice, and from 2006 to 2008, he was Council of the Brazilian Institute of Economics (Instituto Brasileiro de Economia – IBRE) at Getulio Vargas Foundation (Fundação Getulio Vargas – FGV). Since 2007, he has taught courses on Microeconomics, Economic Analysis of Law, Antitrust and Regulation at the GVLaw graduate program at the law school of Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo, and has coordinated a course in Market Regulation at the Foundation Institute of Economic Research (Fundação Instituto de Pesquisas Econômicas – FIPE). He is also the Managing Partner of Microanalysis Consultoria Econômica, having worked on economic issues and coordinated projects in financial, regulatory and competition affairs in various sectors of the economy, including consultancy to both national and international government agencies, such as the Applied Economic Research Institute (Instituto de Pesquisa Econômica Aplicada – IPEA), the United Nations Conference on Trade and Develoment (UNCTAD) and the World Bank.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer. Our executive officers were appointed by our board of directors for an indefinite term.

The table below shows our current executive officers:

Name	Title	Date of Birth
Luiz Frias	Principal Executive Officer	April 6, 1963
Eduardo Alcaro	Chief Financial and Investor Relations Officer and Chief Accounting Officer	April 26, 1972
Ricardo Dutra da Silva	Executive Officer	December 1, 1975

The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil.

Audit Committee

Our board of directors has established an audit committee. Members will serve on this committee until the earliest of (1) the moment they cease to be a director, (2) their resignation or (3) as otherwise determined by our board of directors. Our audit committee currently consists of three members, including Marcos de Barros Lisboa, Noemia Gushiken and Cleveland Prates Teixeira. All of our audit committee members satisfy the “independence” requirements of the NYSE rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Noemia Gushiken satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Duties of Directors

Directors are responsible to the company and not, in the absence of special circumstances, to the shareholders as individuals. For the purposes of describing directors’ duties, the company is generally defined with reference to the interests of both present and future shareholders of the company as a whole. Under Cayman Islands law, a director owes two types of duties to the company: fiduciary duties and duties of skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. You should refer to “Item 10. Additional Information—Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Compensation

Management Compensation

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of restricted shares (or the cash equivalent) under the LTIP, as discussed below. Cash bonuses are paid to executive officers and members of our management based on the previously agreed corporate results-sharing plan (plano de participações nos resultados) and overall targets for the business.

Certain of our directors and officers receive compensation from UOL for services rendered to PagSeguro. The related cost is apportioned between UOL and PagSeguro in accordance with the services that are rendered.

The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2018 was R$99.3 million. This includes benefits paid in kind and variable compensation.

Long-Term Incentive Plan – Goals

LTIP-Goals was established at PagSeguro Brazil on December 18, 2018, as approved by our board of directors. Currently, no beneficiaries of LTIP-Goals have been named and as such, no new Class A common shares have been issued under the LTIP-Goals. We believe the LTIP-Goals will help us attract and retain individuals who have a high potential to contribute to our success, and further align their interests with ours. Beneficiaries under the LTIP-Goals will be selected by the LTIP-Goals Committee, which consists of our Chairman of our board of directors and two officers of UOL.

Beneficiaries under the LTIP-Goals will be granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in our corporate results-sharing plan for any given year. If any portion of an award is payable in Class A common shares, the relevant value will be converted into Class A common shares on the last business day of January following the year for which such amount was awarded.

We expect that all of the directors of PagSeguro Digital Ltd., except for Noemia Gushiken, Marcos de Barros Lisboa and Cleveland Prates Teixeira, will be named beneficiaries under the LTIP-Goals.

If a beneficiary is dismissed by us, resigns, retires or dies before of any given year, the beneficiary will not be entitled to any awards under the LTIP-Goals for that year. If a beneficiary is dismissed by us, resigns, retires or dies after the end of any given year, but before the date on which the value of such beneficiary’s award is converted into our Class A common shares, the beneficiary will be entitled to his or her award under the LTIP-Goals, provided that the goals for the previous year have been met.

The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP-Goals may not exceed 1% of our total issued and outstanding share capital at any time.

Long-Term Incentive Plan

Members of our management participated in the LTIP (replaced by the LTIP-Goals on December 18, 2018), which was established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital Ltd. Beneficiaries under the LTIP were selected by UOL’s LTIP Committee, which consists of our Chairman and two officers of UOL. Since the establishment of LTIP-Goals on December 18, 2018, no new rights have been, nor will be, granted under the LTIP.

Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date. Under the terms of the LTIP, upon completion of our IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of our company at our IPO price. The number of Class A common shares issued with respect to the vested LTIP rights was calculated, pursuant to each beneficiary’s individual LTIP agreement, based on our IPO price of US$21.50 per Class A common share. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date, at the discretion of the LTIP Committee, by either (i) delivery of a fixed number of Class A common shares of PagSeguro Digital or (ii) the equivalent in cash of the fixed number of shares at the current fair value. The vesting conditions of the LTIP awards include the completion of our IPO and the attainment of certain service conditions. Upon completion of our IPO in January 2018, payment of future LTIP rights became probable, resulting in us commencing to recognize compensation expenses related to each beneficiary’s LTIP rights.

At March 31, 2019, a total of 3,123,676 new Class A common shares were issued without cash consideration to certain members of our management who are beneficiaries under the LTIP, upon closing of our IPO and in the following months.

All of the directors of PagSeguro Digital Ltd., except for Noemia Gushiken, Marcos de Barros Lisboa and Cleveland Prates Teixeira, are beneficiaries under the LTIP.

If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be delivered, but the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the LTIP will be cancelled.

The shares issued under the LTIP upon completion of our IPO were subject to a one-year lock-up period under the terms of the LTIP. Any shares that were issued on a subsequent vesting date during the first year after our IPO were subject to the remainder of that same lock-up period, expiring one year after the closing of our IPO. After the close of that one-year period, shares issued or to be issued under the LTIP are no longer be subject to a lock-up. As such, shares issued under the LTIP are now freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.”

The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time.

Share Ownership

The total number of common shares owned by our management as of March 31, 2019 was 162,267,064 Class A common shares (including treasury shares) and 165,620,861 Class B common shares. No member of our management beneficially owns one percent or more of our common shares.

Our Team

We believe that our team is one of PagSeguro’s most important assets. Our culture reflects UOL’s teamwork and innovation-driven focus, instilling in our professionals a passion for our customers and merchants. At December 31, 2018, our total team consisted of 1,807 people, including 653 employees plus outsourced staff, all located in Brazil. At December 31, 2018, our employees had an average age of 33, 84% of whom held a bachelor’s degree or higher and 40% of whom were women, with 65% of our employees specializing in products and engineering. The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2018	2017	2016
Products and Engineering	515	327	229
Commercial and Marketing	245	137	85
Operations	254	165	82
Administrative	140	87	50

Total	1,154	716	446

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

We seek to attract and train the best professionals in the market. We seek to motivate our employees to provide next-generation payment capabilities through a corporate results-sharing plan for all employees and a long-term motivation plan for key professionals. Our corporate results-sharing plan includes salary multiples of two for coordinators, three for managers, 3.5 for general managers, 4.1 or more for directors and one for other employees and is based on annual targets for metrics such as free cash flow, net income, revenues, working capital and TPV. Through the LTIP-Goals, part or all of a beneficiary’s award under our corporate results-sharing plan may be paid in Class A common shares. See “—Long-Term Incentive Plan-Goals” and “—Long-Term Incentive Plan.” We believe that we offer competitive compensation packages and a dynamic culture, and have therefore been able to attract and retain qualified personnel and a stable management team. We also offer our employees medical and dental insurance, life insurance, meal voucher cards and a retirement savings plan, among other benefits. In a 2017 survey carried out by the website LinkedIn, UOL was named as the second best place to work in Brazil. We are aware, however, that our continued success will depend on our ability to continue to attract and retain these qualified professionals. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.”

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

Major Shareholders

The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL (our controlling shareholder and parent company), our major shareholders and members of our management, as a single group, as of March 31, 2019.

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

The percentages of beneficial ownership in the table below are based on 162,267,064 outstanding Class A common shares (including treasury shares) and 165,620,861 outstanding Class B common shares. As of March 31, 2019, approximately 83.3% of our Class A common shares (including treasury shares) were held of record by 151 record holders in the United States, and 0% of our Class B common shares were held of record in the United States.

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

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
Name	Shares	%	Share	%
Universo Online S.A.(2)	—	—	165,620,861	100.0%	91.1%
Capital World Investors(3)	43,985,860	27.1%	—	—	2.4%
Ameriprise Financial Inc.(4)	9,666,089	6.0%	—	—	0.5%
Artisan Partners LP(5)	9,173,839	5.7%	—	—	0.5%
Melvin Capital Management L.P.(6)	8,241,440	5.1%	—	—	0.5%
Treasury	503,642	0.3%	—	—	0.0%
Others	90,696,194	55.9%	—	—	5.0%

Total	162,267,064	100%	100%	100%	100%

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

(2)

The following persons are beneficial owners of 5% or more of PagSeguro Digital’s Class A common shares and Class B common shares indirectly through their ownership interests in UOL, considering UOL’s share capital on a fully diluted basis (excluding UOL’s treasury shares): ((i) Folhapar S.A., which holds a 64.46% ownership interest in UOL on a fully diluted basis (not considering treasury shares), (ii) João Alves de Queiroz Filho, who holds a 14.90% ownership interest in UOL on a fully diluted basis (not considering treasury shares), (iii) Negotio Magni, S.A. de C.V., which holds a 10.81% ownership interest in UOL on a fully diluted basis (not considering treasury shares), and (iv) BTG Pactual Principal Investments Fundo de Investimento em Participações, which holds a 6.46% ownership interest in UOL on a fully diluted basis (not considering treasury shares). The following persons hold ownership interests in Folhapar S.A.: (i) Empresa Folha da Manhã S.A., which holds a 33.23% non-voting direct ownership interest in Folhapar S.A., and (ii) Luiz Frias, who holds a 66.27% voting direct ownership interest and a 8.76% non-voting indirect ownership interest in Folhapar S.A. Luiz Frias also holds a 2.04% direct ownership interest in UOL. The principal business address of Universo Online S.A. and Luiz Frias is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil. The principal business address of Folhapar S.A. is Avenida Brigadeiro Faria Lima, 1384, Andar 11, Sala F, 01452-002 São Paulo—SP, Brazil. The principal business address of João Alves de Queiroz Filho is Av. Brigadeiro Faria Lima, 2277, 6th floor, São Paulo – SP, Brazil, 01452-000. The principal business address of Negotio Magni, S.A. de C.V. is Av. Chapultepec, 218, Col. Roma Norte, Mexico City, DF 06700 – Mexico. The principal business address of BTG Pactual Principal Investments Fundo de Investimento em Participações is Av. Brigadeiro Faria Lima, 3729, São Paulo – SP, Brazil, 04538-133.

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

(4)

Consists of shares beneficially owned by Ameriprise Financial, Inc. These shares are held of record by Ameriprise Financial, Inc. and its subsidiary Columbia Management Investment Advisers, LLC. The address of Columbia Management Investment Advisers, LLC is 225 Franklin St., Boston, MA 02110. The address of Ameriprise Financial, Inc. is 145 Ameriprise Financial Center, Minneapolis, MN 55474.

(5)	Consists of shares beneficially owned by Artisan Partners LP. The address of Artisan Partners LP is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(6)	Consists of shares beneficially owned by Melvin Capital Management LP. The address of Melvin Capital Management LP is 537 Madison Avenue, 25th Floor, New York, NY 10022.

Prior to our IPO, UOL held 100% of our outstanding common shares, totaling 262,288,607 Class B common shares. In our IPO, UOL converted 70,267,746 Class B common shares to Class A common shares. Such converted shares were subsequently sold in our IPO, bringing UOL’s total number of Class B common shares held to 192,020,861. In our June 2018 follow-on offering, UOL converted 26,400,000 Class B common shares to Class A common shares. Such converted shares were subsequently sold in our June 2018 follow-on offering bringing UOL’s total number of Class B common shares held to 165,620,861.

There is currently no shareholders’ agreement in place.

Related Party Transactions

All of our related party transactions are conducted at arms’ length, based on terms that reflect those that would apply to transactions with third parties, other than our centralized cash management with UOL, described below. The total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by UOL and other affiliated companies in the year ended December 31, 2018 under such of these agreements as were in force during the year ended December 31, 2018 was R$204.0 million, representing 6.5% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by affiliated companies during the year, 77.2% were provided by UOL, 13.5% were provided by UOL Diveo and 9.3% were provided by Transfolha. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2018 for an amount of R$3.2 million. For more information, see Note 9 to our audited consolidated financial statements.

Prior to our IPO, PagSeguro’s cash management was centralized with UOL, leading to positive or negative balances with UOL from time to time as referred to in Note 9 to our audited consolidated financial statements. When PagSeguro provided cash to UOL or UOL provided cash to PagSeguro, these transactions were not carried out at arms’ length because no interest was recorded in either company’s income statement. Our cash management was separated from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that relate to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our IPO, and any such balances were repaid by UOL following completion of our IPO.

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

The amounts we had accrued in our financial statements as at December 31, 2018 for all types of legal proceedings for which we believe a loss is probable were R$7.0 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Digital.”

We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. At December 31, 2018, we had judicial deposits in an aggregate amount of R$0.9 million.

Civil Proceedings

The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.

At December 31, 2018, we were party to approximately 3,500 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON. At December 31, 2018, we had recorded R$6.6 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for the withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution.

At December 31, 2018, we were not a party to any civil lawsuits involving risks classified by management as possible losses. For more information, see Note 16 of our audited consolidated financial statements.

We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. At December 31, 2018, we had judicial deposits for civil proceedings in an aggregate amount of R$0.9 million.

Labor Proceedings

At December 31, 2018, we were party to approximately 30 labor-related judicial and administrative proceedings for which we recorded a provision of R$0.3 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities.

We are not a party to any labor lawsuits involving risks classified by management as possible losses. For more information, see Note 16 of our audited consolidated financial statements.

Tax and Social Security Proceedings

At December 31, 2018, we had made judicial deposits of R$17.1 million related to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS), R$105.2 million related to Brazilian social security (Contribuição para o Financiamento da Seguridade Social, or COFINS) relating to our financial income, R$52.2 million related to ISS and R$19.5 million related to ICMS taxes. Our PIS and COFINS judicial deposits relate to a tax proceeding filed by us to challenge certain Brazilian regulations that changed the PIS/COFINS taxation regime. Laws 10,637/2002 and 10,833/2003 increased the PIS and COFINS calculation basis, which was previously assessed on operating revenues and expanded to cover all types of revenue, including revenues generated by financial investments, with a few exceptions. Since the issuance of Decree No. 5,164/2004, taxpayers subject to the non-cumulative PIS/COFINS methodology, like our company, were subject to PIS and COFINS at a 0% tax rate on financial income. On April 1, 2015, the Brazilian federal government published Decree No. 8,426/2015, which increased the PIS and COFINS rates levied on financial income by legal entities subject to the non-cumulative methodology to 0.65% and 4%, respectively. In December 2015, we filed a tax proceeding alleging the unconstitutionality of the PIS/COFINS increase on financial income by Decree No. 8,426/2015, based on violation of the constitutional principle of legality, which provides that an increase in existing taxes can only be implemented by federal law. As an alternative request, we asked the court to recognize our right to discount PIS/COFINS tax credits from financial expenses incurred by us. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these PIS/COFINS payments in escrow while this payment obligation is discussed in court. For more information, see Note 15 to our audited consolidated financial statements and “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our Results of Operations.”

Our ISS judicial deposits relate to a tax proceeding filed by us against the São Paulo municipality to challenge certain regulations recently enacted that changed the municipality to which the ISS is due from the municipality where the service provider is located (PagSeguro) to the municipality where the clients are located (which in our case means the municipality where the POS device is used). Given that this new ISS collection rule is being challenged, we are currently making judicial deposits of the amounts supposedly due to the São Paulo municipality and recognizing a provision for differences with the ISS charged by other municipalities. For more information, see Note 15 to our audited consolidated financial statements.

Our ICMS judicial deposits relate to a tax proceeding filed by Net+Phone against several Brazilian states to challenge the legality of certain constitutional amendments which require that ICMS taxes be collected by those who ship goods to final customers in interstate operations, at a tax differential corresponding to the difference between the rate of the destination state and the interstate rate. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these ICMS payments in escrow while this payment obligation is discussed in court. For more information, see Note 15 to our audited consolidated financial statements.

As December 31, 2018, we were party to tax lawsuits classified by legal advisors as possible losses which involved an aggregate amount of R$47.2 million and for which no provision has been made.

Dividend Policy

For our policy on dividend distributions, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”

ITEM 9.	THE OFFER AND LISTING

Plan of Distribution

Not applicable.

Trading Markets

Our Class A common shares are listed on the NYSE under the symbol “PAGS.” Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. At March 31, 2019, the Class A common shares represented 49.5% of our shares and 100% of our current global public float.

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

PagSeguro Digital’s Articles of Association provide that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profit, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to receive a number of Class B common shares that would allow them to maintain their proportional ownership interests in PagSeguro Digital. For more information see “—Preemptive or Similar Rights.”

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

As a Cayman Islands exempted company, PagSeguro Digital is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, PagSeguro Digital may, but is not required (unless required by the laws of the Cayman Islands), to hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

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

Holders whose shares are registered in the name of DTC or its nominee, which is currently the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

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

On September 29, 2017, PagSeguro Brazil’s shareholders approved a distribution of R$238.8 million in dividends. This amount consisted of (i) R$142.8 million of dividends related to the six-month period ended June 30, 2017 and (ii) R$96.0 million in dividends related to the year ended December 31, 2016. For more information regarding the 2016 dividend, see Note 18 to our audited consolidated financial statements. No dividends were declared or paid in 2018.

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

In addition, subject to certain limitations, Brazilian companies generally also distribute amounts in respect of interest on own capital, which is calculated based on a government interest rate. In its 2016 financial statements PagSeguro Digital recorded an amount of R$22.2 million in interest on own capital payable to UOL. This amount was paid to UOL on April 30, 2017, although the payment was offset in full against amounts then due to PagSeguro Brazil and Boa Compra under our centralized cash management with UOL, rather than being paid in cash. No interest on own capital was declared or paid in 2018.

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

Our directors are Luiz Frias, Eduardo Alcaro, Maria Judith de Brito, Ricardo Dutra da Silva, Noemia Gushiken, Marcos de Barros Lisboa and Cleveland Prates Teixeira. Ms. Gushiken, Mr. Lisboa and Mr. Teixeira are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

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

Upon the completion of our IPO, the board of directors put in place an audit committee. See “Item 6. Directors, Senior Management and Employees—Audit Committee.”

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

Under Cayman Islands law, the register of shareholders of PagSeguro Digital is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. The shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

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

Registration Rights and Restricted Shares

Although no shareholders of PagSeguro Digital have formal registration rights, they or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. PagSeguro Digital has agreed to lock-up provisions that restrict us, subject to specified exceptions, including the right for PagSeguro Digital to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation, from selling or otherwise disposing of any shares for a period of 12 months after the date of our June 2018 follow-on offering. UOL has also agreed to lock-up restrictions for 12 months following the date of our June 2018 follow-on offering in substantially similar terms, except that the lock-up restrictions applicable to UOL are not subject to any exceptions. The lock-up restrictions applicable to PagSeguro Digital and UOL are not subject to waiver by the underwriters of our June 2018 follow-on offering. For more information, see “Item 10. Additional Information—Lock-up Agreements.”

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

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

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

Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 6. Directors, Senior Management and Employees—Compensation” and Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

As a Cayman Islands exempted company with limited liability, we have received an undertaking from the Cabinet Office of the Cayman Islands, dated August 10, 2017, as to tax concessions pursuant to Section 6 of the Tax Concessions Law (1999 Revision). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations and, in addition, no such tax shall be payable:

(a)	on or in respect of our shares (including our Class A common shares), debentures or other obligations; or

(b)

by way of withholding in whole or in part of any payment of dividend or other distribution of income or capital to any holder of our shares (including our Class A common shares) or any payment of interest or other sums due under our debentures or other obligations.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation so long as certain holding period and other requirements are met. A foreign corporation is treated as a qualified foreign corporation provided that (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below), and (ii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules or (B) the stock with respect to dividends paid by that corporation is readily tradable on an established securities market in the United States, such as the NYSE. Our Class A common shares are listed on the NYSE.

We believe that dividends we pay on our Class A common shares will meet the conditions required for the reduced tax rate. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Passive Foreign Investment Company

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets (including goodwill), all of which are subject to change, and which may be determined in large part by reference to the market value of our shares, which may be volatile. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets (including goodwill) and income for this purpose, and the application of these rules is uncertain in some respects. Our status as a PFIC may also depend, in part, on how we utilize the cash proceeds from our January 2018 IPO and June 2018 follow-on offering, in our business. Accordingly, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of our Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

In addition, you should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. You are encouraged to consult your own tax advisors regarding the application of the information reporting rules to the Class A common shares and the application of these additional reporting requirements for foreign financial assets to your particular situation.

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

Subsidiary Information

Not applicable.

Common Shares Eligible for Future Sale

As of March 31, 2019, PagSeguro Digital had 162,267,064 Class A common shares (including treasury shares) issued and outstanding, and 165,620,861 Class B common shares issued and outstanding.

Lock-up Agreements

Lock-up Agreement of PagSeguro Digital

In connection with our June 2018 follow-on offering, PagSeguro Digital has agreed not to carry out any of the following actions regarding our Class A common shares of PagSeguro Digital for 12 months after June 21, 2018, the date of our follow-on offering:

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

(whether any of the transactions described above are to be settled by delivery of Class A common shares or other securities of our company, in cash, or otherwise), or file a registration statement with the SEC related to any of our Class A common shares.

These lock-up restrictions apply to Class A common shares of PagSeguro Digital and to securities convertible into or exercisable or exchangeable for Class A common shares of PagSeguro Digital.

These lock-up restrictions are, however, subject to certain exceptions, including any issuance of Class A common shares by PagSeguro Digital in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that (i) the aggregate number of Class A common shares issued or issuable thereunder shall not exceed 10% of the total number of Class A common shares issued and outstanding as of the date of such merger, acquisition, joint venture or strategic participation, and (ii) the recipient of such Class A common shares shall have agreed with the representatives of the underwriters not to carry out any of the actions described above regarding such Class A common shares.

The lock-up restrictions applicable to PagSeguro Digital are not subject to waiver by the underwriters of our June 2018 follow-on offering.

Lock-up Agreement of UOL

In connection with our June 2018 follow-on offering, UOL has agreed not to carry out any of the following actions regarding Class A common shares of PagSeguro Digital for 12 months after June 21, 2018, the date of our follow-on offering:

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

(whether any of the transactions described above are to be settled by delivery of Class A common shares or other securities of our company, in cash, or otherwise), or request that PagSeguro Digital file a registration statement with the SEC related to the sale by UOL of any Class A common shares.

These lock-up restrictions apply to Class A common shares of PagSeguro Digital and to securities convertible into or exercisable or exchangeable for Class A common shares of PagSeguro Digital.

The lock-up restrictions applicable to UOL are not subject to waiver by the underwriters of our June 2018 follow-on offering or to any exceptions.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Our activities expose us to a variety of financial risks: foreign exchange risk, fraud risk (chargebacks), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures, when applicable. See, Note 11 to our audited consolidated financial statements.

Among the main market risk factors that may affect the PagSeguro business are the following:

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. At December 31, 2018 and 2017, we did not have any borrowings. At December 31, 2016, we had borrowings denominated in foreign currency that were linked to derivatives (swaps).

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

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each card issuer served by us, classifying them into three groups:

(i)	card issuers presenting a low level of risk, who have credit ratings assigned by Fitch, S&P or Moody’s and who do not require additional monitoring;

(ii)	card issuers presenting a medium level of risk, who are monitored in accordance with Basel requirements and property, plants and equipment ratios; and

(iii)	card issuers presenting a high level of risk, who are assessed by the Credit and Liquidity Risk Committee at monthly meetings.

No credit limits were exceeded in 2018, 2017 or 2016. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.

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

On January 23, 2018, we commenced our IPO. On January 26, 2018, we closed our IPO, pursuant to which we issued and sold 50,925,642 Class A common shares and UOL sold 70,267,746 Class A common shares. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as the representatives of the underwriters in our IPO. The 121,193,388 registered Class A common shares were sold to the public at a price of US$21.50 per Class A common share, for an aggregate price of US$2,265,789,433. We incurred approximately US$5.3 million in expenses related to our IPO and paid approximately US$91.2 million in underwriting discounts and commissions.

On June 18, 2018, we commenced our follow-on offering. On June 26, 2018, we closed our follow-on offering, pursuant to which we issued and sold 11,550,000 Class A common shares and UOL sold 24,400,000 Class A common shares. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as the underwriters in our June 2018 follow-on offering. The 35,950,000 registered Class A common shares were sold to the public at a price of US$29.25 per Class A common share, for an aggregate price of US$1,110,037,500. We incurred approximately US$1.8 million in expenses related to our June 2018 follow-on offering and paid approximatley US$7.9 million in underwriting discounts and commissions.

The net proceeds to PagSeguro Digital from the sale of Class A common shares in our January 2018 IPO and June 2018 follow-on offering were approximately US$1,045.8 million and US$328.1 million, respectively, after deducting underwriting discounts and commissions and estimated expenses payable by us.

To date, we have used our net proceeds from our January 2018 IPO and June 2018 follow-on offering to finance working capital, particularly the early payment of receivables feature that we offer merchants, and to fund future selective acquisitions and investments in businesses, technologies or products that are complementary to our business. We currently plan to continue using our net proceeds from our January 2018 IPO and June 2018 follow-on offering for the same purposes. Any remaining net proceeds will be used for other general corporate purposes. Our management will have broad discretion in allocating the net proceeds from our January 2018 IPO and June 2018 follow-on offering.

We did not receive any proceeds from the sale of common shares by UOL in our January 2018 IPO and June 2018 follow-on offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer and our Chief Financial and Investor Relations Officer and Chief Accounting Officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with IFRS as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting.

Changes in internal control over financial reporting

Not applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

At our board meeting held on January 8, 2018, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors has determined that Noemia Gushiken qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16 of Form 20 F. Noemia Gushiken is an “independent director” within the meaning of the SEC rules. For more information, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”

ITEM 16B.	CODE OF ETHICS

We consider ethics to be an essential value for our reputation and longevity. PagSeguro Digital, including all of our employees, is subject to UOL’s Code of Ethics and Conduct, or the Code of Ethics. We will report each year under Item 16B of our annual report on Form 20-F any waivers of the Code of Ethics, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics governs all relations between companies in the UOL group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society). A copy of the Code of Ethics is available on our website at http://investors.pagseguro.com/Cache/1500109327.PDF?O=PDF&T=&Y=&D=&FID=1500109327&iid=9282297 (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this annual report).

ITEM 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2018 and 2017. Our independent accounting firm was PricewaterhouseCoopers Auditores Independentes for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018	2017
	(in thousands of reais)
Audit fees(1)	2,687.6	4,211.6
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	—	196.0

Total	2,687.6	4,407.6

(1)

“Audit Fees” include fees for (i) the audit of our annual consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, prepared in accordance with IFRS, as issued by the IASB, (ii) the review of our interim financial statements for the three-month periods ended March 31, 2018 and 2017, for the six-month periods ended June 30, 2018 and 2017 and for the nine-month periods September 30, 2018 and 2017 and (iii) the preparation and issuance of comfort letters in connection with our January 2018 IPO and June 2018 follow-on offering.

(2)	“All other fees” include fees for services related to the reconciliation of transactions and amounts with credit card issuers.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the SEC, in connection with the establishment of our audit committee (which was undertaken as a result of our IPO in January 2018), we introduced a procedure for the review and pre-approval of any services performed by PricewaterhouseCoopers Auditores Independentes, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of PricewaterhouseCoopers Auditores Independentes for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 30, 2018, we announced the adoption of our share repurchase program in an aggregate amount of up to US$250 million. Our share repurchase program went into effect in the fourth quarter of 2018 and does not have a fixed expiration date. The program may be executed in compliance with Rule 10b-18 under the Exchange Act.

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased	Average Price Paid Per Class A Common Share (R$)	Total Number of Class A Common Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program(1) (US$, in millions)
January 2018	—	—	—	—
February 2018	—	—	—	—
March 2018	—	—	—	—
April 2018	—	—	—	—
May 2018	—	—	—	—
June 2018	—	—	—	—
July 2018	—	—	—	—
August 2018	—	—	—	—
September 2018	—	—	—	—
October 2018	—	—	—	—
November 2018	3,400	91.87095	3,400	249.9
December 2018	500,242	77.97326	500,242	239.9

(1)	Our share repurchase program, which was adopted in October 2018 authorized the repurchase in an aggregate amount of up to US$250 million with no fixed expiration date.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

PricewaterhouseCoopers Auditores Independentes was appointed to act as our independent public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2017 and 2018, until the filing of this Form 20-F with the SEC. On March 14, 2019, we dismissed PricewaterhouseCoopers Auditores Independentes as our independent public accounting firm, effective upon the filing of this annual report. On March 2, 2019 our audit committee approved the appointment of Ernst & Young Auditores Independentes S.S. to act as our independent public accounting firm beginning with a review of our quarterly information for the first quarter of 2019.

The reports of PricewaterhouseCoopers Auditores Independentes on our financial statements for each of the fiscal years ended on December 31, 2017 and 2018 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through March 14, 2019, there have been no disagreements with PricewaterhouseCoopers Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers Auditores Independentes, would have caused PricewaterhouseCoopers Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided PricewaterhouseCoopers Auditores Independentes with a copy of the foregoing disclosure, and have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with such disclosure. A copy of this letter is filed as Exhibit 15.1 to this Form 20 F.

During the fiscal years ended December 31, 2017 and 2018 and the subsequent interim period through March 14, 2019, we did not consult Ernst & Young Auditores Independentes S.S. as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20 F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20 F).

ITEM 16G.	CORPORATE GOVERNANCE

Significant Differences between our Current Corporate Governance Practices and the U.S. Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the NYSE rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described above under “Item 6. Directors, Senior Management and Employees—Audit Committee”) (b) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

The NYSE rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Currently, three of our directors, Noemia Gushiken, Marcos de Barros Lisboa and Cleveland Prates Teixeira, are independent.

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

See pages F-1 through F-47, incorporated herein by reference.

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

4.2†

English translation of 7th Addendum to the Agreement for the Supply of Equipment, dated as of August  25, 2017, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda. and Transire Fabricação de Componentes Eletrônicos Ltda.

4.3†

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
4.4†

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

4.6†

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

4.7†

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

4.8†

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

4.9

Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015, between Visa do Brasil Empreendimentos Ltda. and Pagseguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.10	First Amendment to the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and Pagseguro Internet Ltda.
4.11

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

No.	Description
4.12

English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.13	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).
4.14	English translation of the Long-Term Incentive Plan – Goals (LTIP-Goals) – Pagseguro Internet S.A., dated as of December 18, 2018.
4.15	English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of February 13, 2019, between Elo Serviços S.A. and PagSeguro Internet S.A.
8.1	Subsidiaries of the Registrant.
11.1	English translation of the UOL Code of Ethics and Conduct (incorporated by reference to Exhibit 11.1 of Form 20-F filed on April 6, 2018).
12.1	Certification of Luiz Frias, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Luiz Frias, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter from PricewaterhouseCoopers Auditores Independentes to the SEC, dated April 15, 2019, regarding the change in independent accounting firm.
99.1	Consent of Datafolha (incorporated by reference to Exhibit 99.1 of Form F-1 filed on December 26, 2017).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(†)	Certain identified confidential information has been redacted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

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

“GPRS” means “General Packet Radio Service,” a packet-based wireless communication service on the 2G and 3G cellular communication systems that provides continuous connection to the Internet for mobile phone and computer users.

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

“Individual Micro Entrepreneurs” refers to businesses that are classified as such in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code. This classification refers to businesses with annual gross revenues of up to R$81,000 for periods through December 31, 2018.

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

“SEBRAE” means the Brazilian Micro and Small Businesses Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas).

“Small Companies” refers to legal entities that are classified as such in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code. This classification refers to businesses with annual gross revenues of between R$360,000 and R$4.8 million for periods through December 31, 2018.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 15, 2019.

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director

PagSeguro Digital Ltd.

Consolidated Financial Statements at

December 31, 2018 and 2017

and Report of Independent Registered

Public Accounting Firm

PagSeguro Digital Ltd.

Consolidated financial statements

at December 31, 2018 and 2017

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer and our Chief Financial and Investor Relations Officer and Chief Accounting Officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

This management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report this year.

February 18, 2019

/s/ Eduardo Alcaro
Eduardo Alcaro
Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director

Report of independent registered

public accounting firm

To the Board of Directors and Stockholders

PagSeguro Digital Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

PagSeguro Digital Ltd.

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

São Paulo, Brazil, February 19, 2019

/s/ PricewaterhouseCoopers Auditores Independentes

We have served as the Company’s auditor since 2015.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31

(All amounts in thousands of reais)

CURRENT ASSETS
Cash and cash equivalents	6	2,763,050	66,767
Financial investments	7	—	210,103
Note receivables	8	8,104,679	3,522,349
Receivables from related parties	9	—	124,723
Inventories		88,551	61,609
Taxes recoverable		65,653	14,446
Other receivables		20,148	27,956

Total current assets		11,042,081	4,027,953

NON-CURRENT ASSETS
Judicial deposits		1,511	872
Prepaid expenses		968	160
Deferred income tax and social contribution	17	—	37,015
Property and equipment	11	67,104	10,889
Intangible assets	12	305,614	158,868

Total non-current assets		375,197	207,804

TOTAL ASSETS		11,417,278	4,235,757

CURRENT LIABILITIES
Payables to third parties	13	4,324,198	3,080,569
Trade payables		165,246	92,444
Payables to related parties	9	30,797	39,101
Salaries and social charges	14	73,936	34,269
Taxes and contributions	15	80,093	52,064
Provision for contingencies	16	7,004	4,648
Other payables		29,501	15,872

Total current liabilities		4,710,775	3,318,967

NON-CURRENT LIABILITIES
Deferred income tax and social contribution	17	132,125	42,809
Other payables		—	3,590

Total non-current liabilities		132,125	46,399

TOTAL LIABILITIES		4,842,900	3,365,366

EQUITY
Share capital	18	26	524,577
Legal reserve	18	—	30,216
Capital reserve	18	5,688,134	—
Equity valuation adjustments	18	(7,325)	55
Profit retention reserve	18	909,267	312,047
Treasury shares	18	(39,532)	—

		6,550,570	866,895

Non-controlling interests		23,806	3,496

TOTAL EQUITY		6,574,376	870,391

TOTAL LIABILITIES AND EQUITY		11,417,278	4,235,757

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income

Year ended December 31

(All amounts in thousands of reais unless otherwise stated)

	Note	December 31, 2018	December 31, 2017	December 31, 2016
Net revenue from transaction activities and other services	20	2,267,103	1,224,261	480,025
Net revenue from sales	20	374,612	471,924	260,594
Financial income	20	1,414,532	818,624	392,429
Other financial income	20	278,445	8,576	5,337

Total revenue and income		4,334,692	2,523,385	1,138,385
Cost of sales and services	21	(2,144,699)	(1,324,380)	(623,667)
Selling expenses	21	(351,439)	(245,759)	(199,937)
Administrative expenses	21	(581,668)	(153,177)	(84,461)
Financial expenses	21	(31,209)	(104,544)	(68,301)
Other expenses, net	21	(8,054)	(12,021)	(6,660)

PROFIT BEFORE INCOME TAXES		1,217,623	683,504	155,359
Current income tax and social contribution	17	(180,884)	(214,988)	(7,431)
Deferred income tax and social contribution	17	(126,331)	10,278	(20,149)

INCOME TAX AND SOCIAL CONTRIBUTION		(307,215)	(204,710)	(27,580)

NET INCOME FOR THE YEAR		910,408	478,794	127,779

Attributable to:
Owners of the Company		909,267	478,781	127,186
Non-controlling interests		1,141	13	593
Basic earnings per common share—R$	19	2.8625	1.8254	0.4849
Diluted earnings per common share—R$	19	2.8582	1.8254	0.4849

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of comprehensive income

Years ended December 31

(All amounts in thousands of reais)

	2018	2017	2016
NET INCOME FOR THE YEAR	910,408	478,794	127,779
Currency translation adjustment	208	55	—

Total comprehensive income for the year	910,616	478,849	127,779

Attributable to
Owners of the Company	909,475	478,836	127,186

Non-controlling interests	1,141	13	593

Total comprehensive income for the year	910,616	478,849	127,779

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of changes in equity

(All amounts in thousands of reais)

					Capital reserve		Profit reserve
	Note	Share capital	Net parent Investment	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Total	Non-controlling interests	Total equity
At December 31, 2015		441,616	9,730	—	—	—	757	7,588	—	—	459,691	2,186	461,877

Net income for the period	18	—	—	—	—	—	—	—	127,186	—	127,186	593	127,779
Non-controlling acquisition	18	—	—	—	—	—	—	—	2,779	—	2,779	(2,779)	—
Capital increase	18	26,610	36,654	—	—	—	—	—	—	—	63,264	—	63,264
Payout capitalization		56,351	(46,384)	—	—	—	(267)	4,539	(14,239)	—	—	—	—
Constitution of legal reserve	18	—	—	—	—	—	5,787	—	(5,787)	—	—	—	—
Distribution of interest on own capital		—	—	—	—	—	—	—	(26,059)	—	(26,059)	—	(26,059)
Profit retention reserve	18	—	—	—	—	—	—	83,881	(83,881)	—	—	—	—

At December 31, 2016		524,577	—	—	—	—	6,277	96,008	—	—	626,862	—	626,862

Net income for the period	18	—	—	—	—	—	—	—	478,781	—	478,781	13	478,794
Currency translation adjustment	18	—	—	—	—	—	—	—	—	55	55	—	55
Non-controlling acquisition	18	—	—	—	—	—	—	—	—	—	—	3,483	3,483
Constitution of legal reserve	18	—	—	—	—	—	23,939	—	(23,939)	—	—	—	—
Equity valuation adjustments	18	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	18	—	—	—	—	—	—	(96,008)	(142,795)	—	(238,803)	—	(238,803)
Profit retention reserve	18	—	—	—	—	—	—	312,047	(312,047)	—	—	—	—

At December 31, 2017		524,577		—	—	—	30,216	312,047	—	55	866,895	3,496	870,391

Conversion of profit reserve to common shares	1.1	(524,556)	—	—	866,819	—	(30,216)	(312,047)	—	—	—	—	—
Net income for the period	18	—	—	—	—	—	—	—	909,267	—	909,267	1,141	910,408
Currency translation adjustment	18	—	—	—	—	—	—	—	—	208	208	—	208
Non-controlling acquisition	18	—	—	—	—	—	—	—	—	(7,588)	(7,588)	19,169	11,581
Issurance of common shares in initial public offering, net of offering costs	18	5	—	—	4,522,278	—	—	—	—	—	4,522,283	—	4,522,283
Shares issued—Share based long term incentive plan (LTIP)	18	—	—	—	258,166	(258,166)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	18	—	—	—	—	299,037	—	—	—	—	299,037	—	299,037
Acquisition of treasury shares	18	—	—	(39,532)	—	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	—	(39,532)	5,647,263	40,871	—	—	909,267	(7,325)	6,550,570	23,806	6,574,376

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of cash flows

Years ended December 31

(All amounts in thousands of reais)

	December 31, 2018	December 31, 2017	December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,217,623	683,504	155,359
Expenses (revenues) not affecting cash:
Depreciation and amortization	95,363	51,571	31,246
Loss on sale of property	—	49	—
Chargebacks	71,491	47,854	31,557
Accrual of provision for contingencies	3,745	3,538	603
Share based long term incentive plan (LTIP)	264,179	—	—
Unrealizes on derivative instruments	—	—	6,613
Inventory provisions	20,070	—	—
Other financial cost, net	1	660	5,549
Changes in operating assets and liabilities
Note receivables	(5,048,464)	(2,066,867)	(783,954)
Changes in receivables subject to early payment	(1,737,545)	1,161,430	406,159
Changes in receivables not subject to early payment	(3,310,919)	(3,228,297)	(1,190,113)
Inventories	(47,012)	(40,586)	20,181
Taxes recoverable	(22,936)	8,055	8,579
Other receivables	773	(23,495)	17,214
Other payables	(7,330)	(2,046)	13,491
Payables to third parties	1,243,629	1,776,538	620,940
Trade payables	72,579	29,531	25,430
Receivables from (payables to) related parties	112,790	(64,400)	(214,549)
Salaries and social charges	39,312	13,341	6,618
Taxes and contributions	31,764	(3,109)	3,867
Provision for contingencies	(1,792)	486	(42)

	(1,954,212)	414,624	(51,298)

Income tax and social contribution paid	(203,631)	(166,389)	(18,059)
Interest income received	394,643	214,555	146,346
Interest paid	—	(9,175)	—

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,763,200)	453,615	76,989

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	(1,813)	(22,225)	—
Purchases of property and equipment	(61,560)	(7,873)	(1,996)
Purchases and development of intangible assets	(192,048)	(99,673)	(70,394)
Acquisition of financial investments	—	(209,569)	(337,098)
Redemption of financial investments	211,116	132,107	206,190

NET CASH USED IN INVESTING ACTIVITIES	(44,305)	(207,233)	(203,298)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)	—
Proceeds from borrowings	—	—	199,390
Payment of derivative financial instruments	—	(5,831)	—
Distribution of dividends	—	(54,273)	—
Proceeds from offering of shares	4,717,875	—	—
Transaction costs	(189,852)	—	—
Acquisition of treasury shares	(39,532)	—	—
Transaction with non-controlling interest	(5,389)	—	—
Capital increase by non-controlling shareholders	20,686	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,503,788	(259,584)	199,390

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,696,283	(13,202)	73,081

Cash and cash equivalents at the beginning of the year	66,767	79,969	6,888
Cash and cash equivalents at the end of the year	2,763,050	66,767	79,969

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017 99.99% of the shares of Pagseguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately-held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil’s subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”), Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”) and Tilix Digital S.A. (“TILIX”).

These consolidated financial statements include PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC and TILIX.

1.1	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offering price was US$21,50 per common share, for gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The offering price was US$29,25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

1.3	Long-Term Incentive Plan (“LTIP”)

Members of management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

The policy for recognizing and measuring share-based payments in the interim period is described in Note 18.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

2.	Preparation of the consolidated financial statements and significant accounting policies

2.1	Basis of financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Digital and its subsidiaries.

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

PagSeguro Group has adopted all pronouncements and interpretations issued by IASB that were in effect at December 31, 2018.

These consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 were approved by PagSeguro Digital’s Board of Directors at a meeting held on February 15, 2019.

2.2	Basis of consolidation

Consolidated financial statements

PagSeguro Group consolidates all entities over which PagSeguro Digital has control, when it is exposed or has rights to variable returns on its interest in the investee, and has the ability to govern the investee’s relevant activities.

The subsidiaries included in the consolidation are described in Note 4.

Subsidiaries

Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date on which control is transferred to PagSeguro Digital. They are deconsolidated from the date that control ceases.

Identifiable assets acquired and liabilities and contingent liabilities assumed for the acquisition of subsidiaries in a business combination are measured initially at their fair values at the acquisition date.PagSeguro Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred. These accounting practices do not apply to transactions under common control.

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

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

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

2.5	Financial instruments—initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets are classified in the following categories: financial assets at fair value through profit or amortized cost. The classification depends on the purpose for which the financial assets were acquired. PagSeguro Group does not classify its financial assets at fair value through comprehensive income.

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

Financial assets at fair value through profit or loss

This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 – Financial Instruments.

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income.

PagSeguro Group values its financial assets at fair value through profit or loss, as it intends to trade them within a short period of time. Reclassification to loans and receivables depends on the nature of the asset. This valuation does not affect any financial assets designated at fair value through profit or loss at initial recognition, which cannot be subsequently reclassified.

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

statements at December 31, 2018

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

Evidence of impairment may include an indication that the debtors are experiencing significant financial difficulty, probability that the debtor will enter bankruptcy or other financial reorganization, default or delinquency in interest or principal payments, and an indication of a substantial decline in the estimated future cash flows, such as changes in maturity dates or economic conditions related to default.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, other financial liabilities, or as derivatives designated used for hedge, when appropriate. PagSeguro Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are initially recognized at fair value plus, in the case of other financial liabilities, directly related transaction costs.

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

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 – Financial Instruments.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

Other financial liabilities

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

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

iv) Financial instruments—offsetting

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

2.6	Note receivables

The amounts are mainly related to receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group platform, and from sales of credit/debit card readers. If collection is expected in one year or less, they are classified as current assets. Otherwise, they are presented as non-current assets.

However the provision for impairment of note receivables, based on PagSeguro Brazil’s risk assessment, is immaterial because the note receivables are mainly comprised of transactions approved by large financial institutions that have a low risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the note receivables. See Note 23.

Note receivables are initially recorded at the present value of expected future cash flows. The note receivables from installment transactions are estimated based on the present value of the future cash flows, using average appropriate terms and rates, which are in accordance with the terms of these transactions.

PagSeguro Group incurs financial expenses when an election to receive early payment of note receivables from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate a note receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.

2.7	Inventories

Inventories consist of debit and credit card readers. Inventories are stated at the lower of cost and net realizable value. The cost method used for inventories is the weighted moving average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

2.8	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated under the straight-line method, based on the estimated useful lives, as shown below (in years):

Data processing equipment	2.5 to 5 years
Furniture and fittings	10 years
Facilities	10 years
Building improvements	10 years
Machinery and equipment	5 to 10 years
Vehicles	5 years

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

2.10	Impairment of non-financial assets

Non-financial assets are at least annually reviewed for impairment to determine whether there are any events or changes in economic and technological conditions or in operations that may indicate that an asset is impaired. When applicable, such evidence is identified through the annual impairment test. In order to assess a non-financial asset, it is necessary to estimate its recoverable amount. The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, a provision for impairment is established.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

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

Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part (for example, due to an insurance contract) the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements.

PagSeguro Group is a party to legal and administrative proceedings. Provisions are established for all contingencies related to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

2.13	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for transferring goods or services to a customer in the ordinary course of PagSeguro Group’s activities. Revenue is presented net of sales and excise taxes and returns.

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

•

Revenue from sales: Revenue from sales of credit and debit card readers and similar items, which is recognized when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned;

•

Financial income: Recognized as a result of the discount rate charged on the early payments of Payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as Financial income in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

2.14	Current and deferred income tax and social contribution

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

Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:

•

When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and

•

On temporary tax differences related to investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:

•

When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and

•

On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed, at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.

Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.

For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

2.15	Employee benefits – Profit sharing

PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

2.16	Business combination and goodwill

PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

2.17	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the PagSeguro Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in equity.

2.18	Distribution of dividends and interest on own capital

Distributions of dividends and interest on own capital to PagSeguro Brazil’s shareholders are recognized as a liability in the financial statements at year-end, based on the PagSeguro Brazil’s bylaws, which require the distribution of a minimum of 1% of the profit for the year as dividends. Any amount that exceeds the minimum required is only accrued on the date such distribution is approved by the shareholders at a General Medeting. However, these provisions do not exist under PagSeguro Digital Memorandum of Association.

The tax benefit of interest on own capital is recognized in the statement of income.

2.19	New standards and interpretations

(i)	Effective for periods beginning on or after January 1, 2018

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014 and is effective as off January 1, 2018. It replaces the guidance included in IAS 39 related to the classification and measurement of financial instruments. The main amendments brought by IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets based on expected losses, replacing the current model based on incurred losses; and (iii) relaxation of the requirements for the adoption of hedge accounting.

Beginning January 1,2018, management implemented the new guidelines introduced by IFRS 9 and there is no relevant impact for the PagSeguro Group.

IFRS 15—Revenue from Contracts with Customers

IFRS 15, effective as of January 1, 2018, supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. The standard establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Management evaluated the new guidelines introduced by IFRS 15 and applied the five-step model in order to reassess its revenue recognition criteria. Beggining January 1, 2018, management implemented the new guidelines introduced by IFRS 15 and there is no relevant impact for the PagSeguro Group.

There are no other new standards or interpretations that could have a material impact on the PagSeguro Group’s financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(ii)	Standards issued but not yet effective

IFRS 16—Leases

IFRS 16 was issued in January 2016 and is effective as of January 1, 2019, replaceing IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Management evaluated the new guidelines introduced by IFRS 16 and did not identify any material impact for the PagSeguro Group.

There are no other standards or interpretations not yet effective that could have a material impact on the PagSeguro Group’s financial statements.

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

3.1	Estimated useful life of intangible assets

PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for PagSeguro Group.

3.2	Deferred income tax and social contribution

PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

3.3	Provision for contingencies

PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

4.	Consolidation of subsidiaries

At December 31, 2018
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership—%	Level
Pagseguro Brazil	12,060,765	5,790,122	6,270,643	776,889	99.99	Direct
Net+Phone	1,440,534	1,411,587	28,948	(15,010)	99.99	Indirect
Boa Compra	980,529	953,979	26,549	6,588	99.99	Indirect
BCPS	2,447	373	2,074	911	99.50	Indirect
R2TECH	5,813	1,944	3,868	2,691	51.00	Indirect
BIVA	1,882	5,349	(3,468)	(4,394)	77.35	Indirect
FIDC	745,236	212,760	532,476	331,179	100.00	Indirect
TILIX	4,410	3,975	435	—	100.00	Indirect

Operations of the subsidiaries

•	PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:

•

Net+Phone: Is mainly engaged in acquisition and selling POS devices and similar items. On July 29, 2016, UOL transferred its investment in Net+Phone to PagSeguro Brazil, as a capital contribution, in the amount of R$ 44,317.

•

Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey. On April 5, 2011, UBN Internet Ltda. (“UBN”), a subsidiary of UOL, acquired a 51% equity interest in Boa Compra. On July 26, 2013, UBN acquired an additional 24% equity interest, increasing its total ownership in Boa Compra to 75%. In May 2016, UBN acquired the remaining 25% equity interest, becoming the owner of 100% of Boa Compra. On July 29, 2016, UBN’s equity interest in Boa Compra was spun off to its parent company UOL. Subsequently, UOL transferred its 99.9% equity interest in Boa Compra to PagSeguro Brazil as a capital contribution, in the total amount of R$ 12,034.

•

BCPS: On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS. BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and handles part of its account management.

•

R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51.0% of the share capital and obtained the control of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers.

•

BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.4% in BIVACO Holdings S.A., whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quotaholder, as well as the management of these holdings.

In November 2017, PagSeguro Brazil acquired an additional interest in BIVA, bringing our total interest to 59.3% of BIVA’s total share capital.

In January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired additional interests in BIVA (15.1%, 0.5% and 2.4%, respectively), bringing its total interest to 77.35% of BIVA’s total share capital (59.3% as of December 31, 2017).

BIVA has investments in the following subsidiaries:

•	Biva Serviços Financeiros S.A : whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform;

•	Biva Correspondente Bancário Ltda: whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.

•	Biva Securitizadora de Créditos S.A.: whose main objective is to acquire and securitize financial credits.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

•

FIDC: On October 4, 2017, FIDC is an investment fund wich was formed to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil (“Assignor”). PagSeguro Brazil consolidates the financial statements of FIDC. The consolidation is justified by the fact that the risks of default and the responsibility for expenses and administration related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

In March 29, 2018, two investors contributed capital in the amount of R$ 20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. The senior and mezzanine quotes pay 107% of the Interbank Deposit Certificate (CDI) with annual amortization of interest.

At December 31, 2018, the share capital of FIDC is composed of subordinated quotas, senior quotas and mezzanine quotas. PagSeguro Brasil owns 100% of the subordinated quotas.

•

TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.

5.	Segment reporting

Operating segments are reported consistently to the Board of Directors, which is responsible for allocating resources and assessing the performance of the operating segments and to take PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group operate in a single segment, as payment arrangement agents.

PagSeguro Group has revenue arising from Brazilian domestic customers and customers located abroad. The main revenue is related to sales from the Brazilian domestic market. The international market represents 1%, 2% and 5% for the years 2018, 2017 and 2016, respectively.

6.	Cash and cash equivalents

	December 31, 2018	December 31, 2017
Short-term bank deposits	405,227	66,767
Short-term investments	2,357,823	—

	2,763,050	66,767

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. The balance as at December 31, 2018 is relatated to an excess of cash and cash equivalents proceeds originated from the IPO and the follow-on offering mentioned in Notes 1.1 and 1.2, respectively.

7.	Financial investments

	December 31, 2018	December 31, 2017
Short-term investments	—	210,103

	—	210,103

Short-term investments consisted of two repurchase agreements, with an average return of 96.0% of the Interbank Deposit Certificate (CDI). This financial asset was classified as fair value through profit and loss.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

8.	Note receivables

	December 31, 2018				December 31, 2017
Legal obligors	Visa	Master	Hipercard	Total	Visa	Master	Hipercard	Total
Itaú	570,463	1,979,994	514,627	3,065,084	237,335	751,542	250,817	1,239,694
Bradesco	735,784	170,497	—	906,281	333,108	83,160	—	416,268
Banco do Brasil	566,537	153,633	—	720,170	287,334	84,504	—	371,838
CEF	133,882	173,208	—	307,090	69,974	83,684	—	153,658
Santander	247,950	871,976	—	1,119,926	122,614	310,946	—	433,560
Other (*)	386,808	1,069,323	—	1,456,131	141,802	393,999	—	535,801
Total card issuers (i)	2,641,424	4,418,631	514,627	7,574,682	1,192,167	1,707,835	250,817	3,150,819

Cielo—Elo	—	—	—	366,619	—	—	—	151,851
Cielo	—	—	—	91,402	—	—	—	80,464
Redecard	—	—	—	5,502	—	—	—	45,289
Amex	—	—	—	1,188	—	—	—	39,608
Vero	—	—	—	4,396	—	—	—	21,463
Other	—	—	—	34,367	—	—	—	31,864
Total acquirers (ii)	—	—	—	503,474	—	—	—	370,539

Other	—	—	—	26,523	—	—	—	991
Total other	—	—	—	26,523	—	—	—	991

Total note receivables	2,641,424	4,418,631	514,627	8,104,679	1,192,167	1,707,835	250,817	3,522,349

(*)	Refers to other pulverized receivables from legal obligors.
(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard or Hipercard. However, PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors of the note receivables. Additionally, amounts due within 27 days of the original transaction date, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard or Hipercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

The maturity analysis of note receivables is as follows:

	December 31, 2018	December 31, 2017
Due within 30 days	4,323,893	2,213,929
Due within 31 to 120 days	3,135,358	1,045,825
Due within 121 to 180 days	468,913	114,953
Due within 181 to 360 days	176,515	147,642

	8,104,679	3,522,349

9.	Related-party balances and transactions

PagSeguro Group is controlled by UOL (incorporated in Brazil).

i.	Balances and transactions with related parties:

	December 31,2018	December 31, 2017
	Payables	Receivables	Payables
Immediate parent
UOL—cash management (a)	—	124,721	—
UOL—sales of services (b)	9,822	—	32,286
UOL—shared service costs	10,234	—	—
Affiliated companies
UOL Diveo—cash management (a)	—	2	—
UOL Diveo—sales of services (b)	3,290	—	621
UOL Diveo—shared service costs	126	—	—
Concurso Virtual S.A.	—	—	1,522
Transfolha Transportadora e Distribuição Ltda.	4,336	—	745
Livraria da Folha Ltda.	32	—	1,078
Empresa Folha da Manhã S/A	2,073	—	2,320
Others	884	—	529

	30,797	124,723	39,101

(a)	The receivables transactions with related parties arising from cash management. The remaining balance was fully paid in April 2018.
(b)	Sales of services refers mainly to the purchase of (i) advertising services from UOL and (ii) services related to technical support in hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”).

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

	December 31, 2018		December 31, 2017		December 31, 2016
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	105,433	—	58,375	—	31,498
UOL—sales of services (b)	2,233	52,115	689	46,976	—	81,007
Affiliated companies
UOL Diveo—shared service costs (c)	—	534	—	24	—	1,710
UOL Diveo—sales of services (d)	—	26,943	—	28,953	—	18,069
Transfolha Transportadora e Distribuição Ltda.	374	18,889	39	15,405	—	5,500
Livraria da Folha Ltda.	160	—	319	—	349	—
Others	401	54	433	130	395	101

	3,168	203,967	1,480	149,863	744	137,885

(a)

Shared services costs mainly related to (i) payroll, (ii) IT structure / software and (iii) property rental which are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to cost sharing contractual agreements. Such costs are included in administrative expenses. The increase in the balance refers to payroll taxes related to LTIP payments made in the year ended December 31, 2018 which amounted to R$ 61,713, and which are paid by the parent company UOL and reimbursed by the PagSeguro Group.

(b)	Sales of advertising services are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to contractual agreements.
(c)	Shared services costs are incurred by the affiliated company UOL Diveo and are charged to PagSeguro Brazil pursuant to contractual agreements. The main costs are related to IT structure/software.
(d)	Sales of services from the affiliated company UOL Diveo related to technical support in hosting services (started in 2016) and are charged to PagSeguro Brazil pursuant to contractual agreements.

i.	Key management compensation

Key management compensation includes short and long term benefits of PagSeguro Brazil’s executive officers. The short and long term compensation related to the executive officers in 2018 amounted to R$ 99,331 (R$ 3,487 and R$ 2,658 in 2017 and 2016, respectively, includes only short-term benefits).

10.	Business combinations

Acquisitions for the year ended December 31, 2017

	Amount of purchased books	Evaluation adjustment	Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisitions
Cash and cash equivalents	51	—	51
Liquid working capital,
Assets acquired	2,598	—	2,598
Liabilities assumed	(1,312)	—	(1,312)
Property, plant and equipment and intangible assets	643	2,498	3,141

Value of net assets	1,980	2,498	4,478

Goodwill	26,184	(2,498)	23,686

Bargain purchase gain	(87)	—	(87)

Purchase cost	28,077	—	28,077

Consideration for the purchase settled in cash			22,276

Cash and cash equivalents at the subsidiary acquired			(51)

Amount paid on acquisitions less cash and cash equivalents acquired			22,225

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Acquisition for the year ended December 31, 2018

	Amount of purchased books	Evaluation adjustment (*)	Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	1,996	—	1,996
Liquid working capital,
Assets acquired	130	—	130
Liabilities assumed	(3,975)	—	(3,975)
Property, plant and equipment and intangible assets	2,284	—	2,284

Value of net assets	435	—	435

Goodwill	19,175	—	19,175

Purchase cost	19,610	—	19,610

Consideration for the purchase settled in cash			3,810

Cash and cash equivalents at the subsidiary acquired			(1,996)

Amount paid on acquisitions less cash and cash equivalents acquired			1,813

(*)	The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

The acquisitions described below are in accordance with PagSeguro Group’s business strategies, as well as the products offered by them and their client portfolio.

a) BCPS

On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained control of BCPS.

The amount paid in the acquisition was R$407, which was settled in cash on that date. The fair value of the acquired assets, amounting R$568, and the assumed liabilities amounting to R$75 at the acquisition date are substantially similar to their book value. A bargain purchase gain of R$87 arose from the acquisition of BCPS. The impacts of the acquisition were not considered material to PagSeguro Brazil.

b) R2TECH

On May 2, 2017, PagSeguro Brazil acquired 51.0% of the share capital and obtained control of R2TECH. The consideration for the purchase was R$9,200, of which R$3,500 is a variable installment, subject to the attainment of specific targets for the year 2018, established in the acquisition agreement, after the conclusion of the Company’s audited financial statements. Based on current management expectations, this performance goal will be achieved.

c) BIVA

In October, 2017, PagSeguro Brazil acquired control of BIVA with the acquisition of a 51.4% interest.

The total consideration paid for the initial purchase was R$18,470, which was settled in cash on the acquisition date. The fair value of the assets acquired, in the amount of R$2,350 and the liabilities assumed, in the amount of R$997, on the acquisition date, are substantially similar to their book value.

The goodwill of R$17,117 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

On November 30, 2017, PagSeguro Brazil acquired an additional interest of 7.9% of the issued shares for a purchase consideration of R$ 2,394, increasing PagSeguro Brazil’s interest to 59.3%. On January 15, March 12 and April 27, 2018, PagSeguro Brazil acquired additional interests of BIVA (15.12%, 0.5% and 2.42%, respectively), bringing its total interest to 77.3% of BIVA’s total share capital (59.3% as of December 31, 2017). The total amount paid for these acquisitions was R$5,389.

d) TILIX

On December 5, 2018, PagSeguro Brazil acquired 100.0% of the share capital and obtained the control of TILIX.The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement The fair value of the assets acquired and the liabilities assumed on the acquisition date, are substantially similar to their book value. Based on current management expectations, this performance goal will be achieved.

The purchase price allocation may be subject to changes in the measurement period as defined in IFRS. The goodwill of R$19,175 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group.

11.	Property and equipment

(a)	Property and equipment is composed as follows:

	December 31, 2018
	Cost	Accumulated depreciation	Net
Data processing equipment	23,334	(7,815)	15,519
Facilities	38	(27)	11
Machinery and equipment	44,757	(3,096)	41,661
Furniture and fittings	2,153	(148)	2,005
Building improvements	6,954	(195)	6,759
Vehicles	1,371	(222)	1,149

	78,607	(11,503)	67,104

	December 31, 2017
	Cost	Accumulated depreciation	Net
Data processing equipment	11,024	(5,114)	5,910
Facilities	53	(23)	30
Machinery and equipment	4,738	(444)	4,294
Furniture and fittings	397	(66)	331
Building improvements	263	(29)	234
Vehicles	132	(42)	90

	16,607	(5,718)	10,889

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Building improvements	Vehicles	Total
At December 31, 2017
Cost	11,024	53	4,738	397	263	132	16,607
Accumulated depreciation	(5,114)	(23)	(444)	(66)	(29)	(42)	(5,718)

Net book value	5,910	30	4,294	331	234	90	10,889

At December 31, 2018
Cost
Purchases	12,310	—	40,019	1,667	6,341	1,238	61,575
Disposals	—	(15)	—	—	—	—	(15)
Acquisition of subsidiary	—	—	—	89	351	—	440
Depreciation	(2,701)	(4)	(2,652)	(82)	(166)	(180)	(5,785)
Net book value	15,519	11	41,661	2,005	6,759	1,149	67,104

At December 31, 2018
Cost	23,334	38	44,757	2,153	6,954	1,371	78,607
Accumulated depreciation	(7,815)	(27)	(3,096)	(148)	(195)	(222)	(11,503)

Net book value	15,519	11	41,661	2,005	6,759	1,149	67,104

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

12.	Intangible assets

(a)	Intangible assets are composed as follows:

	December 31, 2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	462,282	(211,929)	250,353
Software licenses	17,227	(4,073)	13,154
Customer relationships	1,981	(448)	1,533
Goodwill (ii)	40,574	—	40,574

	522,064	(216,450)	305,614

	December 31, 2017
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	241,490	(115,665)	125,825
Software licenses	9,510	(2,043)	7,467
Customer relationships	1,981	(91)	1,890
Goodwill (ii)	23,686	—	23,686

	276,667	(117,799)	158,868

(i)	PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH, BIVA and TILIX.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Customer relationships	Goodwill	Total
At December 31, 2017
Cost	241,490	9,510	1,981	23,686	276,667
Accumulated amortization	(115,665)	(2,043)	(91)	—	(117,799)

Net book value	125,825	7,467	1,890	23,686	158,868

At December 31, 2018
Cost
Additions	218,947	7,717	—	—	226,665
Acquisition of subsidiary	1,845	—	—	16,888	18,733
Amortization	(96,264)	(2,030)	(357)	—	(98,651)

Net book value	250,353	13,154	1,533	40,574	305,614

At December 31, 2018
Cost	462,282	17,227	1,981	40,574	522,065
Accumulated amortization	(211,929)	(4,073)	(448)	—	(216,450)

Net book value	250,353	13,154	1,533	40,574	305,614

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

13.	Payables to third parties

	December 31, 2018	December 31, 2017
Payables to third parties	4,324,198	3,080,569

	4,324,198	3,080,569

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

14.	Salaries and social charges

	December 31, 2018	December 31, 2017
Profit sharing	20,653	15,237
Salaries payable	4,378	2,758
Social charges	8,421	5,102
Payroll accruals	14,601	9,807
Payroll taxes (LTIP)	23,816	—
Other	2,067	1,365

	73,936	34,269

15.	Taxes and contributions

	December 31, 2018	December 31, 2017
Taxes
Services tax (i)	122,241	14,837
Value-added tax on sales and services (ii)	23,796	3,830
Social integration program (iii)	17,530	9,918
Social contribution on revenues (iii)	107,872	59,358
Income tax and social contribution (iv)	685	35,474
Other	1,919	1,264

	274,043	124,681

Judicial deposits (v)
Services tax (i)	(52,226)	(11,375)
Value-added tax on sales and services (ii)	(19,476)	(2,665)
Social integration program (iii)	(17,088)	(8,188)
Social contribution on revenues (iii)	(105,160)	(50,389)

	(193,950)	(72,617)

	80,093	52,064

(i)	Refers to taxes on revenue from transaction activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

16.	Provision for contingencies

Some companies of PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	December 31, 2018	December 31, 2017
Civil	6,680	4,326
Labor	324	322

Current	7,004	4,648

Some companies of PagSeguro Group are party to tax lawsuits involving risks classified by legal advisors as possible losses, for which \no provision was recognized at December 31, 2018, totaling approximately R$ 50,978 (December 31, 2017 - R$ 25,800). PagSeguro Group companies are not party to civil and labor lawsuits involving risks classified by management as possible losses.

17.	Income tax and social contribution

(a)	Reconciliation of the deferred income tax and social contribution:

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences -ASSETS	Other temporary differences - LIABILITY	Total
Deferred tax
At December 31, 2016	1,051	3,606	(24,378)	3,648	—	(16,074)
Included in the statement of income	436	(721)	(16,814)	28,995	(1,616)	10,280

At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

Included in the statement of income	1,424	(712)	(41,987)	32,073	(117,129)	(126,331)

At December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)

(i)	The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem).

Tax loss carry-forwards are recognized as deferred tax assets to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have an expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	December 31, 2018	December 31,2017
	Liability	Assets	Liability
2018	(8,508)	8,895	(20,728)
2019	(13,659)	4,040	(18,008)
2020	(15,420)	2,111	(2,454)
2021	10,556	982	(1,434)
2022	(105,094)	20,987	(185)

	(132,125)	37,015	(42,809)

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

(b)	Reconciliation of the income tax and social contribution expense:

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2018, 2017 and 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Profit for the year before taxes	1,217,623	683,504	155,359
Statutory rate	34%	34%	34%

Expected income tax and social contribution	(413,992)	(232,391)	(52,822)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(352)	(375)	—
R&D and technological innovation benefit—Law 11.196/05 (i)	58,893	24,987	15,898
Interest on own capital	—	—	8,860
Taxation of income abroad (ii)	45,008	—	—
Other additions	3,309	3,069	485

Income tax and social contribution expense	(307,134)	(204,711)	(27,580)

Effective rate	25%	30%	18%
Income tax and social contribution—current	(180,884)	(214,988)	(7,431)
Income tax and social contribution—deferred	(126,331)	10,278	(20,149)

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by PagSeguro Group on specific intangible assets, see Note 11.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (specifically, the Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variantions from U.S. dollars to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

18.	Equity

a) Share capital

At December 31, 2018, share capital is represented by 327,285,232 common shares, par value of US$0.000025. Share capital is composed of the following shares for the years ended December 31, 2018 and 2017:

December 31, 2017 shares outstanding	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Long-Term Incentive Plan	3,024,625
Repurchase of common shares (Note 18 (f))	(503,642)

December 31, 2018 shares outstanding	327,285,232

During the year ended December 31, 2018, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 18 (c).

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b) Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$ 21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$ 29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

c) Share based long term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL, and are submitted to our Board of Directors for adoption.

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$ 21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date.

The shares granted under the LTIP were subject to a one-year lock-up period, expiring on the first anniversary of the IPO. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period. After the close of that one-year period, shares to be granted under the LTIP are no longer be subject to a lock-up.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

This arrangement is classified as equity-settled. For the year ended December 31, 2018, the Company recognized compensation expenses related to the LTIP in the total amount of R$ 299,036.

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At December 31, 2018, total shares granted were 5,896,861, and the total shares issued were 3,024,625. There were no forfeitures or expirations in the year ended December 31, 2018.

d) Dividends

At the Extraordinary General Shareholders Meeting held on September 29, 2017, PagSeguro Brazil’s shareholders approved the distribution of (i) R$142,797 of dividends related to the six-month period ended June 30, 2017 and (ii) R$96,008 in additional dividends related to the year ended December 31, 2016. The total dividends distributed amounted to R$238,803, of which R$184,530 was offset against receivables under the centralized cash management with UOL and the balance of R$54,272 was paid in cash by PagSeguro Brazil to UOL.

e) Equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, represented by the accumulated amount of R$ 263 as of December 31, 2018 (R$ 55 as of December 31, 2017). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The Company also recognized the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary BIVA, in the amount of R$ 7,588, in this account.

f) Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$ 10,119,425 (average of US$ 20.09 per share) which corresponds to R$ 39,532.

19.	Earnings per share

a) Basic

Basic earnings per share are calculated by dividing the profit attributable to shareholders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the years ended December 31, 2018, 2017 and 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Profit attributable to shareholders of the Company	909,267	478,781	127,186
Weighted average number of outstanding common shares	317,647,562	262,288,607	262,288,607

Basic earnings per share—R$	2.8625	1.8254	0.4849

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume the conversion of all potential common shares with dilutive effects. The share based LTIP is the Company’s only category of potential common shares with dilutive effects. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	December 31, 2018	December 31, 2017	December 31, 2016
Profit used to determine diluted earnings per share	909,267	478,781	127,186

Weighted average number of outstanding common shares	317,647,562	262,288,607	262,288,607
Weighted average number of shares under options	2,581,716	—	—
Weighted average number of shares that would have been issued at average market price	(2,102,607)	—	—

Adjusted number of shares	318,126,671	262,288,607	262,288,607

Diluted earnings per share—R$	2.8582	1.8254	0.4849

20.	Total revenue and income

	December 31, 2018	December 31, 2017	December 31, 2016
Gross revenue from transaction activities and other services	2,638,103	1,391,381	543,818
Gross revenue from sales	513,795	655,153	371,517
Gross financial income (i)	1,464,877	858,410	411,413
Other financial income (ii)	278,445	8,576	5,337

Total gross revenue and income	4,895,220	2,913,520	1,332,085

Deductions from gross revenue from transactions activities and other services (iii)	(371,000)	(167,120)	(63,793)
Deductions from gross revenue from sales (iv)	(139,183)	(183,229)	(110,923)
Deductions from gross financial income (v)	(50,345)	(39,786)	(18,984)

Total deductions from gross revenue and income	(560,528)	(390,135)	(193,700)

Total revenue and income	4,334,692	2,523,385	1,138,385

(i)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on note receivables due in installments.
(ii)

The increase in the period refers to foreign exchange gain on the currency conversion of the IPO and follow-on offering proceeds for the year ended December 31, 2018 in the amount of R$ 131,212 and financial income on financial investments classified as cash and cash equivalents for the year ended on December 31, 2018 in the amount of R$ 138,027 (December 31, 2017 -R$ 6,722)

(iii)	Deductions consist of sales taxes.
(iv)	Deductions are composed of sales taxes and returns.
(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

21.	Expenses by nature

	December 31, 2018	December 31, 2017	December 31, 2016
Transactions costs	(1,246,480)	(661,067)	(283,630)
Cost of goods sold	(567,807)	(451,635)	(233,419)
Marketing and advertising	(375,519)	(275,394)	(204,857)
Personnel expenses (i)	(546,826)	(105,794)	(63,280)
Financial expenses (ii)	(31,209)	(104,544)	(68,301)
Chargebacks (iii)	(71,491)	(47,854)	(31,557)
Depreciation and amortization (iv)	(95,362)	(51,571)	(31,246)
Other	(182,375)	(142,022)	(66,737)

	(3,117,069)	(1,839,881)	(983,027)

Classified as:
Cost of services	(1,510,770)	(829,661)	(357,811)
Cost of sales	(633,929)	(494,719)	(265,856)
Selling expenses	(351,439)	(245,759)	(199,937)
Administrative expenses	(581,668)	(153,177)	(84,461)
Financial expenses	(31,209)	(104,544)	(68,301)
Other (expenses) income, net	(8,054)	(12,021)	(6,660)

	(3,117,069)	(1,839,881)	(983,027)

(i)	The increase refers to compensation expenses related to the LTIP for the year ended December 31, 2018 in the amount of R$ 264,179, and the respective payroll taxes in the amount of R$ 154,843.
(ii)

Our financial expenses include (a) Financial Operations Tax (IOF) related to the remittance of cash from the Cayman Islands to Brazil in the amount of R$17,975 for the year ended December 31, 2018 (December 31, 2017 - R$0), (b) charges to obtain early payment of receivables owed to us by card issuers to finance our early payment of receivables feature in the amount of R$ 1,476 for the year ended December 31, 2018 (December 31, 2017 - R$95,878).

(iii)	Chargebacks refer to losses recognized in the period reflecting the risks of fraud associated with card processing operations, as detailed in Note 23 (ii).
(iv)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	December 31, 2018	December 31, 2017	December 31, 2016
Depreciation
Cost of sales and services	(4,012)	(1,088)	(895)
Selling expenses	(13)	(10)	(11)
Administrative expenses	(1,760)	(714)	(371)

	(5,785)	(1,812)	(1,277)

Amortization
Cost of sales and services	(97,856)	(54,151)	(32,846)
Administrative expenses	(795)	(375)	(59)

	(98,651)	(54,526)	(32,905)

PIS and COFINS credits (*)	9,073	4,767	2,936

Depreciation and amortization expense, net	(95,362)	(51,571)	(31,246)

(*)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reducedepreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

22.	Financial instruments by category

PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market, variations could occur in the event PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2018	December 31, 2017
Financial assets
Measured at fair value through profit or loss:
Financial investments	—	210,103
Loans and receivables:
Cash and cash equivalents	2,763,050	66,767
Note receivables	8,104,679	3,522,349
Receivables from related parties	—	124,723
Other receivables	20,148	27,956

	10,887,877	3,951,898

	December 31, 2018	December 31, 2017
Financial liabilities
Amortized cost:
Payables to third parties	4,324,198	3,080,569
Trade payables	165,246	92,444
Trade payables to related parties	30,797	39,101
Other payables	29,501	19,462

	4,549,742	3,231,576

23.	Financial risk management

PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on PagSeguro Group’s financial performance. PagSeguro Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

Among the main market risk factors that may affect PagSeguro Group’s business are the following:

(i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2018 and December 31, 2017, PagSeguro Group is not materially exposed to foreign exchange risk.

(ii)	Fraud Risk (chargeback)

PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud ecosystem. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases PagSeguro Group’s ability to avoid new instances of fraud.

(iii)	Credit risk

Credit risk is managed on a group basis and is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)	card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

(iv)	Liquidity risk

PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. PagSeguro Group continuously monitors actual and projected cash flows, and matches the maturity profile of its financial assets and liabilities in order to ensure that PagSeguro Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At December 31, 2018, PagSeguro Group held cash and cash equivalents of R$ 2,763,050 (R$ 66,767 at December 31, 2017).

PagSeguro Digital Ltd.

Notes to the consolidated financial

statements at December 31, 2018

(All amounts in thousands of reais unless otherwise stated)

The table below shows PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At December 31, 2018
Payables to third parties	3,968,125	233,694	66,967	55,412	—
Trade payables	141,958	18,744	1,358	3,186	—
Trade payables to related parties	—	28,869	—	—	—
Other payables	—	—	—	29,501	—
At December 31, 2017
Payables to third parties	2,890,080	133,070	31,081	26,338	—
Trade payables	81,152	6,032	1,740	1,083	2,437
Trade payables to related parties	—	—	—	39,101	—
Other payables	—	—	—	15,872	—

24.	Capital management

PagSeguro Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

PagSeguro Group had no loans at December 31, 2018, and December 31,2017. Therefore no gearing ratio is presented.

25.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

At December 31, 2017, PagSeguro Group had financial investments whose fair value adjustments is classified as Level 1. PagSeguro Group did not have any other assets measured at fair value in 2017.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2018.

26.	Events after the reporting period

On January 4, 2019, Pagseguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negocios S.A. Total consideration paid amounted to R$ 58,820 and the total net assets acquired amount to R$ 44,162. This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

***