Form 20-F
period 2019-12-31
PagSeguro Digital Ltd.
filed 2020-04-22
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2019

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Class A common shares, par value US$0.000025	PAGS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2019, there were 179,984,551 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 148,870,861 Class B common shares, par value of US$0.000025 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

FORWARD-LOOKING STATEMENTS

This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

This annual report includes estimates and forward-looking statements, principally under the captions “Item 3. Key Information—Risk Factors, “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”

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

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our interest rates and our level of debt and other fixed obligations;

•	inflation, appreciation, depreciation and devaluation of the real;

•	expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;

•	our ability to anticipate market needs and develop and introduce new and enhanced products and service functionality to adapt to changes in our industry;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	the impact of increased competition in our market, innovation by our competitors, and our ability to compete effectively;

•	our ability to successfully enter new markets and manage our expansion;

•	our ability to further penetrate our existing client base to grow our ecosystem;

•	our expectations concerning relationships with third parties and key suppliers;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

•	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business;

•	the effects of disruptions in our activities, including the outbreak of communicable diseases such as the new coronavirus, or COVID-19, and catastrophic events in our industry;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—Risk Factors.”

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

CERTAIN TERMS AND CONVENTIONS

A glossary of industry and other defined terms is included in this annual report, beginning on page 137.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The following references in this annual report have the meanings shown below:

•	“PagSeguro Digital” or the “Company” mean PagSeguro Digital Ltd. PagSeguro Digital Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands.

•	“PagSeguro Brazil” means PagSeguro Internet S.A., our operating company, a sociedade anônima incorporated in Brazil. PagSeguro Internet S.A. is substantially wholly-owned by PagSeguro Digital Ltd.

•	“We,” “us” and “our” mean PagSeguro Digital, PagSeguro Brazil and PagSeguro Brazil’s subsidiaries on a consolidated basis.

•	“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.

•	“UOL” means Universo Online S.A., the controlling shareholder, of PagSeguro Digital. For more information regarding UOL, see “Item 7. Major Shareholders and Related Party Transactions.”

•	“Brazilian government” means the federal government of Brazil.

•	All references to the “Companies Law” are to the Cayman Islands’ Companies Law (2020) as the same may be amended from time to time, unless the context otherwise requires.

•

All references to the “Memorandum of Association” “Articles of Association” and “Memorandum and Articles of Association” of the Company are references to the current amended and restated memorandum and articles of association of the Company, as the same may be amended in accordance with the Companies Law from time to time.

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

Market and Industry Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian Internet, payment solutions and e-commerce markets are based on publicly available data published by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or ABECS); comScore, a cross-platform measurement company that measures audiences, brands and consumer behavior, and provides market and analytical data to clients; Datafolha, a research institute that is part of Grupo Folha, which conducts statistical surveys, election polling and opinion and market surveys for the market at large; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE); the World Bank; SEBRAE; Neoway Business Solutions; Webshoppers; and eMarketer; among others. We also make statements in this annual report about our competitive position and the size of the Brazilian digital payments and e-commerce markets.

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

Industry publications, research, surveys, studies and forecasts included in this annual report were prepared before the pandemic spread of COVID-19, a disease caused by a novel strain of coronavirus, SARS-CoV-2, and have not been updated for the potential effects of this pandemic. We are not able to determine whether the third parties who have prepared such sources will revise their estimates and projections due to the impact of COVID-19.

Data Protection – Privacy Notice

Scope

The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Law, 2017, or the DPL, which came into effect on September 30, 2019. This privacy notice puts investors in our Class A common shares on notice that through your investment in our Class A common shares, you will provide us with certain personal information which constitutes personal data within the meaning of the DPL (“personal data”). We collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in our Class A common shares, this will be relevant for those individuals and you should inform such individuals of the content.

What rights do individuals have in respect of personal data

Under the DPL, individuals must be informed of the purposes for which their personal data is processed and this privacy notice fulfills our obligation in this respect.

Individuals have rights under the DPL in certain circumstances. These may include the right to request access to their personal data, the right to request rectification or correction of personal data, processing of personal data be stopped or restricted and the right to require that the Company cease processing personal data for direct marketing purposes. If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling: +1-345-946-6283 or by email at info@ombudsman.ky.

Contacting PagSeguro Digital

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact our investor relations office at +55 (11) 3914-9403.

Certain Anti-Money Laundering Matters

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, or the FRA, pursuant to the Proceeds of Crime Law (2020 Revision) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial and Operating Data

PagSeguro Digital Ltd., our Cayman Islands exempted company, was incorporated on July 19, 2017 for an indefinite term. Prior to the contribution of PagSeguro Internet S.A. to it on January 4, 2018, PagSeguro Digital Ltd. had not commenced operations and had only nominal assets and liabilities.

Following our IPO on January 23, 2018, PagSeguro Digital began reporting consolidated financial information to shareholders. The historical operations of PagSeguro Brazil are deemed to be those of the PagSeguro Digital.

The following tables summarize financial data for PagSeguro Digital at and for each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015. The financial data as of December 31, 2019 and 2018 and for the three years ended December 31, 2019 are derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial data as of December 31, 2016 and 2015 and for the two years ended December 31, 2016 are derived from our audited consolidated financial statements, not included elsewhere in this annual report. The selected consolidated financial data as of and for the year ended December 31, 2019, are derived from our year-end financial statements audited by Ernst & Young Auditores Independentes, with offices at São Paulo Corporate Towers, Avenida Presidente Juscelino Kubitschek, 1909, Torre Norte, São Paulo, SP, Brazil 04543-011. The selected consolidated financial data as of and for the years ended December 31, 2018, 2017, 2016 and 2015 are derived from our year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes, with offices at Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brazil 05001-903, Caixa Postal 60054. These audited consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. PagSeguro Digital maintains its books and records in reais.

You should read this information in conjunction with the following other information included elsewhere in this annual report:

•	our audited consolidated financial statements and related notes; and

•	the information under “Item 5. Operating and Financial Review and Prospects.”

The following tables present our selected financial and operating data as of and for each of the periods indicated.

STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,
	2019	2019	2018	2017	2016	2015
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Revenue from transaction activities and other services	837.6	3,376.1	2,267.1	1,224.3	480.0	268.2
Revenue from sales	43.2	174.2	374.6	471.9	260.6	176.5
Financial income	503.8	2,030.5	1,414.5	818.6	392.4	219.5
Other financial income	31.4	126.4	278.5	8.6	5.3	10.7

Total revenue and income	1,415.9	5,707.2	4,334.7	2,523.4	1,138.4	674.9

Cost of sales and services	(685.3)	2,762.1	(2,144.7)	(1,324.4)	(623.7)	(382.5)
Selling expenses	(140.2)	565.2	(351.4)	(245.8)	(199.9)	(162.6)
Administrative expenses	(106.0)	427.4	(581.7)	(153.2)	(84.5)	(61.1)
Financial expenses	(9.5)	38.1	(31.2)	(104.5)	(68.3)	(29.7)
Other (expenses) income, net	(0.5)	1.9	(8.1)	(12.0)	(6.7)	1.3

Operating profit before Income Taxes	(474.5)	1,912.5	1,217.6	683.5	155.4	40.3

Current income tax and social contribution	(6.1)	24.5	(180.9)	(215.0)	(7.4)	(2.6)
Deferred income tax and social contribution	(129.3)	521.0	(126.3)	10.3	(20.1)	(2.2)

Income Tax and Social Contribution	(135.3)	545.5	(307.2)	(204.7)	(27.6)	(4.8)

Net Income for the Year	339.1	1,367.0	910.4	478.8	127.8	35.5

Attributable to:
Equity holders of the parent	338.8	1,365.6	909.3	478.8	127.2	35.1
Non-controlling interests	0.3	1.4	1.1	—	0.6	0.4

Basic earnings per share attributable to equity holders of the parent – R$	1.0324	4.1613	2.8625	1.8254	0.4849	0.1338

Diluted earnings per share attributable to equity holders of the parent – R$	1.0290	4.1475	2.8582	1.8254	0.4849	0.1338

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank. These translations should not be construed as representations that the real amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

OPERATING DATA

	At and For the Years Ended December 31,
	2019(1)		2019		2018		2017		2016		2015
Operating Statistics:
Active merchants at year-end (in millions)		N/A		5.3		4.1		2.8		1.4		0.9
TPV (in billions)	US$	28.5	R$	114.8	R$	76.1	R$	38.5	R$	14.1	R$	7.4
PagBank active users (in millions)		N/A		2.7		—		—		—		—

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank. These translations should not be construed as representations that the real amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

BALANCE SHEET DATA

The following table presents the line items from PagSeguro Digital’s consolidated balance sheet data:

	At December 31,
	2019	2019	2018	2017	2016	2015
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	348.3	1,403.9	2,763.1	66.8	80.0	6.9
Financial investments	334.9	1,349.7	—	210.1	131.2	—
Accounts receivable	2,599.3	10,477.2	8,104.7	3,522.3	1,715.5	1,110.0
Receivables from related parties	—	—	—	124.7	300.8	55.9
Inventories	15.4	61.9	88.6	61.6	21.0	41.2
Taxes recoverable	42.6	171.6	65.7	14.4	17.7	5.8
Other receivables	20.9	84.1	20.1	28.0	4.5	21.0

Total Current Assets	3,361.3	13,548.4	11,042.1	4,028.0	2,270.8	1,240.8

Non-Current Assets
Judicial deposits	1.4	5.7	1.5	0.9	0.5	0.4
Accounts receivable	7.4	29.9	—	—	—	—
Prepaid expenses	1.8	7.2	1.0	0.1	0.1	0.4
Investment	0.4	1.5	—	—	—	—
Deferred income tax and social contribution	—	—	—	37.0	8.3	6.7
Property and equipment	99.2	400.0	67.1	10.9	4.6	3.8
Intangible assets	146.3	589.6	305.6	158.9	86.1	48.6

Total Non-Current Assets	256.5	1,033.9	375.2	207.8	99.7	59.9

TOTAL ASSETS	3,617.8	14,582.3	11,417.3	4,235.8	2,370.4	1,300.7

		At December 31,
	2019	2019	2018	2017	2016	2015
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	1,321.4	5,326.3	4,324.2	3,080.6	1,304.0	683.1
Trade payables	63.6	256.3	165.2	92.4	61.7	35.3
Payables to related parties	5.5	22.2	30.8	39.1	76.2	92.4
Derivative financial instruments	—	—	—	—	6.6	—
Borrowings	—	—	—	—	205.2	—
Salaries and social security charges	26.5	106.8	73.9	34.3	20.3	13.7
Taxes and contributions	30.8	124.0	80.1	52.1	6.9	3.0
Provision for contingencies	3.0	11.9	7.0	4.6	0.7	—
Dividends payable and interest on own capital	—	—	—	—	22.2	3.2
Other payables	11.3	45.6	29.5	15.9	15.2	1.8

Total Current Liabilities	1,462.1	5,893.1	4,710.8	3,319.0	1,719.2	832.5

Non-Current Liabilities
Deferred income tax and social contribution	156.5	630.9	132.1	42.8	24.4	6.3
Provision for contingencies	—	—	—	3.6	—	—
Other payables	10.7	43.3	—	—	—	—

Total Non-Current Liabilities	167.3	674.2	132.1	46.4	24.4	6.3

TOTAL LIABILITIES	1,629.3	6,567.3	4,842.9	3,365.4	1,743.5	838.8

TOTAL EQUITY	1,806.9	8,015.0	6,574.4	870.4	626.9	461.9

TOTAL LIABILITIES AND EQUITY	3,617.8	14,582.3	11,417.3	4,235.8	2,370.4	1,300.7

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank. These translations should not be construed as representations that the real amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

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

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS, as issued by IASB. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the years ended December 31, 2019 and 2018:

	For the Twelve Months Ended December 31,
	2019	Percent Change	2018
	(in millions of reais, except for amounts per share)
Total revenue and income	5,707.2	31.7%	4,334.7
Less: Foreign exchange gain on IPO and follow-on offerings proceeds	—	(100.0)%	(131.3)
Non-GAAP total revenue and income(1)	5,702.2	35.8%	4,203.4

Total expenses	(3,794.7)	21.7%	(3,117.1)
Less: Share-based long-term incentive plan (LTIP)	156.2	(62.7)%	419.3
Less: Tax related to remittance of IPO and follow-on proceeds (IOF tax)	—	(100.0)%	18.0
Non-GAAP total expenses(2)	(3,638.5)	35.8%	(2,679.8)

Profit before income taxes	1,912.5	57.1%	1,217.6
Plus: Total non-GAAP Adjustments	156.2	(48.9)%	306.0
Non-GAAP profit before income taxes(3)	2,068.7	35.8%	1,523.6

Income tax and social contribution	(545.5)	77.6%	(307.2)
Less: Income tax and social contribution on non-GAAP adjustments	53.1	(64.3)%	(148.7)
Non-GAAP deferred income tax(4)	(598.6)	31.3%	(455.9)

Net income	1,367.0	50.2%	910.4
Plus: Total non-GAAP adjustments	103.1	(34.5)%	157.3
Non-GAAP net income(5)	1,470.1	37.7%	1,067.7

Basic earnings per share attributable to equity holders of the parent — R$	4.1613	45.4%	2.8625
Diluted earnings per share attributable to equity holders of the parent — R$	4.1475	45.1%	2.8582

Non-GAAP basic earnings per share attributable to equity holders of the parent — R$(6)	4.4754	33.3%	3.3578
Non-GAAP diluted earnings per share attributable to equity holders of the parent — R$(6)	4.4606	33.0%	3.3527

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our IPO and follow-on offering proceeds in the amount of R$131.3 million in the year ended December 31, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our IPO and our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our IPO and follow-on offering proceeds is included within Other financial income. Other financial income in the amount of R$278.4 million is therefore adjusted by excluding the foreign exchange gain on our IPO and follow-on offering proceeds, resulting in non-GAAP Other financial income in the amount of R$147.2 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$156.2 million in 2019 (R$419.3 million in the year ended December 31, 2018), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$2,762.0 million in 2019 (R$2,144.7 million in the year ended December 31, 2018) is adjusted by R$28.1 million in 2019 (R$59.8 million in the year ended December 31, 2018) resulting in non-GAAP Cost of sales and services of R$2,733.9 million in 2019 (R$2,084.9 million in the year ended December 31, 2018); and Administrative Expenses in the amount of R$427.4 million in 2019 (R$581.7 million in the year ended December 31, 2018) is adjusted by R$128.1 million in 2019 (R$359.2 million in the year ended December 31, 2018) resulting in non-GAAP Administrative expenses of R$299.2 million in 2019 (R$222.5 million in the year ended December 31, 2018).

(b)

Tax related to remittance of IPO and follow-on offering proceeds (IOF tax) in the amount of R$18.0 million in the year ended December 31, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO and our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO and follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$31.2 million is therefore adjusted by excluding the IOF tax, resulting in non-GAAP Financial expenses in the amount of R$13.2 million.

(3)	Non-GAAP Profit before income taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on IPO and follow-on offering proceeds of R$131.3 million in 2018, which is not taxable, and the tax benefits related to other non-GAAP adjustments.

(5)	Non-GAAP Net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)

Non-GAAP Basic earnings per common share attributable to equity holders of the parent and non-GAAP Diluted earnings per common share attributable to equity holders of the parent reflect the adjustments to non-GAAP Net income, which is allocated in full to Owners of the Company.

Financial Information in U.S. Dollars

We have translated some of the real amounts included in this annual report into U.S. dollars. Such translations should not be construed as representations that the real amounts represent, have been or could be converted into U.S. dollars at the rates indicated or at any other exchange rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank.

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

For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2019, 74% of our customers accessed our platforms through mobile devices, compared with 61% in the year ended December 31, 2018. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.

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

Increasingly intense competition may harm our business.

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

Specifically, we have contracted with one party, UOL Diveo, a company focused on IT infrastructure management services and cloud computing as well as the development of software and services to promote digital transformation, to provide us with Internet data centers to host our sites and keep them operational, and we rely on it and its operational, privacy and security procedures and controls and its ability to keep our sites operational. UOL Diveo is controlled by our parent company UOL and is therefore an affiliate of our company. Failure by UOL Diveo to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and/or increased costs, which could materially affect our reputation or results of operations. In addition, we rely in part on UOL Diveo to advise us of any security breaches. If UOL Diveo does not provide notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace UOL Diveo, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues with it that may harm our business. For more information on our agreement with UOL Diveo, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Currently, several rules, such as the Federal Constitution, the Consumer Protection Code and the Internet Civil Registry regulate personal data processing in Brazil. Efforts to protect personal data created and/or made available in our systems may not guarantee that these protections are fully adequate and that they fully comply with the rules established by the current legislation. Failure to comply with certain provisions of applicable law, especially as regards (i) providing clear information on the data processing operations we perform; (ii) respect for the purpose of the original data collection; (iii) legal deadlines for the storage and exclusion of user data, and (iv) the adoption of legally required security standards for the preservation and inviolability of the processed personal data, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

Data protection and privacy laws in Brazil are changing to take into account cultural and local consumer attitudes towards personal data protection. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

On August 14, 2018, Law No. 13,709/2018, the General Data Protection Act (Lei Geral de Proteção de Dados), or GDPA, was signed, which will come into force in January 2021 and will change personal data protection in Brazil. The GDPA establishes a new legal framework covering personal data processing, including client, supplier and employee data. The GDPA establishes, among others, personal data owners’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority. We have begun initial preparations to comply with the GDPA ahead of its January 2021 effective date, however we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. In the event of non-compliance with the GDPA, we may be subject to penalties, beginning in August 2021, including information disclosure to authorities, elimination of personal data and a fine, per infraction, of up to 2% (subject to an upper limit of R$50,000,000) of our billings in Brazil during the last fiscal year, excluding taxes.

The GDPA and other laws and regulations that may be passed in the future may be interpreted and applied differently over time and from jurisdiction to jurisdiction. It is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure to comply with (i) our privacy policies, (ii) any regulatory requirements or orders, or (iii) other local, state, federal, or international privacy or consumer protection-related laws and regulations could materially and adversely affect our business.

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

Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or non-compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

PagSeguro Brazil and BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019), or BancoSeguro, are authorized by the Central Bank to operate as a payment institution and as a financial institution, respectively. PagSeguro Brazil applied for authorization relating to three of our digital payments activities, in December 2014. One of these applications, for authorization as a payment scheme settlor, was formally dismissed by the Central Bank. The other two, related to activities of issuance of electronic currency and acquiring, were formally approved on October 17, 2018. We applied for these authorizations because those businesses began to be regulated by the Central Bank, following the enactment of Brazilian Federal Law No. 12,865/2013. In February 2019, PagSeguro Brazil also applied to the Central Bank for authorization to conduct activities as a payment institution of post-payment accounts in order to act as an issuer of post-paid cards within third-party payment schemes. This authorization was formally approved on March 16, 2019.

In addition, early payment of receivables is part of our activities. Law No. 12,865/2013 prohibits payment institutions such as PagSeguro Brazil from performing activities that are restricted to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected. For further information regarding these regulatory matters, see “Item 4. Information on the Company—Regulation—Regulation of the digital payments industry in Brazil.”

BancoSeguro is an authorized regulated entity since October 27, 2008, under its former name BBN – Banco Brasileiro de Negócios S.A. As a financial institution, BancoSeguro is subject to Law 4,595/1964 and the rules of the National Monetary Council (the Conselho Monetário Nacional, or CMN), and the Central Bank. Brazilian financial institutions are subject to extensive government regulations applicable to their activities, including those relating to: (i) minimum capital requirements; (ii) compulsory deposits/reserve requirements; (iii) investment requirements in fixed assets; (iv) lending limits and other credit restrictions; (v) accounting and statistical requirements; (v) price and salary controls; and (vi) tax policy and regulation.

Brazilian payment institutions and financial institutions have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect BancoSeguro’s and PagSeguro Brazil’s operations and financial results.

Furthermore, if we are found to be in violation of any current or future regulations, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil and/or BancoSeguro. We could also be subject to private lawsuits. Any of these consequences could seriously harm our business and results of operations.

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

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a social contribution on gross revenues) from 0% to 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, which significantly reduces our annual income tax expense. In addition, governments, agents and similar bodies are discussing tax measures to assist entities in response to the COVID-19 pandemic. In the short term, these measures may include tax payment deferrals, tax credits and Central Bank loans, which may be applicable to us if enacted in the future. However, Brazilian government authorities at the federal, state and local levels may consider changes in tax laws to cover budgetary shortfalls as a result of the COVID-19 pandemic, these changes may harm our profitability by increasing our current tax burden. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS). Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels may consider changes in tax laws to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, change regularly, and it is common for taxpayers to challenge such changes, which may result in additional tax assessments and penalties for our company.

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

We rely on third parties and UOL, our largest shareholder, in many aspects of our business, which creates additional risk.

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

Our future revenues from digital payments depend substantially on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce. Rapid growth in the use of the Internet (particularly as a way to provide and purchase products and services) is a relatively recent phenomenon in Brazil and we cannot assure you that this rapid growth of acceptance and usage will continue.

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

Our quarterly results of operations may vary significantly and are not necessarily an indication of future performance. These fluctuations may be due to a variety of factors, some of which are outside of our control and may not fully reflect the underlying performance of our business. In addition, we operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarters of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. In addition, businesses operating in Brazil, such as ours, tend to experience relatively fewer transactions during certain international sporting events.

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

Due to reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, loss of or damage to our products while they are in transit or storage, natural disasters or the occurrence of a contagious disease or illness, such as the COVID-19 outbreak that the World Health Organization designated as a pandemic in March 2020, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, the inability of our manufacturers to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, and/or difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices, would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could hurt our relationships with our customers, prevent us from acquiring new customers, and significantly harm our business. We may also experience a shortage in some of the key components used to manufacture our POS devices due to disruptions caused by the current COVID-19 pandemic, particularly in China where these components are manufactured. However, currently, we believe our inventory levels will allow us to mitigate the short-term impact of COVID-19 on our business. Any continued operating complications caused by COVID-19, including any prolonged period of travel, work place closures, stay at home and quarantine orders, mobility limitations, commercial and other similar restrictions, may result in shortages which would hinder our ability to provide our POS devices or other services to our merchants on a timely basis, which could have a material adverse effect on our results of operations and financial position. For more information on risks relating to COVID-19, see “—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”

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

Our business depends upon the efforts and skill of our senior management, who has played an important role in shaping our company culture. Our future success depends to a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to set up or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and non-competition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to set up or join a competitor, or that the non-competition agreements would be upheld in a court of law. In the event that a number of our senior management members leave our company, we may have difficulty finding suitable replacements, which could seriously harm us.

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

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, we have been required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls since 2018. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

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

Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our products. Breaches of our customers’ privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.

We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business.

We, like our platforms, are susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography, trafficking, terrorist financing, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. The owners of intellectual property rights or government authorities may seek to bring legal action against us if our platform is used for the sale of infringing items. These claims could result in reputational harm and any resulting liabilities, loss of transaction volume or increased costs could harm our business.

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

Furthermore, we may offer new financial products under BancoSeguro. The advent of new financial products could have a variety of consequences for us. New financial products and technologies may increase our costs and risks associated with government regulation and investment in new technology. The costs of compliance with regulation and upgrading our infrastructure and technology to provide financial services could be significant.

BancoSeguro may have insufficient capital to meet the capital requirements of the CMN and the Central Bank.

Brazilian financial institutions must comply with the rules of the CMN and the Central Bank on capital adequacy, including minimum capital, which are similar to the Basel III regulatory framework. We cannot guarantee that BancoSeguro, upon increasing its operations, will have sufficient funds or resources available for its capitalization in the future, which could result in its inability to meet the capital adequacy requirements of the CMN and the Central Bank.

In addition, non-compliance with capital adequacy requirements may adversely affect BancoSeguro’s ability to distribute dividends and interest on equity to shareholders, and may adversely affect its ability to operate and lend, which could cause BancoSeguro to sell its assets or take other measures that may adversely affect BancoSeguro’s, and consequently our, operating results and financial condition. If BancoSeguro were not able to comply with these capital adequacy requirements, regulators may impose sanctions on BancoSeguro, including administrative proceedings, fines, disqualification of directors and even withdrawal of operating authorization, which could have a material adverse effect on BancoSeguro’s, and consequently our, operations and financial conditions.

BancoSeguro’s and PagSeguro Brazil’s business is highly dependent on the current regulatory environment and changes in regulation may affect its results and the development of its activities.

The Brazilian government has historically implemented or changed regulations that affect Brazilian financial institutions as part of its economic policy implementation. Such regulations are continuously modified by the Brazilian government to control credit availability and to reduce or increase consumption. Some of these controls are temporary in nature and may be modified from time to time in accordance with Brazilian government credit policies. Other controls have been introduced and have either remained stable or were gradually reduced. Such changes may adversely affect BancoSeguro’s and PagSeguro Brazil’s, and consequently our, future operations and revenues.

The growth of our credit portfolio of transactions through BancoSeguro could increase the default rates in our total portfolio, and the systems and methods of identification, analysis, management and control of risks related to our customer portfolio could be insufficient to prevent losses.

BancoSeguro may expand its credit portfolio of transactions, increasing the origination and approval of new transactions, which could lead to an increase in late payments, default rates and expenses related to provisions, which would negatively affect our results of operations. Changes in interest rates and other variable market indexes could negatively affect our financial results. Our success depends on, among other factors, the balance between the risks and returns. We conduct credit checks on each of our customers to assess their risk profile, but we cannot assure you that our risk management systems will be sufficient to prevent losses from undetected risks in our customer portfolio, which could have a material adverse affect on our results of operations and financial condition.

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

At December 31, 2019, we had approximately 4,700 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for non-compliance that could harm our results of operations.

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

We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. At December 31, 2019, we had recorded R$9.6 million in provisions for current civil and labor proceedings and no provisions for non-current proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.

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

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly PagSeguro Internet S.A., our Brazilian operating company, which we refer to as PagSeguro Brazil. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares or Class B common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares,” “—Risks Relating to Our Class A Common Shares—We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.” and “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”

An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.

Natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or pandemic such as COVID-19, or other events, such as wars, acts of terrorism, political events, environmental accidents, power shortages or communication interruptions could seriously harm our business. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and seriously harm our business and results of operations. In addition, our net sales could be significantly reduced to the extent that a natural disaster, health epidemic or pandemic or other major event harms the economy of Brazil or any other jurisdictions where we may operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by natural disasters, health epidemics or pandemic or other major events.

Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in volatility in global markets, potentially affecting the Brazilian economy and outlook. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China and cases of infected patients have been reported in other jurisdictions, including reported cases in Brazil in, among other locations, the city of São Paulo, where we have our headquarters. On March 11, 2020, the World Health Organization designated COVID-19 as a pandemic. The spread of this virus has caused certain business, market and travel disruption globally and particularly in infected regions. These disruptions include large-scale business shut downs, quarantine orders and mobility restrictions across Brazil and the world, negative impacts on Brazil’s and the world’s economy and financial market volatility, including volatility in the price of our Class A common shares. These disruptions have already had a direct impact on our TPV in the first quarter of 2020 and in April 2020 as most of the Brazilian state capitals have been under partial shut down since mid-March 2020. Partial shut downs are affecting all non-food retail stores, shopping malls, cinemas, soccer matches, concerts, public parks, among other businesses. Under the partial shut downs, bars and restaurants may operate only through home delivery. As a result, we could experience net income shortfalls from operations that could have a significant adverse effect on our results of operations.

In the event the number of infected patients increases further in Brazil, it is possible that these disruptions would further affect the Brazilian economy and the financial markets, consequently having an adverse effect our results of operations and the trading price of our common shares. For example, if any Brazilian residents, including our employees, is suspected of having contracted a communicable disease such as the coronavirus, they may be subjected to quarantines, in addition to the stay at home orders and mobility limitations already applicable to the general population in various Brazilian cities. On a business level, this could mean that our or other companies’ operations may be suspended. Any such further outbreak could more generally restrict economic activities in affected regions in Brazil, resulting in reduced business volume, temporary closures of our or other companies’ facilities or otherwise disrupt our business operations. In particular, we may experience a shortage in some of the key components used to manufacture our POS devices due to disruptions caused by the current COVID-19 pandemic, particularly in China where these components are manufactured.

While any disruption caused is currently expected to be temporary, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. The extent to which the consequences of the COVID-19 pandemic impact our results, including the results of our clients, will depend on future developments that are highly uncertain and cannot be predicted, such as any new information which may emerge concerning the severity of the coronavirus, the potential spread to other regions and the actions to contain the coronavirus or treat its impact, among others.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

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

In addition, Brazil is currently experiencing more stable macroeconomic conditions that are expected to continue throughout 2020. It is expected that during 2020, the Brazilian government will address two other important reforms regarding the tax system and administrative structure that may affect the macroeconomic environment. see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.” We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations —Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending.”

Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the slow economic recovery and the still high fiscal vulnerability, several Brazilian macroeconomic fundamentals improved during 2017-19. The main highlight was the deceleration of inflation and the achievement of historically low interest rates.

The economic outlook for 2020 continues to face significant uncertainties. The Brazilian economy was ready to continue recovering at a moderate pace. However, as a result of the current COVID-19 pandemic, as of April 15, 2020, according to the International Monetary Fund, or the IMF, Brazil’s GDP growth rate for 2020 is expected to be negative 5.3%.

In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment.

Under “Operação Lava Jato” members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies, have faced allegations and, in certain cases, convictions, or, also, entering into plea bargains, related to crimes of political corruption, involving alleged bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed, in addition to alleged personal enrichment of the recipients of the bribes and the favoring of companies in contracts with the Brazilian government. Furthermore, certain of these companies have or are also facing investigations, and, in certain cases, being convicted by the competent authorities, such as the Brazilian Securities Commission (Comissão de Valores Mobiliários), the SEC and the United States Department of Justice. Certain of these companies have chosen to enter into leniency agreements with the competent authorities, when possible. The potential outcome of these investigations, convictions, plea bargaining and leniency agreements is still uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, political parties and on the general market perception of the Brazilian economy and political environment. We cannot predict whether such investigations will lead to further political and economic instability or whether new allegations against government officials, officers and/or companies will arise in the future. In addition, we cannot predict the outcome of any such investigations or allegations nor their effect on the Brazilian economy.

Furthermore, the current President of Brazil, Jair Bolsonaro, has proposed several important reforms during his time in office thus far. Bolsonaro has also reportedly favored the privatization of state-owned companies, economic liberalization, new pension legislation and tax reforms. However, of the set of reforms that were part of Bolsonaro’s electoral campaign platform, few were implemented in his first year in office, with pension reform being the most important. With his polarizing style, Bolsonaro has demonstrated a reduced ability to negotiate with the Brazilian congress to approve important measures for economic growth and as such, these negotiations have been delegated to certain government ministries. With the current COVID-19 pandemic, such negotiations have taken a back seat to emergency measures to limit the spread of COVID-19 and to meet the basic food needs of Brazil’s most underprivledged population. Many of the emergency measures being considered or implemented by the Central Bank or the Ministry of Economy, which affect Brazil’s financial system, may have adverse effects on the Brazilian economy as a whole and on the Brazilian payment methods market, in which we operate. We cannot predict which further policies Jair Bolsonaro or the Brazilian government in general may propose, adopt or change or the effect that any such policies might have on our business and on the Brazilian economy.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates were 4.31%, 3.75% and 2.95% in 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016 before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018. In 2019, the COPOM reduced the SELIC rate further to 4.5%. As of March 18, 2020, the SELIC rate was 3.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate, between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 46.0% at year-end 2015 as compared to year-end 2014. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.4% nominal appreciation of the real against the U.S. dollar during 2016. Between year-end 2016 and year-end 2017, the real remained relatively stable, depreciating 1.5% against the U.S. dollar in nominal terms. Between year-end 2017 and 2018, the real depreciated greatly, by 16.9%, against the U.S. dollar, primarily as a result of (i) global U.S. dollar appreciation and the pressure on long-term interest rates in the U.S., (ii) an increase in Brazil’s risk premium, and (iii) lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. Between year-end 2018 and 2019, the real depreciated by 4.1% in nominal terms against the U.S. dollar, primarily as a result of uncertainty regarding pension reform in Brazil and tensions in the US-China trade policy. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.0307 per U.S. dollar on December 31, 2019 and the real/U.S. dollar exchange rate reported by the Central Bank was R$5.2997 per U.S. dollar on April 3, 2020, a new record high in nominal terms, as a result of the COVID-19 pandemic, the prospects for a global economic recession and a sharp increase in risk premiums and volatility in financial markets. There can be no assurance that the real will not again appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, growth of 1.3% in both 2017 and 2018, and growth of 1.1% in 2019. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

On March 11, 2020, the World Health Organization designated COVID-19 as a pandemic. The spread of this virus has caused certain business, market and travel disruption globally and particularly in infected regions. While any disruption caused is currently expected to be temporary, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. For more information on risks relating to COVID-19, see “Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for Brazilian securities, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2017, Donald Trump became the President of the United States. We have no control over and cannot predict the effect of Donald Trump’s administration or policies. These developments, including the spread of the COVID-19 pandemic and its economic effects in other countries, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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

Brazil has lost its investment grade sovereign debt credit rating with the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB+ to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2019, Standard & Poor’s reaffirmed the BB- rating, raising the outlook from stable to positive. However, in April 2020, Standard & Poor’s downgraded Brazil’s public debt rating outlook from positive to stable, citing Brazil’s decrease in GDP for 2020 due to the COVID-19 pandemic and Brazil’s higher level of spending aimed at fighting COVID-19 and preventing mass layoffs. In August 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. In April 2018, Moody’s reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms. In March 2020, Moody’s maintained Brazil’s stable rating, citing that Brazil’s response to COVID-19 mitigates the severe impact on growth but at some fiscal cost, and that the deterioration of fiscal and debt metrics is expected to be temporary and limited to 2020 due to the shock of the COVID-19 pandemic. Fitch downgraded Brazil’s sovereign credit rating to BB with a negative outlook in May 2016, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in February 2018 to BB- with a stable outlook. In November 2019, Fitch reaffirmed the BB- rating. In April 2020, Fitch reported that the spread of COVID-19, the drop in commodity prices, tighter external funding conditions and falling domestic financial asset prices will weaken economic growth in Latin America substantially in 2020, compounding downward pressure on sovereign credit profiles in the region.

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

Risks Relating to Our Class A Common Shares

UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 89.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 45.4% of our issued share capital. As of March 31, 2020, UOL also held 600,000 of our outstanding Class A common shares. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 89.3% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

As of March 31, 2020, we had outstanding 180,143,045 Class A common shares (including treasury shares) and 148,870,861 Class B common shares. All Class B common shares are beneficially owned by UOL. The Class A common shares sold in our October 2019 follow-on offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

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

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our stock price.

In July 2017, S&P Dow Jones, a provider of widely followed stock indices, announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in certain of their indices. As a result, our Class A common shares are not eligible for these stock indices. Additionally, since September 2017, FTSE Russell, another provider of widely followed stock indices, requires new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. UOL controls approximately 89.3% of the voting power of our outstanding share capital. Many investment funds are precluded from investing in companies that are not included in such indices, and these funds would be unable to purchase our Class A common shares if we were not included in such indices. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones and FTSE Russell in the future. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, which is generally defined with reference to the interests of its shareholders (both present and future) as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 10. Additional Information—Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Furthermore, the Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Law (2020 Revision), or the Cayman Economic Substance Law. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a new regime, it is anticipated that the Cayman Economic Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Law. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Law.

Lastly, on February 18, 2020, it was announced that the Cayman Islands has been placed on the list of non-cooperative jurisdictions published by the European Union, or EU, for tax purposes. The Cayman Islands government issued a press release on February 18, 2020 affirming that the jurisdiction introduced appropriate legislative changes on February 7, 2020 relating to the EU’s criteria, but that the listing appears to stem from such legislation not being enacted by February 4, 2020, which was the date of the EU’s Code of Conduct Group meeting to advise the EU Finance Ministers prior to the Finance Ministers’ decision regarding the listing on February 18, 2020. The Cayman Islands government press release states that the Cayman Islands remains fully committed to cooperating with the EU, and will continue to constructively engage with them with the view to be delisted as soon as possible. It is unclear as to whether the Cayman Islands being placed on such list will have a significant, or any, effect on us.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express a shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law, which permits a merger/consolidation without a court order, provides a mechanism for a dissenting shareholder in a merger or consolidation to require us to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate in effect on the date of the Brazilian Superior Court of Justice’s enforcement of the obligation. These amounts are then adjusted to reflect exchange rate variations through the effective payment date and, if applicable, eventual default interest. The exchange rate at that time may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

The judicial recognition process for foreign judgments before the Brazilian Superior Court of Justice may be time consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of non-Brazilian courts. Furthermore, upon its recognition by the Brazilian Superior Court of Justice, the enforcement of a foreign judgment would be delegated to a lower federal court.

As a foreign private issuer, the disclosure requirements that we must comply with and other requirements are different from those applicable to U.S. domestic registrants.

As a foreign private issuer, the disclosure requirements that we must comply with and other requirements are different from those applicable to U.S. domestic registrants. For example, as a foreign private issuer for U.S. purposes, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information that is material to us and which we make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

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

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income, the composition, nature and valuation of our assets (including goodwill), all of which are subject to change, and which may be determined in large part by reference to the market value of our shares, which may be volatile, and our corporate structure and the classification for U.S. federal income tax purposes of our subsidiaries. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets (including goodwill) and income for this purpose, and the application of these rules is uncertain in some respects. Accordingly, due to the lack of directly applicable authority regarding the foregoing, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

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

•

be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	multiple digital banking solutions;

•	in-person payments via POS devices that we provide to merchants;

•

free digital accounts that we provide to our consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;

•	issuer of prepaid, cash and credit cards; and

•	operate as a full acquirer.

Our end-to-end digital banking ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs, Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in March 2020, 83% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their free PagBank digital accounts, without the need for a traditional bank account.

Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 37 cash-in methods and eight cash-out options including bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our free PagBank digital account serves both consumers and merchants.

Focusing primarily on individual entrepreneurs, Micro-Merchants and SMEs, we sell a range of POS and mobile POS, or mPOS, devices specifically designed to fit their business needs. Our devices offer competitive transaction fees and access to our end-to-end digital banking ecosystem with a free PagBank digital account, which is similar to a regular checking account. They span from our entry-level product, the Minizinha, to the Moderninha Smart. Unlike the incumbent payment providers in Brazil, who rent their POS devices to merchants, we innovated by allowing merchants to acquire their own POS device from us in 12 monthly installments. For the equivalent of three to six months of rental fees with the incumbents, merchants can have a comparable device from PagSeguro with a free PagBank digital account.

Our digital banking ecosystem helps drive financial inclusion in Brazil providing business solutions primarily designed for consumers, individual entrepreneurs, Micro-Merchants and SMEs. Our main target markets include underserved clients who have been ignored or underserved by the incumbents. Our digital banking ecosystem serves both consumers and mercants on a single platform. These merchants and consumers are attracted by our disruptive technology, which enables us to offer free, innovative, scalable and low-cost products and services with simpler onboarding, no paperwork and a high acceptance rate, while maintaining levels of fraud below those required by the card schemes. Once on our platform, merchants can offer consumers 37 cash-in methods, choose to obtain early payment of their card receivables on consumer installment transactions, and manage their cash balances on our free PagBank digital account, which offers eight cash-out options including wire and peer to peer transfers, QR code payments, bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits and in-person and online purchases or cash withdrawals using our PagSeguro prepaid and cash cards. Our management tools help them start or grow their businesses with PagSeguro as a partner, with software functionalities such as sales reports, credit and debit card reconciliation and inventory control, which we believe create a strong commercial bond with our clients. We believe the combination of all these features increases our clients’ loyalty, leading them to conduct additional business with us, in a virtuous cycle. Our merchants span businesses of all types and sizes, ranging from individual entrepreneurs, Micro-Merchants and Small Companies such as street vendors and beauty salons, to Medium-Sized Companies in retail and other sectors. We also have a growing presence in the business-to-business commerce segment.

Some of our key financial and operating data are as follows:

•

At December 31, 2019, our active merchants totaled 5.3 million, representing an increase of 29.3% compared with 4.1 million at year-end 2018. Our active merchants at year-end 2018 represented an increase of 48.2% compared with 2.8 million at year-end 2017.

•	In 2019, our TPV totaled R$114.8 billion, representing an increase of 50.8% compared with R$76.1 billion in 2018. Our TPV in 2018 represented an increase of 97.9% compared with R$38.5 billion in 2017.

•

In 2019, our Total revenue and income totaled R$5,707.2 million, representing an increase of 31.7% compared with R$4,334.7 million in 2018. Our Total revenue and income in 2018 represented an increase of 71.8% compared with R$2,523.4 million in 2017. The principal components of our Total revenue and income posted the following growth:

•

Our two revenue items (Revenue from transaction activities and other services and Revenue from sales) together totaled R$3,550.3 million in 2019, an increase of 34.4% compared with R$2,641.7 million in 2018. The total of these revenue items in 2018 represented an increase of 55.7% compared with R$1,696.2 million in 2017.

•

Our Financial income totaled R$2,030.5 million in 2019, an increase of 43.5% compared with R$1,414.5 million in 2018. Financial income in 2018 represented an increase of 72.8% compared with R$818.6 million in 2017.

•

In 2019, our Net income for the year totaled R$1,367.0 million, representing an increase of 50.2% compared with R$910.4 million in 2018. Net income for the year in 2018 represented an increase of 90.1% compared with R$478.8 million in 2017.

Beginning June 30, 2019, we began tracking one additional operating metric: PagBank active users.

•	At June 30, 2019, our PagBank active users totaled 1.4 million, and at December 31, 2019, our PagBank active users totaled 2.7 million.

With respect to the labor market, in December 2019, according to information from IBGE’s PNAD, Brazil had 45 million formal economy employees and 21 million informal economy employees (considering the private sector, domestic services and the public sector), representing a major market opportunity for digital banks, as most of the 21 million individuals employed in the informal economy remain unbanked and seek digital payments and credit solutions.

With respect to business and entrepreneurship, according to SEBRAE (Portal do Empreendedor and Brazil’s federal tax ministry (Receita Federal), or RFB), there were 9.5 million Micro-Merchants in Brazil at December 31, 2019. Also, according to IBGE, at December 31, 2019, there were 5.0 million SMEs. Additionally, according to IBGE’s PNAD, at December 31, 2019, there were 19 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of more than 33 million formal and informal businesses at December 31, 2019. In addition, according to SEBRAE, the number of Individual Micro Entrepreneurs in Brazil increased significantly from 2010 to April 2020, from 780 thousand to 9.9 million.

We believe that by continuing to migrate these Individual Micro Entrepreneurs and Micro Companies into our ecosystem, we can continue to drive significant additional revenue growth in the coming years. At the same time, we will continue to introduce more value-added products and services targeted to larger clients. For example, in February 2018, we announced a new functionality for our Moderninha Wi-Fi and Moderninha Pro, enabling multiple merchants to share a single POS device; in March 2018, we launched our Minizinha Chip, a POS device that combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket and comes with its own SIM card and a free data plan, thus no longer requiring smartphone pairing like traditional mPOS devices; and in May 2018, we launched our Moderninha Plus, the next-generation substitute for our highly successful Moderninha Wi-Fi, now with an improved physical keyboard, a faster processor and double the battery life; and in October 2018, we launched our Moderninha Smart, a modern, portable and fully integrated Android based POS device that offers a full integration of hardware, our apps and a fast and secure payments network. In addition, in April 2019, we introduced our instant payments feature which enables merchants to receive payments immediately following debit and credit card transactions (both with and without installments) at the same cost as our one day payment date election service. Furthermore, in September 2019, we launched a new feature for our free PagBank digital account through which we will pay interest at a rate of 100% over the CDI, representing 8% more than traditional savings accounts, on account balances maintained for at least 30 days. We believe this feature will not only increase loyalty and engagement to our digital banking ecosystem but also help us acquire new PagBank users since according to Anbima, as of February 2020, 90.5% of Brazilian investors are classified as traditional retail consumers and 87% of this group invested in savings accounts.

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

Prior to the completion of our IPO, PagSeguro used centralized cash management with UOL. Consequently, all amounts received or paid in connection with the PagSeguro business were recognized as balances between related parties in our audited consolidated financial statements. This approach is consistent with the treatment of our audited consolidated financial statements prior to August 1, 2015, which were prepared on a carve-out basis. PagSeguro’s cash management was separated from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that related to prior cash management activities began accruing interest from the date of completion of our IPO, and all such balances were repaid by UOL following completion of our IPO.

In addition, during 2016, UOL transferred its 100% interest in Net+Phone and its 75% interest in Boa Compra to PagSeguro Brazil as a capital contribution, and PagSeguro Brazil purchased the remaining 25% non-controlling interests in Boa Compra from its minority shareholders.

Our History

We launched PagSeguro in 2006 as an online payment platform to provide the digital payment infrastructure necessary for e-commerce growth in Brazil. By 2016 we were considered the largest Brazilian online payment company in terms of TPV, according to data compiled by Ebit. UOL’s credibility in the Brazilian Internet sector was key to this successful launch, and remains so today. Founded in 1996, UOL is Brazil’s largest Internet content, digital products and services company. According to comScore, 104 million unique visitors (approximately 86% of Brazilian internet users) accessed a UOL website in December 2019 representing an increase of 15.0% from 90.4 million in April 2018, an increase of 28.1% from 81.2 million in May 2017 and an increase of 55.2% from 67.0 million in May 2016. In addition, according to Google Ad Manager (the add server system that we utilize) as of June 2019, UOL achieved approximately 6.3 billion page views, provided approximately 14.7 billion display ads and had a potential video inventory of 300 million video ads. The PagSeguro and UOL brands together gave Brazilian online consumers the confidence to use their sensitive personal and financial data on our payments platform, in order to shop online easily and safely. As an example, we brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period of time after the purchase, as a precaution in case of any commercial claims.

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

In 2013, the Central Bank amended regulations to terminate the exclusive banking arrangements between banks and some card and meal voucher schemes, ending the effective duopoly in the acquirer industry in Brazil. This move was part of a concerted focus by the Central Bank on concentration in the market, following a report it issued in 2010 on the effective duopoly between two acquirers, both of which were owned by some of the largest banks in Brazil: RedeCard (now known as Rede, which had exclusive accreditation with MasterCard) and Visanet (now known as Cielo, which had exclusive accreditation with Visa).

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

In 2016, we became the first payments provider in Brazil, other than the incumbent acquirers associated with banks, to obtain accreditation as an acquirer with MasterCard and Visa. We had already been operating as a local acquirer for Sorocred since 2014, and we began operating as an acquirer on a large-scale basis in the second half of 2016, once we had completed the integration of our platform with Visa and MasterCard. In the same year, we established partnerships with Elo, a card scheme, and Sodexo, a major meal voucher card scheme. We also launched our Moderninha Wi-Fi and Moderninha Pro standalone POS devices; began accepting in-app checkout; and launched our free POS app PagVendas (previously called PagSeguro Vendas and then PagSeguro Vendas 2.0). In 2016, we became larger than our parent company UOL for the first year in terms of our Total revenue and income as compared with UOL’s net revenue (without including its consolidated subsidiaries).

In 2017, we launched PlugPag, our POS device Minizinha, EFTPOS, our i-Banking app PagBank – PagSeguro and Pag.ae and other new services such as our Facebook chatbot, reconciliation services and one-day approval for merchants who wish to obtain early payment of their installment receivables. The launch of our EFTPOS integration solution made us the first payment provider in Brazil to connect POS devices to a merchant’s sales system. We also obtained accreditation as an issuer with Visa, established partnerships with major meal voucher schemes VR and Alelo, and obtained accreditation as an acquirer with Hipercard. Furthermore, in October 2017, we acquired a controlling interest in Bivaco Holding Ltda., or BIVA, an online platform that facilitates peer-to-peer lending. Between November 2017 and April 2018, we acquired an additional interest in BIVA, bringing our total interest to 77.4% of BIVA’s share capital. The total amount we paid for our shareholding in BIVA was R$23.9 million.

In January 2018, we carried out our IPO, in which we and UOL offered and sold a total of 121,193,388 of our Class A common shares. Our Class A common shares are listed on the NYSE. In February 2018, we announced a new functionality for our Moderninha Wi-Fi and Moderninha Pro, enabling multiple merchants to share a single POS device, and in March 2018, we launched our Minizinha Chip, a POS device that combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket and comes with its own SIM card and a free data plan, thus no longer requiring smartphone pairing like traditional mPOS devices. In May 2018, we launched our Moderninha Plus, the next-generation substitute for our highly successful Moderninha Wi-Fi, now with an improved physical keyboard, a faster processor and double the battery life. In June 2018, we carried out a follow-on offering, in which we and UOL offered and sold a total of 35,950,000 of our Class A common shares. In October 2018, we launched our Moderninha Smart, a modern, portable and fully integrated Android based POS device that offers a full integration of hardware, our apps and a fast and secure payments network. In October 2018, our board of directors authorized a share repurchase program under which our management is responsible for determining the timing and number of shares to be acquired, within the limits established by the board of directors. For more information on our share repurchase program, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” In December 2018, we acquired Tilix Digital Ltda., or Tilix. Tilix provides software development for managing payment solutions for business-to-customer, or B2C, and business-to-business, or B2B.

In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019), or BancoSeguro, through BS Holding Financeira Ltda., or BS Holding, a holding company incorporated under PagSeguro Digital. BancoSeguro holds a multi-bank license to provide financial services. We expect that this acquisition will allow us to expand our products and services offering. As a financial institution, BancoSeguro is subject to Law 4,595/64 and the rules of the CMN and the Central Bank. In March 2019, we launched a PagSeguro Visa NFC enabled cash card that is linked directly with the balance of the free PagBank digital account without the need to reload the card, unlike our PagSeguro prepaid cards. In May 2019, furthermore, we officially launched PagBank, our free PagBank digital account, which offers banking services through the PagBank mobile app. Also, in May 2019, we enabled onboarding through our free PagBank digital account app, allowing consumer clients to sign up for a free PagBank digital account and manage all of their services directly through our app for free. In May 2019, we also launched a PagSeguro Visa credit card, accepted in Brazil and abroad, that has no annual or membership fees to our best merchants. In July 2019, we launched the Minizinha Chip 2 which is an additional POS device and an upgraded version of the Minizinha Chip that features a better user experience, NFC communication and a larger screen. In August 2019, we acquired 100% of the software provider Yamí Software & Inovação Ltda., or Yamí, which provides a back-office platform for e-commerce and marketplace, assisting merchants, particularly with exchanges and returns, and is compatible with major e-commerce platforms in Brazil such as VTEX and Oracle. Furthermore, the platform is a gateway specialized in split payments. In September 2019, we launched a new feature for our free PagBank digital account through which we will pay interest on account balances maintained for at least 30 days. In addition, in order to simplify inventory control and the acquisition of POS devices by our clients, beginning on September 1, 2019 we changed the way we provide POS devices to our clients. Instead of selling our POS devices, we now require a one-time and non-refundable membership fee. This arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. In October 2019, we carried out a follow-on offering, in which UOL offered and sold a total of 16,750,000 of our Class A common shares. Also, in October 2019, we launched our Moderninha X Smart POS device, an innovative and advanced POS device, which was built for simplicity and ease of use and offers a full integration of hardware, our apps and a fast and secure payments network.

Our Products and Services

We provide a wide range of affordable solutions and tools for merchants and consumers. These include a variety of cash-in and cash-out options with features designed to attract and retain clients, provide them with access to working capital and help them manage their cash flow.

We have an in-depth understanding of our clients, the issues they face and the markets in which they operate. As a pioneer in the Brazilian digital payments market, we are able to anticipate trends and translate them into new products and solutions that meet our clients’ needs more efficiently than foreign competitors operating in Brazil. The Brazilian market expects payments providers to offer a number of country-specific features, such as boletos and early payment of merchants’ receivables when consumers purchase in installments by credit card, all of which are central to Brazilian financial culture. We built our payments ecosystem and our merchant services offering around these specificities, offering tailor-made solutions for the Brazilian market.

Although all our solutions also work for desktop and other non-mobile platforms, we design our solutions on a mobile-first basis so that our clients can be self-sufficient at all times. All of our transaction systems are fully compatible with the mobile environment. We also maintain a strict focus on ongoing innovation, selecting and developing new products and services with a high level of speed to market. This is evidenced by our investment of R$327 million in expenditures on software and technology in the year ended December 31, 2019, equal to 5.7% of our Total revenue and income for the year. Additionally, we believe our distribution platform and marketing strategies are well-suited to reaching Micro-Merchants and SMEs in Brazil.

With the increased adoption of mobile devices by merchants and consumers as a form of payment, we design all our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times and offer payment options to consumers using mobile devices.

Our industry is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. For example, in addition to the products and services that we currently offer, WeChat Pay and Alipay, players in the Chinese digital payments industry, already offer promotions and cashback features as well as on-platform third-party bill payments. We strive to continue to develop and release new products and services to match the needs and expectations of our clients, as well as retain and deepen relationships with our existing clients. Many of our merchants have grown within our platform, for example from purchasing a single POS device to choosing to receive early payment of their card receivables on consumer installment transactions, and we believe our software business management tools can be further leveraged to increase customer engagement. Evidencing our commitment to deepening relationships with our existing clients, among unique active accounts, we have experienced higher engagement across various areas. For example, comparing 2019 with 2018, engagement among unique active accounts increased in the following areas: bill payments (595%), additional revenues (236%) and active prepaid cards (10%). We intend to continue to be a first mover, extending and improving our platform to offer a full integrated suite of financial products and services, further enhancing customer experience for both consumers and merchants.

The PagSeguro Ecosystem

Our end-to-end digital ecosystem operates as a closed loop where our clients are able to address their main day to day financial needs, including receiving and spending funds and managing and growing their businesses. Our main products and services fall into the following categories, described in further detail below:

•	the free PagBank digital account, around which all our functionalities and services are designed;

•	37 cash-in solutions;

•	early payment of merchants’ installment receivables;

•	advanced built-in functionalities as well as value-added services and features; and

•	a variety of cash-out methods.

PagBank

In May 2019, we officially launched PagBank, our free PagBank digital account, which offers banking services through the PagBank mobile app. PagBank enables us to expand into the banking market which, according to internal research using official data from the Central Bank, Abecs, CNSeg (the National Confederation for General Insurance Companies (Confederação Nacional das Empresas de Seguros Gerais)), IDC (International Data Corporation) dated May 2019 and using data from 2018, is 14 times larger than the payments market. According to our internal estimates, while the payments market represents approximately R$24 billion, the banking market represents approximately R$336 billion, consisting of approximately R$282 billion in credit services, R$45 billion in fees and cards and R$9 billion in software solutions.

Supported by our strong PagSeguro brand, which, according to Google Trends, filtering by the Financials Category, for the twelve months ended December 31, 2019, had an average of almost two times more searches than the second player in our market, Mercado Pago (followed by Rede, Cielo and SumUp), our PagBank business activity has a strong platform to gain new users and promote client loyalty. As evidence of the success of our platform, we saw a 900% year-over-year increase in the average balance kept in digital checking accounts at February 2020. In addition, as of September 2019, PagSeguro was the largest prepaid card issuer in Brazil, according to Abecs, and our PagBank app had 90 million logins in December 2019.

The Free PagBank Digital Account

The free PagBank digital account, which is the core of our client offering for both merchants and consumers, centralizes all cash-in options, functionalities, services and cash-out options in a single ecosystem so that our clients can grow their businesses in a safe, affordable, scalable and simple way, all without needing a bank account.

The free PagBank digital account has a 100% online onboarding process, without paperwork, with a quick turnaround and a high acceptance rate. We offer functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services.

Merchants and consumers can sign up for a free PagBank digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. By signing up with us and requesting one of our devices, merchants can automatically start accepting 37 cash-in methods, all with antifraud protection, and can access our software business management tools. For merchants who require more complex functionalities, we offer value-added services and features such as the early payment of installment receivables, accounting reconciliation and shipping solutions. With our free PagBank digital account, merchants may transfer their revenues to a checking account or directly on our platform by: (i) buying online, (ii) making peer-to-peer or wire transfers, (iii) making QR code purchases, (iv) paying bills, (v) topping up mobile phone, Uber, Spotify and/or Google Play credits, or (vi) transferring their balance to the PagSeguro prepaid card or using the cash card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.

We believe these products and services create a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.

Our main products and services fall into the following categories:

•	Cash-In Solutions

•

Our cash-in methods can be accepted through web checkout, in-app checkout or in-person using our POS devices. They include credit and debit cards, meal vouchers, boletos, peer-to-peer and wire transfers and bank debits.

•	Instant payments.

•	Our payroll portability allows consumers to have their salaries directly deposited to our free PagBank digital account.

•	Instant wire transfers (TEDs) and peer to peer transfers.

•	Issuance of boletos that can be paid electronically or at any bank branch

•	Loans

•	Investments: a new feature for our free PagBank digital account through which we will pay interest on account balances maintained for at least 30 days

•

Certificates of Deposits: Beginning in March 2020, we began offering certificates of deposits, or CDs, to all PagBank users. These CDs are offered in addition to our current PagBank savings account offering

•	Online and In-Person Payment Tools

Our merchants can choose to accept payments from consumers through various online and in-person payment tools. For our merchants conducting business online, we offer web checkout solutions and in-app payment options. For merchants conducting in-person transactions, we offer a range of POS devices.

•	Online Payment Tools

We offer a variety of online payment tools that enable merchants to integrate sophisticated checkout and payment processes into their online business. These include: (i) three web checkout options for merchants conducting business over browsers (whether desktop or mobile); (ii) an in-app payment tool for merchants conducting business using mobile apps; and (iii) P2P and social payment tools.

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

P2P and Social Payment Tools (Pag.ae): Our innovative P2P and “social payment” merchants and consumers to transfer their balances between free PagBank digital accounts free of charge. For P2P, our “social payment” tools also allow our clients to request payments by sending a web link via social media directly to the person paying, creating a fast and easy way for anyone to send and receive money electronically. Users can request payments even if they do not have a website, and the person paying does not need to register with PagSeguro and may pay through a variety of options, including credit card, boleto or bank deposit. With our Pag.ae social payment tool, our customers can request payments using a link and can send this link to one or more payer(s) via e-mail, social network or messaging service such as WhatsApp, using the recipient’s phone number or e-mail address. The payer clicks on the link and can make the payment easily in various ways (credit card, boleto or bank deposit). Pag.ae allows the recipient to pay in up to 12 installments.

We believe these P2P and social payment tools drive organic growth in our customer base, establishing relationships with potential PagSeguro customers and encouraging them to join our platform when they make a payment. Furthermore, recently, we have been actively promoting these payment methods as a way to limit person-to-person contact and help our customers continue to run and grow their businesses while maintaining the social distancing and quarantine practices triggered by the COVID-19 pandemic.

•	In-Person Payment Tools

Our range of affordable POS devices allows merchants to accept credit, debit and meal voucher card payments on an in-person basis. Our POS devices can be set up in less than five minutes. They are designed to be easy to use and have high levels of system availability, efficient back-up solutions, value-added functionalities and a five-year warranty.

With PagSeguro, merchants can purchase their own device with a flexible payment plan and no monthly rental or other recurring fees. For the equivalent of three to six months’ rental payments to an incumbent, merchants can buy a comparable or better device from PagSeguro, freeing them from the incumbents’ continuous monthly rental fees. No credit checks on the merchant are required. All of our POS devices come with a free PagSeguro prepaid card to give the merchant an immediate cash-out option without needing a bank account.We offer a comprehensive suite of POS devices, from our entry-level Minizinha to the Moderninha SMART. These POS devices are offered separately from our transaction services.

•

The Minizinha mPOS device connects via Bluetooth to our free POS app PagVendas installed on the merchant’s smartphone and provides a simple yet secure means to accept payment cards. The Minizinha provides receipts via SMS for the consumer. We offer the Minizinha for a price of 12 monthly installments of only R$4.90 (or US$1.22), appealing to the Micro-Merchants and SMEs who plan their own business expenses on a monthly basis.

•

The Minizinha Chip mPOS device combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket. Supported by our strong PagSeguro brand, this mPOS device comes with its own SIM card and a free data plan, improving the merchant experience by no longer requiring smartphone pairing like traditional mPOS devices. These features make the Minizinha Chip appealing to Micro-Merchants and SMEs seeking mobility and convenience. We offer the Minizinha Chip appealing to Micro-Merchants and SMEs seeking mobility and convenience. We offer the Minizinha Chip for a price of 12 monthly installments of only R$9.90 (or US$2.46).

•

The Minizinha Chip 2 is an additional POS device and an upgraded version of the Minizinha Chip that features a better user experience, NFC communication and a larger screen. We offer the Minizinha Chip 2 for a price of 12 monthly installments of only R$8.90 (or US$2.21).

•

For businesses with greater needs we offer three more sophisticated units, the Moderninha Plus (priced at 12 monthly installments of R$6.90 (or US$1.71)), the Moderninha Pro 2 (priced at 12 monthly installments of R$19.90 (or US$4.94)) and the Moderninha Smart (priced at 12 monthly installments of R$39.90 (or or US$9.90). The Moderninha Plus, which provides consumer receipts via SMS, is aimed at merchants who generate lower transaction volumes; while the Moderninha Pro, which provides consumer receipts via SMS or in paper form, is aimed at merchants who generate higher transaction volumes. The Moderninha Pro is the first single unit to offer GPRS/2G/3G chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. The device switches automatically between the various connection formats. In February 2018, we launched a new functionality for the Moderninha Pro and Moderninha Wi-Fi (substituted for the Moderninha Plus in May 2018), enabling several merchants to share a single POS device (each terminal can serve up to six digital accounts, handling sales transactions for each account separately). The Moderninha Smart has all the features of the Moderninha Pro, plus the integration of a product catalogue and inventory management software, an installment payment calculator, boleto issuance and payment links. The integration of software and hardware helps merchants be more productive and better serve their clients.

•

We also offer a Smart POS device, the Moderninha X, which is an innovative and advanced POS device. The Moderninha X was built for simplicity and ease of use, offers a full integration of hardware, our apps and a fast and secure payments network. By combining high-end functionalities such as Wi-Fi, Bluetooth and 4G connections, as well NFC and QR Code acceptance, the Moderninha X, offers a robust managed payment experience. The integration of software and hardware helps merchants be more productive and better serve clients. We offer the Moderninha X for 12 monthly installments of R$19.90 (or US$4.94). With no additional cost and new technologies in one single POS device, the Moderninha X is our most attractive product for micro-merchants and small businesses. Additionally, the Moderninha X integrates our free PagBank digital account and international cash card, free of charge.

We also offer a virtual POS terminal via our free Android and iOS app that enables the merchant’s smartphone to be used as a POS device for credit card payments with no external hardware. The merchant types the consumer’s card number into the app, with security provided via network encryption.

We generate revenues from our provision of POS devices to merchants, in addition to the commissions generated on the credit, debit and meal voucher card transactions processed through the device. All POS devices are set up to offer up to 12 monthly installments on credit card payments at the point of purchase if the consumer chooses.

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

The free PagBank digital account provides 37 cash-in methods, including the items listed below. Our cash-in methods can be accepted through web checkout, in-app checkout, or in-person using our POS devices. For debit card transactions, card issuers in Brazil pay us as acquirer on the first business day following the consumer transaction; and for credit card transactions, card issuers in Brazil pay us as acquirer on the 30th business day following the consumer transaction. We believe our pricing model is simple, transparent and easy to understand, when compared with that of incumbent payment processing providers, which is typically determined based on a mix of volume, card scheme and payment method. We believe that these incumbent providers have little incentive to make aggressive price changes as they may run the risk of cannibalizing their own merchant base as a result.

•	Credit cards

We accept card payments, through our online and in-person POS payment tools, from all the major credit card schemes active in Brazil, including Visa, MasterCard, Elo, American Express, Hiper and regional schemes. The credit card schemes accepted on our platform together represent 99% of the total payment volume carried out using credit cards in Brazil in 2018, according to the Central Bank. We generate revenue from credit card transactions by charging a merchant discount rate, or MDR, a commission withheld by us from the transaction value paid to the merchant. The transaction amount, less the MDR, is credited to the merchant’s free PagBank digital account. Our MDR pricing model is standardized, easy to understand and transparent. We also offer customized MDR pricing for certain merchants who process large payment volumes. We recognize the MDR fees in our financial statements as revenue.

In addition, Brazilian consumers expect merchants to allow them to choose at the point of purchase to have the purchase price either (i) charged to their credit card accounts in a single payment, as in other markets, or (ii) split into several payments and only charged to their credit card accounts in monthly installments. In this case, the merchant only receives the revenues after the respective monthly installment has been charged, rather than 30 business days after the original transaction. Together, the 30-day payment cycle and the installment option create working capital difficulties for merchants. We offer two services to help merchants improve their cash flow. To shorten the payment cycle, our “payment date election” service (regime de recebimento) allows our merchants to receive their credit card sales from us either (i) in the regular 30-day payment cycle, or (ii) if the merchant so elects, on the 14th business day, the 1st business day or immediately after the transaction. To help our merchants offer the installment payment option to consumers, we offer to pay the monthly installment receivables to our merchants either (i) when each installment is charged to the consumer’s card, or (ii) if the merchant elects our early payment feature, on an up-front basis. Micro-Merchants and SMEs have historically faced difficulties obtaining this service from the incumbent payment processing providers, and they often require merchants to request early payment on a transaction-by-transaction basis. We offer a solution to these bottlenecks through simpler onboarding and preapproval of a merchant’s early payments. The underlying receivables relating to these payments are owed to us by the credit card issuers, which are owned primarily by Brazil’s large retail banks. This early payment of receivables feature creates an important working capital alternative for our merchants while also generating income for us.

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

•	Instant payments

Through our instant payments feature, merchants can receive payments immediately following debit and credit card transactions (both with and without installments) at the same cost as our one day payment election service.

•	Payroll portability

Through our payroll portability feature, anyone working in Brazil has the ability to have their salary deposited directly into their free PagBank digital account at no cost.

•	Boletos

Boletos are payment slip documents issued by Brazilian businesses and utilities through banks to enable consumers to pay their bills. Boletos can be used for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so that the entire document can be read and processed. The consumer can pay the boleto through his or her bank either online, over the phone, at a branch or at an ATM. Merchants can receive credits from boletos directly into their free PagBank digital account. We generate MDR commissions on cash-in payments made via boletos to a merchant’s free PagBank digital account.

•	Bank transfers and bank debits

Consumers can make transfers from bank accounts, either to their own free PagBank digital account in order to add funds to their account balance that can then be used anywhere on our ecosystem, or to a merchant’s digital account to pay for a product or service. These payments can be made via any bank transfer or, in the case of payments to merchants, via an online bank debit tool. We generate MDR commissions on payments made via bank transfer or bank debit to a merchant’s free PagBank digital account. There is no MDR or any other commission charged by us when consumers add funds to their own free PagBank digital account.

•	Cash deposits

Similar to bank transfers, consumers can make cash deposits at a bank branch or ATM directly to their free PagBank digital accounts – either to a merchant’s digital account to pay for a product or service, or to the consumer’s own digital account. We generate MDR commissions on payments made via cash deposit to a merchant’s free PagBank digital account. There is no MDR or any other commission charged by us when consumers add funds to their own free PagBank digital account.

•	PagBank CD (Certificates of deposit)

Beginning in March 2020, we began offering CDs to all PagBank users. These CDs are offered in addition to our current PagBank savings account offering. PagBank users may choose among three different grace periods for their CDs: (i) 60 days, (ii) 90 days, or (iii) one year. We believe that is CD offering allows us to provide PagBank users with better investment offerings, while improving engagement with our ecosystem.

•	Early payment of installment receivables

As described under “—Cash-in Solutions—Credit Cards” above, our early payment of installment receivables feature helps our merchants offer the installment payment option to their clients paying by credit card, without sacrificing their own cash flow. In addition to generating financial income for us, this early payment feature is an important source of working capital for merchants, in particular for our Micro-Merchants and SMEs, who may not otherwise have efficient access to capital from banks or traditional financial institutions. We believe that by offering this feature, we can strengthen our business partnerships with our merchants by providing this capital to help them grow their businesses.

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

Prior to our IPO, we funded the working capital for this early payment service using debt incurred by us. In addition, in November 2017 we set up a Brazilian investment fund to purchase and hold receivables known as a FIDC through which we may raise debt to finance the early payment of receivables feature. The FIDC is controlled by our Brazilian operating company (by virtue of subscribing for its subordinated quotas) but raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. The FIDC uses the capital it raises to finance the growth of this early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection to the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. For further information regarding the FIDC, see “ —Organizational Structure.”

•	Advanced Built-In Functionalities and Value-Added Services and Features

Our free PagBank digital account comes with a number of advanced built-in functionalities, provided free of charge, as well as value-added services and features that are designed to help both consumers and merchants. These functionalities and value-added services and features include:

•	PagSeguro credit cards for merchants;

•	card reconciliation services through R2Tech Informática Ltda., or R2Tech,;

•	enterprise resource planning, or ERP, services through NetPOS

•	bill payments;

•	e-commerce support through Yamí;

•	purchase protection mechanisms;

•	antifraud platform;

•	account and business management tools and;

•	our POS App (PagVendas);

•	PagBank – PagSeguro (i-Banking App) and Super App service; and

•	order management and food delivery through our proprietary delivery app, PedeFácil.

Our platform also provides solutions such as PlugPag, a free tool compatible with iOS, Android and Windows, aimed at our medium-sized and larger merchants, enabling them to connect their POS device directly to their ERP software or sales automation system via Bluetooth; cart recovery solutions to improve sales conversion rates on e-commerce websites; and developer platforms allowing merchants to give third-party developers access to their free PagBank digital accounts on a secure basis using application programming interfaces, or APIs; among other functionalities.

✓	Purchase Protection

Our Purchase Protection solution adds multiple layers of security for online purchases made on our platform. As a payment card industry, or PCI, compliant company, we do not share consumer credit card data or sensitive information with merchants, helping to prevent fraud and data misuse. For added protection to online consumers, our ecosystem holds consumer payments in escrow for a set period after purchase. If there is no consumer complaint, the funds are typically released to the merchant in two weeks from the purchase date. If a problem occurs with the purchase and the transaction is eligible for Purchase Protection, the consumer can file a claim and, if requested, we will act as mediator to help resolve the issue with the merchant. If the issue is not resolved, we reimburse the consumer for the full purchase price plus shipping costs. In the year ended December 31, 2019, only 0.3% of our online transactions required claim mediation and for those that did, the average time for claim mediation settlement was 27 days. 83% of the disagreements related to non-receipt of a purchase, and 43% were resolved in favor of the merchant.

✓	Antifraud platform

In addition, our IT background combined with the 13 years of historical transaction data we have amassed since our launch allow us to develop proprietary technology and gain expertise against online fraud and chargebacks related to fraudulent transactions in Brazil. Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrix. The antifraud platform is fully integrated into our ecosystem, and features processes designed to monitor potential fraud in real time, tracking transaction approvals and denials, enabling us to maintain high transaction approval rates and low incidences of fraud.

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

We aim to help our merchants expand their businesses by offering free tools such as account statements for their free PagBank digital account, customized digital invoicing, sales data reports, simulations of early payment of merchants’ receivables, and revenue management.

✓	Business management tools

For merchants who generate larger transaction volumes and require more complex controls, we offer value-added services and features such as: (i) flexible crediting dates; (ii) payment into separate bank accounts for each card scheme; (iii) a split payment solution, which automatically segregates credits between two different companies; (iv) a seamless single-click checkout option, allowing customers to make purchases with a single click; and (v) our EFTPOS integration solution. Our innovative approach also brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period after the purchase, as a precaution in case of any commercial claims. Our split payment solution allows merchants to generate payments, integrate employees, manage receivables and receive commissions in real time. We offer these services by providing our merchants with the code and documentation to implement these tools.

✓	POS App (Pag Vendas)

Our free sales app PagVendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. PagVendas allows our merchants to add products and manage POS software. By using this app, merchants are able to increase productivity and manage their sales and inventory, among other items. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout. Items can be grouped, categorized, sorted, and linked to inventory management. PagVendas is user-friendly and secure, and fully integrated with our merchants’ free PagBank digital accounts and the Moderninha Wi-Fi, Moderninha Pro, Moderninha Smart and Minizinha POS devices. As of December 31, 2019, PagVendas was rated an average of 4.8 stars by 133 thousand reviewers in Apple’s Brazilian app store and 4,7 stars by 114 thousand reviewers in Google Play.

✓	PagBank – PagSeguro (i-Banking App) and Super App service

Our free digital account app, PagBank – PagSeguro (previously called PagSeguro Minha Conta), is a transaction and digital account management app available for smartphones and tablets running iOS or Android which provides our clients with an easy and practical way to manage their transactions and account balances. Through PagBank – PagSeguro, our clients can pay their bills and transfer their account balances directly to their PagSeguro prepaid cards or third-party financial institutions. Our bill payment solution is offered to our clients free of charge through their free PagBank digital accounts and eliminates the need to cash out in order to pay bills. This solution supports utilities, consumer and tax bill payments. PagBank – PagSeguro also features an inApp boleto billing feature which enables merchants and individuals to issue unlimited boletos through the app as a payment method. PagBank – PagSeguro also provides real-time statements of a user’s historical account and PagSeguro prepaid card activity, as well as a new merchant sales panel through which merchants can generate reports and statements as well as manage their sales. As of February 11, 2020, PagBank – PagSeguro was rated an average of 4.8 stars by 349 thousand reviewers in Apple’s Brazilian app store and an average of 4.6 stars by 522 thousand reviewers in Google Play.

In addition, through our Super App services, users of our i-Banking app PagBank – PagSeguro have the option to top up prepaid mobile phone, Uber, Spotify and/or Google Play credits. Through our Super App services, we also pay interest (totaling 110% over that generated by Poupança – a traditional Brazilian savings account) on account balances maintained for at least 30 days. In January 2020, this savings account feature had a total of over R$800 billion under management and 157 million account holders throughout Brazil). We believe this feature will not only increase loyalty and engagement to our digital banking ecosystem but also help us acquire new PagBank users.

Through our Super App services, we also offer our clients health and transportation benefits. Through our partnership with a third party healthcare assistance company, we developed PagBank Health, which we launched in April 2020. Clients that sign up for this service will receive discounts on medical exams, doctor’s appointments and pharmacy purchases, all through our Super App. We receive a rebate from the monthly subscription fee charged to clients that sign up for PagBank Health. Through our partnership with the Shell brand, beginning in March 2020, PagBank users are able to pay gas stations directly through our Super App through a P2P transaction, thus eliminating their need to use a plastic card for these purchases. In addition, when our clients pay at Shell gas stations using our Super App, they’ll also receive up to R$50 cash back. Through our partnership with Cabify, our clients will be able to request a Cabify driver directly through our Super App. In addition, beginning in February 2020, we offer Cabify drivers incentives to adopt PagBank as their primary digital bank. For instance, currently, Cabify drivers typically receive their cash once a week. However, if they choose PagBank, they will receive their cash three times a week.

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

We offer merchants a platform for reconciling their digital transaction revenues and the related fees with their bank account balance and accounting records. This service offering ramped up significantly with our acquisition of R2Tech, a company specialized in reconciliation, and is backed by our expertise in middleware and back-office solutions processing. We generate revenues from this service in the form of a flat commission per transaction reconciled for the client.

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

Our merchants can provide subscription services and automatic billing for their consumers. This tool enables the merchant to manage, cancel or renew subscriptions and manage and cancel automatic billings, all through the free PagBank digital account.

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

All of our POS devices have a five-year warranty. In order to reduce the inconvenience of waiting for repair to or replacement of a POS device, we offer eligible merchants three levels of assistance: (i) standard service, where the replacement device is delivered via mail; (ii) express service, where the replacement device is delivered via courier service; and (iii) quarterly preventive assistance for larger clients, where our field technicians visit the merchant periodically to carry out maintenance on a preventive basis.

✓	Developer platform

We enable merchants to give third-party developers access to their free PagBank digital accounts on a secure basis using application programming interfaces, or APIs. Our APIs are designed to allow developers a plug-and-play service to create integrated websites and software applications that connect to the PagSeguro platform, allowing merchants to benefit fully from the features and value-added services and features available on our ecosystem, while keeping our customers’ financial information confidential. Our developer platform offers integration tests and guides (including modules and a virtual library) and community and GitHub forums.

✓	Shipping solutions

Through a partnership with the Brazilian Post Office, we offer integrated shipping solutions enabling online merchants to send, insure and track their packages at lower overall shipping rates than the Brazilian Post Office’s standard prices. Delivery fees can be included in the online sales transaction or paid separately by the purchaser. Using our shipping cost calculator, merchants can choose to offer (i) a fixed freight rate based on the number of items shipped, (ii) a weight-based rate, or (iii) a customized rate based on a fixed amount plus an incremental rate for each additional item. Merchants can also track all shipments and insure their products against loss. We monitor and review the Brazilian Post Office’s performance and compliance with our contractual terms.

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

In February 2018, we launched an innovative functionality for both our Moderninha Wi-Fi and Moderninha Pro which enables multiple merchants to share a single POS device. Our Moderninha Plus (which we launched in May 2018) and our Moderninha Pro 2 (which we launched in December 2019) also have this functionality. With this new functionality, each of these POS devices can serve up to six digital accounts, handling sales transactions for each account separately and allowing entrepreneurs and merchants to manage multiple businesses using a single POS device. The launch of this new functionality, innovative in the Brazilian market, furthers our continuous process of democratization and greater penetration of our payment terminals for entrepreneurs and merchants across all types of businesses.

✓	Software solutions

We offer software solutions through our subsidiaries R2Tech, Tilix and Yamí as well as through our PagVendas app and our proprietary food delivery app PedeFácil. Through these software solutions, our merchants are able to increase sales and manage their business.

Through R2Tech, merchants can reconcile payment transactions. Through Tilix, PagSeguro clients can improve their bill payment experience with facilitated management and payment of bills through a simple and user-friendly interface. Through PagVendas, merchants can combine payments and software integration into our smart POS. Through Yamí, PagBank clients have access to a back-office platform for e-commerce and marketplaces.

Though our PedeFácil offering, restaurant segment customers can manage orders in real time. Our PedeFácil offering is currently in a pilot testing phase which includes a small number of our merchants that operate bars and restaurant. We expect to roll out PedeFácil on a larger scale during 2020. Our revenues from PedeFácil will be a monthly subscription fee plus a take rate over the value of each order. We believe that the launch of PedeFácil is well positioned to help merchants in the bar and restaurant industry as they face unprecedented shifts in their businesses due to social distancing and quarantine practices triggered by the COVID-19 pandemic, resulting in an increased demand for electronic ordering and delivery services.

According to IDC (International Data Corporation), the total addressable market in Brazil for retail management software in 2018 was R$9.5 billion. This represents a large potential revenue addressable market for us, especially since as of December 2019, we had 186,000 active users subscribed to our software.

•	Cash-Out Solutions

Our cash-out solutions enable our clients to transfer or spend the balance on their free PagBank digital account securely by a variety of means including in-person and online purchases or cash withdrawals using our PagSeguro prepaid cards or cash cards, on-platform peer-to-peer transfers, instant Central Bank wire transfers, cross-broder remittances, bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits and QR code transactions with PagSeguro terminals.

✓	PagSeguro credit, cash and prepaid cards

We offer PagSeguro Visa credit cards, PagSeguro Visa NFC enabled cash cards and PagSeguro MasterCard prepaid cards.

Our PagSeguro Visa credit cards have no annual or membership fees and are offered to our best merchants. The credit card is accepted in Brazil and abroad and the credit card’s information can be stored in the free PagBank digital account to permit NFC or QR Code transactions. As NFC and QR Codes do not require contact between the buyer and the seller’s POS device, the transactions are contactless.

Our PagSeguro Visa NFC enabled cash card is linked directly with the balance of the free PagBank digital account without the need to reload the card, unlike our PagSeguro prepaid cards.

Our PagSeguro MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagBank digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can therefore receive payments from sales transactions into their free PagBank digital account and spend that money directly using the PagSeguro prepaid card, without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagSeguro POS or mPOS device. The PagSeguro prepaid card does not require credit checks on the merchant or preapproval for issuance. In 2019, we issued more than three million cards, including PagSeguro prepaid, cash and credit cards.

We generate revenues from: (i) the issuance fees for PagSeguro prepaid cards; (ii) interchange fees we receive, as a card issuer, from each transaction made through PagSeguro prepaid cards; and (iii) a flat fee for cash withdrawals at ATMs using PagSeguro prepaid cards. After the initial issuance fee, the cardholder does not pay an annual fee or other fees for using the card.

✓	On-platform peer-to-peer transfers

Our clients can use the balance on their free PagBank digital account to transfer funds to other free PagBank digital accounts on our platform. We charge a commission paid by the recipient of the payment.

✓	Bank transfers

Clients can make transfers from their free PagBank digital account directly to a bank account. We believe, however, that our numerous direct cash-out options are increasingly reducing the need for our merchants to transfer balances out of our digital platform. We do not receive revenues from cash-out bank transfers.

✓	Bill payment

Clients can pay a wide variety of bills, such as utilities, consumer, tax and other boletos, through our i-banking app PagBank – PagSeguro using the cash balance in their free PagBank digital account. There is no cost to our clients for using this feature. We receive revenues in the form of a flat fee from the issuer of the bill for each bill payment processed.

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

✓	PAGS capital

Our PAGS Capital offering is a lending product with a small number of clients selected according to characteristics such as registered account date, TPV and frequency. PAGS Capital charges lending fees that are almost three times lower than those of incumbent banks. We expect this product to increase client loyalty and to help our clients gain access to working capital in order to grow their businesses. As of December 31, 2019, our lending product PAGS Capital had 116 thousand active contracts.

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

We offer the following major benefits for both merchants and consumers:

•

PagBank offers to our customers a free PagBank digital account. Customers do not need a bank account to join our ecosystem because our free PagBank digital account is similar to a regular checking account linked to the Central Bank’s platform. With a 100% online onboarding process, without paperwork, quick turnaround and a high acceptance rate, we offer to our consumers and merchants access to our advanced digital banking ecosystem, with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services.

•	Consumers and merchants can sign up for PagBank through an inApp registration process that takes less than three minutes.

•	For merchants, we provide access to our advanced digital payment processing and early payment of merchants’ installment receivables. We accept merchants who are either individuals or companies.

•

We offer a full suite of 37 cash-in options under a single contract, with security and reliability, plus eight cash-out options including wire and peer to peer transfers, QR code payments, bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits and in-person and online purchases or cash withdrawals using our PagSeguro prepaid and cash cards.

•

Our pricing model for all of our services– whether transaction fees, early payment of installment receivables or POS devices – is simple, transparent and easy to understand. We also offer promotions on our MDR pricing, such as zero MDR for new merchants using our Minizinha for the earlier of the first R$1,500 or three months. For new merchants using our other POS devices, we offer zero MDR for the earlier of the first R$10,000 or 30 days. These promotions are applicable to debit and credit card transactions without installments and purchases made through all of our POS devices.

•

Our social payment solutions, such as Pag.ae, allow both consumers and merchants to use their PagSeguro account to request payments via web links sent through e-mail, social networks or messaging services such as WhatsApp.

•

We offer a comprehensive suite of affordable POS devices, with user-friendly features and functionalities, reliable connectivity and a five-year warranty. Our devices range from the entry-level Minizinha to the Moderninha Smart, which is an innovative and advanced POS device, built for simplicity and ease of use that we launched in October 2019 and which offers a full integration of hardware, our apps and a fast and secure payments network. For the equivalent of three to six months’ rental payments with incumbents, merchants can have a comparable device from PagSeguro and avoid continuous monthly rental fees.

•	Data protection and confidentiality for consumers, with merchant verification and transaction protection mechanisms, including escrow periods and claim mediation services.

•	Our payment solutions reduce the need for consumers to carry cash since more individual entrepreneurs, Micro-Merchants and SMEs are able to accept digital payments in-person.

•

We may offer additional credit lines to eligible merchants, such as lending and credit cards. At December 31, 2019, we had 116 thousand loan and credit card originations with a total portfolio of R$286 million.

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

Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2019, restaurants/food and beverage merchants, our largest volume sector, and department/general retail stores, our second largest volume sector, accounted for 16% and 11%, respectively, of our overall transaction business. No other major business sector (clothing stores (5%), beauty parlors (5%), auto spares and repair shops (2%) or supermarkets/grocery stores (2%)) accounted for more than 14% of our overall TPV. We are not dependent on any individual merchants. In 2019, our top 10 clients represented less than 3.5% of our TPV and our top 100 clients represented less than 6.6% of our TPV.

We have taken a new approach to offering digital financial services to Brazilian clients, both consumers and merchants, focused on individual entrepreneurs, Micro-Merchants and SMEs. Instead of simply processing transactions, our end-to-end digital platform creates an ecosystem where our clients can transact and manage their cash by providing a free PagBank digital account. We are focused on providing disruptive products and solutions that are secure, affordable, scalable and easy to use, with simple and transparent pricing.

We principally target Micro-Merchants and SMEs, many of whom were ignored or underserved by the incumbent payment providers and financial institutions in Brazil before PagSeguro was launched. These incumbents generally charge Micro-Merchants and SMEs higher overall fees and commissions because they generate lower transaction volumes. Our platform enables us to keep overall per-transaction fees lower for merchants who generate lower transaction volumes. We believe our client data supports this model: According to a survey conducted by us in October 2016, 81% of our merchants used PagSeguro as their sole electronic payments service and according to a survey conducted by us in March 2020, 83% of Minizinha owners did not accept card payments prior to signing up with us.

We strive to provide relevant products, efficient customer service, account support and protection from fraud and loss. We have developed a number of security procedures to provide protection to consumers by offering escrow periods and claim mediation, covering issues such as non-delivery or failure to match the merchant’s description of the product sold. See, “—Protecting Our Clients” and “—Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services and Features—Purchase Protection.”

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

We manage large volumes of system access data and transactions, with more than 99.7% availability in 2019, using Internet data centers provided by UD Tecnologia S.A., or UD Tecnologia, and outsourcing, cloud computing and other managed IT services provided by UOL Diveo, both UOL group companies. UD Tecnologia and UOL Diveo provide these services to UOL, PagSeguro and several other large clients. Our transactions per second monthly peak increased by a multiple of 14 between June 2016 and December 2019, using the 99 percentile, and our average monthly deployments increased by a multiple of 3.3 from 597 average monthly deployments in 2017 to 1,947 average monthly deployments in 2019. Backed by UOL Diveo, we are able to scale up our services while retaining high availability for peak – volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without needing to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers.

Technology and innovation are in the DNA of the UOL group and are at the core of our business success, with products and engineering personnel representing 56% of the total headcount of PagSeguro as at December 31, 2019. With our specialized team of 1.891 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$326.8 million in the year ended December 31, 2019, R$218.9 million in 2018 and R$95.0 million in 2017.

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

PagSeguro’s research and development activities are based on years of experience in solid agile practices. These activities are distributed among small teams, which we call squads, that work in parallel on complex projects. In addition to our information technology professionals, the squads consist of people from different disciplines, including our products department, domain-specific business areas, information security department and customer relationship management team, among others. The exact composition of each squad is different and appropriate for each context. People on the squads apply methods like Scrum and Kanban to manage their daily activities. In order to have a global view of our projects, we use a portfolio management system which utilizes dashboards containing the scope of each development cycle, the backlog and what has been deployed thus far. Our experimentation and decisions are guided by lean practices that are heavily based on factual, data-driven information and hypothesis validation, helping us optimize our prioritization. For hypothesis tests, we heavily use practices like AB tests, data analysis and inferences. Our squads are encouraged to have an open mind and engage in frank communications, while maintaining responsibility and an appropriate level of autonomy.

Our efficiencies of scale, relentless cost discipline, and ongoing improvements to systems and processes allow us to continue lowering our costs. As our scale has expanded, our expenses have declined when compared to our Total revenue and income: for example, in the year ended December 31, 2019, our Total expenses decreased to 66.5% of our Total revenue and income from 71.9% in the year ended December 31, 2018, while Revenue from transaction activities and other services and Financial income, taken together, increased to 94.7% of our Total revenue and income from 84.9% in the year ended December 31, 2018. In both the year ended December 31, 2019 and the year ended December 31, 2018, our non-GAAP Total expenses totaled 63.8% of our non-GAAP Total revenue and income. For a reconciliation of our non-GAAP financial measures to the most closely related GAAP financial measures, see “Item 3. Key Information—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.” By maintaining our spirit of innovation combined with our focus on reducing costs, we intend to continue to drive costs down to achieve further profitable growth. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services to strengthen and extend our digital banking solutions. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Increasingly intense competition may harm our business.”

Protecting Our Clients

Trust and security are essential to success in the digital payments market. Fraud is a constant threat, involving items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our competing successfully and growing our business sustainably, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas: transaction security; platform security; and customer service. Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as the “Best Company for Consumers” for electronic payments in 2018, 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service and were recognized for client service excellence in the financial services category in 2015 and 2017 by Consumidor Moderno and in 2019 by Exame IBRC.

Transaction Security

We have focused since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, backed by the reputation of the PagSeguro and UOL brands. Our transaction approval rate remains at the same level as 2018, with rates for the year ended December 31, 2019 being stable with those achieved in 2018. In 2016, we were named the Brazilian acquirer with the lowest chargeback-to-sales ratio by Visa. Our net chargeback rates for transactions of six months old averaged 0.23% in 2019, an increase of 55% from 0.15% in 2018. These net chargeback rates compare highly favorably with the 1.0% limit established by the card schemes. We achieve transaction security through a combination of antifraud technology, the design of our platform, and protection programs for our clients.

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

Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrics. For more information, see “—Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services and Features—Antifraud Platform.”

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

Customer Service

We believe in excellence in customer service and we continually invest in our merchant and consumer relationships by providing continuous customer service, account support and innovative solutions. By helping our clients navigate our applications and answering their questions quickly, we have been able to grow rapidly and to build trust with our clients, which has increased their loyalty and enhanced our reputation.

We provide our customers with an array of digital self-service features including real-time online chat, chatbots, customer service e-mail and a customer service hotline. Our customer service operations are provided by a combination of PagSeguro employees and outsourced providers, which together make up approximately 2,646 full-time equivalent, or FTE, positions.

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

Our existing clients, many of whom use PagSeguro as an exclusive payment method, enable us to grow our merchant base rapidly and organically. Each time a consumer who has not yet registered with PagSeguro visits our website or pays a merchant using one of our online or in-app checkout solutions, the consumer is invited to open a free PagBank digital account to make his or her next purchase with PagSeguro easy and seamless.

We strive to position PagSeguro products and services in top of mind and present them as a desirable, easy and secure means to accept and make payments in Brazil, while accompanying the consumer throughout the purchasing process, from general brand awareness through to actual purchase or account registration. As a digital company, and with the support of UOL’s audience, we continue to build and maintain brand recognition and trust through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, and online advertising such as display media, videos, search results and social media, including:

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

The strength of our brand, products and services has been recognized in a number of awards, including:

•	Recognized as the 8th Most Innovative Company in Latin America by Fast Company in 2019 for helping Brazilian businesses manage their finances;

•	Recognized for conducting the Initial Public Offering of the Year by LatinFinance and Deal of the Year in Latin America by IFR in 2018;

•	Recognized for conducting the equity deal of the year by the Prêmio Golden Tombstone of the Instituto Brasileiro de Executivos de Finanças São Paulo in 2019;

•	Recognized as Best Fintech in Capital Markets by LatinFinance in 2018;

•	Recognized as having the most easily memorizable commercial in April 2017 and the commercial that attracted the most attention in 2018 by Forebrain, a consumer opinions research company;

•	Named as the “Best Company for Consumers” for electronic payments in 2018, 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service;

•	Recognized for “Best Payment Processing” in 2015 by Afiliados Brasil, a marketing company;

•	Recognized as the best company in its industry in terms of client service excellence by Consumidor Moderno Award in 2015 and 2017;

•	Recognized for leading performance in Brazilian retail by Prêmio BR Week in 2016.

•	Recognized for innovation in the payments industry by Prêmio Wow de Inovação in 2018;

•	Recognized as the most promising fintech by Best Corporates in the Capital Markets Awards in 2018;

•	Recognized as the best electronic payment methods company by Prêmio Época Reclame Aqui in 2018;

•	Recognized for its fair stand in the APAS Show (biggest fair directed to supermarket and grocery stores industry in Latin America) by Prêmio Caio; and

•	Recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on its Board of Directors in 2020.

As further support of the increasing strength of our brand, according to Google Trends, and as illustrated by the below chart, as of December 2019, “PagSeguro” and “Moderninha” maintained a relatively stable search history over the past several years, after experiencing rapid growth in search volume when compared to the other digital payment solutions in Brazil (the vertical axis in the below chart represents the relative number of Google searches for each name). According to Google Trends, in December 2019, for every 81 Google searches for the terms “Pagseguro,” there were 52 for the term “Mercado Pago” and 20 for the term “PayPal.”

Further supporting the strength of our brand, PagBank has already shown strong results in brand recognition. Since launch, according to the December 2019 Google Industry Report – Financial Services, the number of internet searches for “PagBank” has grown exponentially when compared to the number of internet searches for “PagSeguro account.” In addition, our PagBank – PagSeguro app had 3.1 million downloads in the fourth quarter of 2019. Further evidencing the strength of our brand, according to an internal survey conducted by us, 94% of our users would hire products and services offered by PagBank. In addition, as of February 11, 2020, our PagBank – PagSeguro app was rated an average of 4.8 stars by 349 thousand reviewers in Apple’s Brazilian app store and 4.6 stars by 522 thousand reviewers in Google Play. These rankings compare favorably to those of our main competitors’ apps, which as of the same date were rated between 2.8 to 4.7 stars in Apple’s Brazilian app store and 2.9 and 4.4 stars in Google Play. In addition, from February 2019 to December 2019, according to the December 2019 Google Industry Report –Financial Services, the number of searches for “PagBank checking accounts,” increased from 3.89% to 21.24% of all checking account searches, whereas the number of searches among other banks remained relatively stagnant and in some cases decreased: Nubank (11.73% to 9.17%), Banco Inter (2.98% to 3.08%), Banco Original (0.79% to 1.11%), Banco Agibank (0.42% to 0.23%), Banco Neon (0.58% to 1.6%) and Next (0.31% (February 2019) to 0.30%). The below table provides a breakdown of these results, where “PagBank” has been assigned an indexed volume (i.e., the volume of internet searches containing each brand or term) of 1.0 for comparison purposes:

	Term / Topic	Brand	Indexed Volume	Month to Month Growth	Prior Month Ranking
1	Pagbank	PagBank	1.00	-12%	1
2	Itau Checking Account	Itau	0.24	3%	2
3	Nuconta	Nubank	0.19	-11%	3
4	Bradesco Checking Account	Bradesco	0.15	21%	6
5	Open an Account at Caixa	Caixa	0.13	-25%	4
6	PagSeguro Account	PagBank	0.13	-15%	5
7	Caixa Account	Caixa	0.12	1%	7
8	Digital Account	Generic	0.10	-15%	8
9	Open Caixa Account	Caixa	0.10	-7%	10
10	Open Santander Account	Santander	0.09	-17%	9

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

Organizational Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name PagSeguro Digital Ltd. and are a subsidiary of Universo Online S.A., or UOL, is a Brazilian sociedade por ações that was founded in 1996 and Brazil’s largest Internet content, digital products and services company. Our principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo – SP, Brazil and our telephone number is +55 (11) 3038-8127. Our investor relations office can also be reached at +55 (11) 3038-8127 and our website address is www.pagseguro.uol.com.br. Information provided on our website is not part of this annual report and is not incorporated by reference herein.

We carry out our operations principally through our Brazilian operating company, PagSeguro Internet S.A., a Brazilian sociedade por ações.

PagSeguro Internet S.A. carries out most operations directly, and also has eight wholly-owned or substantially wholly-owned subsidiaries: (i) R2Tech, organized in Brazil, which manages our reconciliation product; (ii) Yamí, organized in Brazil, which is a gateway specialized in split payments and provides a back-office platform for e-commerce and marketplace, assisting merchants, particularly with exchanges and returns, and is compatible with major e-commerce platforms in Brazil such as VTEX and Oracle; (iii) Boa Compra Tecnologia Ltda., organized in Brazil, which operates our online gaming and cross-border digital services in Latin America, Portugal, Spain and Turkey; (iv) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles purchases and sales of our POS devices; (v) BCPS Online Services, Lda, or BCPS, organized in Portugal, which serves as Boa Compra’s hub in Portugal and handles part of its account management; (vi) RegistraSeguro S.A., or RegistraSeguro, organized in Brazil, is expected to administrate payment method operations once it begins operating; (vii) BIVA, organized in Brazil, which is an online platform that facilitates online lending; and (viii) Tilix, organized in Brazil, which provides software development for payment solutions. We acquired 51% of R2Tech in 2017 and the remaining 49% in February 2019. We acquired BCPS in 2017. We formed RegistraSeguro in October 2019. BIVA has three substantially wholly-owned subsidiaries: (a) Biva Serviços Financeiros Ltda., organized in Brazil, which is a payment scheme owner which provides consulting and financial services; (b) Biva Securitizadora de Créditos Financeiros S.A., organized in Brazil, which provides services related to the acquisition and securitization of financial credit operations and the issuance of securities guaranteed by such credit; and (c) Biva Correspondente Bancário Ltda., organized in Brazil, which provides banking correspondent services. PagSeguro Internet S.A. also holds a non-controlling interest in NetPOS, an information technology company, which specializes in the development and licensing of software related to store front commercial automation and provides us with a set of solutions for our merchants to perform sales management, inventory control, financial reporting and tax issuing.

In addition to our operations carried out by PagSeguro Internet S.A., on January 4, 2019, we acquired 100% of BancoSeguro, organized in Brazil, through our wholly-owned direct subsidiary BS Holding, a holding company organized in Brazil, whose sole purpose is to hold interest in financial institutions, as required by current banking regulations and through which we hold BancoSeguro. BancoSeguro holds a license to provide financial services. We expect that this acquisition will allow us to expand our product and services offering.

In November 2017 we set up a FIDC through which we may raise debt to finance the growth of our business. The FIDC is controlled by PagSeguro Brazil and raises capital by issuing senior quotas in the fund to outside investors, who receive interest on these investments from the FIDC. As of the date of this annual report, the FIDC is rated AA+ by Fitch Ratings. In accordance with Brazilian law, the FIDC may use between 50% and 100% of its capital to purchase merchant receivables. The FIDC uses the capital it raises to finance the early payment of receivables feature. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of note receivables from card issuers and acquirers. The FIDC is a common structure for Brazilian payment providers who offer early payment of merchants’ receivables. In addition to broadening our financing options for this feature generally, it reduces certain regulatory constraints since the FIDC structure is specifically designed for this financing activity under Brazilian law, and we also expect it will allow us to defer certain tax obligations. For further information regarding our early payment of receivables feature, see “—Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Early payment of installment receivables.”

The chart below shows our corporate structure, including our wholly-owned and majority owned subsidiaries, as of the date of this annual report:

(*)	Including 0.32% consisting of treasury shares and shares issued under the LTIP and LTIP-Goals, representing 1.29% of the outstanding shares.

Competition

The Brazilian payments industry is highly competitive and fast-changing. We compete in the online digital payments and financial services market and in the POS payments market.

In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre and MoIP/Wirecard. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. In the digital banking market, we compete primarily with regional player Nubank. Our business model differs from the model used by the incumbent Brazilian providers, such as Cielo, Rede, GetNet and Stone, who generally offer their POS devices under long-term monthly rental contracts with pricing that works out to be more expensive than the monthly installments for the lending of our POS devices. These incumbent providers also target larger clients, since their business model results in more expensive products and services, while our primary target customers are currently Micro-Merchants and SMEs, who are underserved by incumbent payment providers and large financial institutions in Brazil.

Like the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits.

Among our peers, we are the only financial technology provider in Brazil, however, whose business model covers all of the following five pillars:

•	multiple digital banking solutions;

•	in-person payments via POS devices that we provide to clients;

•

free digital accounts that we provide to our consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;

•	issuer of prepaid, cash and credit cards; and

•	operate as a full acquirer.

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

The Central Bank’s regulatory program seeks to increase competition in the banking and payments industry. Recently it terminated the exclusive banking arrangements between banks and some card and meal voucher schemes. By seizing these opportunities, disruptive product offerings like our free PagBank digital account gave unbanked customers access to a free payment account. We were also the first payments provider not linked to a bank in Brazil, other than the incumbent acquirers controlled by banks, to obtain accreditation from MasterCard and Visa as an acquirer, and we have also signed partnerships with Elo, American Express and other card schemes. We will continue using our local knowledge and proximity to customers to seize new business opportunities as the market continues to open.

For information on risks relating to increased competition in our industry, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Increasingly intense competition may harm our business.”

Insurance

We have insurance policies with reputable insurers in amounts that our management considers to be sufficient to cover potential losses arising from events that may affect our assets, as well as for any damages that we may have to pay to third parties due to our business activities. We seek coverage against risks that are appropriate for our business activities and our scale, taking into account the nature of our business, the risks we are exposed to, market practices in our industry, and advice from our insurance consultants. We currently have the following insurance policies, which were contracted by our controlling shareholder, UOL, and list our company and/or our subsidiaries as co-beneficiaries, as applicable:

•	insurance policy for coverage of damages to property, business interruption and lost profits, which expires on December 31, 2020 and has a coverage limit of R$1,033.1 million;

•	D&O insurance, which expires on March 1, 2020 and has a coverage limit of US$15 million;

•	warehouse and storage facility insurance policy, which expires on November 17, 2020 and has a coverage limit of R$40 million; and

•	general liability insurance, which covers damage awards paid by us in connection with tort claims. This policy expires on December 31, 2020 and has a coverage limit of R$15 million.

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

Regulation

Regulation of the Payments Industry in Brazil

Our activities in Brazil are subject to Brazilian laws and regulations relating to the payments industry. Law No. 12,865/2013, which took effect on October 9, 2013, sets forth the first set of rules regulating the payments industry within the overall Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or SPB), which refers to all the entities, systems and procedures related to the clearing and settlement of funds transfer, including operations in foreign currencies. This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).

Law No. 12,865/2013 gave the Central Bank and the CMN powers to regulate entities involved in the payments industry, including those operating in digital environments. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening and managing of payment accounts, and the transfer of funds to and from payment accounts. After enactment of Law No. 12,865/2013, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Currently, the main rules of this framework consist of Resolutions No. 4,282/2013 and 4,283/2013 and Circulars No. 3,680/2013, 3,681/2013, 3,682/2013, 3,704/2014, 3,705/2014, 3,721/2014, 3,735/2014, 3,765/2015, 3,815/2016, 3,842/2017, 3,843/2017, 3,854/2017, 3,885/2018 and 3,886/2018, among others.

Circular Nos. 3,885/2018, 3,886/2018 and 3,887/2018, all issued on March 26, 2018, introduced several changes relevant to the payment schemes and payment institutions. Such measures include, among others: (i) revocation of Circular No. 3,683/2013 and introduction of a simplified process for the licensing of payment institutions by the Central Bank, including exemption to apply for a license for payment institutions operating below a certain volume of payment transactions carried out through their payment processing platforms; (ii) introduction of a formal definition of sub-acquirers and determination of conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; and (iii) cap on interchange fees in debit cards of up to 0.8% in any debit transaction and maximum average interchange fee of 0.5% on total debit transaction volume.

On August 16, 2018, the Central Bank published Circular No. 3,909/2018, which sets forth the cybersecurity policy and requirements for the contracting data processing and storage services as well as cloud based computing services that payment institutions authorized to operate by the Central Bank must follow. In addition to adhering to this policy and requirements, these payment institutions must also establish a plan of action and incident response. The cybersecurity policy and requirements set forth in Circular No. 3,909/2018 had already been published for financial institutions and other entities authorized to operate by the Central Bank through CMN Resolution No. 4,658, published on April 26, 2018. In accordance with Article 25 of Central Bank Circular No. 3,909/2018, payment institutions have until December 1, 2019 to adopt a cybersecurity policy (which we had already adopted ahead of this deadline) and until December 31, 2021 to be fully compliant with cybersecurity rules. We are fully aware of the due dates and expect to be able to comply with these dates.

On December 20, 2018, Circular 3,925/2018 prompted additional changes to the regulatory regime of the industry: (i) open-loop payment scheme owners (such as Visa and Mastercard), directly or through the acquirers, were permitted to impose to sub-acquirers with whom they have a relationship disclosure and monitoring obligations as to their compliance with relevant rules and adherence to payment scheme owners own regulations; (ii) sub-acquirers that also offer pre-paid payment accounts may act as domicile institution under a payment scheme; and (iii) interoperability between open-loop and closed loop payment schemes was expressly permitted.

Legislative and regulatory initiatives are currently under discussion by the Brazilian Congress, Central Bank and the broader payments industry and may result in modifications to the regulatory framework of the Brazilian payments and financial industries. For example, the abovementioned authorities have been discussing the implementation of instant payments and open banking, among others.

With respect to instant payments, in February 2020, the Central Bank announced that its instant payments platform will operate under the name “PIX” and released a first set of rules to regulate instant payments, consisting of Circular 3,985/2020, which defines the criteria and modalities for participation in instant payment arrangements, and Circular 4,006/2020, which governs the registration of participants in PIX and the Instant Payments System (SPI).

With respect to open banking, in April 2019, the Central Bank issued Communication 33,455/2019 including the fundamental requirements for open banking, setting forth the expected scope of regulation and self-regulation with which open banking participants must comply. In November 2019, the Central Bank released its responses regarding normative acts for the implementation of open banking in Brazil to public comment and on January 31, 2020, the public’s contributions were presented. The regulation is currently awaiting publication. It is expected that the implementation of open banking in Brazil will take place in the second half of 2020.

In addition to instant payments and open banking, the abovementioned authorities have been discussing adjustments to the collection in foreign currency by international card issuers. On March 1, 2020, Circular 3,918/2020 became effective, amending Circular 3,691/2020 in order to improve the provisions related to international credit cards. From the effectiveness of Circular 3,918/2020, the quotation of the foreign currency used for credit card expenses abroad must be that of the day on which the purchase is made.

Moreover, the open-loop payment schemes owners and the Central Bank are discussing guarantee mechanisms for the financial risks associate with the transfer and settlement of funds between the participants of the open-loop payment scheme, particularly issuers and acquirers, to ensure that such funds are received by the merchants. This discussion aims to ensure that, in the event that an issuer or acquirer fails, the merchant may receive the values arising from payments transactions carried out with credit cards. This the same topic is also being discussed by the Brazilian Congress, which recently introduced Bill No. 4,729/2019, to amend Law No. 12,865/2013, which originally adopted the concept of segregate net equity (patrimônio segregado) creating a protection against bankruptcy only to the funds held in or that flow through payments accounts. As further explained below, in order to provide protection from bankruptcy, Law No. 12,865/2013 sets forth that funds deposited in prepaid payment accounts are considered segregate net equity (patrimônio segregado), i.e. such funds are segregated from the payment institution’s own assets. In addition, in order to enforce such legal provision, the payment institution must hold all the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank that does not pay interest, or (ii) in federal government bonds registered with the SELIC. Among the possible interpretations of Bill No. 4,729/2019, there are arguments to sustain that it intends to expand such concept to cover all the funds flowing between the participants of an open-loop payment scheme. Given that the normative framework for this guarantee is still under discussion, if any open-loop payment scheme participant (whether an issuer or an acquirer) fails, and the insurers of these payment schemes do not honor their financial obligations, there could be a risk exclusively relating to PagSeguro Brazil’s role as an acquirer and issuer of post-paid instruments.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is a body of rules and procedures governing certain payment services provided to the public with direct access by its end users (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme.

Not all the payment schemes are subject to the applicable regulation of the payment industry, including license requirements and supervision by the Central Bank. The regulatory framework imposes supervision only over payment schemes that are considered systemically relevant and, thus, are part of the SPB. The requirements for such classificaiton depend on certain features, as follows:

•

Payment schemes that exceed certain thresholds on number of payment transactions or aggregate value of transactions are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization by the Central Bank.

•

Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization from the Central Bank, although they are required to report certain operational information to the Central Bank on an annual basis and the Central Bank can issue an order requiring these payment schemes to apply for authorization to be part of the SPB on a case-by-case basis. In case an operational threshold is met, the payment scheme become part of the SPB and an application must be filed, but the payment scheme can continue to operate as usual until the authorization is granted by the Central Bank.

•

Limited-purpose payment schemes are not considered as part of the SPB and, therefore, not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain Central Bank authorization. Limited-purpose payment schemes are those whose payment orders are: (i) accepted only at the network of merchants that clearly presents the same visual identity as the issuer, such as franchisees and other merchant licensed to use the issuer’s brand; (ii) intended for payment of specific public services, such as public transportation and public telecommunications; or (iii) related to employee benefits established by law (such as meal vouchers).

•

Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to payment schemes set up by governmental authorities and closed-loop payment schemes set up by certain financial institutions and closed-loop payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.

Moreover, there are two key types of payment schemes:

(i) Closed-loop payment scheme (arranjos de pagamento fechados), in which payment services (management of payment account, issuance and acquiring) are all carried out by the same entity that is the payment scheme owner or by an entity that controls or is controlled by or is under the same control of the payment scheme owner; and

(ii) Open-loop payment schemes (arranjos de pagamento abertos): all other payment schemes that do not fall under the closed-loop category.

Payment Scheme Owners

Payment scheme owners, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Central Bank regulations require that payment scheme owners must be incorporated in Brazil, must have a corporate purpose compatible with payments activities, and must have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes, and rules and procedures contemplating risk management of the participants, minimum operational requirements to be observed by the participants, monitoring of fraudulent actions, settlement of transactions among participants, interoperability mechanism, among others.

Payment scheme settlors that are responsible for managing open payments schemes part of the SPB are also subject to: (i) rules that impose the creation of internal control systems and procedures; (ii) bank secrecy rules; (iii) administrative sanctioning process of the Central Bank; and (iv) the application of preventive measures by the Central Bank, in order to ensure the soundness, efficiency and regular functioning of payment schemes.

Payment Institutions

Payment institutions are classified into the following types under Brazilian regulations, as per Circular No. 3,885, which replaced former Circular No. 3,683:

•

Issuers of electronic currency (i.e., e-money, generally in the form of prepaid deposits): these payment institutions manage prepaid payment accounts for cardholders or end-users, carry out payment transactions using electronic currency deposited into these pre-paid such accounts, and convert the deposits into physical or book-entry currency or vice versa.

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

As for payment schemes, the regulations apply only to payment institutions that are relevant and thus considered part of the SPB, including the requirement to obtain Central Bank authorization. This depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of funds maintained in prepaid payment accounts. Payment institutions below the relevant operational threshold can start operations and carry out payment activities immediately, provided that, in case of open-loop payment schemes, they have been granted with a license by the payment scheme owner. While operating below the relevant operational threshold, the payment institutions only need to comply with certain reporting requirements. Once the payment institutions reach the relevant operational thresholds, they need to file the authorization request, but the regulations determined that such entities continue rendering payment services while their applications are being analyzed by the Central Bank. Also, certain financial institutions are waived from requiring an authorization from the Central Bank to render certain payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payments industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities and payment schemes related to employee benefits established by law.

A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities, and, once they become part of the SPB, as described above, they must comply with several requirements. The CMN and Central Bank regulations applicable to payment institutions that are part of the SPB cover a wide variety of issues, including: (i) homologation by the Central Bank of officers and directors; (ii) the transfer of corporate control requires prior approval of the Central Bank; (iii) minimum corporate capital and net equity; (iv) implementation of internal controls and procedures; (v) constitution of an ombudsman’s office; (vi) preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional—COSIF); (vii) implementation of operational, liquidity and credit risk management structures; (viii) anti-money laundering and know-your-client requirements; (ix) banking secrecy rules; (x) settlement of payment transactions arising under open-loop payment schemes at the centralized settlement system of the Brazilian Interbank Payments Clearinghouse (CIP); and (xi) administrative penalties for non-compliance, among others.

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

In order to provide protection from bankruptcy, Law No. 12,865/2013 sets forth that funds deposited in prepaid payment accounts are considered segregate net equity (patrimônio segregado), i.e. such funds are segregated from the payment institution’s own assets. In addition, in order to enforce such legal provision, the payment institution must hold all of the funds deposited in the prepaid payment account in certain specified instruments, either: (i) in a specific account with the Central Bank that does not pay interest, or (ii) in federal government bonds registered with the SELIC, the Central Bank’s overnight rate. In this regard, PagSeguro Brazil’s activities as a payment instution issuer of electronic currency (prepaid account management) have 100% of all deposits received invested in such instruments and protected from PagSeguro Brazil’s bankruptcy.

PagSeguro Brazil’s Regulatory Position

In December 2014, PagSeguro Brazil applied to the Central Bank for the following authorizations:

1.

Authorization as a payment institution, as an issuer of prepaid electronic money. This application relates to the free PagBank digital account and to our issuance of PagSeguro electronic currency and prepaid cards. The application regarding the free PagBank digital account relates to our rules and our brand, and the application regarding our prepaid cards relates to the third-party payment schemes within which the cards are issued.

2.	Authorization as a payment institution, as an acquirer.

These authorizations were formally approved on October 17, 2018.

PagSeguro Brazil is also a payment scheme owner of a closed-loop payment scheme not forming part of the SPB, which relates to peer-to-peer transfers between accounts opened by our clients within the PagBank digital checking account, using our rules applying to the PagBank digital checking account and our brand. Since this payment scheme does not form part of the SPB it does not currently require Central Bank authorization; however, we are required to report certain operational information regarding this scheme to the Central Bank on an annual basis, such as the number of users and the annual cash value of our peer-to-peer transfer transactions.

PagSeguro Brazil also applied to the Central Bank in February 2019 for authorization to conduct activities as a payment institution in order to act as an issuer of post-paid cards within third-party payment scheme. This authorization was formally approved on March 16, 2019.

Law No. 12,865/2013 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law No. 4,595/1964. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. In this sense, the Central Bank Office of Legal Counsel (Procuradoria-Geral do Banco Central) issued a legal opinion that (i) advance of merchants’ trade receivables (credit card installment receivables backed by executed and paid transaction) to them relates to the early payment of an obligation and should not be confused to an activity that is restricted to financial institutions; and (ii) discount rates applicable to this prepayment mechanism are subject to the limits set by the Brazilian Usury Law.

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

Operations and Register of Receivables from Payment Arrangements

On December 19, 2018, the CMN and the Central Bank published Resolution No. 4,707/18 and Circular No. 3,924/18, which impose transitional rules regarding credit card receivables and credit operations guaranteed by such receivables.

The main intention of Resolution No. 4,707/18 and Circular No. 3,924/18 is to allow merchants to offer their future credit card receivables as collateral to their banks for loans. In summary, both Resolution No. 4,707/18 and Circular No. 3,924/18 created information exchange obligations between financial institutions and acquirers/subacquirers, in order to facilitate the delivery of information related to merchants’ settlement schedules (agendas de recebíveis). In accordance with these rules, financial institutions must keep acquirers and subacquirers informed about credit operations linked to credit card receivables. Acquirers, in turn, are required to disclose transaction data, such as settlement schedules (agendas de recebíveis), about their respective merchants to (i) financial institutions who have ongoing lending transactions secured by such receivables; and (ii) any other financial institution that is expressly authorized by such merchants to obtain this data.

On August 3, 2020, Resolution No. 4,707/18 and Circular No. 3,924/18 will be replaced by Resolution No. 4,734/19 and Circular No. 3,952/19, which will create new and definitive regulation in order to improve the rules regarding merchants’ credit operations guaranteed by receivables from payment arrangements and the prepayment and discount of such operations, increasing competition and thus reducing the cost of credit.

This new regulatory framework brings a number of relevant changes to operations involving credit and debit card receivables, including transactions for the early payment of such receivables by acquirers and subacquirers, which are subject to new procedures, as well as the assignment of these receivables to institutions that do not belong to the Brazilian National Financial System.

The general principle adopted by these new rules is that receivables from payment arrangements that are provided as collateral in credit operations or assigned in discount operations (desconto de recebíveis) must be registered in a centralized system operated by an entity authorized by the Central Bank. In this sense, Circular No. 3,952/19 introduces the requirement of a market infrastructure convention (currently pending approval by the Central Bank), which will create a system allowing for the registration of these receivables as financial assets, interoperability, and the exchange of information between the registration systems and market participants.

Resolution No. 4,734/19 requires that the amount of receivables perfected into guarantees for a certain credit transaction be reduced, whenever applicable, so that such amount is limited to the outstanding balance of the transaction or to the maximum limit available under the credit line, in the case of an extension of a non-dischargeable credit facility by a financial institution on an absolute and unilateral basis.

If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, we could be (i) required to pay substantial fines (including per transaction fines) and subject to disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil. We could also be subject to private lawsuits. For additional information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”

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

Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, or AML, terrorism financing and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities. We have implemented all the required policies and internal procedures to ensure full compliance with these rules and regulations, including structuring a risk and fraud division led by a risk and compliance officer. Our employees are trained and informed of our policies and internal procedures and their compliance is mandatory and supervised.

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

On January 7, 2020, took effect the Law nº 13.974/2020, which transferred COAF to the administrative structure of the Central Bank and changed its name to the Financial Intelligence Unit, or UIF. On January 23, 2020, the Central Bank issued Circular 3,978/2020, establishing a new regulatory framework applicable to the policies, procedures and internal controls to be adopted by financial institutions and other institutions authorized to operate by the Central Bank, in order to prevent the financial system from being used to commit money laundering and terrorist financing crimes. Circular 3,978/2020 is expected to become effective on July 1, 2020 when Circular 3,461 of July 24, 2009 is revoked. Circular 3,461 is currently the principal law regulating money laundering and terrorist financing crimes applicable to institutions regulated by the Central Bank. When 3,978/2020 becomes effective, certain other laws regarding money laundering and terrorist financing crimes which are currently included in certain normative acts aimed at specific markets, such as foreign exchange and payments, will also be revoked, thus consolidating all money laundering and terrorist financing crimes under one doctrine.

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

•

applying special attention to: (i) unusual transactions or proposed transactions with no apparent economic or legal basis; (ii) client and transactions for which the UBO cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated;

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

In addition, if any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the FRA pursuant to the Proceeds of Crime Law (2020 Revision) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Law (2018 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Regulation of Banking Activities

In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019), or BancoSeguro, through BS Holding, a holding company incorporated under PagSeguro Digital, whose sole purpose is to hold interest in financial institutions, as required by current banking regulations. BancoSeguro holds a multi-bank license to provide financial services, has commercial and investment bank portfolios, and is duly authorized by the Central Bank pursuant to CMN Resolutions No. 2,099/1994 and No. 4,122/12 to perform banking operations in accordance with current regulation.

Banking activities in Brazil are governed by Law No. 4,594/1964, which created the CMN, responsible for, among others, regulating the establishment and operation of financial entities, and empowered the Central Bank to supervise public and private financial institutions and, when needed, apply the penalties set forth in the law to such institutions. The Central Bank also controls and approves the operation, transfer of control, and corporate reorganization of financial institutions, as well as the transfer of the location of its branches (in Brazil or abroad). CMN and the Central Bank created a vast regulatory framework regulating the National Financial System which may impact BancoSeguro’s operations and future products.

In this regard, BancoSeguro must observe certain key governance, compliance and supervision requirements applicable to all the institutions part of the National Financial System, such as:

•	minimum capital requirements;

•	compulsory deposits requirements;

•	fixed asset investment limits;

•	limits to exposure on foregin currency;

•	limits to charge fees and commissions for certain financial services;

•	requirements regarding the establishment of internal controls and procedures;

•	requirements regarding implementation of risk management structures;

•	observation of know your costumer and anti-money laundering rules;

•	constitution of ombudsman office;

•	preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional—COSIF);

•	anti-money laundering, anti-terrorist and know-your-client requirements, administrative penalties for non-compliance;

•	additional regulations from other agencies that are specific to banking activities, such as the CVM’s fundraising rules;

•	cybersecurity regulations, notably Resolution No. 4,658/2018;

•

limits to acquire real estate properties not intended to be used by the institution, except when such properties are received as payment of non-performing or doubtful loans, or when expressly authorized by the Central Bank, and in accordance with rules to be issued by the CMN; and

•	requirements to operate with related parties, as described in Resolution CMN No. 4,693/2018.

Financial institutions are also members of the SPB. Under the SPB, the Central Bank has control over the banks’ reserve accounts through the STR – Reserve Transfer System, a computerized system which enables the on line transfer of funds between financial institutions and constitutes a strict control of bank balances.

In addition to regulations affecting the financial system, BancoSeguro is also subject to laws relating anti-money laundering, banking secrecy laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally, as discussed above.

If BancoSeguro fails to comply with the requirements of the National Finance System, BancoSeguro could be prevented from carrying out its regulated activities and could be (i) required to pay substantial fines (including per transaction fines) and subject to disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation.

E-Commerce, Banking Secrecy, Data Protection, Consumer Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to Internet activities and e-commerce, as well as banking secrecy laws, consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Law No. 12,965/2014, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights and obligations relating to Internet service providers. This law exempts intermediary platforms such as PagSeguro from liability for activities carried out by their users. Since there are no settled court decisions in this area, however, it is still possible that we may be subject to joint civil liability for activities carried out by our users.

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

Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the Internet and bank secrecy laws (Complementary Law 105/01, which had its provisions extended to payment institutions through Article 17 of CMN Resolution No. 4,282/13). We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

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

Other Equipment

The majority of our equipment consists of POS devices, which made up 85.0% of our equipment costs in 2019. The rest of our equipment consists of data processing equipment, machinery, facilities and furniture and fittings.

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

The standard online contract entered into between us and our merchants when they open a free PagBank digital account provides a limited, non-transferable license to certain of our proprietary rights, such as our name and logo, for use by our merchants for commercial purposes. We expect to continue this practice in the future as part of our marketing strategy. While we attempt to ensure that our licensees maintain the quality of the PagSeguro brand, they may take actions that could materially adversely affect the value of our proprietary rights or reputation.

For information about risks affecting our intellectual property, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—We have only a limited ability to protect our intellectual property rights, which are important to our success.”

Our Industry and Total Addressable Market

Micro-Merchants and SMEs Drive the Brazilian Economy

According to SEBRAE (Portal do Empreendedor and RFB), there were 9.5 million Micro-Merchants in Brazil at December 31, 2019. Also, according to IBGE at December 31, 2019, there were 5.0 million SMEs. Additionally, according to IBGE’s PNAD, at December 31, 2019 there were 19 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of more than 33 million formal and informal businesses in at December 31, 2019.

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

According to information from eMarketer, and internal estimates, the mobile payments purchase volume in Brazil increased to US$6.2 billion in 2019 from US$1.0 billion in 2014, while in the United States the volume was approximately US$269.9 billion in 2019; yet only 18% of the Brazilian population above age 15 reported having paid bills or made a purchase online in 2017, compared to 77% in the United States and 81% in the United Kingdom, according to the World Bank’s most recent Global Findex database published in 2017.

In e-commerce, transaction volumes in Brazil grew to R$61.9 billion in 2019 from R$18.7 billion in 2011 according to ebit, representing average growth of 16.4% per year for the period. In addition, the growth of e-commerce over mobile devices, which, according to Statista, in 2018 represented 43% of e-commerce transactions in Brazil, compared to 48% in Spain, 50% in Germany and 55% in the United Kingdom, creates new payments options for both sellers and buyers, bringing business opportunities for acquirers and digital payments providers.

Also, according to eMarketer, mobile commerce is expected to generate the majority of e-commerce revenue by 2021, with mobile e-commerce sales expected to account for 54% of global e-commerce sales by 2021.

The Structure of the Brazilian Financial Market Creates Significant Opportunities for Disruption

The structure of the Brazilian financial market creates significant opportunities for technology-driven disruptors, who seek to break up the highly concentrated supply of services, particularly when compared to more developed markets. The banking market is relatively concentrated for global standards. Retail banking leaders are local, with no global retail banking players around the world. In 2017, Brazil’s five largest institutions held 83.4% of its financial assets, which makes it one of the world’s most concentrated markets according to the World Bank’s Global Financial Development database published in 2017. Further showing this banking concentration, global banks, such as ABN/AMRO, Citibank and HSBC, have entered Brazil, only to later leave the market or reduce their local presence. In that same year, the United Kingdom and the United States had banking concentrations of 67.1% and 46.2%, respectively.

Payment card use also remains relatively low in Brazil compared to more developed markets. According to a report by ABECS, debit and credit card payments accounted for 38.8% of Brazilian household consumption in September 2019, compared with 46.0% in the United States and 68.6% in the United Kingdom, in September 2018 according to the Bank of International Settlements (BIS) and the most recent data from the World Bank, representing significant growth potential for acquirers in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.

The World Bank’s most recent Global Findex database published in 2017 shows that banking penetration in Brazil also significantly lags behind more developed markets in terms of the percentage of the population that had a bank account, had a credit card, or had made or received a digital payment. Brazil’s relative lack of penetration was even greater with respect to the use of the Internet to pay bills and the use of mobile phones or the Internet to access a financial institution account.

Source:  (1) The World Bank’s Global Financial Development database published in 2017.

              (2) The World Bank’s most recent Global Findex database published in 2017.

These lower penetration levels are amplified among the lower income classes in Brazil. The unbanked population remains significantly high in Brazil. According to the most recent data available from IBGE and the Central Bank, 68 million Brazilians did not have a bank account in 2018.

Although lack of access to banking services account for less than one-third of Brazilian adults, 58% of the unbanked population come from the poorest 40% of the Brazilian population, with 28 million of Brazil’s low income population without bank accounts in 2017, according to the World Bank’s most recent Global Findex database published in 2017.

Commerce Is Increasingly Digital and Mobile Worldwide

According to the International Telecommunications Union, an estimated 4.1 billion people, or 53.6% of the total global population, used the Internet in 2019, compared with 2.2 billion people, or 31.8% of the total global population, in 2011. Of this user base, 58.3% carried out e-commerce transactions in 2016, which is the most recent year for which such data is available, compared with 37.2% in 2011, showing significant growth in e-commerce. This growth is supported by the global increase in mobile device penetration, reductions in the cost of Internet access in various markets, and improving telecommunications network infrastructure.

The increasing number of businesses offering online shopping is fueling consumer demand for faster and more reliable payment methods. We believe these trends create an environment where merchants feel compelled to interact more closely with a broader range of customers, through the use of online stores, mobile-friendly technologies and extensive compatibility with digital payment methods, such as cards. We believe that there is a significant market opportunity for growth in e-commerce in Brazil.

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

Internet and Technology Pave the Way for Digitization of Financial Services

Brazil is a reference in global internet adoption. According to the 2020 Global Digital Report from “We Are Social” and Hootsuite, Brazil is the fifth largest country in number of Internet users, with a 71% penetration of the Brazilian population, the third largest country in time spent on the Internet and the third largest country in time spent on social media. According to the Connected Consumer Survey by Google and a McKinsey analysis, since 2014, Brazil’s ratio of cell phone numbers to inhabitants has surpassed one, with smartphone penetration reaching 71% of the Brazilian population.

The fact that over 60% of the unbanked population has access to the Internet or to cell phones in 2017, according to World Bank’s most recent Global Findex database published in 2017, demonstrates that digital transformation of financial services favors the inclusion of a large portion of this unserved population.

According to the EY Fintech Adoption Index, Brazil is one of the most prolific homes to fintechs worldwide. In 2017, among 20 developed and emerging markets, Brazil had the fourth largest adoption rate of fintechs. Brazil’s 40% rate compares with the United Kingdom’s 42% rate and the United States’ 33% rate.

Increasing Significance of Digital Banking and Digital Banks in Brazil

The adoption of technology and focus on transparency, security and simplicity has transformed the consumer habits of the Brazilian population. According to the most recent research report prepared by Deloitte on behalf of the Brazilian Bank Federation (Federação Brasileira de Bancos, or Febraban), mobile banking increased 24% from 2017 to 2018, with 40% of all online banking transactions in 2018 being made on cell phones or tablets. Febraban’s 2019 Banking Technology Survey shows that mobile banking transactions account for 40% of all banking transactions. Moreover, six out of ten transactions are already carried out through mobile and internet banking, with 29.1 billion mobile bank transfers taking place in 2018, according to the Central Bank. Consequently, banks have been reducing their number of overall branches as a response to the digitization of banking, with bank managers and clerks mainly focusing on advising clients and services with greater complexity. According to the Central Bank, as of December 31, 2018, there were 21,189 bank branches in Brazil, compared to 21,408 bank branches as of December 31, 2017.

The traditional financial system has been falling short of meeting expectations of different and complementary social and economic profiles. According to the World Bank’s most recent Global Findex database published in 2017, in 2017, 65% of bill payments made in Brazil were paid in cash. According to a study by Instituto Locomotiva, approximately 30% of the Brazilian population, or approximately 47 million Brazilians, received their salary in cash and approximately 39% of Brazil’s low income population received their salary in cash. However, Qualibest’s Banking and Fintech Insights Report published in 2019 shows that 57% of Brazilians that either had not previously heard of or recently learned of digital banks are interested in adopting digital banks and 51% of new bank accounts were opened in order to receive payroll. According to the World Bank’s most recent Global Findex database published in 2017, the main reason hindering Brazil’s unbanked population from opening bank accounts is the combination of insufficient funds, high fees associated with services and the long distance to physical branches, mentioned by 58%, 57% and 32% of the unbanked population, respectively.

Clients of traditional banks also complain about high fees and spreads, limited product offerings and the level of poor customer service provided in return. According to results reported by Brazil’s five largest banks and internal estimates, financial institutions’ revenues from services grew 11.5% from 2017 to 2019, while checking account fees charged to individuals and legal entities grew 13.1% during the same period.

Moreover, according to a survey conducted by the Brazilian Institute for Consumer Defense (Instituto Brasileiro de Defesa do Consumidor), tariff packages charged by Brazil’s top five banks rose 14.0% between April 2017 and March 2019, or 12 times the inflation rate of 7.45% during that same period.

The increasing adoption of digital banks in Brazil is expected to continue as a strong trend, rendering numerous advantages such as the reduction in operational costs, maximized revenues due to increased customer attraction and retention, and new technologies and advancements in the regulatory framework. Brazilians have been responding well to this adoption as, according to Qualibest’s Banking and Fintech Insights Report published in 2019, 57% of Brazilians that either had not previously heard of or recently learned of digital banks have an interest in adopting digital banks and 66% of Brazilians who were previously aware of digital banks have an interest in opening an account at or working with a digital bank.

Trends Shaping the Banks of the Future

Fintechs have been splitting apart services once provided through one trusted relationship with a traditional bank in order to meet customers’ specific needs with highly specialized offerings and superior customer service. The current unbundling of financial products has created a fragmented landscape that is expected to gradually shift towards trusted, centralized and digitally-enabled financial services platforms. The following principles have an imperative role in building the banks of the future:

•

Best-in-class customer experience is digital and requires continuous investment in innovative technologies: mobile banking has succeeded in providing greater flexibility for customers to bank at home, at work or while socializing, in enhancing the financial awareness of its users and in retaining the client base due to user experience.

•

Rich data enables more personalized customer experience: customer experience is expected to overtake price and product as the key brand differentiator in the near future. In addition to being more likely to do business with a company that offers a personalized experience, consumers expect companies to anticipate their needs and make relevant suggestions before first contact and will not have issues with sharing personal data in exchange for that.

•

Security, exceptional customer service and transparency strengthen trustworthy relationships: trust surpasses convenience, reliability, value and time as the key attribute in the decision to adopt innovative payment and banking solutions, thus being indispensable when acquiring and retaining customers at scale. It is critical to secure the vast amounts of data and the consumer’s digital identity, and to constantly delight customers, while receiving high net promoter scores, engagement and retention in return. Equally important is companies’ ability to convincingly communicate their added value, align the timeline of consumer costs and value received and emphasize the many steps taken, special assets used, time saved and complexity eliminated throughout the customer journey.

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

Operating and Financial Review and Prospects

Overview

We are a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, Micro-Merchants, Small Companies and Medium-Sized Companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	multiple digital banking solutions;

•	in-person payments via POS devices that provide to merchants;

•

free digital accounts that we provide to our consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;

•	issuer of prepaid, cash and credit cards; and

•	operate as a full acquirer

Our end-to-end digital ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs, Micro-Merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in March 2020, 83% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their free PagBank digital accounts, without the need for a bank account. Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 37 payment methods and eight cash-out options including bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our free PagBank digital account serves both consumers and merchants.

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

Adoption of our digital payment services and POS devices, and usage of our early payment of receivables feature

We believe our digital platform, digital payment services and POS devices are the foundation of our relationship with our clients. We generate revenue through the commissions and other fees that we charge for electronic payment intermediation, as well as fees for other services and revenues from the provision of POS devices and related items, and we generate financial income through the early payment of receivables feature that we offer our merchant clients. We intend to continue to drive growth in our digital payment services, POS devices and early payment of receivables feature by scaling our solutions to meet the needs of our clients.

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

Increased use of credit and debit cards and expanded card payments network

The results of our operations depend to a significant degree on the use of credit and debit cards to make digital payments in Brazil. In 2014, according to ABECS and the Central Bank, the transaction volume for payment cards overtook the transaction volume for checks for the first time. Credit and debit card transaction volume in Brazil has increased at a compound annual growth rate of 14.1% from 2010 to 2018 according to ABECS, in which 62% of the transactions volume corresponds to credit card transactions and 38% corresponds to debit card transactions. According to ABECS estimates, 2019 is expected to have had R$1.9 trillion in credit and debit card transactions, representing an increase of between 17.5% and 19.5%. As a further indication of this growth, MasterCard stated in its annual report on Form 10-K that the Brazilian real was one of its three primary revenue billing currencies in 2018, surpassing the British pound and only behind the U.S. dollar and the Euro.

Growth of e-Commerce

Our results of operations depend in part on consumers’ widespread acceptance and use of the Internet as a way to conduct commerce and financial transactions. E-commerce is also underpenetrated compared to e-commerce levels in more developed economies. In Brazil, e-commerce accounted for only 5.1% of retail sales in 2019, compared to 14.1% worldwide, according to eMarketer.

Furthermore, according to eMarketer’s Latin America Mobile Payment Users 2019 report, Brazil is the only country in the region where Samsung Pay, Google Pay and Apple Pay are all present. In addition, proximity payment penetration in Brazil ties with Argentina, both reaching 14.5%. This is higher than the penetration rate in Mexico (10.2%), the second-largest e-commerce market in Latin America. According to eMarketer, Brazil is expected to have 21 million proximity payment users by 2023, representing a 75% increase from the 12 million current proximity payment users. This increase is mainly expected to be driven by QR code adoption and NFC payments (including NFC payments made to pay public transportation fares in Brazil).

According to a 2019 report commissioned by ABECS and carried out by Datafolha, online purchases made up only 21.5% of the total credit card transactions volume in Brazil in the third quarter of 2019, an increase of 1.5 percentage points from 20% in 2017.

Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times.

Purchases made through mobile devices accounted for 29% of all online retail sales in Brazil in 2018, according an analysis of online retail conducted by FIS, a global leader in financial technology.

In addition, according to data from the Worldpay’s 2019 Retail Global Payments Report, which highlights current payment trends around the world and predicts trends that will emerge by 2022, mobile commerce, or mCommerce, is expected to grow faster globally than any other channel by 2022.

Furthermore, according to eMarketer, mobile transactions are expected to be the primary driver of retail e-commerce sales in Latin America in 2020. According to eMarketer, Latin America has one of the fastest-growing smartphone markets worldwide, with inexpensive smartphone options from China have allowed those from lower socioeconomic levels to purchase smartphones and take part in the digital economy. This increase in the number of smartphone users and improved connection speeds favor the growth of m-commerce adoption.

According to eMarketer, in 2019, while “Total Retail Sales Worldwide” grew 4.5% and “Retail E-commerce Sales Worldwide” grew 20.7%, Retail M-commerce Sales Worldwide” grows 27.5%—and this growth is 36.3% for Latin America in 2019, according to eMarketer.

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

Inflation

Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the IPCA, Brazilian inflation rates were 4.31%, 3.75 % and 2.95% in 2019, 2018 and 2017, respectively, while the SELIC rate, the Central Bank’s overnight rate, increased from 10.00% at the beginning of 2014 to a high point of 14.25% in 2016, before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018. In 2019, the COPOM reduced the SELIC rate further to 4.5%. As of March 18, 2020, the SELIC rate was 3.75%. For more information, see “—Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”

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

Pricing and revenue mix in our payment processing services

We generate revenue in the form of commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards, as well as fees for other services. Credit and debit cards generate commissions in the form of the merchant discount rate, or MDR, which is a commission withheld by us from the transaction value paid to the merchant. The MDR we charge may vary over time and we may make different commercial offers for different services or for larger clients. However, overall, the MDR for debit cards is lower than that for credit cards. Our current standard MDR rates are 1.99% for POS debit card transactions. The MDR rates for credit card transactions vary according to whether the merchant has opted for the same-day, or 14-day or 30-day payment service under our payment date election service. For merchants who select the same-day payment date election, the standard MDR is 4.99% for POS credit card transactions not paid in installments and 5.59% for POS credit card transactions paid in installments. For merchants who select the 14-day payment date election, the standard MDR is 3.99% for POS credit card transactions not paid in installments and 4.59% for POS credit card transactions paid in installments. For merchants who select the 30-day payment date election, the standard MDR is 3.19% for POS credit card transactions not paid in installments and 3.79% for POS credit card transactions paid in installments. For online transactions, the standard MDR is 4.99% for merchants who select the 14-day payment date election and 3.99% for merchants who select the 30-day payment date election. Online transactions are also charged a fixed amount R$0.40 per sale in addition to these MDR rates. Payments made using meal voucher cards and other payment methods generate per-transaction and/or percentage commissions at various rates. Our revenues are therefore impacted by the mix of these types of services that we sell, as well as any changes in the pricing for each service.

We face competition in all of our payment services and provision of POS devices, and we expect this competition to intensify in the future. For further information, see “Item 3. Key Information—Risk Factors—Increasingly intense competition may harm our business.” In addition, we currently offer lower pricing to certain of our clients who generate higher TPV, and we may be required to extend this pricing to other clients as our merchant base expands to include a greater proportion of larger merchants.

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

Brazilian political environment and macroeconomic conditions, interest rates, consumer credit, consumer spending and responses to the COVID-19 pandemic

Substantially all of our operations are located in Brazil. As a result, our revenues, financial income and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the financial technology solutions industry in general, are particularly sensitive to changes in economic conditions.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Brazil— Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.”

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

	For the Years Ended December 31,
	2019	2018	2017
Real growth (contraction) in gross domestic product	1.1%	1.3%	1.3%
Inflation (IGP-M)(1)	7.30%	7.55%	(0.53)%
Inflation (IPCA)(2)	4.31%	3.75%	2.95%
Long-term interest rates – TJLP (average)(3)	6.2%	6.7%	7.1%
CDI interest rate (average)(4)	5.9%	6.5%	10.1%
LIBOR(5)	2.4%	2.8%	1.8%
Period-end exchange rate—reais per US$1.00	4.03	3.87	3.31
Average exchange rate—reais per US$1.00(6)	3.95	3.66	3.19
Change in average exchange rate of the real vs. US$	(7.9)%	(14.7)%	8.3%
Average unemployment rate(7)	11.9%	12.3%	12.7%

Source: FGV, IBGE, Central Bank and Bloomberg

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.

The Brazilian political and economic environment has recently been characterized by high levels of uncertainty and instability, including a contraction of economic growth, despite a recent appreciation, an overall sharp depreciation of the real against the U.S. dollar, increased levels of unemployment and depressed levels of consumer confidence and spending. For further information, see “Item 3. Key Information—Risk Factors— Risks Relating to Brazil— Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.”

In addition, there is a high level of uncertainty related to the COVID-19 pandemic and negative impacts have already been seen on the Brazilian macroeconomic environment. For example, as a result of the current COVID-19 pandemic, as of April 15, 2020, according to the IMF, Brazil’s GDP growth rate for 2020 is expected to be negative 5.3%. For more information on risks relating to COVID-19, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry —An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”

Our business has grown rapidly, driven by new clients and increased TPV, with our Total revenue and income increasing to R$5,707.2 million in 2019 from R$4,334.7 million in 2018. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among Micro-Merchants, SMEs and individuals without bank accounts.

Seasonality

For information regarding our seasonality, see “Item 4. Information on the Company—Seasonality.”

Trend Information

We believe that demand for our products and services will remain strong in coming years, since our addressable market remains significant. We believe that this market opportunity will continue to fuel volume growth in our business, supported by increasing levels of penetration and usage of credit cards among the Brazilian population and the introduction of new products and services. However, our results are subject to uncertainties related to the COVID-19 pandemic.

On March 11, 2020, the World Health Organization designated COVID-19 as a pandemic. The spread of this virus has caused certain business, market and travel disruption globally and particularly in infected regions. These disruptions have already had a direct impact on our TPV in the first quarter of 2020 and in April 2020 as most of the Brazilian state capitals have been under partial shut down since mid-March 2020. Partial shut downs are affecting all non-food retail stores, shopping malls, cinemas, soccer matches, concerts, public parks, among other businesses. Under the partial shut downs, bars and restaurants may operate only through home delivery. While any disruption caused is currently expected to be temporary, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. In addition, negative impacts have already been seen on the Brazilian macroeconomic environment. For example, as a result of the current COVID-19 pandemic, as of April 15, 2020, according to the IMF, Brazil’s GDP growth rate for 2020 is expected to be negative 5.3%.

At this time, we have not faced any material imparement of our assets and we do not believe we will not be able to continue as a going concern for at least the next 12 months based on our current liquidity and current working capital levels. However, the extent to which the consequences of the COVID-19 pandemic impact our results, including the results of our clients, will depend on future developments and extensions of partial shut downs that are highly uncertain and cannot be predicted, such as any new information which may emerge concerning the severity of the coronavirus, the potential spread to other regions and the actions to contain the coronavirus or treat its impact, among others. For more information on risks relating to COVID-19, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”

New Accounting Pronouncements Effective for Periods Beginning On or After January 1, 2019

Certain IFRS accounting pronouncements became effective for periods beginning on or after January 1, 2019. The nature and effect of these changes did not have material impacts on our audited consolidated financial statements. For further information, see Note 2.19 to our audited consolidated financial statements.

New Accounting Pronouncements Issued but Not Yet Effective

As of the date of our audited consolidated financial statements, the following new and amended accounting standards and interpretations had been issued, but were not yet effective. We intend to adopt these new and amended accounting standards and interpretations, if applicable, when they become effective.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts, or IFRS 17, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 - Insurance Contracts that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. We do not expect IFRS 17 to materially impact our results of operations.

Amendments to IFRS 3 Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 - Business Combinations to help entities determine whether an acquired set of activities and assets qualifies as a business. The IASB clarified the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, we will not be affected by these amendments on the date they become effective.

Principal Components of Our Results of Operations

The following is a summary of the items comprising our statements of income:

Total revenue and income

Our Total revenue and income consists of the total of our Revenue from transaction activities and other services, Revenue from sales, Financial income and Other financial income.

Revenues

We generate revenues from transaction activities and other services, and from sales. In each case, our revenues consist of gross revenues less deductions from those revenues.

Revenue from transaction activities and other services

Our Revenue from transaction activities and other services consists of Gross revenue from transaction activities and other services, less deductions from those gross revenues.

Our main source of Gross revenue from transaction activities and other services is commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards and fees for other services. We have the primary responsibility for providing the services to our clients and we also directly set the prices for such services, independently from the related transaction costs agreed between us and the card schemes or card issuers. Since we have primary responsibility for providing our merchant clients with the intermediation service, and we have price discretion to adjust the rates and tariffs we charge merchants, we are the principal in the intermediation transaction. We therefore recognize our transaction fees as revenue on a gross basis, and we recognize the transaction costs separately as discussed below. Depending on the type of cash-in payment or transaction, these commissions and fees consist of the MDR, which is a commission withheld by us from the transaction value paid to the merchant, and/or other commissions or per-transaction fees. This line item also includes the fees we charge for other services, such as revenues received from the one-time and non-refundable membership fee that we began charging merchants on September 1, 2019 in order to simplify inventory control and the acquisition of POS devices by our clients. We recognize revenues from these commissions and fees when the purchase is approved by the card issuer, in the case of cash-in payments made via payment cards; when the transaction is carried out, in the case of payments made via other cash-in payment methods; or in the case of services, when the service, is rendered.

Our membership fee arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. We currently offer the Minizinha for a price of 12 monthly installments of R$4.90, the Minizinha Chip for a price of 12 monthly installments of R$9.90, the Minizinha Chip 2 (which we launched in July 2019) for a price of 12 monthly installments of only R$8.90, the Moderninha Plus for a price of 12 monthly installments of R$6.90, the Moderninha Pro 2 (which we launched in December 2019) for 12 monthly installments of R$19.90, the Moderninha Smart (which we launched in October 2018) for 12 monthly installments of R$39.90, and the Moderninha X (which we launched in October 2019) for a price of 12 monthly installments of only R$19.90. Prior to the introduction of this membership fee, we recognized revenue from the sale to merchants of our POS devices under Revenue from sales, as discussed under “—Revenue from sales” below.

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

Revenue from sales

Our Revenue from sales consists of Gross revenue from sales, less deductions from those gross revenues. In the year ended December 31, 2019, we recognized Revenue from sales between January and August 2019, before we began providing POS devices to our clients through a one-time and non-refundable membership fee on September 1, 2019 as discussed in “—Revenue from transaction activities and other services” above. Prior to September 1, 2019 when we introduced our membership fee for our POS devices, we earned revenue from the sale to merchants of our POS devices. We recognized this revenue at the point in time when the POS device was transferred to the merchant, which generally occurred upon delivery of the POS device to the merchant’s location. This line item also includes revenues from sales of POS device peripherals such as charging bases and protective covers. We recognize these revenues at the point in time when the equipment is transferred to the merchant, which generally occurs upon delivery of the equipment to the merchant’s location.

The amounts deducted from our Gross revenues from sales consist of: (i) PIS and COFINS, as well as the Imposto sobre Circulação de Mercadorias e Serviços tax, or ICMS, that we are required to collect on sales of devices and peripherals; and (ii) amounts corresponding to defective POS devices that are returned to us and purchases that are cancelled by merchants.

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

•

Our Transaction costs consist of interchange fees set by card schemes that are owed to the issuer of the card; assessment fees owed to card schemes; fees paid to third-party payment processors; fees paid to acquirers; and bank settlement fees. All of our Transaction costs are accounted for within our Cost of sales and services. Since we are the principal in the intermediation transaction, we recognize the transaction costs that we pay to third parties, such as card schemes and card issuers who process these transactions, within our Cost of sales and services separately from the transaction fees we receive, which we recognize on a gross basis. The transaction costs are agreed between the card schemes or card issuers and us, independently from the fees we charge our merchant clients.

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

•

Our Depreciation and amortization expenses are allocated to our Cost of sales and services as well as our Selling expenses and our Administrative expenses. The portion of our Depreciation and amortization expenses that is included in our Cost of sales and services consists mainly of: (i) the depreciation of equipment, furniture, technology and installations that form part of the cost of the goods and services that we sell; and (ii) the amortization of software that we develop internally for use in our operations.

•

Our Other expenses are allocated to our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Other expenses that is included in our Cost of sales and services consists mainly of items such as travel expenses and office supplies that form part of the cost of the goods and services that we sell.

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

•

The portion of our Depreciation and amortization expenses that form part of our Administrative expenses relates to: (i) the depreciation of the equipment, furniture, tools and technology used in our head office and back-office operations; and (ii) the amortization of software developed internally to support our head office and back-office needs, which is shown in Note 12 to our audited consolidated financial statements.

•	The portion of our Other costs that form part of our Administrative expenses includes items such as bank charges, travel, reimbursement of staff expenses and office supplies.

Financial Expenses

Our financial expenses include: (i) the charges we incur to obtain early payment of note receivables owed to us by card issuers and acquirers in order to finance the early payment of receivables feature that we offer merchants; (ii) interest expense on our other borrowings; and (iii) the cost of swaps relating to our foreign currency borrowings. Variations in our Financial expenses when expressed as a percentage of Financial income are driven by Brazilian interest rates, which determine the cost of most of our financing, together with changes in the mix of the financing we use for our early payment of receivables feature.

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

We did not have any outstanding borrowings at December 31, 2019, 2018 and 2017. For further information on our borrowings, see “—Loans and Financing.”

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

Deferred tax liabilities are recognized for all taxable temporary differences, except in certain situations explained in Note 2.14 of our audited consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and derecognized to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow for their utilization.

There is no Cayman Islands taxation on the income earned by PagSeguro Digital and as such, we do not have any tax impacts at the PagSeguro Digital level.

With respect to our subsidiaries, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets are expected to be realized and the liabilities are expected to be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes. Deferred tax assets and liabilities are presented on a net basis when there is a legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis. For our subsidiaries, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The current defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which has current defined tax rates of 25% for income tax and 15% for social contribution. As a result, changes in the consolidated effective tax rate are driven by changes in each of the entities’ effective tax rates.

Results of Operations

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.

For a discussion of our results of operations for the year ended December 31, 2017, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Results of Operations in 2018, 2017 and 2016” of our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on April 16, 2019.

Results of Operations in 2019 and 2018

	For the Years Ended December 31,
	2019	Percent Change	2018
	(in millions of reais, with the exception of percentages and per-share amounts)
Revenue from transaction activities and other services	3,376.1	48.9%	2,267.1
Revenue from sales	174.2	(53.5)%	374.6
Financial income	2,030.5	43.5%	1,414.5
Other financial income	126.4	(54.6)%	278.5

Total revenue and income	5,707.2	31.7%	4,334.7

Cost of sales and services	(2,762.1)	28.8%	(2,144.7)
Selling expenses	(565.2)	60.8%	(351.4)
Administrative expenses	(427.4)	(26.5)%	(581.7)
Financial expenses	(38.1)	22.1%	(31.2)
Other (expenses) income, net	(1.9)	(76.5)%	(8.1)

Operating profit before income taxes	1,912.5	57.1%	1,217.6

Current income tax and social contribution	(24.5)	(86.5)%	(180.9)
Deferred income tax and social contribution	(521.0)	312.5%	(126.3)

Income Tax and Social Contribution	(545.5)	77.6%	(307.2)

Net Income for the Year	1,367.0	50.2%	910.4

Attributable to:
Equity holders of the parent	1,365.6	50.2%	909.3
Non-controlling interests	1.4	27.3%	1.1
Basic earnings per share attributable to equity holders of the parent – R$	4.1613	45.4%	2.8625
Diluted earnings per share attributable to equity holders of the parent – R$	4.1475	45.4%	2.8625

Total revenue and income

Our Total revenue and income amounted to R$5,707.2 million in 2019, an increase of 31.7% from R$4,334.7 million in 2018.

Revenue from transaction activities and other services

Our Revenue from transaction activities and other services in 2019, amounted to R$3,376.1 million, an increase of R$1,109.0, or 48.9%, from R$2,267.1 million in 2018, as a result of the factors described below.

Our Gross revenue from transaction activities and other services in 2019 amounted to R$3,862.6 million, an increase of R$1,224.5 million, or 46.4%, from R$2,638.1 million in 2018.

The increase in Gross revenue from transaction activities and other services during 2019 compared to 2018 was mainly due to a continued increase in our active merchant base and TPV. Our Gross revenue from transaction activities and other services increased by a lesser percentage than our TPV, which increased to R$114.8 billion from R$76.1 billion in 2018, due to an increased volume of transactions made through debit card payments, for which our revenue from transaction fees is lower than that of credit card transactions (including credit card transactions made in installments).

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$486.6 million in 2019, or 12.6% of our Gross revenue from transaction activities and other services for the year. In 2018, Deductions from gross revenue from transaction activities and other services, totalled R$371.0 million, or 14.1% of our Gross revenue from transaction activities and other services for the year. The increase in the Deductions from gross revenue in 2019 when compared to 2018 was directly related to the increase in the gross revenue.

Revenue from sales

Our Revenue from sales in 2019 amounted to R$174.2 million, a decrease of R$200.4 million, or 53.5% from R$374.6 million in 2018, as a result of the factors describd below.

Our Gross revenue from sales in 2019 amounted to R$243.7 million, a decrease of R$270.1 million, or 52.6%, from R$513.8 million in 2018. The decrease in Gross revenue from sales in 2019 compared to 2018, was mainly due to the membership fee of our POS devices that we introduced on September 1, 2019. In order to simplify inventory control and the acquisition of POS devices by our clients, beginning on September 1, 2019 we changed the way we provide POS devices to our clients, for which revenue is deferred according to internal metrics relating to our clients. Instead of selling our POS devices, we now require a one-time and non-refundable membership fee. This arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices.

Our Deductions from gross revenue from sales in 2019 amounted to R$69.5 million, or 28.5% of our Gross revenue from sales for the year. In 2018, these Deductions totalled R$139.2 million, or 27.1% of our Gross revenue from sales for the year. The increase in these Deductions as a percentage of our Gross revenue from sales in 2019 compared with 2018 is due to the implementation of the membership fee model on September 1, 2019 described above.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$2,030.5 million in 2019, an increase of R$616.0 million, or 43.5% from R$1,414.5 in 2018. The increase in this activity in 2019 compared to 2018 was driven by growth in our TPV, which led to a higher volume of early payment of receivables.

Other financial income

Our Other financial income amounted to R$126.4 million in 2019, a decrease of R$152.1 million, or 54.6%, from R$278.5 million in 2018.

Our Other financial income in 2018 included a positive net foreign exchange variation of R$131.3 million which was related to the foreign exchange gain on our January 2018 IPO proceeds and June 2018 follow-on offering proceeds. The remaining decrease of R$20.8 million in our Other financial income in 2019 when compared with 2018 was due to income from short-term investments, which decreased significantly due to the reduction of the SELIC rate.

Expenses

Our total expenses amounted to R$3,794.6 million in 2019, an increase of R$677.5 million, or 21.7% from R$3,117.1 million in 2018. As a percentage of our Total revenue and income, our total expenses in 2019 decreased by 5.4 percentage points, to 66.5% in 2019 from 71.9% in 2018.

Cost of sales and services

Our Cost of sales and services amounted to R$2,762.1 million in 2019, an increase of R$617.4 million, or 28.8% from R$2,144.7 million in 2018. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services decreased by 3.4 percentage points, to 77.8% from 81.2% in 2018.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Revenue from transaction activities and other services, decreased to 66.2% from 66.6% in 2018. This decrease is due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments and lower interchange fee expenses as discussed in “—Revenue from transaction activities and other services” above. Our Cost of sales, expressed as a percentage of our Revenue from sales, increased to 302.0% in 2019 from 169.2% in 2018, due to the implementation of the membership fee model on September 1, 2019 described under “—Revenue from sales” above, which resulted in (i) the effect of sales taxes not passed through the merchants, such as ICMS and PIS/COFINS taxes being charged on the transfer of POS device inventory from Net+Phone to us and (ii) our recognition of the depreciation of our POS devices as we reclassified these POS devices from inventory to fixed assets.

Selling expenses

Our Selling expenses amounted to R$565.2 million in 2019, an increase of R$213.8 million, or 60.8% from R$351.4 million in 2018. As a percentage of our Total revenue and income, our Selling expenses increased by 1.8 percentage points, to 9.9% in 2019 from 8.1% in 2018. This increase in our Selling expenses as a percentage of our Total revenue and income was driven by our growth, as our selling expenses are related, in part, to the increase of our TPV and by the increase of R$101.0 million in our marketing expenses in 2019 mainly related to our promotion of PagBank.

Administrative expenses

Our Administrative expenses amounted to R$427.4 million in 2019, a decrease of R$154.3 million, or 26.5%, from R$581.7 million in 2018. This decrease was mainly due to our Share based long-term incentive plan (LTIP) expenses, which amounted to R$128.1 million in 2019 compared to R$359.2 million in 2018, due to a larger amount of LTIP grants vesting in 2018 at the time of our IPO. As a percentage of our Total revenue and income our Administrative expenses decreased by 5.9 percentage points, to 7.5% in 2019 from 13.4% in 2018.

Financial expenses

Our Financial expenses amounted to R$38.1 million in 2019, an increase of R$6.9 million, or 22.1%, from expenses of R$31.2 million in 2018. Expressed as a percentage of our Financial income, our Financial expenses represented 1.8% in 2019 and 2.2% in 2018. The increase in our Financial expenses is mainly driven by the higher volume of early payment of receivables from issuers in 2019, when compared to 2018.

The variation in our Financial expenses when expressed as a percentage of Financial income is driven by the growth in our financial income from our early payment of receivables feature that we offer merchants, early payment of receivables from issuers and Brazilian interest rates.

The decrease in our Financial expenses as a percentage of our Financial income is mainly driven by the increase of 43.5% in our Financial income in 2019, when compared to 2018. For more information regarding Brazilian interest rates, see “—Principal Factors Affecting Our Financial Condition and Results of Operations —Inflation.”

Other (expenses) income, net

Our Other (expenses) income, net, recorded expenses of R$1.9 million in 2019 and R$8.1 million in 2018. These net amounts principally reflected expenses related to civil litigation proceedings during both years.

Profit before income taxes

Our Profit before income taxes amounted to R$1,912.5 million in 2019, an increase of R$694.9 million, or 57.1%, from R$1,217.6 million in 2018. This increase was due to significant continued growth in our Total revenue and income, reflecting volume growth in both our revenue items as well growth in income from our early payment of receivables feature, as explained above.

Income tax and social contribution

Income tax and social contribution amounted to expenses of R$545.5 million in 2019, an increase of R$238.3 million, or 77.6%, from expenses of R$307.2 million in 2018. This total item consists of Current income tax and social contribution and deferred income tax and social contribution, which relates principally to the tax benefit under the Lei do Bem, which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis.

Our total effective tax rate was 28.5% in 2019, compared with 25.2% in 2018. The increase in 2019 was mainly due to income generated in 2018 by PagSeguro Digital on the exchange variation from U.S. dollars to reais in the IPO and June 2018 follow-on, which is not taxable under the Companies Law.

Net income for the year

Our Net income for the year in 2019 amounted to R$1,367.0 million, an increase of R$456.6 million, or 50.2%, from R$910.4 million in 2018. As a percentage of our Total revenue and income, our Net income for the year increased by 3.0 percentage points, to 24.0% in 2019 compared with 21.0% in 2018. This increase was principally driven by the volume growth in both our revenue items as well as growth in income from our early payment of receivables feature, as discussed above.

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.

For a discussion of our liquidity and capital resources for the year ended December 31, 2017, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Cash Flows in 2017” of our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on April 16, 2019.

General

Our principal liquidity requirements relate to the early payment of receivables feature that we offer merchants. We believe our current working capital is sufficient for present requirements. Through the date of this annual report, we have satisfied our funding and working capital requirements (i) through the cash generated by our businesses, and (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers.

The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2019	2018	2017
Liquidity and Capital Resources
Cash and cash equivalents	1,404.0	2,763.0	66.8
Net cash provided by (used in) operating activities	479.6	(1,763.2)	453.6
Net cash (used in) investing activities	(1,820.8)	(44.3)	(207.3)
Net cash (used in) provided by financing activities	(17.9)	4,503.8	(259.5)

Our cash and cash equivalents, which are held in reais, include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value. For more information, see Note 6 to our audited consolidated financial statements.

Cash Flows

Our Net Cash provided by operating activities consists of: (i) our Profit before income taxes for the year; (ii) amounts that are recorded as expenses or revenues in our statement of income but which do not affect cash; (iii) amounts representing changes in our operating assets and liabilities; (iv) the cash amounts of income taxes and social contributions that we pay during the period; and (v) the cash amounts of interest income received.

Our Cash flows used in investing activities consist of amounts paid on acquisitions, our purchases of property and equipment, our purchases of intangible assets, and our new financial investments less the payments we make to redeem existing financial investments.

Our Cash flows from financing activities consist of the proceeds from our January 2018 IPO and June 2018 follow-on offering and respective transaction costs. In 2019 and 2018, we also repurchased shares in accordance with our share repurchase program, which was approved by our board of directors in October 2018. For more information on our share repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Cash Flows in 2019

Our cash and cash equivalents at the beginning of the year ended December 31, 2019 amounted to R$2,763.1 million.

Our Profit before income taxes in the year ended December 31, 2019 was R$1,912.5 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2019 but which did not affect our cash flows totaled the positive amount of R$325.2 million, mainly due to R$93.4 million of Share-based long-term incentive plan (LTIP) expenses, R$200.6 million in Chargebacks, R$128.3 million of Depreciation and amortization recorded in our statement of income and R$105.4 million of other (income) cost, net, mainly due to interest income received from financial investments. LTIP expenses relate to equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud.

The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2019 amounted to a negative cash flow of R$2,192.5 million:

•

Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$10,477.2 million at December 31, 2019 compared to R$8,104.7 million at year-end 2018) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$3,125.5 million in the twelve months ended December 31, 2019.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$5,326.3 million at December 31, 2019 compared to R$4,324.2 million at year-end 2018). Payables to third parties represented positive cash flow of R$1,002.1 million in the year ended December 31, 2019.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$22.2 million on December 31, 2019 compared to R$30.8 million at year-end 2018). Receivables from (payables to) related parties represented negative cash flow of R$8.6 million in the year ended December 31, 2019.

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$14.2 million in the year ended December 31, 2019.

•

Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$32.9 million in the year ended December 31, 2019.

•

Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$256.3 million at December 31, 2019 compared to R$165.2 million at year-end 2018). Trade payables represented positive cash flow of R$90.0 million in the year ended December 31, 2019.

•

Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by Brazilian central bank. This item represented negative cash flow of R$161.4 million.

We paid income tax and social contribution in cash totaling R$88.2 million and recorded a positive cash flow of R$522.5 million related to interest income received in cash in 2019.

As a result of the above, our Net Cash provided by operating activities in the year ended December 31, 2019 totaled R$479.6 million.

Our Cash flows used in investing activities in the year ended December 31, 2019 totaled R$1,820.8 million. This amount consisted of R$365.1 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$328.3 million in purchases of property and equipment, mainly related to POS device purchases and R$1,109.6 million related to the acquisitions of investments in Brazil’s government treasury bonds (“LFTs”). For more information on our intangible assets, see Note 12 to our audited consolidated financial statements.

Our Cash flows used in financing activities in the year ended December 31, 2019 totaled R$17.9 million, principally related to our acquisition of a 49% non-controlling interest in R2Tech Informática Ltda. in February 2019.

After considering the total decrease in Cash and cash equivalents of R$1,359.1 million in 2019, as discussed above, our Cash and cash equivalents at December 31, 2019 amounted to R$1,404.0 million.

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

We paid income tax and social contribution in cash totaling R$203.6 million and we recorded a positive cash flow of R$394.6 million related to interest income received in cash in 2018.

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

Loans and Financings

We had no third-party borrowings at December 31, 2019 and 2018. For further information on our financing activities, see Note 24 to our audited consolidated financial statements.

For a discussion of third-party borrowings at December 31, 2017, see “Item 5. Operating and Financial Review and Prospects—Loans and Financings” of our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on April 16, 2019.

Capital Expenditures

The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for each of the years ended December 31, 2019 and 2018 were R$693.4 million and R$253.6 million, respectively, most of which related to data processing equipment, machinery and equipment, devolpment of software and technology and software licenses, all in Brazil. All of our capital expenditures are funded with internal resources.

For further information on our capital expenditures, see Notes 11 and 12 to our audited consolidated financial statements.

For a discussion of our capital expenditures for the year ended December 31, 2017, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” of our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on April 16, 2019.

Commitments and Contractual Obligations

Our contractual obligations at December 31, 2019 consisted of obligations to purchase POS devices and platform technology for our acquirer operations as follows:

	At December 31, 2019
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)
POS device purchases	1,148.9	—	—	—	1,148.9
Acquirer platform technology	2.0	—	—	—	2.0

Total	1,150.9	—	—	—	1,150.9

Off-Balance Sheet Arrangements

Other than the contractual obligations shown above, we do not have any off-balance sheet arrangements and did not have any such arrangements for the years ended December 31, 2019 and 2018.

For a discussion of off-balance sheet arrangements for the year ended December 31, 2017, see “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” of our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on April 16, 2019.

Significant Accounting Estimates and Judgments

The preparation of financial statements requires the use of certain significant accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are described below and in Note 3 to our audited consolidated financial statements.

Significant accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Based on assumptions, PagSeguro Digital makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions year are addressed below:

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

Provision for contingencies

PagSeguro Digital recognizes provisions for civil and labor suits. We recognize provisions for legal proceedings in our financial statements when we have a present legal or constructive obligation as the result of past events and we are advised by independent outside counsel that: (i) it is probable that an outflow of resources will be required to settle the obligation; and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors.

Our board of directors is composed of seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017, Luis Frias, Eduardo Alcaro and Ricardo Dutra da Silva were appointed on December 18, 2017, Noemia Gushiken was appointed on January 23, 2018, Cleveland Prates Teixeira was appointed on December 18, 2018, effective January 1, 2019, and Marcia Nogueira de Mello was appointed on March 16, 2020. All current members of our board of directors have been appointed to serve for an indefinite period.

We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

In 2020, we were rrecognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on our board of directors.

The table below sets forth certain information of the current members of our board of directors:

Name	Title	Date of Birth
Luis Frias	Chairman	April 6, 1963
Eduardo Alcaro	Director	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Ricardo Dutra da Silva	Director	December 1, 1975
Noemia Gushiken*	Director	November 3, 1972
Cleveland Prates Teixeira*	Director	August 15, 1966
Marcia Nogueira de Mello*	Director	March 14, 1965

*	Independent according to SEC and NYSE rules.

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

Ricardo Dutra da Silva. Mr. Dutra has been a member of our board of directors and our Executive Officer since December 18, 2017. He has been Chief Executive Officer of PagSeguro Brazil and Chief Executive Officer of UOL Digital Content and Products since 2016. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as Country Manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV) in São Paulo, and a full-time MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.

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

Marcia Nogueira de Mello. Ms. Mello holds a bachelor’s degree in computer science from the Mackenzie Presbitarian University (Universidade Presbiteriana Mackenzie) in São Paulo, Brazil. From 1984 until 1997, she worked for several information technology services companies, and since 1997 she has dedicated her career to the payments market, working for a series of companies in the industry, including Hypercom (1997/2004), Verifone (2004/2006), Sagem (2006/2007), and Electronic Data Systems (2007/2008), an HP company focusing on payments processing systems, business process outsourcing (BPO) and infrastructure. From 2008 until 2011 she worked at Cielo, first as IT Director, managing architecture, IT innovation and strategy, projects and certification and later as Commercial Director, to develop alternative sales channels (banks, enterprise resource planning (ERP) companies, independent sales organizations (ISO), etc.). From 2011 until 2013 she rejoined the VeriFone Group to develop the Brazilian market for Point, a new business unit dedicated to expanding alternative payments infrastructure. After that, from 2013 until 2014 she acted as the Commercial Director for Elavon do Brasil for medium and large accounts. In mid-2014, she assumed the role of CEO of Global Payments South America and of member of the Board of Directors at Global Payments Serviços de Pagamentos Brazil. Since the beginning of 2020, Ms. Mello has focused on mentoring young executives and preparing women from underprivileged communities to enter the job market.

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

The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01452-002 São Paulo –SP, Brazil.

Audit Committee

Our board of directors has established an audit committee. Members will serve on this committee until the earliest of: (i) the moment they cease to be a director; (ii) their resignation; or (iii) as otherwise determined by our board of directors. Our audit committee currently consists of three members, including Marcia Nogueira Mello, Noemia Gushiken and Cleveland Prates Teixeira. All of our audit committee members satisfy the “independence” requirements of the NYSE rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Noemia Gushiken satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

The variable component consists of cash bonuses and awards of restricted shares (or the cash equivalent) under the LTIP and the LTIP-Goals, as discussed below. Cash bonuses are paid to executive officers and members of our management based on the previously agreed corporate results-sharing plan (plano de participações nos resultados) and overall targets for the business.

Certain of our directors and officers receive compensation from UOL for services rendered to PagSeguro. The related cost is apportioned between UOL and PagSeguro in accordance with the services that are rendered.

The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2019 was R$127 million. This includes benefits paid in kind and variable compensation.

Long-Term Incentive Plan – Goals

LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by our board of directors, and ratified on both August 7, 2019 and February 21, 2020. We believe the LTIP-Goals will help us attract and retain individuals who have a high potential to contribute to our success, and further align their interests with ours. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of our Chairman of our board of directors and two officers of UOL.

Beneficiaries under the LTIP-Goals are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in our corporate results-sharing plan for any given year. If any portion of an award is payable in Class A common shares, the relevant value will be converted into Class A common shares on the last business day of January 2020 for awards related to 2019 and, beginning in 2021, on the last business day of March following the year for which such amount was awarded.

At March 31, 2020, a total of 105,092 new Class A common shares were issued without cash consideration to certain members of our management who are beneficiaries under the LTIP-Goals.

We expect that all of the directors of PagSeguro Digital Ltd., except for Noemia Gushiken, Cleveland Prates Teixeira and Marcia Nogueira Mello will be named beneficiaries under the LTIP-Goals.

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

Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date. Under the terms of the LTIP, upon completion of our IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of our company at our IPO price. The number of Class A common shares issued with respect to the vested LTIP rights was calculated, pursuant to each beneficiary’s individual LTIP agreement, based on our IPO price of US$21.50 per Class A common share. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date, at the discretion of the LTIP Committee, by either (i) delivery of a fixed number of Class A common shares of PagSeguro Digital, or (ii) the equivalent in cash of the fixed number of shares at the current fair value. The vesting conditions of the LTIP awards include the completion of our IPO and the attainment of certain service conditions. Upon completion of our IPO in January 2018, payment of future LTIP rights became probable, resulting in us commencing to recognize compensation expenses related to each beneficiary’s LTIP rights.

At March 31, 2020, a total of 4,144,565 new Class A common shares were issued without cash consideration to certain members of our management who are beneficiaries under the LTIP, upon closing of our IPO and in the following months.

All of the directors of PagSeguro Digital Ltd., except for Noemia Gushiken, Marcia Nogueira Mello and Cleveland Prates Teixeira, are beneficiaries under the LTIP.

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

Share Ownership

The total number of common shares owned by our management as of March 31, 2020 was 4,849,657 Class A common shares (including treasury shares) and 148,870,861 Class B common shares. Except for Luis Frias, no member of our management beneficially owns one percent or more of our common shares.

Our Team

We believe that our team is one of PagSeguro’s most important assets. Our highly experienced management team has extensive experience in all areas of the Brazilian payments market, with in-depth knowledge of online payments, retail, financial services, technology, payment processing, in-person electronic payments, acquiring and card issuance. Together, this management experience covers all of our customers’ needs, allowing us to plan the future of PagSeguro.

Our culture reflects UOL’s innovation-driven focus, instilling in our professionals a passion for customers and merchants and motivating them to provide next-generation payment capabilities in Brazil. At December 31, 2019, our total team consisted of 3,399 people, including 821 employees plus outsourced staff, all located in Brazil. At December 31, 2019, our employees had an average age of 33, 99% of whom held a bachelor’s degree or higher and 32% of whom were women, with 56% of our employees specializing in products and engineering. We also offer a long-term motivation plan for key professionals and apply meritocratic methods to engage all our professionals, recognize their value and keep them motivated. The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations.

	As of December 31,
	2019	2018	2017
Products and Engineering	1,070	515	327
Commercial, Marketing and Operations	1,293	499	302
Administrative	215	140	87

Total	2,578	1,154	716

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

Major Shareholders

The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL (our controlling shareholder and parent company), our major shareholders and members of our management, as a single group, as of March 31, 2020.

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

The percentages of beneficial ownership in the table below are based on 180,143,045 outstanding Class A common shares (including treasury shares) and 148,870,861 outstanding Class B common shares. As of March 31, 2020, approximately 45.24% of our Class A common shares (including treasury shares) were held of record by 148,850,161 record holders in the United States, and 0.00% of our Class B common shares were held of record in the United States.

The holders of our Class A common shares and Class B common shares have identical rights, except that UOL as holder of Class B common shares: (i) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (ii) has certain conversion rights; and (iii) is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information, see “Item 10. Additional Information—Memorandum and Articles of Association—Preemptive or Similar Rights” and “Item 10. Additional Information—Memorandum and Articles of Association—Conversion.” Each Class B common share is convertible into one Class A common share.

	Shares Beneficially Owned				% of Total Voting Power (1)
	Class A		Class B
Name	Shares	%	Share	%
Universo Online S.A.(2)	600,000	0.3%	148,870,861	100.0%	89.3%
Capital Group(3)	58,587,464	32.5%	—	—	3.5%
Invesco Ltd.(4)	18,746,710	10.4%	—	—	1.1%
Artisan Partners(5)	11,375,993	6.3%	—	—	0.7%
Fidelity Investments(6)	10,391,539	5.8%	—	—	0.6%
Treasury	1,066,185	0.6%	—	—	0.0%
Management	4,249,657	2.4%	—	—	0.3%

Others	75,125,497	41.7%	—	—	4.5%

Total	180,143,045	100.0%	148,870,861	100%	100.0%

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

(2)	Consists of shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(3)	Consists of shares beneficially owned by the Capital Group. The address for the Capital Group is 333 South Hope Street, Los Angeles, CA, USA 90071.
(4)

Consists of shares beneficially owned by Invesco Ltd. (parent holding company to its investment advisers Invesco Advisers, Inc., Invesco Asset Management Ltd and Invesco Capital Management LLC). The address for Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia, USA 30309.

(5)

Consists of shares beneficially owned by Artisan Partners LP, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. The address of Artisan Partners LP, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(6)

Consists of shares beneficially owned by FMR LLC (a holding company of Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research (Hong Kong) Limited, Fidelity Personal Trust Company, FMR Co., Inc., FMR Investment Management (UK) Limited and Strategic Advisers LLC) and Abigail P. Johnson. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts, USA 02210.

Prior to our IPO, UOL held 100% of our outstanding common shares, totaling 262,288,607 Class B common shares. In our IPO, UOL converted 70,267,746 Class B common shares to Class A common shares. Such converted shares were subsequently sold in our IPO, bringing UOL’s total number of Class B common shares held to 192,020,861. In our June 2018 follow-on offering, UOL converted 26,400,000 Class B common shares to Class A common shares. Such converted shares were subsequently sold in our June 2018 follow-on offering bringing UOL’s total number of Class B common shares held to 165,620,861. In our October 2019 follow-on offering, UOL converted 16,750,000 Class B common shares to Class A common shares. Such converted shares were subsequently sold in our October 2019 follow-on offering bringing UOL’s total number of Class B common shares held to 148,870,861.

There is currently no shareholders’ agreement in place.

Related Party Transactions

The total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by UOL and other affiliated companies in the year ended December 31, 2019 was R$223.3 million, representing 5.9% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by affiliated companies during the year, 75.4% were provided by UOL, 16.7% were provided by UOL Diveo and 7.7% were provided by Transfolha and 0.2% where provided by other related parties. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2019 for an amount of R$2.6 million. For more information, see Note 9 to our audited consolidated financial statements.

Prior to our IPO, PagSeguro’s cash management was centralized with UOL, leading to positive or negative balances with UOL from time to time as referred to in Note 9 to our audited consolidated financial statements. When PagSeguro provided cash to UOL or UOL provided cash to PagSeguro, these transactions did not include interest. Our cash management was separated from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that relate to prior cash management activities began accruing interest from the date of completion of our IPO, and any such balances were repaid by UOL following completion of our IPO.

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

Software Development and Implementation Services Agreement

PagSeguro Brazil and Compasso Techonogia Ltda., or Compasso, a subsidiary of UOL Diveo, are party to a software development and implementation services agreement under which Compasso provides software development and/or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an application programming interface (API) system.

UOL Diveo Agreements

Cloud Services Agreement

PagSeguro Brazil is party to two agreements with UOL Diveo under which UOL resells cloud services provided by Amazon Web Services, Inc., or AWS, and Microsoft Ireland Operations Limited, or Microsoft, to PagSeguro Brazil, through technical and commercial proposals. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support and information technology infrastructure services. PagSeguro Brazil may manage its data through online access or specific software provided by AWS and Microsoft. UOL Diveo, as a reseller of the services, is not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.

UOL Cloud Agreement

PagSeguro Brazil and UOL Diveo are party to an agreement pursuant to which UOL Diveo provides PagSeguro Brazil with information technology infrastructure services and access to the OpenStack public cloud and the VirtuStream virtual private cloud. Under this agreement, UOL Diveo also provides PagSeguro with virtual computational resources and services for the creation and use of a processing environment, data storage and provision of internet access.

Hosting Agreement

PagSeguro Brazil and UOL Diveo are party to a hosting agreement under which UOL Diveo provides data storage services to PagSeguro Brazil through a series of technical, commercial and business proposals. These services include the lease of equipment, software licenses, assignment of information technology infrastructure, the provision of space, storage, internet access and information technology infrastructure services to PagSeguro Brazil’s data centers. In addition, under technical proposal OPT-17-21638 related to the hosting agreement, UOL Diveo also provides PagSeguro Brazil with payment methods monitoring and invoice issuing services and under technical proposal OPTs 18/25482 and 19/26811, UOL Diveo provides PagSeguro Brazil with services related to the monitoring and response to possible cyberattacks.

Telecommunications Services Agreement

PagSeguro Brazil and UOL Diveo are party to an agreement under which UOL Diveo provides telecommunication services, through a series of technical, commercial and business proposals, that allow PagSeguro Brazil to offer national and international transmission capacity (voice, data and images) and the submission and reception of multimedia information to its customers throughout the telecommunications network of UOL Diveo or third parties. Pursuant to this agreement and the related proposals, UOL Diveo also provides certain related information technology infrastructure services and telecommunications infrastructure services as well as the installation, setup, guarantee, support and maintenance of certain telecommunications equipment.

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

UD Tecnologia Agreements

Colocation Agreement

PagSeguro Brazil and UOL Diveo entered into a colocation agreement dated as of July 1, 2019, as amended from time to time, under which UOL Diveo provided colocation services to PagSeguro Brazil, including the provision of space and information technology infrastructure services at PagSeguro Brazil’s data centers. On December 1, 2019, UOL Diveo assigned this colocation agreement to UD Tecnologia and UD Tecnologia begain to provide these services to PagSeguro Brazil.

Transfolha Agreements

Transportation Services Rendering Agreement

Net+Phone and Transfolha Transporte e Distribuição Ltda. entered into a service rendering agreement dated October 8, 2019, as amended from time to time, under which Transfolha Transporte e Distribuição Ltda. provides Net+Phone with certain logistics and equipment handling services, including inventory control in warehouses and receiving and shipping POS devices and chips.

In connection with the service rendering agreement, Transfolha Transporte e Distribuição Ltda., Net+Phone and PagSeguro Brazil entered into three commercial sublease agreements under which Transfolha Transporte e Distribuição Ltda. subleases commercial space in Minas Gerais, Rio de Janeiro and São Paulo to Net+Phone and PagSeguro Brazil for the each sublessee to use for its business activities. The commercial sublease agreement with respect to the sublease of commercial space in Minas Gerais and the commercial sublease agreement with respect to the sublease of commercial space in Rio de Janeiro are both dated as of August 19, 2019. The commercial sublease agreement with respect to the sublease of commercial space in São Paulo is dated as of September 30, 2019.

Net+Phone and Transfolha Transporte e Distribuição Ltda. entered into a transportation services rendering agreement dated December 23, 2015, as amended from time to time. On October 25, 2016, pursuant to the first amendment to the transportation services rendering agreement, PagSeguro Brazil became a party to the transportation services rendering agreement. Pursuant to the transportation services rendering agreement, as amended, Transfolha Transporte e Distribuição Ltda. provides Net+Phone and PagSeguro Brazil with certain multimodal mobile equipment transportation services, including pickup and delivery of mobile equipment.

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

We are subject to a number of proceedings in the Brazilian judicial and administrative court systems, relating to civil, tax and labor law claims. We believe these proceedings are normal and incidental to the operation of a business in Brazil. We recognize provisions for legal proceedings in our financial statements when we are advised by independent outside counsel that: (i) it is probable that an outflow of resources will be required to settle the obligation; and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

The amounts we had accrued in our financial statements as at December 31, 2019 for all types of legal proceedings for which we believe a loss is probable were R$9.6 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Digital.”

We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. At December 31, 2019, we had judicial deposits in an aggregate amount of R$1.4 million.

Civil Proceedings

The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.

At December 31, 2019, we were party to approximately 4,700 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON. At December 31, 2019, we had recorded R$9.1 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for the withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution.

At December 31, 2019, we were not a party to any civil lawsuits involving risks classified by management as possible losses. For more information, see Note 16 of our audited consolidated financial statements.

We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. At December 31, 2019, we had judicial deposits for civil proceedings in an aggregate amount of R$1.3 million.

Labor Proceedings

At December 31, 2019, we were party to approximately 46 labor-related judicial and administrative proceedings for which we recorded a provision of R$0.4 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities.

We are not a party to any labor lawsuits involving risks classified by management as possible losses. For more information, see Note 16 of our audited consolidated financial statements.

Tax and Social Security Proceedings

At December 31, 2019, we had made judicial deposits of R$21.8 million related to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS), R$134.2 million related to Brazilian social security (Contribuição para o Financiamento da Seguridade Social, or COFINS) relating to our financial income, R$31.0 million related to ISS and R$108.0 million related to ICMS taxes and R$3.0 million related to other tax matters. Our PIS and COFINS judicial deposits relate to a tax proceeding filed by us to challenge certain Brazilian regulations that changed the PIS/COFINS taxation regime. Laws Nos. 10,637/2002 and 10,833/2003 increased the PIS and COFINS calculation basis, which was previously assessed on operating revenues and expanded to cover all types of revenue, including revenues generated by financial investments, with a few exceptions. Since the issuance of Decree No. 5,164/2004, taxpayers subject to the non-cumulative PIS/COFINS methodology, like our company, were subject to PIS and COFINS at a 0% tax rate on financial income. On April 1, 2015, the Brazilian government published Decree No. 8,426/2015, which increased the PIS and COFINS rates levied on financial income by legal entities subject to the non-cumulative methodology to 0.65% and 4%, respectively. In December 2015, we filed a tax proceeding alleging the unconstitutionality of the PIS/COFINS increase on financial income by Decree No. 8,426/2015, based on violation of the constitutional principle of legality, which provides that an increase in existing taxes can only be implemented by federal law. As an alternative request, we asked the court to recognize our right to discount PIS/COFINS tax credits from financial expenses incurred by us. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these PIS/COFINS payments in escrow while this payment obligation is discussed in court. For more information, see Note 15 to our audited consolidated financial statements and “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our Results of Operations.”

Our ISS judicial deposits relate to two tax proceedings filed by us against the São Paulo municipality to challenge certain regulations recently enacted that changed the municipality to which the ISS is due from the municipality where the service provider (PagSeguro) is located to the municipality where the clients are located (which in our case means the municipality where the POS device is used). Given that this new ISS collection rule is being challenged, we are currently making judicial deposits of the amounts supposedly due to the São Paulo municipality and recognizing a provision for differences with the ISS charged by other municipalities. For more information, see Note 15 to our audited consolidated financial statements.

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

Our judicial deposits related to other tax matters total R$3 million. We do not consider any of these other tax matters material.

As December 31, 2019, we were party to tax lawsuits classified by legal advisors as possible losses which involved an aggregate amount of R$66.1 million and for which no provision has been made.

Dividend Policy

For our policy on dividend distributions, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”

ITEM 9.	THE OFFER AND LISTING

Plan of Distribution

Not applicable.

Trading Markets

Our Class A common shares are listed on the NYSE under the symbol “PAGS.” Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. At March 31, 2020, the Class A common shares represented 54.25% of our shares and 100% of our current global public float.

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

Issuances of Shares

Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, PagSeguro Digital’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. PagSeguro Digital is prohibited under its Articles of Association from issuing shares or warrants to bearer.

PagSeguro Digital’s Articles of Association provide that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to: (i) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profit; (ii) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (iii) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to receive a number of Class B common shares that would allow them to maintain their proportional ownership interests in PagSeguro Digital. For more information see “—Preemptive or Similar Rights.”

PagSeguro Digital’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then outstanding Class A common shares.

Fiscal Year

PagSeguro Digital’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that: (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share; (ii) Class B common shares have certain conversion rights; and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

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

Conversion

The outstanding Class B common shares are convertible at any time as follows: (i) at the option of the holder, a Class B common share may be converted at any time into one Class A common share; or (ii) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, companies, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the voting power of the outstanding Class B common shares represents less than 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding.

No class of PagSeguro Digital’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not PagSeguro Digital is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of (i) any tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which PagSeguro Digital is a party, or (ii) any tender or exchange offer by PagSeguro Digital to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

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

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation or company, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

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

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and PagSeguro Digital’s Articles of Association.

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

Changes to Capital

Pursuant to the Articles of Association, PagSeguro Digital may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into shares and reconvert such shares into paid up shares of any denomination;

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

In addition, subject to the provisions of the Companies Law and PagSeguro Digital’s Articles of Association, PagSeguro Digital may:

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

PagSeguro Digital’s Class A common shares are traded on the NYSE in book-entry form and may be transferred in accordance with PagSeguro Digital’s Articles of Association and NYSE’s rules and regulations.

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

On October 30, 2018, PagSeguro Digital announced the adoption of its share repurchase program in an aggregate amount of up to US$250 million in outstanding Class A common shares traded on the NYSE. PagSeguro Digital’s share repurchase program went into effect in the fourth quarter of 2018 and does not have a fixed expiration date. The program may be executed in compliance with Rule 10b-18 under the Exchange Act.

Dividends and Capitalization of Profits

PagSeguro Digital has not adopted a dividend policy with respect to payments of any future dividends. Subject to the Companies Law, PagSeguro Digital’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but for the avoidance of doubt no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to PagSeguro Digital. Unless otherwise provided by the rights attached to shares and the Articles of Association of PagSeguro Digital, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date), except: (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (ii) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of PagSeguro Digital’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares: (i) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (ii) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

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

PagSeguro Digital’s directors are Luis Frias, Eduardo Alcaro, Maria Judith de Brito, Ricardo Dutra da Silva, Noemia Gushiken, Cleveland Prates Teixeira and Marcia Nogueira de Mello. Ms. Gushiken, Mr. Teixeira and Ms. Mello are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

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

Upon the completion by PagSeguro Digital of its IPO, the board of directors put in place an audit committee. See “Item 6. Directors, Senior Management and Employees—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us, or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

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

Under Cayman Islands law, PagSeguro Digital must keep a register of shareholders that includes:

•

the names and addresses of the shareholders, a statement of the class and number of shares held by each member, and whether such shares carry voting rights, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of PagSeguro Digital, the person or member aggrieved (or any shareholder of PagSeguro Digital, or PagSeguro Digital itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register of shareholders.

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

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against PagSeguro Digital, or derivative actions in PagSeguro Digital’s name, to challenge: (i) an act which is ultra vires or illegal; (ii) an act which constitutes a fraud against the minority and the wrongdoers themselves control PagSeguro Digital; and (iii) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

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

For these purposes: (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (ii) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by: (i) a special resolution of the shareholders of each constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Register of Companies of the Cayman Islands together with a declaration as to: (i) the solvency of the consolidated or surviving company; (ii) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (iii) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (iv) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (v) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (vi) a list of the assets and liabilities of each constituent company; (vii) the non-surviving constituent company has retired from any fiduciary office held or will do so; (viii) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (ix) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

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

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their company to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. PagSeguro Digital’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

A general notice may be given by a director to the board of directors to the effect that: (i) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (i) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to PagSeguro Digital’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us, or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

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

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC maintains our shareholders’ register and acts as our transfer agent, registrar and paying agent for the Class A common shares. The Class A common shares are traded on the NYSE in book- entry form. The transfer agent, registrar and paying agent’s address is 6201 15th Avenue, Brooklyn, NY, 11219, and its telephone number is +1 (800) 937-5449 or +1 (718) 921-8124.

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

As a Cayman Islands exempted company with limited liability, we have received an undertaking from the Cabinet Office of the Cayman Islands, dated August 10, 2017, as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations and, in addition, no such tax shall be payable:

(i)	on or in respect of our shares (including our Class A common shares), debentures or other obligations; or

(ii)

by way of withholding in whole or in part of any payment of dividend or other distribution of income or capital to any holder of our shares (including our Class A common shares) or any payment of interest or other sums due under our debentures or other obligations.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of our Class A common shares. This discussion deals only with Class A common shares that are held as capital assets for U.S. federal income tax purposes by a United States Holder (generally property held for investment).

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

•

a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in Section 7701(a)(30) of the Code (as defined below)) have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person (as defined in Section 7701(a)(30) of the Code (as defined below)).

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed regulations, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions thereunder at the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a person holding our Class A common shares in a retirement account or other tax-deferred account;

•	a tax-exempt organization;

•	a person holding our Class A common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who owns directly, indirectly or constructively, 10% or more of our shares by vote or value;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in our Class A common shares, you should consult your tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, beneficial ownership and disposition of our Class A common shares.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company” below.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the alternative minimum tax or the effects of any state, local, non-United States tax laws or any estate and gift tax laws. If you are considering the purchase of our Class A common shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, beneficial ownership and disposition of our Class A common shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation so long as certain holding period and other requirements are met. A foreign corporation is treated as a qualified foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as discussed below); and (ii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules, or (B) the stock with respect to dividends paid by that corporation is readily tradable on an established securities market in the United States, such as the NYSE. Our Class A common shares are listed on the NYSE.

We believe that dividends we pay on our Class A common shares will meet the conditions required for the reduced tax rate. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated (whether under a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Passive Foreign Investment Company

We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income, the composition, nature and valuation of our assets (including goodwill), all of which are subject to change, and which may be determined in large part by reference to the market value of our shares, which may be volatile, and our corporate structure and the classification for U.S. federal income tax purposes of our subsidiaries. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets (including goodwill) and income for this purpose, and the application of these rules is uncertain in some respects. Moreover, the determination of the value of our assets (including goodwill and certain other intangible assets) may depend on our market capitalization, and that market capitalization may fluctuate. Accordingly, due to the lack of directly applicable authority regarding the foregoing, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of our gross income consists of passive income (the “income test”). For purposes of the asset test, any cash, including proceeds from the public offering, will generally be treated as a passive asset and the amount of cash held by us in any year will depend, in part, on when we spend the cash raised from the public offering and generated in our operations. Furthermore, to the extent any of our receivables are considered to give rise to passive income, such receivables will be considered passive assets for purposes of the asset test. In addition, the determination of our PFIC status will depend upon the nature of the assets acquired by us. Moreover, the determination of the value of our assets (including goodwill and certain other intangible assets) may depend on our market capitalization, and that market capitalization may fluctuate. Accordingly, there can be no assurance that we will satisfy the asset test in the current or any future year.

For purposes of the income test, passive income generally includes dividends, interest (including certain types of income that are equivalent to interest), royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own (directly or indirectly) at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and as receiving directly our proportionate share of the other corporation’s income.

If we are or become a PFIC for any taxable year during which you hold our Class A common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received on such Class A common shares and any gain realized from a sale or other disposition, including a pledge, of Class A common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A common shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Class A common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge (at the rate generally applicable to underpayments of tax) will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A common shares, you generally will be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Class A common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if you had sold our Class A common shares for its fair market value on the last day of the last taxable year during which we were a PFIC. If such an election is made, any gain from the deemed sale is generally treated as an excess distribution. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules relating to PFICs and excess distributions discussed above, you may make a mark-to-market election with respect to our Class A common shares provided such Class A common shares are treated as “marketable stock.” The Class A common shares generally will be treated as marketable stock if they are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations), such as the NYSE. Our Class A common shares are listed on the NYSE.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of our Class A common shares at the end of the year over your adjusted tax basis in the Class A common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A common shares will be increased by the amount of any income inclusions and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of our Class A common shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. If you make a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “—Taxation of Dividends” would not apply.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A common shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election in the event that we are or become a PFIC.

If we are a PFIC for any taxable year during which you hold our Class A common shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. A United States Holder may not make a mark-to-market election with respect to the shares of any lower-tier PFIC. Thus, the mark-to-market election is not available to mitigate the adverse tax consequences attributable to any lower-tier PFIC.

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

Sale, Exchange or Other Taxable Disposition

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the Class A common shares in an amount equal to the difference between the amount realized for the Class A common shares and your adjusted tax basis in the Class A common shares. Your initial tax basis in the Class A common shares will be the U.S. dollar value of the purchase price determined on the date of purchase. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if you have held the Class A common shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you generally will be treated as U.S.source gain or loss.

Net Investment Income Tax

Certain United States Holders who are individuals, estates and trusts will be subject to a 3.8% federal tax on some or all of their “net investment income.” Net investment income generally includes gross income from dividends and gains from the sale of property (unless income is derived in the ordinary course of the conduct of a trade or business other than a trade or business that consists of certain passive or trading activities). United States Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this additional tax.

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

In addition, if you are an individual, you should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. You are encouraged to consult your own tax advisors regarding the application of the information reporting rules to the Class A common shares and the application of these additional reporting requirements to your particular situation.

YOU ARE ENCOURAGED TO CONSULT YOUR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, BENEFICIAL OWNERSHIP AND DISPOSITION OF CLASS A COMMON SHARES.

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

Subsidiary Information

Not applicable.

Common Shares Eligible for Future Sale

As of March 31, 2020, PagSeguro Digital had 180,143,045 Class A common shares (including treasury shares), par value of US$0.000025 per share, issued and outstanding, and 148,870,861 Class B common shares, par value of US$0.000025 per share, issued and outstanding.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose us to a variety of financial risks: foreign exchange risk, fraud risk (chargebacks), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures, when applicable. As of December 31, 2019 and 2018, we had no derivative financial instruments as we had no indebtedness. See, Note 23 to our audited consolidated financial statements.

Among the main market risk factors that may affect the PagSeguro business are the following:

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. At December 31, 2019, 2018 and 2017, we did not have any borrowings.

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

Credit Risk

Credit risk is managed on a group basis. This risk is limited to the possibility of default by (i) card issuers, who are required to transfer the fees charged for transactions carried out by their card holders to the credit and debit card schemes, and/or (ii) acquirers, which we use to approve transactions with card issuers.

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

No credit limits were exceeded in 2019, 2018 or 2017. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.

Liquidity Risk

We manage liquidity risk by maintaining cash reserves, positive working capital and bank credit lines on receivables from issuing banks. We continuously monitor actual and projected cash flows, and match the maturity profile of our financial assets and liabilities in order to ensure we have sufficient funds to honor our obligations to third parties and meet our operational needs.

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

On June 18, 2018, we commenced our follow-on offering. On June 26, 2018, we closed our follow-on offering, pursuant to which we issued and sold 11,550,000 Class A common shares and UOL sold 24,400,000 Class A common shares. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as the underwriters in our June 2018 follow-on offering. The 35,950,000 registered Class A common shares were sold to the public at a price of US$29.25 per Class A common share, for an aggregate price of US$1,110,037,500. We incurred approximately US$1.8 million in expenses related to our June 2018 follow-on offering and paid approximately US$7.9 million in underwriting discounts and commissions.

On October 16, 2019, we commenced our follow-on offering by our selling shareholder, UOL. On October 21, 2019, we closed our follow-on offering, pursuant to which UOL sold 16,750,000 Class A common shares. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as the as the representatives of the underwriters in our October 2019 follow-on offering. The 16,750,000 registered Class A common shares were sold to the public at a price of US$39.00 per Class A common share, for an aggregate price of US$653,250,000. The expenses related to our October 2019 follow-on offering and the underwriting discounts and commissions were paid by UOL.

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

We did not receive any proceeds from the sale of common shares by UOL in our January 2018 IPO June 2018 follow-on offering and October 2019 follow-on offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, including our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer as of December 31, 2019. Based on this evaluation, our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were adequate and effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive Officer and our Chief Financial and Investor Relations Officer and Chief Accounting Officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with IFRS, as issued by the IASB.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Our management’s report did not include the attestation of BancoSeguro S.A., an acquired company in 2019 which constituted 9% and 1% of total and net assets, respectively, as of December 31, 2019 and 3% and 2% of total revenue and income and net income for the year, respectively, for the year then ended, pursuant to rules of the SEC, which allow us not to include the acquired businesses, that occurred in the fiscal year. For details about BancoSeguro S.A., see Note 4 to our audited consolidated financial statements.

Our management’s report was subject to attestation by Ernst & Young Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2019. This report appears on page F-5 of this Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We consider ethics to be an essential value for our reputation and longevity. PagSeguro Digital, including all of our employees, is subject to UOL’s Code of Ethics and Conduct and UOL’s Code of Ethics and Conduct – Mobbing and Sexual Harrassment, which we refer to, together with UOL’s Code of Ethics and Conduct, as the Code of Ethics. We will report each year under Item 16B of our annual report on Form 20-F any waivers of the Code of Ethics, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics governs all relations between companies in the UOL group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society). A copy of the Code of Ethics is available on our website at https://investors.pagseguro.com/Officers-and-Directors/documents/default.aspx.pdf (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be, incorporated into this annual report).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2019 and 2018. Our independent accounting firm was Ernst & Young Auditores Independentes for the year ended December 31, 2019 and PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2018.

	Year ended December 31,
	2019	2018
	(in thousands of reais)
Audit fees(1)	2,575.6	2,687.6
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	89.2	—

Total	2,664.8	2,687.6

(1)

“Audit Fees” include fees for: (i) the audit of our annual consolidated financial statements for the years ended December 31, 2019 and 2018 prepared in accordance with IFRS, as issued by the IASB; (ii) the review of our interim financial statements for the three-month periods ended March 31, 2019 and 2018, for the six-month periods ended June 30, 2019 and 2018 and for the nine-month periods ended September 30, 2019 and 2018; and (iii) the preparation and issuance of comfort letters in connection with our January 2018 IPO, June 2018 follow-on offering and October 2019 follow-on offering.

(2)	“All other fees” include fees for consulting and training services provided by PricewaterhouseCoopers Auditores Independentes.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the SEC, in connection with the establishment of our audit committee (which was undertaken as a result of our IPO in January 2018), we introduced a procedure for the review and pre-approval of any services performed by our independent auditors, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of our independent auditors for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.

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

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased	Average Price Paid Per Class A Common Share (R$)(2)(3)	Total Number of Class A Common Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program(1) (US$, in millions)
January 2019	—	—	—	—
February 2019	—	—	—	—
March 2019	—	—	—	—
April 2019	—	—	—	—
May 2019	—	—	—	—
June 2019	—	—	—	—
July 2019	—	—	—	—
August 2019	—	—	—	—
September 2019	—	—	—	—
October 2019	—	—	—	—
November 2019	—	—	—	—
December 2019	15,000	113.39	15,000	239.0

(1)	Our share repurchase program, which was adopted in October 2018 authorized the repurchase in an aggregate amount of up to US$250 million with no fixed expiration date.
(2)	Not including brokerage fees.
(3)

For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Significant Differences between our Current Corporate Governance Practices and the U.S. Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the NYSE rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required to: (i) have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described above under “Item 6. Directors, Senior Management and Employees—Audit Committee”); (ii) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (iii) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

The NYSE rules applicable to U.S. companies require a majority of the board of directors to be comprised of Independent Directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Currently, three of our directors, Noemia Gushiken, Marcia Nogueira Mello and Cleveland Prates Teixeira, are independent.

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

See pages F-1 through F-61, incorporated herein by reference.

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

4.2†

English translation of 7th Addendum to the Agreement for the Supply of Equipment, dated as of August 25, 2017, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda. and Transire Fabricação de Componentes Eletrônicos Ltda. (incorporated by reference to Exhibit 4.2 of Form 20-F filed on April 16, 2019).

4.3†*

English translation of the Colocation Agreement, dated as of July 2, 2019, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Technical Proposal – Colocation – OPT 19/27357-C, dated as of July 25, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal – PagSeguro – Tamboré Colocation Site – OPT 19/27357, dated as of July 25, 2019 from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Colocation – OPT 19/27358-C, dated as of July 25, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal – PagSeguro – Glete Colocation Site – OPT 19/27358, dated as of July 25, 2019 from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.1 of Form F-3/ASR filed on October 15, 2019).

4.4†*

English translation of Commercial Proposal – PagSeguro – Energy Readjustment for Tamboré – OPT 19/28417, dated as of December 24, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Colocation – Electrical Readjustment – OPT 19/28417-A, dated as of December 23, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Commercial Proposal – PagSeguro – Energy Readjustment for Glete – OPT 19/28364, dated as of January 9, 2020, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; and Technical Proposal – Colocation – Moving and Electrical Adjustment – OPT 19/28364-A, dated as of December 9, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; all related to the Colocation Agreement, dated as of July 2, 2019, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda.

4.5†

English translation of Colocation Agreement Assignment Term, dated as of December  1, 2019, between PagSeguro Internet S.A., UOL Diveo Tecnologia Ltda. and UD Tecnologia S.A. assigning the Colocation Agreement, dated as of July  2, 2019, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda. from UOL Diveo Tecnologia Ltda. to UD Tecnologia S.A.

No.	Description
4.6†*

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

4.7†*

English translation of Commercial Proposal – PagSeguro – Watson – OPT 19/26811, dated as of May 31, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – MSS – SIEM as a Service – OPTs 18/25482 and 19/26811, dated as of May 16, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Connectivity – OPT 19/27033-E, dated as of June 28, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Commercial Proposal – PagSeguro – Tamboré Connectivity – OPT 19/27033, dated as of June 28, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Connectivity – OPT 19/27034-D, dated as of July 15, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; and Commercial Proposal – PagSeguro – Glete Connectivity – OPT 19/27034, dated as of July 15, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Busness Proposal - PagSeguro - Hosting Tamboré - Shared Storage - OPT 19/27370, dated as of December 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Shared Storage - OPT 19/27379-D, dated as of January 16, 2020, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Hosting Glete - Shared Storage - OPT 19/27391, dated as of December 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Shared Storage - OPT 19/27391-C, dated as of January 16, 2020, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; all related to the Hosting Agreement, dated as of January 1, 2017, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda.

4.8†*

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

4.9†*

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

No.	Description
4.10

English translation of all related to Business Proposal - PagSeguro - Regularization of Circuit 5519020080 - OPT 18/25572, dated as of February 14, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan PagSeguro - OPT 18/25572-A, dated as of February 1, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Circuit 5551010440 - OPT 18/25569, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan PagSeguro - OPT 18/25569-A, dated as of February 1, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan PagSeguro - OPT 18/25570-A, dated as of February 1, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Circuit 5511090218 - OPT 18/25570, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan between Data Centers - OPT 18/25571-A, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Circuit 5511492255 - OPT 18/25571, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Router 5551010440 - OPT 19/26085, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - CPE Lease - PagSeguro - OPT 19/26085-A, dated as of February 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Router 5519020080 - OPT 19/26086, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - CPE Lease - PagSeguro - OPT 19/26086-A, dated as of February 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Router 5511492255 - OPT 19/26090, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - CPE Lease - PagSeguro - OPT 19/26090-A, dated as of February 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; all related to the Telecommunications Service Agreement, dated as of January 1, 2017, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda.

4.11†*

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

4.12†*

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

4.13†*

English translation of Technical Proposal – Colocation – Patch Panel – OPT 19/27381-A, dated as of August  30, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; and Commerial Proposal – Pageguro – Glete Interconnections (4 UTPs 4 Fibers) – OPT 19/27381, dated as of August  30, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; both related to the Service Agreement, dated as of January 1, 2017, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda.

4.14*

Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.15*

First Amendment to the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 16, 2019).

4.16*

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

4.17

English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.18	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).
4.19	English translation of the Long-Term Incentive Plan – Goals (LTIP-Goals) – PagSeguro Internet S.A., dated as of December 18, 2018 and ratified both on August 7, 2019 and February 21, 2020.
4.20

English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of February 13, 2019, between Elo Serviços S.A. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.15 of Form 20-F filed on April 16, 2019).

No.	Description
4.21†

English translation of Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda., including Service Agreement for Financial Conciliation System, dated as of August 13, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad 1 – Financial Conciliation System – PS-20190725.10v2, dated August 7, 2019; Service Agreement for API Development, dated as of August 13, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad 2 – API Development – PS-20190725-11v2; and Annex II – Information Security and Data Protection of the Contractor (incorporated by reference to Exhibit 10.3 of Form F-3/ASR filed on October 15, 2019).

4.22†

English translation of Service Agreement No. 03, dated as of November  5, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad – Data Engineering – PS-20190930-DATENG-v4, dated November 1, 2019; Service Agreement No. 04, dated December 3, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad – Merchant APP – PS-20190930-MERAPP-v5, dated November 14, 2019; 1st Amendment Service Agreement, dated as of December 4, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – Increment AS 01 – Financial Conciliation Squad – PS-20191126-SYSADMIN-v2, dated December 4, 2019, Service Agreement No. 04, dated January 9, 2020, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; and Technical/Commercial Proposal – PagSeguro – Data Specialists – PS-20191016-DATSPC-v2, dated November 18, 2019; all related to the Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.

4.23†

Technical Proposal – Public Cloud – OpenStack – OPT 19/26357-A, dated as of May 29, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet S.A., and Business Proposal – PagSeguro – OpenStack – OPT 19/26357, dated May 29, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet S.A.; governed by UOL Diveo Tecnologia Ltda. Form of Cloud IT Solution Agreement, registered on April 5, 2018 at the 8th Public Registry of Deeds and Documents and UOL Diveo Tecnologia Ltda., and Form of UOL Cloud Agreement, registered on December 6, 2018 at the 8th Public Registry of Deeds and Documents, respectively (incorporated by reference to Exhibit 10.4 of Form F-3/ASR filed on October 15, 2019).

4.24†

Technical Proposal – VirtuStream – OPT 19/26358-A, dated as of May 29, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet S.A., and Business Proposal – PagSeguro – VirtuStream – OPT 19/26358 and 19/26868, both governed by UOL Diveo Tecnologia Ltda. Form of UOL Cloud Agreement, registered on December 6, 2018 at the 8th Public Registry of Deeds and Documents (incorporated by reference to Exhibit 10.5 of Form F-3/ASR filed on October 15, 2019).

8.1	Subsidiaries of the Registrant.
11.1	English translation of the UOL Code of Ethics and Conduct (incorporated by reference to Exhibit 11.1 of Form 20-F filed on April 6, 2018).
11.2	English translation of the UOL Code of Ethics and Conduct – Mobbing and Sexual Harassment.
12.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Eduardo Alcaro, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Auditores Independentes.
15.2	Consent of PricewaterhouseCoopers Auditores Independentes.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(†)	Certain identified confidential information has been redacted from this exhibit because: (i) it is not material; and (ii) it would be competitively harmful if publicly disclosed.
(*)	References to PagSeguro Internet Ltda. should be interpreted as PagSeguro Internet S.A.

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

“average spending per active merchant” is calculated by dividing our total TPV for a specified period by the average number of active merchants in such period.

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

“Grupo Folha” means the group of companies that have a minority interest in the preferred shares, without voting rights, of OFL Participações S.A., the controlling shareholder of UOL, and as such, the indirect controlling shareholder of PagSeguro Digital. The newspaper Folha de S. Paulo and the research company Datafolha are a part of Grupo Folha.

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatistica).

“Individual Micro Entrepreneurs” refers to businesses that are classified as such in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code. This classification refers to businesses with annual gross revenues of up to R$81,000.

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

“Medium-Sized Companies” refers to legal entities with annual gross revenues of between R$4.8 million and R$78 million. This commonly-used definition in Brazil refers to companies that are eligible for the deemed profit (lucro presumido) taxation regime under Brazilian Law No. 9,718/1998, as amended.

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

“NetPOS” means NetPOS Serviços de Informática S.A., an information technology company, which specializes in the development and licensing of software related to store front commercial automation and provides us with a set of solutions for our merchants to perform sales management, inventory control, financial reporting and tax issuing.

“NFC” means near-field communication.

“Portal do Empreendedor” means the Entrepreneur’s Portal – Individual Micro Entrepreneur (Portal do Empreendedor – Microempreendedor Individual), a Brazilian government web portal for Individual Micro Entrepreneurs.

“PagBank active user” means a merchant that has completed at least one transaction in addition to acquiring activities during the 12 months prior to a specified date or a consumer that has either a positive balance in his or her free PagBank digital account or has completed at least one transaction with PagBank during the 12 months prior to a specified date.

“PNAD” means the Brazilian National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios).

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

“SEBRAE” means the Brazilian Micro and Small Businesses Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas).

“Small Companies” refers to legal entities that are classified as such in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code. This classification refers to businesses with annual gross revenues of between R$360,000 and R$4.8 million.

“SMEs” refers to Small Companies and Medium-Sized Companies.

“TPV” means total payment volume, being the value of payments successfully processed through our end-to-end digital banking ecosystem, net of payment reversals.

“unique active account” means the account of an active merchant (as defined above) or of a consumer who has: (i) completed at least one transaction during the 12 months prior to a specified date, (ii) a positive balance in his or her free PagBank digital account, or (iii) completed at least one transaction with PagBank during the 12 months prior to a specified date.

“unique visitor” refers to a person who visits a website at least once in a predetermined time period, typically 30 days. Each visitor to the website is only counted once during the relevant period (i.e., if the same IP address accesses the website several times, it only counts as one visitor).

“UOL” means Universo Online S.A., a Brazilian sociedade por ações and the controlling shareholder, of PagSeguro Digital. Founded in 1996, UOL is Brazil’s largest Internet content, digital products and services company. UOL’s majority shareholder is OFL Participações S.A., a holding company controlled by Luis Frias.

“UOL Diveo” means UOL Diveo S.A., a company focused on IT infrastructure management services and cloud computing as well as the development of software and services to promote digital transformation.

“UOL group” means the group of companies controlled by UOL, which includes, among others, UOL EdTech, an online education platform and UOL Diveo, the largest cloud and IT infrastructure services company controlled by Brazilian shareholders in terms of data center area as of December 11, 2017, according to publicly available information.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 22, 2020.

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director

Consolidated Financial Statements

PagSeguro Digital Ltd.

At December 31, 2019 and 2018 and Reports of

Independent Registered Public Accounting Firms

PagSeguro Digital Ltd.

Consolidated financial statements

At December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of PagSeguro Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PagSeguro Digital Ltd. (the Company) as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the matter

As described in note 2.13 Revenue from transaction activities and other services comprise revenue from fees charged for intermediation in electronic payments and other services such as prepaid cards, while Financial income mostly comprises revenue derived from early payments to merchants. Revenues from transaction activities are recognized at the time the purchase is approved by the related financial institution while financial income is recognized at the time the merchant agrees to receive an early payment for sales in installments. For the year ended December 31, 2019, revenue from transaction activities and other services and financial income amounted to R$3,376 million and R$ 2,031 million, respectively, as disclosed in Note 20 to the consolidated financial statements.

Auditing the Company’s revenue from transaction activities and financial income is complex as such activities are all processed through a complex information technology environment, with a high volume of transactions and for individually low amounts. This results in a significant volume of data required to be extracted from the Company’s system for purposes of auditing and reconciling the general ledger and related supporting documentation. Also, the identification and evaluation of terms and conditions in multiple contractual arrangements required incremental audit effort to determine the distinct performance obligations and the timing of revenue recognition.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s accounting for revenue recognition. For example, we have involved our Information Technology professionals to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and billing of revenue transactions.

To test the recognition of revenue by the Company our audit procedures included, among others, assessing for a sample of contracts the methodology applied for revenue recognition; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of the total transaction value; assessing whether the percentages applied were in accordance with to the contractual agreement with the customer, evaluating whether revenue was recorded in the proper period and testing subsequent collection of individual transactions. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2019.

São Paulo, Brazil

February 26, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of PagSeguro Digital Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited PagSeguro Digital Ltd.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PagSeguro Digital Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BancoSeguro S.A., which is included in the 2019 consolidated financial statements of the Company and constituted 9% and 1% of total and net assets, respectively, as of December 31, 2019 and 3% and 2% of total revenue and income and net income for the year, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of BancoSeguro S.A.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes and our report dated February 26, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Auditores Independentes S.S.

São Paulo, Brazil

February 26, 2020

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

PagSeguro Digital Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of PagSeguro Digital Ltd. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil,

February 19, 2019

We served as the Company’s auditor from 2015 to 2019.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31, 2019 and 2018

(All amounts in thousands of reais)

		December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	6	1,403,955	2,763,050
Financial investments	7	1,349,666	—
Accounts receivable	8	10,477,179	8,104,679
Inventories		61,936	88,551
Taxes recoverable		171,561	65,653
Other receivables		84,099	20,148

Total current assets		13,548,396	11,042,081
Non-current assets
Judicial deposits		5,651	1,511
Accounts receivable	8	29,943	—
Prepaid expenses		7,215	968
Investment		1,500	—
Property and equipment	11	399,990	67,104
Intangible assets	12	589,553	305,614

Total non-current assets		1,033,852	375,197

Total assets		14,582,248	11,417,278

		December 31,
	Note	2019	2018
Liabilities and equity
Current liabilities
Payables to third parties	13	5,326,290	4,324,198
Trade payables		256,281	165,246
Payables to related parties	9	22,187	30,797
Salaries and social security charges	14	106,812	73,936
Taxes and contributions	15	124,004	80,093
Provision for contingencies	16	11,849	7,004
Other payables		45,640	29,501

Total current liabilities		5,893,063	4,710,775
Non-current liabilities
Deferred income tax and social contribution	17	630,950	132,125
Other payables		43,287	—

Total non-current liabilities		674,237	132,125

Total liabilities		6,567,300	4,842,900
Equity
Share capital	18	26	26
Capital reserve	18	5,781,503	5,688,134
Other comprehensive income	18	(190)	263
Equity valuation adjustments	18	(22,372)	(7,588)
Retained earnings	18	2,274,864	909,267
Treasury shares	18	(41,267)	(39,532)

Equity attributable to equity holders of the parent		7,992,564	6,550,570
Non-controlling interests		22,384	23,806

Total equity		8,014,948	6,574,376

Total liabilities and equity		14,582,248	11,417,278

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income

Year ended December 31, 2019, 2018 and 2017

(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2019	2018	2017

Revenue from transaction activities and other services	20	3,376,068	2,267,103	1,224,261
Revenue from sales	20	174,226	374,612	471,924
Financial income	20	2,030,511	1,414,532	818,624
Other financial income	20	126,404	278,445	8,576

Total revenue and financial income		5,707,209	4,334,692	2,523,385
Cost of sales and services	21	(2,762,087)	(2,144,699)	(1,324,380)
Selling expenses	21	(565,170)	(351,439)	(245,759)
Administrative expenses	21	(427,366)	(581,668)	(153,177)
Financial expenses	21	(38,138)	(31,209)	(104,544)
Other expenses, net	21	(1,909)	(8,054)	(12,021)

Operating profit before income taxes		1,912,539	1,217,623	683,504
Current income tax and social contribution	17	(24,471)	(180,884)	(214,988)
Deferred income tax and social contribution	17	(521,043)	(126,331)	10,278

Income tax and social contribution		(545,514)	(307,215)	(204,710)

Net income for the year		1,367,025	910,408	478,794

Attributable to:
Equity holders of the parent		1,365,597	909,267	478,781
Non-controlling interests		1,428	1,141	13

		1,367,025	910,408	478,794

Basic earnings per share attributable to equity holders of the parent—R$	19	4.1613	2.8625	1.8254
Diluted earnings per share attributable to equity holders of the parent—R$	19	4.1475	2.8582	1.8254

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of comprehensive income

Years ended December 31, 2019, 2018 and 2017

(All amounts in thousands of reais)

	For the year ended December 31,
	2019	2018	2017
Net income for the year	1,367,025	910,408	478,794
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(425)	208	55
Loss on investments designated at fair value through OCI	(42)	—	—
Income tax and social contribution	14	—	—

Net other comprehensive income for the year	1,366,572	910,616	478,849

Attributable to
Equity holders of the parent	1,365,144	909,475	478,836
Non-controlling interests	1,428	1,141	13

	1,366,572	910,616	478,849

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of changes in equity

Years ended December 31 2019, 2018 and 2017

(All amounts in thousands of reais)

		Attributable to the equity holders of the parent
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non- controlling interests	Total equity
At December 31, 2016		524,577	—	—	—	6,277	96,008	—	—	—	626,862	—	626,862
Net income for the year	18	—	—	—	—	—	—	478,781	—	—	478,781	13	478,794
Currency translation adjustment	18	—	—	—	—	—	—	—	—	55	55	—	55
Non-controlling acquisition	18	—	—	—	—	—	—	—	—	—	—	3,483	3,483
Constitution of legal reserve	18	—	—	—	—	23,939	—	(23,939)	—	—	—	—	—
Distribution of dividends	18	—	—	—	—	—	(96,008)	(142,795)	—	—	(238,803)	—	(238,803)
Profit retention reserve	18	—	—	—	—	—	312,047	(312,047)	—	—	—	—	—
At December 31, 2017		524,577	—	—	—	30,216	312,047	—	—	55	866,895	3,496	870,391
Conversion of profit reserve to common shares	18	(524,556)	—	866,819	—	(30,216)	(312,047)	—	—	—	—	—	—
Net income for the year	18	—	—	—	—	—	—	909,267	—	—	909,267	1,141	910,408
Currency translation adjustment	18	—	—	—	—	—	—	—	—	208	208	—	208
Non-controlling acquisition	18	—	—	—	—	—	—	—	(7,588)	—	(7,588)	19,169	11,581
Issuance of common shares in initial public offering, net of offering costs	18	5	—	4,522,278	—	—	—	—	—	—	4,522,283	—	4,522,283
Shares issued—Share based long term incentive plan (LTIP)	18	—	—	258,166	(258,166)	—	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	18	—	—	—	299,037	—	—	—	—	—	299,037	—	299,037
Acquisition of treasury shares	18	—	(39,532)	—	—	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	(39,532)	5,647,263	40,871	—	—	909,267	(7,588)	263	6,550,570	23,806	6,574,376
Net income for the year	18	0	0	0	0	0	0	1,365,597	0	0	1,365,597	1,428	1,367,025
Currency translation adjustment	18	0	0	0	0	0	0	0	0	(425)	(425)	0	(425)
Loss on financial assets through other comprehensive income	18	0	0	0	0	0	0	0	0	(28)	(28)	0	(28)
Non-controlling acquisition	18	0	0	0	0	0	0	0	(14,784)		(14,784)	(2,850)	(17,634)
Shares issued	18	0	0	38,992	(38,992)	0	0	0	0	0	0	0	0
Share based long term incentive plan (LTIP)	18	0	0	0	93,369	0	0	0	0	0	93,369	0	93,369
Acquisition of treasury shares	18	0	(1,735)	0	0	0	0	0	0	0	(1,735)	0	(1,735)

At December 31, 2019		26	(41,267)	5,686,255	95,248	0	0	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of cash flows

Years ended December 31, 2019, 2018 and 2017

(All amounts in thousands of reais)

	For the year ended December 31,
	2019	2018	2017
Operating activities
Profit before income taxes	1,912,539	1,217,623	683,504
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	128,348	95,363	51,571
Loss on sale of property	0	—	49
Chargebacks	200,633	71,491	47,854
Accrual for provision for contingencies	8,227	3,745	3,538
Share based long term incentive plan (LTIP)	93,369	264,179	—
Other (income) cost, net	(105,366)	20,071	660
Changes in operating assets and liabilities
Accounts receivable	(3,125,537)	(5,048,464)	(2,066,867)
Financial investments (restricted)	(161,426)	—	—
Inventories	14,216	(47,012)	(40,586)
Taxes recoverable	(22,386)	(22,936)	8,055
Other receivables	(68,008)	773	(23,495)
Other payables	60,627	(7,330)	(2,046)
Payables to third parties	1,002,092	1,243,629	1,776,538
Trade payables	89,962	72,579	29,531
Receivables from (payables to) related parties	(8,610)	112,790	(64,400)
Salaries and social charges	32,866	39,312	13,341
Taxes and contributions	(1,475)	31,764	(3,109)
Provision for contingencies	(4,822)	(1,792)	486

	45,249	(1,954,212)	414,624
Income tax and social contribution paid	(88,184)	(203,631)	(166,389)
Interest income received	522,542	394,643	214,555
Interest paid	0	—	(9,175)

Net cash flows from (used in) operating activities	479,607	(1,763,200)	453,615
Investing activities
Acquisitions of subsidiaries, net of cash acquired	(17,739)	(1,813)	(22,225)
Acquisitions of property and equipment	(328,326)	(61,560)	(7,873)
Acquisition and development of software	(365,068)	(192,048)	(99,673)
Acquisition of financial investments	(1,109,619)	—	(209,569)
Redemption of financial investments	0	211,116	132,107

Net cash flows used in investing activities	(1,820,752)	(44,305)	(207,233)
Financing activities
Payment of borrowings	0	—	(199,480)
Payment of derivative financial instruments	0	—	(5,831)
Dividends paid	0	—	(54,273)
Proceeds from offering of shares	0	4,717,875	—
Transactional costs	0	(189,852)	—
Acquisition of treasury shares	(1,735)	(39,532)	—
Transaction with non-controlling interest	(15,992)	(5,389)	—
Capital increase (decrease) by non-controlling shareholders	(223)	20,686	—

Net cash flows (used in) from financing activities	(17,950)	4,503,789	(259,584)
Net (decrease) increase in cash and cash equivalents	(1,359,095)	2,696,283	(13,202)
Cash and cash equivalents at the beginning of the year	2,763,050	66,767	79,969

Cash and cash equivalents at the end of the year	1,403,955	2,763,050	66,767

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A. (“BIVA”), Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”), Tilix Digital S.A. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) and RegistraSeguro S.A. (“RegistraSeguro”).

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. “BancoSeguro” in February 2019), through BS Holding Financeira Ltd. (“BS Holding”), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Group acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Group acquired 10% of shares and does not have control of NETPOS operation, based on IFRS 3. NETPOS was not consolidated in these financial statements.

These consolidated financial statements include BS Holding and its subsidiary BancoSeguro and PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC, TILIX, YAMÍ and RegistraSeguro.

1.1.	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”) in the United States of America issuing 50,925,642 new shares by PagSeguro Digital and 70,267,746 shares by the controlling shareholder UOL.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information (Continued)

1.1.	Initial Public Offering (“IPO”) (Continued)

The initial offering price was US$21.50 per common share, with gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

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

1.2.	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The offering price was US$29.25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

On October 21, 2019, PagSeguro Digital completed its secondary public offering. A number of 16,750,000 shares were offered by the controlling shareholder UOL, the offering price was US$39.00 per common share. The Company did not receive any proceeds from the offering. After this offering, PagSeguro Digital has a free float of 54.6%.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies

2.1.	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

These consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 2019, were authorized for issuance by PagSeguro Digital’s Board of Directors on February 21, 2020.

2.2.	Basis of consolidation

PagSeguro Group consolidates all entities over which it has control. Control is achieved when PagSeguro Group is exposed or has rights to variable returns with its involvement with the investee and has the ability to affect those returns through its power over the investee’s relevant activities.

Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date PagSeguro Group obtains control of the subsidiary and ceases when PagSeguro Group loses control of the subsidiary. The subsidiaries included in the consolidation are described in Note 4.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.3.	Foreign currencies

i)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency sport rates of exchange at the reporting date. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into Reais at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

2.4.	Cash and cash equivalents

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

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments—initial recognition and subsequent measurement

i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income (“OCI”), and fair value through profit or loss. The classification depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).

Financial assets include cash and cash equivalents, financial investments, accounts receivable, judicial deposits and other receivables.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments—initial recognition and subsequent measurement (Continued)

i)	Financial assets (Continued)

Initial recognition and measurement (Continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); (iii) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and (iv) financial assets at fair value through profit or loss.

Financial assets at amortized cost

Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, investments and other receivables.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income. The Group does not hold any financial asset within this category.

Financial assets at fair value through OCI

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments—initial recognition and subsequent measurement (Continued)

i)	Financial assets (Continued)

Initial recognition and measurement (Continued)

Financial assets at fair value through OCI (Continued)

The Group’s debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds, as disclosed in Note 7.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group does not hold any financial asset within this category.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•	The rights to receive cash flows from the asset expire; or

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

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments—initial recognition and subsequent measurement (Continued)

i)	Financial assets (Continued)

Derecognition (Continued)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.

ii)	Impairment of financial assets

PagSeguro Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 22.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments—initial recognition and subsequent measurement (Continued)

ii)	Impairment of financial assets (Continued)

For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group’s debt instruments at fair value through OCI comprise solely investments in Brazilian Treasury Bonds, considered to be low credit risk investments.

iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities include payables to third parties, payables to related parties, trade payables and other payables.

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

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9—Financial Instruments.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments—initial recognition and subsequent measurement (Continued)

iii)	Financial liabilities (Continued)

Subsequent measurement (Continued)

Financial liabilities at amortized cost

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Financial expenses” in the statement of income.

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

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments—initial recognition and subsequent measurement (Continued)

vi)	Current versus non-current classification

The PagSeguro Group presents financial assets and liabilities in the balance sheet based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

2.6.	Accounts receivable

Accounts receivable include receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform.

Based on PagSeguro Brazil’s risk assessment, the expected credit loss is not material since the accounts receivable are mainly comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable. See Note 23.

Accounts receivable are initially recorded at the present value of expected future cash flows. The accounts receivable from installment transactions are recorded at the estimated present value of future cash flows based on the contractual terms of the transaction.

PagSeguro Group incurs financial expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.7.	Inventories

Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories’ cost.

2.8.	Property and equipment

Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

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

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Furniture and fittings	10 years
Facilities	10 years
Building improvements	10 years
Machinery and equipment	5 to 10 years
Vehicles	5 years

An item of property and equipment is derecognized upon disposal or when future economic benefits are expected from its use or disposal. Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within “Other (expenses) income, net” in the statement of income when an asset is derecognized.

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount. See note 2.10.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.9.	Intangible assets

Software licenses are recorded at historical cost. Software licenses are amortized on the straight-line basis over the estimated useful life of the software which is approximately five years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.

Directly attributable costs relating to internal development of software are capitalized as part of the software product, which mainly includes costs incurred with employees and third-party contracted services.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the income statement.

Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. In 2019 the useful life of software’s developed was changed from three years to five years from the date that technological feasibility is met. This change was based on the following assumptions: i) business strategy, ii) history of use of goods, iii) guarantee of suppliers, iv) technical quality of assets and v) preventive maintenance.

2.10.	Impairment of non-financial assets

The PagSeguro Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the PagSeguro Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.10.	Impairment of non-financial assets (Continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is impaired when the recoverable amount of the CGU is less than it is carrying amount, an impairment loss is recognized.

2.11.	Payables to third parties

Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes a liability for the transaction amount, net of the transaction cost that will be made available to the merchant on its PagSeguro account.

The payables to third parties from installment transactions are estimated based on the present value of the future cash flows, using average appropriate terms and rates, which are in accordance with the terms of these transactions.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.12.	Provisions

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

2.13.	Revenue and income

Revenue from contract with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services in the ordinary course of PagSeguro Group’s activities. Revenue is presented net of sales and excise taxes and returns.

PagSeguro Group’s revenue from contract with customers substantially comprises:

•

Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.13.	Revenue and income (Continued)

•

Revenue from sales (recognized between January and August as mentioned in note 2.7): Revenue from sales of POS devices and similar items, which is recognized when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned. Revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the equipment at the customer’s location.

•

Revenue from membership fee: Beginning on September 1st, 2019, the Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients’ internal metrics.

•

Income is mostly comprised of financial income recognized as a result of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.

2.14.	Current and deferred income tax and social contribution

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

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.14.	Current and deferred income tax and social contribution (Continued)

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

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.14.	Current and deferred income tax and social contribution (Continued)

Deferred taxes (Continued)

Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.

For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 15% for social contribution.

Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

2.15.	Employee benefits—Profit sharing

PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.

2.16.	Business combination and goodwill

PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquired businesses’ identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.16.	Business combination and goodwill (Continued)

Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.

2.17.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the PagSeguro Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

2.18.	Share-based payments (LTIP and LTIP Goals)

Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.18.	Share-based payments (LTIP and LTIP Goals) (Continued)

That cost is recognized in personnel expenses (Note 21), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors. Beneficiaries under the LTIP-Goals plan were granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award is payable in Class A common shares, the relevant number of Class A will be determined on the last business day of January following the year for which such amount was awarded. The Company accounts for the LTIP-Goals plan as a liability plan, the grant dates of LTIP-Goals started in 2019.

2.19.	New accounting pronouncements

Effective for periods beginning on or after January 1, 2019

The following new standards have been issued by IASB and are effective for the twelve-month ended December 31, 2019. As required by IAS 8, the nature and effect of these changes are disclosed below. Those changes, however, did not have material impacts on the consolidated financial statements.

IFRS 16—Leases

This new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed an assessment and did not identify any material impacts to date. Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to the PagSeguro Group, for retrospective disclosure and disclosure of amounts.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.19.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•	How an entity considers changes in facts and circumstances.

Upon adoption of the Interpretation, the Group considered whether it has any uncertain tax positions and whether the tax treatments adopted will be accepted by the taxation authorities. The interpretation did not have any relevant financial impact on the consolidated financial statements.

Annual Improvements 2015-2017 Cycle

IFRS 3—Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019. These amendments had no impact on the consolidated financial statements as there is no transaction where a joint control is obtained.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.19.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

Annual Improvements 2015-2017 Cycle (Continued)

IAS 12—Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. The amendment did not have an impact on the consolidated financial statements.

3.	Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions are addressed below:

3.1.	Estimated useful life of intangible assets

PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

3.	Accounting estimates and judgments (Continued)

3.1.	Estimated useful life of intangible assets (Continued)

The amortization of software usage rights is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for PagSeguro Group.

3.2.	Deferred income tax and social contribution

PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next five years. These projections are periodically reviewed and approved by management.

3.3.	Provision for contingencies

PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.

4.	Consolidation of subsidiaries

	As of December 31, 2019			For the year ended December 31, 2019	As of December 31, 2019
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
PagSeguro Brazil	15,928,993	8,345,077	7,583,916	1,393,512	99,99	Direct
BS Holding	132,347	99,861	32,486	(27,514)	99,99	Direct
Net+Phone	302,489	134,728	167,762	38,814	99,99	Indirect
Boa Compra	127,633	94,425	33,208	6,659	99,99	Indirect
BCPS	1,529	368	1,161	(486)	99,50	Indirect
R2TECH	14,527	2,519	12,008	8,139	100,00	Indirect
BIVA	22,929	5,017	17,912	5,379	100,00	Indirect
FIDC	2,539,512	353,279	2,186,233	1,655,508	100,00	Indirect
TILIX	10,539	11,237	(698)	(2,200)	100,00	Indirect
BancoSeguro	1,275,166	1,158,426	116,740	(27,200)	100,00	Indirect
Yamí	588	570	18	37	100,00	Indirect
RegistraSeguro	5,000	0	5,000	0	100,00	Indirect

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

4.	Consolidation of subsidiaries (Continued)

•	PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:

•	Net+Phone: Is mainly engaged in acquisition and selling POS devices and similar items.

•	Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.

•

BCPS: On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS. BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and handles part of its account management.

•

R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51.0% and the remaining 49.0% in February 2019, obtained 100% of the share capital of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers.

•

BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.4% in BIVACO Holdings S.A., whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings.

In 2017, 2018 and 2019 PagSeguro Brazil made successive acquires of additional interests in BIVA concluding on April 1, 2019, PagSeguro acquire of additional interest of 22.65% of the issued shares of BIVA. This purchase increased PagSeguro Brazil’s interest to 100% of BIVAs shares.

•

FIDC: FIDC is an investment fund which was formed on October 4, 2017, to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil (“Assignor”). PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

In March 29, 2018, third party investors contributed capital in the amount of R$ 20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. The senior and mezzanine quotes pay 107% of the Brazilian Interbank Deposit Certificate (CDI) with annual amortization of interest.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

4.	Consolidation of subsidiaries (Continued)

On December 31, 2019, the share capital of FIDC is comprised of subordinated quotas, senior quotas and mezzanine quotas. PagSeguro Brazil owns 100% of the subordinated quotas.

•

TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.

•	YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The Company provides a back-office platform for e-commerce and marketplace.

•

RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted the Company by investing R$5,000 in share capital. The Company provides financial services and software developments related to financial market.

BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019). BancoSeguro, organized in Brazil, through our fully owned direct subsidiary BS Holding. BancoSeguro holds a license to provide financial services.

5.	Segment reporting

Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group operate in a single segment, which is rendering transaction processing services.

PagSeguro Group has revenue arising from Brazilian domestic customers and customers located abroad. The main revenue is related to sales from the Brazilian domestic market. The international market represents 1%, 1% and 2% for the years 2019, 2018 and 2017, respectively.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

6.	Cash and cash equivalents

	2019	2018
Short-term bank deposits	470,073	405,227
Short-term investment	933,882	2,357,823

	1,403,955	2,763,050

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 4.25% per year)

7.	Financial investments

Financial investments consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Brazilian Basic Interest Rate (SELIC, currently at 4.25% per year), certain of which are invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized losses of LFTs for the year ended December 31, 2019 totaled R$28.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

8.	Accounts receivable

	2019					2018
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Total
Legal obligors
Itaú	727,224	2,217,111	593,858	0	3,538,193	570,463	1,979,994	514,627	3,065,084
Bradesco	987,984	163,725	0	242,862	1,394,571	735,784	170,497	—	906,281
Banco do Brasil	765,341	140,774	0	152,327	1,058,442	566,537	153,633	—	720,170
CEF	145,400	154,473	0	122,324	422,197	133,882	173,208	—	307,090
Santander	283,348	986,777	0	0	1,270,125	247,950	871,976	—	1,119,926
Other (*)	623,224	1,538,987	0	73,677	2,235,888	386,808	1,069,323	—	1,456,131
Total card issuers (i)	3,532,521	5,201,847	593,858	591,190	9,919,416	2,641,424	4,418,631	514,627	7,574,682

Cielo—Elo	0	0	0	0	152,758	—	—	—	366,619
Cielo	0	0	0	0	590	—	—	—	91,402
Vero	0	0	0	0	6,662	—	—	—	4,396
Other	0	0	0	0	34,732	—	—	—	41,057
Total acquirers (ii)	0	0	0	0	194,742	—	—	—	503,474

Other current	0	0	0	0	363,021	—	—	—	26,523
Other non-current	0	0	0	0	29,943	—	—	—	—
Total other (iii)	0	0	0	0	392,964	—	—	—	26,523

Total accounts receivable	3,532,521	5,201,847	593,858	591,190	10,507,122	2,641,424	4,418,631	514,627	8,104,679

(*)	Refers to other pulverized receivables from legal obligors.
(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment..

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of POS devices.

(iii)	Other accounts receivable: Mainly related to portfolio of loans and receivables with our customers.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

8.	Accounts receivable (Continued)

The maturity analysis of accounts receivable is as follows:

	2019	2018
Due within 30 days	4,791,275	4,323,893
Due within 31 to 120 days	2,780,018	3,135,358
Due within 121 to 180 days	1,301,348	468,913
Due within 181 to 360 days	1,604,538	176,515
Due after 360 days	29,943	—

	10,507,122	8,104,679

9.	Related-party balances and transactions

PagSeguro Group is controlled by UOL (incorporated in Brazil).

i)	Balances and transactions with related parties

	2019	2018
	Payables	Payables
Immediate parent
UOL—sales of services (a)	10,575	9,822
UOL—shared service costs (b)	4,229	10,234
Affiliated companies
UOL Diveo—sales of services (a)	3,117	3,290
UOL Diveo—shared service costs	0	126
Transfolha Transportadora e Distribuição Ltda.	1,440	4,336
Others	2,826	2,989

	22,187	30,797

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Share service costs refers mainly to technical support in hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”).

	2019		2018		2017
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	0	117,277	—	105,433	—	58,375
UOL—sales of services (b)	2,520	51,033	2,233	52,115	689	46,976
Affiliated companies
UOL Diveo—shared service costs	0	480	—	534	—	24
UOL Diveo—sales of services (c)	0	36,790	—	26,943	—	28,953
Transfolha Transportadora e Distribuição Ltda.	0	17,209	374	18,889	39	15,405
Others	51	555	561	54	752	130

	2,571	223,344	3,168	203,968	1,480	149,863

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Related-party balances and transactions (Continued)

i)	Balances and transactions with related parties (Continued)

(a)

Shared services costs mainly related to (i) payroll costs, (ii) IT structure (software) and (iii) property rental which are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to cost sharing contractual agreements. Such costs are included in administrative expenses. The balance include payroll taxes related to LTIP payments made in the year ended December 31, 2019 which amounted to R$56,353 (R$61,713 in year ended December 31, 2018), and which are paid by the parent company UOL and reimbursed by the PagSeguro Group.

(b)	Sale of services related to advertising incurred by the parent company UOL and are charged to PagSeguro Brazil.
(c)	Sales of services from the affiliated company UOL Diveo related to technical support in hosting and colocation services and are charged to PagSeguro Brazil.

ii)	Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers in 2019 amounted to R$126,749 (R$99,331 and R$3,487 in 2018 and 2017, respectively).

10.	Business combinations

Acquisition for the year ended December 31, 2019

On January 4, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A (renamed BancoSeguro S.A. in February 2019). Total consideration paid in cash amounted to R$59,765 and the total net assets acquired at fair value amounted to R$44,549, which included a separately identified intangible asset with a fair value of R$2,605, presenting the license to operate the banking business.

On August 9, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of YAMÍ. Purchase price amounted to R$3,000 and the total net liabilities acquired at fair value amounted to R$310, resulting in the recognition of goodwill of R$3,310. The consideration paid in cash amounted to R$1,350 and the remaining will be paid in installments.

These acquisitions are in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of BancoSeguro and YAMÍ with those of PagSeguro Group as well as generate more usage and engagement from PagSeguro clients.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Business combinations (Continued)

Acquisition for the year ended December 31, 2019 (Continued)

The purchase price allocation of these acquisitions was as follows:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	44,568
Liquid working capital,
Assets acquired	107
Liabilities assumed	(436)
Intangible assets	2,605

Fair value of net assets	46,844

Goodwill	15,925

Purchase cost	62,769

Consideration for the purchase settled in cash	61,115

Cash and cash equivalents at the subsidiary acquired	(44,568)

Amount paid on acquisitions less cash and cash equivalents acquired	16,547

Acquisition for the year ended December 31, 2018

On December 5, 2018, PagSeguro Brazil acquired 100.0% of the share capital and obtained the control of TILIX. The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement. The fair value of the assets acquired, and the liabilities assumed on the acquisition date, are substantially similar to their book value. Based on current management expectations, this performance goal will be achieved. The purchase price allocation was concluded and resulted in the allocation of R$1,641 to intangible assets (software).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Business combinations (Continued)

Acquisition for the year ended December 31, 2018 (Continued)

The goodwill of R$17,534 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group. The fair values of the identifiable assets and liabilities of TILIX were:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	1,996
Liquid working capital
Assets acquired	130
Liabilities assumed	(3,975)
Property, plant and equipment and intangible assets	3,925

Value of net assets	2,076

Goodwill	17,534

Purchase cost	19,610

Consideration for the purchase settled in cash	3,810

Cash and cash equivalents at the subsidiary acquired	(1,996)

Amount paid on acquisitions less cash and cash equivalents acquired	1,814

11.	Property and equipment

a)	Property and equipment are composed as follows:

	2019
	Cost	Accumulated depreciation	Net
Data processing equipment	65,116	(18,578)	46,538
Machinery and equipment (a)	371,741	(28,512)	343,229
Furniture and fittings	2,660	(382)	2,278
Leasehold improvements	8,480	(1,410)	7,070
Other	1,366	(491)	875

	449,363	(49,373)	399,990

	2018
	Cost	Accumulated depreciation	Net
Data processing equipment	23,334	(7,815)	15,519
Machinery and equipment	44,757	(3,096)	41,661
Furniture and fittings	2,153	(148)	2,005
Leasehold improvements	6,954	(195)	6,759
Other	1,409	(249)	1,160

	78,607	(11,503)	67,104

(a)	Net book value of machinery and equipment includes R$340,011 of POS devices.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Property and equipment (Continued)

b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment	Furniture and fittings	Leasehold improvements	Other	Total
At December 31, 2017
Cost	11,024	4,738	397	263	185	16,607
Accumulated depreciation	(5,114)	(444)	(66)	(29)	(65)	(5,718)

Net book value	5,910	4,294	331	234	120	10,889

Cost
Purchases	12,310	40,019	1,667	6,341	1,238	61,575
Disposals	—	—	—	—	(15)	(15)
Acquisition of subsidiary	—	—	89	351	—	440
Depreciation	(2,701)	(2,652)	(82)	(166)	(184)	(5,785)
At December 31, 2018
Cost	23,334	44,757	2,153	6,954	1,409	78,607
Accumulated depreciation	(7,815)	(3,096)	(148)	(195)	(249)	(11,503)

Net book value	15,519	41,661	2,005	6,759	1,160	67,104

At December 31, 2019
Cost
Purchases	45,959	327,766	525	1,526	30	375,806
Disposals	(4,177)	(782)	(18)	0	(73)	(5,050)
Depreciation	(10,763)	(25,416)	(234)	(1,215)	(242)	(37,870)

Net book value	46,538	343,229	2,278	7,070	875	399,990

At December 31, 2019
Cost	65,116	371,741	2,660	8,480	1,366	449,363
Accumulated depreciation	(18,578)	(28,512)	(382)	(1,410)	(491)	(49,373)

Net book value (a)	46,538	343,229	2,278	7,070	875	399,990

(a)	Net book value of machinery and equipment includes R$340,011 of POS devices. The accumulated depreciation of POS after beginning/ of the membership model was R$15,490

12.	Intangible assets

a)	Intangible assets are as follows

	2019
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	787,970	(302,031)	485,939
Software licenses	58,247	(13,492)	44,755
Goodwill (ii)	54,858	0	54,858
Other	4,586	(585)	4,001

	905,661	(316,108)	589,553

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

12.	Intangible assets (Continued)

a)	Intangible assets are as follows (Continued)

	2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	462,282	(211,929)	250,353
Software licenses	17,227	(4,073)	13,154
Goodwill (ii)	40,574	—	40,574
Other	1,981	(448)	1,533

	522,064	(216,450)	305,614

(i)	PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their estimated useful lives.
(ii)

As of December 31, 2018, the balances comprise the goodwill arising from the acquisition of the companies R2TECH, BIVA and TILIX. As of December 31, 2019, the balances include the goodwill arising from the acquisitions of BancoSeguro and YAMÍ (Note 10).

b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
At December 31, 2017
Cost	241,490	9,510	23,686	1,981	276,667
Accumulated amortization	(115,665)	(2,043)	—	(91)	(117,799)

Net book value	125,825	7,467	23,686	1,890	158,868

Cost
Additions	218,947	7,717	—	—	226,665
Acquisition of subsidiary	1,845	—	16,888	—	18,733
Amortization	(96,264)	(2,030)	—	(357)	(98,651)
At December 31, 2018
Cost	462,282	17,227	40,574	1,981	522,065
Accumulated amortization	(211,929)	(4,073)	—	(448)	(216,450)

Net book value	250,353	13,154	40,574	1,533	305,614

At December 31, 2019
Cost
Additions	326,771	42,517	0	0	369,288
Acquisition of subsidiary	1,641	0	14,284	2,605	18,530
Disposals	(2,724)	(1,497)	0	0	(4,221)
Amortization
Amortization	(90,102)	(9,419)	0	(137)	(99,658)

Net book value	485,939	44,755	54,858	4,001	589,553

At December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	0	(585)	(316,108)

Net book value	485,939	44,755	54,858	4,001	589,553

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

13.	Payables to third parties

Payables to third parties correspond to amounts to be paid to merchants with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 14 days.

14.	Salaries and social charges

	2019	2018
Profit sharing	50,473	20,653
Salaries payable	8,045	4,378
Social charges	9,416	8,421
Payroll accruals	27,503	14,601
Payroll taxes (LTIP)	7,323	23,816
Other	4,052	2,067

	106,812	73,936

15.	Taxes and contributions

	2019	2018
Taxes
Services tax and other (i)	223,529	122,241
Value-added tax on sales and services (ii)	31,400	23,796
Social integration program (iii)	22,216	17,530
Social contribution on revenues (iii)	136,682	107,872
Income tax and social contribution (iv)	726	685
Other	4,489	1,919

	419,042	274,043

Judicial deposits (v)
Services tax (i)	(108,026)	(52,226)
Value-added tax on sales and services (ii)	(31,028)	(19,476)
Social integration program (iii)	(21,804)	(17,088)
Social contribution on revenues (iii)	(134,180)	(105,160)

	(295,038)	(193,950)

	124,004	80,093

(i)	Refers to taxes on revenue.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	2019	2018
Civil	9,152	6,680
Labor	2,697	324

	11,849	7,004

The PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at December 31, 2019, totaling approximately R$67,401 (December 31, 2018 - R$50,978). The PagSeguro Group is not a party to civil and labor lawsuits involving risks classified by management as possible losses.

Below we demonstrate the movements of the provision for contingencies in 2019:

At December 31, 2017	4,648
Accrual	3,745
Settlement	(1,792)
Interest	403

At December 31, 2018	7,004

Accrual	8,227
Settlement	(4,822)
Interest	1,440

At December 31, 2019	11,849

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Income tax and social contribution

a)	Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Other temporary differences assets	Total deferred tax assets	Technological innovation (i)	Other temporary differences Liability (ii)	Total deferred tax liabilities	Net deferred tax liability
Deferred tax
At December 31, 2017	1,487	2,885	32,642	37,014	(41,192)	(1,616)	(42,808)	(5,794)

Included in the statement of income	1,424	(712)	32,073	32,785	(41,987)	(117,129)	(159,116)	(126,331)

At December 31, 2018	2,911	2,173	64,715	69,799	(83,179)	(118,745)	(201,924)	(132,125)
Included in the statement of income	47,223	3,445	66,699	117,367	(78,032)	(560,378)	(638,410)	(521,043)
Other	0	0	22,218	22,218	0	0	0	22,218

At December 31, 2019	50,134	5,618	153,632	209,384	(161,211)	(679,123)	(840,334)	(630,950)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.
(ii)	The main other liability temporary difference refers to deferred income tax and social contribution related to our FIDC quotas.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. As of December 31, 2019, Company did not have any unrecognized tax assets. Tax losses do not have expiration date.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Income tax and social contribution (Continued)

b)	Reconciliation of the income tax and social contribution expense:

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
Net income before taxes	1,912,539	1,217,623	683,504
Statutory rate	34%	34%	34%

Expected income tax and social contribution	(650,263)	(413,992)	(232,391)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(814)	(352)	(375)
R&D and technological innovation benefit—Law 11.196/05 (i)	86,665	58,893	24,987
Taxation of income abroad (ii)	(302)	45,008	—
Other additions	19,200	3,309	3,069

Income tax and social contribution expense	(545,514)	(307,134)	(204,711)

Effective rate	29%	25%	30%
Income tax and social contribution—current	(24,471)	(180,884)	(214,988)
Income tax and social contribution—deferred	(521,043)	(126,331)	10,278

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by PagSeguro Group on specific intangible assets, see Note 12.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (specifically, the Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variations from dollars to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Equity

a)	Share capital

At December 31, 2019, share capital is represented by 328,855,412 common shares, par value of US$0.000025. Share capital is comprised of the following:

December 31, 2017 shares issued	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Treasury shares	503,642
Long-Term Incentive Plan	3,024,625
Repurchase of common shares	(503,642)

December 31, 2018 shares issued	327,788,874

Treasury shares	15,000
Long-Term Incentive Plan	1,066,538
Repurchase of common shares	(15,000)

December 31, 2019 shares issued	328,855,412

At year ended December 31, 2019, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 18 (c).

Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b)	Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Equity (Continued)

c)	Share based long-term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments (as a service condition, the employee must remain in service until each installment’s vesting date) starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

The shares granted under the LTIP are subject to a one-year lock-up period. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the IPO. After the close of that one-year period, shares to be granted under the LTIP will no longer be subject to a lock-up.

This arrangement is classified as equity settled. For the year ended December 31, 2019, the Company recognized compensation expenses related to the LTIP in the total amount of R$93,369 (R$299,037 in 2018).

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At December 31, 2019, total shares granted were 7,219,100, and the total shares issued were 4,091,163.

d)	Equity valuation adjustments

Transactions with shareholders for the acquisition of non-controlling interest amounted to R$22,372 as of December 31, 2019 related to R2TECH, in the amount of R$11,663 (R$0 as of December 31,2018), and BIVA, in the amount of 10,709 (R$7,588 as of December 31, 2018).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Equity (Continued)

e)	Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$10,119 (average of US$20.09 per share) which corresponds to R$39,532.

During the year ended December 31, 2019 a number of 15,000 shares were repurchased for a total of US$422 (average of US$28.14 per share) which corresponds to R$1,735.

19.	Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing net income the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the years ended

December 31, 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
Profit attributable to stockholders of the Company	1,365,597	909,267	478,781
Weighted average number of outstanding common shares	328,169,609	317,647,562	262,288,607

Basic earnings per share—R$	4.1613	2.8625	1.8254

b)	Diluted

Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

19.	Earnings per share (Continued)

b)	Diluted (Continued)

	For the year ended December 31,
	2019	2018	2017
Net income attributable to equity holders of the parent	1,365,597	909,267	478,781

Effect of dilution
Weighted average number of outstanding common shares	328,169,609	317,647,562	262,288,607
Weighted average number of shares under options	0	2,581,716	—
Weighted average number of shares that would have been issued at average market price	1,090,047	(2,102,607)	—

Weighted average number of common shares for diluted earnings per share	329,259,656	318,126,671	262,288,607

Diluted earnings per share—R$	4.1475	2.8582	1.8254

20.	Total revenue and income

	For the year ended December 31,
	2019	2018	2017
Gross revenue from transaction activities and other services (i)	3,862,627	2,638,103	1,391,381
Gross revenue from sales (ii)	243,728	513,795	655,153
Gross financial income (iii)	2,054,430	1,464,877	858,410
Other financial income (iv)	126,404	278,445	8,576

Total gross revenue and income	6,287,189	4,895,220	2,913,520

Deductions from gross revenue from transactions activities and other services (v)	(486,559)	(371,000)	(167,120)
Deductions from gross revenue from sales (vi)	(69,502)	(139,183)	(183,229)
Deductions from gross financial income (vii)	(23,919)	(50,345)	(39,786)

Total deductions from gross revenue and income	(579,980)	(560,528)	(390,135)

Total revenue and income	5,707,209	4,334,692	2,523,385

(i)	In the year ended December 31, 2019, R$8,815 correspond to membership fee.
(ii)	In the year ended December 31, 2019, R$30,031 correspond to reversal of inventory provisions (obsolescence and net realizable value).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

20.	Total revenue and income (Continued)

(iii)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iv)	The decrease in the period refers to foreign exchange gain on the currency conversion of the IPO and follow-on offering proceeds for the year ended December 31, 2018 in the amount of R$131,212.
(v)	Deductions consist of sales taxes. Additionally, in the year ended December 31, 2019, R$815 correspond to membership fee taxes.
(vi)	Deductions include sales taxes and returns.
(vii)	Deductions consist of taxes on financial income.

21.	Expenses by nature

	For the year ended December 31,
	2019	2018	2017
Transactions costs	(1,815,374)	(1,246,480)	(661,067)
Cost of goods sold (i)	(463,293)	(567,807)	(451,635)
Marketing and advertising	(476,466)	(375,519)	(275,394)
Personnel expenses (ii)	(399,104)	(546,826)	(105,794)
Financial expenses	(38,138)	(31,209)	(104,544)
Chargebacks (iii)	(200,633)	(71,491)	(47,854)
Depreciation and amortization (iv)	(128,348)	(95,363)	(51,571)
Other	(273,314)	(182,374)	(142,022)

	(3,794,670)	(3,117,069)	(1,839,881)

Classified as:
Cost of services	(2,236,066)	(1,510,770)	(829,661)
Cost of sales	(526,021)	(633,929)	(494,719)
Selling expenses	(565,170)	(351,439)	(245,759)
Administrative expenses	(427,366)	(581,668)	(153,177)
Financial expenses	(38,138)	(31,209)	(104,544)
Other (expenses) income, net	(1,909)	(8,054)	(12,021)

	(3,794,670)	(3,117,069)	(1,839,881)

(i)	Includes R$68,413 for the year ended 2019 related to taxes paid in relation to the sale of POS devices to a Group Company’ transactions.
(ii)	Includes R$93,369 and R$264,179 of compensation expense related to the LTIP, for the years ended December 31, 2019 and 2018, respectively.
(iii)	Chargebacks refer mainly to losses recognized during the period related to fraudulent card processing operations, as detailed in Note 23 (ii).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

21.	Expenses by nature (Continued)

(iv)	Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	For the year ended December 31,
	2019	2018	2017
Depreciation
Cost of sales and services (i)	(33,421)	(4,012)	(1,088)
Selling expenses	(28)	(13)	(10)
Administrative expenses	(4,421)	(1,760)	(714)

	(37,870)	(5,785)	(1,812)

Amortization
Cost of sales and services	(97,765)	(97,856)	(54,151)
Selling expenses	0	—	—
Administrative expenses	(1,892)	(795)	(375)

	(99,657)	(98,651)	(54,526)

PIS and COFINS credits (ii)	9,179	9,073	4,767

Depreciation and amortization expense, net	(128,348)	(95,362)	(51,571)

(i)	The accumulated depreciation of POS after beginning of the membership model was R$15,490.
(ii)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

22.	Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

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

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial instruments by category (Continued)

The PagSeguro Group classifies its financial instruments into the following categories:

	2019	2018
Financial assets
Amortized cost:
Cash and cash equivalents	1,403,955	2,763,050
Accounts receivable	10,507,122	8,104,679
Other receivables	84,099	20,148
Judicial deposits	5,651	1,511
Investment	1,500	—
Fair value through other comprehensive income
Financial investments	1,349,666	—

	13,351,993	10,889,388

	2019	2018
Financial liabilities
Amortized cost:
Payables to third parties	5,326,290	4,324,198
Trade payables	256,281	165,246
Payables to related parties	22,187	30,797
Other payables	73,129	29,501
Fair value through profit or loss
Contingent consideration (included in other payables)	15,800	—

	5,693,687	4,549,742

23.	Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Financial risk management (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2019 and 2018, the PagSeguro Group is not materially exposed to the risk of changes in market interest rates mostly due to its capital structure that takes into consideration a reduced amount of debt.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2019 and 2018, the PagSeguro Group is not materially exposed to foreign exchange risk.

Equity price risk

The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2019 and December 31, 2018, the exposure to equity price from such investments was not material.

Fraud Risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Financial risk management (Continued)

Credit risk (Continued)

Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers.

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

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

At December 31, 2019, PagSeguro Group held cash and cash equivalents of R$1,403,955 (R$2,763,050 at December 31, 2018).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Financial risk management (Continued)

Liquidity risk (Continued)

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At December 31, 2019
Payables to third parties	4,308,095	686,808	173,884	157,503	0
Trade payables	235,838	19,472	0	600	371
Trade payables to related parties	0	22,187	0	0	0
At December 31, 2018
Payables to third parties	3,968,125	233,694	66,967	55,412	—
Trade payables	141,958	18,744	1,358	3,186	—
Trade payables to related parties	—	28,869	—	—	—

24.	Capital management

The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans at December 31, 2019 and 2018.

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

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

25.	Fair value measurement (Continued)

•	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as at December 31, 2019:

	2019
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	44,291	1,359,664	0
Financial investments	1,349,666	0	0
Accounts receivable	0	10,507,122	0
Other receivables	0	84,099	0
Judicial deposits	0	5,651	0
Investment	0	0	1,500
Financial liabilities
Payables to third parties	0	5,326,290	0
Trade payables	0	262,029	0
Trade payables to related parties	0	22,187	0
Contingent consideration (included in Other payables)	0	0	15,800
Other payables	0	73,128	0

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.

Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

Financial liabilities are mostly represented by short-term payables to merchants which are paid in accordance to the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

25.	Fair value measurement (Continued)

Financial liabilities also include the contingent consideration that arose from the acquisition of TILIX in 2018, as disclosed in Note 10. The contingent is recognized at fair value at the acquisition date and with changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9 Financial Instruments. As at December 31, 2019, the key performance indicators of TILIX show that it is highly probable that the target will be achieved due to the expansion of the business and the synergies realized. This assessment is aligned with December 31, 2018 and, as such, no re-measurement charge has been recognized in profit or loss for the year ended December 31, 2019.

The fair value is determined considering the contractual cash outflows that will be required if the target is achieved and is substantially similar to the carrying amount. The significant unobservable input used in the measurement is the assumed probability-adjusted profit before tax of TILIX. A change in the probability that the target will be achieved would result in the derecognition of such liabilities.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2019.