Form 20-F
period 2020-12-31
PagSeguro Digital Ltd.
filed 2021-04-27
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2020
Commission File Number 1-38353

PAGSEGURO DIGITAL LTD.
(Exact name of registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
(Address of principal executive offices)
Artur Schunck
+55-11-3038 8123 – aschunck@pagseguro.com
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
As of December 31, 2020, there were 201,461,511 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 127,554,861 Class B common shares, par value of US$0.000025 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑    No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes ☐    No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☑    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large Accelerated Filer ☑    Accelerated Filer ☐    Non-accelerated Filer ☐    Emerging growth company ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☑    Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☑

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
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:
•the inherent risks related to the digital payments market, such as the interruption or failure of our computer or information technology systems;
•our ability to innovate and respond to technological advances and changing customer demands;
•the maintenance of tax incentives;
•our ability to attract and retain qualified personnel;
•general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries we may serve in the future and their impact on our business, notably with respect to inflation;
•labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;
•management’s expectations and estimates concerning our future financial performance and financing plans and programs;
•our interest rates and our level of debt and other fixed obligations;
•inflation, appreciation, depreciation and devaluation of the real;
•expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;
•our ability to anticipate market needs and develop and introduce new and enhanced products and service functionality to adapt to changes in our industry;
•our anticipated growth and growth strategies and our ability to effectively manage that growth;
•the impact of increased competition in our market, innovation by our competitors, and our ability to compete effectively;
•our ability to successfully enter new markets and manage our expansion;
•our ability to further penetrate our existing client base to grow our ecosystem;
•our expectations concerning relationships with third parties and key suppliers;
•our ability to maintain, protect and enhance our brand and intellectual property;
•the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;
•our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business;

•the economic, financial, political and social effects of the novel coronavirus (“COVID-19”) pandemic, including new or variant strains, or other pandemics, epidemics and similar crises, particularly in Brazil, and the extent to which they continue to cause serious negative macroeconomic effects, thus enhancing the risks described under “Item 3. Key Information—D. Risk Factors;”
•developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, operations, cash flows, prospects, liquidity and financial condition;
•our ability to predict and efficiently react to the temporary or long-term term changes in our customers’ behavior as a result of the COVID-19 pandemic, even once the outbreak is sufficiently controlled;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risk factors discussed under “Item 3. Key Information—Risk Factors.”
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
CERTAIN TERMS AND CONVENTIONS
A glossary of industry and other defined terms is included in this annual report, beginning on page 145.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The following references in this annual report have the meanings shown below:
•“PagSeguro Digital” or the “Company” mean PagSeguro Digital Ltd. PagSeguro Digital Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands.
•“PagSeguro Brazil” means PagSeguro Internet S.A., our operating company, a sociedade anônima incorporated in Brazil. PagSeguro Internet S.A. is substantially wholly-owned by PagSeguro Digital Ltd.
•“We,” “us” and “our” mean PagSeguro Digital, PagSeguro Brazil and PagSeguro Brazil’s subsidiaries on a consolidated basis.
•“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.
•“UOL” means Universo Online S.A., the controlling shareholder, of PagSeguro Digital. For more information regarding UOL, see “Item 7. Major Shareholders and Related Party Transactions.”
•“Brazilian government” means the federal government of Brazil.
•All references to the “Companies Act” are to the Cayman Islands’ Companies Act (2021 Revision) as the same may be amended from time to time, unless the context otherwise requires.
•All references to the “Memorandum of Association” “Articles of Association” and “Memorandum and Articles of Association” of the Company are references to the current amended and restated memorandum and articles of association of the Company, as the same may be amended in accordance with the Companies Act from time to time.

The term “Brazil” refers to the Federative Republic of Brazil. “Central Bank” refers to Banco Central do Brasil. References in this annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.
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
Data Protection – Privacy Notice
Scope
The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Act, 2017, or the DPA, which came into effect in the Cayman Islands on September 30, 2019. This privacy notice puts investors in our Class A common shares on notice that through your investment in our Class A common shares, you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). We collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.
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

What rights do individuals have in respect of personal data
Under the DPA, individuals must be informed of the purposes for which their personal data is processed and this privacy notice fulfills our obligation in this respect.
Individuals have rights under the DPA in certain circumstances. These may include the right to request access to their personal data, the right to request rectification or correction of personal data, processing of personal data be stopped or restricted and the right to require that the Company cease processing personal data for direct marketing purposes. If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling: +1-345-946-6283 or by email at info@ombudsman.ky.
Contacting PagSeguro Digital
For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact our investor relations office at +55 (11) 3038-8283.
Certain Anti-Money Laundering Matters
In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.
The Company also reserves the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.
If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Terrorism Act (As Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Economic Substance
The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision), or the Cayman Economic Substance Act. The Company is required to comply with the Cayman Economic Substance Act. As the Company is a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether the Company is carrying out any relevant activities and if so, whether the Company has satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. The Company may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject the Company to penalties under the Cayman Economic Substance Act.

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
Following our IPO on January 26, 2018, PagSeguro Digital began reporting consolidated financial information to shareholders. The historical operations of PagSeguro Brazil are deemed to be those of PagSeguro Digital.
The following tables summarize financial data for PagSeguro Digital at and for each of the years ended December 31, 2020, 2019, 2018, 2017 and 2016. The financial data as of December 31, 2020 and 2019 and for the three years ended December 31, 2020 are derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial data as of December 31, 2017 and 2016 and for the two years ended December 31, 2017 are derived from our audited consolidated financial statements, not included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2020, 2018, 2017 and 2016 are derived from our year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes, with offices at Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brazil 05001-903, Caixa Postal 60054. The selected consolidated financial data as of and for the year ended December 31, 2019 are derived from our year-end financial statements audited by Ernst & Young Auditores Independentes, with offices at São Paulo Corporate Towers, Avenida Presidente Juscelino Kubitschek, 1909, Torre Norte, São Paulo, SP, Brazil 04543-011. These audited consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. PagSeguro Digital maintains its books and records in reais.
You should read this information in conjunction with the following other information included elsewhere in this annual report:
•our audited consolidated financial statements and related notes; and
•the information under “Item 5. Operating and Financial Review and Prospects.”

The following tables present our selected financial and operating data as of and for each of the periods indicated.
STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,
	2020	2020	2019	2018	2017	2016
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Revenue from transaction activities and other services	867.6	4,508.7	3,376.1	2,267.1	1,224.3	480.0
Revenue from sales	—	—	174.2	374.6	471.9	260.6
Financial income	419.0	2,177.4	2,030.5	1,414.5	818.6	392.4
Other financial income	24.7	128.6	126.4	278.5	8.6	5.3
Total revenue and income	1,311.3	6,814.7	5,707.2	4,334.7	2,523.4	1,138.4
Cost of sales and services	(725.9)	(3,772.3)	(2,762.1)	(2,144.7)	(1,324.4)	(623.7)
Selling expenses	(118.8)	(617.5)	(565.2)	(351.4)	(245.8)	(199.9)
Administrative expenses	(108.5)	(563.9)	(427.4)	(581.7)	(153.2)	(84.5)
Financial expenses	(21.0)	(109.2)	(38.1)	(31.2)	(104.5)	(68.3)
Other income (expenses), net	4.4	22.9	(1.9)	(8.1)	(12.0)	(6.7)
Operating profit before Income Taxes	341.5	1,774.7	1,912.5	1,217.6	683.5	155.4
Current income tax and social contribution	(12.1)	(62.8)	(24.5)	(180.9)	(215.0)	(7.4)
Deferred income tax and social contribution	(80.7)	(419.6)	(521.0)	(126.3)	10.3	(20.1)
Income Tax and Social Contribution	(92.8)	(482.4)	(545.5)	(307.2)	(204.7)	(27.6)
Net Income for the Year	248.7	1,292.3	1,367.0	910.4	478.8	127.8
Attributable to:
Equity holders of the parent	248.6	1,291.7	1,365.6	909.3	478.8	127.2
Non-controlling interests	0.1	0.6	1.4	1.1	—	0.6
Basic earnings per share attributable to equity holders of the parent – R$	0.7548	3.9225	4.1613	2.8625	1.8254	0.4849
Diluted earnings per share attributable to equity holders of the parent – R$	0.7536	3.9163	4.1475	2.8582	1.8254	0.4849

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using a rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2020 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2020 may not be indicative of current or future exchange rates.

OPERATING DATA

	At and For the Years Ended December 31,
	2020(1)	2020	2019	2018	2017	2016
Operating Statistics:
Active merchants at year-end (in millions)	N/A	7.0	5.3	4.1	2.8	1.4
TPV (in billions)	R$31.1	R$161.5	R$114.8	R$76.1	R$38.5	R$14.1
PagBank active users (in millions)	N/A	7.9	2.7	—	—	—

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using a rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2020 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2020 may not be indicative of current or future exchange rates.

BALANCE SHEET DATA
The following table presents the line items from PagSeguro Digital’s consolidated balance sheet data:

	At December 31,
	2020	2020	2019	2018	2017	2016
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	315.6	1,640.1	1,403.9	2,763.1	66.8	80.0
Financial investments	188.5	979.8	1,349.7	—	210.1	131.2
Accounts receivable	3,087.2	16,043.0	10,477.2	8,104.7	3,522.3	1,715.5
Receivables from related parties	—	—	—	—	124.7	300.8
Inventories	5.8	30.4	61.9	88.6	61.6	21.0
Taxes recoverable	74.9	389.0	171.6	65.7	14.4	17.7
Other receivables	31.7	164.8	84.1	20.1	28.0	4.5
Total Current Assets	3,703.7	19,247.1	13,548.4	11,042.1	4,028.0	2,270.8
Non-Current Assets
Judicial deposits	1.4	7.4	5.7	1.5	0.9	0.5
Accounts receivable	6.5	33.6	29.9	—	—	—
Prepaid expenses	2.0	10.3	7.2	1.0	0.1	0.1
Investment	3.2	16.4	1.5	—	—	—
Deferred income tax and social contribution	16.0	83.3	—	—	37.0	8.3
Property and equipment	346.9	1,802.6	400.0	67.1	10.9	4.6
Intangible assets	216.2	1,123.6	589.6	305.6	158.9	86.1
Total Non-Current Assets	592.2	3,077.2	1,033.9	375.2	207.8	99.7
TOTAL ASSETS	4,295.9	22,324.3	14,582.3	11,417.3	4,235.8	2,370.4

	At December 31,
	2020	2020	2019	2018	2017	2016
	(US$)(1)	(R$)	(R$)	(R$)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	1,943.8	10,101.5	5,326.3	4,324.2	3,080.6	1,304.0
Trade payables	64.6	335.5	256.3	165.2	92.4	61.7
Payables to related parties	11.2	58.3	22.2	30.8	39.1	76.2
Derivative financial instruments	—	—	—	—	—	6.6
Deposits	110.1	572.0	—	—	—	—
Borrowings	—	—	—	—	—	205.2
Salaries and social security charges	33.7	175.2	106.8	73.9	34.3	20.3
Taxes and contributions	5.0	26.0	124.0	80.1	52.1	6.9
Provision for contingencies	3.3	17.1	11.9	7.0	4.6	0.7
Deferred revenue	35.8	186.2	—	—	—	—
Dividends payable and interest on own capital	—	—	—	—	—	22.2
Other liabilities	19.7	102.6	45.6	29.5	15.9	15.2
Total Current Liabilities	2,227.3	11,574.5	5,893.1	4,710.8	3,319.0	1,719.2
Non-Current Liabilities
Deferred income tax and social contribution	217.9	1,132.6	630.9	132.1	42.8	24.4
Deposits	37.3	194.1	—	—	—	—
Provision for contingencies	2.3	11.7	—	—	3.6	—
Deferred revenue	5.3	27.3	—	—	—	—
Other liabilities	10.9	56.6	43.3	—	—	—
Total Non-Current Liabilities	273.7	1,422.4	674.2	132.1	46.4	24.4
TOTAL LIABILITIES	2,501.0	12,996.9	6,567.3	4,842.9	3,365.4	1,743.5
TOTAL EQUITY	1,794.9	9,327.5	8,015.0	6,574.4	870.4	626.9
TOTAL LIABILITIES AND EQUITY	4,295.9	22,324.3	14,582.3	11,417.3	4,235.8	2,370.4

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using a rate of R$5.1967 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2020 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2020 may not be indicative of current or future exchange rates.

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
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS, as issued by the IASB. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures.

Reconciliation of Non-GAAP Financial Measures
The following table presents a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the years ended December 31, 2020 and 2019:

	For the Twelve Months Ended December 31,
	2020	Percent Change	2019
	(in millions of reais, except for amounts per share)

Total revenue and income	6,814.7	19.4%	5,707.2
Non-GAAP total revenue and income	6,814.7	19.4%	5,702.2
Total expenses	(5,040.0)	32.8%	(3,794.7)
Less: Share-based long-term incentive plan (LTIP)	207.0	32.5%	156.2
Less: M&A Expenses	8.2	100.0%	—
Non-GAAP total expenses(1)	(4,824.8)	32.5%	(3,638.5)
Profit before income taxes	1,774.7	(7.2)%	1,912.5
Plus: Total non-GAAP Adjustments	215.2	37.8%	156.2
Non-GAAP profit before income taxes(2)	1,989.9	(3.8)%	2,068.7
Income tax and social contribution	(482.4)	(11.6)%	(545.5)
Less: Income tax and social contribution on non-GAAP adjustments	(73.2)	37.8%	53.1
Non-GAAP deferred income tax(3)	(555.6)	(7.2)%	(598.6)
Net income	1,292.3	(5.5)%	1,367.0
Plus: Total non-GAAP adjustments	142.0	37.8%	103.1
Non-GAAP net income(4)	1,434.3	(2.4)%	1,470.1
Basic earnings per share attributable to equity holders of the parent — R$	3.9225	(5.7)%	4.1613
Diluted earnings per share attributable to equity holders of the parent — R$	3.9163	(5.6)%	4.1475
Non-GAAP basic earnings per share attributable to equity holders of the parent — R$(5)	4.3539	(2.7)%	4.4754
Non-GAAP diluted earnings per share attributable to equity holders of the parent — R$(5)	4.3470	(2.5)%	4.4606

(1)
Non-GAAP total expenses excludes:
(a) Stock-based compensation expenses in the total amount of R$207.0 million in 2020 (R$156.2 million in the year ended December 31, 2019), consisting of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated mainly between Cost of sales and services, Selling expenses and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$3,772.3 million in 2020 (R$2,762.0 million in the year ended December 31, 2019) is adjusted by R$20.1 million in 2020 (R$28.1 million in the year ended December 31, 2019) resulting in non-GAAP Cost of sales and services of R$3,752,2 million in 2020 (R$2,733.9 million in the year ended December 31, 2019); Selling expenses in the amount of R$617.5 million in 2020 (R$565.2 million in the year ended December 31, 2019) is adjusted by R$1.1 million, resulting in non-GAAP Selling expenses of R$616.4 million in 2020 (R$565.2 million in the year ended December 31, 2019); and Administrative Expenses in the amount of R$563,9 million in 2020 (R$427.4 million in the year ended December 31, 2019) is adjusted by R$185.8 million in 2020 (R$128.1 million in the year ended December 31, 2019), resulting in non-GAAP Administrative expenses of R$369.9 million in 2020 (R$299.2 million in the year ended December 31, 2019); and
(b) M&A expenses in the total amount of R$8.2 million in 2020. M&A expenses consists of expenses for mergers & acquisitions (M&A) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.

(2)	Non-GAAP profit before income taxes reflects the adjustments described in footnote (1) above for stock-based compensation expenses and M&A expenses.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnote (1) above.
(4)	Non-GAAP net income reflects the sum of the adjustments described in footnotes (1) and (3) above
(5)	Non-GAAP Basic earnings per common share attributable to equity holders of the parent and non-GAAP Diluted earnings per common share attributable to equity holders of the parent reflect the adjustments to non-GAAP Net income, which is allocated in full to Equity Holders of the parent.

Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report into U.S. dollars. The exchange rate for reais into U.S. dollars was R$5.197 to U.S.$1.00 as of December 31, 2020, R$4.031 to U.S.$1.00 as of December 31, 2019, R$3.875 to U.S.$1.00 as of December 29, 2018, R$3.308 to U.S.$1.00 as of December 30, 2017, and R$3.259 to U.S.$ 1.00 as of December 31, 2016, in each case, the commercial selling rate for U.S. dollars as reported by the Brazilian Central Bank. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.1967 to US$1.00. Such translations should not be construed as representations that the real amounts represent, have been or could be converted into U.S. dollars at the rates indicated or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2020 may not be indicative of current or future exchange rates. For more information on risks relating to exchange rate fluctuations on our business, see “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.”
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
For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2020, 80% of our customers accessed our platforms through mobile devices, compared with 74% in the year ended December 31, 2019. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.
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
We compete in markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We compete with existing providers of digital payment solutions, in-person payments via POS, free digital accounts, prepaid cards and acquisition activities. In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. As is the case with the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits.

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
Specifically, we have contracted with UOL Diveo, a company focused on IT infrastructure management services and cloud computing as well as the development of software and services to promote digital transformation, which is controlled by our parent company UOL and, therefore, our affiliate, to provide us with internet data centers to host our sites and keep them operational, and we rely on it and its operational, privacy and security procedures and controls and its ability to keep our sites operational. In December 2019, the colocation agreement that we entered into with UOL Diveo was assigned to UD Tecnologia, a subsidiary of UOL Diveo that was sold to Digital Colony in April 2020 and rebranded as Scala Data Centers S.A., or Scala Data Centers, which is not a related party of our company. Failure by Scala Data Centers to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and increased costs, which could materially affect our reputation or results of operations. In addition, we rely in part on Scala Data Centers to advise us of any security breaches. If Scala Data Centers does not provide notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace Scala Data Centers, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues with it that may harm our business. For more information on our agreement with UOL Diveo, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
Due to the COVID-19 pandemic, our remote work practices have expanded and, as a result, the risks related to cybersecurity failures in our internal systems have also risen. As such, interruptions or flaws in our information technology systems, such as in our telework systems, accounting calculations and billing, caused by accidents, malfunctions or malicious acts may impact our corporate, commercial or operational activities, which could adversely affect our business and results of operations, as well as our reputation and market reliability. Cyberattacks have become increasingly sophisticated and diffuse. We keep sensitive client information in our database, which may be the subject of cyberattacks by individuals seeking unauthorized access to such information for misuse. As such, failures to protect our clients’ personal data, as well as nonconformance with the applicable legislation, may give rise to additional costs and adversely affect our image and reputation.

We are subject to risks associated with noncompliance with the General Data Protection Law and may be adversely affected by the imposition of fines and other types of penalties.
In 2018, Law No. 13,709/2018, the General Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, was enacted, as amended by Law No. 13,853/2019, to govern the practices related to the use of personal data, replacing the sparse and sectoral standards that previously regulated rights to data privacy and protection in Brazil. The LGPD became effective on September 18, 2020, but the application of the administrative penalties provided for in the LGPD has been postponed to August 1, 2021. By creating a microsystem of rules impacting all sectors of the economy, the LGPD provides a new legal framework to be observed in personal data processing operations. Among other provisions, it establishes the rights of data subjects, the legal bases applicable to the protection of personal data, the requirements for obtaining consent on the use of such data, the obligations and requirements relating to security incidents and leaks and data transfers, as well as the authorization for the creation of the ANPD, which is the entity responsible for regulating and supervising the application of the LGPD and other data protection laws as well as imposing sanctions in the event of noncompliance with the legal rules and obligations. On August 26, 2020, the Brazilian government issued Decree No. 10,474/2020, approving the regulatory framework and list of commissioned positions for the ANPD. The decree will go into effect on the date the ANPD chief executive officer’s appointment is published in the official federal newspaper.
We must also provide a secure environment for our users. Investing in technical and administrative maintenance for information security and personal data protection will also be necessary, including to support our corporate governance structure for personal data protection. In addition, under the LGPD, we have a legal duty to maintain a communication channel with data subjects whose data we process, including our users and partners.
Personal data subjects are entitled to the following rights, which we must ensure: (i) to obtain confirmation of existence of personal data processing, (ii) to access their personal data, (iii) to correct all incomplete, inaccurate or outdated personal data, (iv) to carry out portability processes to transfer personal data to another service or product, in accordance with the additional regulations set forth by the ANPD, (v) to request the deletion of processed personal data based on consent, or the right to revoke their previously given consent, (vi) to obtain information on government and private-sector entities with whom those responsible for data processing have shared their data and (vii) to be allowed to deny consent to personal data processing and to be advised of the consequences of that denial. The LGPD also establishes that the following information must be provided to data subjects, including through privacy notices: (i) the specific purpose of such processing, (ii) processing methods and duration, (iii) the identity of those responsible for data processing, (iv) the contact information of those responsible for data processing, (v) information with regards to the sharing of personal data with third parties and its purpose and (vi) description of responsibilities, particularly the responsibilities of the processing agents involved.
We may be required to indemnify users affected by violations of their rights as data subjects, such as their right to transparency or to obtain information on the processing of their personal data. Should we disclose insufficient information regarding data processing as required by the LGPD, we may also be subject to administrative sanctions imposed by personal data protection, consumer protection or public interest protection agencies and entities, including the ANPD. Noncompliance with any LGPD provisions may lead to the following: (i) individual or class actions being filed seeking damages due to breaches not only of the LGPD, but also of any sparse and industry-specific data protection laws still in force and (ii) the imposition of the penalties set forth by the Consumer Protection Code and the Civil Framework for the Internet by certain consumer protection agencies, as they have been acting in this regard well before the effectiveness of the LGPD and the actual establishment of the ANPD, particularly in cases of security incidents resulting in undue access to personal data.
If our operations and business model are not in compliance with the LGPD’s rules, we may be subject to formal warnings, public sanctions, the deletion of data or the suspension of data processing activities. Furthermore, we may be subject to a fine equal to up to 2% of our gross sales, or the gross sales of our economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50.0 million per violation. In addition, we may be held liable for individual or collective material moral damages caused by our failure to meet any of the obligations set forth by the LGPD. We may be held legally responsible for paying damages to users harmed by violations of their rights as personal data subjects, such as their rights to transparency, in that they may obtain information regarding the treatment of their personal data and other rights set forth in the LGPD.
If we are found to not have sufficiently provided information about the treatment of personal data in accordance with the requirements set forth by the LGPD, we may also face administrative sanctions by public entities and regulatory bodies that govern personal data, consumer protection and public interests.

The LGPD and other laws and regulations that may be passed in the future may be interpreted and applied differently over time and from jurisdiction to jurisdiction. It is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure to comply with (i) our privacy policies, (ii) any regulatory requirements or orders, or (iii) other local, state, federal, or international privacy or consumer protection-related laws and regulations could materially and adversely affect our business.
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
Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or non-compliance with present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
PagSeguro Brazil, Wirecard Brazil S.A., or Wirecard Brazil, and BancoSeguro S.A., or BancoSeguro, are each authorized by the Central Bank to operate as payment institutions, in the case of PagSeguro Brazil and Wirecard Brazil, and as a financial institution, in the case of BancoSeguro. As payment institutions, PagSeguro Brazil and Wirecard Brazil are both licensed by the Central Bank as issuers of electronic currency and acquirers, PagSeguro Brazil’s authorization having been issued by the Central Bank on October 17, 2018. In addition, PagSeguro was authorized by the Central Bank on March 16, 2019 to operate as a payment institution of post-payment accounts in order to act as an issuer of post-paid cards within third-party payment schemes. Currently, our digital payments activity as payment scheme settlors (in the case of PagSeguro Brazil and Wirecard Brazil) is exempt from authorization.

In addition, early payment of receivables is part of our activities. Law No. 12,865/2013 prohibits payment institutions such as PagSeguro Brazil and Wirecard Brazil from performing activities that are limited to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is limited to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected. For further information regarding these regulatory matters, see “Item 4. Information on the Company—Regulation—Regulation of the digital payments industry in Brazil.”
BancoSeguro is licensed in Brazil as a multi-purpose bank, with commercial and investment banking portfolios. As a financial institution, BancoSeguro is subject to Law No. 4,595/1964 and the rules of the National Monetary Council (the Conselho Monetário Nacional, or CMN), and the Central Bank. Brazilian financial institutions are subject to extensive government regulations applicable to their activities, including those relating to: (i) minimum capital requirements; (ii) compulsory deposits/reserve requirements; (iii) investment requirements in fixed assets; (iv) lending limits and other credit restrictions; (v) accounting and statistical requirements; (v) price and salary controls; and (vi) tax policy and regulation. Additionally, within the scope of its investment banking portfolio, BancoSeguro, through the PagInvest platform, acts as a distributor of securities (currently, third party investment funds), and in this regard BancoSeguro is regulated and supervised by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), in accordance with Law No. 6,385/1976 and the rules issued by CVM.
Brazilian payment institutions and financial institutions have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect BancoSeguro’s, Wirecard Brazil’s and PagSeguro Brazil’s operations and financial results.
Furthermore, if we are found to be in violation of any current or future regulations, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil, Wirecard Brazil or BancoSeguro. We could also be subject to private lawsuits. Any of these consequences could seriously harm our business and results of operations.
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

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a social contribution on gross revenues) from 0% to 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. In addition, governments, agents and similar bodies are discussing tax measures to assist entities in response to the COVID-19 pandemic. In the short term, these measures may include tax payment deferrals, tax credits and Central Bank loans, which may be applicable to us if enacted in the future. However, Brazilian government authorities at the federal, state and local levels may consider changes in tax laws to cover budgetary shortfalls as a result of the COVID-19 pandemic, these changes may adversely affect our profitability by increasing our current tax burden. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates would also harm our profitability.
In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Some tax rules related to the collection, ancillary obligations or changes in the applicable tax rates in Brazil may be amended by the authorities without prior notice or a transition period for implementation. We may not always be aware of all such changes that affect our business and we may therefore inadvertently fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments, penalties and interests for our company. In this sense, we are involved in tax proceedings based on differences of interpretation between us and the Brazilian tax authorities regarding tax laws and regulations. For further information, see “Item 8. Financial Information—Tax and Social Security Proceedings.”
At the municipal level, the Brazilian government enacted Supplementary Law No. 157/2016, which imposed changes regarding the taxes applied to services we render. Once these changes are enforced, our taxes will be due in the municipality in which the acquirer of our services is located, rather than in the municipality in which our facilities are located. This obligation took force in January 2018, but its enforcement has been delayed by Direct Unconstitutionality Action No. 5835, or the ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/2016’s constitutionality before the Brazilian Federal Supreme Court, or STF, arguing that the new legislation would adversely affect companies due to the increased costs and bureaucracy that would come with making ISS tax payments to several municipalities and complying with tax reporting obligations connected therewith. As a result, the STF granted an injunction to suspend the enforcement of Supplementary Law No. 157/2016. A final decision on this matter is currently pending. Moreover, the Brazilian government recently enacted Supplementary Law No. 175/2020, which implemented additional changes to the collection of ISS taxes on certain services, including debit or credit card services, and provided that ISS taxes due for the rendering of these services be paid to the municipality in which the recipient of the service is located. Despite the enactment of Supplementary Law No. 175/2020, due to the preliminary injunction that was granted by the STF in 2018 in response to the ADI, it can be argued that our obligation to pay ISS taxes to the municipality of our service’s recipient is also currently suspended. The STF issued a decision on the ADI concerning the constitutionality of the provisions encompassed by Supplementary Law No. 157/2016 that set forth the jurisdiction shift over ISS tax collections from the municipality of the service provider to the municipality of the service’s recipient. It could therefore be argued that the legal basis that supports Supplementary Law No. 175/2020 is currently suspended and, as a result, the obligations set forth by this law shall be understood as suspended as well. Supplementary Law No. 175/2020 also provided that ISS taxes due should be reported by the 25th day of the month following the taxable event, using a standardized electronic system, in accordance with standards to be established by the Management Committee of Ancillary Obligations (Comitê Gestor das Obrigações Acessórias), or the CGOA. There is currently no established timeframe for the implementation of the new standardized electronic system that will be designed by CGOA, and the CGOA members were only appointed on January 18, 2021, through the enactment of Statement No. 01/2021, by the National Confederation of Municipalities.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities, judicial or administrative courts and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
The Brazilian government has been studying a substantial tax reform in Brazil. It is not possible to precisely predict if and how potential changes may affect our business, but it is advised that prospective investors consult their tax advisors for reviewing potential impacts associated with changes in the applicable tax law.
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
We rely on third parties in many aspects of our business, including, among others:
•networks, banks, payment processors, and payment gateways that link us to the payment card and bank clearing networks to process transactions;
•third parties that provide certain outsourced customer support and product development functions, which are critical to our operations; and
•third parties that provide facilities, infrastructure, components and services, including data center facilities and cloud computing.
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
In particular, we rely on UOL, our largest shareholder, and its subsidiaries for a number of business services, particularly: data storage services; telecommunications services; internet security services; software development, maintenance and management; and call center, infrastructure, corporate, litigation and back-office services. UOL and its subsidiaries also provide us with advertising and media space and resell cloud services to us. For further details of these services, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our failure to manage the assets underlying our customer funds properly could harm our business.
Our ability to manage and account accurately for the assets underlying our customer funds requires a high level of internal controls. As our business continues to grow and we expand our product offerings, we must continue to strengthen our internal controls accordingly. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to manage the assets underlying our customer funds accurately could severely diminish customer use of our products or result in penalties and fines, which could harm our business.
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
With the goal of increasing our transaction business and POS device offerings, we invest broadly in our POS unit technology. Our products, such as the Moderninha and the Minizinha, often require investments with long lead times. An inability to forecast the success of a particular product correctly could harm our business. We must forecast inventory needs and expenses and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for particular products. Our ability to forecast demand for our products accurately could be affected by many factors, including an increase or decrease in demand for our products or for our competitors’ products, unanticipated changes in general market conditions, and the change in economic conditions.
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
Due to reliance of our POS manufacturers on these components, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, loss of or damage to our products while they are in transit or storage, natural disasters or the occurrence of a contagious disease or illness, such as the COVID-19 outbreak that the World Health Organization, or the WHO, designated as a pandemic in March 2020, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, the inability of our manufacturers to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, or difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices, would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could hurt our relationships with our customers, prevent us from acquiring new customers, and significantly harm our business. We may also experience a shortage in some of the key components used to manufacture our POS devices due to disruptions caused by the current COVID-19 pandemic, particularly in China where these components are manufactured. Any continued operating complications caused by COVID-19, including any prolonged period of travel, work place closures, stay at home and quarantine orders, mobility limitations, commercial and other similar restrictions, may result in shortages which would hinder our ability to provide our POS devices or other services to our merchants on a timely basis, which could have a material adverse effect on our results of operations and financial position. For more information on risks relating to COVID-19, see “—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations, and any errors, failures, or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.
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
Our future profitability will depend, in part, on our ability to successfully implement our strategy to increase adoption of our digital payment methods. We cannot assure you that the market for digital payments will continue to grow or will remain viable. We expect to invest substantial amounts to:
•drive consumer and merchant awareness of digital payments;
•encourage consumers and merchants to sign up for and use our digital payment products;
•enhance our infrastructure to handle seamless processing of transactions;

•continue to develop state of the art, easy-to-use technology;
•expand our operations;
•increase the number of users who collect and pay digitally; and
•grow and diversify our customer base.
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
Our operating results are affected by the condition of the economy. Our business and financial performance may be harmed by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession. These factors have been adversely affected by the COVID-19 pandemic in Brazil, which has caused increases in unemployment rates, inflation rates and energy and fuel costs, and interest rates, as well as significant financial market volatility. Additionally, we may experience difficulties in operating and growing our operations as a result of economic pressures. For more information on the effects of the COVID-19 pandemic, see “—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
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
We have significant working capital requirements, primarily driven by payment terms agreed with our merchant clients and the extended payment terms that they offer their customers. Differences between the date when we pay our merchant clients and the date when we receive payments from financial institutions may harm our liquidity and our cash flows. We expect our working capital needs to increase as our total transaction business increases. In order to finance our working capital needs, we have recently been entering into financing arrangements that decrease the amount of time it takes for us to collect our accounts receivable, and to increase the amount of time we have to pay our accounts payable. In addition, we also use our full banking license to offer certificates of deposit, or CDs, through BancoSeguro primarily to fund our credit portfolio. We believe these financing arrangements and BancoSeguro’s CDs allow us to gain access to capital faster and more cheaply than we would otherwise be able to. There can be no assurance that these types of financing arrangements will continue to be available to us on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our sites, which may harm our business, financial condition and results of operations.
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
BancoSeguro’s, PagSeguro Brazil’s and Wirecard Brazil’s business is highly dependent on the current regulatory environment and changes in regulation may affect its results and the development of its activities.
The Brazilian government has historically implemented or modified regulations that affect Brazilian financial institutions as part of its economic policy implementation. Such regulations are continuously modified by the Brazilian government to control credit availability and to reduce or increase consumption. Some of these controls are temporary in nature and may be modified from time to time in accordance with Brazilian government credit policies. Other controls have been introduced and have either remained stable or were gradually reduced. Such changes may adversely affect BancoSeguro’s, PagSeguro Brazil’s and Wirecard Brazil’s, and consequently our, future operations and revenues.
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
As of December 31, 2020, we had approximately 6,605 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for non-compliance that could harm our results of operations.
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
We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. As of December 31, 2020, we have recorded R$13.0 million in provisions for current civil and labor proceedings and no provisions for non-current proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.

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
We may occasionally acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results.
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
Natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or pandemic such as the outbreak of COVID-19, or other events, such as wars, acts of terrorism, political events, environmental accidents, power shortages or communication interruptions could seriously harm our business. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and seriously harm our business and results of operations. In addition, our net sales could be significantly reduced to the extent that a natural disaster, health epidemic or pandemic or other major event harms the economy of Brazil or any other jurisdictions where we may operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by natural disasters, health epidemics or pandemic or other major events.

Furthermore, the spread of communicable diseases such as the COVID-19 pandemic may affect investment sentiment, cause disruptions and result in volatility in global markets, potentially affecting the Brazilian economy and investment outlook. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China and cases of infected patients have since been reported in other regions, including reported cases in Brazil in, among other locations, the city of São Paulo, where we have our headquarters. On March 11, 2020, the WHO designated COVID-19 as a pandemic. The spread of this virus has caused certain business, market and travel disruptions globally and particularly in infected regions. These disruptions include large-scale business shut downs, quarantine orders and mobility restrictions across Brazil and the world, negative impacts on Brazil’s and the world’s economy and financial market volatility, including volatility in the price of our Class A common shares. These disruptions have already had a direct impact on our TPV in the first and second quarters of 2020 as most of the Brazilian state capitals were under partial shut down since mid-March 2020. Partial shut downs are affecting all non-food retail stores, shopping malls, cinemas, soccer matches, concerts, cultural events, public parks, among other businesses. Under the partial shut downs, bars and restaurants may only operate home delivery services or takeout operations. As a result, we could experience net income shortfalls from operations, which could have a significant adverse effect on our results of operations.
Should the number of infected patients further increase in Brazil, it is possible that these disruptions would further affect the Brazilian economy and the financial markets, consequently having an adverse effect our results of operations and the trading price of our common shares. For example, if any Brazilian residents, including our employees, are suspected of having contracted a communicable disease such as the coronavirus, they may be subjected to quarantines, in addition to the stay at home orders and mobility limitations already applicable to the general population in various Brazilian cities. On a business level, this could mean that our or other companies’ operations may be suspended. Any such further outbreak could more generally restrict economic activities in affected regions in Brazil, resulting in reduced business volume or temporary closures of our or other companies’ facilities, or otherwise disrupting our business operations. In particular, we may experience a shortage in some of the key components used to manufacture our POS devices due to disruptions caused by the current COVID-19 pandemic, particularly in China, where these components are manufactured. In addition, Brazil has been facing the emergence of new COVID-19 variants, which have been causing a significant increase in the number of infections, hospitalizations and deaths. This could prolong the COVID-19 pandemic in Brazil and across the world, and result in new quarantine and lockdown periods, travel and public transport restrictions, prolonged closure of workplaces, supply chain disruptions and a general reduction in consumption. New COVID-19 variants may adversely affect the capital markets and the price of our common shares.
As a result of the COVID-19 pandemic, we implemented a remote working arrangement for our employees, which could adversely affect our ability to execute our business plans and operations. Should, for example, a natural disaster, power outage, connectivity issue or any other similar event impact our employees’ ability to work remotely, it could be difficult or even impossible to maintain our business activities for a substantial period. We may also face transportation difficulties to seek new clients as a result of the restrictive measures imposed in response to the COVID-19 pandemic and a deterioration in our customer service quality due to the remote working arrangements we have implemented. We may be obligated to take further measures if required by the applicable government authorities or if we determine they are in the best interest of our employees, customers and business partners. In addition, if the COVID-19 pandemic continues, our business may be impacted by changes in consumer spending patterns. Factors that could affect consumer willingness to purchase non-essential items include, but are not limited to, general business conditions, employment levels, interest rates, tax rates, consumer credit availability, consumer confidence in future economic conditions or risks and public perceptions of risks related to epidemics or pandemics, such as the COVID-19 pandemic. In the event of a prolonged economic downturn or acute recession, consumer behavior may be adversely affected, causing our results of operations to fall below expectations.
We are not aware of any comparable event that could give us any guidance with respect to the effects of a global pandemic and the spread of COVID-19. Consequently, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. The extent to which the consequences of the COVID-19 pandemic impact our results, including the results of our clients, will depend on future developments that are highly uncertain and cannot be predicted, such as any new information which may emerge concerning the severity of the coronavirus, its potential spread to other regions and government actions to contain the outbreak or treat its impact, among others.

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
The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:
•growth or downturn of the Brazilian economy;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;
•inflation;
•liquidity of the domestic capital and lending markets;
•import and export controls;
•exchange controls and restrictions on remittances abroad;
•modifications to laws and regulations according to political, social and economic interests;
•fiscal policy and changes in tax laws;
•economic, political and social instability;
•labor and social security regulations; and
•other political, social and economic developments in or affecting Brazil.
It is expected that during 2021, the Brazilian government will address two other important reforms regarding the tax system and administrative structure that may affect the macroeconomic environment. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise. Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations —Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending.”
Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.
The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Consequently, uncertainty as to whether the Brazilian government will manage to pass the necessary economic reforms to prevent public accounts and the economy from deteriorating may lead to a decline in market confidence in the Brazilian economy and a crisis in government.
The economic outlook for 2021 continues to face significant uncertainties. The Brazilian economy was expected to continue recovering in 2020 at a moderate pace. However, due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 4.1% in GDP. As of January 2021, according to the International Monetary Fund, or the IMF, Brazil’s GDP growth rate for 2021 is expected to be 3.6%.
In addition, various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment.

Under “Operação Lava Jato” members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies, have faced allegations and, in certain cases, convictions, or, also, entering into plea bargains, related to crimes of political corruption, involving alleged bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed, in addition to alleged personal enrichment of the recipients of the bribes and the favoring of companies in contracts with the Brazilian government. Furthermore, certain of these companies have been investigated, and, in certain cases, being convicted by the competent authorities, such as the CVM, the SEC and the United States Department of Justice. Certain of these companies have chosen to enter into leniency agreements with the competent authorities, when possible. The outcome of these investigations, convictions, plea bargaining and leniency agreements have had an adverse impact on the image and reputation of the implicated companies, political parties and on the general market perception of the Brazilian economy and political environment. Although “Operação Lava Jato” was formally closed by the Office of the Brazilian Federal Prosecutor on February 1, 2021, we cannot predict whether such investigations will lead to further political and economic instability or whether new allegations against government officials, officers or companies will arise in the future. In addition, we cannot predict the outcome of any such investigations or allegations nor their effect on the Brazilian economy.
Furthermore, the current President of Brazil, Jair Bolsonaro, has proposed several important reforms during his time in office thus far. Bolsonaro has also reportedly favored the privatization of state-owned companies, economic liberalization, new pension legislation and tax reforms. However, of the set of reforms that were part of Bolsonaro’s electoral campaign platform, few have been implemented, with pension reform being the most important. With his polarizing style, Bolsonaro has demonstrated a reduced ability to negotiate with the Brazilian congress to approve important measures for economic growth and as such, these negotiations have been delegated to certain government ministries. With the current COVID-19 pandemic, such negotiations have taken a back seat to emergency measures to limit the spread of COVID-19 and to meet the basic food needs of Brazil’s most underprivileged population. Many of the emergency measures being considered or implemented by the Central Bank or the Ministry of Economy, which affect Brazil’s financial system, may have adverse effects on the Brazilian economy as a whole and on the Brazilian payment methods market, in which we operate. We cannot predict which further policies Jair Bolsonaro or the Brazilian government in general may propose, adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Additionally, statements made by Mr. Bolsonaro during 2020 and 2021, such as the announcement to replace the Chief Executive Officer of Petrobras following disagreements over fuel price policies, contributed to significant market volatility in Brazil and also indicate possible deviations from his campaign promises in favor of liberal economic policies.
In addition, Mr. Bolsonaro is under criminal investigation due to allegations by former minister of justice Sergio Moro that he had unduly interfered in the activities of the federal police. There has also been a political setback against the Brazilian federal government in relation to the measures taken to combat the COVID-19 pandemic, vis-à-vis state and municipal governments. This setback and the worsening state of the COVID-19 pandemic in Brazil, combined with delays in a mass vaccination program in Brazil in 2021, has adversely affected the Brazilian federal government. According to the former minister, the president asked him to appoint certain officials to positions in the Brazilian federal police force. Should it be determined that president Bolsonaro had committed such crimes or impeachable offenses, any resulting consequences, including a potential impeachment, could have significant adverse effects on Brazil’s political and economic environment, as well as on businesses operating in Brazil, including us. Mr. Bolsonaro has also been criticized in Brazil and internationally in relation to the destabilizing effects of the COVID-19 pandemic and high levels of political uncertainty and instability in Brazil, particularly after the resignation of highly ranked federal ministers and the emergence of corruption allegations against president Bolsonaro.
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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates are 6.10%, as of March 2021 considering the accumulated inflation for the last 12 months, and were 4.52%, 4.31% and 3.75% in 2020, 2019 and 2018, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, was 7.00% as of December 7, 2017, where it remained through year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018. In 2019 and 2020, the COPOM reduced the SELIC rate further to 4.5% and 2%, respectively. As of March 17, 2021, the SELIC rate was 2.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, reflecting a 16.4% nominal appreciation of the real against the U.S. dollar. Between year-end 2016 and year-end 2017, the real remained relatively stable, depreciating 1.5% against the U.S. dollar in nominal terms. Between year-end 2017 and 2018, the real depreciated greatly, by 16.9%, against the U.S. dollar, primarily as a result of (i) global U.S. dollar appreciation and the pressure on long-term interest rates in the U.S., (ii) an increase in Brazil’s risk premium, and (iii) lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. Between year-end 2018 and 2019, the real depreciated by 4.1% in nominal terms against the U.S. dollar, reaching R$4.0307 per U.S. dollar on December 31, 2019, primarily as a result of uncertainty regarding pension reform in Brazil and tensions in the US-China trade policy. The real depreciated significantly in 2020, by 28.9%, due to the COVID-19 pandemic, the prospects for a global economic recession and a sharp increase in risk premiums, political crisis and volatility in financial markets. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per U.S. dollar on December 31, 2020 and R$5.6973 per U.S. dollar on March 31, 2021. There can be no assurance that the real will not again appreciate or depreciate against the U.S. dollar or other currencies in the future.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.3% in 2016, growth of 1.3% in 2017 and 1.8% in 2018, and growth of 1.4% in 2019. Due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 4.1% in GDP. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
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
On March 11, 2020, the WHO declared the outbreak of COVID-19 to be a pandemic, leading government authorities throughout the world to determine the best practices for taking preventive measures and treating infected persons. Consequently, the COVID-19 outbreak resulted in various governments throughout the world imposing restrictions relating to the movement of people in order to contain the spread of the virus, including travel restrictions, social distancing mandates and lockdowns. As a result, countries have imposed travel and public transportation restrictions, extended work place closures, supply chain interruptions, commercial shutdowns, and reduced consumption by the population in general, all of which may have significant adverse effects on the global and Brazilian economy. The adoption of the measures described above, combined with the uncertainties caused by the outbreak of COVID-19, had an adverse impact on the economy and on the global capital markets, including in Brazil, triggering the circuit breaker of the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão, or the B3) eight times in March 2020. For more information on risks relating to COVID-19, see “Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
Crises and political instability in other emerging market countries, the United States, Europe or other countries, such as the global outbreak of COVID-19, could decrease investor demand for Brazilian securities, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2021, Joe Biden became the President of the United States. We have no control over and cannot predict the effect of Joe Biden’s administration or policies. These developments, including the spread of the COVID-19 pandemic and its economic effects in other countries, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.
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

Brazil has lost its investment grade sovereign debt credit rating with the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB+ to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2019, Standard & Poor’s reaffirmed the BB- rating, raising the outlook from stable to positive. However, in April 2020, Standard & Poor’s downgraded Brazil’s public debt rating outlook from positive to stable, citing Brazil’s decrease in GDP for 2020 due to the COVID-19 pandemic and Brazil’s higher level of spending aimed at fighting COVID-19 and preventing mass layoffs. In August 2015, Moody’s placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. In April 2018, Moody’s reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms. In March 2020, Moody’s maintained Brazil’s stable rating, citing that Brazil’s response to COVID-19 mitigates the severe impact on growth but at some fiscal cost, and that the deterioration of fiscal and debt metrics is expected to be temporary and limited to 2020 due to the shock of the COVID-19 pandemic. Moody’s reaffirmed Brazil’s Ba2 stable rating in February 2021. Fitch downgraded Brazil’s sovereign credit rating to BB with a negative outlook in May 2016, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in February 2018 to BB- with a stable outlook. In November 2019, Fitch reaffirmed the BB- rating. In April 2020, Fitch reported that the spread of COVID-19, the drop in commodity prices, tighter external funding conditions and falling domestic financial asset prices will weaken economic growth in Latin America substantially in 2020, compounding downward pressure on sovereign credit profiles in the region. In May 2020, Fitch maintained Brazil’s credit rating at BB-, but changed its outlook from stable to negative, citing the deterioration of Brazil’s fiscal and economic environment and that both could worsen due to political uncertainties, as well as uncertainties regarding the duration and intensity of the COVID-19 pandemic.
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
In 2014, Brazil enacted the Brazilian Civil Rights Framework for the Internet, setting forth principles, guarantees, rights and duties for the use of the internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the Brazilian Civil Rights Framework for the Internet. However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the Internet and existing jurisprudence has not been consistent. Furthermore, in 2018, Brazil enacted the LGPD, which partially entered into force in 2020. The LGPD governs data owners’ rights – such as access to its data, correction of data (if incomplete, incorrect or out of date), erasure of data, with whom the data is shared, among others –, the legal basis that establish in which cases data can be treated, as well as fines and penalties applicable for non-compliant entities, which is expected to enter into force by the end of 2021. For more information on risks regarding the LGPD, see “—We are subject to risks associated with noncompliance with the General Data Protection Law and may be adversely affected by investing in measures to adapt to new laws, the imposition of fines and other types of penalties.” As was the case with the Brazilian Civil Rights Framework for the Internet, little case law exists regarding the LGPD since it only came into force in 2020. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our service.

Risks Relating to Our Class A Common Shares
UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 86.42% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 39.02% of our issued share capital. As of March 31, 2021, UOL also held 814.862 of our outstanding Class A common shares. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 86.42% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
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
As of December 31, 2020, we have outstanding 201,461,511 Class A common shares (including treasury shares) and 127,554,861 Class B common shares. All Class B common shares are beneficially owned by UOL. The Class A common shares sold in our October 2019 follow-on offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
We may issue additional equity securities to raise capital, make acquisitions, or for a variety of other purposes. Additional issuances of our shares may be made pursuant to the exercise or conversion of convertible debt securities, warrants, stock options or other equity incentive awards such as the LTIP and LTIP-Goals. Any strategic partnership, issuance or placement of shares or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.
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
In July 2017, S&P Dow Jones, a provider of widely followed stock indices, announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in certain of their indices. As a result, our Class A common shares are not eligible for these stock indices. Many investment funds are precluded from investing in companies that are not included in such indices, and these funds would be unable to purchase our Class A common shares if we were not included in such indices. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones in the future. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
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
Furthermore, the Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
Lastly, in February 2021, the Cayman Islands was added to the Financial Action Task Force, or FATF, list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have on us.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.
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
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:
•have a majority of independent members on our board of directors (other than as may result from the requirements for the audit committee member independence under the Exchange Act);
•have a minimum of three members on our audit committee;
•have a compensation committee or a nominating and corporate governance committee;

•have regularly scheduled executive sessions of our board that consist of independent directors only; or
•adopt and disclose a code of business conduct and ethics for directors, officers and employees.
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
We do not expect to be a PFIC for the current taxable year or any future year, based on our current business plans. However, whether we are a PFIC will be determined annually based upon the composition and nature of our income, the composition, nature and valuation of our assets (including goodwill), all of which are subject to change, and which may be determined in large part by reference to the market value of our shares, which may be volatile, and our corporate structure and the classification for U.S. federal income tax purposes of our subsidiaries. The determination of whether we are a PFIC will also depend upon the application of complex U.S. federal income tax rules concerning the classification of our assets (including goodwill) and income for this purpose, and the application of these rules is uncertain in some respects. Moreover, the determination of the value of our assets (including goodwill and certain intangible assets) may depend on our market capitalization, and that market capitalization may fluctuate. Accordingly, due to the lack of directly applicable authority regarding the foregoing, there can be no assurance that the IRS will not challenge any determination by us that we are not a PFIC.
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
Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:
•have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
•have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
•have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
•understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
•be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

ITEM 4.    INFORMATION ON THE COMPANY
Overview
We are a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil whose business model covers all of the following five pillars:
•multiple digital banking solutions;
•in-person payments via POS devices that we provide to merchants;
•free digital accounts that we provide to our consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;
•issuer of prepaid, cash and credit cards; and
•operate as a full acquirer.
Our end-to-end digital banking ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs, micro-merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in January 2021, 79% of merchants who own our entry-level mobile POS, mPOS, device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their free PagBank digital accounts, without the need for a traditional bank account.
Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 39 cash-in methods and 13 cash-out options including bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our free PagBank digital account serves both consumers and merchants.
Focusing primarily on individual entrepreneurs, micro-merchants and SMEs, we offer a range of POS and mPOS devices specifically designed to fit their business needs. Our devices offer competitive transaction fees and access to our end-to-end digital banking ecosystem with a free PagBank digital account, which is similar to a regular checking account. They span from our entry-level product, the Minizinha, to the Moderninha Smart. Unlike the incumbent payment providers in Brazil, who rent their POS devices to merchants, we innovated by allowing merchants to acquire their own POS device from us in 12 monthly installments. For the equivalent of three to six months of rental fees with the incumbents, merchants can have a comparable device from PagSeguro with a free PagBank digital account.
Our digital banking ecosystem helps drive financial inclusion in Brazil providing business solutions primarily designed for consumers, individual entrepreneurs, micro-merchants and SMEs. Our main target markets include underserved clients and unbanked clients who have been ignored or underserved by the incumbents. Our digital banking ecosystem serves both consumers and merchants on a single platform. These merchants and consumers are attracted by our disruptive technology, which enables us to offer free, innovative, scalable and low-cost products and services with simpler onboarding, no paperwork and a high acceptance rate, while maintaining levels of fraud below those required by the card schemes. Once on our platform, merchants can offer consumers 39 cash-in methods, choose to obtain early payment of their card receivables on consumer installment transactions, and manage their cash balances on our free PagBank digital account, which offers 13 cash-out options including wire and peer to peer transfers, QR code payments, bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits and in-person and online purchases or cash withdrawals using our PagSeguro prepaid and cash cards. Our management tools help them start or grow their businesses with PagSeguro as a partner, with software functionalities such as sales reports, credit and debit card reconciliation and inventory control, which we believe create a strong commercial bond with our clients. We believe the combination of all these features increases our clients’ loyalty, leading them to conduct additional business with us, in a virtuous cycle. Our merchants span businesses of all types and sizes, ranging from individual entrepreneurs, micro-merchants and small companies such as street vendors and beauty salons, to medium-sized companies in retail and other sectors. We also have a growing presence in the business-to-business commerce segment.

Some of our key financial and operating data are as follows:
•At December 31, 2020, our active merchants totaled 7.0 million, representing an increase of 34.6% compared with 5.3 million at year-end 2019. Our active merchants at year-end 2019 represented an increase of 29.3% compared with 4.1 million at year-end 2018.
•In 2020, our TPV totaled R$161.5 billion, representing an increase of 40.7% compared with R$114.8 billion in 2019. Our TPV in 2019 represented an increase of 50.8% compared with R$76.1 billion in 2018.
•In 2020, our Total revenue and income totaled R$6,814.7 million, representing an increase of 19.4% compared with R$5,707.2 million in 2019. Our Total revenue and income in 2019 represented an increase of 31.7% compared with R$4,334.7 million in 2018. The principal components of our Total revenue and income posted the following growth:
•Our two revenue items (Revenue from transaction activities and other services and Revenue from sales) together totaled R$4,508.7 million in 2020, an increase of 33.5% compared with R$3,550.3 million in 2019. The total of these revenue items in 2019 represented an increase of 34.4% compared with R$2,641.7 million in 2018.
•Our Financial income totaled R$2,177.4 million in 2020, an increase of 7.2% compared with R$2,030.5 million in 2019. Financial income in 2019 represented an increase of 43.5% compared with R$1,414.5 million in 2018.
•In 2020, our Net income for the year totaled R$1,292.3 million, representing a decrease of 5.5% compared with R$1,367.0 million in 2019. Net income for the year in 2019 represented an increase of 50.2% compared with R$910.4 million in 2018.
Beginning June 30, 2019, we began tracking one additional operating metric: PagBank active users.
•At December 31, 2020, our PagBank active users totaled 7.9 million, representing an increase of 187% compared with 2.7 million at December 31, 2019.
With respect to the labor market, in December 2020, according to information from IBGE’s PNAD, Brazil had 41 million formal economy employees and 18 million informal economy employees (considering the private sector, domestic services and the public sector), representing a major market opportunity for digital banks, as most of the 18 million individuals employed in the informal economy remain unbanked and seek digital payments and credit solutions.
With respect to business and entrepreneurship, according to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Services (Receita Federal), there were 11.3 million micro-merchants in Brazil at December 31, 2020. Also, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais - RAIS), published by the Ministry of the Economy, at December 31, 2019, there were 3.8 million SMEs. Additionally, according to IBGE’s PNAD, at December 31, 2020, there were 17.7 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of approximately 33 million formal and informal businesses. In addition, according to SEBRAE, the number of Individual Micro Entrepreneurs in Brazil increased significantly from 2010 to March 2021, from 780 thousand to 11.9 million.
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

In 2020, BancoSeguro expanded its investment alternatives in the Super App service, with the issuance of banking deposit certificates (Certificados de Depósito Bancário, or CDB) yielding a rate of 105% to 200% over the CDI. In addition, we began to distribute quotas in new investment funds managed by third parties and backed by incentive debt issuances, corporate debt issuances, and Brazilian treasury bills and shares, and we recently started to offer a new service that allows our customers to buy, hold and sell quotas for investment funds in cryptocurrencies also managed by third parties. Through the PagInvest platform, the digital asset management platform available for our clients, now millions of customers can invest in digital currencies through a new cryptocurrency investment fund, with an initial ticket of R$500. We believe this feature will not only increase loyalty and engagement to our digital banking ecosystem but also help us acquire new users, since according to the Brazilian Association of Financial and Capital Markets Entities, or ANBIMA, as of February 2021, 91% of Brazilian investors are classified as traditional retail consumers and 87% of this group of traditional retail consumers invested in savings accounts.
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
Our History
We launched PagSeguro in 2006 as an online payment platform to provide the digital payment infrastructure necessary for e-commerce growth in Brazil. By 2016 we were considered the largest Brazilian online payment company in terms of TPV, according to data compiled by Ebit. UOL’s credibility in the Brazilian internet sector was key to this successful launch, and remains so today. Founded in 1996, UOL is Brazil’s largest internet content, digital products and services company. According to comScore, 103.4 million unique visitors (approximately 82% of Brazilian internet users) accessed a UOL website in February 2021 representing a decrease of 2% from 106 million in February 2020, an increase of 14% from 90.4 million in April 2018 and an increase of 27% from 81.2 million in May 2017. In addition, according to Google Ad Manager (the add server system that we utilize) as of March 2021, UOL achieved approximately 8.1 billion page views, provided approximately 13.2 billion display ads and had a potential video inventory of 253 million video ads. The PagSeguro and UOL brands together gave Brazilian online consumers the confidence to use their sensitive personal and financial data on our payments platform, in order to shop online easily and safely. As an example, we brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period of time after the purchase, as a precaution in case of any commercial claims.

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
In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019), through BS Holding Financeira Ltda., or BS Holding, a holding company incorporated under PagSeguro Digital. BancoSeguro holds a multi-bank license to provide financial services. We expect that this acquisition will allow us to expand our products and services offering. As a financial institution, BancoSeguro is subject to Law 4,595/64 and the rules of the CMN and the Central Bank. In March 2019, we launched a PagSeguro Visa NFC enabled cash card that is linked directly with the balance of the free PagBank digital account without the need to reload the card, unlike our PagSeguro prepaid cards. In May 2019, furthermore, we officially launched PagBank, our free PagBank digital account, which offers banking services through the PagBank mobile app. Also, in May 2019, we enabled onboarding through our free PagBank digital account app, allowing consumer clients to sign up for a free PagBank digital account and manage all of their services directly through our app for free. In May 2019, we also launched a PagSeguro Visa credit card, accepted in Brazil and abroad, that has no annual or membership fees to our best merchants. In July 2019, we launched the Minizinha Chip 2 which is an additional POS device and an upgraded version of the Minizinha Chip that features a better user experience, NFC communication and a larger screen. In August 2019, we acquired 100% of the software provider Yamí Software & Inovação Ltda., or Yamí, which provides a back-office platform for e-commerce and marketplace, assisting merchants, particularly with exchanges and returns, and is compatible with major e-commerce platforms in Brazil such as VTEX and Oracle. Furthermore, the platform is a gateway specialized in split payments. In September 2019, we launched a new feature for our free PagBank digital account through which we will pay interest on account balances maintained for at least 30 days. In addition, in order to simplify inventory control and the acquisition of POS devices by our clients, beginning on September 1, 2019 we changed the way we provide POS devices to our clients. Instead of selling our POS devices, we now require a one-time and non-refundable membership fee. This arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. In October 2019, we carried out a follow-on offering, in which UOL offered and sold a total of 16,750,000 of our Class A common shares. Also, in October 2019, we launched our Moderninha X Smart POS device, an innovative and advanced POS device, which was built for simplicity and ease of use and offers a full integration of hardware, our apps and a fast and secure payments network.
In June 2020, we launched the public transportation top-up in app. PagBank clients can now reload their public transportation ticket “Bilhete Único” in the PagBank app using the balance of the digital account, bringing more convenience and additional engagement with the PagBank ecosystem. This functionality also helps reduce lines in ticket counters of bus, subway, and train stations, facilitating contactless transactions that have been increasing since the outbreak of the COVID-19 pandemic.
Additionally, PagBank is partnering with Roldão Atacadista, one of the most prominent food retailers in Brazil. PagBank clients can search for the nearest store through Sales Map “Radar de Ofertas” and pay through the PagBank QR Code, resulting in cash back of 10% (limited to R$30/month per user) directly into their PagBank digital account, fostering greater functionality of our closed loop transaction ecosystem.

On July 23, 2020, we acquired 100% of the outstanding shares of Zygo. The total consideration for this transaction amounted to R$8.0 million, of which R$5.1 million was settled in cash on the same date and the remaining portion of the purchase price was retained to indemnify for possible liabilities. Zygo is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics. We expect that this acquisition will allow us to expand our product and services offerings.
Since August 19, 2020, TikTok users can receive their balances through a PagBank digital account in a safe, fast, and practical method. The balance of the digital accounts can be used in all services offered by PagBank, such as wire transfers, top ups, bill payments, super app features and investments.
On August 31, 2020, we acquired 100.00% of the outstanding shares of CDS. The total consideration for this transaction amounted to R$2.4 million, which was settled in cash on the same date. We expect that this acquisition will allow us to expand our product and services offerings.
On September 29, 2020, PagSeguro Brazil completed the acquisition of Wirecard Brazil, and the final regulatory approvals for the acquisition were obtained in December 2020. Wirecard Brazil has an innovative and experienced team that has built as online payment solutions with more than 200 thousand customers, including e-commerce platforms, marketplaces and virtual store platforms. For PagBank, the acquisition of Wirecard Brazil presented several advantages, such as incremental TPV. In addition, the combination of the key strengths of our brands allows us to offer broader payment options and integrated end-to-end digital payment accounts that are 100% omnichannel for millions of customers.
In January 2021, we submitted a request for Central Bank approval of a corporate reorganization involving certain of our subsidiaries. Following this reorganization, the entities Net+Phone, Boa Compra, BCPS, R2TECH, BIVA and CDS will be spun off from PagSeguro Brazil and will be controlled by PagSeguro Digital’s direct subsidiary, PagSeg Participações Ltda., or PagSeg. The subsidiaries TILIX, Yamí and Zygo will be spun off from PagSeguro Brazil and will be controlled by PagBank Participações Ltda., or PagBank Holding, a holding company incorporated to receive the unregulated assets. This reorganization is still subject to approval from the Central Bank. Additionally, in January 2021, Boa Compra incorporated R2Tech and Biva Serv incorporated BIVA. As a result, following regulatory approval, our organizational structure will reflect that:
•    PagSeguro Digital subsidiaries will include PagSeguro Brazil, BS Holding and PagSeg.
•    PagSeguro Brazil subsidiaries will include Biva Sec, FIDC, RegistraSeguro and Wirecard Brazil.
•    BS Holding’s subsidiary will include BancoSeguro.
•    PagSeg subsidiaries will include Net+Phone, Boa Compra, BCPS, Biva Serv, CDS and PagBank Holding.
•    PagBank Holding subsidiaries will include TILIX, Yamí and Zygo.
PagSeguro Brazil, Wirecard Brazil and BancoSeguro are subject to the Central Bank regulation and supervision. Our proposed reorganization is intended to improve the administration of our corporate structure and to group our operating subsidiaries under appropriate holding companies based on the services provided by each subsidiary. This reorganization requires Central Bank approval before implementation, which is still pending.
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

Although all our solutions also work for desktop and other non-mobile platforms, we design our solutions on a mobile-first basis so that our clients can be self-sufficient at all times. All of our transaction systems are fully compatible with the mobile environment. We also maintain a strict focus on ongoing innovation, selecting and developing new products and services with a high level of speed to market. This is evidenced by our investment of R$485.6 million in expenditures on software and technology in the year ended December 31, 2020, equal to 7.1% of our Total revenue and income for the year. Additionally, we believe our distribution platform and marketing strategies are well-suited to reaching micro-merchants and SMEs in Brazil.
With the increased adoption of mobile devices by merchants and consumers as a form of payment, we design all our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times and offer payment options to consumers using mobile devices.
Our industry is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. For example, in addition to the products and services that we currently offer, WeChat Pay and Alipay, players in the Chinese digital payments industry, already offer promotions and cashback features as well as on-platform third-party bill payments. We strive to continue to develop and release new products and services to match the needs and expectations of our clients, as well as retain and deepen relationships with our existing clients. Many of our merchants have grown within our platform, for example from purchasing a single POS device to choosing to receive early payment of their card receivables on consumer installment transactions, and we believe our software business management tools can be further leveraged to increase customer engagement. Evidencing our commitment to deepening relationships with our existing clients, among unique active accounts, we have experienced higher engagement across various areas. For example, comparing December 2020 to December 2019, engagement in number of unique active users increased in the following products: bill payments (increased by 261%), QR code payments (increased by 642%) and active credit cards (increased by 103%). We intend to continue to be a first mover, extending and improving our platform to offer a full integrated suite of financial products and services, further enhancing customer experience for both consumers and merchants.

The PagSeguro Ecosystem
Our end-to-end digital ecosystem operates as a closed loop where our clients are able to address their main day to day financial needs, including receiving and spending funds and managing and growing their businesses. Our main products and services fall into the following categories, described in further detail below:
•the free PagBank digital account, around which all our functionalities and services are designed;
•39 cash-in solutions;
•early payment of merchants’ installment receivables;
•advanced built-in functionalities as well as value-added services and features; and
•13 cash-out methods.
PagBank
In May 2019, we officially launched PagBank, our free PagBank digital account, which offers banking services through the PagBank mobile app. PagBank enables us to expand into the Brazilian banking market which, according to internal research for September 2020, using official data from Abecs (Card Schemes Data), the Central Bank, banks’ investor relations websites, JP Morgan Research, the Superintendence of Private Insurance (Superintendência de Seguros Privados - SUSEP), the National Federation of Private Insurance Brokers (Federação Nacional dos Corretores de Seguros Privados - Fenacor), the National Confederation for General Insurance Companies (Confederação Nacional das Empresas de Seguros Gerais - Cnseg), the International Data Corporation (IDC Software Report), Goldman Sachs Research, Anbima Retail Investment Statistics, and internal estimates, is about 17 times larger than the Brazilian payments market itself. According to our internal estimates, while the payments market represents approximately R$27 billion, the banking market represents approximately R$421 billion, which comprises investment services representing approximately R$16 billion and insurance products representing approximately R$24 billion.
Supported by our strong PagSeguro brand, which, according to Google Trends, filtering by the Financials Category, for the twelve months ended December 31, 2020, had an average of almost three times more searches than the second player in our market, Mercado Pago (followed by SumUp, Rede and Cielo), our PagBank business activity has a strong platform to gain new users and promote client loyalty. As evidence of the success of our platform, we saw a year-over-year increase of almost three times in PagBank active users at December 31, 2020. In addition, PagSeguro remained one of the largest prepaid card issuers in Brazil in 2020, according to Abecs, and our PagBank app had 202 million logins in the month of December 2020 alone.

The Free PagBank Digital Account
The free PagBank digital account, which is the core of our client offering for both merchants and consumers, centralizes all cash-in options, functionalities, services and cash-out options in a single ecosystem so that our clients can grow their businesses in a safe, affordable, scalable and simple way, all without needing a bank account.
The free PagBank digital account has a 100% online onboarding process, without paperwork, with a quick turnaround and a high acceptance rate. We offer functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services.
Merchants and consumers can sign up for a free PagBank digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. By signing up with us and requesting one of our devices, merchants can automatically start accepting 39 cash-in methods, all with antifraud protection, and can access our software business management tools. For merchants who require more complex functionalities, we offer value-added services and features such as the early payment of installment receivables, accounting reconciliation and shipping solutions. With our free PagBank digital account, merchants may transfer their revenues to a checking account or directly on our platform by: (i) buying online, (ii) making peer-to-peer or wire transfers, (iii) making QR code purchases, (iv) paying bills, (v) topping up mobile phone, Uber, Spotify or Google Play credits, or (vi) transferring their balance to the PagSeguro prepaid card or using the cash card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.
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
Our main products and services fall into the following categories:
•Cash-In Solutions
•Our cash-in methods can be accepted through web checkout, in-app checkout or in-person using our POS devices. They include credit and debit cards, meal vouchers, boletos, peer-to-peer and wire transfers and bank debits.
•Instant payments.
•Our payroll portability allows consumers to have their salaries directly deposited to our free PagBank digital account.
•Instant wire transfers (TEDs) and peer to peer transfers.

•Issuance of boletos that can be paid electronically or at any bank branch.
•Loans.
•Investments: a new feature for our free PagBank digital account through which we will pay interest on account balances maintained for at least 30 days.
•Certificates of Deposits: Beginning in March 2020, we began offering certificates of deposits (referred to herein as CDs), to all PagBank users. These CDs are offered in addition to our current PagBank savings account offering.
•Pix (24/7 instant payment platform backed by the Brazilian government) transactions, for instant wire transfers and payments, both online via checkout and our PagBank app and through our POS systems.
•Since 2020, customers can also add funds to their PagBank account using Virtual Debit Cards.
•Online and In-Person Payment Tools
Our merchants can choose to accept payments from consumers through various online and in-person payment tools. For our merchants conducting business online, we offer web checkout solutions and in-app payment options. For merchants conducting in-person transactions, we offer a range of POS devices.
•Online Payment Tools
We offer a variety of online payment tools that enable merchants to integrate sophisticated checkout and payment processes into their online business. These include: (i) three web checkout options for merchants conducting business over browsers (whether desktop or mobile); (ii) an in-app payment tool for merchants conducting business using mobile apps; and (iii) P2P and social payment tools.
(i) Web Checkout: Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing and order tracking. We offer three different levels of web checkout integration: “Redirect,” “Lightbox” and “Transparent,” all of which are easy to set up and customize. We supply our code and documentation to the merchant free of charge, allowing the merchant to select and implement the web checkout solution that best meets his or her needs.
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
(ii) In-App Checkout: Our in-app checkout is a payment tool developed to be integrated in our merchants’ mobile apps which allows payment processing via the PagSeguro secure domain, while offering single-click checkout within the merchant’s mobile app.
(iii) P2P and Social Payment Tools (Pag.ae): Our innovative P2P and “social payment” merchants and consumers to transfer their balances between free PagBank digital accounts free of charge. For P2P, our “social payment” tools also allow our clients to request payments by sending a web link via social media directly to the person paying, creating a fast and easy way for anyone to send and receive money electronically. Users can request payments even if they do not have a website, and the person paying does not need to register with PagSeguro and may pay through a variety of options, including credit card, boleto or bank deposit. With our Pag.ae social payment tool, our customers can request payments using a link and can send this link to one or more payer(s) via e-mail, social network or messaging service such as WhatsApp, using the recipient’s phone number or e-mail address. The payer clicks on the link and can make the payment easily in various ways (credit card, boleto or bank deposit). Pag.ae allows the recipient to pay in up to 12 installments.

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
•In-Person Payment Tools
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
•The Minizinha NFC mPOS device connects via Bluetooth to our free POS app PagVendas installed on the merchant’s smartphone and provides a simple yet secure means to accept payment cards. The Minizinha provides receipts via SMS for the consumer. We offer the Minizinha for a price of 12 monthly installments of only R$4.90 (or US$0.94), appealing to the micro-merchants and SMEs who plan their own business expenses on a monthly basis.
•The Minizinha Chip 2 is an additional POS device and an upgraded version of the Minizinha Chip mPOS device that features a better user experience, NFC communication and a larger screen. We offer the Minizinha Chip 2 for a price of 12 monthly installments of only R$7.90 (or US$1.52).
•For businesses with greater needs we offer three more sophisticated units, the Moderninha Plus (priced at 12 monthly installments of R$6.90 (or US$1.32)), the Moderninha Pro 2 (priced at 12 monthly installments of R$16.90 (or US$3.25)) and the Moderninha Smart (priced at 12 monthly installments of R$39.90 (or or US$7.68)). The Moderninha Plus, which provides consumer receipts via SMS, is aimed at merchants who generate lower transaction volumes; while the Moderninha Pro, which provides consumer receipts via SMS or in paper form, is aimed at merchants who generate higher transaction volumes. The Moderninha Pro is the first single unit to offer GPRS/2G/3G chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. The device switches automatically between the various connection formats. In February 2018, we launched a new functionality for the Moderninha Pro and Moderninha Wi-Fi (substituted for the Moderninha Plus in May 2018), enabling several merchants to share a single POS device (each terminal can serve up to six digital accounts, handling sales transactions for each account separately). The Moderninha Smart has all the features of the Moderninha Pro, plus the integration of a product catalog and inventory management software, an installment payment calculator, boleto issuance and payment links. The integration of software and hardware helps merchants be more productive and better serve their clients.
•We also offer a Smart POS device, the Moderninha X, which is an innovative and advanced POS device. The Moderninha X was built for simplicity and ease of use, offers a full integration of hardware, our apps and a fast and secure payments network. By combining high-end functionalities such as Wi-Fi, Bluetooth and 4G connections, as well NFC and QR Code acceptance, the Moderninha X, offers a robust managed payment experience. The integration of software and hardware helps merchants be more productive and better serve clients. We offer the Moderninha X for 12 monthly installments of R$19.90 (or US$3.83). With no additional cost and new technologies in one single POS device, the Moderninha X is our most attractive product for micro-merchants and small businesses. Additionally, the Moderninha X integrates our free PagBank digital account and international cash card, free of charge.
We also offer a virtual POS terminal via our free Android and iOS app that enables the merchant’s smartphone to be used as a POS device for credit card payments with no external hardware. The merchant types the consumer’s card number into the app, with security provided via network encryption.
We generate revenues from our provision of POS devices to merchants, in addition to the commissions generated on the credit, debit and meal voucher card transactions processed through the device. All POS devices are set up to offer up to 18 monthly installments on credit card payments at the point of purchase if the consumer chooses.

We currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The Agreement for the Supply of Equipment, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX and Transire to us and the standard terms and conditions governing this supply of POS devices. PAX and Transire together serve as our main supplier of POS devices. Consideration payable to PAX and Transire under this agreement is determined by the number of POS devices ordered by us. For more information, see Item 3. Key Information—Risk Factors—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.
•Payment Methods
The free PagBank digital account provides 39 cash-in methods, including the items listed below. Our cash-in methods can be accepted through web checkout, in-app checkout, or in-person using our POS devices. For debit card transactions, card issuers in Brazil pay us as acquirer on the first business day following the consumer transaction; and for credit card transactions, card issuers in Brazil pay us as acquirer on the 30th business day following the consumer transaction. We believe our pricing model is simple, transparent and easy to understand, when compared with that of incumbent payment processing providers, which is typically determined based on a mix of volume, card scheme and payment method. We believe that these incumbent providers have little incentive to make aggressive price changes as they may run the risk of cannibalizing their own merchant base as a result.
•Credit cards
We accept card payments, through our online and in-person POS payment tools, from all the major credit card schemes active in Brazil, including Visa, MasterCard, Elo, American Express, Hiper and regional schemes. The credit card schemes accepted on our platform together represent 95% of the total payment volume carried out using credit cards in Brazil in 2019, according to the Central Bank.  We generate revenue from credit card transactions by charging a merchant discount rate, or MDR, a commission withheld by us from the transaction value paid to the merchant. The transaction amount, less the MDR, is credited to the merchant’s free PagBank digital account. Our MDR pricing model is standardized, easy to understand and transparent. We also offer customized MDR pricing for certain merchants who process large payment volumes. We recognize the MDR fees in our financial statements as revenue.
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
•Debit cards
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
•Meal voucher cards
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
•Instant payments
Through our instant payments feature, merchants can receive payments immediately following debit and credit card transactions (both with and without installments) at the same cost as our one day payment election service.
•Payroll portability
Through our payroll portability feature, anyone working in Brazil has the ability to have their salary deposited directly into their free PagBank digital account at no cost.
•Boletos
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
•Bank transfers and bank debits
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
•Cash deposits
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

•PagBank CD (Certificates of deposit)
Since March 2020, we have been offering CDs to all PagBank users. These CDs are offered in addition to our current PagBank savings account offering. PagBank users may choose among three different grace periods for their CDs: (i) 60 days, (ii) 90 days, or (iii) one year. We believe that is CD offering allows us to provide PagBank users with better investment offerings, while improving engagement with our ecosystem.
•Early payment of installment receivables
As described under “—Cash-in Solutions—Credit Cards” above, our early payment of installment receivables feature helps our merchants offer the installment payment option to their clients paying by credit card, without sacrificing their own cash flow. In addition to generating financial income for us, this early payment feature is an important source of working capital for merchants, in particular for our micro-merchants and SMEs, who may not otherwise have efficient access to capital from banks or traditional financial institutions. We believe that by offering this feature, we can strengthen our business partnerships with our merchants by providing this capital to help them grow their businesses.
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
•Advanced Built-In Functionalities and Value-Added Services and Features
Our free PagBank digital account comes with a number of advanced built-in functionalities, provided free of charge, as well as value-added services and features that are designed to help both consumers and merchants. These functionalities and value-added services and features include:
•PagSeguro credit cards for merchants;
•card reconciliation services through R2Tech Informática Ltda., or R2Tech,;
•enterprise resource planning, or ERP, services through NetPOS
•bill payments;
•e-commerce support through Yamí;
•purchase protection mechanisms;
•antifraud platform;
•account and business management tools;
•our POS App (PagVendas);
•PagBank – PagSeguro (i-Banking App) and Super App service; and
•order management and food delivery through our proprietary delivery app, PedeFácil.

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
✓    Purchase Protection
Our Purchase Protection solution adds multiple layers of security for online purchases made on our platform. As a payment card industry, or PCI, compliant company, we do not share consumer credit card data or sensitive information with merchants, helping to prevent fraud and data misuse. For added protection to online consumers, our ecosystem holds consumer payments in escrow for a set period after purchase. If there is no consumer complaint, the funds are typically released to the merchant in two weeks from the purchase date. If a problem occurs with the purchase and the transaction is eligible for Purchase Protection, the consumer can file a claim and, if requested, we will act as mediator to help resolve the issue with the merchant. If the issue is not resolved, we reimburse the consumer for the full purchase price plus shipping costs. In the year ended December 31, 2020, only 0.2% of our online transactions required claim mediation and for those that did, the average time for claim mediation settlement was 12 days. 85% of the disagreements related to non-receipt of a purchase, and 43.9% were resolved in favor of the merchant.
✓    Antifraud platform
In addition, our IT background combined with the 14 years of historical transaction data we have amassed since our launch allow us to develop proprietary technology and gain expertise against online fraud and chargebacks related to fraudulent transactions in Brazil. Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, Emailage and Threatmetrix. The antifraud platform is fully integrated into our ecosystem, and features processes designed to monitor potential fraud in real time, tracking transaction approvals and denials, enabling us to maintain high transaction approval rates and low incidences of fraud.
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

✓    POS App (Pag Vendas)
Our free sales app PagVendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. PagVendas allows our merchants to add products and manage POS software. By using this app, merchants are able to increase productivity and manage their sales and inventory, among other items. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout. Items can be grouped, categorized, sorted, and linked to inventory management. PagVendas is user-friendly and secure, and fully integrated with our merchants’ free PagBank digital accounts and the Moderninha Wi-Fi, Moderninha Pro, Moderninha Smart and Minizinha POS devices. As of December 31, 2020, PagVendas was rated an average of 4.8 stars by 186 thousand reviewers in Apple’s Brazilian app store and 4.6 stars by 147 thousand reviewers in Google Play.
✓    PagBank – PagSeguro (i-Banking App) and Super App service
Our free digital account app, PagBank – PagSeguro (previously called PagSeguro Minha Conta), is a transaction and digital account management app available for smartphones and tablets running iOS or Android which provides our clients with an easy and practical way to manage their transactions and account balances. Through PagBank – PagSeguro, our clients can pay their bills and transfer their account balances directly to their PagSeguro prepaid cards or third-party financial institutions. Our bill payment solution is offered to our clients free of charge through their free PagBank digital accounts and eliminates the need to cash out in order to pay bills. This solution supports utilities, consumer and tax bill payments. PagBank – PagSeguro also features an inApp boleto billing feature which enables merchants and individuals to issue unlimited boletos through the app as a payment method. PagBank – PagSeguro also provides real-time statements of a user’s historical account and PagSeguro prepaid card activity, as well as a new merchant sales panel through which merchants can generate reports and statements as well as manage their sales. As of February 22, 2020, PagBank – PagSeguro was rated an average of 4.8 stars by 575 thousand reviewers in Apple’s Brazilian app store and an average of 4.5 stars by 1 million reviewers in Google Play.
In addition, through our Super App services, users of our i-Banking app PagBank – PagSeguro have the option to top up prepaid mobile phone, Uber, Spotify or Google Play credits. Through our Super App services, we also pay interest (totaling 110% over that generated by Poupança – a traditional Brazilian savings account) on account balances maintained for at least 30 days. In December 2020, this savings account feature had a total of over R$1.03 trillion under management and 164 million account holders throughout Brazil). We believe this feature will not only increase loyalty and engagement to our digital banking ecosystem but also help us acquire new PagBank users.
Through our Super App services, we also offer our clients health and transportation benefits. Through our partnership with a third party healthcare assistance company, we developed PagBank Health, which we launched in April 2020. Clients that sign up for this service will receive discounts on medical exams, doctor’s appointments and pharmacy purchases, all through our Super App. We receive a rebate from the monthly subscription fee charged to clients that sign up for PagBank Health. Through our partnership with the Shell brand, since March 2020, PagBank users are able to pay gas stations directly through our Super App through a P2P transaction, thus eliminating their need to use a plastic card for these purchases. In addition, when our clients pay at Shell gas stations using our Super App, they’ll also receive up to R$50 cash back. Through our partnership with Cabify, our clients will be able to request a Cabify driver directly through our Super App. In addition, beginning in February 2020, we offer Cabify drivers incentives to adopt PagBank as their primary digital bank. For instance, currently, Cabify drivers typically receive their cash once a week. However, if they choose PagBank, they will receive their cash three times a week.
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
✓    Online Lending
Through our 100% controlling interest in BIVA, which we acquired between October 2017 and April 2019, we facilitate peer-to-peer lending services. This activity consists of connecting a borrower to a lender or group of lenders. We generate revenues from this service in the form of a commission per transaction, plus a performance fee if the lenders’ return on their portfolio of loans exceeds certain targets. The lenders take the full credit risk on the loans; as intermediary between lender and borrower, we are not exposed to this credit risk.
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
Through our PedeFácil offering, restaurant segment customers can manage orders in real time, and PedeFácil is currently being rolled out to a limited number of our merchants. Our revenues from PedeFácil will be a take rate over the value of each order. We believe that PedeFácil is well positioned to help merchants as they face unprecedented shifts in their businesses due to social distancing and quarantine practices triggered by the COVID-19 pandemic, resulting in an increased demand for electronic ordering and delivery services. Our revenues from PedeFácil will be a monthly subscription fee plus a take rate over the value of each order. We believe that the launch of PedeFácil is well positioned to help merchants in the bar and restaurant industry as they face unprecedented shifts in their businesses due to social distancing and quarantine practices triggered by the COVID-19 pandemic, resulting in an increased demand for electronic ordering and delivery services.

According to IDC (International Data Corporation), the total addressable market in Brazil for retail management software in 2019 was R$11.1 billion. This represents a large potential revenue addressable market for us, especially since as of December 2020, we had 518,00 active users subscribed to our software.
•Cash-Out Solutions
Our cash-out solutions enable our clients to transfer or spend the balance on their free PagBank digital account securely by a variety of means including in-person and online purchases or cash withdrawals using our PagSeguro prepaid cards or cash cards, on-platform peer-to-peer transfers, instant Central Bank wire transfers, cross-broder remittances, bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits and QR code transactions with PagSeguro terminals.
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
Our PagSeguro MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagBank digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can therefore receive payments from sales transactions into their free PagBank digital account and spend that money directly using the PagSeguro prepaid card, without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagSeguro POS or mPOS device. The PagSeguro prepaid card does not require credit checks on the merchant or preapproval for issuance. In 2020, we issued more than 6 million cards, including PagSeguro prepaid, cash and credit cards.
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

✓    Cross-border remittance
Our “Boa Compra” platform provides international merchants with local payment solutions for their consumers located in different countries across Latin America, Spain, Portugal and Turkey (for example, for foreign merchants selling to Brazilian consumers, or for Brazilian merchants selling to foreign consumers in Latin America – although the platform is also used for transactions where neither party is Brazilian). Boa Compra originally operated in the online gaming industry and has been particularly attractive to clients in that industry. Since its launch, however, Boa Compra has now expanded to serve other industries.
Using Boa Compra, international online merchants, such as Valve (Steam), Garena, Electronic Arts and Riot Games, can provide their end-users with local payment methods, leveraging conversion rates and unlocking the market potential of cross-border e-commerce.
The Boa Compra platform features both an integrated web-checkout solution and a direct checkout which allow clients to save their credit card information for future transactions and enables international checkout by offering users more than 140 payment methods in multiple currencies. When Brazilian consumers, for instance, make a purchase using Boa Compra, Boa Compra manages the payment processing and collection and organizes the remittance of the funds outside Brazil on behalf of each customer in accordance with Central Bank regulations using the consumer’s Brazilian taxpayer identification number.
Additionally, the Boa Compra platform also features a payout solution and has built a strong relationship with Tik Tok (Bytedance Group). When Tik Tok’s Brazilian end-users are eligible for receiving small amounts from the publisher, Boa Compra intermediates the transaction, which collects the cash from Tik Tok abroad and settles the amount for the payee in Brazil, into a PagBank account held by the end-user.
✓    PAGS capital
Our PAGS Capital offering is a lending product with a small number of clients selected according to characteristics such as registered account date, TPV and frequency. PAGS Capital charges lending fees that are almost three times lower than those of incumbent banks. We expect this product to increase client loyalty and to help our clients gain access to working capital in order to grow their businesses. At December 31, 2020, we had a total portfolio of R$612 million (including working capital, credit cards and initiatives such as public and private payroll loans).
Our Customers
We offer our clients free digital accounts, which they can use to sell products as merchants, or to buy products as consumers. There is no division between the two categories, since the same digital account serves both types of clients – indeed, our merchants are also consumers when they spend their digital account balance using our cash-out features, and our consumer clients can also be merchants.
We offer the following major benefits for both merchants and consumers:
•PagBank offers to our customers a free PagBank digital account. Customers do not need a bank account to join our ecosystem because our free PagBank digital account is similar to a regular checking account linked to the Central Bank’s platform. With a 100% online onboarding process, without paperwork, quick turnaround and a high acceptance rate, we offer to our consumers and merchants access to our advanced digital banking ecosystem, with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services.
•Consumers and merchants can sign up for PagBank through an inApp registration process that takes less than three minutes.
•For merchants, we provide access to our advanced digital payment processing and early payment of merchants’ installment receivables. We accept merchants who are either individuals or companies.
•We offer a full suite of 39 cash-in options under a single contract, with security and reliability, plus 13 cash-out options including wire and peer to peer transfers, QR code payments, bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits and in-person and online purchases or cash withdrawals using our PagSeguro prepaid and cash cards.

•Our pricing model for all of our services– whether transaction fees, early payment of installment receivables or POS devices – is simple, transparent and easy to understand. We also offer promotions on our MDR pricing, such as zero MDR for new merchants using our Minizinha for the earlier of the first R$1,500 or three months. For new merchants using our other POS devices, we offer zero MDR for the earlier of the first R$10,000 or 30 days. These promotions are applicable to debit and credit card transactions without installments and purchases made through all of our POS devices.
•Our social payment solutions, such as Pag.ae, allow both consumers and merchants to use their PagSeguro account to request payments via web links sent through e-mail, social networks or messaging services such as WhatsApp.
•We offer a comprehensive suite of affordable POS devices, with user-friendly features and functionalities, reliable connectivity and a five-year warranty. Our devices range from the entry-level Minizinha to the Moderninha Smart, which is an innovative and advanced POS device, built for simplicity and ease of use that we launched in October 2019 and which offers a full integration of hardware, our apps and a fast and secure payments network. For the equivalent of three to six months’ rental payments with incumbents, merchants can have a comparable device from PagSeguro and avoid continuous monthly rental fees.
•Data protection and confidentiality for consumers, with merchant verification and transaction protection mechanisms, including escrow periods and claim mediation services.
•Our payment solutions reduce the need for consumers to carry cash since more individual entrepreneurs, micro-merchants and SMEs are able to accept digital payments in-person.
•We may offer additional credit lines to eligible merchants, such as lending and credit cards. At December 31, 2020, we had a total portfolio of R$612 million, including working capital, credit cards and initiatives such as public and private payroll loans).
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
Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2020, department stores, our largest volume sector, and professional services, our second largest volume sector, accounted for 14% and 8%, respectively, of our overall transaction business. No other major business sector (fast food restaurants (7%), eating venues and restaurants (6%), wholesale clubs (5%) or barbers and beauty parlors (4%)) accounted for more than 14% of our overall TPV. We are not dependent on any individual merchants. In 2020, our top 10 clients represented less than 5% of our TPV and our top 100 clients represented less than 11% of our TPV.
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
We principally target micro-merchants and SMEs, many of whom were ignored or underserved by the incumbent payment providers and financial institutions in Brazil before PagSeguro was launched. These incumbents generally charge micro-merchants and SMEs higher overall fees and commissions because they generate lower transaction volumes. Our platform enables us to keep overall per-transaction fees lower for merchants who generate lower transaction volumes. We believe our client data supports this model: according to a survey that we conducted in February 2021, 72% of our merchants used PagSeguro as their sole electronic payments service and 75% of Minizinha owners did not accept card payments prior to signing up with us.
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

Product Development and Technology
We develop most of the software technology used by our digital payments and banking platform in-house, although we also outsource certain projects to outside developers in order to expedite the delivery of software and keep our time-to-market advantage. Through this combination of technology, developed both in-house and by outsourced developers, we have developed a stable, reliable, proprietary and highly scalable platform with intuitive user interfaces, management tools, transaction processing, APIs, and database and network applications that help our customers utilize our suite of products and services, while keeping their financial information confidential.
Our payments platform allows consumers to make purchases using a broad range of payment methods, regardless of where a merchant is located. For purchases made outside Brazil, we partner with local payment service providers. Our banking platform offers a large number of options for making transfers, paying bills, refilling prepaid phones and other wallets. It also includes a complete set of cards, including a cash card, a prepaid card and a credit card.
We manage large volumes of system access data and transactions, with more than 99.98% availability in 2020, using internet data centers provided by Scala Data Centers and outsourcing, cloud computing and other managed IT services provided by Compasso UOL, a UOL group company. Scala Data Centers and Compasso UOL provide these services to UOL, PagSeguro and several other large clients. Our transactions per second monthly peak increased by a multiple of 18.8 between June 2016 and December 2020, using the 99 percentile, and our average monthly deployments increased by a multiple of 13.5 from 597 average monthly deployments in 2017 to 8,074 average monthly deployments in 2020. With our hybrid infrastructure, combining local data centers and cloud computing, we are able to scale up our services while retaining high availability for peak – volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without needing to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers.
Technology and innovation are in the DNA of the UOL group and are at the core of our business success, with products and engineering personnel representing 47.55% of the total headcount of PagSeguro as at December 31, 2020. With our specialized team of 2,775 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$531.1 million in the year ended December 31, 2020, R$326.8 million in 2019 and R$218.9 million in 2018.
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

PagSeguro’s research and development activities are based on years of experience in solid agile practices. These activities are distributed among small teams, known as squads, which work in parallel on complex projects. In addition to our information technology professionals, the squads consist of people from different disciplines, including our products department, domain-specific business areas, information security department and customer relationship management team, among others. The exact composition of each squad is different and appropriate for each context. People on the squads apply methods like Scrum and Kanban to manage their daily activities. In order to have a global view of our projects, we use a portfolio management system which utilizes dashboards containing the scope of each development cycle, the backlog and what has been deployed thus far. Our experimentation and decisions are guided by lean practices that are heavily based on factual, data-driven information and hypothesis validation, helping us optimize our prioritization. For hypothesis tests, we heavily use practices like AB tests, data analysis and inferences. Our squads are encouraged to have an open mind and engage in frank communications, while maintaining responsibility and an appropriate level of autonomy.
Our efficiencies of scale, relentless cost discipline, and ongoing improvements to systems and processes allow us to continue lowering our costs. As our scale has expanded, our expenses have declined when compared to our Total revenue and income: for example, in the year ended December 31, 2020, our Total expenses increased to 74.0% of our Total revenue and income from 66.5% in the year ended December 31, 2019, while Revenue from transaction activities and other services and Financial income, taken together, increased to 98.1% of our Total revenue and income from 94.7% in the year ended December 31, 2019. In the year ended December 31, 2020, our non-GAAP Total expenses totaled 70.8% of our non-GAAP Total revenue and income, compared to 63.8% in the year ended December 31, 2019. For a reconciliation of our non-GAAP financial measures to the most closely related GAAP financial measures, see “Item 3. Key Information—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.” By maintaining our spirit of innovation combined with our focus on reducing costs, we intend to continue to drive costs down to achieve further profitable growth. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services to strengthen and extend our digital banking solutions. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Increasingly intense competition may harm our business.”
Protecting Our Clients
Trust and security are essential to success in the digital payments market. Fraud is a constant threat, involving items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our competing successfully and growing our business sustainably, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas: transaction security; platform security; and customer service. Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as the “Best Company for Consumers” for electronic payments in 2020, 2019, 2018, 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service, and were recognized for client service excellence in the financial services category in 2015, 2017 and 2019 by Consumidor Moderno and in 2019 by Exame IBRC.
Transaction Security
We have focused since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, backed by the reputation of the PagSeguro and UOL brands. Our transaction approval rate increased slightly in 2020 compared to 2019, from 77% to 81%. In 2016, we were named the Brazilian acquirer with the lowest chargeback-to-sales ratio by Visa. Our net chargeback rates for transactions of six months old averaged 0.12% in 2020, a decrease of 48% from 0.23% in 2019. These net chargeback rates compare highly favorably with the 1.0% limit established by the card schemes. We achieve transaction security through a combination of antifraud technology, the design of our platform, and protection programs for our clients.

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
We provide our customers with an array of digital self-service features including real-time online chat, chatbots, customer service e-mail and a customer service hotline. Our customer service operations are provided by a combination of PagSeguro employees and outsourced providers, which together make up approximately 3,218 full-time equivalent, or FTE, positions.
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
We strive to position PagSeguro products and services in top of mind and present them as a desirable, easy and secure means to accept and make payments in Brazil, while accompanying the consumer throughout the purchasing process, from general brand awareness through to actual purchase or account registration. As a digital company, and with the support of UOL’s audience, we continue to build and maintain brand recognition and trust through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, and online advertising such as display media, videos, search results and social media, including:
•traditional offline media: television advertisements and merchandising (broadcast and cable), radio, movie theaters, the printed press, festivals and events, and display media such as billboards, urban digital time and weather displays, and airport and bus station displays;
•traditional online advertising: display media (including banners, rich media, interstitials, videos and native ads) on a variety of online platforms, such as premium websites, portals, video platforms such as YouTube, social media platforms such as Facebook and Instagram, mobile apps, e-mail marketing and affiliates programs; and
•search: we have expertise in positioning our products in preferential placements on search platforms displayed on desktops, tablets and smartphones, using specific initiatives such as paid search (Search Engine Marketing, or SEM, which includes bid management tools and keywords analysis) and natural or organic search (Search Engine Optimization, or SEO, which includes website optimization).
Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on micro-merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 39 cash-in methods” and “free yourself from POS rental fees.” We regularly compare our pricing to our competitors’ and point out the advantages of our products and services for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions.
We believe that our association with the UOL group brings experience and competitive advantages in designing, negotiating and purchasing advertising space.
The strength of our brand, products and services has been recognized in a number of awards, including:
•Recognized as the 8th Most Innovative Company in Latin America by Fast Company in 2019 for helping Brazilian businesses manage their finances;
•Recognized for conducting the Initial Public Offering of the Year by LatinFinance and Deal of the Year in Latin America by IFR in 2018;
•Recognized for conducting the equity deal of the year by the Prêmio Golden Tombstone of the Instituto Brasileiro de Executivos de Finanças São Paulo in 2019;

•Recognized as having the most easily memorizable commercial in April 2017 and the commercial that attracted the most attention in 2018 by Forebrain, a consumer opinions research company;
•Named as the “Best Company for Consumers” for electronic payments in 2020, 2018, 2017 and 2016, for payments in 2019 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service;
•Recognized as the best company in its industry in terms of client service excellence by Consumidor Moderno Award in 2015;
•Recognized for leading performance in Brazilian retail by Prêmio BR Week in 2015 and 2016.
•Recognized for innovation in the payments industry by Prêmio Whow de Inovação in 2018 and 2020;
•Recognized as the most promising fintech by Best Corporates in the Capital Markets Awards in 2018 by LatinFinance;
•Recognized for its fair stand in the APAS Show (biggest fair directed to supermarket and grocery stores industry in Latin America) by Prêmio Caio in 2018;
•Recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on its Board of Directors in 2020;
•Recognized as the most innovative company in Brazil in the payments industry by Consumidor Moderno Award in 2020;
•Recognized as one of the 1000 largest companies in 2020 by the Valor Econômico newspaper;
•Recognized as one of the 500 largest companies by the Exame magazine Melhores & Maiores Award in 2019;
• Recognized as the most Innovative Electronic Payment Company in Brazil by GBO Awards in 2020; and
•Recognized as one of the most Valuable Brazilian Brands in 2020 by Interbrand.
Further supporting the strength of our brand, PagBank has already shown strong results in brand recognition. Since launch, according to Google Trends on April 5, 2021, the number of internet searches for “PagBank” has grown exponentially when compared to the number of internet searches for “PagSeguro account.” Searches for “PagBank” have remained higher the those for “PagSeguro account” since April 2020.
In addition, our PagBank – PagSeguro app had 8,576 million downloads in the fourth quarter of 2020. Further evidencing the strength of our brand, according to an internal survey conducted by us, 94% of our users would hire products and services offered by PagBank. In addition, as of December 31, 2020, our PagBank – PagSeguro app was rated an average of 4.8 stars by 550 thousand reviewers in Apple’s Brazilian app store and 4.5 stars by 950 thousand reviewers in Google Play.
These rankings compare favorably to those of our main competitors’ apps, which as of the same date were rated between 3.3 to 4.8 stars in Apple’s Brazilian app store and 3.2 and 4.7 stars in Google Play.
In addition, from February 2020 to December 2020, according to the December 2020 Google Industry Report –Financial Services, the number of searches for “PagBank checking accounts,” increased from 22.9% to 33.5% of all checking account searches, whereas the number of searches among other banks remained relatively stagnant and in some cases decreased: Nubank (9.5% to 7.3%), Banco Inter (2.1% to 1.5%), Banco Original (0.6% to 0.4%), Banco Neon (2.7% to 1.1%) and Next (0.3% to 1.4%). The below table provides a breakdown of these results, where “PagBank” has been assigned an indexed volume (i.e., the volume of internet searches containing each brand or term) of 1.0 for comparison purposes:

	Brand	Indexed Volume	Month to Month Growth	Prior Month Ranking
1	PagBank	1.00	-5%	1
2	Caixa	0.72	4%	2
3	Itaú	0.30	-3%	3
4	Nubank	0.22	11%	5
5	Banco do Brasil	0.21	-5%	4
6	Bradesco	0.18	5%	6
7	Santander	0.16	4%	7
8	C6	0.04	25%	9
9	Banco Inter	0.04	3%	8
10	Next	0.04	24%	10
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
In addition to our online and offline advertising efforts described above, we developed a broad range of marketing and sales channels to access potential clients, including:
•our own sales team, mainly focused on offering our POS devices and online products and solutions to larger clients, as well as on providing ongoing support to those clients;
•partner companies that distribute PagSeguro devices and solutions to their customer base (mostly point of sale solutions’ companies);
•third parties hired as independent sale organizations to distribute our POS devices across Brazil;
•online store platforms and web development companies, which integrate PagSeguro as an exclusive or preferred payment method to their clients; and
•third-party call center service provider hired to answer calls, e-mails and chat inquiries from our clients and prospects, and to offer our devices and solutions.
Organizational Structure
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name PagSeguro Digital Ltd. and are a subsidiary of Universo Online S.A., or UOL, a Brazilian sociedade por ações de capital fechado that was founded in 1996 and Brazil’s largest internet content, digital products and services company. Our principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01451-001 São Paulo – SP, Brazil and our telephone number is +55 (11) 3914-9524. Our investor relations office can also be reached at +55 (11) 3914-9524 and our website address is www.pagseguro.uol.com.br. Information provided on our website is not part of this annual report and is not incorporated by reference herein.
We carry out our operations principally through our Brazilian operating company, PagSeguro Internet S.A., a Brazilian sociedade por ações.

PagSeguro Internet S.A. carries out most operations directly, and also has twelve wholly-owned or substantially wholly-owned subsidiaries: (i) R2Tech Informatica Ltda., organized in Brazil, which manages our reconciliation product; (ii) Yamí Software & Inovação Ltda., organized in Brazil, which is a gateway specialized in split payments and provides a back-office platform for e-commerce and marketplace, assisting merchants, particularly with exchanges and returns, and is compatible with major e-commerce platforms in Brazil such as VTEX and Oracle; (iii) Boa Compra Tecnologia Ltda., organized in Brazil, which operates our online gaming and cross-border digital services in Latin America, Portugal, Spain and Turkey; (iv) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles the exploration and provides services of telecommunications in general; (v) BCPS Online Services, Lda, or BCPS, organized in Portugal, which serves as Boa Compra’s hub in Portugal and handles part of its account management; (vi) RegistraSeguro S.A., or RegistraSeguro, organized in Brazil, is expected to administrate payment method operations once it begins operating; (vii) Bivaco Holdings Ltda., organized in Brazil, which is a holding company; (viii) Tilix Digital Ltda., organized in Brazil, which provides software development for payment solutions; (ix) CDS Serviços Financeiros Ltda., organized in Brazil, which provides services as correspondent for financial institutions; (x) Zygo Serviços de Tecnologia S.A., organized in Brazil, which develops computer programs on request; (xi) Wirecard Brazil S.A., organized in Brazil, which provides collection and registration information activities; and (xii) NetPOS Serviços de Informática S.A., an information technology company, which specializes in the development and licensing of software related to store front commercial automation and provides us with a set of solutions for our merchants to perform sales management, inventory control, financial reporting and tax issuing. We acquired 51% of R2Tech in 2017 and the remaining 49% in February 2019. We acquired BCPS in 2017. We acquired Zygo Serviços de Tecnologia S.A. in July 2020, and Wirecard Brazil S.A. in September 2020. We formed RegistraSeguro in October 2019. BIVA has three substantially wholly-owned subsidiaries: (a) PagSeguro Biva Serviços Financeiros Ltda., organized in Brazil, which is a payment scheme owner which provides consulting and financial services; (b) PagSeguro Biva Securitizadora de Créditos Financeiros S.A., organized in Brazil, which provides services related to the acquisition and securitization of financial credit operations and the issuance of securities guaranteed by such credit; and (c) PagSeguro Biva Correspondente Bancário Ltda., organized in Brazil, which provides banking correspondent services. PagSeguro Internet S.A. also holds a non-controlling interest in NetPOS. We incorporated PagSeg Participações Ltda. and PagBank Participações Ltda. in July 2020. We acquired 20% of Boletoflex Tecnologia e Serviços S.A., organized in Brazil, which provides banking financial institutions services, credit analysis, sales promotion, collection, development and licensing of custom computer programs, and development of innovative and customized solutions for the retail, health, data center and industry sectors, among others.
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

The chart below shows our corporate structure, including our wholly-owned and majority owned subsidiaries, as of the date of this annual report:

Float
Universo Online S.A.
01.109.184/0001-95
(*) Referring to total capital
UOL has 86.42% of voting capital
60.98%
30.02%(*)
PagSeguro Digital Ltd.
(Cayman Islands)
99.99%
99.99%
99.99%
BS Holding Financeira Ltda.
28.506.338/0001-39
PagSeg Participações Ltda.
39.510.529/0001-90
PagSeguro Internet S.A.
08.561.701/0001-01
100%
99.99%
BancoSeguro S.A.
10.264.663/0001-77
PagBank Participações Ltda.
39.779.978/0001-39
20%
BoletoFlex Tecnologia e Serviços S.A.
32.596.301/0001-16
100%
99.99%
99.99%
99.99%
99.99%
100%
6 other subsidiaries
Wirecard Brazil S.A.
08.718.431/0001-08
RegistraSeguro S.A.
35.143.133/0001-00
Net+Phone Telecomunicações Ltda.
06.066.832/0001-97
Bivaco Holdings Ltda.
22.174.773/0001-27
Bóa Compra Tecnologia Ltda.
06.375.668/0001-08
PagSeguro Biva Securitizadora de Créditos Financeiros S.A.
22.142.291/0001-95
99.99%
99.99%
PagSeguro Biva Serviços Financeiros Ltda.
21.353.568/0001-66
PagSeguro Biva Correspondente Bancário Ltda.
22.183.307/0001-085

(*)	Including 0.007% consisting of treasury shares and shares issued under the LTIP and LTIP-Goals, representing 1.54% of the outstanding shares.
Competition
The Brazilian payments industry is highly competitive and fast-changing. We compete in the online digital payments and financial services market and in the POS payments market.
In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. In the digital banking market, we compete primarily with regional player Nubank and Inter. Our business model differs from the model used by the incumbent Brazilian providers, such as Cielo, Rede, GetNet and Stone, who generally offer their POS devices under long-term monthly rental contracts with pricing that works out to be more expensive than the monthly installments for the lending of our POS devices. These incumbent providers also target larger clients, since their business model results in more expensive products and services, while our primary target customers are currently micro-merchants and SMEs, who are underserved by incumbent payment providers and large financial institutions in Brazil.
Like the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, money orders and electronic bank deposits.

Among our peers, we are the only financial technology provider in Brazil, however, whose business model covers all of the following five pillars:
•multiple digital banking solutions;
•in-person payments via POS devices that we provide to clients;
•free digital accounts that we provide to our consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;
•issuer of prepaid, cash and credit cards; and
•operate as a full acquirer.
We seek to differentiate ourselves from our competitors primarily on the basis of this end-to-end coverage as well as our focus on transaction security, on ease of use, and on the mobile environment. While competitive factors and their relative importance vary based on the size, industry and focus of each merchant, we believe the following factors are key to competition in the digital payments market in Brazil:
•an ecosystem that attracts, retains and engages merchants and consumers;
•speed and simplicity of the customer onboarding process;
•consumer confidence in transaction security, including the ability for consumers to make payments without sharing their financial information with the merchant or counterparty;
•POS devices with affordable prices and no rental fees;
•quality of customer service;
•breadth and depth of features and functionality; and
•brand recognition and reputation.
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
Insurance
We have insurance policies with reputable insurers in amounts that our management considers to be sufficient to cover potential losses arising from events that may affect our assets, as well as for any damages that we may have to pay to third parties due to our business activities. We seek coverage against risks that are appropriate for our business activities and our scale, taking into account the nature of our business, the risks we are exposed to, market practices in our industry, and advice from our insurance consultants. We currently have the following insurance policies, which were contracted by our controlling shareholder, UOL, and list our company or our subsidiaries as co-beneficiaries, as applicable:
•insurance policy for coverage of damages to property, business interruption and lost profits, which expires on December 31, 2021 and has a coverage limit of R$1,638.7 million;
•D&O insurance, which expires on March 1, 2022 and has a coverage limit of R$67,2 million;
•warehouse and storage facility insurance policy, which expires on November 17, 2021 and has a coverage limit of R$90 million; and

•general liability insurance, which covers damage awards paid by us in connection with tort claims. This policy expires on December 31, 2021 and has a coverage limit of R$15 million.
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
Circular Nos. 3,885/2018, 3,886/2018 and 3,887/2018, all issued on March 26, 2018, introduced several changes relevant to payment schemes and payment institutions. Such measures included, among others: (i) the introduction of a formal definition of sub-acquirers and determination of conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; and (ii) a cap on interchange fees in debit cards of up to 0.8% in any debit transaction and maximum average interchange fee of 0.5% on total debit transaction volume.
On August 16, 2018, the Central Bank published Circular No. 3,909/2018, which sets forth the cybersecurity policy and requirements for the contracting data processing and storage services as well as cloud based computing services that payment institutions authorized to operate by the Central Bank must follow. In addition to adhering to this policy and requirements, these payment institutions must also establish a plan of action and incident response. The cybersecurity policy and requirements set forth in Circular No. 3,909/2018 had already been published for financial institutions and other entities authorized to operate by the Central Bank through CMN Resolution No. 4,658, published on April 26, 2018. In accordance with Article 25 of Central Bank Circular No. 3,909/2018, payment institutions had until December 1, 2019 to adopt a cybersecurity policy (which we adopted ahead of this deadline) and until December 31, 2021 to be fully compliant with cybersecurity rules. We are fully aware of the due dates and expect to be able to comply with these dates.

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
Innovative regulatory changes have been recently implemented by the Central Bank, resulting in modifications to the regulatory framework of the Brazilian payments and financial industries. In February 2020, the Central Bank announced its 24/7 instant payments platform, which operates under the name “Pix”. It was launched in November 2020 as a new instant payments scheme operated by the Central Bank, which, by promoting the digitalization of payments, is intended to foster competition, reduce social costs associated with paper-based instruments and provide a better payment experience for Brazilians. Pix is based on a centralized and sole settlement infrastructure operated and maintained by the Central Bank, the Instant Payments System (SPI), and in a Account Identifier Directory (DITC), where all final users’ information and corresponding accounts are stored. Currently, the main rules governing Pix consists of Central Bank Resolution No. 1/2020, which introduced the Pix payment scheme and approved its regulation, and Circular No. 4,027/2020, which governs the Instant Payments System (SPI). Participation in Pix is mandatory for financial institutions and payment institutions with more than 500 thousand active customer accounts, considering deposit accounts, savings accounts and prepaid payment accounts.
Also aiming to promote competition, in May 2020 the Central Bank issued baseline regulations for open banking. Based on the model used in the United Kingdom, open banking in Brazil will operate through application programming interfaces (API) and customers’ consent will be always required before any data sharing. It will be implemented gradually by the Central Bank, in four phases: (i) phase 1, which started on February 2021, required the disclosure to the public of information from participating institutions regarding their customer service channels and their products and services related to demand deposit or savings accounts, payment accounts and credit transactions; (ii) phase 2, which will take place in July 2021, involves the sharing of customers’ information and transaction data related to products and services listed in phase 1; (iii) phase 3, which will start in August 2021, includes the sharing of payment initiation services and forwarding of loan proposals; and (iv) phase 4, to be implemented by December 2021, involves the expansion of the scope of covered data, in order to include foreign exchange transactions, investment, insurance and open-loop pension funds, among other financial products. Phase 1 and phase 2 are mandatory only for financial institutions belonging to segments S1 and S2 of the Brazilian financial system (which mainly comprises major banks), according to segmentation rules set forth in Brazil. Institutions offering deposit accounts or payment accounts, as well as payment initiation service providers, are mandatory participants in phase 3, with respect to the sharing of payment initiation services. Banks that hire banking correspondents must take part in phase 3, with respect to the forwarding of loan proposals. The main rules governing open banking are Joint Resolution No. 1/2020 and Central Bank Circular No. 4,015/2020 and further regulations may still be issued.
In addition to instant payments and open banking, the above mentioned authorities have been discussing adjustments to the collection in foreign currency by international card issuers. On March 1, 2020, Circular 3,918/2020 became effective, amending Circular 3,691/2020 in order to improve the provisions related to international credit cards. From the effectiveness of Circular 3,918/2020, the quotation of the foreign currency used for credit card expenses abroad must be that of the day on which the purchase is made.
Moreover, the Brazilian Congress recently enacted Law No. 14,031/2020, amending Law No. 12,865/2013, in order to provide guarantee mechanisms for the financial risks associated with the transfer and settlement of funds between the participants of open-loop payment schemes, particularly issuers and acquirers, to ensure that such funds are received by the merchants (final beneficiaries). Law No. 14,031/2020 was introduced to ensure that, in the event that an issuer or acquirer fails, the merchant receives the values arising from payment transactions carried out with credit cards. The concept of segregate net equity (patrimônio segregado) was introduced by Law No. 12,865/2013, when it created a protection against bankruptcy to the funds held in or that flow through payments accounts, setting forth that funds deposited in prepaid payment accounts are segregated from the payment institution’s own assets. In addition, in order to enforce those legal requirements, the payment institution must hold all the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank that does not pay interest, or (ii) in federal government bonds registered with the SELIC. Law No. 14,031/2020 expanded that concept to cover all the funds flowing between participants of an open-loop payment scheme.
Payment Schemes
A payment scheme, for Brazilian regulatory purposes, is a body of rules and procedures governing certain payment services provided to the public with direct access by its end users (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme.

Not all the payment schemes are subject to the applicable regulation of the payment industry, including license requirements and supervision by the Central Bank. The regulatory framework imposes supervision only over payment schemes that are considered systemically relevant and, thus, are part of the SPB. The requirements for such classification depend on certain features, as follows:
•Payment schemes that exceed certain thresholds on number of payment transactions or aggregate value of transactions are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization by the Central Bank.
•Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization from the Central Bank, although they are required to report certain operational information to the Central Bank if so requested by the regulator. Furthermore, the Central Bank can issue an order requiring these payment schemes to apply for authorization to be part of the SPB on a case-by-case basis. In case an operational threshold is met, the payment scheme become part of the SPB and an application must be filed, but the payment scheme can continue to operate as usual until the authorization is granted by the Central Bank.
•Limited-purpose payment schemes are not considered as part of the SPB and, therefore, not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain Central Bank authorization. Limited-purpose payment schemes are those whose payment orders are: (i) accepted only at the network of merchants that clearly presents the same visual identity as the issuer, such as franchisees and other merchant licensed to use the issuer’s brand; (ii) intended for payment of specific public services, such as public transportation and public telecommunications; or (iii) related to employee benefits established by law (such as meal vouchers).
•Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to payment schemes set up by governmental authorities, closed-loop payment schemes set up by certain financial institutions and closed-loop payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.
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

Payment Institutions
Payment institutions are classified into the following types under Brazilian regulations, as per Circular No. 3,885, which replaced former Circular No. 3,683:
•Issuers of electronic currency (i.e., e-money, generally in the form of prepaid deposits): these payment institutions manage prepaid payment accounts for cardholders or end-users, carry out payment transactions using electronic currency deposited into these pre-paid such accounts, and convert the deposits into physical or book-entry currency or vice versa.
•Issuers of post-paid payment instruments (principally credit cards): these payment institutions manage payment accounts where the cardholder or end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.
•Acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the issuer of the prepaid or post-paid instrument, and settling with the merchant.
•Payment transaction initiators: these payment institutions provide payment transaction initiation services without managing payment accounts nor holding, at any time, the transferred funds. Additionally, they may not store end-users credential data used to authenticate payment transactions. The regulations on payment transaction initiators were recently enacted by the Central Bank and these entities are expected to operate mainly within the scope of open banking.
As for issuers of post-paid payment instruments and acquirers, the regulations apply only to payment institutions that are relevant and thus considered part of the SPB, including the requirement to obtain Central Bank authorization. This depends on certain features, such as the annual cash value of transactions handled by the payment institution. Issuers of post-paid payment instruments and acquirers below the relevant operational threshold can start operations and carry out payment activities immediately, provided that, in case of open-loop payment schemes, they have been granted with a license by the payment scheme owner. While operating below the relevant operational threshold, those payment institutions only need to comply with certain reporting requirements. Once the payment institutions reach the relevant operational thresholds, they need to file the authorization request, but the regulations determined that such entities continue rendering payment services while their applications are being analyzed by the Central Bank. Also, certain financial institutions are waived from requiring an authorization from the Central Bank to render certain payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payments industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities and payment schemes related to employee benefits established by law.
Recent regulations issued by the Central Bank tightened the rules applicable to issuers of electronic currency, requiring them to obtain Central Bank authorization before launching operations. Before this change, these issuers could operate without a license until reaching certain operational thresholds. The institutions already operating below the previously established thresholds should seek authorization according to a predetermined schedule. All existing issuers of electronic currency must request authorization by June 2023.
As for payment transaction initiators, applicable regulations provide that they must obtain Central Bank authorization prior to providing payment initiation services. Any payment institution already licensed in another modality may operate as a payment transaction initiator, provided a 90-day prior notification is sent to the Central Bank.
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

The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Circular No. 3,860/2013 classifies payment accounts into two types:
•Prepaid payment accounts: where the funds have been deposited into the payment account in advance of the intended payment transaction.
•Post-paid payment accounts: where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance.
In order to provide protection from bankruptcy, Law No. 12,865/2013 sets forth that funds deposited in prepaid payment accounts are considered segregate net equity (patrimônio segregado), i.e. such funds are segregated from the payment institution’s own assets. In addition, in order to enforce such legal provision, the payment institution must hold all of the funds deposited in the prepaid payment account in certain specified instruments, either: (i) in a specific account with the Central Bank that does not pay interest, or (ii) in federal government bonds registered with the SELIC, the Central Bank’s overnight rate. In this regard, PagSeguro Brazil’s activities as a payment institution issuer of electronic currency (prepaid account management) have 100% of all deposits received invested in such instruments and protected from PagSeguro Brazil’s bankruptcy.
PagSeguro Brazil’s, Wirecard Brazil’s and BancoSeguro’s Regulatory Position
In December 2014, PagSeguro Brazil applied to the Central Bank for the following authorizations:
1.Authorization as a payment institution, as an issuer of prepaid electronic money. This application relates to the free PagBank digital account and to our issuance of PagSeguro electronic currency and prepaid cards. The application regarding the free PagBank digital account relates to our rules and our brand, and the application regarding our prepaid cards relates to the third-party payment schemes within which the cards are issued.
2.Authorization as a payment institution, as an acquirer.
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
PagSeguro Brazil is a participant of the Pix instant payments scheme and will join open banking on its phase 3, as an account service provider. For more information about the Pix payment scheme, see “—Regulation of the Payments Industry in Brazil.”
On September 29, 2020, PagSeguro Brazil completed the acquisition of Wirecard Brazil, which is authorized as an issuer of electronic money and acquirer. Wirecard Brazil’s authorizations were obtained on January 17, 2019.
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
BancoSeguro is a financial institution duly authorized by the Central Bank pursuant to CMN Resolution No. 4,122/2012 to perform banking operations in accordance with current regulation. It also holds a license from the CVM to provide securities custody services, which was obtained on February 22, 2021.
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
On June 7, 2021, Resolution No. 4,707/18 and Circular No. 3,924/18 will be replaced by Resolution No. 4,734/19 and Circular No. 3,952/19, which will create new and definitive regulation in order to improve the rules regarding merchants’ credit operations guaranteed by receivables from payment arrangements and the prepayment and discount of such operations, increasing competition and thus reducing the cost of credit.
This new regulatory framework brings a number of relevant changes to operations involving credit and debit card receivables, including transactions for the early payment of such receivables by acquirers and subacquirers, which are subject to new procedures, as well as the assignment of these receivables to institutions that do not belong to the Brazilian National Financial System.
The general principle adopted by these new rules is that receivables from payment arrangements that are provided as collateral in credit operations or assigned in discount operations (desconto de recebíveis) must be registered in a centralized system operated by an entity authorized by the Central Bank. In this sense, Circular No. 3,952/19 introduces the requirement of a market infrastructure convention, which will create a system allowing for the registration of these receivables as financial assets, interoperability, and the exchange of information between the registration systems and market participants.
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
On January 7, 2020, Law No. 13,974/2020 came into effect, transferring COAF to the administrative structure of the Central Bank. On January 23, 2020, the Central Bank issued Circular No. 3,978/2020, establishing a new regulatory framework applicable to the policies, procedures and internal controls to be adopted by financial institutions and other institutions authorized to operate by the Central Bank, in order to prevent the financial system from being used to commit money laundering and terrorist financing crimes. Circular No. 3,978/2020 became effective on July 1, 2020, when Circular No. 3,461 of July 24, 2009 was revoked. Circular No. 3,978/2020 is currently the main regulation related to the prevention of money laundering and terrorist financing crimes applicable to institutions regulated by the Central Bank. It applies to several activities conducted by regulated entities, such as foreign exchange and payments.
In compliance with the Brazilian anti-money laundering law, payment institutions and financial institutions in Brazil must establish internal control and procedures aiming at:
•identifying and knowing their clients;
•checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;
•checking the origin of funds;
•carrying out a prior analysis of new products and services, under the perspective of money laundering prevention;
•controls, resources and monitoring systems for the rapid detection and reporting of suspicious activity;
•compliance with all applicable regulatory requirements for recordkeeping and reporting;
•keeping records of all transactions;
•applying special attention to: (i) unusual transactions or proposed transactions with no apparent economic or legal basis; (ii) client and transactions for which the Ultimate Beneficial Owner (UBO) cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated;
•offering anti-money laundering training for employees;
•monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

•reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report); and
•ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.
In addition, if any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Terrorism Act (As Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
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
In this regard, BancoSeguro must observe certain key governance, compliance and supervision requirements applicable to all the institutions part of the National Financial System, such as:
•minimum capital requirements;
•compulsory deposits requirements;
•fixed asset investment limits;
•limits to exposure on foreign currency;
•limits to charge fees and commissions for certain financial services;
•requirements regarding the establishment of internal controls and procedures;
•requirements regarding implementation of risk management structures;
•observation of know your costumer and anti-money laundering rules;
•constitution of ombudsman office;
•preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional—COSIF);
•anti-money laundering, anti-terrorist and know-your-client requirements, administrative penalties for non-compliance;
•additional regulations from other agencies that are specific to banking activities, such as the CVM’s fundraising rules;
•cybersecurity regulations, notably Resolution No. 4,658/2018;

•limits to acquire real estate properties not intended to be used by the institution, except when such properties are received as payment of non-performing or doubtful loans, or when expressly authorized by the Central Bank, and in accordance with rules to be issued by the CMN; and
•requirements to operate with related parties, as described in Resolution CMN No. 4,693/2018.
Financial institutions are also members of the SPB. Under the SPB, the Central Bank has control over the banks’ reserve accounts through the STR – Reserve Transfer System, a computerized system which enables the on line transfer of funds between financial institutions and constitutes a strict control of bank balances.
In addition to regulations affecting the financial system, BancoSeguro is also subject to laws relating to anti-money laundering, banking secrecy, consumer protection, tax, and other regulations applicable to Brazilian companies generally, as discussed above.
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
Securities Regulations
Multi-purpose banks with an investment banking portfolio (also known as investment banks), such as BancoSeguro, may, among other roles, provide securities distribution and custody services, which are subject to Brazilian securities laws and regulations.
The main laws governing the Brazilian capital markets are Law No. 4,728/1965 and Law No. 6,385/1976. Among other provisions, they regulate the distribution and issuance of securities in the market, the trading of securities and the settlement and/or clearance of securities transactions. The regulatory framework in Brazil is further supplemented by regulations issued by the CMN, the CVM, the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants (for example, the B3 and the ANBIMA). In addition to the regulatory and supervision powers of the Central Bank, all Brazilian financial institutions are subject to oversight by the CVM when they participate in the Brazilian capital markets (such as BancoSeguro).
Multi-purpose banks with an investment banking portfolio are also regulated by CMN Resolution No. 2,624, which allows these entities to carry out, among others, the following activities in the capital markets: (i) participate in the processes of issuance, subscription for resale and distribution of securities; (ii) enter into securities purchase and sale transactions, for their own account or for the account of third parties; (iii) operate in commodities and futures exchanges, and in organized OTC markets, on its own or third-parties’ account; and (iv) coordinate reorganization and restructuring processes of companies and conglomerates, through consultancy services, equity interest and/or granting of funding or loans. Investment banks are also allowed to provide other services in the securities market, such as bookkeeping, custody, and management of third-parties’ assets, among others.
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
Other Equipment
The majority of our equipment consists of POS devices, which made up 90.9% of our equipment costs in 2020. The rest of our equipment consists of data processing equipment, machinery, building leasing, facilities and furniture and fittings.
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
We actively pursue registration of our trademarks, copyrights, logos, service marks, trade dress and domain names. We have registered or applied for registration of trademarks with the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or INPI) including, among others, the trademarks and logos of “PagSeguro,” “Moderninha,” “Minizinha,” “PlugPag,” “PagInvest,” “PedeFácil” and “PagVendas.” We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “moderninhax.com.br,” “moderninhaplus.com.br,” “moderninhapro2.com.br,” “moderninhasmart.com.br,” “minizinha.com.br,” “minizinhachip.com.br,” “minizinhanfc.com.br,” “boacompra.com.br,” “pagbank.com.br” and “pagbank.com.” We own or have the right to use all of the material intellectual property that we use.

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
Our Industry and Total Addressable Market
Micro-Merchants and SMEs Drive the Brazilian Economy
According to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Services (Receita Federal), there were 11.3 million micro-merchants in Brazil at December 31, 2020. Also, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais - RAIS), published by the Ministry of the Economy, at December 31, 2019, there were 3.8 million SMEs. Additionally, according to IBGE’s PNAD, at December 31, 2020, there were 17.7 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of approximately 33 million formal and informal businesses. In addition, according to SEBRAE, the number of Individual Micro Entrepreneurs in Brazil increased significantly from 2010 to March 2021, from 780 thousand to 11.9 million.
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
According to information from eMarketer, and internal estimates, the mobile payments purchase volume in Brazil increased to US$9.9 billion in 2020 from US$1.0 billion in 2014, while in the United States the volume was approximately US$350 billion in 2020; yet only 18% of the Brazilian population above age 15 reported having paid bills or made a purchase online in 2017, compared to 77% in the United States and 81% in the United Kingdom, according to the World Bank’s most recent Global Findex database published in 2017.

In e-commerce, transaction volumes in Brazil grew to R$87.4 billion in 2020 from R$18.7 billion in 2011 according to Ebit, representing average growth of 19.4% per year for the period. In addition, the growth of e-commerce over mobile devices, which, according to data most recently made available by Statista, in 2018 represented 43% of e-commerce transactions in Brazil, compared to 48% in Spain, 50% in Germany and 55% in the United Kingdom, creates new payments options for both sellers and buyers, bringing business opportunities for acquirers and digital payments providers. Also, according to eMarketer, mobile commerce is expected to generate the majority of e-commerce sales by 2021, with mobile e-commerce sales expected to account for 67.3% of global e-commerce sales by 2021.
The Structure of the Brazilian Financial Market Creates Significant Opportunities for Disruption
The structure of the Brazilian financial market creates significant opportunities for technology-driven disruptors, who seek to break up the highly concentrated supply of services, particularly when compared to more developed markets. The banking market is relatively concentrated for global standards. Retail banking leaders are local, with no global retail banking players around the world. In 2017, Brazil’s five largest institutions held 83.4% of its financial assets, which makes it one of the world’s most concentrated markets according to the most recent World Bank’s Global Financial Development database published in 2017. Further showing this banking concentration, global banks, such as ABN/AMRO, Citibank and HSBC, have entered Brazil, only to later leave the market or reduce their local presence. In that same year, the United Kingdom and the United States had banking concentrations of 67.1% and 46.2%, respectively.
Payment card use also remains relatively low in Brazil compared to more developed markets. According to a report by ABECS, debit and credit card payments accounted for 46.4% of Brazilian household consumption in December 2020. In 2019, the same indicator for Brazil was only 38.8%, compared with 46.0% in the United States and 68.6% in the United Kingdom, according to the most recent data made available by Bank of International Settlements (BIS) and the most recent data from the World Bank, indicating the potential for expansion and the growth already observed in just two years in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.
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
These lower penetration levels are amplified among the lower income classes in Brazil. The unbanked population remains significantly high in Brazil. According to the most recent data available from IBGE and the Central Bank (the Banking Relationship Statistics (Cadastro de Clients do Sistema Financeiro)), 33 million Brazilians (16% of the Brazilian population) did not have a bank account or a banking relationship in December 2020.

Although lack of access to banking services account for less than one-third of Brazilian adults, 58% of the unbanked population come from the poorest 40% of the Brazilian population, with 28 million of Brazil’s low income population without bank accounts in 2017, according to the most recent World Bank’s Global Findex database published in 2017.
Commerce Is Increasingly Digital and Mobile Worldwide
According to the International Telecommunications Union, an estimated 4 billion people, or 51% of the total global population, used the internet in 2019, compared with 2.2 billion people, or 32% of the total global population, in 2011. Of this user base, 58.3% carried out e-commerce transactions in 2016, which is the most recent year for which such data is available, compared with 37.2% in 2011, showing significant growth in e-commerce. This growth is supported by the global increase in mobile device penetration, reductions in the cost of internet access in various markets, and improving telecommunications network infrastructure.
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
Internet and Technology Pave the Way for Digitization of Financial Services
Brazil is a reference in global internet adoption. According to the 2020 Global Digital Report from “We Are Social” and Hootsuite, Brazil is the fifth largest country in terms of number of internet users, with a 71% penetration of the Brazilian population, the second largest country in terms of time spent on the internet and the third largest country in terms of time spent on social media. According to the Connected Consumer Survey by Google and a McKinsey analysis, since 2014, Brazil’s ratio of cell phone numbers to inhabitants has surpassed one, with smartphone penetration reaching 71% of the Brazilian population.
The fact that over 60% of the unbanked population had access to the internet or to cell phones in 2017, according to World Bank’s most recent Global Findex database published in 2017, demonstrates that digital transformation of financial services favors the inclusion of a large portion of this unserved population.
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
Clients of traditional banks also complain about high fees and spreads, limited product offerings and the level of poor customer service provided in return. According to results reported by Brazil’s five largest banks and internal estimates, financial institutions’ annual revenues from services grew 20.2% from 2016 to 2020, while checking account fees charged to individuals and legal entities grew 26.3% during the same period.
Moreover, according to a survey conducted by the Brazilian Institute for Consumer Defense (Instituto Brasileiro de Defesa do Consumidor), tariff packages charged by Brazil’s top five banks rose 6% between June 2019 and June 2020, or 3 times the inflation rate of 1.88% during that same period.
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
•Best-in-class customer experience is digital and requires continuous investment in innovative technologies: mobile banking has succeeded in providing greater flexibility for customers to bank at home, at work or while socializing, in enhancing the financial awareness of its users and in retaining the client base due to user experience.
•Rich data enables more personalized customer experience: customer experience is expected to overtake price and product as the key brand differentiator in the near future. In addition to being more likely to do business with a company that offers a personalized experience, consumers expect companies to anticipate their needs and make relevant suggestions before first contact and will not have issues with sharing personal data in exchange for that.
•Security, exceptional customer service and transparency strengthen trustworthy relationships: trust surpasses convenience, reliability, value and time as the key attribute in the decision to adopt innovative payment and banking solutions, thus being indispensable when acquiring and retaining customers at scale. It is critical to secure the vast amounts of data and the consumer’s digital identity, and to constantly delight customers, while receiving high net promoter scores, engagement and retention in return. Equally important is companies’ ability to convincingly communicate their added value, align the timeline of consumer costs and value received and emphasize the many steps taken, special assets used, time saved and complexity eliminated throughout the customer journey.
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
We are a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil whose business model covers all of the following five pillars:
•multiple digital banking solutions;
•in-person payments via POS devices that provide to merchants;
•free digital accounts that we provide to our consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;
•issuer of prepaid, cash and credit cards; and
•operate as a full acquirer
Our end-to-end digital ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs, micro-merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in January 2021, 79% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their free PagBank digital accounts, without the need for a bank account. Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 39 payment methods and thirteen cash-out options including bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our free PagBank digital account serves both consumers and merchants.
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
Increased use of credit and debit cards and expanded card payments network
The results of our operations depend to a significant degree on the use of credit and debit cards to make digital payments in Brazil. According to ABECS, credit and debit cards transactions will account for half of household consumption in 2021 in Brazil. Credit and debit card transaction volume in Brazil has increased at a compound annual growth rate of 13.4% from 2016 to 2020 according to ABECS, in which 62% of the transactions volume corresponds to credit card transactions and 38% corresponds to debit card transactions. According to ABECS estimates, 2021 is expected to have R$2.38 trillion in credit and debit card transactions, representing an increase of between 18% and 20%. As a further indication of this growth, MasterCard stated in its annual report on Form 10-K that the Brazilian real was one of its three primary revenue billing currencies in 2020, surpassing the British pound and only behind the U.S. dollar and the Euro.
Growth of e-Commerce
Our results of operations depend in part on consumers’ widespread acceptance and use of the internet as a way to conduct commerce and financial transactions. E-commerce is also underpenetrated compared to e-commerce levels in more developed economies. In Brazil, e-commerce accounted for only 5.3% of retail sales in 2020, compared to 18% worldwide, according to eMarketer.
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
According to ABECS, online purchases made up only 33% of the total credit card transactions volume in Brazil in the third quarter of 2020, an increase of 10 percentage points from 23% in 2018.
Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times.
Purchases made through mobile devices (m-commerce) accounted for 51% of all online retail sales in Brazil in 2020, according an analysis of online retail conducted by FIS, a global leader in financial technology.
In addition, according to data from the Worldpay’s 2020 Retail Global Payments Report, which highlights current payment trends around the world and also predicts trends, digital/mobile wallet gains in e-commerce came largely at the expense of credit cards, bank transfers and cash on delivery (COD). The projections expect digital wallets to account for 51.7% of e-commerce payment volumes by 2024 with slight declines in credit cards (to 20.8%) and debit cards (to 12%). By 2024, digital wallets, credit and debit cards will account for 84.5% of e-commerce spend. Buy now, pay later (BNPL) continues to earn market share, expecting to double from 2.1% in 2020 to 4.2% by 2024, also according to Worldpay.
Furthermore, according to eMarketer, mobile transactions are expected to be the primary driver of retail e-commerce sales in Latin America in 2021. According to eMarketer, Latin America has one of the fastest-growing smartphone markets worldwide, with inexpensive smartphone options from China having allowed those from lower socioeconomic levels to purchase smartphones and take part in the digital economy. This increase in the number of smartphone users and improved connection speeds favor the growth of m-commerce adoption.

According to eMarketer, in 2020, while “Total Retail Sales Worldwide” decreased 3.0% and “Retail E-commerce Sales Worldwide” grew 27.6%, Retail M-commerce Sales Worldwide” grew 32.0% — and this growth is 44.5% for Latin America in 2020, according to eMarketer.
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
Inflation
Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the IPCA, Brazilian inflation rates were 4.52%, 4.31% and 3.75 % in 2020, 2019 and 2018, respectively, while the SELIC rate, the Central Bank’s overnight rate, reached a high point of 14.25% in 2016, before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018. In 2019, the COPOM reduced the SELIC rate further to 4.5%. As of December 31, 2020, the SELIC rate was 2.0%. For more information, see “—Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”

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
Pricing and revenue mix in our payment processing services
We generate revenue in the form of commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards, as well as fees for other services. Credit and debit cards generate commissions in the form of the merchant discount rate, or MDR, which is a commission withheld by us from the transaction value paid to the merchant. The MDR we charge may vary over time and we may make different commercial offers for different services or for larger clients. However, overall, the MDR for debit cards is lower than that for credit cards. Our current standard MDR rates are 1.99% for POS debit card transactions. The MDR rates for credit card transactions vary according to whether the merchant has opted for the same-day, or 14-day or 30-day payment service under our payment date election service. For merchants who select the same-day payment date election, the standard MDR is 4.99% for POS credit card transactions not paid in installments and 5.59% for POS credit card transactions paid in installments. For merchants who select the 14-day payment date election, the standard MDR is 3.99% for POS credit card transactions not paid in installments and 4.59% for POS credit card transactions paid in installments. For merchants who select the 30-day payment date election, the standard MDR is 3.19% for POS credit card transactions not paid in installments and 3.79% for POS credit card transactions paid in installments. For online transactions, the standard MDR is 3.99% for merchants who select the 14-day payment date election or who have a verified account and select a two-day payment date election, and 3.19% for merchants who select the 30-day payment date election. Payments made using meal voucher cards and other payment methods generate per-transaction or percentage commissions at various rates. Our revenues are therefore impacted by the mix of these types of services that we sell, as well as any changes in the pricing for each service.
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
According to a 2018 report by SEBRAE (the latest available), 46% of entrepreneurs in Brazil own POS devices, of which PagSeguro has the leading market share at 35% of such POS devices. According to the same report, this percentage is even higher for Individual Micro Entrepreneurs, with 54% using PagSeguro’s POS devices. Furthermore, according to the same report, 72% of entrepreneurs are served by only one acquiring company. This illustrates the potential for the provision of additional financial services by us in this segment, which is insufficiently served by the banking sector. We believe that a significant portion of this underpenetration is due to the number of unbanked individuals, who make up a major target sector for us. According to the most recent data available from IBGE and the Central Bank (the Banking Relationship Statistics (Cadastro de Clients do Sistema Financeiro)), 33 million Brazilians (16% of the total Brazilian population) did not have a bank account or a banking relationship in December 2020.
The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Years Ended December 31,
	2020	2019	2018

Real growth (contraction) in gross domestic product	(4.1) %	1.4%	1.8%
Inflation (IGP-M)(1)	23.1%	7.30%	7.55%
Inflation (IPCA)(2)	4.5%	4.31%	3.75%
Long-term interest rates – TJLP (average)(3)	4.5%	6.2%	6.7%
CDI interest rate (average)(4)	2.8%	5.9%	6.5%
LIBOR(5)	0.7%	2.4%	2.8%
Period-end exchange rate—reais per US$1.00	5.2%	4.03	3.87
Average exchange rate—reais per US$1.00(6)	5.2%	3.95	3.66
Change in average exchange rate of the real vs. US$	(30.6)%	(7.9)%	(14.7)%
Average unemployment rate(7)	13.9%	11.9%	12.3%

Source: FGV, IBGE, Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.
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
In addition, there is a high level of uncertainty related to the COVID-19 pandemic and negative impacts have already been seen on the Brazilian macroeconomic environment. For example, as a result of the current COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 4.1% in GDP. As of January 31, 2021, according to the IMF, Brazil’s GDP growth rate for 2021 is expected to be 3.6%. For more information on risks relating to COVID-19, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry —An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
Our business has grown rapidly, driven by new clients and increased TPV, with our Total revenue and income increasing to R$6,814.7 million in 2020 from R$5,707.2 million in 2019. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among micro-merchants, SMEs and individuals without bank accounts.
Effects of the COVID-19 pandemic
We have observed that the main impact of the COVID-19 pandemic on our TPV occurred between late March and June 2020, as most of Brazilian cities were under certain restrictive measures, such as social isolation and partial shutdowns. The partial shutdowns affected all in store and non-essential businesses, resulting in a severe impact in the Brazilian economy, but also driving small and medium business to pivot to a digital first mindset and adopt online sales channels, resulting in an unprecedented digitalization process of payments and banking in Brazil. As a result of these restrictive measures, we have faced transportation difficulties in seeking new clients and almost our entire team has been working remotely. Two years before the COVID-19 pandemic, we had already implemented a home office format for our employees, which allowed for a smooth shift to a remote working format once these restrictive measures were imposed, without compromising our customer service quality despite a slight deterioration in quality.
In addition, we observed a change in the mix of processed debit and credit card payments containing a higher percentage of debit card payments and, within the processed credit card payments, a lower percentage of credit card transactions made in installments in the year ended December 31, 2020 compared to the year ended on December 31, 2019. We believe that this trend may be explained by a change in consumer behavior since the beginning of the pandemic, reflecting (i) a slowdown in consumption and transactional activities made in installments, which affected sectors of the economy involving significant purchases in installments, such as general merchandise retailers (e.g., apparel, white goods and electronics), (ii) a decrease in personal credit cards’ limits, and (iii) the payment of the COVID-19 voucher by the Brazilian government, consisting of financial assistance from the Brazilian government for economically vulnerable people, providing them with cash for debit card payments, as well as the payment of other benefits by Brazilian states and municipalities.
The outbreak of COVID-19 presented rapid changes in the Brazilian economy and in the payments industry, accelerating the secular shift from cash to electronic transactions. We entered this crisis leading the financial inclusion process and fostering the adoption of electronic payments, reaching 7.0 million active merchants and 7.9 million PagBank active users. The change in consumer behavior described above combined with our recent investments, including the acquisition of Wirecard Brazil, has allowed our results of operations to continue growing and continue balanced.
In March 2020, at the beginning of the COVID-19 pandemic, the financial markets presented greater liquidity restrictions and a higher cost for raising funds. In response to this scenario, we increased our liquidity reserves to levels sufficient to conclude the first half of 2020 without risking our working capital and restricting transactions for advances or credit to clients. In the second half of 2020, we observed a recovery requiring stronger working capital, especially due to the share that receivables’ advances has in our business model. We have diversified the sources from which we raise funds and were able to reduce the share of each such source to mitigate risks from market volatility. The recent increase in the SELIC rate and its upward trend add to the challenges to our working capital arising from the COVID-19 pandemic and reinforces our need to diversify our funding sources.
We have a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Our marketing and sales expenses are also variable and depends on our strategy to leverage new products and services such as PagBank. Additionally, we had a solid position in terms of cash, liquidity and working capital levels in the twelve-month period ended December 31, 2020 and have not faced any impairment of our assets because of the COVID-19 pandemic. We will continue to follow the effects of COVID-19 on the Brazilian economy and on our operations and will reassess, if necessary, the provisions for loss allowance for expected credit losses. For more information, see Note 1.2 to our audited consolidated financial statements.
In response to the COVID-19 pandemic, we have taken the following actions, among others:
•    Acquisition of Wirecard Brazil, which has an innovative and experienced team that has built a powerful online payment solution with more than 400 thousand merchants, including e-commerce, marketplaces, and virtual store platforms. Their online solutions are also available through APIs and are integrated into more than 40 different virtual store platform systems (e-commerce).
•    We have implemented a remote working arrangement for our employees and almost 100% of our workforce is still working from home. We have also suspended new hires in our administrative departments but have accelerated hiring in our research and development department to continue implementing new products and services seeking to develop a more complete ecosystem, as well as in our sales department.
•    Additionally, we have anticipated our receivables with issuers using our liquidity policy in order to protect our cash flow.
•    We have also implemented the following initiatives to support our merchants: (i) promotion of online and alternative payment methods: Link of Payments, Online Check out, NFC transactions, and QR Code, (ii) food delivery service PedeFácil, (iii) virtual shopping Zap Commerce, (iv) partnership with Brazilian Post Offices Envio Fácil, (v) virtual QR Code and card for using the COVID-19 voucher payment that can be used through PagBank accounts, (vi) 10% QR Code cash back, (vii) cash back for COVID-19 related programs, including COVID-19 vouchers and Bolsa Merenda (Brazilian social security benefits for underprivileged students) in the State of Minas Gerais using free PagBank digital accounts, and (viii) unlimited wire transfers.
•    On April 28, 2020, we announced a new partnership with the Government of the State of Minas Gerais, to offer our digital bank account as the mean for more than 270 thousand families to receive the Bolsa Merenda (R$200 voucher program paid by the State of Minas Gerais) to some of the most vulnerable students from the state school system, whose families have a monthly income up to R$89 per person. In addition to the assistance of R$200 (paid in four monthly installments of R$50) offered by Government of the State of Minas Gerais, PagBank deposited an extra R$20 in the first month for beneficiaries who opened their free digital account. Through this program, we were able to assist 270 thousand families and approximately 380 thousand students of the public school system.
•    On April 30, 2020, we announced the creation of PagPerto, an initiative to support and encourage micro and small entrepreneurs to adopt digital and online operations during the COVID-19 pandemic. In a virtual shopping format, PagPerto allows sellers to offer a digital product catalog, and through geolocation find buyers in their neighborhood for online shopping. In addition, PagPerto also allows sellers to create shopping vouchers (“vale-compras”) with benefits (such as pay one now, get two later) to be used in the future.
•    Additionally, we have taken the following actions to support our community: (i) donating thousands of masks to public hospitals located in the most vulnerable regions of the State/city of São Paulo, (ii) donating thousands of packets containing staple food products and packets containing meals before Christmas, (iii) promoting online concerts with donations of cash, food, and health items to UNICEF Brasil, and (iv) providing assistance to the most vulnerable families in Brazil.
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
On March 11, 2020, the WHO designated COVID-19 as a pandemic. The spread of this virus has caused certain business, market and travel disruption globally and particularly in infected regions. These disruptions have already had a direct impact on our TPV in the first and the second quarters of 2020 as most of the Brazilian state capitals were under partial shut down since mid-March 2020. Partial shut downs are affecting all non-food retail stores, shopping malls, cinemas, soccer matches, concerts, public parks, among other businesses. Under the partial shut downs, bars and restaurants may operate only through home delivery or takeout process. Further, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. In addition, negative impacts have already been seen on the Brazilian macroeconomic environment. For example, the Brazilian economy in 2020 underwent a contraction of 4.1% in GDP. As of January 2021, according to the IMF, Brazil’s GDP growth rate for 2021 is expected to be 3.6%.
At this time, we have not faced any material impairment of our assets and we do not believe we will not be able to continue as a going concern for at least the next 12 months based on our current liquidity and current working capital levels. However, the extent to which the consequences of the COVID-19 pandemic impact our results, including the results of our clients, will depend on future developments and extensions of partial shut downs that are highly uncertain and cannot be predicted, such as any new information which may emerge concerning the severity of the coronavirus, the potential spread to other regions and the actions to contain the coronavirus or treat its impact, among others. For more information on risks relating to COVID-19, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
New Accounting Pronouncements Effective for Periods Beginning On or After January 1, 2020
Certain IFRS accounting pronouncements became effective for periods beginning on or after January 1, 2020. The nature and effect of these changes did not have material impacts on our audited consolidated financial statements. For further information, see Note 2.20 and Note 2.21 to our audited consolidated financial statements.
New accounting standards adopted in 2020.
The accounting policies adopted in the preparation of our audited consolidated financial statements for the year ended December 31, 2020 are consistent with those adopted for the year ended December 31, 2019, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2020, as described below.
Amendments to IFRS 3 Definition of a Business
In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 - Business Combinations to help entities determine whether an acquired set of activities and assets qualifies as a business. The IASB clarified the minimum requirements for a business, removed the assessment of whether market participants are capable of replacing any missing elements, added guidance to help entities assess whether an acquired process is substantive, narrowed the definitions of a business and of outputs, and introduced an optional fair value concentration test. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.
Amendments to IAS 1: Definition of Material
IASB has made amendments to IAS 1 – Presentation of Financial Statements that use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.
We have adopted the amendments on their effective date, January 1, 2020, and they did not have a material impact on our consolidated financial statements and disclosures.
IFRS 16 – Leases
This standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 – “Leases” and related interpretations. Management has performed an assessment and did not identify any material impacts in the implementation. In January 2020, PagSeguro entered into a lease agreement and recorded in its financial statements, the office (right-of-use) and a liability.
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

Our main source of Gross revenue from transaction activities and other services is commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards and fees for other services. We have the primary responsibility for providing the services to our clients and we also directly set the prices for such services, independently from the related transaction costs agreed between us and the card schemes or card issuers. Since we have primary responsibility for providing our merchant clients with the intermediation service, and we have price discretion to adjust the rates and tariffs we charge merchants, we are the principal in the intermediation transaction. We therefore recognize our transaction fees as revenue on a gross basis, and we recognize the transaction costs separately as discussed below. Depending on the type of cash-in payment or transaction, these commissions and fees consist of the MDR, which is a commission withheld by us from the transaction value paid to the merchant, or other commissions or per-transaction fees. This line item also includes the fees we charge for other services, such as revenues received from the one-time and non-refundable membership fee that we began charging merchants on September 1, 2019 in order to simplify inventory control and the acquisition of POS devices by our clients. We recognize revenues from these commissions and fees when the purchase is approved by the card issuer, in the case of cash-in payments made via payment cards; when the transaction is carried out, in the case of payments made via other cash-in payment methods; or in the case of services, when the service, is rendered.
Our membership fee arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. We currently offer the Minizinha for a price of 12 monthly installments of R$4.90, the Minizinha Chip for a price of 12 monthly installments of R$9.90, the Minizinha Chip 2 (which we launched in July 2019) for a price of 12 monthly installments of only R$7.90, the Moderninha Plus for a price of 12 monthly installments of R$12.90, the Moderninha Pro 2 (which we launched in December 2019) for 12 monthly installments of R$16.90, the Moderninha Smart (which we launched in October 2018) for 12 monthly installments of R$39.90, and the Moderninha X (which we launched in October 2019) for a price of 12 monthly installments of only R$19.90. Prior to the introduction of this membership fee, we recognized revenue from the sale to merchants of our POS devices under Revenue from sales, as discussed under “—Revenue from sales” below.
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
Revenue from sales
Our Revenue from sales consists of Gross revenue from sales, less deductions from those gross revenues. In the year ended December 31, 2019, we recognized Revenue from sales between January and August 2019, before we began providing POS devices to our clients through a one-time and non-refundable membership fee on September 1, 2019 as discussed in “—Revenue from transaction activities and other services” above. Prior to September 1, 2019, when we introduced our membership fee for our POS devices, we earned revenue from the sale to merchants of our POS devices. We recognized this revenue at the point in time when the POS device was transferred to the merchant, which generally occurred upon delivery of the POS device to the merchant’s location. This line item also includes revenues from sales of POS device peripherals such as charging bases and protective covers. We recognize these revenues at the point in time when the equipment is transferred to the merchant, which generally occurs upon delivery of the equipment to the merchant’s location.
The amounts deducted from our Gross revenues from sales consist of: (i) PIS and COFINS, as well as the Imposto sobre Circulação de Mercadorias e Serviços tax, or ICMS, that we are required to collect on sales of devices and peripherals; and (ii) amounts corresponding to defective POS devices that are returned to us and purchases that are cancelled by merchants.
The applicable taxes and contributions vary according to whether the device and peripheral was manufactured in Brazil or imported. For locally-made devices, when we purchase the device we pay the taxes and contributions to the supplier at standard rates; and when we offer the device to our clients, we collect these taxes at the same rates on the offering price, record the tax on the sale in this line item as a deduction, and remit the difference between the taxes on or input cost and our offering price to the taxing authorities. For imported devices, we pay a lower rate of tax in place of ICMS on the purchase, and are not required to charge ICMS when we offer the device to our clients, meaning that the amount recorded in this deductions line item is relatively lower for imported devices.

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
Cost of Sales and Services
Our Cost of sales and services represents the amounts that make up the cost of the services and devices we offer. These amounts are divided into Transaction costs, Cost of goods sold, Marketing and advertising, Personnel expenses, Financial expenses, Chargebacks, Depreciation and amortization and Other costs. For further information on these costs, see Note 23 to our audited consolidated financial statements.
•Our Transaction costs consist of interchange fees set by card schemes that are owed to the issuer of the card; assessment fees owed to card schemes; fees paid to third-party payment processors; fees paid to acquirers; and bank settlement fees. All of our Transaction costs are accounted for within our Cost of sales and services. Since we are the principal in the intermediation transaction, we recognize the transaction costs that we pay to third parties, such as card schemes and card issuers who process these transactions, within our Cost of sales and services separately from the transaction fees we receive, which we recognize on a gross basis. The transaction costs are agreed between the card schemes or card issuers and us, independently from the fees we charge our merchant clients.
•Cost of goods sold consists of the amounts we spend in purchasing POS devices and peripherals from our suppliers, together with the related shipping charges and applicable purchase tax. All of our Cost of goods sold is accounted for within our Cost of sales and services.

•Our Marketing and advertising expenses are divided between our Cost of sales and services as well as our Selling expenses. Of this total, the portion of Marketing and advertising that is accounted for within our Cost of sales and services relates to customer support.
•Our Personnel expenses consist of wages, overtime, benefits (such as meal vouchers, transportation vouchers and medical insurance, among others), profit sharing, and social contribution and payroll taxes. In Brazil, social contribution and payroll taxes consist of the Brazilian Social Security Institute (Instituto Nacional de Seguridade Social – INSS) contribution and the Brazilian Unemployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) contribution. Our Personnel expenses are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Personnel expenses that is accounted for within our Cost of sales and services refers to employees engaged in activities related to the cost of goods and services that we offer, such as technology, customer support, logistics, antifraud activities and mediation services.
•Our Financial expenses consist of: (i) expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and (ii) interest on deposits in our accounts.
•Our Chargebacks consist of transactions that are susceptible to potentially fraudulent or improper sales.
•Our Depreciation and amortization expenses are allocated to our Cost of sales and services as well as our Selling expenses and our Administrative expenses. The portion of our Depreciation and amortization expenses that is included in our Cost of sales and services consists mainly of: (i) the depreciation of equipment, furniture, technology and installations that form part of the cost of the goods and services that we offer; and (ii) the amortization of software that we develop internally for use in our operations.
•Our Other expenses are allocated to our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Other expenses that is included in our Cost of sales and services consists mainly of items such as travel expenses and office supplies that form part of the cost of the goods and services that we offer.
Selling Expenses
Our Selling expenses represent the amounts that we spend on publicity, marketing, quality control and direct or indirect relations with our clients. These amounts are divided into Marketing and advertising, Personnel expenses, Chargebacks, Depreciation and amortization expenses and Other expenses. For further information on these expenses, see Note 23 to our audited consolidated financial statements.
•The portion of Marketing and advertising expenses included in our Selling expenses relates to the production and distribution of our marketing and advertising campaigns on traditional offline media, traditional online advertising, the positioning of our products in search platforms, telemarketing related to offering our POS devices, commissions to our third party sales force and partners such as platforms, bloggers and developers, expenses incurred in relation to trade marketing at events, and amounts that we spend on consulting services and call centers for our telemarketing campaigns.
•The portion of our Personnel expenses included in our Selling expenses relates to employees engaged in marketing and advertising of our services, POS devices and features.
•Chargebacks consist of transaction losses arising from chargebacks related to fraudulent transactions, which occurs, principally in online transactions, when a consumer makes a purchase via credit card and then requests a chargeback from the issuing bank after receiving the goods or services purchased. All of our Chargeback expenses are accounted for within our Selling expenses.
•The portion of our Depreciation and amortization expense included in our Selling expenses consists of the depreciation of equipment used for client relationships.
•The portion of our Other costs included in our Selling expenses consist of expenses related to travel, lodging and insurance, facilities, rent, consultancy fees and office supplies relating to marketing and advertising of our services, POS devices and features.

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
•The portion of our Personnel expenses that form part of our Administrative expenses relates to our finance, legal, human resources, and administrative personnel, as well as fees paid for professional services, including legal, tax and accounting services.
•The portion of our Depreciation and amortization expenses that form part of our Administrative expenses relates to: (i) the depreciation of the equipment, furniture, tools and technology used in our head office and back-office operations; and (ii) the amortization of software developed internally to support our head office and back-office needs, which is shown in Note 13 to our audited consolidated financial statements.
•The portion of our Other costs that form part of our Administrative expenses includes items such as bank charges, travel, reimbursement of staff expenses and office supplies.
Financial Expenses
Our Financial expenses include the charges we incur to obtain early payment of note receivables owed to us by card issuers and acquirers in order to finance the early payment of receivables feature that we offer merchants. Variations in our Financial expenses when expressed as a percentage of Financial income are driven by Brazilian interest rates, which determine the cost of most of our financing, together with changes in the mix of the financing we use for our early payment of receivables feature.
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
We did not have any outstanding borrowings at December 31, 2020, 2019 and 2018. For further information on our borrowings, see “—Loans and Financing.”
Other Income (Expenses), Net
Our Other income (expenses), net line item consists mainly of contingencies, charges and miscellaneous income or expense items.
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

Deferred Income Tax and Social Contribution
Deferred income tax and social contribution consists of temporary differences between the tax basis of assets and liabilities and their carrying amounts at the balance sheet date. This line item refers principally to deferrals of tax liability that we are entitled to take on capital investments that we make in technological innovation under Brazilian Law No. 11,196/2005, known as the Technological Innovation Law or “Lei do Bem.” We are able to use this tax deferral law principally for the investments we make in developing software internally, where we capitalize the labor and other costs involved as an intangible asset rather than accounting for these amounts as expenses, and we depreciate the accounting value of the intangible asset over its useful life. The Lei do Bem allows us to defer our tax liability on these investments. Other Brazilian tax rules also allow us to defer tax on certain items, for example on unpaid amounts due from creditors. The Deferred income tax and social contribution line item consists of our liability to future tax under the Lei do Bem and these other tax laws, less the depreciation and amortization that we take during the year on the respective capitalized assets, and less the tax losses carried forward from prior years that we are able to offset against our tax liability during the year. For further information on this line item, see Note 19 to our audited consolidated financial statements.
Deferred tax liabilities are recognized for all taxable temporary differences, except in certain situations explained in Note 2.15 of our audited consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and derecognized to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow for their utilization.
There is no Cayman Islands taxation on the income earned by PagSeguro Digital and as such, we do not have any tax impacts at the PagSeguro Digital level.
Results of Operations
The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our results of operations for the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Results of Operations in 2019 and 2018” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 22, 2020.

Results of Operations in 2020 and 2019

	For the Years Ended December 31,
	2020	Percent Change	2019
	(in millions of reais, with the exception of percentages and per-share amounts)

Revenue from transaction activities and other services	4,508.7	33.5%	3,376.1
Revenue from sales	—	(100)%	174.2
Financial income	2,177.4	7.2%	2,030.5
Other financial income	128.6	1.7%	126.4
Total revenue and income	6,814.7	19.4%	5,707.2
Cost of sales and services	(3,772.3)	36.6%	(2,762.1)
Selling expenses	(617.5)	9.3%	(565.2)
Administrative expenses	(563.9)	31.9%	(427.4)
Financial expenses	(109.2)	186.6%	(38.1)
Other income (expenses), net	22.9	(1305.3)%	(1.9)
Operating profit before income taxes	1,774.7	(7.2)%	1,912.5
Current income tax and social contribution	(62.8)	156.3%	(24.5)
Deferred income tax and social contribution	(419.6)	(19.5)%	(521.0)
Income Tax and Social Contribution	(482.4)	(11.6)%	(545.5)
Net Income for the Year	1,292.3	(5.5)%	1,367.0
Attributable to:
Equity holders of the parent	1,291.7	(5.4)%	1,365.6
Non-controlling interests	0.6	(57.1)%	1.4
Basic earnings per share attributable to equity holders of the parent – R$	3.9225	(5.7)%	4.1613
Diluted earnings per share attributable to equity holders of the parent – R$	3.9163	(5.6)%	4.1475
Total revenue and income
Our Total revenue and income amounted to R$6,814.7 million in 2020, an increase of 19.4% from R$5,707.2 million in 2019. This increase was primarily due to an increase in our TPV and will be detailed in each revenue and income lines described below.
Revenue from transaction activities and other services
Our Revenue from transaction activities and other services in 2020 amounted to R$4,508.7 million, an increase of R$1,132.6 million, or 33.5%, from R$3,376.1 million in 2019, as a result of the factors described below.
Our Gross revenue from transaction activities and other services in 2020 amounted to R$5,059.5 million, an increase of R$1,196.9 million, or 31.0%, from R$3,862.6 million in 2019.
The increase in Gross revenue from transaction activities and other services during 2020 compared to 2019 was mainly due to an increase of 34.6% in our active merchant base and an increase of 40.7% in our TPV. In addition, in 2020, we recognized R$140.8 million in membership fees, an increase of R$132.0 million, from R$8.8 million in 2019. Our Gross revenue from transaction activities and other services increased by a lesser percentage than our TPV, which increased to R$161.5 billion from R$114.8 billion in 2019. This difference in the growth rate was driven by the mix of debit and credit card payments, in which debit card payments represented a higher share of our processed payments versus credit card payments, combined with a lower percentage of credit card transactions made in installments in 2020 compared to 2019. These trends are mainly explained by consumer behavior during the period, reflecting (i) a reduction in credit limits from issuing banks; (ii) a slowdown in consumption activities made in installments, in part resulting from the COVID-19 pandemic, which affected sectors of the economy involving significant purchases in installments, such as general merchandise retailers (e.g., apparel, white goods and electronics), and (iii) the prevalence of the financial assistance paid by the Brazilian government to economically vulnerable people, providing them with cash that was used mainly in debit card transactions.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$550.7 million in 2020, or 10.9% of our Gross revenue from transaction activities and other services for the year. In 2019, Deductions from gross revenue from transaction activities and other services, totaled R$486.6 million, or 12.6% of our Gross revenue from transaction activities and other services for the year. The R$64.1 million, or 11.7%, increase in these Deductions from gross revenue in 2020 when compared to 2019 was due to our higher TPV, and the decrease in the percentage that such Deductions represent in relation to our Gross revenue is due to our new revenue initiatives that resulted in lower tax deductions. Additionally, in 2020, R$13.3 million of these Deductions corresponded to membership fee taxes, an increase of R$12.4 million, from R$0.9 million in 2019.
Revenue from sales
As of September 1, 2019, instead of selling our POS devices to our clients, we began to charge a non-refundable set-up fee for the use of our POS devices. Therefore, in 2020 we did not have any amount classified as revenue from sales.
Financial income
Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$2,177.4 million in 2020, an increase of R$146.9 million, or 7.2%, from R$2,030.5 million in 2019. The increase in this activity in 2020 compared to 2019 was driven by higher TPV, on the one hand, and fewer credit card transactions in installments and higher debit card transactions, on the other hand.
Other financial income
Our Other financial income amounted to R$128.6 million in 2020, an increase of R$2.2 million, or 1.7%, from R$126.4 million in 2019. The increase of R$2.2 million in our Other financial income in 2020 when compared with 2019 was due to the increased income from exchange variation gains on our cash position outside of Brazil, which was partially offset by a decrease related to the reduction in the SELIC rate.
Expenses
Our total expenses amounted to R$5,040.0 million in 2020, an increase of R$1,245.4 million, or 32.8%, from R$3,794.6 million in 2019. As a percentage of our Total revenue and income, our total expenses in 2020 increased by 7.5 percentage points, to 74.0% in 2020 from 66.5% in 2019.
Cost of sales and services
Our Cost of sales and services amounted to R$3,772.3 million in 2020, an increase of R$1,010.2 million, or 36.6%, from R$2,762.1 million in 2019. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services increased by 5.9 percentage points, to 83.7% in 2020 from 77.8% in 2019.
Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Revenue from transaction activities and other services, increased to 83.7% from 66.2% in 2019. This increase is due to the implementation of our membership fee model for POS devices, under which all costs are classified as costs of services, instead of costs of sales, including maintenance of POS devices and freight, as explained below.
As of September 1, 2019, instead of selling our POS devices to our clients, we began to charge a non-refundable set-up fee for the use of our POS devices. Therefore, after September 1, 2019, we changed the way we provide POS devices to our clients. The introduction of this membership fee model impacted our Cost of sales and services in the following ways in 2020 and 2019: (i) we incurred ICMS and PIS/COFINS taxes in the amount of R$186.5 million in 2020, compared to R$83.4 million in 2019, on the transfer of inventory from Net+Phone (a PagSeguro Brazil subsidiary) to PagSeguro Brazil, (ii) as a result of our reclassification of the POS devices from inventory to fixed assets, we began to depreciate the POS devices, with our depreciation related to the POS devices in 2020 amounting to R$172.5 million, compared to R$25.2 million in 2019, and (iii) as a result of our reclassification of certain costs of sales to costs of services, such as maintenance of POS devices and freight, in 2020, our costs of services increased by R$212.8 million, compared to R$120.9 million in 2019. Additionally, in 2020, (i) the interchange costs paid to card issuers amounted to R$1,680.4 million, compared to R$1,390.6 million in 2019, and (ii) the costs related to card scheme fees in 2020 amounted to R$432.4 million, compared to R$292.7 million in 2019. These increases in costs relating to interchange with card issuers and card scheme fees are mainly related to our higher TPV and, consequently, our increase in revenues from transactions and other services.

Selling expenses
Our Selling expenses amounted to R$617.5 million in 2020 an increase of R$52.3 million, or 9.3%, from R$565.2 million in 2019. As a percentage of our Total revenue and income, our Selling expenses decreased by 0.8 percentage points, to 9.1% in 2020 from 9.9% in 2019. This decrease in our Selling expenses as a percentage of our Total revenue and income was driven by lower marketing expenses.
Administrative expenses
Our Administrative expenses amounted to R$563.9 million in 2020, an increase of R$136.5 million, or 31.9%, from R$427.4 million in 2019. This increase was mainly due to an increase in our Share based long term incentive plan (LTIP) expenses. As a percentage of our Total revenue and income our Administrative expenses increased by 0.8 percentage points, to 8.3% in 2020 from 7.5% in 2019.
Financial expenses
Our Financial expenses amounted to R$109.2 million in 2020, an increase of R$71.1 million, or 186.6%, from R$38.1 million in 2019. Expressed as a percentage of our Financial income, our Financial expenses represented 5.0% in 2020 and 1.8% in 2019. The increase in our Financial expenses is mainly driven by the accrual of interest related to Certificates of Deposits issued in 2020.
Other income (expenses), net
Our Other income (expenses), net, recorded revenues of R$22.9 million in 2020 and expenses amount R$1.9 million in 2019. This increase in our expenses was mainly driven by the accrual in contingencies and legal matters and disposals of fixed and intangible assets.
Profit before income taxes
Our Profit before income taxes amounted to R$1,774.7 million in 2020, a decrease of R$137.8 million, or 7.2%, from R$1,912.5 million in 2019.
Income tax and social contribution
Income tax and social contribution amounted to expenses of R$482.4 million in 2020, a decrease of R$63.1 million, or 11.6%, from expenses of R$545.5 million in 2019. This total item consists of Current income tax and social contribution and deferred income tax and social contribution. Our total effective tax rate was 27.2% in 2020, compared to 28.5% in 2019. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the tax benefit under the Lei do Bem, which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis.
Net income for the year
Our Net income for the year in 2020 amounted R$1,292.3 million in 2020, a decrease of R$74.7 million, or 5.5%, from R$1,367.0 million in 2019. As a percentage of our Total revenue and income, our Net income for the year decreased by 5.0 percentage points, to 19.0% in 2020 compared with 24.0% in 2019.
Liquidity and Capital Resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our liquidity and capital resources for the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Cash Flows in 2018” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 22, 2020.

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
The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2020	2019	2018

Liquidity and Capital Resources
Cash and cash equivalents	1,640.1	1,404.0	2,763.0
Net cash provided by (used in) operating activities	2,152.7	479.6	(1,763.2)
Net cash (used in) investing activities	(1,861.5)	(1,820.8)	(44.3)
Net cash provided by (used in) financing activities	(55.1)	(17.9)	4,503.8
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
Our Cash flows from financing activities consist of the proceeds from our January 2018 IPO and June 2018 follow-on offering and respective transaction costs. In 2020, 2019 and 2018, we also repurchased shares in accordance with our share repurchase program, which was approved by our board of directors in October 2018. For more information on our share repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Flows in 2020
Our Cash and cash equivalents at the year ended December 31, 2020 amounted to R$1,640.1 million.
Our Profit before income taxes for the year ended December 31, 2020 was R$1,774.7 million.
The adjustments for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2020 but which did not affect our cash flows totaled the positive amount of R$728.1 million, mainly due to R$122.9 million of Share-based long-term incentive plan (LTIP) expenses, R$288.3 million in Chargebacks, R$376.3 million of Depreciation and amortization recorded in our statement of income and R$84.3 million of Reversal of taxes and contributions. LTIP expenses relate to equity awards under our LTIP, Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud and delinquency on unsecured loans.

The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2020 amounted to a negative cash flow of R$570.5 million:
•Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$16,076.5 million at December 31, 2020, compared to R$10,507.1 million at December 31, 2019) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$5,586.9 million in the year ended December 31, 2020.
•Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$10,101.5 million at December 31, 2020, compared to R$5,326.3 million at December 31, 2019). Payables to third parties represented a positive cash flow of R$4,173.3 million in the year ended December 31, 2020.
•Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$58.3 million at December 31, 2020, compared to R$22.2 million on December 31, 2019). Receivables from (payables to) related parties represented a positive cash flow of R$38.3 million in the year ended December 31, 2020.
•Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented a positive cash flow of R$7.6 million in the year ended December 31, 2020 as we changed our employees’ pay day from the fifth day of the following month to the last day of the current month.
•Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$335.5 million at December 31, 2020, compared to R$256.3 million at December 31, 2019). Trade payables represented a positive cash flow of R$72.3 million in the year ended December 31, 2020.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$34.4 million in the year ended December 31, 2020.
•Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by Brazilian central bank. This item represented a positive cash flow of R$43.2 million in the year ended December 31, 2020.
•Our Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented negative cash flow of R$206.2 million in the year ended December 31, 2020, mainly related to withholding taxes from FIDC quotas redeemed in 2020.
•Our deposits item consists of issued certificates of deposit, excluding paid interest income, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$758.0 million in the year ended December 31, 2020.
We paid income tax and social contribution in cash totaling R$46.4 million and recorded a positive cash flow of R$266.7 million related to interest income received in cash in 2020.
As a result of the above, our Net Cash provided by operating activities in the year ended December 31, 2020 totaled R$2,152.7 million.
Our Cash flows used in investing activities in the year ended December 31, 2020 totaled R$1,861.5 million. This amount consisted of R$523.8 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$1,522.8 million in purchases of property and equipment, mainly related to POS device purchases, R$530.7 million related to the acquisitions of investments in Brazil’s government treasury bonds (“LFTs”) and R$345.6 million related to acquisition of companies, which are mainly related to the acquisition of Wirecard Brazil.
Our Cash flows used in financing activities in the year ended December 31, 2020 totaled R$55.1 million, principally related to R$44.8 million in acquisition of treasury shares and the withdrawal of R$10.3 million in third party capital of FIDC.

After considering the total decrease in Cash and cash equivalents of R$236.1 million in 2020, as discussed above, our Cash and cash equivalents at December 31, 2020 amounted to R$1,640.1 million.
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
The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2019 amounted to a negative cash flow of R$2,192.5 million:
•Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$10,477.2 million at December 31, 2019 compared to R$8,104.7 million at year-end 2018) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$3,125.5 million in the twelve months ended December 31, 2019.
•Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$5,326.3 million at December 31, 2019 compared to R$4,324.2 million at year-end 2018). Payables to third parties represented positive cash flow of R$1,002.1 million in the year ended December 31, 2019.
•Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$22.2 million on December 31, 2019 compared to R$30.8 million at year-end 2018). Receivables from (payables to) related parties represented negative cash flow of R$8.6 million in the year ended December 31, 2019.
•Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$14.2 million in the year ended December 31, 2019.
•Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$32.9 million in the year ended December 31, 2019.
•Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$256.3 million at December 31, 2019 compared to R$165.2 million at year-end 2018). Trade payables represented positive cash flow of R$90.0 million in the year ended December 31, 2019.
•Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by Brazilian central bank. This item represented negative cash flow of R$161.4 million in the year ended December 31, 2019.
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
Loans and Financings
We had no third-party borrowings at December 31, 2020 and 2019. For further information on our financing activities, see Note 24 to our audited consolidated financial statements.
For a discussion of third-party borrowings at December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Loans and Financings” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 22, 2020.
Capital Expenditures
The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for each of the years ended December 31, 2020 and 2019 were R$2,046.6 million and R$693.4 million, respectively, most of which related to data processing equipment, machinery and equipment, development of software and technology and software licenses, all in Brazil. All of our capital expenditures are funded with internal resources.
For further information on our capital expenditures, see Notes 12 and 13 to our audited consolidated financial statements.
For a discussion of our capital expenditures for the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 22, 2020.
Commitments and Contractual Obligations
Our contractual obligations at December 31, 2020 consisted of obligations to purchase POS devices, platform technology for our acquirer operations and deposits obligations as follows:

	At December 31, 2020
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)

POS device purchases	1,386.3	-	-	-	1,386.3
Acquirer platform technology	2.0	-	-	-	2.0
Deposits obligations	572.0	194.1	-	-	766.1
Total	1,960.3	194.1	-	-	2,154.4
Off-Balance Sheet Arrangements
Other than the contractual obligations shown above, we do not have any off-balance sheet arrangements and did not have any such arrangements for the years ended December 31, 2020 and 2019.
For a discussion of off-balance sheet arrangements for the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 22, 2020.

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
Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Digital uses a provision matrix to calculate expected credit losses. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.
For loans and credit cards receivable with our clients, the provision rates are based on days past due and internal credit rating (i.e. the capacity and historical payments linked to the client). The provision is initially based on our historical observed default rates. We periodically reassess the assumptions to adjust the historical credit loss experience with prospective information every year. Therefore, if any external factor, as a representative fall-off in forecast economic indicators and unstable economic scenario indicates an increase in number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the future estimates are analyzed and adjusted.
Business combinations
Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by us to, and liabilities assumed by us, from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by us in exchange for control of the acquiree.
For each acquisition, management's judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting cash-generating units, cash flows, in the computation of weighted average cost of capital and estimation of inflation during the identification of intangible assets with indefinite life, mainly, goodwill and developed softwares.
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
In 2020, we were recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on our board of directors.
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
Luis Frias. Mr. Frias has been the Chairman of our board of directors and our Principal Executive Officer since December 18, 2017. He joined Grupo Folha in 1981 and was its principal executive officer from 1989 to 2019, and he is currently the Publisher of Grupo Folha. In 1996, he founded UOL, a pioneering Brazilian internet company. As Principal Executive Officer and Chairman of the Board of Directors of UOL, he has expanded UOL’s business, through organic growth and dozens of acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP).

Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors since December 18, 2017 and currently holds the position of our Chief Business Development Officer. He has been the Chief Financial Officer of the UOL group and Executive Officer of the Folha Group since 2011. He holds a bachelor’s degree in business administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo. Before joining our group, Mr. Alcaro held several positions, including Finance Vice President at Walmart Brazil from 2008 to 2011, Financial Planning and Investors Relations Director at Walmart USA from 2006 to 2008, Mergers & Acquisitions Director at Walmart International from 2003 to 2006, Finance Manager at Walmart Brazil from 1997 to 2003 and Auditor at PricewaterhouseCoopers from 1992 to 1997.
Maria Judith de Brito. Mrs. de Brito has been a member of our board of directors since July 19, 2017. She has also been head of human resources, legal matters and institutional relations of the UOL group since its creation in 1996, and has been the Vice Chairman of UOL’s board of directors since 2005. She has worked for Grupo Folha since 1990, and is the current Principal Executive Officer of Grupo Folha. She holds a bachelor’s degree in public administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo and a master’s degree in political science from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Mrs. de Brito was a professor of the undergraduate course in Business Administration at the Getulio Vargas Foundation from 1986 to 1990, and professor of the graduate program in journalism at ESPM (Escola Superior de Propaganda e Marketing) from 2011 to 2013. She was president of the National Newspaper Association (Associação Nacional de Jornais) from 2008 to 2012.
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

Marcia Nogueira de Mello . Ms. Mello holds a bachelor’s degree in computer science from the Mackenzie Presbitarian University (Universidade Presbiteriana Mackenzie) in São Paulo, Brazil. From 1984 until 1997, she worked for several information technology services companies, and since 1997 she has dedicated her career to the payments market, working for a series of companies in the industry, including Hypercom (1997/2004), Verifone (2004/2006), Sagem (2006/2007), and Electronic Data Systems (2007/2008), an HP company focusing on payments processing systems, business process outsourcing (BPO) and infrastructure. From 2008 until 2011 she worked at Cielo, first as IT Director, managing architecture, IT innovation and strategy, projects and certification and later as Commercial Director, to develop alternative sales channels (banks, enterprise resource planning (ERP) companies, independent sales organizations (ISO), etc.). From 2011 until 2013 she rejoined the VeriFone Group to develop the Brazilian market for Point, a new business unit dedicated to expanding alternative payments infrastructure. After that, from 2013 until 2014 she acted as the Commercial Director for Elavon do Brasil for medium and large accounts. In mid-2014, she assumed the role of CEO of Global Payments South America and of member of the Board of Directors at Global Payments Serviços de Pagamentos Brazil. Since the beginning of 2020, Ms. Mello has focused on mentoring young executives and preparing women from underprivileged communities to enter the job market. In July 2020, she assumed the role of president of the Board of Smartbank, and since March 2021, she has been a member of the consulting board of DMCard. Since October 2020, she has been a volunteer mentor for Quintessa, a start-up accelerator for companies with a social or environmental purpose.
Executive Officers
Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer. Our executive officers were appointed by our board of directors for an indefinite term.
The table below shows our current executive officers:

Name	Title	Date of Birth

Luis Frias	Principal Executive Officer	April 6, 1963
Eduardo Alcaro	Co-Chief Financial and Investor Relations Officer and Chief Business Development Officer	April 26, 1972
Artur Schunck	Co-Chief Financial and Investor Relations Officer and Chief Accounting Officer	June 11, 1979
Ricardo Dutra da Silva	Executive Officer	December 1, 1975
On November 18, 2020, our board of directors approved the appointment Eduardo Alcaro as our Chief Business Development Officer and Artur Schunck as our Chief Financial and Investor Relations Officer and Chief Accounting Officer, effective immediately. Our board of directors also approved that during the first six months of transition following these appointments, Mr. Alcaro and Mr. Schunck will both exercise the role of our Co-Chief Financial and Investor Relations Officer. Therefore, Mr. Alcaro’s and Mr. Schunck’s role of Co-Chief Financial and Investor Relations Officer will end on May 18, 2021, when they will no longer act as Co-Chief Financial and Investor Relations Officer.
The following is a brief summary of the business experience of our current executive officers. The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01451-001 São Paulo, SP, Brazil.
Luis Frias. See “—Board of Directors” for a brief biographical description of Mr. Frias.
Eduardo Alcaro. See “—Board of Directors” for a brief biographical description of Mr. Alcaro.
Artur Schunck. Mr. Schunck has held multiple roles in the finance department at our company, acting as PagBank’s Finance Director since April 2015. In that role, he has led the company’s finance, treasury, controllership, financial planning and analysis, logistics, financial services and credit products teams. From February 2014 to April 2015, he was the Director of Financial Planning and Treasury for UOL, and from January 2006 to December 2013 he held several financial management positions at Walmart Brasil Ltda., including Director of Financial Planning & Analysis and Strategy. Mr. Schunck holds a bachelor’s degree in business administration from the Pontifical Catholic University of the State of Rio Grande do Sul (Pontifícia Universidade Católica do Rio Grande do Sul) in Porto Alegre, Brazil and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas -FGV) in São Paulo, Brazil.
Ricardo Dutra da Silva. See “—Board of Directors” for a brief biographical description of Mr. Dutra da Silva.

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
The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:
•selecting our independent auditor, approving related fees and terminating our relationship with our independent auditor in the committee’s discretion;
•pre-approving audit and non-audit services permitted to be performed by the independent auditor;
•annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;
•reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting;
•reviewing and discussing the annual audited financial statements with management, internal audit team (or third-service provider performing this function) and the independent auditor, as well as quarterly unaudited financial statements;
•reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
•discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
•overseeing our disclosure controls and procedures and internal control over financial reporting;
•assessing and monitoring our risk exposures, as well as the policies and guidelines with respect to risk management;
•timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;
•establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
•analyzing our related-party transactions based on our policy for these transactions;
•periodically reviewing and reassessing the adequacy of our audit committee charter;
•any other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•periodically meeting with management, internal audit team (or third-party service providers performing this function) and the independent auditors, separately; and
•reporting regularly to the full board of directors.

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
The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2020 was R$104.6 million. This includes benefits paid in kind and variable compensation.
Long-Term Incentive Plan – Goals
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by our board of directors, and ratified on August 7, 2019, February 21, 2020 and January 19, 2021. We believe the LTIP-Goals will help us attract and retain individuals who have a high potential to contribute to our success, and further align their interests with ours. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of our Chairman of our board of directors and two officers of UOL.
Beneficiaries under the LTIP-Goals are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in our corporate results-sharing plan for any given year. If any portion of an award is payable in Class A common shares, the relevant value will be converted into Class A common shares on the last business day of January 2020 for awards related to 2019 and, starting in 2021, by March following the year for which such amount was awarded.
At March 31, 2021, a total of 238,843 Class A common shares held as treasury shares were granted and allocated, without cash consideration, to certain members of our management who are beneficiaries under the LTIP-Goals.
We expect that all of our directors, except for Noemia Gushiken, Cleveland Prates Teixeira and Marcia Nogueira Mello will be named beneficiaries under the LTIP-Goals.
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
At March 31, 2021, a total of 5,068,482 new Class A common shares were issued without cash consideration to certain members of our management who are beneficiaries under the LTIP, upon closing of our IPO and in the following months.
All of our directors, except for Noemia Gushiken, Marcia Nogueira Mello and Cleveland Prates Teixeira, are beneficiaries under the LTIP.
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
Share Ownership
The total number of common shares owned by our management as of March 2021 was 5,307,325 Class A common shares (including treasury shares). Except for Luis Frias, no member of our management beneficially owns one percent or more of our common shares.
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

Our culture reflects UOL’s innovation-driven focus, instilling in our professionals a passion for customers and merchants and motivating them to provide next-generation payment capabilities in Brazil. At December 31, 2020, our total team consisted of 5,836 people, including 1,225 employees plus outsourced staff, and 13 employees under BCPS in Portugal. The rest of our team is located in Brazil. At December 31, 2020, our employees had an average age of 33 years, 90.0% of whom held a bachelor’s degree or higher and 36.4% of whom were women, with 33.7% of our employees specializing in products and engineering. We also offer a long-term motivation plan for key professionals and apply meritocratic methods to engage all our professionals, recognize their value and keep them motivated. The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations. We regularly evaluate the allocation of our employees to the categories of activity indicated in the following table and, in certain instances, we have made corresponding updates to the breakdowns for the periods presented.

	As of December 31,
	2020	2019	2018

Products and Engineering	1,556	1,070	515
Commercial, Marketing and Operations	2,820	1,293	499
Administrative	235	215	140
Total	4,611	2,578	1,154
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
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL (our controlling shareholder and parent company), our major shareholders and members of our management, as a single group, as of December 31, 2020.

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
The percentages of beneficial ownership in the table below are based on 201,461,511 outstanding Class A common shares (including treasury shares) and 127,554,861 outstanding Class B common shares. As of December 31, 2020, approximately 79.3% of our Class A common shares (including treasury shares) were held of record by 252 record holders in the United States, and 0.0% of our Class B common shares were held of record in the United States.
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

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Name	Shares	%	Share	%

Universo Online S.A.(2)	814,862	0.4%	127,554,861	100%	86.4%
Capital Group(3)	58,463,820	29.0%	-	-	4.0%
Artisan Partners.(4)	15,411,674	7.6%	-	-	1.0%
Sylebra Capital Management(5)	11,406,517	5.7%	-	-	0.8%
Invesco Ltd. (6)	11,367,600	5.6%	-	-	0.8%
Treasury	168,636	0.1%	-	-	0.0%
Management	5,149,671	2.6%	-	-	0.3%
Others	98,678,731	49.0%	-	-	6.7%
Total	201,461,511	100.0%	127,554,861	100%	100.0%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. UOL as holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights.”
(2)	Consists of shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(3)	Consists of shares beneficially owned by the Capital Group. The address for the Capital Group is 333 South Hope Street, Los Angeles, CA, USA 90071.
(4)	Consists of shares beneficially owned by Artisan Partners LP, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. The address of Artisan Partners LP, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(5)	Consists of shares beneficially owned by Sylebra Capital Management and Sylebra Capital Limited. The address of Sylebra Capital Management is 28 Hennessy Road, Floor 20, Wan Chai, Hong Kong.
(6)	Consists of shares beneficially owned by Invesco Ltd. (parent holding company to its investment advisers Invesco Advisers, Inc., Invesco Asset Management Ltd and Invesco Capital Management LLC). The address for Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia, USA 30309.
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

On July 15, 2020, UOL reached agreements for the exit of certain of UOL’s minority shareholders. As a result of this transaction, and following the related share transfers involved, UOL continues to be our controlling shareholder with 39.02% of total outstanding share capital and 86.42% of voting power. In connection with the private transaction, the UOL minority shareholders involved received from UOL at closing, and in exchange for their shares of UOL, a total of 21,316,000 of our Class A common shares (following conversion of Class B common shares into Class A common shares).
There is currently no shareholders’ agreement in place.
Related Party Transactions
The total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by UOL and other affiliated companies in the year ended December 31, 2020 was R$294.2 million, representing 5.8% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services, sales of services and deposits provided by affiliated companies during the year, 74.1% were provided by UOL, 16.9% were provided by UOL Diveo, 8.0% were provided by Transfolha and 1.0% where provided by other related parties. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2020 for an amount of R$3.5 million. For more information, see Note 10 to our audited consolidated financial statements.
Prior to our IPO, PagSeguro’s cash management was centralized with UOL, leading to positive or negative balances with UOL from time to time as referred to in Note 10 to our audited consolidated financial statements. When PagSeguro provided cash to UOL or UOL provided cash to PagSeguro, these transactions did not include interest. Our cash management was separated from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that relate to prior cash management activities began accruing interest from the date of completion of our IPO, and any such balances were repaid by UOL following completion of our IPO.
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
The two agreements apportion the costs and expenses for these services as between PagSeguro Brazil and UOL. The amounts PagSeguro Brazil pays to UOL are based on different criteria depending on the type of service:
•for marketing, financial and legal services, the amount payable is based on the number of hours actually worked by UOL personnel on PagSeguro Brazil’s behalf;
•for human resources services, the amount payable is based on the number of hours actually worked by UOL personnel on PagSeguro Brazil’s behalf and on the number of UOL personnel dedicated to PagSeguro Brazil matters;
•for call center services, the amount payable is based on the number of UOL personnel dedicated to PagSeguro Brazil matters;
•for technology services, the amount payable is based on the expenses incurred by UOL on PagSeguro Brazil’s behalf.
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
Software Development and Implementation Services Agreement
PagSeguro Brazil and Compasso Techonogia Ltda., or Compasso, a subsidiary of UOL Diveo, are party to a software development and implementation services agreement under which Compasso provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an application programming interface (API) system.

UOL Diveo Agreements
Cloud Services Agreement
PagSeguro Brazil is party to two agreements with UOL Diveo under which UOL resells cloud services provided by Microsoft Ireland Operations Limited, or Microsoft, and Google Cloud Brasil Computação e Serviços de Dados Ltda., or Google, to PagSeguro Brazil, through technical and commercial proposals. PagSeguro is also party to an agreement with Compasso Informática S.A., or COSA, under which COSA resells cloud services provided by Amazon Web Services, Inc, or AWS. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support and information technology infrastructure services. PagSeguro Brazil may manage its data through online access or specific software provided by AWS, Microsoft and Google. UOL Diveo, as a reseller of the services, is not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.
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
Hosting Agreement
PagSeguro Brazil and UOL Diveo are party to a hosting agreement under which UOL Diveo provides data storage services to PagSeguro Brazil through a series of technical, commercial and business proposals. These services include the lease of equipment, software licenses and assignment of information technology infrastructure to PagSeguro Brazil. In addition, under technical proposal OPT-17-21638 related to the hosting agreement, UOL Diveo also provides PagSeguro Brazil with payment methods monitoring and invoice issuing services and under technical proposal OPTs 18/25482 and 19/26811, UOL Diveo provides PagSeguro Brazil with services related to the monitoring and response to possible cyberattacks.
Telecommunications Services Agreement
PagSeguro Brazil and UOL Diveo are party to an agreement under which UOL Diveo provides telecommunication services, through a series of technical, commercial and business proposals, that allow PagSeguro Brazil to establish a point-to-point network connection (Lan to Lan). UOL Diveo also provides support and maintenance of certain telecommunications equipment.
Internet Security Agreements
PagSeguro Brazil is party to one agreement with UOL Diveo under which UOL Diveo provides internet security services to PagSeguro Brazil. The payments under this agreement is made on a monthly basis in fixed amounts previously agreed between the parties.
Under this agreement, UOL Diveo provides internet security services against denial-of-services attacks (DoS attacks) that may impact PagSeguro Brazil’s technological infrastructure or online services. This service uses technology to prevent and mitigate such attacks through the behavioral analysis of the data flowing through PagSeguro Brazil’s network.
UD Tecnologia Agreements
Colocation Agreement
PagSeguro Brazil and UOL Diveo entered into a colocation agreement dated as of July 1, 2019, as amended from time to time, under which UOL Diveo provided colocation services to PagSeguro Brazil, including the provision of space and information technology infrastructure services at UOL Diveo’s data centers. On December 1, 2019, UOL Diveo assigned this colocation agreement to UD Tecnologia, which in turn began providing these services to PagSeguro Brazil. In April 2021, UD Tecnologia was sold to Digital Colony, which is not a related party of the company and which rebranded as Scala.

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
Net+Phone and Transfolha Transporte e Distribuição Ltda. entered into a transportation services rendering agreement dated December 23, 2015, as amended from time to time. On October 25, 2016, pursuant to the first amendment to the transportation services rendering agreement, PagSeguro Brazil became a party to the transportation services rendering agreement. Pursuant to the transportation services rendering agreement, as amended, Transfolha Transporte e Distribuição Ltda. provides Net+Phone and PagSeguro Brazil with certain multimodal mobile equipment transportation services, including delivery of mobile equipment.
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
The amounts we had accrued in our financial statements as of December 31, 2020 for all types of legal proceedings for which we believe a loss is probable were R$13.0 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Digital.”
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. As of December 31, 2020, we had judicial deposits in an aggregate amount of R$3.8 million.
Civil Proceedings
The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.

As of December 31, 2020, we were party to approximately 6,605 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON. As of December 31, 2020, we had recorded R$11.8 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for the withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution.
As of December 31, 2020, we were party to 1 civil lawsuit involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. As of December 31, 2020, we had judicial deposits for civil proceedings in an aggregate amount of R$3.6 million.
Labor Proceedings
As of December 31, 2020, we were party to approximately 97 labor-related judicial and administrative proceedings for which we recorded a provision of R$1.1 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities.
We are not a party to any labor lawsuits involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.
Tax and Social Security Proceedings
As of December 31, 2020, we had made judicial deposits of R$24.5 million related to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS), R$150.8 million related to Brazilian social security (Contribuição para o Financiamento da Seguridade Social, or COFINS) relating to our financial income, R$150.1 million related to ISS and R$29.1 million related to ICMS taxes and R$10.1 million related to other tax matters. Our PIS and COFINS judicial deposits relate to a tax proceeding filed by us to challenge certain Brazilian regulations that changed the PIS/COFINS taxation regime. Laws Nos. 10,637/2002 and 10,833/2003 increased the PIS and COFINS calculation basis, which was previously assessed on operating revenues and expanded to cover all types of revenue, including revenues generated by financial investments, with a few exceptions. Since the issuance of Decree No. 5,164/2004, taxpayers subject to the non-cumulative PIS/COFINS methodology, like our company, were subject to PIS and COFINS at a 0% tax rate on financial income. On April 1, 2015, the Brazilian government published Decree No. 8,426/2015, which increased the PIS and COFINS rates levied on financial income by legal entities subject to the non-cumulative methodology to 0.65% and 4%, respectively. In December 2015, we filed a tax proceeding alleging the unconstitutionality of the PIS/COFINS increase on financial income by Decree No. 8,426/2015, based on violation of the constitutional principle of legality, which provides that an increase in existing taxes can only be implemented by federal law. As an alternative request, we asked the court to recognize our right to discount PIS/COFINS tax credits from financial expenses incurred by us. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these PIS/COFINS payments in escrow while this payment obligation is discussed in court. For more information, see Note 17 to our audited consolidated financial statements and “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry— Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may harm our Results of Operations.”
Our ISS judicial deposits relate to two tax proceedings filed by us against the São Paulo municipality to challenge certain regulations enacted that changed the municipality to which the ISS is due from the municipality where the service provider (PagSeguro) is located to the municipality where the clients are located (which in our case means the municipality where the POS device is used). Following a regulatory review from January 2018 to December 2020, the authorities concluded that the ISS is due according to the municipality where the service provider is located. As a result, we are no longer pursuing one of the corresponding lawsuits (still pending confirmation), requested the conversion of deposits, and reversed the provision for the difference in the ISS rate of the other municipalities. The other related tax proceeding is still pending.

Our ICMS judicial deposits relate to a tax proceeding filed by Net+Phone against several Brazilian states to challenge the legality of certain constitutional amendments which require that ICMS taxes be collected by those who ship goods to final customers in interstate operations, at a tax differential corresponding to the difference between the rate of the destination state and the interstate rate. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these ICMS payments in escrow while this payment obligation is discussed in court. In February 2021, the Brazilian Federal Supreme Court (STF) issued a ruling (topic 1093) favorable to taxpayers. The probability of loss in this matter has been changed to remote.
As of December 31, 2020, our judicial deposits related to other tax matters total R$10.1 million. We do not consider any of these other tax matters material.
As of December 31, 2020, we were party to tax lawsuits classified by legal advisors as possible losses which involved an aggregate amount of R$164.7 million and for which no provision has been made.
Dividend Policy
For our policy on dividend distributions, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
ITEM 9.    THE OFFER AND LISTING
Plan of Distribution
Not applicable.
Trading Markets
Our Class A common shares are listed on the NYSE under the ticker symbol “PAGS.” Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. As of March 31, 2021, the Class A common shares represented 60.98% of our shares and 100% of our current global public float.
If your shares are registered in the name of The Depository Trust Company, or DTC, you are not be a shareholder or member of the company. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares.
On January 28, 2021, Banco B3 announced that it had established an unsponsored program for Brazilian Depositary Receipts representing our Class A common shares, or Class A BDRs, each representing 1/5 of a Class A common share. The Class A BDRs have been listed on the B3 since February 1, 2021, and they trade under the ticker symbol “PAGS34.” The Class A BDR program was noted as the first BDR program for the US-listed shares of a primarily Brazilian operating company. The Class A BDR program is unsponsored, meaning that we did not establish and do not administer it, nor have we taken any steps to register the Class A common shares or the Class A BDRs with the CVM. If you hold Class A BDRs, you are not a shareholder or member of the company, and you must rely on the procedures established by the depositary or other BDR administrator to exercise any rights of a holder of the Class A common shares. The average daily trading volume of our Class A BDRs between February 1 and March 31, 2021 was less than 40,584, representing approximately 0.002% of our total share capital.
Selling Shareholders
Not applicable.
Dilution
Not applicable.
Expenses of the Issue
Not applicable.

ITEM 10.    ADDITIONAL INFORMATION
Share Capital
Not applicable.
Memorandum and Articles of Association
Corporate Purpose
The corporate objects of PagSeguro Digital, as stated in the Memorandum of Association, are unrestricted and PagSeguro Digital has the authority to carry out any object not prohibited by any law, as provided by Section 7(4) of the Companies Act.
Issuances of Shares
Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, PagSeguro Digital’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. PagSeguro Digital is prohibited under its Articles of Association from issuing shares or warrants to bearer.
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
PagSeguro Digital’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:
(i)class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;
(ii)the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.
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
Conversion
The outstanding Class B common shares are convertible at any time as follows: (i) at the option of the holder, a Class B common share may be converted at any time into one Class A common share; or (ii) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, companies, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(3)(c) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the voting power of the outstanding Class B common shares represents less than 10% of the combined voting power of the Class A common shares and Class B common shares then outstanding.
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
As a Cayman Islands exempted company, PagSeguro Digital is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
Also, PagSeguro Digital may, but is not required (unless required by the laws of the Cayman Islands), to hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.
The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s articles of association. However, these rights may be provided in a company’s articles of association. PagSeguro Digital’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
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

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and PagSeguro Digital’s Articles of Association.
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
Changes to Capital
Pursuant to the Articles of Association, PagSeguro Digital may from time to time by ordinary resolution:
•increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•convert all or any of its paid-up shares into shares and reconvert such shares into paid up shares of any denomination;
•subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
PagSeguro Digital’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.
In addition, subject to the provisions of the Companies Act and PagSeguro Digital’s Articles of Association, PagSeguro Digital may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase its own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

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
However, PagSeguro Digital’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any ordinary share unless:
•a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to PagSeguro Digital in respect thereof;
•the instrument of transfer is lodged with PagSeguro Digital, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•the common shares transferred are free of any lien in favor of PagSeguro Digital; and
•in the case of a transfer to joint holders, the transfer is not to more than four joint holders.
If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.
Share Repurchase
The Companies Act and the Articles of Association permit PagSeguro Digital to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of PagSeguro Digital, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.
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
Dividends and Capitalization of Profits
PagSeguro Digital has not adopted a dividend policy with respect to payments of any future dividends. Subject to the Companies Act, PagSeguro Digital’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but for the avoidance of doubt no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to PagSeguro Digital. Unless otherwise provided by the rights attached to shares and the Articles of Association of PagSeguro Digital, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date), except: (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (ii) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

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

Subject to the provisions of the Memorandum and Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, the board of directors may from time to time at its discretion exercise all powers of PagSeguro Digital, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.
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
Under Cayman Islands law, PagSeguro Digital must keep a register of shareholders that includes:
•the names and addresses of the shareholders, a statement of the class and number of shares held by each member, and whether such shares carry voting rights, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
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
Exempted Company
PagSeguro Digital is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•an exempted company’s register of shareholders is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company; and

•an exempted company may register as a segregated portfolio company.
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
Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

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
Principal Differences between Cayman Islands and U.S. Corporate Law
The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to PagSeguro Digital and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.
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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•PagSeguro Digital is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question;
•the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offer or may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
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
In principle, PagSeguro Digital itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of PagSeguro Digital in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that PagSeguro Digital has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
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

Indemnification of Directors and Executive Officers and Limitation of Liability
The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. PagSeguro Digital’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning PagSeguro Digital or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. PagSeguro Digital’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
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
Under the Companies Act, PagSeguro Digital may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). PagSeguro Digital’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up PagSeguro Digital.
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
As a Cayman Islands exempted company with limited liability, we have received an undertaking from the Cabinet Office of the Cayman Islands, dated August 10, 2017, as to tax concessions pursuant to Section 6 of the Tax Concessions Act (2018 Revision). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations and, in addition, no such tax shall be payable:
(i)on or in respect of our shares (including our Class A common shares), debentures or other obligations; or
(ii)by way of withholding in whole or in part of any payment of dividend or other distribution of income or capital to any holder of our shares (including our Class A common shares) or any payment of interest or other sums due under our debentures or other obligations.
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
As used herein, the term “United States Holder” means a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in Section 7701(a)(30) of the Code (as defined below)) have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person (as defined in Section 7701(a)(30) of the Code (as defined below)).
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
This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•a dealer in securities or currencies;
•a bank or other financial institution;
•a regulated investment company;
•a real estate investment trust;
•an insurance company;
•a person holding our Class A common shares in a retirement account or other tax-deferred account;
•a tax-exempt organization;
•a person holding our Class A common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•a trader in securities that has elected the mark-to-market method of accounting for your securities;
•a person who owns directly, indirectly or constructively, 10% or more of our shares by vote or value;
•a partnership or other pass-through entity for U.S. federal income tax purposes; or
•a person whose “functional currency” is not the United States dollar.
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
If we are or become a PFIC for any taxable year during which you hold our Class A common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received on such Class A common shares and any gain realized from a sale or other disposition, including a pledge, of Class A common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A common shares. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over your holding period for the Class A common shares,
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge (at the rate generally applicable to underpayments of tax) will be imposed on the resulting tax attributable to each such year.
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
You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil. Our investor relations office can be reached at +55 11 3914-9524.
Subsidiary Information
Not applicable.

Common Shares Eligible for Future Sale
As of March 2021, PagSeguro Digital had 201,461,511 Class A common shares (including treasury shares), par value of US$0.000025 per share, issued and outstanding, and 127,554,861 Class B common shares, par value of US$0.000025 per share, issued and outstanding.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks: foreign exchange risk, interest rate risk, fraud risk (chargebacks), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. See Note 25 to our audited consolidated financial statements.
Among the main market risk factors that may affect the PagSeguro business are the following:
Foreign Exchange Risk
Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2020, 2019 and 2018, we did not have any borrowings.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate.
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
Credit Risk
Credit risk is managed on a group basis. This risk is limited to the possibility of default by (i) card issuers, who are required to transfer the fees charged for transactions carried out by their card holders to the credit and debit card schemes, (ii) acquirers, which we use to approve transactions with card issuers, and (iii) analyses for our customers’ background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each card issuer served by us, classifying them into three groups:
(i)card issuers presenting a low level of risk, who have credit ratings assigned by Fitch, S&P or Moody’s and who do not require additional monitoring;
(ii)card issuers presenting a medium level of risk, who are monitored in accordance with Basel requirements and property, plants and equipment ratios; and
(iii)card issuers presenting a high level of risk, who are assessed by the Credit and Liquidity Risk Committee at monthly meetings.

We have a rating process for loans and credit based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). This includes a process for designing, calibrating and implementing policies and guidelines for granting credit and calibrating collection rules. Our approach also involves a process for monitoring the portfolio’s risk profile, with a prospective view, which generates early warning alerts to the credit granting policies and risk classification models in a timely manner.

No credit limits were exceeded in 2020, 2019 or 2018. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.
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
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, including our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer as of December 31, 2020. Based on this evaluation, our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were adequate and effective.
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
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
Our management’s report did not include the attestation of Wirecard Brazil S.A., an acquired company in 2020 which constituted 3% and 2% of total and net assets, respectively, as of December 31, 2020 and 1% and 1% of total revenue and income and net income for the year, respectively, for the year then ended, pursuant to rules of the SEC, which allow us not to include the acquired businesses that occurred in the fiscal year. For details about Wirecard Brazil S.A., see Notes 4 and 11 to our audited consolidated financial statements.
The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2020. This report appears on page F-3 of this annual report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B.    CODE OF ETHICS
We consider ethics to be an essential value for our reputation and longevity. PagSeguro Digital, including all of our employees, is subject to UOL’s Code of Ethics and Conduct and UOL’s Code of Ethics and Conduct – Mobbing and Sexual Harrassment, which we refer to, together with UOL’s Code of Ethics and Conduct, as the Code of Ethics. We will report each year under Item 16B of our annual report on Form 20-F any waivers of the Code of Ethics, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics governs all relations between companies in the UOL group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society). A copy of the Code of Ethics has been filed with this annual report.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2020 and 2019. Our independent accounting firm was PricewaterhouseCoopers Auditores Independentes for the year ended December 31, 2020 and Ernst & Young Auditores Independentes for the year ended December 31, 2019.

	Year ended December 31,
	2020	2019
	(in thousands of reais)

Audit fees(1)	4,414.9	2,575.6
Audit related fees(2)	718.5	-
Total	5,133.4	2,575.6

(1)
“Audit Fees” include fees for: (i) the audit of our annual consolidated financial statements for the years ended December 31, 2020 and 2019 prepared in accordance with IFRS, as issued by the IASB; (ii) the review of our interim financial statements for the three-month periods ended March 31, 2020 and 2019, for the six-month periods ended June 30, 2020 and 2019 and for the nine-month periods ended September 30, 2020 and 2019; and (iii) the preparation and issuance of comfort letters in connection with our October 2019 follow-on offering.

(2)	“Audit related fees” include fees for due diligence for acquisitions.

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
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased		Average Price Paid Per Class A Common Share (R$)(2)(3)		Total Number of Class A Common Shares Purchased as Part of Share Repurchase Program		Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program(1) (US$, in millions)

January 2020	-	-	-	-	-	-	-
February 2020	-	-	-	-	-	-	-
March 2020	547,543		78.6376		547,543		231.0
April 2020	-	-	-	-	-	-	-
May 2020	-	-	-	-	-	-	-
June 2020	-	-	-	-	-	-	-
July 2020	-	-	-	-	-	-	-
August 2020	-	-	-	-	-	-	-
September 2020	-	-	-	-	-	-	-
October 2020	-	-	-	-	-	-	-
November 2020	-	-	-	-	-	-	-
December 2020	-	-	-	-	-	-	-

(1)	Our share repurchase program, which was adopted in October 2018 authorized the repurchase in an aggregate amount of up to US$250 million with no fixed expiration date.
(2)	Not including brokerage fees.
(3)
For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a rate of R$4.8833 to US$1.00, the commercial selling rate for U.S. dollars at March 12, 2020 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.

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
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See pages F-1 through F-50, filed as part of this annual report.
ITEM 19.    EXHIBITS

No.	Description
1.1	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form F-1/A filed on January 10, 2018).
2.1	Description of Securities Registered under Section 12 of the Exchange Act.
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

4.3†
English translation of 8th Addendum to the Agreement for the Supply of Equipment, dated as of November 5, 2019, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and PagSeguro Internet Ltda.

4.4†
English translation of 9th Addendum to the Agreement for the Supply of Equipment, dated as of October 1, 2020, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and PagSeguro Internet Ltda.

4.5†*
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

4.6†*
English translation of Commercial Proposal – PagSeguro – Energy Readjustment for Tamboré – OPT 19/28417, dated as of December 24, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Colocation – Electrical Readjustment – OPT 19/28417-A, dated as of December 23, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Commercial Proposal – PagSeguro – Energy Readjustment for Glete – OPT 19/28364, dated as of January 9, 2020, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; and Technical Proposal – Colocation – Moving and Electrical Adjustment – OPT 19/28364-A, dated as of December 9, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; all related to the Colocation Agreement, dated as of July 2, 2019, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda. (incorporated by reference to Exhibit 4.4 of Form 20-F filed on April 22, 2020).

4.7†
English translation of Colocation Agreement Assignment Term, dated as of December 1, 2019, between PagSeguro Internet S.A., UOL Diveo Tecnologia Ltda. and UD Tecnologia S.A. assigning the Colocation Agreement, dated as of July 2, 2019, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda. from UOL Diveo Tecnologia Ltda. to UD Tecnologia S.A. (incorporated by reference to Exhibit 4.5 of Form 20-F filed on April 22, 2020).

4.8†	English translation of the First Amendment to the Colocation Agreement Assignment Term, dated as of April 22, 2020, between PagSeguro Internet S.A. and UD Tecnologia S.A.
4.9†*
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

4.10†*
English translation of Commercial Proposal – PagSeguro – Watson – OPT 19/26811, dated as of May 31, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – MSS – SIEM as a Service – OPTs 18/25482 and 19/26811, dated as of May 16, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Connectivity – OPT 19/27033-E, dated as of June 28, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Commercial Proposal – PagSeguro – Tamboré Connectivity – OPT 19/27033, dated as of June 28, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Connectivity – OPT 19/27034-D, dated as of July 15, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; and Commercial Proposal – PagSeguro – Glete Connectivity – OPT 19/27034, dated as of July 15, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Busness Proposal - PagSeguro - Hosting Tamboré - Shared Storage - OPT 19/27370, dated as of December 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Shared Storage - OPT 19/27379-D, dated as of January 16, 2020, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Hosting Glete - Shared Storage - OPT 19/27391, dated as of December 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Shared Storage - OPT 19/27391-C, dated as of January 16, 2020, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; all related to the Hosting Agreement, dated as of January 1, 2017, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda. (incorporated by reference to Exhibit 4.7 of Form 20-F filed on April 22, 2020).

4.11†*
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

4.13
English translation of all related to Business Proposal - PagSeguro - Regularization of Circuit 5519020080 - OPT 18/25572, dated as of February 14, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan PagSeguro - OPT 18/25572-A, dated as of February 1, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Circuit 5551010440 - OPT 18/25569, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan PagSeguro - OPT 18/25569-A, dated as of February 1, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan PagSeguro - OPT 18/25570-A, dated as of February 1, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Circuit 5511090218 - OPT 18/25570, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - Lan-to-Lan between Data Centers - OPT 18/25571-A, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Circuit 5511492255 - OPT 18/25571, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Router 5551010440 - OPT 19/26085, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - CPE Lease - PagSeguro - OPT 19/26085-A, dated as of February 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Router 5519020080 - OPT 19/26086, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - CPE Lease - PagSeguro - OPT 19/26086-A, dated as of February 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal - PagSeguro - Regularization of Router 5511492255 - OPT 19/26090, dated as of February 18, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal - CPE Lease - PagSeguro - OPT 19/26090-A, dated as of February 20, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; all related to the Telecommunications Service Agreement, dated as of January 1, 2017, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 22, 2020).

4.14†*
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

4.15†	Amendment and Restatement to the Supplement to the License Agreement, dated as of October 7, 2020, between MasterCard International Incorporated and PagSeguro Internet S.A.
4.16†*
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

4.17†*
English translation of Technical Proposal – Colocation – Patch Panel – OPT 19/27381-A, dated as of August 30, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; and Commerial Proposal – Pageguro – Glete Interconnections (4 UTPs 4 Fibers) – OPT 19/27381, dated as of August 30, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; both related to the Service Agreement, dated as of January 1, 2017, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda. (incorporated by reference to Exhibit 4.13 of Form 20-F filed on April 22, 2020).

4.18*
Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.19*
First Amendment to the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 16, 2019).

4.20*
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

4.21
English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.22	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).
4.23
English translation of the Long-Term Incentive Plan – Goals (LTIP-Goals) – PagSeguro Internet S.A., dated as of December 18, 2018 and ratified on August 7, 2019, February 21, 2020 and January 19, 2021.

4.24
English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of February 13, 2019, between Elo Serviços S.A. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.15 of Form 20-F filed on April 16, 2019).

4.25†	English translation of the First Amendment to the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of August 24, 2020, between Elo Serviços S.A. and PagSeguro Internet S.A.
4.26†
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

4.27†
English translation of Service Agreement No. 03, dated as of November 5, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad – Data Engineering – PS-20190930-DATENG-v4, dated November 1, 2019; Service Agreement No. 04, dated December 3, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad – Merchant APP – PS-20190930-MERAPP-v5, dated November 14, 2019; 1st Amendment Service Agreement, dated as of December 4, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – Increment AS 01 – Financial Conciliation Squad – PS-20191126-SYSADMIN-v2, dated December 4, 2019, Service Agreement No. 04, dated January 9, 2020, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; and Technical/Commercial Proposal – PagSeguro – Data Specialists – PS-20191016-DATSPC-v2, dated November 18, 2019; all related to the Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda. (incorporated by reference to Exhibit 4.22 of Form 20-F filed on April 22, 2020).

4.28†
English translation of Service Agreement No. 5, dated as of January 9, 2020, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Service Agreement No. 19, dated as of September 28, 2020, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; and Technical/Commercial Proposal – PagSeguro – Data Specialists – PS-20208026-V1, dated September 25, 2020; all related to the Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.

4.29†
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

4.30†
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

4.31†	MasterCard Bonus Program and Strategic Alliance Agreement, dated as of July 1, 2020, between MasterCard do Brasil Solucoes de Pagamentos Ltda. and PagSeguro Internet S.A.
4.32†	First Amendment to the AWS Cloud Agreement, dated as of August 18, 2020, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A.
4.33†	English translation of the Instrument for Assignment of the AWS Agreement, dated as of February 4, 2021, among UOL Diveo Tecnologia Ltda., Compasso Informática S.A. and PagSeguro Internet S.A.
4.34†	English translation of Acquisition Agreement with respect to the acquisition of Google Cloud services, dated as of March 1, 2021, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A.
8.1	Subsidiaries of the Registrant.
11.1	English translation of the UOL Code of Ethics and Conduct.
11.2	English translation of the UOL Code of Ethics and Conduct – Mobbing and Sexual Harassment.
12.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Eduardo Alcaro, Co-Chief Financial and Investor Relations Officer and Chief Business Development Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of Artur Schunck, Co-Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Eduardo Alcaro, Co-Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.3	Certification of Artur Schunck, Co-Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Auditores Independentes.
15.2	Consent of PricewaterhouseCoopers Auditores Independentes.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(†)	Certain identified confidential information has been redacted from this exhibit because: (i) it is customarily and actually treated as private or confidential and (ii) it is not material.
(*)	References to PagSeguro Internet Ltda. should be interpreted as PagSeguro Internet S.A.

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
“Grupo Folha” means the group of companies that have a minority interest in the preferred shares, without voting rights, of OFL Participações S.A., the controlling shareholder of UOL, and as such, the indirect controlling shareholder of PagSeguro Digital. The newspaper Folha de S. Paulo and the research company Datafolha, which conducts statistical surveys, election polling and opinion and market surveys for the market at large, are a part of Grupo Folha.
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

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 26, 2021.

PagSeguro Digital Ltd.
By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Co-Chief Financial and Investor Relations Officer and Chief Business Development Officer

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Co-Chief Financial and Investor Relations Officer and Chief Accounting Officer

Consolidated Financial Statements
PagSeguro Digital Ltd.
At December 31, 2020 and 2019 and Reports of
Independent Registered Public Accounting Firms

PagSeguro Digital Ltd.
Consolidated financial statements
As of December 31, 2020 and 2019

Report of independent registered public accounting firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the financial statements and internal control over financial reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2020 and 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As described in the accompanying Management's Report on Internal Control over Financial Reporting, management has excluded Wirecard Brazil S.A. from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a purchase business combination during 2020. We have also excluded Wirecard Brazil S.A. from our audit of internal control over financial reporting. Wirecard Brazil S.A. is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 3% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020.
Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue recognition
As described in Note 2.14 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2020 revenue from transaction activities and other services and financial income in the amount of R$ 4,508,719 thousand and R$ 2,177,360 thousand, respectively, as described in Note 22 to the consolidated financial statements.
The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are (i) the complex information technology environment used to process a high volume of transactions with individually low amounts, resulting in a significant volume of data being extracted from the systems of the Company which needs to be reconciled with general ledger before being used for the audit procedures purpose, and (ii) effort in performing audit procedures and in evaluating audit evidence considering the high volume of data.
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition process. The procedures also included, among others, (1) reconciliation of the data extracted from the systems with the general ledger, (2) performing audit procedures over the information technology general controls of the Company's systems, (3) test the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also reviewing testing if the percentages applied were in accordance with the applicable agreements, (4) performing, on a sample basis, cash collection inspection for the transactions selected and (5) evaluating the sufficiency of the Company's disclosures.
Tax contingencies
As described in Note 18 to the consolidated financial statements, the Company discloses contingent liabilities related to tax litigations of R$ 165,862 thousand, which were not recognized at December 31, 2020, given that a possible likelihood of loss was considered by management. The Company recognizes provision for tax contingencies in the consolidated financial statements for the litigation when (i) there is a present obligation as a result of a past event, and (ii) management determines that a loss is probable and the amount of the provision or liability can be reasonably estimated. The Company does not record any provision for tax litigation for unfavorable outcomes when, after assessing the information available, management concludes that it is not probable that a loss has been incurred in any of the pending litigation. The Company also discloses the contingency in circumstances where management concludes that loss is possible and reasonably estimable.
The principal considerations for our determination that performing procedures relating to tax litigation contingencies is a critical audit matter are (i) there was significant judgment made by management when assessing the likelihood of a loss being incurred and when determining whether possible outcomes for each claim can be made, and (ii) the audit effort involved the use of professionals with specialized skills and knowledge to assist in our tests of management's assessment. This in turn led to a high degree of auditor judgment, effort and subjectivity in evaluating management's assessment and in applying audit procedures to address the tax contingencies.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of pending tax litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated as well as financial statement disclosures. These procedures also included among others,(1) obtaining and evaluating letters of audit inquiry received from internal and external legal counsel, which included legal opinions and technical memorandums from management, (2) evaluating the reasonableness of management's assessment regarding the likelihood of loss for the significant tax matters, and (3) evaluating the sufficiency of the Company's disclosures.
São Paulo, March 18, 2021
/s/PricewaterhouseCoopers
Auditores Independentes
We have served as the Company's auditor since 2020.

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
São Paulo, Brazil
February 26, 2020

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2020 and 2019
(All amounts in thousands of reais)

		December 31,
	Note	2020	2019

Assets
Current assets
Cash and cash equivalents	6	1,640,065	1,403,955
Financial investments	7	979,837	1,349,666
Accounts receivable	8	16,042,970	10,477,179
Inventories		30,429	61,936
Taxes recoverable		388,975	171,561
Other receivables		164,805	84,099
Total current assets		19,247,081	13,548,396
Non-current assets
Judicial deposits		7,449	5,651
Accounts receivable	8	33,570	29,943
Deferred income tax and social contribution	19	83,296	—
Prepaid expenses		10,293	7,215
Investment		16,400	1,500
Property and equipment	11	1,802,613	399,990
Intangible assets	12	1,123,620	589,553
Total non-current assets		3,077,241	1,033,852
Total assets		22,324,322	14,582,248
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2020 and 2019
(All amounts in thousands of reais)

		December 31,
	Note	2020	2019

Liabilities and equity
Current liabilities
Payables to third parties	14	10,101,510	5,326,290
Trade payables		335,539	256,281
Payables to related parties	10	58,336	22,187
Deposits	15	571,996	—
Salaries and social security charges	16	175,198	106,812
Taxes and contributions	17	26,042	124,004
Provision for contingencies	18	17,063	11,849
Deferred revenue	2-14	186,219	42,525
Other payables		102,572	3,115
Total current liabilities		11,574,475	5,893,063
Non-current liabilities
Deferred income tax and social contribution	19	1,132,595	630,950
Deposits	15	194,090	—
Provision for contingencies	18	11,741	—
Deferred revenue	2-14	27,336	26,025
Other payables		56,626	17,262
Total non-current liabilities		1,422,388	674,237
Total liabilities		12,996,863	6,567,300
Equity
Share capital	20	26	26
Capital reserve	20	5,784,288	5,781,503
Other comprehensive income	20	491	(190)
Equity valuation adjustments	20	(22,372)	(22,372)
Retained earnings	20	3,566,522	2,274,864
Treasury shares	20	(13,609)	(41,267)
		9,315,346	7,992,564
Non-controlling interests		12,113	22,384
Total equity		9,327,459	8,014,948
Total liabilities and equity		22,324,322	14,582,248
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of income
Year ended December 31, 2020, 2019 and 2018
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2020	2019	2018

Revenue from transaction activities and other services	22	4,508,719	3,376,068	2,267,103
Revenue from sales	22	—	174,226	374,612
Financial income	22	2,177,360	2,030,511	1,414,532
Other financial income	22	128,594	126,404	278,445
Total revenue and income		6,814,673	5,707,209	4,334,692
Cost of sales and services	23	(3,772,298)	(2,762,087)	(2,144,699)
Selling expenses	23	(617,463)	(565,170)	(351,439)
Administrative expenses	23	(563,893)	(427,366)	(581,668)
Financial expenses	23	(109,232)	(38,138)	(31,209)
Other income (expenses), net	23	22,904	(1,909)	(8,054)
Profit before income taxes		1,774,691	1,912,539	1,217,623
Current income tax and social contribution	19	(62,840)	(24,471)	(180,884)
Deferred income tax and social contribution	19	(419,551)	(521,043)	(126,331)
Income tax and social contribution		(482,391)	(545,514)	(307,215)
Net income for the year		1,292,300	1,367,025	910,408
Attributable to:
Equity holders of the parent		1,291,658	1,365,597	909,267
Non-controlling interests		642	1,428	1,141

Basic earnings per common share - R$	21	3.9225	4.1613	2.8625
Diluted earnings per common share - R$	21	3.9163	4.1475	2.8582
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of comprehensive income
Years ended December 31, 2020, 2019 and 2018
(All amounts in thousands of reais)

	For the year ended December 31,
	2020	2019	2018

Net income for the year	1,292,300	1,367,025	910,408
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	959	(425)	208
Loss on investments designated at fair value through OCI	(421)	(42)	—
Income tax and social contribution	143	14	—
Net other comprehensive income for the year	1,292,981	1,366,572	910,616
Attributable to
Equity holders of the parent	1,292,339	1,365,144	909,475
Non-controlling interests	642	1,428	1,141
Net income for the period	1,292,981	1,366,572	910,616
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of changes in equity
Years ended December 31 2020, 2019 and 2018
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

At December 31, 2017		524,577	—	—	—	—	—	55	866,895	3,496	870,391
Conversion of profit reserve to common shares	20	(524,556)	—	866,819	—	—		—
Net income for the period	20	—	—	—	—	909,267	—	—	909,267	1,141	910,408
Currency translation adjustment	20	—	—	—	—	—		208	208	—	208
Non-controlling acquisition	20	—	—	—	—	—	(7,588)	—	(7,588)	19,169	11,581
Issuance of common shares in IPO, net of offering costs	20	5	—	4,522,278	—	—	—	—	4,522,283	—	4,522,283
Shares issued - Share based long term incentive plan (LTIP)	20	—	—	258,166	(258,166)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	20	—	—	—	299,037	—	—	—	299,037	—	299,037
Acquisition of treasury shares	20	—	(39,532)	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	(39,532)	5,647,263	40,871	909,267	(7,588)	263	6,550,570	23,806	6,574,376
Net income for the period	20	—	—	—	—	1,365,597	—	—	1,365,597	1,428	1,367,025
Currency translation adjustment	20	—	—	—	—	—	—	(425)	(425)	—	(425)
Loss on financial assets through other comprehensive income	20	—	—	—	—	—	—	(28)	(28)	—	(28)
Non-controlling acquisition	20	—	—	—	—	—	(14,784)	—	(14,784)	(2,850)	(17,634)
Shares issued	20	—	—	38,992	(38,992)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	20	—	—	—	93,369	—	—	—	93,369	—	93,369
Acquisition of treasury shares	20	—	(1,735)	—	—	—	—	—	(1,735)	—	(1,735)
									—
At December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948
Net income for the period	20	—	—	—	—	1,291,658	—	—	1,291,658	642	1,292,300
Currency translation adjustment	20	—	—	—	—	—	—	959	959	—	959
Loss on financial assets through other comprehensive income	20	—	—	—	—	—	—	(278)	(278)	—	(278)
Non-controlling	20	—	—	—	—	—	—	—	—	(10,913)	(10,913)
Shares issued	20	—	—	3,834	(3,834)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	20	—	—	—	75,218	—	—	—	75,218	—	75,218
Acquisition of treasury shares	20	—	(44,775)	—	—	—	—	—	(44,775)	—	(44,775)
Distribution of LTIP with treasury shares	20	—	72,433	—	(72,433)	—	—	—	—	—	—

At December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of cash flows
Years ended December 31, 2020, 2019 and 2018
(All amounts in thousands of reais)

	For the year ended December 31,
	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,774,691	1,912,539	1,217,623
Expenses (revenues) not affecting cash:
Depreciation and amortization	376,335	128,348	95,363
Chargebacks	288,309	200,633	71,491
Accrual of provision for contingencies	6,409	8,227	3,745
Reversal of taxes and contributions	(84,294)	—	—
Share based long term incentive plan (LTIP)	122,870	93,369	264,179
Other financial cost, net	18,503	(105,366)	20,071
Changes in operating assets and liabilities
Accounts receivable	(5,586,919)	(3,125,537)	(5,048,464)
Financial investments (mandatory guarantee)	43,229	(161,426)	—
Inventories	31,602	14,216	(47,012)
Taxes recoverable	(206,221)	(22,386)	(22,936)
Other receivables	(78,745)	(68,008)	773
Deferred revenue	145,005	68,550	—
Other liabilities	67,668	(7,923)	(7,330)
Payables to third parties	4,173,264	1,002,092	1,243,629
Trade payables	72,328	89,962	72,579
Receivables from (payables to) related parties	38,250	(8,610)	112,790
Deposits	758,003	—	—
Salaries and social charges	7,605	32,866	39,312
Taxes and contributions	(34,438)	(1,475)	31,764
Provision for contingencies	(1,127)	(4,822)	(1,792)
	1,932,327	45,249	(1,954,212)
Income tax and social contribution paid	(46,384)	(88,184)	(203,631)
Interest income received	266,719	522,542	394,643
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,152,662	479,607	(1,763,200)
CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	(345,603)	(17,739)	(1,813)
Purchases of property and equipment	(1,522,769)	(328,326)	(61,560)
Purchases and development of intangible assets	(523,785)	(365,068)	(192,048)
Acquisition of financial investments	—	(1,109,619)	—
Redemption of financial investments	530,667	—	211,116
NET CASH USED IN INVESTING ACTIVITIES	(1,861,489)	(1,820,752)	(44,305)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from offering of shares	—	—	4,717,875
Transaction costs	—	—	(189,852)
Acquisition of treasury shares	(44,774)	(1,735)	(39,532)
Transaction with non-controlling interest	—	(15,992)	(5,389)
Capital increase by non-controlling shareholders	(10,289)	(223)	20,686
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(55,063)	(17,950)	4,503,788
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	236,110	(1,359,095)	2,696,283
Cash and cash equivalents at the beginning of the period	1,403,955	2,763,050	66,767
Cash and cash equivalents at the end of the period	1,640,065	1,403,955	2,763,050

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
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
On March 15, 2019, PagSeguro Brazil acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Brazil does not have control of NETPOS operation, based on IFRS 3. NETPOS is not consolidated in these financial statements.
On July 15, 2020 PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeg Participações Ltda. ("PagSeg") and on October 22, 2020, PagSeguro Group constituted another holding company incorporated under PagSeg called PagBank Participações Ltda. ("PagBank").
On December 30, 2020, Pag Bank acquired 20% of the share capital of BoletoFlex Tecnologia e Serviços LTDA. ("BoletoFlex"). Total consideration paid amounted to R$15,000 which was settled in cash on January 4, 2021 and on December 31, 2020 this amount was recognized in other liabilities. PagSeguro Brazil does not have control of BoletoFlex operation, based on IFRS 3. BoletoFlex is not consolidated in these financial statements.
PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. ("Net+Phone"), Boa Compra Ltda. ("Boa Compra"), BCPS Online Services LDA. ("BCPS"), R2TECH Informática S.A. ("R2TECH"), BIVACO Holding S.A. ("BIVA"), Biva Securitizadora de Créditos Financeiras S.A. ("Biva Sec"), Fundo de Investimento em Direitos Creditórios - PagSeguro ("FIDC"), Tilix Digital S.A. ("TILIX"), YAMÍ Software & Inovação Ltda. ("YAMÍ") RegistraSeguro S.A. ("RegistraSeguro"), CDS Correspondente Bancário LTDA. ("CDS"), Zygo Serviços de Tecnologia S.A.("ZYGO") and Wirecard Brazil S.A ("MOIP").
These consolidated financial statements include BS Holding and its subsidiary BancoSeguro, PagSeguro Brazil and its subsidiaries and PagSeg and its subsidiaries.
1.1.    Initial Public Offering (“IPO”) and Follow-on public offering
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

1.2    COVID-19
We have observed that the main impact of the COVID-19 pandemic in our total purchase volume (TPV) has occurred between late March and June 2020, as most of the Brazilian cities were under social isolation and partial shutdowns. The partial shutdowns affected all in store and non-essential businesses, resulting in a severe impact in the Brazilian economy, but also driving small and medium business to pivot to a digital first mindset and adopt online sales channels, resulting in an unprecedented digitalization process of payments and banking in Brazil.
Since early July 2020, most of the cities in Brazil, started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants and bars, among other non-essential and in-store businesses.
In addition, we observed a change in the mix of processed debit and credit card payments containing a higher percentage of debit card payments and, within the processed credit card payments, a lower percentage of credit card transactions made in installments in the year ended on December 31, 2020 compared to the year ended on December 31, 2019. This trend is explained by consumer behavior since the beginning of the pandemic, reflecting (i) a slowdown in consumption and transactional activities made in installments, which affected sectors of the economy involving significant purchases in installments, such as general merchandise retailers (e.g., apparel, white goods and electronics), (ii) personal credit cards limits contraction and (ii) the prevalence of the "coronavoucher," representing financial assistance from the Brazilian government for economically vulnerable people, providing them with cash for debit card payments.
In response to COVID-19 we have already taken the following actions, among others:
•The outbreak of COVID-19 presented rapid changes in the Brazilian economy and in the payments industry, accelerating the secular shift from cash to electronic transactions. We entered this crisis leading the financial inclusion process and fostering electronic payment adoption, reaching 7.0 million active merchants and 7.9 million PagBank active users;
•Acquisition of MOIP which has an innovative and experienced team that has built powerful online payment solutions with more than 400 thousand merchants, including e-commerce, marketplaces, and virtual store platforms. In addition, their online solutions are available through application programming interfaces (APIs) and are integrated into more than 40 different virtual store platform systems (e-commerce).
•Our employees are our number one priority. Almost 100% of our workforce is still working from home;
•Initiatives to support our merchants: (i) promotion of online and alternative payment methods: Link of Payments, Online Check out, NFC transactions, and QR Code, (ii) food delivery service PedeFácil, (iii) virtual shopping Zap Commerce, (iv) partnership with Brazilian Post Offices Envio Fácil; (v) virtual QR Code and card for using corona voucher payment (social subsidy paid by the Brazilian government that can be used through PagBank accounts) (vi) 10% QR Code cash back, (vii) cash back for COVID-19 related programs, including corona vouchers and Bolsa Merenda (Brazilian social security benefits for underprivileged students) in the State of Minas Gerais using free PagBank digital accounts, and (viii)unlimited wire transfers;
•Community matters to us: (i) donating thousands of masks to public hospitals located in the most vulnerable regions of São Paulo, (ii) donating thousands of kits containing basic food in the hardest time of COVID-19 and another thousands of kits containing meals before Christmas, (iii) promoting online concerts with donations of cash, food, and health items to UNICEF Brasil, (iv) helping the most vulnerable families in Brazil.
We have a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Our marketing and sales expenses are also variable and depends on our strategy to leverage new products and services such as PagBank. We also still accompanying the evolution of the Brazilian economy and reassess, when necessary, the provisions for loss allowance for expected credit losses.
Additionally, we have a solid position in terms of cash, liquidity and working capital levels and in the twelvemonth period ended December 31, 2020, we have not faced any impairment of our assets because of COVID-19.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

2.    Presentation and preparation of the consolidated financial statements and significant accounting policies
2.1.    Basis of preparation of the consolidated financial statements
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
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
These consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 2020, were authorized for issuance by PagSeguro Digital’s Board of Directors on March 18, 2021.
2.2.    Basis of consolidation
PagSeguro Group consolidates all entities over which it has control. Control is achieved when PagSeguro Group is exposed or has rights to variable returns with its involvement with the investee and can affect those returns through its power over the investee’s relevant activities.
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
2.3.    Foreign currencies
i)Transactions and balances
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
ii)Group companies
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
As of December 31, 2020
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
2.5.    Financial instruments – initial recognition and subsequent measurement
i)Financial assets
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
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
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
Derecognition
A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:
•The rights to receive cash flows from the asset expire; or
•PagSeguro Group transfers its rights to receive cash flows from the asset, or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.
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
ii)Impairment of financial assets
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
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
The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 25.
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
iii)Financial liabilities
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
As of December 31, 2020
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
iv)Financial instruments – offsetting
Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.
v)Fair value of financial instruments
The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm’s length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.
vi)Current versus non-current classification
The PagSeguro Group presents financial assets and liabilities in the balance sheet based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.
A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
2.6.    Accounts receivable
Accounts receivable include mainly the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and credit operations.
Based on PagSeguro Brazil’s risk assessment, the expected credit loss is not material since the accounts receivable is mainly comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable. (note 25).
For debit and credit cards receivables from our clients, the credit risk is low based on historical credit losses and is updated considering other external factors, such as credit ratings assigned by FITCH, S&P and Moody’s.
Accounts receivable are initially recorded at the present value of expected future cash flows. The accounts receivable from installment transactions are recorded at the estimated present value of future cash flows based on the contractual terms of the transaction.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
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
The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Building leasings	10 years
Machinery and equipment	5 to 10 years
Other assets	5 to 10 years
During 2020, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. In 2019 the useful life of software’s developed was changed from three years to five years from the date that technological feasibility is met. This change was based on the following assumptions: i) business strategy, ii) history of use of goods/technology, iii) guarantee of suppliers, iv) technical quality of assets and v) preventive maintenance.
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
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.
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
2.12. Deposits
The PagSeguro Group has sell-buy back transactions (sales of financial assets with future repurchase agreement). Such repurchase agreements are recorded in term deposits accounts when refers to certificate deposits operations and interbank deposits accounts for financial letter issuance purposes. The difference between sale price and repurchase price is treated as interest and it is recognized during the term of the agreement by effective interest rate method.
2.13. Provisions
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
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
2.14. Revenue and income
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
PagSeguro Group’s revenue from contract with customers substantially comprises:
•Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.
•Revenue from sales (recognized until August 30, 2019): Revenue from sales of POS devices and similar items, which is recognized when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned. Revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the equipment at the customer’s location.
•Revenue from membership fee: Beginning on September 1st, 2019, the Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients’ internal metrics and recognized in deferred revenues.
•Income is mostly comprised of financial income recognized because of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.
2.15. Current and deferred income tax and social contribution
Current income tax and social contribution
Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:
•When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and
•On temporary tax differences related to investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:
•When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and
•On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.
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
For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 20% for social contribution.
Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.
2.16. Employee benefits – Profit sharing
PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.
2.17. Business combination and goodwill
PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquired businesses’ identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
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
2.18. Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the PagSeguro Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
2.19. Share-based payments (LTIP and LTIP Goals)
Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.
That cost is recognized in personnel expenses (Note 23), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
The LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, and last amended by the Company’s board of directors on January 19, 2021. Beneficiaries under the LTIP-Goals plan are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award is payable in cash, the relevant amount in Brazilian Reais was determined on the last business day of January for awards related to 2019 and 2020. For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made and/or Class A common shares delivered within 10 business days of that determination date.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.20. New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of our consolidated financial statements are disclosed below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.
IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure. Once effective as from January 1, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group does not expect the new standard to materially impact its results of operations.
2.21. New accounting standards adopted in 2020.
The accounting policies adopted in the preparation of the Consolidated financial statements for the year ended December 31, 2020 are consistent with those adopted for the year ended December 31, 2019, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2020, as described below.
Amendments to IFRS 3: Definition of a Business
In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants can replace any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.
Amendments to IAS 1: Definition of Material
IASB has made amendments to IAS 1 – Presentation of Financial Statements which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.
In particular, the amendments clarify: That the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and the meaning of ‘primary users of general purpose financial statements' to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors' that must rely on general purpose financial statements for much of the financial information they need.
The Group has adopted the amendments on its effective date, January 1, 2020 and did not have a material impact on our consolidated financial statements and disclosures.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

IFRS 16–Leases
This standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17–“Leases” and related interpretations. Management has performed an assessment and did not identify any material impacts in the implementation. In January 2020, PagSeguro entered into a lease agreement and recorded in their financial statements, the office (right-of-use) in the amount of R$79,718, which was calculated considering the discount rate of 2.15% per year. Consequently, in December 2020, PagSeguro have a liability in other liabilities (R$12,833 as current other liabilities and R$59,223 as non-current other liabilities) and an asset in property and equipment.
Additionally, recognized R$12,239 in administrative expenses (depreciation), R$699 in financial expenses in the twelve-month period ended December 31, 2020 and also amortized R$11,490 as the payment of the liability related to the leasing contract.
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
3.4. Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
3.    Accounting estimates and judgments (Continued)

For loans and credit cards receivable with our clients, the provision rates are based on days past due and internal credit rating (i.e. the capacity and historical payments linked to the Client). The provision is initially based on the Group's historical observed default rates. PagSeguro periodically reassesses the premises to adjust the historical credit loss experience with prospective information every year. Therefore, if any external factor, as a representative fall-off in forecast economic indicators and unstable economic scenario indicates an increase in number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the future estimates are analyzed and adjusted.
3.5. Business combinations
Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to, and liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.
For each acquisition, management's judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU's cash flows, in the computation of weighted average cost of capital ("WACC") and estimation of inflation during the identification of intangible assets with indefinite live, mainly, goodwill and developed software's, as described in Note 11.
4.    Consolidation of subsidiaries

	As of December 31, 2020
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

PagSeguro Brazil	20,089,735	11,716,120	8,373,615	1,238,345	99.99	Direct
BS Holding	488,173	—	488,173	54,658	99.99	Direct
Pagseg Participações	2	—	2	—	99.99	Direct
Pagbank Participações	15,001	15,000	1	—	99.99	Indirect
Net+Phone	340,829	33,100	307,729	(82,694)	99.99	Indirect
Boa Compra	431,624	268,731	162,893	29,751	99.99	Indirect
BCPS	2,410	476	1,934	(205)	99.50	Indirect
R2TECH	12,511	1,639	10,872	8,864	99.99	Indirect
BSEC	488,988	488,616	372	431	99.99	Indirect
BIVA	18,532	660	17,872	(193)	99.99	Indirect
FIDC	3,422,207	327,070	3,095,137	1,903,304	100.00	Indirect
TILIX	8,361	979	7,382	(6,240)	99.99	Indirect
BancoSeguro	5,364,406	4,891,653	472,753	56,120	100.00	Indirect
Yamí	1,453	489	964	834	99.99	Indirect
RegistraSeguro	5,000	—	5,000	(50)	99.99	Indirect
CDS	4,724	1,073	3,651	(1,430)	99.99	Indirect
Zygo	2,310	2,078	232	(1,652)	99.99	Indirect
Moip	741,689	560,536	181,153	9,207	100.00	Indirect

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries (Continued)

PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:
•Net+Phone: Until September 2019 the Company is mainly engaged in acquisition and selling POS devices and similar items, after that the Company is focused on exploration and provide services of telecommunications in general, as well as the practice of any activities necessary or useful for the execution of these services;
•Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.
•BCPS: BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and handles part of its account management.
•R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51.0% and the remaining 49.0% in February 2019, obtained 100% of the share capital of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers.
•BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.4% in BIVACO Holdings S.A., whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings.
In 2017, 2018 and 2019 PagSeguro Brazil made successive acquires of additional interests in BIVA concluding on April 1, 2019, PagSeguro acquire of additional interest of 22.65% of the issued shares of BIVA. This purchase increased PagSeguro Brazil’s interest to 100% of BIVAs shares. BIVA has investments in the following subsidiaries:
◦Biva Serviços Financeiros S.A ("Biva Serv"): whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform;
◦Biva Correspondente Bancário Ltda ("Biva cor"): whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.
•Biva Sec: This Company was an invested of BIVA until October 31, 2019, in this date Pagseguro Brazil turn this investing directly. The company main objective is to acquire and securitize our credit solutions of PagSeguro Group, such as, loans and credit card operation.
•FIDC: FIDC is an investment fund which was formed on October 4, 2017, to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil (“Assignor”). PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.
On March 29, 2018, third party investors contributed capital in the amount of R$20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. On November 3, 2020, third party withdraw their capital in the amount of R$10 million related to the senior quotas. Therefore, as of December 31, 2020, FIDC was composed by third party mezzanine quotes in the amount of R$ 10 million, which pay 107% of the Brazilian Interbank Deposit Certificate (CDI) with annual amortization of interest.
On December 31, 2020, the share capital of FIDC is comprised of subordinated quotas, and mezzanine quotas. PagSeguro Brazil owns 100% of the subordinated quotas.
•TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.
•YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The Company provides a back-office platform for e-commerce and marketplace.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries (Continued)

•RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted the Company by investing R$5,000 in share capital. The Company provides financial services and software developments related to financial market.
•CDS: On August 31, 2020, PagSeguro Brazil acquired 100% of the issued shares of CDS. Total consideration paid amount to R$2,379, which was settled in cash on the same date. We expect that this acquisition will allow PagSeguro to expand product and services offering (note 11).
•Zygo: On July 23, 2020, PagSeguro Brazil acquired 100% of the issued shares of Zygo. Total consideration paid amount to R$8,000, which R$5,053 was settled in cash on the same date and the remaining portion of purchase price will be retained for eventual debt. We expect that this acquisition will allow PagSeguro to expand product and services offering (note 11). ZYGO is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics.
•MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of Wirecard Brasil S.A ("MOIP"). Total consideration paid amounted to R$358,609 which R$307,855 was settled in cash on the same date, and the remaining portion of purchase price will be paid later. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces. (note 11).
•BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019). BancoSeguro, organized in Brazil, through our fully owned direct subsidiary BS Holding. BancoSeguro holds a license to provide financial services, the main product of BancoSeguro are the deposits of our customers and provides banking solutions for our other Companies in the Group.
•PagSeg Participações Ltda. ("PagSeg"): On July 15, 2020, PagSeguro Group constituted the Company, a holding company incorporated under PagSeguro Digital. whose main objective for the Company is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings.
•PagBank Participações Ltda. ("PagBank"): On October 22, 2020, PagSeguro Group constituted the Company, a holding company incorporated under PagSeg. whose main objective for the Company is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings.
5.    Segment reporting
Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 2.8%, 1.1% and 1% for the years 2020, 2019 and 2018, respectively.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

6.    Cash and cash equivalents

	December 31, 2020	December 31, 2019

Short-term bank deposits	415,388	470,073
Short-term investment	1,224,678	933,882
	1,640,065	1,403,955
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.0% per year and 4.5% in December 2019).
7.    Financial investments
Consists of investments in Brazilian Treasury Bonds (“LFTs”), in the amount of R$ 979,837 on December 31, 2020 (2019 – R$1,349,666) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 2.0% per year and 4.5% in December 2019), are invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs as of December 31, 2020 totaled R$306 (R$278 in twelve-month period ended December 31, 2020).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

8.    Accounts receivable

	December 31, 2020					December 31, 2019
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Elo	Total

Legal obligors
Itaú	774,445	2,100,129	627,463	—	3,502,037	727,224	2,217,111	593,858	—	3,538,193
Santander	448,592	2,043,676	—	—	2,492,268	283,348	986,777	—	—	1,270,125
Bradesco	1,759,911	294,631	—	409,384	2,463,926	987,984	163,725	—	242,862	1,394,571
Banco do Brasil	988,772	251,808	—	250,849	1,491,429	765,341	140,774	—	152,327	1,058,442
Nubank	—	1,421,074	—	—	1,421,074	—	594,529	—		594,529
Banco Carrefour	107,927	543,513	—	—	651,440	59,681	254,061	—		313,742
CEF	158,879	238,196	—	223,354	620,429	145,400	154,473	—	122,324	422,197
Porto Seguro	407,688	87,882	—	—	495,570	174,797	39,543	—		214,340
Other (iv)	702,021	1,213,335	—	98,074	2,013,430	388,746	650,854	—	73,677	1,113,276
Total card issuers (i)	5,348,235	8,194,244	627,463	981,661	15,151,603	3,532,521	5,201,847	593,858	591,190	9,919,416

Cielo—Elo	—	—	—	—	209,318	—	—	—	—	153,348
Getnet	—	—	—	—	56,799	—	—	—		—
Other acquirers	—	—	—	—	29,031	—	—	—	—	6,662

Total acquirers (ii)	—	—	—	—	295,148	—	—	—	—	160,010
Other current	—	—	—	—	596,220	—	—	—	—	397,753
Other non-current	—	—	—	—	33,570	—	—	—	—	29,943

Total other (iii)	—	—	—	—	629,790	—	—	—	—	427,696

Total accounts receivable	5,348,235	8,194,244	627,463	981,661	16,076,540	3,532,521	5,201,847	593,858	591,190	10,507,122

(i)
Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil's contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment.

(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)	Other accounts receivable: Mainly related to loans and credit card receivables with our customers, this amount is presented net of the expected credit losses.
(iv)	Refers to other pulverized receivables from legal obligors.

The maturity analysis of accounts receivable is as follows:

	2019	2018

Due within 30 days	6,951,315	4,901,532
Due within 31 to 120 days	6,129,039	3,924,348
Due within 121 to 180 days	1,509,449	869,207
Due within 181 to 360 days	1,453,167	782,092
Due after 360 days	33,570	29,943
	16,076,540	10,507,122

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

9.    Taxes Recoverable

	December 31, 2020	December 31, 2019

Income tax and Social contribution (i)	223,057	95,926
Social integration program (ii)	151,165	46,349
Value-added tax on sales and services (iii)	14,646	29,021
Other	107	265
	388,975	171,561

(i)	Refers to the income tax and social contribution, the increase is mainly related to withholding taxes from FIDC quotas redeemed in 2020.
(ii)	Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.
(iii)	Refers to the Value-added Tax on Sales and Services (ICMS) due to purchases of POS devices.
10.    Related-party balances and transactions
The PagSeguro Group is controlled by UOL (incorporated in Brazil).
i)Balances and transactions with related parties

	December 31, 2020	December 31, 2019
	Payables	Payables

Immediate parent
UOL – sales of services (a)	15,720	10,575
UOL – shared service costs (b)	12,539	4,229
UOL – deposits (c)	11,391	—
Affiliated companies
UOL Diveo – sales of services (a)	10,218	3,117
Transfolha Transportadora e Distribuição Ltda.	1,933	1,440
Others	6,535	2,826
	58,336	22,187

.

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)	Certificate of deposits (CD) acquired by UOL in 2020 from BancoSeguro.
(d)	Sale of services from the affiliated company UOL Diveo related to cloud services.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
9.    Related-party balances and transactions (Continued)

All transactions with related parties are performed under market conditions, including the CD interest rates and payment terms.
ii)    Balances and transactions with related parties

	For the year ended December 31,
	2020		2019		2018
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL – shared service costs (a)	2,878	37,844	2,520	51,033	2,233	52,115
UOL – sales of services (b)	—	177,253	—	168,097	—	133,589
UOL – deposits (c)	—	2,970	—	—	—	—

Affiliated companies
UOL Diveo – sales of services (c)	—	49,665	—	36,790	—	26,943
Transfolha Transportadora e Distribuição Ltda.	—	23,571	—	17,209	374	18,889
Others	603	2,926	35	1,035	561	588
	3,481	294,229	2,555	274,164	3,168	232,124

(a)Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(b)Shared services costs mainly related to payroll costs, sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses. The increase in the balance refers mainly to payroll related to LTIP.
(c)Expenses are related to UOL purchase of BancoSeguro's Certificate of Deposits (CD).
(d)UOL Diveo expenses are related to cloud services.
iii)    Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the twelve-month period ended December 31, 2020 amounted to R$104,568 (December 31, 2019 - R$126,749 and R$99,331 in 2018, respectively).
11.    Business combinations
On January 4, 2019, PagSeguro Digital acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A (renamed BancoSeguro S.A. in February 2019). Total consideration paid in cash amounted to R$59,765 and the total net assets acquired at fair value amounted to R$44,549, which included a separately identified intangible asset with a fair value of R$2,605, presenting the license to operate the banking business, resulting in the recognition of goodwill of R$12,611. The purchase price allocation was completed in 2019.
On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained control of YAMÍ. Purchase price amounted to R$3,000 and the total net liabilities acquired at fair value amounted to R$19. The initial consideration paid in cash amounted to R$1,350 and the remaining will be paid in installments. The purchase price allocation was completed in June, 2020, which included the recognition of two separately identified intangible assets with a fair value of R$1,510 and R$127, related to software and non-compete agreement, respectively, and R$68 related to contingencies, resulting in the recognition of goodwill of R$1,450.
On July 23, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$1,883, resulting in the preliminary recognition of goodwill of R$6,117. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt.
On August 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
11.    Business combinations (Continued)

On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of MOIP. Purchase price amounted to R$358,609 and the total net assets acquired at fair value amounted to R$171,946. The initial consideration paid in cash amounted to R$307,855 and the remaining portion in amount of R$50,754 was recognized in other liabilities and will be paid later. The preliminary purchase price allocation ("PPA") was completed on December 31, 2020, which included the recognition of a customer portfolio with a fair value of R$58,506, resulting in the recognition of goodwill of R$128,157, which is attributable mainly to operational synergy and cost reductions. The PPA was calculated using projections for the period of five years based on management’s budgets for MOIP and applying a long-term growth rate based on the estimated gross domestic product ("GDP") plus the estimated growth of GDP of services (fluctuating from 5,7% to 6,3% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 11,7% to 13,3% per year).
These acquisitions are in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem. The fair value of assets and liabilities of CDS, Zygo and Moip was as follows:

Fair value of assets and liabilities acquired	December 31, 2020	December 31, 2019

Cash and cash equivalents acquired	38,385	44,568
Accounts receivable acquired	537,570	—
Financial investments acquired	177,772	—
Other Assets acquired	30,988	107
Payables to third parties assumed	(566,244)	—
Other liabilities assumed	(42,263)	(436)
Customer portfolio and others	58,506	2,605
Value of net assets	234,714	46,844
Goodwill	134,274	15,925
Purchase cost	368,988	62,769
Consideration for the purchase settled in cash	315,287	61,115
Cash and cash equivalents at the subsidiary acquired	(38,385)	(44,568)
Amount paid on acquisitions less cash and cash equivalents acquired	276,902	16,547
12.    Property and equipment
a)    Property and equipment are composed as follows:

	December 31, 2020
	Cost	Accumulated depreciation	Net

Data processing equipment	77,413	(35,572)	41,841
Machinery and equipment (i)	1,881,556	(204,154)	1,677,403
Buildings Leasing (ii)	79,889	(12,623)	67,266
Other	22,115	(6,012)	16,103
	2,060,974	(258,361)	1,802,613

	December 31, 2019
	Cost	Accumulated depreciation	Net

Data processing equipment	65,116	(18,578)	46,538
Machinery and equipment (i)	371,741	(28,512)	343,229
Other	12,506	(2,283)	10,223
	449,363	(49,373)	399,990

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
11.    Property and equipment (Continued)

b)    The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

At December 31, 2018
Cost	23,334	44,757	—	10,516	78,607
Accumulated depreciation	(7,815)	(3,096)	—	(592)	(11,503)
Net book value	15,519	41,661	—	9,924	67,104

At December 31, 2019
Cost
Purchases	45,959	327,766	—	2,081	375,806
Disposals	(4,177)	(782)	—	(91)	(5,050)
Depreciation	(10,763)	(25,416)	—	(1,691)	(37,870)
Net book value	46,538	343,229	—	10,223	399,990

At December 31, 2019
Cost	65,116	371,741	—	12,506	449,363
Accumulated depreciation	(18,578)	(28,512)	—	(2,283)	(49,373)
Net book value	46,538	343,229	—	10,223	399,990

At December 31, 2020
Cost	12,297	1,509,815	79,889	9,609	1,611,611
Purchases	10,820	1,519,280	79,715	3,789	1,613,604
Disposals	(1,509)	(9,838)	(684)	(74)	(12,105)
Acquisition of subsidiary	2,986	374	857	5,894	10,112
Depreciation	(16,994)	(175,642)	(12,623)	(3,729)	(208,987)
Depreciation	(15,596)	(175,805)	(12,227)	(1,000)	(204,628)
Disposals	21	264	—	17	302
Acquisition of subsidiary	(1,419)	(101)	(396)	(2,746)	(4,661)
Net book value	41,841	1,677,403	67,266	16,103	1,802,613

At December 31, 2020
Cost	77,413	1,881,556	79,889	22,115	2,060,974
Accumulated depreciation	(35,572)	(204,154)	(12,623)	(6,012)	(258,361)
Net book value	41,841	1,677,403	67,266	16,103	1,802,613

(i)Net book value of machinery and equipment includes R$1,835,928 of POS devices. (R$367,876, as of December 31, 2019), which are amortized over 5 years. The depreciation of POS devices in twelve-month period ended December 31, 2020, amounted to R$172,519 (R$25,237 in the twelve-month period ended December 31, 2019).
(ii)As described in Note 2.20, the Company recognized in 2020 the right of use of a building in the amount of R$79,715 and a corresponding liability in the same amount. The administrative (depreciation) twelve-month period ended December 31, 2020 is R$12,227. In addition, the lease liability in the amount of R$72,056 as of December 31, 2020 is disclosed as Other liabilities.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

13.    Intangible assets
a)    Intangible assets are composed as follows

	December 31, 2020
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	1,319,061	(501,319)	817,742
Software licenses	103,257	(29,060)	74,196
Goodwill (ii)	169,667	—	169,667
Other	62,784	(771)	62,014
	1,654,770	(531,150)	1,123,620

	December 31, 2019
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	787,970	(302,031)	485,939
Software licenses	58,247	(13,492)	44,755
Goodwill (ii)	54,858	—	54,858
Other	4,586	(585)	4,001
	905,661	(316,108)	589,553

(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies R2TECH, BIVA, BancoSeguro, Yamí, Zygo and Moip.
The amount of goodwill is mainly represented by the acquisition of MOIP (note 11). Management has reviewed the assumptions applied in the preliminary purchase price allocation prepared at the date of the transaction and no significant variances were observed from that date to December 31, 2020.
For the remaining goodwill originated from other acquisitions, its recoverability was tested using projections for the period of five years based on the management’s budgets for the related subsidiaries and applying a long-term growth rate based on the estimative of gross domestic product (3,34% in 2021, 2,51% in 2022, 2,44% in 2023 and 2,49% in 2024) and inflation rates (3,01% in 2021, 3,39% in 2022, 3,33% in 2023 and 3,27% in 2024) in order to project future cash flows, discounted at a rate based on WACC (fluctuating from 6% to 13% per year) calculated for each subsidiary with goodwill.
Based on these assessments, Management concluded that the book balances recorded on December 31, 2020 of the respective assets are recoverable, since the estimated value for UGC was higher than its book value and, therefore, no provision for impairment of intangible assets was accounted for.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
12.    Intangible assets (Continued)

b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

At December 31, 2018
Cost	462,282	17,227	40,574	1,981	522,064
Accumulated amortization	(211,929)	(4,073)	—	(448)	(216,450)
Net book value	250,353	13,154	40,574	1,533	305,614

At December 31, 2019
Cost
Additions	326,771	42,517	—	—	369,288
Disposals	(2,724)	(1,497)	—	—	(4,221)
Acquisition of subsidiary	1,641	—	14,284	2,605	18,530
Amortization
Amortization	(90,102)	(9,419)	—	(137)	(99,658)
Net book value	485,939	44,755	54,858	4,001	589,553

At December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	—	(585)	(316,108)
Net book value	485,939	44,755	54,858	4,001	589,553

At December 31, 2020
Cost	531,091	45,010	114,809	58,198	749,109
Additions (i)	485,608	42,138	134,274	58,633	720,653
Disposals (ii)	(6,308)	—	(19,465)	(447)	(26,220)
Acquisition of subsidiary (iii)	51,791	2,871	—	13	54,675
Amortization	(199,289)	(15,569)	—	(186)	(215,043)
Amortization	(164,319)	(15,153)	—	(180)	(179,652)
Disposals	2,667	—	—	—	2,667
Acquisition of subsidiary (iii)	(37,636)	(416)	—	(5)	(38,057)
Net book value	817,742	74,196	169,667	62,014	1,123,620

At December 31, 2020
Cost	1,319,061	103,257	169,667	62,784	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,014	1,123,620

(i)
Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions, mainly related to MOIP and other is related to purchase price allocation of MOIP (customer portfolio), note 11.

(ii)	Goodwill disposals refers to goodwill recorded in prior years related to business combinations acquisitions.
(iii)	Relates to intangible assets from MOIP, ZYGO and CDS, which were acquired in 2020.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

14.    Payables to third parties
Payables to third parties, in the amount of R$10,101,510 on December 31, 2020 (2019 – R$5,326,290) correspond mainly to amounts to be paid to merchants with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied, the increase in the balance is directly related to the increase of these amounts that we need to pay to merchants due to increase in total transactions. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 14 days. The amount of R$ 739,951 (R$1,187,609, as of December 31, 2019) are the balance of transactions settled on merchant's payment account and it is available to be used by them.
15.    Deposits
Refers to certificate deposit operated by Pagseguro Group initiated in 2020.

		December 31,
	Interest rate (P.A.)	2020	2019

Certificate of Deposit	164% of CDI	604,916	—
Corporate Securities	158% of CDI	161,170	—
		766,086	—

Current		571,996	—
Non-Current		194,090	—
The maturity analysis of deposits is as follows:

	December 31, 2020	December 31, 2019

Due within 30 days	5,231	—
Due within 31 to 120 days	77,812	—
Due within 121 to 180 days	53,000	—
Due within 181 to 360 days	435,952	—
Due to 361 days or more days	194,091	—
	766,086	—
16.    Salaries and social charges

	December 31, 2020	December 31, 2019

Profit sharing (i)	80,665	50,473
Salaries payable (ii)	—	8,045
Social charges	24,776	9,416
Payroll accruals	53,264	27,503
Payroll taxes (LTIP)	11,029	7,323
Other	5,464	4,053
	175,198	106,812

(i)	Relates to employees' bonuses on goals achieved.
(ii)	PagSeguro changed in 2020 the salary payment policy to the last day of the month.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

17.    Taxes and contributions

	December 31, 2020	December 31, 2019
Taxes
Services tax and other (i)	157,066	223,529
Value-added tax on sales and services (ii)	29,678	31,400
Social integration program (iii)	24,984	22,216
Social contribution on revenues (iii)	153,626	136,682
Income tax and social contribution (iv)	6,336	726
Other	8,841	4,489
	380,531	419,042

	December 31, 2020	December 31, 2019
Judicial deposits (v)
Services tax (i)	(150,121)	(108,026)
Value-added tax on sales and services (ii)	(29,114)	(31,028)
Social integration program (iii)	(24,498)	(21,804)
Social contribution on revenues (iii)	(150,756)	(134,180)
	(354,489)	(295,038)
	26,042	124,004

(i)PagSeguro reversed R$84,294 in June 2020, based on the review of assessment related to the taxation of PIS/COFINS on financial income.
(ii)Refers to the Value-added Tax on Sales and Services (ICMS) due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of POS devices.
(iii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)Refers to the income tax and social contribution payable.
(v)The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.
18.    Provision for contingencies
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

	December 31, 2020	December 31, 2019

Civil	23,238	9,152
Labor	5,566	2,697
	28,804	11,849
Current	17,063	11,849
Non-Current	11,741	—

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

The PagSeguro Group is party on tax and civil lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized on December 31, 2020, totaling approximately R$165,862 (December 31, 2019 - R$67,401). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. Below we demonstrate the movements of the provision for contingencies in the twelve-month period ended December 31, 2020:

At December 31, 2018	7,004
Accrual	8,227
Settlement	(4,822)
Interest	1,440

At December 31, 2019	11,849
Accrual	6,409
Acquisition of subsidiary	11,446
Settlement	(1,127)
Interest	227
At December 31, 2020	28,804
19.    Income tax and social contribution
a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets	Other temporary differences liabilities (ii)	Total

At December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)
Included in the statement of income	47,223	3,445	(78,032)	44,482	(560,378)	(543,260)
Other	—	—	—	44,436	—	44,436
At December 31, 2019	50,134	5,618	(161,211)	153,633	(679,123)	(630,949)
Included in the statement of income	17,446	(721)	(117,073)	29,462	(348,666)	(419,552)
Other	1,259	—	313	(276)	(94)	1,202
At December 31, 2020	68,839	4,897	(277,971)	182,819	(1,027,883)	(1,049,299)
Deferred tax asset						83,296
Deferred tax liability						(1,132,595)

(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of intangible assets.
(ii)The main other liability temporary difference refers to deferred income tax and social contribution related to our FIDC quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company expects to realize the deferred tax assets recognized over tax losses on December 31, 2020 during the next 10 years. As of December 31, 2020, Company did not have any unrecognized tax assets. Tax losses do not have expiration date.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
19.    Income tax and social contribution (Continued)

b)Reconciliation of the income tax and social contribution expense:
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for twelve-month periods ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018

Profit for the period before taxes	1,774,691	1,912,539	1,217,623
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(603,395)	(650,263)	(413,992)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts and donations	(7,175)	(814)	(352)
R&D and technological innovation benefit - Law 11.196/05 (i)	134,247	86,665	58,893
Taxation of income abroad	504	(302)	45,008
Other additions (exclusions)	(6,572)	19,200	3,309

Income tax and social contribution expense	(482,391)	(545,514)	(307,134)

Effective rate	27%	29%	25%
Income tax and social contribution – current	(62,840)	(24,471)	(180,884)
Income tax and social contribution – deferred	(419,551)	(521,043)	(126,331)

(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by PagSeguro Group on specific intangible assets, see Note 13.
20.    Equity
a)Share capital
On December 31, 2020, share capital is represented by 329,016,372 common shares, per value of US$0.000025. Share capital is composed of the following shares for the Twelve-month period ended December 31, 2020:

December 31, 2018 shares outstanding	327,788,874
Treasury shares	15,000
Long-Term Incentive Plan	1,066,538
Repurchase of common shares	(15,000)
December 31, 2019 shares outstanding	328,855,412

Treasury shares	(350,006)
Long-Term Incentive Plan	1,058,509
Repurchase of common shares	(547,543)
December 31, 2020 shares outstanding	329,016,372
b)Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the twelve-month period ended December 31, 2020, the Company recognized LTIP expense in the total amount of R$3,834 (R$38,992 in the twelve-month period ended December 31, 2019).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
20.    Equity (Continued)

c)Share based long-term incentive plan (LTIP and LTIP goals)
On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.
The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the twelve-month period ended December 31, 2020, the Company recognized in equity, costs expenses related to the LTIP and LTIP goals in the total amount of R$75,218 (R$93,369 and R$299,037 in the twelve-month period ended December 31, 2019 and 2018, respectively). As of December 31, 2020, the amount of R$11,029 was accounted for LTIP social charges (note 16) and the expected amount of cash disbursement with withholding income tax in 2021 is R$41,397.
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. On December 31, 2020 total shares granted were 6,960,139 (1,058,509 shares in the twelve-month period ended December 31, 2020) and the total shares issued were 5,149,671.
d)OCI and Equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to R$959 in the twelve months ended on December 31, 2020 (negative value in R$425 as of December 31, 2019 and positive value in R$208 as of December 31, 2018). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The Financial investments mentioned in Note 5 was classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs as of December 31, 2020 totaled R$306 (R$278 in twelve-month period ended December 31, 2020).
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of December 31, 2020 related to R2TECH, in the amount of R$11,663 (R$11,663 as of December 31,2019), and BIVA, in the amount of 10,709 (R$10,709 as of December 31, 2019).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
20.    Equity (Continued)

e)Treasury shares
On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the Twelve-month period ended December 31, 2020, 2019 and 2018:

	Shares	Amount
Repurchase shares
2018 (i)	503,642	39,532
2019 (ii)	15,000	1,735
2020 (iii)	547,543	44,775
Distributed shares to the LTIP
2020	(897,549)	(72,433)
Treasury Shares	168,636	13,609

(i)average price of US$20.09 per share
(ii)average price of US$28.14 per share
(iii)average price of US$16.13 per share
21.    Earnings per share
a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the twelve-month periods ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018

Profit attributable to stockholders of the Company	1,291,658	1,365,597	909,267
Weighted average number of outstanding common shares (thousands)	329,292,240	328,169,609	317,647,562
Basic earnings per share - R$	3.9225	4.1613	2.8625
b)Diluted
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

	For the year ended December 31,
	2020	2019	2018

Profit used to determine diluted earnings per share	1,291,658	1,365,597	909,267
Weighted average number of outstanding common shares (thousands)	329,292,240	328,169,609	317,647,562
Weighted average number of shares under options	—	—	2,581,716
Weighted average number of shares that would have been issued at average market price	521,937	1,090,047	(2,102,607)
Weighted average number of common shares for diluted earnings per share (thousands)	329,814,177	329,259,656	318,126,671
Diluted earnings per share – R$	3.9163	4.1475	2.8582

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

22.    Total revenue and income

	For the year ended December 31,
	2020	2019	2018

Gross revenue from transaction activities and other services (i)	5,059,463	3,862,627	2,638,103
Gross revenue from sales (ii)	—	243,728	513,795
Gross financial income (iii)	2,193,963	2,054,430	1,464,877
Other financial income (iv)	128,594	126,404	278,445
Total gross revenue and income	7,382,020	6,287,189	4,895,220

Deductions from gross revenue from transactions activities and other services (v)	(550,744)	(486,559)	(371,000)
Deductions from gross revenue from sales (ii)	—	(69,502)	(139,183)
Deductions from gross financial income (vi)	(16,603)	(23,919)	(50,345)
Total deductions from gross revenue and income	(567,347)	(579,981)	(560,528)
Total revenue and income	6,814,673	5,707,209	4,334,692

(i)In the twelve-month period ended December 31, 2020, R$140,803 correspond to membership fee (R$8,815 in the twelve-month period ended December 31, 2019).
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iv)Includes (a) interest of financial investments and (b) gain on exchange variation.
(v)Deductions consist of transactions taxes. Additionally, in the twelve-month period ended December 31, 2020, R$13,314 (R$815 in the twelve-month period ended December 31, 2019) correspond to membership fee taxes.
(vi)Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

23.    Expenses by nature

	For the year ended December 31,
	2020	2019	2018

Transactions costs (i)	(2,773,436)	(1,815,374)	(1,246,480)
Cost of goods sold (ii)	—	(463,293)	(567,807)
Marketing and advertising	(510,840)	(476,466)	(375,519)
Personnel expenses (iii)	(619,137)	(399,104)	(546,826)
Financial expenses (iv)	(109,232)	(38,138)	(31,209)
Chargebacks (v)	(288,309)	(200,633)	(71,491)
Depreciation and amortization (vi)	(376,335)	(128,348)	(95,363)
Other	(362,693)	(273,314)	(182,374)
	(5,039,982)	(3,794,670)	(3,117,069)
Classified as:
Cost of services	(3,772,298)	(2,236,066)	(1,510,770)
Cost of sales	—	(526,021)	(633,929)
Selling expenses	(617,463)	(565,170)	(351,439)
Administrative expenses	(563,893)	(427,366)	(581,668)
Financial expenses	(109,232)	(38,138)	(31,209)
Other income (expenses), net	22,904	(1,909)	(8,054)
	(5,039,982)	(3,794,670)	(3,117,069)

(i)In the Twelve-month period ended December 31, 2020, the increase is mainly represented by R$186,492 (R$83,374 in the twelve-month periods ended December 31, 2019) related to taxes paid on intercompany sale of POS devices and the amount of R$212,813 (R$120,870 in the twelve-month periods ended December 31, 2019) related to other costs, mainly freight, maintenance of POS devices and storage. Additionally, in the twelve-month periods ended December 31, 2020, costs in the amount of R$1,680,441 (R$1,390,600 and R$1,037,376 in the twelve-month periods ended December 31, 2019 and 2018), are related to interchange with the card issuers costs and the costs in amount of R$432,361 (R$292,629 and R$125,367 in the twelve-month periods ended December 31, 2019 and 2018), are related to card scheme fees.
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes R$207,012, R$156,273 and R$264,179 of compensation expenses related to the LTIP, LTIP goals and LTIP social charges for the twelve-month period ended December 31, 2020, 2019 and 2018, respectively.
(iv)Relates mainly to the early payment of receivables, which in the twelve-month period ended December 31, 2020 amounted to R$49,205 (R$20,570 and R$1,476 in the twelve-month periods ended December 31, 2019 and 2018) and interest of deposits in the twelve-month period ended December 31, 2020 amounted to R$43,616.
(v)Chargebacks refer mainly to losses recognized during the period related to fraud on card processing operations, as detailed in Note 25.
(iv)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	For the year ended December 31,
	2020	2019	2018

Depreciation
Cost of sales and services (i)	(187,284)	(33,421)	(4,012)
Selling expenses	(25)	(28)	(13)
Administrative expenses	(17,319)	(4,421)	(1,760)
	(204,628)	(37,870)	(5,785)
Amortization
Cost of sales and services	(174,943)	(97,765)	(97,856)
Administrative expenses	(4,709)	(1,892)	(795)
	(179,652)	(99,657)	(98,651)
PIS and COFINS credits (ii)	7,945	9,179	9,073
Depreciation and amortization expense, net	(376,335)	(128,348)	(95,363)

(i)The depreciation of POS in of the twelve-month period ended December 31, 2020, amounted to R$172,519 ( R$15,490 in the twelve-month period ended December 31, 2019).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

24    Financial instruments by category
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
The PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2020	December 31, 2019
Financial assets
Amortized cost:
Cash and cash equivalents	1,640,065	1,403,955
Accounts receivables	16,076,540	10,507,122
Other receivables	164,805	84,099
Judicial deposits	7,449	5,651
Investment	16,400	1,500

Fair value through other comprehensive income
Financial investments	979,837	1,349,666
	18,885,096	13,351,993

	December 31, 2020	December 31, 2019
Financial liabilities
Amortized cost:
Payables to third parties	10,101,510	5,326,290
Trade payables	335,539	256,281
Trade payables to related parties	58,336	22,187
Other liabilities	159,198	4,579
Deferred revenue	213,555	68,550
Deposits	766,086	—
Fair value through profit or loss
Contingent consideration (included in other liabilities)	—	15,800
	11,645,255	5,693,687
25.    Financial risk management
The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
25.    Financial risk management (Continued)

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2020. For this analysis, the Group adopted as a probable scenario for the future interest rates of 3.5% for the CDI (increase of 75%). As a result, financial income (with respect to financial investments) and financial expense (with respect to deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (2%)	Probable scenario with increase of 75% (to 3.5%)

Financial investments	100% CDI	979,837	19,597	34,294
Deposits	160% CDI	766,086	(24,515)	(42,901)
Total			(4,918)	(8,607)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2020, and December 31, 2019, the PagSeguro Group is not materially exposed to foreign exchange risk.
Equity price risk
The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2020 and December 31, 2019, the exposure to equity price from such investments was not material.
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
The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds. PagSeguro’s expenses with chargeback as disclosed in note 23, remain stable compared with the growth of our TPV.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with our customers.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
25.    Financial risk management (Continued)

Credit risk (Continued)
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for our customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
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
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2020, PagSeguro Group held cash and cash equivalents of R$1,640,065 (R$1,403,955 on December 31, 2019).
The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

At December 31, 2020
Payables to third parties	8,348,127	1,146,135	300,058	299,645	7,544
Trade payables	332,733	2,806	—	—	—
Trade payables to related parties	—	46,945	5,063	6,328	—
Deposits	5,231	77,812	53,000	435,952	194,091

At December 31, 2019
Payables to third parties	4,308,095	686,808	173,884	157,503	—
Trade payables	235,838	19,472	—	600	371
Trade payables to related parties	—	22,187	—	—	—

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)

26.    Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
The PagSeguro Group had no loans on December 31, 2020, and December 31, 2019. Therefore, no gearing ratio is presented.
27. Non-cash Transactions

	For the year ended December 31,
	2020	2019	2018
Non-cash operation activities
Distribution of LTIP with treasury shares	72,433	—	—
Transfer of POS from inventory to property and equipment	—	(42,429)	—

Non-cash investing activities
MTM of financial investments	(278)	(28)	—
Property and equipment acquired through lease	79,031	—	—
Unpaid consideration for acquisitions	68,701	1,961	2,528

Non-cash financing activities
Unpaid consideration for acquisition of non-controlling shares	—	1,574	—
28.    Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 – Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements (Continued)
As of December 31, 2020
(All amounts in thousands of reais unless otherwise stated)
28.    Fair value measurement (Continued)

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of December 31, 2020:

	December 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	321,674	1,318,391	—
Financial investments	979,837	—	—
Accounts receivable	—	16,076,540	—
Other receivables	—	164,805	—
Judicial deposits	—	7,449	—
Investment	—	—	16,400

Financial liabilities
Payables to third parties	—	10,101,510	—
Trade payables	—	335,539	—
Trade payables to related parties	—	58,336	—
Deposits	—	766,086
Deferred revenue	—	213,555
Other liabilities	—	159,198	—
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
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the twelve-month period ended December 31, 2020.
29.    Events after the reporting period
In January, 2021, PagSeguro Group submitted a request for Brazilian Central Bank approval of a corporate reorganization involving certain of its subsidiaries. The entities Net+Phone, Boa Compra, BCPS, R2TECH, BIVA and CDS will be spun off from PagSeguro Brazil and incorporated as subsidiaries of PagSeguro Digital’s direct subsidiary, PagSeg. The subsidiaries TILIX, YAMÍ and ZYGO will be spun off from PagSeguro Brazil and incorporated as subsidiaries of PagBank. Additionally, Boa Compra incorporated R2Tech and Biva Serv incorporated BIVA. As a result, following regulatory approval, the PagSeguro Group organizational structure will reflect that:
•PagSeguro Digital subsidiaries will include PagSeguro Brazil, BS Holding and PagSeg.
•PagSeguro Brazil subsidiaries will include Biva Sec, FIDC, RegistraSeguro and MOIP.
•Bs Holding subsidiary will include BancoSeguro.
•PagSeg subsidiaries will include Net+Phone, Boa Compra, BCPS, Biva Serv, CDS and PagBank.
•PagBank subsidiaries will include TILIX, YAMÍ and ZYGO.
PagSeguro Brazil, MOIP and BancoSeguro are subject to the Brazilian Central Bank regulation and supervision. The proposed PagSeguro Group reorganization is intended to improve administration of the corporate structure and to group the operating subsidiaries under appropriate holding companies based on the services provided by each one. This reorganization requires Brazilian Central Bank approval before implementation.