Form 20-F
period 2021-12-31
PagSeguro Digital Ltd.
filed 2022-05-02
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2021
Commission File Number 1-38353

PAGSEGURO DIGITAL LTD.
(Exact name of registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
(Address of principal executive offices)
Artur Schunck
+55-11-3914-9524– ir@pagseguro.com
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
(Name, telephone, e-mail and/or facsimile
number and address of company contact person)

Copies to:
David Flechner
Allen & Overy LLP
1221 Avenue of the Americas
New York | NY 10020
Phone: (212) 610 6319 | Fax: (212) 610 6399

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Class A common shares, par value US$0.000025	PAGS	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
As of December 31, 2021 there were 202,053,365 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 127,554,861 Class B common shares, par value of US$0.000025 per share, outstanding.

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
Large Accelerated Filer ☑    Accelerated Filer ☐    Non-accelerated Filer ☐    Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes ☐    No ☑

FORWARD-LOOKING STATEMENTS
This annual report contains information that constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the U.S. Securities and Exchange Commission, or the SEC, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.
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
These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations in connection with:

•the inherent risks related to the digital payments market, such as the interruption, failure or cybersecurity related incident involving our computer or information technology systems;
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

•the economic, financial, political and social effects of the novel coronavirus, or COVID-19 pandemic, including new or variant strains, or other pandemics, epidemics and similar crises, particularly in Brazil, and the extent to which they continue to cause serious negative macroeconomic effects, thus enhancing the risks described under “Item 3. Key Information—D. Risk Factors;”
•developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, including the upcoming presidential elections to occur in October 2022, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, operations, cash flows, prospects, liquidity and financial condition;
•the impact of the ongoing war in Ukraine and the economic sanctions imposed on Russia, and the resulting volatility and consequences for the global economy, which remain highly uncertain and difficult to predict;
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
CERTAIN TERMS AND CONVENTIONS
For a glossary of industry and other defined terms included in this annual report, see “Glossary of Terms” included elsewhere in this annual report.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The following references in this annual report have the meanings shown below:
•“PagSeguro Digital” or the “Company” mean PagSeguro Digital Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands.
•“PagSeguro Brazil” means PagSeguro Internet Instituição de Pagamento S.A., our primary operating company, a sociedade anônima incorporated in Brazil. PagSeguro Brazil is substantially wholly owned by PagSeguro Digital Ltd.
•“PagBank Holding” or “PagBank Participações” means PagBank Participações Ltda., a holding company incorporated in Brazil, which is wholly owned by PagSeguro Brazil.
•“We,” “us” and “our” mean PagSeguro Digital, PagSeguro Brazil and their respective subsidiaries on a consolidated basis.
•“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.
•“UOL” means Universo Online S.A., the controlling shareholder, of PagSeguro Digital. For more information regarding UOL, see “Item 7. Major Shareholders and Related Party Transactions.”
•“Brazilian government” means the federal government of Brazil.
•All references to the “Companies Act” are to the Cayman Islands Companies Act (2022 Revision) as the same may be amended from time to time, unless the context otherwise requires.

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
Data Protection – Privacy Notice
Scope
The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Act (2021 Revision), or the DPA, which came into effect in the Cayman Islands on September 30, 2019. This privacy notice puts investors in our Class A common shares on notice that through your investment in our Class A common shares, you will provide us with certain personal information which constitutes personal data within the meaning of the personal data, or DPA. We collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

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
Contacting PagSeguro Digital
For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact our investor relations office at +55 (11) 3914-9524.
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
The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. In cases as these, after an internal analysis, the Company may include relevant the subscriber on a restricted list, and decline all future financial transactions involving that subscriber. According to Brazilian anti-money laundering laws, this information must be reported to the Brazilian Council for Financial Activities Control, or COAF.
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
If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Terrorism Act (As Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Economic Substance
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act, in January 2019. The Company is required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As the Company is a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether the Company is carrying out any relevant activities and if so, whether the Company has satisfied economic substance tests to the extent required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. The Company may need to allocate additional resources and make changes to its operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject the Company to penalties under the Cayman Economic Substance Act.
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
The following tables summarize financial data for PagSeguro Digital as of December 31, 2021 and 2020 and for the three years ended December 31, 2021. The financial data as of December 31, 2021, 2020 and 2019 and for each of the three years ended December 31, 2021 are derived from our audited consolidated financial statements, included elsewhere in this annual report, except for the December 31, 2019 balance sheet data which are derived from our audited consolidated financial statements, not included elsewhere in this annual report.. The selected consolidated financial data as of and for the years ended December 31, 2021 and 2020 are derived from our year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes Ltda., with offices at Avenida Brigadeiro Faria Lima, 3732, 16º andar, São Paulo, SP, Brazil 04538-132, Caixa Postal 60054. The selected consolidated financial data as of and for the year ended December 31, 2019 are derived from our year-end financial statements audited by Ernst & Young Auditores Independentes, not included in this annual report, with offices at São Paulo Corporate Towers, Avenida Presidente Juscelino Kubitschek, 1909, Torre Norte, São Paulo, SP, Brazil 04543-011. These audited consolidated financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. PagSeguro Digital maintains its books and records in reais.
You should read this information in conjunction with the following other information included elsewhere in this annual report:
•our audited consolidated financial statements and related notes; and
•the information under “Item 5. Operating and Financial Review and Prospects.”

The following tables present our selected financial and operating data as of and for each of the periods indicated.
STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,
	2021	2021	2020	2019
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Revenue from transaction activities and other services	1,215.8	6,784.8	4,508.7	3,376.1
Revenue from sales	—	—	—	174.2
Financial income	629.8	3,514.4	2,177.4	2,030.5
Other financial income	26.8	149.5	128.6	126.4
Total revenue and income	1,872.4	10,448.7	6,814.7	5,707.2
Cost of sales and services	(1,035.0)	(5,775.9)	(3,772.3)	(2,762.1)
Selling expenses	(273.1)	(1,523.9)	(617.5)	(565.2)
Administrative expenses	(157.3)	(877.6)	(563.9)	(427.4)
Financial expenses	(141.7)	(790.6)	(109.2)	(38.1)
Other income (expenses), net	1.3	7.3	22.9	(1.9)
Operating profit before Income Taxes	266.6	1,488.0	1,774.7	1,912.5
Current income tax and social contribution	(21.5)	(119.8)	(62.8)	(24.5)
Deferred income tax and social contribution	(36.2)	(201.9)	(419.6)	(521.0)
Income Tax and Social Contribution	(57.6)	(321.7)	(482.4)	(545.5)
Net Income for the Year	209.0	1,166.3	1,292.3	1,367.0
Attributable to:
Equity holders of the parent	209.0	1,166.1	1,291.7	1,365.6
Non-controlling interests	—	0.2	0.6	1.4
Basic earnings per share attributable to equity holders of the parent – R$	0.6326	3.5303	3.9225	4.1613
Diluted earnings per share attributable to equity holders of the parent – R$	0.6291	3.5105	3.9163	4.1475

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using a rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2021 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2021 may not be indicative of current or future exchange rates.

OPERATING DATA

	At and For the Years Ended December 31,
	2021(1)	2021	2020	2019
Operating Statistics:
Active merchants at year-end (in millions)	N/A	7.7	7.0	5.3
TPV (in billions)	R$81.7	R$456.2	R$161.5	R$114.8
PagBank active users (in millions)	N/A	13.1	7.9	2.7

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using a rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2021 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2021 may not be indicative of current or future exchange rates.

BALANCE SHEET DATA
The following table presents the line items from PagSeguro Digital’s consolidated balance sheet data:

	At December 31,
	2021	2021	2020	2019
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	321.5	1,794.4	1,640.1	1,403.9
Financial investments	140.2	782.6	979.8	1,349.7
Accounts receivable	4,198.3	23,428.5	16,043.0	10,477.2
Inventories	8.9	49.5	30.4	61.9
Taxes recoverable	84.1	469.5	389.0	171.6
Other receivables	34.9	194.8	164.8	84.1
Total Current Assets	4,788.0	26,719.3	19,247.1	13,548.4
Non-Current Assets
Judicial deposits	7.2	40.2	7.4	5.7
Accounts receivable	41.0	228.9	33.6	29.9
Other receivables	2.1	11.7	10.3	7.2
Investment	2.8	15.7	16.4	1.5
Deferred income tax and social contribution	21.6	120.8	83.3	—
Property and equipment	410.2	2,289.1	1,802.6	400.0
Intangible assets	295.7	1,650.2	1,123.6	589.6
Total Non-Current Assets	780.7	4,356.5	3,077.2	1,033.9
TOTAL ASSETS	5,568.6	31,075.8	22,324.3	14,582.3

	At December 31,
	2021	2021	2020	2019
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	2,368.5	13,217.2	10,101.5	5,326.3
Trade payables	103.6	578.0	335.5	256.3
Payables to related parties	97.4	543.6	58.3	22.2
Derivative financial instruments	2.6	14.3	—	—
Deposits	547.7	3,056.4	572.0	—
Borrowings	180.2	1,005.8	—	—
Salaries and social security charges	46.5	259.7	175.2	106.8
Taxes and contributions	11.5	63.9	26.0	124.0
Provision for contingencies	5.0	27.7	17.1	11.9
Deferred revenue	29.1	162.6	186.2	—
Other liabilities	13.2	73.7	102.6	45.6
Total Current Liabilities	3,405.2	19,002.9	11,574.5	5,893.1
Non-Current Liabilities
Deferred income tax and social contribution	249.4	1,391.8	1,132.6	630.9
Deposits	13.9	77.6	194.1	—
Provision for contingencies	2.5	13.9	11.7	—
Deferred revenue	3.1	17.3	27.3	—
Other liabilities	12.6	70.2	56.6	43.3
Total Non-Current Liabilities	281.5	1,570.7	1,422.4	674.2
TOTAL LIABILITIES	3,686.7	20,573.6	12,996.9	6,567.3
TOTAL EQUITY	1,881.9	10,502.2	9,327.5	8,015.0
TOTAL LIABILITIES AND EQUITY	5,568.6	31,075.8	22,324.3	14,582.3

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using a rate of R$5.5805 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2021 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2021 may not be indicative of current or future exchange rates.

NON-GAAP FINANCIAL MEASURES
We present non-GAAP financial measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP financial measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, which may not be indicative of our core operating results and business outlook.
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

Reconciliation of Non-GAAP Financial Measures
The following table presents a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	Percent Change	2020
	(in millions of reais, except for amounts per share)

Total revenue and income	10,448.7	53.3%	6,814.7
Non-GAAP total revenue and income	10,448.7	53.3%	6,814.7
Total expenses	(8,960.7)	77.8%	(5,040.0)
Less: Share-based long-term incentive plan (LTIP)	370.6	79.0%	207.0
Less: M&A Expenses	21.9	167.1%	8.2
Non-GAAP total expenses(1)	(8,568.2)	77.6%	(4,824.8)
Profit before income taxes	1,488.0	(16.2)%	1,774.7
Plus: Total non-GAAP Adjustments	392.5	82.3%	215.2
Non-GAAP profit before income taxes(2)	1,880.5	(5.5)%	1,989.9
Income tax and social contribution	(321.7)	(33.3)%	(482.4)
Less: Income tax and social contribution on non-GAAP adjustments	(133.5)	82.3%	(73.2)
Non-GAAP deferred income tax(3)	(455.2)	(18.1)%	(555.6)
Net income	1,166.3	(9.8)%	1,292.3
Plus: Total non-GAAP adjustments, net of income tax and social contribution	259.0	82.4%	142.0
Non-GAAP net income(4)	1,425.3	(0.6)%	1,434.3
Basic earnings per share attributable to equity holders of the parent — R$	3.5303	(10.0)%	3.9225
Diluted earnings per share attributable to equity holders of the parent — R$	3.5105	(10.4)%	3.8933
Non-GAAP basic earnings per share attributable to equity holders of the parent — R$(5)	4.6796	7.5%	4.3539
Non-GAAP diluted earnings per share attributable to equity holders of the parent — R$(5)	4.6530	7.0%	4.3470

(1)
Non-GAAP total expenses excludes the “non-GAAP adjustments” comprised of::
(i) Shared-based long term incentive plan, or LTIP, expenses in the total amount of R$370.6 million (R$207.0 million in the year ended December 31, 2020), consisting of expenses for equity awards under our LTIP. We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total amount of LTIP expenses is allocated between Cost of services, Selling expenses and Administrative expenses; and
(ii) M&A expenses in the total amount of R$ 21.9 million (R$8.2 million in the.year ended December 31, 2020). We exclude M&A expenses from our Non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business;

(2)	Non-GAAP profit before income taxes reflects the adjustments described in footnote (1) above for LTIP expenses and, M&A expenses.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the LTIP expenses and, M&A expenses described in footnote (1) above.
(4)	Non-GAAP net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.
Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report into U.S. dollars. The exchange rate for reais into U.S. dollars was R$5.5805 to U.S.$1.00 as of December 31, 2021, R$5.1967 to U.S.$1.00 as of December 31, 2020 and, R$4.0307 to U.S.$1.00 as of December 31, 2019, in each case, the commercial selling rate for U.S. dollars as reported by the Central Bank. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.5805 to US$1.00. Such translations should not be construed as representations that the real amounts represent, have been or could be converted into U.S. dollars at the rates indicated or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2021 may not be indicative of current or future exchange rates. For more information on risks relating to exchange rate fluctuations on our business, see “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.”

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
For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2021, 80% of our customers accessed our platforms through mobile devices, compared with 77% in the year ended December 31, 2020. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.
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
We compete in markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We compete with existing providers of digital payment solutions, in-person payments via POS, free digital accounts, prepaid cards and acquisition activities. In the online digital payments market, we compete primarily with international online payment services, such as PayPal, and regional players, such as MercadoPago from MercadoLibre. In the POS payments market, we compete primarily with international players, such as SumUp/Payleven, and regional players, such as MercadoPago from MercadoLibre. As is the case with the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, Pix (a 24/7 instant payment platform sponsored by the Brazilian government), money orders and electronic bank deposits.

We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources than we do to the development, promotion and sale of products and services, and they may be more effective in introducing innovative products and services that hinder our growth. Competing services tied to established banks and other financial institutions may offer greater liquidity and create greater consumer confidence in the safety and efficiency of their services than PagSeguro. Mergers and acquisitions by or among these companies may lead to even larger competitors with more resources. We also expect new entrants to offer competitive products and services. For example, established banks and other financial institutions currently offer online payments and those, which do not yet provide such services could quickly and easily develop them. Certain merchants have longstanding exclusive, or nearly exclusive, relationships with our competitors to accept payment cards and other services that we offer. These relationships may make it difficult or cost prohibitive for us to conduct material amounts of business with them. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will suffer serious harm.
We may also face pricing pressures from competitors. Certain competitors are able to offer lower prices to merchants for similar services by cross subsidizing their digital payments services using other services they offer. This competition may mean we need to reduce our pricing, which could reduce our profits. As they grow, merchants may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to this, further reducing our profits. If market conditions require us to increase the discounts or incentives we provide, our business could suffer serious harm.
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
Specifically, we have entered into IT services agreements with UOL Diveo and Amazon Web Services, Inc, or AWS, which are both focused on IT infrastructure management services and cloud computing as well as the development of software and services to promote digital transformation. UOL Diveo is controlled by our parent company UOL and, therefore, our affiliate. Under these contracts, the two companies provide us with internet data centers to host our sites and keep them operational, and we rely on them and their operational, privacy and security procedures and controls and their ability to keep our sites operational. In December 2019, the colocation agreement that we entered into with UOL Diveo was assigned to UD Tecnologia, a subsidiary of UOL Diveo that was sold to Digital Colony in April 2020 and rebranded as Scala Data Centers S.A., or Scala Data Centers, which is not a related party of ours. Failure by IT services providers to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and increased costs, which could materially affect our reputation or results of operations. In addition, we rely in part on external IT services providers to advise us of any security breaches. If any of those providers do not provide us with notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace our external IT services providers, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues that may harm our business. For more information on our agreement with UOL Diveo, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Any disruptions or service interruptions that affect our sites could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Some of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Any of the above disruptions could seriously harm our results of operation.
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
In 2021, we experienced a cyberattack that targeted one of our subsidiaries, Wirecard Brazil Instituição de Pagamento S.A. (formerly Wirecard Brazil S.A.), or MOIP, which we acquired in October 2020. The incident occurred between September 25, 2021 and September 29, 2021, during which the hackers demanded that specified payments be made to prevent the public disclosure or sale of the targeted data that was compromised, which included personal profile information of MOIP customers. At the time of the cyberattack, MOIP had a distinct and separate IT server and operating environment from the rest of our IT platform and systems, and therefore none of our databases, customer information or systems were subject or comprised during the incident, or formed part of the compromised data, beyond those independently within the MOIP IT environment. We promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the ANPD and Central Bank on October 7, 2021, followed by delivery of further requested information to the ANPD on January 5, 2022 and April 8, 2022. While our review of the incident has not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details, and our IT systems (including the MOIP IT environment) are operating normally, we cannot be certain that we will not encounter adverse consequences of this incident or other weaknesses, vulnerabilities or deficiencies that could seriously harm our business, financial condition or results of operations. For more information, see “Item 4. Information on the Company—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”

In addition, under card rules and our contracts with our card processors, if there is a breach of card information that we store, we could be liable to the payment card issuers for their cost of issuing new cards and related expenses. We also expect to spend significant additional resources to protect against security or privacy breaches, and may be required to address problems caused by breaches. Additionally, while we maintain insurance policies, we do not maintain significant insurance policies specifically for cyberattacks and our current insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies.
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
In 2018, Law No. 13,709/2018, the General Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, was enacted, as amended by Law No. 13,853/2019, to govern the practices related to the use of personal data, replacing the sparse and sectoral standards that previously regulated rights to data privacy and protection in Brazil. The LGPD became effective on September 18, 2020, but the application of the administrative penalties provided for in the LGPD was postponed to August 1, 2021. By creating a microsystem of rules impacting all sectors of the economy, the LGPD provides a new legal framework to be observed in personal data processing operations. Among other provisions, it establishes the rights of data subjects, the legal bases applicable to the protection of personal data, the requirements for obtaining consent on the use of such data, when applicable, the obligations and requirements relating to security incidents and leaks and data transfers, as well as the authorization for the creation of the Brazilian Data Protection Authority or ANPD, which is the entity responsible for regulating and supervising the application of the LGPD and other data protection laws as well as imposing sanctions in the event of noncompliance with the legal rules and obligations. On August 26, 2020, the Brazilian government issued Decree No. 10,474/2020, approving the regulatory framework and list of commissioned positions for the ANPD. The decree became effective in November 2020, when ANPD’s chief executive officer appointment was published in the Brazilian official federal newspaper.
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
Personal data subjects are entitled to the following rights, which we must ensure: (i) to obtain confirmation of existence of personal data processing, (ii) to access their personal data, (iii) to correct all incomplete, inaccurate or outdated personal data, (iv) to carry out portability processes to transfer personal data to another service or product, in accordance with the additional regulations to be set forth by the ANPD, (v) to request the deletion of processed personal data based on consent, or the right to revoke their previously given consent, (vi) to obtain information on government and private-sector entities with whom those responsible for data processing have shared their data, (vii) to be allowed to deny consent to personal data processing and to be advised of the consequences of that denial, and (viii) to request the review of decisions made solely based on automated processing. The LGPD also establishes that the following information must be provided to data subjects, including through privacy notices: (i) the specific purpose of such processing, (ii) processing methods and duration, (iii) the identity of the data controller, (iv) the contact information of the data controller, (v) information with regards to the sharing of personal data with third parties and its purpose and (vi) description of responsibilities, particularly the responsibilities of the processing agents involved.

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
If our operations and business model are not in compliance with the LGPD’s rules, we may be subject to formal warnings, public sanctions, the deletion of data or the suspension of data processing activities. Furthermore, we may be subject to a fine equal to up to 2% of our gross sales, or the gross sales of our economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50.0 million per violation. In addition, we may be held liable for individual or collective material moral damages caused by our failure to meet any of the obligations set forth by the LGPD. We may be held legally responsible for paying damages to users harmed by violations of their rights as personal data subjects, such as their rights to transparency, in that they may obtain information regarding the processing of their personal data and other rights set forth in the LGPD.
If we are found to not have sufficiently provided information about the processing of personal data in accordance with the requirements set forth by the LGPD, we may also face administrative sanctions by public entities and regulatory bodies that govern personal data, consumer protection and public interests.
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
PagSeguro Brazil, MOIP, and BancoSeguro S.A., or BancoSeguro, are each authorized by the Central Bank to operate as payment institutions, in the case of PagSeguro Brazil and MOIP, and as a financial institution, in the case of BancoSeguro. As payment institutions, PagSeguro Brazil and MOIP are both licensed by the Central Bank as issuers of electronic currency and acquirers, PagSeguro Brazil’s authorization having been issued by the Central Bank on October 17, 2018. In addition, PagSeguro was authorized by the Central Bank on March 16, 2019 to operate as a payment institution of post paid accounts in order to act as an issuer of post-paid cards (such as credit cards) within third-party payment schemes. Currently, our digital payments activity as payment scheme settlors (in the case of PagSeguro Brazil and MOIP) is exempt from authorization.
In addition, early payment of receivables is part of our activities. Law No. 12,865/2013 prohibits payment institutions such as PagSeguro Brazil and MOIP from performing activities that are limited to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is limited to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing this feature or limiting the fees we usually charge, our financial performance could be negatively affected. For further information regarding these regulatory matters, see “Item 4. Information on the Company—Regulation—Regulation of the digital payments industry in Brazil.”
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
Brazilian payment institutions and financial institutions have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect BancoSeguro’s, MOIP’s and PagSeguro Brazil’s operations and financial results.

Furthermore, if we are found to be in violation of any current or future regulations, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to resolution regimes such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil, MOIP or BancoSeguro. We could also be subject to private lawsuits. Any of these consequences could seriously harm our business and results of operations.
We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition, results, or operations.
We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks and that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to consider the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment. Any additional privacy laws or regulations could seriously harm our business, financial condition or results of operations.
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

At the municipal level, the Brazilian government enacted Supplementary Law No. 157/2016, which imposed changes regarding the taxes applied to services we render. Once these changes are enforced, our taxes will be due in the municipality in which the acquirer of our services is located, rather than in the municipality in which our facilities are located. This obligation took force in January 2018, but its enforcement has been delayed by Direct Unconstitutionality Action No. 5835, or the ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/2016’s constitutionality before the Brazilian Federal Supreme Court, or STF, arguing that the new legislation would adversely affect companies due to the increased costs and bureaucracy that would come with making ISS tax payments to several municipalities and complying with tax reporting obligations connected therewith. As a result, the STF granted an injunction to suspend the enforcement of Supplementary Law No. 157/2016. A final decision on this matter is currently pending. Moreover, the Brazilian government recently enacted Supplementary Law No. 175/2020, which implemented additional changes to the collection of ISS taxes on certain services, including debit or credit card services, and provided that ISS taxes due for the rendering of these services be paid to the municipality in which the recipient of the service is located. Despite the enactment of Supplementary Law No. 175/2020, due to the preliminary injunction that was granted by the STF in 2018 in response to the ADI, it can be argued that our obligation to pay ISS taxes to the municipality of our service’s recipient is also currently suspended. The STF issued a decision on the ADI concerning the constitutionality of the provisions encompassed by Supplementary Law No. 157/2016 that set forth the jurisdiction shift over ISS tax collections from the municipality of the service provider to the municipality of the service’s recipient. It could therefore be argued that the legal basis that supports Supplementary Law No. 175/2020 is currently suspended and, as a result, the obligations set forth by this law shall be understood as suspended as well. Supplementary Law No. 175/2020 also provided that ISS taxes due should be reported by the 25th day of the month following the taxable event, using a standardized electronic system, in accordance with standards to be established by the Management Committee of Ancillary Obligations (Comitê Gestor das Obrigações Acessórias), or the CGOA. There is not established timeframe for the implementation of the new standardized electronic system that will be designed by CGOA, and the CGOA members were only appointed on January 18, 2021, through the enactment of Statement No. 01/2021, by the National Confederation of Municipalities.
Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities, judicial or administrative courts and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and to collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
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
We incur losses and expenses due to claims from consumers that merchants have not performed or that their goods or services do not match the merchant’s description. We seek to recover these losses and expenses from the merchant but may not be able to recover them in full when the merchant is unwilling or unable to pay. We also incur losses and expenses from claims that the consumer did not authorize the purchase, from consumer fraud and from erroneous transmissions. In addition, if the losses we incur related to card transactions become excessive, they could potentially result in a loss of our right to accept cards for payment. If we were unable to accept cards, the number of transactions processed through our platform would decrease substantially and our business would be harmed. We are also subject to the risk of fraudulent activity by merchants, consumers of products purchased through our platform, or third parties handling our user information. We take measures to detect and reduce the risk of fraud, but these measures need to be continually improved and may not be effective against new and continually evolving forms of fraud or in connection with new product offerings. If these measures fail, our business could be harmed.

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
We rely on UOL, our largest shareholder, and its subsidiaries for several business services, particularly: telecommunications services; infrastructure, corporate, litigation and back-office services. UOL and its subsidiaries also provide us with advertising and media space and resell cloud services to us. For further details of these services, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
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

Increases in interest rates may harm our business
Processing consumer transactions made using credit cards, as well as providing early payment of receivables to merchants when consumers make credit card purchases in installments, both make up a significant portion of our activities. In general, when Brazilian interest rates increase, consumers are more likely to may choose to make fewer purchases using credit cards; and fewer merchants may decide to use our early payment of receivables feature if our overall financing costs require us to increase the discount rate we charge for this feature. Either of these factors could cause our business activity levels to decrease.
Following significant decreases in Brazilian and global interest rates from the start of the COVID-19 pandemic, in March, 2021, the Central Bank began increasing the SELIC interest rate, which was 2% at the beginning of 2021 and eventually rose to 9.25% in December 2021. This increase resulted in a significant reduction in our margin, and in October 2021, we decided to raise the prices we charge our merchants, mainly affecting merchants who were benefiting from promotional prices. Implementing these price increases has been done over a period of time, and we intend to offset a portion of the resulting cost increases such that we maintain a rate of customer churn close to our historical levels. We adjusted our merchants’ prices through the beginning of April 2022, and we intend to continue observing market activity to consider making any further pricing adjustments. Further increases in the Brazilian interest rate levels and other factors could lead us to implement further price increases, which could have an adverse effect on our business and financial results.
The e-commerce market in Brazil is developing, and the expansion of our business depends on the continued growth of e-commerce, as well as increased availability, quality and usage of the internet in Brazil.
Our future revenues from digital payments depend substantially on consumers’ widespread acceptance and use of the internet to conduct commerce. Rapid growth in the use of the internet (particularly to provide and purchase products and services) is a relatively recent phenomenon in Brazil and we cannot assure you that this rapid growth of acceptance and usage will continue.
Internet penetration in Brazil may never reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. The infrastructure for the internet in Brazil may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may impede improvements in internet reliability in Brazil. If telecommunications services are not sufficiently available to support the growth of the internet in Brazil, response times could be slower, which would reduce internet usage and harm our services. In addition, even if internet penetration in Brazil increases, this may not lead to growth in e-commerce due to several factors, including lack of confidence by users in online security.
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
With the goal of increasing our transaction business and POS device offerings, we invest broadly in our POS unit technology. Our products, such as the Moderninha and the Minizinha, often require investments with long lead times. An inability to forecast the success of a particular product correctly could harm our business. We must forecast inventory needs and expenses and place orders sufficiently in advance with our third-party suppliers and contract manufacturers based on our estimates of future demand for products. Our ability to forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for our competitors’ products, unanticipated changes in general market conditions, and the change in economic conditions.
If we underestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver enough product to meet our requirements, and we may experience a shortage of that product available for sale or distribution. The shortage of a popular product could seriously harm our brand, our seller relationships, the acquisition of additional sellers and our total transaction business. If we overestimate demand for a particular product, we may have excess inventory for that product and the excess inventory may become obsolete or out of date. Inventory levels more than demand may lead us to write down or write off the inventory or sell excess inventory at further discounted prices, which could harm our profit and our business.
Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.
Some of the key components used to manufacture our POS devices, such as the chip and pin reader, come from limited sources of supply. In addition, although we are expanding our range of POS devices derived from different providers, we currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices. The agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and we do not have agreements with these suppliers. In particular, we entered into an Agreement for the Supply of Equipment on June 26, 2014, as amended from time to time, with PAX BR Comércio de Equipamentos de Informática Ltda., or PAX Brazil, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire Brazil, and Net+Phone Telecomunicações Ltda, or Net+Phone, which sets forth the types of POS devices to be sold by PAX Brazil, Transire Brazil and Tec Toy S.A., or Tectoy, to us and the standard terms and conditions governing this supply of POS devices. PAX Brazil, Transire Brazil and Tectoy together serve as our main supplier of POS devices. Consideration payable to PAX Brazil, Transire Brazil and Tectoy under this agreement is determined by the number of POS devices ordered by us.
In October 2021, media reports disclosed an investigation by U.S. authorities into the activities of PAX Technology. We do not have direct commercial arrangements with PAX Technology, but rather we purchase the POS device hardware – not software – from local assemblers in Brazil that buy the components from PAX Technology and certain other suppliers. Different from other companies in the sector, we (as an acquirer) develop and install the software on the POS devices that we source from third-party suppliers in order to provide us with greater control over related data and security features of our services using POS devices, and we do not exchange any information regarding our customers, merchants or transactions with other third-party suppliers. However, we understand that the PAX Technology investigation is ongoing, and it ultimately could have an adverse impact on the global market for POS devices and related components, which in turn could have a negative effect on our business, reputation or financial results.

In addition, due to reliance of our POS manufacturers on components from limited sources, we are subject to the risk of shortages and long lead times in the supply of certain products. If our manufacturers cannot find alternative sources of supply, we could be subject to components shortages or delays or other problems in product assembly. In addition, various sources of supply-chain risk, including strikes or shutdowns, loss of or damage to our products while they are in transit or storage, natural disasters or the occurrence of a contagious disease or illness, such as the COVID-19 outbreak that the World Health Organization, or the WHO, designated as a pandemic in March 2020, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, the inability of our manufacturers to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, or difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices, would harm our ability to provide our POS devices or other services to our merchants on a timely basis. This could hurt our relationships with our customers, prevent us from acquiring new customers, and significantly harm our business. We may also experience a shortage in some of the key components used to manufacture our POS devices due to disruptions caused by the current COVID-19 pandemic, particularly in China where these components are manufactured. Any continued operating complications caused by COVID-19, including any prolonged period of travel, workplace closures, stay at home and quarantine orders, mobility limitations, commercial and other similar restrictions, may result in shortages which would hinder our ability to provide our POS devices or other services to our merchants on a timely basis, which could have a material adverse effect on our results of operations and financial position. For more information on risks relating to COVID-19, see “An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
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
The loss of any member of our management team and our inability to make up for such loss with a qualified, replacement could harm our business.
Our business depends upon the efforts and skill of our senior management, who has played an important role in shaping our company culture. Our future success depends to a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to set up or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and non-competition agreements we have entered with our senior management team are sufficiently broad or effective to prevent them from resigning in order to set up or join a competitor, or that the non-competition agreements would be upheld in a court of law. In the event that a number of our senior management members leave our company, we may have difficulty finding suitable replacements, which could seriously harm us.

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
We partially rely on card issuers or card schemes to process our transactions and must pay a fee for this service. From time to time, card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. Credit card processors have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. In addition, card schemes have imposed and may again impose special assessments for transactions that are executed through a “digital wallet,” and these fees could particularly affect us and significantly increase our costs. These increased fees increase our operating costs and reduce our profit margins.
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
Our operating results are affected by the condition of the economy in Brazil and other countries around the world. Our business and financial performance may be harmed by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and recession. These factors have been adversely affected by the COVID-19 pandemic in Brazil, which has caused increases in unemployment rates, inflation rates and energy and fuel costs, and interest rates, as well as significant financial market volatility. Additionally, we may experience difficulties in operating and growing our operations because of economic pressures. For more information on the effects of the COVID-19 pandemic, see “An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
Furthermore, geopolitical instability arising from conflicts, such as the ongoing war in Ukraine, and the resulting imposition of sanctions, taxes or tariffs against Russia and Russia’s response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Such events could have an adverse effect on our business and financial performance through increased worldwide inflation, greater compliance costs, higher volatility in foreign currency exchange rates, destabilized supply chains and further market disruptions, including from cyberattacks targeting technologies that we rely on or the markets in which we or our customers operate.
As a business that depends on consumer discretionary spending, we may suffer harm if our merchants’ customers reduce their purchases due to continued job losses, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, lower consumer confidence, uncertainty or changes in tax policies and tax rates. Decreases in customer traffic or average value per transaction negatively affect our financial performance, and a prolonged period of depressed consumer spending could seriously harm our business. Promotional activities and decreased demand for consumer products, including higher-end products, could affect our profitability. The potential effects of the ongoing economic crisis in Brazil are difficult to forecast and mitigate. Any of the foregoing could seriously harm our business, results of operations and financial condition and could cause the trading price of our Class A common shares to decline.

Customer complaints or negative publicity about our customer service could reduce usage of our products and, as a result, our business could suffer.
Customer complaints or negative publicity about our customer service could severely diminish consumer confidence in and use of our products. Breaches of our customers’ privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. Effective customer service requires significant expenses, which, if not managed properly, could affect our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence.
We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business.
We, like our platforms, are susceptible to potentially illegal or improper uses. These may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, cyberattacks, child pornography, trafficking, terrorist financing, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. The owners of intellectual property rights or government authorities may seek to bring legal action against us if our platform is used for the sale of infringing items. These claims could result in reputational harm and any resulting liabilities, loss of transaction volume or increased costs could harm our business.
In addition, our services could be subject to unauthorized credit card use, identity theft, employee fraud or other internal security breaches. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by any breaches. Laws may require us to notify regulators, customers or employees of security breaches and we may be required to reimburse customers or banks for any funds stolen because of any breaches or to provide credit monitoring or identity theft protection in the event of a privacy breach. These requirements, as well as any additional restrictions that may be imposed by credit card companies, could raise our costs significantly and reduce our attractiveness.
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
We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures, we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. For example, in 2021, we experienced a cyberattack that targeted our subsidiary MOIP. For more information about that incident, see “Our business is subject to cyberattacks and security and privacy breaches.” We continue to monitor and review, on an ongoing basis, our IT systems, policies and security in an effort to avoid or remedy weaknesses, vulnerabilities or deficiencies. For more information, see “Item 4. Information on the Company—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”

Any future security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. Our security measures and remedial actions to address past cyberattacks may fail to prevent future security breaches, which could harm our business and financial results.
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
However, contractual arrangements and other steps we have taken to protect our intellectual property may not prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. Trademark, copyright, patent, domain name, trade dress and trade secret protection are expensive to maintain and may require litigation. Protecting our intellectual property rights and other proprietary rights is expensive and time-consuming and may not be successful in every jurisdiction. Also, we may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. We have licensed certain of our proprietary rights, such as trademarks or copyrighted material, to others in the past, and expect to do so in the future. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation. Any failure to protect or enforce our intellectual property rights adequately, or significant costs incurred in doing so, could materially harm our business.
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
We must constantly add new hardware, update software, enhance and improve our billing and transaction systems, and add and train new engineers and other personnel to accommodate the increased use of our platforms and the new products and features we regularly introduce. This upgrade process is expensive, and the increasing complexity and enhancement of our website and mobile app results in higher costs. Failure to upgrade our technology, features, transaction processing systems, security infrastructure, or network infrastructure and customer channels or interfaces to accommodate increased traffic or transaction volume could harm our business. Adverse consequences could include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of users’ experiences of our services and delays in reporting accurate financial information.
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
BancoSeguro, PagSeguro Brazil and MOIP may have insufficient capital to meet the capital requirements of the CMN and the Central Bank.
Brazilian financial institutions must comply with the rules of the CMN and the Central Bank on capital adequacy, including minimum capital, which generally follow the Basel III regulatory framework. We cannot guarantee that BancoSeguro, upon increasing its operations, will have sufficient funds or resources available for its capitalization in the future, which could result in its inability to meet the capital adequacy requirements of the CMN and the Central Bank.
In addition, non-compliance with capital adequacy requirements may adversely affect BancoSeguro’s ability to distribute dividends and interest on equity to shareholders and may adversely affect its ability to operate and lend, which could cause BancoSeguro to sell its assets or take other measures that may adversely affect BancoSeguro’s, and consequently our, operating results and financial condition. If BancoSeguro were not able to comply with these capital adequacy requirements, regulators may impose sanctions on BancoSeguro, including administrative proceedings, fines, disqualification of directors and even withdrawal of operating authorization, which could have a material adverse effect on BancoSeguro’s, and consequently our, operations and financial conditions.
Moreover, on March 11, 2022, the Central Bank enacted a set of new rules providing for regulatory capital requirements applicable to payment institutions. This new framework, which will be gradually implemented beginning on January 1, 2023 and come fully into force by January 2025, will extend the proportionality of regulatory requirements that are currently applicable to conglomerates led by financial institutions to include conglomerates led by payment institutions.
Under this new regulation, certain of the Brazilian operating entities in our Group structure composed of BancoSeguro, PagSeguro Brazil and MOIP, will be classified as a Type 3 conglomerate, which is defined as a prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Central Bank subject to Law No. 4,595/64. For additional information, see “Item 4.—Regulation—Regulation of the Payment Industry in Brazil—Recent Developments on Regulatory Capital Requirements for Payment Institutions”.
If BancoSeguro, PagSeguro Brazil and MOIP are not able to comply with the new regulatory capital requirements, the Central Bank may impose sanctions on these entities, which could have a significant adverse effect on our operations and financial conditions.
BancoSeguro’s, PagSeguro Brazil’s and MOIP’s businesses are highly dependent on the current Brazilian regulatory environment, and changes in regulation may affect our results and the development of our activities.
The Brazilian government has historically implemented or modified regulations that affect Brazilian financial institutions as part of its economic policy implementation. Such regulations are continuously modified by the Brazilian government to control credit availability and to reduce or increase consumption. Some of these controls are temporary in nature and may be modified from time to time in accordance with Brazilian government credit policies. Other controls have been introduced and have either remained stable or were gradually reduced. Such changes may adversely affect BancoSeguro’s, PagSeguro Brazil’s and MOIP’s, and consequently our, future operations and revenues.

The growth of our credit portfolio of transactions through BancoSeguro could increase the default rates in our total portfolio, and the systems and methods of identification, analysis, management and control of risks related to our customer portfolio could be insufficient to prevent losses.
BancoSeguro may expand its credit portfolio of transactions, increasing the origination and approval of new transactions, which could lead to an increase in late payments, default rates and expenses related to provisions, which would negatively affect our results of operations. Changes in interest rates and other variable market indexes could negatively affect our financial results. Our success depends on, among other factors, the balance between the risks and returns. We conduct credit checks on each of our customers to assess their risk profile, but we cannot assure you that our risk management systems will be sufficient to prevent losses from undetected risks in our customer portfolio, which could have a material adverse effect on our results of operations and financial condition.
Our financial success is sensitive to the method consumers choose to make payments, since these methods differ in profitability. Our profitability could be harmed if there is an increase in the proportion of our business funded using less profitable methods.
In connection with our acquiring business, we pay transaction fees to card schemes, banks and other intermediaries that vary according to the method chosen by consumers to fund payment transactions. These transaction fees are higher when consumers fund payments using credit cards, and lower when consumers fund payments with debit cards. Transaction fees are nominal when customers fund payment transactions by digital transfer of funds from bank accounts, and we pay no fees when customers fund payment transactions from an existing PagSeguro account balance. Our financial success is therefore sensitive to changes in the proportion of our business funded by consumers using credit, debit and prepaid cards, which would increase our costs if we were unable to adjust the rates we charge our customers accordingly. Consumers may resist funding payments by digital transfers from bank accounts because of the incentives offered by credit cards, for example, or general concerns about providing bank account information to a third party.
In connection with our issuing business, we earn interchange revenues that vary according to the type of card that we issue to our customers (a credit, debit or prepaid card). These interchange fees are subject to the terms defined by the card schemes, and in certain cases, these fees may also be subject to terms defined by regulators. Thus, our business and financial condition may be negatively affected by the terms of interchange fees established by card schemes and regulators.
As our payments ecosystem, merchant services and banking solutions include both acquiring and issuing business activities, changes in interchange rates that may negatively affect one side of our business may also positively affect the other side of our business. However, we cannot ensure that this correlation will offset a negative overall impact on our business and financial condition because of such variations in interchange rates and payment methods utilization mix.
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

As of December 31, 2021, we had approximately 11,098 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for non-compliance that could have a negative impact on our results of operations.
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
We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. As of December 31, 2021, we have recorded R$38.2 million in provisions for current civil, labor and tax proceedings and no provisions for non-current proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.
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
We may occasionally acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results.
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
We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly PagSeguro Brazil, our Brazilian operating company, which we refer to as PagSeguro Brazil. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares or Class B common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares,” “Risks Relating to Our Class A Common Shares—We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.” and “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
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
Natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, or pandemic such as the outbreak of COVID-19, or other events, such as wars, acts of terrorism, political events, environmental accidents, power shortages or communication interruptions could seriously harm our business. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and seriously harm our business and results of operations. In addition, our net sales could be significantly reduced to the extent that a natural disaster, health epidemic, pandemic or other major event harms the economy of Brazil or any other jurisdictions where we may operate. Our operations could also be severely disrupted if our customers, merchants or other participants were affected by natural disasters, health epidemics or pandemic or other major events.
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

Should the number of infected patients further increase in Brazil, it is possible that these disruptions would further affect the Brazilian economy and the financial markets, consequently having an adverse effect our results of operations and the trading price of our common shares. For example, if any Brazilian residents, including our employees, are suspected of having contracted a communicable disease such as the coronavirus, they may be subjected to quarantines, in addition to the stay-at-home orders and mobility limitations already applicable to the general population in various Brazilian cities. On a business level, this could mean that our or other companies’ operations may be suspended. Any such further outbreak could more generally restrict economic activities in affected regions in Brazil, resulting in reduced business volume or temporary closures of our or other companies’ facilities, or otherwise disrupting our business operations. In particular, we may experience a shortage in some of the key components used to manufacture our POS devices due to disruptions caused by the current COVID-19 pandemic, particularly in China, where these components are manufactured. In addition, Brazil has been facing the emergence of new COVID-19 variants, which have been causing a significant increase in the number of infections, hospitalizations and deaths. This could prolong the COVID-19 pandemic in Brazil and across the world, and result in new quarantine and lockdown periods, travel and public transport restrictions, prolonged closure of workplaces, supply chain disruptions and a general reduction in consumption. New COVID-19 variants may adversely affect the capital markets and the price of our common shares.
As a result of the COVID-19 pandemic, we implemented a remote working arrangement for our employees, which could adversely affect our ability to execute our business plans and operations. Should, for example, a natural disaster, power outage, connectivity issue or any other similar event impact our employees’ ability to work remotely, it could be difficult or even impossible to maintain our business activities for a substantial period. In addition, remote working may amplify certain risks to our businesses due to increased demand for information technology resources combined with increased risk of “phishing” frauds and other cybersecurity attacks, increased risk of unauthorized dissemination of sensitive personal or confidential information and increased risk of business interruptions. We may also face transportation difficulties to seek new clients as a result of the restrictive measures imposed in response to the COVID-19 pandemic and a deterioration in our customer service quality due to the remote working arrangements we have implemented. We may be obligated to take further measures if required by the applicable government authorities or if we determine they are in the best interest of our employees, customers and business partners. In addition, if the COVID-19 pandemic continues, our business may be impacted by changes in consumer spending patterns. Factors that could affect consumer willingness to purchase non-essential items include, but are not limited to, general business conditions, employment levels, interest rates, tax rates, consumer credit availability, consumer confidence in future economic conditions or risks and public perceptions of risks related to epidemics or pandemics, such as the COVID-19 pandemic. In the event of a prolonged economic downturn or acute recession, consumer behavior may be adversely affected, causing our results of operations to fall below expectations.
It is unclear how the COVID-19 pandemic will evolve throughout 2022 and the following years. In the first quarter of 2021, we experienced a new round of lockdown measures across Brazil due to “Delta” strain infections, which resulted in closures of public and private establishments and an increase in the number of COVID-19 cases and hospitalizations, leading the government to implement additional restrictions. During this period, our business volumes decreased, negatively affecting our financial performance and condition. Since the second quarter of 2021, the number of cases in Brazil began to decrease again, and restrictions were slowly eased throughout the year, leading to improvements in our financial results from an increase in credit transactions instead of debit, in addition to an increase in the number of new customers using our instant prepayment products. The increase in demand for our instant prepayment products greatly increased our working capital needs, which were covered by CD issuances, CCB hiring and additional deposits made by merchants and consumers, and the securitization of receivables through bank issuers. It is difficult to predict how the COVID-19 pandemic will evolve and whether any future restrictions may be imposed that may result in difficulties related to employee absences, supply chain disruptions, deterioration of our customers’ financial health, higher costs and expenses associated with customers cutting costs and not engaging with our services and products, among other operational difficulties. We may need to adopt further contingency measures, which may adversely affect our results of operations and financial condition.
In addition, the COVID-19 pandemic has caused substantial changes in consumer behavior, restrictions on business and individual activities and higher unemployment rates, which have led to reduced economic activity. Extraordinary actions taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world, such as travel bans, quarantines, “stay-at-home” orders, suspension of interest accrual and similar mandates for many individuals and businesses to substantially restrict daily activities, have caused and may continue to cause a decrease in consumer activity generally.

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
It is expected that during 2022, the Brazilian government will address two other important reforms regarding the tax system and administrative structure that may affect the macroeconomic environment. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise. Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations —Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending.”

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
The economic outlook for 2022 continues to face significant uncertainties. Since 2020, the Brazilian economy was expected to continue recovering at a moderate pace. However, due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 4.1% in gross domestic product, or GDP. However, in 2021, the Brazilian economy grew 4.6% in GDP, reflecting the increased activity experienced in various Brazilian industries, such as transportation, services and logistics. As of January 2022, according to the International Monetary Fund, or the IMF, Brazil’s GDP growth rate for 2022 is expected to be stagnant, estimated at 0.3%, mainly due to persistently high inflation, the consequent sharp rise in interest rates, and the worsening of family and business confidence indicators, in addition to the uncertainty in global markets caused by the ongoing war in Ukraine.
In addition, various investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have continued to negatively impact the Brazilian economy and political environment.
Under “Operação Lava Jato” members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies, have faced allegations and, in certain cases, convictions, or, also, entering into plea bargains, related to crimes of political corruption, involving alleged bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the government that were unaccounted for or not publicly disclosed, in addition to alleged personal enrichment of the recipients of the bribes and the favoring of companies in contracts with the Brazilian government. Furthermore, certain of these companies have been investigated, and, in certain cases, being convicted by the competent authorities, such as the CVM, the SEC and the United States Department of Justice. Certain of these companies have chosen to enter into leniency agreements with the competent authorities, when possible. The outcome of these investigations, convictions, plea bargaining and leniency agreements have had an adverse impact on the image and reputation of the implicated companies, political parties and on the general market perception of the Brazilian economy and political environment. Although “Operação Lava Jato” was formally closed by the Office of the Brazilian Federal Prosecutor on February 1, 2021, we cannot predict whether such investigations will lead to further political and economic instability or whether new allegations against government officials, officers or companies will arise in the future. In addition, we cannot predict the outcome of any such investigations or allegations nor their effect on the Brazilian economy. In addition, the former president, Mr. Luiz Inácio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018, but he was released from prison in November 2019 following a Brazilian Federal Supreme Court ruling. The Brazilian Supreme Court (Supremo Tribunal Federal) subsequently annulled the criminal convictions against Mr. Lula da Silva and reinstated his political rights, which may further deepen political tensions in Brazil and have enabled him to run for president in the elections expected to take place in October 2022. Historically, in election years, especially presidential elections, levels of foreign investment in Brazil are reduced, and political uncertainty creates greater instability and volatility in the domestic economy. The outcome of the 2022 presidential election and its impact on the Brazilian economy are uncertain and may adversely affect our operations and financial results. The president of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies like ours. We cannot predict which policies the president elected in 2022 will adopt, or whether such policies or changes in current policies could adversely affect us or the Brazilian economy.

Furthermore, the current President of Brazil, Jair Bolsonaro, has proposed several important reforms during his time in office thus far. Bolsonaro has also reportedly favored the privatization of state-owned companies, economic liberalization, new pension legislation and tax reforms. However, of the set of reforms that were part of Bolsonaro’s electoral campaign platform, few have been implemented, with pension reform being the most important. With his polarizing style, Bolsonaro has demonstrated a reduced ability to negotiate with the Brazilian congress to approve important measures for economic growth and as such, these negotiations have been delegated to certain government ministries. With the current COVID-19 pandemic, such negotiations have taken a back seat to emergency measures to limit the spread of COVID-19 and to meet the basic food needs of Brazil’s most underprivileged population. Many of the emergency measures being considered or implemented by the Central Bank or the Ministry of Economy, which affect Brazil’s financial system, may have adverse effects on the Brazilian economy as a whole and on the Brazilian payment methods market, in which we operate. We cannot predict which further policies Jair Bolsonaro or the Brazilian government in general may propose, adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Additionally, statements made by Mr. Bolsonaro during his tenure, such as multiple replacements of the chief executive officer of Petrobras following disagreements over fuel price policies, contributed to significant market volatility in Brazil and also indicate possible deviations from his campaign promises in favor of liberal economic policies. In April 2022, Mr. Bolsonaro clashed with the Brazilian Supreme Court following his pardon of a congressman sentenced to a lengthy prison term, further evidencing the current climate of political instability and conflict across Brazilian branches of government.
There has also been a political setback against the Brazilian federal government in relation to the measures taken to combat the COVID-19 pandemic, vis-à-vis state and municipal governments. This setback and the worsening state of the COVID-19 pandemic in Brazil, combined with delays in a mass vaccination program in Brazil in 2021, has adversely affected the Brazilian federal government. Mr. Bolsonaro’s COVID-19 responses have also been criticized in Brazil and abroad. COVID-19 disruptive effects have enhanced political uncertainty and instability in Brazil, particularly considering political discussions that culminated in the dismissal or after the resignation of highly ranked federal ministers as well as the emergence of additional corruption allegations against Mr. Bolsonaro. On April 27, 2021, the Brazilian Senate established a parliamentary commission of inquiry (Comissão Parlamentar de Inquérito), or CPI, to investigate the alleged mishandling of public funds assigned to combat COVID-19 effects in Brazil. The CPI’s purpose was to investigate actions and omissions by the Federal Government while fighting the pandemic, as well as the healthcare system collapse in the State of Amazonas in early 2021. The CPI’s final report, which was approved by a majority of CPI members, was presented to the Brazilian Public Prosecutor's Office (Procuradoria-Geral da República) and the Brazilian Supreme Court in October 2021. The report recommended the indictment of 78 individuals and two companies, including that of Mr. Bolsonaro for allegedly committing at least nine crimes while handling the COVID-19 pandemic. If Mr. Bolsonaro is indicted by the Brazilian Attorney General’s Office (Advocacia-Geral da União), there may be an impeachment proceeding or trial by the Brazilian Supreme Court, which may have material adverse effects on Brazil’s political and economic environment.
Brazil is expected to continue to run a budget deficit for 2022 and the years going forward. The 2021 budget bill, which was introduced in July 2020, was approved with a deficit of R$247.1 billion. In January 2022, the Brazilian federal government approved the 2022 budget bill, also with a deficit of R$79.3 billion. We cannot predict the impact of this budget deficit on the Brazilian economy. The political and economic instability in 2020 and 2021 has negatively affected consumer confidence in Brazil. The Fundação Getúlio Vargas Consumer index presented a decrease of 3.0 points from 78.5 points in 2020 to 75.5 points in 2021.
We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business or on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects. Worsening political and economic conditions in Brazil may increase production and supply chain costs and adversely affect our results of operations and financial condition. Uncertainty as to whether the Brazilian government will implement changes in policies or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in our business.

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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates are 11.30%, as of March 2022 considering the accumulated inflation for the last 12 months, and were 10.06%, 4.52% and 4.31% in 2021, 2020 and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, was 9.25%, 2.0% and 4.5% in 2021, 2020 and 2019, respectively. As of March 31, 2022, the SELIC rate was 11.75%. Conversely, with the Brazilian government that has been focused on COVID-19 related stimulus, Central Bank policies and severe interest rate fluctuations have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant additional interest rate increases, which could negatively affect us and increase our indebtedness.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, reflecting a 16.4% nominal appreciation of the real against the U.S. dollar. Between year-end 2016 and year-end 2017, the real remained relatively stable, depreciating 1.5% against the U.S. dollar in nominal terms. Between year-end 2017 and 2018, the real depreciated greatly, by 16.9%, against the U.S. dollar, primarily as a result of (i) global U.S. dollar appreciation and the pressure on long-term interest rates in the U.S., (ii) an increase in Brazil’s risk premium, and (iii) lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. Between year-end 2018 and 2019, the real depreciated by 4.1% in nominal terms against the U.S. dollar, reaching R$4.0307 per U.S. dollar on December 31, 2019, primarily as a result of uncertainty regarding pension reform in Brazil and tensions in the US-China trade policy. The real depreciated significantly in 2020, by 28.9%, due to the COVID-19 pandemic, the prospects for a global economic recession and a sharp increase in risk premiums, political crisis and volatility in financial markets. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per U.S. dollar on December 31, 2020 and R$5.5805 per U.S. dollar on December 31, 2021, corresponding to a devaluation of 7.3% in nominal terms, after reaching record levels close to R$5.7500 per U.S. dollar during different times throughout the year. In early 2022, the exchange rate environment changed as a result of a new boom in commodity prices and a simultaneous increase in international capital flows into Brazil due to the economical effects of the ongoing war in Ukraine and the negative global supply scenario. In addition, the increase in the SELIC interest rate during 2021 also contributed to the strong appreciation of the real against the U.S. dollar. As of March 2022, the exchange rate was R$4.7378 per U.S. dollar, reflecting an appreciation of 15% as compared to the 2021 year-end exchange rate. However, there is no guarantee that the Brazilian real will not appreciate further or depreciate again against the U.S. dollar, or against any other currency in the future, as a result of the expected market trends, such as the extreme uncertainty in the international economic environment, the volatility in the capital markets, as well as political, fiscal and electoral uncertainties in Brazil, especially in view of the presidential elections expected to take place in October 2022.

A devaluation of the real relative to the U.S. dollar could further exacerbate already intense create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, continue to increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.3% in 2016, growth of 1.3% in 2017 and 1.8% in 2018, and growth of 1.2% in 2019. Due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 3.9% in GDP. At the end of 2020 and especially during the beginning of 2021, government stimulus packages, credit growth, and the gradual reopening of the retail and services industries allowed the economy to recover, which intensified at the end of 2021, after the successful vaccination campaign against COVID-19, leading to GDP growth of 4.6% in 2021. At the beginning of 2022, the available economic data indicates a stagnation of this recovery, caused by persistent and high inflation rates, the consequent sharp rise in interest rates, and the worsening of family and business confidence indicators. As of January 2022, according to the IMF, Brazil's GDP growth rate is expected to be 0.3% in 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
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

On March 11, 2020, the WHO declared the outbreak of COVID-19 to be a pandemic, leading government authorities throughout the world to determine the best practices for taking preventive measures and treating infected persons. Consequently, the COVID-19 outbreak resulted in various governments throughout the world imposing restrictions relating to the movement of people in order to contain the spread of the virus, including travel restrictions, social distancing mandates and lockdowns. As a result, countries have imposed travel and public transportation restrictions, extended workplace closures, supply chain interruptions, commercial shutdowns, and reduced consumption by the population in general, all of which may have significant adverse effects on the global and Brazilian economy. The adoption of the measures described above, combined with the uncertainties caused by the outbreak of COVID-19, had an adverse impact on the economy and on the global capital markets, including in Brazil, triggering the circuit breaker of the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão, or the B3) eight times in March 2020. For more information on risks relating to COVID-19, see “Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
Crises and political instability in other emerging market countries, the United States, Europe or other countries, such as the global outbreak of COVID-19, could decrease investor demand for Brazilian securities, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2021, Joe Biden became the President of the United States. We have no control over and cannot predict the effect of Joe Biden’s administration or policies. These developments, including the spread of the COVID-19 pandemic and its economic effects in other countries, the ongoing war in Ukraine that escalated following the Russian invasion in early 2022, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.
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
Brazil has lost its investment grade sovereign debt credit rating with the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB+ to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2019, Standard & Poor’s reaffirmed the BB- rating, raising the outlook from stable to positive. However, in April 2020, Standard & Poor’s downgraded Brazil’s public debt rating outlook from positive to stable, citing Brazil’s decrease in GDP for 2020 due to the COVID-19 pandemic and Brazil’s higher level of spending aimed at fighting COVID-19 and preventing mass layoffs. On November 2021, S&P reaffirmed Brazil’s BB- rating, with a stable outlook, based on the assumption that Brazil will be able to stabilize its recent increase in public debt. However, the agency of the possibility of a future downgrade if Brazil fails to control its public spending.
In August 2015, Moody has placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. In April 2018, Moody has reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms. In March 2020, Moody has maintained Brazil’s stable rating, citing that Brazil’s response to COVID-19 mitigates the severe impact on growth but at some fiscal cost, and that the deterioration of fiscal and debt metrics is expected to be temporary and limited to 2020 due to the shock of the COVID-19 pandemic. Moody’s reaffirmed Brazil’s Ba2 stable rating in February 2021. Since then, Moody has maintained this sub-investment grade rating on Brazil's sovereign credit, with a stable outlook. Brazil's government debt is almost 90% of its GDP, well above the average for its emerging market peers.

Fitch downgraded Brazil’s sovereign credit rating to BB with a negative outlook in May 2016, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in February 2018 to BB- with a stable outlook. In November 2019, Fitch reaffirmed the BB- rating. In April 2020, Fitch reported that the spread of COVID-19, the drop in commodity prices, tighter external funding conditions and falling domestic financial asset prices will weaken economic growth in Latin America substantially in 2020, compounding downward pressure on sovereign credit profiles in the region. In May 2020, Fitch maintained Brazil’s credit rating at BB-, but changed its outlook from stable to negative, citing the deterioration of Brazil’s fiscal and economic environment and that both could worsen due to political uncertainties, as well as uncertainties regarding the duration and intensity of the COVID-19 pandemic. On December 2021, Fitch reaffirmed Brazil's BB- ratings with a negative outlook. According to the agency, this outlook reflects downside risks to the economy and public finances, and the debt trajectory in the context of tightened financing conditions and increased doubts about the credibility of the established spending ceiling, which is Brazil's main fiscal anchor, following changes to its calculation to make room for additional social spending. Fiscal uncertainties, high inflation and currency volatility is expected to weigh on the Brazilian economy in 2022 and have increased the risk of a recession, while higher sovereign borrowing costs coupled with a higher primary deficit will lead to a renewed deterioration of public finances in 2022. Downside risks could be exacerbated by a potentially polarizing election, which is expected to occur in October 2022.
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
In 2014, Brazil enacted the Brazilian Civil Rights Framework for the Internet, setting forth principles, guarantees, rights and duties for the use of the internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the Brazilian Civil Rights Framework for the Internet. However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the Internet and existing jurisprudence has not been consistent. Furthermore, in 2018, Brazil enacted the LGPD, which became fully effective in 2020. The LGPD governs data owners’ rights – such as access to its data, correction of data (if incomplete, incorrect or out of date), erasure of data, with whom the data is shared, among others –, the legal basis that establish in which cases data can be processed, as well as fines and penalties applicable for non-compliant entities. For more information on risks regarding the LGPD, see “We are subject to risks associated with noncompliance with the General Data Protection Law and may be adversely affected by investing in measures to adapt to new laws, the imposition of fines and other types of penalties.” As was the case with the Brazilian Civil Rights Framework for the Internet, little case law exists regarding the LGPD since it only came into force in 2020. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This legal uncertainty allows for rulings against us and could set adverse precedents, which individually or in the aggregate could seriously harm our business, results of operations and financial condition. In addition, legal uncertainty may harm our customers’ perception and use of our service.

Risks Relating to Our Class A Common Shares
UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 86.38% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 38.96% of our issued share capital. As of March 31, 2022, UOL also held 864.862 of our outstanding Class A common shares. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 86.38% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
If UOL sells or transfers any of its Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax-exempt organizations. The fact that any Class B common shares convert into Class A common shares if UOL sells or transfers them means that UOL will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it retains. If our Class B common shares at any time represent less than 10% of the combined voting power of our Class A common shares and Class B common shares together, however, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—Memorandum and Articles of Association.”
Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.
The market price of our Class A common shares may decline because of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
As of December 31, 2021, we have outstanding 202,053,365 Class A common shares (including treasury shares) and 127,554,861 Class B common shares. All Class B common shares are beneficially owned by UOL. The Class A common shares sold in our October 2019 follow-on offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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

Furthermore, the Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act, in January 2019. We are required to comply with the Cayman Economic Substance Act and related regulations and guidelines. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act and the filing of an annual return with the Department of International Tax Co-Operation. We may need to allocate additional resources and make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
Lastly, in February 2021, the Cayman Islands was added to the Financial Action Task Force, or FATF, list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. In its October 2021 plenary, the FATF recognized the progress made by the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite this recognition, it is still unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.
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
Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large, accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information that is material to us and which we make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
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
The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, the company, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil and all other countries in the world, among other risks.
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

ITEM 4.    INFORMATION ON THE COMPANY
Overview
We are a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small and medium-sized enterprises (SME), in Brazil, aiming to provide a safe, seamless, digital, mobile first and affordable ecosystem, combining payments and financial services, including, supporting, and empowering millions of Brazilians.
We are the only financial technology provider in Brazil whose business model covers all of the following pillars:
•full acquirer company, with a complete set of payment solutions through POS devices and e-commerce;
•digital platform with proprietary solutions for business management such as check-out, conciliation, split payments, product and inventory management, business reports, anti-fraud system and CRM;
•cross-border PSP in Latin America and Europe;
•multiple digital banking services, including checking account, savings account, card issuance, credit offerings, investments and insurance; and
•free digital accounts with several features such as bill payments, top ups for mobile prepaid phones and partners (Shell, Uber, Sky, IFood, Playstation, Xbox, Steam and Minecraft), pix and wire transfers, marketplace, QR code payments, payroll portability and financial education.
Our end-to-end digital ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs, micro-merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. According to our proprietary research, in January 2022, 69% of merchants who own our entry-level mobile POS, mPOS, device, the Minizinha, did not accept card payments prior to signing up with PagSeguro.
Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 40 cash-in methods and 13 cash-out options.
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
Our digital banking ecosystem helps drive financial inclusion in Brazil providing business solutions primarily designed for consumers, individual entrepreneurs, micro-merchants and SMEs. Our main target markets include underserved clients and unbanked clients who have been ignored or underserved by the incumbents. Our digital banking ecosystem serves both consumers and merchants on a single platform. These merchants and consumers are attracted by our disruptive technology, which enables us to offer free, innovative, scalable and low-cost products and services with simpler onboarding, no paperwork and a high acceptance rate, while maintaining levels of fraud below those required by the card schemes. Once on our platform, merchants can offer consumers 40 cash-in methods, choose to obtain early payment of their card receivables on consumer installment transactions, and manage their cash balances on our free PagBank digital account, which offers 13 cash-out options including wire and peer to peer transfers, QR code payments, bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits and in-person and online purchases or cash withdrawals using our PagSeguro prepaid and cash cards. Our management tools help them start or grow their businesses with PagSeguro as a partner, with software functionalities such as sales reports, credit and debit card reconciliation and inventory control, which we believe create a strong commercial bond with our clients. We believe the combination of all these features increases our clients’ loyalty, leading them to conduct additional business with us, in a virtuous cycle. Our merchants span businesses of all types and sizes, ranging from individual entrepreneurs, micro-merchants and small companies such as street vendors and beauty salons, to medium-sized companies in retail and other sectors. We also have a growing presence in the business-to-business commerce segment.

Our cross-border payments business unit is branded under the name of Boa Compra and is a wholly owned subsidiary of PagSeguro. Boa Compra operates as a cross-border PSP, providing online payment services for international merchants throughout Latin America, Portugal, Spain and Turkey, through more than 140 payment options.
Some of our key financial and operating data are as follows:
•At December 31, 2021, our active merchants totaled 7.7 million, representing an increase of 9.4% compared with 7.0 million at year-end 2020. Our active merchants at year-end 2020 represented an increase of 34.6% compared with 5.3 million at year-end 2019.
•In 2021, our TPV totaled R$456.1 billion, representing an increase of 97.0% compared with R$161.5 billion in 2020. Our TPV in 2020 represented an increase of 101.6% compared with R$114.8 billion in 2019.
•In 2021, our Total revenue and income totaled R$10,448.7 million, representing an increase of 53.3% compared with R$6,814.7 million in 2020. Our Total revenue and income in 2020 represented an increase of 19.4% compared with R$5,707.2 million in 2019. The principal components of our Total revenue and income posted the following growth:
*Our two revenue items (Revenue from transaction activities and other services and Revenue from sales) together totaled R$6,784.8 million in 2021, an increase of 50.5% compared with R$4,508.7 million in 2020. The total of these revenue items in 2020 represented an increase of 27.0% compared with R$3,550.3 million in 2019.
*Our Financial income totaled R$3,514.4 million in 2021, an increase of 61.4% compared with R$2,177.4 million in 2020. Financial income in 2020 represented an increase of 7.2% compared with R$2,030.5 million in 2019.
•In 2021, our Net income for the year totaled R$1,166.3 million, representing a decrease of 9.8% compared with R$1,292.3 million in 2020. Net income for the year in 2020 represented a decrease of 5.5% compared with R$1,367.0 million in 2019.
•At December 31, 2021, our PagBank active users totaled 13.1 million, representing an increase of 66.2% compared with 7.9 million at December 31, 2020. Our PagBank active users in 2020 represented an increase of 187.0% compared with 2.7 million in 2019.
With respect to the labor market, in December 2021, according to information from IBGE’s PNAD, Brazil had 44.8 million formal economy employees and 21.1 million informal economy employees (considering the private sector, domestic services and the public sector), representing a major market opportunity for digital banks, as most of the 21.1 million individuals employed in the informal economy remain unbanked and seek digital payments and credit solutions.
According to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Services (Receita Federal), there were 13.3 million micro-merchants in Brazil on December 31, 2021. Also, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais - RAIS), published by the Ministry of the Economy, on December 31, 2020, there were 3.7 million SMEs. Additionally, according to IBGE’s PNAD, on December 31, 2021, there were 19.5 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of 36.6 million formal and informal businesses. In addition, according to SEBRAE, the number of Individual Micro Entrepreneurs in Brazil increased significantly from 2010 to March 2022, from 780 thousand to 13.8 million.
We believe that by continuing to migrate these individual micro entrepreneurs and micro companies into our ecosystem, we can continue to drive significant additional revenue growth in the coming years. At the same time, we will continue to introduce more value-added products and services targeted to larger clients. For example, we have introduced a number of products and services during the prior years, which include the following:
•In February 2018, we announced a new functionality for our Moderninha Wi-Fi and Moderninha Pro, enabling multiple merchants to share a single POS device;
•In March 2018, we launched our Minizinha Chip, a POS device that combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket and comes with its own SIM card and a free data plan, thus no longer requiring smartphone pairing like traditional POS devices;

•In May 2018, we launched our Moderninha Plus, the next-generation substitute for our highly successful Moderninha Wi-Fi, now with an improved physical keyboard, a faster processor and double the battery life;
•In October 2018, we launched our Moderninha Smart, a modern, portable and fully integrated Android based POS device that offers a full integration of hardware, our apps and a fast and secure payments network;
•In April 2019, we introduced our instant payments feature which enables merchants to receive payments immediately following debit and credit card transactions (both with and without installments) at the same cost as our one day payment date election service;
•In September 2019, we launched a new feature for our free PagBank digital account through which we will pay interest at a rate of 100% over the CDI, representing 8% more than traditional savings accounts, on account balances maintained for at least 30 days;
•In September 2019, we launched our prepaid mobile recharge service in our Moderninha payment terminals that allows customers to purchase top-up credits for prepaid mobiles from the main telephone operators in Brazil;
•In October 2019, we launched Moderninha X, which is a modern payment terminal designed to work without needing a smartphones or tablet. Moderna X is uses the Android 10 platform to process financial and non-financial transactions and even payments in cash or credit, through the PagVendas application. It also accepts payments via credit and debit cards, Pix transactions, QR codes and approximation (NFC) cards;
•In February 2020, we launched a program that allows merchants to offer customers the option to pay for their products in up to 18 installments;
•In September 2020, we launched the Moderninha Pro (V240m) payment terminal aiming to expand our hardware suppliers, as we source the V240M model from the manufacturer Verifone. This payment terminal has the same features as Moderninha Pro and accepts payments by credit and debit card, Pix transactions, QR codes and approximation (NFC) cards;
•In December 2020, we launched the service of accepting Pix transactions in our Moderninhas payment terminals. PagBank has free and unlimited Pix transactions offered at any time of the day, including weekends and holidays;
•In Janurary 2021, we launched a pre-authorization card which allows a pre-authorizated transaction to occur as credit and can be confirmed for a lower amount later if needed (never a higher amount). This service is aimed at the airline, car rental and hotel segments. This transaction requires a physical card to be completed;
•In May 2021, we launched Moderninha Profit, a payment terminal that was developed to meet the demand of a niche of sellers who do not need a touch screen device but instead insist on having a device with a printer;
•In April 2021, we launched PagPhone, a smartphone and card machine device. This device aims to ensure that the seller does not to lose sales, it accepts payments by credit and debit cards, Pix transactions, QR codes and approximation (NFC) cards. PagPhone is a complete cell phone that guarantees greater practicality and mobility for merchants. This device allows the merchant to receive messages and respond to customers on social media and WhatsApp, in addition to taking and posting product photos, all on a single device and uses Android 10 technology;
•In April 2021, we launched ClubePag, which is a customer loyalty tool, provided free of charge by PagSeguro to retain its customers. At ClubePag, you build your club, create your own offers, and make cashback available to customers to accumulate credit;
•In September 2021, we launched Moderninha Wi-fi Plus, which has 3G and Wifi connection but does not include a printer or a touchscreen, but allows messages to be sent via SMS, accepts payments by credit and debit cards, Pix transactions, QR codes and approximation (NFC) cards;
•In October 2021, we launched the anticipation function in our Moderninhas payment terminals, , which allows the anticipation of receivables by scheduling payments for transactions carried out within the 30 and 14-day period whenever you need it;

•In January 2022, we launched the Minizinha Chip 3 payment terminal, with a larger display and color screen, the new Minizinha Chip 3 payment terminal aims to facilitate the merchant’s day to day acitivies. A mobile phone isn’t needed as the payment terminalhas a Wi-Fi connection and a SIM card with a free data plan. This payment terminal accepts payments by credit and debit cards, Pix transactions and approximation (NFC) cards;
•In January 2022, we launched PagTotem, ideal for use in stores, markets, and fast-food restaurants, PagTotem posses a touch screen, printer, and integrated card reader. PagTotem is a comprehensive solution that guarantees practicality and connectivity during the checkout process and allows the merchant to manage their equipment through the PagSeguro Store. This self-service equipment has a 23 inch touchscreen display, with ethernet connection, 2.4/5 Ghz Wi-Fi bandwidths, and Bluetooth;
•In February 2022, we launched the typed pre-authorization. In this modality, the pre-authorization sale can be used by providing the card data, security code and validity information;
•In March 2022, we launched the prepaid mobile top-up service in the Minizinha Chip payment terminal, a mobile top-up and service top-up functionality that has been expanded and now possesses the modality to be accepted in the Minizinhas Chip payment terminals; and
•In March 2022, we launched the Moderninha Plus 2 payment terminal, which allows sales to be carried out quickly with 3G and Wifi connections, and is a particularly well-suited device for professionals that work in establishments such as beauty salons, tattoo studios and wellness clinics, as it can be shared with up to six professionals. With a modern design, it accepts payments by Pix transactions and card approximation and comes with a chip and data plan.
In 2020, BancoSeguro expanded its investment alternatives in the Super App service, with the issuance of banking deposit certificates (Certificados de Depósito Bancário, or CDB) yielding a rate of 105% to 200% over the CDI. In addition, we began to distribute quotas in new investment funds managed by third parties and backed by incentive debt issuances, corporate debt issuances, and Brazilian treasury bills and shares, and we recently started to offer a new service that allows our customers to buy, hold and sell quotas for investment funds in cryptocurrencies also managed by third parties. Through the PagInvest platform, the digital asset management platform available for our clients, now millions of customers can invest in digital currencies through a new cryptocurrency investment fund, with an initial ticket of R$500. We believe this feature will not only increase loyalty and engagement to our digital banking ecosystem but also help us acquire new users, since according to the Brazilian Association of Financial and Capital Markets Entities, or ANBIMA, as of December 2021, 90% of Brazilian investors are classified as traditional retail consumers and, as of February 2022, 65% of this group invested in savings accounts.
Our History
We launched PagSeguro in 2006 as an online payment platform to provide the digital payment infrastructure necessary for e-commerce growth in Brazil. By 2016 we were considered the largest Brazilian online payment company in terms of TPV, according to data compiled by Ebit. UOL’s credibility in the Brazilian internet sector was key to this successful, launch and remains so today. Founded in 1996, UOL is Brazil’s largest internet content, digital products and services company. According to comScore, 106 million unique visitors (approximately 70% of Brazilian internet users) accessed a UOL website in February 2022 representing an increase of 2.5% from 103.4 million in February 2021, an increase of 17% from 90.4 million in April 2018 and an increase of 30% from 81.2 million in May 2017. In addition, according to Google Ad Manager (the add server system that we utilize) as of March 2022, UOL achieved approximately 6.9 billion page views, provided approximately 15 billion display ads and had a potential video inventory of 872 million video ads. The PagSeguro and UOL brands together gave Brazilian online consumers the confidence to use their sensitive personal and financial data on our payments platform, in order to shop online easily and safely. As an example, we brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period of time after the purchase, as a precaution in case of any commercial claims.
In 2008, PagSeguro was named “Preferred E-commerce Company” by Info Exame magazine. Customer numbers continued to grow, with 20,000 stores and approximately 600,000 consumers carrying out transactions through the PagSeguro platform during the year.

In 2009, we strengthened our presence in digital payments by acquiring Boldcron Technologies, a gateway payment company linked to the main acquisition providers in Brazil, which offered payment programs and networks. In the same year, Exame magazine named UOL in the Digital Industry category as one of the 1000 Melhores e Maiores, or biggest and best companies in Brazil, when many of the PagSeguro business activities were still operated by UOL. In 2009, approximately 100,000 online stores carried out transactions through the PagSeguro platform.
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
In 2014, we applied to the Central Bank to become an authorized payment institution under Brazilian Federal Law No. 12,865/2013. Since we were already accredited by Sorocred as an acquirer, the Central Bank regulations permitted us to continue carrying out our activities until the authorization was granted, as further described in “—Regulation—Regulation of the digital payments industry in Brazil.”
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
In January 2018, we carried out our IPO, in which UOL and we offered and sold a total of 121,193,388 of our Class A common shares. Our Class A common shares are listed on the NYSE. In February 2018, we announced a new functionality for our Moderninha Wi-Fi and Moderninha Pro, enabling multiple merchants to share a single POS device, and in March 2018, we launched our Minizinha Chip, a POS device that combines high-end functionalities, such as Wi-Fi and GPRS connection (chip) in compact hardware that can fit in a merchant’s pocket and comes with its own SIM card and a free data plan, thus no longer requiring smartphone pairing like traditional mPOS devices. In May 2018, we launched our Moderninha Plus, the next-generation substitute for our highly successful Moderninha Wi-Fi, now with an improved physical keyboard, a faster processor and double the battery life. In June 2018, we carried out a follow-on offering, in which UOL and we offered and sold a total of 35,950,000 of our Class A common shares. In October 2018, we launched our Moderninha Smart, a modern, portable and fully integrated Android based POS device that offers a full integration of hardware, our apps and a fast and secure payments network. In October 2018, our board of directors authorized a share repurchase program under which our management is responsible for determining the timing and number of shares to be acquired, within the limits established by the board of directors. For more information on our share repurchase program, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” In December 2018, we acquired Tilix Digital Ltda., or Tilix. Tilix provides software development for managing payment solutions for business-to-customer, or B2C, and business-to-business, or B2B.
In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019), through BS Holding Financeira Ltda., or BS Holding, a holding company incorporated under PagSeguro Digital. BancoSeguro holds a multi-bank license to provide financial services. We expect that this acquisition will allow us to expand our products and services offering. As a financial institution, BancoSeguro is subject to Law 4,595/64 and the rules of the CMN and the Central Bank. In March 2019, we launched a PagSeguro Visa NFC enabled cash card that is linked directly with the balance of the free PagBank digital account without the need to reload the card, unlike our PagSeguro prepaid cards. In May 2019, furthermore, we officially launched PagBank, our free PagBank digital account, which offers banking services through the PagBank mobile app. Also, in May 2019, we enabled onboarding through our free PagBank digital account app, allowing consumer clients to sign up for a free PagBank digital account and manage all of their services directly through our app for free. In May 2019, we also launched a PagSeguro Visa credit card, accepted in Brazil and abroad, that has no annual or membership fees to our best merchants. In July 2019, we launched the Minizinha Chip 2 which is an additional POS device and an upgraded version of the Minizinha Chip that features a better user experience, NFC communication and a larger screen. In August 2019, we acquired 100% of the software provider Yamí Software & Inovação Ltda., or Yamí, which provides a back-office platform for e-commerce and marketplace, assisting merchants, particularly with exchanges and returns, and is compatible with major e-commerce platforms in Brazil such as VTEX and Oracle. Furthermore, the platform is a gateway specialized in split payments. In September 2019, we launched a new feature for our free PagBank digital account through which we will pay interest on account balances maintained for at least 30 days. In addition, in order to simplify inventory control and the acquisition of POS devices by our clients, beginning on September 1, 2019 we changed the way we provide POS devices to our clients. Instead of selling our POS devices, we now require a one-time and non-refundable membership fee. This arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. In October 2019, we carried out a follow-on offering, in which UOL offered and sold a total of 16,750,000 of our Class A common shares. In addition, in October 2019, we launched our Moderninha X Smart POS device, an innovative and advanced POS device, which was built for simplicity and ease of use and offers a full integration of hardware, our apps and a fast and secure payments network.
In June 2020, we launched the public transportation top-up in app functionality. PagBank clients can now reload their public transportation ticket “Bilhete Único” in the PagBank app using the balance of the digital account, bringing more convenience and additional engagement with the PagBank ecosystem. This functionality also helps reduce lines in ticket counters of bus, subway, and train stations, facilitating contactless transactions that have been increasing since the outbreak of the COVID-19 pandemic.

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
Since August 19, 2020, TikTok users can receive their balances through a PagBank digital account in a safe, fast, and practical manner. The balance of the digital accounts can be used in all services offered by PagBank, such as wire transfers, top ups, bill payments, super app features and investments.
On August 31, 2020, we acquired 100.00% of the outstanding shares of CDS. The total consideration for this transaction amounted to R$2.4 million, which was settled in cash on the same date. We expect that this acquisition will allow us to expand our product and services offerings.
On September 29, 2020, PagSeguro Brazil completed the acquisition of MOIP, and the final regulatory approvals for the acquisition were obtained in December 2020. MOIP has an innovative and experienced team that has built as online payment solutions with more than 200 thousand customers, including e-commerce platforms, marketplaces and virtual store platforms. For PagBank, the acquisition of MOIP presented several advantages, such as incremental TPV. In addition, the combination of the key strengths of our brands allows us to offer broader payment options and integrated end-to-end digital payment accounts that are 100% omnichannel for millions of customers.
In January 2021, we submitted to the Central Bank a request for the approval of a corporate reorganization that involved certain of our subsidiaries and we received the corresponding approval in August 2021. As a result of this reorganization, the entities Net+Phone, Boa Compra, BCPS, R2TECH, BIVA and CDS were spun off from PagSeguro Brazil and since then they have been controlled by PagSeguro Digital’s direct subsidiary, PagSeg Participações Ltda., or PagSeg. In addition, TILIX, Yamí and Zygo subsidiaries were spun off from PagSeguro Brazil with control passing to PagBank Holding, a holding company that we incorporated in Brazil to receive the Group’s unregulated assets.
In addition, the list below describes changes to our organizational structure in the year ended December 31, 2021:
•In March 2021, we incorporated PagSeguro Holding Ltd., or PagSeguro Holding, to serve as a holding company directly under PagSeguro Digital;
•In the third quarter of 2021, we incorporated four new subsidiaries under PagSeguro Holding consisting of the following entities
◦Pagseguro Chile SPA, or Pagseguro Chile;
◦Pagseguro Colombia S.A.S, or Pagseguro Colombia;
◦PSGP México S.A de C.V., or PSGP Mexico; and
◦Pagseguro Peru S.A.C., or Pagseguro Peru.
•In August 2021, we acquired Concil Inteligência em Conciliação S.A., or Concil, which now operates as a subsidiary of PagSeguro Brazil;
•In December 2021, Boa Compra incorporated R2Tech; and
•In December 2021 Biva Serv incorporated BIVA.

As a result of the above, our current organizational structure reflects the following:
•    PagSeguro Digital subsidiaries include PagSeguro Brazil, PagSeg, BS Holding, and PagSeguro Holding Ltd;
•PagSeguro Brazil subsidiaries include Biva Sec, FIDC, RegistraSeguro, Concil and MOIP.
•    BS Holding’s subsidiary will include BancoSeguro.
•    PagSeg subsidiaries will include Net+Phone, Boa Compra, BCPS, PagSeguro Biva Serviços Financeiros Ltda., CDS and PagBank Holding.
•    PagBank Holding, subsidiaries will include TILIX, Yamí and Zygo, and
•PagSeguro Holding Ltd. subsidiaries will include: Pagseguro Chile, Pagseguro Colombia, PSGP Mexico and Pagseguro Pagseguro Peru.
PagSeguro Brazil, MOIP and BancoSeguro are subject to the Central Bank regulation and supervision. This reorganization is intended to improve the administration of our corporate structure and to group our operating subsidiaries under appropriate holding companies based on the services provided by each subsidiary.
Capital Expenditures
The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for each of the years ended December 31, 2021, 2020 and 2019 were R$1,751.8 million, R$2,046.6 million and R$693.4 million, respectively, most of which related to data processing equipment, machinery and equipment, development of software and technology and software licenses, all in Brazil. All of our capital expenditures are funded with internal resources.
For further information on our capital expenditures through investments and related expenditures, see Notes 12 and 13 to our audited consolidated financial statements included elsewhere in this annual report.
Our Products and Services
We provide a wide range of affordable solutions and tools for merchants and consumers. These include a variety of payments and banking products, cash-in and cash-out options with features designed to attract and retain clients, provide them with access to working capital and help them manage their cash flow. We have an in-depth understanding of our clients, the issues they face and the markets in which they operate. As a pioneer in the Brazilian digital payments market, we are able to anticipate trends and translate them into new products and solutions that meet our clients’ needs more efficiently than foreign competitors operating in Brazil. The Brazilian market expects payments providers to offer a number of country-specific features, such as Pix boletos and early payment of merchants’ receivables when consumers purchase in installments by credit card, all of which are central to Brazilian financial culture. We built our payments ecosystem, merchant services and our banking solutions offering around these specificities, offering tailor-made solutions for the Brazilian market. Although all our solutions also work for desktop and other non-mobile platforms, we design our solutions on a mobile-first basis so that our clients can be self-sufficient at all times. All of our transaction systems are fully compatible with the mobile environment. We also maintain a strict focus on ongoing innovation, selecting and developing new products and services with a high level of speed to market. This is evidenced by our investment of R$715.4 million in expenditures on software and technology in the year ended December 31, 2021, equal to 6.8% of our Total revenue and income for the year. Additionally, we believe our distribution platform and marketing strategies are well-suited to reaching micro-merchants and SMEs in Brazil.
With the increased adoption of mobile devices by merchants and consumers as a form of payment, we design all our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times and offer payment options to consumers using mobile devices.

Our industry is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We strive to continue to develop and release new products and services to match the needs and expectations of our clients, as well as retain and deepen relationships with our existing clients. Many of our merchants have grown within our platform, for example from purchasing a single POS device to choosing to receive early payment of their card receivables on consumer installment transactions, and we believe our software business management tools and our banking products can be further leveraged to increase customer engagement.
Evidencing our commitment to deepening relationships with our existing clients, among unique active accounts, we have experienced higher engagement across various areas. In less than three years, we believe we have created the most complete digital bank & payments experience in Brazil, which includes services and products such as payments solutions, day-to-day banking, cards, credit offerings, investments and insurance. As of December 31, 2021, we had a total of 21.9 million customers and 13.1 million PagBank active users (including active merchants using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the relevant month), becoming the second largest Brazilian digital bank according to data from Brazilian Central Bank. Our deposits increased 66% while our credit portfolio increased by 212% year-on-year at December 31, 2021. PagBank’s cash and cash equivalents increased by nine times in 2021 and 9% of all Pix transactions that occurred in Brazil were carried out through PagBank.
The PagBank PagSeguro Ecosystem

SOFTWARES

- Concil
- BoletoFlex
- Yamí
- PagVendas
- ClubePag

MARKETPLACE

- Advertising
- Cashback
- +40 retailers

PAYMENTS

- Cross-border
- Link of Payments
- Online Gateway
- Online Checkout
- Pix
- P2P
- Point-of Sale
- PagPhone
- QR Code

PARTNERSHIP

- Assaí
- Bilhete Único
- Cobasi
- Google Play
- Roldão
- Spotify
- Swift
- Tik Tok
- Uber

INSURANCE

- Home
- Personal Accidents
- Mobile
- Health Assistance

BANKING

- Bill Payments
- Deposits
- Mobile Top Ups
- Payroll Portabilty
- Pix
- Tax Collection
- Wire Transfers

INVESTIMENTS

- Conta Rendeira
- Financial Education
- Home Broker
- 3rd Party Investment Funds
  - Brz Depositary Receipts
  - Corporate Debt Issuances
  - Cryptocurrencies
  - Equities
  - Fixed Income
  - Gold
  - US Index
- PagBank CDs
- Treasury Bonds

CARDS

- Cash Card
- Credit Card
- Prepaid Card
- Virtual Card

LOANS

- Overdraft
- Payroll
- Supply Chain Finance
- Working Capital

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
• 40 cash-in solutions;
•early payment of merchants’ installment receivables;
•advanced built-in functionalities as well as value-added services and features; and
•13 cash-out methods.
PagBank
In May 2019, we officially launched PagBank, our free PagBank digital account, which offers banking services through the PagBank mobile app. PagBank enables us to expand into the Brazilian banking market which, according to internal research for 2021, using official data from Abecs (Card Schemes Data), the Central Bank, banks’ investor relations websites, JP Morgan Research, the Superintendence of Private Insurance (Superintendência de Seguros Privados - SUSEP), the National Federation of Private Insurance Brokers (Federação Nacional dos Corretores de Seguros Privados - Fenacor), the National Confederation for General Insurance Companies (Confederação Nacional das Empresas de Seguros Gerais - Cnseg), the International Data Corporation (IDC Software Report), Goldman Sachs Research, ANBIMA Retail Investment Statistics, and internal estimates, is about 30 times larger than the Brazilian payments market itself in terms of net income (profit pool). In 2020 we became an associated member of ANBIMA and joined the distribution code, which allows the offer of bonds and securities to customers in the Brazilian market.
Supported by our strong PagSeguro brand, which, according to Google Trends, filtering by the Financials Category, for the twelve months ended December 31, 2021, had an average of almost two times more searches than the second player in our market, Mercado Pago (followed by SumUp, Cielo and Rede), our PagBank business activity has a strong platform to gain new users and promote client loyalty. As evidence of the success of our platform, we saw a year-over-year increase of almost two times in PagBank active users at December 31, 2021. In addition, PagSeguro remained one of the largest prepaid card issuers in Brazil in 2021, according to Abecs, and our PagBank app had 284 million logins in the month of December 2021 alone.

The Free PagBank Digital Account
The free PagBank digital account, which is the core of our client offering for both merchants and consumers, centralizes all cash-in options, functionalities, services and cash-out options in a single ecosystem so that our clients can grow their businesses and manage their financings in a safe, affordable, scalable and simple way, all without needing a bank account.
The free PagBank digital account has a 100% online onboarding process, without paperwork, with a quick turnaround and a high acceptance rate. We offer functionalities such as bill payments, top up prepaid mobile phone, Pix, wire transfers, peer-to-peer transfers, cash cards, prepaid cards, credit cards, loans, investments, payroll portability, QR code payments, shopping, Uber, Spotify, Games or Google Play credits, among other digital banking services.
Merchants and consumers can sign up for a free PagBank digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. By signing up with us and requesting one of our devices, merchants can automatically start accepting a wide range of cash-in methods, all with antifraud protection, and can access our software business management tools. For merchants who require more complex functionalities, we offer value-added services and features such as the early payment of installment receivables, accounting reconciliation and shipping solutions. With our free PagBank digital account, merchants do not need to transfer their revenues to another bank checking account, they can use those revenues directly on our platform with our day-to-day banking solutions, such as: (i) paying bills, (ii) making peer-to-peer, pix or wire transfers, (iii) making QR code payments, (iv) buying online, (v) topping up mobile phone, Uber, Spotify, Games or Google Play credits, (vi)investing their money, (vii) using their cashcard or transferring their balance to the PagSeguro prepaid card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.
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
Cash-In Solutions
•Our cash-in methods can be accepted through web checkout, in-app checkout or in-person using our POS devices. They include credit and debit cards, meal vouchers, boletos, peer-to-peer and wire transfers and bank debits.
•Instant payments.
•Our payroll portability allows consumers to have their salaries directly deposited to our free PagBank digital account.
•Instant wire transfers (TEDs) and peer-to-peer transfers.
•Issuance of boletos that can be paid electronically or at any bank branch.
•Loans.
•Investments: a new feature for our free PagBank digital account through which we will pay interest on account balances maintained for at least 30 days.
•Certificates of Deposits: Beginning in March 2020, we began offering certificates of deposits (referred to herein as CDs), to all PagBank users. These CDs are offered in addition to our current PagBank savings account offering. Other investment possibilities include mutual funds, Brazilian government bonds and stocks.

•The purpose of our platform is to bring quality investment options to all types of investors, with a minimum investment amount of 1 Brazilian real. By the end of 2020, we started to offer fixed income and mutual funds investment options, and in early 2022, there were over 100 different investment options available on our marketplace. We also implemented a cashback function on our platform, which offers up to 1% year-on-year additional return. In 2021, we established an educational area on our platform that aims to demystify investing and to teach more to our customers about investing their money. In 2021, we also added new features to this educational tool, that include investment portfolio recommendations, a research area that analyzes and recommends equities and government bonds. We have provided direct access to Brazilian governament bond investments through the “Tesouro Direto” function and provided access to investing activities in the B3 through three different methods, (i) Home Broker, (ii) Internet Banking, and (iii) Trading Desk. To support our clients in their investment activities, we have a designated sales team knowledgeable in investment products and internal processes.
•Pix transactions, for instant wire transfers and payments, both online via checkout and our PagBank app and through our POS systems.
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
(i) Web Checkout: Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing and order tracking. PagSeguro offer three different levels of web checkout integration: “Redirect,” “Lightbox” and “Transparent,” all of which are easy to set up and customize. PagSeguro supplies its code and documentation to merchants free of charge, allowing merchants to select and implement the web checkout solution that best meets the needs of the merchant’s on its business.
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
Transparent: The Transparent checkout solution allows merchants to create a fully customized payment experience. Payment is processed by under the merchant’s domain while still benefiting from the features and functionalities from our ecosystem, such as anti fraud and consumer data protection.
(ii) In-App Checkout: Our in-app checkout is a payment tool developed to integrate merchants’ mobile apps, which allows payment processing via the PagSeguro secure domain, while offering single-click checkout within the merchant’s mobile app.

(iii) P2P and Social Payment Tools: Our innovative P2P and “social payment” merchants and consumers to transfer their balances between free PagBank digital accounts free of charge. For P2P, our “social payment” tools also allow our clients to request payments by sending a web link via social media directly to the person paying, creating a fast and easy way for anyone to send and receive money electronically. Users can request payments even if they do not have a website, and the person paying does not need to register with PagSeguro and may pay through a variety of options, including credit card, boleto or bank deposit. With our social payment tool, customers can request payments creating a payment link and send it to customers via e-mail, social network or messaging service such as WhatsApp, using the recipient’s phone number or e-mail address. The payer clicks on the link and can make the payment easily in various ways (credit card, boleto or bank deposit). Payment link allows the recipient to pay in up to 12 installments.
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
•In-Person Payment Tools
PagSeguro’s wide range of affordable POS devices enable merchants to accept credit, debit and meal voucher on an in-person, chip and pin or NFC basis. PagSeguro’s POS devices can be set up in less than five minutes. It is designed to be easy to use and have high levels of system availability, efficient back-up solutions, value-added functionalities and a five-year warranty.
With PagSeguro, merchants can purchase their own device with a flexible payment plan and no monthly usage or other recurring fees. For the equivalent of three to six months’ rental payments to an incumbent, merchants can buy a comparable or better device from PagSeguro, freeing them from the incumbents’ continuous monthly rental fees. No credit checks on the merchant are required. All of our POS devices come with a free PagSeguro prepaid card to give the merchant an immediate cash-out option without needing a bank account. We offer a comprehensive suite of POS devices, from our entry-level Minizinha to the Moderninha SMART. These POS devices are offered separately from our transaction services.
•Minizinha NFC mPOS connects, through Bluetooth, to PagVendas a PagSeguro platform to accept payment, and offers access to a wide range of features like inventory management, on line store and, issuing tax receipts and others. Minizinha provides receipts via SMS for the consumer. PagSeguro offers Minizinha for 12 installments of R$4.90 (or US$0.94), appealing to the micro-merchants and SMEs who plan their own business expenses on a monthly basis.
•Minizinha Chip 3 is an additional POS device and an upgraded version of the Minizinha Chip mPOS device that features a better user experience, NFC communication and a larger screen. PagSeguro offers Minizinha Chip 3 for 12ºinstallments of R$8.90 (or US$1.71).
•For businesses with greater needs, we offer three more sophisticated devices, (i) Moderninha Plus 2 (priced at 12 installments of R$12.90 (or US$2.47)), (ii) Moderninha Pro 2 (priced at 12 installments of R$24.90 (or US$4,77) and (iii) Moderninha Smart (priced at 12 installments of R$39.90 (or or US$7.68)). Moderninha Plus, provides consumer receipts via SMS, is focus on merchants that generate lower transaction volumes; while the Moderninha Pro, which provides consumer receipts via SMS or in paper form, is focus on merchants that generate higher transaction volumes. Moderninha Pro is the first single unit to offer GPRS/2G/3G chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. The device switches automatically between the various connection formats. In February 2018, PagSeguro launched a new functionality for the Moderninha Pro and Moderninha Wi-Fi (replacing Moderninha Plus in May 2018), enabling several merchants to share a single POS device (each terminal can serve up to six digital accounts, handling sales transactions for each account separately). Moderninha Smart offers the same features of the Moderninha Pro, plus the integration of a product catalog and inventory management software, an installment payment calculator, boleto issuance and payment links. The integration of software and hardware helps merchants be more productive and better serve its clients.

•PagSeguro also offers a Smart POS device, the Moderninha X, which is an innovative and advanced POS device. Moderninha X was built for simplicity and ease of use, offers a full integration of hardware, our apps and a fast and secure payments network. By combining high-end functionalities such as Wi-Fi, Bluetooth and 4G connections, as well NFC and QR Code acceptance, the Moderninha X, offers a robust managed payment experience. The integration of software and hardware helps merchants be more productive and better serve clients. PagSeguro offers Moderninha X for 12 installments of R$19.90 (or US$3.83). With no additional cost and new technologies in one single POS device, Moderninha X is the most attractive product for micro-merchants and small businesses. Additionally,Moderninha X integrates our free PagBank digital account and international cash card, free of charge.
We generate revenues from its provision of POS devices to merchants, and from MDR (a percentage of the commissions held by PagSeguro that is generated on the credit, debit and meal voucher card transactions). Beyond standard installment programs, PagSeguro’s merchants can offer customers the options to pay in up to 18 installments on credit card payment transactions
We currently rely on one manufacturer to manufacture, test and assemble a significant amount of our POS devices, although we are expanding our range of POS devices, which would be derived from different equipment providers. The Agreement for the Supply of Equipment, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX Brazil, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire Brazil, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX Brazil, Transire Brazil and Tec Toy S.A., or Tectoy, to us and the standard terms and conditions governing this supply of POS devices. PAX Brazil, Transire Brazil and Tectoy together serve as our main supplier of POS devices. Consideration payable to PAX Brazil, Transire Brazil and Tectoy under this agreement is determined by the number of POS devices ordered by us. For more information, see “Item 3. Key Information—Risk Factors—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business
•.Payment Methods
The free PagBank digital account provides 40 cash-in methods, including the items listed below. Our cash-in methods can be accepted through web checkout, in-app checkout, or in-person using our POS devices. For debit card transactions, card issuers in Brazil pay us as acquirer on the first business day following the consumer transaction; and for credit card transactions, card issuers in Brazil pay us as acquirer on the 30th business day following the consumer transaction. We believe our pricing model is simple, transparent and easy to understand, when compared with that of incumbent payment processing providers, which is typically determined based on a mix of volume, card scheme and payment method. We believe that these incumbent providers have little incentive to make aggressive price changes as they may run the risk of cannibalizing their own merchant base as a result.
•Credit cards
We accept card payments, through our online and in-person POS payment tools, from all the major credit card schemes active in Brazil, including Visa, MasterCard, Elo, American Express, Hiper and regional schemes. The major credit card schemes accepted on our platform together represent 99.7% of the total payment volume carried out using credit and debit cards in Brazil in 2020, according to card monitor. We generate revenue from credit card transactions by charging a merchant discount rate, or MDR, a commission withheld by us from the transaction value paid to the merchant. The transaction amount, less the MDR, is credited to the merchant’s free PagBank digital account. Our MDR pricing model is standardized, easy to understand and transparent. We also offer customized MDR pricing for certain merchants who process large payment volumes. We recognize the MDR fees in our financial statements as revenue.

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
•Instant payments
Through our instant payments feature, merchants can receive payments immediately following debit and credit card transactions (both with and without installments) at the same cost as our one-day payment election service.

•Payroll portability
Through our payroll portability feature, anyone working in Brazil as a registered employee has the ability to have their salary deposited directly into their free PagBank digital account at no cost.
•Boletos
Boletos are payment slip documents issued by Brazilian businesses and utilities through banks to enable consumers to pay their bills. Boletos can be used for products or services, utilities or taxes. Each boleto refers to a specific merchant and customer transaction, and includes the merchant’s name, customer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode so that the entire document can be read and processed. The consumer can pay the boleto through his or her bank either online, over the phone, at a branch or at an ATM. Merchants can receive credits from boletos directly into their free PagBank digital account. We generate MDR commissions on cash-in payments made via boletos to a merchant’s free PagBank digital account, merchants and consumers can also use boletos to add cash to their PagBank account (cash-in) free of charge.
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
•PagBank CD (Certificates of deposit)
Since March 2021, we have been offering CDs to all PagBank users. These CDs are offered in addition to our current PagBank savings account offering. PagBank users may choose among three different grace periods for their CDs: (i) daily liquidity, (ii) 180 days, or (iii) one year. We believe that is CD offering allows us to provide PagBank users with better investment offerings, while improving engagement with our ecosystem.
•Early payment of installment receivables
As described under “Cash-in Solutions—Credit Cards” above, our early payment of installment receivables feature helps our merchants offer the installment payment option to their clients paying by credit card, without sacrificing their own cash flow. In addition to generating financial income for us, this early payment feature is an important source of working capital for merchants, in particular for our micro-merchants and SMEs, who may not otherwise have efficient access to capital from banks or traditional financial institutions. We believe that by offering this feature, we can strengthen our business partnerships with our merchants by providing this capital to help them grow their businesses.
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

Prior to our IPO, we funded the working capital for this early payment service using debt incurred by us. In addition, in November 2017, we set up a Brazilian investment fund to purchase and hold receivables known as a Fundo de Investimento em Direitos Creditórios (a Fund for Investment in Credit Rights, or FIDC), which we use to finance the early payment of receivables of our merchants. The FIDC is controlled by PagSeguro Brazil, which owns 100% of the subordinated quotas. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection to the early payment of receivables feature or the expenses we incur to obtain early payment of receivables from card issuers and acquirers. For further information regarding the FIDC, see “Organizational Structure.”
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
✓    Purchase Protection
Our Purchase Protection solution adds multiple layers of security for online purchases made on our platform. As a payment card industry, or PCI, compliant company, we do not share consumer credit card data or sensitive information with merchants, helping to prevent fraud and data misuse. For added protection to online consumers, our ecosystem holds consumer payments in escrow for a set period after purchase. If there is no consumer complaint, the funds are typically released to the merchant in two weeks from the purchase date. If a problem occurs with the purchase and the transaction is eligible for Purchase Protection, the consumer can file a claim and, if requested, we will act as mediator to help resolve the issue with the merchant. If the issue is not resolved, we reimburse the consumer for the full purchase price plus shipping costs. In the year ended December 31, 2021, only 0.04% of our online transactions required claim mediation and for those that did, the average time for claim mediation settlement was 17 days. 84.18% of the disagreements related to non-receipt of a purchase, and 40.94% were resolved in favor of the merchant.

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
When a client requests a chargeback from the card issuer, we verify whether the sale occurred and whether the product or service was delivered by the merchant. If the chargeback claim was fraudulent, we pay the amount due to the merchant and we contest the attempted chargeback with the card issuer by providing the supporting documentation. If the chargeback claim was justified, we pass on the cost to the merchant. For information on claim mediation requests filed by our clients on our platform, see “Protecting Our Clients—Transaction Security.”
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
✓    POS App (Pag Vendas)
Our free sales app PagVendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. PagVendas allows our merchants to add products and manage POS software. By using this app, merchants are able to increase productivity and manage their sales and inventory, among other items. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout. Items can be grouped, categorized, sorted, and linked to inventory management. PagVendas is user-friendly and secure, and fully integrated with our merchants’ free PagBank digital accounts and the Moderninha Wi-Fi, Moderninha Pro, Moderninha Smart and Minizinha POS devices. As of April 10, 2022, PagVendas was rated an average of 4.3 stars by 846 thousand reviewers in Apple’s Brazilian app store and 4.6 stars by 16,677 thousand reviewers in Google Play.

✓    PagBank – PagSeguro (i-Banking App) and Super App service
Our free digital account app, PagBank – PagSeguro, is a transaction and digital account management app available for smartphones and tablets running iOS or Android which provides our clients with an easy and practical way to manage their transactions, account balances and day-to-day banking. Through PagBank – PagSeguro, our clients can pay bills, make peer-to-peer, Pix or wire transfers, make QR code payments, complete online purchases using their PagBank account balance, invest their money in different investments options such as CDBs, use their cashcard or prepaid card to buy goods and services or withdraw cash, contract financial service products such as insurances, loans and credit cards. PagBank – PagSeguro also provides real-time statements of a user’s historical account and PagSeguro prepaid and cash card activity, as well as a merchant sales panel through which merchants can generate reports and statements as well as manage their sales. In March 2021, PagBank – PagSeguro was rated an average of 4.8 stars by 826,506 reviewers in Apple’s Brazilian app store and 4.5 stars by 1,609,486 reviewers in Google Play.
In addition, through our Super App services, users of our i-Banking app PagBank – PagSeguro have the option to top up prepaid mobile phone, Uber, Spotify, Games or Google Play credits. Through our partnership with the Shell brand, since March 2020, PagBank users are able to make payments at gas stations directly through our Super App via a P2P transaction, thus eliminating their need to use a physical card for these purchases. Through our PagBank – PagSeguro digital account, we also pay interest (totaling 110% over the amount generated by “poupança” account (a traditional Brazilian savings account) on account balances maintained for at least 30 days. In December 2021, according to the Consolidated Retail Product Distribution Statistics from ANBIMA this savings account feature had a total of over R$ 985 billion under management and 188 million accounts throughout Brazil). We believe this feature will not only increase loyalty and engagement to our digital banking ecosystem but also help us acquire new PagBank users.
Through our Super App services, we also offer our clients health and transportation benefits. Through our partnership with a third party healthcare assistance company, we developed PagBank Health, which we launched in April 2020. Clients that sign up for this service will receive discounts on medical exams, doctor’s appointments and pharmacy purchases, all through our Super App. We receive a rebate from the monthly subscription fee charged to clients that sign up for PagBank Health. Through our partnership with the Shell brand, since March 2020, PagBank users are able to pay gas stations directly through our Super App through a P2P transaction, thus eliminating their need to use a plastic card for these purchases. In addition, when our clients pay at Shell gas stations using our Super App, they will also receive up to R$50 cash back. Through our partnership with Cabify, our clients will be able to request a Cabify driver directly through our Super App. In addition, beginning in February 2020, we offer Cabify drivers incentives to adopt PagBank as their primary digital bank. For instance, currently, Cabify drivers typically receive their cash once a week. However, if they choose PagBank, they will receive their cash three times a week.
✓    PlugPag
PlugPag is a free tool, aimed at our medium-sized and larger merchants, enabling them to connect their POS device directly to their enterprise resource planning (ERP) software or sales automation system via Bluetooth. The PlugPag feature offers various advantages such as a direct connection between the merchant’s software and the POS device, which automates the flow of information, avoiding human intervention to minimize potential mistakes and fraud. By sending the confirmation or rejection of each sale directly to the merchant’s software, this tool facilitates automatic reconciliation of sales records, a common requirement of larger merchants.
✓    Accounting reconciliation
We offer merchants a platform for reconciling their digital transaction revenues and the related fees with their bank account balance and accounting records. This service offering ramped up significantly with our acquisition of R2Tech, a company specialized in reconciliation, and is supported by our expertise in middleware and back-office solutions processing. We generate revenues from this service in the form of a flat commission per transaction reconciled for the client.

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
According to IDC (International Data Corporation), the total addressable market in Brazil for retail management software in 2020 was R$11.1 billion. This represents a large potential revenue addressable market for us, especially since as of March 31, 2022, PagSeguro has a total of 799,000 active users subscribed to our software.
Our cash-out solutions enable our clients to transfer or spend the balance on their free PagBank digital account securely by a variety of means including in-person and online purchases or cash withdrawals using our PagSeguro prepaid cards or cash cards, on-platform peer-to-peer transfers, instant Central Bank wire transfers, cross-border remittances, bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits and QR code transactions with PagSeguro terminals.

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
Our PagSeguro MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagBank digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can therefore receive payments from sales transactions into their free PagBank digital account and spend that money directly using the PagSeguro prepaid card, without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagSeguro POS or mPOS device. The PagSeguro prepaid card does not require credit checks on the merchant or preapproval for issuance. In 2020, we issued more than 6 million cards, including PagSeguro prepaid, cash and credit cards. In 2021, we also issued more than six million cards, including the same modalities as in the previous year.
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

The Boa Compra platform features both an integrated web-checkout solution and a direct checkout, which allow clients to save their credit card information for future transactions and enables international checkout by offering users more than 140 payment methods in multiple currencies. When Brazilian consumers, for instance, make a purchase using Boa Compra, Boa Compra manages the payment processing and collection and organizes the remittance of the funds outside Brazil on behalf of each customer in accordance with Central Bank regulations using the consumer’s Brazilian taxpayer identification number.
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
✓    PAGS capital
Our PAGS Capital offering is a lending product with a small number of clients selected according to characteristics such as registered account date, TPV and frequency. PAGS Capital charges lending fees that are almost three times lower than those of incumbent banks. We expect this product to increase client loyalty and to help our clients gain access to working capital in order to grow their businesses. At December 31, 2021, we had a total portfolio of R$1.9 billion (including working capital, credit cards and initiatives such as public and private payroll loans).
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
•Consumers and merchants can sign up for PagBank through an in-App registration process that takes less than three minutes.
•For merchants, we provide access to our advanced digital payment processing and early payment of merchants’ installment receivables. We accept merchants who are either individuals or companies.
•We offer a full suite of 40 cash-in options under a single contract, with security and reliability, plus 13 cash-out options including wire and peer to peer transfers, QR code payments, bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits and in-person and online purchases or cash withdrawals using our PagSeguro prepaid and cash cards.
•Our pricing model for all of our services– whether transaction fees, early payment of installment receivables or POS devices – is simple, transparent and easy to understand. We also offer promotions on our MDR pricing, such as zero MDR for new merchants using POS devices for the earlier of the first R$1,500 or 30 days. These promotions are applicable to debit and credit card transactions without installments and purchases made through all of our POS devices.
•Our social payment solution, and payment link allows merchants to use their PagSeguro account and website to request payments via web links that are sent through e-mail, social networks or messaging services like WhatsApp. Beyond that, we provide a full stack of API and on line payment solution such as: checkouts, disbursment, refunds and others.

•We offer a comprehensive suite of affordable POS devices, with user-friendly features and functionalities, reliable connectivity and a five-year warranty. Our devices range from the entry-level Minizinha to the Moderninha Smart, which is an innovative and advanced POS device. This PagSeguro Android based terminal (Smart), launched in October 2019 based on simplicity and ease of use, offers a full integration between hardware and software. This environment allows more than 200 software developers to offer its solution through our smart Terminal combining different kind of apps to form a fast and secure payments network. For the equivalent of three to six months’ rental payments with incumbents, merchants can have a comparable device from PagSeguro and avoid continuous monthly rental fees.
•Data protection and confidentiality for consumers, with merchant verification and transaction protection mechanisms, including escrow periods and claim mediation services.
•Our payment solutions reduce the need for consumers to carry cash since more individual entrepreneurs, micro-merchants and SMEs are able to accept digital payments in-person.
•We may offer additional credit lines to eligible merchants, such as lending and credit cards. At December 31, 2021, we had a total portfolio of R$1.9 billion, including working capital, credit cards and initiatives such as public and private payroll loans).
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
Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2021, department stores, our largest volume sector, and professional services, our second largest volume sector, accounted for 11% and 9%, respectively, of our overall transaction business. No other major business sector (fast food restaurants (9%), eating venues and restaurants (3%), wholesale clubs (3%) or barbers and beauty parlors (3%) accounted for more than 10% of our overall TPV. We are not dependent on any individual merchants. In 2021, our top 10 clients represented less than 5% of our TPV and our top 100 clients represented less than 13% of our TPV.
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
We principally target micro-merchants and SMEs, many of whom were ignored or underserved by the incumbent payment providers and financial institutions in Brazil before PagSeguro was launched. These incumbents generally charge micro-merchants and SMEs higher overall fees and commissions because they generate lower transaction volumes. Our platform enables us to keep overall per-transaction fees lower for merchants who generate lower transaction volumes. We believe our client data supports this model: according to a survey that we conducted in February 2022, 60% of our merchants used PagSeguro as their sole electronic payments service and 56% of Minizinha owners did not accept card payments prior to signing up with us.
We strive to provide relevant products, efficient customer service, account support and protection from fraud and loss. We have developed a number of security procedures to provide protection to consumers by offering escrow periods and claim mediation, covering issues such as non-delivery or failure to match the merchant’s description of the product sold. See, “Protecting Our Clients” and “Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services and Features—Purchase Protection.”

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
Our payments platform allows consumers to make purchases using a broad range of payment methods, regardless of where a merchant is located. For purchases made outside Brazil, we collaborate with local payment service providers. Our banking platform offers a large number of options for making transfers, paying bills, refilling prepaid phones and other wallets. It also includes a complete set of cards, including a cash card, a prepaid card and a credit card.
We manage large volumes of system access data and transactions, with more than 99.55% availability in 2021, using internet data centers provided by Scala Data Centers and outsourcing, cloud computing and other managed IT services provided by Compasso UOL, a UOL group company. Scala Data Centers and Compasso UOL provide these services to UOL, PagSeguro and several other large clients. Our transactions per second monthly peak increased from 79 in June 2016 to 284 in December 2021, and our average monthly deployments increased by a multiple of 13.5 from 597 average monthly deployments in 2017 to 12,273 average monthly deployments in 2021. With our hybrid infrastructure, combining local data centers and cloud computing, we are able to scale up our services while retaining high availability for peak – volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without needing to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers.
Technology and innovation are in the DNA of the UOL group and are at the core of our business success, with products and engineering personnel representing 44.31% of the total headcount of PagSeguro as at December 31, 2021. With our specialized team of 3,716 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$697.5 million in the year ended December 31, 2021, R$531.1 million in the year ended December 31, 2020, R$326.8 million in the year ended December 31, 2019 and R$218.9 million in 2018.
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
Our technology infrastructure simplifies the storage and processing of large amounts of data, automates many administrative tasks, and enables us to deploy and operate products and services on a wide scale. Our technology infrastructure is designed to reduce downtime in the event of system outages or catastrophic events, with continuity features, system redundancy and protection against cybersecurity threats. For further information on the measures we take to protect against cybersecurity threats, see “Protecting Our Clients.” We strive to improve our technology infrastructure and platform continuously in order to enhance the customer experience and to increase security, efficiency and scalability.

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
Our efficiencies of scale, relentless cost discipline, and ongoing improvements to systems and processes. As our scale has expanded, our expenses have increased when compared to our Total revenue and income: for example, in the year ended December 31, 2021, our Total expenses increased to 85.8% of our Total revenue and income from 74.0% in the year ended December 31, 2020, while Revenue from transaction activities and other services and Financial income, taken together, increased to 98.6% of our Total revenue and income from 98.1% in the year ended December 31, 2020. In the year ended December 31, 2021, our non-GAAP Total expenses totaled 82.0% of our non-GAAP Total revenue and income, compared to 70.8% in the year ended December 31, 2020. For a reconciliation of our non-GAAP financial measures to the most closely related GAAP financial measures, see “Item 3. Key Information—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.” By maintaining our spirit of innovation combined with our focus on reducing costs, we intend to continue to drive costs down to achieve further profitable growth. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services to strengthen and extend our digital banking solutions. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Increasingly intense competition may harm our business.”
Protecting Our Clients
Trust and security are essential to success in the digital payments market. Fraud is a constant threat, involving items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our competing successfully and growing our business sustainably, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas: transaction security; platform security; and customer service. Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as the “Best Company for Consumers” for electronic payments in 2021, 2020, 2019, 2018, 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service, and were recognized for client service excellence in the financial services category in 2015, 2017 and 2019 by Consumidor Moderno and in 2019 by Exame IBRC.
Transaction Security
We have focused and is part of our culture since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, supported by the reputation of the PagSeguro and UOL brands. Our transaction approval rate dropped slightly in 2021 compared to 2020, from 81% to 78%. In 2016, we were named the Brazilian acquirer with the lowest chargeback-to-sales ratio by Visa. Our net chargeback rates for transactions of six months old averaged 0.10%% in 2021, a decrease of 16% from 0,12% in 2020. These net chargeback rates compare highly favorably with the 1.0% limit established by the card schemes. We achieve transaction security through a combination of antifraud technology, the design of our platform, and protection programs for our clients.

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
Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, combined by advanced fraud combat tools such as biometric engine with facial recognition with liveliness detection features, as well as front-line third-party solutions such as Feedzai, Emailage, Serasa Experian and Threatmetrics. For more information, see “Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services and Features—Antifraud Platform.”
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
We have developed intuitive user interfaces, customer tools and transaction processing and database and network applications that help our users complete transactions reliably and securely, both on our platform and on merchant sites integrated with PagSeguro. Our technology infrastructure simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale global products and services, and automates administrative tasks. This technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We periodically conduct risk assessments on our business processes and critical assets, identifying the need for the adoption and improvement of our continuity and contingency plans, as well as following an extensive testing program on our business continuity and disaster recovery plans. In addition, we regularly adapt our environment monitoring activities to reduce the time to identify and respond to cyber-attacks and improving the resilience of the environment whenever necessary. We work hard to improve our technology infrastructure continuously in order to enhance customer experience and increase efficiency, scalability and security. We also make use of well-known security protocols and solutions to secure user data, including, among others: EV-SSL certificate, multiple data encryption techniques, intrusion detection (IPS/IDS), application firewalls (WAF), Anti-Distributed Denial-of-Service (Anti-DDos), Data Loss Prevention (DLP), 2-factor authentication and encrypted communications. We also hold the following certifications: PIN security; MasterCard and Visa merchant acquiring host; MasterCard terminal integration process, or M-TIP; Visa acquirer device validation toolkit, or ADVT; MasterCard end-to-end demonstration services, or ETED; PCI Data Security Standard, or PCI-DSS; and Europay, MasterCard, and Visa, or EMV, Levels 1 and 2. Our data centers are also certified under the International Organization of Securitization, or ISO, standards 9001, 20000 and 27001. We also perform security penetration tests on a regular basis and apply top-most security solutions for code and application scanning (SAST/DAST). We maintain a private "Bug Bounty" program for identifying bugs and security vulnerabilities in our systems and applications exposed on the Internet. For information on new data protection regulations, see “Item 3A. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks and security and privacy breaches.”
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
2021 MOIP Cybersecurity Incident
Following our acquisition of our subsidiary MOIP in October 2020, which represented less than 3% of our consolidated assets as of December 31, 2021 and less than 2% and 1% of our consolidated revenue and net income for the year ended December 31, 2021, we discovered that MOIP was involved in a cyberattack between September 25 and September 29, 2021. The hackers demanded that specified payments be made to prevent the public disclosure or sale of the targeted data that was compromised in the incident, which included personal profile information of MOIP customers. At the time of the incident, MOIP had a distinct and separate IT server and operating environment from the rest of our IT platform and systems, and therefore none of our databases, customer information or systems were subject or comprised, or formed part of the compromised data, beyond those independently within the MOIP IT environment. We promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the ANPD and the Central Bank on October 7, 2021. After completion of the assessment, without financial impacts, we provided further information regarding the incident to the ANPD on January 5, 2022 through a complementary form. On March 11, 2022, the ANPD requested that MOIP provide more information regarding the incident, specifically requesting a technical report detailing its scope and the measures taken by MOIP after the incident, as well as the communications MOIP sent or intended to send to its customers. MOIP provided a response to ANPD on April 8, 2022. During the review of the incident, we have not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details. The cyberattack has not had a material adverse impact on our business, financial condition or customers, and our IT systems (including the MOIP IT environment) are operating normally, with heightened security measures undertaken in response to the incident. For more information about related risks, see “Item 3A. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks and security and privacy breaches.”
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
We provide our customers with an array of digital self-service features including real-time online chat, chatbots, customer service e-mail and a customer service hotline. Our customer service operations are provided by a combination of PagSeguro employees and outsourced providers, which together make up approximately 3,778 full-time equivalent, or FTE, positions.
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
Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on micro-merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 40 cash-in methods” and “free yourself from POS rental fees.” We regularly compare our pricing to our competitors’ and point out the advantages of our products and services for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions.
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
•Recognized as one of the World’s Best Banks in 2021 by Forbes;
•Recognized as the best in Acquisiton category and the 4th in the Fintech category in Brazil by iBest in 2021;
•Recognized as one of the most valuable brands of 2021 by Interbrand; and

•Recognized as the 3rd in the Bank category of companies that provided the best service to society throughout 2021 by Brazilian newspaper Estadão.
Further supporting the strength of our brand, PagBank has already shown strong results in brand recognition. Since launch, according to Google Trends on April 5, 2022, the number of internet searches for “PagBank” has grown exponentially when compared to the number of internet searches for “PagSeguro account.” Searches for “PagBank” have remained higher the those for “PagSeguro account” since April 2021.
In addition, our PagBank – PagSeguro app had 6.9 million downloads in the fourth quarter of 2021. Further evidencing the strength of our brand, according to an internal survey conducted by us, 91% of our users would hire products and services offered by PagBank. In addition, as of March 31, 2022, our PagBank – PagSeguro app was rated an average of 4.8 stars by 826,506 reviewers in Apple’s Brazilian app store and 4.5 stars by 1,609,486 reviewers in Google Play.
These rankings compare favorably to those of our main competitors’ apps, which as of the same date were rated between 3,5 to 4.8 stars in Apple’s Brazilian app store and 3.6 and 4.7 stars in Google Play.
In addition, from January 2021 to December 2021, according to data provided by Google, complementary to their January 2022 Industry Report – Finance, the number of searches for PagBank, in keywords related to all financial services, increased from 7,1% to 9.5% of financial services searches among digital banks. Searches related to PagBank in the context of all financial services represented more than a third (34.4%) of all searches for digital banks in the same context.
The below table provides a breakdown of these results, where Pagbank has been assigned an indexed volume (i.e., the volume of internet searches containing each brand or term) of 1.0 for comparison purposes:

	Brand	Indexed Volume	Month to Month Growth	Prior Month Ranking

1	PagBank	1.00	0.2%	1
2	Nubank	0.76	13.8%	2
3	Banco Inter	0.32	(1.3)%	3
4	Banco Pan	0.35	(1.2)%	4
5	C6	0.18	(0.6)%	5
6	Neon	0.05	(2.0)%	6
7	Original	0.08	7.1%	7
8	Superdigital	0.02	(4.5)%	8
9	Next	0.06	1.9%	9
10	Iti/Itaú	0.08	43.4%	10
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
Organizational Structure
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name PagSeguro Digital Ltd. and are a subsidiary of Universo Online S.A., or UOL, a Brazilian sociedade por ações de capital fechado that was founded in 1996 and Brazil’s largest internet content, digital products and services company. Our principal executive office is located at Avenida Brigadeiro Faria Lima, 1384, 01451-001, São Paulo – SP, Brazil and our telephone number is +55 (11) 3914-9524. Our investor relations office can also be reached at +55 (11) 3914-9524. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is www.pagseguro.uol.com.br. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://https://investors.pagseguro.com/. Information provided on our website is not part of this annual report and is not incorporated by reference herein.
We carry out our operations principally through our Brazilian operating company, PagSeguro Internet Instituição de Pagamento S.A. (or PagSeguro Brazil), a Brazilian sociedade por ações.
PagSeguro Brazil carries out most operations directly, and also has four wholly-owned or substantially wholly-owned subsidiaries: (i) RegistraSeguro S.A., or RegistraSeguro, organized in Brazil, is expected to operate as trade repository (registradora) once it becomes operational and authorized by the Brazilian Central Bank; (ii) Wirecard Brazil Instituição de Pagamento S.A. (formely Wirecard Brazil S.A.), or MOIP, organized in Brazil, which provides collection and registration information activities; (iii) PagSeguro Biva Securitizadora de Créditos Financeiros S.A., organized in Brazil, which provides services related to the acquisition and securitization of financial credit operations and the issuance of securities guaranteed by such credit; and (iv) Concil Inteligência em Conciliação S.A., organized in Brazil, which when operational is expected to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing and assignment of the right to use computer programs. PagSeguro Brazil also holds a non-controlling interest in NetPOS Serviços de Informática S.A., an information technology company, which specializes in the development and licensing of software related to store front commercial automation and provides us with a set of solutions for our merchants to perform sales management, inventory control, financial reporting and tax issuing. In March 2019, October 2020 and August 2021, we acquired 10% of NetPOS, 100% of MOIP and 100% of Concil Inteligência em Conciliação S.A., respectvely. We incorporated RegistraSeguro in October 2019.
PagSeg Participações Ltda., or PagSeg, a holding company organized in Brazil and incorporated in July 2020, has six wholly-owned or substantially wholly-owned subsidiaries: (i) Boa Compra Tecnologia Ltda., organized in Brazil, which operates our online gaming and cross-border digital services in Latin America, Portugal, Spain and Turkey; (ii) BCPS Online Services, Lda, or BCPS, organized in Portugal, which serves as Boa Compra’s hub in Portugal and handles part of its account management; (iii) CDS Serviços Financeiros Ltda., organized in Brazil, which provides services as correspondent for financial institutions; (iv) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles the exploration and provides services of telecommunications in general; (v) PagSeguro Biva Serviços Financeiros Ltda., organized in Brazil, which is a payment scheme owner which provides consulting and financial services; and (vi) PagBank Holding, a company organized in Brazil. PagBank Holding has three wholly-owned subsidiaries: (a) Yamí Software & Inovação Ltda., organized in Brazil, which is a gateway specialized in split payments and provides a back-office platform for e-commerce and marketplace, assisting merchants, particularly with exchanges and returns, and is compatible with major e-commerce platforms in Brazil such as VTEX and Oracle; (b) Tilix Digital Ltda., organized in Brazil, which provides software development for payment solutions; (c) Zygo Serviços de Tecnologia S.A., organized in Brazil, which develops computer programs on request; and PagBank Holding also holds a non-controlling interest in Boletoflex Tecnologia e Serviços S.A., organized in Brazil, which provides banking financial institutions services, credit analysis, sales promotion, collection, development and licensing of custom computer programs, and development of innovative and customized solutions for the retail, health, data center and industry sectors, among others.

PagSeguro Biva Serviços Financeiros Ltda. holds 100% of PagSeguro Biva Correspondente Bancário Ltda., organized in Brazil, which provides banking correspondent services as wholly-owned or substantially wholly owned subsidiaries. We incorporated PagBank Holding in November 2020. In 2017, in December 2018, August 2019 and July 2020, we acquired BCPS, Tilix Digital Ltda., Yamí Software & Inovação Ltda. and Zygo Serviços de Tecnologia S.A., respectively.
In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, we acquired 100% of BancoSeguro, organized in Brazil, through our wholly-owned direct subsidiary BS Holding, a holding company organized in Brazil, whose sole purpose is to hold interest in financial institutions, as required by current banking regulations and through which we hold BancoSeguro. BancoSeguro holds a license to provide financial services. This acquisition has allowed us to expand our product and services offering.
In November 2017 we set up a FIDC. The FIDC is controlled by PagSeguro Brazil, which owns 100% of the subordinated quotas In accordance with Brazilian law, the FIDC may use between 50% and 100% of its capital to purchase merchant receivables. The FIDC is used to finance the early payment of receivables of our merchants. Our remuneration from the early payment of receivables feature continues to be reflected as financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of receivables from card issuers and acquirers. The FIDC is a common structure for Brazilian payment providers who offer early payment of merchants’ receivables. In addition to broadening our financing options for this feature generally, it reduces certain regulatory constraints since the FIDC structure is specifically designed for this financing activity under Brazilian law. For further information regarding our early payment of receivables feature, see “Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Early payment of installment receivables.”
In March 2021, we incorporated a holding company under PagSeguro Digital called PagSeguro Holding Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands. Additionally, during the third quarter of 2021, four new subsidiaries were set up under PagSeguro Holding Ltd., which include Pagseguro Chile SPA, Pagseguro Colombia S.A.S, PSGP México S.A de C.V. and Pagseguro Peru S.A.C.

The chart below shows our corporate structure, including our wholly-owned and majority owned subsidiaries, as of the date of this annual report:

Float (*)
Universo Online S.A. (**)
01.109.184/0001-95
60,51%
38,96%
PagSeguro Digital Ltd.
(Cayman) (b)
29.361.780/0001-87
99,99%
BS Holding Financeira Ltda.
28.506.338/0001-39
99,99%
PagSeguro Internet Instituição de Pagamento S.A
08.561.701/0001-01
99,99%
PagSeg Participações Ltda.
39.510.529/0001-90
100%
PagSeguro Holding Ltd.
(Cayman)
41.326.977/0001-80
100%
BancoSeguro S.A.
10.264.663/0001-77
100%
Wirecard Brazil Instituição de Pagamento S.A
08.718.431/0001-08
100%
RegistraSeguro S.A.
35.143.133/0001-00
100%
Concil Inteligência em Conciliação S.A.
72.697.600/0001-61
100%
PagSeguro Biva Securitizadora de Créditos Financeiros S.A.
22.142.291/0001-95
10%
Netpos Serviços de Informática S.A.
20.855.143/0001-92
100%
PagSeguro Chile SpA.
(Chile)
100%
PagSeguro Colombia S.A.S.
(Colômbia)
99,99%
PSGP Mexico S.A. de C.V.
(México)
99,99%
PagSeguro Peru S.A.C.
(Peru)
99,50%
BCPS Online Services Lda.
(Portugal)
NIPC 510.341.349
100%
PagBank Participações Ltda.
39.779.978/0001-39
100%
CDS Serviços Financeiros Ltda.
33.166.821/0001-51
100%
Net+Phone Telecomunicações Ltda.
06.066.832/0001-97
100%
Boa Compra Tecnologia Ltda.
06.375.668/0001-08
100%
PagSeguro Biva Serviços Financeiros Ltda.
21.353.568/0001-66
100%
PagSeguro Biva Correspondente Bancário Ltda.
22.183.307/0001-08
100%
Zygo Serviços de Tecnologia S.A.
20.005.537/0001-51
20,29%
BoletoFlex Tecnologia e Serviços S.A.
32.596.301/0001-16
100%
Tilix Digital Ltda.
28.038.705/0001-17
100%
Yamí Software & Inovação Ltda.
29.630.199/0001-13

(*)	Including 0.0053% of treasury shares and 1.98% of shares issued under the LTIP and LTIP-Goals.
(**)	Refers to total capital; UOL directly holds 86.38% of our voting capital.
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
Among our peers, we are the only financial technology provider in Brazil, however, whose business model covers all of the following six pillars:
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
•operate as a full acquirer; and
•operate as a cross-border PSP.
We seek to differentiate ourselves from our competitors primarily because of this end-to-end coverage as well as our focus on transaction security, on ease of use, and on the mobile environment. While competitive factors and their relative importance vary based on the size, industry and focus of each merchant, we believe the following factors are key to competition in the digital payments market in Brazil:
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

Insurance
We have insurance policies with reputable insurers in amounts that our management considers to be sufficient to cover potential losses arising from events that may affect our assets, as well as for any damages that we may have to pay to third parties due to our business activities. We seek coverage against risks that are appropriate for our business activities and our scale, taking into account the nature of our business, the risks we are exposed to, market practices in our industry, and advice from our insurance consultants. We currently have the following insurance policies, which were contracted by our controlling shareholder, UOL, and list our company or our subsidiaries as co-beneficiaries, as applicable:
•insurance policy for coverage of damages to property, business interruption and lost profits, which expires on December 31, 2022 and has a coverage limit of R$294.3 million;
•cyber insurance, which expires on May 21, 2022 and has a coverage limit of R$30 million;
•D&O insurance, which expires on March 1, 2023 and has a coverage limit of R$134.4 million;
•warehouse and storage facility insurance policy, which expires on November 17, 2022 and has a coverage limit of R$122 million; and
•general liability insurance, which covers damage awards paid by us in connection with tort claims. This policy expires on December 31, 2022 and has a coverage limit of R$15 million.
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
Insurance terms are influenced by economic and market conditions. The increase and recurrence of cyberattacks in recent years may impact negatively in cybersecurity insurance premiums or even in the interest of insurance companies to offer us a cybersecurity insurance. Thus, we may not be able to renew such insurance upon expiration of our current policy and we can be subject to losses that would otherwise be contemplated in such insurance policy. For information about cybersecurity related risks, see “Item 3A. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks and security and privacy breaches.”
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
Law No. 12,865/2013 gave the Central Bank and the CMN powers to regulate entities involved in the payments industry, including those operating in digital environments. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening and managing of payment accounts, and the transfer of funds to and from payment accounts. After enactment of Law No. 12,865/2013, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Currently, the main rules of this framework consist of CMN Resolution No. 4,282/13, Central Bank Resolutions No. 80/21, 81/21, 96/21, 150/21 and Circulars No. 3,681/13, 3,704/14 and 3,721/14, among others.
Circular Nos. 3,885/18, 3,886/18 and 3,887/18, all issued on March 26, 2018, introduced several changes relevant to payment schemes and payment institutions. Such measures included, among others: (i) the introduction of a formal definition of sub-acquirers and determination of conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; and (ii) a cap on interchange fees in debit cards of up to 0.8% in any debit transaction and maximum average interchange fee of 0.5% on total debit transaction volume. Circulars No. 3,885/18 and 3,886/18 have been replaced by Central Bank Resolutions No.80/21 and 150/21, respectively, as further detailed in this section.
On April 8, 2021, the Central Bank published Resolution No. 85/21, which sets forth the cybersecurity policy and requirements for the contracting data processing and storage services as well as cloud based computing services that payment institutions authorized to operate by the Central Bank must follow. In addition to adhering to this policy and requirements, these payment institutions must also establish a plan of action and incident response. The cybersecurity policy and requirements set forth in Resolution No. 85/21 are in line with the requirements applicable to financial institutions and other entities authorized to operate by the Central Bank under CMN Resolution No. 4,893, published on February 26, 2021. In accordance with Resolution No. 85/21, payment institutions had until December 31, 2021 to be fully compliant with cybersecurity rules (to which we have successfully adhered within the regulatory deadline).
On December 20, 2018, Circular 3,925/2018 prompted additional changes to the regulatory regime of the industry: (i) open-loop payment scheme owners (such as Visa and Mastercard), directly or through the acquirers, were permitted to impose to sub-acquirers with whom they have a relationship disclosure and monitoring obligations as to their compliance with relevant rules and adherence to payment scheme owners own regulations; (ii) sub-acquirers that also offer pre-paid payment accounts may act as domicile institution under a payment scheme; and (iii) interoperability between open-loop and closed loop payment schemes was expressly permitted. Such changes remain applicable under Resolution 150/21, which repealed Circular 3,925/18 and consolidated several rules regarding payment schemes. For more information, see “Payment Schemes” below.
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

Security Mechanisms for Pix and other electronic means of payment
On September 23, 2021, the Central Bank issued Resolution No. 142, introducing security measures to be adopted by institutions under its regulation and supervision to prevent frauds in the provision of payment services, applicable to all electronic payment methods.
Among the obligations established by Resolution No. 142/21, financial and payment institutions are required to limit the provision of payment services during the nightly period to a maximum amount per deposit or prepaid payment account, as applicable. This limit may be increased at the client's request, upon formalization in the relevant electronic service channels, but the institution must establish a minimum period of 24 hours for the increase to take effect. Resolution No. 142/21 required payment service providers to implement the new transaction limit by October 4, 2021.
Pursuant to Resolution No. 142/21, financial and payment institutions must also implement:
(i)    procedures aimed at evaluating the customer prior to offering same-day early payment of receivables ; and
(ii)    daily registration of fraud or attempted fraud occurrences, including the corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating the occurrences and the preventive and corrective measures adopted. This report must be forwarded to the institution’s audit and risk committees, internal audit unit, executive board and board of directors, as applicable.
Furthermore, on September 28, 2021, the Central Bank issued Resolution No. 147, which, in addition to detailing, within the scope of Pix, the measures established by Resolution No. 142/21, also set forth security mechanisms specific to Pix transactions, including the obligation of the receiving institution to perform fraud assessment of Pix transactions and precautionary blocking of funds. If necessary, in case of sufficient indications of fraud or because of operational failure in the systems of one of the participant institutions, the relevant funds may be reversed to the payer by means of the “Special Return Mechanism”. The Special Return Mechanism was implemented by the Central Bank by means of Resolution No. 3/21, which entered into effect on November 16, 2021.
The security measures announced by the Central Bank entered into effect on November 16, 2021, with the exception of the new transaction limits, which entered into effect on October 4, 2021
Open Banking
Also aiming to promote competition, in May 2020 the Central Bank issued baseline regulations for open banking. Based on the model used in the United Kingdom, open banking in Brazil operates through application programming interfaces (API) and customers’ consent is always required before any data sharing.
Open banking has a four-stage implementation plan, as follows:
•Stage 1 (completed in February 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions.
•Stage 2 (completed in August 2021): sharing of customer record data and customer transactional data in connection with accounts, credit cards and credit transactions, among the participating institutions.
•Stage 3 (started in October 2021): beginning of Pix transactions by payment initiation service providers, as well as the gradual entry of other payment arrangements, and the forwarding of loan proposals (expected to be completed by the end of 2022).
•Stage 4 (started in December 2021): sharing of customer transactional data related to additional products, including the following: (i) insurance, open-end private pension and capitalization products; (ii) merchant acquiring services; (iii) foreign exchange transactions; and (iv) time deposit accounts and other investment products. Stage 4 implementation deadlines are still under discussion among the regulator and market participants.

Stages 1 and 2 were mandatory only for financial institutions belonging to segments S1 and S2 of the Brazilian financial system (which comprises major large banks), according to prudential segmentation rules set forth in Brazil (CMN Resolution 4,553/17). Institutions offering deposit accounts or payment accounts (such as PagSeguro), as well as payment initiation service providers, are mandatory participants in Stage 3, with respect to the sharing of payment initiation services. Banks that hire banking correspondents must also take part in Stage 3, with respect to the forwarding of loan proposals (which is the case of BancoSeguro). The main rules governing open banking are Joint Resolution No. 1/20 and Central Bank Circular No. 4,015/20 and further regulations may still be issued.
Foreign Exchange
In December 2021, Law No. 14,286 or the New Foreign Exchange Law was published and will become effective one year counted from the date of its publication. It includes provisions relating to Brazilian capital abroad and foreign capital in the country. The main goals of the New Foreign Exchange Law are to liberalize the Brazilian foreign exchange market, which faces a lot of regulatory complexity as well as certain inconsistencies, modernize the system as well as increase innovation and competition.
According to the Central Bank, this new legislation may cause a positive impact on attracting foreign capital, for investments in the financial and capital markets and other forms of direct investment, which include long-term investments in infrastructure and concession projects. In addition to greater international insertion, the New Foreign Exchange Law contributes to the greater international use of the real, facilitating the use of domestic currency in international financial transactions, such as allowing the entry and remittance of payment orders in Brazilian reais from accounts in Brazilian reais held by institutions abroad with banks in the country.
This new legislation also consolidates over 40 legal provisions that began to be edited about 100 years ago, with dispersed commands that total more than 400 articles. This new legislation is concise, with 29 articles and current language, which will bring a greater level of legal certainty to the subjects it concerns. Additionally, the New Foreign Exchange Law encourages the reduction of operational and legal structures of foreign exchange market participants, with greater efficiency in the operations procedures and in the forwarding of information determined by the Central Bank.
Recent Developments on Foreign Exchange Regulation
In addition to instant payments and open banking, the above-mentioned authorities have been discussing adjustments to the collection in foreign currency by international card issuers. On March 1, 2020, Circular 3,918/20 became effective, amending Circular 3,691/2020 in order to improve the provisions related to international credit cards. From the effectiveness of Circular 3,918/20, the quotation of the foreign currency used for credit card expenses abroad must be that of the day on which the purchase is made.
Moreover, the CMN and the Central Bank issued new rules in order to enhance foreign exchange and international capital regulation, considering technological innovations and new business models relating to international payments and transfers. The new rules seek to promote a more competitive, inclusive and innovative environment for providing services to citizens and companies that send or receive funds from abroad.
The recently enacted rules will allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means; (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name with a financial institution abroad or in an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without amount limitation, to also occur from the customers’ payment accounts held with financial institutions and other institutions authorized to operate by the Central Bank of Brazil or in payment institutions participating in the Pix; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad.

The regulation of international payment or transfer services in the foreign exchange market have also been consolidated and modernized, providing an equal treatment for purchases of goods and services carried out with the participation of issuers of international cards, international payment facilitators and intermediaries/representatives in cross-border deliverables acquisition. Since October 2021, such services became classified in the foreign exchange regulations by the term “eFX”. Moreover, it has also been allowed, through the eFX system, to carry out current unilateral transfers and funds transfers between accounts held by the customer in Brazil and abroad, up to US$10,000.00.
The aforementioned measures were introduced under CMN Resolution No. 4,942 and Central Bank Resolution No. 137, both issued on September 9, 2021, and which came into force on October 1, 2021 (with the exception of the permission for payment institutions to operate in the foreign exchange market, which will come into force on September 1, 2022).
Segregate Net Equity
Moreover, Law No. 14,031/2020 provides guarantee mechanisms for the financial risks associated with the transfer and settlement of funds between the participants of open-loop payment schemes, particularly issuers and acquirers, to ensure that such funds are received by the merchants (final beneficiaries). Law No. 14,031/2020 was introduced to ensure that, in the event that an issuer or acquirer fails, the merchant receives the values arising from payment transactions carried out with credit cards. The concept of segregate net equity (patrimônio segregado) was introduced by Law No. 12,865/2013, when it created a protection against bankruptcy to the funds held in or that flow through payments accounts, setting forth that funds deposited in prepaid payment accounts are segregated from the payment institution’s own assets. In addition, in order to enforce those legal requirements, the payment institution must hold all the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank that does not pay interest, or (ii) in federal government bonds registered with the SELIC. Law No. 14,031/2020 expanded that concept to cover all the funds flowing between participants of an open-loop payment scheme.
Recent Developments on Regulatory Capital Requirements for Payment Institutions
In November 2020, the Central Bank launched Public Consultation Notice No. 78, which provided a set of regulations that sought to harmonize the prudential treatment applicable to payment transactions, whether carried out by a payment institution or by financial institution. It also aimed to harmonize the regulatory treatment of exposures arising from related activities conducted by payment institutions with that applicable to the same exposures of financial institutions. The proposal suggested the gradual implementation of the new rules, with full adoption in January 2025.
In this context, the Central Bank has recently published a set of new rules defining the prudential regulation applicable to payment institutions. This set includes BCB Resolutions No. 197, 198, 199, 200, 201 and 202, all of March 11, 2022.
Pursuant to these rules, in order to facilitate the application of the respective prudential frameworks, prudential conglomerates will be classified into one of the following types:
•Type 1: prudential conglomerate led by a financial institution;
•Type 2: prudential conglomerate led by a payment institution and not integrated by a financial institution or by another institution authorized to operate by the Central Bank; or
•Type 3: prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Central Bank.
According to the Central Bank, the concept of regulatory capital applicable to payment institutions was modified in order to ensure greater capacity to absorb unexpected losses. This treatment will consist of deducting certain institution's assets from the calculation of regulatory capital that, in situations of financial stress, have little or no value for maintaining the institution's operation.
Furthermore, the new rules sought to adapt the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for a Type 3 conglomerate, recognizing the peculiarities of the payment services and their differentiated legal status, and give specific prudential treatment to the risks arising from them. In this context, a portion of the Risk Weighted Assets of payment services (RWAsp) was created, encompassing the activities of acquiring, issuance of electronic currency and initiation of payment transactions.

With regard to prudential segmentation, it is worth mentioning that this will also be applied to Type 3 conglomerates. Based on their size and complexity, Type 3 conglomerates will be classified between S2 and S5 and will comply with the prudential rules of the respective segment. With regard to Type 2 conglomerates, as they have less complexity and risk, they will be subject to payments, simplified credit and simplified market portions. Type 1 conglomerates will also have the RWAsp portion, with the exception of institutions classified under S1 – in any case, these conglomerates will be subject to specific rules, to be edited by the CMN.
Under the new regulation, the prudential conglomerate made up by BancoSeguro, PagSeguro Brazil and MOIP will be classified as Type 3 conglomerate.
The new requirements will be enforceable according to an implementation schedule. The new rules will come into effect in January 2023, and full implementation will take place in January 2025. The Central Bank hopes that this will ensure sufficient time for institutions to adjust their internal controls and adjust their equity structure.
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
•Limited-purpose payment schemes are not considered as part of the SPB and, therefore, not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain Central Bank authorization. Limited-purpose payment schemes are those whose payment orders are: (i) accepted only at the network of merchants that clearly presents the same visual identity as the issuer, such as franchisees and other merchant licensed to use the issuer’s brand; (ii) intended for payment of specific public services, such as public transportation and public telecommunications; (iii) related to employee benefits established by law (such as meal vouchers) or (iv) issued and accepted exclusively in the scope of a closed-loop payment scheme and intended for payment of specific services as set forth by Central Bank by means of Central Bank Resolution No. 150/21..
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
In October 2021, Central Bank Resolution No. 150/21 revoked Circular No. 3,682 and Resolution 89/21 to promote changes and consolidate the rules applicable to payment schemes (many of them already introduced by the changes brought under Resolution 89/21). The objectives of the rule were, in addition to modernizing regulation on the matter, (i) reducing the regulatory cost on smaller schemes or that serve specific markets, (ii) improving the rules for settlement of prepayment of arrangements receivables and (iii) giving more equal treatment to agents who perform similar activities in open-loop payment arrangements.
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
Payment Institutions
Payment institutions are classified into the following types under Brazilian regulations, as per Central Bank Resolution No. 80/21:
•Issuers of electronic currency (i.e., e-money, generally in the form of prepaid deposits): these payment institutions manage prepaid payment accounts for cardholders or end-users, carry out payment transactions using electronic currency deposited into these pre-paid accounts, and convert the deposits into physical or book-entry currency or vice versa.
•Issuers of post-paid payment instruments (mainly credit cards): these payment institutions manage payment accounts where the cardholder or end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.
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

In addition, certain financial institutions are waived from requiring an authorization from the Central Bank to render certain payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payments industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities and payment schemes related to employee benefits established by law.
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
A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities, and, once they become part of the SPB, as described above, they must comply with several requirements. The CMN and Central Bank regulations applicable to payment institutions that are part of the SPB cover a wide variety of issues, including: (i) homologation by the Central Bank of officers and directors; (ii) the transfer of corporate control requires prior approval of the Central Bank; (iii) minimum corporate capital and net equity; (iv) implementation of internal controls and procedures; (v) constitution of an ombudsman’s office; (vi) preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional—COSIF); (vii) implementation of operational, liquidity, market and credit risk management structures; (viii) anti-money laundering and know-your-client requirements; (ix) banking secrecy rules; (x) settlement of payment transactions arising under open-loop payment schemes at the centralized settlement system of the Brazilian Interbank Payments Clearinghouse (CIP); and (xi) administrative penalties for non-compliance, among others. Acquiring companies must as well integrate with an authorized registration entity in order to register all merchants’ receivables and settle transactions in accordance with the information provided in such entities’ systems.
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
Changes in the Regulation of Credit Cards and Prepaid Payment Accounts
On May 19, 2021, the Central Bank issued Resolution No. 96/21 which amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts).
Among other measures, Resolution No. 96/21 eliminated the exhaustive list of minimum customer registration information for opening prepaid and postpaid payment accounts; each institution will have discretion to determine what information it will require from the customer, depending on its profile. It also provides for new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

Resolution No. 96/21 classifies payment accounts into two types:
•Prepaid payment accounts: where the funds have been deposited into the payment account in advance of the intended payment transaction.
•Post-paid payment accounts: where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance.
In addition, Resolution No. 96/21: (i) revised the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and tariffs; (ii) defined minimum provisions that must be included in the account agreements; and (iii) mandated that the institution sends or makes available to the customer, by physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the customer (among the options made available by the institution). Resolution No. 96/21 entered into force on March 1, 2022, revoking Circular 3,680/13
PagSeguro Brazil’s, MOIP’s and BancoSeguro’s Regulatory Status
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
PagSeguro Brazil is a participant of the Pix instant payments scheme and will join open banking on its phase 3, as an account service provider. For more information about the Pix payment scheme, see “Regulation of the Payments Industry in Brazil.”
On September 29, 2020, PagSeguro Brazil completed the acquisition of MOIP, which is authorized as an issuer of electronic money and as an acquirer. MOIP’s authorizations were obtained on January 17, 2019.
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
BancoSeguro is a financial institution duly authorized by the Central Bank pursuant to CMN Resolution No. 4,122/2012 to perform banking operations in accordance with current regulation. It also holds a license from the CVM to provide securities custody services, which was obtained on February 22, 2021. On December 14, 2021, BancoSeguro was authorized by the Central Bank and receive a license to operate in the foreign exchange market.
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
On June 7, 2021, Resolution No. 4,707/18 and Circular No. 3,924/18 have been replaced by Resolution No. 4,734/19 and Circular No. 3,952/19, which created new and definitive regulation in order to improve the rules regarding merchants’ credit operations guaranteed by receivables from payment arrangements and the prepayment and discount of such operations, increasing competition and thus reducing the cost of credit.
This new regulatory framework brought a number of relevant changes to operations involving credit and debit card receivables, including transactions for the early payment of such receivables by acquirers and subacquirers, which are subject to new procedures, as well as the assignment of these receivables to institutions that do not belong to the Brazilian National Financial System.
The general principle adopted by these new rules is that receivables from payment arrangements that are provided as collateral in credit operations or assigned in discount operations (desconto de recebíveis) must be registered in a centralized system operated by an entity authorized by the Central Bank. In this sense, Circular No. 3,952/19 introduced the requirement of a market infrastructure convention, which created a system allowing for the registration of these receivables as financial assets, interoperability, and the exchange of information between the registration systems and market participants.
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
Regulation of Banking Activities
In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed to BancoSeguro S.A. in February 2019), or BancoSeguro, through BS Holding, a holding company incorporated under PagSeguro Digital, whose sole purpose is to hold interest in financial institutions, as required by current banking regulations. BancoSeguro holds a multi-bank license to provide financial services, has commercial and investment bank portfolios, and is duly authorized by the Central Bank pursuant to CMN Resolutions No. 2,099/1994 and No. 4,122/12 to perform banking operations in accordance with current regulation. On December 14, 2021, BancoSeguro was authorized by the Central Bank and received a license to operate in the foreign exchange market.
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
•cybersecurity regulations, notably CMN Resolution No. 4,893/21;
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
Furthermore, in September 2020, LGPD entered into force, and its administrative sanctions provisions became effective in August 2021 under the Brazilian Federal Law No. 14,010/20. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.
The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data processed in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the ANPD, an authority that oversees compliance with the rules on data protection.
Moreover, Law No. 8,078/1990, known as the Consumer Protection Code, regulates consumer relations in Brazil, including matters such as: commercial practices; product and service liability; areas where suppliers of products or services are subject to strict liability; the reversal of the burden of proof so as to benefit consumers; the joint and several liability of all companies within a supply chain; unfair contract terms; advertising; and information on products and services that are offered to the public. Consumers have the right to receive clear and accurate information regarding retail products and services, with correct specification of characteristics, structure, quality, price, risks, and consumers’ rights to access and amend personal information collected about them and stored in private databases.
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
Environmental, Social and Governance (ESG)
Our mission is to promote and strive for financial inclusion and democratization in Brazil, a country that has been dominated by a small number of powerful banking institutions, to which a vast majority of the population do not have access. Currently, millions of micro and small entrepreneurs (previously unbanked) and consumers use and benefit from our services. We offer our services in a simple, digital, mobile-first and cost-effective manner.
Our Environmental, Social and Governance, or ESG, vocation first arose from our engagement with both merchants and customers. We have had a significant positive impact on society, affecting millions of people. We seek to create more sustainable businesses by combining creativity and technology, while also promoting diversity and reducing Brazil's massive social inequities.
Combining innovation and technology, we aim at increasingly sustainable businesses, while promoting diversity and reducing Brazil’s enormous social inequalities. Our trajectory is based on constant evolution and the creation of shared value with society and our stakeholders.

In 2020, we made a number of significant advances on the ESG front. Our first sustainability report for 2020, published in December 2021, is the result of the initial effort to assess measure and propose goals for the process changes that are already underway in our company, thus ensuring the continuous improvement of the management model, potential impacts and transparency.
As a result, PagSeguro has already received a number of recognitions, awards and associations, which include:
◦Ranked first in the ESG internal diagnosis and ESG report – GRI referenced in 2020;
◦Ranked first in the ESG report that met GI criteria in the 2021 report;
◦We are a signatory of the United Nations Global Compact, the largest voluntary corporate sustainability initiative in the world;
◦We have been recognized and possess the Women on Board seal, an independent, non-profit initiative that recognizes companies that have at least two women on their board of directors. Currently, women comprise 43% of the composition of our board of directors; and
◦We are also a signatory of the Women’s Empowerment Principles, a set of principles that provide guidance to companies on how to promote gender equality and the empowerment of women in the labor market and in the community. Established by the UN Global Compact and UN Women, the Women’s Empowerment Principles are formed by international labor and human rights standards and based on the recognition that companies have an interest and responsibility for gender equality and women’s empowerment.
Furthermore, in terms of environmental and climate change management, we performed our first inventory of greenhouse gas emissions for the years 2019 and 2020, and we have been considering ways to decrease and mitigate these impacts in order to become a carbon neutral company in the near future. In addition, we have also established an ESG committee to improve our participation with ESG practices. Currently, our ESG Committee is comprised of Maria Judith de Brito (Chairwoman), Alexandre Magnani, Arthur Gaulke Schunck, Carol Elizabeth Conway, Eric Krahembuhl de Oliveira, Ricardo Dutra da Silva and Victoria Rozsavolgyi Bortolin.
Finally, in order to further advance our ESG practices, we (i) created a ESG department and hired an ESG Manager to develop a sustainability and ESG framework and strategic plan, (ii) established an ESG committee, which meets on a monthly basis and is composed of our senior management, in order to advise the board of directors, (iii) created our ESG website as an open channel to keep our stakeholders informed of our work, (iv) published our first GHG Inventory for 2019 and 2020, (v) released our first ESG Report and (vi) became a signatory to both the United Nations Global Compact and Women’s Empowerment Principles. We have also received the Women on Board seal, an independent, non-profit initiative that recognizes companies that have at least two women on their boards of directors. Our board of directors is composed of 43% female members.
Property, Plant and Equipment
Our Facilities
We do not own any real estate. We lease our head office directly from a third party, and we directly rent a number of other smaller offices in Brazil directly from third parties. For our other office space and the operations center in São Paulo, we either lease the space on market terms on an arm’s-length basis from UOL or its affiliates, or we use the space provided by UOL or its affiliates on a cost-sharing basis through an expense apportionment agreement entered into between us and UOL or the relevant affiliate. For more information on this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with UOL and UOL Subsidiaries—Cost-Sharing Agreements.” We also lease other office for our subsidiaries.
Other Equipment
The majority of our equipment consists of POS devices, which made up 91.4% of our equipment costs in 2021. The rest of our equipment consists of data processing equipment, machinery, building leasing, facilities and furniture and fittings.

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
We actively pursue registration of our trademarks, copyrights, logos, service marks, trade dress and domain names. We have registered or applied for registration of trademarks with the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial, or INPI) including, among others, the trademarks and logos of “PagSeguro,”PagBank”, “Moderninha,” “Minizinha,” “PlugPag,” “PagInvest,” “PedeFácil” and “PagVendas.” We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “moderninhax.com.br,” “moderninhaplus.com.br,” “moderninhapro2.com.br,” “moderninhasmart.com.br,” “minizinha.com.br,” “minizinhachip.com.br,” “minizinhanfc.com.br,” “boacompra.com.br,” “pagbank.com.br”, “pagbank.com”, “paginvest.com” and “paginvest.com.br”. We own or have the right to use all of the material intellectual property that we use.
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

Our Industry and Total Addressable Market
Micro-Merchants and SMEs Drive the Brazilian Economy
According to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Services (Receita Federal), there were 13.3 million micro-merchants in Brazil at December 31, 2021. Also, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais - RAIS), published by the Ministry of the Economy, at December 31, 2020, there were 3.7 million SMEs. Additionally, according to IBGE’s PNAD, at December 31, 2021, there were 19.5 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of 36.6 million formal and informal businesses. In addition, according to SEBRAE, the number of Individual Micro Entrepreneurs in Brazil increased significantly from 2010 to March 2022, from 780 thousand to 13.8 million.
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
According to information from eMarketer, and internal estimates, the mobile payments purchase volume in Brazil increased to US$ 26.2 billion in 2021 from US$1.0 billion in 2014, while in the United States the volume was approximately US$357 billion in 2021; yet only 18% of the Brazilian population above age 15 reported having paid bills or made a purchase online in 2017, compared to 77% in the United States and 81% in the United Kingdom, according to the World Bank’s most recent Global Findex database published in 2017.
In e-commerce, transaction volumes in Brazil grew to R$182.7 billion in 2021 from R$143.6 billion in 2020 according to Ebit, representing a growth of 27% on the period. In addition, the growth of e-commerce on mobile devices, which, according to E-Bit's own data, in 2021 represents 53% of e-commerce transactions in Brazil, and 59% of the amount of online orders, that creates new options for buyers and sellers, providing business opportunities for buyers and providers of digital deliveries.
The Structure of the Brazilian Financial Market Creates Significant Opportunities for Disruption
The structure of the Brazilian financial market creates significant opportunities for technology-driven disruptors, who seek to break up the highly concentrated supply of services, particularly when compared to more developed markets. The banking market is relatively concentrated for global standards. Retail banking leaders are local, with no global retail banking players around the world. In 2020, Brazil’s five largest institutions held 87.4% of its financial assets, which makes it one of the world’s most concentrated markets according to the most recent World Bank’s Global Financial Development database published in 2020. Further showing this banking concentration, global banks, such as ABN/AMRO, Citibank and HSBC, have entered Brazil, only to later leave the market or reduce their local presence. In that same year, the United Kingdom and the United States had banking concentrations of 68.4% and 46.2%, respectively.
Payment card use also remains relatively low in Brazil compared to more developed markets. According to a report by ABECS, card payments accounted for 55% of Brazilian household consumption in 4Q2021. In 2019, the same indicator for Brazil was only 38%, compared with 50% in the United States and 59% in the United Kingdom, according to the most recent data made available by Bank of International Settlements (BIS) and the most recent data from the World Bank, indicating the potential for expansion and the growth already observed in just two years in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.
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
These lower penetration levels are amplified among the lower income classes in Brazil. According to data provided by the IBGE (Pnad), the Central Bank (CCS - Cadastro de Clientes do Sistema Financeiro) and internal estimates, 8.3 million Brazilians of working age (5% of all Brazilian adults) still did not have a bank or relationship bank account (unbanked) in December 2021. In addition, another 47 million have incomplete or inadequate access to financial services (underbanked), totaling 32% of adults who are unbanked or underbanked in Brazil.
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
Commerce Is Increasingly Digital and Mobile Worldwide
According to the International Telecommunications Union, an estimated 4.9 billion people, or 63% of the total global population, used the internet in 2021, compared with 2.2 billion people, or 32% of the total global population, in 2011.
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

Internet and Technology Pave the Way for Digitization of Financial Services
Brazil is a reference in global internet adoption. According to Statista, Brazil is the fifth largest country in terms of number of internet users, with a 77% penetration of the Brazilian population, the third largest country in terms of time spent on the internet and the sixth largest country in terms of time spent on social media, according to the 2021 Global Digital Report from “We Are Social” and Hootsuite. According to Statista, Brazil’s ratio of cell phone numbers to inhabitants has surpassed one, with smartphone penetration reaching 75.6% of the Brazilian population in 2021. The penetration rate of the smartphone market will increase to 84.2% by 2026, according to Statista Digital Market Outlook estimates.
The fact that over 60% of the unbanked population had access to the internet or to cell phones in 2017, according to World Bank’s most recent Global Findex database published in 2017, demonstrates that digital transformation of financial services favors the inclusion of a large portion of this unserved population.
Increasing Significance of Digital Banking and Digital Banks in Brazil
The adoption of technology and focus on transparency, security and simplicity has transformed the consumer habits of the Brazilian population. According to the most recent research report prepared by Deloitte on behalf of the Brazilian Bank Federation (Federação Brasileira de Bancos, or Febraban), mobile banking increased 43% from 2019 to 2020, with 43% of all online banking transactions in 2019 being made on cell phones or tablets. Febraban’s 2020 Banking Technology Survey shows that mobile banking transactions account for 51% of all banking transactions. Moreover, almost seven out of ten transactions are already carried out through mobile and internet banking, with 52.9 billion mobile bank transfers taking place in 2020. Consequently, banks have been reducing their number of overall branches as a response to the digitization of banking, with bank managers and clerks mainly focusing on advising clients and services with greater complexity. According to the Central Bank, as of 2021, there were 17,645 bank branches in Brazil, compared to 18,684 bank branches as of 2020.
The traditional financial system has been falling short of meeting expectations of different and complementary social and economic profiles. According to the World Bank’s most recent Global Findex database published in 2017, in 2017, 65% of bill payments made in Brazil were paid in cash. According to a study by Instituto Locomotiva, approximately 30% of the Brazilian population, or approximately 47 million Brazilians, received their salary in cash and approximately 39% of Brazil’s low income population received their salary in cash in 2019. However, Qualibest’s Banking and Fintech Insights Report published in 2019 shows that 57% of Brazilians that either had not previously heard of or recently learned of digital banks are interested in adopting digital banks and 51% of new bank accounts were opened in order to receive payroll. According to the World Bank’s most recent Global Findex database published in 2017, the main reason hindering Brazil’s unbanked population from opening bank accounts is the combination of insufficient funds, high fees associated with services and the long distance to physical branches, mentioned by 58%, 57% and 32% of the unbanked population, respectively.
Clients of traditional banks also complain about high fees and spreads, limited product offerings and the level of poor customer service provided in return. According to results reported by Brazil’s five largest banks, financial institutions’ annual revenues from services grew 25% from 2016 to 2021, while checking account fees charged to individuals and legal entities grew 16% during the same period.
Moreover, according to a survey conducted by the Brazilian Institute for Consumer Defense (Instituto Brasileiro de Defesa do Consumidor), tariff packages charged by Brazil’s top five banks had a significant increase between July 2020 and June 2021. The most requested services, such as withdrawals, deposits and transfers, had increased between 9% and 25% above inflation of 8.35% during that same period.
The increasing adoption of digital banks in Brazil is expected to continue as a strong trend, rendering numerous advantages such as the reduction in operational costs, maximized revenues due to increased customer attraction and retention, and new technologies and advancements in the regulatory framework. Brazilians have been responding well to this adoption as, according to Global Digital Banking - Index 2021 Report published by Accenture and N26 in 2021, 44% of Brazilians have a digital-only bank account. Thus, Brazil not only has the second-highest number of digital-only bank customers; it is also the second-fastest-growing market (73% between 2018 and 2020), according to Global Digital Banking Report.

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
•Security, exceptional customer service and transparency strengthen trustworthy relationships: trust surpasses convenience, reliability, value and time as the key attribute in the decision to adopt innovative payment and banking solutions, thus being indispensable when acquiring and retaining customers at scale. It is critical to secure the vast amounts of data and the consumer’s digital identity, and to constantly delight customers, while receiving high net promoter scores, engagement and retention in return. Equally important is companies’ ability to convincingly communicate their benefit, align the timeline of consumer costs and value received and emphasize the many steps taken, special assets used, time saved and complexity eliminated throughout the customer journey.
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
We are a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil whose business model covers all of the following six pillars:
•multiple digital banking solutions;
•in-person payments via POS devices that provide to merchants;
•free digital accounts that we provide to our consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone, Uber, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, debit and credit cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;
•issuer of prepaid, cash, debit and credit cards;
•operate as a full acquirer; and
•operate as a cross-border PSP.

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
Increased use of credit and debit cards and expanded card payments network
The results of our operations depend to a significant degree on the use of credit and debit cards to make digital payments in Brazil. According to ABECS, credit, debit and prepaid cards transactions account for 55% of household consumption in 4Q2021 in Brazil. Credit, debit and prepaid card transaction volume in Brazil has increased at a compound annual growth rate of 17% from 2016 to 2021 according to ABECS, in which 61% of the transactions volume corresponds to credit card transactions and 35% corresponds to debit card transactions. According to ABECS estimates, 2022 is expected to have R$3.2 trillion in card transactions, representing an increase of 21%.
Our results of operations depend in part on consumers’ widespread acceptance and use of the internet as a way to conduct commerce and financial transactions. E-commerce is also underpenetrated compared to e-commerce levels in more developed economies. In Brazil, e-commerce accounted for 10.1% of retail sales in 2021, compared to 19.6% worldwide, according to eMarketer.

Furthermore, according to eMarketer’s Latin America Mobile Payment Users 2019 report, proximity payment penetration in Brazil reached 20.7% in 2021. This is higher than the penetration rate in Mexico (14.2%). According to eMarketer, Brazil had 21.8 million proximity payment users in 2021, a total that has already surpassed the previous forecast made for 2023 (21 million)., representing a 75% increase from the 12 million current proximity payment users. This increase is mainly expected to be driven by QR code adoption and NFC payments (including NFC payments made to pay public transportation fares in Brazil).
According to ABECS, online purchases made up only 35% of the total credit card transactions volume in Brazil in 2021, an increase of 6 percentage points from 29% in 2019.
Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be self-sufficient at all times.
Purchases made through mobile devices (m-commerce) accounted for 57% of all online retail sales in Brazil in 2021, according an analysis of online retail conducted by FIS, a global leader in financial technology.
In addition, according to data from the Worldpay’s 2021 Retail Global Payments Report, which highlights current payment trends around the world and also predicts trends, digital/mobile wallet gains in e-commerce came largely at the expense of credit cards, bank transfers and cash on delivery (COD). The projections expect digital wallets to account for 52.5% of e-commerce payment volumes by 2025 with slight declines in credit cards (to 18.8%) and debit cards (to 12.9%). By 2025, digital wallets, credit and debit cards will account for 84.2% of e-commerce spend. Buy now, pay later (BNPL) continues to earn market share, expecting to double from 2.9% in 2021 to 5.3% by 2025, also according to Worldpay.
Furthermore, according to eMarketer, mobile transactions are expected to be the primary driver of retail e-commerce sales in Latin America in 2021. According to eMarketer, Latin America has one of the fastest-growing smartphone markets worldwide, with inexpensive smartphone options from China having allowed those from lower socioeconomic levels to purchase smartphones and take part in the digital economy. This increase in the number of smartphone users and improved connection speeds favor the growth of m-commerce adoption. According to eMarketer´s estimates shows that every country in Latin America will grow its e-commerce by at least double digits every year until 2025.
According to eMarketer, in 2021, “Total Retail Sales Worldwide” increased 9.7% and “Retail E-commerce Sales Worldwide” grew 16.3%, Retail M-commerce Sales Worldwide” grew 17.7%. In Latin America, M-Commerce represented 59.4% of total retail e-commerce Sales.
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

Merchant size
We benefit from our primary focus on micro-merchants and SMEs, who we believe were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil before PagSeguro. As our existing merchants grow and as we serve increasingly larger merchants we expect our TPV to grow accordingly, while we will remain focused on micro-merchants and SMEs. In addition to payments solutions, we are serving our micro merchants and SMEs with evolving day-to-day banking solutions, that should increase the revenue and profitability of our client base. Serving an increasing number of larger merchants also presents an opportunity to cross-sell value-added services and features such as accounting reconciliation, which generate incremental revenues and margin with low or no customer acquisition costs.
Consumer adoption of our products and services
Many of our products and services reach consumers directly. Our escrow period service for consumer protection and mediation services make e-commerce safer for consumers. Our complete and free of charge digital banking solutions is an attractive alternative for consumers who do not have bank accounts or are underserved by traditional banking institutions, with such consumers already representing more than one-third of the PagBank active customer base. We have made significant investments in the development of these consumer-facing products and services, and our ability to grow our consumer network going forward will be important for strengthening our ecosystem and driving our growth.
Currency fluctuations
We do not generate material revenues in foreign currencies that could substantially affect our results of operations. Certain of our expenses and capital expenditure are subject to currency fluctuation, as the prices of the POS devices we purchase are set in U.S. dollars (both for the devices we imported from outside Brazil prior to mid-2015, and for the locally-made devices we have been purchasing since then).
Inflation
Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates are 11.30%, as of March 2022 considering the accumulated inflation for the last 12 months, and were 10.06%, 4.52%, 4.31% and 3.75% in 2021, 2020, 2019 and 2018, respectively., while the SELIC rate, the Central Bank’s overnight rate, reached a high point of 14.25% in 2016, before a series of rate reductions in 2017, bringing the SELIC rate down to 7.00% as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC rate to 6.75% on February 7, 2018, and further reduced it to 6.50% on March 21, 2018. In 2019, the COPOM reduced the SELIC rate further to 4.5%. As of December 31, 2020, the SELIC rate was 2.0%. The Central Bank gradually raised the SELIC rate in 2021, accelerating the pace of interest rate spikes reaching 9.25% at the end of 2021. In early 2022, the COPOM raised interest rates again, reaching 11.75% in April 2022, with the prospect of further increases in the first half of the year. For more information, see “Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”
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
Financing of our early payment of merchants’ receivables feature
We receive significant financial income from offering our merchants the option to obtain early payment of their receivables from credit card installments. We also incur significant financial expenses in order to fund this optional feature. Through the date of our IPO, we funded this feature (i) principally by obtaining early payment of note receivables due to us from the card issuers and acquirers, enabling us to provide the related early payment to merchants, as well as (ii) through our general third party borrowings, issuing CD’s or other financial options through BancoSeguro or PagSeguro and own capital. Our ability to maintain adequate funding for the early payment feature is important for our operations and future income generation. For further information, see “Principal Components of Our Results of Operations—Financial Expenses.”
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
In connection with our acquiring business operations, the interchange fee, which we record as Transaction costs within Cost of sales and services, has the potential to affect our margins. An increase in interchange fees will result in an increase in our Cost of sales and services and if we cannot pass the interchange fees onto customers via a corresponding increase in MDR, our margin will also be affected. Currently, the difference between interchange fees and the MDR we charge is less for debit card transactions than for credit card transactions, so our margins on credit card transactions are greater. We cannot predict if or when the card schemes will increase their interchange fees, or what the amount of any such increases may be. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We partially rely on card issuers or card schemes to process our transactions. Changes to credit card scheme fees, rules or practices may harm our business.”

In connection with our issuing business operations, we earn interchange revenues that vary according to the type of card that we issue to our customers (a credit, debit or prepaid card). These interchange fees are subject to the terms defined by the card schemes, and in certain cases, these fees may also be subject to terms defined by the established card schemes and in certain cases, these fees may also be subject to terms defined by regulator. Thus, our business and financial condition may be negatively affected by the terms of interchange fees established by card schemes and regulator.
As our payments ecosystem, merchant services and banking solutions include both acquiring and issuing business operations, the variations to interchange rates that may negatively affect one side of the business, may also positively affect the other side of the business. However, this correlation does not guarantee that we won’t experience a negative impact on our overall financial condition as a result of variations in the interchange rates and payment methods utilization mix.
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
According to a 2021 SEBRAE report, 56% of entrepreneurs in Brazil have POS devices, of which PagSeguro holds the market leadership with 34% of these POS devices. According to the same report, PagSeguro is the leader among Individual Microentrepreneurs (MEIs), with 37%, surpassing the other four competitors combined. Furthermore, according to the same report, 60% of entrepreneurs are served by only one acquiring company. This illustrates the potential for us to provide additional financial services in this segment, which is underserved by the banking sector. We believe that a significant portion of this underpenetration is due to the number of unbanked people, who constitute one of the main target sectors for us.
According to data provided by the IBGE and the Central Bank (CCS - Cadastro de Clientes do Sistema Financeiro), 8.3 million Brazilians of working age (5% of all Brazilian adults) still did not have a bank or relationship bank account (unbanked) in December 2021. In addition, another 47 million have incomplete or inadequate access to financial services (underbanked), totaling 32% of adults who are unbanked or underbanked in Brazil.

The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Years Ended
	December 31,
	2021	2020	2019	2018

Real growth (contraction) in gross domestic product	4.6%	(3.9)%	1.2%	1.8%
Inflation (IGP-M)(1)	17.8%	23.1%	7.3%	7.6%
Inflation (IPCA)(2)	10.1%	4.5%	4.3%	3.8%
Long-term interest rates – TJLP (average)(3)	5.3%	4.5%	6.2%	6.7%
CDI interest rate (average)(4)	4.8%	2.8%	5.9%	6.5%
LIBOR(5)	0.3%	0.7%	2.4%	2.8%
Period-end exchange rate—reais per US$1.00	557.0%	520.0%	403.0%	387.0%
Average exchange rate—reais per US$1.00(6)	540.0%	516.0%	395.0%	366.0%
Change in average exchange rate of the real vs. US$	(4.6)%	(30.6)%	(7.9)%	(14.7)%
Average unemployment rate(7)	13.3%	13.9%	11.9%	12.3%

Source: FGV, IBGE, Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.
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
Our business has grown rapidly, driven by new clients and increased TPV, with our Total revenue and income increasing to R$10,448.7 million in 2021 from R$6,814.7 million in 2020. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among micro-merchants, SMEs and individuals without bank accounts.

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
The outbreak of COVID-19 presented rapid changes in the Brazilian economy and in the payments industry, accelerating the secular shift from cash to electronic transactions. We entered this crisis leading the financial inclusion process and fostering the adoption of electronic payments, reaching 7.7 million active merchants and 13.1 million PagBank active users. The change in consumer behavior described above combined with our recent investments, including the acquisition of MOIP, has allowed our results of operations to continue growing and continue balanced.
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
It is unclear how the COVID-19 pandemic will evolve throughout 2022 and the following years. In the first quarter of 2021, we experienced a new round of lockdown measures across Brazil due to Delta strain infections, which resulted in several stores being closed and an increase in the number of cases and hospitalizations, forcing the government to implement additional restrictions. During this period, our business volumes experienced a decrease resulting in a negative impact on our financial performance and condition. Since the second quarter of 2021, the number of contaminations began to decrease again and restrictions were slowly eased throughout the year. Our financial condition improved sequentially resulting from an increase in credit transactions instead of debit, in addition to an increase in the number of new customers using our instant prepayment products. The increase in demand for our instant prepayment products greatly increased our working capital needs, which were covered by CD issuances, CCB hiring and additional deposits made by merchants and consumers, and the securitization of receivables through bank issuers.
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

In response to the COVID-19 pandemic, we have taken the following actions, among others:
•    Acquisition of MOIP, which has an innovative and experienced team that has built a powerful online payment solution with more than 400 thousand merchants, including e-commerce, marketplaces, and virtual store platforms. Their online solutions are also available through APIs and are integrated into more than 40 different virtual store platform systems (e-commerce).
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
•    On April 30, 2020, we announced the creation of PagPerto, an initiative to support and encourage micro and small entrepreneurs to adopt digital and online operations during the COVID-19 pandemic. In a virtual shopping format, PagPerto allows sellers to offer a digital product catalog, and through geolocation find buyers in their neighborhood for online shopping. In addition, PagPerto also allows sellers to create shopping vouchers (vale-compras) with benefits (such as pay one now, get two later) to be used in the future.
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
ITEM 5C.     RESEARCH AND DEVELOPMENT, PATENT AND LICENCES
For more information on our research and development and intellectual property, see “Item 4. Information on the Company—Product Development and Technology”, and “Item 4. Information on the Company—Intellectual Property.”
ITEM 5D.    TREND INFORMATION
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

On March 11, 2020, the WHO designated COVID-19 as a pandemic. The spread of this virus has caused certain business, market and travel disruption globally and particularly in infected regions. These disruptions have already had a direct impact on our TPV in the first and the second quarters of 2020 as most of the Brazilian state capitals were under partial shut down since mid-March 2020. Partial shut downs are affecting all non-food retail stores, shopping malls, cinemas, soccer matches, concerts, public parks, among other businesses. Under the partial shut downs, bars and restaurants may operate only through home delivery or takeout process. Further, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. In addition, negative impacts have already been seen on the Brazilian macroeconomic environment. For example, after the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 suffered a contraction of 3.9% in GDP. At the end of 2020 and especially during the beginning of 2021, government stimulus packages, credit growth, and the gradual reopening of the retail and services industries allowed the economy to recover, which intensified at the end of 2021, after the successful vaccination campaign against COVID-19, leading to GDP growth of 4.6% in 2021. At the beginning of 2022, the available economic data indicates a stagnation of this recovery, caused by persistent and high inflation rates, the consequent sharp rise in interest rates, and the worsening of family and business confidence indicators. As of January 2022, according to the IMF, Brazil's GDP growth rate is expected to be 0.3% in 2022.
At this time, we have not faced any material impairment of our assets and we do not believe we will not be able to continue as a going concern for at least the next 12 months based on our current liquidity and current working capital levels. However, the extent to which the consequences of the COVID-19 pandemic impact our results, including the results of our clients, will depend on future developments and extensions of partial shutdowns that are highly uncertain and cannot be predicted, such as any new information which may emerge concerning the severity of the coronavirus, the potential spread to other regions and the actions to contain the coronavirus or treat its impact, among others. For more information on risks relating to COVID-19, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
New Accounting Pronouncements Effective for Periods Beginning On or After January 1, 2021
Certain IFRS accounting pronouncements became effective for periods beginning on or after January 1, 2021. The nature and effect of these changes did not have material impacts on our audited consolidated financial statements. For further information, see Note 2.21 and Note 2.22 to our audited consolidated financial statements.
Accounting Pronouncements Issued but Not yet Effective
As of the date of our audited consolidated financial statements, the following new and amended accounting standards and interpretations had been issued, but were not yet effective. We intend to adopt these new and amended accounting standards and interpretations, if applicable, when they become effective.
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure, which became effective on January 1, 2023. IFRS 17 replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance, and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group analyzed their contracts and concluded that is not exposed to insurance contracts.
Amendment to IAS 16 "Property, plant and equipment": In May 2020, the IASB issued an amendment prohibiting an entity from deducting from the cost of property, plant and equipment amounts received from the sale of items produced while the asset is being prepared for its intended use. Such revenues and related costs must be recognized in profit or loss for the year. The effective date of application of this change is January 1, 2022. The group does not expect the new amendment to materially impact its results of operations.

Amendment to IAS 37 "Provision, Contingent Liabilities and Contingent Assets": In May 2020, the IASB issued this amendment to clarify that, for purposes of assessing whether a contract is onerous, the cost of performing the contract includes the incremental costs of performing of this contract and an allocation of other costs that relate directly to the performance of this contract. The effective date of application of this change is January 1, 2022. The group does not expect the new amendment to materially impact its results of operations.
Annual Improvements - 2018-2020 Cycle: In May 2020, the IASB issued the following changes as part of the annual improvement process, effective January 1, 2022:
(i)    IFRS 9 - "Financial Instruments" - clarifies which rates must be included in the 10% test for the write-off of financial liabilities.
(ii)    IFRS 16 - "Leases" - amendment of example 13 in order to exclude the example of lessor payments related to improvements in the leased property.
(iii)    IFRS 1 "First-time Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange rate variations.
(iv)    IAS 41 - "Biological Assets" - removal of the requirement to exclude cash flows from taxation when measuring the fair value of biological assets and agricultural products, thus aligning the fair value measurement requirements in IAS 41 with those of other IFRS standards.
The group does not expect the new improvements to materially impact its results of operations.
Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date (e.g., receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021, the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.
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
Our membership fee arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. We currently offer the Minizinha for a price of 12 monthly installments of R$6.90, the Minizinha Chip for a price of 12 monthly installments of R$0.96, the Minizinha Chip 2 (which we launched in July 2019) for a price of 12 monthly installments of only R$6.90, the Moderninha Plus for a price of 12 monthly installments of R$12.90, the Moderninha Pro 2 (which we launched in December 2019) for 12 monthly installments of R$24.90, the Moderninha Smart (which we launched in October 2018) for 12 monthly installments of R$39.90, and the Moderninha X (which we launched in October 2019) for a price of 12 monthly installments of only R$12.90. Prior to the introduction of this membership fee, we recognized revenue from the sale to merchants of our POS devices under Revenue from sales, as discussed under “—Revenue from sales” below.
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

Other Financial Income
Our Other financial income consists principally of interest generated by bank savings accounts and by deposits, we make with Brazilian courts, known as judicial deposits, which guarantee any compensation we may be required to pay in litigation matters.
Our Other financial income also includes our gain of foreign exchange variations, i.e., the gain on our assets and liabilities related to the appreciation or depreciation of the real against foreign currencies, which has limited impact on our cash position.
Cost of Sales and Services
Our Cost of sales and services represents the amounts that make up the cost of the services and devices we offer. These amounts are divided into Transaction costs, Cost of goods sold, Marketing and advertising, Personnel expenses, Financial expenses, Chargebacks, Depreciation and amortization and Other costs. For further information on these costs, see Note 24 to our audited consolidated financial statements.
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
•Our Cost of goods sold (presented in 2019) consists of the amounts we spend in purchasing POS devices and peripherals from our suppliers, together with the related shipping charges and applicable purchase tax. All of our Cost of goods sold is accounted for within our Cost of sales and services.
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
•Our Financial expenses consist of: (i) expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, (ii) interest on deposits in our accounts and (iii) losses in foreign exchange variations.
•Our Chargebacks consist of transactions that are susceptible to potentially fraudulent or improper sales and estimated credit losses.
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
Selling Expenses
Our Selling expenses represent the amounts that we spend on publicity, marketing, quality control and direct or indirect relations with our clients. These amounts are divided into Marketing and advertising, Personnel expenses, Chargebacks, Depreciation and amortization expenses and Other expenses. For further information on these expenses, see Note 24 to our audited consolidated financial statements.
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

Financial Expenses
Our Financial expenses include the charges we incur to obtain early payment of note receivables owed to us by card issuers and acquirers in order to finance the early payment of receivables feature that we offer merchants. Variations in our Financial expenses are driven by Brazilian interest rates, which determine the cost of most of our financing, together with changes in the mix of the financing we use for our early payment of receivables feature.
Through the date of our IPO, we funded the early payment of receivables feature (i) principally by obtaining early payment of receivables owed to us by card issuers and acquirers, as well as (ii) through our general third-party borrowings and own capital. In addition, in November 2017 we set up a Brazilian investment fund to purchase and hold receivables known as a Fundo de Investimento em Direitos Creditórios (a Fund for Investment in Credit Rights, or FIDC), which we use to finance the early payment of receivables of our merchants. Our remuneration from the early payment of receivables feature continues to be reflected as Financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of receivables from card issuers and acquirers. For further information regarding the FIDC, see “Item 4. Information on the Company—Organizational Structure.”
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
Deferred Income Tax and Social Contribution
Deferred income tax and social contribution consists of temporary differences between the tax basis of assets and liabilities and their carrying amounts at the balance sheet date. This line item refers principally to deferrals of tax liability that we are entitled to take on capital investments that we make in technological innovation under Brazilian Law No. 11,196/2005, known as the Technological Innovation Law or “Lei do Bem.” We are able to use this tax deferral law principally for the investments we make in developing software internally, where we capitalize the labor and other costs involved as an intangible asset rather than accounting for these amounts as expenses, and we depreciate the accounting value of the intangible asset over its useful life. The Lei do Bem allows us to defer our tax liability on these investments. Other Brazilian tax rules also allow us to defer tax on certain items, for example on unpaid amounts due from creditors. The Deferred income tax and social contribution line item consists of our liability to future tax under the Lei do Bem and these other tax laws, less the depreciation and amortization that we take during the year on the respective capitalized assets, and less the tax losses carried forward from prior years that we are able to offset against our tax liability during the year. For further information on this line item, see Note 20 to our audited consolidated financial statements.
Deferred tax liabilities are recognized for all taxable temporary differences, except in certain situations explained in Note 2.16 of our audited consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and derecognized to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow for their utilization.

There is no Cayman Islands taxation on the income earned by PagSeguro Digital and as such, we do not have any tax impacts at the PagSeguro Digital level.
Results of Operations
The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our results of operations for the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Results of Operations in 2020 and 2019” of our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 27, 2020.
Results of Operations in 2021 and 2020

	For the Years Ended December 31,
	2021	Percent Change	2020
	(in millions of reais, with the exception of percentages and per-share amounts)

Revenue from transaction activities and other services	6,784.8	50.5%	4,508.7
Financial income	3,514.4	61.4%	2,177.4
Other financial income	149.5	16.3%	128.6
Total revenue and income	10,448.7	53.3%	6,814.7
Cost of sales and services	(5,775.9)	53.1%	(3,772.3)
Selling expenses	(1,523.9)	146.8%	(617.5)
Administrative expenses	(877.6)	55.6%	(563.9)
Financial expenses	(790.6)	624.0%	(109.2)
Other income (expenses), net	7.3	(68.1)%	22.9
Operating profit before income taxes	1,488.0	(16.2)%	1,774.7
Current income tax and social contribution	(119.8)	90.8%	(62.8)
Deferred income tax and social contribution	(201.9)	(51.9)%	(419.6)
Income Tax and Social Contribution	(321.7)	(33.3)%	(482.4)
Net Income for the Year	1,166.3	(9.8)%	1,292.3
Attributable to:
Equity holders of the parent	1,166.1	(9.7)%	1,291.7
Non-controlling interests	0.2	(66,7)%	0.6
Basic earnings per share attributable to equity holders of the parent – R$	3.5303	(10.0)%	3.9225
Diluted earnings per share attributable to equity holders of the parent – R$	3.5105	(10.4)%	3.9163
Total revenue and income
Our Total revenue and income amounted to R$10,448.7 million in 2021, an increase of 53.3% from R$6,814.7 million in 2020. This increase was primarily due to an increase in our TPV and will be detailed in each revenue and income lines described below.
Revenue from transaction activities and other services
Our Revenue from transaction activities and other services in 2021 amounted to R$6,784.8 million, an increase of R$2,276.1 million, or 50.5%, from R$4,508.7 million in 2020, as a result of the factors described below.
Our Gross revenue from transaction activities and other services in 2021 amounted to R$7,574.7 million, an increase of R$2,515.2 million, or 49.7%, from R$5,059.5 million in 2020.

The increase in Gross revenue from transaction activities and other services during 2021 compared to 2020 was mainly due to an increase of 9.4% in our active merchant base and an increase of 97.0% in our TPV. In addition, in 2021, we recognized R$268.9 million in membership fees, an increase of R$128.1 million, from R$140.8 million in 2020. Our Gross revenue from transaction activities and other services increased by a lesser percentage than our TPV, which increased to R$456.1 billion from R$161.5 billion in 2020. This difference in the growth rate was driven by the mix of debit and credit card payments, in which debit card payments represented a lower share of our processed payments versus credit card payments, combined with a higher percentage of credit card transactions made in installments in 2021 compared to 2020. These trends are mainly explained by consumer behavior during the period of the pandemic mainly in 2020, reflecting (i) a reduction in credit limits from issuing banks; (ii) a slowdown in consumption activities made in installments, in part resulting from the COVID-19 pandemic, which affected sectors of the economy involving significant purchases in installments, such as general merchandise retailers (e.g., apparel, white goods and electronics), and (iii) the prevalence of the financial assistance paid by the Brazilian government to economically vulnerable people, providing them with cash that was used mainly in debit card transactions.
Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$789.9 million in 2021, or 10.4% of our Gross revenue from transaction activities and other services for the year. In 2020, Deductions from gross revenue from transaction activities and other services, totaled R$550.7 million, or 10.9% of our Gross revenue from transaction activities and other services for the year. The R$239.2 million, or 43.4%, increase in these Deductions from gross revenue in 2021 when compared to 2020 was due to our higher TPV, and the decrease in the percentage that such Deductions represent in relation to our Gross revenue is due to our new revenue initiatives that resulted in lower tax deductions. Additionally, in 2021, R$24.9 million of these Deductions corresponded to membership fee taxes, an increase of R$11.6 million, from R$13.3 million in 2020.
Financial income
Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$3,514.4 million in 2021, an increase of R$1,337.0 million, or 61.4%, from R$2,177.4 million in 2020. The increase in this activity in 2021 compared to 2020 was driven by higher TPV and mix of processed debit and credit card payments containing a higher percentage of credit card transactions made in installments in 2021 compared to 2020.
Other financial income
Our Other financial income amounted to R$149.5 million in 2021, an increase of R$20.9 million, or 16.3%, from R$128.6 million in 2020. The increase of R$20.9 million in our Other financial income in 2021 when compared with 2020 was due to the increased income from exchange variation gains on our cash position outside of Brazil plus the increase in interest on cash and cash equivalents and financial investments as a result of the higher Brazilian basic interest rate (SELIC) compared to the prevailing SELIC rate in 2020.
Expenses
Our total expenses amounted to R$8,960.7 million in 2021, an increase of R$3,920.7 million, or 77.8%, from R$5,040.0 million in 2020. As a percentage of our Total revenue and income, our total expenses in 2021 increased by 11.8 percentage points, to 85.8% in 2021 from 74.0% in 2020.
Cost of sales and services
Our Cost of sales and services amounted to R$5,775.9 million in 2021, an increase of R$2,003.6 million, or 53.1%, from R$3,772.3 million in 2020. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services increased by 1.4 percentage points, to 85.1% in 2021 from 83.7% in 2020
i)    Interchange fees paid to card issuers in 2021 reached R$3,043.6 million, an increase of R$1,363.2 million, from R$1,680.4 million in 2020;
ii)    Card scheme fees in 2021 totaled R$653.2 million, an increase of R$220.8 million, from R$432.4 million presented in 2020.

iii)    Depreciation of the POS devices in 2021 amounted to R$448.4 million, an increase of R$275.9 million, from R$172.5 million in 2020;
iv)    PagPhone inventory provisions made in 2021 amounted to R$117.5 million.
The increases in items (i) and (ii) are mainly related to a higher TPV and, consequently, to the increased revenues from transactions and other services. The increases in items (iii) refer to more POS devices and shipping to clients and item (iv) One shot provisions for PagPhone POS.
Selling expenses
Our Selling expenses amounted to R$1,523.9 million in 2021 an increase of R$906.4 million, or 146.8%, from R$617.5 million in 2020. As a percentage of our Total revenue and income, our Selling expenses increased by 5.5 percentage points, to 14.6% in 2021 from 9.1% in 2020. This increase in our Selling expenses as a percentage of our Total revenue and income was driven by the increase in marketing expenses, chargebacks following the growth of TPV, provisions for expected credit losses and Hubs’ workforce expansion.
Administrative expenses
Our Administrative expenses amounted to R$877.6 million in 2021, an increase of R$313.7 million, or 55.6%, from R$563.9 million in 2020. This increase was mainly due to the growth in payroll and rise in consulting services. As a percentage of our Total revenue and income our Administrative expenses increased by 0.1 percentage points, to 8.4% in 2021 from 8.3% in 2020.
Financial expenses
Our Financial expenses amounted to R$790.6 million in 2021, an increase of R$681.4 million, or 624.0%, from R$109.2 million in 2020. The increase in our Financial expenses is mainly driven by TPV increased rapidly from 2020, impacting our working capital needs related to advances of merchants’ receivables. Our Certificates of Deposit and foreign exchange rate expenses also increased from 2020, due to the increase in the Brazilian interest rate (SELIC).
Other income (expenses), net
Our Other income (expenses), net, recorded revenues of R$7.3 million in 2021 and revenues of R$22.9 million in 2020. This decrease in our revenues was mainly driven by the accrual of contingencies and legal matters and disposals of fixed and intangible assets occurred in 2021.
Profit before income taxes
Our Profit before income taxes amounted to R$1,488.0 million in 2021, a decrease of R$286.7 million, or 16.2%, from R$1,774.7 million in 2020.
Income tax and social contribution
Income tax and social contribution amounted to expenses of R$321.7 million in 2021, a decrease of R$160.7 million, or 33.3%, from expenses of R$482.4 million in 2020. This total item consists of Current income tax and social contribution and deferred income tax and social contribution. Our total effective tax rate was 21.6% in 2021, compared to 27.2% in 2020. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the tax benefit under the Lei do Bem, which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis.
Net income for the year
Our Net income for the year in 2021 amounted R$1,166.3 million in 2021, a decrease of R$126.0 million, or 9.8%, from R$1,292.3 million in 2020. As a percentage of our Total revenue and income, our Net income for the year decreased by 7.8 percentage points, to 11.2% in 2021 compared with 19.0% in 2020.

Liquidity and Capital Resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our liquidity and capital resources for the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Cash Flows in 2019” of our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 27, 2021.
General
Our principal liquidity requirements relate to the early payment of receivables feature that we offer merchants. We believe our current working capital is sufficient for present requirements. Through the date of this annual report, we have satisfied our funding and working capital requirements (i) through the cash generated by our businesses, (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers and (iii) by the deposits.
The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2021	2020	2019

Liquidity and Capital Resources
Cash and cash equivalents	1,794.4	1,640.1	1,404.0
Net cash provided by operating activities	898.0	2,152.7	488.8
Net cash used in investing activities	(1,470.9)	(1,861.5)	(1,830.1)
Net cash provided by (used in) financing activities	727.2	(55.1)	(17.9)
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
Our Cash flows from financing activities consist of borrowings, leases and repurchased shares in accordance with our share repurchase program, which was approved by our board of directors in October 2018. For more information on our share repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Cash Flows in 2021
Our Cash and cash equivalents at the year ended December 31, 2021 amounted to R$1,794.4 million.
Our Profit before income taxes for the year ended December 31, 2021 was R$1,488.0 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2021 but which did not affect our cash flows totaled the positive amount of R$2,193.4 million, mainly due to R$370.6 million of Share-based long-term incentive plan (LTIP) expenses, R$664.3 million in Chargebacks, R$768.6 million of Depreciation and amortization recorded in our statement of income and R$230.6 million of interest accrued of financial assets and liabilities. LTIP expenses relate to equity awards under our LTIP, Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud and delinquency on unsecured loans.
The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2021 amounted to a negative cash flow of R$3,775.0 million:
•Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$23,657.4 million at December 31, 2021, compared to R$16,076.5 million at December 31, 2020) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$9,303.1 million in the year ended December 31, 2021.
•Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$13,217.2 million at December 31, 2021, compared to R$10,101.5 million at December 31, 2020). Payables to third parties represented a positive cash flow of R$2,940.7 million in the year ended December 31, 2021.
•Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item excluding interest paid, which are presented separately in the statement of cash flows (R$543.6 million at December 31, 2021, compared to R$58.3 million on December 31, 2020). Receivables from (payables to) related parties represented a positive cash flow of R$471.6 million in the year ended December 31, 2021.
•Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented a negative cash flow of R$8.1 million in the year ended December 31, 2021.
•Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$578.0 million at December 31, 2021, compared to R$335.5 million at December 31, 2020). Trade payables represented a positive cash flow of R$243.6 million in the year ended December 31, 2021.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$11.5 million in the year ended December 31, 2021.
•Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by the Central Bank. This item represented a negative cash flow of R$84.5 million in the year ended December 31, 2021.
•Our Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented negative cash flow of R$36.6 million in the year ended December 31, 2021, mainly related to withholding taxes from FIDC quotas redeemed in 2021.
•Our deposits item consists of issued certificates of deposit, excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$2,276.0 million in the year ended December 31, 2021.
We paid income tax and social contribution in cash totaling R$76.8 million and recorded a positive cash flow of R$1,068.5 million related to interest income received in cash in 2021.

As a result of the above, our Net Cash provided by operating activities in the year ended December 31, 2021 totaled R$898.0 million.
Our Cash flows used in investing activities in the year ended December 31, 2021 totaled R$1,470.9 million. This amount consisted of R$779.6 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$972.3 million in purchases of property and equipment, mainly related to POS device purchases, positive cash flow of R$324.2 million related to the redemption of financial investments and R$43.4 million for the acquisition of companies.
Our Cash flows used in financing activities in the year ended December 31, 2021 totaled R$727.2 million, principally related to our borrowing in the amount of R$1,012.1 million along with R$258.0 million that we spent on the repurchase of shares to be held in treasury.
After considering the total decrease in Cash and cash equivalents of R$154.3 million in 2021, as discussed above, our Cash and cash equivalents at December 31, 2021 amounted to R$1,794.4 million.
Cash Flows in 2020:
•Our Cash and cash equivalents at the year ended December 31, 2020 amounted to R$1,640.1 million.
•Our Profit before income taxes for the year ended December 31, 2020 was R$1,774.7 million.
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
•Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by the Central Bank. This item represented a positive cash flow of R$43.2 million in the year ended December 31, 2020.
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
Our Cash flows used in investing activities in the year ended December 31, 2020 totaled R$1,861.5 million. This amount consisted of R$523.8 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$1,522.8 million in purchases of property and equipment, mainly related to POS device purchases, R$530.7 million related to the acquisitions of investments in Brazil’s government treasury bonds, or LFTs, and R$345.6 million related to acquisition of companies, which are mainly related to the acquisition of MOIP.
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
Loans and Financings
In November 2021, the Group entered in a US$180 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single installment at the due date. Interest on the borrowing is paid on the maturity of the operation, together with the total settlements of the financial instruments. On December 31, 2021, the borrowing amounted to R$1,005,787.
In the same operation, the Company contracted derivative financial instruments, or Swaps, for the borrowing in foreign currency, with the specific objective of protecting said borrowing from fluctuations arising from foreign exchange variation, with the final remuneration, considering all the costs of the operation, equivalent to 109.4% of the CDI.
We had no third-party borrowings at December 31, 2020 and 2019. For further information on our financing activities, see Note 19 to our audited consolidated financial statements.

Commitments and Contractual Obligations
Our contractual obligations at December 31, 2021 consisted of obligations to purchase POS devices, borrowings and deposits obligations as follows:

	At December 31, 2021
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)

POS device purchases	1,650.9	-	-	-	1,650.9
Borrowings	1.005,8	-	-	-	1,005.8
Deposits obligations	3,056.4	77.6	-	-	3,134.0
Total	5,713.1	77.6	-	-	5,790.7
Off-Balance Sheet Arrangements
Other than the contractual obligations shown above, we do not have any off-balance sheet arrangements and did not have any such arrangements for the years ended December 31, 2021 and 2020.
For a discussion of off-balance sheet arrangements for the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” of our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 27, 2021.
Significant Accounting Estimates and Judgments
The preparation of financial statements requires the use of certain significant accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described below and in Note 3 to our audited consolidated financial statements.
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

Provision for contingencies
PagSeguro Digital recognizes provisions for civil, tax and labor lawsuits. We recognize provisions for legal proceedings in our financial statements when we have a present legal or constructive obligation as the result of past events and we are advised by independent outside counsel that: (i) it is probable that an outflow of resources will be required to settle the obligation; and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to take into account changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or decisions of courts.
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
ITEM 5E.     CRITICAL ACCOUNTING ESTIMATES
Not applicable.
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
The table below sets forth certain information of the current members of our board of directors:

Name	Title	Date of Birth

Luis Frias	Chairman	April 6, 1963
Eduardo Alcaro	Vice Chairman	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Ricardo Dutra da Silva	Director	December 1, 1975
Noemia Gushiken*	Director	November 3, 1972
Cleveland Prates Teixeira*	Director	August 15, 1966
Marcia Nogueira de Mello*	Director	March 14, 1965

*	Independent according to SEC and NYSE rules.
The following is a brief summary of the business experience of our current directors. Unless otherwise indicated, the current business address for our directors is Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil.
Luis Frias. Mr. Frias has been the member of our board of directors and our Principal Executive Officer since December 18, 2017. He is currently the Chairman of our board of directos since January 8, 2018. Mr. Frias has also been a member of the newly formed executive committee of our board of directors since January 10, 2022. He joined Grupo Folha in 1981 and was its principal executive officer from 1989 to 2019, and he is currently the Publisher of Grupo Folha. In 1996, he founded UOL, a pioneering Brazilian internet company. As Principal Executive Officer and Chairman of the Board of Directors of UOL, he has expanded UOL’s business, through organic growth and dozens of acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP).
Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors since December 18, 2017 and has held a number of executive officer positions over the course of 2021, including Chief Business Development Officer (from which he resigned on October 8, 2021) and Chief Financial Officer, Investor Relations Officer and Chief Accounting Officer (from which he resigned on May 18, 2021). He is currently the Vice Chairman of our board of directors since June 2, 2021, and is also a member of the newly formed executive committee of our board of directors since January 10, 2022. He was also Chief Financial Officer of the UOL group and Officer of the Folha Group from 2011 until October 2021. He holds a bachelor’s degree in business administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo. Before joining our group, Mr. Alcaro held several positions, including Finance Vice President at Walmart Brazil from 2008 to 2011, Financial Planning and Investors Relations Director at Walmart USA from 2006 to 2008, Mergers & Acquisitions Director at Walmart International from 2003 to 2006, Finance Manager at Walmart Brazil from 1997 to 2003 and Auditor at PricewaterhouseCoopers from 1992 to 1997.

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
Ricardo Dutra da Silva. Mr. Dutra has been a member of our board of directors since December 18, 2017. He was an Executive Officer from December 18, 2017 until October 8, 2021. He has been Chief Executive Officer since October 8, 2021. Mr. Dutra has also been a member of the newly formed executive committee of our board of directors since January 10, 2022, and on the same date, Mr. Dutra was appointed as Co-Chief Executive Officer alongside Mr. Alexandre Magnani. He has been Chief Executive Officer of PagSeguro Brazil and was also Chief Executive Officer of UOL Digital Content and Products from March 2016 until August 2019. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as Country Manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV) in São Paulo, and a full-time MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.
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
Cleveland Prates Teixeira. Mr. Teixeira has been a member of our board of directors since January 1, 2019. He holds a master’s degree in Economics from Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo and a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP). From 2002 to 2004, he served as a Commissioner of the Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian antitrust agency, and from 1999 to 2002, he served as Deputy Secretary for Economic Monitoring (Secretaria de Acompanhamento Econômico – SEAE) of the Brazilian Ministry of Finance, and as Coordinator General of Trade and Services and Cartel Prosecution for the same department. In 2002, he was a member of the Federal Fund for the Defense of Collective Rights of the Brazilian Ministry of Justice, and from 2006 to 2008, he was Council of the Brazilian Institute of Economics (Instituto Brasileiro de Economia – IBRE) at Getulio Vargas Foundation (Fundação Getulio Vargas – FGV). Since 2007, he has taught courses on Microeconomics, Economic Analysis of Law, Antitrust and Regulation at the GVLaw graduate program at the law school of Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo, and has coordinated a course in Market Regulation at the Foundation Institute of Economic Research (Fundação Instituto de Pesquisas Econômicas – FIPE). He is also the Managing Partner of Microanalysis Consultoria Econômica, having worked on economic issues and coordinated projects in financial, regulatory and competition affairs in various sectors of the economy, including consultancy to both national and international government agencies, such as the Applied Economic Research Institute (Instituto de Pesquisa Econômica Aplicada – IPEA), the United Nations Conference on Trade and Develoment (UNCTAD) and the World Bank.

Marcia Nogueira de Mello. Ms. Mello has been a member of our board of directors since March 16, 2020. She holds a bachelor’s degree in computer science from the Mackenzie Presbitarian University (Universidade Presbiteriana Mackenzie) in São Paulo, Brazil. From 1984 until 1997, she worked for several information technology services companies, and since 1997 she has dedicated her career to the payments market, working for a series of companies in the industry, including Hypercom (1997/2004), Verifone (2004/2006), Sagem (2006/2007), and Electronic Data Systems (2007/2008), an HP company focusing on payments processing systems, business process outsourcing (BPO) and infrastructure. From 2008 until 2011, she worked at Cielo, first as IT Director, managing architecture, IT innovation and strategy, projects and certification and later as Commercial Director, to develop alternative sales channels (banks, enterprise resource planning (ERP) companies, independent sales organizations (ISO), etc.). From 2011 until 2013, she rejoined the VeriFone Group to develop the Brazilian market for Point, a new business unit dedicated to expanding alternative payments infrastructure. After that, from 2013 until 2014 she acted as the Commercial Director for Elavon do Brasil for medium and large accounts. In mid-2014, she assumed the role of CEO of Global Payments South America and of member of the Board of Directors at Global Payments Serviços de Pagamentos Brazil. Since the beginning of 2020, Ms. Mello has focused on mentoring young executives and preparing women from underprivileged communities to enter the job market. In July 2020, she assumed the role of president of the Board of Smartbank, and since March 2021, she has been a member of the consulting board of DMCard. Since October 2020, she has been a volunteer mentor for Quintessa, a start-up accelerator for companies with a social or environmental purpose.
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
Executive Committee
On January 10, 2022, we formed a new executive committee of our board of directors that serves as an administrative committee to act upon and facilitate deliberations and analysis by senior management and our board of directors of certain high-level business and strategic matters. The executive committee is currently composed of Luiz Frias, Eduardo Alcaro and Ricardo Dutra. Our executive officers, including the chief financial and investor relations officer and chief accounting officer, will report to the executive committee.

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
The table below shows our current executive officers:

Name	Title	Date of Birth

Luis Frias	Principal Executive Officer	April 6, 1963
Ricardo Dutra da Silva	Co-Chief Executive Officer	December 1, 1975
Alexandre Magnani	Co-Chief Executive Officer	November 10, 1970
Artur Schunck	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer	June 11, 1979
The following is a brief summary of the business experience of our current executive officers. The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01451-001 São Paulo, SP, Brazil.
Luis Frias. See “Board of Directors” for a brief biographical description of Mr. Frias.
Ricardo Dutra da Silva. See “Board of Directors” for a brief biographical description of Mr. Dutra da Silva.

Alexandre Magnani. Mr. Magnani has been Co-Chief Executive Officer since January 10, 2022. He has been working at PagSeguro since January 2015, acting as the Director of the company’s Sales and International Financial Services, including leadership in sales, acquiring business and e-commerce, among other areas. Before joining PagSeguro, Mr. Magnani worked for nearly 15 years at Mastercard International, leading their Latin American regional new business development and retailer issuer’s initiatives. Prior to that, he spent over five years for Redecard and Credicard in Brazil. Mr. Magnani holds a bachelor’s degree and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas –FGV) in São Paulo, Brazil.
Artur Schunck. Mr. Schunck has been Chief Financial Officer, Investor Relations Officer and Chief Accounting Officer since November 10, 2018. He has held multiple roles in the finance department at our company, acting as PagBank’s Finance Director since April 2015. In that role, he has led the company’s finance, treasury, controllership, financial planning and analysis, logistics, financial services and credit products teams. From February 2014 to April 2015, he was the Director of Financial Planning and Treasury for UOL, and from January 2006 to December 2013 he held several financial management positions at Walmart Brasil Ltda., including Director of Financial Planning & Analysis and Strategy. Mr. Schunck holds a bachelor’s degree in business administration from the Pontifical Catholic University of the State of Rio Grande do Sul (Pontifícia Universidade Católica do Rio Grande do Sul) in Porto Alegre, Brazil and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas -FGV) in São Paulo, Brazil.
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
The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2021 was R$ 49.2 million. This includes benefits paid in kind and variable compensation.
Long-Term Incentive Plan – Goals
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by our board of directors, amended and ratified along with subsequent amendments on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021 and December 22, 2021. We believe the LTIP-Goals will help us attract and retain individuals who have a high potential to contribute to our success, and further align their interests with ours. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of our Chairman of our board of directors and two officers of UOL.
Prior to the most recent amendment to LTIP-Goals on December 22, 2021, the terms applicable to the plan for performance in 2021 (payable in 2022) are consistent with the summary set out in Note 2.20 (Share-based payments (LTIP and LTIP Goals)) to our audited financial statements included elsewhere in this annual report. A summary of LTIP-Goals as amended on December 22, 2021 applicable to the plan for performance in 2022 (payable in 2023) is provided below.
Beneficiaries under the LTIP-Goals are granted awards annually, as payment from the PagSeguro Brazil corporate results-sharing plan, a Maximum Annual Amount, or MAA, in Brazilian reais, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee, based on the achievement of performance goals established in our corporate results-sharing plan for any given year. In January of each year, the LTIP-Goals Committee shall establish the MAA for that particular year, which shall be converted into a maximum number of Class A common shares, or MNS, by dividing the MAA by the average price of the Company’s Class A common shares in auctions in December of the prior year (or longer periods, at the LTIP-Goals Committee’s discretion), converted into Brazilian reais using the average price of U.S. dollar for the same period.

Until March 31 of the year following the PagSeguro Brazil corporate results-sharing plan calculation, each beneficiary shall be entitled to receive, as payment from the LTIP-Goals, either the number of Class A common shares or the amount in Brazilian reais, which form of payment shall be determined in the LTIP-Goals Committee’s sole discretion, provided that: (i) the goals established in the PagSeguro Brazil corporate results-sharing plan of the previous year have been totally or partially achieved; (ii) the total amount determined for the payment under the PagSeguro Brazil corporate results-sharing plan, including the corresponding amounts (either a number of Class A common shares or an amount in Brazilian reais), plus taxes shall not be higher than the amount equivalent to a percentage of the Company’s net profit, or any other indicator, as established at the beginning of each year by the LTIP-Goals Committee (together with the performance goals set annually for the PagSeguro Brazil corporate results-sharing plan). If the total determined amount exceeds the limit established, payments shall be reduced on a pro-rata basis.
At March 31, 2022, a total of 1,042,887 Class A common shares held as treasury shares were granted and allocated, without cash consideration, to certain members of our management who are beneficiaries under the LTIP-Goals.
We expect that all of our directors, except for Noemia Gushiken, Cleveland Prates Teixeira and Marcia Nogueira Mello, will be named beneficiaries under the LTIP-Goals.
If a beneficiary resigns, retires or dies before of any given year, the beneficiary will not be entitled to any awards under the LTIP-Goals for that year. If a beneficiary resigns, retires or dies after the end of any given year, but before the date on which the value of such beneficiary’s award is converted into our Class A common shares, the beneficiary will be entitled to his or her award under the LTIP-Goals, provided that the goals for the previous year have been met.
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
At March 31, 2022, a total of 5,476,068 new Class A common shares were issued without cash consideration to certain members of our management who are beneficiaries under the LTIP, upon closing of our IPO and in the following months.
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
Share Ownership
The total number of common shares owned by our management as of March 2022 was 6,518,955 Class A common shares (including treasury shares). Except for Luis Frias, no member of our management beneficially owns one percent or more of our common shares.
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
Our culture reflects UOL’s innovation-driven focus, instilling in our professionals a passion for customers and merchants and motivating them to provide next-generation payment capabilities in Brazil. At December 31, 2021, our total team consisted of 8,387 people, including 1,636 employees plus outsourced staff, and 12 employees under BCPS, the rest of our team is located in Brazil. At December 31, 2021, our employees had an average age of 34 years, 79.2% of whom held a bachelor’s degree or higher and 38.2% of whom were women, with 30.8% of our employees specializing in products and engineering. We also offer a long-term motivation plan for key professionals and apply meritocratic methods to engage all our professionals, recognize their value and keep them motivated. The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations. We regularly evaluate the allocation of our employees to the categories of activity indicated in the following table and, in certain instances, we have made corresponding updates to the breakdowns for the periods presented.

	As of December 31,
	2021	2020	2019

Products and Engineering	2,080	1,556	1,070
Commercial, Marketing and Operations	4,304	2,820	1,293
Administrative	367	235	215
Total	6,751	4,611	2,578
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

We seek to attract and train the best professionals in the market. We seek to motivate our employees to provide next-generation payment capabilities through a corporate results-sharing plan for all employees and a long-term motivation plan for key professionals. Our corporate results-sharing plan includes salary multiples of two for coordinators, three for managers, 3.5 for general managers, 4.1 or more for directors and one for other employees, due to the market shortage Products and Engineering might be eligible to higher multiples of salary for each level, and is based on annual targets for metrics such as free cash flow, net income, revenues, working capital, EBT, active merchants and TPV. Through the LTIP-Goals, part or all of a beneficiary’s award under our corporate results-sharing plan may be paid in Class A common shares. See “Long-Term Incentive Plan-Goals” and “—Long-Term Incentive Plan.” We believe that we offer competitive compensation packages and a dynamic culture, and have therefore been able to attract and retain qualified personnel and a stable management team. We also offer our employees medical and dental insurance, life insurance, meal voucher cards and a retirement savings plan, among other benefits. In a 2017 survey carried out by the website LinkedIn, UOL was named as the second best place to work in Brazil. We are aware, however, that our continued success will depend on our ability to continue to attract and retain these qualified professionals. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.”
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
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL (our controlling shareholder and parent company), our major shareholders and members of our management, as a single group, as of December 31, 2021.
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
The percentages of beneficial ownership in the table below are based on 202,053,365 outstanding Class A common shares (including treasury shares) and 127,554,861 outstanding Class B common shares. As of December 31, 2021, approximately 74.3% of our Class A common shares (including treasury shares) were held of record by 198 record holders in the United States, and 0.0% of our Class B common shares were held of record in the United States.

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

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Name	Shares	%	Share	%

Universo Online S.A.(2)	864,862	0.4%	127,554,861	100%	86.4%
Capital Research and Management Company(3)	55,901,078	27.7%	-	-	3.8%
Melvin Capital(4)	19,800,000	9.8%	-	-	1.3%
Invesco Ltd. (6)	14,692,252	7.3%	-	-	1.0%
Treasury	1,688,701	0.8%	-	-	0.11%
Management	5,907,894	2.9%	-	-	0.4%
Others	113,198,578	56.0%	-	-	7.7%
Total	202,053,365	100.0%	127,554,861	100%	100.0%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. UOL as holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights.”
(2)	Consists of shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(3)	Consists of shares beneficially owned by Capital Research and Management Company, or CRMC, through Capital Research and Global Investors, or CRGI, and Capital World Investors, or CWI, divisions, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K.,and Capital Group Private Client Services, Inc. (together with CRMC, the"investment management entities"). CRGI is deemed to be the beneficial owner of 38,275,886 shares or 18.9% of outstanding shares and CWI is deemed to be the beneficial owner of 17,625,192 shares or 8.7% of outstanding shares. The address for CRMC is 333 South Hope Street, 55th Fl, Los Angeles, CA90071.
(4)	Consists of shares beneficially owned by Melvin CapitalManagement LP, The Firm is the investment manager to Melvin Master, Melvin Capital Onshore LP, a Delaware limited partnership, or Melvin Onshore, and one or more managed accounts (the “Managed Accounts” and together with Melvin Master and Melvin Onshore, the “Melvin Funds and Accounts”).As of December 31, 2021, the Firm may be deemed to beneficially own an aggregate of 19,800,000 shares of Common Stock. The number of shares reported above consists of (i) 7,985,527 shares of Common Stock and call options to purchase up to 8,147,000 shares of Common Stock held by Melvin Master; (ii) 435,790 shares of Common Stock and call options to purchase up to 445,000 shares of Common Stock held by Melvin Onshore; and (iii) 1,378,683 shares of Common Stock and call options to purchase up to 1,408,000 shares of Common Stock held by the Managed Accounts. The Firm, as the investment manager to the Melvin Funds and Accounts, may be deemed to beneficially own these securities. Gabriel Plotkin is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 201,461,511 shares of Common Stock reported as issued and outstanding in the Issuer’s Annual Report on Form20-F filed with the Securities and Exchange Commission on April 27, 2021.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(5)	Consists of shares beneficially owned by Invesco Ltd. (parent holding company to its investment advisers Invesco Advisers, Inc., Invesco Asset Management Ltd and Invesco Capital Management LLC). The address for Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia, USA 30309.
On July 15, 2020, UOL reached agreements for the exit of certain of UOL’s minority shareholders. On November 23, 2021, UOL purchased 50,000 Class A common shares. As a result of these transactions and as of March 31, 2022, and following the related share transfers involved, UOL continues to be our controlling shareholder with 38.96% of total outstanding share capital and 86.38% of voting power. In connection with the private transaction, the UOL minority shareholders involved received from UOL at closing, and in exchange for their shares of UOL, a total of 21,316,000 of our Class A common shares (following conversion of Class B common shares into Class A common shares).
There is currently no shareholders’ agreement in place.
Related Party Transactions
The total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by UOL and other affiliated companies in the year ended December 31, 2021 was R$370.4 million, representing 4.1% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services, sales of services and deposits provided by affiliated companies during the year, 64.4% were provided by UOL, 27.8% were provided by Compasso, 3.4% were provided by Transfolha and 4.5% where provided by other related parties. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2021 for an amount of R$4.2 million. For more information, see Note 10 to our audited consolidated financial statements.

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
Cost-Sharing Agreements
PagSeguro Brazil is party to two agreements with UOL under which UOL apportions to PagSeguro Brazil the expenses of certain services and personnel hired by UOL for the benefit of PagSeguro Brazil and expenses related to certain of our offices and operations center in São Paulo, which are provided by UOL. Under one agreement, UOL apportions to PagSeguro Brazil expenses relating to call center services, marketing activities, certain ordinary course corporate services, and certain contingency expenses related to litigation. All insurance policies listed under “Business – Insurance” are contracted by UOL under this agreement. Under the other agreement, UOL apportions to PagSeguro Brazil expenses relating to certain back-office personnel who are employed by UOL but allocated to work on matters related to our business.

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
Software Development and Implementation Services Agreement
PagSeguro Brazil and Compasso Techonogia Ltda., or Compasso, a subsidiary of UOL Diveo, are party to a software development and implementation services agreement under which Compasso provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an application-programming interface (API) system.
PagSeguro Brazil and Invillia - Desenvolvimento de Produtos Digitais LTDA, or Invillia, a subsidiary of Compasso Tecnologia Ltda. (a subsidiary of UOL that is not part of the PagSeguro Group), are party to a software development and implementation services agreement under which Invillia provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an application-programming interface (API) system.
UOL Diveo/Compasso Agreements
Cloud Services Agreement
PagSeguro Brazil is party to two agreements with UOL Diveo under which UOL resells cloud services provided by Microsoft Ireland Operations Limited, or Microsoft, and Google Cloud Brasil Computação e Serviços de Dados Ltda., or Google, to PagSeguro Brazil, through technical and commercial proposals. PagSeguro is also party to an agreement with Compasso Informática S.A., or COSA, under which COSA resells cloud services provided by AWS. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support and information technology infrastructure services. PagSeguro Brazil may manage its data through online access or specific software provided by AWS, Microsoft and Google. UOL Diveo and COSA, as resellers of the services, are not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.

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
Scala Data center Agreements
Colocation Agreement
PagSeguro Brazil and UOL Diveo entered into a colocation agreement dated as of July 1, 2019, as amended from time to time, under which UOL Diveo provided colocation services to PagSeguro Brazil, including the provision of space and information technology infrastructure services at UOL Diveo’s data centers. On December 1, 2019, UOL Diveo assigned this colocation agreement to UD Tecnologia, which in turn began providing these services to PagSeguro Brazil. In April 2020, UD Tecnologia was sold to Digital Colony, which is not a related party of the company and which rebranded as Scala.
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
These agreements and all of their respective sublease agreements were terminated on October 1, 2021. Those terminations were recognized without any additional obligations for either party, and, as of November 1, 2021, the parties reciprocally gave each other a full release of any potential future liability.
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
The amounts we had accrued in our financial statements as of December 31, 2021 for all types of legal proceedings for which we believe a loss is probable were R$38.2 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Digital.”
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. As of December 31, 2021, we had judicial deposits in an aggregate amount of R$391.8 million.
Civil Proceedings
The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.

As of December 31, 2021, we were party to approximately 11,098 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON. As of December 31, 2021, we had recorded R$33,3 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for the withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution.
As of December 31, 2021, we were party to two civil lawsuits involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. As of December 31, 2021, we had judicial deposits for civil proceedings in an aggregate amount of R$4,9 million.
Labor Proceedings
As of December 31, 2021, we were party to approximately 284 labor-related judicial and administrative proceedings for which we recorded a provision of R$18.4 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities.
We are not a party to any labor lawsuits involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.
Tax and Social Security Proceedings
As of December 31, 2021, we had made judicial deposits of R$25.8 million related to the Brazilian government’s Social Integration Program (Programa Integração Social, or PIS), R$158.7 million related to Brazilian social security (Contribuição para o Financiamento da Seguridade Social, or COFINS) relating to our financial income, R$159.1 million related to ISS and R$13.0 million related to other tax matters.
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

Our ICMS judicial deposits relate to a tax proceeding filed by Net+Phone against several Brazilian states to challenge the legality of certain constitutional amendments which require that ICMS taxes be collected by those who ship goods to final customers in interstate operations, at a tax differential corresponding to the difference between the rate of the destination state and the interstate rate. As we were not granted injunctive relief, we have obtained a court decision allowing us to deposit the amount related to these ICMS payments in escrow while this payment obligation is discussed in court. In February 2021, the Brazilian Federal Supreme Court issued a ruling (topic 1093) favorable to taxpayers. The probability of loss in this matter has been changed to remote.
On October 15, 2021, PagSeguro Internet was assessed by the Brazilian Internal Revenue Service, or IRS for not collecting financial transaction tax, or IOF tax credit, which is applicable in case of credit transactions of any nature, including intercompany loans. The amount of this assessment totaled R$239 million. The IRS claims that PagSeguro Internet entered into loan agreements with companies within the same corporate group and therefore the IOF tax credit should have been collected. PagSeguro Internet has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions, on which IOF tax credit would be levied. The group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF tax credit. The chances of loss in connection with this proceeding has been determined as possible.
On October 19, 2021, PagSeguro Internet was audited by the Brazilian Internal Revenue Service, or IRS, on the understanding that PagSeguro Internet did not deduct advertising expenses from the PIS and COFINS tax base. The amount involved in this assessment totaled R$34 million. The IRS claims that advertising expenses are not essential or needed for the service PagSeguro Internet provides. A response to the claims presented by the IRS was provided clarifying that these expenses are necessary in connection with the services PagSeguro Internet provides because it does not possess physical headquarters and therefore depends on advertising to promote its products and services to stimulate sales and give credibility to the market. The chances of loss in connection with this proceeding have been determined as possible.
As of December 31, 2021, our judicial deposits related to other tax matters total R$13.0 million. We do not consider any of these other tax matters material.
As of December 31, 2021, we were party to tax lawsuits classified by legal advisors as possible losses, which involved an aggregate amount of R$503.7 million and for which no provision has been made.
Dividend Policy
For our policy on dividend distributions, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
ITEM 9.    THE OFFER AND LISTING
The Offer
Not applicable.
Plan of Distribution
Not applicable.
Trading Markets and Listing Details
Our Class A common shares are listed on the NYSE under the ticker symbol “PAGS.” Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. As of December 31, 2021, the Class A common shares represented 61.30% of our shares and 100% of our current global public float.
If your shares are registered in the name of The Depository Trust Company, or DTC, you are not be a shareholder or member of the company. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares.

On January 28, 2021, Banco B3 announced that it had established an unsponsored program for Brazilian Depositary Receipts representing our Class A common shares, or Class A BDRs, each representing 1/5 of a Class A common share. The Class A BDRs have been listed on the B3 since February 1, 2021, and they trade under the ticker symbol “PAGS34.” The Class A BDR program was noted as the first BDR program for the US-listed shares of a primarily Brazilian operating company. The Class A BDR program is unsponsored, meaning that we did not establish and do not administer it, nor have we taken any steps to register the Class A common shares or the Class A BDRs with the CVM. If you hold Class A BDRs, you are not a shareholder or member of the company, and you must rely on the procedures established by the depositary or other BDR administrator to exercise any rights of a holder of the Class A common shares. The average daily trading volume of our Class A BDRs between February 1 and December 31, 2021 was 32,965, representing approximately 0.016% of our total share capital.
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
PagSeguro Digital’s Articles of Association provide that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to: (i) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profit; (ii) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (iii) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to receive a number of Class B common shares that would allow them to maintain their proportional ownership interests in PagSeguro Digital. For more information see “Preemptive or Similar Rights.”
PagSeguro Digital’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then outstanding Class A common shares.

Fiscal Year
PagSeguro Digital’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.
Voting Rights
The holders of the Class A common shares and Class B common shares have identical rights, except that: (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share; (ii) Class B common shares have certain conversion rights; and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.
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
Inspection of Books and Records
Holders of PagSeguro Digital shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent PagSeguro Digital’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports, as we are required to file with the SEC.

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
Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.
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
Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation, which is effected in compliance with these statutory procedures.

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
If the arrangement and reconstruction were thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.
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

Corporate Governance
Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Memorandum and Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies that they serve. Under PagSeguro Digital’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.
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
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. The board of directors may call a special meeting or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
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
Transaction with Interested Shareholders
The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction, which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
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
Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority-voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
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
Cayman Islands Tax Considerations
The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties, which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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
This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the alternative minimum tax, net investment income tax consequences, or the effects of any state, local, non-United States tax laws or any estate and gift tax laws. If you are considering the purchase of our Class A common shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, beneficial ownership and disposition of our Class A common shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and our executive officers, directors and principal shareholders are exempt from reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
You may request a copy of our SEC filings, at no cost, by contacting us at our headquarters at Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil. Our investor relations office can be reached at +55 11 3914-9524.
Subsidiary Information
Not applicable.
Common Shares Eligible for Future Sale
As of March 2022, PagSeguro Digital had 202,053,365 Class A common shares (including treasury shares), par value of US$0.000025 per share, issued and outstanding, and 127,554,861 Class B common shares, par value of US$0.000025 per share, issued and outstanding.
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
The Company’s risk is mainly related to Boa Compra and BCPS that have revenues in other currencies and cash and cash equivalents maintained in other countries. Additionally, in November 2021, the Group entered into a US$180 million loan agreement and in addition entered into a derivative financial instrument with the specific objective of headging against fluctuations arising from exchange variation.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. For further details, see Note 26 of our financial statements, where a sensitivity analysis of the interest rate risks is presented as of December 31, 2021.
In addition, margins can be affected due to interest rate fluctuation mainly for our prepayment business when we advance receivables to our merchants. Cash is our raw material for this product and if the costs spike, we need to reprice the product to reflect the new cost base. However sometimes the repricing does not occur at the same time of the cost increase or does not achieve the same level, and consequently, the margin may decrease.
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
No credit limits were exceeded in 2021, 2020 or 2019. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.
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
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, including our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer as of December 31, 2021. Based on this evaluation, our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were adequate and effective.
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
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.
Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2021. This report appears on page F-3 of this annual report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2021 and 2020. Our independent accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2021 and December 31, 2020.

	Year ended December 31,
	2021	2020
	(in thousands of reais)

Audit fees(1)	5,201.7	4,414.9
Audit related fees(2)	-	718.5
Total	5,201.7	5,133.4

(1)
“Audit Fees” include fees for: (i) the audit of our annual consolidated financial statements for the years ended December 31, 2021 and 2020 prepared in accordance with IFRS, as issued by the IASB; (ii) the review of our interim financial statements for the three-month periods ended March 31, 2021 and 2020, for the six-month periods ended June 30, 2021 and 2020 and for the nine-month periods ended September 30, 2021 and 2020.

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

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased		Average Price Paid Per Class A Common Share (R$)(2)(3)		Total Number of Class A Common Shares Purchased as Part of Share Repurchase Program		Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program(1) (US$, in millions)

January 2021	-	-	-	-	-	-	-
February 2021	-	-	-	-	-	-	-
March 2021	-		-		-		-
April 2021	-	-	-	-	-	-	-
May 2021	-	-	-	-	-	-	-
June 2021	-	-	-	-	-	-	-
July 2021	-	-	-	-	-	-	-
August 2021	-	-	-	-	-	-	-
September 2021	-	-	-	-	-	-	-
October 2021	405,744	-	188.13	-	405,744	-	13.846
November 2021	550,000	-	175.74	-	550,000	-	17.382
December 2021	730,491	-	152.08	-	730,491	-	19.706

(1)	Our share repurchase program, which was adopted in October 2018 authorized the repurchase in an aggregate amount of up to US$250 million with no fixed expiration date.
(2)	Not including brokerage fees.
(3)
For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a weighted average rate of R$5.51 to US$1.00 at October 2021, R$5.56 at November 2021 and R$5.64 at December 2021 as reported by the Central Bank . These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.

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
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENTS INSPECTIONS
Not applicable.
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See pages F-1 through F-54, filed as part of this annual report.

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

4.3†
English translation of 8th Addendum to the Agreement for the Supply of Equipment, dated as of November 5, 2019, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.3 of Form 20-F filed on April 27, 2021).

4.4†
English translation of 9th Addendum to the Agreement for the Supply of Equipment, dated as of October 1, 2020, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.4 of Form 20-F filed on April 27, 2021).

4.5†
English translation of 10th Addendum to the Agreement for the Supply of Equipment, dated as of July 20, 2021, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A

4.6†
English translation of 11th Addendum to the Agreement for the Supply of Equipment, dated as of March 18, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A

4.7†*
English translation of the Colocation Agreement, dated as of July 2, 2019, between PagSeguro Internet S.A. and UOL Diveo Tecnologia Ltda., including Technical Proposal – Colocation – OPT 19/27357-C, dated as of July 25, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal – PagSeguro – Tamboré Colocation Site – OPT 19/27357, dated as of July 25, 2019 from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Technical Proposal – Colocation – OPT 19/27358-C, dated as of July 25, 2019, from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda.; Business Proposal – PagSeguro – Glete Colocation Site – OPT 19/27358, dated as of July 25, 2019 from UOL Diveo Tecnologia Ltda. to PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.1 of Form F-3/ASR filed on October 15, 2019).

4.8†*
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

4.9†
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

4.10†
English translation of the First Amendment to the Colocation Agreement Assignment Term, dated as of April 22, 2020, between PagSeguro Internet S.A. and UD Tecnologia S.A. (incorporated by reference to Exhibit 4.8 of Form 20-F filed on April 27, 2021).

4.11†*
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

4.12†*
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

4.13†*
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

4.14†*
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

4.15
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

4.16†*
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

4.17†
Amendment and Restatement to the Supplement to the License Agreement, dated as of October 7, 2020, between MasterCard International Incorporated and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.15 of Form 20-F filed on April 27, 2021).

4.18†	English Translation of Incentive Agreement for Optimization of the debit card base, dated December 1, 2021, between Mastercard and PagSeguro
4.19†*
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

4.2†*
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

4.21*
Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.22*
First Amendment to the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 16, 2019).

4.23*
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

4.24
English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.25	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).
4.26
English translation of the Long-Term Incentive Plan – Goals (LTIP-Goals) – PagSeguro Internet S.A., dated as of December 18, 2018 and ratified on August 7, 2019, February 21, 2020 and January 19, 2021., (incorporated by reference to Exhibit 4.23 of Form 20-F filed on April 27, 2021).

4.27
English translation of the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of February 13, 2019, between Elo Serviços S.A. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.15 of Form 20-F filed on April 16, 2019).

4.28†
English translation of the First Amendment to the Agreement for Accreditor Participation in ELO Payment Arrangements, dated as of August 24, 2020, between Elo Serviços S.A. and PagSeguro Internet S.A., (incorporated by reference to Exhibit 4.25 of Form 20-F filed on April 27, 2021).

4.29†	English Translation of the First Amendment to the Trade and Incentive Agreement, dates as of December 2, 2021, between Elo Servicos S.A and PagSeguto Internet
4.3†
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

4.31†
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

4.32†
English translation of Service Agreement No. 5, dated as of January 9, 2020, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Service Agreement No. 19, dated as of September 28, 2020, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; and Technical/Commercial Proposal – PagSeguro – Data Specialists – PS-20208026-V1, dated September 25, 2020; all related to the Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda. (incorporated by reference to Exhibit 4.28 of Form 20-F filed on April 27, 2021).

4.33†	English Translation Software Implementation and Development Service Agreement, dated October 28, 2021, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.
4.34†	English Translation Software Implementation and Development Service Agreement, dated November 27, 2021, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.
4.35†
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

4.36†
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

4.37†
MasterCard Bonus Program and Strategic Alliance Agreement, dated as of July 1, 2020, between MasterCard do Brasil Solucoes de Pagamentos Ltda. and PagSeguro Internet S.A., (incorporated by reference to Exhibit 4.31 of Form 20-F filed on April 27, 2021).

4.38†
First Amendment to the AWS Cloud Agreement, dated as of August 18, 2020, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.32 of Form 20-F filed on April 27, 2021).

4.39†
English translation of the Instrument for Assignment of the AWS Agreement, dated as of February 4, 2021, among UOL Diveo Tecnologia Ltda., Compasso Informática S.A. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.33 of Form 20-F filed on April 27, 2021).

4.4†
English translation of Acquisition Agreement with respect to the acquisition of Google Cloud services, dated as of March 1, 2021, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.34 of Form 20-F filed on April 27, 2021).

4.41†	English Translation of Correspondent Bank Agreement, dated as of December 13, 2021, between Banco Seguro and PagSeguro Internet S.A.

4.42†	English Translation of Visa do Brasil Participation Agreement, dated as of December 8, 2021, between Banco Seguro S.A and Visa
4.43†	English Translation of Service Agreement and Other Covenants, dated as of November 7, 2019, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.
4.44†	English Translation First Amendment to the Service Agreement and Other Covenants, dated as of August 18, 2020, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.
4.45†
English Translation of Second Amendment to the Service Agreement and Other Covenants, dated as of August 20, 2020, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.

4.46†	English Translation of Third Amendment to the Service Agreement and Other Covenants, dated as of April 22, 2021, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.
4.47†
English Translation of Fourth Amendment to the Service Agreement and Other Covenants, dated as of August 13, 2021, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.

4.48†	English Translation of Long-term Incentive Plan, dated as of December 20, 2021
8.1	Subsidiaries of PagSeguro Digital Ltd.
11.1	English translation of the UOL Code of Ethics and Conduct, dated as of April, 2022
11.2	English translation of the UOL Code of Ethics and Conduct – Mobbing and Sexual Harassment.
12.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Luis Frias, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Auditores Independentes.
15.2	Consent of PricewaterhouseCoopers Auditores Independentes.

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
“Large Companies” refers to legal entities with annual gross revenues in excess of R$78 million. This commonly used definition in Brazil refers to companies that are not eligible for the deemed profit (lucro presumido) taxation regime under Brazilian Law No. 9,718/1998, as amended.
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
“Medium-Sized Companies” refers to legal entities with annual gross revenues of between R$4.8 million and R$78 million. This commonly used definition in Brazil refers to companies that are eligible for the deemed profit (lucro presumido) taxation regime under Brazilian Law No. 9,718/1998, as amended.
“Micro Companies” refers to legal entities with annual gross revenues of up to R$360,000, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises, as amended, and the Brazilian tax code.
“Micro-Merchant” means Micro Companies and Individual Micro Entrepreneurs.
“Mobile Payments” refers to the payment method where a mobile phone is used to complete payment (with payment information being transmitted in real time), instead of simply as an alternative channel to send payment instructions.
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

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 29, 2022.

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer

PagSeguro Digital Ltd.
Consolidated financial statements
As of December 31, 2021 and 2020

PagSeguro Digital Ltd.
Consolidated financial statements
As of December 31, 2021 and 2020

Report of independent registered public accounting firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the financial statements and internal control over financial reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Revenue recognition
As described in Note 2.15 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2021 as “revenue from transaction activities and other services”, substantially related to electronic intermediation fees, and “financial income”, mostly related to early payments to merchants, the amounts of R$ 6,784,806 thousand and R$ 3,514,425 thousand, respectively, as described in Note 23 to the consolidated financial statements.
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
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition process. The procedures also included, among others, (1) reconciliation of the data extracted from the systems with the general ledger, (2) performing audit procedures over the information technology general controls of the Company's systems, (3) test the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also testing if the percentages applied for these transactions were in accordance with the applicable agreements, (4) performing, on a sample basis, cash collection inspection for the transactions selected and (5) evaluating the sufficiency of the Company's disclosures.
Measurement of expected credit losses for loans and receivables from credit card holders
As described in Notes 3.4 and 8 to the consolidated financial statements, as at December 31, 2021, the expected credit losses on (i) loans and (ii) receivables from credit card holders was R$ 256,927 thousand and R$ 174,046 thousand, respectively. The balance of (i) loans and (ii) receivables from credit card holders as at December 31, 2021, was R$ 1,069,671 thousand and R$ 726,095 thousand, respectively. Management assesses the adequacy of the expected credit losses ('ECL') using projections of losses, based on the actual credit exposure and aging for the portfolios at the date and historical default rates measured under the collective models applied by the management that uses the following assumptions: (i) historical loss records; and (iii) estimated future cash flows.
The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment and assumptions used by management in determining the expected credit losses and the collective model applied, considering the increase in the size of the portfolio, changes in the volume and severity of past due loans and credit card receivables during the current year; (ii) the complexity involved in the process of determining historical default rates of the portfolios; and (iii) effort in performing procedures and in evaluating audit evidence obtained related to the calculations of the percentage of provision by aging of portfolios.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the historical default rates and projections of portfolio future cash flows used in the determination of the percentage of the provision by aging of portfolios. These procedures also included, among others: (i) the involvement of professionals with knowledge in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and collective models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; and (iii) evaluating the sufficiency of the Company's disclosures.

São Paulo,
March 17, 2022

/s/PricewaterhouseCoopers Auditores Independentes Ltda.
We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
PagSeguro Digital Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”) of PagSeguro Digital Ltd. (the Company). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
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

Revenue recognition
Description of the matter
As described in note 2.14 Revenue from transaction activities and other services comprise revenue from fees charged for intermediation in electronic payments and other services such as prepaid cards, while Financial income mostly comprises revenue derived from early payments to merchants. Revenues from transaction activities are recognized at the time the purchase is approved by the related financial institution while financial income is recognized at the time the merchant agrees to receive an early payment for sales in installments. For the year ended December 31, 2019, revenue from transaction activities and other services and financial income amounted to R$3,376 million and R$ 2,031 million, respectively, as disclosed in Note 22 to the consolidated financial statements.

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

/s/ Ernst & Young Auditores Independentes S.S.
We have served as the Company’s auditor on 2019.

São Paulo, Brazil
February 26, 2020

Management's Report on Internal Control over Financial Reporting
The management of PagSeguro Digital Ltd. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company's internal control over financial reporting is a process under the supervision of the co-chief executive officer and chief financial officer and effected by the Company's Statutory Audit Committee, the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2021, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2021 the Company's internal control over financial reporting is effective.
Sao Paulo
March 15, 2022.

/s/ Alexandre Magnani	/s/ Artur Schunck
Alexandre Magnani	Artur Gaulke Schunck
Co-Chief Executive Officer	Chief Financial Officer

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2021 and 2020
(All amounts in thousands of reais)

		December 31,
	Note	2021	2020

Assets
Current assets
Cash and cash equivalents	6	1,794,362	1,640,065
Financial investments	7	782,647	979,837
Accounts receivable	8	23,428,522	16,042,970
Inventories		49,537	30,429
Tax receivable	9	469,490	388,975
Other receivables		194,776	164,805
Total current assets		26,719,334	19,247,081

Non-current assets
Accounts receivable	8	228,880	33,570
Judicial deposits		40,224	7,449
Deferred income tax and social contribution	20	120,762	83,296
Other receivables		11,710	10,293
Investment		15,666	16,400
Property and equipment	12	2,289,052	1,802,613
Intangible assets	13	1,650,176	1,123,620
Total non-current assets		4,356,470	3,077,241
Total assets		31,075,804	22,324,322
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2021 and 2020
(All amounts in thousands of reais)

		December 31,
	Note	2021	2020

Liabilities and equity
Current liabilities
Payables to third parties	14	13,217,150	10,101,510
Trade payables		578,004	335,539
Payables to related parties	10	543,621	58,336
Deposits	15	3,056,444	571,996
Salaries and social security charges	16	259,724	175,198
Taxes and contributions	17	63,934	26,042
Provision for contingencies	18	27,653	17,063
Borrowings	19	1,005,787	—
Derivative financial instruments	19	14,317	—
Deferred revenue	2.15	162,566	186,219
Other liabilities		73,719	102,572
Total current liabilities		19,002,919	11,574,475

Non-current liabilities
Deferred income tax and social contribution	20	1,391,760	1,132,595
Deposits	15	77,552	194,090
Provision for contingencies	18	13,910	11,741
Deferred revenue	2.15	17,300	27,336
Other liabilities		70,165	56,626
Total non-current liabilities		1,570,687	1,422,388

Total liabilities		20,573,606	12,996,863

Equity
Share capital	21	26	26
Treasury shares	21	(285,011)	(13,609)
Capital reserve	21	6,076,286	5,784,288
Retained earnings	21	4,732,624	3,566,522
Equity valuation adjustments	21	(22,372)	(22,372)
Other comprehensive income	21	645	491
		10,502,198	9,315,346

Non-controlling interests		—	12,113

Total equity		10,502,198	9,327,459

Total liabilities and equity		31,075,804	22,324,322
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of income
Year ended December 31, 2021, 2020 and 2019
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2021	2020	2019

Revenue from transaction activities and other services	23	6,784,806	4,508,719	3,376,068
Revenue from sales	23	—	—	174,226
Financial income	23	3,514,425	2,177,360	2,030,511
Other financial income	23	149,491	128,594	126,404

Total revenue and income		10,448,722	6,814,673	5,707,209

Cost of sales and services	24	(5,775,895)	(3,772,298)	(2,762,087)
Selling expenses	24	(1,523,908)	(617,463)	(565,170)
Administrative expenses	24	(877,559)	(563,893)	(427,366)
Financial expenses	24	(790,635)	(109,232)	(38,138)
Other income (expenses), net	24	7,302	22,904	(1,909)

Profit before income taxes		1,488,027	1,774,691	1,912,539

Current income tax and social contribution	20	(119,801)	(62,840)	(24,471)
Deferred income tax and social contribution	20	(201,942)	(419,551)	(521,043)

Income tax and social contribution		(321,743)	(482,391)	(545,514)

Net income for the year		1,166,284	1,292,300	1,367,025

Attributable to:
Equity holders of the parent		1,166,102	1,291,658	1,365,597
Non-controlling interests		182	642	1,428

Basic earnings per common share - R$	22	3.5303	3.9225	4.1613
Diluted earnings per common share - R$	22	3.5105	3.9163	4.1475
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of comprehensive income
Years ended December 31, 2021, 2020 and 2019
(All amounts in thousands of reais)

	For the year ended December 31,
	2021	2020	2019

Net income for the year	1,166,284	1,292,300	1,367,025
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(117)	959	(425)
Loss on investments designated at fair value through OCI	411	(421)	(42)
Income tax and social contribution	(140)	143	14
Other comprehensive income for the year	1,166,438	1,292,981	1,366,572

Attributable to
Equity holders of the parent	1,166,256	1,292,339	1,365,144
Non-controlling interests	182	642	1,428
Net income for the year	1,166,438	1,292,981	1,366,572
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of changes in equity
Years ended December 31, 2021, 2020 and 2019
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

On December 31, 2018		26	(39,532)	5,647,263	40,871	909,267	(7,588)	263	6,550,570	23,806	6,574,376
Net income for the year		—	—	—	—	1,365,597			1,365,597	1,428	1,367,025
Currency translation adjustment		—	—	—	—	—	—	(425)	(425)	—	(425)
Loss on financial assets through OCI		—	—	—	—	—	—	(28)	(28)	—	(28)
Non-controlling acquisition		—	—	—	—	—	(14,784)		(14,784)	(2,850)	(17,634)
Shares issued		—	—	38,992	(38,992)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	93,369	—	—	—	93,369	—	93,369
Acquisition of treasury shares		—	(1,735)	—	—	—	—	—	(1,735)	—	(1,735)

On December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948
Net income for the year		—	—	—	—	1,291,658	—	—	1,291,658	642	1,292,300
Currency translation adjustment		—	—	—	—	—	—	959	959	—	959
Loss on financial assets through OCI		—	—	—	—	—	—	(278)	(278)	—	(278)
Non-controlling acquisition		—	—			—	—	—	—	(10,913)	(10,913)
Shares issued		—	—	3,834	(3,834)	—	—		—		—
Share based long term incentive plan (LTIP)		—	—	—	75,218				75,218		75,218
Acquisition of treasury shares		—	(44,775)	—		—	—	—	(44,775)	—	(44,775)
(LTIP) of treasury shares		—	72,433	—	(72,433)	—	—	—	—	—	—

On December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459
Net income for the year	21	—	—	—	—	1,166,102	—	—	1,166,102	182	1,166,284
Currency translation adjustment	21	—	—	—	—	—	—	(117)	(117)	—	(117)
Loss on financial assets through OCI	21	—	—	—	—	—	—	271	271	—	271
Non-controlling acquisition	21	—	—	—	—	—	—	—	—	(12,295)	(12,295)
Shares issued	21	—	—	138,665	(138,665)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	21	—	—	—	305,408	—	—	—	305,408	—	305,408
Acquisition of treasury shares	21	—	(284,812)	—	—	—	—	—	(284,812)	—	(284,812)
(LTIP) of treasury shares	21	—	13,410	—	(13,410)	—	—	—	—	—	—

On December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198	—	10,502,198
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Consolidated statements of cash flows
Years ended December 31, 2021, 2020 and 2019
(All amounts in thousands of reais)

	For the year ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,488,027	1,774,691	1,912,539
Expenses (revenues) not affecting cash:
Depreciation and amortization	768,593	376,335	128,348
Chargebacks and ECL	664,268	288,309	200,633
Accrual of provision for contingencies	25,938	6,409	8,227
Share based long term incentive plan (LTIP)	370,629	122,870	93,369
Reversal of taxes and contributions	(4,638)	(84,294)	—
Loss on disposal of property, equipment and intangible assets	28,393	19,465	9,393
Derivative Financial Instruments, net	5,952	—	—
Interest accrued	230,555	17,222	(78,649)
Other (income) cost, net	103,667	(18,185)	(26,936)
Changes in operating assets and liabilities
Accounts receivable	(9,303,060)	(5,586,919)	(3,125,537)
Financial investments (mandatory guarantee)	(84,534)	43,229	(161,426)
Inventories	(132,398)	31,602	14,216
Taxes recoverable	(36,565)	(206,221)	(22,386)
Other receivables	(62,084)	(78,744)	(68,008)
Deferred revenue	(33,689)	145,005	68,550
Other liabilities	(17,312)	67,669	(7,923)
Payables to third parties	2,940,739	4,173,264	1,002,092
Trade payables	243,585	72,328	89,962
Receivables from (payables to) related parties	471,585	38,250	(8,610)
Deposits	2,276,041	758,003	—
Salaries and social charges	(8,091)	7,605	32,866
Taxes and contributions	(11,499)	(34,438)	(1,475)
Provision for contingencies	(17,763)	(1,127)	(4,822)
	(93,661)	1,932,328	54,423
Income tax and social contribution paid	(76,782)	(46,384)	(88,184)
Interest income received	1,068,450	266,719	522,542
NET CASH PROVIVED BY OPERATING ACTIVITIES	898,007	2,152,663	488,781
CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	(43,367)	(345,602)	(17,739)
Purchases of property and equipment	(972,274)	(1,522,769)	(333,376)
Purchases and development of intangible assets	(779,555)	(523,785)	(369,415)
Redemption (Acquisition) of financial investments	324,247	530,667	(1,109,619)
NET CASH USED IN INVESTING ACTIVITIES	(1,470,949)	(1,861,489)	(1,830,149)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	1,012,086	—	—
Acquisition of treasury shares	(257,992)	(44,775)	(1,735)
Transaction with non-controlling interest	—	—	(15,992)
Payment of leases	(15,148)	—	—
Capital increase by non-controlling shareholders	(11,707)	(10,289)	(223)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	727,238	(55,064)	(17,950)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	154,297	236,110	(1,359,095)
Cash and cash equivalents at the beginning of the year	1,640,065	1,403,955	2,763,050
Cash and cash equivalents at the end of the year	1,794,362	1,640,065	1,403,955
The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

1. General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A., (formerly PagSeguro Internet S.A.) (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).
On July 15, 2020 PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeg Participações Ltda. (“PagSeg”) and on October 22, 2020, PagSeguro Group constituted another holding company incorporated under PagSeg called PagBank Participações Ltda. ("PagBank Holding").
On December 30, 2020, Pag Bank acquired 20% of the share capital of BoletoFlex Tecnologia e Serviços LTDA. (“BoletoFlex”). Total consideration paid amounted to R$15,000 which was settled in cash on January 4, 2021 and on December 31, 2020 this amount was recognized in other liabilities. PagSeguro Brazil does not have control of BoletoFlex operation, based on IFRS 3. BoletoFlex is not consolidated in these financial statements.
On March 18, 2021, PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeguro Holding Ltd (“PSHC”). Additionally, during the third quarter of 2021, PagSeguro Group established four new subsidiaries under PSHC: Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”), these companies do not yet operate in the year ended December 31, 2021.
In January 2021, PagSeguro Group submitted a request for Brazilian Central Bank approval of a corporate reorganization involving certain of its subsidiaries, this reorganization was approved by Brazilian Central Bank on August 16, 2021. The proposed PagSeguro Group reorganization is intended to improve administration of the corporate structure and to group the operating subsidiaries under appropriate holding companies based on the services provided by each one.
After this corporate reorganization, the group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios - PagSeguro (“FIDC”), RegistraSeguro S.A. (“RegistraSeguro”), Wirecard Brazil Instituição de Pagamento S.A. (formerly Wirecard Brazil S.A.) (“MOIP”) and Concil Inteligência em Negociação S.A (“Concil”). PagSeguro Brazil acquired 100.00% of the issued shares of Concil on August 12, 2021 as detailed in Note 10.
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Tecnologia Ltda. (“Boa Compra”), BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros LTDA. (“CDS”), PagSeguro Biva Serviços Financeiros Ltda (“Biva Serviços”) and PagBank.
•PagBank subsidiaries are Tilix Digital Ltda. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP México.
•BS Holding subsidiary is BancoSeguro S.A. (“Bancoseguro”).
•Biva Serviços subsidiary is PagSeguro Biva Correspondente Bancário Ltda (“Biva Corban”).
These consolidated financial statements include PagSeguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

1. General information (continued)

1.1    COVID-19
The Company has observed that the main impact of the COVID-19 pandemic in total purchase volume (TPV) has occurred between March and June 2020. In the third and fourth quarter of 2020, most of the cities in Brazil started a reopening process, with a gradual recovery of important commercial activities such as shopping malls, general retail, restaurants, and bars, among other non-essential and in-store businesses.
During the year ended December 31, 2021, the Company observed that, in the first three months, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country. In the second quarter of 2021, most of the cities in Brazil accelerated the vaccination of the population, and consequently, the Company saw a graduated reopening process, with extension of opening hours of commercial activities. In the third quarter of 2021, the Company observed the returning of social events with public, consequently the growth of TPV . At the end of the fourth quarter, Brazil began to see an increase in contagions mainly related to Omicron without impact in PagSeguro business.
The Company has a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Marketing and sales expenses are also variable and depends on the Company’s strategy to leverage new products and services such as PagBank. The Company is also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
The Company has a solid position in terms of cash, liquidity and working capital levels and in the years ended December 31, 2021 and 2020 has not faced impairment of assets due to COVID-19.
1.2    Additional information
Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”) is a subsidiary that PagSeguro acquired in October 2020, which represented less than 3% of the Group’s consolidated assets as of December 31, 2021 and less than 2% and 1% of the consolidated revenue and net income for the year ended December 31, 2021. MOIP was involved in a cyberattack between September 25 and September 29, 2021 (the “Incident”). The hackers demanded that the Company make a specified payment to prevent the public disclosure or sale of the targeted hacked data that was compromised in the Incident, which included personal profile information of MOIP customers. At the time of the Incident, MOIP had a distinct and separate IT server and operating environment from the rest of PagSeguro’s IT platform and systems, and therefore none of PagSeguro’s databases, customer information or systems were subject to the Incident, or formed part of the compromised data, beyond those independently within the MOIP IT environment. PagSeguro promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the Brazilian National Authority for Data Protection (Autoridade Nacional de Proteção de Dados) and Brazilian Central Bank on October 7, 2021.
After completion of the assessment, without financial impacts, PagSeguro communicated to the ANPD on January 5, 2022 through a complementary form to the one initially reported on October. During the review of the Incident, PagSeguro not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details. PagSeguro confirms that the Incident has not had a material adverse financial impact on the company or on its customers, and PagSeguro’s IT systems (including MOIP’s IT environment) are operating normally, with heightened security measures undertaken in response to the Incident.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
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
These consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 2021, were authorized for issuance by PagSeguro Digital’s Board of Directors on March 15, 2022.
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
As of December 31, 2021
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
The Group’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).
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
As of December 31, 2021
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
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 26.
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
As of December 31, 2021
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
vii)    Derivative Financial Instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.
If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period until maturity, using a recalculated effective interest rate.
2.6.    Accounts receivable
Accounts receivable include mainly the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and credit operations. Accounts receivables are initially recorded at the fair value net of the expected credit losses. If the term is equivalent to one year or less, accounts receivable is classified as current assets, if not, as non-current assets.
Based on PagSeguro Brazil’s risk assessment, the expected credit loss is mainly comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable. (note 26).
For debit and credit cards receivables from the clients, the credit risk is low based on historical credit losses and is updated considering other external factors, such as credit ratings assigned by FITCH, S&P and Moody’s.
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
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

2.7.    Inventories
Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories' cost and corresponding provision for losses is recognized when sale value is higher than its purchase cost.
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
The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Building leasings	5 to 10 years
Machinery and equipment	5 to 10 years
Other assets	5 to 10 years
During 2021, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
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
As of December 31, 2021
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
In assessing value in use, the estimated future cash flows are discounted to their present value using a pos-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.
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
The payables to third parties from installment transactions are estimated based on the fair value, in accordance with the terms of these transactions.
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
2.13. Borrowings
Borrowings are initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the embedded derivative, which is measured at fair value through profit or loss.
Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
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
2.15. Revenue and income
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
As of December 31, 2021
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
For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 25% for social contribution, according to the law 14.183.
Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

2.17. Employee benefits – Profit sharing
PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.
2.18. Business combination and goodwill
PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquired businesses’ identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.
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
2.19. Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the PagSeguro Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
2.20. Share-based payments (LTIP and LTIP Goals)
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, and ratified on August 7, 2019, February 21, 2020 and January 19, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL. Beneficiaries under the LTIP-Goals are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award was payable in Class A common shares, the relevant value in Brazilian reais was converted into Class A common shares on the last business day of January for awards related to 2019 and 2020. For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made and/or Class A common shares delivered within 10 business days of that determination date.
Before the LTIP-Goals was created, members of management participated in the LTIP, which was established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital Ltd. Beneficiaries under the LTIP were selected by UOL’s LTIP Committee, which consists of the Company’s chairman and two officers of UOL. Since the establishment of LTIP-Goals on December 18, 2018, no new rights have been, nor will be, granted under the LTIP. Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. In this plan, employees (including senior executives) of the UOL group companies receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

That cost is recognized in personnel expenses, together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
2.21. New accounting standards adopted in 2021
The accounting policies adopted in the preparation of the Consolidated financial statements for the year ended December 31, 2021 are consistent with those adopted for the year ended December 31, 2020, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2021, as described below.
IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure, which became effective on January 1, 2021. IFRS 17 replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance, and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group analyzed their contracts and concluded that is not exposed to insurance contracts.
2.22. New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
Amendment to IAS 16 "Property, plant and equipment": In May 2020, the IASB issued an amendment prohibiting an entity from deducting from the cost of property, plant and equipment amounts received from the sale of items produced while the asset is being prepared for its intended use. Such revenues and related costs must be recognized in profit or loss for the year. The effective date of application of this change is January 1, 2022. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 37 "Provision, Contingent Liabilities and Contingent Assets": In May 2020, the IASB issued this amendment to clarify that, for purposes of assessing whether a contract is onerous, the cost of performing the contract includes the incremental costs of performing of this contract and an allocation of other costs that relate directly to the performance of this contract. The effective date of application of this change is January 1, 2022. The group does not expect the new amendment to materially impact its results of operations.
Annual Improvements - 2018-2020 Cycle: In May 2020, the IASB issued the following changes as part of the annual improvement process, effective January 1, 2022:
(i) IFRS 9 - "Financial Instruments" - clarifies which rates must be included in the 10% test for the write-off of financial liabilities.
(ii) IFRS 16 - "Leases" - amendment of example 13 in order to exclude the example of lessor payments related to improvements in the leased property.
(iii) IFRS 1 "First-time Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange rate variations.
(iv) IAS 41 - "Biological Assets" - removal of the requirement to exclude cash flows from taxation when measuring the fair value of biological assets and agricultural products, thus aligning the fair value measurement requirements in IAS 41 with those of other IFRS standards.
The group does not expect the new improvements to materially impact its results of operations.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.

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
The amortization of software usage rights is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for PagSeguro Group (note 2.9).
3.2.    Deferred income tax and social contribution
PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
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
For loans and credit cards receivable with the clients, the provision rates are based on days past due and internal credit rating (i.e. the capacity and historical payments linked to the Client). The provision is initially based on the Group's historical observed default rates. PagSeguro periodically reassesses the premises to adjust the historical credit loss experience with prospective information every year. Therefore, if any external factor, as a representative fall-off in forecast economic indicators and unstable economic scenario indicates an increase in number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the future estimates are analyzed and adjusted.
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries

	On December 31, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

PagSeguro Brazil	23,863,783	15,250,100	8,613,683	1,136,230	99.99	Direct
BS Holding	545,693	7,019	538,674	84,032	99.99	Direct
Pagseg	648,175	5,870	642,305	(51,550)	99.99	Direct
PSHC	36	—	36	—	99.99	Direct
Pagbank	180,053	9,385	170,668	(3,621)	99.99	Indirect
Net+Phone	375,347	103,424	271,923	(35,806)	99.99	Indirect
Boa Compra	456,934	243,905	213,029	14,271	99.99	Indirect
BCPS	2,022	(52)	2,074	258	99.99	Indirect
Biva SEC	1,446,640	1,439,545	7,095	6,728	99.99	Indirect
Biva Serviços	42,901	5,653	37,248	5,965	99.99	Indirect
Biva Corban	21,200	5,446	15,754	12,912	99.99	Indirect
FIDC	4,770,455	816,980	3,953,475	2,294,655	100.00	Indirect
TILIX	13,972	1,573	12,399	5,017	99.99	Indirect
BancoSeguro	10,320,430	9,807,767	512,663	73,489	100.00	Indirect
Yamí	2,087	861	1,226	267	99.99	Indirect
Registra Seguro	5,000	9	4,991	(9)	99.99	Indirect
CDS	10,057	5,583	4,474	(3,157)	99.99	Indirect
Zygo	2,013	4,278	(2,265)	(9,597)	99.99	Indirect
Moip	787,659	596,429	191,230	10,070	100.00	Indirect
Concil	2,390	3,080	(690)	(2,832)	100.00	Indirect
Pagseguro Chile	7	—	7	—	100.00	Indirect
Pagseguro Colombia	28	—	28	—	100.00	Indirect
PSGP México	1	—	1	—	100.00	Indirect
Pagseguro Peru	13	—	13	—	100.00	Indirect

	On December 31, 2020
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

Pagseguro Brazil	20,089,735	11,716,120	8,373,615	1,238,345	99.99	Direct
BS Holding	488,173	—	488,173	54,658	99.99	Direct
Pagseg Participações	2	—	2	—	99.99	Direct
Pagbank Participações	15,001	15,000	1	—	99.99	Indirect
Net+Phone	340,829	33,100	307,729	(82,694)	99.99	Indirect
Boa Compra	431,624	268,731	162,893	29,751	99.99	Indirect
BCPS	2,410	476	1,934	(205)	99.50	Indirect
R2TECH	12,511	1,639	10,872	8,864	99.99	Indirect
BSEC	488,988	488,616	372	431	99.99	Indirect
BIVACO	18,532	660	17,872	(193)	99.99	Indirect
FIDC	3,422,207	327,070	3,095,137	1,903,304	100.00	Indirect
TILIX	8,361	979	7,382	(6,240)	99.99	Indirect
BancoSeguro	5,364,406	4,891,653	472,753	56,120	100.00	Indirect
Yamí	1,453	489	964	834	99.99	Indirect
Registra Seguro	5,000	—	5,000	(50)	99.99	Indirect
CDS	4,724	1,073	3,651	(1,430)	99.99	Indirect
Zygo	2,310	2,078	232	(1,652)	99.99	Indirect
Moip	741,689	560,536	181,153	9,207	100.00	Indirect

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries (Continued)

Subsidiaries are engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:
•Biva Sec: The company’s main objective is to acquire and securitize credit solutions of PagSeguro Group, such as, loans and credit card operation.
•FIDC: FIDC is a Brazilian investment fund that was formed on October 4, 2017 to finance the growth of PagSeguro Brazil's early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil, as assignor. PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.
On March 29, 2018, third party investors contributed capital in the amount of R$20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. On November 3, 2020 and November 1, 2021, the third party investors redeemed all of their capital related to the senior quotas and mezzanine quotas. On December 27, 2021 PagSeguro Brazil transferred 15% of their subordinated quotas to PagSeguro Digital. Therefore, as of December 31, 2021, FIDC was composed only of subordinated quotas, which are 100% owned by the PagSeguro Group.
•RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted the Company by investing R$5,000 in share capital. The company provides financial services and software developments related to financial market.
•MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of MOIP. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces (Note 11).
•Concil: On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital of Concil. The company's corporate purpose is to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing, and assignment of the right to use computing (Note 11).
•PagSeg: On July 15, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeguro Digital, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. PagSeg subsidiaries are:
•Net+Phone: The Company was mainly engaged in acquisition and selling POS devices and similar items and has focus on exploring and providing services of telecommunications in general, as well as the practice of any activities necessary or useful for the execution of these services;
•Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.
•BCPS: BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and to handle part of its account management.
•CDS: On August 31, 2020, PagSeguro Brazil acquired 100% of the issued shares of CDS. Management expects that this acquisition will allow PagSeguro to expand product and services offering (note 11).
•R2TECH Informatica Ltda. (“R2TECH”): R2TECH's main activity was in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers. On December 1, 2021, Boa Compra incorporated R2TECH.
•Biva Serviços: whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform;
•Biva Corban: whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries (Continued)

•BIVACO Holdings Ltda ("BIVACO”): BIVACO previous main objective was the intermediation among investors, financial institutions and credit borrowers via an electronic platform. On December 1, 2021, Biva Serviços reversely incorporated BIVACO.
•PagBank: On October 22, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeg, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. Pagbank subsidiaries are:
•TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.
•YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The Company provides a back-office platform for e-commerce and marketplace.
•Zygo: On July 23, 2020, PagSeguro Brazil acquired 100% of the issued shares of Zygo. Management expects that this acquisition will allow PagSeguro to expand product and services offering (note 11). ZYGO is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics.
•BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019).
•BancoSeguro holds a license to provide financial services and its main products are the deposits of PagSeguro Group customers and the service offering of banking solutions for other companies in the Group.
PSHC: On March 18, 2021, PagSeguro Group constituted this holding company incorporated under PagSeguro Digital and additionally, in third quarter of 2021, PagSeguro Group established four new subsidiaries under PSHC.
•Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP Mexico. These companies didn’t operate in the year ended December 31, 2021. Their main objective is to develop all kinds of operations directly or indirectly related to the creation, implementations, and maintenance of technological platforms for payments and especially about e-commerce or the internet in their countries. They may act, directly or indirectly as a facilitator and/or agent within payment systems and digital and electronic payment ecosystems.

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
The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 2.5%, 2.8% and 1.1% for the years 2021, 2020 and 2019, respectively.

6. Cash and cash equivalents

	December 31, 2021	December 31, 2020

Short-term bank deposits	569,816	415,387
Short-term investment	1,224,546	1,224,678
	1,794,362	1,640,065
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, 9.25% per year on December 31, 2021 and 2.0% per year on December 31, 2020).

7. Financial investments
Consists of investments in Brazilian Treasury Bonds (“LFTs”), in the amount of R$782,647 in December 31, 2021 (R$979,837 in December 31, 2020) with an average return of 100% of the Basic Interest Rate (SELIC, 9.25% per year on December 31, 2021 and 2.0% per year on December 31, 2020), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized gain on LFTs in the year ended December 31, 2021 totaled R$271 (loss of R$278 in year ended December 31, 2020).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

8. Accounts receivable

	December 31, 2021						December 31, 2020
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Total

Legal obligors
Itaú	1,333,263	2,045,133	757,306	—	—	4,135,702	774,445	2,100,129	627,463	—	3,502,037
Bradesco	1,630,756	160,690	—	842,352	296,696	2,930,494	448,592	2,043,676	—	—	2,492,268
Santander	818,937	1,464,314	—	—	3,253	2,286,504	988,772	251,808	—	250,849	1,491,429
Nubank	—	2,045,699	—	—	—	2,045,699	107,927	543,513	—	—	651,440
Banco do Brasil	1,384,872	77,639	—	467,305	—	1,929,816	1,759,911	294,631	—	409,384	2,463,926
Banco Carrefour	121,398	744,030	—	—	—	865,428	407,688	87,882	—	—	495,570
Banco Cooperativo Sicoob	216,047	633,590	—	—	—	849,637	—	—	—	—	—
Porto Seguro	550,352	141,924	—	—	—	692,276	158,879	238,196	—	223,354	620,429
CEF	206,969	136,125	—	257,929	—	601,023	—	1,421,074	—	—	1,421,074
Banco C6	—	481,017	—	—	—	481,017	—	—	—	—	—
Banco Bradescard	362,978	91,016	—	9,368	—	463,362	—	—	—	2,874	2,874
Banco Inter	—	407,601	—	—	—	407,601	—	684	—	—	684
Other (iv)	1,890,701	2,088,484	—	215,378	770	4,195,333	702,021	1,212,651	—	95,200	2,009,872
Total card issuers (i)	8,516,273	10,517,262	757,306	1,792,332	300,719	21,883,892	5,348,235	8,194,244	627,463	981,661	15,151,603

Cielo – Elo	—	—	—	—	—	42,662	—	—	—	—	209,318
Getnet	—	—	—	—	—	97,248	—	—	—	—	56,799
Other	—	—	—	—	—	11,716	—	—	—	—	29,030
Total acquirers (ii)	—	—	—	—	—	151,626	—	—	—	—	295,147

Working capital loans	—	—	—	—	—	1,069,671	—	—	—	—	330,848
Working capital loans ECL	—	—	—	—	—	(256,927)	—	—	—	—	(99,330)
Credit card receivables	—	—	—	—	—	726,095	—	—	—	—	257,338
Credit card receivables ECL	—	—	—	—	—	(174,046)	—	—	—	—	(55,728)
Other credit initiatives	—	—	—	—	—	110,050	—	—	—	—	23,360
Other credit initiatives ECL	—	—	—	—	—	(6,166)	—	—	—	—	—
Total credit receivables (iii)	—	—	—	—	—	1,468,677	—	—	—	—	456,488
Current						1,239,797					422,918
Non – Current						228,880					33,570

Other accounts receivable	—	—	—	—	—	156,700	—	—	—	—	177,771
Other accounts receivable ECL						(3,493)					(4,470)

Total accounts receivable	8,516,273	10,517,262	757,306	1,792,332	300,719	23,657,402	5,348,235	8,194,245	627,463	981,661	16,076,540

(i)
Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil's contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.

(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)	The ECL (“expected credit losses”), are measured according to the IFRS 9. The provision rates are based on the internal credit rating that considers external information and are based on days past due. Every report date, PagSeguro reassesses the premises to adjust the historical credit loss experience with prospective information.
(iv)	Refers to other dispersed receivables from legal obligors.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

8. Accounts receivable (Continued)
The maturity analysis of accounts receivable is as follows:

	December 31, 2021	December 31, 2020

Past due after 91 days	155,495	72,152
Past due within 31 to 90 days	32,703	15,156
Past due within 30 days	25,445	10,337
Due within 30 days	4,214,521	7,013,196
Due within 31 to 120 days	12,033,372	6,129,039
Due within 121 to 180 days	3,457,830	1,509,449
Due within 181 to 360 days	3,808,539	1,453,167
Due after 360 days	370,128	33,570
Expected credit losses	(440,631)	(159,527)
	23,657,402	16,076,540

9. Taxes Recoverable

	December 31, 2021	December 31, 2020

Income tax and Social contribution (i)	294,955	223,057
Social integration program (ii)	167,701	151,165
Value-added tax on sales and services (iii)	—	14,646
Other	6,834	107
	469,490	388,975

(i)	The increase is mainly related to withholding taxes from FIDC quotas redeemed in December 2021, amounted to R$409,084, representing withholding taxes of R$59,876
(ii)	Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services and purchase of POS devices.
(iii)	Refers to the Value-added Tax on Sales and Services (ICMS) due to purchases of POS devices, the decrease is related to tax impairment realized in December 2021, in the amount of R$24,476.

10. Related-party balances and transactions
i)Balances and transactions with related parties

	December 31, 2021	December 31, 2020
	Payables	Payables

Immediate parent
UOL – sales of services (a)	16,216	15,720
UOL – shared service costs (b)	19,093	12,539
UOL – deposits (c)	248,271	11,391
Affiliated companies
UOL Edtech Tecnologia - Deposits (c)	229,250	—
Compasso Informática S.A.(d)	12,853	—
UOL Diveo – sales of services (d)	7,612	10,218
Transfolha Transportadora e Distribuição Ltda.	—	1,933
Others	10,326	6,535
	543,621	58,336

.

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

10. Related-party balances and transactions (Continued)

(c)	Certificate of deposits (CD) acquired by UOL and UOL Edtech from BancoSeguro with interest rate between 110% to 120% per year of CDI. The maturity analysis is as follows:

	December 31, 2021	December 31, 2020

Due within 61 to 180 days	193,592	11,391
Due within 181 to 360 days	283,929	—
	477,521	11,391

(d)	This payable refers mainly to colocation and cloud services. In 2020, these services were provided by UOL Diveo and since February 2021 these services are being provided by Compasso Informática S.A.
ii)    Revenue and expense from transactions with related parties

	For the year ended December 31,
	2021		2020		2019
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - shared service costs (a)	—	141,915	—	134,277	—	161,650
UOL - sales of services (b)	3,221	92,664	2,878	80,820	2,520	57,480
UOL - deposits (c)	—	3,797	—	2,970	—	—
Affiliated companies
UOL Diveo - sales of services (d)	—	2,887	—	49,665	—	36,790
Compasso Informática S.A.(d)	—	102,912	—	—	—	—
Transfolha Transportadora e Distribuição Ltda.	—	12,447	—	23,571	—	17,209
UOL Edtech Tecnologia (c)	—	9,695	—	—	—	—
Others	1,013	4,082	603	2,926	35	1,035
	4,234	370,399	3,481	294,229	2,555	274,164

(a)	Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)	Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)	Expenses are related to UOL and UOL Edtech purchase of BancoSeguro's Certificate of Deposits (CD).
(d)	Expenses related to colocation and cloud services. In 2020, these services were provided by UOL Diveo and since February, 2021 the same services are being provided by the affiliated company Compasso. The increase in 2021 relates to higher volume of cloud services due to the increase in active merchants and PagBank users.
iii)    Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the year ended December 31, 2021 amounted to R$41,198 (December 31, 2020 - R$104,568 and R$126,749 in 2019, respectively).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

11. Business combinations

On July 23, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of Zygo. Total consideration amounted to R$8,000 and the total net assets acquired at fair value amounted to R$1,883, resulting in the preliminary recognition of goodwill of R$6,117. In July 2021, the Company concluded the purchase price allocation and as a result in the goodwill of R$5,769, with the allocation of R$348 as non-compete agreement and software. The consideration paid in cash amounted to R$5,053 and the remaining portion of purchase price will be retained for eventual debt and paid between 3 to 5 years after acquisition.
On August 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of CDS. Total consideration paid in cash amounted to R$2,379 and the total net assets acquired at fair value amounted to R$2,379, resulting in no goodwill.
On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital and obtained control of MOIP. Purchase price amounted to R$358,609 and the total net assets acquired at fair value amounted to R$151,986. The initial consideration paid in cash amounted to R$307,855 and on March 8, 2021, additional amount of R$32,573 was paid. The remaining portion in amount of R$18,181 was recognized in other liabilities in non-current liabilities and will be retained for 5 years after acquisition.
The purchase price allocation ("PPA") was completed on December 31, 2020, which included the recognition of a customer portfolio with a fair value of R$58,506, resulting in the recognition of goodwill of R$148,117, which is attributable mainly to operational synergy and cost reductions. The PPA was elaborated considering projections for the period of 5 years based on management’s budgets for MOIP and applying a long-term growth rate based on the estimated gross domestic product ("GDP") plus the estimated growth of GDP of services (fluctuating from 5.7% to 6.3% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 11.7% to 13.3% per year).
On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital and obtained control of Concil. Total consideration amounted to R$43,896 and the total net assets acquired at fair value amounted to R$23,165. The consideration paid in cash amounted to R$35,000 and the remaining portion in amount of R$8,896 was recognized in other liabilities and will be retained for the achievement of metrics. Concil main activity is in the information technology industry, focused on the processing of back-office solutions, including reconciliation services for the capture of credit cards with acquirers and sub acquirers.
The preliminary purchase price allocation ("PPA") was completed on September 30, 2021, which included the recognition of a customer portfolio with a fair value of R$3,839, non-compete agreement of R$940 and software of R$33,136. The Company has also recognized a contingency liability and indemnification assets of R$7,848 resulting in the recognition of goodwill of R$20,731, which is attributable mainly to operational synergy and cost reductions.
The PPA was elaborated considering projections for the period of five years based on management's budgets for Concil and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 2.0% to 4.5% per year) in order to project future cash flows, discount rate based on WACC (fluctuating from 17.5% to 19.5% per year).
These acquisitions are in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2021 (Concil) and 2020 (CDS, Zygo and Moip) were as follows:

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

11. Business combinations (Continued)

	December 31, 2021	December 31, 2020

Fair value of assets and liabilities acquired
Cash and cash equivalents	529	38,385
Accounts receivable acquired	540	537,570
Financial investments acquired	—	177,772
Other Assets acquired	1,092	30,988
Payables to third parties assumed	—	(566,244)
Liabilities assumed	(4,020)	(42,263)
Customer portfolio, expenditures with software and others	45,763	58,506
Deferred taxes	(12,891)	(19,960)
Contingency liability	(7,848)	—
Value of net assets	23,165	214,754
Goodwill	20,731	154,234
Purchase cost	43,896	368,988
Consideration for the purchase settled in cash	35,000	315,287
Cash and cash equivalents at the subsidiary acquired	(529)	(38,385)
Amount paid on acquisitions less cash and cash equivalents acquired	34,471	276,902

12. Property and equipment
a)    Property and equipment are composed as follows:

	December 31, 2021
	Cost	Accumulated depreciation	Net

Data processing equipment	106,643	(51,294)	55,349
Machinery and equipment (i)	2,798,823	(654,360)	2,144,463
Buildings Leasing	94,048	(26,928)	67,120
Other	29,909	(7,789)	22,120
Total	3,029,423	(740,371)	2,289,052

	December 31, 2020
	Cost	Accumulated depreciation	Net

Data processing equipment	77,413	(35,572)	41,841
Machinery and equipment (i)	1,881,556	(204,154)	1,677,402
Buildings Leasing	79,890	(12,621)	67,269
Other	22,114	(6,013)	16,101
Total	2,060,973	(258,360)	1,802,613

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

12. Property and equipment (Continued)

b)    The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

Ont December 31, 2019
Cost	65,116	371,741	—	12,506	449,363
Accumulated depreciation	(18,578)	(28,512)	—	(2,283)	(49,373)
Net book value	46,538	343,229	—	10,223	399,990

On December 31, 2020
Opening balance	46,538	343,229	—	10,223	399,990
Cost	12,297	1,509,814	79,890	9,609	1,611,610
Purchases	10,820	1,519,278	79,717	3,789	1,613,604
Disposals	(1,509)	(9,838)	(684)	(74)	(12,105)
Acquisition of subsidiary	2,986	375	857	5,894	10,111
Depreciation	(16,994)	(175,641)	(12,623)	(3,729)	(208,987)
Depreciation	(15,596)	(175,805)	(12,227)	(1,000)	(204,628)
Disposals	21	264	—	17	302
Acquisition of subsidiary	(1,419)	(100)	(396)	(2,746)	(4,661)
Net book value	41,841	1,677,402	67,269	16,101	1,802,613

On December 31, 2020
Cost	77,413	1,881,556	79,890	22,114	2,060,973
Accumulated depreciation	(35,572)	(204,154)	(12,621)	(6,013)	(258,360)
Net book value	41,841	1,677,402	67,269	16,101	1,802,613

On December 31, 2021
Opening balance
Cost	29,230	917,267	14,156	7,796	968,449
Purchases (ii)	29,940	931,859	15,013	10,478	987,290
Disposals	(1,226)	(14,601)	(857)	(2,902)	(19,586)
Acquisition of subsidiary	516	9	—	220	745
Depreciation	(15,722)	(450,206)	(14,305)	(1,777)	(482,010)
Depreciation	(16,407)	(453,593)	(14,804)	(3,137)	(487,941)
Disposals	1,063	3,389	499	1,445	6,396
Acquisition of subsidiary	(378)	(2)	—	(85)	(465)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

(i)Net book value of machinery and equipment are R$2,091,671 of POS devices. (R$1,635,782, as of December 31, 2020), which are depreciated over 5 years. The depreciation of POS in the year ended December 31, 2021, amounted to R$448,385 (R$172,519 in the year ended December 31, 2020). On December 31, 2021, PagSeguro have contractual obligations to acquire POS Devices in the amount of R$1,650,885 (R$1,386,324 on December 31, 2020).
(ii)In January 2020, PagSeguro entered into a lease agreement until July 2026 and recorded in their financial statements, the office (right-of-use) in the amount of R$88,880, which was calculated considering the discount rate of 4.30% per year. For this leasing agreement, in 2021, PagSeguro agreed the annual lease adjustment of R$9,986. Additionally in May 2021, PagSeguro entered into another lease agreement until January 2024 and recorded in their financial statements, the office (right-of-use) in the amount of R$5,030, which was calculated considering the discount rate of 3.35% per year. Consequently, as of December 31, 2021, PagSeguro had a lease liability presented in other current liabilities in the amount of R$15,690 and as non-current liability in the amount of R$51,521. In 2021, the Company incurred in financial expenses related to these leases of R$21

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets

a)    Intangible assets are composed as follows:

	December 31, 2021
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,016,541	(772,804)	1,243,737
Software licenses	196,854	(53,129)	143,725
Goodwill (ii)	209,908	—	209,908
Other	67,768	(14,962)	52,806
	2,491,071	(840,895)	1,650,176

	December 31, 2020
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	1,319,061	(501,319)	817,742
Software licenses	103,256	(29,060)	74,196
Goodwill (ii)	169,667	—	169,667
Other	62,786	(771)	62,015
	1,654,770	(531,150)	1,123,620

(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies R2TECH, BIVA, BancoSeguro, Yamí, Zygo, Moip and Concil.
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31, 2021	December 31, 2020

Moip	148,117	148,117
Concil	20,731	—
Biva Serviços	14,627	—
Bivaco Holding	—	14,627
Banco Seguro	12,612	12,612
Boa Compra	6,570	—
Zygo	5,768	5,768
R2Tech	—	6,570
Yami	1,382	1,382
Total	209,806	189,075
The recoverable amount of a CGU is determined based on value-in-use calculations. The goodwill was mainly represented by the MOIP acquisition in the amount of R$148,117. The recoverability of this goodwill was tested using five-year budgets, a long-term growth rate based on estimated gross domestic product (3.34% in 2021, 2.51% in 2022, 2.44% in 2023 and 2.49% in 2024), inflation rates (3.01% in 2021, 3.39% in 2022, 3.33% in 2023 and 3.27% in 2024) metrics to project future cash flows and discount rate based on WACC (being stable to 13% per year).
For the amount of goodwill represented by the acquisition of Concil, management has reviewed the assumptions applied in the preliminary purchase price allocation prepared at the date of the transaction and no significant variances were observed from that date to December 31, 2021.
For the goodwill originated by other acquisitions, the Company tested the recoverability using budgets for the period of five years for each of these companies and a long-term growth rate based on the estimative of gross domestic product (1.60% in 2022, 2.28% in 2023, 2.41% in 2024 and 2.45% in 2022) and inflation rates (4.17% in 2022, 3.34% in 2023, 3.17% in 2024 and 3.14% in 2025) applying these metrics to project future cash flows and using discount rate based on WACC (fluctuating from 8% to 13% per year) calculated by each one of Companies with goodwill.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets (Continued)

Based on these assessments, management concluded that the book balances recorded on December 31, 2021 of the respective assets are recoverable, since the estimated value for UGC was higher than its book value and, therefore, no provision for impairment of intangible assets was accounted for.
b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	—	(585)	(316,108)
Net book value	485,939	44,755	54,858	4,001	589,553

On December 31, 2020	485,939	44,755	54,858	4,001	589,553
Opening balance
Cost	531,092	45,010	114,809	58,199	749,110
Additions (i)	485,608	42,138	134,274	58,633	720,653
Disposals (ii)	(6,308)	—	(19,465)	(447)	(26,220)
Acquisition of subsidiary (iii)	51,791	2,871	—	13	54,675
Amortization	(199,289)	(15,569)	—	(185)	(215,043)
Amortization	(164,319)	(15,153)	—	(180)	(179,652)
Disposals	2,667	—	—	—	2,667
Acquisition of subsidiary (iii)	(37,636)	(416)	—	(5)	(38,056)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620

On December 31, 2021
Cost	697,480	93,597	40,241	4,983	836,301
Additions (iv)	715,382	97,103	40,589	4,983	858,057
Disposals	(18,167)	(3,645)	(348)	—	(22,160)
Acquisition of subsidiary (iii)	265	139	—	—	404
Amortization	(271,485)	(24,068)	—	(14,192)	(309,745)
Amortization	(278,220)	(24,290)	—	(14,192)	(316,702)
Disposals	6,735	222	—	—	6,957
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

(i)
Refers to pulverized expenditures with software and technology, mainly related to customer experience, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions, mainly related to MOIP and other is related to purchase price allocation of MOIP (customer portfolio).

(ii)	Goodwill disposals refers to goodwill recorded in prior years related to business combinations acquisitions.
(iii)	Relates to intangible assets from Concil acquired in 2021 and MOIP, ZYGO and CDS, which were acquired in 2020.
(iv)	Refers to pulverized expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations acquisitions related to Concil.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

14. Payables to third parties

Payables to third parties, in the amount of R$13,217,150 (R$10,101,510 as of December 31, 2020) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to
14 days.
From the total amount of payable to third parties, R$533,436 (R$739,951, as of December 31, 2020) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$5,167,577 (R$3,566,818 as of December 31, 2020) are the balance of the clients maintained in their banking accounts that are invested by the Company in Certificate of Deposits with 30 days of maturity and interest average rate of 59% of CDI (45% of CDI in December 2020).

15. Deposits

	December 31,
	2021	2020

Certificate of Deposit(i)	2,510,818	604,916
Interbank deposits(ii)	404,998	—
Corporate Securities(iii)	218,180	161,170
	3,133,996	766,086

Current	3,056,444	571,996
Non-Current	77,552	194,090

(i)	The average return is 163% of CDI (164% of CDI in December 2020). The increase is related to higher offer of CDBs products to the clients, considering this service began in 2020.
(ii)	The average return is 118% of CDI.
(iii)	The average return is 152% of CDI (158% of CDI in December 2020).
The maturity analysis of deposits is as follows:

	December 31, 2021	December 31, 2020

Due within 30 days	646,232	5,231
Due within 31 to 120 days	1,029,936	77,812
Due within 121 to 180 days	313,008	53,000
Due within 181 to 360 days	1,067,268	435,952
Due to 361 days or more days	77,552	194,091
	3,133,996	766,086
The changes in deposits were as follows:

On December 31,2019	—
Additions	892,754
Withdraws	(130,459)
Interest	3,791
On December 31,2020	766,086
Additions	4,929,953
Withdraws	(2,667,612)
Interest	105,596
On December 31,2021	3,133,996

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

16. Salaries and social security charges

	December 31, 2021	December 31, 2020

Profit sharing	75,076	29,401
Social charges	39,200	24,776
Payroll accruals	75,151	53,264
Payroll taxes (LTIP) (i)	61,359	62,293
Other	8,938	5,464
	259,724	175,198

(i)	Refers to social charges and income tax over LTIP and LTIP goals balances

17. Taxes and contributions

	December 31, 2021	December 31, 2020
Taxes
Services tax and other (i)	171,902	157,066
Value-added tax on sales and services (ii)	117	29,678
Social integration program (iii)	26,832	24,984
Social contribution on revenues (iii)	164,330	153,626
Income tax and social contribution (iv)	31,865	6,336
Other	12,479	8,841
	407,525	380,531

	December 31, 2021	December 31, 2020
Judicial deposits (v)
Services tax (i)	(159,101)	(150,121)
Value-added tax on sales and services (ii)	—	(29,114)
Social integration program (iii)	(25,789)	(24,498)
Social contribution on revenues (iii)	(158,701)	(150,756)
	(343,591)	(354,489)
	63,934	26,042

(i)Refers to tax on revenues.
(ii)In March 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the provision in the amount of R$29,114. Consequently, as the Company does not have this amount recorded in liability to make the offset with judicial deposits, the deposit is now being presented in the non-current assets as Judicial Deposits, until the withdrawal of these amounts.
(iii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)Refers to the income tax and social contribution payable.
(v)The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i", "ii" and "iii" above.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

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

	December 31, 2021	December 31, 2020

Civil	33,343	23,238
Labor	18,387	13,598
	51,730	36,836
Labor Deposits	(10,167)	(8,032)
	(10,167)	(8,032)
	41,563	28,804
Current	27,653	17,063
Non-Current	13,910	11,741
Below it’s demonstrated the movements of the provision for contingencies in the year ended December 31, 2021:

On December 31,2019	11,849
Accrual	6,409
Acquisition of subsidiary	11,446
Settlement	(1,127)
Interest	227
On December 31,2020	28,804
Accrual	25,907
Settlement	(17,760)
Interest	4,610
On December 31,2021	41,563
The PagSeguro Group is party on tax and civil lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized on December 31, 2021, totaling approximately R$504,691 (December 31, 2020 - R$165,862). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses. The main tax and labor lawsuit are disclosed below:
On October 15, 2021, PagSeguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans. IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$239,812.
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, PagSeguro in 2021 has one labor contingency in the amount of R$68,534.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

19. Borrowings

In November 2021, the Group entered in a US$180 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single installment as the due date. Interest on the borrowing is paid on the maturity of the operation, together with the total settlements of the financial instruments. On December 31, 2021, the borrowing amounted to R$1,005,787, of which R$1,297 related to interest.
In the same operation, the Company contracted derivative financial instruments (“Swaps”) for the borrowing in foreign currency, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, with the final remuneration, considering all the costs of the operation, equivalent to 109.4% of the CDI. In 2021, the Company incurred in financial expenses in the amount of R$14,317.
That capture was directed to working capital helping to financing the operation and it is not linked to borrowing limits or covenants.
20.    Income tax and social contribution

a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets(ii)	Other temporary differences liability (iii)	Total

Deferred tax
On December 31, 2019	50,134	5,618	(161,211)	153,632	(679,123)	(630,950)
Included in the statement of income	17,446	(721)	(117,073)	29,462	(348,666)	(419,552)
Other	1,259	—	313	(276)	(94)	1,202
On December 31, 2020	68,839	4,897	(277,971)	182,818	(1,027,883)	(1,049,300)

Included in the statement of income	(2,524)	(5,084)	(157,885)	170,895	(207,344)	(201,942)
Other	4,468		8,617	(93)	(32,748)	(19,756)
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)

Deferred tax asset						120,762
Deferred tax liability						(1,391,760)

(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)The main other assets temporary difference refers to expected credit losses (note 8) and taxes and contributions (note 17).
(iii)The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

20. Income tax and social contribution (Continued)

b)Reconciliation of the income tax and social contribution expense:
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for years ended December 31, 2021, 2020 and 2019:

	For the year ended
	December 31, 2021	December 31, 2020	December 30, 2019

Profit for the year before taxes	1,488,027	1,774,691	1,912,539
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(505,929)	(603,395)	(650,263)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	704	(7,175)	(814)
R&D and technological innovation benefit(i)	187,207	134,247	86,665
Different tax rates	(20,839)	(6,316)	3,575
Unrecorded deferred taxes	14,625	—	—
Other additions	2,488	248	15,323
Income tax and social contribution expense	(321,744)	(482,391)	(545,514)

Effective rate	22%	27%	29%
Income tax and social contribution – current	(119,801)	(62,840)	(24,471)
Income tax and social contribution – deferred	(201,942)	(419,551)	(521,043)

(i)Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 13.

21. Equity
a)Share capital
On December 31, 2021, share capital is represented by 329,608,226 common shares, per value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2021:

December 31, 2019 shares outstanding	328,855,412
Treasury shares	(350,006)
Long-Term Incentive Plan	1,058,509
Repurchase of common shares	(547,543)
December 31, 2020 shares outstanding	329,016,372
Treasury shares	1,520,065
Long-Term Incentive Plan	758,024
Repurchase of common shares	(1,686,235)
December 31, 2021 shares outstanding	329,608,226
b)Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the year ended December 31, 2021, the Company recognize LTIP capital movement by issuing new shares of R$138,665 (R$3,834 in the year ended December 31, 2020).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

21. Equity (Continued)

c)Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the year ended December 31, 2021, the Company recognized in equity, costs related to the LTIP and LTIP goals in the total amount of R$305,408 (R$75,218 in the year ended December 31, 2020). On December 31, 2021, the amount of R$61,359 (R$62,293 on December 31, 2020) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 16).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of the Company’s issued share capital at any time. On December 31, 2021, total shares granted were 6,167,108, and the total shares issued were 5,907,695.
d)OCI and Equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, which amounted to a loss of R$117 in the year ended on December 31, 2021 (gain of R$959 in the year ended December 31, 2020). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The Financial investments mentioned in Note 7 were classified at fair value through other comprehensive income. Unrealized gain on LFTs in the year ended December 31, 2021, totaled R$271 (loss of R$278 in the year ended December 31, 2020).
The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2020).
e)Treasury shares
On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the year ended December 31, 2021, 2020:

	Shares	Amount	Average Price (US$)
December 31, 2019 treasury shares	518,642	41,267	20.09
Repurchase of common shares	547,543	44,775	16.13
Long-Term Incentive Plan	(897,549)	(72,433)	18.06
December 31, 2020 treasury shares	168,636	13,609	18.06
Repurchase of common shares	1,686,235	284,812	30.23
Long-Term Incentive Plan	(166,170)	(13,410)	18.06
December 31, 2021 treasury shares	1,688,701	285,011	30.23

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

22. Earnings per share

a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the year ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
	2021	2020	2019

Profit attributable to stockholders of the Company	1,166,102	1,291,658	1,365,597
Weighted average number of outstanding common shares (thousands)	330,310,786	329,292,240	328,169,609
Basic earnings per share - R$	3.5303	3.9225	4.1613
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

	For the year ended December 31,
	2021	2020	2019

Profit used to determine diluted earnings per share	1,166,102	1,291,658	1,365,597
Weighted average number of outstanding common shares (thousands)	330,310,786	329,292,240	328,169,609
Weighted average number of shares that would have been issued at average market price	1,864,038	521,937	1,090,047
Weighted average number of common shares for diluted earnings per share (thousands)	332,174,824	329,814,177	329,259,656
Diluted earnings per share - R$	3.5105	3.9163	4.1475
Este

23. Total revenue and income

	For the year ended December 31,
	2021	2020	2019

Gross revenue from transaction activities and other services (i)	7,574,728	5,059,464	3,862,627
Gross revenue from sales (ii)	—	—	243,728
Gross financial income (iii)	3,587,823	2,193,961	2,054,430
Other financial income (iv)	149,491	128,595	126,404
Total gross revenue and income	11,312,042	7,382,020	6,287,189

Deductions from gross revenue from transactions activities and other services (v)	(789,922)	(550,744)	(486,559)
Deductions from gross revenue from sales (ii)	—	—	(69,502)
Deductions from gross financial income (vi)	(73,398)	(16,603)	(23,919)
Total deductions from gross revenue and income	(863,320)	(567,347)	(579,980)
Total revenue and income	10,448,722	6,814,673	5,707,209

(i)In the year ended December 31, 2021, R$268,931 corresponds to membership fee (R$140,803 in the year ended December 31, 2020).
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes interest income from early payment of notes payable to third parties.
(iv)Includes (a) interest of financial investments and (b) gain on exchange variation.
(v)Deductions consist of transactions taxes. Additionally, in the year ended December 31, 2021, R$24,876 (R$13,314 in the year ended December 31, 2020) correspond to membership fee taxes.
(vi)Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

24. Expenses by nature

	For the year ended December 31,
	2021	2020	2019

Transactions costs (i)	(4,321,135)	(2,773,436)	(1,815,374)
Cost of goods sold (ii)	—	—	(463,293)
Marketing and advertising	(791,134)	(510,840)	(476,466)
Personnel expenses (iii)	(1,074,249)	(619,137)	(399,104)
Financial expenses (iv)	(790,635)	(109,232)	(38,138)
Chargebacks and ECL (v)	(664,268)	(288,309)	(200,633)
Depreciation and amortization (vii)	(768,593)	(376,335)	(128,348)
Other (vi)	(550,681)	(362,693)	(273,314)
	(8,960,695)	(5,039,982)	(3,794,670)
Classified as:
Cost of services	(5,775,895)	(3,772,298)	(2,236,066)
Cost of sales	—	—	(526,021)
Selling expenses	(1,523,908)	(617,463)	(565,170)
Administrative expenses	(877,559)	(563,893)	(427,366)
Financial expenses	(790,635)	(109,232)	(38,138)
Other income (expenses), net	7,302	22,904	(1,909)
	(8,960,695)	(5,039,982)	(3,794,670)

(i)The increase is mainly represented by (i) costs related to freight, maintenance of POS and storage costs in the amount R$242,834 for year ended December 31, 2021 (R$212,813 and R$120,870 for years ended December 31, 2020 and 2019), (ii) costs related to interchange fees of card issuers were the amount of R$3,043,591 for the year ended December 31, 2021 (R$1,680,441 and R$1,390,600 for years ended December 31, 2020 and 2019), (iii) card scheme fees in the amount of R$653,224 for the year ended December 31, 2021 (R$432,361 and R$292,629 for years ended December 31,2020 and 2019) and (iv) in 2021, PagSeguro had a cost of R$117,547 related to PagPhone net realizable value and obsolescence adjustment.
(ii)On September 1st, 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)Includes R$370,629, R$207,012 and R$156,273 of compensation expenses related to the LTIP and LTIP goals for the years ended December 31, 2021, 2020 and 2019, respectively. The increase in personnel expenses is mainly related to the LTIP and LTIP goals expenses and Hubs’ workforce expansion.
(iv)Relates mainly to the early collection of receivables, which amounted to R$426,992 in the year ended December 31, 2021 (R$49,204 and R$20,570 in the years ended December 31, 2020 and 2019). The remaining increase is related to expenses with higher amount of interests on deposits due to the increase of Brazilian interest rates and exchange rate in foreign currency.
(v)Chargebacks refer to losses recognized during the period related to card processing operations (acquiring and issuing), losses on digital accounts and provision for delinquency rate of credit portfolio, as detailed in Note 26. In the first quarter of 2021, the amount of R$73,356 is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by PagSeguro management, and there were no losses from these matters in second and third quarters of 2021. Additionally, the increase is related to credit initiatives ECLs as detailed in note 8..
(vi)In the year ended December 31, 2021, includes R$29,114 related to the reversal in the tax payable as detailed in Note 17 and R$24,476 related to an impairment of tax recoverable as detailed in Note 9. In the year ended December 31, 2020, includes R$84,294 related to the reversal of taxation of PIS/COFINS on financial income.
(vii)Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	For the year ended December 31,
	2021	2020	2019

Depreciation
Cost of sales and services (i)	(464,411)	(187,284)	(33,421)
Selling expenses	(89)	(25)	(28)
Administrative expenses	(23,439)	(17,319)	(4,421)
	(487,939)	(204,628)	(37,870)
Amortization
Cost of sales and services	(295,218)	(174,943)	(97,765)
Administrative expenses	(21,484)	(4,709)	(1,892)
	(316,702)	(179,652)	(99,657)
PIS and COFINS credits (ii)	36,048	7,945	9,179
Depreciation and amortization expense, net	(768,593)	(376,335)	(128,348)

(i)The depreciation of POS in the year ended December 31, 2021, amounted to R$448,385 ( R$172,519 in the year ended December 31, 2020).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

25 Financial instruments by category

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
The PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2021	December 31, 2020
Financial assets
Amortized cost:
Cash and cash equivalents	1,794,362	1,640,065
Accounts receivables	23,657,402	16,076,540
Other receivables	206,486	164,805
Judicial deposits	40,224	7,449
Investment	1,406	1,400

Fair value through other comprehensive income
Financial investments	782,647	979,837
	26,482,527	18,870,096

	December 31, 2021	December 31, 2020
Financial liabilities
Amortized cost:
Payables to third parties	13,217,150	10,101,510
Trade payables	578,004	335,539
Trade payables to related parties	543,621	58,336
Deposits	3,133,996	766,086
Borrowings	1,005,787	—
Deferred revenue	179,866	213,555
Other liabilities	143,884	159,198
Fair value through profit or loss
Derivative financial instruments	14,317	—
	18,816,625	11,634,224

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2019
(All amounts in thousands of reais unless otherwise stated)

26. Financial risk management

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
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2021. For this analysis, the Group adopted as a probable scenario for 2022 interest rates of 11.5% for the CDI (increase of 25%). As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities and borrowings) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (9.15%)	Probable scenario with increase of 25% (to 11.5%)

Cash and cash equivalents	100% of CDI	1,794,362	164,184	206,352
Financial investments	100% of CDI	782,647	71,612	90,004
Certificate of deposit	163% of CDI	2,510,818	(374,476)	(470,653)
Interbank deposits	118% of CDI	404,998	(43,728)	(54,958)
Corporate securities	152% of CDI	218,180	(30,345	(38,138)
Bank accounts (note 14)	59% of CDI	5,167,577	(278,972)	(350,620)
Borrowings	109% of CDI	1,005,787	(100,312)	(126,075)
Total			(592,037)	(744,088)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to Boa Compra and BCPS that have revenues in other currencies and cash and cash equivalents maintained in other countries. Additionally, as mentioned in note 19, in November 2021, the Group entered in a US$180 million borrowing agreement and also contracted a derivative financial instrument with the specific objective of protecting from fluctuations arising from exchange variation. Our exchange income (expense), are demonstrated below:

	December 31 2021	December 31, 2020

Exchange variation on P&L, net	(10,645)	55,217
Equity price risk
The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2021 and December 31, 2020, the exposure to equity price from such investments was not material.

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

26. Financial risk management (Continued)

Fraud Risk (chargeback)
The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i) The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii) The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds. PagSeguro’s expenses with chargeback, which was impacted by specific events in the year ended December 31, 2021, are disclosed in note 24.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring.
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
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2021, PagSeguro Group held cash and cash equivalents of R$1,794,362 (R$1,640,065 on December 31, 2020).

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

26. Financial risk management (Continued)

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On December 31, 2021
Payables to third parties	10,415,882	1,770,271	504,444	526,553	—
Trade payables	573,570	4,339	95	—	—
Trade payables to related parties	—	259,216	5,691	323,203	—
Deposits	655,289	1,073,239	334,942	1,201,888	90,595
Borrowings	—	—	—	1,114,211	—

On December 31, 2020
Payables to third parties	8,348,127	1,146,136	300,058	299,645	7,544
Trade payables	332,733	2,806	—	—	—
Trade payables to related parties	—	46,945	5,132	6,438	—
Deposits	5,231	77,812	53,000	435,952	194,091

27. Capital management
The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

December 31, 2021
Borrowings	1,005,787
(-) Cash and cash equivalents	(1,794,362)
Net debt	(788,575)
Total equity	10,502,198
Total capital	9,713,623
Gearing ratio	(8.1)%

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
At December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

28. Non-cash Transactions

	For the year ended December 31,
	2021	2020	2019
Non-cash operation activities
Distribution of LTIP with treasury shares	13,410	72,433	—
Transfer of POS from inventory to property and equipment	—	—	(42,429)

Non-cash investing activities
Property and equipment acquired through lease	15,016	79,031	—
MTM of financial investments	271	(278)	(28)
Income taxes on the fair value of acquired assets	32,748	—	—
Unpaid consideration for acquisition	8,896	68,701	1,961

Non-cash financing activities
Unpaid consideration for acquisition of non-controlling shares	—	—	1,574

29. Fair value measurement
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

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2021
(All amounts in thousands of reais unless otherwise stated)

29. Fair value measurement (Continued)

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of December 31, 2021:

	December 31, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	446,322	1,348,040	—
Financial investments	782,647	—	—
Accounts receivable	—	23,657,402	—
Other receivables	—	206,486	—
Judicial deposits	—	40,224	—
Investment	—	—	1,406

Financial liabilities
Payables to third parties	—	13,217,150	—
Trade payables	—	578,004	—
Trade payables to related parties	—	543,621	—
Deposits	—	3,133,996	—
Borrowings	—	1,005,787	—
Derivative financial instruments	—	14,317	—
Deferred revenue	—	179,866	—
Other liabilities	—	143,884	—

	December 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	321,674	1,318,391	—
Financial investments	979,837	—	—
Accounts receivable	—	16,076,540	—
Other receivables	—	164,805	—
Judicial deposits	—	7,449	—
Investment	—	—	1,400

Financial liabilities
Payables to third parties	—	10,101,510	—
Trade payables	—	335,539	—
Trade payables to related parties	—	58,336	—
Deposits	—	766,086	—
Deferred revenue	—	213,555	—
Other liabilities	—	159,198	—
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2021.