Form 20-F
period 2022-12-31
PagSeguro Digital Ltd.
filed 2023-04-28
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2022
Commission File Number 1-38353

PAGSEGURO DIGITAL LTD.
(Exact name of registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Registered office address)
Artur Gaulke Schunck
+55-11-3914-9524– ir@pagseguro.com
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
(Name, telephone, e-mail and/or facsimile
number and address of company contact person)
Copies to:
David Flechner
Allen & Overy LLP
1221 Avenue of the Americas
New York | NY 10020
Phone: (212) 610 6300 | Fax: (212) 610 6399

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Class A common shares, par value US$0.000025	PAGS	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
As of December 31, 2022 there were 209,148,718 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 120,459,508 Class B common shares, par value of US$0.000025 per share, outstanding.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

•the economic, financial, political and social effects of the COVID-19 pandemic or other pandemics, epidemics and similar crises, particularly in Brazil, and the extent to which they continue to cause serious negative macroeconomic effects, thus enhancing the risks described under “Item 3. Key Information—D. Risk Factors;”
•developments and the perception of risks in Brazil in connection with ongoing corruption and other investigations and uncertainties related to the ability of the newly elected government to continue promoting economic and financial reforms in the country, including protests and riots as a result of the general election held in October 2022 in which the current president Mr. Luiz Inácio Lula da Silva, or Mr. Lula da Silva, narrowly won over the former president Jair Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
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
•“PagSeguro Brazil” means PagSeguro Internet Instituição de Pagamento S.A., our primary operating company, a sociedade por ações incorporated in Brazil. PagSeguro Brazil is substantially wholly-owned by PagSeguro Digital Ltd.
•“PagBank Holding” or “PagBank Participações” means PagBank Participações Ltda., a holding company incorporated in Brazil, which is wholly owned by PagSeg Participações Ltda., or PagSeg, which in turn is wholly owned by PagSeguro Digital.
•“We,” “us” or “our” means PagSeguro Digital, PagSeguro Brazil and their respective subsidiaries on a consolidated basis.
•“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.
•“UOL” means Universo Online S.A., the controlling shareholder of PagSeguro Digital. For more information regarding UOL, see “Item 7. Major Shareholders and Related Party Transactions.”
•“PagSeguro Group” means PagSeguro Digital, together with its subsidiaries;
•“Group” means PagSeguro Group and UOL, together with its subsidiaries.
•“Brazilian government” means the federal government of Brazil.
•All references to the “Companies Act” are to the Cayman Islands Companies Act (As Revised) as the same may be amended from time to time, unless the context otherwise requires.

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
Market and Industry Data
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian internet, payment solutions, e-commerce markets and socioeconomic indicators, are based on publicly available data published by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or ABECS); the Brazilian Bank Federation (Federação Brasileira de Bancos, or Febraban); the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE); the Central Bank of Brazil (BCB); the Brazilian Association of Financial and Capital Markets Entities (ANBIMA); the Getulio Vargas Foundation (FGV); the Brazilian Service of Support for Micro and Small Enterprises (SEBRAE); the World Bank (WB); the International Monetary Fund (IMF); the Bank of International Settlements (BIS); the Insider Intelligence eMarketer; and Comscore, a cross-platform measurement company that measures audiences, brands and consumer behavior, and provides market and analytical data to clients, among others. We also make statements in this annual report about our competitive position and the size of the Brazilian digital payments and e-commerce markets.

Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we nor our agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally, and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Data Protection – Privacy Notice
Scope
The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Act (As Revised), or the DPA, which came into effect in the Cayman Islands on September 30, 2019. This privacy notice puts investors in our Class A common shares on notice that through your investment in our Class A common shares, you will provide us with certain personal information which constitutes personal data within the meaning of the personal data, or DPA. We collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer, or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.
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
What rights do individuals have in respect of personal data ?
Under the DPA, individuals must be informed of the purposes for which their personal data is processed, and this privacy notice fulfills our obligation in this respect.
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
Certain Anti-Money Laundering Matters
In order to comply with legislation or regulations aimed at the prevention of money laundering, namely the Proceeds of Crime Act (As Revised), the Anti-Money Laundering Regulations (As Revised) and the Guidance Notes on the Prevention and Detection of Money Laundering, Terrorist Financing and Proliferation Financing in the Cayman Islands, or the Cayman AML Regime, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. In cases as these, after an internal analysis, the Company may include relevant the subscriber on a restricted list, and decline all future financial transactions involving that subscriber. According to Brazilian anti-money laundering laws, this information must be reported to the Brazilian Council for Financial Activities Control or COAF.

The Company also reserves the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of the Cayman AML Regime or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.
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
Economic Substance
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the ESA, in January 2019. The Company is required to comply with the ESA and related regulations and guidelines. As the Company is a Cayman Islands company, compliance obligations include assessing its operations to determine the required compliance (if any) with the ESA, filing an annual notification for the Company with the Cayman Islands Registrar of Companies disclosing whether the Company is carrying out any relevant activities within the meaning of the ESA and to the extent required under the ESA, the filing of an annual return with the Department of International Tax Co-Operation. Where applicable, the Company must establish that its operations satisfy the economic substance requirements of the ESA. The Company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject the Company to penalties under the ESA.
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

The following tables summarize financial data for PagSeguro Digital as of December 31, 2022, 2021 and 2020. The financial data as of December 31, 2022, 2021 and 2020 and for each of the three years in the period ended December 31, 2022 are derived from our audited consolidated financial statements, included elsewhere in this annual report, except for the December 31, 2020 balance sheet data which are derived from our audited consolidated financial statements, not included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 are derived from our year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes Ltda., with offices at Avenida Brigadeiro Faria Lima, 3732, 16º andar, São Paulo, SP, Brazil 04538-132, Caixa Postal 60054. These audited consolidated financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. PagSeguro Digital maintains its books and records in reais.
You should read this information in conjunction with the following other information included elsewhere in this annual report:
•our audited consolidated financial statements and related notes; and
•the information under “Item 5. Operating and Financial Review and Prospects.”
The following tables present our selected financial and operating data as of and for each of the periods indicated.
STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Revenue from transaction activities and other services	1,707.0	8,906.4	6,784.8	4,508.7
Financial income	1,198.4	6,252.7	3,514.4	2,177.4
Other financial income	33.7	175.8	149.5	128.6
Total revenue and income	2,939.0	15,334.9	10,448.7	6,814.7
Cost of sales and services	(1,431.8)	(7,470.9)	(5,775.9)	(3,772.3)
Selling expenses	(373.0)	(1,946.1)	(1,523.9)	(617.5)
Administrative expenses	(128.2)	(668.7)	(877.6)	(563.9)
Financial expenses	(604.0)	(3,151.6)	(790.6)	(109.2)
Other income (expenses), net	(64.9)	(338.4)	7.3	22.9
Operating profit before Income Taxes	337.2	1,759.3	1,488.0	1,774.7
Current income tax and social contribution	(11.6)	(60.7)	(119.8)	(62.8)
Deferred income tax and social contribution	(37.1)	(193.8)	(201.9)	(419.6)
Income Tax and Social Contribution	(48.8)	(254.5)	(321.7)	(482.4)
Net Income for the Year	288.4	1,504.8	1,166.3	1,292.3
Attributable to:
Equity holders of the parent	288.4	1,504.8	1,166.1	1,291.7
Non-controlling interests	—	—	0.2	0.6
Basic earnings per share attributable to equity holders of the parent – R$	0.8817	4.6002	3.5303	3.9225
Diluted earnings per share attributable to equity holders of the parent – R$	0.8760	4.5705	3.5105	3.9163

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2022 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2022 may not be indicative of current or future exchange rates.

OPERATING DATA

	At and For the Years Ended December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)	(R$)	(R$)
Operating Statistics:
Active merchants at year-end (in millions)	N/A	7.1	7.7	7.0
TPV (in billions)	140.2	731.4	456.1	231.5
PagBank active users (in millions)	N/A	16.2	13.1	7.9

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2022 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2022 may not be indicative of current or future exchange rates.

BALANCE SHEET DATA
The following table presents the line items from PagSeguro Digital’s consolidated balance sheet data:

	At December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	350.6	1,829.1	1,794.4	1,640.1
Financial investments	211.5	1,103.3	782.6	979.8
Accounts receivable	6,947.2	36,248.6	23,428.5	16,043.0
Inventories	2.5	13.3	49.5	30.4
Taxes recoverable	78.7	410.8	469.5	389.0
Other receivables	31.1	162.0	194.8	164.8
Total Current Assets	7,621.6	39,767.1	26,719.3	19,247.1
Non-Current Assets
Judicial deposits	8.6	44.9	40.2	7.4
Accounts receivable	142.9	745.5	228.9	33.6
Other receivables	3.5	18.5	11.7	10.3
Investment	0.3	1.7	15.7	16.4
Deferred income tax and social contribution	19.1	99.4	120.8	83.3
Property and equipment	477.9	2,493.5	2,289.1	1,802.6
Intangible assets	413.7	2,158.8	1,650.2	1,123.6
Total Non-Current Assets	1,066.0	5,562.2	4,356.5	3,077.2
TOTAL ASSETS	8,687.6	45,329.3	31,075.8	22,324.3

	At December 31,
	2022	2022	2021	2020
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions)
Current Liabilities
Payables to third parties	3,447.5	17,988.1	13,217.2	10,101.5
Trade payables	86.1	449.1	578.0	335.5
Payables to related parties	113.8	593.9	543.6	58.3
Derivative financial instruments	4.3	22.3	14.3	—
Deposits	1,935.8	10,100.6	3,056.4	572.0
Borrowings	—	—	1,005.8	—
Salaries and social security charges	56.1	292.8	259.7	175.2
Taxes and contributions	17.2	89.8	63.9	26.0
Provision for contingencies	8.9	46.2	27.7	17.1
Deferred revenue	24.2	126.0	162.6	186.2
Other liabilities	6.0	31.5	73.7	102.6
Total Current Liabilities	5,699.9	29,740.4	19,002.9	11,574.5
Non-Current Liabilities
Payables to third parties	16.2	84.8	—	—
Deferred income tax and social contribution	299.8	1,564.2	1,391.8	1,132.6
Deposits	363.1	1,894.7	77.6	194.1
Provision for contingencies	2.8	14.4	13.9	11.7
Deferred revenue	3.4	17.5	17.3	27.3
Other liabilities	32.8	171.3	70.2	56.6
Total Non-Current Liabilities	718.1	3,746.8	1,570.7	1,422.4
TOTAL LIABILITIES	6,418.0	33,487.2	20,573.6	12,996.9
TOTAL EQUITY	2,269.6	11,842.1	10,502.2	9,327.5
TOTAL LIABILITIES AND EQUITY	8,687.6	45,329.3	31,075.8	22,324.3

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2022 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2022 may not be indicative of current or future exchange rates.

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

Reconciliation of Non-GAAP Financial Measures
The following table presents a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	Percent Change	2021
	(in millions of reais, except for amounts per share)

Total revenue and income	15,334.9	46.8%	10,448.7
Non-GAAP total revenue and income	15,334.9	46.8%	10,448.7
Total expenses	(13,575.7)	51.5%	(8,960.7)
Less: Share-based long-term incentive plan (LTIP)	79.4	(78.6)%	370.6
Less: M&A Expenses	18.5	(15,5)%	21.9
Plus: PagPhone realizable value reversal	(52.5)	(100.0)%	—
Less: Software's disposals	40.2	100.0%	—
Less: Boleto Flex impairment	12.6	100.0%	—
Less: Agreement with POS Supplier	10.0	100.0%	—
Less: capitalized expenses of platforms development	31.9	100.0%	—
Non-GAAP total expenses(1)	(13,435.6)	56.8%	(8,568.2)
Profit before income taxes	1,759.3	18.2%	1,488.0
Plus: Total non-GAAP Adjustments	140.1	(64.3)%	392.5
Non-GAAP profit before income taxes(2)	1,899.4	1.0%	1,880.5
Income tax and social contribution	(254.5)	(20.9)%	(321.7)
Less: Income tax and social contribution on non-GAAP adjustments (6)	(47.6)	(64.3)%	(133.5)
Non-GAAP deferred income tax(3)	(302.1)	(33.6)%	(455.2)
Net income	1,504.8	29.0%	1,166.3
Plus: Total non-GAAP adjustments, net of income tax and social contribution	92.5	(64.3)%	259.0
Non-GAAP net income(4)	1,597.3	12.1%	1,425.3
Basic earnings per share attributable to equity holders of the parent — R$	4.6002	30.3%	3.5303
Diluted earnings per share attributable to equity holders of the parent — R$	4.5705	30.2%	3.5105
Non-GAAP basic earnings per share attributable to equity holders of the parent — R$(5)	4.8828	4.3%	4.6796
Non-GAAP diluted earnings per share attributable to equity holders of the parent — R$(5)	4.8511	4.3%	4.6530

(1)
Non-GAAP total expenses excludes the “non-GAAP adjustments” comprised of:
•LTIP expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
•Mergers & acquisitions expenses: This consists of expenses for mergers & acquisitions transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating mergers & acquisitions documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude mergers & acquisitions expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
•Other non-recurring effects: This consists of one-time effects related to PagPhone sales, PagPhone inventory provisions, tax impairment, software disposals and development. We exclude non-recurring effects from our non-GAAP measures primarily because such items are non-recurring and do not correlate to the operation of our business.

(2)	Non-GAAP profit before income taxes reflects the adjustments described in footnote (1) above.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the LTIP expenses, M&A expenses and non-recurring adjustments described in footnote (1) above.
(4)	Non-GAAP net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.
(6)
Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the LTIP expenses, mergers & acquisitions expenses and non-recurring adjustments mentioned above.

Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report into U.S. dollars. The exchange rate for reais into U.S. dollars was R$5.2177 to U.S.$1.00 as of December 31, 2022, R$5.5805 to U.S.$1.00 as of December 31, 2021 and, R$5.1967 to U.S.$1.00 as of December 31, 2020, in each case, the commercial selling rate for U.S. dollars as reported by the Central Bank. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.2177 to US$1.00. Such translations should not be construed as representations that the real amounts represent, have been or could be converted into U.S. dollars at the rates indicated or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2022 may not be indicative of current or future exchange rates. For more information on risks relating to exchange rate fluctuations on our business, see “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.”
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
For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2022, 81% of our customers accessed our platforms through mobile devices, compared with 80% in the year ended December 31, 2021. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.
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
We compete in markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We compete with existing providers of digital payment solutions, in-person payments via POS, free digital accounts, prepaid cards and acquisition activities. In the online digital payments market, we compete primarily with international online payment services and regional players. In the POS payments market, we compete primarily with international players and regional players. As is the case with the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, Pix (a 24/7 instant payment platform sponsored by the Brazilian government), money orders and electronic bank deposits.
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

Specifically, we have entered into IT services agreements with DigitalServices and Amazon Web Services, Inc, or AWS, which are both focused on IT infrastructure management services and cloud computing as well as the development of software and services to promote digital transformation. DigitalServices is controlled by our parent company UOL and, therefore, our affiliate. Under these contracts, the two companies provide us with internet data centers to host our sites and keep them operational, and we rely on them and their operational, privacy and security procedures and controls and their ability to keep our sites operational. In December 2019, the colocation agreement that we entered into with DigitalServices was assigned to UD Tecnologia, a subsidiary of DigitalServices that was sold to Digital Colony in April 2020 and rebranded as Scala Data Centers S.A., or Scala Data Centers, which is not a related party of ours. Failure by IT services providers to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and increased costs, which could materially affect our reputation or results of operations. In addition, we rely in part on external IT services providers to advise us of any security breaches. If any of those providers do not provide us with notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace our external IT services providers, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues that may harm our business. For more information on our agreement with DigitalServices, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
Our business involves the collection, storage, processing, and transmission of customers’ personal data, including financial information. In addition, a significant number of our customers authorize us to bill their payment card or bank accounts directly for all transaction and other fees charged by us. We have built our reputation on the premise that our platform offers customers a secure way to make payments. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure.
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
On February 27, 2023, ANPD issued the dosimetry regulation, which establishes the criteria to be used when any administrative sanctions are applied. Although the regulation still includes some vague definitions (such as what entails large-scale data processing), it clarified the elements ANPD takes into account when analyzing a data related incident, such as recurrence (incidents up to five years apart), good faith, cooperation, transparency, proportionality and the adoption of best practices and governance policies.

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
The Central Bank has duly authorized PagSeguro Brazil and MOIP to operate as payment institutions, and it has authorized BancoSeguro S.A., or BancoSeguro, to operate as a financial institution. Both PagSeguro Brazil and MOIP are licensed by the Central Bank as payment institution issuers of electronic currency and as acquirers. PagSeguro Brazil’s authorization to operate under such categories was issued by the Central Bank on October 17, 2018, and, on March 18, 2019 PagSeguro was authorized by the Central Bank to operate as a payment institution issuer of post-paid instruments (such as credit cards) within third-party payment schemes. Currently, our digital payments activity performed by PagSeguro Brazil and MOIP as payment scheme settlors is exempt from authorization. In March 2023, the Central Bank authorized PagInvest Pagbank to operate as a securities broker-dealer (corretora de títulos e valores mobiliários). Registration with the CVM is required for PagInvest to commence its operations, and such registration is still pending. Our investment related activities in the securities market are currently carried out by BancoSeguro through our investment platform.

In addition, early payment of receivables is part of our activities. Law No. 12,865/2013 prohibits payment institutions such as PagSeguro Brazil and MOIP from performing activities that are limited to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is limited to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. In this context, the Central Bank Office of Legal Counsel (Procuradoria-Geral do Banco Central) issued a legal opinion in which it concluded that: (i) the advance of payments of trade receivables (credit card installment receivables backed by executed and paid transactions) to merchants relates to the early payment of an obligation and should not be confused with activities of financial institutions; and (ii) discount rates applicable to this prepayment mechanism are subject to the limits set forth in the Brazilian Usury Law. If new laws are enacted or the courts’ interpretation of this activity changes, either preventing us from providing early payments of receivables to merchants or limiting the fees we usually charge, our financial performance could be negatively affected. For further information regarding these regulatory matters, see “Item 4. Information on the Company—Regulation—Regulation of the digital payments industry in Brazil.”
BancoSeguro is licensed in Brazil as a multi-purpose bank, with commercial and investment banking portfolios. As a financial institution, BancoSeguro is subject to Law No. 4,595/1964 and the rules issued by the National Monetary Council (the Conselho Monetário Nacional, or CMN), and the Central Bank. Brazilian financial institutions are subject to extensive government regulations, including those relating to: (i) minimum capital requirements; (ii) compulsory deposits/reserve requirements; (iii) investment requirements in fixed assets; (iv) lending limits and other credit restrictions; (v) accounting and statistical requirements; (v) price and salary controls; and (vi) tax policy and regulation. Additionally, within the scope of its investment banking portfolio, BancoSeguro, through our investment platform, acts as a distributor of securities (currently, third party investment funds) and as an intermediary in securities markets, and in this regard BancoSeguro is regulated and supervised by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), in accordance with Law No. 6,385/1976 and the rules issued by CVM and by BSM Supervisão de Mercados (the self-regulatory division of the Brazilian stock exchange, the B3).
Brazilian payment institutions and financial institutions have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect BancoSeguro’s, MOIP’s and PagSeguro Brazil’s operations and financial results.
Furthermore, if we are found to be in violation of any current or future regulations, we could be (i) required to pay substantial fines (including per transaction fines) and disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to resolution regimes such as an intervention by the Central Bank and the out-of-court liquidation. We could also be subject to private lawsuits. Any of these consequences could seriously harm our business and results of operations.
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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, in 2015 the Brazilian government increased the rate of PIS/COFINS tax (which is a social contribution on gross revenues) from 0% to 4.65% on financial income realized by Brazilian companies that are taxed under the non-cumulative regime (which is the tax regime that applies to us). In addition, our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. On the other hand, if taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or ISS. Any increases in ISS rates would also harm our profitability.
In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws to cover budgetary shortfalls resulting from the economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Some tax rules related to the collection, ancillary obligations or changes in the applicable tax rates in Brazil may be amended by the authorities without prior notice or a transition period for implementation. We may not always be aware of all such changes that affect our business and we may therefore inadvertently fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments, penalties and interests for our company. In this sense, we are involved in tax proceedings based on differences of interpretation between us and the Brazilian tax authorities regarding tax laws and regulations. For further information, see “Item 8. Financial Information—Tax and Social Security Proceedings.”
At the municipal level, the Brazilian government enacted Supplementary Law No. 157/2016, which imposed changes regarding the taxes applied to services we render. Once these changes are enforced, our taxes will be due in the municipality in which the acquirer of our services is located, rather than in the municipality in which our facilities are located. This obligation took force in January 2018, but its enforcement has been delayed by Direct Unconstitutionality Action No. 5835, or the ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/2016’s constitutionality before the Brazilian Federal Supreme Court, or STF, arguing that the new legislation would adversely affect companies due to the increased costs and bureaucracy that would come with making ISS tax payments to several municipalities and complying with tax reporting obligations connected therewith. As a result, the STF granted an injunction to suspend the enforcement of Supplementary Law No. 157/2016. A final decision on this matter is currently pending. Moreover, the Brazilian government recently enacted Supplementary Law No. 175/2020, which implemented additional changes to the collection of ISS taxes on certain services, including debit or credit card services, and provided that ISS taxes due for the rendering of these services be paid to the municipality in which the recipient of the service is located. Despite the enactment of Supplementary Law No. 175/2020, due to the preliminary injunction that was granted by the STF in 2018 in response to the ADI, it can be argued that our obligation to pay ISS taxes to the municipality of our service’s recipient is also currently suspended. It could therefore be argued that the legal basis that supports Supplementary Law No. 175/2020 is currently suspended and, as a result, the obligations set forth by this law shall be understood as suspended as well. Supplementary Law No. 175/2020 also provided that ISS taxes due should be reported by the 25th day of the month following the taxable event, using a standardized electronic system, in accordance with standards to be established by the Management Committee of Ancillary Obligations (Comitê Gestor das Obrigações Acessórias), or the CGOA. There is not established timeframe for the implementation of the new standardized electronic system that will be designed by CGOA, and the CGOA members were only appointed on January 18, 2021, through the enactment of Statement No. 01/2021, by the National Confederation of Municipalities. The expectation is that the issue will be decided by the Supreme Federal Court (“STF”) in 2023.

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
Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations. Furthermore, we may offer new financial products and use new technologies that may have a negative impact on our liquidity by increasing our costs and risks associated with government regulation and investment in new technology.

We have significant working capital requirements, primarily driven by payment terms agreed with our merchant clients and the extended payment terms that they offer their customers. In our acquiring business, differences between the date when we pay our merchant clients and the date when we receive payments from card issuers may harm our liquidity and our cash flows. We expect our working capital needs to increase as our total transaction business increases. In order to finance our working capital needs, we have recently been entering into financing arrangements that decrease how long it takes us to collect our accounts receivable, and to increase how long we have to pay our accounts payable. In addition, we also use our full banking license to offer certificates of deposit (Certificados de Depósito Bancário), or CDs, through BancoSeguro primarily to fund our credit portfolio. We believe these financing arrangements and BancoSeguro’s CDs allow us to gain access to capital faster and more cheaply than we would otherwise be able to. There can be no assurance that these types of financing arrangements will continue to be available to us on acceptable terms, or at all. We may also face liquidity constraints or financial stress in connection with outstanding CDs in the face of adverse macroeconomic conditions and threats to the international financial system, such as those following the Silicon Valley Bank closure and the distressed sale of Credit Suisse to UBS in March 2023. For more information of related risks, see “Risks Relating to our Business and Industry—Our operating results are affected by decreases in consumer discretionary spending. Changes in macroeconomic conditions may reduce the volume and prices of transactions on our payments platforms and harm our growth strategies and business prospects.” If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our sites, which may harm our business, financial condition and results of operations.

Furthermore, we may offer new financial products under BancoSeguro. The advent of new financial products could have a variety of consequences for us. New financial products and technologies may increase our costs and risks associated with government regulation and investment in new technology. The costs of compliance with regulation and upgrading our infrastructure and technology to provide financial services could be significant. For example, we recently started to offer a new service that allows our customers to buy, hold and sell quotas for investment funds in cryptocurrencies also managed by third parties. Through our investment platform, the digital asset management platform available for our clients, customers can invest in digital currencies through a new cryptocurrency investment fund. Any failure by us or our partners to maintain the necessary controls or to manage crypto assets and funds appropriately and in compliance with applicable regulatory requirements and cybersecurity considerations could result in potential loss of cryptocurrencies, reputational harm, regulatory enforcement actions, significant financial losses, lead customers to discontinue or reduce their use of our and our partners’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. The significant regulatory uncertainty regarding crypto assets and crypto trading platforms, including in Brazil, may restrict, limit, regulate in excessive and burdensome manner the investment in crypto assets or prohibit the use of such assets and/or related transactions in different jurisdictions, which could adversely affect our activities, the manner in which we currently conduct some aspects of our business and, as a result, our financial condition, results of operations. Consequently, we are subject to potential litigation from clients who may lose their investments in cryptocurrency due to market volatility, or as a result of operational failures and from the uncertain regulatory landscape.

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
Following significant decreases in Brazilian and global interest rates from the start of the COVID-19 pandemic, in March 2021, the Central Bank began increasing the SELIC interest rate, which was 2% p.a. at the beginning of 2021 and rose to 13.75% p.a. in December 2022. In March 2023, the SELIC rate remained at this level of 13.75% p.a. This increase resulted in a significant reduction in our margin, and in October 2021, we decided to raise the prices we charge our merchants, mainly affecting merchants who were benefiting from promotional prices. Implementing these price increases has been done over a period of time, and we intend to offset a portion of the resulting cost increases such that we maintain a rate of customer churn close to our historical levels. We began adjusting our merchants’ prices in April 2022 and gradually implemented additional pricing adjustments throughout the second and third quarters of 2022. These adjustments mainly affected merchants which benefited from promotional prices. Further increases in the Brazilian interest rate levels and other factors could lead us to implement further price increases, which could have an adverse effect on our business and financial results.
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

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations, and any errors, failures, or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal, administrative and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.
We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures, or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal, administrative and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.
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
We are also required by credit card schemes to comply with their operating rules. The credit card schemes and their member banks set and interpret these rules. The bank accounts offered by those member banks compete with our digital account services. Visa, MasterCard, American Express, Elo or other credit card companies could adopt new operating rules or reinterpret existing rules that we or our processors might find difficult or even impossible to follow. As a result, we could lose our ability to provide our customers the option of using credit cards to fund their payments and our users the option to pay their fees using a credit card. If we were unable to accept credit cards, our business would be seriously harmed.

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
Our operating results are affected by the condition of the economy in Brazil and other countries around the world. Our business and financial performance may be harmed by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility, and recession. These factors have been adversely affected by the COVID-19 pandemic in Brazil, which has caused increases in unemployment rates, inflation rates and energy and fuel costs, and interest rates, as well as significant financial market volatility. Recently, adverse developments in the financial services industry have caused instability and uncertainty for market outlooks. In March 2023, Silicon Valley Bank was closed by authorities and other financial institutions have also faced similar difficulties. Additionally, in March 2023, UBS entered into advanced negotiations to acquire Credit Suisse for a reported total of approximately US$3 billion after Credit Suisse faced further financial difficulties resulting from investor and customer uncertainty and liquidity and operational concerns, coupled with the effects and market turmoil caused by the Silicon Valley Bank closure. We cannot predict how the global economic outlook will continue to develop as a result of these recent developments or whether there will be additional bank closures, collapses or failures in the financial services industry, which may cause an adverse impact on macroeconomic conditions and the financial services industry, and consequently, affect our business and results of operations.
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
A failure to comply with export controls or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition and reputation.
We face risks related to compliance with export controls (which can apply to software and technology) and economic sanctions laws and regulations, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. Economic sanctions programs, if applicable, would restrict our dealings with certain sanctioned countries, territories, individuals and entities. Export controls restrict the export or transfer of certain goods, technology, and software to certain end-users or locations. Economic sanctions and export controls are complex, frequently changing, and often increase in number, and may impose incremental prohibitions, fines, restrictions on dealings with or involving additional countries, territories, individuals, entities or items or compliance obligations on our dealings in certain countries and territories or involving certain items. We may not be successful in ensuring compliance with limitations or restrictions on business with companies in any sanctioned countries and/or other sanctions targets, and we could potentially become targeted by sanctions as a result of such business even where such business was conducted in compliance with applicable laws and regulations. If we are found to be in violation of applicable sanctions or export controls laws or regulations or to have engaged in sanctionable conduct, we may face criminal or civil fines or other penalties, we may suffer reputational harm and our results of operations and financial condition may be adversely affected.

Additionally, there can be no assurance that our employees, directors, officers, partners or any third parties that we do business with, including, among others, any distributors or suppliers, will not violate sanctions or export controls laws and regulations or engage in sanctionable conduct. We may ultimately be held responsible for any such violation of sanctions or export controls laws and regulations, or sanctionable conduct, by these persons, which could result in criminal or civil fines or other penalties, have a material adverse impact on our results of operations and financial condition and damage our reputation.
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
In addition, non-compliance with capital adequacy requirements may adversely affect BancoSeguro’s ability to distribute dividends and interest on equity to shareholders and may adversely affect its ability to operate and lend, which could cause BancoSeguro to sell its assets or take other measures that may adversely affect BancoSeguro’s, and consequently our, operating results and financial condition. If BancoSeguro were not able to comply with these capital adequacy requirements, regulators may impose sanctions on BancoSeguro, including administrative proceedings, fines, disqualification of directors and even withdrawal of authorization, which could have a material adverse effect on BancoSeguro’s, and consequently our, operations and financial conditions.
Moreover, the Central Bank recently enacted a set of new rules applicable to payment institutions, increasing the capital and prudential requirements to which we are subject. This framework includes Central Bank Resolutions No. 197/22, 198/22, 199/22, 200/22, 201/22 and 202/22, all issued on March 11, 2022. These new prudential requirements will be enforceable according to their respective implementation calendar, which states that the new rules will come into force in July 2023, and full implementation will take place in January 2025. We may be subject to more strict prudential requirements as a result of this new regulatory framework.
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
The Brazilian government has historically implemented or modified regulations that affect Brazilian financial institutions and payment institutions as part of its economic policy implementation. Such regulations are continuously modified by the Brazilian government to control credit availability and to reduce or increase consumption, among other objectives. Some of these controls are temporary in nature and may be modified from time to time in accordance with Brazilian government credit policies. Other controls have been introduced and have either remained stable or were gradually reduced. Such changes may adversely affect BancoSeguro’s, PagSeguro Brazil’s and MOIP’s, and consequently our, future operations and revenues.
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
As of December 31, 2022, we had approximately 12,826 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for non-compliance that could have a negative impact on our results of operations.
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
We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. As of December 31, 2022, we have recorded R$58,848 million in provisions for current civil, labor and tax proceedings and no provisions for non-current proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.
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
We may occasionally acquire or invest in complementary companies or businesses. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may negatively impact our operating results.
Our developer platforms, which are open to merchants and third-party developers, subject us to additional risks.
We provide third-party developers with access to application programming interfaces, software development kits and other tools designed to allow them to produce applications for use, with a particular focus on mobile applications. There can be no assurance that merchants or third-party developers will develop and maintain applications and services on our open platforms on a timely basis or at all. A number of factors could cause them to curtail or stop development for our platforms. In addition, our business is subject to many regulatory restrictions, and violations related to our developer platforms could negatively affect our operations and financial results.
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

As a result of the COVID-19 pandemic, we implemented a hybrid remote working arrangement for our employees which could adversely affect our ability to execute our business plans and operations. Should, for example, a natural disaster, power outage, connectivity issue or any other similar event impact our employees’ ability to work remotely, it could be difficult or even impossible to maintain our business activities for a substantial period. In addition, remote working may amplify certain risks to our businesses due to increased demand for information technology resources combined with increased risk of “phishing” frauds and other cybersecurity attacks, increased risk of unauthorized dissemination of sensitive personal or confidential information and increased risk of business interruptions.
For further information about the impact of the COVID-19 pandemic on our operations, see “Item 5-Operating and Financial Review and Prospects-Brazilian political environment and macroeconomic conditions, interest rates, consumer credit, consumer spending and responses to the COVID-19 pandemic”.
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
•fiscal policy and changes in tax laws;
•economic, political and social instability, particularly in light of the uncertainties involving the administration of new president Mr. Lula da Silva;
•labor and social security regulations; and
•other political, social and economic developments in or affecting Brazil.
In 2023, the Brazilian government is expected to address two important issues, the tax system reform and the approval of a new fiscal framework, which depending on the content of such reforms and proposals, may affect the macroeconomic prospects of the country. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise. Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares.

Recent economic and political uncertainty regarding the monetary policy, a turbulent government transition and the content of the new fiscal framework yet to be decided and approved has led to higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations —Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending.”
Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.
The recent economic instability in Brazil due to uncertainties related to the Mr. Lula da Silva’s administration and new governmental fiscal and monetary guidelines has contributed to an decrease in market confidence and an increase in market volatility. The outlines of the proposed new fiscal framework and the tax reform, along with other political and economic developments, may lead to other declines in market confidence, in the Brazilian economy and a crisis in government.
For 2023, the economic outlook continues to face significant uncertainties. After recording a 5.0% growth in GDP in 2021, which was driven by the reopening of the economy after social restrictions imposed by the government were lifted in response to the easing of the effects caused by the COVID-19 pandemic, the Brazilian economy began to show signs of deceleration, especially in the second half of 2022, resulting in a 2.9% growth in GDP in 2022. As of January 2023, according to the IMF, Brazil’s GDP growth rate for 2023 is estimated to be 1.2% growth, as a result of the contraction in the credit market due to high interest rates, persistent high rates of inflation and the worsening of family and business confidence indicators. In addition, the uncertainty in global markets caused by the ongoing war in Ukraine and the most recent crisis in the U.S. and Europe banking system may contribute to lower rates of GDP growth.
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
Although “Operação Lava Jato” was formally closed by the Office of the Brazilian Federal Prosecutor on February 1, 2021, we cannot predict whether such investigations will lead to further political and economic instability or whether new allegations against government officials, officers or companies will arise in the future. In addition, we cannot predict the outcome of any such investigations or allegations nor their effect on the Brazilian economy. Mr. Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018, but he was released from prison in November 2019 following a Brazilian Federal Supreme Court ruling. The Brazilian Federal Supreme Court (Supremo Tribunal Federal) annulled the criminal convictions against Mr. Lula da Silva and reinstated his political rights, enabling him to run for president in the elections that took place in October 2022, which he won against the former president, Mr. Jair Bolsonaro. Historically, in election years, especially presidential elections, levels of foreign investment in Brazil are reduced, and political uncertainty creates greater instability and volatility in the domestic economy. In summary. the impact of the 2022 presidential election on the Brazilian economy is uncertain and may adversely affect our operations and financial results. The president of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies like ours. We cannot predict which policies Mr. Lula da Silva will adopt, or whether such policies or changes in current policies could adversely affect us or the Brazilian economy.

With the end of certain checks and balances on government spending in 2022, a federal budget deficit is expected for 2023. In 2022, the nominal expansion of GDP contributed to an increase in nominal tax revenues as a result of inflation, a return of in person working, record commodity prices and a series of short term measures adopted in Brazil (increase in the social aid program “Auxílio Brasil”, anticipation of the 13rd salary, availability of R$1,000 from labor security funds (FGTS) and other measures). With the end of such efficiency gains, the Proposed Federal Government’s Budget Law (Projeto de Lei Orçamentária Anual) predicts a deficit of around R$60 billion in 2023, but that number may be underestimated, considering that the estimated deficit does not reflect certain ongoing subsidies in 2023 (i.e. Auxílio Brasil and readjustments in income tax brackets). In addition, government projections for the public debt trends in the next decade are more optimistic when compared to market projections. Actual economic performance is highly dependent on Brazil’s GDP growth.
Brazil’s Federal Government is expected to run a budget deficit for 2023 and in the years going forward. In 2022, the budget surplus was R$54.1 billion, significantly above the budget deficit that was approved in the 2022 budget bill. In January 2023, the Brazilian Federal Government approved the 2023 budget bill, which stipulated a R$231.5 billion deficit, but the Ministry of Finance has already announced a package of measures aimed at reducing this amount to around R$100 billion, which is closer to the forecasts of market analysts. We cannot predict the impact of the budget deficit on the Brazilian economy. Despite political and economic instability in 2021 and 2022, consumer confidence improved in Brazil. The Getulio Vargas Foundation Confidence Consumer Index presented an increase of 12.5 points from 75.5 points in 2021 to 88.0 points in 2022, which potentially reflects the slowdown in inflation and the improvement of the job market in Brazil, caused by a reduction in the unemployment rate and income recovery throughout the year.
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
According to the IPCA, Brazilian inflation rates are 5.60%, as of February 2023 considering the accumulated inflation over the prior 12-month period, and were 5.79%, 10.06% and 4.52% in 2022, 2021 and 2020, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, was 13.75% p.a., 9.25% p.a. and 2.0% p.a. in 2022, 2021 and 2020, respectively. As of March 31, 2023, the SELIC rate was 13.75% p.a.. Conversely, with the Brazilian government that has been focused on COVID-19 related stimulus, Central Bank policies and severe interest rate fluctuations have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant additional interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, reflecting a 16.4% nominal appreciation of the real against the U.S. dollar. Between year-end 2016 and year-end 2017, the real remained relatively stable, depreciating 1.5% against the U.S. dollar in nominal terms. Between year-end 2017 and 2018, the real depreciated greatly, by 16.9%, against the U.S. dollar, primarily as a result of (i) global U.S. dollar appreciation and the pressure on long-term interest rates in the U.S., (ii) an increase in Brazil’s risk premium, and (iii) lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. Between year-end 2018 and 2019, the real depreciated by 4.1% in nominal terms against the U.S. dollar, reaching R$4.0307 per U.S. dollar on December 31, 2019, primarily as a result of uncertainty regarding pension reform in Brazil and tensions in the US-China trade policy. The real depreciated significantly in 2020, by 28.9%, due to the COVID-19 pandemic, the prospects for a global economic recession and a sharp increase in risk premiums, political crisis and volatility in financial markets. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per U.S. dollar on December 31, 2020 and R$5.5805 per U.S. dollar on December 31, 2021, corresponding to a devaluation of 7.3% in nominal terms, after reaching record levels close to R$5.7500 per U.S. dollar during different times throughout the year. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 per U.S. dollar on December 31, 2021 and R$5.2171 per U.S. dollar on December 31, 2022, corresponding to a valuation of 6.5%. In early 2023, the exchange rate environment changed as a result of the economical effects of the ongoing war in Ukraine and the negative global supply scenario in addition to uncertainty surrounding the new Brazilian Federal Government intended policies and reforms. In addition, the increase in the SELIC interest rate over the past two years has also contributed to the strong appreciation of the real against the U.S. dollar. As of March 31, 2023, the exchange rate was R$5.0804 per U.S. dollar, reflecting an appreciation of 2.6% as compared to the 2022 year-end exchange rate. However, there is no guarantee that the Brazilian real will not appreciate further or depreciate again against the U.S. dollar, or against any other currency in the future, as a result of the expected market trends, such as the extreme uncertainty in the international economic environment, the volatility in the capital markets, as well as political, fiscal and electoral uncertainties in Brazil, especially with the new administration under Mr. Lula da Silva, who was elected in the last Brazilian election held in October 2022.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, experiencing a contraction of 3.3% in 2016, growth of 1.3% in 2017 and 1.8% in 2018, and growth of 1.2% in 2019. Due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 3.3% in GDP. At the end of 2020 and especially during the beginning of 2021, government stimulus packages, credit growth, and the gradual reopening of the retail and services industries allowed the economy to recover, which intensified at the end of 2021, after the successful vaccination campaign against COVID-19, leading to GDP growth of 5.0% in 2021. In 2022, despite a slowdown in the economic recovery, the services sector was primarily responsible for a 2.9% GDP growth. At the beginning of 2023, the available economic data indicates a stagnation of this recovery, caused by high inflation and interest rates, and the job market losing momentum. As of January 2023, according to the IMF, Brazil's GDP growth rate is expected to be 1.2% in 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of Brazilian securities, including the price of our Class A common shares.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of Brazilian companies may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, the ongoing war in Ukraine and its impact on the global economy and international relations, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
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
Crises and political instability in other emerging market countries, the United States, Europe or other countries, such as the global outbreak of COVID-19, could decrease investor demand for Brazilian securities, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union and on February 1, 2020, officially left the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2021, Joe Biden became the President of the United States. We have no control over and cannot predict the effect of Joe Biden’s administration or policies. These developments, including the spread of the COVID-19 pandemic and its economic effects in other countries, the ongoing war in Ukraine that escalated following the Russian invasion in early 2022, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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
Brazil has lost its investment grade sovereign debt credit rating with the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch. Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB+ to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2019, Standard & Poor’s reaffirmed the BB- rating, raising the outlook from stable to positive. However, in April 2020, Standard & Poor’s downgraded Brazil’s public debt rating outlook from positive to stable, citing Brazil’s decrease in GDP for 2020 due to the COVID-19 pandemic and Brazil’s higher level of spending aimed at fighting COVID-19 and preventing mass layoffs. On November 2021, S&P reaffirmed Brazil’s BB- rating, with a stable outlook, based on the assumption that Brazil will be able to stabilize its recent increase in public debt. On June 2022, S&P reaffirmed Brazil’s BB- rating, with a stable outlook, based on a scenario of fiscal stability, moderate economic growth, high but declining inflation and solid foreign exchange reserves. However, the agency warns of the possibility of a future downgrade if Brazil fails to control its public spending.
In August 2015, Moody has placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. In April 2018, Moody has reaffirmed the Ba2 rating, but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections will pass fiscal reforms. In March 2020, Moody has maintained Brazil’s stable rating, citing that Brazil’s response to COVID-19 mitigates the severe impact on growth but at some fiscal cost, and that the deterioration of fiscal and debt metrics is expected to be temporary and limited to 2020 due to the shock of the COVID-19 pandemic. Moody’s reaffirmed Brazil’s Ba2 stable rating in February 2021. Since then, Moody has maintained this sub-investment grade rating on Brazil's sovereign credit, with a stable outlook. In a statement issued in April 2022, the agency characterized the Ba2 rating with a stable outlook as a vote of confidence for recent changes in monetary and fiscal frameworks and mentioned the robust foreign exchange reserves as supporting to country’s credit profile.
Fitch downgraded Brazil’s sovereign credit rating to BB with a negative outlook in May 2016, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in February 2018 to BB- with a stable outlook. In November 2019, Fitch reaffirmed the BB- rating. In April 2020, Fitch reported that the spread of COVID-19, the drop in commodity prices, tighter external funding conditions and falling domestic financial asset prices will weaken economic growth in Latin America substantially in 2020, compounding downward pressure on sovereign credit profiles in the region. In May 2020, Fitch maintained Brazil’s credit rating at BB-, but changed its outlook from stable to negative, citing the deterioration of Brazil’s fiscal and economic environment and that both could worsen due to political uncertainties, as well as uncertainties regarding the duration and intensity of the COVID-19 pandemic. In December 2021, Fitch reaffirmed Brazil's BB- ratings with a negative outlook. According to the agency, this outlook reflects downside risks to the economy and public finances, and the debt trajectory in the context of tightened financing conditions and increased doubts about the credibility of the established spending ceiling, which is Brazil’s main fiscal anchor, following changes to its calculation to make room for additional social spending. In December 2022, Fitch reaffirmed Brazil’s BB- ratings, but changed the outlook to ‘stable’, reflecting an expectation of slower growth and fiscal deterioration, but without a significant risk to broad economic stability.
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
Risks Relating to Our Class A Common Shares
UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 85.51% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 36.79% of our issued share capital. As of March 31, 2023, UOL also held 799,804 of our outstanding Class A common shares. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 85.51% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
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

As of December 31, 2022, we have outstanding 209,148,718 Class A common shares (including treasury shares) and 120,459,508 Class B common shares. All Class B common shares are beneficially owned by UOL. The Class A common shares sold in our October 2019 follow-on offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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
Furthermore, the Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the ESA, in January 2019. We are required to comply with the ESA and related regulations and guidelines. As we are a Cayman Islands company, compliance obligations include assessing its operations to determine the required compliance (if any) with the ESA, filing an annual notification with the Cayman Islands Registrar of Companies disclosing whether we are carrying out any relevant activities within the meaning of the Economic Substance Act and to the extent required under the ESA, the filing of an annual return with the Department of International Tax Co-Operation. Where applicable, we must establish that our operations satisfy the economic substance requirements of the ESA. We are required to monitor our operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject us to penalties under the ESA.
In February 2021, the Cayman Islands was added to the Financial Action Task Force, or FATF, list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the FATF gray list. When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. In its February 2023 plenary, the FATF positively recognized the ongoing efforts of the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite the progress the Cayman Islands is making on satisfying the final outstanding recommendations (being considered as compliant or largely compliant with all of the FATF’s 40 recommendations and having completed 61 out of 63 FATF recommendation actions), it is still unclear how long this designation will remain in place and what ramifications, if any, the designation will have on us.
Furthermore, on March 13, 2022, the European Commission, or EC, updated its list of high-risk third countries, or the EU AML List, identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes to add nine countries, including the Cayman Islands. The EC has noted it is committed to there being a greater alignment between the EU AML List and the FATF listing process. The addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF gray list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have on us.
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less prescriptive nature of Cayman Islands law in this area.
Cayman Islands statutory law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (which is affected by way of scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, in respect of a merger or consolidation (which is not affected by way of scheme of arrangement), Cayman Islands statutory law, which permits a merger/consolidation without a court order, provides a mechanism for a dissenting shareholder in a merger or consolidation to require us to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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
•cross-border PSP in Latin America and Europe;
•multiple digital banking services, including checking account, savings account, card issuance, credit offerings, investments and insurance; and
•free digital accounts with several features such as bill payments, top ups for mobile prepaid phones and partners (Bilhete Único (urban mobility ticket for the city of São Paulo), Uber, Free Fire, iFood, Playstation, Steam, Xbox, Tinder, Minecraft, Razer Gold, Brazilian Mobile Telcos and Brazilian Pay-TV services), pix and wire transfers, marketplace, QR code payments, payroll portability and financial education.
Our end-to-end digital ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs, micro-merchants and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. According to our proprietary research, in December 2022, 52% of merchants who own our entry-level mobile POS, mPOS, device, the Minizinha, did not accept card payments prior to signing up with PagSeguro.
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
Our cross-border payments business unit is branded under the name of Pagseguro International (Pagseguro Tecnologia Ltda.) and is a wholly owned subsidiary of PagSeguro. Pagseguro Tecnologia operates as a cross-border PSP, providing online payment services for international merchants throughout Latin America, Portugal, Spain and Turkey, through more than 140 payment options.
Some of our key financial and operating data are as follows:
•At December 31, 2022, our active merchants totaled 7.1 million, representing a decrease of 8.0% compared with 7.7 million at year-end 2021. Our active merchants at year-end 2021 represented an increase of 9.4% compared with 7.0 million at year-end 2020.
•In 2022, our TPV totaled R$731.4 billion, representing an increase of 60.4% compared with R$456.1 billion in 2021. Our TPV in 2021 represented an increase of 97.0% compared with R$231.5 billion in 2020. In 2022, our PagSeguro TPV totaled R$353.8 billion and our PagBank TPV totaled R$377.6 billion.
•In 2022, our Total revenue and income totaled R$15,334.9 million, representing an increase of 46.8% compared with R$10,448.7 million in 2021. Our Total revenue and income in 2021 represented an increase of 53.3% compared with R$6,814.7 million in 2020. The principal components of our Total revenue and income posted the following growth:
*Our Revenue from transaction activities and other services totaled R$8,906.4 million in 2022, an increase of 31.3% compared with R$6,784.8 million in 2021. The total of these revenue items in 2021 represented an increase of 50.5% compared with R$4,508.7 million in 2020.
*Our Financial income totaled R$6,252.7 million in 2022, an increase of 77.9% compared with R$3,514.4 million in 2021. Financial income in 2021 represented an increase of 61.4% compared with R$2,177.4 million in 2020.
•In 2022, our Net income for the year totaled R$1,504.8 million, representing an increase of 29.0% compared with R$1,166.3 million in 2021. Net income for the year in 2021 represented a decrease of 9.8% compared with R$1,292.3 million in 2020.
•At December 31, 2022, our PagBank active users totaled 16.2 million, representing an increase of 23.9% compared with 13.1 million at December 31, 2021. Our PagBank active users in 2021 represented an increase of 66.2% compared with 7.9 million in 2020.
With respect to the labor market, in December 2022, according to information from IBGE’s PNAD, Brazil had 47.5 million formal economy employees and 22.1 million informal economy employees (considering the private sector, domestic services and the public sector), representing a major market opportunity for digital banks, as most of the 22.1 million individuals employed in the informal economy remain unbanked or under-banked, and seek digital payments and credit solutions.

According to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Services (Receita Federal), there were 14.8 million micro-merchants (MEIs) in Brazil as of December 31, 2022. Also, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais - RAIS), published by the Ministry of the Economy, as of December 31, 2021, there were 3.8 million SMEs. Additionally, according to IBGE’s PNAD, as of December 31, 2022, there were 18.6 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of 37.2 million formal and informal businesses. In addition, according to SEBRAE, the number of individual micro entrepreneurs in Brazil increased significantly, from 772 thousand in 2010 to 14.9 million in March 2023.
We believe that by continuing to migrate these individual micro entrepreneurs and micro companies into our ecosystem, we can continue to drive significant additional revenue growth in the coming years. At the same time, we will continue to introduce more value-added products and services targeted to larger clients. For example, we have introduced a number of products and services during the prior years, which include the following:
•In January 2021, we launched a pre-authorization card which allows a pre-authorized transaction to occur as credit and can be confirmed for a lower amount later if needed (never a higher amount). This service is aimed at the airline, car rental and hotel segments. This transaction requires a physical card to be completed;
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
•In October 2021, we launched the anticipation function in our Moderninhas payment terminals, which allows the anticipation of receivables by scheduling payments for transactions carried out within the 30 and 14-day period whenever you need it;
•In January 2022, we launched the Minizinha Chip 3 payment terminal, with a larger display and color screen, the new Minizinha Chip 3 payment terminal aims to facilitate the merchant’s day to day activities. A mobile phone isn’t needed as the payment terminalhas a Wi-Fi connection and a SIM card with a free data plan. This payment terminal accepts payments by credit and debit cards, Pix transactions and approximation (NFC) cards;
•In January 2022, we launched PagTotem, ideal for use in stores, markets, and fast-food restaurants, PagTotem posses a touch screen, printer and integrated card reader. PagTotem is a comprehensive solution that guarantees practicality and connectivity during the checkout process and allows the merchant to manage their equipment through the PagSeguro Store. This self-service equipment has a 23 inch touchscreen display, with ethernet connection, 2.4/5 Ghz Wi-Fi bandwidths, and Bluetooth;
•In January 2022, we launched the PagBank debit card, which is free and has no annual fee for customers, designed to simplify their routine. With it, our customers can manage the balance of their account, withdraw cash and make debit card purchases, both in Brazil and abroad.
•In February 2022, we launched the typed pre-authorization. In this modality, the pre-authorization sale can be used by providing the card data, security code and validity information;
•In March 2022, we launched the prepaid mobile top-up service in the Minizinha Chip payment terminal, a mobile top-up and service top-up functionality that has been expanded and now possesses the modality to be accepted in the Minizinhas Chip payment terminals; and

•In March 2022, we launched the Moderninha Plus 2 payment terminal, which allows sales to be carried out quickly with 3G and Wi-Fi connections, and is a particularly well-suited device for professionals that work in establishments such as beauty salons, tattoo studios and wellness clinics, as it can be shared with up to six professionals. With a modern design, it accepts payments by Pix transactions and card approximation and comes with a chip and data plan.
•In April 2022, we launched the one-click investment, where the customer can invest in a complete diversified portfolio with just one click.
•In July 2022, we launched the free credit card with a limit of up to 100% of the value of the customer’s investment in PagBank CDs. Those who invest their money in PagBank CDs receive an international credit card with no annual fee and a limit equal to the value of their investments.
•In August 2022, we launched the Moderninha Smart Plus terminal, focused on front-end store operations. The Moderninha Smart 2 accepts payments by credit, debit, and QR Code with speed and agility. It has a modern design, Wi-Fi connection, 4G Chip and Bluetooth, touch screen, and integrated camera.
•In August 2022, we launched The Poupar Automático product, which allows the customer to choose a percentage of their sales to invest automatically in a daily liquidity CD and bring more convenience to their daily life. The goal is to help the customer create the habit of saving their earnings and get even closer to their financial goals.
•In September 2022, we launched the free credit card with a balance equal to the balance amount in the customer’s bank account, where the customer can use part or all of the available balance in their account as a credit limit. This is the credit card with a limit secured through the account balance.This feature is also available for those who already have a PagBank credit card but wish to further increase their limit. In this case, they can also use part or all of their account balance.
•In December 2022, we rebranded the PagBank Saúde product, an assistance service for customers and their families to have access to affordable consultations and exams in a broad medical and dental network. In addition to discounts on medications at the country's major pharmacies, there are now discounts on surgeries and 24-hour emergency telephone support.
In 2020, BancoSeguro expanded its investment alternatives in the Super App service, with the issuance of CDs yielding a rate of 105% to 200% over the CDI. In addition, we began to distribute quotas in new investment funds managed by third parties and backed by incentive debt issuances, corporate debt issuances, and Brazilian treasury bills and shares, and we recently started to offer a new service that allows our customers to buy, hold and sell quotas for investment funds in cryptocurrencies also managed by third parties.
Our History
We launched PagSeguro in 2006 as an online payment platform to provide the digital payment infrastructure necessary for e-commerce growth in Brazil. By 2016 we were considered the largest Brazilian online payment company in terms of TPV, according to data compiled by Ebit. UOL’s credibility in the Brazilian internet sector was key to this successful, launch and remains so today. Founded in 1996, UOL is Brazil’s largest internet content, digital products and services company. According to comScore, 109 million unique visitors (approximately 70% of Brazilian internet users) accessed a UOL website in January 2023 representing an increase of 4% from 105 million in January 2022, an increase of 20% from 90.4 million in April 2018 and an increase of 34% from 81.2 million in May 2017. In addition, according to Google Analytics and Google Ad Manager (the ad server system that we utilize) as of March 2023, UOL achieved approximately 7 billion page views, provided approximately 6.l billion display ad impressions and had a potential video inventory of 349 million video ads. The PagSeguro and UOL brands together gave Brazilian online consumers the confidence to use their sensitive personal and financial data on our payments platform, in order to shop online easily and safely. As an example, we brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period of time after the purchase, as a precaution in case of any commercial claims.

In January 2021, we submitted to the Central Bank a request for the approval of a corporate reorganization that involved certain of our subsidiaries and we received the corresponding approval in August 2021. As a result of this reorganization, the entities Net+Phone, PagSeguro Tecnologia Ltda. (Current denomination of Boa Compra) “PagSeguro Tecnologia”, BCPS, R2TECH, BIVA and CDS were spun off from PagSeguro Brazil and since then they have been controlled by PagSeguro Digital’s direct subsidiary PagSeg. In addition, TILIX, Yamí and Zygo subsidiaries were spun off from PagSeguro Brazil with control passing to PagBank Holding, a holding company that we incorporated in Brazil to receive the Group’s unregulated assets.
The list below describes changes to our organizational structure in the year ended December 31, 2021:
•In March 2021, we incorporated PagSeguro Holding Ltd., or PagSeguro Holding, to serve as a holding company directly under PagSeguro Digital;
•In the third quarter of 2021, we incorporated four new subsidiaries under PagSeguro Holding consisting of the following entities:
▪PagSeguro Chile SPA, or PagSeguro Chile;
▪PagSeguro Colombia S.A.S, or PagSeguro Colombia;
▪PSGP México S.A de C.V., or PSGP Mexico; and
▪PagSeguro Peru S.A.C., or PagSeguro Peru.
•In August 2021, we acquired Concil Inteligência em Conciliação S.A., or Concil, which now operates as a subsidiary of PagSeguro Brazil;
•In December 2021, PagSeguro Tecnologia incorporated R2Tech; and
•In December 2021, Biva Serviços incorporated BIVA.
As a result of the above, our current organizational structure reflects the following:
•    PagSeguro Digital subsidiaries include PagSeguro Brazil, PagSeg, BS Holding, and PagSeguro Holding Ltd;
•PagSeguro Brazil subsidiaries include Biva Sec, FIDC, RegistraSeguro, Concil and MOIP.
•    BS Holding’s subsidiary will include BancoSeguro and Paginvest Corretora de Título e Valores Mobiliários Ltda. (“Paginvest Pagbank”).
•    PagSeg subsidiaries will include Net+Phone, Pagseguro Tecnologia, BCPS Online Services, Lda, (“BCPS”), PagSeguro Biva Serviços Financeiros Ltda., CDS and PagBank Holding.
•    PagBank Holding, subsidiaries will include TILIX, Yamí and Zygo, and
•PagSeguro Holding subsidiaries will include: PagSeguro Chile, PagSeguro Colombia, PSGP Mexico and PagSeguro Peru.

PagSeguro Brazil, MOIP and BancoSeguro are subject to the Central Bank regulation and supervision. This reorganization is intended to improve the administration of our corporate structure and to group our operating subsidiaries under appropriate holding companies based on the services provided by each subsidiary.

The list below describes the changes to our organizational structure in the year ended December 31, 2022:

•In October 2022, PagBank Holding write off its equity stake in Boletoflex to Boletoflex’s former shareholders. As a result, Boletoflex is no longer part of the PagSeguro Group; and
•In December 2022, PagSeguro Biva Correspondente Bancário Ltda. was fully incorporated into PagSeguro Biva Serviços Financeiros Ltda., and as a result, ceased to exist.

Capital Expenditures
The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for each of the years ended December 31, 2022, 2021 and 2020 were R$2,136.4 million, R$1,751.8 million and R$2,046.6 million, respectively, most of which related to data processing equipment, machinery and equipment, development of software and technology and software licenses, all in Brazil. All of our capital expenditures are funded with internal resources.
For further information on our capital expenditures through investments and related expenditures, see Notes 12 and 13 to our audited consolidated financial statements included elsewhere in this annual report.
Our Products and Services
We provide a wide range of affordable solutions and tools for merchants and consumers. These include a variety of payments and banking products, cash-in and cash-out options with features designed to attract and retain clients, provide them with access to working capital and help them manage their cash flow. We have an in-depth understanding of our clients, the issues they face and the markets in which they operate. As a pioneer in the Brazilian digital payments market, we are able to anticipate trends and translate them into new products and solutions that meet our clients’ needs more efficiently than foreign competitors operating in Brazil. The Brazilian market expects payments providers to offer a number of country-specific features, such as Pix boletos and early payment of merchants’ receivables when consumers purchase in installments by credit card, all of which are central to Brazilian financial culture. We built our payments ecosystem, merchant services and our banking solutions offering around these specificities, offering tailor-made solutions for the Brazilian market. Although all our solutions also work for desktop and other non-mobile platforms, we design our solutions on a mobile-first basis so that our clients can be self-sufficient at all times. All of our transaction systems are fully compatible with the mobile environment. We also maintain a strict focus on ongoing innovation, selecting and developing new products and services with a high level of speed to market. This is evidenced by our investment of R$1,040.3 million in expenditures on software and technology in the year ended December 31, 2022, equal to 6.8% of our Total revenue and income for the year. Additionally, we believe our distribution platform and marketing strategies are well-suited to reaching micro-merchants and SMEs in Brazil.
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
Evidencing our commitment to deepening relationships with our existing clients, among unique active accounts, we have experienced higher engagement across various areas. In less than three years, we believe we have created the most complete digital bank & payments experience in Brazil, which includes services and products such as payments solutions, day-to-day banking, cards, credit offerings, investments and insurance. As of December 31, 2022, we had a total of 27.7 million customers and 16.2 million PagBank active users (including active merchants using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the relevant month), becoming the second largest Brazilian digital bank according to data from Brazilian Central Bank. Our deposits increased 135% while our credit portfolio increased by 43% year-on-year at December 31, 2022. In 2022, 9.8% of all Pix transactions in Brazil were carried out through PagBank.

The PagBank PagSeguro Ecosystem

SOFTWARE/VAS

- Concil
- Yamí
- PagVendas
- ClubPag
- PlugPag
- EnvioFácil

MARKETPLACE

- Advertising
- Cashback
- +70 resellers

PAYMENTS

- Cross-Border
- PIX
- Payment Link
- P2P
- Online Gateway
- Point-of-Sale (POS)
- Online Checkout
- PagTotem
- mPOS
- QR Code
- TEF

PARTNERSHIP

- Bilhete Único
- Uber
- Free Fire
- IFood
- Sky TV
- Claro TV
- Oi TV
- Playstation
- Steam
- Xbox
- Razer Gold
- Tinder
- Minecraft

INSURANCE

- PIX
- Health Assistance
- Home
- Personal Accident

DIGITAL BANK

- Bill Payments
- Direct Deposits (Salary)
- Deposits
- PIX
- Top-ups
- Tax Collection
- ATM withdrawal
- Wire Transfers

INVESTMENTS

- High-yield account balance
- Financial Education
- Stocks and REITs
- +170 Investment Funds
  - Fixed Income
  - Multimarket
  - Stocks
  - FX Exchange
  - Crypto
  - ESG
- PagBank CDs
- Treasury Bonds
- Equity and Crypto Research
- Automatic Savings

CARDS

- Debit Card
- Credit Card
- Cash Card
- Prepaid Card

CREDIT PRODUCTS

- Payroll Loan
- Supply Chain Finance
- Working Capital Loan
- FGTS Early Prepayment
- Overdraft Loan

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
PagBank
In May 2019, we officially launched PagBank, our free PagBank digital account, which offers payment and banking services through the PagBank mobile app. PagBank enables us to expand into the Brazilian banking market which, according to our internal research based on official data from a number of sources (which includes ABECS (Card Schemes Data), the Central Bank, banks’ investor relations websites, JP Morgan Research, the Superintendence of Private Insurance (Superintendência de Seguros Privados - SUSEP), the National Federation of Private Insurance Brokers (Federação Nacional dos Corretores de Seguros Privados - Fenacor), the National Confederation for General Insurance Companies (Confederação Nacional das Empresas de Seguros Gerais - Cnseg), the International Data Corporation (IDC Software Report), Goldman Sachs Research, ANBIMA Retail Investment Statistics, and internal estimates) is more than 20 times larger than the Brazilian payments market itself in terms of net income (profit pool).

In 2020 we became an associated member of ANBIMA and joined the distribution code, which allows the offer of bonds and securities to customers in the Brazilian market. In March 2023, we also received the authorization from the Central Bank to create our bonds and securities brokerage entity know as PagInvest PagBank, an important step towards attracting new clients, especially investors in the Brazilian stock market (B3).
Supported by our strong PagSeguro and PagBank brands, which according to Google Trends, filtering by the Financials Category, for the twelve months ended March 5, 2023, had in aggregate, an average of 1.5 times more searches than the second player in our market, our PagBank business activity has a strong platform to gain new users and promote client loyalty. As evidence of the success of our platform, we saw a year-over-year increase of almost two times in PagBank active users at December 31, 2021, with an additional increase of 24% in 2022, reaching more than 16 million PagBank active clients at December 31, 2022, and our PagBank app had 284 million logins in the month of December 2022 alone.
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
The free PagBank digital account has a 100% online onboarding process, without paperwork, with a quick turnaround and a high acceptance rate. We offer functionalities such as bill payments, top up prepaid mobile phone, Pix, wire transfers, peer-to-peer transfers, cash cards, prepaid cards, credit cards, loans, investments, payroll portability, QR code payments, shopping, Bilhete Único (urban mobility ticket for the city of São Paulo), Uber, Free Fire, iFood, Playstation, Steam, Xbox, Tinder, Minecraft, Razer Gold and Brazilian Pay-TV services, among other digital banking services.
Merchants and consumers can sign up for a free PagBank digital account, gaining access to all of the offerings in our ecosystem, through a single online contract that can be completed in minutes without paperwork. By signing up with us and requesting one of our devices, merchants can automatically start accepting a wide range of cash-in methods, all with antifraud protection, and can access our software business management tools. For merchants who require more complex functionalities, we offer value-added services and features such as the early payment of installment receivables, accounting reconciliation and shipping solutions. With our free PagBank digital account, merchants do not need to transfer their revenues to another bank checking account, they can use those revenues directly on our platform with our day-to-day banking solutions, such as: (i) paying bills, (ii) making peer-to-peer, pix or wire transfers, (iii) making QR code payments, (iv) buying online, (v) topping up mobile phone, Uber, Spotify, Bilhete Único, Games or Google Play credits, (vi)investing their money, (vii) using their cashcard or transferring their balance to the PagSeguro prepaid card, allowing them to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad.
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
•Loans.

•Investments: a new feature for our free PagBank digital account through which we will pay remuneration on account balances maintained for at least 30 days, or Conta Rendeira.
•Certificates of Deposit: since March 2020, we have been offering certificates of deposit, or CDs, to all PagBank users. These CDs are offered in addition to our current PagBank Conta Rendeira offering. Other investment possibilities include mutual funds, Brazilian government bonds and stocks.
•The purpose of our platform is to bring quality investment options to all types of investors, with a minimum investment amount of 1 Brazilian real. By the end of 2020, we started to offer fixed income (CDs - Certificates of Deposit) and mutual funds investment options, and in early 2022, there were over 100 different investment options available on our marketplace. We also implemented a cashback function on our platform, which offers up to 1% year-on-year additional return. In 2021, we established an educational area on our platform that aims to demystify investing and to educate our customers on how to invest their money. In 2021, we also added new features to this educational tool, which included investment portfolio recommendations, a research area that analyzes and recommends equities and government bonds. We have provided direct access to Brazilian government bond investments through the “Tesouro Direto” program and provided access to investing activities in the B3 through three different methods, (i) Home Broker, (ii) Internet Banking, and (iii) Trading Desk. To support our clients in their investment activities, we have a designated sales team knowledgeable in investment products and internal processes.
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
•Online Payment Tools
We offer a variety of online payment tools that enable merchants to integrate sophisticated checkout and payment processes into their online business. These include: (i) two web checkout options for merchants conducting business over browsers (whether desktop or mobile); and (ii) P2P and social payment tools.
(i) Web Checkout: Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing and order tracking. PagSeguro offer two different levels of web checkout integration: “Redirect” and “Transparent,” all of which are easy to set up and customize. PagSeguro supplies its code and documentation to merchants free of charge, allowing merchants to select and implement the web checkout solution that best meets the needs of the merchant’s on its business.
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

(ii) P2P and Social Payment Tools: Our innovative P2P and “social payment” merchants and consumers to transfer their balances between free PagBank digital accounts free of charge. For P2P, our “social payment” tools also allow our clients to request payments by sending a web link via social media directly to the person paying, creating a fast and easy way for anyone to send and receive money electronically. Users can request payments even if they do not have a website, and the person paying does not need to register with PagSeguro and may pay through a variety of options, including credit card, boleto or bank deposit. With our social payment tool, customers can request payments creating a payment link and send it to customers via e-mail, social network or messaging service such as WhatsApp, using the recipient’s phone number or e-mail address. The payer clicks on the link and can make the payment easily in various ways (credit card, boleto or bank deposit). Payment link allows the recipient to pay in up to 12 installments. We believe these P2P and social payment tools drive organic growth in our customer base, establishing relationships with potential PagSeguro customers and encouraging them to join our platform when they make a payment.
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
•Minizinha NFC mPOS connects, through Bluetooth, to PagBank or PagVendas a PagSeguro platform to accept payment, and offers access to a wide range of features. Minizinha provides receipts via SMS for the consumer. PagSeguro offers Minizinha for 12 installments of R$1.90 (or US$0.38), appealing to the micro-merchants and SMEs who plan their own business expenses on a monthly basis.
•Minizinha Chip 3 is an additional POS device and an upgraded version of the Minizinha Chip mPOS device that features a better user experience, NFC communication and a larger screen. PagSeguro offers Minizinha Chip 3 for 12ºinstallments of R$6.90 (or US$1.39).
•For businesses with greater needs, we offer three more sophisticated devices, (i) Moderninha Plus 2 (priced at 12 installments of R$9.90 (or US$1.99)), (ii) Moderninha Pro 2 (priced at 12 installments of R$18.90 (or US$3.80) and (iii) Moderninha Smart priced at 12 installments of R$24.90 (or US$5.00). Moderninha Plus, provides consumer receipts via SMS, is focus on merchants that generate lower transaction volumes; while the Moderninha Pro, which provides consumer receipts via SMS or in paper form, is focus on merchants that generate higher transaction volumes. Moderninha Pro is the first single unit to offer GPRS/2G/3G (currently available 4G) chip connection, NFC, plug-and-play Wi-Fi and Bluetooth connections (for commercial automation and connection to other devices) on the same device, making it the POS device with the most connectivity features in Brazil. The device switches automatically between the various connection formats. In February 2018, PagSeguro launched a new functionality for the Moderninha Pro and Moderninha Wi-Fi (replacing Moderninha Plus in May 2018), enabling several merchants to share a single POS device (each terminal can serve up to six digital accounts, handling sales transactions for each account separately). Moderninha Smart offers the same features of the Moderninha Pro, plus the integration of a product catalog and inventory management software, an installment payment calculator, boleto issuance and payment links. The integration of software and hardware helps merchants be more productive and better serve its clients.

•PagSeguro also offers a Smart POS device, the Moderninha X, which is an innovative and advanced POS device. Moderninha X was built for simplicity and ease of use, offers a full integration of hardware, our apps and a fast and secure payments network. By combining high-end functionalities such as Wi-Fi, Bluetooth and 4G connections, as well NFC and QR Code acceptance, the Moderninha X, offers a robust managed payment experience. The integration of software and hardware helps merchants be more productive and better serve clients. PagSeguro offers Moderninha X for 12 installments of R$23.90 (or US$4.80). With no additional cost and new technologies in one single POS device, Moderninha X is the most attractive product for micro-merchants and small businesses. Additionally, Moderninha X integrates our free PagBank digital account and international cash card, free of charge.
We generate revenues from its provision of POS devices to merchants, and from MDR (a percentage of the commissions held by PagSeguro that is generated on the credit, debit and meal voucher card transactions). Beyond standard installment programs, PagSeguro’s merchants can offer customers the options to pay in up to 18 installments on credit card payment transactions
For a significant amount of our POS devices, we currently rely on one manufacturer to manufacture, test and assemble, although we are expanding our range of POS devices, which would be derived from different equipment providers. The Agreement for the Supply of Equipment, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX Brazil, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire Brazil, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX Brazil, Transire Brazil and Tec Toy S.A., or Tectoy, to us and the standard terms and conditions governing this supply of POS devices. PAX Brazil, Transire Brazil and Tectoy together serve as our main supplier of POS devices. Consideration payable to PAX Brazil, Transire Brazil and Tectoy under this agreement is determined by the number of POS devices ordered by us. For more information, see “Item 3. Key Information—Risk Factors—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.”
•Payment Methods
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
•Credit cards
We accept card payments, through our online and in-person POS payment tools, from all the major credit card schemes active in Brazil, including Visa, MasterCard, Elo, American Express, Hiper and regional schemes. The major credit card schemes accepted on our platform together represent 98,l% of the total payment volume carried out using credit and debit cards in Brazil in the second quarter of 2022, according to Brazilian Central Bank. We generate revenue from credit card transactions by charging a merchant discount rate, or Merchant Discount Rate (“MDR”), a commission withheld by us from the transaction value paid to the merchant. The transaction amount, less the MDR, is credited to the merchant’s free PagBank digital account. Our MDR pricing model is standardized, easy to understand and transparent. We also offer customized MDR pricing for certain merchants who process large payment volumes. We recognize the MDR fees in our financial statements as revenue.

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
When merchants choose to make use of this early payment of receivables feature we charge them a discount fee from the lump sum of the receivable. This discount is additional to the MDR fee withheld from the merchant. The discount fee is deducted from the amounts payable to the merchant at the same time as the MDR, but is recognized in our financial statements as financial income rather than revenues. The discount that generates our Financial income relates only to the early payment of the second and successive installments of the purchase; the first installment is not paid early as it is disbursed to the merchant within the normal billing cycle, so it does not generate remuneration in the form of Financial income (although it does generate MDR, which is recognized as Gross revenue from transaction activities and other services). The lump sum receivable, less the discount fee and the MDR on the intermediation transaction, is credited to the merchant on the 30th, 14th or 1st business day after the transaction, according to the merchant’s “payment date election” described in the paragraph above.
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
We generate financial income through this early payment feature by charging a discount fee from the second and successive installments that are paid early in the lump sum, in addition to the MDR fee on the intermediation transaction. The discount fee is deducted from the amounts payable to the merchant, but is recognized in our financial statements as financial income rather than revenues.

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
•PagSeguro credit cards for merchants;
•card reconciliation services through Concil Inteligência em Conciliação S.A.;
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
✓    Purchase Protection
Our Purchase Protection solution adds multiple layers of security for online purchases made on our platform. As a payment card industry, or PCI, compliant company, we do not share consumer credit card data or sensitive information with merchants, helping to prevent fraud and data misuse. For added protection to online consumers, our ecosystem holds consumer payments in escrow for a set period after purchase. If there is no consumer complaint, the funds are typically released to the merchant in two weeks from the purchase date after review. If a problem occurs with the purchase and the transaction is eligible for Purchase Protection, the consumer can file a claim and, if requested, we will act as mediator to help resolve the issue with the merchant. If the issue is not resolved, we reimburse the consumer for the full purchase price plus shipping costs. In the year ended December 31, 2022, only 0.03% of our online transactions required claim mediation and for those that did, the average time for claim mediation settlement was 17 days. 86.96% of the disagreements related to non-receipt of a purchase, and 35.94% were resolved in favor of the merchant.

✓    Antifraud platform
In addition, our IT background combined with the 14 years of historical transaction data we have amassed since our launch allow us to develop proprietary technology and gain expertise against online fraud and chargebacks related to fraudulent transactions in Brazil. Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, as well as front-line third-party solutions such as Feedzai, LexisNexis and Threatmetrix. The antifraud platform is fully integrated into our ecosystem, and features processes designed to monitor potential fraud in real time, tracking transaction approvals and denials, enabling us to maintain high transaction approval rates and low incidences of fraud.
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
✓    Business management tools
For merchants who generate larger transaction volumes and require more complex controls, we offer value-added services and features such as: (i) flexible crediting dates; (ii) payment into separate bank accounts for each card scheme; (iii) a split payment solution, which automatically segregates credits between two different companies; (iv) a seamless single-click checkout option, allowing customers to make purchases with a single click; and (v) our Electronic Funds Transfer (“EFTPOS”) integration solution. Our innovative approach also brought trust to the online merchant-customer relationship by introducing a feature where we hold the consumer’s payment in escrow for a period after the purchase, as a precaution in case of any commercial claims. Our split payment solution allows merchants to generate payments, integrate employees, manage receivables and receive commissions in real time. We offer these services by providing our merchants with the code and documentation to implement these tools.
✓    POS App (Pag Vendas)
Our free sales app PagVendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. PagVendas allows our merchants to add products and manage POS software. By using this app, merchants are able to increase productivity and manage their sales and inventory, among other items. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout. Items can be grouped, categorized, sorted, and linked to inventory management. PagVendas is user-friendly and secure, and fully integrated with our merchants’ free PagBank digital accounts and the Moderninha Wi-Fi, Moderninha Pro, Moderninha Smart and Minizinha POS devices. As of March 23, 2023, PagVendas was rated an average of 4.8 stars by 7.5 thousand reviewers in Apple’s Brazilian app store and 4.6 stars by 26.9 thousand reviewers in Google Play.

✓    PagBank – PagSeguro (i-Banking App) and Super App service
Our free digital account app, PagBank – PagSeguro, is a transaction and digital account management app available for smartphones and tablets running iOS or Android which provides our clients with an easy and practical way to manage their transactions, account balances and day-to-day banking. Through PagBank – PagSeguro, our clients can pay bills, make peer-to-peer, Pix or wire transfers, make QR code payments, complete online purchases using their PagBank account balance, invest their money in different investments options such as CDs, use their cashcard or prepaid card to buy goods and services or withdraw cash, contract financial service products such as insurances, loans and credit cards. PagBank – PagSeguro also provides real-time statements of a user’s historical account and PagSeguro prepaid and cash card activity, as well as a merchant sales panel through which merchants can generate reports and statements as well as manage their sales. As of March 23, 2023, PagBank / PagSeguro was rated an average of 4.9 stars by 1 million reviewers in Apple’s Brazilian app store and 4.6 stars by 2.06 million reviewers in Google Play.
In addition, through our Super App services, users of our i-Banking app PagBank – PagSeguro have the option to top up prepaid mobile phone, Uber, Spotify, Games or Google Play credits. Through our partnership with the Shell brand, since March 2020, PagBank users have been able to make payments at gas stations directly through our Super App via a P2P transaction, thus eliminating their need to use a physical card for these purchases. Through our PagBank – PagSeguro digital account, we also pay interest (totaling 110% over the amount generated by “poupança” account (a traditional Brazilian savings account) on account balances maintained for at least 30 days. In December 2022, according to the Consolidated Retail Product Distribution Statistics obtained from ANBIMA, this savings account feature had more than R$900 billion under management (considering retail investors with more than R$100,00 in their savings account), corresponding to almost 75 million accounts throughout Brazil in this category. We believe this feature will not only increase loyalty and engagement with our digital banking ecosystem but also help us acquire new PagBank users.
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
✓    Accounting reconciliation
We offer merchants a platform for reconciling their sales and the related fees with their acquirer payments. This service is offering by Concil, a company specialized in reconciliation, and is supported by our expertise in middleware and back-office solutions processing. We generate revenues from this service in the form of recurring payments, based on number of sales realized. Customers can also choose plans with bank reconciliation or integration with their systems by API.
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

✓    Promotional engine
Our free ClubePag promotional engine is a marketing tool that allows merchants to advertise across our client base. For example, a merchant can offer promotional discounts or cashback to other PagSeguro customers. At Clubepag, the merchant can expand his club by requesting the customer's cell phone in the first purchase to register, then can offer and encourage his customers at the time of transaction, in addition to automatically sending discount coupons via SMS and/or e-mail. Available for POS devices, the merchant can follow their results with ClubePag on the PagVendas App (on Moderninha Smart and via the mobile app) or via the website on the computer and mobile.
✓    Multiple merchant feature
In February 2018, we launched an innovative functionality for both our Moderninha Wi-Fi and Moderninha Pro which enables multiple merchants to share a single POS device. Our Moderninha Plus (which we launched in May 2018) and our Moderninha Pro 2 (which we launched in December 2019) also have this functionality. With this functionality, each of these POS devices can serve up to six digital accounts, handling sales transactions for each account separately and allowing entrepreneurs and merchants to manage multiple businesses using a single POS device. The launch of this functionality, innovative in the Brazilian market, furthers our continuous process of democratization and greater penetration of our payment terminals for entrepreneurs and merchants across all types of businesses.
✓    Software solutions
We offer software solutions through our subsidiaries Concil and Yamí as well as through our PagVendas app. Through these software solutions, our merchants are able to increase sales and manage their business.
Through Concil, merchants can reconcile payment transactions. Through PagVendas, merchants can combine payments and software integration into our smart POS. Through Yamí, PagBank clients have access to a back-office platform for e-commerce and marketplaces.
According to IDC (International Data Corporation), the total addressable market in Brazil for retail management software in 2020 was R$11.1 billion. This represents a large potential revenue addressable market for us, especially since as of March, 2023, PagSeguro has a total of approximately 586.000 active users subscribed to our software, PagVendas.

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

✓    PagSeguro credit, cash and prepaid cards
We offer PagSeguro Visa credit cards, PagSeguro Visa NFC enabled cash cards and PagSeguro MasterCard, debit and prepaid cards.
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
Our PagSeguro Mastercard NFC debit card is linked directly with the balance of the free PagBank digital account. The card is free of issuance fee and offered to merchants and consumers through our PagBank Super APP. Customers can purchase at all Mastercard network and withdraw cash, with a flat fee, at Cirrus ATMs network.

Our PagSeguro MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagBank digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can therefore receive payments from sales transactions into their free PagBank digital account and spend that money directly using the PagSeguro prepaid card, without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagSeguro POS or mPOS device. The PagSeguro prepaid card does not require credit checks on the merchant or preapproval for issuance. In 2021, we issued more than 7.7 million cards, including PagSeguro prepaid, cash and credit cards as compared to more than 3.7 million cards in 2022, including the same modalities as in the previous year.
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
✓    Cross-border remittance
Our “PagSeguro Tecnologia” platform provides international merchants with local payment solutions for their consumers located in different countries across Latin America, Spain, Portugal, Greece, Romania and Turkey (for example, for foreign merchants selling to Brazilian consumers, or for Brazilian merchants selling to foreign consumers in Latin America – although the platform is also used for transactions where neither party is Brazilian). PagSeguro Tecnologia originally operated in the online gaming industry and has been particularly attractive to clients in that industry. Since its launch, however, PagSeguro Tecnologia has now expanded to serve other industries.
Using PagSeguro Tecnologia, international online merchants, such as Valve (Steam), Garena, Electronic Arts and Riot Games, can provide their end-users with local payment methods, leveraging conversion rates and unlocking the market potential of cross-border e-commerce.
The PagSeguro Tecnologia platform features both an integrated web-checkout solution and a direct checkout, which allow clients to save their credit card information for future transactions and enables international checkout by offering users more than 140 payment methods in multiple currencies. When Brazilian consumers, for instance, make a purchase using PagSeguro Tecnologia, PagSeguro Tecnologia manages the payment processing and collection and organizes the remittance of the funds outside Brazil on behalf of each customer in accordance with Central Bank regulations using the consumer’s Brazilian taxpayer identification number.
Additionally, the PagSeguro Tecnologia platform also features a payout solution and has built a strong relationship with Tik Tok (Bytedance Group). When Tik Tok’s Brazilian end-users are eligible for receiving small amounts from the publisher, PagSeguro Tecnologia intermediates the transaction, which collects the cash from Tik Tok abroad and settles the amount for the payee in Brazil, into a bank account held by the end-user.

✓    PAGS capital
Our PAGS Capital offering is a lending product with a small number of clients selected according to characteristics such as credit store, internal data like registered account date, TPV and frequency and external data from credit bureaus and the Central Bank. We expect this product to increase client loyalty and to help our clients gain access to capital in order to grow their businesses and help consumers to invest in their lives. At December 31, 2022, we had a total portfolio of R$2.7 billion (including working capital, credit cards and initiatives such as public, retiree and private payroll loans).
Our Customers
We offer our clients free digital accounts, which they can use to receive payments resulting from the sale of products as merchants, or to buy products as consumers. There is no division between the two categories, since the same digital account serves both types of clients – indeed, our merchants are also consumers when they spend their digital account balance using our cash-out features, and our consumer clients can also be merchants.
We offer the following major benefits for both merchants and consumers:
•PagBank offers to our customers a free PagBank digital account. Customers do not need a bank account to join our ecosystem because our free PagBank digital account is similar to a regular checking account linked to the Central Bank’s platform. With a 100% online onboarding process, without paperwork, quick turnaround and a high acceptance rate, we offer to our consumers and merchants access to our advanced digital banking ecosystem, with functionalities such as bill payments, top up prepaid mobile phone, Uber, Bilhete Único, Spotify or Google Play credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services.
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
•Our social payment solution, and payment link allows merchants to use their PagSeguro account and website to request payments via web links that are sent through e-mail, social networks or messaging services like WhatsApp. Beyond that, we provide a full stack of API and on line payment solution such as: checkouts, disbursement, refunds and others.
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
•We may offer additional credit lines to eligible merchants, such as lending and credit cards. At December 31, 2022, we had a total portfolio of R$2.7 billion, including working capital, credit cards and initiatives such as public and private payroll loans).

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
Our merchant base is highly diversified, which shields us from dependence on a small number of business sectors or major accounts. In 2022, professional services, our largest volume sector, and department stores, our second largest volume sector, accounted for 9% and 8%, respectively, of our overall TPV. No other major business sector (fast food restaurants (9%), eating venues and restaurants (3%), wholesale clubs (3%) or barbers and beauty parlors (3%) accounted for more than 10% of our overall TPV. We are not dependent on any individual merchants. In 2022, our top 10 clients represented less than 5% of our TPV and our top 100 clients represented less than 13% of our TPV.
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
We principally target micro-merchants and SMEs, many of whom were ignored or underserved by the incumbent payment providers and financial institutions in Brazil before PagSeguro was launched. These incumbents generally charge micro-merchants and SMEs higher overall fees and commissions because they generate lower transaction volumes. Our platform enables us to keep overall per-transaction fees lower for merchants who generate lower transaction volumes. We believe our client data supports this model: according to a survey that we conducted in December 2022, 52% of our merchants used PagSeguro as their sole electronic payments service and 56% of Minizinha owners did not accept card payments prior to signing up with us.
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

We manage large volumes of system access data and transactions, with more than 99.55% availability in 2022, using internet data centers provided by Scala Data Centers and outsourcing, cloud computing and other managed IT services provided by Compasso UOL, a UOL group company. Scala Data Centers and Compasso UOL provide these services to UOL, PagSeguro and several other large clients. Our transactions per second monthly peak increased from 79 in June 2016 to 597 in December 2022, and our average monthly deployments increased by a multiple of 20.2 from 597 average monthly deployments in 2017 to 12,076 average monthly deployments in 2022. With our hybrid infrastructure, combining local data centers and cloud computing, we are able to scale up our services while retaining high availability for peak – volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without needing to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers.
Technology and innovation are in the DNA of the UOL group and are at the core of our business success, with products and engineering personnel representing 44.31% of the total headcount of PagSeguro as at December 31, 2022. With our specialized team of 3,716 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$ 979.7 million in the year ended December 31, 2022, R$697.5 million in the year ended December 31, 2021 and R$531.1 million in the year ended December 31, 2020.
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

Our efficiencies of scale, relentless cost discipline, and ongoing improvements to systems and processes. As our scale has expanded, our expenses have increased when compared to our Total revenue and income: for example, in the year ended December 31, 2022, our Total expenses increased to 88.5% of our Total revenue and income from 85.8% in the year ended December 31, 2021, while Revenue from transaction activities and other services and Financial income, taken together, increased to 98.9% of our Total revenue and income from 98.6% in the year ended December 31, 2021. In the year ended December 31, 2022, our non-GAAP Total expenses totaled 87.6% of our non-GAAP Total revenue and income, compared to 82.0% in the year ended December 31, 2021. For a reconciliation of our non-GAAP financial measures to the most closely related GAAP financial measures, see “Item 3. Key Information—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.” By maintaining our spirit of innovation combined with our focus on reducing costs, we intend to continue to drive costs down to achieve further profitable growth. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services to strengthen and extend our digital banking solutions. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Increasingly intense competition may harm our business.”
Protecting Our Clients
Trust and security are essential to success in the digital payments market. Fraud is a constant threat, involving items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our competing successfully and growing our business sustainably, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas: transaction security; platform security; and customer service. Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as the “Best Company for Consumers” for electronic payments in 2021, 2020, 2019, 2018, 2017 and 2016 and for online payments in 2015 by Época magazine and Reclame Aqui, a consumer protection service. In 2022, we were recognized as the second best company for electronic payments by Reclame Aqui. In 2022, we were recognized as the best POS by Folha Top of Mind, and we ranked fifth among Brazilian banks in the “World’s Best Banks” ranking published by Forbes.

Transaction Security
We have focused and is part of our culture since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, supported by the reputation of the PagSeguro and UOL brands. Our transaction approval rate increased slightly in 2022 compared to 2021, from 78% to 79%. In 2016, we were named the Brazilian acquirer with the lowest chargeback-to-sales ratio by Visa. Our net chargeback rates for related to six months old transactions averaged 0.10% in 2021, representing a decrease of 16% from 0.12% in 2020. Our net chargeback rates for transactions in 2022 averaged 0.10%, representing a decrease of 20% from 0.12% in 2021. These net chargeback rates compare highly favorably with the 1.0% limit established by the card schemes. We achieve transaction security through a combination of anti-fraud technology, the design of our platform, and protection programs for our clients.

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
We provide our customers with an array of digital self-service features including real-time online chat, chatbots, customer service e-mail and a customer service hotline. Our customer service operations are provided by a combination of PagSeguro employees and outsourced providers, which together make up approximately 3,362 full-time equivalent, or FTE, positions.
We maintain service quality by placing emphasis on careful selection of our customer service personnel and regular monitoring of employee performance. Our employees are trained to have in-depth product and service knowledge, professional service attitudes and communication skills to best address customer needs and inquiries.
Sales and Marketing
Our marketing strategy is designed to grow our platform by building and maintaining the brand recognition and trust of the PagBank PagSeguro, attracting new users and generating more frequent activity by our existing users. Our marketing initiatives aiming to recruit merchants to our ecosystem currently focus on our POS devices, web checkout solutions and other online payment solutions. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost-effective strategy to sustain our growth among both merchants and consumers, creating a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.
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

We strive to position PagSeguro products and services in top of mind and present them as a desirable, easy and secure means to accept and make payments in Brazil, while accompanying the consumer throughout the purchasing process, from general brand awareness through to actual purchase or account registration. As a digital company, and with the support of UOL’s audience, we continue to build and maintain brand recognition and trust through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, and online advertising such as display media, videos, search results, social media and influencer marketing, including:
•traditional offline media: television advertisements and merchandising (broadcast and cable), radio, movie theaters, the printed press, festivals and events, and display media such as billboards, urban digital time and weather displays, and airport and bus station displays;
•traditional online advertising: display media (including banners, rich media, interstitials, videos and native ads) on a variety of online platforms, such as premium websites, portals, video platforms such as YouTube, social media platforms such as Facebook, Instagram, Tik Tok and Twitter, mobile apps, e-mail marketing and affiliates programs; and
•search: we have expertise in positioning our products in preferential placements on search platforms displayed on desktops, tablets and smartphones, using specific initiatives such as paid search (Search Engine Marketing, or SEM, which includes bid management tools and keywords analysis) and natural or organic search (Search Engine Optimization, or SEO, which includes website optimization).
Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on micro-merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 40 cash-in methods” and “free yourself from POS rental fees.” We regularly compare our pricing to our competitors’ and point out the advantages of our products and services as a complete solution for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions.
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
• Recognized as the most Innovative Electronic Payment Company in Brazil by GBO Awards in 2020;
•Recognized as one of the most Valuable Brazilian Brands in 2020, 2021and 2022/2023 by Interbrand.
•Recognized as one of the World’s Best Banks in 2021 and 2022 by Forbes;
•Recognized as the best in Acquisiton category and the 4th in the Fintech category in Brazil in 2021 by iBest;
•Recognized as the 3rd in the Bank category of companies that provided the best service to society throughout 2021 by Brazilian newspaper Estadão.
•Recognized as the 3rd best bank that provided the best services for society throughout 2021 by Estadão;
•Recognized as the best POS by Folha Top of Mind 2022 (Folha de S.Paulo);
•Recognized as one of the best companies in customer satisfaction in the Digital Banks category by MESC Institute.
Further supporting the strength of our brand, PagBank has already shown strong results in brand recognition. Since April 2021, according to Google Trends, the number of internet searches for “PagBank” has been higher than the number of internet searches for “PagSeguro account.”
In addition, our PagBank app had 7 million downloads in the fourth quarter of 2022. Further evidencing the strength of our brand, according to an internal survey conducted by us, 88% of our users would hire products and services offered by PagBank. In addition, as of March 14, 2023, our PagBank app was rated an average of 4.9 stars by 1 million reviewers in Apple’s Brazilian app store and 4.7 stars by 2 million reviewers in Google Play.
These rankings compare favorably to those of our main competitors’ apps, which as of the same date were rated between 4.2 to 4.9 stars in Apple’s Brazilian app store and 3.6 and 4.8 stars in Google Play.
We use our proprietary tools and market measurement systems developed by third parties, such as Oracle and Google, to deepen our knowledge about consumer behavior and, consequently, optimize our marketing efforts and expenditures by customizing our sales messages to make it easier for users to understand, find and buy our products and services.
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

Organizational Structure
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name PagSeguro Digital Ltd. and are a subsidiary of Universo Online S.A., or UOL, a Brazilian sociedade por ações de capital fechado that was founded in 1996 and Brazil’s largest internet content, digital products and services company. Our principal executive office is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and our telephone number is +55 (11) 3914-9524. Our investor relations office can also be reached at +55 (11) 3914-9524. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is www.pagseguro.uol.com.br. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://https://investors.pagseguro.com/. Information provided on our website is not part of this annual report and is not incorporated by reference herein.

We carry out our operations principally through our Brazilian operating company, PagSeguro Internet Instituição de Pagamento S.A. (or PagSeguro Brazil), a Brazilian sociedade por ações.
PagSeguro Brazil carries out most operations directly, and also has four wholly-owned or substantially wholly-owned subsidiaries: (i) RegistraSeguro S.A., or RegistraSeguro, organized in Brazil, is expected to operate as trade repository (registradora) once it becomes operational and authorized by the Brazilian Central Bank; (ii) Wirecard Brazil Instituição de Pagamento S.A. (formely Wirecard Brazil S.A.), or MOIP, organized in Brazil, which provides collection and registration information activities; (iii) PagSeguro Biva Securitizadora de Créditos Financeiros S.A., organized in Brazil, which provides services related to the acquisition and securitization of financial credit operations and the issuance of securities guaranteed by such credit; and (iv) Concil Inteligência em Conciliação S.A., organized in Brazil, which provides professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing and assignment of the right to use computer programs, and Concil Inteligência em Conciliação S.A. that became operational in December 2022. PagSeguro Brazil also holds a non-controlling interest in NetPOS Serviços de Informática S.A., an information technology company, which specializes in the development and licensing of software related to store front commercial automation and provides us with a set of solutions for our merchants to perform sales management, inventory control, financial reporting and tax issuing. In March 2019, October 2020 and August 2021, we acquired 10% of NetPOS, 100% of MOIP and 100% of Concil Inteligência em Conciliação S.A., respectively. We incorporated RegistraSeguro in October 2019.
PagSeg, is a holding company organized in Brazil and incorporated in July 2020, has six wholly-owned or substantially wholly-owned subsidiaries: (i) PagSeguro Tecnologia Ltda., organized in Brazil, which operates our online gaming and cross-border digital services across the globe; (ii) CDS Serviços Financeiros Ltda., organized in Brazil, which provides services as correspondent for financial institutions; (iii) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles the exploration and provides services of telecommunications in general; (iv) PagSeguro Biva Serviços Financeiros Ltda., organized in Brazil, which is a payment scheme owner which provides consulting and financial services; and (v) PagBank Holding, a company organized in Brazil. PagBank Holding has three wholly-owned subsidiaries: (a) Yamí Software & Inovação Ltda., organized in Brazil, which is a gateway specialized in split payments and provides a back-office platform for e-commerce and marketplace, assisting merchants, particularly with exchanges and returns, and is compatible with major e-commerce platforms in Brazil such as VTEX and Oracle; (b) Tilix Digital Ltda., organized in Brazil, which provides software development for payment solutions; (c) Zygo Serviços de Tecnologia S.A., organized in Brazil, which develops computer programs on request; and until October 2022, PagBank Holding held a non-controlling interest in Boletoflex Tecnologia e Serviços S.A., organized in Brazil. Such interest was sold by PagBank Holding to Boletoflex Tecnologia’s former shareholders in October 2022 .
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
In December 2022, PagSeguro Biva Correspondente Bancário Ltda. was incorporated into PagSeguro Biva Serviços Financeiros Ltda.
The chart below shows our corporate structure, including our wholly-owned and majority owned subsidiaries, as of the date of this annual report:

(*)	Including treasury shares and shares delivered under the LTIP and LTIP-Goals.
(**)	Refers to total capital; UOL directly holds 85.58% of our voting capital.
(***)	For more details on the subsidiaries, please refer to “Item 4. Information on the Company”, subtopic “Our History”.

Competition
The Brazilian payments industry is highly competitive and fast-changing. We compete in the online digital payments and financial services market and in the POS payments market.
In the online digital payments and POS payments market, we compete primarily with international payment services, and regional players. In the digital banking market, we compete primarily with regional players. Our business model differs from the model used by the incumbent Brazilian acquirers who generally offer their POS devices under long-term monthly rental contracts with pricing that works out to be more expensive than the monthly installments for the lending of our POS devices. These incumbent providers also target larger clients, since their business model results in more expensive products and services, while our primary target customers are currently micro-merchants and SMEs, who are underserved by incumbent payment providers and large financial institutions in Brazil.
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
Insurance
We have insurance policies with reputable insurers in amounts that our management considers to be sufficient to cover potential losses arising from events that may affect our assets, as well as for any damages that we may have to pay to third parties due to our business activities. We seek coverage against risks that are appropriate for our business activities and our scale, taking into account the nature of our business, the risks we are exposed to, market practices in our industry, and advice from our insurance consultants. We currently have the following insurance policies, which were contracted by our controlling shareholder, UOL, and list our company or our subsidiaries as co-beneficiaries, as applicable:
•insurance policy for coverage of damages to property, business interruption and lost profits, which expires on December 31, 2023 and has a coverage limit of R$108.2 million;
•cyber insurance, which expires on May 21, 2023 and has a coverage limit of R$30 million;
•D&O insurance, which expires on March 1, 2024 and has a coverage limit of R$134.4 million;
•warehouse and storage facility insurance policy, which expires on November 17, 2023 and has a coverage limit of R$87.5 million; and
•general liability insurance, which covers damage awards paid by us in connection with tort claims. This policy expires on December 31, 2023 and has a coverage limit of R$15 million.
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
Regulation
Regulation of the Payments Industry in Brazil
Our activities in Brazil are subject to Brazilian laws and regulations relating to the payments industry. Law No. 12,865/2013, which took effect on October 9, 2013, sets forth the first set of rules regulating the payments industry within the overall Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or SPB). This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).
Law No. 12,865/2013 also gave the Central Bank and the CMN powers to regulate entities involved in the payments industry, including those operating in digital environments. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening and managing of payment accounts, the transfer of funds to and from payment accounts, as well as the rendering of acquiring services, among others. After enactment of Law No. 12,865/2013, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Currently, the main rules of this framework consist of CMN Resolution No. 4,282/13, Central Bank Resolutions No. 80/21, 81/21, 96/21, 150/21, 264/22, 237/22 and Circular No. 3,978/20, among others.
Circular Nos. 3,885/18, 3,886/18 and 3,887/18, all issued on March 26, 2018, introduced several changes relevant to payment schemes and payment institutions. Such measures included, among others: (i) the introduction of a formal definition of sub-acquirers and determination of conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; and (ii) a cap on interchange fees in debit cards and maximum average interchange fee on total debit transaction volume. Circulars No. 3,885/18 and 3,886/18 have been replaced by Central Bank Resolutions No.80/21 and 150/21, respectively, as further detailed in this section.
The rules applicable to interchange fees provided by Circular No. 3,887/18 have also been subject to modification by the Central Bank by means of Resolution No. 246/22, which, in addition to the limits applicable to the interchange fee, also regulated the settlement periods applicable for debit and pre-paid cards. Previously, prepaid card issuers such as PagSeguro were not subject to any interchange fees, while debit card issuers were subject to an interchange fee at a maximum rate of 0.5%. The new rule maintains the maximum rate of 0.5% applicable to debit card issuers and introduces a maximum interchange rate of 0.7% applicable to prepaid card issuers. It also determines that debit and pre-paid card transactions abide by the same settlement period (deadline to making funds available to merchants). Resolution No. 246/22 will become effective on April 1, 2023
On April 8, 2021, the Central Bank published Resolution No. 85/21, which provides for the cybersecurity policy and requirements that payment institutions authorized to operate by the Central Bank must follow for contracting data processing and storage services as well as cloud based computing services. In addition to implementing such policy and requirements, the obligated payment institutions must also establish a plan of action and incident response. Payment institutions had until December 31, 2021 to be fully compliant with the cybersecurity rules provided by Resolution No. 85/201 (to which we have successfully adhered within the regulatory deadline). The cybersecurity policy and requirements set forth in Resolution No. 85/21 are in line with the requirements established by CMN Resolution No. 4,893, published on February 26, 2021, applicable to financial institutions and other entities authorized to operate by the Central Bank.

Payment institutions must also establish an ombudsman’s office, to be responsible for ensuring the compliance to the rules and regulations regarding consumer’s rights and to act as a communication channel between the payment institution and the users of their products and services, including as a mediator in conflicts. Pursuant to Resolution BCB No. 28, of January 28, 2020 (ombudsman regulation applicable specifically to payment institutions), the ombudsman is the last resource for unsolved issues by primary instances, such as any customer assistance channels available, and is also responsible for answering other demands forwarded by the Central Bank and other public institutions. Payment institutions must make the ombudsman’s office known to public, by the same means used to offer their products and services and must give full disclosure of the purpose of the ombudsman’s office and how it can be of service. Accessibility to the ombudsman’s office must be quick and user-friendly and customers and users should be able to contact it through a toll-free number.
Other important additional changes to the regulatory regime of the industry had been promoted by Circular No. 3,925/18: (i) open-loop payment scheme owners (such as Visa and Mastercard), directly or by means of the acquirers, were permitted to impose to sub-acquirers with whom they have a relationship disclosure and monitoring obligations as to their compliance with relevant rules and payment scheme own regulations; (ii) sub-acquirers that also offer pre-paid payment accounts may act as home institutions under a payment scheme; and (iii) interoperability between open-loop and closed loop payment schemes was expressly permitted. Such changes remain applicable under Resolution 150/21, which revoked Circular 3,925/18 and consolidated several rules regarding payment schemes. For more information, see “Payment Schemes” below.
PIX
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
Currently, the main rules governing Pix consists of Central Bank Resolution No. 1/2020, which introduced the Pix payment scheme and approved its regulation, and Central Bank Resolution No. 195/22, which governs the Instant Payments System (SPI). Participation in Pix is mandatory for financial institutions and payment institutions with more than 500 thousand active customer accounts, considering deposit accounts, savings accounts and prepaid payment accounts.
Security Mechanisms for Pix and other electronic means of payment
On September 23, 2021, the Central Bank issued Resolution No. 142, introducing security measures to be adopted by institutions under its regulation and supervision to prevent frauds in the provision of payment services, applicable to all electronic payment methods.
Among the obligations established by Central Bank Resolution No. 142/21, financial and payment institutions are required to limit the provision of payment services during the nightly period to a maximum amount per deposit or prepaid payment account, as applicable. This limit may be increased at client's request, upon formalization in the relevant electronic service channels, but the institution must establish a minimum period of 24 hours for the increase to take effect. Central Bank Resolution No. 142/21 required payment service providers to implement the new transaction limit by October 4, 2021.
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

Furthermore, on September 28, 2021, the Central Bank issued Resolution No. 147, which, in addition to detailing, within the scope of Pix, the measures established by Resolution No. 142/21, also set forth security mechanisms specific to Pix transactions, including the obligation of the receiving institution to perform fraud assessment of Pix transactions and precautionary blocking of funds. If necessary, in case of sufficient indications of fraud or because of operational failure in the systems of one of the participant institutions, the relevant funds may be reversed to the payer by means of the “Special Return Mechanism”. The Special Return Mechanism was implemented by the Central Bank by means of Resolution No. 3/21, which entered into effect on November 1, 2021.
Open Finance
Also aiming promoting competition, in May 2020 the Central Bank issued baseline regulations for open banking. Based on the model used in the United Kingdom, open banking in Brazil operates through application programming interfaces (API) and customers’ consent is always required before any data sharing.
Open banking has a four-stage implementation plan, as follows:
•Stage 1: public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions.
•Stage 2: sharing of customer record data and customer transactional data in connection with accounts, credit cards and credit transactions, among the participating institutions.
•Stage 3: beginning of Pix transactions by payment initiation service providers, as well as the gradual entry of other payment arrangements, and the forwarding of loan proposals.
•Stage 4: sharing of customer transactional data related to additional products, including the following: (i) insurance, open-end private pension and capitalization products; (ii) merchant acquiring services; (iii) foreign exchange transactions; and (iv) time deposit accounts and other investment products. Stage 4 implementation deadlines are still under discussion among the regulator and market participants.
Stages 1 and 2 were mandatory only for financial institutions belonging to segments S1 and S2 of the Brazilian financial system (which comprises major large banks), according to prudential segmentation rules set forth in Brazil (CMN Resolution 4,553/17). Institutions offering deposit accounts or payment accounts (such as PagSeguro Brazil), as well as payment initiation service providers, are mandatory participants in Stage 3, with respect to the sharing of payment initiation services. Banks that hire banking correspondents must also take part in Stage 3, with respect to the forwarding of loan proposals (which is the case of BancoSeguro). The main rules governing open banking are Joint Resolution No. 1/20 and Central Bank Circular No. 4,015/20 and further regulations may still be issued.
Foreign Exchange
In December 2021, Law No. 14,286, or the New Foreign Exchange Law was published and became effective one year counted from the date of its publication. It includes provisions relating to Brazilian capital abroad and foreign capital in the country. The main goals of the New Foreign Exchange Law are to liberalize the Brazilian foreign exchange market, which faces a lot of regulatory complexity as well as certain inconsistencies, modernize the system as well as increase innovation and competition.
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

The main aspects of the New Foreign Exchange Law are: (i) confirmation, from a legal perspective, that foreign exchange transactions of any amount may be carried out without limitation (provided they are carried out through entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the Central Bank to regulate the foreign exchange market and its operations; (iii) expansion of the international correspondence activity of Brazilian banks; (iv) implementing the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale transactions up to an amount of US$500, carried out between individuals on an occasional and non-professional basis to the provisions contained in the New Foreign Exchange Law; and (vi) granting of powers to the Central Bank to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply.
This new legislation also consolidates over 40 legal provisions that began to be edited about 100 years ago, with dispersed commands that total more than 400 articles. This new legislation is concise, with 29 articles and clear language, which will bring a greater level of legal certainty to the subjects it concerns. Additionally, the New Foreign Exchange Law encourages the reduction of operational and legal structures of foreign exchange market participants, with greater efficiency in the operations procedures and in the forwarding of information determined by the Central Bank.
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
The recently enacted rules allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means, as of July 1, 2023; (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name with a financial institution abroad or in an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without amount limitation, to also occur from the customers’ payment accounts held with financial institutions and other institutions authorized to operate by the Central Bank of Brazil or in payment institutions participating in the Pix; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad.
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
In addition, the new regulatory framework has (i) simplified the classification codes adopted in foreign exchange transactions by reducing the number of options available to that end; (ii) streamlined the registry procedures applicable to direct foreign investments in Brazil and the respective reporting requirements to the Central Bank; and (iii) established that a bank account or payment account held by foreigners shall receive equal regulatory treatments when compared to bank account held by account holders with residence or domicile in Brazil (except in certain specific cases).
The regulations of portfolio investments are expected to be issued by the Central Bank throughout 2023. The main regulation on the foreign exchange industry can be found in Resolution CMN 5,056/22, Resolution BCB 277/22, Resolution BCB 278/22, Resolution BCB 279/22, Resolution BCB 280/22 and Resolution BCB 281/22.

Segregate Net Equity
Moreover, Law No. 14,031/2020 provides guarantee mechanisms for the financial risks associated with the transfer and settlement of funds between the participants of open-loop payment schemes, particularly issuers and acquirers, to ensure that such funds are received by the merchants (final beneficiaries). Law No. 14,031/2020 was introduced to ensure that, in the event that an issuer or acquirer fails, the merchant receives the values arising from payment transactions carried out with payment cards. The concept of segregate net equity (patrimônio segregado) was introduced by Law No. 12,865/2013, when it created a protection against bankruptcy to the funds held in or that flow through payments accounts, setting forth that funds deposited in prepaid payment accounts are segregated from the payment institution’s own assets. Law No. 14,031/2020 expanded that concept to cover all the funds flowing between participants of an open-loop payment scheme. In addition, in order to enforce those legal requirements, the payment institution must hold all the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank or (ii) in federal government bonds registered with the SELIC. As of July 2023, balances held in this specific account with the Central Bank will be remunerated, as provided for by Central Bank Resolution No. 300/23.
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
In this context, the Central Bank has recently published a set of new rules defining the prudential regulation applicable to payment institutions. This set includes the Central Bank Resolutions No. 197, 198, 199, 200, 201 and 202, all of March 11, 2022.
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

The new requirements will be enforceable according to an implementation schedule. The new rules will come into effect as of July 2023, and full implementation will take place in January 2025. The Central Bank hopes that this will ensure sufficient time for institutions to adjust their internal controls and adjust their equity structure.
Payment Schemes
A payment scheme, for Brazilian regulatory purposes, is a set of rules and procedures governing certain payment services provided to the public with direct access by its end users (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme.
Not all the payment schemes are subject to the applicable regulation of the payment industry, including license requirements and supervision by the Central Bank. The regulatory framework imposes supervision only over payment schemes that are considered relevant and, thus, are part of the SPB. The requirements for such classification depend on certain features, as follows:
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
•Limited-purpose payment schemes are not considered as part of the SPB and, therefore, not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain Central Bank authorization. Limited-purpose payment schemes are those whose payment orders are: (i) accepted only at the network of merchants that clearly presents the same visual identity as the issuer, such as franchisees and other merchant licensed to use the issuer’s brand; (ii) intended for payment of specific public services, such as public transportation and public telecommunications; (iii) related to employee benefits established by law (such as meal vouchers) or (iv) issued and accepted exclusively in the scope of a closed-loop payment scheme and intended for payment of specific services as set forth by Central Bank by means of Central Bank Resolution No. 150/21.
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
As for issuers of post-paid payment instruments and acquirers, the requirement to obtain Central Bank authorization depends on certain features, such as the annual cash value of transactions handled by the payment institution. Issuers of post-paid payment instruments and acquirers below the relevant operational threshold can start operations and carry out payment activities immediately, provided that, in case of open-loop payment schemes, they have been granted with a license by the payment scheme owner. While operating below the relevant operational threshold, those payment institutions only need to comply with certain reporting requirements. Once the payment institutions reach the relevant operational thresholds, they need to file the authorization request, but the regulations determined that such entities continue rendering payment services while their applications are being analyzed by the Central Bank.
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

Recent regulations issued by the Central Bank tightened the rules applicable to issuers of electronic currency, requiring them to obtain Central Bank authorization before launching operations. Before this change, these issuers could operate without a license until reaching certain operational thresholds. The institutions already operating below the established thresholds shall seek authorization according to a predetermined schedule and all existing issuers of electronic currency must request authorization by December 2029.
As for payment transaction initiators, applicable regulations provide that they must obtain Central Bank authorization prior to providing payment initiation services. Any payment institution already licensed in another modality may operate as a payment transaction initiator, provided a 90-day prior notification is sent to the Central Bank.
A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities, and, once they become part of the SPB, as described above, they must comply with several requirements. The CMN and Central Bank regulations applicable to payment institutions that are part of the SPB cover a wide variety of issues, including: (i) homologation by the Central Bank of officers and directors; (ii) the transfer of corporate control requires prior approval of the Central Bank; (iii) minimum corporate capital and net equity; (iv) implementation of internal controls and procedures; (v) establishment of an ombudsman’s office; (vi) preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional—COSIF); (vii) implementation of operational, liquidity, market and credit risk management structures; (viii) anti-money laundering and know-your-client requirements; (ix) banking secrecy rules; (x) settlement of payment transactions arising under open-loop payment schemes at the centralized settlement system of the Brazilian Interbank Payments Clearinghouse (CIP); and (xi) administrative penalties for non-compliance, among others. Acquiring companies must as well integrate with an authorized registration entity in order to register all merchants’ receivables and settle transactions in accordance with the information provided in such entities’ systems.
The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are issuers of prepaid or post-paid instruments and used for carrying out each payment transaction.
In order to provide protection from bankruptcy, Law No. 12,865/2013 sets forth that funds deposited in prepaid payment accounts are considered segregate net equity (patrimônio segregado), i.e. such funds are segregated from the payment institution’s own assets. In addition, in order to enforce such legal provision, the payment institution must hold all of the funds deposited in the prepaid payment account in certain specified instruments, either: (i) in a specific account with the Central Bank or (ii) in federal government bonds registered with the SELIC, the Central Bank’s overnight rate. As of July 2023, balances held in this specific account with the Central Bank will be remunerated, as provided for by Central Bank Resolution No. 300/23. In this regard, PagSeguro Brazil’s activities as a payment institution issuer of electronic currency (prepaid account management) have 100% of all balances maintained in payment accounts invested in such instruments and protected from PagSeguro Brazil’s bankruptcy.
Changes in the Regulation of Credit Cards and Prepaid Payment Accounts
On May 19, 2021, the Central Bank issued Resolution No. 96/21 which amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts). The rule came into force on March 1, 2022, revoking Circular No. 3,680/13.
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
PagSeguro Brazil is also a payment scheme owner of a closed-loop payment scheme not forming part of the SPB, which relates to peer-to-peer transfers between accounts opened by our clients within the PagBank digital account, using our rules applying to the PagBank digital account and our brand. Since this payment scheme does not form part of the SPB it does not currently require Central Bank authorization; however, we are required to report certain operational information regarding this scheme to the Central Bank on an annual basis, such as the number of users and the annual cash value of our peer-to-peer transfer transactions.
PagSeguro Brazil also applied to the Central Bank in February 2019 for authorization to conduct activities as a payment institution issuer of post-paid payment instruments (credit cards) within third-party payment scheme. This authorization was formally approved on March 16, 2019.
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
For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessive for consumers. For transactions that do not form part of the Brazilian financial system, historically, the Brazilian Usury Law (Decree-Law No. 22,623/1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, capped interest rates at two times the interest rates applicable to the National Treasury (Fazenda Nacional), which is currently the SELIC interest rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Brazilian Usury Law). As a result, if the discount rate that we charge merchants for early payment of their receivables is considered to be “interest,” it would be capped at two times the SELIC interest rate. This limitation is mitigated by the FIDC that we use to finance our early payment of receivables feature.

BancoSeguro is a financial institution duly authorized by the Central Bank to perform banking operations in accordance with current regulation (such as CMN Resolution 4,970/21). It also holds a license from the CVM to provide securities custody services, which was obtained on February 22, 2021. On December 14, 2021, BancoSeguro was authorized by the Central Bank and received a license to operate in the foreign exchange market.
In March 2023, the Central Bank authorized PagInvest Pagbank to operate as a securities broker-dealer (corretora de títulos e valores mobiliários) in Brazil. The filing of a registration with the CVM is required for PagInvest Pagbank to commence its operations, and that registration is still pending. Our investment related activities in the securities market are currently carried out by BancoSeguro through our investment platform.
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
On June 7, 2021, Resolution No. 4,707/18 and Circular No. 3,924/18 have been replaced by Resolution No. 4,734/19 and Circular No. 3,952/19 (the latter subsequently replaced by Central Bank Resolution No. 264/22), which created new and definitive regulation in order to improve the rules regarding merchants’ credit operations guaranteed by receivables from payment arrangements and the prepayment and discount of such operations, increasing competition and thus reducing the cost of credit.
This new regulatory framework brought a number of relevant changes to operations involving credit and debit card receivables, including transactions for the early payment of such receivables by acquirers and subacquirers, which are subject to new procedures, as well as the assignment of these receivables to institutions that do not belong to the Brazilian National Financial System.
The general principle adopted by these new rules is that receivables from payment arrangements that are provided as collateral in credit operations or assigned in discount operations (desconto de recebíveis) must be registered in a centralized system operated by an entity authorized by the Central Bank. In this sense, Circular No. 3,952/19, replaced by Central Bank Resolution No. 264/22, introduced the requirement of a market infrastructure convention, which created a system allowing for the registration of these receivables as financial assets, interoperability, and the exchange of information between the registration systems and market participants.
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
Regulation of Banking Activities
In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed to BancoSeguro S.A. in February 2019), or BancoSeguro, through BS Holding, a holding company incorporated under PagSeguro Digital, whose sole purpose is to hold interest in financial institutions, as required by current banking regulations. BancoSeguro holds a multi-bank license to provide financial services, has commercial and investment bank portfolios, and is duly authorized by the Central Bank to perform banking operations in accordance with current regulation. On December 14, 2021, BancoSeguro was authorized by the Central Bank and received a license to operate in the foreign exchange market.
Banking activities in Brazil are governed by Law No. 4,595/1964, which created the CMN, responsible for, among others, regulating the establishment and operation of financial entities, and empowered the Central Bank to supervise public and private financial institutions and, when needed, apply the penalties set forth in the law and regulations to such institutions. The Central Bank also controls and approves the operation, transfer of control, and corporate reorganization of financial institutions, as well as the transfer of the location of its branches (in Brazil or abroad). CMN and the Central Bank created a vast regulatory framework regulating the National Financial System which may impact BancoSeguro’s operations and future products.
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
Securities Regulations
Multi-purpose banks with an investment banking portfolio (also known as investment banks), such as BancoSeguro, may, among other roles, provide securities distribution, intermediation and custody services, which are subject to Brazilian securities laws and regulations.
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
Multi-purpose banks with an investment banking portfolio are also regulated by CMN Resolution No. 5,046/22, which allows these entities to carry out, among others, the following activities in the capital markets: (i) participate in the processes of issuance, subscription for resale and distribution of securities; (ii) enter into securities purchase and sale transactions, for their own account or for the account of third parties; (iii) operate in commodities and futures exchanges, and in organized OTC markets, on its own or third-parties’ account; and (iv) coordinate reorganization and restructuring processes of companies and conglomerates, through consultancy services, equity interest and/or granting of funding or loans. Investment banks are also allowed to provide other services in the securities market, such as bookkeeping, custody, and management of third-parties’ assets, among others.
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
The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry.”
Environmental, Social and Governance (ESG)
Our mission is to disrupt and democratize access to financial services and payment solutions in Brazil, providing a simple, secure, affordable and digital ecosystem to merchants and consumers. Currently, millions of micro and small entrepreneurs (previously unbanked) and consumers use and benefit from our services. We offer our services in a simple, digital, mobile-first and cost-effective manner.
Our commitment to Environmental, Social and Governance (ESG) principles came from our engagement with both merchants and customers and is grounded in continuous innovation and the pursuit of shared value with our stakeholders. Over the years, we have made a significant positive impact on society, benefiting millions of people. We believe that by combining creativity and technology, we can promote more sustainable and diverse businesses and help reduce Brazil's vast social inequities.
In 2022, we released our second Sustainability Report and disclosed for the first time our Climate Change report on CDP and GHG Protocol Program based on our verified GHG inventories. We also became a carbon-neutral company by offsetting 100% of our Scope 1, Scope 2 and Scope 3 emissions for the years 2019, 2020, and 2021. In connection with financial inclusion, which we consider our natural calling, 40% of merchants joined the formal economy after subscribing to our services. With respect to human capital, we launched PagTalents, our internship program, with 50% of the positions being allocated to young and socio-economically vulnerable individuals, providing exclusive access to courses and trainings, and at the same time fostering the education for vulnerable communities and gender equality through our tech education programs, such as #ElasTech, Vai na Web and G10 Tech and many Financial Education initiatives.
Also in 2022, our ESG Committee began meeting on a regular and monthly basis with the participation of our main executive officers and board members, aiming to organize the ESG agenda and set up plans to provide improvement and transparency.

PagBank / PagSeguro has also received several recognitions and awards, and has entered into certain associations, which include:
◦We are a signatory of the United Nations Global Compact, the largest voluntary corporate sustainability initiative in the world;
◦We have been recognized and possess the Women on Board seal, an independent, non-profit initiative that recognizes companies that have at least two women on their board of directors. Currently, women comprise 50% of the composition of our board of directors;
◦We received the Gold Award for the years of 2021 and 2020 for our climate disclosure on the Brazil GHG Protocol Program; and
◦We received Score C (awareness level) on our first Climate Disclosure on CDP. Our mission is to disrupt and democratize access to financial services and payment solutions in Brazil, providing a simple, secure, affordable, and digital ecosystem to merchants and consumers. Currently, millions of micro and small entrepreneurs (previously unbanked) and consumers use and benefit from our services. We offer our services in a simple, digital, mobile-first and cost-effective manner.
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
Other Equipment
The majority of our equipment consists of POS devices, which made up 88.7% of our equipment costs in 2022. The rest of our equipment consists of data processing equipment, machinery, building leasing, facilities and furniture and fittings.
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
We actively pursue registration of our trademarks, copyrights, logos, service marks, trade dress and domain names. We have registered or applied for registration of trademarks with the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial, or INPI) including, among others, the trademarks and logos of “PagSeguro,”PagBank”, “Moderninha,” “Minizinha,” “PlugPag,” “PagInvest Pagbank,” “PedeFácil” and “PagVendas.” We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “moderninhax.com.br,” “moderninhaplus.com.br,” “moderninhapro2.com.br,” “moderninhasmart.com.br,” “minizinha.com.br,” “minizinhachip.com.br,” “minizinhanfc.com.br,” “boacompra.com.br,” “pagbank.com.br”, “pagbank.com”, “paginvest.com” and “paginvest.com.br”. We own or have the right to use all of the material intellectual property that we use.

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
Our Industry and Total Addressable Market
Micro-Merchants and SMEs Drive the Brazilian Economy
According to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Services (Receita Federal), there were 14.8 million micro-merchants (MEIs) in Brazil as of December 31, 2022. In addition, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais - RAIS), published by the Ministry of the Economy, as of December 31, 2021, there were 3.8 million SMEs. Additionally, according to IBGE’s PNAD, as of December 31, 2022, there were 18.6 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of 37.2 million formal and informal businesses. In addition, according to SEBRAE, the number of individual micro entrepreneurs in Brazil increased significantly, from 772 thousand in 2010 to 14.9 million in March 2023.
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

According to information from eMarketer, the mobile payments retail purchase volume in Brazil increased to US$30 billion in 2022 from US$1 billion in 2015, while in the United States, this volume was approximately US$432 billion in 2022. However, only 35% of the Brazilian population above age 15 reported making an online purchase online in 2021, compared to 75% in the United States and 64% in the United Kingdom, according to the World Bank’s most recent Global Findex database published in 2021.
Regarding retail e-commerce as a whole, sales volume in Brazil increased to US$49 billion in 2022 from US$10 billion in 2015 according to eMarketer. This means that the growth of e-commerce on mobile devices has been 6x faster than in retail general e-commerce, with m-commerce share in e-commerce growing from 10% to 60% between 2015 and 2022, according to eMarketer, creating new options for buyers and sellers and providing business opportunities for buyers and providers of digital deliveries.
The Structure of the Brazilian Financial Market Creates Significant Opportunities for Disruption
The structure of the Brazilian financial market creates significant opportunities for technology-driven disruptors, who seek to break up the highly concentrated supply of services, particularly when compared to more developed markets. The banking market is relatively concentrated for global standards. Retail banking leaders are local, with no global retail banking players around the world. In 2021, Brazil’s five largest financial institutions held 79.4% of financial assets, which makes it one of the world’s most concentrated markets according to the most recent World Bank’s Global Financial Development database published in 2021. Further showing this banking concentration, global banks, such as ABN/AMRO, Citibank and HSBC, have entered Brazil, only to later leave the market or reduce their local presence. In the same year, the United Kingdom and the United States had banking concentrations of 59.9% and 49.7%, respectively.

The use of payment cards also remains relatively low in Brazil compared to more developed markets. According to a report by ABECS, card payments accounted for 54% of Brazilian household consumption in the fourth quarter of 2022. In 2021, the same indicator for Brazil was 49%, compared with 53% in the United States, 70% in the United Kingdom and 71% in Australia, according to the most recent data made available by Red Book Statistics for Payments and Financial Market Infrastructures Statistics from the Bank of International Settlements (BIS), indicating the potential for further expansion and the growth already observed in just two years in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.
The World Bank’s most recent Global Findex database published in 2021 shows that banking penetration in Brazil also significantly lags behind more developed markets in terms of the percentage of the population that had a bank account, a credit card, or had made or received a digital payment.

Source:
(1)	The World Bank’s Global Financial Development database published in 2021.
(2)	The World Bank’s most recent Global Findex database published in 2021.

These lower penetration levels are amplified among the lower income classes in Brazil. According to data provided by the IBGE (PNAD), the Central Bank (CCS - Cadastro de Clientes do Sistema Financeiro) and internal estimates, 8 million Brazilians of working age (5% of all Brazilian adults) still did not have a bank or relationship bank account (unbanked) in December 2022. However, and more importantly, another estimated 27 million (15% of all Brazilian adults) have incomplete or inadequate access to financial services (underbanked), for example, only possess a savings accounts or basic bank packages for payroll or deposit accounts, totaling 35 million (20% of Brazilian adults) who are at most underbanked in Brazil, reinforcing the still existing potential for innovative digital banks to compete with incumbents.
Commerce Is Increasingly Digital and Mobile Worldwide
According to the International Telecommunications Union (ITU), an estimated 5.3 billion people, or 66% of the total global population, used the internet in 2022, compared with 2.4 billion people, or 34% of the total global population, in 2012.
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
Internet and Technology Pave the Way for Digitization of Financial Services
Brazil is a reference in global internet adoption. According to Statista, Brazil is the fifth largest country in terms of number of internet users (168 million people), with an 80% penetration of the Brazilian population, the third country in terms of time spent on the internet and the sixth largest country in terms of time spent on social media, according to the 2022 Global Digital Report from “We Are Social” and Hootsuite. According to ITU, Brazil’s ratio of cell phone numbers to inhabitants has surpassed one, with smartphone penetration reaching 67% of the Brazilian population (144 million people) in 2022 according to Newzoo’s Global Mobile Market Report, compared to 82% in the UK, 81% in the USA and 79% in Japan.
Increasing Significance of Digital Banking and Digital Banks in Brazil
The adoption of technology and focus on transparency, security and simplicity has transformed the consumer habits of the Brazilian population. According to the most recent research report prepared by Deloitte on behalf of the Brazilian Bank Federation (Federação Brasileira de Bancos), or Febraban, mobile banking increased 28% from 2020 to 2021, with 56% (67.1 billion) of all banking transactions (119.5 billion) in 2021 conducted on cell phones or tablets. Moreover, seven out of ten transactions are digital (conducted through mobile and internet banking). Consequently, banks have been reducing their overall number of branches as a response to the digitization of banking, with bank managers and clerks mainly focusing on advising clients and services with greater complexity. According to Febraban and the Central Bank, as of 2021, there were 18.3 thousand bank branches in Brazil, compared to 21.8 thousand bank branches as of 2017.
The traditional financial system has been falling short of meeting expectations of different and complementary social and economic profiles. According to the World Bank’s most recent Global Findex database published in 2021, 38% of bill payments made in Brazil were paid in cash.
According to the World Bank’s most recent Global Findex database published in 2021, approximately 7% of the Brazilian working age population received wages in cash only, corresponding to approximately 12 million Brazilian adults or 23% of the formal and informal sector employees that did not received wages through a financial institution. Also, 38% of the Brazilian adults who paid utility bills made the utility payment using cash only, according to the World Bank’s Global Findex 2021.

According to the World Bank’s most recent Global Findex database published in 2017, the main reasons hindering Brazil’s unbanked population from opening bank accounts is the combination of high fees associated with such services, insufficient funds and the long distance to physical branches, with such reasons being mentioned by 67%, 63% and 33% of the unbanked population, respectively.
Clients of traditional banks also complain about high fees and spreads, limited product offerings and the level of poor customer service provided in return. According to results reported by Brazil’s five largest banks, the financial institutions’ annual revenues derived from services increased 27% from 2016 to 2022, while checking account fees charged to individuals and legal entities increased 15% during the same period.
In fact, according to a survey conducted in 2021 by the Brazilian Institute for Consumer Defense (Instituto Brasileiro de Defesa do Consumidor), the tariff packages charged by the five largest banks in Brazil have registered a significant increase recently. The most requested services, such as withdrawals, deposits and transfers, had increased between 9% and 25% above the inflation rates observed between 2020 and 2021.
The increasing adoption of digital banks in Brazil is expected to continue as a strong trend, rendering numerous advantages such as the reduction in operational costs, maximized revenues due to increased customer attraction and retention, and new technologies and advancements in the regulatory framework. Brazilians have been responding well to this adoption as, according to the most recent Global Digital Banking Index Report published by Accenture and N26 in 2021, 44% of Brazilians already had a digital-only bank account in 2020. According to this most recent version of the study, Brazil not only had the second-highest number of digital-only bank customers in 2020, but also had the second-fastest-growing market (73% between 2018 and 2020). Moreover, trust was also a very important driver of consumer acceptance of digital banking, with Brazil leading this category, with over 78% of digital-only bank customers stating that they trusted digital banks with their data.
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
•operate as a full acquirer; and
•operate as a cross-border PSP.
Our end-to-end digital ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in December 2022, 52% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their free PagBank digital accounts, without the need for a bank account. Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 40 payment methods and thirteen cash-out options including bill payments, top up prepaid mobile phone, several partnerships available in PagBank app such as Uber, iFood, Playstation, Xbox, among others, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our free PagBank digital account serves both consumers and merchants.
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
Increased use of credit and debit cards and expanded digital payments network
The results of our operations depend to a significant degree on the use of credit and debit cards to make digital payments in Brazil. According to ABECS, credit, debit and prepaid cards transactions accounted for 54% of household consumption in 4Q2022 in Brazil, totaling R$ 3.3 trillion. Credit, debit and prepaid card transaction volume in Brazil has increased at a compound annual growth rate of 18% from 2016 to 2022 according to ABECS, in which 63% of the transactions volume corresponds to credit card transactions and 30% corresponds to debit card transactions. According to ABECS estimates, 2023 is expected to have between R$ 3.7 and R$ 3.9 trillion in card volume, representing an increase of 14% to 18%.
According to ABECS, online purchases made up only 33% of the total credit card transactions volume in Brazil in 2022, an increase of 4%, from 29% in 2019, illustrating the potential for expansion of online payments in Brazil.
Our results of operations depend in part on consumers’ widespread acceptance and use of the internet as a way to conduct commerce and financial transactions. E-commerce is also underpenetrated compared to e-commerce levels in more developed economies. In Brazil, e-commerce totaled approximately R$250 billion in 2022 and accounted for 10.5% (an increase from 5.2% in 2019) of the R$2.5 trillion in retail sales for the year, compared to 19.3% worldwide in 2022, according to eMarketer. Purchases made through mobile devices (m-commerce) reached approximately R$150 billion and accounted for 61% (from 39% in 2019) of all online (e-commerce) retail sales in Brazil in 2022.
Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be always self-sufficient.
Further afield, Latin America’s retail industry proved resilient amid two years of market volatility. By the end of last year, retail sales were well on their way to a full recovery from 2020, and healthy increases are expected to be seen, with Brazil and Mexico leading the charge, according to eMarketer, as they were the first two Latin American countries where retail spending has recovered to pre-pandemic levels. Retail e-commerce sales in Latin America are expected to grow at a double-digit annual rate until 2026, according to eMarketer, although it is expected that there will be a more challenging short-term path for retailers because of economic headwinds, like persistent high inflation rates and rising interest rates.
In 2022, considering the worldwide economy, “Total Retail Sales” increased 6.9%, “Retail E-commerce Sales” grew 7.1% and “Retail M-commerce Sales” grew 9.1%. In its turn, in Latin America, “Total Retail Sales” increased 11.8%, “Retail E-commerce Sales” grew 19.5% and “Retail M-commerce Sales” grew 25.5%

In addition, according to eMarketer’s Latin America Mobile Payment Users report, proximity payment penetration in Brazil reached 25% of Smartphone Users in 2022. This is higher than the penetration rate in Mexico (16%). According to eMarketer, Brazil had 27 million proximity payment users in 2022, representing a 92% increase from the 14 million proximity payment users observed in 2019.
Furthermore, according to data from The Global Payments Report 2023 by Worldpay from FIS, released in March 2023, consumer use of credit cards remains strong, while sources of credit are diversifying and they are increasingly paying via credit card funded digital wallets, BNPL and POS financing offered by banks, fintechs and merchants. For Latin American countries, they expect that digital wallets will increase from 21% to 28% of e-commerce payment volumes by 2026, almost reaching the share of credit cards (which will decrease from 35% to 29%). Globally, digital wallets are extending their omnichannel dominance, being already the leading payment method and remaining among the fastest growing methods. The projections are that digital wallets will increase from 49% to 54% of global e-commerce payment volumes by 2026 with decline in credit cards (from 20% to 16%) and debit cards (from 12% to 10%). Nevertheless, digital wallets and credit and debit cards will still account for 80% of e-commerce global spend by 2026. Buy Now, Pay Later (BNPL) is expected to gradually keep gaining market share, from 5% in 2022 to 6% by 2026, according to FIS Worldpay.
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
Consumer adoption of our products and services
Many of our products and services reach consumers directly. Our escrow period service for consumer protection and mediation services make e-commerce safer for consumers. Our complete and free of charge digital banking solutions is an attractive alternative for consumers who do not have bank accounts or are underserved by traditional banking institutions, with such consumers already representing almost half of the PagBank active customer base. We have made significant investments in the development of these consumer-facing products and services, and our ability to grow our consumer network going forward will be important for strengthening our ecosystem and driving our growth.

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
Inflation
Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates are 11.30%, as of March 2022 considering the accumulated inflation for the last 12 months, and were 10.06%, 4.52%, 4.31% and 3.75% in 2021, 2020, 2019 and 2018, respectively., while the SELIC interest rate, the Central Bank’s overnight rate, reached a high point of 14.25% p.a. in 2016, before a series of rate reductions in 2017, bringing the SELIC interest rate down to 7.00% p.a. as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC interest rate to 6.75% p.a. on February 7, 2018, and further reduced it to 6.50% p.a. on March 21, 2018. In 2019, the COPOM reduced the SELIC interest rate further to 4.5% p.a. As of December 31, 2020, the SELIC interest rate was 2.0% p.a. The Central Bank gradually raised the SELIC interest rate in 2021, accelerating the pace of interest rate spikes reaching 9.25% p.a. at the end of 2021. In early 2022, the COPOM raised interest rates again, reaching 11.75% p.a. in April 2022 and raised the interest rates again on May 4, 2022 and June 15, 2022 to 12.75% p.a. and 13.25% p.a., respectively. On August 3, 2022, the COPOM increased the interest rate to 13.75% p.a. and has not revised this rate as of the date hereof. For more information, see “Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”

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
According to the SEBRAE report published in 2021 (“Pesquisa SEBRAE Uso da Maquininha”), 56% of small entrepreneurs in Brazil have POS devices, of which PagSeguro holds the market leadership with 34% of these POS devices. According to the same report, PagSeguro is the leader among MEIs, with 37%, surpassing the other four competitors combined. Furthermore, according to the same report, 60% of entrepreneurs are served by only one acquiring company. This illustrates the potential for us to provide additional financial services in this segment, which is underserved by the banking sector. We believe that a significant portion of this underserved sector is due to the number of unbanked and underbanked people, who constitute one of the main target sectors for us.
According to data provided by the IBGE (PNAD), the Central Bank (CCS - Cadastro de Clientes do Sistema Financeiro) and internal estimates, 8 million Brazilians of working age (5% of all Brazilian adults) still did not have a bank or relationship bank account (unbanked) in December 2022. However, and more importantly, another estimated 27 million (15% of all Brazilian adults) have incomplete or inadequate access to financial services (underbanked), for example, and only possess a savings accounts or basic bank packages for payroll or deposit accounts, totaling 35 million (20% of Brazilian adults) who are at most underbanked in Brazil, reinforcing the still existing potential for innovative digital banks to compete with incumbents.
The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Years Ended
	December 31,
	2022	2021	2020	2019	2018
Real growth (contraction) in gross domestic product	2.9%	5.0%	(3.9)%	1.2%	1.8%
Inflation (IGP-M)(1)	5.6%	17.8%	23.1%	7.3%	7.6%
Inflation (IPCA)(2)	5.8%	10.1%	4.5%	4.3%	3.8%
Long-term interest rates – TJLP (average)(3)	6.8%	4.8%	4.5%	6.2%	6.7%
CDI interest rate (average)(4)	12.5%	4.5%	2.8%	5.9%	6.5%
LIBOR(5)	3.4%	0.3%	0.7%	2.4%	2.8%
Period-end exchange rate—reais per US$1.00	5.28	5.57	5.20	4.03	3.88
Average exchange rate—reais per US$1.00(6)	5.17	5.40	5.16	3.95	3.95
Change in average exchange rate of the real vs. US$	4.3%	(4.6)%	(30.8)%	(7.9)%	(14.5)%
Average unemployment rate(7)	9.3%	13.2%	13.8%	12.0%	12.4%

Source: FGV, IBGE, Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.
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
In addition, as a result of the COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 3.3% in GDP. In 2021, Brazil recorded a 5.0% GDP growth driven by the economy reopening of many of the economic sectors. As of January 2023, according to the IMF, Brazil’s GDP growth rate for 2023 is expected to be 1.2%. For more information on risks relating to COVID-19, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
Our business has grown rapidly, driven by new clients and increased TPV, with our Total Revenue and Income increasing to R$ 15,334.9 million in 2022 from R$ 10,448.7 million in 2021 and R$ 6,814.7 million in 2020. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among micro-merchants, SMEs and individuals without bank accounts or underserved by traditional banking institutions.
Effects of the COVID-19 pandemic
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
In March 2020, at the beginning of the COVID-19 pandemic, the financial markets presented greater liquidity restrictions and a higher cost for raising funds. In response to this scenario, we increased our liquidity reserves to levels sufficient to conclude the first half of 2020 without risking our working capital and restricting transactions for advances or credit to clients. In the second half of 2020, we observed a recovery requiring stronger working capital, especially due to the share that receivables’ advances has in our business model. We have diversified the sources from which we raise funds and were able to reduce the share of each such source to mitigate risks from market volatility. The increases in the SELIC interest rate over the recent years and its upward trend add to the challenges to our working capital arising from the COVID-19 pandemic and reinforces our need to diversify our funding sources.
Seasonality
For information regarding our seasonality, see “Item 4. Information on the Company—Seasonality.”
ITEM 5C.     RESEARCH AND DEVELOPMENT, PATENT AND LICENCES
For more information on our research and development and intellectual property, see “Item 4. Information on the Company—Product Development and Technology”, and “Item 4. Information on the Company—Intellectual Property.”

ITEM 5D.    TREND INFORMATION
We believe that demand for our products and services will remain strong in coming years, since our addressable market remains significant. We believe that this market opportunity will continue to fuel volume growth in our business, supported by increasing levels of penetration and usage of credit cards among the Brazilian population and the introduction of new products and services. However, our results are subject to uncertainties related to the Brazilian economic and political outlook and the ongoing war in Ukraine and its impact on global markets and international relations.
Furthermore, after the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 suffered a contraction of 3.3% in GDP. At the end of 2020 and especially during the beginning of 2021, government stimulus packages, credit growth, and the gradual reopening of the retail and services industries allowed the economy to recover, which intensified at the end of 2021, after the successful vaccination campaign against COVID-19, leading to GDP growth of 5.0% in 2021. In 2022, Brazil recorded GDP growth of 2.9%, despite of showing signs of economic deceleration in the second half of the year. As of January 2023, according to the IMF, Brazil's GDP growth rate for 2023 is expected to be 1.2%.
At this time, we have not faced any material impairment of our assets and we do not believe we will not be able to continue as a going concern for at least the next 12 months based on our current liquidity and current working capital levels.
By the end of 2022, official data on the COVID-19 pandemic pointed to relatively stable indicators in Brazil. After a sharp increase in cases in the first quarter of 2022 (associated with the Omicron variant), which provoked some partial shutdowns and localized isolation. Throughout 2022, there was a sharp drop in the average of infections recorded throughout the year and the number of deaths remained under control throughout the period, as a result of the successful vaccination campaign observed since 2021. This allowed face-to-face activities and social events to resume in the second half of the year at a pace practically similar to the scenario before the pandemic.
As for the indicators of the COVID-19 pandemic in the rest of the world, the evolution took place in a similar way, except for a stronger increase in cases on certain occasions in Europe and Japan in the third quarter of 2022, but also with the number of deaths controlled and much lower than the death tolls observed in 2020 and 2021.
Recently, China has become the focus regarding COVID-19, with the number of cases and deaths vastly increasing after two years of extremely strict lockdown (which has already been partially reversed). With the change in posture of the Chinese government and the end of lockdowns in the fourth quarter of 2022 and the first quarter of 2023, on the one hand, a concern will persist regarding the spread of new variants in other countries, but, on the other hand, the economic reopening in the country may help the resilience of the economic activity observed in emerging countries, benefiting Brazil.
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
New Accounting Pronouncements Effective for Periods Beginning On or After January 1, 2022
Certain IFRS accounting pronouncements became effective for periods beginning on or after January 1, 2022. The nature and effect of these changes did not have material impacts on our audited consolidated financial statements. For further information, see Note 2.21 and Note 2.22 to our audited consolidated financial statements.
Accounting Pronouncements Issued but Not yet Effective
As of the date of our audited consolidated financial statements, the following new and amended accounting standards and interpretations had been issued, but were not yet effective. We intend to adopt these new and amended accounting standards and interpretations, if applicable, when they become effective.

In May 2017, the IASB issued IFRS 17, which replaces IFRS 4. This new standard requires a current measurement model through which estimates are remeasured in each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin, or CSM, representing the unearned profit of the contract which is recognized as revenue over the coverage period.
The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. This choice likely reflects how insurers account for their financial assets under IFRS 9. An optional, simplified premium allocation approach is permitted for the liability of the remaining coverage for short duration contracts, which are often written by non-life insurers.
There is a modification of the general measurement model called the “variable fee approach” for certain contracts written by life insurers in which policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. Therefore, the results of insurers under this model are likely to be less volatile than under the general model.
Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain results to investors and other parties when applying IFRS 17. The amendments also deferred the application date of IFRS 17 to 1 January 2023, and on such date IFRS 17 replaced IFRS 4. The group does not expect the new IFRS to materially impact its results of operations.
The following list explains amendments that became effective on January 1, 2023:
•Amendment to IAS 1 - “Presentation of Financial Statements”: issued in May 2020, with the objective of clarifying that liabilities that are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (e.g. receipt of a waiver or breach of covenant). The amendments also clarify what “settlement” of a liability refers to under IAS 1. The group does not expect this new amendment to materially impact its results of operations.
•Amendment to IAS 1 and “IFRS Practice Statement 2 - Disclosure of Accounting Policies”: issued in February 2021 this new amendment to IAS 1 focuses on disclosure of “material” accounting policies rather than “significant” accounting policies. The amendment defines what “material accounting policy information” is and explains how to identify it. It also clarifies the point that immaterial accounting policy information does not need to be disclosed, but if disclosed, it should not obscure any relevant accounting information. To support this change, the IASB also amended the “IFRS Practice Statement 2 Making Materiality Judgments” to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The group does not expect the new amendment to materially impact its results of operations.
•Amendment to IAS 8 - “Accounting Policies, Change in Estimate and Error Rectification”: issued in February 2021, this amendment clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, given the fact that changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. The group does not expect the new amendment to materially impact its results of operations.
•Amendment to IAS 12 - “Income Taxes”: issued in May 2021, this amendment requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. The group does not expect the new amendment to materially impact its results of operations.
Principal Components of Our Results of Operations
The following is a summary of the items comprising our statements of income:

Total revenue and income
Our Total revenue and income consists of the total of our Revenue from transaction activities and other services, Financial income and Other financial income.
Revenues
We generate revenues from transaction activities and other services. In each case, our revenues consist of gross revenues less deductions from those revenues.
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
Our membership fee arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. We currently offer the Minizinha NFC for a price of 12 monthly installments of R$1.90, the Minizinha Chip 3 (which we launched in July 2019) for a price of 12 monthly installments of only R$6.90, the Moderninha Plus for a price of 12 monthly installments of R$13.90, the Moderninha Pro 2 (which we launched in December 2019) for 12 monthly installments of R$18.90, the Moderninha Smart (which we launched in October 2018) for 12 monthly installments of R$24.90, and the Moderninha X (which we launched in October 2019) for a price of 12 monthly installments of only R$23.90. Prior to the introduction of this membership fee, we recognized revenue from the sale to merchants of our POS devices under Revenue from sales, as discussed under “—Revenue from sales” below.
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
Cost of Sales and Services
Our Cost of sales and services represents the amounts that make up the cost of the services and devices we offer. These amounts are divided into Transaction costs, Marketing and advertising, Personnel expenses, Financial expenses, Chargebacks, Depreciation and amortization and Other costs. For further information on these costs, see Note 24 to our audited consolidated financial statements.
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
•Chargebacks consist of transaction losses arising from chargebacks related to fraudulent transactions, which occurs, principally in online transactions, when a consumer makes a purchase via credit card and then requests a chargeback from the issuing bank after receiving the goods or services purchased and expected credit losses related to our credit products. All of our Chargeback expenses are accounted for within our Selling expenses.
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
Financial Expenses
Our Financial expenses include the charges we incur to obtain early payment of note receivables owed to us by card issuers and acquirers in order to finance the early payment of receivables feature that we offer merchants and interest related to deposits and bank accounts of our clients. Variations in our Financial expenses are driven by Brazilian interest rates, which determine the cost of most of our financing, together with changes in the mix of the financing we use for our early payment of receivables feature.
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
Other Income (Expenses), Net
Our Other income (expenses), net line item consists mainly of contingencies, impairment of assets mainly related to POS, charges and miscellaneous income or expense items.
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
For a discussion of our results of operations for the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Results of Operations in 2021 and 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 2, 2022.

Results of Operations in 2022 and 2021

	For the Years Ended December 31,
	2022	Percent Change	2021
	(in millions of reais, with the exception of percentages and per-share amounts)
Revenue from transaction activities and other services	8,906.4	31.3%	6,784.8
Financial income	6,252.7	77.9%	3,514.4
Other financial income	175.8	17.6%	149.5
Total revenue and income	15,334.9	46.8%	10,448.7
Cost of sales and services	(7,470.9)	29.3%	(5,775.9)
Selling expenses	(1,946.1)	27.7%	(1,523.9)
Administrative expenses	(668.7)	(23.8)%	(877.6)
Financial expenses	(3,151.6)	298.6%	(790.6)
Other income (expenses), net	(338.4)	(4735.6)%	7.3
Operating profit before income taxes	1,759.3	18.2%	1,488.0
Current income tax and social contribution	(60.7)	(49.3)%	(119.8)
Deferred income tax and social contribution	(193.8)	(4.0)%	(201.9)
Income Tax and Social Contribution	(254.5)	(20.9)%	(321.7)
Net Income for the Year	1,504.8	29.0%	1,166.3
Attributable to:
Equity holders of the parent	1,504.8	29.0%	1,166.1
Non-controlling interests	—	(100.0)%	0.2
Basic earnings per share attributable to equity holders of the parent – R$	4.6002	30.3%	3.5303
Diluted earnings per share attributable to equity holders of the parent – R$	4.5705	30.2%	3.5105
Total revenue and income
Our Total revenue and income amounted to R$15,334.9 million in 2022, an increase of 46.8% from R$10,448.7 million in 2021. This increase was primarily due to an increase in our TPV and will be detailed in each revenue and income lines described below.
Revenue from transaction activities and other services
Our Revenue from transaction activities and other services in 2022 amounted to R$8,906.4 million, an increase of R$2,121.6 million, or 31.3%, from R$6,784.8 million in 2021, as a result of the factors described below.
Our Gross revenue from transaction activities and other services in 2022 amounted to R$10,047.7 million, an increase of R$2,473.0 million, or 32.6%, from R$7,574.7 million in 2021.
The increase in Gross revenue from transaction activities and other services during 2022 compared to 2021 was mainly due to an increase of 58.9% in our TPV. Our Gross revenue from transaction activities and other services increased by a lesser percentage than our TPV, which increased to R$731.4 billion from R$456.1 billion in 2021. This difference in the growth rate was driven by the increase of TPV generated by PagBank, free of charge and therefore do not generate revenue.
Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$1,141.2 million in 2022, or 11.4% of our Gross revenue from transaction activities and other services for the year. In 2021, Deductions from gross revenue from transaction activities and other services, totaled R$789.9 million, or 10.4% of our Gross revenue from transaction activities and other services for the year. The R$351.3 million, or 44.5%, increase in these Deductions from gross revenue in 2022 when compared to 2021 was due to our higher TPV.

Financial income
Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$6,252.7 million in 2022, an increase of R$2,738.3 million, or 77.9%, from R$3,514.4 million in 2021. The increase in this activity in 2022 compared to 2021 was driven by higher TPV and mix of processed debit and credit card payments containing a higher percentage of credit card transactions made in installments in 2022 compared to 2021 and our repricing efforts which occurred in 2022.
Other financial income
Our Other financial income amounted to R$175.8 million in 2022, an increase of R$26.3 million, or 17.6%, from R$149.5 million in 2021. The increase of R$26.3 million in our Other financial income in 2022 was due to the increased income interest on cash and cash equivalents and financial investments as a result of the higher Brazilian basic interest rate (SELIC) compared to the prevailing SELIC interest rate in 2021. This increase was offset by an increase in deductions made which resulted from new taxation legislation imposed by the Central Bank’s Resolution No. 33 of October 29, 2020, which became effective in January 2022 and consisted of fund revenue recognition to financial assets resulting from the charge of a 4.65% tax, compared to 0.00% charged previously.
Expenses
Our total expenses amounted to R$13,575.6 million in 2022, an increase of R$4,614.9 million, or 51.5%, from R$8,960.7 million in 2021. As a percentage of our Total revenue and income, our total expenses in 2022 increased by 2.8 percentage points, to 88.5% in 2022 from 85.8% in 2021.
Cost of sales and services
Our Cost of sales and services amounted to R$7,470.9 million in 2022, an increase of R$1,695.0 million, or 29.3%, from R$5,775.9 million in 2021. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services decreased by 1.2 percentage points, to 83.9% in 2022 from 85.1% in 2021.
i)    Interchange fees paid to card issuers in 2022 reached R$4,505.3 million, an increase of R$1,461.7 million, from R$3,043.6 million in 2021; and
ii)    Card scheme fees in 2022 totaled R$882.1 million, an increase of R$228.9 million, from R$653.2 million presented in 2021.
The increases in items above are mainly related to a higher TPV and, consequently, to the increased revenues from transactions and other services.
Selling expenses
Our Selling expenses amounted to R$1,946.1 million in 2022 an increase of R$422.2 million, or 27.7%, from R$1,523.9 million in 2021. As a percentage of our Total revenue and income, our Selling expenses decreased by 1.9%, to 12.7% in 2022 from 14.6% in 2021. This decrease in our Selling expenses as a percentage of our Total revenue and income was driven by the decrease in marketing expenses and a decrease in the volume of chargebacks related to TPV.
Administrative expenses
Our Administrative expenses amounted to R$668.7 million in 2022, a decrease of R$208.9 million, or 23.8%, from R$877.6 million in 2021. This decrease was mainly due to the reduction of expenses related to payroll. As a percentage of our Total revenue and income our Administrative expenses decreased by 4.0%, to 4.4% in 2022 from 8.4% in 2021.
Financial expenses
Our Financial expenses amounted to R$3,151.6 million in 2022, an increase of R$2,361.0 million, or 298.6%, from R$790.6 million in 2021. The increase in our Financial expenses is mainly driven by TPV increased rapidly from 2021, impacting our working capital needs related to advances of merchants’ receivables. Our Certificates of Deposit and bank accounts expenses also increased from 2021, due to the increase in the Brazilian interest rate (SELIC) and higher number of PagBank active users.

Other income (expenses), net
Our Other income (expenses), net, recorded expenses of R$338.4 million in 2022, compared to revenues of R$7.3 million in 2021. This variation is mainly due to (i) a provision of R$199.9 million related to POS devices made in 2022, (ii) software disposals of R$40.2 million made in 2022, (iii) impairments of R$12.6 million related to our investment in BoletoFlex made in 2022, and (iv) the decision of the Brazilian Supreme Court in the proceeding related to ICMS, that was beneficial to us and for this reason, we reversed the provision in 2021 regarding this proceeding in the amount of R$29.1 million.
Profit before income taxes
Our Profit before income taxes amounted to R$1,759.3 million in 2022, an increase of R$271.3 million, or 18.2%, from R$1,488.0 million in 2021.
Income tax and social contribution
Income tax and social contribution amounted to expenses of R$254.5 million in 2022, a decrease of R$67.2 million, or 20.9%, from expenses of R$321.7 million in 2021. This total item consists of Current income tax and social contribution and deferred income tax and social contribution. Our total effective tax rate was 14.5% in 2022, compared to 21.6% in 2021. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the tax benefit under the Lei do Bem, which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary. Additionally, in 2022 we experienced additional effects related to income tax abroad due to certain entities or investment funds adopting different taxation regimes in accordance with the applicable rules in their respective jurisdictions.
Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis.
Net income for the year
Our Net income for the year in 2022 amounted R$1,504.8 million in 2022, an increase of R$338.5 million, or 29.0%, from R$1,166.3 million in 2021. As a percentage of our Total revenue and income, our Net income for the year decreased by 1.3 percentage points, to 9.8% in 2022 compared with 11.2% in 2021.
Liquidity and Capital Resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our liquidity and capital resources for the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Cash Flows in 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 2, 2022.
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

The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2022	2021	2020
Liquidity and Capital Resources
Cash and cash equivalents	1,829.1	1,794.4	1,640.1
Net cash provided by operating activities	3,549.0	898.0	2,152.7
Net cash used in investing activities	(2,184.5)	(1,470.9)	(1,861.5)
Net cash provided by (used in) financing activities	(1,329.7)	727.2	(55.1)
Our cash and cash equivalents, which are held in reais, include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value. For more information, see Note 6 to our audited consolidated financial statements.
Cash Flows
Our Net Cash provided by operating activities consists of: (i) our Profit before income taxes for the year; (ii) amounts that are recorded as expenses or revenues in our statement of income but which do not affect cash; (iii) amounts representing changes in our operating assets and liabilities; (iv) the cash amounts of income taxes and social contributions that we pay during the period; and (v) the cash amounts of interest income received (paid).
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
Cash Flows in 2022
Our Cash and cash equivalents at the year ended December 31, 2022 amounted to R$1,829.1 million.
Our Profit before income taxes for the year ended December 31, 2022 was R$1,759.3 million.
The adjustments for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2022 but which did not affect our cash flows totaled the positive amount of R$3,171.5 million, mainly due to R$127.4 million of Share-based long-term incentive plan (LTIP) expenses, R$984.5 million in total losses, R$1,130.7 million of Depreciation and amortization recorded in our statement of income, R$270.9 million in loss on disposal of property, intangible assets and investments and R$592.1 million of interest accrued of financial assets and liabilities. LTIP expenses relate to equity awards under our LTIP, total losses relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud and delinquency on unsecured loans and expected credit losses related to our credit products.

The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2022 amounted to a negative cash flow of R$3,998.4 million:
•Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$36,994.1 million at December 31, 2022, compared to R$23,657.4 million at December 31, 2021) excluding interest income received in cash and total losses, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$17,853.7 million in the year ended December 31, 2022.
•Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current and non current Liabilities on our balance sheet (R$18,072.9 million at December 31, 2022, compared to R$13,217.2 million at December 31, 2021). Payables to third parties represented a positive cash flow of R$4,847.6 million in the year ended December 31, 2022.
•Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item excluding interest paid, which are presented separately in the statement of cash flows (R$593.9 million at December 31, 2022, compared to R$543.6 million on December 31, 2021). Receivables from (payables to) related parties represented a positive cash flow of R$9.8 million in the year ended December 31, 2022.
•Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented a positive cash flow of R$33.1 million in the year ended December 31, 2022.
•Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$449.1 million at December 31, 2022, compared to R$578.0 million at December 31, 2021). Trade payables represented a negative cash flow of R$133.8 million in the year ended December 31, 2022.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$25.8 million in the year ended December 31, 2022.
•Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by the Central Bank. This item represented a negative cash flow of R$157.4 million in the year ended December 31, 2022.
•Our Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented positive cash flow of R$154.3 million in the year ended December 31, 2022, mainly related to withholding taxes from FIDC quotas redeemed in 2022.
•Our deposits item consists of issued certificates of deposit, excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$9,006.0 million in the year ended December 31, 2022.
We paid income tax and social contribution in cash totaling R$89.9 million and recorded a positive cash flow of R$2,706.4 million related to interest income received (paid) in cash in 2022.
As a result of the above, our Net Cash provided by operating activities in the year ended December 31, 2022 totaled R$3,549.0 million.
Our Cash flows used in investing activities in the year ended December 31, 2022 totaled R$2,184.5 million. This amount consisted of R$1,040.3 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$1,096.1 million in purchases of property and equipment, mainly related to POS device purchases and negative cash flow of R$48.1 million related to the acquisition of financial investments.

Our Cash flows used in financing activities in the year ended December 31, 2022 totaled R$1,329.7 million, principally related to our new, payments and interest of borrowings in the amount of R$1,020.1 million along with R$291.4 million that we spent on the repurchase of shares to be held in treasury.
After considering the total increase in Cash and cash equivalents of R$34.7 million in 2022, as discussed above, our Cash and cash equivalents at December 31, 2022 amounted to R$1,829.1 million.
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
Our Cash flows provided by financing activities in the year ended December 31, 2021 totaled R$727.2 million, principally related to our borrowing in the amount of R$1,012.1 million along with R$258.0 million that we spent on the repurchase of shares to be held in treasury.
After considering the total increase in Cash and cash equivalents of R$154.3 million in 2021, as discussed above, our Cash and cash equivalents at December 31, 2021 amounted to R$1,794.4 million.
Loans and Financings
In November 2021, the PagSeguro Group entered into a US$180 million borrowing agreement with maturity in one year from the execution date. On the date of execution, the foreign exchange rate was R$ 5.6227 per US dollar, totaling this borrowing to R$1,012 million on such date. Interest was paid at the maturity of the borrowing, together with the amounts relating to the settlement such borrowing. Concurrently with this borrowing, we entered into derivative financial instruments with the specific objective of hedging our exposure under this agreement from fluctuations in the US dollar exchange rate. In November 2022, the PagSeguro Group liquidated its borrowing in the total amount of R$1,143 million, which includes amounts related to principal, interests, taxes and the total settlement of the aforementioned financial instruments.
In February 2022, the PagSeguro Group entered into a R$250 million borrowing agreement with maturity in three months from the execution date, bearing interest at 112% of CDI, and with payment intended to occur in a single installment on the maturity date. In May 2022, the borrowing agreement was amended to extend the maturity date for an additional three months and eventually this borrowing was repaid in August 2022. We paid the principal amount of R$250 million and interest payments of R$7.0 million and R$8.3 million were paid in May 2022 and August 2022, respectively.
We had no third-party borrowings at December 31, 2020. For further information on our financing activities, see Note 19 to our audited consolidated financial statements.

Commitments and Contractual Obligations
Our contractual obligations at December 31, 2022 consisted of obligations to purchase POS devices and deposits obligations as follows:

	At December 31, 2022
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)
POS device purchases	860.3	-	-	-	860.3
Deposits obligations	10,100.6	1,894.7	-	-	11,995.3
Total	10,960.9	1,894.7	-	-	12,855.6
Off-Balance Sheet Arrangements
Other than the POS contractual obligations shown above, we do not have any off-balance sheet arrangements.
For a discussion of off-balance sheet arrangements for the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 2, 2022.
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
Provision for contingencies
The PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.
Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate expected credit losses. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment. For loans and credit card receivables with the clients, the provision rates are based on exposure at default, probability of default and loss given default.
Impairment of goodwill
Management’s judgment must be exercised especially in forecasting cash generating unit’s cash flows, computation of the weighted average cost of capital, estimation of inflation and long-term growth rate based on estimated gross domestic product used when calculating the value in the use of the cash generating unit.

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
Our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017, Luis Frias and Eduardo Alcaro were appointed on December 18, 2017, Cleveland Prates Teixeira was appointed on December 18, 2018, effective January 1, 2019, Marcia Nogueira de Mello was appointed on March 16, 2020, and Maria Carolina Ferreira Lacerda was appointed on January 2, 2023 . All current members of our board of directors have been appointed to serve for an indefinite period.
We do not have any service contracts with our executive directors that provide benefits upon termination of employment.
In 2020, we were recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on our board of directors.
The table below sets forth certain information of the current members of our board of directors:

Name	Title	Date of Birth
Luis Frias	Chairman	April 6, 1963
Eduardo Alcaro	Vice Chairman	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Maria Carolina Ferreira Lacerda*	Director	August 21, 1972
Cleveland Prates Teixeira*	Director	August 15, 1966
Marcia Nogueira de Mello*	Director	March 14, 1965

*	Independent according to SEC and NYSE rules.
The following is a brief summary of the business experience of our current directors. Unless otherwise indicated, the current business address for our directors is Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil.
Luis Frias. Mr. Frias has been the member of our board of directors since December 18, 2017. He is currently the Chairman of our board of directors since January 8, 2018. He joined Grupo Folha in 1981 and was its principal executive officer from 1989 to 2019, and he is currently the Publisher of Grupo Folha. In 1996, he founded UOL, a pioneering Brazilian internet company. As founder, he has expanded UOL’s business, through organic growth and dozens of acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP).
Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors since December 18, 2017 and has held a number of executive officer positions over the course of 2021, including Chief Business Development Officer (from which he resigned on October 8, 2021) and Chief Financial Officer, Investor Relations Officer and Chief Accounting Officer (from which he resigned on

May 18, 2021). He is currently the Vice Chairman of our board of directors since June 2, 2021. He was also Chief Financial Officer of the UOL group and Officer of the Folha Group from 2011 until October 2021. He is currently the Chief Financial Officer of UOL Edtech. He holds a bachelor’s degree in business administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo. Before joining our group, Mr. Alcaro held several positions, including Finance Vice President at Walmart Brazil from 2008 to 2011, Financial Planning and Investors Relations Director at Walmart USA from 2006 to 2008, Mergers & Acquisitions Director at Walmart International from 2003 to 2006, Finance Manager at Walmart Brazil from 1997 to 2003 and Auditor at PricewaterhouseCoopers from 1992 to 1997.

Maria Judith de Brito. Mrs. de Brito has been a member of our board of directors since July 19, 2017. She has also been Vice President of corporate areas of the UOL group and was the Vice Chairman of UOL’s board of directors. She has worked for Grupo Folha since 1990, and is the current Principal Executive Officer of Grupo Folha. She holds a bachelor’s degree in public administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo and a master’s degree in political science from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Mrs. de Brito was a professor of the undergraduate course in Business Administration at the Getulio Vargas Foundation from 1986 to 1990, and professor of the graduate program in journalism at ESPM (Escola Superior de Propaganda e Marketing) from 2011 to 2013. She was president of the National Newspaper Association (Associação Nacional de Jornais) from 2008 to 2012.
Maria Carolina Ferreira Lacerda. Ms. Lacerda has been a member of our board of directors since January 2, 2023. Ms. Lacerda also serves on our audit committee as a member and the audit committee financial expert. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career. Ms. Lacerda is currently an independent member of the board of directors and a coordinator of the audit, risk and related parties committee at China Three Gorges Brasil, one of the largest clean energy companies in the world. Since 2021, Ms. Lacerda has been an independent member of the board of directors at IHS Towers, a telecom infrastructure provider in Africa, the Middle East, and Latin America, and at Rumo S.A., a Brazilian logistics company. Ms. Lacerda also acts as an independent board member and audit committee member of Hypera Pharma, the largest pharmaceutical company in Brazil since 2016. Ms. Lacerda has held various other senior management positions, including, among others: member of the board of directors and chair of the audit committee at Vibra Energia (former privatized BR Distribuidora) between 2019 and 2022; member of the board of directors of ANBIMA, CNF and the Listing Chamber at BM&FBovespa in Brazil between 2012 and 2016. She has also held senior roles in various investment banks, including: Managing Director (head of Investment Banking Brazil) at UBS Investment Bank from 2011 to 2015; Investment Banking Managing Director at UNIBANCO from 2008 to 2009; Investment Banking Managing Director at Deutsche Bank in Brazil in 2009; Investment Banking Director at Merrill Lynch, Inc. in Brazil and New York from 1999 to 2008; and Corporate Finance Analyst at Bear, Stearns & Company, Inc. in New York from 1996 to 1997. Ms. Lacerda holds an MBA degree in finance from Columbia Business School (USA), and a BA degree in economics from the University of São Paulo (Brazil).
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
Audit Committee
Our board of directors has established an audit committee. Members will serve on this committee until the earliest of: (i) the moment they cease to be a director; (ii) their resignation; or (iii) as otherwise determined by our board of directors. Our audit committee currently consists of three members, including Marcia Nogueira Mello, Maria Carolina Lacerda and Cleveland Prates Teixeira. All of our audit committee members satisfy the “independence” requirements of the NYSE rules and meet the independence standards under Rule 10A-3 under the Exchange Act. All of our audit committee members satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.
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
Executive Committee
Our board of directors has dissolved its executive committee.

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
The table below shows our current executive officers:

Name	Title	Date of Birth
Ricardo Dutra da Silva	Principal Executive Officer	December 1, 1975
Alexandre Magnani	Chief Executive Officer	November 10, 1970
Artur Schunck	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer	June 11, 1979
The following is a brief summary of the business experience of our current executive officers. The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01451-001 São Paulo, SP, Brazil.
Ricardo Dutra da Silva. Mr. Dutra has been our Principal Executive Officer since January 2, 2023. Mr. Dutra served as a member of our board of directors from December 18, 2017 until January 2, 2023. He was one of our executive officers from December 18, 2017 until October 8, 2021, and he was our Chief Executive Officer from October 8, 2021 until October 10, 2022. He has acted as the Chief Executive Officer of PagSeguro Brazil and was also Chief Executive Officer of UOL Digital Content and Products from March 2016 until August 2019. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as Country Manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV) in São Paulo, and a full-time MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.

Alexandre Magnani. Mr. Magnani has been Chief Executive Officer since January 10, 2022. He has been working at PagSeguro since January 2015, acting as the Director of the company’s Sales and International Financial Services, including leadership in sales, acquiring business and e-commerce, among other areas. Before joining PagSeguro, Mr. Magnani worked for nearly 15 years at Mastercard International, leading their Latin American regional new business development and retailer issuer’s initiatives. Prior to that, he spent over five years for Redecard and Credicard in Brazil. Mr. Magnani holds a bachelor’s degree and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas –FGV) in São Paulo, Brazil.
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
The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2022 was R$ 21.4 million. This includes benefits paid in kind and variable compensation.
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
Since the beginning of the LTIP Goals until March 31, 2023, a total of 2,303,850 Class A common shares were delivered to certain members of our management, without cash consideration.

We expect that all of our directors, except for our independent directors mentioned above, will be named beneficiaries under the LTIP-Goals.
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
At March 31, 2023, a total of 5,513,266 Class A common shares were delivered without cash consideration to certain members of our management who are beneficiaries under the LTIP, upon closing of our IPO and in the following months.
Our independent directors are not beneficiaries under the LTIP.
If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be delivered, but the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his non-vested portion will be cancelled.

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
Share Ownership
The total number of common shares owned by our management as of March 2023 was 7,817,116 Class A common shares (including treasury shares). Except for Luis Frias, no member of our management beneficially owns one percent or more of our common shares.
Our Team
We believe that our team is one of PagSeguro’s most important asset. Our highly experienced management team has extensive experience in all areas of the Brazilian payments market, with in-depth knowledge of online payments, retail, financial services, technology, payment processing, in-person electronic payments, acquiring and card issuance. Together, this management experience covers all of our customers’ needs, allowing us to plan the future of PagSeguro.
Our culture reflects UOL’s innovation-driven focus, instilling in our professionals a passion for customers and merchants and motivating them to provide next-generation payment capabilities in Brazil. At December 31, 2022, our total team consisted of 8,778 people, including 1,555 employees plus outsourced staff, and 10 employees under BCPS, the rest of our team is located in Brazil. At December 31, 2022, our employees had an average age of 34,6 years, 75.8% of whom held a bachelor’s degree or higher and 40.6% of whom were women, with 30.3% of our employees specializing in products and engineering. We also offer a long-term motivation plan for key professionals and apply meritocratic methods to engage all our professionals, recognize their value and keep them motivated. The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations. We regularly evaluate the allocation of our employees to the categories of activity indicated in the following table and, in certain instances, we have made corresponding updates to the breakdowns for the periods presented.

	As of December 31,
	2022	2021	2020
Products and Engineering	2,187	2,080	1,556
Commercial, Marketing and Operations	4,639	4,304	2,820
Administrative	397	367	235
Total	7,223	6,751	4,611
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

We seek to attract and train the best professionals in the market. We seek to motivate our employees to provide next-generation payment capabilities through a corporate results-sharing plan for all employees and a long-term motivation plan for key professionals. Our corporate results-sharing plan includes salary multiples in general of two for coordinators, three for managers, 3.5 for general managers, 4.1 or more for directors and one for other employees, due to the market shortage Products and Engineering might be eligible to higher multiples of salary for each level, and is based on annual targets for metrics such as free cash flow, net income, revenues, working capital, EBT, active merchants and TPV. Through the LTIP-Goals, part or all of a beneficiary’s award under our corporate results-sharing plan may be paid in Class A common shares. See “Long-Term Incentive Plan-Goals” and “—Long-Term Incentive Plan.” We believe that we offer competitive compensation packages and a dynamic culture, and have therefore been able to attract and retain qualified personnel and a stable management team. We also offer our employees medical and dental insurance, life insurance, meal voucher cards and a retirement savings plan, among other benefits. In a 2017 survey carried out by the website LinkedIn, UOL was named as the second best place to work in Brazil. We are aware, however, that our continued success will depend on our ability to continue to attract and retain these qualified professionals. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.”
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
Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL (our controlling shareholder and parent company), our major shareholders and members of our management, as a single group, as of December 31, 2022.
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
The percentages of beneficial ownership in the table below are based on 209,148,718 outstanding Class A common shares (including treasury shares) and 120,459,508 outstanding Class B common shares. As of December 31, 2022, approximately 57% of our Class A common shares (including treasury shares) were held of record by 180 record holders in the United States, and 0.0% of our Class B common shares were held of record in the United States.

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

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Name	Shares	%	Share	%
Universo Online S.A.(2)	799,804	0.38%	120,459,508	100%	85.59%
Capital World Investors(3)	24,528,462	11.73%	-	-	1.74%
FMR LLC(4)	20,205,336	9.66%	-	-	1.43%
Sylebra Capital Limited(5)	12,851,840	6.14%	-	-	0.91%
Treasury	5,331,600	2.55%	-	-	-
Management	6,545,423	3.13%	-	-	0.46%
Others	138,886,253	66.41%	-	-	9.86%
Total	209,148,718	100.0%	120,459,508	100%	100.0%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. UOL as holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one (1) vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights.”
(2)	Consists of shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(3)	Consists of shares beneficially owned by Capital World Investors ("CWI"), a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." CWI is deemed to be the beneficial owner of 24,528,462 shares or 11.7% of outstanding shares. The address for CWI is 333 South Hope Street, 55th FL, Los Angeles, California 90071.
(4)	Consists of shares beneficially owned by Fidelity Management and Research Management Company LLC or FMR LLC, through FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research Company LLC. As of December 31, 2022, the firm may be deemed to be the beneficial owner of 20,205,336 shares or 9.66% of outstanding shares. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(5)	Consists of shares beneficially owned by Sylebra Capital Limited by virtue of its position as the investment manager to Sylebra Capital Masters Fund, or SCP MF, Sylebra Capital Parc Master Fund, or PARC MF and other advisory clients. As of December 31, 2022, the firm may be deemed to be the beneficial owner of 12,851,840 shares or 6.14% of outstanding shares. The address for Sylebra Capital Limited is 28 Hennessy Road, 20th FL, Wan Chai, Hong Kong.
On July 15, 2020, UOL reached agreements for the exit of certain of UOL’s minority shareholders. On November 23, 2021, UOL purchased 50,000 Class A common shares. In connection with the private transaction, the UOL minority shareholders involved received from UOL at closing, and in exchange for their shares of UOL, a total of 21,316,000 of our Class A common shares (following conversion of Class B common shares into Class A common shares). Following such transaction, UOL continued to be our controlling shareholder with 39.04% of total outstanding share capital and 86.43% of voting power.
In September 2022, UOL reached an agreement for the exit of UOL’s minority shareholder, BTG Pactual Principal Investments Fundo em Participações Multiestratégia. In connection with the private transaction, such minority shareholder received from UOL in exchange for its shares in UOL, a total of 7,960,215 Class A common shares of PagSeguro Digital (following a conversion of Class B common shares then held by UOL to Class A common shares), subject to a resale restriction of a six-month lock-up period. Following such transaction, UOL continued to be PagSeguro Digital’s controlling shareholder, with 36.55% of the total outstanding share capital and 85.41% of voting power.
There is currently no shareholders’ agreement in place.

Related Party Transactions
The total amount of costs and expenses incurred by PagSeguro Digital for shared services and sales of services provided by UOL and other affiliated companies in the year ended December 31, 2022 was R$395.6 million, representing 2.9% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services, sales of services and deposits provided by affiliated companies during the year, 57.0% were provided by UOL, 34.6% were provided by Compasso, 4.0% were provided by UOL Edtech and 4.4% where provided by other related parties. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2022 for an amount of R$4.0 million. For more information, see Note 10 to our audited consolidated financial statements.
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
PagSeguro Tecnologia and UOL are party to an agreement under which UOL provides services related to software for PagSeguro Tecnologia’s business on substantially the same terms.
Software Development and Implementation Services Agreement
PagSeguro Brazil and Compasso Techonogia Ltda., or Compasso, a subsidiary of DigitalServices, are party to a software development and implementation services agreement under which Compasso provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an application-programming interface (API) system.
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

DigitalServices/Compasso Agreements
Cloud Services Agreement
PagSeguro Brazil is party to certain agreements with DigitalServices.UOL S.A., (formerly called DigitalServices) under which DigitalServices resells cloud services provided by Microsoft Ireland Operations Limited, or Microsoft, Google Cloud Brasil Computação e Serviços de Dados Ltda., or Google, and by Amazon AWS Servicos Brasil Ltda or AWS to PagSeguro Brazil, through technical and commercial proposals. On December 1, 2019, DigitalServices assigned these resale agreements to Compass UOL S.A., or COSA, which in turn began providing these services to PagSeguro Brasil,. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support and information technology infrastructure services. PagSeguro Brazil may manage its data through online access or specific software provided by AWS, Microsoft, Google and COSA, as resellers of the services, are not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.
UOL Cloud Agreement
PagSeguro Brazil and Digital Services are party to an agreement pursuant to which Digital Services provides PagSeguro Brazil with information technology infrastructure services and access to the VMWare and the VirtuStream virtual .Under this agreement, Digital Services also provides PagSeguro with virtual computational resources and services for the creation and use of a processing environment, data storage and provision of internet access.
Hosting Agreement
PagSeguro Brazil and Digital Services are party to a hosting agreement under which Digital Services provides data storage services to PagSeguro Brazil through a series of technical, commercial and business proposals. These services include the lease of equipment, software licenses and assignment of information technology infrastructure to PagSeguro Brazil. In addition, under technical proposal OPT-17-21638 related to the hosting agreement, Digital Services also provides PagSeguro Brazil with payment methods monitoring and invoice issuing services and under technical proposal OPTs 18/25482 and 19/26811, Digital Services provides PagSeguro Brazil with services related to the monitoring and response to possible cyberattacks.
Telecommunications Services Agreement
PagSeguro Brazil and Digital Services are party to an agreement under which Digital Services provides telecommunication services, through a series of technical, commercial and business proposals, that allow PagSeguro Brazil to establish a point-to-point network connection (Lan to Lan). Digital Services also provides support and maintenance of certain telecommunications equipment.
Internet Security Agreements
PagSeguro Brasil is part of an agreement with Digital Services, under which Digital Services provides internet security services against denial of service attacks (DOS attacks) that may affect the technological infrastructure of PagSeguro Brasil or online services. This service uses technology to prevent and mitigate these attacks through behavioral analysis of the data flowing through the PagSeguro Brasil network. Payments under this agreement were made monthly in fixed amounts previously agreed between the parties. On December 1, 2019, Digital Services assigned this agreement to UD Tecnologia. In April 2020, UD Tecnologia was sold to Digital Colony, which is not a related party and used the assets of UD Tecnologia to establish Scala Data Centers.
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
The amounts we had accrued in our financial statements as of December 31, 2022 for all types of legal proceedings for which we believe a loss is probable were R$ 60.6 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Digital.”
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil, labor and tax proceedings. As of December 31, 2022, we had judicial deposits in an aggregate amount of R$ 376.1 million.
Civil Proceedings
The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.
As of December 31, 2022, we were party to approximately 12,826 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON. As of December 31, 2022, we had recorded R$26.4 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for the withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution.
As of December 31, 2022, we were party to two civil lawsuits involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. As of December 31, 2022, we had judicial deposits for civil proceedings in an aggregate amount of R$5.7 million.
Labor Proceedings
As of December 31, 2022, we were party to approximately 284 labor-related judicial and administrative proceedings for which we recorded a provision of R$45.8 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities. As of December 31, 2022, we had judicial deposits for labor proceedings in an aggregate amount of R$11.6 million.
We are not a party to any labor lawsuits involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.

Tax and Social Security Proceedings
As of December 31, 2022, we were party to approximately 123 tax related judicial and administrative proceedings classified by legal advisors as possible losses, which involved an aggregate amount of R$630,469 million and for which no provision has been recorded. In general, the tax proceedings involve discussions with the Brazil’s Internal Revenue Services (Receita Federal), States and Municipalities.
Among these proceedings, on October 15, 2021, PagSeguro Internet was assessed by Brazil’s Internal Revenue Services (Receita Federal), for not collecting financial transaction tax, or IOF tax credit, which is applicable to credit transactions of any nature, including intercompany loans. The amount of this assessment totaled R$267.0 million in December 2022 (R$239.8 million in December 2021). Brazil’s Internal Revenue Service claims that PagSeguro Internet entered into loan agreements with companies within the same corporate group and therefore the IOF tax credit should have been collected. PagSeguro Internet has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions, which would be subject to the IOF tax credit. The group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF tax credit. The chances of loss in connection with this proceeding has been determined as possible.
For more information, see Note 18 of our audited consolidated financial statements.
Dividend Policy
For our policy on dividend distributions, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
ITEM 9.    THE OFFER AND LISTING
The Offer
Not applicable.
Plan of Distribution
Not applicable.
Trading Markets and Listing Details
Our Class A common shares are listed on the NYSE under the ticker symbol “PAGS.” Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. As of December 31, 2022, the Class A common shares represented 63.45% of our shares and 100% of our current global public float.
If your shares are registered in the name of The Depository Trust Company, or DTC, you are not a shareholder or member of the company. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares.
On January 28, 2021, Banco B3 announced that it had established an unsponsored program for Brazilian Depositary Receipts representing our Class A common shares, or Class A BDRs, each representing 1/5 of a Class A common share. The Class A BDRs have been listed on the B3 since February 1, 2021, and they trade under the ticker symbol “PAGS34.” The Class A BDR program was noted as the first BDR program for the US-listed shares of a primarily Brazilian operating company. The Class A BDR program is unsponsored, meaning that we did not establish and do not administer it, nor have we taken any steps to register the Class A common shares or the Class A BDRs with the CVM. If you hold Class A BDRs, you are not a shareholder or member of the company, and you must rely on the procedures established by the depositary or other BDR administrator to exercise any rights of a holder of the Class A common shares. The average daily trading volume of our Class A BDRs between January 1, 2022 and December 31, 2022 was 32,341, representing approximately 0.015% of our total share capital.
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
Pursuant to PagSeguro Digital’s Articles of Association, general meetings of shareholders are to be chaired by the chairman or in his absence the vice chairman (if any) of our board of directors. If the chairman or in his absence the vice chairman (if any) of our board of directors is absent or not present within fifteen minutes after the time appointed for holding the meeting, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman, vice chairman (if any) nor another director is present at the general meeting within fifteen minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
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
PagSeguro Digital’s directors are Luis Frias, Eduardo Alcaro, Maria Judith de Brito, Maria Carolina Ferreira Lacerda, Cleveland Prates Teixeira and Marcia Nogueira de Mello. Mr. Teixeira, Ms. Mello and Ms. Lacerda are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE.
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
Under Cayman Islands law, PagSeguro Digital must keep a register of shareholders that includes:
•the names and addresses of the shareholders, a statement of the class and number of shares held by each member, distinguish each share by its number (if such share has a number) and whether such shares carry voting rights, and of the amount paid or agreed to be considered as paid, on the shares of each member;
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
Dissolution; Winding Up; Restructuring
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
Under the Companies Act, a company may present a petition to the Court for the appointment of a restructuring officer on grounds that (i) the company is (or is likely) to become unable to pay its debts and (ii) intends to present a compromise or arrangement to its creditors (or classes thereof). The Companies Act allows a petition to be presented by a company acting by its directors, without a resolution of its shareholders or an express power in its articles of association.
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
You may request a copy of our SEC filings, at no cost, by contacting us at our investor relations office at Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A, São Paulo, SP, 01451-001, Brazil. Our investor relations office can be reached at +55 11 3914-9524.
Subsidiary Information
Not applicable.
Common Shares Eligible for Future Sale
As of March 31, 2023, PagSeguro Digital had 209,148,718 Class A common shares (including treasury shares), par value of US$0.000025 per share, issued and outstanding, and 120,459,508 Class B common shares, par value of US$0.000025 per share, issued and outstanding.

Annual Report to Security Holders

Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks: foreign exchange risk, interest rate risk, fraud risk (chargebacks), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. See Note 26 to our audited consolidated financial statements.
Among the main market risk factors that may affect the PagSeguro business are the following:
Foreign Exchange Risk
Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.
The Company’s risk is mainly related to POS purchases, PagSeguro Tecnologia, BCPS, PSGP Mexico, PagSeguro Colombia, PagSeguro Chile and PagSeguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. For further details, see Note 26 of our financial statements, where a sensitivity analysis of the interest rate risks is presented as of December 31, 2022.
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
No credit limits were exceeded in 2022, 2021 or 2020. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.
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
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, including our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer as of December 31, 2022. Based on this evaluation, our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were adequate and effective.

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
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.
Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2022. This report appears on page F-3 of this annual report.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    RESERVED
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
At our board meeting held on January 8, 2018, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. On January 30, 2022, we held a board meeting and deliberated about the resignation of Noemia Gushiken from her position as an independent director as the audit committee financial expert, both of which became effective as of January 2, 2023. At the same board meeting, the board appointed Maria Carolina Ferreira Lacerda to replace Noemia Gushiken as an independent director, as well as the audit committee financial expert, both also becoming effective as of January 2, 2023. Our board of directors has determined that Maria Carolina Ferreira Lacerda qualifies as an “audit committee financial expert” as defined for the purposes of this Item 16A in Item 16 of Form 20-F. Maria Carolina Ferreira Lacerda is an “independent director” within the meaning of the SEC rules. For more information, see “Item 6. Directors, Senior Management and Employees—Audit Committee.”

ITEM 16B.    CODE OF ETHICS
We consider ethics to be an essential value for our reputation and longevity. PagSeguro Digital, including all of our employees, is subject to UOL’s Code of Ethics and Conduct and UOL’s Code of Ethics and Conduct – Mobbing and Sexual Harassment, which we refer to, together with UOL’s Code of Ethics and Conduct, as the Code of Ethics. We will report each year under Item 16B of our annual report on Form 20-F any waivers of the Code of Ethics, in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics governs all relations between companies in the UOL group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society). A copy of the Code of Ethics has been filed with this annual report.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2022 and 2021. Our independent accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2022 and December 31, 2021.

	Year ended December 31,
	2022	2021
	(in thousands of reais)
Audit fees(1)	5,994.6	5,201.8
Total	5,994.6	5,201.8

(1)
“Audit Fees” include fees for: (i) the audit of our annual consolidated financial statements for the years ended December 31, 2022 and 2021 prepared in accordance with IFRS, as issued by the IASB; (ii) the review of our interim financial statements for the three-month periods ended March 31, 2022 and 2021, for the six-month periods ended June 30, 2022 and 2021 and for the nine-month periods ended September 30, 2022 and 2021.

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

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased	Average Price Paid Per Class A Common Share (R$)(2)(3)	Total Number of Class A Common Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program(1) (US$, in millions)
January 2022	670,477	139.73	3,422,897	163.6
February 2022	0		3,422,897	163.6
March 2022	0		3,422,897	163.6
April 2022	0		3,422,897	163.6
May 2022	0		3,422,897	163.6
June 2022	0		3,422,897	163.6
July 2022	1,707,350	57.54	5,130,247	145.5
August 2022	0		5,130,247	145.5
September 2022	0		5,130,247	145.5
October 2022	0		5,130,247	145.5
November 2022	1,671,240	52.47	6,801,487	128.9
December 2022	231,560	51.58	7,033,047	126.6

(1)	Our share repurchase program, which was adopted in October 2018 authorized the repurchase in an aggregate amount of up to US$250 million with no fixed expiration date.
(2)	Not including brokerage fees.
(3)
For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a weighted average rate of R$ 5.69 to US$1.00 at January 2022, R$ 5.42 at July 2022, R$ 5.27 at November 2022 and R$ 5.20 at December 2022 as reported by the Central Bank . These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.

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

Majority of Independent Directors
The NYSE rules applicable to U.S. companies require a majority of the board of directors to be comprised of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. This is not required by the laws of the Cayman Islands. While our directors meet the qualification requirements of Cayman corporate law, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Currently, three of our directors, Maria Carolina Ferreira Lacerda, Marcia Nogueira Mello and Cleveland Prates Teixeira, are independent.
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

4.5†
English translation of 10th Addendum to the Agreement for the Supply of Equipment, dated as of July 20, 2021, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A. (incorporated by reference to Exhibit 4.5 of Form 20-F filed on May 2, 2022).

4.6†
English translation of 11th Addendum to the Agreement for the Supply of Equipment, dated as of March 18, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A. (incorporated by reference to Exhibit 4.6 of Form 20-F filed on May 2, 2022).

4.7†
English translation of 12th Addendum to the Agreement for the Supply of Equipment, dated as of May 16, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A.

4.8†
English translation of 13th Addendum to the Agreement for the Supply of Equipment, dated as of May 23, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A.

4.9†
English translation of 14th Addendum to the Agreement for the Supply of Equipment, dated as of September 27, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A.

4.10†
English translation of 15th Addendum to the Agreement for the Supply of Equipment, dated as of October 25, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A.

4.11†
English translation of 16th Addendum to the Agreement for the Supply of Equipment, dated as of August 22, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A.

4.12†
English translation of 17th Addendum to the Agreement for the Supply of Equipment, dated as of December 29, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda.,PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A.

4.13†*
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

4.14†
Amendment and Restatement to the Supplement to the License Agreement, dated as of October 7, 2020, between MasterCard International Incorporated and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.15 of Form 20-F filed on April 27, 2021).

4.15†
English Translation of Incentive Agreement for Optimization of the debit card base, dated December 1, 2021, between Mastercard and PagSeguro (incorporated by reference to Exhibit 4.18 of Form 20-F filed on May 2, 2022).

4.16†	English Translation of the First Amendment to the Incentive Agreement for Optimization of the debit card base, dated November 1, 2022, between Mastercard and PagSeguro.

4.17†*
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

4.18†*
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

4.19*
Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.20*
First Amendment to the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 16, 2019).

4.21*
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

4.22
English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.23	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).

4.24
English translation of the Long-Term Incentive Plan – Goals (LTIP-Goals) – PagSeguro Internet S.A., dated as of December 18, 2018 and ratified on August 7, 2019, February 21, 2020 and January 19, 2021., (incorporated by reference to Exhibit 4.23 of Form 20-F filed on April 27, 2021).

4.25†
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

4.26†
English translation of the 25th Amendment to the Software Development and Implantation Services Agreement, dated as of September 6, 2022, between PagSeguro Internet S.A. and Compasso Uol Tecnologia Ltda. (formerly known as Compasso Tecnologia Ltda.).

4.27†
English translation of the 26th Amendment to the Software Development and Implantation Services Agreement, dated as of September 16, 2022, between PagSeguro Internet S.A. and Compasso Uol Tecnologia Ltda. (formerly known as Compasso Tecnologia Ltda.).

4.28†
English translation of the 29th Amendment to the Software Development and Implantation Services Agreement, dated as of November 21, 2022, between PagSeguro Internet S.A. and Compasso Uol Tecnologia Ltda. (formerly known as Compasso Tecnologia Ltda.).

4.29†
English translation of Service Agreement No. 3, dated as of November 5, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad – Data Engineering – PS-20190930-DATENG-v4, dated November 1, 2019; Service Agreement No. 04, dated December 3, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – PagSeguro – Squad – Merchant APP – PS-20190930-MERAPP-v5, dated November 14, 2019; 1st Amendment Service Agreement, dated as of December 4, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; Technical/Commercial Proposal – Increment AS 01 – Financial Conciliation Squad – PS-20191126-SYSADMIN-v2, dated December 4, 2019, Service Agreement No. 4, dated January 9, 2020, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.; and Technical/Commercial Proposal – PagSeguro – Data Specialists – PS-20191016-DATSPC-v2, dated November 18, 2019; all related to the Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda. (incorporated by reference to Exhibit 4.22 of Form 20-F filed on April 22, 2020).

4.30†
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

4.31†
English Translation Software Implementation and Development Service Agreement, dated October 28, 2021, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda. (incorporated by reference to Exhibit 4.33 of Form 20-F filed on May 2, 2022).

4.32†
English Translation Software Implementation and Development Service Agreement, dated November 27, 2021, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda. (incorporated by reference to Exhibit 4.34 of Form 20-F filed on May 2, 2022).

4.33†
MasterCard Bonus Program and Strategic Alliance Agreement, dated as of July 1, 2020, between MasterCard do Brasil Solucoes de Pagamentos Ltda. and PagSeguro Internet S.A., (incorporated by reference to Exhibit 4.31 of Form 20-F filed on April 27, 2021).

4.34†	First Amendment to the MasterCard Bonus Program and Strategic Alliance Agreement, dated as of February 14, 2022, between MasterCard do Brasil Solucoes de Pagamentos Ltda. and PagSeguro Internet S.A.

4.35†	English translation of the AWS Cloud Agreement, dated as of January 1, 2017, among UOL Diveo Tecnologia Ltda., and PagSeguro Internet S.A.

4.36†
English translation of the Instrument for Assignment of the AWS Cloud Agreement, dated as of February 4, 2021, among UOL Diveo Tecnologia Ltda., Compasso Informática S.A. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.33 of Form 20-F filed on April 27, 2021).

4.37†
English translation of the First Amendment to the AWS Cloud Agreement, dated as of August 18, 2020, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.32 of Form 20-F filed on April 27, 2021).

4.38†
English translation of the Third Amendment to the AWS Cloud Agreement, dated as of September 3, 2021, between UOL Diveo Tecnologia Ltda., PagSeguro Internet S.A., Registraseguro S.A. and Compasso Informatica S.A.

4.39†
English translation of the Fourth Amendment to the AWS Cloud Agreement, dated as of October 25, 2022, between Pagseguro Internet Instituição de Pagamento S.A., Registraseguro S.A., and Compass.UOL S.A.

4.40†
English translation of the Second Amendment to Purchase Order No. 19-09362 (Exhibit of the AWS Cloud Agreement), dated as of April 16, 2021, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A.

4.41†
English translation of Acquisition Agreement with respect to the acquisition of Google Cloud services, dated as of March 1, 2021, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.34 of Form 20-F filed on April 27, 2021).

4.42†
English Translation of Service Agreement and Other Covenants, dated as of November 7, 2019, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.43 of Form 20-F filed on May 2, 2022).

4.43†
English Translation of the First Amendment to the Service Agreement and Other Covenants, dated as of August 18, 2020, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.44 of Form 20-F filed on May 2, 2022).

4.44†
English Translation of the Second Amendment to the Service Agreement and Other Covenants, dated as of August 20, 2020, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.45 of Form 20-F filed on May 2, 2022).

4.45†
English Translation of the Third Amendment to the Service Agreement and Other Covenants, dated as of April 22, 2021, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.46 of Form 20-F filed on May 2, 2022).

4.46†
English Translation of the Fourth Amendment to the Service Agreement and Other Covenants, dated as of August 13, 2021, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.47 of Form 20-F filed on May 2, 2022).

4.47†	English Translation of the Long-term Incentive Plan, dated as of December 20, 2021 (incorporated by reference to Exhibit 4.48 of Form 20-F filed on May 2, 2022).
4.48†
English Translation of the Software Implementation and/or Development Services Agreement (No. 0119/22), dated as of March 22, 2022, between Pagseguro Internet S.A. and Everymind Consultoria e Sistemas Ltda.

4.49†	English Translation of the PAX Store License Agreement, dated as of September 19, 2022, between Pagseguro Internet Instituição de Pagamentos S.A. and PAX Technology Limited.

8.1	Subsidiaries of PagSeguro Digital Ltd.

11.1	English translation of the UOL Code of Ethics and Conduct, dated as of June 2022.

11.2	English translation of the UOL Code of Ethics and Conduct – Mobbing and Sexual Harassment (incorporated by reference to Exhibit 11.2 of Form 20-F filed on May 2, 2022).

12.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

†	Certain identified confidential information has been redacted from this exhibit because: (i) it is not material; and (ii) it would be competitively harmful if publicly disclosed.
(*)	References to PagSeguro Internet Ltda. should be interpreted as PagSeguro Internet S.A.

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
“DigitalServices” means DigitalServices.Uol S.A., a company focused on IT infrastructure management services and cloud computing as well as the development of software and services to promote digital transformation.
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
“UOL EdTech” means Uol Edtech Tecnologia Educacional S/A (currently in the process of internal reorganization), an online education platform.
“UOL Group” means the group of companies controlled by UOL, which includes, among others Uol Edtech and DigitalServices.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 28, 2023.

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer

PagBank PagSeguro

Results 2022

As of December 31, 2022 and 2021 and Report of Independent Registered Public Accouting Firm

PagSeguro Digital Ltd.

Consolidated Financial Statements

PagBank
Saldo
R$ 15.000,00
Limite Especial
R$ 1.000,00
Valor disponível
R$ 15.000,00
Vendas a receber
R$ 500,00
Principais
Produtos e Serviços
TEM CASHBACK
Aplicar meu Dinheiro
CDB + CARTÃO
CDB
VENDEU RENDEU
Poupar Automático
Aprenda a Investir
Ver todos serviços
VISA
CRÉDITO
ANA C PEREIRA
PagBank

5 YEARS PAGS LISTED NYSE

PagSeguro Digital Ltd.
Consolidated Financial Statements
As of December 31, 2022 and 2021

PagSeguro Digital Ltd. Consolidated financial statements As of December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Revenue Recognition
As described in Note 2.15 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company’s performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2022 as "revenue from transaction activities and other services", substantially related to electronic intermediation fees, and "financial income", mostly related to early payments to merchants, the amounts of R$ 8,906,406 thousand and R$ 6,252,735 thousand, respectively, as described in Note 23 to the consolidated financial statements.
The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are (i) the complex information technology environment used to process a high volume of transactions with individually low amounts, resulting in a significant volume of data being extracted from the systems of the Company which needs to be reconciled with general ledger before being used for the audit procedures purpose and (ii) effort in performing audit procedures and in evaluating audit evidence considering the high volume and nature of data.
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to revenue recognition process. The procedures also included, among others, (1) reconciliation of the data extracted from the systems with the general ledger, (2) performing audit procedures over the information technology general controls of the Company's systems, (3) test the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also testing if the percentages applied for these transactions were in accordance with the applicable agreements, (4) performing, on a sample basis, cash collection inspection for the transactions selected and (5) evaluating the sufficiency of the Company's disclosures.
Measurement of Expected Credit Losses for Loans and Credit Card Receivables
As described in Notes 2.6, 3.2 and 8 to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, which involves management's judgment, as set forth in IFRS 9 - Financial Instruments. As at December 31, 2022, the expected credit losses on (i) loans and (ii) credit card receivables were R$ 521,929 thousand and R$ 451,285 thousand, respectively. The balance of (i) loans and (ii) credit card receivables as at December 31, 2022, was R$ 743,379 thousand and R$ 1,112,510 thousand, respectively. Management calculates expected credit losses (‘ECL') using collective models, probability of default (‘PD'), loss given default (‘LGD') and exposure at default (‘EAD'). The ECL measurement is based on management's estimate of present value expected to be received, which uses assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows. In this assessment, management has considered forward-looking information, changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.
The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment used by management in determining the expected credit losses, considering the severity of past due loans and credit card receivables during the current year and also the significant assumptions used in determining the PD, EAD and LGD, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these significant assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating those significant assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; and (iii) evaluating the sufficiency of the Company's disclosures.

São Paulo,
March 2, 2023

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
The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2022 the Company's internal control over financial reporting is effective.
São Paulo
February 28, 2023.

/s/ Alexandre Magnani	/s/ Artur Schunck
Alexandre Magnani	Artur Gaulke Schunck
Chief Executive Officer	Chief Financial Officer

PagSeguro Digital Ltd. Consolidated Balance Sheets As of December 31, 2022 and 2021 (All amounts in thousands of reais)

		December 31,
	Note	2022	2021
Assets
Current assets
Cash and cash equivalents	6	1,829,097	1,794,362
Financial investments	7	1,103,299	782,647
Accounts receivable	8	36,248,589	23,428,522
Inventories		13,281	49,537
Tax receivable	9	410,801	469,490
Other receivables		162,011	194,776
Total current assets		39,767,078	26,719,334

Non-current assets
Accounts receivable	8	745,546	228,880
Judicial deposits		44,855	40,224
Deferred income tax and social contribution	20	99,411	120,762
Other receivables		18,509	11,710
Investment		1,651	15,666
Property and equipment	12	2,493,499	2,289,052
Intangible assets	13	2,158,773	1,650,176
Total non-current assets		5,562,244	4,356,470

Total assets		45,329,322	31,075,804

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Balance Sheets As of December 31, 2022 and 2021 (All amounts in thousands of reais)

		December 31,
	Note	2022	2021
Liabilities and equity
Current Liabilities
Payables to third parties	14	17,988,139	13,217,150
Deposits	15	10,100,599	3,056,444
Borrowings	19	—	1,005,787
Derivative Financial Instruments	26	22,289	14,317
Trade payables		449,102	578,004
Payables to related parties	10	593,906	543,621
Salaries and social security charges	16	292,778	259,724
Taxes and contributions	17	89,779	63,934
Provision for contingencies	18	46,233	27,653
Deferred revenue	2.15	126,042	162,566
Other liabilities		31,484	73,719
Total current liabilities		29,740,351	19,002,919

Non-current liabilities
Payables to third parties	14	84,759	—
Deposits	15	1,894,689	77,552
Deferred income tax and social contribution	20	1,564,228	1,391,760
Provision for contingencies	18	14,370	13,910
Deferred revenue	2.15	17,486	17,300
Other liabilities		171,313	70,165
Total non-current liabilities		3,746,845	1,570,687

Total liabilities		33,487,196	20,573,606

Equity
Share capital	21	26	26
Treasury shares	21	(475,354)	(285,011)
Capital reserve	21	6,102,573	6,076,286
Retained earnings	21	6,237,392	4,732,624
Equity valuation adjustments	21	(22,372)	(22,372)
Other comprehensive income	21	(139)	645
Total equity		11,842,126	10,502,198

Total liabilities and equity		45,329,322	31,075,804

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Income Years ended December 31, 2022, 2021 and 2020 (All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2022	2021	2020
Revenue from transaction activities and other services	23	8,906,406	6,784,806	4,508,719
Financial income	23	6,252,735	3,514,425	2,177,360
Other financial income	23	175,773	149,491	128,594

Total revenue and income		15,334,914	10,448,722	6,814,673

Cost of sales and services	24	(7,470,895)	(5,775,895)	(3,772,298)
Selling expenses	24	(1,946,075)	(1,523,908)	(617,463)
Administrative expenses	24	(668,679)	(877,559)	(563,893)
Financial expenses	24	(3,151,552)	(790,635)	(109,232)
Other income (expenses), net	24	(338,397)	7,302	22,904

Profit before income taxes		1,759,316	1,488,027	1,774,691

Current income tax and social contribution	20	(60,718)	(119,801)	(62,840)
Deferred income tax and social contribution	20	(193,830)	(201,942)	(419,551)

Income tax and social contribution		(254,548)	(321,743)	(482,391)

Net income for the year		1,504,768	1,166,284	1,292,300

Attributable to:
Equity holders of the parent		1,504,768	1,166,102	1,291,658
Non-controlling interests		—	182	642

Basic earnings per common share - R$	22	4.6002	3.5303	3.9225
Diluted earnings per common share - R$	22	4.5705	3.5105	3.9163

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Comprehensive Income Years ended December 31, 2022, 2021 and 2020 (All amounts in thousands of reais)

	For the year ended December 31,
	2022	2021	2020
Net income for the year	1,504,768	1,166,284	1,292,300
Other comprehensive income that may be reclassified to the statement of income in subsequent years
Currency translation adjustment	(677)	(117)	959
Loss on investments designated at fair value through OCI	(162)	411	(421)
Income tax and social contribution	55	(140)	143
Other comprehensive income for the year	1,503,984	1,166,438	1,292,981

Attributable to
Equity holders of the parent	1,503,984	1,166,256	1,292,339
Non-controlling interests	—	182	642
Net income for the year	1,503,984	1,166,438	1,292,981

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Changes in Equity Years ended December 31, 2022, 2021 and 2020 (All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

At December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948

Net income for the year		—	—	—	—	1,291,658	—	—	1,291,658	642	1,292,300
Currency translation adjustment		—	—	—	—	—	—	959	959	—	959
Loss on financial assets through OCI		—	—	—	—	—	—	(278)	(278)	—	(278)
Non-controlling		—	—	—	—	—	—	—	—	(10,913)	(10,913)
Shares issued		—	—	3,834	(3,834)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	75,218	—	—	—	75,218	—	75,218
Acquisition of treasury shares		—	(44,775)	—	—	—	—	—	(44,775)	—	(44,775)
(LTIP) of treasury shares		—	72,433	—	(72,433)	—	—	—	—	—	—

At December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

Net income for the year		—	—	—	—	1,166,102	—	—	1,166,102	182	1,166,284
Currency translation adjustment		—	—	—	—	—	—	(117)	(117)	—	(117)
Loss on financial assets through OCI		—	—	—	—	—	—	271	271	—	271
Non-controlling		—	—	—	—	—	—	—	—	(12,295)	(12,295)
Shares issued		—	—	138,665	(138,665)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	305,408	—	—	—	305,408	—	305,408
Acquisition of treasury shares		—	(284,812)	—	—	—	—	—	(284,812)	—	(284,812)
(LTIP) of treasury shares		—	13,410	—	(13,410)	—	—	—	—	—	—

At December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198	—	10,502,198

Net income for the year	21	—	—	—	—	1,504,768	—	—	1,504,768	—	1,504,768
Currency translation adjustment	21	—	—	—	—	—	—	(677)	(677)	—	(677)
Loss on financial assets through OCI	21	—	—	—	—	—	—	(107)	(107)	—	(107)
Share based long term incentive plan (LTIP)	21	—	—	—	127,389	—	—	—	127,391	—	127,391
Acquisition of treasury shares	21	—	(291,445)	—	—	—	—	—	(291,445)	—	(291,445)
(LTIP) of treasury shares	21	—	101,102	—	(101,102)	—	—	—	—	—	—

At December 31, 2022		26	(475,354)	5,828,754	273,819	6,237,392	(22,372)	(139)	11,842,126	—	11,842,126

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Cash Flows Years ended December 31, 2022, 2021 and 2020 (All amounts in thousands of reais)

		For the year ended December 31,
	Note	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		1,759,316	1,488,027	1,774,691
Expenses (revenues) not affecting cash:
Depreciation and amortization	24	1,130,690	768,593	376,335
Total losses	24	984,487	664,268	288,309
Accrual of provision for contingencies	18	37,276	25,938	6,409
Share based long term incentive plan (LTIP)		127,391	370,629	122,870
Reversal of taxes and contributions		—	(4,638)	(84,294)
Loss on disposal of property, equipment, intangible and investment assets		270,901	28,393	19,465
Derivative Financial Instruments, net	15	22,289	5,952	—
Interest accrued		592,146	230,555	17,222
Other (income) cost, net		6,355	103,667	(18,185)
Changes in operating assets and liabilities
Accounts receivable		(17,853,689)	(9,303,060)	(5,586,919)
Financial investments (mandatory guarantee)		(157,419)	(84,534)	43,229
Inventories		36,257	(132,398)	31,602
Taxes recoverable		154,273	(36,565)	(206,221)
Other receivables		26,050	(62,084)	(78,744)
Deferred revenue		(36,338)	(33,689)	145,005
Other liabilities		68,266	(17,312)	67,669
Payables to third parties		4,847,629	2,940,739	4,173,264
Trade payables		(133,846)	243,585	72,328
Receivables from related parties		9,787	471,585	38,250
Deposits		9,006,018	2,276,041	758,003
Salaries and social charges		33,054	(8,091)	7,605
Taxes and contributions		25,829	(11,499)	(34,438)
Provision for contingencies		(24,234)	(17,763)	(1,127)

		932,488	(93,661)	1,932,328
Income tax and social contribution paid		(89,899)	(76,782)	(46,384)
Interest income received, net		2,706,375	1,068,450	266,719

NET CASH PROVIDED BY OPERATING ACTIVITIES		3,548,964	898,007	2,152,663

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired		—	(43,367)	(345,602)
Purchases of property and equipment	12	(1,096,059)	(972,274)	(1,522,769)
Purchases and development of intangible assets	13	(1,040,337)	(779,555)	(523,785)
Redemption (Acquisition) of financial investments		(48,134)	324,247	530,667

NET CASH USED IN INVESTING ACTIVITIES		(2,184,530)	(1,470,949)	(1,861,489)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	19	250,000	1,012,086	—
Payment of borrowings		(1,213,144)	—	—
Payment of borrowings Interest		(56,931)	—	—
Acquisition of treasury shares	21	(291,445)	(257,992)	(44,774)
Payment of leases		(18,179)	(15,148)	—
Capital increase by non-controlling shareholders		—	(11,708)	(10,289)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(1,329,699)	727,238	(55,064)

INCREASE IN CASH AND CASH EQUIVALENTS		34,735	154,297	236,110
Cash and cash equivalents at the beginning of the year		1,794,362	1,640,065	1,403,955
Cash and cash equivalents at the end of the year		1,829,097	1,794,362	1,640,065

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)

1.    General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company with its principal executive offices located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).
On March 18, 2021, PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeguro Holding Ltd (“PSHC”). Additionally, during the third quarter of 2021, PagSeguro Group established four new subsidiaries under PSHC: PagSeguro Chile SPA (“PagSeguro Chile”), PagSeguro Colombia S.A.S (“PagSeguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and PagSeguro Peru S.A.C. (“PagSeguro Peru”).
In June 2022, Boa Compra Tecnologia Ltda., changed its name to PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), as part of a marketing strategy to bring the entity closer to PagSeguro’s brand.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PSHC. The PagSeguro Group subsidiaries are as follows:
•    PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), RegistraSeguro S.A. (“RegistraSeguro”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”) and Concil Inteligência em Conciliação S.A (“Concil”).
•    PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia, BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda (“PagBank”).
•    PagBank subsidiaries are Tilix Digital Ltda. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•    PSHC subsidiaries are PagSeguro Chile, PagSeguro Colombia, PagSeguro Peru and PSGP México.
•    BS Holding subsidiary are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest”).
•    Biva Serviços subsidiary is PagSeguro Biva Correspondente Bancário Ltda. (“Biva Corban”).
These consolidated financial statements include PagSeguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.
1.1    Additional Information
i) Covid-19
During the year ended December 31, 2021, the Company observed that, in the first three months, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country. In the second quarter of 2021, most of the cities in Brazil accelerated the vaccination of the population, and consequently, the Company saw a graduate reopening process, with the extension of opening hours of commercial activities. In the third and fourth quarters of 2021, the Company observed the return of social events of the public, and consequently the growth of transaction payment volume (“TPV”).
During the year ended December 31, 2022, Brazil observed a decrease in the number of people infected and the total deaths by COVID-19, and social events and commercial activities generally returned to a level similar to that observed before the pandemic. These circumstances resulted in higher TPV and consequently higher revenues for the Company.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
The Company has a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Marketing and sales expenses are also variable and depend on the Company’s strategy to leverage new products and services such as PagBank. The Company is also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
ii) MOIP incident
MOIP, which represented less than 3% of the Group’s consolidated assets as of December 31, 2021 and less than 2% and 1% of the consolidated revenue and net income for the year ended December 31, 2021, was involved in a cyberattack between September 25 and September 29, 2021 (the “Incident”). The hackers demanded that the Company make a specified payment to prevent the public disclosure or sale of the targeted hacked data that was compromised in the Incident, which included personal profile information of MOIP customers.
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
After completion of the assessment, without financial impacts, PagSeguro communicated to the ANPD on January 5, 2022 through a complementary form to the one initially reported on October. During the review of the Incident, PagSeguro did not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details.
PagSeguro confirms that the Incident has not had a material adverse financial impact on the Company or on its customers, and PagSeguro’s IT systems (including MOIP’s IT environment) are operating normally, with heightened security measures undertaken in response to the Incident.
iii) Ukraine x Russia
Furthermore, geopolitical instability arising from conflicts, such as the ongoing war in Ukraine, and the resulting imposition of sanctions, taxes or tariffs against Russia and Russia’s response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Such events could have an adverse effect on our business and financial performance through increased worldwide inflation, greater compliance costs, higher volatility in foreign currency exchange rates, destabilized supply chains and further market disruptions, including from cyberattacks targeting technologies that we rely on or the markets in which we or our customers operate. At this moment, the Company does not see any significant impact in its operations as a result of the conflict.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.
These consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 2022, were authorized for issuance by PagSeguro Digital’s Board of Directors on February 28, 2023.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
2.5.    Financial instruments – initial recognition and subsequent measurement
i)Financial assets
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
The Group’s debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds, as disclosed in Note 7.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
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
Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification, which may be as follows:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition. Financial liabilities and corresponding specific derivative entered with the objective of protecting against fair value exposure risk are also designated at fair value hedge.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
Derecognition
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
2.6.    Accounts receivable
Accounts receivable include mainly (i) the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and credit operations (ii) loans, credit card receivables and payroll loans and other credit operations. Accounts receivables are initially recorded at the fair value net of the expected credit losses. If the term is equivalent to one year or less, accounts receivable is classified as current assets, if not, as non-current assets.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
For debit and credit cards receivables from the clients, since they are comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies, the Company assess it’s expected credit risk as low. This assessment is constantly updated considering other external factors, such as credit ratings assigned by FITCH, S&P and Moody's.
PagSeguro Group incurs financial expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.
For loans, credit card receivables and payroll loans and other credit operations, the methodology for determining the allowance for impairment loss is periodically reviewed, and calculated based on the multiplication of the following factors:
•Exposure at Default (EAD): amount exposed to credit risk at default;
•Probability of Default (PD): probability of the counterparty not meeting its contractual payment obligations; and
•Loss Given Default (LGD): percentage of the exposure that is not expected to be recovered in the event of default.
PagSeguro uses a credit risk rating model that assesses the risk of insolvency and default of counterparties, the methodologies and rules of which are defined in internal rules and policies. The main purpose of this credit risk rating model is to rate the likelihood of a customer to default, called Probability of Default (PD), by using objective factors that combine the economic and financial information on the customer and its economic group with the accessory guarantees offered for the operations: significant financial difficulty of the issuer or debtor; high probability of bankruptcy or composition with creditors or financial reorganization; breach of contract, such as a default or arrears in interest or principal payments; debt renegotiation; and the disappearance of an active market.
The PD is set for each business segment established by PagSeguro, which segregation is mainly based on customer size, so that customers with similar behavior and PD are grouped.
The weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating this allows the grouping of customers with similar credit risks and classification into one of the following stages:
•Stage 1: comprises the credit portfolio that have not shown significant increase in credit risk since initial recognition, or that showed a low credit risk at the reporting date of the financial statement. It requires the recognition of an allowance related to the expected credit losses resulting from default events that are possible within 12 months after the reporting date (12-month expected credit losses).
•Stage 2: comprises the credit portfolio that have shown significant increase in credit risk since initial recognition, but that did not show objective evidence of impairment. It requires the recognition of an allowance at the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.
•Stage 3: comprises the credit portfolio that show objective evidence of impairment. It requires the recognition of an allowance at the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.
In addition to the above-described internal policies and rules, used for calculating the necessary allowance requirements, the recognition of the allowance for impairment also takes into consideration prospective information and scenarios established by PagSeguro, as follows: change in macroeconomic scenarios which impact in the calculation mode, such as, unemployment rate, Gross Domestic Product (GDP), score to credit cards, inflation rate, debt rate and score to loans. Macroeconomic scenarios also involve inherent risks, market uncertainties and other factors that may give rise to results different from those expected.
Finally, in addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD), PagSeguro takes into consideration any other factor that may not be reached by such methodology, applying such factor to the individual transaction level. In this assessment, management has considered forward looking information and assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
An asset or group of financial assets is impaired and impairment loss is incurred if: there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event"); such loss event (or events) effectively impact the estimated future cash flows of the operation; and the loss can be reliably estimated.
If, in a subsequent period, the amount of the loss decreases and is objectively related to an event occurring after the loss recognition (such as an upgrade in the debtor'’s credit rating), the previously recognized loss is reversed by adjusting the allowance.
2.7.    Inventories
Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories' cost and corresponding provision for losses is recognized when sale value is lower than its purchase cost.
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
During 2022, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the income statement.
Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate.
2.10. Impairment of non-financial assets
The PagSeguro Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the PagSeguro Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements.
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
•Revenue from membership fee: The Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients’ internal metrics and recognized in deferred revenues over time.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
Deferred taxes
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
For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 21% for social contribution, according to the Law 14.446.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
2.18. Business combination and goodwill
PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquired businesses’ identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
2.21. New accounting standards adopted in 2022
The accounting policies adopted in the preparation of the Consolidated financial statements for the year ended December 31, 2022 are consistent with those adopted for the year ended December 31, 2021, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2022, as described below.
-    The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. The Group analyzed their transactions and concluded that is not exposed to this amendment.
-    Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. The Group did not participate of any business combination in 2022.
-    The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. The Group analyzed their transactions and concluded that is not exposed to this amendment.
The following improvements were finalized in May 2020 and become effective on January 2022, but did not impact the Group:
-    IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
-    IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
-    IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
-    IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.
2.22. New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
-    IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin (CSM) representing the unearned profit of the contract which is recognised as revenue over the coverage period.
The standard allows a choice between recognising changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9. An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.
Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023. The group does not expect the new IFRS to materially impact its results of operations.
-    Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
-    Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
-    Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
-    Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.
The group does not expect the new improvements to materially impact its results of operations.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
3.    Accounting estimates and judgments

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
3.2. Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment. For loans and credit cards receivable with the clients, the provision rates are based on EAD, PD and LGD as detailed in note 2.6 accounts receivable.
3.3. Impairment of goodwill
Management's judgment must be exercised especially in forecasting CGU's cash flows, computation of the weighted average cost of capital ("WACC"), estimation of inflation and long-term growth rate based on estimated gross domestic product used when calculating the value in use of the CGU, as described in Note 13.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries

As of December 31, 2022
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

PagSeguro Brazil	28,149,503	18,821,951	9,327,552	1,065,582	99.99	Direct
BS Holding	771,011	5,198	765,813	27,156	99.99	Direct
Pagseg Participações	781,745	871	780,874	76,549	99.99	Direct
PagSeguro Holding	3,269	1,365	1,904	(1,681)	99.99	Direct
Pagbank Participações	165,263	9,775	155,490	(15,178)	99.99	Indirect
Paginvest	2,016	4	2,012	12	99.99	Indirect
Net+Phone	467,890	125,476	342,414	70,491	99.99	Indirect
PagSeguro Tecnologia	363,377	134,468	228,909	15,880	99.99	Indirect
BCPS	1,916	(41)	1,957	486	99.99	Indirect
Biva Sec	1,840,046	1,825,459	14,586	7,491	99.99	Indirect
Biva Serviços	68,164	26,240	41,924	4,676	99.99	Indirect
Biva Corban	1,248	(16,181)	17,428	1,674	99.99	Indirect
FIDC	5,122,004	792,391	4,329,613	2,211,249	100.00	Indirect
TILIX	46,888	34,357	12,531	132	99.99	Indirect
BancoSeguro	22,238,338	21,509,017	729,321	16,676	100.00	Indirect
Yamí	34,795	33,331	1,465	(1,261)	99.99	Indirect
Registra Seguro	5,000	23	4,977	(23)	99.99	Indirect
CDS	10,192	479	9,713	239	99.99	Indirect
Zygo	70,940	10,448	60,492	(11,242)	99.99	Indirect
Moip	686,496	555,713	130,783	(60,439)	100.00	Indirect
Concil	11,315	2,823	8,492	(6,317)	100.00	Indirect
PagSeguro Chile	1,092	684	408	(626)	100.00	Indirect
PagSeguro Colombia	968	751	217	(764)	100.00	Indirect
PSGP México	1,118	973	145	(867)	100.00	Indirect
PagSeguro Peru	906	772	134	789	100.00	Indirect

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)

	As of December 31, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

PagSeguro Brazil	23,863,783	15,250,100	8,613,683	1,136,230	99.99	Direct
BS Holding	545,693	7,019	538,674	84,032	99.99	Direct
Pagseg Participações	648,175	5,870	642,305	(51,550)	99.99	Direct
PagSeguro Holding	36	—	36	—	99.99	Direct
Pagbank Participações	180,053	9,385	170,668	(3,621)	99.99	Indirect
Net+Phone	375,347	103,424	271,923	(35,806)	99.99	Indirect
PagSeguro Tecnologia	456,934	243,905	213,029	14,271	99.99	Indirect
BCPS	2,022	(52)	2,074	258	99.99	Indirect
Biva Sec	1,446,640	1,439,545	7,095	6,728	99.99	Indirect
Biva Serviços	42,901	5,653	37,248	5,965	99.99	Indirect
Biva Corban	21,200	5,446	15,754	12,912	99.99	Indirect
FIDC	4,770,455	816,980	3,953,475	2,294,655	100.00	Indirect
TILIX	13,972	1,573	12,399	5,017	99.99	Indirect
BancoSeguro	10,320,430	9,807,767	512,663	73,489	100.00	Indirect
Yamí	2,087	861	1,226	267	99.99	Indirect
Registra Seguro	5,000	9	4,991	(9)	99.99	Indirect
CDS	10,057	5,583	4,474	(3,157)	99.99	Indirect
Zygo	2,013	4,278	(2,265)	(9,597)	99.99	Indirect
Moip	787,659	596,429	191,230	10,070	100.00	Indirect
Concil	2,390	3,080	(690)	(2,832)	100.00	Indirect
PagSeguro Chile (i)	7	—	7	—	100.00	Indirect
PagSeguro Colombia (i)	28	—	28	—	100.00	Indirect
PSGP México (i)	1	—	1	—	100.00	Indirect
PagSeguro Peru (i)	13	—	13	—	100.00	Indirect

(i)    Entities with very limited or no operation.

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
On March 29, 2018, third party investors contributed capital in the amount of R$20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. On November 3, 2020 and November 1, 2021, the third party investors redeemed all of their capital related to the senior quotas and mezzanine quotas. On December 27, 2021 PagSeguro Brazil transferred 15% of their subordinated quotas to PagSeguro Digital. In October 2022, 100,000 new senior shares of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors and registered as other liabilities in PagSeguro Group. As of December 31, 2022, 100% of subordinated quotas are owned by the PagSeguro Group.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
•RegistraSeguro: On October 2, 2019, PagSeguro Brazil constitutedRegistraSeguro by investing R$5,000 in share capital. The company provides financial services and software developments related to financial market.
•MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of MOIP. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces.
•Concil: On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital of Concil. The company's corporate purpose is to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing, and assignment of the right to use computing (Note 10).
•PagSeg: On July 15, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeguro Digital, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. PagSeg subsidiaries are:
◦Net+Phone: The Company was mainly engaged in acquisition and selling POS devices and similar items and has focus on exploring and providing services of telecommunications in general, as well as the practice of any activities necessary or useful for the execution of these services;
◦BCPS: BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and to handle part of its account management.
◦PagSeguro Tecnologia: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.
◦CDS: On August 31, 2020, PagSeguro Brazil acquired 100% of the issued shares of CDS. Management expects that this acquisition will allow PagSeguro to expand product and services offering.
◦R2TECH Informatica Ltda. (“R2TECH”): R2TECH's main activity was in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers. On December 1, 2021, Boa Compra incorporated R2TECH.
◦Biva Serviços: whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform.
◦Biva Corban: whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.
◦BIVACO Holdings Ltda ("BIVACO”): BIVACO previous main objective was the intermediation among investors, financial institutions and credit borrowers via an electronic platform. On December 1, 2021, Biva Serviços reversely incorporated BIVACO.
•PagBank: On October 22, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeg, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. Pagbank subsidiaries are:
◦TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.
◦YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The Company provides a back-office platform for e-commerce and marketplace.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
◦Zygo: On July 23, 2020, PagSeguro Brazil acquired 100% of the issued shares of Zygo. Management expects that this acquisition will allow PagSeguro to expand product and services offering (note 11). ZYGO is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics.
•BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. BS Holding subsidiaries are:
◦BancoSeguro holds a license to provide financial services and its main products are the deposits of PagSeguro Group customers and the service offering of banking solutions for other companies in the Group.
◦PagInvest: On May 13, 2022, BS Holding was constituted by the Company by investing R$2,000 in share capital. The company provides financial services related to financial market.
•PSHC: On March 18, 2021, PagSeguro Group constituted this holding company incorporated under PagSeguro Digital and additionally, in third quarter of 2021, PagSeguro Group established four new subsidiaries under PSHC.
◦PagSeguro Chile, PagSeguro Colombia, PagSeguro Peru and PSGP Mexico. Their main objective is to develop all kinds of operations directly or indirectly related to the creation, implementations, and maintenance of technological platforms for payments and especially about e-commerce or the internet in their countries. They may act, directly or indirectly as a facilitator and/or agent within payment systems and digital and electronic payment ecosystems.
5.    Segment reporting

Operating segments are determined based on the information reported and reviewed by chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM, and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 1%, 2.5% and 2.8% for the years 2022, 2021 and 2020.

6.    Cash and cash equivalents

	December 31,
	2022	2021
Short-term bank deposits	761,044	569,816
Short-term investments	1,068,053	1,224,546
	1,829,097	1,794,362
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.
Short-term bank deposits is mainly represented by amounts to cover instant payments (PIX), cash on ATMs and clients payments.
Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year on December 31, 2022 and 9.25% per year on December 31, 2021).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
7.    Financial investments

Consists of investments in LFTs, in the amount of R$1,103,299 as of December 31, 2022 (R$782,647 as of December 31, 2021) with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year as of December 31, 2022 and 9.25% per year as of December 31, 2021), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs for the year ended December 31, 2022 totaled R$141 (loss of R$107 for the year ended December 31, 2022).
8.    Accounts receivable

	December 31, 2022						December 31, 2021
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total
Legal obligors
Itaú	1,920,151	5,268,454	649,586	—	—	7,838,191	1,333,263	2,045,133	757,306	—	—	4,135,702
Bradesco	2,924,890	242,708	—	1,228,553	440,535	4,836,686	1,630,756	160,690	—	842,352	296,696	2,930,494
Nubank	—	4,050,376	—	—	—	4,050,376	—	2,045,699	—	—	32,530	2,045,699
Santander	829,714	2,564,868	—	—	11,021	3,405,603	818,937	1,464,314	—	—	—	2,286,504
Banco do Brasil	2,008,045	359,572	—	553,321	—	2,920,938	1,384,872	77,639	—	467,305	—	1,929,816
Banco Carrefour	142,392	973,915	—	—	—	1,116,307	121,398	744,030	—	—	—	865,428
CEF	369,282	180,490	—	453,043	—	1,002,815	206,969	136,125	—	257,929	—	601,023
Porto Seguro	708,008	216,926	—	—	—	924,934	550,352	141,924	—	—	—	692,276
Banco C6	—	825,958	—	—	—	825,958	—	481,017	—	—	—	481,017
Sicredi	404,825	372,297	—	—	—	777,122	233,081	202,562	—	—	—	435,643
Banco Cooperativo Sicoob	—	644,039	—	—	—	644,039	—	466,030	—	—	—	466,030
Banco Bradescard	470,100	113,100	—	15,613	—	598,813	362,978	91,016	—	9,368	—	463,362
Banco Inter	—	550,070	—	—	—	550,070	—	407,601	—	—	—	407,601
Banco XP	406,986	—	—	—	—	406,986	197,903	—	—	—	—	197,903
Midway	268,221	124,417	—	—	—	392,638	199,605	94,396	—	—	—	293,997
Banco Votorantim	—	358,072	—	—	—	358,072	—	316,917	—	—	—	316,917
Realize	166,754	185,371	—	—	—	352,125	85,992	161,638	—	—	—	247,630
Will Financeira	—	349,453	—	—	—	349,453	—	55,972	—	—	—	55,972
Banco Pan	68,683	246,112	—	10	—	314,805	52,514	271,717	—	—	—	324,231
Banco Original	—	246,976	—	—	—	246,976	—	168,343	—	—	—	168,343
Digio	180,936	1	—	14,454	—	195,391	173,093	444	—	—	—	173,537
Pernambucanas	—	1,017	—	186,556	—	187,573	—	101	—	112,543	—	112,644
Credz	176,030	—	—	—	—	176,030	—	149,753	—	—	—	149,753
Banrisul	36,400	133,065	—	—	—	169,465	21,372	69,219	—	—	—	90,591
Cred-system	—	153,681	—	—	—	153,681	110,868	—	—	—	—	110,868
Mercado Pago	143,073	—	—	—	—	143,073	122,591	—	—	—	—	122,591
Bancoob	112,743	208	—	—	—	112,951	56,767	67,383	—	—	—	124,150
Outros (iv)	988,354	795,339	—	170,155	2,131	1,955,979	852,964	697,601	—	102,835	770	1,654,170
Total card issuers (i)	12,325,587	18,956,485	649,586	2,621,705	453,687	35,007,050	8,516,271	10,517,264	757,306	1,792,332	300,719	21,883,892
Current card issuers						34,884,835						21,883,892
Non – Current card issuers						122,215	—	—	—	—	—	—

Cielo – Elo	—	—	—	—	—	29	—	—	—	—	—	42,662
Getnet	—	—	—	—	—	52,597	—	—	—	—	—	97,248
Other	—	—	—	—	—	10,934	—	—	—	—	—	11,716
Total acquirers (ii)	—	—	—	—	—	63,560	—	—	—	—	—	151,626

Loans	—	—	—	—	—	743,379	—	—	—	—	—	1,069,671
Loans ECL (iii)	—	—	—	—	—	(521,929)	—	—	—	—	—	(256,927)
Credit card receivables	—	—	—	—	—	1,112,510	—	—	—	—	—	726,095
Credit card receivables ECL (iii)	—	—	—	—	—	(451,285)	—	—	—	—	—	(174,046)
Payroll loans and other	—	—	—	—	—	864,825	—	—	—	—	—	110,050
Payroll loans and other ECL (iii)	—	—	—	—	—	(12,400)	—	—	—	—	—	(6,166)
Total credit receivables	—	—	—	—	—	1,735,100	—	—	—	—	—	1,468,677
Current						1,111,769	—	—	—	—	—	1,239,797
Non – Current						623,331	—	—	—	—	—	228,880

Other accounts receivable	—	—	—	—	—	188,425	—	—	—	—	—	153,207
Total accounts receivable	12,325,585	18,956,484	649,586	2,621,707	453,686	36,994,135	8,516,273,000	10,517,262,000	757,306,000	1,792,332,000	300,719	23,657,402
Current						36,248,589						23,428,522
Non – Current						745,546						228,880

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
(iii)    The ECL (“expected credit losses”), are measured according to the IFRS 9 as described in note 2.6
(iv)    Refers to other dispersed receivables from legal obligors.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
The maturity analysis of accounts receivable is as follows:

	December 31,
	2022	2021

Past due	1,073,275	503,464
Due within 30 days	13,784,017	3,921,208
Due within 31 to 120 days	13,743,397	12,033,372
Due within 121 to 180 days	4,422,424	3,457,830
Due within 181 to 360 days	4,210,024	3,808,539
Due after 360 days	746,612	370,128
Expected credit losses	(985,614)	(437,139)
	36,994,135	23,657,402
The maturity analysis of credit receivables as of December 31, 2022 is as follows:

	December 31, 2022
	Loans	Credit card receivables	Payroll loans and other	TOTAL

Past Due	468,236	603,352	1,687	1,073,275
Due within 30 days	35,435	232,013	24,332	291,780
Due within 31 to 120 days	102,413	146,409	72,599	321,421
Due within 121 to 180 days	49,642	86,055	40,621	176,318
Due within 181 to 360 days	70,218	43,615	119,691	233,524
Due after 360 days	17,435	1,066	605,895	624,396
	743,379	1,112,510	864,825	2,720,714

Expected credit losses	(521,929)	(451,285)	(12,400)	(985,614)

Receivables net of ELC	221,450	661,225	852,425	1,735,100
For the credit receivables the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating this allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	December 31, 2022
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Loans
stage 1	173,407	—	67,717
stage 2	24,223	—	12,982
stage 3	545,749	—	441,230

Credit card receivables
stage 1	439,544	663,059	34,529
stage 2	205,356	214,282	34,756
stage 3	467,611	9,033	382,000

Payroll loans and other (i)
stage 1	844,075	—	6,656
stage 2	6,643	—	201
stage 3	14,106	—	5,544
TOTAL	2,720,714	886,374	985,614

(i)    This line of credit are mainly related to payroll loans offered to retirees, public sector employees and FGTS early prepayment, therefore are secured operation and less prone to expected credit losses.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected credit losses	Working capital loans	Credit card receivables	Payroll loans and other	Total

December 31, 2021	256,927	174,046	6,166	437,139
Additions (Reversals), net	265,002	277,239	11,351	553,592
Write-Off	—	—	(5,117)	(5,117)
December 31, 2022	521,929	451,285	12,400	985,614
9.    Tax receivable

	December 31,
	2022	2021

Income tax and Social contribution (i)	358,232	294,955
Social integration program (ii)	35,488	167,701
Other	17,081	6,834
	410,801	469,490

(i)    The increase is mainly related to withholding taxes from FIDC quotas redeemed during 2022 amounted toR$1,835,111, representing withholding taxes of R$230,202.
(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.
10.    Related-party balances and transactions

i)Balances and transactions with related parties:

	December 31,
	2022	2021
	Payables	Payables

Immediate parent
UOL – sales of services (a)	16,170	16,216
UOL – shared service costs (b)	11,790	19,093
UOL – deposits (c)	312,295	248,271
Affiliated companies
UOL Edtech Tecnologia Educacional S.A- Deposits (c)	122,197	229,250
Web Jump Desing em Informática Ltda – Deposits (c)	12,372	—
Ingresso.com Ltda – Deposits (c)	21,833	—
Invillia Desenvolvimento de produtos Digitais Ltda – Deposits (c)	60,096	—
Invillia Holding Ltda – Deposits (c)	1,849	—
Digital Services UOL S.A – sales of services (d)	244	7,612
Compass UOL S.A.- sales of services (d)	12,624	12,853
Invillia Desenvolvimento de produtos Digitais Ltda- sales of services (d)	12,897	—
Others	9,539	10,326
	593,906	543,621

.
(a)    Sales of services refer mainly to the purchase of advertising services from UOL.
(b)    Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)    Certificate of deposits (CD) acquired by UOL, UOL Edtech Tecnologia Educacional S.A, Web Jump Design em Informática Ltda., Ingresso.com Ltda., Invillia Desenvolvimento de Produtos Digitais Ltda. and others from BancoSeguro with interest rate between 107% to 110% per year of CDI. The maturity analysis is as follows:

	December 31,
	2022	2021

Due within 31 to 120 days	49,094	—
Due within 121 to 180 days	28,604	193,592
Due within 181 to 365 days	455,488	283,929
	533,186	477,521
(d)    This payable refers mainly to colocation and cloud services.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
ii)    Revenue and expense from transactions with related parties

	For the year ended December 31,
	2022		2021		2020
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - shared service costs (a)	—	121,809	—	141,915	—	134,277
UOL - sales of services (b)	3,115	83,462	3,221	92,664	2,878	80,820
UOL - deposits (c)	—	20,251	—	3,797	—	2,970
Affiliated companies
Digital Services UOL S.A. - sales of services (d)	—	2,339	—	2,887	—	49,665
Compasso UOL S.A.(d)	—	136,726	—	102,912	—	—
UOL Edtech Tecnologia (c)	—	15,753	—	9,695	—	—
Web Jump Desing em Informática Ltda (c)	—	931	—	—	—	—
Ingresso.com Ltda (c)	—	954	—	—	—	—
Invillia Desenvolvimento de produtos Digitais Ltda (d)	—	2,096	—	—	—	—
Transfolha Transportadora e Distribuição Ltda.	—	—	—	12,447	—	23,571
Others	885	11,263	1,013	4,082	603	2,926
	4,000	395,584	4,234	370,399	3,481	294,229

(a)    Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)    Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)    Expenses are related to UOL, UOL Edtech Tecnologia Educacional S.A. Invillia Desenvolvimento de Produtos Digitais Ltda.and Web Jump Desing em Informática Ltda. of BancoSeguro's Certificate of Deposits (CD).
(d)    Expenses related to colocation and cloud services.
iii)    Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the year ended December 31, 2022 amounted to R$21,446 (R$41,198 for the year ended December 31, 2021 and R$104,568 for the year ended December 31, 2020).
11.    Business combinations

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
The purchase price allocation ("PPA") was completed on September 30, 2021, which included the recognition of a customer portfolio with a fair value of R$3,839, non-compete agreement of R$940 and software of R$33,136. The Company has also recognized a contingent liability and indemnification assets of R$7,848 resulting in the recognition of goodwill of R$20,731, which is attributable mainly to operational synergy and cost reductions.
The PPA was elaborated considering projections for the period of five years based on management's budgets for Concil and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 2.0% to 4.5% per year) in order to project future cash flows, with a discount rate based on the weighted average cost of capital (fluctuating from 17.5% to 19.5% per year).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2021 were as follow:

December 31, 2021

Fair value of assets and liabilities acquired
Cash and cash equivalents	529
Accounts receivable acquired	540
Financial investments acquired	—
Other Assets acquired	1,092
Payables to third parties assumed	—
Liabilities assumed	(4,020)
Customer portfolio, expenditures with software and others	45,763
Deferred taxes	(12,891)
Contingent liability	(7,848)
Value of net assets	23,165
Goodwill	20,731
Purchase cost	43,896
Consideration for the purchase settled in cash	35,000
Cash and cash equivalents at the subsidiary acquired	(529)
Amount paid on acquisitions less cash and cash equivalents acquired	34,471
12.    Property and equipment

a)    Property and equipment are composed as follows:

	December 31, 2022
	Cost	Accumulated depreciation	Net

Data processing equipment	214,279	(68,274)	146,005
Machinery and equipment (i)	3,382,067	(1,115,120)	2,266,947
Buildings Leasing (ii)	102,145	(43,901)	58,244
Other	33,692	(11,389)	22,303
Total	3,732,183	(1,238,684)	2,493,499

	December 31, 2021
	Cost	Accumulated depreciation	Net

Data processing equipment	106,643	(51,294)	55,349
Machinery and equipment (i)	2,798,823	(654,360)	2,144,463
Buildings Leasing (ii)	94,048	(26,928)	67,120
Other	29,909	(7,789)	22,120
Total	3,029,423	(740,371)	2,289,052

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
b)    The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2020
Cost	77,413	1,881,556	79,890	22,114	2,060,973
Accumulated depreciation	(35,572)	(204,154)	(12,621)	(6,013)	(258,360)
Net book value	41,841	1,677,402	67,269	16,101	1,802,613
On December 31, 2021
Opening balance
Cost	29,230	917,267	14,156	7,796	968,449
Purchases	29,940	931,859	15,013	10,478	987,290
Disposals	(1,226)	(14,601)	(857)	(2,902)	(19,586)
Acquisition of subsidiary	516	9	—	220	745
Depreciation	(15,722)	(450,206)	(14,305)	(1,777)	(482,010)
Depreciation	(16,407)	(453,595)	(14,804)	(3,137)	(487,943)
Disposals	1,063	3,392	499	1,445	6,399
Acquisition of subsidiary	(378)	(3)	—	(85)	(466)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052
On December 31, 2022
Opening balance
Cost	107,636	583,244	8,097	3,783	702,760
Purchases	109,245	981,462	8,097	5,352	1,104,156
Disposals/Provisions (iii)	(1,609)	(398,218)	—	(1,569)	(401,396)
Depreciation	(16,980)	(460,760)	(16,973)	(3,600)	(498,313)
Depreciation	(17,092)	(647,318)	(16,973)	(3,851)	(685,234)
Disposals/Provisions (iii)	112	186,558	—	251	186,921
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

(i)Net book value of POS devices is R$2,212,692 (R$2,091,671 as of December 31, 2021), which are depreciated over 5 years. The depreciation of POS in the year ended December 31, 2022, amounted to R$640,798 (R$448,385 in the year ended December 31, 2021). On December 31, 2022, PagSeguro have contractual obligations to acquire POS Devices in the amount of R$860,321 (R$1,650,885 on December 31, 2021).
(ii)As of December 31, 2022, PagSeguro had a lease liability presented in other current liabilities in the amount of R$18,704 (R$15,690 as of December 31, 2021) and as non-current liability in the amount of R$39,867 (R$51,521 as of December 31, 2021). For the year ended December 31, 2022, the Company incurred in financial expenses related to these leases of R$18,179 (R$21 for the year ended December 31, 2021).
(iii)The net book value of disposals is R$211,660 of which R$398,218 are cost and R$186,558 are accumulated depreciation. During the year ended December 31, 2022, the Company revised its business strategy towards a specific group of merchants and observed no future economic benefit is expected from them, resulting in the provision of POS devices allocated to these merchants in the net book value of R$199,868 (R$387,261 are cost and R$187,392 are accumulated depreciation)..

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
13.    Intangible assets

a)    Intangible assets are composed as follows:

	December 31, 2022
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,904,505	(1,155,187)	1,749,318
Software licenses	257,096	(97,698)	159,398
Goodwill (ii)	209,908	—	209,908
Other	67,768	(27,619)	40,149
	3,439,277	(1,280,504)	2,158,773

	December 31, 2021
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,016,541	(772,804)	1,243,737
Software licenses	196,854	(53,129)	143,725
Goodwill (ii)	209,908	—	209,908
Other	67,768	(14,962)	52,806
	2,491,071	(840,895)	1,650,176

(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies Biva, BancoSeguro, Yamí, Zygo, Moip and Concil.
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31,
	2022	2021

Moip	148,218	148,218
Concil	20,731	20,731
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
Boa Compra	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	209,908	209,908
The recoverable amount of a CGU is determined based on value-in-use calculations. The goodwill was mainly represented by the MOIP acquisition in the amount of R$148,117. The recoverability of this goodwill was tested using five-year budgets, a long-term growth rate based on estimated gross domestic product (2.01% in 2026 and 2.01% in 2027), inflation rates (3.29% in 2026 and 3.29% in 2027) metrics to project future cash flows and discount rate based on WACC (fluctuation from 14% to 16% per year). For the goodwill originated by other acquisitions, the Company tested the recoverability using the same approach.
Based on these assessments, management concluded that the book balances of goodwill recorded as on December 31, 2022 of the respective assets are recoverable, since the estimated value for GCU was higher than its book value and, therefore, no provision for impairment of was accounted for.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
b)    The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620
On December 31, 2021
Cost	697,480	93,597	40,241	4,983	836,301
Additions (i)	715,382	97,103	40,589	4,983	858,057
Disposals	(18,167)	(3,645)	(348)	—	(22,160)
Acquisition of subsidiary	265	139	—	—	404
Amortization	(271,485)	(24,068)	—	(14,192)	(309,745)
Amortization	(278,220)	(24,290)	—	(14,192)	(316,702)
Disposals	6,735	222	—	—	6,957
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176
On December 31, 2022
Cost	887,964	60,242	—	—	948,206
Additions (i)	979,734	60,603	—	—	1,040,337
Disposals (ii)	(91,770)	(361)	—	—	(92,131)
Amortization	(382,383)	(44,569)	—	(12,657)	(439,609)
Amortization	(430,358)	(44,903)	—	(12,657)	(487,918)
Disposals	47,975	334	—	—	48,309
Net book value	1,749,318	159,398	—	40,149	2,158,773
On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

(i)    Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations in 2021 are related to Concil and MOIP acquisitions.
(ii)    The net book value of disposals is R$43,822 of which R$92,131 are cost and R$48,309 are accumulated amortization. During the year ended December 31, 2022, the Company revised some softwares originated from acquired companies and observed no future economic benefit is expected from them, resulting in the write off of some related softwares in the net book value of R$40,213 (R$86,835 are costs and R$46,622 are accumulated amortization).
14.    Payables to third parties

Payables to third parties, in the amount of R$18,072,898 (R$13,217,150 as of December 31, 2021) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 14 days.
Of the total amount of payable to third parties, R$1,196,491 (R$533,436, as of December 31, 2021) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$7,470,978 (R$5,167,577 as of December 31, 2021) refer to the balance of the clients maintained in their banking accounts that are invested by the Company in Certificate of Deposits with 30 days of maturity and interest average rate of 69% of CDI (59% of CDI in December 2021).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
15.    Deposits

	December 31,
	2022	2021

Certificate of Deposit (i)	9,806,062	2,510,818
Interbank deposits (ii)	2,101,152	404,998
Corporate Securities (iii)	88,074	218,180
	11,995,288	3,133,996

Current	10,100,599	3,056,444
Non-Current	1,894,689	77,552

(i)    The average return is 117% of CDI (163% of CDI in December 2021). From the total amount, R$2,080,779 refer to certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates that started in 2022. For these certificates of deposit, the Company entered into derivative financial instruments (“Swaps”) with the specific objective of protecting said deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. In December 2022, the Company recorded liabilities of Swaps in the amount of R$22,289.
(ii)    The average return is 111% of CDI (118% of CDI in December 2021).
(iii)    The average return is 141% of CDI (152% of CDI in December 2021).
The maturity analysis of deposits based on due date of the agreements (disregarding that some can be withdrawn at any time, which is limited to the contracts with a due date of less than 365 days) is as follows:

	December 31,
	2022	2021

Due within 30 days	864,864	646,232
Due within 31 to 120 days	3,253,826	1,029,936
Due within 121 to 180 days	1,945,917	313,008
Due within 181 to 360 days	4,035,992	1,067,268
Due to 361 days or more days	1,894,689	77,552
	11,995,288	3,133,996
The changes in deposits were as follows:

On December 31,2020	766,086
Additions	4,929,926
Withdraws	(2,667,612)
Interest	105,596
On December 31,2021	3,133,996
Additions (i)	25,475,725
Withdraws	(17,228,838)
Interest	614,405
On December 31, 2022	11,995,288

(i)    Increase is mainly related to higher volume of deposits issued due to attractiveness of interest rates paid.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
16.    Salaries and social security charges

	December 31,
	2022	2021

Payroll accruals	100,810	75,151
Profit sharing	87,111	75,076
Social charges	49,651	39,200
Payroll taxes (LTIP) (i)	42,791	61,359
Other	12,415	8,938
	292,778	259,724

(i)    Refers to social charges and income tax over LTIP and LTIP goals balances
17.    Taxes and contributions

	December 31,
	2022	2021

Taxes
Services tax and other (i)	184,536	171,902
Social integration program (ii)	35,003	26,832
Social contribution on revenues (ii)	211,749	164,330
Income tax and social contribution (iii)	4,104	31,865
Other	18,878	12,596
	454,270	407,525

	December 31,
	2022	2021

Judicial deposits (iv)
Services tax (i)	(163,005)	(159,101)
Social integration program (ii)	(28,165)	(25,789)
Social contribution on revenues (ii)	(173,321)	(158,701)
	(364,491)	(343,591)
	89,779	63,934

(i)    Refers to tax on revenues.
(ii)    Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)    Refers to the income tax and social contribution payable.
(iv)    The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
18.    Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	December 31,
	2022	2021

Civil	26,365	33,343
Labor	45,797	18,387
	72,162	51,730

Labor Deposits	(11,559)	(10,167)

	60,603	41,563
Current	46,233	27,653
Non-Current	14,370	13,910
Below it is demonstrated the movements of the provision for contingencies in the year ended December 31, 2022:

On December 31,2020	28,804
Accrual	25,907
Settlement	(17,760)
Interest	4,612
On December 31,2021	41,563
Accrual	37,276
Settlement	(24,234)
Interest	5,998
On December 31,2022	60,603
The movements of the labor deposits for the year ended December 31, 2022 is mainly related to interest in the year.
The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized on December 31, 2022, totaling R$635,515 (December 31, 2021 R$504,691). The main tax and labor lawsuit are disclosed below:
On October 15, 2021, PagSeguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans. IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$266,957 (R$239,812 in December 2021).
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, PagSeguro in 2022 has one labor contingency in the amount of R$133,286 (R$68,534 in December 2021).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
19.    Borrowings

In November 2021, the PagSeguro Group entered in a US$180 million borrowing agreement with maturity one year from the execution date and payment in a single instalment at the due date. At the moment the agreement was signed, the foreign exchange rate was R$5.6227 per US dollar amounting in R$1,012,086. Interest on the borrowing was paid at the maturity of the financing, together with the total settlement of the financial instrument, for the same financing, the Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting said borrowing from fluctuations arising from the exchange rate variation. In November 2022, the PagSeguro Group liquidated its borrowing in the total amount of R$1,143,026 considering principal, interests, taxes and the total settlement of the financial instruments.
In February 2022, the Group entered in a R$250 million borrowing agreement with maturity in three months from the execution date, the interest rate was 112% of CDI and the payment would occur in a single instalment as the due date. In May 2022, the borrowing agreement was re-signed with new maturity for an additional three months and was settled in August 2022 in the principal amount of R$250 million and the interests of R$7,015 were paid in May and R$8,322 in August.
The table below demonstrates the changes in the borrowings:

December 31, 2022

On December 31,2020	—
Additions	1,012,086
Interest	8,018
Financial Instruments	(14,317)
On December 31,2021	1,005,787
Additions	250,000
Interest	175,338
Payment	(1,270,075)
Financial Instruments	(161,050)
On December 31, 2022	—
20.    Income tax and social contribution

a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets(ii)	Other temporary differences liability (iii)	Total

Deferred tax
On December 31, 2020	68,839	4,897	(277,971)	182,818	(1,027,883)	(1,049,300)
Included in the statement of income	(2,524)	(5,084)	(157,885)	170,895	(207,344)	(201,942)
Other	4,468	—	8,617	(93)	(32,748)	(19,756)
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)
Included in the statement of income	(3,205)	(2,061)	(175,297)	190,982	(204,238)	(193,819)
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Deferred tax asset						99,411
Deferred tax liability						(1,564,228)

(i)     Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)     The main other assets temporary difference refers to expected credit losses (Note 8) and taxes and contributions (Note 17).
(iii)    The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b)Reconciliation of the income tax and social contribution expense:
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020

Profit for the year before taxes	1,759,316	1,488,027	1,774,691
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(598,167)	(505,929)	(603,395)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(3,806)	704	(7,175)
R&D and technological innovation benefit - Law 11,196/05 (i)	255,354	187,207	134,247
Taxation of income abroad (ii)	114,229	(800)	504
Unrecorded deferred taxes	(17,570)	(1,100)	(6,017)
Other additions (exclusions)	(4,589)	(1,826)	(555)
Income tax and social contribution expense	(254,549)	(321,744)	(482,391)
Effective rate	14%	22%	27%
Income tax and social contribution – current	(60,718)	(119,801)	(62,840)
Income tax and social contribution – deferred	(193,830)	(201,942)	(419,551)

(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 13.
(ii)    Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.
21.    Equity

a)Share capital
On December 31, 2022, share capital is represented by 329,608,226 common shares, par value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2022:

December 31, 2020 shares outstanding	329,016,372
Treasury shares	1,520,065
Long-Term Incentive Plan	758,024
Repurchase of common shares	(1,686,235)
December 31, 2021 shares outstanding	329,608,226
Treasury shares	3,642,899
Long-Term Incentive Plan	637,728
Repurchase of common shares	(4,280,627)
December 31, 2022 shares outstanding	329,608,226
b)Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the year ended December 31, 2022, the Company has not recognize any capital reserve movement, as all the LTIP and LTIP goals shares were delivered with treasury. For the year ended December 31, 2021, the Company recognize LTIP capital movement by issuing new shares of R$138,665 (R$3,834 in the year ended December 31, 2020).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
c)Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the year ended December 31, 2022, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$127,391 (R$305,408 and R$75,218 for the years ended December 31, 2021 and 2020, respectively). On December 31, 2022, the amount of R$42,791 (R$61,359 and R$62,293 for the years ended December 31, 2021 and 2020, respectively) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 16).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of the Company’s issued share capital at any time. Until December 31, 2022, total shares granted were 8,169,039 and the total shares issued were 6,545,423, representing 2.5% and 2.0% of total shares respectively.
d)OCI and Equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, PagSeguro Colombia, PagSeguro Chile, PagSeguro Peru and PagSeguro Mexico which amounted to a loss of R$677 for the year ended on December 31, 2022 (loss of R$117 for the year ended December 31, 2021 and gain of R$959 for the year ended December 31, 2020). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in note 6 were classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs for the year ended December 31, 2022 totaled R$141 (loss of R$107 for the year ended December 31, 2022).
As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2021 and 2020).
e)Treasury shares
On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the years ended December 31, 2022 and 2021:

	Shares	Amount	Average Price (US$)

Repurchase shares
December 31, 2020 treasury shares	168,636	13,609	18.06
Repurchase of common shares	1,686,235	284,812	30.23
Long-Term Incentive Plan	(166,170)	(13,410)	18.06
December 31, 2021 treasury shares	1,688,701	285,011	30.23
Repurchase of common shares	4,280,627	291,445	12.50
Long-Term Incentive Plan	(637,728)	(101,102)	28.16
December 31, 2022 treasury shares	5,331,600	475,354	16.00

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
22.    Earnings per share

a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020

Profit attributable to stockholders of the Company	1,504,768	1,166,102	1,291,658
Weighted average number of outstanding common shares (thousands)	327,110,295	330,310,786	329,292,240
Basic earnings per share - R$	4.6002	3.5303	3.9225
b)Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	For the year ended December 31,
	2022	2021	2020

Profit used to determine diluted earnings per share	1,504,768	1,166,102	1,291,658
Weighted average number of outstanding common shares (thousands)	327,110,295	330,310,786	329,292,240
Weighted average number of shares that would have been issued at average market price	2,124,398	1,864,038	521,937
Weighted average number of common shares for diluted earnings per share (thousands)	329,234,693	332,174,824	329,814,177
Diluted earnings per share - R$	4.5705	3.5105	3.9163
Weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares) in the amount of 4,280,627 in the year ended December 31, 2022 (1,686,235 shares in 2021).
23.    Total revenue and income

	For the year ended December 31,
	2022	2021	2020

Gross revenue from transaction activities and other services (i)	10,047,654	7,574,728	5,059,464
Gross financial income (ii)	6,438,774	3,587,823	2,193,961
Gross other financial income (iii)	288,333	162,944	145,055
Total gross revenue and income	16,774,761	11,325,495	7,398,480
Deductions from gross revenue from transactions activities and other services (iv)	(1,141,248)	(789,922)	(550,744)
Deductions from gross financial income (v)	(186,039)	(73,398)	(16,603)
Deductions from gross other financial income (vi)	(112,560)	(13,453)	(16,460)
Total deductions from gross revenue and income	(1,439,847)	(876,773)	(583,807)
Total revenue and income	15,334,914	10,448,722	6,814,673

(i)Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)Includes income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes.
(v)Deductions consist of taxes on financial income.
(vi)Deductions consist of taxes on other financial income. Central Bank of Brasil Resolution n°33 of October 29, 2020, implemented in January 2022, established, among others, the treatment of financial income resulted from transactions with FIDC to be classified as financial investments and therefore subject to taxation of PIS and COFINS.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
24.    Expenses by nature

	For the year ended December 31,
	2022	2021	2020

Transactions costs (i)	(5,566,927)	(4,321,135)	(2,773,436)
Marketing and advertising	(717,732)	(791,134)	(510,840)
Personnel expenses (ii)	(1,032,732)	(1,074,249)	(619,137)
Financial expenses (iii)	(3,151,552)	(790,635)	(109,232)
Total losses (iv)	(984,487)	(664,268)	(288,309)
Depreciation and amortization (vi)	(1,130,690)	(768,593)	(376,335)
Other (v)	(991,478)	(550,681)	(362,693)
	(13,575,598)	(8,960,695)	(5,039,982)
Classified as:
Cost of services	(7,470,895)	(5,775,895)	(3,772,298)
Selling expenses	(1,946,075)	(1,523,908)	(617,463)
Administrative expenses	(668,679)	(877,559)	(563,893)
Financial expenses	(3,151,552)	(790,635)	(109,232)
Other income (expenses), net	(338,397)	7,302	22,904
	(13,575,598)	(8,960,695)	(5,039,982)

(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$4,505,290 for year ended December 31, 2022 (R$3,043,591 and R$1,680,441 for years ended December 31, 2021 and 2020, respectively), (ii) card scheme fees in the amount of R$882,091 for year ended December 31, 2022 (R$653,224 and R$432,361 for years ended December 31, 2021 and 2020, respectively). The balance is also impacted by anincrease in costs related to freight, maintenance of POS and storage costs in the amount R$250,323 for the year ended December 31, 2022 (R$242,834 and R$212,813 for the years ended December 31, 2021 and 2020, respectively).
(ii)Includes R$79,447, R$370,629 and R$207,012 of compensation expenses related to the LTIP and LTIP goals for the years ended December 31,2022, 2021 and 2020, respectively. Despite that, there was an increase in personnel expenses which is mainly related to increase in headcount.
(iii)Relates mainly to the early collection of receivables, which amounted to R$1,233,045 in the year ended December 31, 2022 (R$426,992 and R$49,204 for the years ended December 31, 2021 and 2020, respectively). The remaining increase is related to expenses with higher amount of interests on deposits which amounted to R$654,903 in the year ended December 31, 2022 (R$105,568 and R$8,083 in the years ended December 31, 2021 and 2020, respectively) and bank accounts which amounted to R$918,390 in the year ended December 31, 2022 (R$173,238 and R$35,533 for the years ended December 31, 2021 and 2020, respectively) due to the increase of Brazilian interest rates and exchange rate in foreign currency and also on the amounts of deposits during 2022.
(iv)Total losses refer to amounts recognized during the year related to card processing operations (acquiring and issuing), losses on digital accounts in the amount of R$430,895 (R$386,143 and R$171,925 for the years ended December 31, 2021 and 2020, respectively) and provision for delinquency rate of credit portfolio in the amount of R$553,592 (R$278,125 and R$116,384 for the years ended December 31, 2021 and 2020, respectively), as detailed in Note 25. In the first quarter of 2021, the amount of R$73,356 related to card processing operations losses on digital accounts is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by PagSeguro management. The increase is related to the growth of operation of card processing operations and to credit initiatives with higher ECLs as detailed in note 8.
(v)For the year ended December 31, 2022, the increase is impacted by R$199,868 related to provision of POS devices, as described in note 12. The year ended December 31,2022 was also impacted by R$40,213 of softwares disposals, as described in note 13, impairment of our investment in BoletoFlex in the amount of R$12,602 and R$10,000 related to a payment agreement related to PagPhone with our POS supplier. The increase is also impacted by higher consumption of software and cloud services which amounted to R$432,391 for the year ended December 31, 2022 (R$326,070 and R$233,660 for the years ended December 31, 2021 and 2020, respectively) In addition, in June 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the related provision in the amount of R$29,114 during 2021.
(vi)Depreciation and amortization amounts incurred in the year are segregated between costs and expenses as presented below:

	For the year ended December 31,
	2022	2021	2020

Depreciation
Cost of sales and services (i)	(658,275)	(464,411)	(187,284)
Selling expenses	(173)	(89)	(25)
Administrative expenses	(26,786)	(23,439)	(17,319)
	(685,234)	(487,939)	(204,628)
Amortization
Cost of sales and services	(464,108)	(295,218)	(174,943)
Administrative expenses	(23,810)	(21,484)	(4,709)
	(487,918)	(316,702)	(179,652)
PIS and COFINS credits (ii)	42,461	36,048	7,945
Depreciation and amortization expense, net	(1,130,690)	(768,593)	(376,335)

(i)The depreciation of POS for the year ended December 31, 2022, amounted to R$640,798 (R$448,385 and R$172,519 for the years ended December 31, 2021 and 2020, respectively).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
25.    Financial instruments by category

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
The PagSeguro Group classifies its financial instruments into the following categories:

	December 31,
	2022	2021

Financial assets
Amortized cost:
Cash and cash equivalents	1,829,097	1,794,362
Accounts receivables	36,994,135	23,657,402
Other receivables	180,517	206,486
Judicial deposits	44,855	40,224
Investment	1,651	1,406
Fair value through other comprehensive income
Financial investments	1,103,299	782,647
	40,153,554	26,482,527

	December 31,
	2022	2021

Amortized cost:
Payables to third parties	18,072,898	13,217,150
Trade payables	449,102	578,004
Payables to related parties	593,906	543,621
Deposits	11,995,288	3,133,996
Borrowings	—	1,005,787
Deferred revenue	143,528	179,866
Other liabilities	202,797	143,884
Fair value through profit or loss
Derivative financial instruments	22,289	14,317
	31,479,808	18,816,625

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
26.    Financial risk management

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
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2022. For this analysis, the Group adopted as a probable scenario for 2023 interest rates of 12.4% for the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, bank accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (13.65%)	Probable scenario with decrease to 12.40%

Short-term investment	100% of CDI	1,829,097	249,672	226,808
Financial investments	100% of CDI	1,103,299	150,600	136,809
Certificate of Deposit (i)	117% of CDI	9,806,062	(1,566,077)	(1,422,663)
Certificate of Deposit - related party	109% of CDI	533,186	(79,330)	(72,065)
Interbank deposits	111% of CDI	2,101,152	(318,356)	(289,203)
Corporate securities (iii)	141% of CDI	88,074	(16,951)	(15,399)
Bank accounts	69% of CDI	7,470,978	(703,654)	(639,217)
Total			(2,284,096)	(2,074,930)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, PagSeguro Tecnologia, BCPS, PSGP Mexico, PagSeguro Colombia, PagSeguro Chile and PagSeguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries.
Equity price risk
The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2022 and December 31, 2021, the exposure to equity price from such investments was not material.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
Fraud risk (chargeback)
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
(ii)    The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds. PagSeguro’s expenses with chargeback are disclosed in note 24.
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
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2022, PagSeguro Group held cash and cash equivalents of R$1,829,097 (R$1,794,362 on December 31, 2021).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On December 31, 2022
Payables to third parties	13,354,285	1,717,388	856,011	2,060,455	84,759
Trade payables	397,335	50,975	309	482	—
Trade payables to related parties	—	62,559	30,390	506,671	—
Deposits	876,415	3,384,194	2,075,859	4,521,112	2,198,340

On December 31, 2021
Payables to third parties	10,415,882	1,770,271	504,444	526,553	—
Trade payables	573,570	4,339	95	—	—
Trade payables to related parties	—	259,216	5,691	323,203	—
Deposits	655,289	1,073,239	334,942	1,201,888	90,595
Borrowings	—	—	—	1,114,211	—
27.    Derivative Financial Instruments designated to Hedge Accounting

The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (inflation index and interest rate).
(i)Fair value hedge
In the year ended December 2022, the PagSeguro Group issued certificate of deposits with maturity in one-year from the execution date and interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificate of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

	Notional Liability	Liabilities Fair value	MTM (a)

IPCA CDB	708,454	710,475	2,021
Fixed rated CDB	1,368,325	1,370,304	1,980
Total	2,076,779	2,080,779	4,001

	Notional SWAP	SWAP	MTM (b)	Profit and Loss ((a)+(b))

IPCA CDB	(728,142)	(733,026)	(2,109)	(88)
Fixed rated CDB	(1,374,472)	(1,378,916)	(2,149)	(169)
Total	(2,102,614)	(2,111,942)	(4,258)	(257)
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for 2022, this test was effective.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)
28.    Non-cash Transactions

	For the year ended December 31,
	2022	2021	2020

Non-cash investing activities
Property and equipment acquired through lease	8,097	15,016	79,031
MTM of financial investments	(107)	271	(278)
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
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2022.
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2022:

	December 31, 2022
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	404,468	1,424,629	—
Financial investments	1,103,299	—	—
Accounts receivable	—	36,994,135	—
Other receivables	—	180,517	—
Judicial deposits	—	44,855	—
Investment	—	—	1,651

Financial liabilities
Payables to third parties	—	18,072,898	—
Trade payables	—	449,102	—
Payables to related parties	—	593,906	—
Deposits	—	11,995,288	—
Derivative financial instruments	—	22,289	—
Deferred revenue	—	143,528	—
Other liabilities	—	202,797	—

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2022 (All amounts in thousands of reais unless otherwise stated)

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