Form 20-F
period 2023-12-31
PagSeguro Digital Ltd.
filed 2024-04-29
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2023
Commission File Number 1-38353

PAGSEGURO DIGITAL LTD.
(Exact name of registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Registered office address)
Artur Gaulke Schunck
+55-11-3914-9524– ir@pagbank.com
Av. Brigadeiro Faria Lima, 1384, 1º ao 10º andares, Salão e Mezanino
São Paulo, SP, 01451-001, Brazil
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
As of December 31, 2023 there were 209,148,916 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 120,459,508 Class B common shares, par value of US$0.000025 per share, outstanding.

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
This annual report includes estimates and forward-looking statements, principally under the captions “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”
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
•the impact of the armed conflict in Israel/Gaza, recent escalations between Israel and Iran, the ongoing war in Ukraine and the economic sanctions imposed on Russia, and the resulting volatility and consequences for the global economy, which remain highly uncertain and difficult to predict;

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
•“Pag Participações” means Pag Participações Ltda., a holding company incorporated in Brazil, which is wholly owned by PagSeg Participações Ltda., or PagSeg, which in turn is wholly owned by PagSeguro Digital.
•“We,” “us” or “our” means PagSeguro Digital, PagSeguro Brazil and their respective subsidiaries on a consolidated basis.
•“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.

•“UOL” means Universo Online S.A., the controlling shareholder of PagSeguro Digital. For more information regarding UOL, see “Item 7. Major Shareholders and Related Party Transactions.”
•“PagBank Group” means PagSeguro Digital, together with its subsidiaries;
•“Group” means PagBank Group and UOL, together with its subsidiaries.
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
The term “Brazil” refers to the Federative Republic of Brazil. “Central Bank” refers to Banco Central do Brasil, or the Central Bank of Brazil. References in this annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.
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
Market and Industry Data
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian internet, payment solutions, e-commerce markets and socioeconomic indicators, are based on publicly available data published by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços, or ABECS); the Brazilian Bank Federation (Federação Brasileira de Bancos, or Febraban); the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE); the Central Bank; the Brazilian Association of Financial and Capital Markets Entities (ANBIMA); the Getulio Vargas Foundation (FGV); the Brazilian Service of Support for Micro and Small Enterprises (SEBRAE); the World Bank (WB); the International Monetary Fund (IMF); the Bank of International Settlements (BIS); the Insider Intelligence eMarketer; and Comscore, a cross-platform measurement company that measures audiences, brands and consumer behavior, and provides market and analytical data to clients, among others. We also make statements in this annual report about our competitive position and the size of the Brazilian digital payments and e-commerce markets.
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
What rights do individuals have in respect of personal data?
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
Contacting PagSeguro Digital
For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact our investor relations office at ir@pagbank.com.
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
If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property or proliferation financing or subject to the sanctions regime applicable in the Cayman Islands and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Terrorism Act (As Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
Selected Financial and Operating Data
PagSeguro Digital, our Cayman Islands exempted company, was incorporated on July 19, 2017 for an indefinite term. Prior to the contribution of PagSeguro Brazil to it on January 4, 2018, PagSeguro Digital had not commenced operations and had only nominal assets and liabilities.
Following our initial public offering, or IPO, on January 26, 2018, PagSeguro Digital began reporting consolidated financial information to shareholders. The historical operations of PagSeguro Brazil are deemed to be those of PagSeguro Digital.
The following tables summarize financial data for PagSeguro Digital as of December 31, 2023, 2022 and 2021. The financial data as of December 31, 2023, 2022 and 2021 and for each of the three years in the period ended December 31, 2023 are derived from our audited consolidated financial statements, included elsewhere in this annual report, except for the December 31, 2021 balance sheet data which are derived from our audited consolidated financial statements, not included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 are derived from our year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes Ltda., with offices at Avenida Brigadeiro Faria Lima, 3732, 16º andar, São Paulo, SP, Brazil 04538-132, Caixa Postal 60054. These audited consolidated financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. PagSeguro Digital maintains its books and records in reais.
You should read this information in conjunction with the following other information included elsewhere in this annual report:
•Our audited consolidated financial statements and related notes; and
•The information under “Item 5. Operating and Financial Review and Prospects.”

The following tables present our selected financial and operating data as of and for each of the periods indicated.
STATEMENT OF OPERATIONS DATA

	For the Years Ended December 31,
	2023	2023	2022	2021
	(US$)(1)	(R$)	(R$)	(R$)
	(in millions, except amounts per share and %)
Revenue from transaction activities and other services	1,864.6	9,027.2	8,906.4	6,784.8
Financial income	1,374.2	6,653.0	6,252.7	3,514.4
Other financial income	55.4	268.1	175.8	149.5
Total revenue and income	3,294.2	15,948.4	15,334.9	10,448.7
Cost of sales and services	(1,679.8)	(8,132.6)	(7,470.9)	(5,775.9)
Selling expenses	(295.3)	(1,429.8)	(1,946.1)	(1,523.9)
Administrative expenses	(151.3)	(732.7)	(668.7)	(877.6)
Financial expenses	(675.3)	(3,269.6)	(3,151.6)	(790.6)
Other income (expenses), net	(75.7)	(366.7)	(338.4)	7.3
Operating profit before Income Taxes	416.6	2,017.1	1,759.3	1,488.0
Current income tax and social contribution	(21.0)	(101.8)	(60.7)	(119.8)
Deferred income tax and social contribution	(54.0)	(261.6)	(193.8)	(201.9)
Income Tax and Social Contribution	(75.1)	(363.4)	(254.5)	(321.7)
Net Income for the Year	341.6	1,653.7	1,504.8	1,166.3
Attributable to:
Equity holders of the parent	341.6	1,653.7	1,504.8	1,166.1
Non-controlling interests	—	—	—	0.2
Basic earnings per share attributable to equity holders of the parent – R$	1.0614	5.1387	4.6002	3.5303
Diluted earnings per share attributable to equity holders of the parent – R$	1.0544	5.1047	4.5705	3.5105

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2023 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2023 may not be indicative of current or future exchange rates.

OPERATING DATA

	At and For the Years Ended December 31,
	2023	2023	2022	2021
	(US$)(1)	(R$)	(R$)	(R$)

Operating Statistics:
Active merchants at year-end (in millions)	N/A	6.5	7.1	7.7
Total Finance Volume (in billions)	196.2	950.1	731.4	456.2
PagBank total clients (in millions)	N/A	31.1	27.7	21.9

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2023 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2023 may not be indicative of current or future exchange rates.

BALANCE SHEET DATA
The following table presents the line items from PagSeguro Digital’s consolidated balance sheet data:

	At December 31,
	2023	2023	2022	2021
	(US$)(1)	(R$)	(R$)	(R$)
Current Assets
Cash and cash equivalents	598.8	2,899.1	1,829.1	1,794.4
Financial investments	683.4	3,308.6	1,103.3	782.6
Accounts receivable	8,625.2	41,757.2	36,248.6	23,428.5
Receivables from related parties	0.9	4.3	—	—
Inventories	6.9	33.5	13.3	49.5
Tax receivable	116.4	563.3	410.8	469.5
Other receivables	33.6	162.8	162.0	194.8
Total Current Assets	10,065.2	48,728.8	39,767.1	26,719.3
Non-Current Assets
Judicial deposits	10.5	51.0	44.9	40.2
Accounts receivable	236.3	1,143.8	745.5	228.9
Receivables from related parties	5.8	28.0	—	—
Other receivables	7.4	35.6	18.5	11.7
Investment	—	—	1.7	15.7
Deferred income tax and social contribution	20.4	98.9	99.4	120.8
Property and equipment	506.3	2,451.0	2,493.5	2,289.1
Intangible assets	531.1	2,571.1	2,158.8	1,650.2
Total Non-Current Assets	1,317.7	6,379.3	5,562.2	4,356.5
TOTAL ASSETS	11,382.9	55,108.1	45,329.3	31,075.8
Current Liabilities
Payables to third parties	4,409.7	21,348.5	17,988.1	13,217.1
Trade payables	106.2	513.9	449.1	578.0
Payables to related parties	28.0	135.5	593.9	543.6
Derivative Financial Instruments	8.5	40.9	22.3	14.3
Deposits	2,347.6	11,365.4	10,100.6	3,056.4
Borrowings	39.1	189.4	—	1,005.8
Salaries and social security charges	71.3	345.2	292.8	259.7
Taxes and contributions	49.7	240.7	89.8	63.9
Provision for contingencies	18.9	91.5	46.2	27.7
Deferred revenue	26.5	128.5	126.0	162.6
Other liabilities	6.7	32.4	31.5	73.7
Total Current Liabilities	7,112.1	34,431.9	29,740.3	19,002.9
Non-Current Liabilities
Payables to third parties	38.4	185.9	84.8	—
Payables to related parties	70.5	341.3	—	—
Deferred income tax and social contribution	378.4	1,832.1	1,564.2	1,391.8
Deposits	996.2	4,823.1	1,894.7	77.6
Provision for contingencies	1.2	5.7	14.4	13.9
Deferred revenue	3.7	17.7	17.5	17.3
Other liabilities	47.4	229.7	171.3	70.2
Total Non-Current Liabilities	1,535.8	7,435.5	3,746.9	1,570.7
TOTAL LIABILITIES	8,648.0	41,867.4	33,487.2	20,573.6
TOTAL EQUITY	2,734.9	13,240.7	11,842.1	10,502.2
TOTAL LIABILITIES AND EQUITY	11,382.9	55,108.1	45,329.3	31,075.8

(1)
For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2023 as reported by the Central Bank. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2023 may not be indicative of current or future exchange rates.

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
Reconciliation of Non-GAAP Financial Measures
The following table presents a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	Percent Change	2022
	(in millions of reais, except for amounts per share)
Total revenue and income	15,948.4	4.0%	15,334.9
Non-GAAP total revenue and income	15,948.4	4.0%	15,334.9
Total expenses	(13,931.3)	2.6%	(13,575.7)
Less: Share-based long-term incentive plan (LTIP)	109.9	38.4%	79.4
Less: M&A expenses	18.0	(2.7)%	18.5
Plus: PagPhone realizable value reversal	—	(100.0)%	(52.5)
Less: Software's disposals	—	(100.0)%	40.2
Less: Boleto Flex impairment	—	(100.0)%	12.6
Less: Agreement with POS Supplier	—	(100.0)%	10.0
Less: capitalized expenses of platforms development	46.4	45.5%	31.9
Non-GAAP total expenses(1)	(13,757.0)	2.4%	(13,435.6)
Profit before income taxes	2,017.1	14.7%	1,759.3
Plus: Total non-GAAP Adjustments	174.3	24.4%	140.1
Non-GAAP profit before income taxes(2)	2,191.4	15.4%	1,899.4
Income tax and social contribution	(363.4)	42.8%	(254.5)
Less: Income tax and social contribution on non-GAAP adjustments	(59.3)	24.6%	(47.6)
Non-GAAP deferred income tax(3)	(422.7)	39.9%	(302.1)
Net income	1,653.7	9.9%	1,504.8
Plus: Total non-GAAP adjustments	115.0	24.3%	92.5
Non-GAAP net income(4)	1,768.7	10.7%	1,597.3
Basic earnings per share attributable to equity holders of the parent — R$	5.1387	11.7%	4.6002
Diluted earnings per share attributable to equity holders of the parent — R$	5.1047	11.7%	4.5705
Non-GAAP basic earnings per share attributable to equity holders of the parent — R$(5)	5.4940	12.5%	4.8828
Non-GAAP diluted earnings per share attributable to equity holders of the parent — R$(5)	5.4576	12.5%	4.8511

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

Financial Information in U.S. Dollars
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report into U.S. dollars. The exchange rate for reais into U.S. dollars was R$4.8413 to U.S.$1.00 as of December 31, 2023, R$5.2177 to U.S.$1.00 as of December 31, 2022, and R$5.5805 to U.S.$1.00 as of December 31, 2021, in each case, the commercial selling rate for U.S. dollars as reported by the Central Bank. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.8413 to US$1.00. Such translations should not be construed as representations that the real amounts represent, have been or could be converted into U.S. dollars at the rates indicated or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2023 may not be indicative of current or future exchange rates. For more information on risks relating to exchange rate fluctuations on our business, see “Risk Factors—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.”
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
For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2023, 83% of our customers accessed our platforms through mobile devices, compared with 81% in the year ended December 31, 2022. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.
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
Specifically, we have entered into IT services agreements with Scala Data Centers S.A., or Scala, and Amazon Web Services, Inc, or AWS, which are focused on IT infrastructure managed services and cloud computing, respectively. Failure by IT services providers to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and increased costs, which could materially affect our reputation or results of operations. In addition, we rely in part on external IT services providers to advise us of any security breaches. If any of those providers do not provide us with notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace our external IT services providers, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues that may harm our business. For more information on our agreement with Digital Services, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
Our business is subject to cyberattacks, in addition to security (including cybersecurity) and privacy breaches.
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
In 2021, we experienced a cyberattack that targeted one of our subsidiaries, Wirecard Brazil Instituição de Pagamento S.A. (formerly Wirecard Brazil S.A.), or MOIP, which we acquired in October 2020. The incident occurred between September 25, 2021 and September 29, 2021, during which the hackers demanded that specified payments be made to prevent the public disclosure or sale of the targeted data that was compromised, which included personal profile information of MOIP customers. At the time of the cyberattack, MOIP had a distinct and separate IT server and operating environment from the rest of our IT platform and systems, and therefore none of our databases, customer information or systems were subject or comprised during the incident, or formed part of the compromised data, beyond those independently within the MOIP IT environment. We promptly followed the requirements of applicable Brazilian law, including the filing of a formal report with the Brazilian Data Protection Authority (Autoridade Nacional de Proteção de Dados Pessoais), or the ANPD, and the Central Bank on October 7, 2021, followed by delivery of further requested information to the ANPD on January 5, 2022 and April 8, 2022. In February 2024, the matter was closed by the ANPD. Our review of the incident did not identify evidence of unauthorized access to sensitive information, such as passwords or credit card details, and our information technology systems (including the MOIP IT environment) were operating normally. For more information, see “Item 4. Information on the Company—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”
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
Since the COVID-19 pandemic, our remote work practices have expanded and, as a result, the risks related to cybersecurity failures in our internal systems have also risen. As such, interruptions or flaws in our information technology systems, such as in our telework systems, accounting calculations and billing, caused by accidents, malfunctions or malicious acts may impact our corporate, commercial or operational activities, which could adversely affect our business and results of operations, as well as our reputation and market reliability.
We believe that the risk of cyberattacks on companies like ours has increased in recent years and could increase even further as a result of the professionalization of cybercriminals, current geopolitical instability related to ongoing global conflicts and retaliatory responses to sanctions, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. Additionally, our operations are at risk of cyberattacks targeting Brazil’s critical infrastructure, on which our information technology systems rely. Given that we do not control this infrastructure, our capacity to shield our information technology systems from the fallout of such attacks is limited, potentially impairing our ability to serve our customers effectively.

Cyberattacks have become increasingly sophisticated and diffuse. We keep critical client information in our database, which may be the subject of cyberattacks by individuals seeking unauthorized access to such information for misuse. As such, failures to protect our clients’ personal data, as well as nonconformance with the applicable legislation, may give rise to additional costs and adversely affect our image and reputation.
As data privacy and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy and cybersecurity issues have become the subject of increasing legislative and regulatory focus. A marked increase in scrutiny from the SEC regarding the adequacy of risk disclosures related to cybersecurity and data privacy significantly enhances the likelihood of inquiries into the company's cybersecurity practices and the accuracy of its related disclosures. Preparing for and addressing any such investigations could result in substantial distractions for the company’s management and the diversion of essential resources from its core operations. For more information, see “Item 16K. Cybersecurity.”
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
On February 27, 2023, ANPD issued the dosimetry regulation, which establishes the criteria to be used when any administrative sanctions are applied. Although the regulation still includes some vague definitions (such as what entails large-scale data processing), it clarified the elements ANPD takes into account when analyzing a data related incident, such as recurrence (incidents up to five years apart), good faith, cooperation, transparency, proportionality and the adoption of best practices and governance policies. According to the regulation, any administrative sanction applicable to any violation of the LGPD will depend on: (i) the classification of the infraction as “slight,” “medium” or “serious”; and (ii) ANPD’s understanding of the proportionality of the sanction in relation to the infraction committed.
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
Personal data subjects are entitled to the following rights, which we must ensure: (i) to obtain confirmation of existence of personal data processing, (ii) to access their personal data, (iii) to correct all incomplete, inaccurate or outdated personal data, (iv) to carry out portability processes to transfer personal data to another service or product, in accordance with the additional regulations to be set forth by the ANPD, (v) to request the deletion of processed personal data based on consent, or the right to revoke their previously given consent, (vi) to obtain information on government and private-sector entities with whom those responsible for data processing have shared their data, (vii) to be allowed to deny consent to personal data processing and to be advised of the consequences of that denial, and (viii) to request the review of decisions made solely based on automated processing. The LGPD also establishes that the following information must be provided to data subjects, including through privacy notices: (i) the specific purpose of such processing, (ii) processing methods and duration, (iii) the identity of the data controller, (iv) the contact information of the data controller, (v) information with regards to the sharing of personal data with third parties and its purpose, (vi) description of responsibilities, particularly the responsibilities of the processing agents involved, and (vii) we expressly mention the data subjects’ rights provided above.

We may be required to indemnify users affected by violations of their rights as data subjects, such as their right to transparency or to obtain information on the processing of their personal data. Should we disclose insufficient information regarding data processing as required by the LGPD, we may also be subject to administrative sanctions imposed by personal data protection, consumer protection or public interest protection agencies and entities, including the ANPD. Noncompliance with any LGPD provisions may lead to the following: (i) individual or class actions being filed seeking damages due to breaches not only of the LGPD, but also of any sparse and industry-specific data protection laws still in force and (ii) the imposition of the penalties set forth by the Consumer Protection Code and the Civil Framework for the Internet by certain consumer protection agencies, as they have been acting in this regard well before the effectiveness of the LGPD, administrative penalties levied by the ANPD, particularly in cases of violations of the LGPD.
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
The Central Bank has duly authorized PagSeguro Brazil and Wirecard Brazil Instituição de Pagamento S.A. (formerly Wirecard Brazil S.A.), or MOIP, to operate as payment institutions, and it has authorized BancoSeguro S.A., or BancoSeguro, to operate as a financial institution. Both PagSeguro Brazil and MOIP are licensed by the Central Bank as payment institution issuers of electronic currency and as acquirers. PagSeguro Brazil’s authorization to operate under such categories was issued by the Central Bank on October 17, 2018, and, on March 18, 2019, PagSeguro Brazil was authorized by the Central Bank to operate as a payment institution issuer of post-paid instruments (such as credit cards) within third-party payment schemes. Currently, our digital payments activity performed by PagSeguro Brazil and MOIP as payment scheme settlors is exempt from authorization. In March 2023, the Central Bank authorized PagInvest Corretora de Títulos e Valores Mobiliários Ltda., or PagInvest, to operate as a securities broker-dealer (corretora de títulos e valores mobiliários). In October 2023, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, also authorized PagInvest to provide custody services. Our investment related activities in the securities market, currently conducted by BancoSeguro through our investment platform, will gradually transition to PagInvest.
Abroad, our activities extend over multiple jurisdictions in Latin America, such as Chile, Colombia, Mexico and Peru, which possess complex regulatory and legal frameworks. As a result of this, we are required to comply with a wide range of laws and regulations in the countries where we operate or do business, including anti-corruption, international sanctions, anti-money laundering, data protection, privacy of personal data, and related laws and regulations. Our governance and compliance processes, which include the review of internal control over financial reporting, may not timely identify or prevent breaches of legal, regulatory, accounting, governance or ethical standards required by these jurisdictions. Our failure to comply with applicable laws and other standards imposed by these jurisdictions in which we operate could subject us to investigations by authorities, litigation, fines, loss of operating licenses, disgorgement of profits, involuntary dissolution and reputational harm.

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
BancoSeguro is licensed in Brazil as a multi-purpose bank, with commercial and investment banking portfolios. As a financial institution, BancoSeguro is subject to Law No. 4,595/1964 and the rules issued by the National Monetary Council (the Conselho Monetário Nacional, or CMN), and the Central Bank. Brazilian financial institutions are subject to extensive government regulations, including those relating to: (i) minimum capital requirements; (ii) compulsory deposits/reserve requirements; (iii) investment requirements in fixed assets; (iv) lending limits and other credit restrictions; (v) accounting and statistical requirements; (v) price and salary controls; and (vi) tax policy and regulation. Additionally, within the scope of its investment banking portfolio, BancoSeguro, through our investment platform, acts as a distributor of securities (currently, third party investment funds) and as an intermediary in securities markets, and in this regard BancoSeguro is regulated and supervised by the CVM, in accordance with Law No. 6,385/1976 and the rules issued by the CVM and by BSM Supervisão de Mercados (the self-regulatory division of the Brazilian stock exchange, the B3). Brazilian payment institutions and financial institutions have no control over government regulations applicable to their activities. Any changes in such regulations could adversely affect the operations and financial results of BancoSeguro, MOIP, PagSeguro Brazil and PagInvest.
For instance, Law No. 14,690/2023 was published on October 3, 2023 which established a new limit on the interest and financial fees charged on the outstanding balances of credit card invoices in the categories of revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito). On December 21, 2023, the CMN and the Central Bank regulated, through Resolution No. 5,112 and Resolution No. 365, the limit provided for in Law No. 14,690/2023. Under these new rules, the total amount of interest and financial charges that may be levied on revolving credit or installment credit balances cannot exceed the original amount of the debt financed. This limit applies to all issuers of credit cards and other post-paid payment instruments.
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
We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks and that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; data protection, privacy and cybersecurity laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to consider the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment. Any additional privacy laws or regulations could seriously harm our business, financial condition or results of operations.

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
At the municipal level, the Brazilian government enacted Supplementary Law No. 157/2016, which imposed changes regarding the taxes applied to services we render. Once these changes are enforced, our taxes will be due in the municipality in which the acquirer of our services is located, rather than in the municipality in which our facilities are located. This obligation took force in January 2018, but its enforcement has been delayed by Direct Unconstitutionality Action No. 5835, or the ADI, filed by taxpayers. The ADI challenges Supplementary Law No. 157/2016’s constitutionality before the Brazilian Federal Supreme Court, or STF, arguing that the new legislation would adversely affect companies due to the increased costs and bureaucracy that would come with making ISS tax payments to several municipalities and complying with tax reporting obligations connected therewith. Moreover, the Brazilian government enacted Supplementary Law No. 175/2020, which implemented additional changes to the collection of ISS taxes on certain services, including debit or credit card services, and provided that ISS taxes due for the rendering of these services be paid to the municipality in which the recipient of the service is located. In June 2023, the Brazilian Supreme Court declared the provisions of Supplementary Law 157/2016 and Supplementary Law 175/2020, which required the payment of ISS taxes to the municipality in which the acquirer of the service is located, unconstitutional. As a result, the payment of ISS taxes are due to the municipality in which the service provider’s headquarters are located.
The Brazilian government has been studying a substantial tax reform in Brazil which demonstrated significant progress in the year-end 2023, with more expected in 2024. This tax reform includes a proposal to eliminate the current exemption from income tax on dividend payments. Should this change be implemented, it would lead to higher tax liabilities on dividends or distributions made by Brazilian companies, potentially affecting our ability to receive future cash dividends or distributions net of taxes from our subsidiaries. It is not possible to precisely predict if and how potential changes may affect our business, but it is advised that prospective investors consult their tax advisors for reviewing potential impacts associated with these potential changes in the applicable tax law.

On December 20, 2023, the Brazilian Congress passed a tax reform on consumption (Constitutional Amendment Nº 132 - EC 132/2003), which is expected to come into effect within a seven-year transition period starting from 2026. This constitutional amendment aims at simplifying the Brazilian tax framework. It provides for, among other things, (i) the removal of five taxes (except in limited circumstances), including the existing value-added taxes (VAT) known as ICMS, the ISS, the tax on manufactured products, or IPI, PIS and COFINS, and (ii) the creation of two new VATs, namely the State/Municipal Tax on Goods and Services (Imposto sobre Bens e Serviços), or IBS, and the Federal Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or CBS. Tax collection on the new VATs will be implemented by taxing consumption (rather than a tax on production and/or revenue, as in the prior system). According to EC 132/2023, the IBS and CBS will be regulated by a complementary law, which is yet to be drafted and approved. Different IBS and CBS rates may apply to specific goods and services listed in the Brazilian Constitution, with tax reductions included in the amendment that can range from 30%, 60% or 100% (e.g., medicines, agricultural products, education and others). Specific regimes will also be applied to sectors expressly listed in the Brazilian Constitution, with rules that will be regulated by a complementary law (e.g., fuel, financial services and others).
The Brazilian government established 19 working groups with states and municipalities to bring EC 132/2023 into force. They will have 60 days to prepare preliminary bills of complementary law to regulate the constitutional amendment, which then must be submitted for review in up to 180 days. We are still assessing this new tax reform, and we are unable to quantify the expected impact of EC 132/2003 on our financial position and profitability. Furthermore, EC 132/2023 also set a deadline of 90 days for the government to submit a bill of law to the Brazilian Congress proposing an income tax reform, as well as a proposal for a change in payroll taxation. According to the Extraordinary Secretariat for Tax Reform, this deadline technically ended in March 2024. However, there are no sanctions applicable if the government did not meet the deadline. In light of the complexity of the matter, there is no certainty on a timeline for the proposal of those changes.
Finally, there have been recent changes in the Brazilian tax legislation concerning the taxation of Brazilian investment funds, including FIDCs, by means of Law 14,754 of December 12, 2023 (Law 14,754/2003). According to this new legislation, one of these changes imposes that from 2024 onwards, the earnings derived from any investment in closed-end FIDCs shall be subject to a semi-annual tax due on the last business day of May and November, at the rates of 15% (in the case of long-term-FIDCs) or 20% (in the case of short-term FIDCs), irrespective of actual distributions, unless those FIDCs qualify as investment entities (as defined by Law 14,754/2023 and Resolution CMN 5,111/2023). PagSeguro Brazil’s FIDC administrator has indicated that its FIDC qualifies as an investment entity according to Law 14,754/2023 and Resolution CMN 5,111/2023, and therefore Law 14,754/2023, should not impact our business.
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
We compete in markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We compete with existing providers of digital payment solutions, in-person payments via POS, free digital accounts, prepaid, debit, credit cards, loans, insurance distribution and acquiring activities. In the online digital payments market, we compete primarily with international online payment services and regional players. In the POS payments market, we compete primarily with international players and regional players. As is the case with the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, Pix (a 24/7 instant payment platform sponsored by the Brazilian government), money orders and electronic bank deposits.
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
Furthermore, we may offer new financial products under BancoSeguro. The arrival of new financial products could have a variety of consequences for us. New financial products and technologies may increase our costs and risks associated with governmental regulation and investments in new technology. The costs of compliance with regulation and upgrading our infrastructure and technology to provide financial services could be significant. For example, we recently began offering a new service that allows our customers to buy, hold and sell quotas for investment funds in cryptocurrencies, some of which are also managed by third parties. Through our investment platform (the digital asset management platform available and used by our customers), our customers can invest in digital currencies through a new cryptocurrency investment fund. Any failure by us or our partners in maintaining the necessary controls or managing cryptocurrency assets and funds appropriately, including maintaining compliance with applicable regulatory requirements and addressing any cybersecurity considerations, could result in potential losses of cryptocurrencies, reputational harm, regulatory enforcement actions, significant financial losses, result in customers opting to discontinue or reduce their use of our and our partners’ products, or result in significant penalties, fines or additional restrictions, which could cause an adverse impact on our business, operating results or financial condition. The significant regulatory uncertainty regarding cryptocurrency assets and cryptocurrency trading platforms, including in Brazilian markets, may restrict, limit or regulate in an excessive or burdensome manner the investments made in cryptocurrency assets or prohibit the use of such assets in the market (including any related transactions in different jurisdictions), which could adversely affect our activities, the manner in which we currently conduct some aspects of our business and, as a result, our financial condition or results of operations. Consequently, we are subject to potential litigation from clients who may experience impacts on their investments in cryptocurrency due to market volatility or as a result of operational failures, including from the uncertain regulatory landscape.
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
Increases in interest rates may harm our business
Processing consumer transactions made using credit cards, as well as providing early payment of receivables to merchants when consumers make credit card purchases in installments, both make up a significant portion of our activities. In general, when Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards; and fewer merchants may decide to use our early payment of receivables feature if our overall financing costs require us to increase the discount rate we charge for this feature. Either of these factors could cause our business activity levels to decrease.
Following significant decreases in Brazilian and global interest rates from the start of the COVID-19 pandemic, in March 2021, the Central Bank began increasing the SELIC interest rate, which was 2% p.a. at the beginning of 2021, and reached 13.75% p.a. in December 2022. This increase resulted in a significant reduction in our margin, and in October 2021, we decided to raise the prices we charge our merchants, mainly affecting merchants who were benefiting from promotional prices. Implementing these price increases has been done over a period of time and were intended to offset a portion of the resulting cost increases such that we maintain a rate of customer churn close to our historical levels. Following improved inflation rates observed in Brazil in mid-2023, after remaining steady at 13.75% p.a. between August 2022 and August 2023, the Central Bank reduced the interest rate by 0.50% p.p. in August 2023, followed by four additional reductions of the same magnitude between September 2023 and January 2024. However, market uncertainty remains about the inflation and interest rate levels in Brazil. Any increases in the Brazilian interest rate levels in addition to other factors could lead us to implement further price increases (similar to what we have done in the past), which may cause an adverse effect on our business or financial results.
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
In order to increase the number of suppliers for the POS devices we use, on December 6, 2022, we entered into an equipment supply agreement and started a new commercial relationship with Cal-Comp Indústria e Comércio de Eletrônicos e Informática Ltda., or Cal-Comp Brazil, and Newland Payment Tecnologia do Brasil Ltda., or Newland Brazil. Consideration payable to Cal-Comp Brazil and Newland Brazil under this agreement is determined by the number of POS devices we order on an ongoing basis.
The agreements for the components used to manufacture our POS devices are entered into directly by the manufacturers. We do not engage or participate in the negotiation of these agreements and we do not enter into agreements with the suppliers of our manufacturers. As a result of our reliance on our POS device manufacturers, we are exposed to the risk of shortages and delays in the supply of the components they require to manufacture our POS devices. If our manufacturers cannot find alternative sources of supply, we could be subject to shortages or delivery delays or other issues (such as the delay in the assembly of the POS devices), and as a result our business operations or financial results could be adversely affected.
A number of other supply-chain risks, including strikes or shutdowns, or loss of or damage to our POS devices while in transit or in storage, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, or the inability of our manufacturers to obtain the necessary parts or components from alternate supply sources at acceptable prices or in a timely manner (including difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices) could undermine our ability to provide our POS devices or other services to our merchants. This could damage our relationships with our clients, prevent us from acquiring new clients, and adversely effect our reputation in the market, which may cause an adverse affect on our business operations or financial results.

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
If we do not effectively and accurately meet our reporting obligations regarding nonfinancial information, including any climate-related information and ESG reporting that we provide publicly, our results of operations and our business may be adversely affected.
The global financial industry has seen a significant shift towards integrating environmental, social, and governance, or ESG, considerations into business operations, driven by increasing investor and regulatory focus, and we are subject to disclosure controls and procedures, particularly in areas of financial and nonfinancial reporting (including any climate-related and ESG reporting). However, there are still uncertainties regarding the actions required to meet climate, environmental, and social goals that pose a risk to our business, which is compounded by the potential for noncompliance with policies, employee misconduct, or fraud, leading to regulatory sanctions, civil claims, and reputational or financial harm.

The Central Bank has been proactive in this sense, issuing a series of new regulations and standards focusing on the management and governance of social, environmental and climate risks. These regulations apply to financial institutions’ products, services and activities, as well as those of their counterparties, controlled entities, suppliers and outsourced service providers. Key regulations include (i) CMN Resolution No. 4,943, which amends CMN Resolution No. 4,606 to better define and manage social, environmental and climate risks, (ii) CMN Resolution No. 4,944, which addresses continuous risk management and amends CMN Resolution No. 4,606, (iii) CMN Resolution No. 4,945, which replaced CMN Resolution No. 4,327 of April 25, 2014, to update the Social and Environmental Responsibility Policy (Política de Responsabilidade Socioambiental), or PRSA, to include climate aspects and reduce the review period from five to three years, (iv) Resolution No. 151, of October 6, 2021, which regulates the remittance information regarding social, environmental and climate risks addressed in CMN Resolution No. 4,557, related to exposures in credit and securities transactions, as well as those of the respective debtors under these transactions, identification, economic sector, risk aggravating and mitigating factors, among others. Additionally, in line with the “Sustainability” pillar of the “Agenda BC#” and following Public Consultations Nos. 82, 85, and 86, new rules were published to improve disclosure and governance related to social, environmental and climate risks. These rules aim to align national regulations with international ESG standards, including the recommendations of the Task Force on Climate-related Financial Disclosures. Notably, Resolution No. 139 mandates the annual publication of the Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas, or the GRSAC Report) by financial institutions classified in S1, S2, S3 or S4, detailing social, environmental, and climate risks and opportunities, which must be published annually with the base date of December 31, within a maximum period of 90 days from December 31, and made available on their websites for five years.
The financial sector also faces physical risks from climate change, including extreme weather events like flooding, wildfires and prolonged droughts. Recently, Brazil experienced extreme weather in 2023, understood to be attributed to the El Niño phenomenon, which underscores the importance of integrating climate risks into operational and risk management frameworks. Failure to adequately address these risks could adversely affect our business growth, profitability and financial condition, including disruption to our operations or those of our customers or third parties on which we rely and do business.
On March 6, 2024, the SEC issued its final rule, the SEC Climate Rule, that requires registrants to provide certain climate-related disclosures in their annual reports and registration statements, commencing with annual reports for the year ending December 31, 2025. These disclosures are expected to require significant climate-related information to be provided by U.S. public companies, including us, covering evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and the financial impact of physical and transition risks. As a result of the SEC Climate Rule, our legal, accounting and other compliance expenses may increase significantly, and compliance efforts may divert management time and attention. We may also be exposed to legal or regulatory action or claims as a result of these new regulations. On April 4, 2024, the SEC announced that it had voluntarily stayed the SEC Climate Rule pending judicial review. We are not able to predict when or if the SEC Climate Rule will become effective, and we cannot anticipate the impact of the SEC Climate Rule on our business and compliance requirements and disclosure obligations.
Moreover, we are exposed to the risk that our assessment that a product or service we provide, or an investment that we have made, is socially or environmentally responsible, will be challenged by customers, regulators or third parties. There has been increased investor and regulatory focus on ESG-related practices of financial institutions. A growing interest on the part of investors and regulators in ESG factors, and increased demand for, and scrutiny of, ESG-related disclosures by financial institutions, has likewise increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of our self-managed investment funds, or of our and our funds’ ESG efforts or initiatives, commonly referred to as “greenwashing.” Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

Man-made or natural disasters, including extreme weather conditions due to climate change (high temperatures, floods, thunderstorms) or other unexpected events could adversely affect networks, systems, infrastructure and service continuity.
Our operations may be suspended or interrupted for an indeterminate period in case of adverse events that are likely to damage our business infrastructure or Brazilian infrastructure, on which our services depend. These events include natural disasters, storms, cyclones, climate change or other environmental events, and man-made disasters, including fires, explosions and geopolitical disruptions due to civil unrest or health crises (such as the COVID-19 pandemic), or any other unexpected events. Climate change represents systemic risks that, when realized, can result in socio-economic, financial and environmental impacts potentially affecting the fulfillment or implementation of our business and financial strategies and objectives.
When examining the physical risks associated with climate change, the increasing frequency of extreme weather events such as storms, heatwaves and wildfires can lead to significant damage to our infrastructure or Brazil’s infrastructure causing failures in our information transmissions or delays in the supply chains we depend on. When severe natural disasters occur frequently, there is a risk that any damage to our infrastructure or the infrastructure we depend on will not be able to be repaired and restored in a timely and cost-effective manner. Our customers and merchants similarly face these risks in their business and operating activities.
From September to November 2023, the South and Southeast regions of Brazil were significantly affected by the adverse effects of climate change. In the Southern region, extreme weather events were caused by an extra-tropical cyclone impacting energy supply in certain regions in Brazil. In the State of São Paulo, part of the Southeast region of Brazil, winds exceeding 100 km/h affected the state's energy supply. The growing likelihood of damage to our infrastructures or the infrastructure we depend on due to extreme natural disasters could have a material adverse impact on our operations. Rising mean temperatures could increase our operating costs mainly due to the increase in refrigeration needs of our equipment or the replacement of equipment that becomes damaged. High temperatures also can affect the transmission of information resulting in failures, write-offs and early retirement or certain equipment and therefore increase the risk of severe disruption.
When considering the transition risks of climate change, an increased cost of energy stands out for having the most substantial financial impact. The financial services and banking sector is not especially dependent on fossil fuels but is very dependent on electricity consumption, so an increase in electricity prices due to a shortage of natural resources or droughts (considering Brazil’s reliance on hydroelectric power) could have a significant impact on our energy related operating expenses.
If we are unable to mitigate or prevent any such damage in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have an adverse effect on the continuity of our operations, our financial results and compliance with applicable regulations.
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
Furthermore, geopolitical instability arising from conflicts, such as the recent conflict in the Middle East and the ongoing war in Ukraine, and the resulting imposition of sanctions, taxes or tariffs against Russia and its response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Such events could have an adverse effect on our business and financial performance through increased worldwide inflation, greater compliance costs, higher volatility in foreign currency exchange rates, destabilized supply chains and further market disruptions, including from cyberattacks targeting technologies that we rely on or the markets in which we or our customers operate.

The World Bank in its January 2024 World Economic Outlook forecasted 3.1% growth for the world GDP in 2024 and 3.2% in 2025. In this recent study, the World Bank indicated that, “with disinflation and steady growth, the likelihood of a hard landing has receded, and risks to global growth are broadly balanced.” This slightly more optimistic short-term forecast compared to what was previously expected last year is due to factors such as the resilience of the United States economy and certain emerging markets, in addition to economic policy measures by the Chinese government. However, uncertainties remain and GDP growth is still expected to be below the historical average due to high interest rates to contain inflation, less fiscal support from governments and low productivity growth. Due to the inherent uncertainty in the Brazilian domestic and the international economy, and the challenges facing existing levels of globalization that connects markets globally, any of the foregoing could adversely affect the financial services sector and, consequently, our business, results of operations and financial condition, and could cause the trading price of our Class A common shares to decline.
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
We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card as well as bank and payment accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures, we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. For example, in 2021, we experienced a cyberattack that targeted our subsidiary MOIP, which was disclosed to the ANPD and considered a closed matter in February 2024. For more information about that incident, see “Our business is subject to cyberattacks and security and privacy breaches.” We continue to monitor and review, on an ongoing basis, our information technology systems, policies and security in an effort to avoid or remedy weaknesses, vulnerabilities or deficiencies. For more information, see “Item 4. Information on the Company—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”
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
BancoSeguro, PagSeguro Brazil, MOIP and PagInvest may have insufficient capital to meet the capital requirements of the CMN and the Central Bank.
Brazilian financial and payment institutions must comply with the rules of the CMN and the Central Bank on capital adequacy, including minimum capital, which generally follow the Basel III regulatory framework. We cannot guarantee that our affiliates BancoSeguro, PagSeguro Brazil, MOIP and PagInvest, upon increasing their operations, will have sufficient funds or resources available for their respective capitalization in the future, which could result in their inability to meet the capital adequacy requirements of the CMN and the Central Bank.

In addition, non-compliance with capital adequacy requirements may adversely affect the ability of these affiliates to distribute dividends and interest on equity to shareholders and may adversely affect their ability to operate and lend, which could cause these affiliates to sell their respective assets or take other measures that may adversely affect our operating results and financial condition. If any of BancoSeguro, PagSeguro Brazil, MOIP or PagInvest were not able to comply with these capital adequacy requirements, regulators may impose sanctions, including administrative proceedings, fines, disqualification of directors and even withdrawal of authorization, which could have a material adverse effect on our operations and financial condition.
Moreover, in 2022, the Central Bank enacted a set of new rules applicable to payment institutions, increasing the capital and prudential requirements to which we are subject. This framework includes Central Bank Resolutions No. 197/2022, 198/2022, 199/2022, 200/2022, 201/22 and 202/2022, all issued on March 11, 2022. These rules came into force in July 2023, and the new prudential requirements will be enforceable according to their respective implementation calendar, with full implementation taking place in January 2025. We may be subject to more strict prudential requirements as a result of this new regulatory framework.
Under this new regulation, certain Brazilian operating entities in our Group structure composed of BancoSeguro, PagSeguro Brazil, MOIP and PagInvest, will be classified as a Type 3 conglomerate, which is defined as a prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Central Bank subject to Law No. 4,595/64. For additional information, see “Item 4.—Regulation—Regulation of the Payment Industry in Brazil—Recent Developments on Regulatory Capital Requirements for Payment Institutions”.
If any of BancoSeguro, PagSeguro Brazil, MOIP or PagInvest are not able to comply with the new regulatory capital requirements, the Central Bank may impose sanctions, which could have a significant adverse effect on our operations and financial condition.
BancoSeguro’s, PagSeguro Brazil’s, MOIP’s and PagInvest’s businesses are highly dependent on the current Brazilian regulatory environment, and changes in regulation may affect our results and the development of our activities.
The Brazilian government has historically implemented or modified regulations that affect Brazilian financial institutions and payment institutions as part of its economic policy implementation. Such regulations are continuously modified by the Brazilian government to control credit availability and to reduce or increase consumption, among other objectives. Some of these controls are temporary in nature and may be modified from time to time in accordance with Brazilian government credit policies. Other controls have been introduced and have either remained stable or were gradually reduced. Such changes may adversely affect the future operations and revenues of BancoSeguro, PagSeguro Brazil, MOIP or PagInvest, and consequently, our overall future operations and revenues.
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
In connection with our acquiring business, we pay transaction fees to card schemes, banks and other intermediaries that vary according to the method chosen by consumers to fund payment transactions. These transaction fees are higher when consumers fund payments using credit cards, and lower when consumers fund payments with debit cards. Transaction fees are nominal when customers fund payment transactions by digital transfer of funds from bank accounts, and we pay no fees when customers fund payment transactions from an existing PagBank account balance. Our financial success is therefore sensitive to changes in the proportion of our business funded by consumers using credit, debit and prepaid cards, which would increase our costs if we were unable to adjust the rates we charge our customers accordingly. Consumers may resist funding payments by digital transfers from bank accounts because of the incentives offered by credit cards, for example, or general concerns about providing bank account information to a third party.
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
Brazil has a series of strict consumer protection laws, referred to together as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or TAC. Brazilian Public Prosecutors may also commence investigations of alleged violations of consumer rights, and the TAC mechanism is also available as a sanction in those proceedings. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutors may also file public civil actions against companies who violate consumer rights, seeking strict observation of the consumer protection laws and compensation for any damages to consumers.
As of December 31, 2023, we had approximately 15,901 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for non-compliance that could have a negative impact on our results of operations.
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
We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. As of December 31, 2023, we have recorded R$ 91.5 million in provisions for current civil and labor proceedings and 5.7 million in provisions for non-current proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.
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
We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly PagSeguro Brazil, our Brazilian operating company. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares or Class B common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares,” “Risks Relating to Our Class A Common Shares—We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.” and “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”

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
Even though the World Health Organization has lifted the public health emergency and pandemic status for COVID-19, the aftermath of the pandemic continued to influence the macroeconomic climate in 2023, with potentially lasting effects. The possibility of a COVID-19 resurgence, alongside new variants or other highly infectious diseases, poses a substantial risk to our operational stability, financial health, liquidity and performance outcomes.
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
•labor and social security regulations;
•the effects of climate change, including transition risks, physical risks and other risks that could adversely affect us; and
•other political, social and economic developments in or affecting Brazil.

In 2023, the Brazilian government began to address two important issues, the tax system reform and the approval of a new fiscal framework, which depending on the content of such reforms and proposals, may affect the macroeconomic prospects of the country. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise. Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares.
As of late 2023 and early 2024, significant progress has been made regarding the tax system reform in Brazil. Specifically, Brazil’s Federal Senate and the Lower House have approved a constitutional amendment bill for a tax reform involving federal, state, and municipal indirect taxes. This reform aims to introduce a dual VAT system consisting of a Tax on Goods and Services, or IBS, and a Contribution on Goods and Services, or CBS. The IBS is intended to replace the state VAT, or ICMS, and the municipal tax on services, or ISS, while the CBS will substitute the federal PIS/COFINS contributions and the federal excise tax on manufactured products, or IPI. The reform will be implemented over a transitional period of seven years, beginning in 2026. Initially, the CBS and IBS will be introduced at rates of 0.9% and 0.1%, respectively. These rates will gradually increase, with the phasing out of the PIS, COFINS and IPI starting from 2027. By 2029, the ICMS and ISS will be gradually reduced, and the rates for CBS and IBS will continue to increase, with full implementation expected in 2033. These developments indicate a significant overhaul of Brazil’s tax system. This reform could potentially affect macroeconomic prospects and economic performance in Brazil, thereby influencing the performance of businesses and securities, including our Class A common shares.
The Brazilian government’s policy agenda for 2024 faces numerous uncertainties, encompassing factors such as upcoming municipal elections, the anticipated elections for leadership positions in the Senate and the Lower House in 2025, the dynamics between the executive, legislative and judiciary branches, as well as interactions among major political parties. Additionally, potential alterations in monetary, fiscal and social security policies could impact the Brazilian economy. These factors could lead to economic instability within Brazil and heighten the volatility of securities of Brazilian companies like us.
Recent economic and political uncertainty regarding the monetary policy, a turbulent government transition and the new fiscal framework has led to higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations —Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending.”
Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.
The recent economic instability in Brazil due to uncertainties related to the Mr. Lula da Silva’s administration and new governmental fiscal and monetary guidelines has contributed to a decrease in market confidence and an increase in market volatility. The outlines of the proposed new fiscal framework and the tax reform, along with other political and economic developments, may lead to other declines in market confidence, in the Brazilian economy and a crisis in government.
For 2024, the economic outlook continues to face significant uncertainties. After recording a 5.0% growth in GDP in 2021, which was driven by the reopening of the economy after social restrictions imposed by the government were lifted in response to the easing of the effects caused by the COVID-19 pandemic, the Brazilian economy began to show signs of deceleration, especially in the second half of 2022, resulting in a 2.9% growth in GDP in 2022. The Brazilian economy also grew by 2.9% in 2023, and such growth was mainly driven by the agricultural sector. As of January 2024, according to the IMF, Brazil’s GDP growth rate for 2024 is estimated to reach 1.7%, since several structural challenges persist, showing that Brazil’s growth trajectory is expected to be far below its peers. In addition, the uncertainty in global markets caused by the ongoing war in Ukraine, the recent crisis in the U.S. and Europe banking system and the escalation of the conflict in the Middle East (Gaza and surrounding areas) may contribute to lower rates of global GDP growth.
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
After presidential elections in November 2022, a number of antidemocratic events on January 8, 2023 occurred, including the blockade of highways by truck drivers and the invasion of key governmental buildings in Brasília by demonstrators. The aftermath saw Ibaneis Rocha, the Governor of the Federal District, temporarily removed from office, and former Security Secretary Anderson Torres arrested, both linked to the failure in preventing the invasions. As investigations continued, high-profile operations like the Incúria Operation targeted Federal District authorities for their conduct during the events, leading to preventive detentions. The Brazilian Supreme Federal Court (STF) also began trials against individuals involved, resulting in 20 convictions by October 27, 2023. Furthermore, a parliamentary probe was initiated, culminating in a report recommending the indictment of 61 people, including former president Jair Bolsonaro, for their roles in the January 8 events. Additionally, investigations extended beyond the January 8 incidents, targeting other alleged illegal activities. The Federal Police launched Operation Lucas 12:2 to probe criminal embezzlement and money laundering, involving the illegal sale of goods abroad by individuals leveraging their official positions, with former president Bolsonaro and his wife Michele under scrutiny. STF judge Alexandre de Moraes authorized numerous investigative actions, including the approval of a plea agreement for Mauro Cid, Bolsonaro’s former aide, arrested for allegedly falsifying COVID-19 immunization records and participating in illegal sales of goods. We cannot predict the outcome of these investigations or any further related investigations that may be initiated, or whether such an outcome could adversely affect us or the Brazilian economy.
With the end of certain checks and balances on government spending in 2022, a federal budget deficit was expected for 2023. In 2022, the nominal expansion of GDP contributed to an increase in nominal tax revenues as a result of inflation, a return of in person working, record commodity prices and a series of short term measures adopted in Brazil (increase in the social aid program “Auxílio Brasil” anticipation of the 13th salary, availability of R$1,000 from labor security funds (FGTS) and other measures). With the end of such efficiency gains, the Proposed Federal Government’s Budget Law (Projeto de Lei Orçamentária Anual) predicted a deficit of around R$60 billion in 2023, but that number was underestimated, considering that the estimated deficit did not reflect certain ongoing subsidies in 2023 (i.e. Auxílio Brasil and readjustments in income tax brackets). In fact, in 2023, Brazil's central government's primary budget deficit reached R$230.5 billion (approximately US$47 billion), marking a significant fiscal downturn that raises questions about the government's objective to achieve a balanced budget in 2024. In addition, government projections for the public debt trends in the next decade are more optimistic when compared to market projections. Actual economic performance is highly dependent on Brazil’s GDP growth.
Brazil’s Federal Government is expected to run a budget deficit for 2024 and in the years going forward. The proposed budget for 2024 outlines a projected primary deficit of R$13.31 billion (equivalent to 0.12% of the forecasted GDP). The economic assumptions underpinning the proposal anticipate an inflation rate of 3.5% and a GDP growth of 2.3% for 2024, and we cannot predict the impact of the budget deficit on the Brazilian economy. Political and economic instability in 2023 affected consumer confidence in Brazil, and the Getulio Vargas Foundation Confidence Consumer Index fell by 2.4 points in January 2024, the lowest since May 2023, which potentially reflects ongoing concerns regarding the economic outlook.

Additionally, the macroeconomic landscape is currently facing multifaceted challenges, including the war in Ukraine following the Russian invasion in early 2022, unrest in the Middle East (including the armed conflict in Gaza and Israel initiated on October 7, 2023 and the increased tensions between Israel and Iran), lasting setbacks from the COVID-19 pandemic, supply chain interruptions and bottlenecks, soaring energy costs, high inflation, and a significant crisis in the semiconductor and chip industry affecting a broad range of sectors. These issues may continue to affect logistics and supply chains, consequently disrupting the efficiency of our operations and service delivery involving our customers and merchants. The cumulative impact of these situations, along with unforeseen events, could deepen the ongoing global economic slowdown and could therefore negatively affect our business and financial results.
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
According to the IPCA, Brazilian inflation rate was of 4.50%, as of February 2024 considering the accumulated inflation over the prior 12-month period, and was 5.60%, 5.79% and 10.06% in 2023, 2022 and 2021, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC (Sistema Especial de Liquidação e de Custódia), the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, was 11.75% p.a., 13.75% p.a. and 9.25% p.a. in 2023, 2022 and 2021, respectively. As of March 31, 2024, the SELIC rate was 10.75% p.a. Conversely, Central Bank policies and severe interest rate fluctuations have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant additional interest rate increases, which could negatively affect us and increase our indebtedness.
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

The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, and R$3.2591 per U.S. dollar on December 31, 2016, reflecting a 16.4% nominal appreciation of the real against the U.S. dollar. Between the year-end 2016 and the year-end 2017, the real remained relatively stable, depreciating 1.5% against the U.S. dollar in nominal terms. Between year-end 2017 and 2018, the real depreciated greatly, by 16.9%, against the U.S. dollar, primarily as a result of (i) global U.S. dollar appreciation and the pressure on long-term interest rates in the U.S., (ii) an increase in Brazil’s risk premium, and (iii) lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. Between year-end 2018 and 2019, the real depreciated by 4.1% in nominal terms against the U.S. dollar, reaching R$4.0307 per U.S. dollar on December 31, 2019, primarily as a result of uncertainty regarding pension reform in Brazil and tensions in the US-China trade policy.
The real depreciated significantly in 2020, by 28.9%, due to the COVID-19 pandemic, the prospects for a global economic recession and a sharp increase in risk premiums, political crisis and volatility in financial markets. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.1967 per U.S. dollar on December 31, 2020 and R$5.5805 per U.S. dollar on December 31, 2021, corresponding to a devaluation of 7.3% in nominal terms, after reaching record levels close to R$5.7500 per U.S. dollar during different times throughout the year. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.5805 per U.S. dollar on December 31, 2021 and R$5.2177 per U.S. dollar on December 31, 2022, corresponding to a valuation of 6.5%. In early 2023, the exchange rate environment changed as a result of the economic effects of the ongoing war in Ukraine and the negative global supply scenario in addition to the uncertainty surrounding the new Brazilian Federal Government’s intended policies and reforms. In addition, the increase in the SELIC interest rate over the prior two years has also contributed to the strong appreciation of the real against the U.S. dollar. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177 per U.S. dollar on December 31, 2022, and R$4.8413 per U.S. dollar on December 31, 2023, reflecting appreciation of 7.2%. As of March 31, 2024, the exchange rate was R$4,9956 per U.S. dollar, reflecting depreciation of 3.2% as compared to the 2023 year-end exchange rate. However, there is no guarantee that the Brazilian real will not appreciate further or depreciate again against the U.S. dollar, or against any other currency in the future, as a result of the expected market trends, such as the extreme uncertainty in the international economic environment, the volatility in the capital markets, as well as political, fiscal and electoral uncertainties in Brazil.
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
Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, experiencing a contraction of 3.3% in 2016, growth of 1.3% in 2017 and 1.8% in 2018, and growth of 1.2% in 2019. Due to the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 underwent a contraction of 3.3% in GDP. At the end of 2020 and especially during the beginning of 2021, government stimulus packages, credit growth, and the gradual reopening of the retail and services industries allowed the economy to recover, which intensified at the end of 2021, after the successful vaccination campaign against COVID-19, leading to GDP growth of 5.0% in 2021. In 2022, despite a slowdown in the economic recovery, the services sector was primarily responsible for a 2.9% GDP growth. In 2023, despite high inflation and interest rates, and the job market losing momentum, Brazil registered a 2.9% GDP growth, mainly driven by the agricultural sector. As of January 2024, according to the IMF, Brazil's GDP growth rate is expected to be 2.3% for the year 2024. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of Brazilian securities, including the price of our Class A common shares.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of Brazilian companies may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, the ongoing war in Ukraine along with the armed conflict in the Middle East and their impact on the global economy and international relations, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
On March 11, 2020, the World Health Organization, or WHO, declared the outbreak of COVID-19 to be a pandemic, leading government authorities throughout the world to determine the best practices for taking preventive measures and treating infected persons. Consequently, the COVID-19 outbreak resulted in various governments throughout the world imposing restrictions relating to the movement of people in order to contain the spread of the virus, including travel restrictions, social distancing mandates and lockdowns. For more information on risks relating to COVID-19, see “Risks Relating to our Business and Industry—An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could seriously harm our business and results of operations. Furthermore, the spread of communicable diseases such as the COVID-19 outbreak on a global scale may affect investment sentiment, cause disruptions and result in sporadic volatility in global markets. As a result, the Brazilian economy and outlook may be affected, and consequently, our business and trading price of our common shares could be adversely affected.”
Crises and political instability in other emerging market countries, the United States, Europe or other countries, such as the global outbreak of COVID-19, could decrease investor demand for Brazilian securities, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union and on February 1, 2020, officially left the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. In the United States, increases in economic and political uncertainty and potential increases in interest rates may also create uncertainty in the Brazilian economy. The U.S. presidential and congressional elections are scheduled to take place in November 2024. The relationship between Brazil and the United States can be adversely affected depending on the outcome of the 2024 elections and we have no control over and cannot predict the effect of the administration or policies of the United States after the conclusion of these elections. These developments, including the spread of the COVID-19 pandemic and its economic effects in other countries, the ongoing war in Ukraine that escalated following the Russian invasion in early 2022, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.
We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. In recent years, Brazil had a fluctuating investment grade sovereign debt credit rating issued by the three main U.S.-based credit rating agencies, Standard & Poor’s, Moody’s, and Fitch.
Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB+ to BB in February 2016 and further reduced it to BB- in January 2018 with a stable outlook. In December 2019, Standard & Poor’s reaffirmed the BB- rating, raising the outlook from stable to positive. However, in April 2020, Standard & Poor’s downgraded Brazil’s public debt rating outlook from positive to stable, citing Brazil’s decrease in GDP for 2020 due to the COVID-19 pandemic and Brazil’s higher level of spending aimed at fighting COVID-19 and preventing mass layoffs. In November 2021, S&P reaffirmed Brazil’s BB- rating, with a stable outlook, based on the assumption that Brazil would be able to stabilize its increase in public debt. In June 2022, S&P reaffirmed Brazil’s BB- rating, with a stable outlook. On December 19, 2023, S&P upgraded Brazil’s sovereign rating from BB- to BB based on a scenario of fiscal stability, moderate economic growth, high but declining inflation and solid foreign exchange reserves. However, the agency warns of the possibility of a future downgrade if Brazil fails to control its public spending.
In August 2015, Moody placed Brazil’s Baa3 sovereign debt credit rating on review and downgraded Brazil’s sovereign credit rating in February 2016 to Ba2 with a negative outlook, citing the prospect of further deterioration in Brazil’s indebtedness figures amid a recession and challenging political environment. In April 2018, Moody reaffirmed the Ba2 rating but raised the outlook from negative to stable, citing expectations that the winner of the October 2018 presidential elections would pass fiscal reforms. In March 2020, Moody maintained Brazil’s stable rating, citing that Brazil’s response to COVID-19 mitigated the severe impact on growth but at some fiscal cost and that the deterioration of fiscal and debt metrics was expected to be temporary and limited to 2020 due to the shock of the COVID-19 pandemic. Moody’s reaffirmed Brazil’s Ba2 stable rating in February 2021. Since then, Moody has maintained this sub-investment grade rating on Brazil's sovereign credit with a stable outlook. In a statement issued in April 2022, the agency characterized the Ba2 rating with a stable outlook as a vote of confidence for recent changes in monetary and fiscal frameworks and mentioned the robust foreign exchange reserves as supporting to country’s credit profile.
Fitch downgraded Brazil’s sovereign credit rating to BB with a negative outlook in May 2016, citing the country’s rapidly expanding budget deficit and worse-than-expected recession, and further downgraded Brazil’s sovereign debt credit rating in February 2018 to BB- with a stable outlook. In November 2019, Fitch reaffirmed the BB- rating. In April 2020, Fitch reported that the spread of COVID-19, the drop in commodity prices, tighter external funding conditions and falling domestic financial asset prices will weaken economic growth in Latin America substantially in 2020, compounding downward pressure on sovereign credit profiles in the region. In May 2020, Fitch maintained Brazil’s credit rating at BB-, but changed its outlook from stable to negative, citing the deterioration of Brazil’s fiscal and economic environment and that both could worsen due to political uncertainties, as well as uncertainties regarding the duration and intensity of the COVID-19 pandemic. In December 2021, Fitch reaffirmed Brazil's BB- ratings with a negative outlook. According to the agency, this outlook reflected downside risks to the economy and public finances, and the debt trajectory in the context of tightened financing conditions and increased doubts about the credibility of the established spending ceiling, which is Brazil’s main fiscal anchor, following changes to its calculation to make room for additional social spending. In December 2022, Fitch reaffirmed Brazil’s BB- ratings, but changed the outlook to “stable” reflecting an expectation of slower growth and fiscal deterioration but without significant risk to broad economic stability. Fitch now rates Brazil at BB with a stable outlook, with their last upgrade issued on July 26, 2023.
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

Internet and AI regulation in Brazil is recent and still limited and several legal issues related to the internet are uncertain.
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
Additionally, regulation on artificial intelligence (AI) is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations.
AI regulation was included in the priority list of the Brazilian Senate for this year. The most noteworthy is a bill of law being discussed in the Senate under Bill of Law No. 2.338/23, which seeks to establish general national standards for the development, implementation, and responsible use of AI systems in Brazil, introducing potential compliance requirements, liability standards and certain usage restrictions. If enacted, Bill of Law No. 2.338/23 may impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems that could directly affect our operations.
In 2023, we began developing different initiatives involving the use of AI, which we believe shall be beneficial to our business for the coming years. These AI initiatives include the development of new features to assist customers in solving issues, such as (i) allowing customers to send a picture of the problem they are having with their card machine and the AI program will make a determination on whether the machine needs to be replaced or not, and (ii) conducting an AI analysis of a customer’s service history and data available through open finance portals to offer better services to the customer. Additionally, AI may be used to help develop code, which would accelerate coding and automated testing.
We may not be able to anticipate how to respond to these rapidly evolving laws and regulations. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes or result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our operating results, financial condition and prospects.

Risks Relating to Our Class A Common Shares
UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 85.90% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 36.79% of our issued share capital. As of March 31, 2024, UOL also held 799,804 of our outstanding Class A common shares. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 85.90% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
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
As of December 31, 2023, we have outstanding 209,148,916 Class A common shares (including treasury shares) and 120,459,508 Class B common shares. All Class B common shares are beneficially owned by UOL. The Class A common shares sold in our October 2019 follow-on offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
In July 2017, S&P Dow Jones, a provider of widely followed stock indices, announced that companies with multiple share classes, such as ours, would not be eligible for inclusion in certain of their indices. As a result, our Class A common shares are not eligible for these stock indices. Many investment funds are precluded from investing in companies that are not included in such indices, and these funds would be unable to purchase our Class A common shares if we were not included in such indices. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones in the future. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
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

Furthermore, the Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the ESA, in January 2019. We are required to comply with the ESA and related regulations and guidelines. As we are a Cayman Islands company, compliance obligations include assessing its operations to determine the required compliance (if any) with the ESA, filing an annual notification with the Cayman Islands Registrar of Companies disclosing whether we are carrying out any relevant activities within the meaning of the Economic Substance Act and to the extent required under the ESA, the filing of an annual return with the Department of International Tax Co-Operation. Where applicable, we must establish that our operations satisfy the economic substance requirements of the ESA. We are required to monitor our operations to ensure they remain in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject us to penalties under the ESA.
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our Memorandum and Articles of Association, and by Cayman Islands law including, without limitation, the Companies Act and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less prescriptive nature of Cayman Islands law in this area.
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
PagSeguro Digital is a foreign private issuer and, as a result, in accordance with the listing requirements of the New York Stock Exchange, or NYSE, we rely on certain home country governance practices from the Cayman Islands, rather than the corporate governance requirements of the NYSE.
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
ITEM 4.    INFORMATION ON THE COMPANY
1.History and development of the company
1.Our history
The company was created in 2006 under the brand PagSeguro at the time, aiming to democratize the payments and access to financial services in Brazil, mainly to small online sellers, by providing and promoting innovative solutions for diverse audiences and currently, PagSeguro Digital is serving over 31 million clients. Our activities in Brazil began in 2006, and throughout its history, PagSeguro Digital has consolidated its role as an acquirer and card issuer, in addition to providing complete solutions for online and in person payments (through mobile devices and POS terminals) with the widest variety of payment methods, such as credit, debit and meal cards, and has the largest acceptance network in Brazil, with more than seven million active merchants. Since our IPO in 2018, PagSeguro
Digital has been a public company listed on the NYSE and regulated by the U.S. Securities and Exchange Commission, or the SEC, with subsidiaries in Brazil and abroad, including companies regulated by the Central Bank. These Group companies are part of our prudential conglomerate and have Brazilian licenses as a financial institution (multiple bank and securities broker) and payment institution (issuer of electronic currency, issuer of credit cards and acquirer), having partnerships with the principal brands of credit cards.

In 2019, the company officially launched its digital banking operation, expanding democratization and financial inclusion beyond payments solutions, with three main objectives: to reduce financial expenses by diversifying funding sources through deposit growth, to reduce merchant churn by increasing the penetration of digital account services, and to diversify revenue streams beyond merchant discount rates and the prepayment of credit card receivables. In December 2023, we had 7,273 employees. Even with an extremely lean corporate structure compared to other financial institutions, one of PagBank’s main characteristics is its focus on innovation, creation of scalable products, and widespread financial inclusion. With headquarters in the city of São Paulo and operations in 100% of the Brazilian national territory, across more than 5,500 cities, our main mission is to develop disruptive products aimed at democratizing financial services in Brazil, offering sellers and consumers a complete digital ecosystem that is simple, mobile-first, safe and affordable.
PagSeguro Digital’s clients are companies of all types and sizes — from individual entrepreneurs, micro-merchants, and small businesses such as street vendors and beauty salons, to medium-sized companies in retail and other sectors – as well as digital account clients. PagSeguro Digital also has a growing presence in the business-to-business trade segment and offers specific products for beauty care professionals, self-employed professionals, individual micro entrepreneurs, or MEI, chauffeurs and taxi drivers, lawyers, physicians and dentists, commerce and brick-and-mortar stores, restaurants, bars, and snack bars.
Since its founding, PagSeguro Digital has followed initiatives for the development of an environment that is open to competition in the financial and digital means of payment sectors. That is why the company is a member of several industry associations, such as ABRANET (Brazilian Internet Association), ABECS (Brazilian Association of Credit Card and Service Companies), ABBC (Brazilian Association of Banks) and ANBIMA (Brazilian Association of Financial and Capital Market Institutions).
1.2.New lines of business
We have introduced several products and services during in recent years, which include the following:
•In December 2016, we launched “Parcelado comprador,” a technological tool made available to merchants, mainly to new entrants, which allows the seller to calculate the amounts to be received for their sales according to the different payment methods used, the respective payment terms and the transaction costs involved. This solution, already widely used by the market, was developed in the context of Law No. 13,455/2017, which provides the possibility for the seller to differentiate the price of goods and services corresponding to the payment method used by the buyer and/or due to the period of transaction payment. In other words, these features relate to calculating the price of the product, which may vary according to the instrument used and payment terms.
•In January 2021, we launched a pre-authorization card which allows a pre-authorized transaction to occur as credit and can be confirmed for a lower amount later if needed (never a higher amount). This service is aimed at the airline, car rental and hotel segments. This transaction requires a physical card to be completed.
•In May 2021, we launched Moderninha Profit, a payment terminal that was developed to meet the demand of a niche of sellers who do not need a touch screen device but instead insist on having a device with a printer.
•In April 2021, we launched PagPhone, a smartphone and card machine device. This device aims to ensure that the seller does not to lose sales, it accepts payments by credit and debit cards, Pix transactions, QR codes and approximation (NFC) cards. PagPhone is a complete cell phone that guarantees greater practicality and mobility for merchants. This device allows the merchant to receive messages and respond to customers on social media and WhatsApp, in addition to taking and posting product photos, all on a single device and uses Android 10 technology.
•In April 2021, we launched ClubePag, which is a customer loyalty tool, provided free of charge by PagSeguro to retain its customers. At ClubePag, you build your club, create your own offers, and make cashback available to customers to accumulate credit.
•In September 2021, we launched Moderninha Wi-fi Plus, which has 3G and Wi-Fi connection but does not include a printer or a touchscreen, but allows messages to be sent via SMS, accepts payments by credit and debit cards, Pix transactions, QR codes and approximation (NFC) cards.
•In October 2021, we launched the anticipation function in our Moderninhas payment terminals, which allows the anticipation of receivables by scheduling payments for transactions carried out within the 30 and 14-day period whenever you need it.

•In January 2022, we launched the Minizinha Chip 3 payment terminal, with a larger display and color screen, the new Minizinha Chip 3 payment terminal aims to facilitate the merchant’s day to day activities. A mobile phone is not needed as the payment terminal has a Wi-Fi connection and a SIM card with a free data plan. This payment terminal accepts payments by credit and debit cards, Pix transactions and approximation (NFC) cards.
•In January 2022, we launched PagTotem, ideal for use in stores, markets, and fast-food restaurants, PagTotem possess a touch screen, printer and integrated card reader. PagTotem is a comprehensive solution that guarantees practicality and connectivity during the checkout process and allows the merchant to manage their equipment through the PagSeguro store. This self-service equipment has a 23-inch touchscreen display, with ethernet connection, 2.4/5 Ghz Wi-Fi bandwidths, and Bluetooth.
•In January 2022, we launched the PagBank debit card, which is free and has no annual fee for customers, designed to simplify their routine. With it, our customers can manage the balance of their account, withdraw cash and make debit card purchases, both in Brazil and abroad.
•In February 2022, we launched the typed pre-authorization. In this modality, the pre-authorization sale can be used by providing the card data, security code and validity information.
•In March 2022, we launched the prepaid mobile top-up service in the Minizinha Chip payment terminal, a mobile top-up and service top-up functionality that has been expanded and now possesses the modality to be accepted in the Minizinhas Chip payment terminals.
•In March 2022, we launched the Moderninha Plus 2 payment terminal, which allows sales to be carried out quickly with 3G and Wi-Fi connections and is a particularly well-suited device for professionals that work in establishments such as beauty salons, tattoo studios and wellness clinics, as it can be shared with up to six professionals. With a modern design, it accepts payments by Pix transactions and card approximation and comes with a chip and data plan.
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
•In September 2022, we launched the free credit card with a balance equal to the balance amount in the customer’s bank account, where the customer can use part or all of the available balance in their account as a credit limit. This is the credit card with a limit secured through the account balance. This feature is also available for those who already have a PagBank credit card but wish to further increase their limit. In this case, they can also use part or all of their account balance.
•In December 2022, we rebranded the PagBank Saúde product, an assistance service for customers and their families to have access to affordable consultations and exams in a broad medical and dental network. In addition to discounts on medications at the country's major pharmacies, there are now discounts on surgeries and 24-hour emergency telephone support.
•In 2023, BancoSeguro maintained its investment alternatives in the super app services, with the issuance of CDs yielding a rate of 101% to 135% over the CDI interest rate (taxa de Certificado de Depósito Interbancário). In addition, we began to distribute quotas in new investment funds managed by third parties and backed by incentive debt issuances, corporate debt issuances, and Brazilian treasury bills and shares, and we recently started to offer a new service that allows our customers to buy, hold and sell quotas for investment funds in cryptocurrencies also managed by third parties.

1.3.Acquisitions and changes to our organizational structure
In January 2021, we submitted to the Central Bank a request for the approval of a corporate reorganization that involved certain of our subsidiaries, and we received the corresponding approval in August 2021. As a result of this reorganization, the entities Net+Phone, PagSeguro Tecnologia Ltda. (formely BoaCompra Tecnologia S.A), or PagSeguro Tecnologia, BCPS, R2Tech Informática Ltda., or R2Tech, Biva Serviços and CDS were spun off from PagSeguro Brazil and since then they have been controlled by PagSeguro Digital’s direct subsidiary PagSeg.
The list below describes changes to our organizational structure in the year ended December 31, 2021:
•In March 2021, we incorporated PagSeguro Holding Ltd., or PagSeguro Holding, to serve as a holding company directly under PagSeguro Digital
•In the third quarter of 2021, we incorporated four new subsidiaries under PagSeguro Holding consisting of the following entities:
◦PagSeguro Chile SPA, or PagSeguro Chile.
◦PagSeguro Colombia S.A.S, or PagSeguro Colombia.
◦PSGP México S.A de C.V., or PSGP Mexico.
◦PagSeguro Peru S.A.C., or PagSeguro Peru.
•In August 2021, we acquired Concil Inteligência em Conciliação S.A., or Concil, which now operates as a subsidiary of PagSeguro Brazil.
•In December 2021, PagSeguro Tecnologia incorporated R2Tech.
•In December 2021, Biva Serviços incorporated Bivaco Holding Ltda.
Our reorganization in part resulted from the fact that PagSeguro Brazil, MOIP, BancoSeguro and PagInvest are subject to the Central Bank’s regulation and supervision. This reorganization was also intended to improve the administration of our corporate structure and to group our operating subsidiaries under appropriate holding companies based on the services provided by each subsidiary, and as a result, our current organizational structure reflects the following:
•PagSeguro Digital subsidiaries include PagSeguro Brazil, PagSeg, BS Holding, and PagSeguro Holding
•PagSeguro Brazil subsidiaries include Biva Sec, FIDC, RegistraSeguro, Concil and MOIP.
•BS Holding’s subsidiary include BancoSeguro and PagInvest.
•PagSeg subsidiaries include Net+Phone, PagSeguro Tecnologia, BCPS Online Services, Ltda., or BCPS, Biva Serviços, CDS and Pag Participações.
•PagSeguro Holding subsidiaries include: PagSeguro Chile, PagSeguro Colombia, PSGP Mexico and PagSeguro Peru.
•In October 2022, Pag Participações divested its entire shareholding in Boletoflex Tecnologia e Serviços S.A., or Boletoflex to the remaining shareholders of Boltoflex, thereby excluding this entity from the PagBank Group; and
•In December 2022, PagSeguro Biva Correspondente Bancário Ltda. was dissolved upon its absorption by Biva Serviços.
The list below describes the changes to our organizational structure in the year ended December 31, 2023:
•In July 2023, PagSeguro Brazil acquired 90% of the shares of NetPOS, in addition to the 10% it had previously acquired, and it therefore reached 100% of the share capital of NetPOS;
•In July 2023, RegistraSeguro. was dissolved upon is absorption by PagSeguro Brazil; and
•In August 2023, PagBank Participações Ltda. changed its corporate name to Pag Participações Ltda.

2.Business overview
2.1.Our mission, purpose and values
Mission and purpose:
Throughout its existence, PagSeguro Digital’s mission is to transform and democratize access to financial and payment solutions in Brazil by providing a simple, safe, affordable and accessible digital ecosystem to merchants and consumers. Today, the company is also focused on the mission to make the financial lives of people and businesses easier. To pursue this mission, we have built a set of strong cultural values of customer-focused organization, protagonism, collaboration, simplicity and reliability.
Values:
•All for the client: With focus, agility and a sparkle in our eyes, we all work for the client.
•Protagonism: We act as protagonists to do things differently and without fear of challenging the status quo.
•Collaboration: We embrace collaboration and diversity in order to grow.
•Simplicity: We “uncomplicate” today with simplicity.
•Reliability: Our actions offer security to our clients.
2.2.Our market
2.2.1.Payments
•Micro-merchants and SMEs drive the Brazilian economy
According to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Services (Receita Federal), there were 15.7 million micro-merchants (MEIs) in Brazil as of December 31, 2023. In addition, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais - RAIS), published by the Ministry of the Economy, as of December 31, 2021, there were 3.8 million SMEs. Additionally, according to IBGE’s PNAD, as of December 31, 2023, there were 19.1 million individuals self-employed in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of 38.7 million formal and informal businesses. In addition, according to SEBRAE, the number of individual micro entrepreneurs in Brazil increased significantly, from 772 thousand in 2010 to 15.5 million in March 2024.
We categorize these businesses according to their annual TPV:
•Micromerchants (MM): merchants with a monthly TPV up to R$10,000 / R$12,000.
•Small/Medium Businesses (SMB): merchants with a monthly TPV between R$10,000 / R$12,000 up to R$300,000 / R$500,000.
•Large Accounts (LA): merchants with a monthly TPV above R$300,000 / R$500,000.
For the year 2024, we will categorize businesses in a slightly different manner:
•Micromerchants (MM): merchants with a monthly TPV up to R$15,000.
•Small/Medium Businesses (SMB): merchants with a monthly TPV between R$15,000 and R$ 1,000,000.
•Large Merchants, e-Commerce and Cross-Border (LMEC): merchants with a monthly TPV above R$ 1,000,000.

Businesses and consumers in developed economies continue to abandon cash and paper payments, shifting towards electronic payment mechanisms. This trend continues to impact the Brazilian economy, and the opportunities for the expansion of digital payments in Brazil remain significant. The migration away from checks creates efficiencies for businesses, who can reduce cost and accelerate cash flow if their accounts payable and accounts receivable functions are automated through electronic payments and reconciliation. Similar opportunities exist for consumer bill payment, direct deposit, and person-to-person payments.
According to information from eMarketer, the mobile payments retail purchase volume in Brazil increased to US$42 billion in 2023 from US$1 billion in 2015, while in the United States, this volume was approximately US$485 billion in 2023. However, only 35% of the Brazilian population above the age of 15 reported making an online purchase in 2021, compared to 75% in the United States and 64% in the United Kingdom, according to the World Bank’s most recent Global Findex database published in 2021.
Regarding retail e-commerce as a whole, sales volume in Brazil increased to US$69 billion in 2023 from US$10 billion in 2015 according to eMarketer. The average growth rate of mobile e-commerce over the last 10 years has been 3x faster than in overall e-commerce, with m-commerce share in e-commerce growing from 11% to 60% between 2015 and 2023, according to eMarketer, creating new options for buyers and sellers and providing business opportunities for buyers and providers of digital deliveries.
•Commerce is increasingly digital and mobile worldwide
According to the International Telecommunications Union (ITU), an estimated 5.4 billion people, or 67% of the total global population, used the internet in 2023, compared with 2.6 billion people, or 35% of the total global population, in 2013.
The increasing number of businesses offering online shopping is fueling consumer demand for faster and more reliable payment methods. We believe these trends create an environment where merchants feel compelled to interact more closely with a broader range of customers, using online stores, mobile-friendly technologies and extensive compatibility with digital payment methods, such as cards. We believe that there is a significant market opportunity for growth in e-commerce in Brazil.
•Businesses are shifting towards increasingly non-bureaucratic, friendly and all-in-one services
As technology and the regulatory environment evolve, sellers of all types and sizes face a continuous need for new solutions. A significant number of businesses in Brazil remain unserved or underserved in terms of online payments, POS and mPOS services as well as value-added financial services tools for a number of reasons, including lack of access, lack of all-in-one offerings, time-consuming, limited access to conventional funds and lack of transparency.
2.2.2.Financial services
•The structure of the Brazilian financial market creates significant opportunities for disruption
The structure of the Brazilian financial market creates significant opportunities for technology-driven disruptors, who seek to break up the highly concentrated supply of services, particularly when compared to more developed markets. The banking market is relatively concentrated for global standards. Retail banking leaders are local, with no global retail banking players around the world. In 2021, Brazil’s five largest financial institutions held 79.4% of financial assets, which makes it one of the world’s most concentrated markets according to the most recent World Bank’s Global Financial Development database published in 2021. Further showing this banking concentration, global banks, such as ABN/AMRO, Citibank and HSBC, have entered Brazil, only to later leave the market or reduce their local presence. In the same year, the United Kingdom and the United States had banking concentrations of 59.9% and 49.7%, respectively.

The use of payment cards also remains relatively low in Brazil compared to more developed markets. According to a report by ABECS, card payments accounted for 57% of Brazilian household consumption in the fourth quarter of 2023. In 2021, the same indicator for Brazil was 49%, compared with 53% in the United States, 70% in the United Kingdom and 71% in Australia, according to the most recent data made available by Red Book Statistics for Payments and Financial Market Infrastructures Statistics from the Bank of International Settlements (BIS), indicating the potential for further expansion and the growth already observed in just three years in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.
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
•Internet and technology pave the way for digitization of financial services
Brazil is a reference in global internet adoption. According to Statista, Brazil is the fifth largest country in terms of number of internet users (182 million people), the second country in terms of time spent on the internet and in terms of time spent on social media, according to the 2023 Global Digital Report from “We Are Social” and “Meltwater”. According to ITU’s latest report, Brazil’s ratio of cell phone numbers to inhabitants reached approximately one in 2022, with smartphone penetration reaching 66.7% of the Brazilian population according to Statista, compared to 82.2% in the UK, 81.6% in the U.S. and 78.6% in Japan.
•Increasing significance of digital banking and digital banks in Brazil
The adoption of technology and focus on transparency, security and simplicity has transformed the consumer habits of the Brazilian population. According to the most recent research report prepared by Deloitte on behalf of the Brazilian Bank Federation (Federação Brasileira de Bancos), or Febraban, the volume of mobile banking transactions increased 54% from 2021 to 2022, with 66% (107.1 billion) of all banking transactions (163.3 billion) in 2022 conducted on cell phones or tablets.

Moreover, approximately eight out of ten transactions are digital (conducted through mobile and internet banking and WhatsApp). Consequently, banks have been reducing their overall number of branches as a response to the digitization of banking, with bank managers and clerks mainly focusing on advising clients and services with greater complexity. According to Febraban and the Central Bank, as of 2022, there were 17.2 thousand bank branches in Brazil, compared to 21.8 thousand bank branches in 2017.
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
According to the World Bank’s most recent Global Findex database published in 2021, the main reasons hindering Brazil’s unbanked population from opening bank accounts is the combination of high fees associated with such services, insufficient funds and the long distance to physical branches, with such reasons being mentioned by 67%, 63% and 33% of the unbanked population, respectively.
Clients of traditional banks also complain about high fees and spreads, limited product offerings and the level of poor customer service provided in return. According to results reported by Brazil’s five largest banks, the financial institutions’ annual revenues derived from services increased 40% from 2016 to 2023, while checking account fees charged to individuals and legal entities increased 10% during the same period.
In fact, according to a survey conducted in 2021 by the Brazilian Institute for Consumer Defense (Instituto Brasileiro de Defesa do Consumidor), the tariff packages charged by the five largest banks in Brazil have registered a significant increase recently. The most requested services, such as withdrawals, deposits and transfers, had increased between 9% and 25% above the inflation rates observed between 2020 and 2021. The increasing adoption of digital banks in Brazil is expected to continue as a strong trend, rendering numerous advantages such as the reduction in operational costs, maximized revenues due to increased customer attraction and retention, and new technologies and advancements in the regulatory framework. Brazilians have been responding well to this adoption as, according to the latest report “Relatório de Economia Bancária” published by the Central Bank, the evolution of active relationships between individual customers and the digital banks showed a strong growth between December 2019 and December 2022. During this period, active digital banking relationships grew 380%, from approximately 54 million to 261 million.
•Trends shaping the banks of the future
Fintechs have been splitting apart services once provided through one trusted relationship with a traditional bank in order to meet customers’ specific needs with highly specialized offerings and superior customer service. The current unbundling of financial products has created a fragmented landscape that is expected to gradually shift towards trusted, centralized and digitally-enabled financial services platforms. The following principles have an imperative role in building the banks of the future:
◦Best-in-class customer experience is digital and requires continuous investment in innovative technologies: mobile banking has succeeded in providing greater flexibility for customers to bank at home, at work or while socializing, in enhancing the financial awareness of its users and in retaining the client base due to user experience.
◦Rich data enables more personalized customer experience: customer experience is expected to overtake price and product as the key brand differentiator in the near future. In addition to being more likely to do business with a company that offers a personalized experience, consumers expect companies to anticipate their needs and make relevant suggestions before first contact and will not have issues with sharing personal data in exchange for that.

◦Security, exceptional customer service and transparency strengthen trustworthy relationships: trust surpasses convenience, reliability, value and time as the key attribute in the decision to adopt innovative payment and banking solutions, thus being indispensable when acquiring and retaining customers at scale. It is critical to secure the vast amounts of data and the consumer’s digital identity, and to constantly delight customers, while receiving high net promoter scores, engagement and retention in return. Equally important is companies’ ability to convincingly communicate their benefit, align the timeline of consumer costs and value received and emphasize the many steps taken, special assets used, time saved and complexity eliminated throughout the customer journey.
2.3.Our competitive strengths and advantages
•Our unique culture
Through a healthy work environment that values the differences and needs of each professional, PagSeguro Digital believes that people are instrumental in the success of the business; without them, nothing would make any sense. Through communication campaigns highlighting the pillars of the company’s mission and values, our human resources department works continuously to strengthen PagSeguro Digital’s organizational culture.
PagBank has ongoing employees’ and managers’ meet up groups and development programs, encouraging greater proximity between managers and employees, and enhancing the culture of feedback. Encouraging innovation and creativity among its employees on a daily basis, the company frequently organizes team meetings with the CEO and executives, ensuring synergy among everyone and the sharing of results to disseminate the company’s fundamental values and pillars. The focus is on promoting important aspects and visions such as collaboration, simplicity, protagonism and reliability, always aiming to provide everything possible for our clients. It is not by chance that PagSeguro Digital’s offices are shared environments, which contribute to greater integration among all employees and, consequently, greater productivity.
Everyone in the company is welcome: this has been part of the company’s DNA since the beginning, with young and diverse teams. To enrich the diversity mindset in the company in 2023, a diversity and inclusion (D&I) census supported by a specialized consulting firm was conducted, and initiatives and activities were organized all year long, including diversity awareness campaigns and trainings.
•Our business model
◦Complete digital platform with means of payment, financial services and software.
◦Acquirer with the most widely-accepted network in Brazil, offering face-to-face, online, and cross-border payments.
◦Issuer of debit, credit, and prepaid cards.
◦Complete multiple bank for individuals (CPF) and companies (CNPJ) with one or more account holders.
◦Investment platform offering public and private securities, investment funds and equity/REITs trading.
◦Insurance distribution platform: PIX, cards, health, home and life insurance.
◦Super app with an extensive list of partners in telecommunications, transportation, delivery, games and entertainment.
•Our products
◦Digital company with tech-DNA
◦Automatic and instant settlement/prepayment of receivables
◦Robust logistics structure and service levels
◦Single interface integrating payments, financial services and software (app or internet banking)

•Our sales channel and client acquisition
◦Online strategy in partnership with UOL, reaching 90% of the Brazilian internet audience.
◦Salesforce based on HUBs covering 100% of GDP geographically distributed.
•Our financial structure
◦Cash and Financial investments of R$6.2 billion and Net cash position of R$11.2 billion
◦Diversified funding sources based on deposits, with cost of funding structurally lower than industry.
2.4.Our Growth Strategies
2.5.Seasonality
We operate in a somewhat seasonal industry, which tends to experience relatively fewer transactions in the first quarter of the year, increased activity as the year-end holiday shopping season initiates, and fewer transactions after the year-end holidays. While we have not experienced significant seasonality in our results at the date of this annual report due to our ongoing growth, this could change in the future. For additional information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry —Our quarterly results of operations and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.”
2.6.Our products and services

SOFTWARE
PagVendas
ClubPag
PlugPag
EnvioFácil
MARKETPLACE
Cashback
Shopping PagBank
+70 resellers
PARTNERSHIP
Envio Fácil
Spotify
Uber
Google Play
IFood
Xbox
Tinder
Steam
Playstation
Bilhete Único
Sky TV
Others
PAYMENTS
Cross-Border
POS
Online Checkout
QR Code
PIX
TEF
P2P
PagTotem
Tap On
INSURANCE
PIX
Health Assistance
Cards
Life
Home
Credit Life
Business
DIGITAL BANK
Bill Payments
PIX
Deposits
Tax Collection
Top-ups
Wire Transfers
Debt Management
ATM withdrawal
Direct Deposits (Salary)
CARDS
Debit Card
Credit Card
Cash Card
Prepaid Card
CREDIT PRODUCTS
FGTS Early Prepayment
Payroll Loan
Working Capital Loan
Overdraft Account
INVESTMENTS
Investment Advisory
Recommended Portfolios
Financial Education
Stocks and REITs
+170 Investment Funds
PagBank CDs
Third-party Fixed Income
Treasury Bonds
Research
Automatic Savings
Money Boxes
Fixed Income
Multimarket
Stocks
FX Exchange
Crypto
ESG

Our end-to-end digital ecosystem operates as a closed loop where our clients are able to address their main day to day financial needs, including receiving and spending funds and managing and growing their businesses. Our main products and services are described in further detail below:

2.6.1.Digital bank
•Bill payments: We offer our clients the option to pay their bills that are in the form of invoices with bar codes (boletos). For every bill paid in this manner, PagBank receives a fee.
•Deposits: Similar to bank transfers, consumers can make cash deposits at a bank branch or ATM directly to their free PagBank digital accounts, including to a merchant’s digital account to pay for a product or service, or to the consumer’s own digital account. We generate MDR commissions on payments made through cash deposits to a merchant’s free PagBank digital account. There is no MDR or any other commission charged by us when consumers add funds to their own free PagBank digital account.
•Top-ups: Brazil still has a very large population using prepaid phones, and as a result, carriers pay brokers’ fees in order to recharge (“top-up”) these phones. At PagBank, we work as a broker offering recharges for phones to our clients and receive a fee from the carriers.
•Debt management: Through certain of our services, our merchants are able to charge their customers for the services they provide or the products they sell through the use of (i) invoices with bar codes (boletos), (ii) Pix (QR code), and (iii) a hybrid format using both barcodes and QR code (Bolepix).
•Direct deposits (Salary): Through our payroll portability feature, anyone working in Brazil as a registered employee can have their salary deposited directly into their free PagBank digital account at no cost.
•PIX: Pix is the biggest means of bank transfers in Brazil presently. In PagBank, clients can receive and send transfers instantly, through Pix.
•Tax collections: In addition to bills, we also offer our clients the ability to pay their taxes received in the form of invoices with bar codes (boletos).
•Wire transfer: Other than Pix, we also offer other transfers as peer-to-peer, or P2P, transfers (internal transfer) and TED (external transfers). Some transfers cannot be done by Pix, and TED allows us to maintain a full suite of transfer options.
•ATM withdrawal: Cash withdrawal from any ATM using a credit, debit, prepaid or cash card (cartão da conta)
2.6.2.Cards
•Debit card: Our PagBank Mastercard NFC debit card is linked directly to the balance of the free PagBank digital account. The card has no issuance fee, and we offer it to merchants and consumers through our PagBank Super app. Through this app, users can make purchases using any Mastercard network and withdraw cash, with a flat fee, through Cirrus ATM networks.
•Credit card: Our PagBank Visa credit cards have no annual or membership fees, and they are offered to customers who invest in PagBank CDBs or who reserve the balance of their PagBank free digital account in an escrow account. It is accepted in Brazil and abroad. Card information can be stored in PagBank’s free digital account to enable NFC or QR code transactions. As NFC and QR codes do not require contact between the buyer and seller’s POS device, transactions are contactless.
•Cash card: Our PagBank Visa NFC enabled cash card is linked directly to the balance of the free PagBank digital account without the need to reload the card, unlike our PagBank prepaid cards.
•Prepaid card: Our PagBank MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagBank digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can, therefore, receive payments from sales transactions into their free PagBank digital account, load/reload the PagBank prepaid card with its value and spend that money without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagBank POS or mPOS device. The PagBank prepaid card does not require credit checks on the merchant or preapproval for issuance.

2.6.3.Credit products
•FGTS early withdrawal: This product allows customers to advance the withdrawal of a portion of their FGTS (Brazilian Severance Pay Fund for Length of Service) funds before the official deadline. In Brazil, employees have a percentage of their monthly salary deposited into their FGTS fund to create a reserve which can be withdrawn in specific circumstances, such as an unjustified dismissal. Since 2020, employees can withdraw part of this amount in their birthday month. The FGTS early withdrawal is a secured loan product, 100% guaranteed, that enables customer to access loans using FGTS funds that already belong to them to pay for the loans.
•Payroll loan: Payroll loans granted to retirees, pensioners, INSS beneficiaries, and federal public servants. The loan is directly deposited into the customer’s PagBank account and is deducted from their salary, greatly minimizing credit risks.
•Working capital loan: Loans granted to active sellers with PagBank POS, certain transaction volume (TPV), and a hold on their receivables to secure the loan.
•Overdraft account: Extra limit granted to PagBank account holders for emergencies and unforeseen expenses.
2.6.4.Insurance
•PagBank Account Insurance: This is PagBank Digital Account Insurance, which guarantees compensation in the event of theft in which the customer is coerced into transferring funds from our Superapp or after withdrawing funds from an ATM.
•PagBank Card Insurance: This is PagBank card insurance, which guarantees compensation in the event of loss or theft of the card resulting in improper withdrawals or purchases.
•Home Insurance: Residential insurance that, in addition to guaranteeing damage to the property and all contents, extends guarantees to corporate objects, when our client acts as a businessman onsite. This Insurance also includes 24-hour emergency assistance.
•Business Insurance: PagBank Business Insurance, which offers guarantees against fire, explosion, natural events, including damage caused to third parties and loss of income as a result of a covered incident. This product was launched in March 2024, with expectations of improvements to occur throughout 2024.
•Health Assistance: Discount network that allows our customers access to differentiated costs for consultations, exams, telemedicine and even surgical procedures, in addition to discounts at the main pharmacies in the country. The entire scheduling experience takes place within the PagBank Super app itself.
•Life Insurance: PagBank Life Insurance that guarantees compensation in the event of death or disability. This insurance has some important differences such as funeral assistance that extends to ascendants, descendants and in-laws which, in addition to payment, we take care of all procedures to support the client or family member at this difficult time.
•Credit life Insurance: This is insurance that guarantees the repayment of loans that the PagBank customer has, in the event of death, disability, unemployment or, for entrepreneurs, loss of income due to inability to generate income.
2.6.5.Investments
•Investment advisors: Our Investment Advisors help customers make better investment decisions taking into account their risk profile and investment horizon.
•Recommended portfolios: PagBank aims to facilitate our customers’ investment decisions by providing expertly crafted portfolios, recommended based on thorough market analysis and the investor’s profile, designed to optimize returns and manage risk exposure. Our recommended portfolios are a blend of funds, stocks, bonds, and fixed-income securities structured to offer balanced risk-return suitable for different risk appetites, ranging from new to experienced investors.

•Financial education: We provide educational resources and tools to enhance our clients’ financial literacy. Podcasts, instructional videos, daily investor calls and investment courses all connect into a comprehensive offering to our customers. This service aims to empower individuals to make informed investment decisions and understand market dynamics.
•Stocks and REITs: Purchasing stocks enable investors to acquire equity in a company. It’s an opportunity to benefit from the company’s growth and earnings, with the potential for dividends and capital appreciation. At PagBank we also offer exchange-traded funds (ETFs) and Real Estate funds in the mix of variable income, bringing a greater offering of products to our customers. We also provide a home broker platform embedded in our app, offering real-time market data, analytical tools, and trading capabilities.
•Investment funds: Our distribution service offers access to a curated selection of around 170 investment funds managed by third parties, allowing investors to diversify across asset classes and management strategies in line with their investment objectives.
•PagBank CDs: A Certificate of Deposit is a financial product in which investors commit their funds for a fixed period and earn interest at a predetermined rate. It’s a secure form of investment with fixed returns, ideal for risk-averse individuals. This type of investment is insured by Fundo Garantidor de Crédito (FGC), the Brazilian version of the Federal Deposit Insurance Corporation (FDIC).
•Third-party fixed income: At PagBank we act as an intermediary in the sale of third-party fixed income securities, such as corporate bonds, certificate of deposits, and asset-backed securities (ABS) offering clients a variety of options to earn regular income while diversifying their investment portfolio.
•Treasury bonds: These are government-issued securities that offer investors a fixed rate of return over a predetermined period. Tesouro Direto is a government program focused on bringing individuals to invest in a safe, government-backed security. They are considered low-risk investments and are often used to preserve capital and plan for long-term financial goals.
•Research: Our research service delivers in-depth market analysis, insights, and forecasts to inform clients’ investment strategies and to identify opportunities in the ever-changing financial markets. All that through daily investors calls, and periodic reports.
•Automatic savings: Automatic Savings is a service initially designed to offer Payment Terminal (POS) customers a way to automate investing their daily/weekly/monthly revenue by converting these funds into deposit certificates. It has evolved to also work the same way with customer balances. Now, with a couple of clicks, customers can set frequency and amount to save and invest in an automatic fashion.
•Money boxes: An innovative service aiming to help customers save and invest in a frictionless way. With only a couple of clicks, our customers can set up how much money, and how often, they would like to save. Funds are converted into deposit certificates, thus paying interest. ‘Investimentos por Objetivos’ as a feature of the “Cofrinho” investment function allows customers to save and invest in objectives defined by customers, like ‘retirement’ or a ‘car down payment’. Funds can be withdrawn within one working day, making Cofrinho a safe and easy alternative for first-time investors and alike.
2.6.6.Marketplace
•Cashback: Cashback’s main objective is to keep the customer engaged (using PagBank) and can also be used for cross selling. Currently, the customers chooses how they want to use the cashback: when recharging their mobile phone, when paying bills, on gift cards, on their account card or on PagBank POS.
•Shopping PagBank: Shopping PagBank is a marketplace with offers from more than 50 major brands. When purchasing through Shopping PagBank, the customer always receives part of the value back, being paid directly into the PagBank account.

2.6.7.Payments
•Cross-border: Our “PagSeguro Tecnologia” platform provides international merchants with local payment solutions for their consumers, having a great footprint in Latin America, Spain, Portugal, Greece, Romania and Turkey. Using online merchants, PagSeguro Tecnologia can provide their end-users with more than 140 local payment methods, leveraging best conversion rates and unlocking the market potential of cross-border-commerce. All that coverage can be accessed by a transparent payment application programming interface (API) or via branded checkout. The merchants can use our platform to perform payouts via PIX and directly to Pagbank accounts. This way, their end-users become eligible for receiving any amount. PagSeguro intermediates the transaction, which collects the cash from merchants and settles the amount for the payee in Brazil, into a bank account held by the end-user.
•Online checkout: Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing, order tracking and split payments. PagSeguro offer two different levels of web checkout integration: “Redirect” and “Transparent,” all of which are easy to set up and customize. With Redirect checkout, upon clicking on the payment option, the consumer is redirected away from the merchant’s website to the PagSeguro secure domain, where the payment is processed. After payment, the consumer is redirected to the merchant’s website. The Transparent checkout solution allows merchants to create a fully customized payment experience. Payment is processed under the merchant’s domain while still benefiting from the features and functionalities of our ecosystem, such as anti-fraud and consumer data protection.
•PIX: Pix, for instant wire transfers and payments, both online via checkout and our PagBank app and through our POS systems.
•P2P and social payment: Our P2P and “social payment” allows merchants and consumers to transfer their balances between PagBank digital accounts free of charge. The P2P tools also allow our customers to request payments by sending a web link through e-mail, social network or messaging services such as WhatsApp to the person paying. Our customers can request payments even if they do not have a website, and the payer does not need to register with PagBank and may pay through a variety of options, including credit card, PIX, Boleto and pay in up to 12 installments.
•POS: “PagBank’s wide range of affordable POS devices enable merchants to accept credit, pre-paid, debit and meal voucher on an in-person, chip and pin or NFC basis. PagBank’s POS devices can be set up in less than five minutes. It is designed to be easy to use and have high levels of system availability, efficient back-up solutions and value-added functionalities. For a significant amount of our POS devices, we currently rely on one manufacturer to manufacture, test and assemble, although we are expanding our range of POS devices, which would be derived from different equipment providers. The Agreement for the Supply of Equipment, dated as of June 26, 2014, as amended from time to time, by and among PAX BR Comércio de Equipamentos de Informática Ltda., or PAX Brazil, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire Brazil, and Net+Phone Telecomunicações Ltda, or Net+Phone, sets forth the types of POS devices to be sold by PAX Brazil, Transire Brazil and Tec Toy S.A., or Tectoy, to us and the standard terms and conditions governing this supply of POS devices. PAX Brazil, Transire Brazil and Tectoy together serve as our main supplier of POS devices. Consideration payable to PAX Brazil, Transire Brazil and Tectoy under this agreement is determined by the number of POS devices ordered by us. For more information, see “Item 3. Key Information—Risk Factors— Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business”. We offer a comprehensive suite of POS devices such as:
◦For micro-merchants and SMEs, we offer 2 devices: (i) mPOS Minizinha NFC connects, through Bluetooth, from PagBank apps to the acquirer’s platform to accept payment, provides receipts via SMS and (ii) Minizinha Chip 3 is an additional POS device, with sim card communication and a larger screen;

◦For businesses with greater needs, we offer three more sophisticated devices, (i) Moderninha Plus 2 provides consumer receipts via SMS and is focused on merchants that generate lower transaction volumes; while the (ii) Moderninha Pro, which provides consumer receipts via SMS or in paper form, is focused on merchants that generate higher transaction volumes. Moderninha Pro is the first single unit to offer GPRS/2G/3G (currently available 4G) chip connection, NFC, plug and play Wi-Fi and Bluetooth connections on the same device; (iii) Moderninha Smart is also a printer terminal, which has management features available such as product catalog and inventory management, in addition to allowing integration with third-party apps; and
◦PagBank also offers a Smart POS device, the Moderninha X, which is an innovative and advanced POS device. Moderninha X was built for ease of use and is the most attractive for micro-merchants and small businesses, offers a full integration of hardware, our apps and a fast and secure payments network. By combining high-end functionalities such as Wi-Fi, Bluetooth and 4G connections, as well NFC and QR code acceptance. With no additional cost and new technologies in one single POS device.
•QR code: is a contactless transaction, it does not require contact between the buyer and the seller’s POS device.
•TEF: launched in August 2017, is a solutions that integrate EFTPOS (electronic funds transfer at point of sale) technology with merchant software, secured via PIN pad. This service allows merchants to process of large transaction volumes and issue tax receipts more easily than with traditional POS devices.
•PagTotem: This self-service equipment has a 23-inch touch screen display, with ethernet connection, 2.4/5Ghz Wi-Fi bandwidths, and Bluetooth, ideal for use in stores, markets, and fast-food restaurants.
•Tap On: launched in September 2023, it is a solution that transforms the cell phone into a secure device for contactless transactions, which includes larger ticket transactions authenticated with PIN.
2.6.8.Software
•PagVendas: Our sales app PagVendas is a POS software app available for smartphones and tablets running iOS or Android that integrates seamlessly with our payment processing solution but can also be used on a stand-alone basis. By using this app, merchants are able to increase productivity and manage their sales and inventory, among other items. The tablet version of the app allows merchants using POS devices to improve their business operations by registering and itemizing their services and products, selling merchandise on customizable terms, tracking business data and allowing for faster in-app checkout.
•ClubPag: Our promotional engine is a marketing tool that allows merchants to advertise across our client base, available for POS devices, the merchant can expand his club by requesting the customer’s cell phone in the first purchase to register, then can offer and encourage his customers at the time of transaction, in addition to automatically sending discount coupons via SMS and/or e-mail.
•PlugPag: Our wireless solution that connects the machine to the commercial automation system, via Bluetooth technology. PlugPag integration communicates the return of each sale, giving automation the possibility of processing and reconciling transactions. Integrated with Windows, Linux, Android or iOS.
•Envio Fácil: PagBank’s logistics solution for online sales, the merchant can simulate, compare and choose the best price to send your products and save up on shipping. Sell via Payment Link, Checkout, PagVendas, through social networks, marketplaces, or own virtual store and deliver products with PagBank convenience and security, without additional costs, the merchant only pays for the shipping they use, without a contract, monthly fees and minimum quantity of shipments, in addition to several payment options.

2.6.9.Partnership: Through different partners, we offer several day-to-day services that our clients might need. For each of these partnerships we have a specific take rate in each transaction.
2.7.Sales and marketing
Our marketing strategy is designed to grow our platform by building and maintaining the recognition and trust of the PagBank brand, attracting new users and generating more frequent activity by our existing users. Our marketing initiatives aiming to recruit merchants to our ecosystem currently focus on our POS devices, web checkout solutions and other online payment solutions. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost effective strategy to sustain our growth among both merchants and consumers, creating a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.
Our existing clients, many of whom use PagBank as an exclusive payment method, enable us to grow our merchant base rapidly and organically. Each time a consumer who has not yet registered with PagBank visits our website or pays a merchant using one of our online or in-app checkout solutions, the consumer is invited to open a free PagBank digital account to make his or her next purchase with PagBank easy and seamless.
We strive to position PagBank’s products and services on top of mind and present them as a desirable, easy and secure means to accept and make payments in Brazil, while accompanying the consumer throughout the purchasing process, from general brand awareness through to actual purchase or account registration. As a digital company, and with the support of UOL’s audience, we continue to build and maintain brand recognition and trust through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, and online advertising such as display media, videos, search results, social media and influencer marketing, including:
•Traditional offline media: television advertisements and merchandising (broadcast and cable), radio, movie theaters, the printed press, festivals and events, and display media such as billboards, urban digital time and weather displays, and airport and bus station displays.
•Traditional online advertising: display media (including banners, rich media, interstitials, videos and native ads) on a variety of online platforms, such as premium websites, portals, video platforms such as YouTube, social media platforms such as Facebook, Instagram, Tik Tok, Kwai and X, mobile apps, e-mail marketing and affiliates programs.
•Search: we have expertise in positioning our products in preferential placements on search platforms displayed on desktops, tablets and smartphones, using specific initiatives such as paid search (Search Engine Marketing, or SEM, which includes bid management tools and keywords analysis) and natural or organic search (Search Engine Optimization, or SEO, which includes website optimization).

Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on micro-merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 40 cash-in methods” and “free yourself from POS rental fees.” We regularly compare our pricing to our competitors’ and point out the advantages of our products and services as a complete solution for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions. We believe that our association with the UOL group brings experience and competitive advantages in designing, negotiating and purchasing advertising space, the strength of our brand, products and services has been recognized in a number of awards, including:
•Recognized as the 8th Most Innovative Company in Latin America by Fast Company in 2019 for helping Brazilian businesses manage their finances.
•Recognized for conducting the Initial Public Offering of the Year by LatinFinance and Deal of the Year in Latin America by IFR in 2018.
•Recognized for conducting the equity deal of the year by the Prêmio Golden Tombstone of the Instituto Brasileiro de Executivos de Finanças São Paulo in 2019.
•Recognized as having the most easily memorizable commercial in April 2017 and the commercial that attracted the most attention in 2018 by Forebrain, a consumer opinions research company.
•Named as one of the “Best Company for Consumers” for electronic payments in 2016, 2017, 2018, 2019, 2021, 2022 and 2023; for payments in 2019; for online payments in 2015 and 2023; for bank and digital cards in 2023 by Época magazine and Reclame Aqui, a consumer protection service.
•Recognized as the best company in its industry in terms of client service excellence by Consumidor Moderno Award in 2015.
•Recognized for leading performance in Brazilian retail by Prêmio BR Week in 2015 and 2016.
•Recognized for innovation in the payments industry by Prêmio Whow de Inovação in 2018 and 2020.
•Recognized as the most promising fintech by Best Corporates in the Capital Markets Awards in 2018 by LatinFinance.
•Recognized for its fair stand in the APAS Show (biggest fair directed to supermarket and grocery stores industry in Latin America) by Prêmio Caio in 2018.
•Recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on its board of directors in 2020.
•Recognized as the most innovative company in Brazil in the payments industry by Consumidor Moderno Award in 2020.
•Recognized as one of the 1000 largest companies in 2020 by the Valor Econômico newspaper.
•Recognized as one of the 500 largest companies by the Exame magazine Melhores & Maiores Award in 2019.
•Recognized as the most Innovative Electronic Payment Company in Brazil by GBO Awards in 2020.
•Recognized as one of the most Valuable Brazilian Brands in 2020, 2021and 2022/2023 by Interbrand.
•Recognized as one of the World’s Best Banks in 2021, 2022 and 2023 by Forbes.
•Recognized as the best in Acquisition category and the 4th in the Fintech category in Brazil in 2021; as one of the top 10 companies in Digital Bank category and superapp category in 2023 by iBest.
•Recognized as the 3rd in the Bank category of companies that provided the best service to society throughout 2021 by Brazilian newspaper Estadão.
•Recognized as the 3rd best bank that provided the best services for society throughout 2021 by Estadão.

•Recognized as the best POS by Folha Top of Mind 2022 and 2023 (Folha de S.Paulo).
•Recognized as one of the best companies in customer satisfaction in the Digital Banks category by MESC Institute in 2021.
•Recognized as one of Worlds most trustworthy companies by Newsweek in 2023.
•Recognized as one of the World’s Best Fintech Companies 2023 by CNBC (NCB Universal)
•Recognized as one of the most presents apps in the homescreen of Brazilians cellphone in 2023 by Mobile Time;
•Recognized as one of the 50 most valuable brands of Brazil in 2023 by Isto É Dinheiro;
•Recognized as one of the most valuable brand on the Brazilian market in 2023 by Brand Finance;
•Recognized as the best PJ account in Brazil by iDinheiro in 2023.
Further supporting the strength of our brand, PagBank has already shown strong results in brand recognition. Since April 2021, according to Google Trends, the number of internet searches for “PagBank” has been higher than the number of internet searches for “PagSeguro account”. In addition, our PagBank app had 5.9 million downloads in the fourth quarter of 2023. Further evidencing the strength of our brand, according to an internal survey conducted by us, 86% of our users would hire products and services offered by PagBank. In addition, as of March 14, 2024, our PagBank app was rated an average of 4.9 stars by 1.3 million reviewers in Apple’s Brazilian app store and 4.8 stars by 2 million reviewers in Google Play. These rankings compare favorably to those of our main competitors’ apps, which as of the same date were rated between 4.2 to 4.9 stars in Apple’s Brazilian app store and 3.5 and 4.8 stars in Google Play.
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
•Partner companies that distribute PagBank devices and solutions to their customer base (mostly point of sale solutions’ companies);
•Third-parties hired as independent sale organizations to distribute our POS devices across Brazil;
•Online store platforms and web development companies, which integrate PagBank as an exclusive or preferred payment method to their clients; and
•Third-party call center service provider hired to answer calls, e-mails and chat inquiries from our clients and prospects, and to offer our devices and solutions.
2.8.Customer service
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

2.9.Product development and technology
We develop most of the software technology used by our digital payments and banking platform in-house, although we also outsource certain projects to outside developers in order to expedite the delivery of software and keep our time-to-market advantage. Through this combination of technology, developed both in-house and by outsourced developers, we have developed a stable, reliable, proprietary and highly scalable platform with intuitive user interfaces, management tools, transaction processing, APIs, and database and network applications that help our customers utilize our suite of products and services, while keeping their financial information confidential.
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
We manage large volumes of system access data and transactions, with more than 99.8% availability in 2023, using internet data centers provided by Scala Data Centers and outsourcing multi-cloud computing and other managed IT services provided by Compass and Edge, both are UOL group companies. Scala Data Centers, Compass and Edge provide these services to UOL, PagBank and several other large clients. Our transactions per second monthly peak increased from 79 in June 2016 to 639 in December 2023, and our average monthly deployments increased by a multiple of 20.2 from 597 average monthly deployments in 2017 to 13,000 average monthly deployments in 2023. With our hybrid infrastructure, combining local data centers and multi-cloud computing, we are able to scale up our services while retaining high availability for peak – volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without needing to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers.
Technology and innovation are in the DNA of the UOL group and are at the core of our business success, with products and engineering personnel representing 44.31% of the total headcount of PagSeguro as at December 31, 2023. With our specialized team of 3,716 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$983.0 million in the year ended December 31, 2023, R$979.7 million in the year ended December 31, 2022 and R$697.5 million in the year ended December 31, 2021.
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
Our technology infrastructure simplifies the storage and processing of large amounts of data, automates many administrative tasks, and enables us to deploy and operate products and services on a wide scale. Our technology infrastructure is designed to reduce downtime in the event of system outages or catastrophic events, with continuity features, system redundancy and protection against cybersecurity threats. For further information on the measures we take to protect against cybersecurity threats, see "Protecting Our Clients.” We strive to improve our technology infrastructure and platform continuously in order to enhance the customer experience and to increase security, efficiency and scalability.

PagSeguro’s research and development activities are based on years of experience in solid agile practices. These activities are distributed among small teams, known as squads, which work in parallel on complex projects. In addition to our information technology professionals, the squads consist of people from different disciplines, including our products department, domain-specific business areas, information security department and customer relationship management team, among others. The exact composition of each squad is different and appropriate for each context. People on the squads apply methods like Scrum and Kanban to manage their daily activities. In order to have a global view of our projects, we use a portfolio management system which utilizes dashboards containing the scope of each development cycle, the backlog and what has been deployed thus far. Our experimentation and decisions are guided by lean practices that are heavily based on factual, data-driven information and hypothesis validation, helping us optimize our prioritization. For hypothesis tests, we heavily use practices like AB tests (testing a hypothesis involving two variants), data analysis and inferences. Our squads are encouraged to have an open mind and engage in frank communications, while maintaining responsibility and an appropriate level of autonomy.
Our efficiencies of scale, relentless cost discipline, and ongoing improvements to systems and processes. As our scale has expanded, our expenses have decreased when compared to our Total revenue and income: for example, in the year ended December 31, 2023, our Total expenses decreased to 87.4% of our Total revenue and income from 88.5% in the year ended December 31, 2022, while Revenue from transaction activities and other services and Financial income, taken together, decreased to 98.3% of our Total revenue and income from 98.9% in the year ended December 31, 2022. In the year ended December 31, 2023, our non-GAAP Total expenses totaled 86.3% of our non-GAAP Total revenue and income, compared to 87.6% in the year ended December 31, 2022. For a reconciliation of our non-GAAP financial measures to the most closely related GAAP financial measures, see "Item 3. Key Information—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.” By maintaining our spirit of innovation combined with our focus on reducing costs, we intend to continue to drive costs down to achieve further profitable growth. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services to strengthen and extend our digital banking solutions. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see "Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Increasingly intense competition may harm our business.”
2.10.Protecting our clients
Trust and security are essential to success in the digital payments market. Fraud is a constant threat, involving items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our competing successfully and growing our business sustainably, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas: transaction security; platform security; and customer service. Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as the “Best Company for Consumers” for electronic payments in 2016, 2017, 2018, 2019, 2021, 2022 and 2023; for online payments in 2015 and 2023; for bank and digital cards in 2023 by Época magazine and Reclame Aqui, a consumer protection service. In 2022, we were recognized as the second best company for electronic payments by Reclame Aqui. In 2022 and 2023, we were recognized as the best POS by Folha Top of Mind, and we ranked as one of the “World’s Best Banks” ranking in Brazil published by Forbes.

•Transaction security
We have focused and is part of our culture since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, supported by the reputation of the PagSeguro and UOL brands. Our transaction approval rate decreased slightly in 2023 compared to 2022, from 79% to 78%. Our net chargeback rates for transactions in 2022 averaged 0.10%, representing a decrease of 20% from 0.12% in 2021. Our net chargeback rates for transactions in 2023 averaged 0.04%, representing a decrease of 63% from 0.10% in 2022. We achieve transaction security through a combination of anti-fraud technology, the design of our platform, and protection programs for our clients.

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
Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through artificial intelligence and risk assessment tools that collect public and private market information, combined by advanced fraud combat tools such as biometric engine with facial recognition with liveliness detection features, as well as front-line third party solutions such as Feedzai, Emailage, Serasa Experian and Threatmetrics. For more information, see "Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Advanced Built-In Functionalities and Value-Added Services and Features—Antifraud Platform.”
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
•Platform security
The architecture of our proprietary end-to-end payments platform coupled with third-party front-line solutions are key to our ability to provide consumers and merchants with continuity and security in their transactions. Through our numerous cash-in and cash-out options we are able to collect data from our clients, which allows us to save important information on customers for purposes of the approval of future transactions. The multiple layers of protection included in our platform help ensure continuity as well as addressing the cybersecurity risks discussed in "—Transaction Security” above.
We have developed intuitive user interfaces, customer tools and transaction processing and database and network applications that help our users complete transactions reliably and securely, both on our platform and on merchant sites integrated with PagSeguro. Our technology infrastructure simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale global products and services, and automates administrative tasks. This technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We periodically conduct risk assessments on our business processes and critical assets, identifying the need for the adoption and improvement of our continuity and contingency plans, as well as following an extensive testing program on our business continuity and disaster recovery plans. In addition, we regularly adapt our environment monitoring activities to reduce the time to identify and respond to cyberattacks and improving the resilience of the environment whenever necessary. We work hard to improve our technology infrastructure continuously in order to enhance customer experience and increase efficiency, scalability and security. We also make use of well-known security protocols and solutions to secure user data, including, among others: EV-SSL certificate (extended validation), multiple data encryption techniques, intrusion detection (IPS/IDS), application firewalls (WAF), Anti-Distributed Denial-of-Service (Anti-DDos), Data Loss Prevention (DLP), 2-factor authentication and encrypted communications. We also hold the following certifications: PIN security; MasterCard and Visa merchant acquiring host; MasterCard terminal integration process, or M-TIP; Visa acquirer device validation toolkit, or ADVT; MasterCard end-to-end demonstration services, or ETED; PCI Data Security Standard, or PCI-DSS; and Europay, MasterCard, and Visa, or EMV, Levels 1 and 2. Our data centers are also certified under the International Organization of Securitization, or ISO, standards 9001, 20000 and 27001. We also perform security penetration tests on a regular basis and apply top-most security solutions for code and application scanning (SAST/DAST). We maintain a private “Bug Bounty” program for identifying bugs and security vulnerabilities in our systems and applications exposed on the Internet. For information on new data protection regulations, see "Item 3A. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks and security and privacy breaches.”
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

•2021 MOIP cybersecurity incident
Following our acquisition of our subsidiary MOIP in October 2020, which represented less than 3% of our consolidated assets as of December 31, 2021 and less than 2% and 1% of our consolidated revenue and net income, respectively, for the year ended December 31, 2021 and was shut down in December 23, 2023 with its functionalities transfered to PagBank’s online platform, we discovered that MOIP was involved in a cyberattack between September 25 and September 29, 2021. The hackers demanded that specified payments be made to prevent the public disclosure or sale of the targeted data that was compromised in the incident, which included personal profile information of MOIP customers. At the time of the incident, MOIP had a distinct and separate IT server and operating environment from the rest of our IT platform and systems, and therefore none of our databases, customer information or systems were subject or comprised, or formed part of the compromised data, beyond those independently within the MOIP IT environment. We promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the ANPD and the Central Bank on October 7, 2021. After completion of the assessment, without financial impacts, we provided further information regarding the incident to the ANPD on January 5, 2022 through a complementary form. On March 11, 2022, the ANPD requested that MOIP provide more information regarding the incident, specifically requesting a technical report detailing its scope and the measures taken by MOIP after the incident, as well as the communications MOIP sent or intended to send to its customers. MOIP provided a response to ANPD on April 8, 2022. Since then, we have not received any new requests about this incident from ANPD. On February 9, 2024 ANPD decided to archive the report, with no additional measures or information being required regarding the incident. During the review of the incident, we have not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details. The cyberattack has not had a material adverse impact on our business, financial condition or customers, and our IT systems. The security and fraud prevention teams continued to monitor the incident throughout 2023, and we did not observe any relevant impact on our business. As a result of a business decision, MOIP’s operations and IT environment were deactivated, and all existing features and resources were migrated to PagSeguro’s IT server and operating environment. For more information about related risks, see “Item 3A. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks and security and privacy breaches.”
2.11.Environmental, social and corporate governance (ESG)
Throughout its existence, PagSeguro Digital has fulfilled its mission to transform and democratize access to financial and payment solutions in Brazil by providing a simple, safe, affordable and accessible digital ecosystem to merchants and consumers. Today, the company has one purpose: to make the financial lives of people and businesses easier. Currently, millions of micro and small entrepreneurs (previously unbanked) and consumers use and benefit from our services. We offer our services in a simple, digital, mobile-first and cost-effective manner.
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
We are dedicated to advancing financial inclusion and education as a fundamental pillar of our business. We recognize the importance of ensuring that underserved groups have equitable access to essential financial services and opportunities through a comprehensive approach rooted in innovation, empathy, and collaboration.
We continually innovate and expand the financial services we offer based on market research and client feedback. Some of our delivery methods are tailored to the specific needs and preferences of underserved groups. Beyond financial services, we offer educational and non-financial support to promote the overall well-being of these communities.
To ensure responsible lending, we establish robust procedures and develop our products to prevent over-indebtedness. Additionally, we have implemented accessible complaint mechanisms for financial inclusion clients, prioritizing transparency and accountability.

Our staff are trained to provide respectful treatment and avoid aggressive sales techniques, upholding our commitment to ethical practices. We actively engage with external parties to expand the reach of our inclusive finance.
Lastly, we established a dedicated committee (an ESG committee) which oversees financial inclusion and maintains a dedicated oversight at all levels to ensure that our commitment to financial inclusion remains central to our operations and decision-making processes.
In 2023, we released our third Sustainability Report and disclosed for the second time our climate change report on the Carbon Disclosure Project, or CDP and GHG Protocol Program based on our verified GHG inventories. We also became a carbon-neutral company by offsetting 100% of our Scope 1, Scope 2 and Scope 3 emissions for the years 2019, 2020, 2021, and 2022, by purchasing carbon credits from forestry (REED+) and biogas projects. In connection with financial inclusion, which we consider our natural calling, 55% of new merchants did not accept cards before PagSeguro Digital Ltd. and 19% of new clients opened their first bank account in 2022 with PagSeguro Digital Ltd. With respect to human capital, we launched PagTalents, our internship program, with 50% of the positions being allocated to young and socio-economically vulnerable individuals, providing exclusive access to courses and trainings, and at the same time fostering the education for vulnerable communities and gender equality through our tech education programs, such as #ElasTech, Vai na Web and G10 Tech and many Financial Education initiatives. Also in 2023, our ESG Committee kept meeting on a regular and quarterly basis with the participation of our main executive officers and board members, aiming to organize the ESG agenda and set up plans to provide improvement and transparency.
PagSeguro Digital Ltd has also received several recognitions and awards, and has entered into certain associations, which include:
•A ESG Risk Rating of 18.7 (Low Risk) and a low ESG Risk Exposure classification from Morningstar Sustainalytics, considering the company to be at low risk of material financial impacts driven by ESG factors. Morningstar Sustainalytics is a high-quality, analytical ESG research, ratings and data provider to institutional investors and companies;
•A signatory of the United Nations Global Compact, the largest voluntary corporate sustainability initiative in the world;
•A signatory of the WEPs – Women’s Empowerment Principles, a set of principles that provide guidance to companies on how to promote gender equality and the empowerment of women in the labor market and in the community. Established by the UN Global Compact and UN Women;
•Recognition and possess the Women on Board seal, an independent, non-profit initiative that recognizes companies that have at least two women on their board of directors. Currently, women comprise 50% of the composition of our board of directors;
•The Gold Award for the years of 2022, 2021 and 2020 for the climate disclosure on the Brazil GHG Protocol Program; and
•Score B (Management Level) on the second climate disclosure on CDP.
•Cyber Risk Score of 828 (Low Risk) on the ISS ESG Corporate Rating.
•Currently, millions of micro and small entrepreneurs (previously unbanked) and consumers use and benefit from our services. We offer our services in a simple, digital, mobile-first and cost-effective manner.
Additionally, we voluntary report and disclose ESG information in accordance with market guidance issued by the CVM. Below, we present the ESG disclosure checklist questionnaire issued by the CVM which lists certain disclosure standards expected in Brazil and for each item we indicate our responses on whether we report such information to the market:
With respect to environmental, social and corporate governance (ESG) information, state:
a. whether the issuer discloses ESG information in an annual report or other specific document for this purpose.
Our response: Yes.

b. the methodology or standard followed in the preparation of this report or document
Our response: Global Reporting Initiative (GRI) standards - GRI Standards 2021; Sustainability Accounting Standards Board (SASB).
c. whether this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable
Our response: Yes. The information contained on the Sustainability Report has been assured by PricewaterhouseCoopers (PwC).
d. the Internet pages on which this information can be found.
Our response: The information on the Sustainability Report can be found on the Investor Relations website: https://investors.pagbank.com/esg/
e. whether the report or document prepared takes into account the disclosure of a materiality matrix and ESG KPIs (key performance indicators), and any material indicators for the issuer
Our response: Yes. The Sustainability Report was prepared considering the disclosure of a materiality matrix and ESG KPIs, which encompasses the main topics that guide the PagSeguro Digital Ltd operations.
f. whether the report or document takes into account the Sustainable Development Goals (SDGs) established by the United Nations and any material SDGs for the issuer's business.
Our response: Yes. Based on the analysis of the material topics identified in the materiality matrix, PagSeguro Digital Ltd verified that they are in line with the Sustainable Development Goals (SDGs), defined by the UN Member States in 2015.
g. whether the report or document takes into account the recommendations of the Task Force on Climate related Financial Disclosures (TCFD) or financial disclosure recommendations of other recognized entities related to climate issues
Our response: Yes. In the Sustainability Report, PagSeguro Digital Ltd included a specific section covering the implementation of TCFD (Task Force on Climate Related Financial Disclosures) recommendations.
h. whether the issuer carries out inventories of greenhouse gas (GHG) emissions, indicating, if applicable, the scope of inventoried emissions and the internet page where additional information can be found
Our response: Yes. In terms of the environment and climate change management, PagSeguro Digital Ltd. conducted and verified by third-party its first Inventories of Greenhouse Gas Emissions, considering the periods of 2019, 2020, 2021 and 2022. The Greenhouse Gases Inventory can be found on:
•The Investor Relations website and on the Sustainability Report
(https://investors.pagbank.com/esg/)
•CDP Climate Change Questionnaire
(https://www.cdp.net/en/responses?queries%5Bname%5D=pagseguro)
•Public Registry platform of the Brazil GHG Protocol Program
(https://registropublicodeemissoes.fgv.br/participantes/4244)
2.12.Regulation of the payments industry in Brazil
Our activities in Brazil are subject to Brazilian laws and regulations relating to the payments industry. Law No. 12,865/2013, which took effect on October 9, 2013, sets forth the first set of rules regulating the payments industry within the overall Brazilian Payment System (Sistema de Pagamentos Brasileiro), or SPB. This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).

Law No. 12,865/2013 also gave the Central Bank and the CMN powers to regulate entities involved in the payments industry, including those operating in digital environments. These powers cover matters such as the incorporation and operation of these entities, risk management, the opening and managing of payment accounts, the transfer of funds to and from payment accounts, as well as the rendering of acquiring services, among others. After enactment of Law No. 12,865/2013, the CMN and the Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Currently, the main rules of this framework consist of CMN Resolution No. 4,282/13, Central Bank Resolutions Nos. 80/21, 81/2021, 96/2021, 150/2021, 264/2022, 237/2022 and Circular No. 3,978/2020, among others.
Circular Nos. 3,885/2018, 3,886/2018 and 3,887/2018, all issued on March 26, 2018, introduced several changes relevant to payment schemes and payment institutions. Such measures included, among others: (i) the introduction of a formal definition of sub-acquirers and determination of conditions that require sub-acquirers to use centralized settlement via the Brazilian Interbank Payments Clearinghouse (CIP) system; and (ii) a cap on interchange fees in debit cards and maximum average interchange fee on total debit transaction volume. Circulars Nos. 3,885/2018 and 3,886/2018 have been replaced by Central Bank Resolutions Nos. 80/2021 and 150/2021, respectively, as further detailed in this section.
The rules applicable to interchange fees provided by Circular No. 3,887/2018 have also been subject to modification by the Central Bank by means of Resolution No. 246/2022, which, in addition to the limits applicable to the interchange fee, also regulated the settlement deadlines applicable for debit and pre-paid cards. Previously, prepaid card issuers such as PagSeguro were not subject to any interchange fees, while debit card issuers were subject to an interchange fee at a maximum rate of 0.5%. The new rule maintains the maximum rate of 0.5% applicable to debit card issuers and introduces a maximum interchange rate of 0.7% applicable to prepaid card issuers. It also determines that debit and pre-paid card transactions abide by the same settlement deadlines (deadline to making funds available to merchants). Resolution No. 246/2022 became effective on April 1, 2023
On April 8, 2021, the Central Bank published Resolution No. 85/2021, which provides for the cybersecurity policy and requirements that payment institutions authorized to operate by the Central Bank must follow for contracting data processing and storage services as well as cloud based computing services. In addition to implementing such policy and requirements, the obligated payment institutions must also establish a plan of action and incident response. Payment institutions had until December 31, 2021 to be fully compliant with the cybersecurity rules provided by Resolution No. 85/2021 (to which we have successfully adhered within the regulatory deadline). The cybersecurity policy and requirements set forth in Resolution No. 85/2021 are in line with the requirements established by CMN Resolution No. 4,893, published on February 26, 2021, applicable to financial institutions and other entities authorized to operate by the Central Bank.
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
Other important additional changes to the regulatory regime of the industry had been promoted by Circular No. 3,925/2018: (i) open-loop payment scheme owners (such as Visa and Mastercard), directly or by means of the acquirers, were permitted to impose to sub-acquirers with whom they have a relationship disclosure and monitoring obligations as to their compliance with relevant rules and payment scheme own regulations; (ii) sub-acquirers that also offer pre-paid payment accounts may act as home institutions under a payment scheme; and (iii) interoperability between open-loop and closed loop payment schemes was expressly permitted. Such changes remain applicable under Resolution 150/21, which revoked Circular 3,925/2018 and consolidated several rules regarding payment schemes. For more information, see "Payment Schemes” below.

•PIX
Innovative regulatory changes have been implemented by the Central Bank over the past years, resulting in modifications to the regulatory framework of the Brazilian payments and financial industries. In February 2020, the Central Bank announced its 24/7 instant payments platform, which operates under the name "Pix”. It was launched in November 2020 as a new instant payments scheme operated by the Central Bank, which, by promoting the digitalization of payments, is intended to foster competition, reduce social costs associated with paper-based instruments and provide a better payment experience for Brazilians. Pix is based on a centralized and sole settlement infrastructure operated and maintained by the Central Bank, the Instant Payments System (SPI), and in a Transactional Account Identifier Directory (DICT), where all final users’ information and corresponding accounts are stored.
Currently, the main rules governing Pix consists of Central Bank Resolution No. 1/2020, which introduced the Pix payment scheme and approved its regulation, and Central Bank Resolution No. 195/2022, which governs the Instant Payments System (SPI). Participation in Pix is mandatory for financial institutions and payment institutions with more than 500 thousand active customer accounts, considering deposit accounts, savings accounts and prepaid payment accounts.
On September 23, 2021, the Central Bank issued Resolution No. 142/2021, introducing security measures to be adopted by institutions under its regulation and supervision to prevent frauds in the provision of payment services, applicable to all electronic payment methods.
Among the obligations established by Central Bank Resolution No. 142/2021, financial and payment institutions are required to limit the provision of payment services during the nightly period to a maximum amount per deposit or prepaid payment account, as applicable. This limit may be increased at client's request, upon formalization in the relevant electronic service channels, but the institution must establish a minimum period of 24 hours for the increase to take effect. Central Bank Resolution No. 142/2021 required payment service providers to implement the new transaction limit by October 4, 2021.
Pursuant to Resolution No. 142/2021, financial and payment institutions must also implement:
•Procedures aimed at evaluating the customer prior to offering same-day early payment of receivables; and
•Daily registration of fraud or attempted fraud occurrences, including the corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating the occurrences and the preventive and corrective measures adopted. This report must be forwarded to the institution’s audit and risk committees, internal audit unit, executive board and board of directors, as applicable.
Furthermore, on September 28, 2021, the Central Bank issued Resolution No. 147/2021, which, in addition to detailing, within the scope of Pix, the measures established by Resolution No. 142/2021, also set forth security mechanisms specific to Pix transactions, including the obligation of the receiving institution to perform fraud assessment of Pix transactions and precautionary blocking of funds. If necessary, in case of sufficient indications of fraud or because of operational failure in the systems of one of the participant institutions, the relevant funds may be reversed to the payer by means of the "Special Return Mechanism”. The Special Return Mechanism was implemented by the Central Bank by means of Resolution No. 3/2021, which entered into effect on November 1, 2021.
In addition to the traditional functionalities of Pix (i.e., transferring funds between individuals and/or legal entities), the Central Bank has been developing new tools to be integrated with Pix, enabling new possibilities to use Pix in different contexts. These new functionalities are aligned with the Central Bank’s goals to (i) promote competitiveness and innovation in the means of payment segment; (ii) foster financial inclusion; (iii) reduce costs related to means of payment; and (iv) improve the user experience, which should be simple and secure. The following features have already been developed by the Central Bank:
▪Pix Collection (Pix Cobrança): Pix Collection is the possibility for a receiving user to manage and receive collections related to:
◦immediate payments, meaning those related to business models in which payment must be made at the same time of the collection, such as physical points of sale and e-commerce;
◦payments with maturity date, meaning those related to business models in which the payment can be made at a future date, with the possibility of covering interest, fines, other additions, discounts and other rebates; and

◦payments related to the facilitation of cash withdrawal service, meaning those related to the receipt of Pix transactions for cash withdrawal or change purposes, as requested by the withdrawing person, to enable the availability of funds to the paying user under Pix Withdrawal and Pix Change products.
▪Pix Withdrawal and Pix Change (Pix Saque and Pix Troco): Pix Withdrawal consists of a transaction in which a payer user, holding a transactional account in any Pix participant, issues a Pix for the purpose of making a withdrawal from their transactional account to the transactional account of a withdrawal service facilitator or withdrawal agent, receiving funds in paper money in an amount corresponding to the payment made. Pix Change consists of a transaction in which a payer user, holding a transactional account at any Pix participant, upon making a purchase at a withdrawal agent which is a merchant or a corresponding withdrawal facilitator service, issues a Pix from their transactional account to the transactional account of the withdrawal agent, for the purpose of receiving funds in paper money in an amount corresponding to the difference between the Pix for the purpose of change and the purchase amount.
▪Scheduled Pix (Pix Agendado): Scheduled Pix consists of the possibility of a payer user to schedule a Pix on a certain future date. The request for a Scheduled Pix should be retained in the internal systems of the transactional account provider participant, not affecting the transactional account balances of the payer user, until the time of actual Pix initiation. In case of lack of sufficient funds in the payer user’s account on the scheduled date for Pix, the initiation of the transaction is not authorized.
•Open finance
Also aiming promoting competition, in May 2020 the Central Bank issued baseline regulations for open finance. Based on the model used in the United Kingdom, open finance in Brazil operates through application programming interfaces (API) and customers’ consent is always required before any data sharing.
Open finance has been implemented through a four-stage implementation plan, as follows:
◦Stage 1: public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions.
◦Stage 2: sharing of customer record data and customer transactional data in connection with accounts, credit cards and credit transactions, among the participating institutions.
◦Stage 3: beginning of Pix transactions by payment initiation service providers, as well as the gradual entry of other payment arrangements, and the forwarding of loan proposals.
◦Stage 4: sharing of customer transactional data related to additional products, including the following: (i) insurance, open-end private pension and capitalization products; (ii) merchant acquiring services; (iii) foreign exchange transactions; and (iv) time deposit accounts and other investment products. Stage 4 has been partially implemented, some of its implementation deadlines are still under discussion among the regulator and market participants.
Stages 1 and 2 were mandatory only for financial institutions belonging to segments S1 and S2 of the Brazilian financial system (which comprises major large banks), according to prudential segmentation rules set forth in Brazil (CMN Resolution 4,553/2017). Institutions offering deposit accounts or payment accounts (such as PagSeguro Brazil), as well as payment initiation service providers, are mandatory participants in Stage 3, with respect to the sharing of payment initiation services. Banks that hire banking correspondents must also take part in Stage 3, with respect to the forwarding of loan proposals (which is the case of BancoSeguro). The main rules governing open finance are Joint Resolution No. 1/2020 and Central Bank Circular No. 4,015/2020, as amended over the past years, and further regulations may still be issued.
•Foreign exchange
In December 2021, Law No. 14,286/2021, or the New Foreign Exchange Law was published and became effective one year counted from the date of its publication. It includes provisions relating to Brazilian capital abroad and foreign capital in the country. The main goals of the New Foreign Exchange Law are to liberalize the Brazilian foreign exchange market, which faces a lot of regulatory complexity as well as certain inconsistencies, modernize the system and increase innovation and competition.

According to the Central Bank, this new legislation may cause a positive impact on attracting foreign capital, for investments in the financial and capital markets and other forms of direct investment, which includes long-term investments in infrastructure and concession projects. In addition to greater international insertion, the New Foreign Exchange Law contributes to the greater international use of the real, facilitating the use of domestic currency in international financial transactions, such as allowing the entry and remittance of payment orders in Brazilian reais from accounts in Brazilian reais held by institutions abroad with banks in the country.
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
Law No. 14,286/2021 also consolidates over 40 legal provisions that began to be edited about 100 years ago, with dispersed commands that total more than 400 articles. This new legislation is concise, with 29 articles and clear language, which brings a greater level of legal certainty to the subjects it concerns. Additionally, the New Foreign Exchange Law encourages the reduction of operational and legal structures of foreign exchange market participants, with greater efficiency in the operations procedures and in the forwarding of information determined by the Central Bank.
•Recent developments on foreign exchange regulation
Following the enactment of the New Foreign Exchange Law, the CMN and the Central Bank have issued new rules in order to enhance foreign exchange and international capital regulation, considering technological innovations and new business models relating to international payments and transfers. The new rules seek to promote a more competitive, inclusive and innovative environment for providing services to citizens and companies that send or receive funds from abroad.
The recently enacted rules allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means, as of July 1, 2023; (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name with a financial institution abroad or in an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without amount limitation, to also occur from the customers’ payment accounts held with financial institutions and other institutions authorized to operate by the Central Bank or in payment institutions participating in the Pix; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad.
The regulation of international payment or transfer services in the foreign exchange market have also been consolidated and modernized, providing an equal treatment for purchases of goods and services carried out with the participation of issuers of international cards, international payment facilitators and intermediaries/representatives in cross border transactions. Since October 2021, such services became classified in the foreign exchange regulations by the term "eFX”. Moreover, it has also been allowed, through the eFX system, to carry out current unilateral transfers and funds transfers between accounts held by the customer in Brazil and abroad, up to US$10,000.00.

In addition, the new regulatory framework has (i) simplified the classification codes adopted in foreign exchange transactions by reducing the number of codes; (ii) streamlined the registry procedures applicable to direct foreign investments in Brazil and the respective reporting requirements to the Central Bank; (iii) established that a bank account or payment account held by foreigners shall receive equal regulatory treatments when compared to bank account held by account holders with residence or domicile in Brazil (except in certain specific cases); and (iv) eliminated the need of simultaneous foreign exchange transactions for the conversion of debt or other forms of investment into foreign direct investments and for the granting of loans to foreign investors when there is no actual flow of funds involved in the underlying transaction.
The main regulation on the foreign exchange industry can be found in Resolution CMN No. 5,056/2022, Resolution BCB No. 277/2022, Resolution BCB No. 278/2022, Resolution BCB No. 279/2022, Resolution BCB No. 280/2022, Resolution BCB No. 281/2022; and Resolution BCB No. 348/2023 (this last resolution superseded certain transitional provisions that were previously set forth in Resolution BCB No. 281/2022). New regulations on portfolio investments are expected to be issued by the Central Bank throughout 2024.
•Segregate net equity
Moreover, Law No. 14,031/2020 provides guarantee mechanisms for the financial risks associated with the transfer and settlement of funds between the participants of open loop payment schemes, particularly issuers and acquirers, to ensure that such funds are received by the merchants (final beneficiaries). Law No. 14,031/2020 was introduced to ensure that, in the event that an issuer or acquirer fails, the merchant receives the values arising from payment transactions carried out with payment cards. The concept of segregate net equity (patrimônio segregado) was introduced by Law No. 12,865/2013, when it created a protection against bankruptcy to the funds held in or that flow through payments accounts, setting forth that funds deposited in prepaid payment accounts are segregated from the payment institution’s own assets. Law No. 14,031/2020 expanded that concept to cover all the funds flowing between participants of an open-loop payment scheme. In addition, in order to enforce those legal requirements, the payment institution must hold all the funds deposited in the prepaid payment account in certain specified instruments: either (i) in a specific account with the Central Bank or (ii) in federal government bonds registered with the SELIC. As of July 2023, balances held in this specific account with the Central Bank will be remunerated, as provided for by Central Bank Resolution No. 300/2023.
•Virtual assets
In December 2022, Law No. 14,478 was published, establishing a legal framework for virtual asset services in Brazil, including guidelines for the regulation of virtual asset service providers (VASPs). Such guidelines include, among others, free competition, protection of personal data, protection of popular savings, consumer protection, and anti-money laundering actions.
Under the new law, VASPs are defined as legal entities that provide, on behalf of third parties, at least one of the following services: (i) exchange between virtual assets and domestic or foreign currency; (ii) exchange between one or more virtual assets; (iii) transfer of virtual assets; (iv) safe-keeping or management of virtual assets or instruments enabling a control over virtual assets; or (v) participation in financial services and the rendering of services in connection with an the issue, offering or sale of virtual assets.
In connection with Law No. 14,478/2022, Decree No. 11,563 was published on June 14, 2023, designating the Central Bank as the authority in charge of regulating and overseeing this virtual asset market within the scope of the said law, with powers, among others, to authorize the operation of VASPs.
In keeping with the provisions of Law No. 14,478/2022, Decree No. 11,563 stresses that the powers and authority of the Brazilian Securities Commission (CVM) remain unchanged. The CVM is tasked with regulating the issuance and offering of those virtual assets classified as securities under Law No. 6,385/1976.
Both Law No. 14,478/2022 and Decree No. 11,563/2023 came into effect on June 20, 2023. From December 14, 2023 to January 31, 2024, the Central Bank opened Public Consultation No. 97/2023 to gather input from the market for regulating the activities of virtual asset service providers. The Central Bank has already signaled that there will be a second public consultation in 2024 before the actual enactment of the new regulation. As per Communication No. 40,874 of November 6, 2023, the Central Bank has already clarified that VASPs may continue to operate regardless of prior authorization until the normative ruling on the matter ultimately comes into force.

In addition, CVM Resolution No. 175 of December 23, 2022, which became effective in October 2023, classifies virtual assets as financial assets, thus allowing the direct investment by investment funds in such assets, as long as they are traded on entities authorized by the Central Bank or CVM or, in the case of transactions carried out abroad, by a local authority with powers to supervise the relevant transactions, including with respect to market abuse practices, such as money laundering, terrorism financing and financing the proliferation of weapons of mass destruction.
•Recent developments on regulatory capital requirements for payment institutions
In November 2020, the Central Bank launched Public Consultation Notice No. 78/2020, which provided a set of regulations that sought to harmonize the prudential treatment applicable to payment transactions, whether carried out by a payment institution or by financial institution. It also aimed to harmonize the regulatory treatment of exposures arising from related activities conducted by payment institutions with that applicable to the same exposures of financial institutions. The proposal suggested the gradual implementation of the new rules, with full adoption in January 2025.
In this context, the Central Bank has recently published a set of new rules defining the prudential regulation applicable to payment institutions. This set includes the Central Bank Resolutions No. 197/2022, 198/2022, 199/2022, 200/2022, 201/2022 and 202/2022, all of March 11, 2022. Pursuant to these rules, in order to facilitate the application of the respective prudential frameworks, prudential conglomerates will be classified into one of the following types:
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
According to the Central Bank, the concept of regulatory capital applicable to payment institutions was modified in order to ensure greater capacity to absorb unexpected losses. This treatment will consist of deducting certain institutions assets from the calculation of regulatory capital that, in situations of financial stress, have little or no value for maintaining the institutions operation.
Furthermore, the new rules sought to adapt the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for a Type 3 conglomerate, recognizing the peculiarities of the payment services and their differentiated legal status, and give specific prudential treatment to the risks arising from them. In this context, Risk Weighted Assets applicable for payment services risk (RWAsp) was created, encompassing the activities of acquiring, issuance of electronic currency and initiation of payment transactions.
With regard to prudential segmentation, it is worth mentioning that this will also be applied to Type 3 conglomerates. Based on their size and complexity, Type 3 conglomerates will be classified between S2 and S5 and will comply with the prudential rules of the respective segment. With regard to Type 2 conglomerates, as they have less complexity and risk, they will be subject to simplified RWA for payment services, credit and market risks. Type 1 conglomerates will also have to calculate RWA for payment services risk (RWAsp), with the exception of institutions classified under S1 – in any case, these conglomerates will be subject to specific rules, to be edited by the CMN.
Under the new regulation, the prudential conglomerate made up by BancoSeguro, PagSeguro Brazil, PagInvest and MOIP will be classified as Type 3 conglomerate.
The new requirements will be enforceable according to an implementation schedule. The new rules came into effect in July 2023, and full implementation will take place by January 2025. The Central Bank hopes that this will ensure sufficient time for institutions to adjust their internal controls and adjust their equity structure.

•Recent Developments on Prudential Regulation Referring to Credit, Market and Operational Risk
On March 16, 2022, the Central Bank published Resolution No. 229, which came into effect in July 2023. Aligned with Basel III framework, this new rule implements the minimum standard of the Basel Committee for Banking Supervision, or BCBS, for calculating minimum capital requirements related to credit risk according to the standardized approach (RWAcpad). This new regulation replaced Central Bank Circular No. 3,644 of March 4, 2013, pursuant to “Basel III” requirements.
The regulation increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The regulation is addressed to financial institutions classified in Segment 1 (S1) to Segment 4 (S4), which currently opt for the standardized approach for credit risk.
In respect of internal models for credit risk (IRB), the Central Bank issued Resolution No. 303 on March 16, 2023, which came into effect in July 2023. The new framework for IRB approaches aims to reduce their complexity, limit their scope and increase the comparability between institutions that adopt such framework. Among the changes established are the introduction of new minimum standards for some parameters, reducing the set of portfolios eligible for approaches, introducing a new permanent output floor and several other improvements. One of them is the flexibility in the application process for the use of IRB approaches, which now allows partial permanent adoption by specific portfolios.
On April 26, 2023, the Central Bank issued Resolution No. 313, which will come into effect in July 2024 and addresses the second phase of the Central Bank’s market risk framework (Fundamental Review of the Trading Book or FRTB), establishing the procedures for the daily calculation, using a standardized approach, of the portion of risk-weighted assets (RWA) related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading portfolio (RWADRC). The changes provided by the rule include the separation of the calculation of capital requirement of exposures subject to credit risk classified in the trading book from those classified in the banking book, enabling the elimination of exposure protected by credit derivatives and encouraging institutions to include this hedging mechanism in their portfolios, in order to lower effective exposure to risk.
In respect of Operational Risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which comes into effect in January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for required capital for risk-weighted assets (RWAopad) currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.
•Payment schemes
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
Not all the payment schemes are subject to the applicable regulation of the payment industry, including license requirements and supervision by the Central Bank. The regulatory framework imposes supervision only over payment schemes that are considered relevant and, thus, are part of the SPB. The requirements for such classification depend on certain features, as follows:
◦Payment schemes that exceed certain thresholds on number of payment transactions or aggregate value of transactions are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization by the Central Bank.

◦Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization from the Central Bank, although they are required to report certain operational information to the Central Bank if so requested by the regulator. Furthermore, the Central Bank can issue an order requiring these payment schemes to apply for authorization to be part of the SPB on a case-by-case basis. In case an operational threshold is met, the payment scheme become part of the SPB and an application must be filed, but the payment scheme can continue to operate as usual until the authorization is granted by the Central Bank.
◦Limited-purpose payment schemes are not considered part of the SPB and, therefore, not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain Central Bank authorization. Limited-purpose payment schemes are those whose payment orders are: (i) accepted only at the network of merchants that clearly presents the same visual identity as the issuer, such as franchisees and other merchant licensed to use the issuer’s brand; (ii) intended for payment of specific public services, such as public transportation and public telecommunications; (iii) related to employee benefits established by law (such as meal vouchers) or (iv) issued and accepted exclusively in the scope of a closed-loop payment scheme and intended for payment of specific services as set forth by Central Bank by means of Central Bank Resolution No. 150/21.
◦Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank. This applies, for example, to payment schemes set up by governmental authorities, closed-loop payment schemes set up by certain financial institutions and closed-loop payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.
Moreover, there are two key types of payment schemes:
◦Closed-loop payment scheme (arranjos de pagamento fechados), in which payment services (management of payment account, issuance and acquiring) are all carried out by the same entity that is the payment scheme owner or by an entity that controls or is controlled by or is under the same control of the payment scheme owner; and
◦Open-loop payment schemes (arranjos de pagamento abertos): all other payment schemes that do not fall under the closed-loop category.
In October 2021, Central Bank Resolution No. 150/2021 revoked Circular No. 3,682 and Resolution No. 89/2021 to promote changes and consolidate the rules applicable to payment schemes (many of them already introduced by the changes brought under Resolution No. 89/2021). The objectives of the rule were, in addition to modernizing regulation on the matter, (i) reducing the regulatory cost on smaller schemes or that serve specific markets, (ii) improving the rules for settlement of prepayment of arrangements receivables and (iii) giving more equal treatment to agents who perform similar activities in open-loop payment arrangements.
•Payment scheme owners
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
•Payment Institutions
Payment institutions are classified into the following types under Brazilian regulations, as per Central Bank Resolution No. 80/2021:
◦Issuers of electronic currency (i.e., e-money, generally in the form of prepaid deposits): these payment institutions manage prepaid payment accounts for cardholders or end users, carry out payment transactions using electronic currency deposited into these pre-paid accounts, and convert the deposits into physical or book-entry currency or vice versa.
◦Issuers of post-paid payment instruments (mainly credit cards): these payment institutions manage payment accounts where the cardholder or end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.
◦Acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the issuer of the prepaid or post-paid instrument, and settling with the merchant.
◦Payment transaction initiators: these payment institutions provide payment transaction initiation services without managing payment accounts nor holding, at any time, the transferred funds. Additionally, they may not store end-users credential data used to authenticate payment transactions.
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
Recent regulations issued by the Central Bank tightened the rules applicable to payment institutions that are issuers of electronic currency, requiring those who started operating after March 1, 2021 to obtain Central Bank authorization before launching operations. Before this change, these issuers could operate without a license until reaching certain operational thresholds. The institutions already operating before March 1, 2021 and below the established thresholds shall seek authorization according to a predetermined schedule and all existing issuers of electronic currency must request authorization by December 2029.
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
In order to provide protection from bankruptcy, Law No. 12,865/2013 sets forth that funds deposited in prepaid payment accounts are considered segregate net equity (patrimônio segregado), i.e. such funds are segregated from the payment institution’s own assets. In addition, in order to enforce such legal provision, the payment institution must hold all of the funds deposited in the prepaid payment account in certain specified instruments, either: (i) in a specific account with the Central Bank or (ii) in federal government bonds registered with the SELIC, the Central Bank’s overnight rate. As of July 2023, balances held in this specific account with the Central Bank started to be remunerated, as provided for by Central Bank Resolution No. 300/2023. In this regard, PagSeguro Brazil’s activities as a payment institution issuer of electronic currency (prepaid account management) have 100% of all balances maintained in payment accounts invested in such instruments and protected from PagSeguro Brazil’s bankruptcy.
•Changes in the regulation of credit cards and prepaid payment accounts
On May 19, 2021, the Central Bank issued Resolution No. 96/2021 which amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts). The rule came into force on March 1, 2022, revoking Circular No. 3,680/2013.
Among other measures, Resolution No. 96/2021 eliminated the exhaustive list of minimum customer registration information for opening prepaid and postpaid payment accounts; each institution will have discretion to determine what information it will require from the customer, depending on its profile. It also provides for new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.
Resolution No. 96/2021 classifies payment accounts into two types:
◦Prepaid payment accounts: where the funds have been deposited into the payment account in advance of the intended payment transaction.
◦Post-paid payment accounts: where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance.
In addition, Resolution No. 96/2021: (i) revised the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and tariffs; (ii) defined minimum provisions that must be included in the account agreements; and (iii) mandated that the institution sends or makes available to the customer, by physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the customer (among the options made available by the institution).

On December 21, 2023, Central Bank issued Resolution No. 365, which amended Resolution 96 and established new requirements for credit card bills and other postpaid instrument invoices, such as presenting information in an orderly form according to groups of information (i.e. highlighted area, payment alternatives and complementary information). This Resolution will enter into force on July 1, 2024.
•Recent developments on revolving credit (crédito rotativo) and installment credit (crédito parcelado) regulations
On October 3, 2023, Brazilian Federal Law No. 14,690 was published, establishing a new limitation on the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito). On December 21, 2023, the CMN and the Central Bank regulated, through Resolution No. 5,112 and Resolution No. 365, the limitation provided for in Law 14,690/2023. Under such rules, the total amount of interest and financial charges in connection with revolving credit and/or installment credit cannot exceed the original amount of the debt financed. This limitation applies to all issuers of credit cards and other post-paid payment instruments.
CMN Resolution 5,112/2023 sets forth that the new limit applies to each new revolving credit transaction or installment credit with interest. In other words, each issuer must have a control per financed transaction (revolving credit or installment credit with interest) in order to prevent the interest on this transaction from exceeding the interest limit imposed by Law 14,690/2023. Also, civil default interest and contractual fines resulting from penal clauses (imposed for late payments), as well as other fees and commissions incident to the financing transaction, make up the calculation of interest that will be subject to the limit mentioned therein.
CMN Resolution 5,112/2023 further ensures that credit card issuers and holders can renegotiate the financing as long as the total amount charged as interest and financial charges applicable to each renegotiation does not exceed the amount of the original debt.
The rule provides that the original amount of the debt as well as the total amount charged as interest and financial charges applicable to each financing transaction must be detailed in the respective statements and invoices in connection with current regulations (i.e., CMN Resolution No. 5,004, of March 24, 2022, and BCB Resolution 96, of May 19, 2021, as amended by Central Bank Resolution No. 365/23).
CMN Resolution 5,112/23 came into force on the date of its publication, however, the interest rate limitation applies to new financing (revolving and installment credits) agreed as of January 3, 2024.
•PagSeguro Brazil’s, MOIP’s, Bancoseguro’s and PagInvest’s regulatory status
In December 2014, PagSeguro Brazil applied to the Central Bank for the following authorizations:
◦Authorization as a payment institution, as an issuer of prepaid electronic money. This application relates to the free PagBank digital account and to our issuance of PagSeguro electronic currency and prepaid cards. The application regarding the free PagBank digital account relates to our rules and our brand, and the application regarding our prepaid cards relates to the third-party payment schemes within which the cards are issued.
◦Authorization as a payment institution, as an acquirer.
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
PagSeguro Brazil also applied in February 2019 for an authorization from the Central Bank to conduct activities as a payment institution issuer of post-paid payment instruments (credit cards) within third-party open-loop payment schemes. This authorization was formally granted on March 16, 2019.

PagSeguro Brazil is a participant of the Pix instant payments scheme and has joined open finance on its phase 3, as an account service provider. For more information about the Pix payment scheme, see "Regulation of the Payments Industry in Brazil.”
On September 29, 2020, PagSeguro Brazil completed the acquisition of MOIP, which is authorized as an issuer of electronic money and as an acquirer. MOIP’s authorizations were obtained on January 17, 2019.
Law No. 12,865/2013 prohibits payment institutions from performing activities that are restricted to financial institutions, which are regulated by Law No. 4,595/1964. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as "lending,” which is an activity that is restricted to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as "interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. In this sense, the Central Bank Office of Legal Counsel (Procuradoria-Geral do Banco Central) issued a legal opinion that (i) advance of merchants’ trade receivables (credit card installment receivables backed by executed and paid transaction) to them relates to the early payment of an obligation and should not be confused to an activity that is restricted to financial institutions; and (ii) discount rates applicable to this prepayment mechanism are subject to the limits set by the Brazilian Usury Law.
For transactions that form part of the Brazilian financial system, financial institutions may set interest rates freely, provided that they are not excessive for consumers. For transactions that do not form part of the Brazilian financial system, historically, the Brazilian Usury Law (Decree-Law No. 22,623/1933) capped interest rates at 12% per year. Subsequently, the Brazilian Civil Code, which replaced the Usury Law, capped interest rates at two times the interest rates applicable to the National Treasury (Fazenda Nacional), which is currently the SELIC interest rate (although there is some legal debate as to whether the Brazilian Civil Code has effectively replaced the original Brazilian Usury Law). As a result, if the discount rate that we charge merchants for early payment of their receivables is considered to be "interest,” it would be capped at two times the SELIC interest rate. This limitation is mitigated by the FIDC that we use to finance our early payment of receivables feature.
BancoSeguro is a financial institution duly authorized by the Central Bank to perform banking operations in accordance with current regulation (such as CMN Resolution 4,970/2021). It also holds a license from the CVM to provide securities custody services, which was obtained on February 22, 2021. On December 14, 2021, BancoSeguro was authorized by the Central Bank and received a license to operate in the foreign exchange market.
In March 2023, the Central Bank authorized PagInvest to operate as a securities broker-dealer (corretora de títulos e valores mobiliários) in Brazil. In October 2023, the CVM also authorized PagInvest to provide custody services as a securities broker-dealer. Our investment related activities in the securities market, currently conducted by BancoSeguro through our investment platform, will gradually transition to PagInvest.
•Operations and registration of receivables from payment arrangements
On December 19, 2018, the CMN and the Central Bank published Resolution No. 4,707/18 and Circular No. 3,924/18, which impose transitional rules regarding credit card receivables and credit operations guaranteed by such receivables.
The main intention of Resolution No. 4,707/18 and Circular No. 3,924/18 was to allow merchants to offer their future credit card receivables as collateral to their banks for loans. In summary, both Resolution No. 4,707/18 and Circular No. 3,924/18 created information exchange obligations between financial institutions and acquirers/subacquirers, in order to facilitate the delivery of information related to merchants’ settlement schedules (agendas de recebíveis). In accordance with these rules, financial institutions must keep acquirers and subacquirers informed about credit operations linked to credit card receivables. Acquirers, in turn, are required to disclose transaction data, such as settlement schedules (agendas de recebíveis), about their respective merchants to (i) financial institutions who have ongoing lending transactions secured by such receivables; and (ii) any other financial institution that is expressly authorized by such merchants to obtain this data.
On June 7, 2021, Resolution No. 4,707/18 and Circular No. 3,924/18 have been replaced by Resolution No. 4,734/19 and Circular No. 3,952/19 (the latter subsequently replaced by Central Bank Resolution No. 264/22, (as amended by Resolution Central Bank No. 349 of October 31, 2023), which created new and definitive regulation in order to improve the rules regarding merchants’ credit transactions guaranteed by card receivables and the prepayment and discount of such receivables, increasing competition and thus reducing the cost of credit.

This new regulatory framework brought a number of relevant changes to transactions involving credit and debit card receivables, including transactions for the early payment of such receivables by acquirers and sub-acquirers, which are subject to new procedures, as well as the assignment of these receivables to institutions that do not belong to the Brazilian National Financial System (Sistema Financeiro Nacional - SFN), or National Financial System.
The general principle adopted by these rules is that receivables from payment arrangements that are provided as collateral in credit transactions or assigned in discount transactions (desconto de recebíveis) must be registered in a centralized registration system operated by an entity authorized by the Central Bank. In this sense, Circular No. 3,952/19, replaced by Central Bank Resolution No. 264/22, (recently amended by Resolution Central Bank No. 349/2023), introduced the requirement of a market infrastructure convention, which created a system allowing for the registration of these receivables as financial assets, interoperability, and the exchange of information between the registration systems and market participants.
Resolution No. 4,734/19 requires that the amount of receivables granted as guarantees for a certain credit transaction be reduced, whenever applicable, so that such amount is limited to the outstanding balance of the transaction or to the maximum limit available under a credit line (non-dischargeable credit facility extended by a financial institution on an absolute and unilateral basis).
If we fail to comply with the requirements of the Brazilian legal and regulatory frameworks, we could be prevented from carrying out our regulated activities, and we could be (i) required to pay substantial fines (including per transaction fines) and subject to disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation of PagSeguro Brazil. We could also be subject to private lawsuits. For additional information, see "Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.”
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
•Anti-money laundering rules
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
In compliance with the Brazilian anti-money laundering law, payment institutions and financial institutions in Brazil must establish internal control and procedures aiming at:
◦Identifying and knowing their clients.
◦Checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity;
◦Checking the origin of funds.
◦Carrying out a prior analysis of new products and services, under the perspective of money laundering prevention.
◦Controls, resources and monitoring systems for the rapid detection and reporting of suspicious activity.
◦Compliance with all applicable regulatory requirements for recordkeeping and reporting.
◦Keeping records of all transactions.
◦Applying special attention to: (i) unusual transactions or proposed transactions with no apparent economic or legal basis; (ii) client and transactions for which the Ultimate Beneficial Owner (UBO) cannot be identified; and (iii) situations in which it is not possible to keep the clients’ identification records duly updated.
◦Offering anti-money laundering training for employees.
◦Monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes.
◦Reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report).
◦Ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions.
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

•Regulation on fraud prevention
Furthermore, on May 23, 2023, the CMN and Brazilian Central Bank enacted the Joint Resolution No. 6, which sets forth the requirements for sharing data and information on signs of fraud. On October 4, 2023, the Central Bank issued Resolution No. 343, establishing the necessary measures for such sharing of data and information.
BCB Resolution 343/2023 establishes that financial institutions, payment institutions and other institutions authorized to operate by the Brazilian Central Bank, for purposes of data retention, shall consider signs of actual or attempted fraud at least in the following activities: (i) opening deposit accounts or payment accounts; (ii) providing payment services; (iii) maintaining deposit accounts or payment accounts; and (iv) contracting credit transactions.
The new rules also set forth the minimum set of data and information that must be retained as well as that it must be shared exclusively by electronic systems compliant with the requirements set forth therein. In this context, records containing indications of actual or attempted fraud must contain (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the indications of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder if the activity is a payment service.
•Regulation of banking activities
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
In this regard, BancoSeguro must observe certain key governance, compliance and supervision requirements applicable to all the institutions part of the National Financial System, such as:
◦Minimum capital requirements.
◦Compulsory deposits requirements.
◦Fixed asset investment limits.
◦Limits to exposure on foreign currency.
◦Limits to charge fees and commissions for certain financial services.
◦Requirements regarding the establishment of internal controls and procedures.
◦Requirements regarding implementation of risk management structures.
◦Observation of know your costumer and anti-money laundering rules.
◦Constitution of ombudsman office.
◦Preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional—COSIF).
◦Anti-money laundering, anti-terrorist and know-your-client requirements, administrative penalties for non-compliance.

◦Additional regulations from other agencies that are specific to banking activities, such as the CVM’s fundraising rules.
◦Cybersecurity regulations, notably CMN Resolution No. 4,893/2021.
◦Limits to acquire real estate properties not intended to be used by the institution, except when such properties are received as payment of non-performing or doubtful loans, or when expressly authorized by the Central Bank, and in accordance with rules to be issued by the CMN; and
◦Requirements to operate with related parties, as described in CMN Resolution No. 4,693/2018.
Financial institutions are also members of the SPB. Under the SPB, the Central Bank has control over the banks’ reserve accounts through the STR – Reserve Transfer System, a computerized system which enables the online transfer of funds between financial institutions and constitutes a strict control of bank balances.
In addition to regulations affecting the financial system, BancoSeguro is also subject to laws relating to anti-money laundering, banking secrecy, consumer protection, tax, and other regulations applicable to Brazilian companies generally, as discussed above.
If BancoSeguro fails to comply with the requirements of the National Financial System BancoSeguro could be prevented from carrying out its regulated activities and could be (i) required to pay substantial fines (including per transaction fines) and subject to disgorgement of our profits, (ii) required to change our business practices, or (iii) subjected to insolvency procedures such as an intervention by the Central Bank and the out-of-court liquidation.
•Securities regulations
Multi-purpose banks with an investment banking portfolio (also known as investment banks), such as BancoSeguro and securities broker-dealer (corretora de títulos e valores mobiliários), such as PagInvest, may, among other roles, provide securities distribution, intermediation and custody services, which are subject to Brazilian securities laws and regulations.
The main laws governing the Brazilian capital markets are Law No. 4,728/1965 and Law No. 6,385/1976. Among other provisions, they regulate the distribution and issuance of securities in the market, the trading of securities and the settlement and/or clearance of securities transactions. The regulatory framework in Brazil is further supplemented by regulations issued by the CMN, the CVM, the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants (for example, the B3 and the ANBIMA). In addition to the regulatory and supervision powers of the Central Bank, all Brazilian financial institutions are subject to oversight by the CVM when they participate in the Brazilian capital markets (such as BancoSeguro and PagInvest).
Multi-purpose banks with an investment banking portfolio are also regulated by CMN Resolution No. 5,046/22, which allows these entities to carry out, among others, the following activities in the capital markets: (i) participate in the processes of issuance, subscription for resale and distribution of securities; (ii) enter into securities purchase and sale transactions, for their own account or for the account of third parties; (iii) operate in commodities and futures exchanges, and in organized OTC (over the counter) markets, on its own or third-parties’ account; and (iv) coordinate reorganization and restructuring processes of companies and conglomerates, through consultancy services, equity interest and/or granting of funding or loans. Investment banks are also allowed to provide other services in the securities market, such as bookkeeping, custody, and management of third-parties’ assets, among others.
Furthermore, the investment fund industry was fundamentally changed by the CVM Resolution No. 175/2018, edited in December 2022, and partially in force since October 2023. Currently, BancoSeguro acts as an investment fund quotas distributor to its clients, and as such, is only partially affected by the changes brought upon by the regulation. This latest CVM Resolution aims to bring the local investment funds industry up to the international standards, and regarding the distribution side of the industry, the biggest changes are related to the commercial relationship to be established between the distributor and the other members of the investment industry. With the new regulation, the distribution side will be hired by the fund manager, instead of the administrator (as established under the previous regulation). Thus, we expect to have a larger pool of counterparties in our contracts for the distribution of third-party funds, as there are more fund managers than administrators. Finally, other changes brought upon by the new regulation have been postponed, and will take effect on June 2025.

•E-commerce, banking secrecy, data protection, consumer protection and taxes
In addition to regulations affecting digital payment schemes, we are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, consumer protection laws, data protection laws and regulation, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Law No. 12,965/2014, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights and obligations relating to internet service providers. This law exempts intermediary platforms such as PagSeguro from liability for activities carried out by their users. Since there are no settled court decisions in this area, however, it is still possible that we may be subject to joint civil liability for activities carried out by our users.
Furthermore, in September 2020, LGPD entered into force, and its administrative sanctions provisions became effective in August 2021 under the Brazilian Federal Law No. 14,010/2020. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.
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
There are also specific rules and procedures regarding the relationship with customers and users of products and services by financial and payment institutions authorized to operate by the Central Bank. In 2021, CMN and the Central Bank enacted Resolution No. 4,949/2021 and Resolution 155/2021, respectively, aiming at ensuring a fair and equitable treatment at all stages of the relationship with the institutions providing financial and payment services, as well as a convergence of the interests of the providers with those of their consumers. Furthermore, on December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8, which requires the institutions authorized to operate by the Central Bank to adopt financial education measures designed for their clients and users that are natural persons, including individual entrepreneurs, by means of the publication of a financial education policy, the provision of financial education content and tools in an appropriate language, channel and timing, considering the characteristics and needs of their clients and users. Resolution No. 8/2023 rule will enter into effect on July 1, 2024.
Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the Internet and bank secrecy laws (Complementary Law 105/2001, which had its provisions extended to payment institutions through Article 17 of CMN Resolution No. 4,282/2013). We are also subject to trademark protection rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.
The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, see "Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry.”

•Cybersecurity Regulation
Financial institutions in Brazil are subject to specific cybersecurity and cloud outsourcing regulations to ensure the integrity and security of their internal controls. Key among these regulations is CMN Resolution No. 4,893/2021, mandating the establishment of a cybersecurity policy and guidelines for outsourcing data processing, storage and cloud computing services. Additionally, CVM Ruling No. 35/2021 outlines the necessary cybersecurity and data protection standards for security transactions in regulated markets. By December 2021, institutions were required to be fully compliant, including having policies and response plans for cybersecurity incidents. Data processing and storage can occur both within and outside Brazil, provided the Central Bank retains access to overseas data for inspection. Any relevant agreements that are entered into providing for processing services must be reported to the Central Bank within ten days of signing. Also, if processing, storage and cloud computing services are to be provided abroad and classified as “relevant” by the contracting regulated institution, additional regulatory requirements apply. In scenarios such as this, if there is no agreement to exchange information between the Central Bank and the supervisory authorities of the countries where the services will be provided, prior authorization from the Central Bank will be required for contracting the service and for certain changes to the terms of the agreement.
In addition, Central Bank Resolution No. 85/21 provides for the cybersecurity policy and requirements applicable to payment institutions authorized to operate by the Central Bank in contracting cloud computing, data processing and storage services. The cybersecurity policy and requirements set forth in Resolution No. 85/21 are very similar to the requirements that apply to financial institutions under CMN Resolution No. 4,893.
To further regulate the sector, the Central Bank initiated Public Consultation No. 97 on December 14, 2023. This consultation seeks feedback on regulating Virtual Asset Service Providers (VASPs) under Law No. 14,478 of 2022, covering a range of topics, including cybersecurity.
•Recent changes regarding in rem collateral
On October 30, 2023, Bill of Law No. 4,188/2021, known as the Legal Framework for Guarantees, was sanctioned by the President of Brazil, resulting in the publication of Law No. 14,711. The rule introduces important changes to the legal framework for collateral, and the result is expected to be greater legal security, a reduction in the spread on secured loans and greater availability of credit to borrowers. It mainly aims at tackling the current problem of dead capital in the fiduciary sale of real estate – that is, the impossibility of the same property being used as collateral more than once. Thus, Law No. 14,711 promotes the following changes to Brazilian civil law: (i) allowing a new fiduciary sale of the same property; (ii) the extension of the current guarantee to a new debt; and (iii) the introduction of the collateral agent into the Brazilian legal system. The new law also introduces several improvements related to the perfection and extrajudicial enforcement of collateral, including amendments and revocations of outdated laws, changes to collateral registration rules etc.
3.Organizational structure
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with the legal name PagSeguro Digital Ltd. and are a subsidiary of Universo Online S.A., or UOL, a Brazilian privately held Corporation that was founded in 1996 and Brazil’s largest internet content, digital products and services company. Our principal executive office is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and our telephone number is +55 (11) 3914-9524. Our investor relations office can also be reached at +55 (11) 3914-9524. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is www.pagseguro.uol.com.br. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://investors.pagbank.com/. Information provided on our website is not part of this annual report and is not incorporated by reference herein.

We carry out our operations principally through our Brazilian operating company, PagSeguro Internet Instituição de Pagamento S.A. (or PagSeguro Brazil), a Brazilian joint-stock company (sociedade por ações). PagSeguro Brazil carries out most operations directly, and also has four wholly-owned subsidiaries, all of which are also Brazilian companies: (i) Wirecard Brazil Instituição de Pagamento S.A. (formerly Wickard Brazil S.A.), or MOIP, which provides collection and registration information activities; (ii) PagSeguro Biva Securitizadora de Créditos Financeiros S.A., which provides services related to the acquisition and securitization of financial credit operations and the issuance of securities guaranteed by such credit; (iii) Concil Inteligência em Conciliação S.A., which is became operational in December 2022, provides professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing and assignment of the right to use computer program; and (iv) NetPOS Serviços de Informática S.A., an information technology company, which specializes in the development and licensing of software related to store front commercial automation and provides us with a set of solutions for our merchants to perform sales management, inventory control, financial reporting and tax issuing. In March 2019, we acquired 10% of NetPOS, and in July 2023, the remaining 90%; furthermore, in October 2020 and August 2021, we acquired 100% of MOIP and 100% of Concil Inteligência em Conciliação S.A., respectively. We incorporated RegistraSeguro in July 2023.
PagSeg, is a holding company organized in Brazil and incorporated in July 2020, has six wholly-owned or substantially wholly-owned subsidiaries: (i) PagSeguro Tecnologia Ltda. (formely BoaCompra Tecnologia S.A), organized in Brazil, which operates our online gaming and cross-border digital services across the globe; (ii) CDS Serviços Financeiros Ltda., organized in Brazil, which provides services as correspondent for financial institutions; (iii) NET+Phone Telecomunicações Ltda., organized in Brazil, which handles the exploration and provides services of telecommunications in general; (iv) PagSeguro Biva Serviços Financeiros Ltda., organized in Brazil, which is a payment scheme owner which provides consulting and financial services; (iv) BCPS Online Services Ltda., or BCPS, a company organized in Portugal, serves as PagSeguro Tecnologia’s hub in Portugal and handles part of its account management; and (v) Pag Participações (formerly PagBank Participações Ltda.), a holding company organized in Brazil.
In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, we acquired 100% of BancoSeguro, organized in Brazil, through our wholly-owned direct subsidiary BS Holding, a holding company organized in Brazil, whose sole purpose is to hold interest in financial institutions, as required by current banking regulations and through which we hold BancoSeguro. BancoSeguro holds a license to provide financial services. This acquisition has allowed us to expand our product and services offering. In May, 2022, BS Holding incorporated PagInvest Corretora de Títulos e Valores Mobiliários Ltda., or PagInvest, which is organized in Brazil and provides financial services related to financial market.
In November 2017 we set up a FIDC. The PagSeguro Brazil owns 85% of the FIDC’s subordinated quotas and PagSeguro Digital 15%, in accordance with Brazilian law, the FIDC may use between 50% and 100% of its capital to purchase merchant receivables. The FIDC is used to finance the early payment of receivables of our merchants. Our remuneration from the early payment of receivables feature continues to be reflected as financial income in our consolidated financial statements. We do not expect the establishment of the FIDC to impact the discount rate we charge in connection with the early payment of receivables feature or the expenses we incur to obtain early payment of receivables from card issuers and acquirers. The FIDC is a common structure for Brazilian payment providers who offer early payment of merchants’ receivables. In addition to broadening our financing options for this feature generally, it reduces certain regulatory constraints since the FIDC structure is specifically designed for this financing activity under Brazilian law. For further information regarding our early payment of receivables feature, see "Our Products and Services—The Free PagBank Digital Account—The PagSeguro Ecosystem—Early payment of installment receivables.”
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
In December 2022, PagSeguro Biva Correspondente Bancário Ltda. was incorporated into PagSeguro Biva Serviços Financeiros Ltda.

The chart below shows our corporate structure, including our wholly-owned and majority owned subsidiaries, as of the date of this annual report:

(*)    Shares delivered under the LTIP and LTIP – Goals, which also composes Pagseguro Digital Ltd.
(**)    Refers to total capital; UOL directly holds 85,90% of our voting capital.
(***)    For more details on the subsidiaries, please refer to “Item 4. Information on the Company,” subtopic “History and Development of the Company”

4.Property, plant and equipment
4.1.Our facilities
We do not own any real estate. We lease our head office directly from a third-party, and we directly rent a number of other smaller offices in Brazil directly from third parties. For our other office space and the operations center in São Paulo, we either lease the space on market terms on an arm’s-length basis from UOL or its affiliates, or we use the space provided by UOL or its affiliates on a cost-sharing basis through an expense apportionment agreement entered into between us and UOL or the relevant affiliate. For more information on this agreement, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with UOL and UOL Subsidiaries—Cost-Sharing Agreements.” We also lease other office for our subsidiaries.
4.2.Other equipment
The majority of our equipment consists of POS devices, which made up 86.8% of our equipment costs in 2023. The rest of our equipment consists of data processing equipment, machinery, building leasing, facilities and furniture and fittings.

4.3.Intellectual property
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
We actively pursue registration of our trademarks, copyrights, logos, service marks and domain names. We have registered or applied for registration of trademarks with the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial, or INPI) including, among others, the trademarks and logos of “PagSeguro,” “PagBank,” “Moderninha,” “Minizinha,” “PlugPag,” “PagInvest” and “PagVendas”. We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “moderninhax.com.br,” “moderninhaplus.com.br,” “moderninhapro2.com.br,” “moderninhasmart.com.br,” “minizinha.com.br,” “minizinhachip.com.br,” “minizinhanfc.com.br,” “boacompra.com.br,” “pagbank.com.br,” “pagbank.com,” “paginvest.net” and “paginvest.com.br”. We own or have the right to use all of the material intellectual property that we use.
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
We operate software products under licenses, including certain open-source licenses, from our vendors, including, among others, Verifone, Oracle, Feedzai and Cisco. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed in every case.
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
For information about risks affecting our intellectual property, see "Item3. Key Information—Risk Factors—Risks Relating to our Business and Industry—We have only a limited ability to protect our intellectual property rights, which are important to our success.”
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
•operate as a full acquirer; and
•operate as a cross-border Payment service provider (PSP).
Our end-to-end digital ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. For example, according to a survey conducted by us in December 2022, 52% of merchants who own our entry-level mPOS device, the Minizinha, did not accept card payments prior to signing up with PagSeguro. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their free PagBank digital accounts, without the need for a bank account. Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 40 payment methods and thirteen cash-out options including bill payments, top up prepaid mobile phone, several partnerships available in PagBank app such as Uber, iFood, Play Station, Xbox, among others, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our free PagBank digital account serves both consumers and merchants.
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
Increased use of credit and debit cards and expanded digital payments network
The results of our operations depend significantly on the use of credit and debit cards to make digital payments in Brazil. According to ABECS, credit, debit and prepaid cards transactions accounted for 57% of household consumption in 4Q2023 in Brazil, totaling R$ 3.7 trillion. Credit, debit and prepaid card transaction volume in Brazil has increased at a compound annual growth rate of 18% from 2016 to 2023 according to ABECS, in which 64% of the transactions volume corresponds to credit card transactions and 27% corresponds to debit card transactions. According to ABECS estimates, 2024 is expected to have between R$ 4.05 and R$ 4.12 trillion in card volume, representing an increase of 8.5% to 10.5%.
According to ABECS, online purchases made up only 33% of the total credit card transactions volume in Brazil in 2023, an increase of 4% from 29% in 2019, illustrating the potential for expansion of online payments in Brazil.
Our results of operations depend in part on consumers’ widespread acceptance and use of the internet as a way to conduct commerce and financial transactions. E-commerce is also under penetrated compared to e-commerce levels in more developed economies. According to eMarketer, Brazil’s e-commerce totaled approximately US$70 billion in 2023 and accounted for 10.9% (an increase from 5.9% in 2019) of the US$639 billion in retail sales for the year, compared to 19.4% worldwide in 2023. Purchases made through mobile devices (m-commerce) reached approximately US$42 billion and accounted for 61% (from 39% in 2019) of all online (e-commerce) retail sales in Brazil in 2023.
Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be always self-sufficient.
Further afield, Latin America’s retail industry proved resilient amid two years of market volatility caused by the pandemic. By the end of 2021, retail sales were well on their way to a full recovery from 2020, and healthy increases are expected to be seen, retail e-commerce sales in Latin America are expected to grow at a double-digit annual rate until 2026, according to eMarketer.
In 2023, considering the worldwide economy, total retail sales increased 6.0%, retail e-commerce Sales grew 15.4% and retail m-commerce sales grew 19.0%. In its turn, in Latin America, total retail sales increased 7.2%, retail e-commerce Sales grew 16.4% and retail m-commerce sales grew 19.9%.

In addition, according to eMarketer’s Latin America Mobile Payment Users report, proximity payment penetration in Brazil reached 25% of smartphone users in 2023. This is higher than the penetration rate in Mexico (17%). According to eMarketer, Brazil had 30 million proximity payment users in 2023, representing a 114% increase from the 14 million proximity payment users observed in 2019.
Furthermore, according to the most recent data included in The Global Payments Report 2023 by Worldpay from FIS, released in March 2023, consumer use of credit cards remains strong, while sources of credit are diversifying and they are increasingly paying via credit card funded digital wallets, BNPL and POS financing offered by banks, fintechs and merchants. For Latin American countries, they expect that digital wallets will increase from 21% to 28% of e-commerce payment volumes by 2026, almost reaching the share of credit cards (which will decrease from 35% to 29%). Globally, digital wallets are extending their omnichannel dominance, being already the leading payment method and remaining among the fastest growing methods. The projections are that digital wallets will increase from 49% to 54% of global e-commerce payment volumes by 2026 with decline in credit cards (from 20% to 16%) and debit cards (from 12% to 10%). Nevertheless, digital wallets and credit and debit cards will still account for 80% of e-commerce global spend by 2026. Buy Now, Pay Later (BNPL) is expected to gradually keep gaining market share, from 5% in 2022 to 6% by 2026, according to FIS Worldpay.
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
Inflation
Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rates are 3.93%, as of March 2024 considering the accumulated inflation for the last 12 months, and were 4.62%, 5.79%, 10.06% and 4.52% in 2023, 2022, 2021 and 2020, respectively. The SELIC interest rate, the Central Bank’s overnight rate, reached a high point of 14.25% p.a. in 2016, before a series of rate reductions in 2017, bringing the SELIC interest rate down to 7.00% p.a. as of December 7, 2017, where it remained at year-end 2017. The COPOM reduced the SELIC interest rate to 6.75% p.a. on February 7, 2018, and further reduced it to 6.50% p.a. on March 21, 2018. In 2019, the COPOM reduced the SELIC interest rate further to 4.5% p.a. As of December 31, 2020, the SELIC interest rate was 2.0% p.a. The Central Bank gradually raised the SELIC interest rate in 2021, accelerating the pace of interest rate spikes reaching 9.25% p.a. at the end of 2021. In early 2022, the COPOM raised interest rates again, reaching 11.75% p.a. in April 2022 and raised the interest rates again on May 4, 2022 and June 15, 2022 to 12.75% p.a. and 13.25% p.a., respectively. On August 3, 2022, the COPOM increased the interest rate to 13.75% p.a. On September 20, 2023 the COPOM decreased the interest rate to 12.75% and on November 1, 2023 further decreased the interest rate to 12.25%. Continuing a trend of declining interest rates, the COPOM further decreased the interest rate to 11.75% and 11.25% on December 13, 2023 and January 31, 2024, respectively. On March 20, 2024, the COPOM further decreased the interest rate to 10.75% and has not revised this rate as of the date hereof. For more information, see “Brazilian political environment and macroeconomic conditions, interest rates, consumer credit and consumer spending” and “Item 3. Key Information—Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital market, and high levels of inflation in the future would harm our business and the price of our Class A common shares.”
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
As our payments ecosystem, merchant services and banking solutions include both acquiring and issuing business operations, the variations to interchange rates that may negatively affect one side of the business, may also positively affect the other side of the business. However, this correlation does not guarantee that we will not experience a negative impact on our overall financial condition as a result of variations in the interchange rates and payment methods utilization mix.
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

According to data provided by the IBGE (PNAD), the Central Bank (CCS - Cadastro de Clientes do Sistema Financeiro) and internal estimates, 2.3 million Brazilians of working age (1.3% of all Brazilian adults) still did not have a bank or relationship bank account (unbanked) in December 2023. However, and more importantly, another estimated 20 million (11.4% of all Brazilian adults) have incomplete or inadequate access to financial services (underbanked), for example, and only possess a savings accounts or basic bank packages for payroll or deposit accounts, totaling 22.3 million (13% of Brazilian adults) who are at most underbanked in Brazil, reinforcing the still existing potential for innovative digital banks to compete with incumbents.
The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Years Ended
	December 31,
	2023	2022	2021	2020	2019
Real growth (contraction) in gross domestic product	2.9%	3.0%	4.8%	(3.3)%	1.2%
Inflation (IGP-M)(1)	3.2%	5.5%	17.8%	23.1%	7.3%
Inflation (IPCA)(2)	3.8%	5.8%	10.1%	4.5%	4.3%
Long-term interest rates – TJLP (average)(3)	6.6%	6.8%	4.8%	4.5%	6.2%
CDI interest rate (average)(4)	13.2%	12.5%	4.5%	2.8%	5.9%
LIBOR(5)	5.5%	3.4%	0.3%	0.7%	2.4%
Period-end exchange rate—reais per US$1.00	4.93	5.28	5.57	5.20	4.03
Average exchange rate—reais per US$1.00(6)	5.00	5.17	5.40	5.16	3.95
Change in average exchange rate of the real vs. US$	3.2%	4.3%	(4.6)%	(30.8)%	(7.9)%
Average unemployment rate(7)	8.0%	9.3%	13.2%	13.8%	12.0%

Source: FGV, IBGE, Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average US dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.
The performance of the Brazilian economy was unexpected and positive in 2023, with the slowdown in inflation and interest rates beginning to decrease in the second half of 2023. Despite reform approvals, the political environment remains characterized by high levels of uncertainty and instability. For further information, see “Item 3. Key Information—Risk Factors— Risks Relating to Brazil— Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.”
Our business has grown rapidly, driven by new clients and increased TPV, with our Total Revenue and Income increasing to R$15,948.4 million in 2023 from R$15,334.9 million in 2022 and R$10,448.7 million in 2021. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among micro-merchants, SMEs and individuals without bank accounts or underserved by traditional banking institutions.
Seasonality
For information regarding our seasonality, see “Item 4. Information on the Company—Seasonality.”
ITEM 5C. RESEARCH AND DEVELOPMENT, PATENT AND LICENCES
For more information on our research and development and intellectual property, see “Item 4. Information on the Company—Product Development and Technology,” and “Item 4. Information on the Company—Intellectual Property.”

ITEM 5D. TREND INFORMATION
We believe that demand for our products and services will remain strong in coming years, since our addressable market remains significant. We believe that this market opportunity will continue to fuel volume growth in our business, supported by increasing levels of penetration and usage of credit cards among the Brazilian population and the introduction of new products and services. However, our results are subject to uncertainties related to the Brazilian economic, political outlook, the ongoing war in Ukraine and the recent conflict in the Middle East and their impacts on global markets and international relations, especially with the increase in sea freight prices and operating costs that occurred at the beginning of 2024.
Furthermore, after the global economic downturn triggered by the COVID-19 pandemic, the Brazilian economy in 2020 suffered a contraction of 3.3% in GDP. At the end of 2020 and especially during the beginning of 2021, government stimulus packages, credit growth, and the gradual reopening of the retail and services industries allowed the economy to recover, which intensified at the end of 2021, after the successful vaccination campaign against COVID-19, leading to GDP growth of 4.8% in 2021, 3.0% in 2022 and 2.9% in 2023, mainly due to the growth in family consumption and a resilient job market, from a demand point of view.
At this time, we have not faced any material impairment of our assets and we do not believe we will not be able to continue as a going concern for at least the next 12 months based on our current liquidity and current working capital levels.
In 2023, core and headline inflation began to decelerate in Brazil, contributing to the decline in interest rates. Regarding the fiscal situation in the country, a fiscal framework was approved by the Brazilian Congress in 2023, along with a series of measures to increase revenue and the Tax Reform. All these elements benefited the economic activity and contributed to a 2.9% growth in Brazil’s GDP in 2023. The year 2024 promises a reduction in interest rates, a continued decrease in inflation until the desired target level is reached, and the prospect of increased investments.
On the international scene, the slowdown in the Chinese economy posed challenges for exporters. At the same time, throughout the year, the ongoing war between Ukraine and Russia, as well as the conflict in the Middle East, raised concerns, especially with the fear that these conflicts would spread to other regions that are significant oil producers. This topic is still a cause for major global uncertainty.
Regarding the COVID-19 pandemic in Brazil, official data indicated a notable stability in the number of new infections. Throughout 2023, there was a significant decline in the average number of infections recorded, and the mortality rate remained controlled as a result of the successful vaccination campaign observed since 2021. As for the indicators of the COVID-19 pandemic in the rest of the world, its evolution took place in a similar way. In May 2023, the World Health Organization (WHO) announced a change in the status of COVID-19, which was no longer classified as a Public Health Emergency of International Concern (PHEIC).
New Accounting Pronouncements Effective for Periods Beginning on or After January 1, 2023
Certain IFRS accounting pronouncements became effective for periods beginning on or after January 1, 2023. The nature and effect of these changes did not have material impacts on our audited consolidated financial statements. For further information, see Note 2.21 and Note 2.22 to our audited consolidated financial statements.
Accounting Pronouncements Issued but Not yet Effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
•Amendment to IAS 1 “Presentation of Financial Statements”: issued in May 2020 and 2022, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what “settlement” of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2024. The Group did not identify material changes in the financial results.

•Amendments to IFRS 16 – The amendments to IFRS 16 specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments to IFRS 16 are effective as of January 1, 2024. The group did not expect material changes in the financial results.
•Amendments to IAS 7 and IFRS 7 – The objective of the amendments to IFRS 7 is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The amendments to IAS 7 are effective as of January 1, 2024. The group did not expect material changes in the financial results.
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
Our membership fee arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. We currently offer the Minizinha NFC for a price of 12 monthly installments of R$1.90, the Minizinha Chip 3 (which we launched in July 2019) for a price of 12 monthly installments of only R$6.90, the Moderninha Plus for a price of 12 monthly installments of R$9.90, the Moderninha Pro 2 (which we launched in December 2019) for 12 monthly installments of R$18.90, the Moderninha Smart (which we launched in October 2018) for 12 monthly installments of R$24.90, and the Moderninha X (which we launched in October 2019) for a price of 12 monthly installments of only R$23.90. Prior to the introduction of this membership fee, we recognized revenue from the sale to merchants of our POS devices under Revenue from sales, as discussed under “—Revenue from sales” below.

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
•Our Personnel expenses consist of wages, overtime, benefits (such as meal vouchers, transportation vouchers and medical insurance, among others), profit sharing, and social contribution and payroll taxes. In Brazil, social contribution and payroll taxes consist of the Brazilian Social Security Institute (Instituto Nacional de Seguridade Social – INSS) contribution and the Brazilian Unemployment Compensation Fund (Fundo de Garantia por Tempo de Serviço – FGTS) contribution. Our Personnel expenses are divided between our Cost of sales and services as well as our Selling expenses and our Administrative expenses. Of this total, the portion of our Personnel expenses that is accounted for within our Cost of sales and services refers to employees engaged in activities related to the cost of goods and services that we offer, such as technology, customer support, logistics, anti-fraud activities and mediation services.
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
•The portion of our Personnel expenses included in our Selling expenses relates to employees engaged in marketing and advertising of our services, POS devices, hubs and features.
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
For a discussion of our results of operations for the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Results of Operations in 2022 and 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023.
Results of Operations in 2023 and 2022

	For the Years Ended December 31,
	2023	Percent Change	2022
	(in millions of reais, with the exception of percentages and per-share amounts)

Revenue from transaction activities and other services	9,027.2	1.4%	8,906.4
Financial income	6,653.0	6.4%	6,252.7
Other financial income	268.1	52.5%	175.8
Total revenue and income	15,948.3	4.0%	15,334.9
Cost of sales and services	(8,132.6)	8.9%	(7,470.9)
Selling expenses	(1,429.8)	(26.5)%	(1,946.1)
Administrative expenses	(732.7)	9.6%	(668.7)
Financial expenses	(3,269.6)	3.7%	(3,151.6)
Other income (expenses), net	(366.7)	8.4%	(338.4)
Operating profit before income taxes	2,016.9	14.6%	1,759.2
Current income tax and social contribution	(101.8)	67.7%	(60.7)
Deferred income tax and social contribution	(261.6)	35.0%	(193.8)
Income Tax and Social Contribution	(363.4)	42.8%	(254.5)
Net Income for the Year	1,653.5	9.9%	1,504.7
Attributable to:
Equity holders of the parent	1,653.7	9.9%	1,504.8
Non-controlling interests	—	—	—
Basic earnings per share attributable to equity holders of the parent – R$	5.1387	—	4.6002
Diluted earnings per share attributable to equity holders of the parent – R$	5.1047		4.5705
Total revenue and income

Our Total revenue and income amounted to R$15,948.3 million in 2023, an increase of 4.0% from R$15,334.9 million in 2022. This increase was primarily due to an increase in our TPV and will be detailed in each revenue and income lines described below.
Revenue from transaction activities and other services

Our Revenue from transaction activities and other services in 2023 amounted to R$9,027.2 million, an increase of R$120.8 million, or 1.4%, from R$8,906.4 million in 2022, as a result of the factors described below.

Our Gross revenue from transaction activities and other services in 2023 amounted to R$10,241.7 million, an increase of R$194.0 million, or 1.9%, from R$10,047.7 million in 2022.

The increase in Gross revenue from transaction activities and other services during 2023 compared to 2022 was mainly due to an increase of 29.9% in our TPV. Our Gross revenue from transaction activities and other services increased by a lesser percentage than our TPV, which increased to R$950.1 billion from R$731.4 billion in 2022. This difference in growth rate is mainly due to our TPV growth that was partially offset by the impact of the regulatory changes on prepaid/debit cards that came into force on April 1, 2023, in addition to the mix change undertaken in our credit portfolio resulting in an increase in the holding of secured products with lower yields and longer durations in financial services.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$1,214.4 million in 2023, or 11.9% of our Gross revenue from transaction activities and other services for the year. In 2022, Deductions from gross revenue from transaction activities and other services, totaled R$1,141.2 million, or 11.4% of our Gross revenue from transaction activities and other services for the year. The R$73.2 million, or 6.4% increase in Deductions from gross revenue in 2023 when compared to 2022 was due to our higher TPV.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$6,653.0 million in 2023, an increase of R$400.3 million, or 6.4%, from R$6,252.7 million in 2022. The increase in this activity in 2023 compared to 2022 was driven by higher TPV and mix of processed debit and credit card payments containing a higher percentage of credit card transactions made in installments in 2023 compared to 2022.
Other financial income

Our Other financial income amounted to R$268.1 million in 2023, an increase of R$92.3 million, or 52.5%, from R$175.8 million in 2022. The increase of R$92.3 million in our Other financial income in 2023 was due to the increased income interest on cash and cash equivalents and financial investments as a result of the higher volume of financial investments in low frequency trading (LFTs) and compulsory reserves deposited in the Brazilian Central Bank as compared to 2022.

Expenses
Our total expenses amounted to R$13,931.3 million in 2023, an increase of R$355.7 million, or 2.6%, from R$13,575.6 million in 2022. As a percentage of our Total revenue and income, our total expenses in 2023 decreased by 1.2 percentage points, to 87.4% in 2023 from 88.5% in 2022.
Cost of sales and services
Our Cost of sales and services amounted to R$8,132.6 million in 2023, an increase of R$661.7 million, or 8.9%, from R$7,470.9 million in 2022. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services increased by 6.2 percentage points, to 90.1% in 2023 from 83.9% in 2022.
i)    Interchange fees paid to card issuers in 2023 reached R$4,805.5 million, an increase of R$300.2 million, from R$4,505.3 million in 2022; and
ii)    Card scheme fees in 2023 totaled R$969.2 million, an increase of R$87.1 million, from R$882.1 million in 2022.
The increases in the items above are mainly due to our TPV growth, leading to higher interchange and card scheme fees. We also observed a higher value of POS depreciation and amortization of intangible assets due to past capital expenditures that were deployed to support our growth.
Selling expenses
Our Selling expenses amounted to R$1,429.8 million in 2023 a decrease of R$516.3 million, or 26.5%, from R$1,946.1 million in 2022. As a percentage of our Total revenue and income, our Selling expenses decreased by 3.7% in 2023, from 12.7% in 2022. This decrease in our Selling expenses as a percentage of our Total revenue and income was mainly driven lower losses in connection with chargebacks and provisions made for credit losses.
Administrative expenses
Our Administrative expenses amounted to R$732.7 million in 2023, an increase of R$64.0 million, or 9.6%, from R$668.7 million in 2022. This increase was mainly due to the growth of expenses related to payroll. As a percentage of our Total revenue and income our Administrative expenses increased by 0.2% in 2023 from 4.4% in 2022.

Financial expenses
Our Financial expenses amounted to R$3,269.6 million in 2023, an increase of R$118.0 million, or 3.7%, from R$3,151.6 million in 2022. The increase in our Financial expenses is mainly driven by the rapid increase of TPV experienced from 2022, impacting our working capital needs related to advances of merchants’ receivables. Our Certificates of Deposit and bank accounts expenses also increased from 2022, mainly due to the continuation of the higher historic Brazilian interest rate (SELIC) during the initial six month period in 2023 and the higher number of PagBank active users and amounts deposited by our clients.
Other income (expenses), net
Our Other income (expenses), net, recorded expenses of R$366.7 million in 2023, an increase of R$28.3 million, or 8.4%, from expenses of R$338.4 million in 2022. This increase is mainly related to provisions established in the amount of R$246.9 million in POS devices made in 2023 as compared to R$199.9 million in the year 2022.
Operating profit before income taxes
Our Operating profit before income taxes amounted to R$2,016.9 million in 2023, an increase of R$257.7 million, or 14.6%, from R$1,759.2 million in 2022 as a result of the factors described above.
Income tax and social contribution
Income tax and social contribution amounted to expenses of R$363.4 million in 2023, an increase of R$108.9 million, or 42.8%, from expenses of R$254.5 million in 2022. This total item consists of Current income tax and social contribution and deferred income tax and social contribution. Our total effective tax rate was 18.0% in 2023, compared to 14.5% in 2022. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the tax benefit under the Lei do Bem, which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary and income tax abroad due to certain entities or investment funds adopting different taxation regimes in accordance with the applicable rules in their respective jurisdictions.
Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis.
Net income for the year
Our Net income for the year in 2023 amounted R$1,653.5 million in 2023, an increase of R$148.8 million, or 9.9%, from R$1,504.7 million in 2022. As a percentage of our Total revenue and income, our Net income for the year increased by 0.6 percentage points, to 10.4% in 2023 compared with 9.8% in 2022.
Liquidity and Capital Resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our liquidity and capital resources for the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Cash Flows in 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023.
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

The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2023	2022	2021

Liquidity and Capital Resources
Cash and cash equivalents	2,899.1	1,829.1	1,794.4
Net cash provided by operating activities	3,999.8	3,549.0	898.0
Net cash used in investing activities	(2,703.8)	(2,184.5)	(1,470.9)
Net cash provided by (used in) financing activities	(226.0)	(1,329.7)	727.2
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
Cash Flows in 2023
Our Cash and cash equivalents at the year ended December 31, 2023 amounted to R$2,899.1 million.
Our Profit before income taxes for the year ended December 31, 2023 amounted to R$2,017.1 million.
The amounts for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2023 but which did not affect our cash flows totaled the positive amount of R$2,976.6 million, mainly due to R$144.6 million of Share-based long-term incentive plan (LTIP) expenses, R$536.0 million in total losses, R$1,355.7 million of Depreciation and amortization recorded in our statement of income, R$296.0 million in loss on disposal of property, intangible assets and investments and R$585.9 million of interest accrued of financial assets and liabilities. LTIP expenses relate to equity awards under our LTIP, total losses relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud and delinquency on unsecured loans and expected credit losses related to our credit products.
Changes in our operating assets and liabilities in the year ended December 31, 2023 amounted to a negative cash flow of R$3,487.8 million:

•Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$42,901.0 million at December 31, 2023, compared to R$36,994.1 million at December 31, 2022) excluding interest income received in cash and total losses, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$10,531.5 million in the year ended December 31, 2023.
•Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current and non current Liabilities on our balance sheet (R$21,534.4 million at December 31, 2023, compared to R$18,072.9 million at December 31, 2022). Payables to third parties represented a positive cash flow of R$3,430.5 million in the year ended December 31, 2023.
•Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item excluding interest paid, which are presented separately in the statement of cash flows (Receivables R$32.3 million at December 31, 2023, with no corresponding value recorded at December 31, 2022, Payables R$476.8 million compared to R$593.9 million on December 31,2022). Receivables from (payables to) related parties represented a negative cash flow of R$191.8 million in the year ended December 31, 2023.
•Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented a positive cash flow of R$51.5 million in the year ended December 31, 2023.
•Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$513.9 million at December 31, 2023, compared to R$449.1 million at December 31, 2022). Trade payables represented a positive cash flow of R$63.5 million in the year ended December 31, 2023.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$127.3 million in the year ended December 31, 2023.
•Our financial investments (mandatory guarantee) item consists in the minimum amount that we need to maintain available as requested by the Central Bank. This item represented a negative cash flow of R$1,274.2 million in the year ended December 31, 2023.
•Our Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented a negative cash flow of R$59.9 million in the year ended December 31, 2023, mainly related to withholding taxes from FIDC quotas redeemed in 2023.
•Our deposits item consists of issued certificates of deposit, excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$4,945.2 million in the year ended December 31, 2023.
We paid income tax and social contribution in cash totaling R$82.6 million and recorded a positive cash flow of R$2,576.4 million related to interest income received (paid) in cash in 2023.
As a result of the above, our Net Cash provided by operating activities in the year ended December 31, 2023 totaled R$3,999.8 million.
Our Cash flows used in investing activities in the year ended December 31, 2023 totaled R$2,703.8 million. This amount consisted of R$1,036.8 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$951.6 million in purchases of property and equipment, mainly related to POS device purchases and negative cash flow of R$684.1 million related to the acquisition of financial investments and negative cash flow of R$31.3 million related to the NetPOS acquisition.

Our Cash flows used in financing activities in the year ended December 31, 2023 totaled R$226.0 million, principally related to our new, payments and interest of borrowings in the positive amount of R$190.4 million along with R$399.4 million that we spent on the repurchase of shares to be held in treasury.
After considering the total increase in Cash and cash equivalents of R$1,070.0 million in 2023, as discussed above, our Cash and cash equivalents at December 31, 2023 amounted to R$2,899.1 million.
Cash Flows in 2022
Our Cash and cash equivalents at the year ended December 31, 2022 amounted to R$1,829.1 million.
Our Profit before income taxes for the year ended December 31, 2022 was R$1,759.2 million.
The adjustments for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2023 but which did not affect out cash flows totaled the positive amount of R$3,171.5 million, mainly due to R$127.4 million of Share-based long-term incentive plan (LTIP) expenses, R$984.5 million in total losses, R$1,130.7 million of Depreciation and amortization recorded in out statement of income, R$270.9 million in loss on disposal of property, intangible assets and investments and R$592.1 million of interest accrued of financial assets and liabilities. LTIP expenses relate to equity awards under out LTIP, total losses relate to amount that we initially recorded as revenues but for which we did not receive the related cash payments due primarily to fraud and delinquency on unsecured loans and expected credit losses related to our credit products.
The adjustments for changes in our operating assets and liabilities in the year ended December 31, 2022 amounted to a negative cash flow of R$3,998.4 million:
•Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$36,994.1 million at December 31, 2022, compared to R$23,657.4 million at December 31, 2021) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$17,853.7 million in the year ended December 31, 2022.
•Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$18,072.9 million at December 31, 2022, compared to R$13,217.2 million at December 31, 2021). Payables to third parties represented a positive cash flow of R$4,847.6 million in the year ended December 31, 2022.
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
•Our Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented negative cash flow of R$154.3 million in the year ended December 31, 2022, mainly related to withholding taxes from FIDC quotas redeemed in 2022.
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
Our Cash flows used in financing activities in the year ended December 31, 2022 totaled R$1,329.7 million, principally related to our new payments and interest of borrowings in the amount of R$1,020.1 million along with R$291.4million that we spent on the repurchase of shares to be held in treasury.
After considering the total increase in Cash and cash equivalents of R$34.7 million in 2022 as discussed above, our Cash and cash equivalents at December 31, 2022 amounted to R$1,829.1 million.
Loans and Financings
In November 2021, the PagBank Group entered into a US$180 million borrowing agreement with maturity in one year from the execution date. On the date of execution, the foreign exchange rate was R$ 5.6227 per US dollar, totaling this borrowing to R$1,012.1 million on such date. Interest was paid at the maturity of the borrowing, together with the amounts relating to the settlement such borrowing. Concurrently with this borrowing, we entered into derivative financial instruments with the specific objective of hedging our exposure under this agreement from fluctuations in the US dollar exchange rate. In November 2022, the PagBank Group liquidated its borrowing in the total amount of R$1,143.0 million, which includes amounts related to principal, interests, taxes and the total settlement of the aforementioned financial instruments.
In February 2022, the PagBank Group entered into a R$250 million borrowing agreement with maturity in three months from the execution date, bearing interest at 112% of CDI, and with payment intended to occur in a single installment on the maturity date. In May 2022, the borrowing agreement was amended to extend the maturity date for an additional three months and eventually this borrowing was repaid in August 2022. We paid the principal amount of R$250 million and interest payments of R$7.0 million and R$8.3 million were paid in May 2022 and August 2022, respectively.
In March 2023, the PagBank Group entered into a US$38.4 million borrowing agreement with maturity in one year from the execution date and payment in two half-year installments. On the date the agreement was signed, the foreign exchange rate was R$5.2149 per US dollar amounting to approximately R$200,000. Concurrently, the PagBank Group entered into derivative financial instruments (“Swaps”), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variations. The final amount of the borrowing, considering all the costs of the operation, is equivalent to 111.0% of the CDI. The Company has R$16.7 million of interest accumulated and the first installment of R$6.3 million was liquidated in September 2023.

In April 2023, the PagBank Group entered into a R$100 million borrowing agreement with maturity in three months from the execution date, the payment will be in a single installment at the due date and the interest rate was 107.5% of the CDI. In July 2023, the PagBank Group liquidated this borrowing in the total amount of R$103.3 million considering principal, interests and taxes.
In December 2023, the PagBank Group recorded the effects of the swap derivatives as liabilities in the amount of R$17.6 million, basically represented by the different foreign exchange rates at the time of the entering into the borrowing agreement and December 2023, plus interest. For more information, see note 19 to our audited consolidated financial statements.
Commitments and Contractual Obligations
Our contractual obligations at December 31, 2023 consisted of obligations to purchase POS devices and deposits obligations as follows:

	At December 31, 2023
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)
POS device purchases	366.2	—	—	—	366.2
Deposits obligations	11,365.4	4,823.1	—	—	16,188.4
Borrowings	189.4	—	—	—	189.4
Total	11,921.0	4,823.1	—	—	16,744.0
Off-Balance Sheet Arrangements
Other than the POS contractual obligations shown above, we do not have any off-balance sheet arrangements.
For a discussion of off-balance sheet arrangements for the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 28, 2023.
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
Provision for contingencies
The PagBank Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.
Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagBank Group uses a provision matrix to calculate expected credit losses. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment. For loans and credit card receivables with the clients, the provision rates are based on exposure at default, probability of default and loss given default.

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
Our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of the director, until the earlier of his or her death, resignation or removal. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017, Luis Frias and Eduardo Alcaro were appointed on December 18, 2017, Cleveland Prates Teixeira was appointed on January 1, 2019, Marcia Nogueira de Mello was appointed on March 16, 2020, and Maria Carolina Ferreira Lacerda was appointed on January 2, 2023. All current members of our board of directors have been appointed to serve for an indefinite period.
We do not have any service contracts with our executive directors that provide benefits upon termination of employment.
Since 2020, we have been recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on our board of directors.
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

The following is a brief summary of the business experience of our current directors. Unless otherwise indicated, the current business address for our directors is Av. Brigadeiro Faria Lima, 1384, 1º ao 10º andares, Salão e Mezanino, São Paulo, SP, 01451-001, Brazil.
•Luis Frias. Mr. Frias has been the member of our board of directors since December 18, 2017. He is currently the Chairman of our board of directors since January 8, 2018. He joined Grupo Folha in 1981 and was its principal executive officer from 1989 to 2019, and he is currently the Publisher of Grupo Folha. In 1996, he founded UOL, a pioneering Brazilian internet company. As founder, he has expanded UOL’s business, through organic growth and dozens of acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP).
•Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors since December 18, 2017 and has held a number of executive officer positions over the course of 2021, including Chief Business Development Officer (from which he resigned on October 8, 2021) and Chief Financial Officer, Investor Relations Officer and Chief Accounting Officer (from which he resigned on May 18, 2021). He is currently the Vice Chairman of our board of directors since June 2, 2021. He was also Chief Financial Officer of the UOL group and Officer of Grupo Folha from 2011 until October 2021. He is currently the Chief Financial Officer of UOL EdTech. He holds a bachelor’s degree in business administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo. Before joining our group, Mr. Alcaro held several positions, including Finance Vice President at Walmart Brazil from 2008 to 2011, Financial Planning and Investors Relations Director at Walmart USA from 2006 to 2008, Mergers & Acquisitions Director at Walmart International from 2003 to 2006, Finance Manager at Walmart Brazil from 1997 to 2003 and Auditor at PricewaterhouseCoopers from 1992 to 1997.
•Maria Judith de Brito. Mrs. de Brito has been a member of our board of directors since July 19, 2017. She was also Vice President of corporate areas of the UOL group and the Vice Chairman of UOL’s board of directors. She has worked for Grupo Folha since 1990, and is the current Principal Executive Officer of Grupo Folha. She holds a bachelor’s degree in public administration from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo and a master’s degree in political science from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Mrs. de Brito was a professor of the undergraduate course in Business Administration at the Getulio Vargas Foundation from 1986 to 1990, and professor of the graduate program in journalism at ESPM (Escola Superior de Propaganda e Marketing) from 2011 to 2013. She was president of the National Newspaper Association (Associação Nacional de Jornais) from 2008 to 2012.
•Maria Carolina Ferreira Lacerda. Ms. Lacerda has been a member of our board of directors since January 2, 2023. Ms. Lacerda also serves on our audit committee as a member and the audit committee financial expert. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career. Ms. Lacerda is currently an independent member of the board of directors and a coordinator of the audit, risk and related parties committee at China Three Gorges Brasil, one of the largest clean energy companies in the world. Since 2021, Ms. Lacerda has been an independent member of the board of directors at IHS Towers, a telecom infrastructure provider in Africa, the Middle East, and Latin America, and at Rumo S.A., a Brazilian logistics company. Ms. Lacerda also acts as an independent board member and audit committee member of Hypera Pharma, the largest pharmaceutical company in Brazil since 2016. Ms. Lacerda has held various other senior management positions, including, among others: member of the board of directors and chair of the audit committee at Vibra Energia (former privatized BR Distribuidora) between 2019 and 2022; member of the board of directors of ANBIMA, CNF and the Listing Chamber at BM&FBovespa in Brazil between 2012 and 2016. She has also held senior roles in various investment banks, including: Managing Director (head of Investment Banking Brazil) at UBS Investment Bank from 2011 to 2015; Investment Banking Managing Director at UNIBANCO from 2008 to 2009; Investment Banking Managing Director at Deutsche Bank in Brazil in 2009; Investment Banking Director at Merrill Lynch, Inc. in Brazil and New York from 1999 to 2008; and Corporate Finance Analyst at Bear, Stearns & Company, Inc. in New York from 1996 to 1997. Ms. Lacerda holds an MBA degree in finance from Columbia Business School (USA), and a BA degree in economics from the University of São Paulo (Brazil).

•Cleveland Prates Teixeira. Mr. Teixeira has been a member of our board of directors since January 1, 2019. He holds a master’s degree in Economics from Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo and a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo – USP). From 2002 to 2004, he served as a Commissioner of the Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian antitrust agency, and from 1999 to 2002, he served as Deputy Secretary for Economic Monitoring (Secretaria de Acompanhamento Econômico – SEAE) of the Brazilian Ministry of Finance, and as Coordinator General of Trade and Services and Cartel Prosecution for the same department. In 2002, he was a member of the Federal Fund for the Defense of Collective Rights of the Brazilian Ministry of Justice, and from 2006 to 2008, he was Council of the Brazilian Institute of Economics (Instituto Brasileiro de Economia – IBRE) at Getulio Vargas Foundation (Fundação Getulio Vargas – FGV). Since 2007, he has taught courses on Microeconomics, Economic Analysis of Law, Antitrust and Regulation at the GVLaw graduate program at the law school of Getulio Vargas Foundation (Fundação Getulio Vargas – FGV-SP) in São Paulo, and has coordinated a course in Market Regulation at the Foundation Institute of Economic Research (Fundação Instituto de Pesquisas Econômicas – FIPE). He is also the Managing Partner of Microanalysis Consultoria Econômica, having worked on economic issues and coordinated projects in financial, regulatory and competition affairs in various sectors of the economy, including consultancy to both national and international government agencies, such as the Applied Economic Research Institute (Instituto de Pesquisa Econômica Aplicada – IPEA), the United Nations Conference on Trade and Develoment (UNCTAD) and the World Bank.
•Marcia Nogueira de Mello. Ms. Mello has been a member of our board of directors since March 16, 2020. She holds a bachelor’s degree in computer science from the Mackenzie Presbitarian University (Universidade Presbiteriana Mackenzie) in São Paulo, Brazil. From 1984 until 1997, she worked for several information technology services companies, and since 1997 she has dedicated her career to the payments market, working for a series of companies in the industry, including Hypercom (1997/2004), Verifone (2004/2006), Sagem (2006/2007), and Electronic Data Systems (2007/2008), an HP company focusing on payments processing systems, business process outsourcing (BPO) and infrastructure. From 2008 until 2011, she worked at Cielo, first as IT Director, managing architecture, IT innovation and strategy, projects and certification and later as Commercial Director, to develop alternative sales channels (banks, enterprise resource planning (ERP) companies, independent sales organizations (ISO), etc.). From 2011 until 2013, she rejoined the VeriFone Group to develop the Brazilian market for Point, a new business unit dedicated to expanding alternative payments infrastructure. After that, from 2013 until 2014 she acted as the Commercial Director for Elavon do Brasil for medium and large accounts. In mid-2014, she assumed the role of CEO of Global Payments South America and of member of the board of directors at Global Payments Serviços de Pagamentos Brazil. Since the beginning of 2020, Ms. Mello has focused on mentoring young executives and preparing women from underprivileged communities to enter the job market. In July 2020, she assumed the role of president of the Board of Smartbank, and since March 2021, she has been a member of the consulting board of DMCard. Since October 2020, she has been a volunteer mentor for Quintessa, a start-up accelerator for companies with a social or environmental purpose.

Board Meeting Attendance
•Percentage of meetings attended by all members in the fiscal year ended December 31, 2023: 100%
•Average board meeting attendance by members in the fiscal year ended December 31, 2023: 100% at all meetings.

Audit Committee
Our board of directors has established an audit committee. Members will serve on this committee until the earliest of: (i) the moment they cease to be a director; (ii) their resignation; or (iii) as otherwise determined by our board of directors. Our audit committee currently consists of three members, including Maria Carolina Ferreira Lacerda (Chairwoman), Marcia Nogueira de Mello and Cleveland Prates Teixeira. All of our audit committee members satisfy the “independence” requirements of the NYSE rules and meet the independence standards under Rule 10A-3 under the Exchange Act. All of our audit committee members satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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
•assessing, monitoring and auditing our risk exposures, as well as the policies and guidelines with respect to risk management and risk management performance on an operational level;
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
The following is a brief summary of the business experience of our current executive officers. The business address of each of our executive officers is Avenida Brigadeiro Faria Lima, 1384, 01451-001, São Paulo, SP, Brazil.
•Ricardo Dutra da Silva. Mr. Dutra has been our Principal Executive Officer since January 2, 2023. Mr. Dutra served as a member of our board of directors from December 18, 2017 until January 2, 2023. He was one of our executive officers from December 18, 2017 until October 8, 2021, and he was our Chief Executive Officer from October 8, 2021 until October 10, 2022. He has acted as the Chief Executive Officer of PagSeguro Brazil and was also Chief Executive Officer of UOL Digital Content and Products from March 2016 until August 2019. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as Country Manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from the Getulio Vargas Foundation (Fundação Getulio Vargas – FGV) in São Paulo, and a full-time MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.
•Alexandre Magnani. Mr. Magnani has been Chief Executive Officer since January 10, 2022. He has been working at PagSeguro since January 2015, acting as the Director of the company’s Sales and International Financial Services, including leadership in sales, acquiring business and e-commerce, among other areas. Before joining PagSeguro, Mr. Magnani worked for nearly 15 years at Mastercard International, leading their Latin American regional new business development and retailer issuer’s initiatives. Prior to that, he spent over five years for Redecard and Credicard in Brazil. Mr. Magnani holds a bachelor’s degree and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas –FGV) in São Paulo, Brazil.
•Artur Schunck. Mr. Schunck has been Chief Financial Officer, Investor Relations Officer and Chief Accounting Officer since November 18, 2020. He has held multiple roles in the finance department at our company, acting as PagBank’s Finance Director since April 2015. In that role, he has led the company’s finance, treasury, controllership, financial planning and analysis, logistics, financial services and credit products teams. From February 2014 to April 2015, he was the Director of Financial Planning and Treasury for UOL, and from January 2006 to December 2013 he held several financial management positions at Walmart Brasil Ltda., including Director of Financial Planning & Analysis and Strategy. Mr. Schunck holds a bachelor’s degree in business administration from the Pontifical Catholic University of the State of Rio Grande do Sul (Pontifícia Universidade Católica do Rio Grande do Sul) in Porto Alegre, Brazil and an MBA in business management from the Getulio Vargas Foundation (Fundação Getulio Vargas -FGV) in São Paulo, Brazil.

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
The aggregate compensation paid to the executive officers of PagSeguro Brazil in 2023 was R$35.1 million. This includes benefits paid in kind and variable compensation.
Long-Term Incentive Plan – Goals
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by our board of directors, amended and ratified along with subsequent amendments on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021 and December 20, 2021. We believe the LTIP-Goals will help us attract and retain individuals who have a high potential to contribute to our success, and further align their interests with ours. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of our Chairman of our board of directors and two officers of UOL.
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
Since the beginning of the LTIP goals until March 31, 2024, a total of 5,493,612 Class A common shares were delivered to certain members of our management, without cash consideration.
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
Long-Term Incentive Plan
Members of our management participated in the LTIP (replaced by the LTIP-Goals on December 18, 2018), which was established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital Ltd. Beneficiaries under the LTIP were selected by UOL’s LTIP committee, which consists of our Chairman and two officers of UOL. Since the establishment of LTIP-Goals on December 18, 2018, no new rights have been, nor will be, granted under the LTIP as there are no remaining shares to be issued or delivered under this plan.
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
At March 31, 2024, a total of 5,540,447 Class A common shares were delivered without cash consideration to certain members of our management who are beneficiaries under the LTIP, upon closing of our IPO and in the following months.
Our independent directors are not beneficiaries under the LTIP.
If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be delivered, but the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his non-vested portion will be cancelled.
The shares issued under the LTIP upon completion of our IPO were subject to a one-year lock-up period under the terms of the LTIP. Any shares that were issued on a subsequent vesting date during the first year after our IPO were subject to the remainder of that same lock-up period, expiring one year after the closing of our IPO. After the close of that one-year period, shares issued or to be issued under the LTIP are no longer subject to a lock-up. As such, shares issued under the LTIP are now freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act. For further information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.”
The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time.
Share Ownership
The total number of common shares delivered to our management under the LTIP, as of March 2024 was 11,034,059 Class A common shares (not including treasury shares). Except for Luis Frias, no member of our management beneficially owns one percent or more of our common shares.

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
Our culture reflects PAGS’s innovation-driven focus, instilling in our professionals a passion for customers and merchants and motivating them to provide next-generation payment capabilities in Brazil. At December 31, 2023, our total team consisted of 8,613 people, including 1,340 employees outsourced staff, and 08 employees under BCPS, the rest of our team is located in Brazil. At December 31, 2023 , our employees had an average age of 35.1 years, 72.2% of whom held a bachelor’s degree or higher and 40.7% of whom were women, with 28.9% of our employees specializing in products and engineering. We also offer a long-term motivation plan for key professionals and apply meritocratic methods to engage all our professionals, recognize their value and keep them motivated.
The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations. We regularly evaluate the allocation of our employees to the categories of activity indicated in the following table and, in certain instances, we have made corresponding updates to the breakdowns for the periods presented.

	As of December 31,
	2023	2022	2021

Products and Engineering	2,100	2,187	2,080
Commercial, Marketing and Operations	4,868	4,639	4,304
Administrative	305	397	367
Total	7,273	7,223	6,751
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
We seek to attract and train the best professionals in the market. We seek to motivate our employees to provide next-generation payment capabilities through a corporate results-sharing plan for all employees and a long-term motivation plan for key professionals. Our corporate results-sharing plan includes salary multiples in general of two for coordinators, three for managers, 3.5 for general managers, 4.1 or more for directors and one for other employees, due to the market shortage Products and Engineering might be eligible to higher multiples of salary for each level, and is based on annual targets for metrics such as free cash flow, net income, revenues, working capital, earnings before taxes (EBT), active merchants and TPV. Through the LTIP-Goals, part or all of a beneficiary’s award under our corporate results-sharing plan may be paid in Class A common shares. See “Long-Term Incentive Plan-Goals” and “—Long-Term Incentive Plan.” We believe that we offer competitive compensation packages and a dynamic culture, and have therefore been able to attract and retain qualified personnel and a stable management team. We also offer our employees medical and dental insurance, life insurance, meal voucher cards and a retirement savings plan, among other benefits. In a 2017 survey carried out by the website LinkedIn, UOL was named as the second best place to work in Brazil. We are aware, however, that our continued success will depend on our ability to continue to attract and retain these qualified professionals. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.”
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

ITEM 6.F    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL (our controlling shareholder and parent company), our major shareholders and members of our management, as a single group, as of December 31, 2023.
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
The percentages of beneficial ownership in the table below are based on 209,148,916 outstanding Class A common shares (including treasury shares) and 120,459,508 outstanding Class B common shares. As of December 31, 2023, approximately 76% of our Class A common shares (including treasury shares) were held of record by 288 record holders in the United States, and 0.0% of our Class B common shares were held of record in the United States.
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

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Name	Shares	%	Share	%

Universo Online S.A.(2)	799,804	0%	120,459,508	100%	86%
Blackrock, Inc.(3)	22,895,743	11%	—	—	2%
FMR LLC(4)	19,457,329	9%	—	—	1%
Capital World Investors(5)	18,570,759	9%	—	—	1%
Point72 Asset Management, L.P. (6)	10,924,410	5%	—	—	1%
Treasury	13,739,418	7%	—	—	—
Management	7,833,567	4%	—	—	—
Others	114,927,886	55%	—	—	9%
Total	209,148,916	100%	120,459,508	100%	100%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. UOL as holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one (1) vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights.”
(2)	Consists of shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(3)
Consists of shares beneficially owned by BlackRock, Inc., or BlackRock, through its subsidiaries: Aperio Group, LLC; BlackRock (Luxembourg) S.A.; BlackRock (Netherlands) B.V.; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Fund Managers Ltd; BlackRock Institutional Trust Company, National Association; BlackRock Investment Management (UK) Limited; BlackRock Investment Management, LLC; BlackRock Japan Co., Ltd. BlackRock and its subsidiaries are deemed to be the beneficial owners of 22,895,743 shares or 11% of outstanding shares. The address for BlackRock is 50 Hudson Yards, New York, NY 10001.

(4)
Consists of shares beneficially owned by Fidelity Management and Research Management Company LLC or FMR LLC, through FIAM LLC, Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research Company LLC. As of December 31, 2023, the firm may be deemed to be the beneficial owner of 19,457,329 shares or 9% of outstanding shares. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(5)
Consists of shares beneficially owned by Capital World Investors, or CWI, a division of Capital Research and Management Company, or CRMC, as well as its investment management subsidiaries and affiliates consisting of Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited, each an Investment Management Entity and together with CRMC, the Investment Management Entities. CWI’s divisions of each Investment Management Entity collectively provide investment management services under the name “Capital World Investors.” CWI is deemed to be the beneficial owner of 18,570,759 shares or 9% of outstanding shares. The address for CWI is 333 South Hope Street, 55th FL, Los Angeles, California 90071.

(6)
Consists of shares beneficially owned by (i) Point72 Asset Management, L.P., or Point72 Asset Management, held by Point72 Associates, LLC, an investment fund it manages, or Point72 Associates; (ii) Point72 Capital Advisors, Inc., with respect to Class A Common Shares held by Point72 Associates; (iii) Cubist Systematic Strategies, LLC, or Cubist Systematic Strategies, with respect to Class A Common Shares held by (and underlying options held by) an investment fund it manages; and (iv) Steven A. Cohen, or Mr. Cohen with respect to Class A Common Shares held by by Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist Systematic Strategies; all deemed to be the beneficial owners of 10,924,410 shares or 5% of outstanding shares. The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors, Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001.

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
Related Party Transactions
The total amount of costs and expenses incurred by PagSeguro Digital for shared services,sales of services and deposits provided by UOL and other affiliated companies in the year ended December 31, 2023 was R$380.7 million, representing 2.7% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services, sales of services and deposits provided by affiliated companies during the year, 49.8% were provided by UOL, 40.9% were provided by Compass and 9.3% where provided by other related parties. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2023 for an amount of R$6.3 million. For more information, see Note 10 to our audited consolidated financial statements.

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
Software Development and Implementation Services Agreement
PagSeguro Brazil and Compass.UOL Tecnologia Ltda., or Compass, a subsidiary of DigitalServices (a subsidiary of UOL that is not part of the PagBank Group), are party to a software development and implementation services agreement under which Compass provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an application-programming interface (API) system.
PagSeguro Brazil and Invillia - Desenvolvimento de Produtos Digitais LTDA, or Invillia, a subsidiary of Compass.UOL Tecnologia Ltda. (a subsidiary of UOL that is not part of the PagBank Group), are party to a software development and implementation services agreement under which Invillia provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an application-programming interface (API) system.
PagSeguro Brazil and Everymind - Desenvolvimento de Produtos Digitais LTDA, or Everymind, a subsidiary of Compass.UOL Tecnologia Ltda. (a subsidiary of UOL that is not part of the PagBank Group), are party to a software development and implementation services agreement under which Everymind provides software development or implementation services to PagSeguro Brazil through a series of technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development and parameterization of a sales force platform and operation in agile dynamics, in accordance with the work model used by PagSeguro Brazil.

DigitalServices/Compass Agreements
Cloud Services Agreement
PagSeguro Brazil is party to certain agreements with DigitalServices.UOL S.A., or DigitalServices, under which Digital Services resells cloud services provided by Microsoft Ireland Operations Limited, or Microsoft, Google Cloud Brasil Computação e Serviços de Dados Ltda., or Google, and by Amazon AWS Servicos Brasil Ltda or AWS to PagSeguro Brazil, through technical and commercial proposals. On December 1, 2019, Digital Services assigned these resale agreements to Compass.UOL Informática Ltda., or COSA, which in turn began providing these services to PagSeguro Brazil. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support and information technology infrastructure services. PagSeguro Brazil may manage its data through online access or specific software provided by AWS, Microsoft, Google and COSA, as resellers of the services, are not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.
UOL Cloud Agreement
PagSeguro Brazil and Digital Services are party to an agreement pursuant to which Digital Services provides PagSeguro Brazil with information technology infrastructure services and access to the VMWare and the VirtuStream virtual platform. Under this agreement, Digital Services also provides PagSeguro with virtual computational resources and services for the creation and use of a processing environment, data storage and provision of internet access. On April 1, 2023, Digital Services underwent a partial spin-off, with the spun-off assets being transferred to EDGE.UOL Tecnologia Ltda.
Hosting Agreement
PagSeguro Brazil and Digital Services are party to a hosting agreement under which Digital Services provides data storage services to PagSeguro Brazil through a series of technical, commercial and business proposals. These services include the lease of equipment, software licenses and assignment of information technology infrastructure to PagSeguro Brazil. In addition, under technical proposal OPT-17-21638 related to the hosting agreement, Digital Services also provides PagSeguro Brazil with payment methods monitoring and invoice issuing services and under technical proposal OPTs 18/25482 and 19/26811, Digital Services provides PagSeguro Brazil with services related to the monitoring and response to possible cyberattacks. On April 1, 2023, Digital Services underwent a partial spin-off, with the spun-off assets being transferred to EDGE.UOL Tecnologia Ltda.
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

The amounts we had accrued in our financial statements as of December 31, 2023 for all types of legal proceedings for which we believe a loss is probable were R$97.2 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—Risk Factors—Risks Relating to our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and Results of Operations of PagSeguro Digital.”
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil, labor and tax proceedings. As of December 31, 2023, we had judicial deposits in an aggregate amount of R$422.6 million.
Civil Proceedings
The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.
As of December 31, 2023, we were party to approximately 15,901 proceedings of a civil nature (consisting of proceedings with PROCONs and small claims courts relating to consumer rights). PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON. As of December 31, 2023, we had recorded R$43.7 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for the withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution.
As of December 31, 2022, we weren´t party to civil lawsuits involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. As of December 31, 2023, we had judicial deposits for civil proceedings in an aggregate amount of R$13.2 million.
Labor Proceedings
As of December 31, 2023, we were party to approximately 1505 labor-related judicial and administrative proceedings for which we recorded a provision of R$53.5 million. In general, the labor claims to which we are a party were filed by former employees of third-party service providers hired by us as part of the outsourcing of certain of our non-core activities. As of December 31, 2023, we had judicial deposits for labor proceedings in an aggregate amount of R$12.0 million.
We are party to one labor lawsuits involving risks classified by management as possible losses. For more information, see Note 18 of our audited consolidated financial statements.
Tax and Social Security Proceedings
As of December 31, 2023, we were party to approximately 100 tax related judicial and administrative proceedings classified by legal advisors as possible losses, which involved an aggregate amount of R$761.0 million and for which no provision has been recorded. In general, the tax proceedings involve discussions with the Brazil’s Internal Revenue Services (Receita Federal), States and Municipalities.

Among these proceedings, on October 15, 2021, PagSeguro Internet was assessed by Brazil’s Internal Revenue Services (Receita Federal), for not collecting financial transaction tax, or IOF tax credit, which is applicable to credit transactions of any nature, including intercompany loans. The amount of this assessment totaled R$293.3 million in December 2023. Brazil’s Internal Revenue Service claims that PagSeguro Internet entered into loan agreements with companies within the same corporate group and therefore the IOF tax credit should have been collected. PagSeguro Internet has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions, which would be subject to the IOF tax credit. The group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF tax credit. The chances of loss in connection with this proceeding has been determined as possible.
For more information, see Note 18 of our audited consolidated financial statements.
Dividend Policy
For our policy on dividend distributions, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
ITEM 9.    THE OFFER AND LISTING
The Offer and Listing Details.
Not applicable.
Plan of Distribution
Not applicable.
Trading Markets and Listing Details
Our Class A common shares are listed on the NYSE under the ticker symbol “PAGS.” Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. As of December 31, 2023, the Class A common shares represented 63.45% of our shares and 100% of our current global public float.
If your shares are registered in the name of The Depository Trust Company, or DTC, you are not a shareholder or member of the company. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares.
On January 28, 2021, Banco B3 announced that it had established an unsponsored program for Brazilian Depositary Receipts representing our Class A common shares, or Class A Brazilian Depositary Receipts, or BDRs, each representing 1/5 of a Class A common share. The Class A BDRs have been listed on the B3 since February 1, 2021, and they trade under the ticker symbol “PAGS34.” The Class A BDR program was noted as the first BDR program for the US-listed shares of a primarily Brazilian operating company. The Class A BDR program is unsponsored, meaning that we did not establish and do not administer it, nor have we taken any steps to register the Class A common shares or the Class A BDRs with the CVM. If you hold Class A BDRs, you are not a shareholder or member of the company, and you must rely on the procedures established by the depositary or other BDR administrator to exercise any rights of a holder of the Class A common shares. The average daily trading volume of our Class A BDRs between January 1, 2023 and December 31, 2023 was 35,130, representing approximately 0.01% of our total share capital.
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
Issuances of Shares
Except as expressly provided in PagSeguro Digital’s Memorandum and Articles of Association, PagSeguro Digital’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. PagSeguro Digital is prohibited under its Articles of Association from issuing shares or warrants to bearers.
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
Since then, PagSeguro Digital has bought back 16,729,009 shares amounting to US$204 million. The current program remains open with US$46 million available to be executed.
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
Transfer Agent and Registrar
Equiniti Trust Company, LLC maintains our shareholders’ register and acts as our transfer agent, registrar and paying agent for the Class A common shares. The Class A common shares are traded on the NYSE in book-entry form. The transfer agent, registrar and paying agent’s address is 6201 15th Avenue, Brooklyn, NY, 11219, and its telephone number is +1 (800) 937-5449 or +1 (718) 921-8124.
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
Sale, Exchange or Other Taxable Disposition
For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the Class A common shares in an amount equal to the difference between the amount realized for the Class A common shares and your adjusted tax basis in the Class A common shares. Your initial tax basis in the Class A common shares will be the U.S. dollar value of the purchase price determined on the date of purchase. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if you have held the Class A common shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you generally will be treated as U.S. source gain or loss.
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
Subsidiary Information
Not applicable.
Common Shares Eligible for Future Sale
As of March 31, 2024, PagSeguro Digital had 209,148,916 Class A common shares (including treasury shares), par value of US$0.000025 per share, issued and outstanding, and 120,459,508 Class B common shares, par value of US$0.000025 per share, issued and outstanding.
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

The Company’s risk is mainly related to POS purchases, PagSeguro Tecnologia, BCPS, PSGP Mexico, PagSeguro Colombia, PagSeguro Chile and PagSeguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries, foreign currency exposure generated in companies like Pagseguro Colombia, Pagseguro Chile, are being hedged through a non-deliverable forward.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. For further details, see Note 26 of our financial statements, where a sensitivity analysis of the interest rate risks is presented as of December 31, 2023.
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
No credit limits were exceeded in 2023, 2022 or 2021. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.

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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, including our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer as of December 31, 2023. Based on this evaluation, our Principal Executive Officer and Chief Financial and Investor Relations Officer and Chief Accounting Officer concluded that our disclosure controls and procedures were adequate and effective.
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
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.
Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2023. This report appears on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2023 and 2022. Our independent accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2023 and December 31, 2022.

	Year ended December 31,
	2023	2022
	(in thousands of reais)
Audit fees(1)	8,902.9	5,994.6
Total	8,902.9	5,994.6

(1)
“Audit Fees” include fees for: (i) the audit of our annual consolidated financial statements for the years ended December 31, 2023 and 2022 prepared in accordance with IFRS, as issued by the IASB; (ii) the review of our interim financial statements for the three-month periods ended March 31, 2023 and 2022, for the six-month periods ended June 30, 2023 and 2022 and for the nine-month periods ended September 30, 2023 and 2022.

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
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased	Average Price Paid Per Class A Common Share (R$)(2)(3)	Total Number of Class A Common Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Program(1) (US$, in millions)
January 2023	—	—	7,033,047.00	126.6
February 2023	—		7,033,047.00	126.6
March 2023	1,105,349.00		8,138,396.00	117.9
April 2023	1,381,338.00		9,519,734.00	107.2
May 2023	—		9,519,734.00	107.2
June 2023	965,206.00		10,484,940.00	98.1
July 2023	183,263.00	44.79	10,668,203.00	96.4
August 2023	386,484.00		11,054,689.00	92.9
September 2023	1,814,178.00		12,868,867.00	76.8
October 2023	3,860,142.00		16,729,009.00	46.9
November 2023	—	—	16,729,009.00	46.9
December 2023	—	—	16,729,009.00	46.9

(1)	Our share repurchase program, which was adopted in October 2018 authorized the repurchase in an aggregate amount of up to US$250 million with no fixed expiration date.
(2)	Not including brokerage fees.
(3)
For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a weighted average rate of R$ 5.25 to US$1.00 at March 2023, R$ 5.07 at April 2023, R$ 4.79 at June 2023, R$ 4.88 at July 2023, R$ 4.97 at August 2023, R$ 4.95 at September 2023 and R$ 5.05 at December 2023 . These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.

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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENTS INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICY
Not applicable.
ITEM 16K.    CYBERSECURITY
We recognize the critical importance of cybersecurity in today’s digital economy. Safeguarding the integrity and privacy of customer and corporate data, our commitment to cybersecurity is reflected in our Information Security and Cybersecurity Guidelines, which are designed to protect against threats, vulnerabilities, and incidents that may compromise our information systems or data. Operating in the fintech industry, we are acutely aware of the trust our customers place in us to protect their financial transactions and personal information. Additionally, our business continuity planning and the scrutiny of third-party operations are crucial components of our cybersecurity posture. Reaffirming our commitment to data security and the trust of our customers, we prioritized throughout the year 2023 the execution of new cloud security maturity assessments. These assessments were led by professional services from AWS. The goal was to review and implement best security practices for our cloud environment with the aim of managing our cloud security risks. Our dedicated cybersecurity team, alongside various committees, is committed to implementing these measures throughout the organization. This is achieved through regular compliance reviews, continuous monitoring of network activity and security assessments conducted by independent companies.

Cybersecurity Framework and Governance
Our approach to cybersecurity is holistic and guided by international standards and best practices. It integrates advanced technological solutions with comprehensive governance structures. The foundation of our cybersecurity strategy is aligned with the CIS Critical Security Controls Version 8, National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and ISO 27001 standards. These frameworks guide our policies and controls across all levels of the organization, ensuring a unified and robust defense mechanism against cyber threats and serving as the foundation for meeting and controlling information security and cybersecurity governance processes to (i) ensure the security of information by protecting its confidentiality, integrity and availability, while preventing unauthorized exposure, (ii) set rules for categorizing data, defining who can access, handle, or share the company’s or clients’ confidential information based on authorization, and (iii) develop methods and controls to mitigate vulnerabilities, incidents and security risks, providing insights into system health and crafting plans for risk mitigation and response aligned with the company’s risk tolerance and strategies.
Risk Management
Cybersecurity risks are managed through a dynamic and iterative process, reflecting the evolving landscape of cyber threats. Our risk management framework includes the identification of potential threats, assessment of vulnerabilities, and the implementation of strategic defenses tailored to protect our critical assets. We leverage advanced technology solutions, including data loss prevention (DLP) tools, endpoint monitoring, and intrusion detection systems, such as sensors and hardware or software protection controls against malicious code, to safeguard our network and data against unauthorized access and cyber threats. We manage and monitor access control (whether physical or logical) to information and assets, as well as their storage, sharing and disposal, so that only authorized personnel can use them under rules, permissions, profiles, or corporate policies. Regular security audits and penetration testing form a critical part of our risk evaluation, enabling us to strengthen our defenses continuously.
Cybersecurity Incident Management
In the event of a cybersecurity incident, our dedicated incident response team is mobilized to contain, assess, and mitigate the impact swiftly. This team works around the clock to monitor our systems for any signs of breach or suspicious activity, also communicating with intelligence partners and external entities. We maintain transparent communication with regulatory bodies and adhere to legal reporting obligations. The 2021 cyberattack on MOIP tested our resilience and demonstrated our capacity to respond decisively to threats. The incident was handled with dedicated professionalism, ensuring no significant disruption to our services or the compromise of sensitive data. For more information, see “Item 4. Information on the Company—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”
Business Continuity and Disaster Recovery
Our business continuity and disaster recovery plans are designed to ensure the uninterrupted operation of our services in the face of cyber incidents and adhere to both local and international cybersecurity risk guidelines, including those from the Central Bank, the European Central Bank, and the Cayman Islands Monetary Authority (CIMA). We provide plans and sub-plans (business impact, operational continuity, business recovery, incident management, crisis management, and test/validation plans) for recovering critical services to ensure operational availability and business continuity. These plans are subject to continuous refinement, incorporating lessons learned from drills and real-world incidents to enhance our responsiveness and resilience. The seamless operation of our platform during and after the 2021 MOIP incident is a testament to the effectiveness of our preparedness and recovery strategies. For more information, see “Item 4. Information on the Company—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”

Employee Training and Awareness
We believe that a well-informed workforce is our first line of defense against cyber threats. Our training programs cover various aspects of cybersecurity, from basic practices to advanced threat detection techniques, such as: (i) guidelines for the use of network resources or, in a broader context, computational resources, whether fixed assets and/or removable mobile devices, aiming for best practices in handling, protection, processing, monitoring, and sharing of information, (ii) the institution of secure criteria for the use and maintenance of credentials, secrets, tokens, and passwords in the context of using corporate systems; and (iii) guidelines for maintaining backup and restore copies of data and information for the Companies’ official repositories and storage locations, as well as regulations for information retention and logging, in compliance with regulatory bodies and current legal matters. Regular updates and drills ensure that our employees are not just aware of their responsibilities but are also equipped to act as custodians of our cybersecurity framework. Breaching security protocols or failing to adhere to guidelines is treated as misconduct, potentially leading to disciplinary actions approved by the human resources, legal, compliance, and information security departments of PagBank Group. These actions will be based on the severity of the breach and the applicable legal standards.
Cybersecurity Team, CISO and Oversight
Our information security committee was established by our team of executive officers and reports directly to them. Our information security committee, which includes cybersecurity, oversees the risks and activities of our information security department, which is segregated from our operations and technology department (which is under our PagSeguro IT department) in order to preserve its autonomy through the separation of the strategic and tactical activities it performs from the execution and support activities performed by the operations and technology department. Our information security department is divided into two structures; (i) the General Management of GRC (Governance, Risks, and Compliance) and (ii) the General Management of Cybersecurity, which is part of the structure that is directly subordinate to the Chief Risk Officer (CRO). Cybersecurity supervision is continuously executed with our audit structures, internal controls, operational risks, external audits, and by the information security committee. It is the responsibility of the general manager of cybersecurity (which also acts as our CISO) to provide information and any necessary input, together with the team of executive officers, to our board of directors, supporting the evaluation and monitoring of cyber risks and the preparation of mandatory reports for regulators and other authorities. This includes compliance with the new SEC requirements on disclosures and filings.
Information Security Committee
The information security committee maintains the following main competencies: (i) ensuring the integrity, availability, confidentiality, and authenticity of the Company’s information; (ii) managing and providing visibility to internal and external issues that may affect the Company’s business regarding information security; (iii) proposing policies, standards, and general procedures related to information security; (iv) supporting the identification and management activities of specific security risks; (v) establishing guidelines and fronts within the Company in information security initiatives, offering the necessary governance to manage the discipline; (vi) aligning institutional and information technology objectives with information security; (vii) monitoring and proposing action plans to ensure the management of information security-related topics; (viii) complying with current regulations related to information security topics; (ix) enabling, defining, proposing, and approving the technical, material, and financial resources necessary for the implementation of prevention, control, and mitigation actions guided by this committee; (x) analyzing and approving contracts classified as relevant, according to current regulations; (xi) analyzing infractions related to relevant incidents committed by professionals of the Company for validation of the appropriate disciplinary measure; (xii) appointing the CISO (Chief Information Security Officer); (xiii) defining communication and response models in case of incidents related to data leakage and information security, with financial, image, and/or reputational impact; (xiv) defining the strategies, plans, and actions to ensure, support, and meet the Business Continuity Management System Program, ensuring its quality, effectiveness, and compliance during crisis management scenarios; and (xv) defining the general rules regarding the organization, functioning, and structuring of the Information Security Committee’s activities. The information security committee is composed of the following members: CEO (Chief Executive Officer), CRO (Chief Risk Officer), CTO (Chief Technology Officer) and GRC/CISO (general manager of information security, general manager of cybersecurity), and representatives of audit structures, operational risks, and internal controls.

All members of our committee possess experience in dealing with and overseeing cybersecurity related matters and incidents. Additionally, our general manager of information security possesses a degree in Technology and Data Processing from the University of Mackenzie in São Paulo, a specialization degree in Business Management from the FIA Business School and an MBA in Technology and Information Security from IMPACTA. Our general manager of information security also has 29 years of career experience in technology and information security of which 13 years have been spent holding executive and management positions. Our general manager of cybersecurity possesses a degree in Information Technology from the Unicentro Newton Paiva in Belo Horizonte in the State of Minas Gerais and a post-graduate degree in Business Administration from the FGV Institute also in Belo Horizonte. Our general manager of cybersecurity has 26 years of career experience in technology and information of which nine years were spent working at financial institutions (Banco Bomsucesso, Banco BMG and PagBank) and eight years were spent in academia as a post-graduate professor at IGTI and PUC Minas. Furthermore, our general manager of cybersecurity has been appointed as our CISO and acts on behalf of PagSeguro when dealing with matters involving the Central Bank, in accordance with the applicable laws and regulation.
Compliance and Certifications
PagBank Group’s commitment to cybersecurity is also demonstrated through our adherence to international standards and regulatory requirements. Our certifications, including PCI-DSS and PCI-PIN, in addition to receiving the recommendation by QMS Certification Brazil (qualified external auditor) of ISO-22301 certification, are a testament to our dedication to maintaining rigorous security standards. These certifications are not mere accolades but are integral to our continuous efforts to benchmark our practices against the best in the industry.
Third-Party Risk Management
Our cybersecurity ecosystem extends beyond our immediate operational environment to include a network of partners, third-party service providers, and even clients. We employ a comprehensive third-party risk management strategy, ensuring that all external partners adhere to our stringent cybersecurity standards and internally developed systems, or ensure that those acquired from suppliers comply with the best practices defined by the market or business needs. We strive to inform them (and our employees) that: (i) they are not allowed to remove security controls or applications used for information access or protection, nor make changes to the production environment without previous approval; (ii) media, equipment for accessing information systems, and complementary infrastructures are owned by the PagBank Group and subject to monitoring; (iii) internet content access and email use are the responsibility of the account holder, service provider, client, or partner, subject to the application of current government laws, decrees, and regulations; and (iv) the use of any technological resource or proprietary information for illegal actions is not permitted, nor is the installation of unauthorized computational resources. We make sure to analyze, approve, and classify contracts under current legislation and from the perspective of information security, whether for the hiring of relevant (or non-relevant) processing, storage, or cloud services. This holistic approach to cybersecurity extends the perimeter of our defense mechanisms, safeguarding the integrity of our extended supply chain.
Cybersecurity Threats and Incidents
The landscape of cyber threats is continuously evolving, with attackers employing more sophisticated methods to breach defenses. The 2021 cyberattack on MOIP underscored the importance of vigilance, timely response, and the strength of our cybersecurity posture in accordance with Brazilian law. This incident served as a catalyst for further strengthening our security measures and reaffirmed our commitment to protecting our stakeholders against emerging cyber threats. During the year ended December 31, 2023, PagBank Group did not encounter any cybersecurity incidents that significantly impacted, or have the potential to significantly impact, our strategic direction, operational performance, or financial stability. Nevertheless, it’s important to acknowledge that despite our rigorous security measures, the complete eradication of cybersecurity risks is unattainable. We cannot guarantee that there have been no cybersecurity breaches that went unnoticed, nor can we assure that such incidents will not occur in the future. See also “Item 3. Key Information. Risk Factors” for more information on the cybersecurity threats and risks that could materially adversely impact us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.

ITEM 18.    FINANCIAL STATEMENTS
See pages F-1 through F-56, filed as part of this annual report.

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

4.15†
English Translation of the Instrument for the Participation in Payment Arrangements by a Domiciled Institution (CT 03759/21), dated November 17, 2021 between BancoSeguro S.A. and Mastercard Brasil Soluções de Pagamento Ltda.

4.16*
Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.17*
First Amendment to the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 16, 2019).

4.18†
English Translation of the Participation Agreement in Payment Arrangements by a Domiciled Institution (CT 02955/21), dated November 30, 2020 between BancoSeguro S.A. and VISA do Brasil Empreendimentos Ltda.

4.19*
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

4.20
English translation of the Long-Term Incentive Plan (LTIP) Restricted Shares Plan – Universo Online S.A., dated as of July 29, 2015. (incorporated by reference to Exhibit 10.10 of Form F-1 filed on December 26, 2017).

4.21	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).

4.22
English translation of the Long-Term Incentive Plan – Goals (LTIP-Goals) – PagSeguro Internet S.A., dated as of December 18, 2018 and ratified on August 7, 2019, February 21, 2020 and January 19, 2021., (incorporated by reference to Exhibit 4.23 of Form 20-F filed on April 27, 2021).

4.23†	English translation of Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda.

4.24†
MasterCard Bonus Program and Strategic Alliance Agreement, dated as of July 1, 2020, between MasterCard do Brasil Solucoes de Pagamentos Ltda. and PagSeguro Internet S.A., (incorporated by reference to Exhibit 4.31 of Form 20-F filed on April 27, 2021).

4.25†	First Amendment to the MasterCard Bonus Program and Strategic Alliance Agreement, dated as of February 14, 2022, between MasterCard do Brasil Solucoes de Pagamentos Ltda. and PagSeguro Internet S.A.

4.26†
Second Amendment to the MasterCard Bonus Program and Strategic Alliance Agreement (ADT 02296/23), dated as of August 11, 2023, between MasterCard do Brasil Solucoes de Pagamentos Ltda. and PagSeguro Internet S.A.

4.27†	English translation of the AWS Cloud Agreement, dated as of January 1, 2017, among UOL Diveo Tecnologia Ltda., and PagSeguro Internet S.A.

4.28†
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

4.30†
English translation of the Second Amendment to Purchase Order No. 19-09362 (Exhibit of the AWS Cloud Agreement), dated as of April 16, 2021, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A.

4.31†
English translation of the Third Amendment to the AWS Cloud Agreement, dated as of September 3, 2021, between UOL Diveo Tecnologia Ltda., PagSeguro Internet S.A., Registraseguro S.A. and Compasso Informatica S.A.

4.32†
English translation of the Fourth Amendment to the AWS Cloud Agreement, dated as of October 25, 2022, between Pagseguro Internet Instituição de Pagamento S.A., Registraseguro S.A., and Compass.UOL S.A.

4.33†
English translation of Instrument for Assignment of the Google Cloud services Acquisition Agreement No. 2021-01439 (ES 04011/20) from UOL Diveo Tecnologia Ltda. to Compass.UOL S.A. (COSA) on March 1, 2021.

4.34†
English Translation of Service Agreement and Other Covenants, dated as of November 7, 2019, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.43 of Form 20-F filed on May 2, 2022).

4.35†
English Translation of the First Amendment to the Service Agreement and Other Covenants, dated as of August 18, 2020, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.44 of Form 20-F filed on May 2, 2022).

4.36†
English Translation of the Second Amendment to the Service Agreement and Other Covenants, dated as of August 20, 2020, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.45 of Form 20-F filed on May 2, 2022).

4.37†
English Translation of the Third Amendment to the Service Agreement and Other Covenants, dated as of April 22, 2021, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.46 of Form 20-F filed on May 2, 2022).

4.38†
English Translation of the Fourth Amendment to the Service Agreement and Other Covenants, dated as of August 13, 2021, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.47 of Form 20-F filed on May 2, 2022).

4.39†
English Translation of the Fifth Amendment to the Service Agreement and Other Covenants, dated as of April 4, 2022, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.

4.40†
English Translation of the Sixth Amendment to the Service Agreement and Other Covenants, dated as of August 17, 2022, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.

4.41†
English Translation of the Seventh Amendment to the Service Agreement and Other Covenants, dated as of March 16, 2023, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.

4.42†
English Translation of the Eighth Amendment to the Service Agreement and Other Covenants, dated as of August 23, 2023, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda.

4.43†	English Translation of the Long-term Incentive Plan, dated as of December 20, 2021 (incorporated by reference to Exhibit 4.48 of Form 20-F filed on May 2, 2022).

4.44†
English Translation of the Software Implementation and/or Development Services Agreement (No. 0119/22), dated as of March 22, 2022, between Pagseguro Internet S.A. and Everymind Consultoria e Sistemas Ltda.

4.45†	English Translation of the PAX Store License Agreement, dated as of September 19, 2022, between Pagseguro Internet Instituição de Pagamentos S.A. and PAX Technology Limited.

4.46†
English translation of the Agreement for the Supply of Equipment – POS Devices (CT 01725/22), dated as of December 6, 2022, among PagSeguro Internet Instituição de Pagamento S.A. and the suppliers Cal-Comp Industria e Comercio de Eletronicos e Informatica Ltda. and Newland Payment Tecnologia do Brasil Ltda.

8.1	Subsidiaries of PagSeguro Digital Ltd.

11.1	English translation of the UOL Code of Ethics and Conduct, dated as of October 2023.

11.2	English translation of the UOL Code of Ethics and Conduct – Mobbing and Sexual Harassment (incorporated by reference to Exhibit 11.2 of Form 20-F filed on May 2, 2022).

12.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97	Clawback Policy

†	Certain identified confidential information has been redacted from this exhibit because: (i) it is not material; and (ii) it would be competitively harmful if publicly disclosed.
(*)	References to PagSeguro Internet Ltda. should be interpreted as PagSeguro Internet S.A.

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
“GPRS” means General Packet Radio Service, a packet-based wireless communication service on the 2G and 3G cellular communication systems that provides continuous connection to the internet for mobile phone and computer users.
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

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 26, 2024.

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer

PagSeguro Digital Ltd.

Consolidated

Financial Statements

2023

Feb 28, 2024

Saldo
R$ 15.000,00
Ver detalhes do saldo
CDB
Aplicar meu Dinheiro
Poupar Automático

moderninha Smart2
PagVendas
TECLADO
PRODUTOS

PagBank

PagSeguro Digital Ltd.
Consolidated Financial Statements
As of December 31, 2023 and 2022

PagSeguro Digital Ltd. Consolidated financial statements As of December 31, 2023 and 2022

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the Financial Statements and
Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o]
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br
F-3

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

Revenue recognition
As described in Note 2.15 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company’s performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2023 as "revenue from transaction activities and other services,” substantially related to electronic intermediation fees, and "financial income,” mostly related to early payments to merchants, the amounts of R$ 9,027,242 thousand and R$ 6,653,046 thousand, respectively, as described in Note 23 to the consolidated financial statements.
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
Measurement of expected credit losses for loans and credit card receivables
As described in Notes 2.6, 3.2 and 8 to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, which involves management's judgment, as set forth in IFRS 9 - Financial Instruments. As of December 31, 2023, the expected credit losses on (i) loans and (ii) credit card receivables were R$ 361,780 thousand and R$ 185,404 thousand, respectively. The balance of (i) loans and (ii) credit card receivables as of December 31, 2023 was R$ 409,737 thousand and R$ 763,496 thousand, respectively. Management calculates expected credit losses (‘ECL') using collective models, probability of default (‘PD'), loss given default (‘LGD') and exposure at default (‘EAD'). The ECL measurement is based on management's estimate of present value expected to be received, which uses assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows. In this assessment, management has considered forward-looking information, changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.

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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9 - Financial Instruments; and (iii) evaluating the sufficiency of the Company's disclosures.

São Paulo, São Paulo, February 27, 2024

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
The Company's internal control over financial reporting is a process under the supervision of the chief executive officer and chief financial officer and effected by the Company's Statutory Audit Committee, the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2023, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2023 the Company's internal control over financial reporting is effective.
São Paulo
February 26, 2024.

/s/ Alexandre Magnani	/s/ Artur Schunck
Alexandre Magnani	Artur Gaulke Schunck
Chief Executive Officer	Chief Financial Officer

PagSeguro Digital Ltd. Consolidated Balance Sheets As of December 31, 2023 and 2022 (All amounts in thousands of reais)

		December 31,
	Note	2023	2022

Assets
Current assets
Cash and cash equivalents	6	2,899,060	1,829,097
Financial investments	7	3,308,583	1,103,299
Accounts receivable	8	41,757,204	36,248,589
Receivables from related parties	10	4,307	—
Inventories		33,537	13,281
Tax receivable	9	563,305	410,801
Other receivables		162,832	162,011
Total current assets		48,728,828	39,767,078

Non-current assets
Accounts receivable	8	1,143,779	745,546
Receivables from related parties	10	27,974	—
Judicial deposits		50,992	44,855
Deferred income tax and social contribution	20	98,856	99,411
Other receivables		35,584	18,509
Investment		—	1,651
Property and equipment	12	2,451,011	2,493,499
Intangible assets	13	2,571,069	2,158,773
Total non-current assets		6,379,265	5,562,244

Total assets		55,108,093	45,329,322

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Balance Sheets As of December 31, 2023 and 2022 (All amounts in thousands of reais)

		December 31,
	Note	2023	2022

Liabilities and equity
Current Liabilities
Payables to third parties	14	21,348,527	17,988,139
Deposits	15	11,365,373	10,100,599
Borrowings	19	189,427	—
Derivative Financial Instruments	27	40,945	22,289
Trade payables		513,920	449,102
Payables to related parties	10	135,478	593,906
Salaries and social security charges	16	345,248	292,778
Taxes and contributions	17	240,671	89,779
Provision for contingencies	18	91,490	46,233
Deferred revenue	2.15	128,461	126,042
Other liabilities		32,379	31,484
Total current liabilities		34,431,919	29,740,351

Non-current liabilities
Payables to third parties	14	185,861	84,759
Deposits	15	4,823,067	1,894,689
Payables to related parties	10	341,326	—
Deferred income tax and social contribution	20	1,832,087	1,564,228
Provision for contingencies	18	5,729	14,370
Deferred revenue	2.15	17,724	17,486
Other liabilities		229,695	171,313
Total non-current liabilities		7,435,489	3,746,845

Total liabilities		41,867,408	33,487,196

Equity
Share capital	21	26	26
Treasury shares	21	(760,317)	(475,354)
Capital reserve	21	6,132,745	6,102,573
Retained earnings	21	7,891,076	6,237,392
Equity valuation adjustments	21	(22,372)	(22,372)
Other comprehensive income	21	(473)	(139)
Total equity		13,240,685	11,842,126

Total liabilities and equity		55,108,093	45,329,322

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Income Years ended December 31, 2023, 2022 and 2021 (All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2023	2022	2021

Revenue from transaction activities and other services	23	9,027,242	8,906,406	6,784,806
Financial income	23	6,653,046	6,252,735	3,514,425
Other financial income	23	268,113	175,773	149,491

Total revenue and income		15,948,401	15,334,914	10,448,722

Cost of sales and services	24	(8,132,580)	(7,470,895)	(5,775,895)
Selling expenses	24	(1,429,816)	(1,946,075)	(1,523,908)
Administrative expenses	24	(732,689)	(668,679)	(877,559)
Financial expenses	24	(3,269,556)	(3,151,552)	(790,635)
Other income (expenses), net	24	(366,653)	(338,397)	7,302

Profit before income taxes		2,017,107	1,759,316	1,488,027

Current income tax and social contribution	20	(101,846)	(60,718)	(119,801)
Deferred income tax and social contribution	20	(261,577)	(193,830)	(201,942)

Income tax and social contribution		(363,423)	(254,548)	(321,743)

Net income for the period		1,653,684	1,504,768	1,166,284

Attributable to:
Equity holders of the parent		1,653,684	1,504,768	1,166,102
Non-controlling interests		—	—	182

Basic earnings per common share - R$	22	5.1387	4.6002	3.5303
Diluted earnings per common share - R$	22	5.1047	4.5705	3.5105

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Comprehensive Income Years ended December 31, 2023, 2022 and 2021 (All amounts in thousands of reais)

	For the year ended December 31,
	2023	2022	2021

Net income for the period	1,653,684	1,504,768	1,166,284
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	56	(677)	(117)
Loss on investments designated at fair value through OCI	(845)	(162)	411
Derivative Financial Instruments through OCI	253	—	—
Income tax and social contribution	201	55	(140)
Other comprehensive income for the period	1,653,349	1,503,984	1,166,438

Attributable to
Equity holders of the parent	1,653,349	1,503,984	1,166,256
Non-controlling interests	—	—	182
Net income for the period	1,653,349	1,503,984	1,166,438

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Changes in Equity Years ended December 31, 2023, 2022 and 2021 (All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

At December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,327,459

Net income for the period		—	—	—	—	1,166,102	—	—	1,166,284
Currency translation adjustment		—	—	—	—	—	—	(117)	(117)
Gain on financial assets through OCI		—	—	—	—	—	—	271	271
Non-controlling		—	—	—	—	—	—	—	(12,295)
Shares issued		—	—	138,665	(138,665)	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	305,408	—	—	—	305,408
Acquisition of treasury shares		—	(284,812)	—	—	—	—	—	(284,812)
(LTIP) of treasury shares		—	13,410	—	(13,410)	—	—	—	—
At December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198

Net income for the period		—	—	—	—	1,504,768	—	—	1,504,768
Currency translation adjustment		—	—	—	—	—	—	(677)	(677)
Loss on financial assets through OCI		—	—	—	—	—	—	(107)	(107)
Share based long term incentive plan (LTIP)		—	—	—	127,389	—	—	—	127,389
Acquisition of treasury shares		—	(291,445)	—	—	—	—	—	(291,445)
(LTIP) of treasury shares		—	101,102	—	(101,102)	—	—	—	—
At December 31, 2022		26	(475,354)	5,828,754	273,819	6,237,392	(22,372)	(139)	11,842,126

Net income for the period	21	—	—	—	—	1,653,684	—	—	1,653,684
Currency translation adjustment	21	—	—	—	—	—	—	56	56
Loss on financial assets through OCI	21	—	—	—	—	—	—	(558)	(558)
Derivative Financial Instruments through OCI	21	—	—	—	—	—	—	168	168
Share based long term incentive plan (LTIP)	21	—	—	—	144,617	—	—	—	144,617
Acquisition of treasury shares	21	—	(399,408)	—	—	—	—	—	(399,408)
(LTIP) of treasury shares	21	—	114,445	—	(114,445)	—	—	—	—
At December 31, 2023		26	(760,317)	5,828,754	303,991	7,891,076	(22,372)	(473)	13,240,685

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Cash Flows Years ended December 31, 2023, 2022 and 2021 (All amounts in thousands of reais)

		For the year ended December 31,
	Note	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		2,017,107	1,759,316	1,488,027
Expenses (revenues) not affecting cash:
Depreciation and amortization	24	1,355,653	1,130,690	768,593
Total losses	24	536,048	984,487	664,268
Accrual of provision for contingencies		59,197	37,276	25,938
Share based long term incentive plan (LTIP)		144,617	127,391	370,629
Reversal of taxes and contributions		—	—	(4,638)
Loss on disposal of property, equipment, intangible and investment assets		295,989	270,901	28,393
Derivative Financial Instruments, net		1,025	22,289	5,952
Interest accrued		585,868	592,146	230,555
Other (income) cost, net		(1,750)	6,355	103,667
Changes in operating assets and liabilities
Accounts receivable		(10,531,495)	(17,853,689)	(9,303,060)
Financial investments (mandatory guarantee)		(1,274,173)	(157,419)	(84,534)
Inventories		(20,256)	36,257	(132,398)
Taxes recoverable		(59,927)	154,273	(36,565)
Other receivables		(9,850)	26,050	(62,084)
Deferred revenue		2,123	(36,338)	(33,689)
Other liabilities		8,352	68,266	(17,312)
Payables to third parties		3,430,493	4,847,629	2,940,739
Trade payables		63,498	(133,846)	243,585
Receivables from (payables to) related parties		(191,812)	9,787	471,585
Deposits		4,945,183	9,006,018	2,276,041
Salaries and social charges		51,457	33,054	(8,091)
Taxes and contributions		127,276	25,829	(11,499)
Provision for contingencies		(28,652)	(24,234)	(17,763)

		1,505,971	932,488	(93,661)
Income tax and social contribution paid		(82,633)	(89,899)	(76,782)
Interest income received (paid)		2,576,415	2,706,375	1,068,450

NET CASH PROVIDED BY OPERATING ACTIVITIES		3,999,753	3,548,964	898,007

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired	11	(31,313)	—	(43,367)
Purchases of property and equipment	12	(951,558)	(1,096,059)	(972,274)
Purchases and development of intangible assets		(1,036,806)	(1,040,337)	(779,555)
Redemption (Acquisition) of financial investments		(684,120)	(48,134)	324,247

NET CASH USED IN INVESTING ACTIVITIES		(2,703,797)	(2,184,530)	(1,470,949)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	19	300,000	250,000	1,012,086
Payment of borrowings	19	(100,000)	(1,213,144)	—
Payment of borrowings Interest	19	(9,613)	(56,931)	—
Acquisition of treasury shares	21	(399,408)	(291,445)	(257,992)
Payment of leases	12	(16,972)	(18,179)	(15,148)
Capital increase by non-controlling shareholders		—	—	(11,708)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(225,993)	(1,329,699)	727,238

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,069,963	34,735	154,297
Cash and cash equivalents at the beginning of the period	6	1,829,097	1,794,362	1,640,065
Cash and cash equivalents at the end of the period	6	2,899,060	1,829,097	1,794,362

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)

1.    General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive offices located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group,” and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).
In May, 2022, BS Holding constituted PagInvest CTVM Ltda. (“PagInvest”).The company provides financial services related to financial market.
In June 2022, Boa Compra Tecnologia Ltda., changed its name to PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”) as part of a marketing strategy to bring the entity closer to PagSeguro’s brand.
In January 2023, Pagseguro Biva Serviços Financeiros Ltda. incorporated Pagseguro Biva Correspondente Bancário Ltda and, in July 2023, PagSeguro Instituição de Pagamento S.A. incorporated Registra Seguro S.A.
In July, 2023, PagSeguro Brazil acquired 90% of the shares of Netpos Serviços de Informática S.A. (Netpos), in addition to the 10% previously acquired and obtained 100% of the share capital of the company.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”), Concil Inteligência em Conciliação S.A. (“Concil”) and Netpos Serviços de Informática S.A. (“Netpos”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Pagseguro Tecnologia, BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), Pagseguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and Pag Participações Ltda (“Pag Participações”).
•Pag Participações subsidiaries are Tilix Digital Ltda. (“TILIX”), Yamí Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are Pagseguro Chile, SPA (“Pagseguro Chile”), Pagseguro Colombia, S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).
•BS Holding subsidiaries are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest”).
These consolidated financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies

2.1.    Basis of preparation of the consolidated financial statements
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB®”) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
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
These consolidated financial statements as of December 31, 2023 and 2022 for the three years ended December 31, 2023, were authorized for issuance by PagSeguro Digital’s Board of Directors on February 26, 2024.
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
2.3.    Foreign currencies
i)Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.
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
2.5.    Financial instruments - initial recognition and subsequent measurement
i)Financial assets
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
Financial assets include cash and cash equivalents, financial investments, receivables from related parties, accounts receivable, judicial deposits and other receivables.
Subsequent measurement
The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); and (iii)  financial assets at fair value through profit or loss.
Financial assets at amortized cost
Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, financial investments, receivables from related parties, and other receivables.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income. The Group does not hold any financial asset within this category.
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
ii)Impairment of financial assets
PagSeguro Group assesses, at the balance sheet date, if there is significantly increase on credit risk of financial instruments since initial recognition that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
ECLs are recognized in three stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
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
For debt instruments at fair value through OCI, the Group applies at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group’s debt instruments at fair value through OCI comprise solely investments in Brazilian Treasury Bonds, considered to be low credit risk investments.
iii)Financial liabilities
Initial recognition and measurement
Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.
Financial liabilities include payables to third parties, deposits, payables to related parties, trade payables and other payables.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
Derecognition
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
vii)    Derivative Financial Instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedge accounting and, if so, the nature of the item being hedged.
At inception of the hedge accounting, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedge accounting are expected to offset changes in the cash flows of hedged items.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
For debit and credit cards receivables from the clients, since they are comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies, the PagSeguro Group assess it’s expected credit risk as low. This assessment is constantly updated considering other external factors, such as credit ratings assigned by Fitch, S&P and Moody's.
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
•Exposure at Default (EAD): amount exposed to credit risk at default; and
•Loss Given Default (LGD): percentage of the exposure that is not expected to be recovered in the event of default.
Pagseguro Group uses a credit risk rating model that assesses the risk of insolvency and default of counterparties, the methodologies and rules of which are defined in internal rules and policies. The main purpose of this credit risk rating model is to rate the likelihood of a customer to default, called Probability of Default (PD), by using objective factors that combine the economic and financial information on the customer and its economic group with the accessory guarantees offered for the operations: significant financial difficulty of the issuer or debtor; high probability of bankruptcy or composition with creditors or financial reorganization; breach of contract, such as a default or arrears in interest or principal payments; debt renegotiation; and the disappearance of an active market.
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
•Stage 2: comprises the credit portfolio that have shown significant increase in credit risk since initial recognition, but that did not show probability of the counterparty not meeting its contractual payment obligations. It requires the recognition of an allowance at the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.
•Stage 3: comprises the credit portfolio that show probability of the counterparty not meeting its contractual payment obligations. It requires the recognition of an allowance at the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
Finally, in addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD), Pagseguro takes into consideration any other factor that may not be reached by such methodology, applying such factor to the individual transaction level. In this assessment, management has considered forward looking information and assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
An asset or group of financial assets is impaired and impairment loss is incurred if: there is probability of the counterparty not meeting its contractual payment obligations as a result of one or more events that occurred after the initial recognition of the asset (a "loss event"); such loss event (or events) effectively impact the estimated future cash flows of the operation; and the loss can be reliably estimated.
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
During 2023, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
2.9.    Intangible assets
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
2.12. Deposits
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
•Revenue from credit operations: The Company recognizes income earned on a daily pro-rata basis. Income from credit operations due and overdue before entering in stop acrual is recorded in revenue from transaction activities and services. After stop acrual will only be recognized income when actually received.
•Income is mostly comprised of financial income recognized because of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant receives the payment for the sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.
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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 20% for social contribution and PagInvest, which currently defined tax rates of 25% for income tax and 15% for social contribution, according to the Law 14.446.
Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.
2.17. Employee benefits - Profit sharing
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
The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances, and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquired businesses’ identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.
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
2.20. Share-based payments (LTIP and LTIP Goals)
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 20, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
Beneficiaries under the LTIP-Goals granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award was payable in Class A common shares, the relevant value in Brazilian reais was converted into Class A common shares will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made and/or Class A common shares delivered within 10 business days of that determination date.
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
2.21. New accounting standards adopted in 2023
The accounting policies adopted in the preparation of the consolidated financial statements for the period ended December 31, 2023 are consistent with those adopted for the year ended December 31, 2022, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2023, as described below.
–IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period, Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin, or CSM representing the unearned profit of the contract which is recognized as revenue over the coverage period.
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
There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policy holders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.
Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to January 1, 2023. The Group did not identify material impacts under the new IFRS.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
-    Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explain how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The Group did not identify material changes in the financial results.
-    Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The Group did not identify material changes in the financial results.
-    Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.
-    This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023. The Group did not identify material changes in the financial results.
-    OECD Pilar Two Rules – In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The group did not identify material changes in the financial results.
2.22. New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
-    Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020 and 2022, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2024. The Group did not identify material changes in the financial results.
-    Amendments to IFRS 16 – The amendments to IFRS 16 specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognising any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments to IFRS 16 are effective as of January 1, 2024. The group did not expect material changes in the financial results.
-    Amendments to IAS 7 and IFRS 7 – The objective of the amendments to IFRS 7 is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The amendments to IAS 7 are effective as of January 1, 2024. The group did not expect material changes in the financial results.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
3.    Accounting estimates and judgments

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
4.    Consolidation of subsidiaries

As of December 31, 2023
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	43,589,543	34,397,103	9,192,440	1,165,003	99.99	Direct
BS Holding	834,565	225	834,340	69,071	100.00	Direct
Pagseg Participações	2,114,250	871	2,113,379	83,101	99.99	Direct
Pagseguro Holding	4,369	2,351	2,018	(3,120)	99.99	Direct
Pag Participações	430,782	272,154	158,628	3,139	99.99	Indirect
Paginvest Corretora	16,252	276	15,976	964	99.99	Indirect
Net+Phone	536,583	121,535	415,048	72,634	99.99	Indirect
PagSeguro Tecnologia	1,123,363	891,623	231,740	2,990	99.99	Indirect
BCPS	2,247	44	2,203	217	99.99	Indirect
BSEC	1,514,756	1,469,978	44,778	30,334	99.99	Indirect
Biva Serviços	146,606	101,001	45,605	3,726	99.99	Indirect
FIDC	5,324,969	728,280	4,596,689	2,460,443	100.00	Indirect
TILIX	51,473	2,185	49,288	4,257	99.99	Indirect
BancoSeguro	30,858,054	30,061,363	796,691	67,656	100.00	Indirect
Yamí	135,126	100,968	34,158	193	99.99	Indirect
CDS	210,517	200,403	10,114	401	99.99	Indirect
ZYGO	215,856	152,082	63,774	3,282	99.99	Indirect
MOIP	666,847	544,695	122,152	(8,618)	100.00	Indirect
Concil	317,283	303,640	13,643	5,150	100.00	Indirect
Netpos	5,246	2,837	2,409	2,689	100.00	Indirect
PagSeguro Chile	7,807	8,092	(285)	(1,309)	100.00	Indirect
PagSeguro Colombia	5,585	5,122	463	(403)	100.00	Indirect
PSGP México	1,590	2,387	(797)	(1,003)	100.00	Indirect
PagSeguro Peru	2,967	1,330	1,637	(615)	100.00	Indirect

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)

	As of December 31, 2022
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

Pagseguro Brazil	28,149,503	18,821,951	9,327,552	1,065,582	99.99	Direct
BS Holding	771,011	5,198	765,813	27,156	99.99	Direct
Pagseg Participações	781,745	871	780,874	76,549	99.99	Direct
Pagseguro Holding	3,269	1,365	1,904	(1,681)	99.99	Direct
Pag Participações	165,265	9,775	155,490	(15,178)	99.99	Indirect
Paginvest	2,016	4	2,012	12	99.99	Indirect
Net+Phone	467,890	125,476	342,414	70,491	99.99	Indirect
Pagseguro Tecnologia	363,377	134,468	228,909	15,880	99.99	Indirect
BCPS	1,916	(41)	1,957	486	99.99	Indirect
Biva Sec	1,840,045	1,825,459	14,586	7,491	99.99	Indirect
Biva Serviços	68,164	26,240	41,924	4,676	99.99	Indirect
Biva Corban	1,247	(16,181)	17,428	1,674	99.99	Indirect
FIDC	5,122,004	792,391	4,329,613	2,211,249	100.00	Indirect
TILIX	46,888	34,357	12,531	132	99.99	Indirect
BancoSeguro	22,238,338	21,509,017	729,321	16,676	100.00	Indirect
Yamí	34,796	33,331	1,465	(1,261)	99.99	Indirect
Registra Seguro	5,000	23	4,977	(23)	99.99	Indirect
CDS	10,192	479	9,713	239	99.99	Indirect
ZYGO	70,940	10,448	60,492	(11,242)	99.99	Indirect
MOIP	686,496	555,713	130,783	(60,439)	100.00	Indirect
Concil	11,315	2,823	8,492	(6,317)	100.00	Indirect
Pagseguro Chile	1,092	684	408	(626)	100.00	Indirect
Pagseguro Colombia	968	751	217	(764)	100.00	Indirect
PSGP México	1,118	973	145	(867)	100.00	Indirect
Pagseguro Peru	906	772	134	789	100.00	Indirect
Subsidiaries are engaged in providing financial technology solutions and services and the corresponding related activities. Pagseguro Brazil has investments in the following companies:
•Biva Sec: The company’s main objective is to acquire and securitize credit solutions of PagSeguro Group, such as, loans and credit card operation.
•FIDC: FIDC is a Brazilian investment fund that was formed on October 4, 2017 to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil, as assignor. PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.
On March 29, 2018, third party investors contributed capital in the amount of R$20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. On November 3, 2020 and November 1, 2021, the third party investors redeemed all of their capital related to the senior quotas and mezzanine quotas. On December 27, 2021 PagSeguro Brazil transferred 15% of their subordinated quotas to PagSeguro Digital. In October 2022, 100,000 new senior shares of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors and registered as other liabilities in PagSeguro Group. As of December 31, 2023, 100% of subordinated quotas are owned by the PagSeguro Group.
•RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted RegistraSeguro by investing R$5,000 in share capital. The company provides financial services and software developments related to financial market. On July, 2023 was incorporated by PagSeguro Brazil.
•MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of MOIP. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces. In August, 2023, MOIP’s customer portfolio was migrated to PagSeguro Brazil to take advantage the structure in technology that the Group has, develop better conditions for customers and as part of strategy of the PagSeguro Group to bring more synergy in the business.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
•Concil: On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital of Concil. The company's corporate purpose is to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing, and assignment of the right to use computing.
•Netpos Serviços de Informática S.A. (“Netpos”): On July 18, 2023, PagSeguro Brazil acquired 90%, in addition to the 10% previously acquired and obtained 100% of the share capital of the company. Netpos’s main activity is software and hardware solutions focused on developing better business management conditions. More details in note 11.
•PagSeg: On July 15, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeguro Digital, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. PagSeg subsidiaries are:
◦Net+Phone: The company was mainly engaged to concentrate HUBs strategy to attendance our costumers.
◦BCPS: BCPS’s main activity is to serve as PagSeguro Tecnologia’s hub in Portugal and to handle part of its account management.
◦PagSeguro Tecnologia: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.
◦CDS: On August 31, 2020, PagSeguro Brazil acquired 100% of the issued shares of CDS. Payroll loans credit operations were offered by CDS and are now is offered by BancoSeguro.
◦Biva Serviços: whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform.
•Pag Participações: On October 22, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeg, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. Pag Participações subsidiaries are:
◦TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C (business to consumer) and B2B (business to business).
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
◦PagInvest: On May 13, 2022, BS Holding was constituted by the Company by investing R$2,000 in share capital. The company provides financial services related to financial market. In March, 2023, was approved by Brazilian Central Bank the amount of R$13,000 totaling the inicial share capital in the amount of R$15,000.
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

Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM, and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 0.4%, 1.0% and 2.5% for the years 2023, 2022 and 2021.
6.    Cash and cash equivalents

	December 31,
	2023	2022

Short-term bank deposits	2,039,952	761,044
Short-term investments	859,108	1,068,053
	2,899,060	1,829,097
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.
Short-term bank deposits is mainly represented by amounts to cover instant payments (PIX) with an average return of 100% of the Basic Interest Rate (SELIC, 11.75% per year on December 31, 2023 and 13.75% per year on December 31, 2022), cash on ATMs and clients payments. The increase is mainly due to reserved amount for PIX coverage during the holidays in the end of the year.
7.    Financial investments

Consists mainly of investments in LFTs and compulsory reserve deposited in the Brazilian Central Bank in the amount of 3,308,583 as of December 31, 2023 (1,103,299 as of December 31, 2022) with an average return of 100% of the Basic Interest Rate (SELIC, 11.75% per year as of December 31, 2023 and 13.75% per year as of December 31, 2022), invested to comply with certain requirements for authorized payment institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank regulation. The LFTs was classified at fair value through other comprehensive income and compulsory reserve was amortized cost. Unrealized accumulated loss on LFTs for the year ended December 31, 2023 totaled R$699 (net loss of R$558 for the year ended December 31, 2023).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
8.    Accounts receivable

	December 31, 2023						December 31, 2022
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total
Legal obligors
Itaú	1,815,225	7,203,055	540,223	—	—	9,558,503	1,920,151	5,268,454	649,586	—	—	7,838,191
Nubank	—	5,913,071	—	—	—	5,913,071	—	4,050,376	—	—	—	4,050,376
Bradesco	1,863,042	224,025	—	1,148,502	429,743	3,665,312	2,924,890	242,708	—	1,228,553	440,535	4,836,685
Santander	843,398	2,637,687	—	—	19,105	3,500,190	829,714	2,564,868	—	—	11,021	3,405,603
Banco do Brasil	1,937,964	495,144	—	682,463	—	3,115,571	2,008,045	359,572	—	553,321	—	2,920,938
Banco Carrefour	155,646	1,230,208	—	—	—	1,385,854	142,392	973,915	—	—	—	1,116,307
CEF	439,417	258,672	—	607,032	—	1,305,121	369,282	180,490	—	453,043	—	1,002,815
Sicredi	479,383	595,408	—	—	—	1,074,791	404,825	372,297	—	—	—	777,122
Banco C6	—	1,033,435	—	—	—	1,033,435	—	825,958	—	—	—	825,958
Porto Seguro	713,380	317,673	—	—	—	1,031,053	708,008	216,926	—	—	—	924,934
Banco Cooperativo Sicoob	974	1,015,421	—	—	—	1,016,395	—	644,039	—	—	—	644,039
Banco Inter	—	898,789	—	—	—	898,789	—	550,070	—	—	—	550,070
Will Financeira	—	651,170	—	—	—	651,170	—	349,453	—	—	—	349,453
Banco Bradescard	427,071	134,822	—	16,181	—	578,074	470,100	113,100	—	15,613	—	598,813
Banco XP	475,067	—	—	—	—	475,067	406,986	—	—	—	—	406,986
Midway	184,143	206,642	—	—	—	390,785	268,221	124,417	—	—	—	392,638
Realize	184,069	187,732	—	—	—	371,801	166,754	185,371	—	—	—	352,125
Banco Votorantim	—	297,041	—	—	—	297,041	—	358,072	—	—	—	358,072
Pernambucanas	—	—	—	296,322	—	296,322	—	1,017	—	186,556	—	187,573
Mercado Pago	294,746	—	—	—	—	294,746	143,073	—	—	—	—	143,073
Banco Pan	50,788	180,207	—	6,596	—	237,591	68,683	246,112	—	10	—	314,805
Cred-system	—	233,930	—	—	—	233,930	—	153,681	—	—	—	153,681
Banco Original	—	232,629	—	—	—	232,629	—	246,976	—	—	—	246,976
Credz	230,518	—	—	—	—	230,518	176,030	—	—	—	—	176,030
Bancoob	223,182	—	—	—	—	223,182	112,743	208	—	—	—	112,951
Digio	193,603	—	—	2,380	—	195,983	180,936	1	—	14,454	—	195,391
Banrisul	32,560	160,119	—	—	—	192,679	36,400	133,065	—	—	—	169,465
Other	1,537,713	786,860	—	198,279	3,879	2,526,731	988,354	795,339	—	170,155	2,131	1,955,978
Total card issuers(i)	12,081,889	24,893,740	540,223	2,957,755	452,727	40,926,334	12,325,585	18,956,483	649,586	2,621,704	453,686	35,007,045
Current card issuers						40,675,655						34,884,835
Non - Current card issuers						250,679						122,215

Getnet	—	—	—	—	—	—	—	—	—	—	—	52,597
Other	—	—	—	—	—	12,053	—	—	—	—	—	10,934
Total acquirers(ii)	—	—	—	—	—	12,053	—	—	—	—	—	63,560

Loans, net	—	—	—	—	—	47,957	—	—	—	—	—	743,379
Credit card receivables, net	—	—	—	—	—	578,092	—	—	—	—	—	1,112,510
Payroll loans and other, net	—	—	—	—	—	1,317,306	—	—	—	—	—	864,825
Total credit receivables(iii)	—	—	—	—	—	1,943,355	—	—	—	—	—	1,735,100
Current						1,050,255						1,111,769
Non – Current						893,100						623,331

Other accounts receivables(iv)	—	—	—	—	—	19,241	—	—	—	—	—	188,425
Total accounts receivable	12,081,889	24,893,740	540,223	2,957,755	452,727	42,900,983	12,325,585	18,956,483	649,586	2,621,704	453,686	36,994,135
Current						41,757,204						36,248,589
Non – Current						1,143,779						745,546

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
(iii)    Total credit receivables are presented net of the ECL (“expected credit losses”), are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default, additionally to the methodology for calculating the allowance for impairment (EAD x PD x LGD). Pagseguro Group takes into consideration the forward-looking information and assumptions as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
(iv)    Refers to other dispersed receivables from legal obligors.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
The maturity analysis of accounts receivables is as follows:

	December 31,
	2023	2022

Past due	664,855	1,073,275
Due within 30 days	16,823,103	13,784,017
Due within 31 to 120 days	14,658,671	13,743,397
Due within 121 to 180 days	5,022,732	4,422,424
Due within 181 to 360 days	5,173,286	4,210,024
Due after 360 days	1,143,779	746,612
Expected credit losses	(585,443)	(985,614)
	42,900,983	36,994,135
The maturity analysis of credit receivables as of December 31, 2023 is as follows:

	December 31, 2023
	Loans	Credit card receivables	Payroll loans and other	TOTAL

Past Due	395,392	247,542	21,921	664,855
Due within 30 days	3,611	233,190	39,939	276,740
Due within 31 to 120 days	6,518	143,967	125,458	275,943
Due within 121 to 180 days	1,063	86,614	74,979	162,656
Due within 181 to 360 days	1,481	46,122	207,902	255,505
Due after 360 days	1,672	6,061	885,366	893,099
	409,737	763,496	1,355,565	2,528,798
Expected credit losses	(361,780)	(185,404)	(38,259)	(585,443)
Receivables net of ECL	47,957	578,092	1,317,306	1,943,355

	December 31, 2022
	Loans	Credit card receivables	Payroll loans and other	TOTAL

Past due	468,236	603,352	1,687	1,073,275
Due within 30 days	35,435	232,013	24,332	291,780
Due within 31 to 120 days	102,413	146,409	72,599	321,421
Due within 121 to 180 days	49,642	86,055	40,621	176,318
Due within 181 to 360 days	70,218	43,615	119,691	233,524
Due after 360 days	17,435	1,066	605,895	624,396
	743,379	1,112,510	864,825	2,720,714
Expected credit losses	(521,929)	(451,285)	(12,400)	(985,614)
Receivables net of ECL	221,450	661,225	852,425	1,735,100

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
For the credit receivables the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating, this allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	December 31, 2023
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Loans
stage 1	12,710	—	(4,609)
stage 2	2,193	—	(1,415)
stage 3	394,834	—	(355,756)

Credit card receivables
stage 1	360,233	852,138	(3,685)
stage 2	185,326	323,776	(10,203)
stage 3	217,937	3,618	(171,516)

Payroll loans and other(i)
stage 1	1,317,858	—	(6,564)
stage 2	5,147	—	(887)
stage 3	32,560	—	(30,808)
TOTAL	2,528,798	1,179,532	(585,443)

	December 31, 2022
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Loans
stage 1	173,407	—	(34,883)
stage 2	24,223	—	(12,982)
stage 3	545,749	—	(474,064)

Credit card receivables
stage 1	439,544	663,059	(17,202)
stage 2	205,356	214,282	(34,756)
stage 3	467,611	9,033	(399,327)

Payroll loans and other(i)
stage 1	844,075	—	(6,656)
stage 2	6,643	—	(201)
stage 3	14,106	—	(5,543)
TOTAL	2,720,714	886,374	(985,614)

(i)    This line of credit are mainly related to payroll loans offered to retirees, public sector employees and Brazil’s Severance Indemnity early prepayment, therefore are secured operation and less prone to expected credit losses.
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected credit losses	Loans	Credit card receivables	Payroll loans and other	Total

December 31, 2021	256,927	174,046	6,166	437,139
Additions (Reversals), net	265,002	277,239	11,351	553,592
Write-Off	—	—	(5,117)	(5,117)
December 31, 2022	521,929	451,285	12,400	985,614
Additions (Reversals), net	(2,749)	79,126	32,931	109,307
Write-Off(i)	(157,400)	(345,007)	(7,072)	(509,479)
December 31, 2023	361,780	185,404	38,259	585,443

(i)    Based on the PagSeguro Group credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the year ended in December 31, 2023, the Company carried out a partial write-off of credit receivables, for cases in which the Company does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$345,007, working capital loans were written-off in the amount R$157,400 and payroll loans were written-off in the amount R$7,072 against the related provision for ECL recognized in previous periods.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
9.    Tax receivable

	December 31,
	2023	2022

Income tax and Social contribution(i)	449,080	358,232
Social integration program(ii)	94,932	35,488
Other	19,293	17,081
	563,305	410,801

(i)    Refers mainly to withholding taxes from income tax and social contribution.
(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transactions activities and other services and financial income.
10.    Related-party balances and transactions

i)Balances and transactions with related parties

	December 31,
	2023		2022
	Receivables	Payables	Payables

Deposits(a)
UOL – deposits	—	208,718	312,295
UOL Edtech Tecnologia Educacional S.A-deposits	—	127,471	122,197
Web Jump Design em Informática Ltda - deposits	—	8,684	12,372
Ingresso.com Ltda - deposits	—	30,856	21,833
Invillia Desenvolvimento de produtos Digitais Ltda - deposits	—	41,554	60,096
Invillia Holding Ltda - deposits	—	3,132	1,849
Others	—	—	2,544
	—	420,415	533,186
Others transactions and services
UOL - sales of services(b)	—	15,784	16,170
Compasso Tecnologia Ltda. - sales of services(b)	—	646	—
Compasso UOL S.A.- sales of services(b)	—	13,089	12,624
Digital Services UOL S.A - sales of services(b)	—	—	244
Invillia Desenvolvimento de produtos Digitais Ltda- sales of services(b)	—	11,121	12,897
Edge UOL Tecnologia Ltda - sales of services(b)	—	171	—
UOL - shared service costs(c)	—	8,659	11,790
Digital Services UOL S.A - borrowing(d)	32,281	—	—
Others	—	6,920	6,995
	32,281	56,390	60,720
	32,281	476,805	593,906

(a)    Certificate of deposits (CD) acquired by related parties from BancoSeguro with interest rate between 104% to 106% (107% to 110% in December, 2022) per year of CDI. The maturity analysis is as follows:

	December 31,
	2023	2022

Due within 31 to 120 days	—	49,094
Due within 121 to 180 days	—	28,604
Due within 181 to 360 days	79,089	455,488
Due to 361 days or more days	341,326	—
	420,415	533,186

(b)    Sales of services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services.
(c)    Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(d)    This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
ii)Revenue and expense from transactions with related parties

	For the year ended December 31,
	2023		2022		2021
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Deposits(a)
UOL - deposits	—	22,173	—	20,251	—	3,797
UOL Edtech Tecnologia - deposits	—	323	—	15,753	—	9,695
Web Jump Desing em Informática Ltda - deposits	—	1,232	—	931	—	—
Ingresso.com Ltda - deposits	—	2,439	—	954	—	—
UOL Cursos Tec. Ed. Ltda. - deposits	—	10,285	—	—	—	—
Invillia Desenvolvimento de produtos Digitais Ltda - deposits	—	5,706	—	—	—	—
	—	42,158	—	37,889	—	13,492
Other transactions and services
UOL - sales of services(b)	3,134	68,815	3,115	83,462	3,221	92,664
Digital Services UOL S.A - sales of services(b)	—	907	—	2,339	—	2,887
Compasso Tecnologia Ltda. - sales of services(b)	—	7,850	—	—	—	—
Compasso UOL S.A.- sales of services(b)	—	147,850	—	136,726	—	102,912
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services(b)	—	5,619	—	2,096	—	—
EDGE.UOL Tecnologia Ltda. - sales of services(b)	—	2,220	—	—	—	—
UOL - shared service costs(c)	—	98,525	—	121,809	—	141,915
Digital Services UOL S.A. - borrowing(d)	2,200	—	—	—	—	—
Others	923	6,749	885	11,265	1,013	16,529
	6,257	338,535	4,000	357,697	4,234	356,907
	6,257	380,693	4,000	395,586	4,234	370,399

(a)    Expenses are related to Certificate of Deposits (CDI) from Banco Seguro. UOL Edtech Tecnologia was incorporated in 2023 by Passei Direto S.A.
(b)    Sale of services expenses is related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services.
(c)    Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.
(d)    Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the year ended December 31, 2023 amounted to R$35,074 (R$21,446 for the year ended December 31, 2022 and R$41,198 for the year ended December 31, 2021).
11.    Business combinations

On July 18, 2023, PagSeguro Brazil acquired 90% of the share capital, in addition to the 10% previously acquired and obtained 100% of the shares of Netpos. Total consideration paid in cash amounted to R$32 million and was made in only one installment with the total net assets acquired at fair value amounting to R$16,069. Netpos main activity is the focused-on software solutions to improve the management of business in the information technology industry.
The preliminary purchase price allocation (“PPA”) considered the recognition of a customer portfolio with a fair value of R$1,367, non-compete agreement of R$1,154, and software of R$22,208 and recognition of deferred income tax on allocations above, resulting in the recognition of goodwill of R$15,931. This goodwill is attributable to the workforce and the high profitability of the acquired business and will not be deductible for tax purposes.
The PPA was elaborated considering projections for the period of three years based on management’s budgets for Netpos and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 3.5% to 5% per year) to project future cash flows, with a discount based on the weighted average cost of capital (fluctuating from 16% to 16.5% per year).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2023 was as follows:

December 31, 2023

Fair value recognized on acquisition
Cash and cash equivalents	4,567
Accounts receivable	1,409
Taxes recoverable	26
Other assets	472
Liabilities	(2,415)
Other payables (Dividends)	(4,311)
Deferred income tax and social contribution	(8,408)
Intangible assets:
Softwares	22,208
Customer portfolio	1,367
Non-compete agreement	1,154
Net identified assets acquired	16,069
Goodwill	15,931
Net assets acquired	32,000
Cash consideration	32,000
Dividends paid	3,880
Cash and cash equivalents acquired	(4,567)
Amount paid on acquisition, net of cash acquired	31,313
12.    Property and equipment

a)Property and equipment are composed as follows:

	December 31, 2023
	Cost	Accumulated depreciation	Net

Data processing equipment	244,452	(90,976)	153,476
Machinery and equipment(i)	3,658,969	(1,482,900)	2,176,069
Buildings Leasing(ii)	154,343	(60,812)	93,531
Other	47,540	(19,605)	27,935
Total	4,105,304	(1,654,293)	2,451,011

	December 31, 2022
	Cost	Accumulated depreciation	Net

Data processing equipment	214,279	(68,274)	146,005
Machinery and equipment(i)	3,382,067	(1,115,120)	2,266,947
Buildings Leasing(ii)	102,145	(43,901)	58,244
Other	33,692	(11,389)	22,303
Total	3,732,183	(1,238,684)	2,493,499

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On December 31, 2022
Opening balance
Cost	107,636	583,244	8,097	3,783	702,760
Purchases	109,245	981,462	8,097	5,352	1,104,156
Disposals	(1,609)	(398,218)	—	(1,569)	(401,396)
Depreciation	(16,980)	(460,760)	(16,973)	(3,600)	(498,313)
Depreciation	(17,092)	(647,318)	(16,973)	(3,851)	(685,234)
Disposals	112	186,558	—	251	186,921
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

On December 31, 2023
Cost	30,173	276,902	52,198	13,848	373,121
Purchases	30,242	902,688	55,975	18,628	1,007,533
Disposals/Provisions(iii)	(862)	(625,786)	(3,777)	(4,822)	(635,247)
Acquisition of subsidiary	793	—	—	42	835
Depreciation	(22,702)	(367,780)	(16,911)	(8,216)	(415,609)
Depreciation	(23,200)	(692,762)	(18,525)	(9,335)	(743,822)
Disposals/Provisions(iii)	844	324,982	1,614	1,136	328,576
Acquisition of subsidiary	(346)	—	—	(17)	(363)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

(i)Net book value of POS devices is R$2,127,236 (R$2,212,692 as of December 31, 2022), which are depreciated over 5 years. The depreciation of POS in the year ended December 31, 2023, amounted to R$685,685 (R$640,798 and R$448,385 for the years ended December 31, 2022 and 2021). On December 31, 2023, PagSeguro Group have contractual obligations to acquire POS devices in the amount of R$366,172 (R$860,321 as of December 31, 2022).
(ii)As of December 31, 2023, PagSeguro Group had a lease liability presented in other current liabilities in the amount of R$14,777 (R$18,704 as of December 31, 2022) and as non-current liability in the amount of R$81,087 (R$39,867 as of December 31, 2022). For the year ended December 31, 2023, the PagSeguro Group incurred in financial expenses related to these leases of R$16,972 (R$18,179 and R$15,148 for the years ended December 31, 2022 and 2021).
(iii)The net book value of disposals is R$306,671 of which R$635,247 are cost and R$328,576 are accumulated depreciation. During the year ended December 31, 2023, the Company revised its business strategy towards a specific group of merchants and observed no future economic benefit is expected from them, resulting in the provision of POS devices allocated to these merchants in the net book value of R$246,771 (R$536,006 are cost and R$289,235 are accumulated depreciation) and R$199,868 (R$387,261 are cost and R$187,392 are accumulated depreciation) during the year ended December 31, 2022.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
13.    Intangible assets

a)Intangible assets are composed as follows:

	December 31, 2023
	Cost	Accumulated amortization	Net

Expenditures related to software and technology(i)	3,887,300	(1,756,871)	2,130,429
Software licenses	335,561	(152,123)	183,438
Goodwill	227,066	—	227,066
Other	70,569	(40,433)	30,136
	4,520,496	(1,949,427)	2,571,069

	December 31, 2022
	Cost	Accumulated amortization	Net

Expenditures related to software and technology(i)	2,904,505	(1,155,187)	1,749,318
Software licenses	257,096	(97,698)	159,398
Goodwill	209,908	—	209,908
Other	67,768	(27,619)	40,149
	3,439,277	(1,280,504)	2,158,773

(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
b)The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176

On December 31, 2022
Cost	887,964	60,242	—	—	948,206
Additions(i)	979,734	60,603	—	—	1,040,337
Disposals	(91,770)	(361)	—	—	(92,131)
Amortization	(382,383)	(44,569)	—	(12,657)	(439,609)
Amortization	(430,358)	(44,903)	—	(12,657)	(487,918)
Disposals	47,975	334	—	—	48,309
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On December 31, 2023
Cost	982,795	78,465	17,158	2,801	1,081,219
Additions(i)	983,017	78,465	17,158	2,801	1,081,441
Disposals	(222)	—	—	—	(222)
Amortization	(601,684)	(54,425)	—	(12,814)	(668,923)
Amortization	(601,777)	(54,425)	—	(12,814)	(669,016)
Disposals	93	—	—	—	93
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	—	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

(i)    Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations in 2023 are related to Netpos acquisition.
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31,
	2023	2022

Moip	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	—
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
PagSeguro Tecnologia	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	227,066	209,908
The recoverable amount of a CGU is determined based on the value-in-use calculations. The goodwill was mainly represented by the MOIP acquisition in the amount of R$148,218. The recoverability of this goodwill was tested using five-years budgets, a long-term growth rate based on estimated gross domestic product (1.89% in 2027 and 1.89% in 2028), inflation rates (3.51% in 2027 and 3.51% in 2028) metrics to project future cash flows and discount rate based on WACC (fluctuation from 14% to 16% per year). For the goodwill originated by other acquisitions the Company tested the recoverability using the same approach.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
Based on these assessments, management concluded that the book balances of goodwill recorded in December 31, 2023 are recoverable, since the estimated value for CGU was higher than its book value and, therefore, no provision for impairment of was accounted for.
14.    Payables to third parties

	December 31,
	2023	2022

Payables to merchants(i)	10,151,464	9,405,429
Banking accounts(ii)	9,316,715	7,470,978
Merchant's payment account(iii)	2,066,209	1,196,491
	21,534,388	18,072,898
Current	21,348,527	17,988,139
Non - Current	185,861	84,759

(i)    Refers mainly to transactions of sales and services to be settle according by installments to merchant’s net of PagSeguro Group’s revenue.
(ii)    Refers to the balance of the clients maintained in their banking accounts that are invested by the client in Certificate of Deposits with 30 days of maturity and interest average rate of 72% of CDI (69% of CDI on December 31, 2022).
(iii)    Refers to mechant’s payment account that PagSeguro Group acquire treasury bonds to comply with certain requirements as mentioned in note 7.

15.    Deposits

	December 31,
	2023	2022

Certificate of Deposit(i)	13,062,034	9,806,062
Interbank deposits(ii)	3,126,406	2,101,152
Corporate securities	—	88,074
	16,188,440	11,995,288

Current	11,365,373	10,100,599
Non-Current	4,823,067	1,894,689

(i)    The average return is 110% of CDI (117% of CDI in December 31, 2022). From the total amount, R$1,641,922 (R$2,080,779 in December 31, 2022) refer to certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Company entered into derivative financial instruments (“Swaps”) with the specific objective of protecting deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. In December 31, 2023, the Company recorded liabilities of Swaps in the amount of R$23,314 (R$22,289 in December 31, 2022).
(ii)    The average return is 111% of CDI (111% of CDI in December 31, 2022).
The maturity analysis of deposits based on due date of the agreements (disregarding that some can be withdrawn at any time, which is limited to the contracts with a due date of less than 360 days) is as follows:

	December 31,
	2023	2022

Due within 30 days	1,621,234	864,864
Due within 31 to 120 days	6,087,472	3,253,826
Due within 121 to 180 days	2,513,783	1,945,917
Due within 181 to 360 days	1,142,884	4,035,992
Due to 361 days or more days	4,823,067	1,894,689
	16,188,440	11,995,288

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
The changes in deposits were as follows:

On December 31, 2021	3,133,996
Additions	25,475,725
Withdraws	(17,228,838)
Interest	614,405
On December 31, 2022	11,995,288
Additions	17,958,706
Withdraws	(14,408,110)
Interest	642,556
On December 31, 2023	16,188,440
16.    Salaries and social security charges

	December 31,
	2023	2022

Payroll accruals and profit sharing	209,343	187,921
Payroll taxes (LTIP)(i)	73,881	42,791
Social charges	47,603	49,651
Other	14,421	12,415
	345,248	292,778

(i)    Refers to social charges and income tax over LTIP and LTIP goals balances.
17.    Taxes and contributions

	December 31,
	2023	2022

Taxes
Services tax(i)	193,048	184,536
Social integration program(ii)	57,318	35,003
Social contribution on revenues(ii)	358,429	211,749
Income tax and social contribution(iii)	4,476	4,104
Other	24,840	18,878
	638,111	454,270

	December 31,
	2023	2022

Judicial deposits(iv)
Services tax(i)	(176,330)	(163,005)
Social integration program(ii)	(30,908)	(28,165)
Social contribution on revenues(ii)	(190,202)	(173,321)
	(397,440)	(364,491)
	240,671	89,779

(i)    Refers to tax on revenues.
(ii)    Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income. The increase is mainly due to the taxes from FIDC.
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

	December 31,
	2023	2022

Civil	43,716	26,365
Labor	53,503	45,797
	97,219	72,162

Labor Deposits(i)	—	(11,559)

	97,219	60,603
Current	91,490	46,233
Non-Current	5,729	14,370

(i)    On September 2023, occur the redemption of judicial deposit that we lost the discussion about the non-incidence of a tax labor, therefore this was converted into income for the Union and consequently reversed the labor contingency related to this deposit.
Below it is demonstrated the movements of the provision for contingencies in the year ended December 31, 2023:

On December 31, 2021	41,563
Accrual	37,276
Settlement	(24,234)
Interest	5,998
On December 31, 2022	60,603
Accrual	69,916
Settlement	(39,371)
Interest	6,071
On December 31, 2023	97,219
The PagSeguro Group is party to tax, civil and labor lawsuits involving risks classified as possible losses, for which no provision was recognized as of December 31, 2023, totaling R$760,947 (December 31, 2022 R$635,515). The main tax and labor lawsuit are disclosed below:
On October 15, 2021, Pagseguro Brazil was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans. IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$293,264 (R$266,957 in December 2022).
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro Group and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, the Company has one contingency related to labor taxes in the amount of R$190,709 (R$133,286 in December 2022).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
19.    Borrowings

In November 2021, the PagSeguro Group entered into a US$180 million borrowing agreement with maturity one year from the execution date and payment in a single installment at the due date. At that moment the agreement was signed, the foreign exchange rate was R$5.6227 per US dollar amounting in R$1,012,086. The Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting borrowing from fluctuations arising from the exchange rate variation. In November 2022, the PagSeguro Group liquidated its borrowing in the total amount of R$1,143,026 considering principal, interests, taxes and the total settlement of the financial instruments.
In February 2022, the Group entered into a R$250 million borrowing agreement with maturity in three months from the execution date, the interest rate was 112% of CDI and the payment occurred in a single installment as the due date. In May 2022, the borrowing agreement was re-signed with new maturity for an additional three months and was settled in August 2022 in the principal amount of R$250 million and the interests of R$7,015 were paid in May 2022 and R$8,322 in August 2022.
In March 2023, the PagSeguro Group entered into a US$38.4 million borrowing agreement with maturity one year from the execution date and payment in two half-year installments. On the date the agreement was signed, the foreign exchange rate was R$5.2149 per US dollar amounting to R$200,000. The Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting the borrowing from fluctuations arising from exchange rate variation. The final remuneration, considering all the costs of the operation, is equivalent to 111.0% of the CDI. The Company has R$16,671 of interest accumulated and the first installment of R$6,340 was liquidated in September 2023.
In April 2023, the Group entered into a R$100 million borrowing agreement with maturity three month from the execution date, the payment will be in a single installment at the due date and the interest rate was 107.5% of the CDI. In July 2023, the PagSeguro Group liquidated this borrowing in the total amount of R$103,273 considering principal, interests and taxes.
In December 2023 the Company recorded the effects of the swap derivatives in the liabilities on the amount of R$17,631, basically represented by the different foreign exchange rates at the time of entering into the borrowing agreement and December 2023 plus interest. More details of financial instruments in note 27.
The table below demonstrates the changes in the borrowings:

December 31, 2023

On December 31, 2021	1,005,787
Additions	250,000
Interest	175,338
Payment	(1,270,075)
Financial Instruments	(161,050)
On December 31, 2022	—
Additions	300,000
Interest	16,671
Payment	(109,613)
Financial Instruments	(17,631)
On December 31, 2023	189,427

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
20.    Income tax and social contribution

a.Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation(i)	Other temporary differences assets(ii)	Other temporary differences liability(iii)	Total

Deferred tax
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)
Included in the statement of income	(3,205)	(2,061)	(175,297)	190,982	(204,238)	(193,819)
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Included in the statement of income	(13,342)	(2,248)	(128,995)	(59,858)	(57,129)	(261,572)
Other(iv)	—	—	1,663	—	(8,505)	(6,842)
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Deferred tax asset						98,856
Deferred tax liability						1,832,087

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
(iv)    The increase in other liability temporary difference refers mainly to deferred taxes recognized on allocations by the Netpos acquisition. More details in note 11.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b.Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021

Profit for the period before taxes	2,017,107	1,759,316	1,488,027
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(685,816)	(598,167)	(505,929)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(1,826)	(3,806)	704
R&D and technological innovation benefit(i)	193,405	255,354	187,207
Taxation of income abroad and different tax rates(ii)	123,594	114,229	(800)
Unrecorded deferred taxes	(9,449)	(17,570)	(1,100)
Other additions (exclusions)	16,669	(4,588)	(1,825)
Income tax and social contribution expense	(363,423)	(254,548)	(321,743)
Effective rate	18%	14%	22%
Income tax and social contribution - current	(101,846)	(60,718)	(119,801)
Income tax and social contribution - deferred	(261,577)	(193,830)	(201,942)

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

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
21.    Equity

a)Share capital
On December 31, 2023, share capital is represented by 329,608,226 common shares, par value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2023:

December 31, 2021 shares outstanding	329,608,226
Treasury shares	3,642,899
Long-Term Incentive Plan	637,728
Repurchase of common shares	(4,280,627)
December 31, 2022 shares outstanding	329,608,226
Treasury shares	8,407,818
Long-Term Incentive Plan	1,288,144
Repurchase of common shares	(9,695,962)
December 31, 2023 shares outstanding	329,608,226
b)Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the years ended December 31, 2023 and 2022, the Company has not recognize any capital reserve movement, as all the LTIP and LTIP goals shares were delivered with treasury. For the year ended December 31, 2021, the Company recognize LTIP capital movement by issuing new shares of R$138,665.
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
This arrangement is classified as equity settled. For the year ended December 31, 2023, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$144,617 (R$127,389 and R$305,408 for the years ended December 31, 2022 and 2021, respectively). On December 31, 2023, the amount of R$73,881 (R$42,791 for the year ended December 31, 2022) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 16).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively of the Company’s issued share capital at any time. For the year ended December 31, 2023, total shares issued were 1,288,114 (637,728 and 758,024 for the years ended December 31, 2022 and 2021, respectively) and representing 0.4% of total shares (0.2% for the years ended December 31, 2022 and 2021), additionally total shares granted were 3,158,688 representing 1.0% of total shares.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
d)OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a gain of R$56 for the year ended on December 31, 2023 (loss of R$677 for the year ended December 31, 2022 and loss of R$117 for the year ended December 31, 2021). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in note 7 were classified at fair value through other comprehensive income. Unrealized accumulated loss on LFTs for the year ended December 31, 2023 totaled R$699 (loss of R$558, R$107 and gain of R$271 for the years ended December 31, 2023, 2022 and 2021, respectively).
The derivative financial instruments mentioned in note 19 were classified at fair value through other comprehensive income. Unrealized fair value adjustment gain on SWAPs for the year ended December 31, 2023, totaled R$167 (R$0 for the year ended December 31, 2022).
As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2022 and 2021).
e)Treasury shares
On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the years ended December 31, 2023 and 2022:

	Shares	Amount	Average Price (US$)

Repurchase shares
December 31, 2021 treasury shares	1,688,701	285,011	30.23
Repurchase of common shares	4,280,627	291,445	12.50
Long-Term Incentive Plan	(637,728)	(101,102)	28.16
December 31, 2022 treasury shares	5,331,600	475,354	16.00
Repurchase of common shares	9,695,962	399,408	8.22
Long-Term Incentive Plan	(1,288,144)	(114,445)	16.00
December 31, 2023 treasury shares	13,739,418	760,317	10.51
22.    Earnings per share

a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021

Profit attributable to shareholders of the Company	1,653,684	1,504,768	1,166,102
Weighted average number of outstanding common shares (thousands)	321,806,480	327,110,295	330,310,786
Basic earnings per share - R$	5.1387	4.6002	3.5303

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
b)Diluted
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

	For the year ended December 31,
	2023	2022	2021

Profit used to determine diluted earnings per share	1,653,684	1,504,768	1,166,102
Weighted average number of outstanding common shares (thousands)	321,806,480	327,110,295	330,310,786
Weighted average number of shares that would have been issued at average market price	2,149,097	2,124,398	1,864,038
Weighted average number of common shares for diluted earnings per share (thousands)	323,955,577	329,234,693	332,174,824
	5.1047	4.5705	3.5105
The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).
23.    Total revenue and income

	For the year ended December 31,
	2023	2022	2021

Gross amount from transaction activities and other services(i)	10,241,654	10,047,654	7,574,728
Gross financial amount(ii)	6,858,109	6,438,774	3,587,823
Gross other financial amount(iii)	402,394	288,333	162,944
Total gross amount	17,502,157	16,774,761	11,325,495
Deductions from gross amount from transactions activities and other services(iv)	(1,214,412)	(1,141,248)	(789,922)
Deductions from gross financial amount(v)	(205,063)	(186,039)	(73,398)
Deductions from gross other financial amount(vi)	(134,281)	(112,560)	(13,453)
Total deductions from gross amount	(1,553,756)	(1,439,847)	(876,773)
Total revenue and income	15,948,401	15,334,914	10,448,722

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
24.    Expenses by nature

	For the year ended December 31,
	2023	2022	2021

Transactions costs(i)	(5,956,108)	(5,566,927)	(4,321,135)
Marketing and advertising	(580,667)	(717,732)	(791,134)
Personnel expenses(ii)	(1,122,128)	(1,032,732)	(1,074,249)
Financial expenses(iii)	(3,269,556)	(3,151,552)	(790,635)
Total Losses(iv)	(536,048)	(984,487)	(664,268)
Depreciation and amortization(vi)	(1,355,653)	(1,130,690)	(768,593)
Other(v)	(1,111,134)	(991,478)	(550,681)
	(13,931,294)	(13,575,598)	(8,960,695)
Classified as:
Cost of services	(8,132,580)	(7,470,895)	(5,775,895)
Selling expenses	(1,429,816)	(1,946,075)	(1,523,908)
Administrative expenses	(732,689)	(668,679)	(877,559)
Financial expenses	(3,269,556)	(3,151,552)	(790,635)
Other income (expenses), net	(366,653)	(338,397)	7,302
	(13,931,294)	(13,575,598)	(8,960,695)

(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$4,805,474 for year ended December 31, 2023 (R$4,505,290 and R$3,043,591 for years ended December 31, 2022 and 2021, respectively), card scheme fees in the amount of R$969,193 for year ended December 31, 2023 (R$882,091 and R$653,224 for years ended December 31, 2022 and 2021, respectively).
(ii)Personnel expenses includes compensation expenses in the amount of R$109,901 related to the LTIP and LTIP goals for the year ended December 31, 2023 (R$79,447 and R$370,629 for the years ended December 31, 2022 and December 31, 2021, respectively). Personnel expenses in 2023, include capitalization of LTIP and LTIP goals in the amount of R$89,223 for the year ended December 31, 2023 (R$56,698 and R$0 for the years ended December 31, 2022 and December 31, 2021).
(iii)Relates to: (i) the early collection of receivables, which amount to R$953,509 in the year ended December 31, 2023 (R$1,233,045 and R$426,992 for the years ended December 31, 2022 and 2021, respectively), (ii) interest of deposits and banking accounts which amounted to R$2,060,109 in the year ended December 31, 2023 (R$1,573,293 and R$1,278,806 in the years ended December 31, 2022 and 2021, respectively).
(iv)Total losses refer to amounts recognized during the year related to: (i) card processing operations (acquiring and issuing), (ii) losses on digital account in the amount of R$393,869 in the year ended December 31, 2023 (R$430,895 and R$386,143 for the years ended December 31, 2022 and 2021, respectively), (iii) a loss occurred in third quarter of 2023 in the amount of R$32,872 in connection with unauthorized transations exploiting a legacy functionality in the Company’s system. The conditions allowing for the unauthorized transactions were ceased and were not related to cyber risks or data-related matters. Efforts to recover related amounts are going and (iv) Total losses include provision for delinquency rate of credit portfolio in the amount of R$109,307 in the year ended December 31, 2023 (R$553,592 and R$278,125 for the years ended December 31, 2022 and 2021, respectively), as further described in Note 26.
(v)For the year ended December 31, 2023, the increase is impacted by R$246,770 (R$199,868 in the year ended December 31, 2022) related to provision of POS Devices, as described in note 12. In September 2023, in accordance to the final purchase price allocation (“PPA”) completed on October 20, 2023, which include the recognition of capital gains of customer portfolio R$152, non-compete agreement R$128 and software R$2,468.
(vi)Depreciation and amortization amounts incurred in the year are segregated between costs and expenses as presented below:

	For the year ended December 31,
	2023	2022	2021

Depreciation
Cost of sales and services(i)	(715,293)	(658,275)	(464,411)
Selling expenses	(198)	(172)	(89)
Administrative expenses	(28,331)	(26,787)	(23,439)
	(743,822)	(685,234)	(487,939)
Amortization
Cost of sales and services	(642,017)	(464,106)	(295,218)
Administrative expenses(ii)	(27,000)	(23,810)	(21,484)
	(669,017)	(487,916)	(316,702)
PIS and COFINS credits(iii)	57,186	42,460	36,048
Depreciation and amortization expense, net	(1,355,653)	(1,130,690)	(768,593)

(i)The depreciation of POS for the year ended December 31, 2023, amounted to R$685,685 (R$640,798 and R$448,385 for the years ended December 31, 2022 and 2021, respectively).
(ii)Included in this amount are LTIP amortizations in the amount of R$46,356 for the year ended December 31, 2023 (compared to R$31,903 and R$0 for the years ended December 31, 2022 and 2021, respectively). Additionally, has assets amortizations of acquired companies in the amount of R$19,778 for the year ended December 31, 2023 (compared to R$18,466 and R$16,455 for the years ended December 31, 2022 and December 31, 2021, respectively).
(iii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
25.    Financial instruments by category

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
The pagSeguro Group classifies its financial instruments into the following categories:

	December 31,
	2023	2022

Financial assets
Amortized cost:
Cash and cash equivalents	2,899,060	1,829,097
Accounts receivables	42,900,983	36,994,135
Financial investments	1,428,893	—
Other receivables	198,416	180,517
Judicial deposits	50,992	44,855
Receivables from related parties	32,281	—
Investment	—	1,651
Fair value through other comprehensive income
Financial investments	1,879,689	1,103,299
	49,390,314	40,153,554

	December 31,
	2023	2022

Financial Liabilities
Amortized cost:
Payables to third parties	21,534,388	18,072,898
Trade payables	513,920	449,102
Trade payables to related parties	476,805	593,906
Deposits	14,546,518	11,995,288
Borrowings	189,427	—
Deferred revenue	146,184	143,528
Other liabilities	262,074	202,797
Fair value through profit or loss
Deposits	1,641,922	—
Derivative financial instruments	23,314	22,289
Fair value through other comprehensive income
Derivative financial instruments	17,631	—
	39,352,183	31,479,808

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
26.    Financial risk management

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
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2023. For this analysis, the Group adopted as a probable scenario for 2023 interest rates of 8.9% for the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, bank accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (11.15%)	Probable scenario with decrease to 8.90%

Short-term investment	100% of CDI	859,108	95,791	76,461
Financial investments	100% of CDI	3,308,583	368,907	294,464
Certificate of Deposit	110% of CDI	13,062,033	(1,602,058)	(1,278,773)
Certificate of Deposit - related party	106% of CDI	420,415	(49,689)	(39,662)
Interbank deposits	111% of CDI	3,126,406	(386,940)	(308,858)
Banking accounts	72% of CDI	9,316,714	(747,946)	(597,015)
Borrowings	111% of CDI	189,427	(23,444)	(18,713)
Total			(2,345,379)	(1,872,096)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries currency exposure generated in companies like Pagseguro Colombia, Pagseguro Chile, are being hedged through a non-deliverable forward.
Equity price risk
The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2023 and December 31, 2022, the exposure to equity price from such investments was not material.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
Fraud risk (chargeback)
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
(ii)    The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds. PagSeguro Group’s expenses with chargeback are disclosed in note 24.
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
In order to mitigate this risk, PagSeguro Brazil has established a Credit Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by Fitch, S&P and Moody’s, which do not require additional monitoring.
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios;
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
The PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating and implementing policies and guidelines for granting credit and calibrating collection rules.
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
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2023, PagSeguro Group held cash and cash equivalents of R$2,899,060 (R$1,829,097 on December 31, 2022).

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On December 31, 2023
Payables to third parties	15,763,153	2,636,667	573,115	2,375,592	185,861
Trade payables	507,878	5,830	77	135	—
Trade payables to related parties	—	56,390	—	86,450	383,687
Borrowings	—	195,603	—	—	—
Deposits	1,638,743	6,284,683	2,649,511	1,253,959	5,448,062

On December 31, 2022
Payables to third parties	13,354,285	1,717,388	856,011	2,060,455	84,759
Trade payables	397,335	50,975	309	482	—
Trade payables to related parties	—	62,559	30,390	506,671	—
Deposits	876,415	3,384,194	2,075,859	4,521,112	2,198,340
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the Company. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium and long term.
Despite this, in order to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the Company.
27.    Derivative Financial Instruments designated to Hedge Accounting

The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (inflation index and interest rate).
(i)Cash flow hedge
In March 2023, the PagSeguro Group entered in a US$38.4 million borrowing agreement with maturity in one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM
Swap of currency	207,608	189,427	18,181	17,631	550

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
(ii)Fair value hedge
In the year ended December 31, 2023, the PagSeguro Group issued certificate of deposits with maturity in one-year from the execution date and interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificate of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

	December 31, 2023
	Notional Liability	Liabilities Fair value	MTM (a)

IPCA CDB	698,917	697,060	(1,858)
Fixed rated CDB	951,777	944,862	(6,915)
Total	1,650,694	1,641,922	(8,773)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))

IPCA CDB	678,597	(675,246)	2,440	582
Fixed rated CDB	951,209	(943,227)	7,566	651
Total	1,629,806	(1,618,473)	10,006	1,233

	December 31, 2022
	Notional Liability	Liabilities Fair value	MTM (a)

IPCA CDB	708,454	710,475	2,021
Fixed rated CDB	1,368,325	1,370,304	1,980
Total	2,076,779	2,080,779	4,001

	Notional SWAP	SWAP	MTM (b)	Profit and Loss ((a)+(b))

IPCA CDB	(728,142)	(733,026)	(2,109)	(89)
Fixed rated CDB	(1,374,472)	(1,378,916)	(2,149)	(168)
Total	(2,102,614)	(2,111,942)	(4,258)	(257)
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for December 31, 2023 and December 31, 2022, this test was effective.
28.    Non-cash Transactions

	For the year ended December 31,
	2023	2022	2021

Non-cash investing activities
Property and equipment acquired through lease	55,975	8,097	15,016
MTM of financial investments	(558)	(107)	271

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)
29.    Fair value measurement

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
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2023.
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2023:

	December 31, 2023
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	654,363	2,244,697	—
Financial investments	3,308,583	—	—
Accounts receivable	—	42,900,983	—
Other receivables	—	198,416	—
Judicial deposits	—	50,992	—
Receivables from related parties	—	32,281	—
Investment	—	—	—
Financial liabilities
Payables to third parties	—	21,534,388	—
Trade payables	—	513,920	—
Trade payables to related parties	—	476,804	—
Borrowings	—	189,427	—
Deposits	—	16,188,440	—
Derivative financial instruments	—	40,945	—
Deferred revenue	—	146,185	—
Other liabilities	—	262,074	—

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2023 (All amounts in thousands of reais unless otherwise stated)

	December 31, 2022
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	404,468	1,424,629	—
Financial investments	1,103,299	—	—
Accounts receivable	—	36,994,135	—
Other receivables	—	180,517	—
Judicial deposits	—	44,858	—
Investment	—	—	1,651
Financial liabilities
Payables to third parties	—	18,072,898	—
Trade payables	—	449,102	—
Trade payables to related parties	—	593,906	—
Deposits	—	11,995,288	—
Derivative financial instruments	—	22,289	—
Deferred revenue	—	143,528	—
Other liabilities	—	202,797	—