Form 20-F
period 2024-12-31
PagSeguro Digital Ltd.
filed 2025-04-29
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
As of December 31, 2024 there were 209,148,916 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 120,459,508 Class B common shares, par value of US$0.000025 per share, outstanding.

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
This annual report includes estimates and forward-looking statements, principally under the captions “Item 3D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.”
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
•general economic, political and business conditions in Brazil, particularly in the geographic markets we serve, as well as in Chile, Colombia, Mexico, Peru and any other countries we may serve in the future and their impact on our business, notably with respect to inflation and interest rates;
•labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;
•management’s expectations and estimates concerning our future financial performance and financing plans and programs;
•interest rates and our level of debt and other fixed obligations;
•inflation, appreciation, depreciation and devaluation of the Brazilian currency;
•expenses, ability to generate cash flow, and ability to achieve, and maintain future profitability;
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
•the economic, financial, political and social effects of pandemics, such as the COVID-19 pandemic, epidemics and similar crises, particularly in Brazil, and the extent to which they continue to cause serious negative macroeconomic effects, thus enhancing the risks described under “Item 3D. Risk Factors”;
•developments and the perception of risks in Brazil in connection with ongoing corruption and other investigations and uncertainties related to the ability of the current administration to continue promoting economic and financial reforms in the country, as well as policies and potential changes to address these matters or otherwise, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•the impact of the armed conflict in Israel/Gaza, escalations between Israel and other middle-eastern countries, the ongoing war in Ukraine and the economic sanctions imposed on Russia, and the resulting volatility and consequences for the global economy, which remain highly uncertain and difficult to predict;
•uncertainties related to the newly elected government in the United States, and the resulting volatility for the global economy and geopolitical instability;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risk factors discussed under “Item 3D. Risk Factors.”
The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast,” “foresee” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to those statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.
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
•“PagSeguro Brazil” means PagSeguro Internet Instituição de Pagamento S.A., our primary operating company, a sociedade por ações incorporated in Brazil. PagSeguro Brazil is substantially wholly-owned by PagSeguro Digital.
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

•“PagBank Group” means PagSeguro Digital, together with its subsidiaries.
•“Group” means PagBank Group and UOL, together with its subsidiaries.
•“Brazilian government” means the federal government of Brazil.
•All references to the “Companies Act” are to the Cayman Islands Companies Act (As Revised) as the same may be amended from time to time, unless the context otherwise requires.
•All references to the “Memorandum of Association,” “Articles of Association” and “Memorandum and Articles of Association” of the Company are references to the current amended and restated memorandum and articles of association of the Company, as the same may be amended in accordance with the Companies Act from time to time.
The term “Brazil” refers to the Federative Republic of Brazil. “Central Bank” refers to Banco Central do Brasil, or the Central Bank. References in this annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.
Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report into U.S. dollars. The exchange rate for reais into U.S. dollars was R$6.1923 to U.S.$1.00 as of December 31, 2024, R$4.8413 to U.S.$1.00 as of December 31, 2023, and R$5.2177 to U.S.$1.00 as of December 31, 2022, in each case, the commercial selling rate for U.S. dollars as reported by the Central Bank. Unless otherwise indicated, we have translated real amounts into U.S. dollars using the applicable rate on December 31, 2024, of R$6.1923 to US$1.00. Such translations should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the rates indicated above or at any other exchange rate. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2024 may not be indicative of current or future exchange rates. For more information on risks relating to exchange rate fluctuations on our business, see “Item 3D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.”
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
Market and Industry Data
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian internet, payment solutions, e-commerce markets and socioeconomic indicators, are based on publicly available data published by the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or ABECS; the Brazilian Bank Federation (Federação Brasileira de Bancos), or Febraban; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE; the Central Bank; the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA; the Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV; the Brazilian Service of Support for Micro and Small Enterprises (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas), or SEBRAE; the World Bank; the International Monetary Fund, or IMF; the Bank of International Settlements, or BIS; the Insider Intelligence eMarketer; and Comscore, a cross-platform measurement company that measures audiences, brands and consumer behavior, and provides market and analytical data to clients, among others. We also make statements in this annual report about our competitive position and the size of the Brazilian digital payments and e-commerce markets.

Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we nor our agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally, and our estimates have not been verified by an independent source. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include the market data in this annual report.
Data Protection – Privacy Notice
Scope
The legal basis for this notification is to meet the standards required in respect of, and ensure compliance with, the requirements of the Cayman Islands’ Data Protection Act (As Revised), or the DPA, which came into effect in the Cayman Islands on September 30, 2019. This privacy notice puts investors in our Class A common shares on notice that through your investment in our Class A common shares, you will provide us with certain personal information which constitutes personal data within the meaning of the DPA. We collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer, or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data. In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.
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
The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. In cases as these, after an internal analysis, the Company may include relevant the subscriber on a restricted list, and decline all future financial transactions involving that subscriber. According to Brazilian anti-money laundering laws, this information must be reported to the Brazilian Council for Financial Activities Control (Conselho de Controle de Atividades Financeiras), or COAF.
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
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3A. [Reserved]
3C. Reasons for the offer and use of proceeds
Not applicable.
3B. Capitalization and Indebtedness
Not applicable.
3D. Risk Factors
Summary of Risk Factors
Risks Relating to Brazil
•The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence as well as Brazil’s political and economic conditions may adversely affect us and the price of our Class A common shares.
•Ongoing political instability in Brazil may adversely affect our business, results of operations and the trading price of Class A common shares.
•Inflation and certain measures by the Brazilian government to curb inflation have historically affected the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could adversely affect our business and the price of our Class A common shares.
•Exchange rate volatility may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
•Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our Class A common shares.
•Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.
Risks Relating to Our Business and Industry
•If we cannot keep pace with rapid technological developments to provide new and innovative products and services, and address the rapidly evolving market for transactions on mobile devices, the use of our products and services and, consequently, our revenues could decline.
•Interruption or failure of our computer and information technology systems could impair our operations, which could damage our reputation and harm our results of operations.
•Our business is subject to cyberattacks, in addition to security (including cybersecurity) and privacy breaches.
•We are subject to risks associated with noncompliance with Law No. 13,709/2018, as amended, the General Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, and may be adversely affected by the imposition of fines and other types of penalties.

•Our services must integrate with a variety of operating systems and networks, and the hardware that enables merchants to accept payment cards must interoperate with mobile networks offered by telecom operators and third-party mobile devices utilizing those operating systems. If we are unable to ensure that our services or hardware interoperate with such networks, operating systems and devices, our business may be seriously harmed.
•Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand would harm our business and results of operations.
•Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or non-compliance with present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
•We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition, results, or operations.
•Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.
•Failure to deal effectively with fraud, fictitious transactions, bad transactions or negative customer experiences would increase our loss rate and harm our business, and could severely diminish merchant and consumer confidence in and use of our services.
•Increasingly intense competition may harm our business.
•Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.
•We may offer new financial products and use new technologies that may have a negative impact on our liquidity by increasing our costs and risks associated with government regulation and investment in new technology.
•We rely on third parties and UOL, our largest shareholder, and its subsidiaries in many key aspects of our business, which creates additional risk.
•Our failure to manage the assets underlying our customer funds properly could harm our business.
•Increases in interest rates may harm our business, financial results and results of operations.
•The e-commerce market in Brazil is developing, and the expansion of our business depends on the continued growth of e-commerce, as well as increased availability, quality and usage of the internet in Brazil.
•Our quarterly results of operations and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.
•Our business could be harmed if we are unable to forecast demand for our products accurately or to manage our product inventory adequately.
•Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business and financial results.
•We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations, and any errors, failures, or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal, administrative and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm.
•The loss of any member of our management team and our inability to make up for such loss with a qualified, replacement could harm our business.
•We partially rely on card issuers or card schemes to process our transactions. Changes to credit card scheme fees, rules or practices may harm our business.

•We might not successfully implement strategies to increase adoption of our digital payment methods, which would limit our growth.
•If we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.
•If we do not effectively and accurately meet our reporting obligations regarding nonfinancial information, including any climate-related information and environmental, social, and governance, or ESG, reporting that we provide publicly, our results of operations and our business may be adversely affected.
•We may incur financial and reputational losses as a result of environmental and social risks.
•Climate change may have adverse effects on our business and financial condition.
•Our operating results are affected by decreases in gross domestic product, or GDP, and consumer discretionary spending. Changes in macroeconomic conditions may reduce the volume and prices of transactions on our payments platform and harm our growth strategies and business prospects and, accordingly, adversely affect the trading price of our Class A common shares.
•A failure to comply with export controls or economic sanctions laws and regulations could have a material adverse impact on our results of operations, financial condition and reputation.
•Customer complaints or negative publicity about our customer service could reduce usage of our products and, as a result, our business could suffer.
•We are susceptible to illegal or improper uses of our platform, which could expose us to additional liability and harm our business.
•Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.
•We have only a limited ability to protect our intellectual property rights, which are important to our success.
•If we continue to grow, we may not be able to appropriately manage the increased size of our business.
•BancoSeguro S.A., or BancoSeguro, PagSeguro Brazil, Wirecard Brazil Instituição de Pagamento S.A. (formerly Wirecard Brazil S.A.), or MOIP, and PagInvest Corretora de Títulos e Valores Mobiliários Ltda., or PagInvest, may have insufficient capital to meet the capital requirements of the National Monetary Council (Conselho Monetário Nacional), or the CMN, and the Central Bank and other regulations.
•BancoSeguro’s, PagSeguro Brazil’s, MOIP’s and PagInvest’s businesses are highly regulated and changes in regulation may affect our results and the development of our activities.
•The growth of our credit portfolio of transactions through BancoSeguro could increase the default rates in our total portfolio, and the systems and methods of identification, analysis, management and control of risks related to our customer portfolio could be insufficient to prevent losses.
•Our financial success is sensitive to the method consumers choose to make payments, since these methods differ in profitability. Our profitability could be harmed if there is an increase in the proportion of our business funded using less profitable methods.
•We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.
•We are subject to regulatory activity and antitrust litigation under competition laws.
•Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.
•We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to successfully integrate an acquired company, could harm our business.
•Our developer platforms, which are open to merchants and third-party developers, subject us to additional risks.

•We are a holding company and do not have any material assets other than the shares of our subsidiaries.
•The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting our business operations and the trading price of our Class A common shares.
•Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.
•Default by other financial institutions may adversely affect the financial markets in general and us.
•We may incur losses associated with counterparty exposure risks.
•We face risks relating to liquidity of our capital resources.
•Internet regulation in Brazil is recent and still limited and several legal issues related to the internet are uncertain.
•We may lose our competitiveness if we are unable to incorporate AI tools into our business operations and products.
•AI regulation is rapidly evolving and AI regulation in Brazil remains uncertain.
Risks Relating to Our Class A Common Shares
•UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 86.79% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
•Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.
•We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment.
•We may raise additional capital in the future by issuing equity securities, which may result in a potential dilution of your equity interest.
•If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our Class A common shares could decline.
•Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our stock price.
•We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
•Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
•Our Memorandum and Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and reduce the rights of holders of our Class A common shares.
•United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
•Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.
•As a foreign private issuer, the disclosure requirements that we must comply with and other requirements are different from those applicable to U.S. domestic registrants.
•PagSeguro Digital is a foreign private issuer and, as a result, in accordance with the listing requirements of the New York Stock Exchange, or NYSE, we rely on certain home country governance practices from the Cayman Islands, rather than the corporate governance requirements of the NYSE.

•Although we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, there can be no assurance that we will not be a PFIC for any taxable year, which could subject United States investors in our shares to significant adverse U.S. federal income tax consequences.
•Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence as well as Brazil’s political and economic conditions may adversely affect us and the price of our Class A common shares.
The Brazilian government has frequently exercised significant influence over the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls, currency devaluations, capital controls and limits on imports. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We may be adversely affected by changes in Brazilian government policies, including, without limitation:
•growth or downturn of the Brazilian economy;
•interest rates;
• monetary policies;
•exchange rates and currency fluctuations;
•inflation;
•liquidity of capital and lending markets;
•import and export controls;
•exchange controls and restrictions on remittances abroad;
•modifications to laws and regulations according to political, social and economic interests;
•fiscal policy and changes in tax laws;
•labor and social security regulations;
•energy and water shortages and rationing, as well as other effects of climate change; and
•other political, diplomatic, social and economic developments in or affecting Brazil.
We cannot predict what measures the Brazilian government may take in the face of mounting macroeconomic pressures or otherwise. Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which may have a material adverse effect on us and, as a consequence, on the market price of our Class A common shares.
Ongoing political instability in Brazil may adversely affect our business, results of operations and the trading price of Class A common shares.
The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies, including the trading price of Class A common shares.

Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. These investigations have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours.
In October 2022, Brazil held elections for President, senators, federal legislators, state governors, state legislators and former President Luiz Inácio Lula da Silva was elected, representing distinctly opposing political ideologies as compared to those of the previous president Jair Bolsonaro. Political bipolarization between the left and right wings tends to enhance political instability, which could adversely affect the economy and therefore us.
The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies the newly elected president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.
Furthermore, in early February 2025, new presidents were elected for both the House of Representatives and the Senate in Brazil. This change in leadership could introduce significant political uncertainties that may impact our operations. The new congressional leadership may influence legislative priorities and the regulatory environment, potentially leading to shifts in policy that could affect our business activities.
Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to ours.
Inflation and certain measures by the Brazilian government to curb inflation have historically affected the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could adversely affect our business and the price of our Class A common shares.
Historically, Brazil has experienced high inflation rates. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy, including economic uncertainty and heightened volatility in the Brazilian capital markets.
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Brazilian inflation rate, considering the accumulated inflation over the prior 12-month period, was 5.48%, in March 2025, and 4.83%, 4.62% and 5.79% in 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could materially adversely affect our business and the price of Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the SELIC rate, the Central Bank’s overnight rate, as established by the Monetary Policy Committee (Comitê de Política Monetária) or COPOM, was 12.25% p.a., 11.75% p.a. and 13.75% p.a. in 2024, 2023 and 2022, respectively. In March, 2025, the SELIC rate was 13.15%.
The current economic environment in Brazil of rising interest rates, depreciation of the Brazilian real and the implementation of a fiscal adjustment plan that remains uncertain has led to economic uncertainty. While tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases. Higher interest rates may increase our funding costs and affect our ability to finance operations and invest in growth opportunities. The depreciation of the Brazilian real could lead to higher operational expenses, especially if we rely on imported goods or services priced in foreign currencies.

Inflation and the Brazilian government’s measures to curb it, principally the Central Bank’s monetary policy, have had and may again have significant effects on the Brazilian economy and us. Economic uncertainty and heightened volatility in the Brazilian capital markets in connection with such monetary policies could materially adversely affect our results of operations and financial condition and, consequently, the price of Class A common shares.
Exchange rate volatility may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
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
In 2021, the real depreciated against the U.S. dollar compared to 2020 and the U.S. dollar selling rate was R$5.5805 per US$1.00 as of December 31, 2021, as reported by the Central Bank. In 2022 and 2023, the real appreciated against the U.S. dollar and, as of December 31, 2022 and 2023, the U.S. dollar selling rate was R$5.2177 per US$1.00 and R$4.8413 per US$1.00, respectively. In 2024, the real depreciated against the U.S. and, as of December 31, 2024, the U.S. dollar selling rate was R$6.1923 per US$1.00. As of March 31, 2025, the U.S. dollar selling rate was R$5.7422 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.
A depreciation of the real relative to the U.S. dollar could further exacerbate already intense create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, continue to increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets and it would also reduce the U.S. dollar value of our results. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
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
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our Class A common shares.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of Brazilian companies may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, the ongoing war in Ukraine along with the armed conflict in the Middle East and their impact on the global economy and international relations, increased unemployment, reduced income and asset values in many areas, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

In the United States, economic and political uncertainty and potential increases in interest rates may also create uncertainty in the Brazilian economy. The outcome of the U.S. presidential and congressional elections in November 2024 and the initial measures of the new administration enhanced economic and geopolitical uncertainty globally. The potential increase of tariffs on imports by the U.S. government, as announced by the new administration, could result in trade disputes and cause the disruption of supply chains. These developments, the ongoing war between Ukraine and Russia, conflicts in the Middle East and tensions with China may materially adversely affect our business and the price of our Class A common shares.
Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.
Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on indebtedness issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors. Downgrades in Brazil’s credit rating can lead to downgrades in our credit rating and increase the cost of our indebtedness as investors may require a higher rate of return to compensate a perception of increased risk.
In June 2021 and in June 2022, Standard & Poor’s reaffirmed its rating at BB- with a stable outlook. In June 2023, Standard & Poor’s adjusted its outlook to positive and, in December 2023, Standard & Poor’s upgraded Brazil’s credit rating from BB- to BB with a stable outlook. In May 2021 and July 2022, Fitch reaffirmed its credit rating at BB- with a negative outlook. In June 2023, Fitch upgraded Brazil’s credit rating to BB with a stable outlook, which was affirmed in July 2024. From April 2018 until October 2024, Moody’s has maintained Brazil’s credit rating at Ba2 with a stable outlook. In October 2024, Moody’s upgraded Brazil’s sovereign rating from Ba2 to Ba1 with a positive outlook.
Nonetheless, any future downgrade of Brazil’s credit rating could negatively impact the trading price of our Class A common shares. Similarly, downgrades of major Brazilian companies could worsen the economic conditions in Brazil, particularly for companies reliant on foreign investment, potentially having a material adverse effect on our business, financial condition, results of operations, and the price of our Class A common shares.
In addition, Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the political uncertainty, among other factors, could lead to ratings downgrades. Any downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.
Risks Relating to Our Business and Industry
If we cannot keep pace with rapid technological developments to provide new and innovative products and services, and address the rapidly evolving market for transactions on mobile devices, the use of our products and services and, consequently, our revenues could decline.
Rapid, significant and disruptive technological changes continue to impact the industries in which we operate, including developments in payment card tokenization, mobile payments, social commerce (i.e., e-commerce through social networks), authentication, virtual currencies, distributed ledger or blockchain technologies, near field communication and other proximity or contactless payment methods, virtual reality, machine learning and artificial intelligence, or AI.
For instance, mobile devices are increasingly used for e-commerce transactions and payments. A significant and growing portion of our customers access our platforms through mobile devices, including for regular online shopping as well as for in-person transactions. In the year ended December 31, 2024, approximately 82% of our customers accessed our platforms through mobile devices, compared to approximately 83% in the year ended December 31, 2023. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. Different mobile devices and platforms use a wide variety of technical and other configurations, which increase the challenges involved in providing payments in the mobile environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. We cannot guarantee that we will be able to continue to meet customer expectations in the mobile environment or increase our volume of mobile transactions.

We cannot predict the effects of technological changes on our business. In addition to our own initiatives and innovations, we rely in part on third parties for the development of and access to new technologies. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require substantial expenditures, take considerable time, and ultimately may not be successful. In addition, our ability to adopt new products and services and develop new technologies may be inhibited by industry-wide standards, payment networks, changes to laws and regulations, resistance to change from consumers or merchants, third-party intellectual property rights, or other factors. Our success will depend on our ability to develop and incorporate new technologies, address the challenges posed by the rapidly evolving market for mobile transactions through our platforms and adapt to technological changes and evolving industry standards; if we are unable to do so in a timely or cost-effective manner, our business could be harmed and our revenues could decline.
Interruption or failure of our computer and information technology systems could impair our operations, which could damage our reputation and harm our results of operations.
Our success and ability to process payments and provide high quality customer service depend on the efficient and uninterrupted operation of our computer and information technology systems. Any failure of our computer and information technology systems to operate effectively or to integrate with other systems, performance inadequacy or breach in security may cause interruptions in the availability of our sites, delays in product fulfillment and reduced efficiency of our operations. Any failures, problems or security breaches may mean that fewer customers may be willing to purchase the products we offer in the future. Factors that could occur and significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures, sabotage, vandalism, terrorist attacks and similar events, software errors, computer viruses, worms, physical or electronic break-ins and similar disruptions from unauthorized tampering with our computer systems and data centers; in addition, security breaches related to the storage and transmission of proprietary information or customer information, such as credit card numbers or other personal information. Also, if too many customers access our sites within a short period of time due to any reason, we have experienced in the past and may in the future experience system interruptions that make our sites unavailable or prevent us from efficiently completing payment transactions, which may reduce the attractiveness of our products and services. We cannot assure you that the aforementioned events will not occur. While we have backup systems and contingency plans for certain aspects of our operations and business processes, our planning does not account for all possible scenarios.
Specifically, we have entered into IT services agreements with Scala Data Centers S.A., or Scala, and Amazon Web Services, Inc., or AWS, which are focused on IT infrastructure managed services and cloud computing, respectively. Failure by IT services providers to adequately keep our sites operational, including any prolonged or unscheduled service disruption that affects our customers’ ability to utilize our sites, could result in the loss of sales and customers and increased costs, which could materially adversely affect our reputation and results of operations. In addition, we rely in part on external IT services providers to advise us of any security breaches. If any of those providers do not provide us with notice on a timely basis, our reputation and results of operations may be harmed. We may not be able to timely replace our external IT services providers, or find a replacement on a cost-efficient basis, in the event of disruptions, failures to provide services or other issues that may harm our business. For more information on our agreement with DigitalServices, see “Item 7B. Related Party Transactions.”
Any disruptions or service interruptions that affect our sites could damage our reputation, require us to spend significant capital and other resources and expose us to a risk of loss or litigation and liability. Some of our agreements with third-party service providers do not require those providers to indemnify us for losses resulting from any disruption in service. Any of the above disruptions could seriously harm our results of operation.

Our business is subject to cyberattacks, in addition to security (including cybersecurity) and privacy breaches.
Our business involves the collection, storage, processing, and transmission of customers’ personal data, including financial information and keeping other critical client information in our database, which may be the subject of cyberattacks by individuals seeking unauthorized access to such information for misuse. As such, failures to protect our clients’ personal data, as well as nonconformance with the applicable legislation, may give rise to additional costs and adversely affect our image and reputation. In addition, a significant number of our customers authorize us to bill their payment card or bank accounts directly for all transaction and other fees charged by us. We have built our reputation on the premise that our platform offers customers a secure way to make payments. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure.
Cyberattacks have become increasingly sophisticated and diffuse. As the techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, it may be difficult to detect them quickly and they are often not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing user names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Although we have developed systems and processes that are designed to protect our data and customer data and to prevent data loss and other security breaches, and expect to continue to spend significant additional resources to bolster these protections, these security measures cannot provide absolute security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. Our security measures may also be breached due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Any actual or perceived breach of our security or cybersecurity could interrupt our operations; result in our systems or services being unavailable; result in improper disclosure of data or unauthorized access to such data, including clients’ personal data for misuse; materially harm our reputation and brand; result in noncompliance with applicable legislation and, consequently, cause significant legal and financial exposure; lead to loss of customer confidence in, or decreased use of, our products and services; and adversely affect our business and results of operations. In addition, any breaches of network or data security at our customers, partners or vendors (including data center and cloud computing providers) could have similar negative effects. Actual or perceived vulnerabilities or data breaches may lead to judicial or administrative claims against us.
In 2021, we experienced a cyberattack that targeted one of our subsidiaries, Wirecard Brazil Instituição de Pagamento S.A. (formerly Wirecard Brazil S.A. and currently MOIP), which we acquired in October 2020. The incident occurred between September 25, 2021 and September 29, 2021, during which the hackers demanded that specified payments be made to prevent the public disclosure or sale of the targeted data that was compromised, which included personal profile information of MOIP customers. At the time of the cyberattack, MOIP had a distinct and separate IT server and operating environment from the rest of our IT platform and systems, and therefore none of our databases, customer information or systems were subject or comprised during the incident, or formed part of the compromised data, beyond those independently within the MOIP IT environment. We promptly followed the requirements of applicable Brazilian law, including the filing of a formal report with the Brazilian Data Protection Authority (Autoridade Nacional de Proteção de Dados Pessoais), or the ANPD, and the Central Bank on October 7, 2021, followed by delivery of further requested information to the ANPD on January 5, 2022 and April 8, 2022. In February 2024, the matter was closed by the ANPD. Our review of the incident did not identify evidence of unauthorized access to sensitive information, such as passwords or credit card details, and our information technology systems (including the MOIP IT environment) were operating normally. For more information, see “Item 4B. Business Overview—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”

In addition, under card rules and our contracts with our card processors, if there is a breach of card information that we store, we could be liable to the payment card issuers for their cost of issuing new cards and related expenses. We also expect to spend significant additional resources to protect against security or privacy breaches, and may be required to address problems caused by breaches. Additionally, while we maintain insurance policies, we do not maintain significant insurance policies specifically for cyberattacks and our current insurance policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these insurance policies, which may materially adversely affect our business and results of operations.
Since the COVID-19 pandemic, our remote work practices have expanded and, as a result, the risks related to cybersecurity failures in our internal systems have also risen. As such, interruptions or flaws in our information technology systems, such as in our telework systems, accounting calculations and billing, caused by accidents, natural disasters, power outage, malfunctions or malicious acts may impact our corporate, commercial or operational activities, which could adversely affect our business and results of operations, as well as our reputation and market reliability.
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
As data privacy and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy and cybersecurity issues have become the subject of increasing legislative and regulatory focus. A marked increase in scrutiny from the SEC regarding the adequacy of risk disclosures related to cybersecurity and data privacy significantly enhances the likelihood of inquiries into the Company’s cybersecurity practices and the accuracy of its related disclosures. Preparing for and addressing any such investigations could result in substantial distractions for the Company’s management and the diversion of essential resources from its core operations. For more information, see “Item 16K. Cybersecurity.”
We are subject to risks associated with noncompliance with the LPGD and may be adversely affected by the imposition of fines and other types of penalties.
In 2018, the LGPD was enacted to govern the practices related to the use of personal data in Brazil. The LGPD provides a specific legal framework to be observed in personal data processing operations by Brazilian companies. Among other provisions, it establishes the rights of data subjects, the legal bases applicable to the processing of personal data, the requirements for obtaining consent on the use of such data, when applicable, the obligations and requirements relating to security incidents and leaks and data transfers, as well as the authorization for the creation of the ANPD, which is the entity responsible for regulating and supervising the application of the LGPD and other data protection laws as well as imposing sanctions in the event of noncompliance with the legal rules and obligations.
The LGPD is new and its implementation as well as enforcement by the ANPD is uncertain. In addition, the LGPD provides limited guidance on its interpretation, which could result in the establishment of contradictory jurisprudence by courts. If we are unable to comply with the LGPD, we may be required to indemnify users affected by violations of their rights as data subjects and be subject to administrative sanctions, warnings and penalties imposed by the ANPD. Fines under the LGPD may be equal to up to 2% of our gross sales, or the gross sales of our economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50.0 million per violation. In addition, we may be held liable for individual or collective material moral damages caused by our failure to meet any of the obligations set forth by the LGPD and may be required to compensate those individuals for such violations. Any failure to comply with the LGPD, regulatory requirements or orders or other applicable privacy or consumer protection-related laws and regulations, our business, reputation and results of operations could be materially adversely affected. For more information on the LGPD and applicable data protection laws, see “Item 4B. Business Overview—Regulation of the Payments and Banking Industries in Brazil—Rules on E-Commerce, Data Protection, Consumer Protection, Banking Secrecy and Taxes—Data Protection.”

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
Our business depends on a strong and trusted brand, and any failure to maintain, protect and enhance our brand would harm our business and results of operations.
We have developed a strong and trusted brand, highly linked to the reputation and public image of UOL, our controlling shareholder, which has contributed significantly to the success of our business. Our brand is predicated on the idea that sellers and buyers will trust us and find value in building and growing their businesses with our products and services. Maintaining, protecting and enhancing our brand are critical to expanding our base of sellers, buyers and other third-party partners, as well as increasing engagement with our products and services. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure products and services. Any negative publicity about our industry, our company or UOL, our controlling shareholder, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve seller and buyer complaints, our privacy and security practices, litigation, regulatory activity, the experience of sellers and buyers with our products or services, and changes in the public opinion of UOL, could harm our reputation and the confidence in and use of our products and services. Any damage to our brand can arise from many sources, including failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers or other counterparties. We also cannot assure you that members of our management, our employees and persons acting on their behalf will comply at all times with our internal policies and that our internal procedures will effectively monitor and identify misbehavior, which may adversely affect our reputation. If we do not successfully maintain a strong and trusted brand, our business and results of operations could be materially adversely affected.
Our business is subject to extensive government regulation and oversight and our status under these regulations may change. Violation of or non-compliance with present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.
The Central Bank authorized PagSeguro Brazil and MOIP to operate as payment institutions, and it authorized BancoSeguro to operate as a financial institution and foreign exchange operator. Both PagSeguro Brazil and MOIP are licensed by the Central Bank as payment institutions (i) issuers of electronic currency and (ii) acquirers. PagSeguro Brazil’s authorization to operate under such categories was issued by the Central Bank on October 17, 2018 and, on March 18, 2019, PagSeguro Brazil was authorized by the Central Bank to operate as a payment institution issuer of post-paid instruments (such as credit cards) within third-party payment schemes. Since December 1, 2024, PagSeguro Brazil has been qualified and authorized to provide payment initiation services within the Pix arrangement and in the context of open finance. Currently, our digital payments activity performed by PagSeguro Brazil and MOIP as payment scheme owners is exempt from authorization. In March 2023, the Central Bank authorized PagInvest to operate as a securities broker-dealer (corretora de títulos e valores mobiliários). In October 2023, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, also authorized PagInvest to provide custody services. Our investment related activities in the securities market, currently conducted by BancoSeguro through our investment platform, is gradually transitioning to PagInvest.

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
In addition, early payment of receivables is part of our activities. Law No. 12,865/2013 prohibits payment institutions such as PagSeguro Brazil and MOIP from performing activities that are limited to financial institutions. There is some debate under Brazilian law as to whether providing early payment of receivables to merchants could be characterized as “lending,” which is an activity that is limited to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered as “interest,” in which case the limits set by the Brazilian Usury Law would apply to these rates. In this context, in 2015, the Central Bank Office of Legal Counsel (Procuradoria-Geral do Banco Central), or PGBC, issued a legal opinion in which it concluded that: (i) advances of trade receivables (credit card receivables backed by executed and paid transactions) to merchants relates to the early payment of an obligation and should not be confused with activities of financial institutions; and (ii) discount rates applicable to this prepayment mechanism are subject to the limits set forth in the Brazilian Usury Law. In December 2023, this legal opinion was partially revised as the PGBC concluded that the limitations set out in the Brazilian Usury Law should not apply to receivables advances carried out by authorized payment institutions, such as PagSeguro Brazil and MOIP.
On June 28, 2024, the Brazilian Usury Law was amended by Law No. 14,905/2024, pursuant to which the usury limitations no longer apply to certain transactions, including, among others, advances of card receivables carried out by financial institutions and other institutions authorized to operate by the Central Bank or otherwise contracted between legal entities. However, if new laws are enacted or the courts’ interpretation of this activity change, either preventing us from providing early payments of receivables to merchants or limiting the fees we usually charge, our financial performance could be negatively affected. For further information regarding these regulatory matters, see “Item 4B. Business Overview—Regulation of the Payments and Banking Industries in Brazil.”
BancoSeguro is licensed in Brazil as a multi-purpose bank, with commercial and investment banking portfolios, as well as is licensed by the Central Bank to operate in the foreign exchange market. As a financial institution, BancoSeguro is subject to Law No. 4,595/1964 and the rules issued by the CMN and the Central Bank. Brazilian financial institutions are subject to extensive government regulations, including those relating to: (i) minimum capital requirements; (ii) compulsory deposits/reserve requirements; (iii) investment requirements in fixed assets; (iv) lending limits and other credit restrictions; (v) accounting and statistical requirements; (vi) price and salary controls; and (vii) tax policy and regulation. Additionally, within the scope of its investment banking portfolio, BancoSeguro, through our investment platform, acts as dealer of securities (currently, third party investment funds) and intermediary in securities markets. Accordingly, BancoSeguro is regulated and supervised by the CVM, in accordance with Law No. 6,385/1976 and the rules issued by the CVM and by BSM Supervisão de Mercados (the self-regulatory division of the Brazilian stock exchange, the B3).
Brazilian payment institutions and financial institutions have no control over government regulations applicable to their activities. Any changes in those regulations could adversely affect the operations and financial results of BancoSeguro, MOIP, PagSeguro Brazil and PagInvest.
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
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Cayman Islands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations. For example, Brazilian Law No. 11,196 of 2005 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. On the other hand, if taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to customers, our financial condition, results of operations and cash flows could be harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto sobre Serviços), or ISS. Any increases in ISS rates would also harm our profitability.
In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws to cover budgetary shortfalls resulting from the economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Some tax rules related to the collection, ancillary obligations or changes in the applicable tax rates in Brazil may be amended by the authorities without prior notice or a transition period for implementation. We may not be aware at all times of all such changes that affect our business and we may therefore inadvertently fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments, penalties and interests for the Company. We are defendants in tax proceedings relating to differences of interpretation between us and the Brazilian tax authorities regarding tax laws and regulations. For further information, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax and Social Security Proceedings.”
In March 2025, the Brazilian government presented a bill of law (PL 1,087/2025) proposing certain changes to income tax. Amongst the changes, such bill of law would impose a 10% withhold tax on dividends paid to non-resident shareholders starting from January 2026. The bill of law is preliminary, is subject to voting by the Brazilian Congress and, therefore, it may be revised. In addition, the Brazilian government has indicated that it is studying a tax reform related to corporate income tax.

Furthermore, the Brazilian Congress passed a tax reform on consumption in December 2024 that will introduce, once implemented, a dual value-added tax, or VAT, system consisting of a Tax on Goods and Services (Imposto sobre Bens e Serviços), or IBS, and a Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or CBS. There are ongoing discussions about the tax reform and it will be implemented over a transitional period of eight years, beginning in 2026. The implementation and the effects of the tax reform remain unclear, and the tax reform may affect our business and financial results. For more information on the tax reform, see “Item 4B. Business Overview—Regulation of the Payments and Banking Industries in Brazil—Rules on E-Commerce, Data Protection, Consumer Protection, Banking Secrecy and Taxes.”
We are subject to tax laws and regulations that may be interpreted differently by tax authorities, judicial or administrative courts and us. The application of indirect taxes, such as sales and use tax, VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and to collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.
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
We compete in markets characterized by vigorous competition, changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. We compete with existing providers of digital payment solutions, in-person payments via POS, free digital accounts, prepaid, debit, credit cards, loans, insurance distribution and acquiring activities. In the online digital payments market, we compete primarily with international online payment services and regional players. In the POS payments market, we compete primarily with international players and regional players. As is the case with the digital payments industry in general, we also compete with other means of payment, both digital and traditional, including cash, checks, Pix (a 24/7 instant payment platform managed by the Brazilian government), money orders and electronic bank deposits.

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
We have significant working capital requirements, primarily driven by payment terms agreed with our merchant clients and the extended payment terms that they offer to their customers. In our acquiring business, differences between the date when we pay our merchant clients and the date when we receive payments from card issuers may harm our liquidity and our cash flows. We expect our working capital needs to increase as our total transaction business increases. In order to finance our working capital needs, we have recently been entering into financing arrangements that decrease how long it takes us to collect our accounts receivable, and to increase how long we have to pay our accounts payable. In addition, we also use our full banking license to offer Certificates of Deposit (Certificados de Depósito Bancário), or CDs, through BancoSeguro primarily to fund our credit portfolio. We believe these financing arrangements and BancoSeguro’s CDs allow us to gain access to capital faster and more cheaply than we would otherwise be able to. There can be no assurance that these types of financing arrangements will continue to be available to us on acceptable terms, or at all. Additionally, we may be unable to access financing in the credit and capital markets at reasonable rates to fund our operations and, accordingly, our profitability and total transaction business could decline significantly. We may also face liquidity constraints or financial stress in connection with outstanding CDs in the face of adverse macroeconomic conditions and threats to the international financial system, such as those following the Silicon Valley Bank closure and the distressed sale of Credit Suisse to UBS in March 2023. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our sites, which may harm our business, financial condition and results of operations.

We may offer new financial products and use new technologies that may have a negative impact on our liquidity by increasing our costs and risks associated with government regulation and investment in new technology.
We may offer new financial products under BancoSeguro. The arrival of new financial products could have a variety of consequences for us. New financial products and technologies may increase our costs and risks associated with governmental regulation and investments in new technology. The costs of compliance with regulation and upgrading our infrastructure and technology to provide financial services could be significant. For example, we offer services that allow our customers to buy, hold and sell quotas for investment funds in cryptocurrencies, which are managed by third parties. Through our investment platform (the digital fund distribution platform available and used by our customers), our customers can invest in digital currencies through a new cryptocurrency investment fund. Any failure our partners in maintaining the necessary controls or managing cryptocurrency assets and funds appropriately, including maintaining compliance with applicable regulatory requirements and addressing any cybersecurity considerations, could result in potential losses of cryptocurrencies, reputational harm, regulatory enforcement actions, significant financial losses, result in customers opting to discontinue or reduce their use of our and our partners’ products, or result in significant penalties, fines or additional restrictions, which could cause an adverse impact on our business, operating results or financial condition. The significant regulatory uncertainty regarding cryptocurrency assets and cryptocurrency trading platforms, including in Brazilian markets, may restrict, limit or regulate in an excessive or burdensome manner the investments made in cryptocurrency assets or prohibit the use of such assets in the market (including any related transactions in different jurisdictions), which could adversely affect our activities, the manner in which we currently conduct some aspects of our business and, as a result, our financial condition or results of operations. In Brazil, an initial set of rules from the Central Bank on virtual asset services is still in public consultation. For further information on these regulatory matters, see “Item 4B. Business Overview—Regulation of the Payments and Banking Industries in Brazil.” Consequently, we are subject to potential litigation from clients who may experience impacts on their investments in cryptocurrency due to market volatility or as a result of operational failures, including from the uncertain regulatory landscape.
We rely on third parties and UOL, our largest shareholder, and its subsidiaries in many key aspects of our business, which creates additional risk.
We rely on third parties in many key aspects of our business, including, among others:
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
The third parties that we rely on to process transactions may fail or refuse to process transactions adequately. Any of the third parties we use may breach their agreements with us, refuse to renew these agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competing services. Financial or regulatory issues, labor issues, or other problems that prevent these third parties from providing services to us or our customers could harm our business. If our service providers do not perform satisfactorily, we may not be able to timely replace these third parties, or find a replacement on a cost-efficient basis, and our operations could be disrupted, which could result in customer dissatisfaction, damage our reputation, and harm our business.
We rely on UOL, our largest shareholder, and its subsidiaries for key several business services, particularly: telecommunications services, infrastructure, corporate, litigation and back-office services. UOL and its subsidiaries also provide us with advertising and media space and resell cloud services to us. For further details of these services, see “Item 7B. Related Party Transactions.”

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
Increases in interest rates may harm our business, financial results and results of operations.
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
Following significant decreases in Brazilian and global interest rates from the start of the COVID-19 pandemic, in March 2021, the Central Bank began increasing the SELIC rate (the reference interest rate for the Brazilian economy), which was 2% p.a. at the beginning of 2021, and reached 13.75% p.a. in December 2022. This increase resulted in a significant reduction in our margin, and in October 2021, we decided to raise the prices we charge our merchants, mainly affecting merchants who were benefiting from promotional prices. Implementing these price increases has been done over a period of time and were intended to offset a portion of the resulting cost increases such that we maintain a rate of customer churn close to our historical levels. Following improved inflation rates observed in Brazil in mid-2023, after remaining steady at 13.75% p.a. between August 2022 and August 2023, the Central Bank reduced the interest rate by 0.50% p.p. in August 2023, followed by four additional reductions of the same magnitude between September 2023 and January 2024. The Central Bank ended the interest rate cut cycle with an additional 0.25% in May 2024. The SELIC rate remained at the same rate between June and July 2024. In September 2024, the interest rate cycle began to rise, starting with a 0.25% increase, followed by a 0.50% increase in November 2024, and accelerating to 1% increase in December 2024 and January 2025, in each month. Market uncertainty about the inflation and interest rate levels in Brazil remains. Any increases in the Brazilian interest rate levels in addition to other factors could lead us to implement further price increases similarly to what we have done in the past, which may cause an adverse effect on our business or financial results.
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
If we underestimate demand for a particular product, our contract manufacturers and suppliers may not be able to deliver enough product to meet our requirements, and we may experience a shortage of that product available for sale or distribution. The shortage of a popular product could seriously harm our brand, our seller relationships, the acquisition of additional sellers and our total transaction business. Conversely, if we overestimate demand for a particular product, we may have excess inventory for that product and the excess inventory may become obsolete or out of date. Inventory levels in excess of demand may lead us to write down or write off the inventory or sell excess inventory at further discounted prices, which could harm our profit and our business.
Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business and financial results.
Some of the key components used to manufacture our POS devices, such as the chip and pin reader, come from limited sources of supply. While we currently have commercial relationships with three different manufacturers that provide our POS devices, we depend on PAX BR Comércio de Equipamentos de Informática Ltda., or PAX Brazil, as it manufacturers, tests and assembles a significant portion of our POS devices.
We have entered into agreements for the supply of our POS devices with PAX Brazil, Cal-Comp Indústria e Comércio de Eletrônicos e Informática Ltda., or Cal-Comp Brazil, and Gertec Brasil Ltda., or Gertec, or with their representatives in Brazil. The agreements set forth the types of POS devices to be sold by each manufacturer to us and the standard terms and conditions governing this supply of POS devices. Consideration payable to PAX Brazil, Cal-Comp and Gertec is determined by the number of POS devices ordered by us.

In October 2021, media reports disclosed an investigation by U.S. authorities into the activities of PAX Technology, Inc., or Pax Technology. We currently do not have direct commercial arrangements with PAX Technology, but rather we purchase the POS device hardware – not software – from representatives of PAX Technology and its affiliates in Brazil that buy the components from PAX Technology and its affiliates and resell to us. Different from other companies in the sector, we (as an acquirer) develop and install the software on the POS devices that we source from third-party suppliers in order to provide us with greater control over related data and security features of our services using POS devices, and we do not exchange any information regarding our customers, merchants or transactions with other third-party suppliers. We understand that the PAX Technology investigation was concluded. If any of our POS devices’ suppliers, service providers or business partners are investigated, the global market for POS devices and related components could be adversely affected, which in turn could have a negative effect on our business, reputation or financial results.
The agreements for the components used to manufacture our POS devices are entered into directly by the manufacturer of our POS devices and each supplier, and we do not have agreements with these suppliers. We do not engage or participate in the negotiation of these agreements and we do not enter into agreements with the suppliers of our manufacturers. As a result of our reliance on our POS device manufacturers, we are exposed to the risk of shortages and delays in the supply of the components they require to manufacture our POS devices. If our manufacturers cannot find alternative sources of supply, we could be subject to shortages or delivery delays or other issues (such as the delay in the assembly of the POS devices), and as a result our business operations or financial results could be adversely affected.
A number of other supply-chain risks, including strikes or shutdowns, or loss of or damage to our POS devices while in transit or in storage, could limit the supply of our POS devices. Any interruption or delay in component supply, any increases in component costs, or the inability of our manufacturers to obtain the necessary parts or components from alternate supply sources at acceptable prices or in a timely manner (including difficulties in fulfilling obligations in connection with the warranties we provide for our POS devices) could undermine our ability to provide our POS devices or other services to our merchants. This could damage our relationships with our clients, prevent us from acquiring new clients, and adversely affect our reputation in the market, which may cause an adverse effect on our business operations or financial results.
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
In addition, we could lose the right to accept credit cards or could be required to pay fines if credit card schemes, such as MasterCard or Visa, determine that users are using our platform to engage in illegal or “high risk” activities, or if users generate a large volume of chargebacks related to fraudulent transactions.
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
We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the SEC’s current rules, we have been required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls since 2018. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities. In addition, we may be required to spend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings, which could materially adversely affect our business and results of operations.
If we do not effectively and accurately meet our reporting obligations regarding nonfinancial information, including any climate-related information and ESG reporting that we provide publicly, our results of operations and our business may be adversely affected.
The global financial industry has seen a significant shift towards integrating ESG considerations into business operations, driven by increasing investor and regulatory focus, and we are subject to disclosure controls and procedures, particularly in areas of financial and nonfinancial reporting (including any climate-related and ESG reporting). We are subject to various regulations adopted by the Central Bank financial institutions’ products, services and activities, as well as those of their counterparties, controlled entities, suppliers and outsourced service providers. There are still uncertainties regarding the actions required to meet climate, environmental and social goals that pose a risk to our business. If we are unable to comply with applicable reporting obligation, our results of operations and reputation may be materially adversely affected. For more information on ESG regulations applicable to us, see “Item 4B. Business Overview—Regulation of the Payments and Banking Industries in Brazil.”
We may incur financial and reputational losses as a result of environmental and social risks.
We are subject to environmental and social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents which may result in regulatory penalties or sanctions. We can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and slavery), which could also expose us to further reputational risks.
In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Central Bank determines that banks must add social and environmental aspects within the scope of an integrated risk management framework, pursuant to Resolution No. 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses.

Moreover, we are exposed to the risk that our assessment that a product or service we provide, or an investment that we have made, is socially or environmentally responsible, will be challenged by customers, regulators or third parties. There has been increased investor and regulatory focus on ESG-related practices of financial institutions. A growing interest on the part of investors and regulators in ESG factors, and increased demand for, and scrutiny of, ESG-related disclosures by financial institutions, has likewise increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of our self-managed investment funds, or of our and our funds’ ESG efforts or initiatives. Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.
Climate change may have adverse effects on our business and financial condition.
Climate change related risks are gaining increasing social, regulatory, economic and political relevance, both in Brazil and internationally. We are subject to physical risks and transition risks relating to climate change. Physical climate risks are those that arise from changes in weather and climate that impact the economy, including rising global average temperatures, sea level rise and acute climate risks caused by natural disasters, including but not limited to floods, droughts, fires and hurricanes, such as the flood in the State of Rio Grande do Sul in Brazil in May 2024. Such disasters could adversely affect our, our clients’ and business partners’ operations. In addition, our facilities and operations may also suffer physical damages due to severe weather events which may represent increased operational costs. Transition climate risks are those that arise from the transition to a low-carbon economy. We expect that the market may face significant and rapid developments in terms of new technologies, policy, legal and regulatory demands capable of impacting our activities and the value of our assets.
Effects from both physical and transitional climate risks may also represent losses for our clients and business partners, affecting their profitability as well as their ability to fulfill their obligations. Those risks could also cause market volatility and negatively affect the trading price of Class A common shares. If we do not adequately identify and address the risks associated with climate change into our risk framework to appropriately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements and financial condition.
Our operating results are affected by decreases in GDP and consumer discretionary spending. Changes in macroeconomic conditions may reduce the volume and prices of transactions on our payments platforms and harm our growth strategies and business prospects and, accordingly, adversely affect the trading price of our Class A common shares.
Our results of operations are mainly affected by the macroeconomic conditions in Brazil and in the other countries in the region where we operate (Chile, Colombia, Mexico and Peru). Our results of operations are also affected by macroeconomic conditions globally. Our business and financial performance may be harmed by current and future economic conditions that cause a decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility, and recession.
At the end of 2020 and especially during the beginning of 2021, government stimulus packages, credit growth, and the gradual reopening of the retail and services industries allowed the economy to recover, particularly at the end of 2021 after a successful vaccination campaign against COVID-19, leading to GDP growth of 5.0% in 2021. In 2022, the GDP increased 2.9% primarily due to the services sector. In 2023, Brazil registered a 2.9% GDP growth, mainly driven by the agricultural sector. In 2024, Brazil registered a 3.4% GDP growth, mainly driven by services and household consumption. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Furthermore, geopolitical instability arising from conflicts, such as the recent conflict in the Middle East and the ongoing war in Ukraine, and the resulting imposition of sanctions, taxes or tariffs against Russia and its response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) as well as recently imposed tariffs by the U.S. government on products from other countries and their reactions to the tariffs could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Those events could have an adverse effect on our business and financial performance through increased worldwide inflation, greater compliance costs, higher volatility in foreign currency exchange rates, destabilized supply chains and further market disruptions, including cyberattacks targeting technologies that we rely on or the markets in which we or our customers operate.
The IMF in its January 2025 World Economic Outlook projected a 3.3% GDP global growth in 2025 and in 2026. In this recent study, the IMF indicated that, “medium-term risks to the baseline are tilted to the downside, while the near-term outlook is characterized by divergent risks. Upside risks could lift already-robust growth in the United States in the short run, whereas risks in other countries are on the downside amid elevated policy uncertainty.” Policy-driven disruptions to the disinflation process could stall the shift toward monetary easing, impacting fiscal sustainability and financial stability. Addressing these risks demands a careful policy approach to balance inflation and economic activity, rebuild buffers, and enhance medium-term growth through structural reforms and stronger multilateral cooperation.
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
We face risks related to compliance with export controls (which can apply to software and technology) and economic sanctions laws and regulations, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. Economic sanctions programs, if applicable, would restrict our dealings with certain sanctioned countries, territories, individuals and entities. Export controls restrict the export or transfer of certain goods, technology, and software to certain end-users or locations. Economic sanctions and export controls are complex, frequently changing, and often increase in number, and may impose incremental prohibitions, fines, restrictions on dealings with or involving additional countries, territories, individuals, entities or items or compliance obligations on our dealings in certain countries and territories or involving certain items. We may not be successful in ensuring compliance with limitations or restrictions on business with companies in any sanctioned countries and/or other sanctions targets, and we could potentially become targeted by sanctions as a result of such business even where such business was conducted in compliance with applicable laws and regulations. If we are found to be in violation of applicable sanctions or export controls laws or regulations or to have engaged in sanctionable conduct, we may face criminal or civil fines or other penalties, suffer reputational harm and our results of operations and financial condition may be adversely affected.
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
In addition to the direct costs of such losses, if they are related to credit card transactions and become excessive, they could result in us losing the right to accept credit cards for payment. Since credit cards are the most widely used method for our customers to pay for the products we sell, our business will be harmed if we are unable to accept credit cards.
Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.
We collect, store, process, and use certain personal information and other user data in our business. A significant risk associated with e-commerce and communications is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our users authorize us to bill their credit card as well as bank and payment accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. For example, in 2021, we experienced a cyberattack that targeted our subsidiary MOIP, which was disclosed to the ANPD and considered a closed matter in February 2024. For more information about that incident, see “—Our business is subject to cyberattacks, in addition to security (including cybersecurity) and privacy breaches.” We continue to monitor and review, on an ongoing basis, our information technology systems, policies and security in an effort to avoid or remedy weaknesses, vulnerabilities or deficiencies. For more information, see “Item 4B. Business Overview—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”

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
BancoSeguro, PagSeguro Brazil, MOIP and PagInvest may have insufficient capital to meet the capital requirements of the CMN and the Central Bank and other regulations.
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
Moreover, the Central Bank enacted a set of new rules applicable to payment institutions, increasing the capital and prudential requirements to which we are subject. This framework includes Central Bank Resolutions No. 198 of 2022, 199 of 2022, 200 of 2022, 201 of 2022 and 202 of 2022, all issued on March 11, 2022. and Resolution 436 of 2024, issued on November 28,2024. The new prudential requirements came into effect as of January 2025. We may be subject to stricter prudential requirements as a result of this new regulatory framework.
Under these rules, certain Brazilian operating entities in our Group structure composed of BancoSeguro, PagSeguro Brazil, MOIP and PagInvest, are classified as a Type 3 conglomerate within the S3 prudential segment, which is defined as a prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Central Bank subject to Law No. 4,595 of 1964. For additional information, see “Item 4B.—Business Overview—Regulation of the Payments and Banking Industries in Brazil—Developments in the Regulation of the Brazilian Banking and Payments Industries.”
If any of BancoSeguro, PagSeguro Brazil, MOIP or PagInvest are not able to comply with regulatory capital requirements, the Central Bank may impose sanctions, which could have a significant adverse effect on our operations and financial condition.
BancoSeguro’s, PagSeguro Brazil’s, MOIP’s and PagInvest’s businesses are highly regulated and changes in regulation may affect our results and the development of our activities.
We are subject to regulations applicable to financial institutions in Brazil, such as, but not limited to: restrictions on credit card; lending limits, earmarked lending and other credit restrictions; restrictions on remittances abroad and other exchange controls; limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge; and accounting and statistical requirements.
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
Brazil has a series of strict consumer protection laws, referred to together as the Brazilian Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or PROCONs, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or SENACON. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or TAC. Brazilian Public Prosecutors may also commence investigations of alleged violations of consumer rights, and the TAC mechanism is also available as a sanction in those proceedings. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutors may also file public civil actions against companies who violate consumer rights, seeking strict observation of the consumer protection laws and compensation for any damages to consumers.

As of December 31, 2024, we had approximately 26,329 active judicial proceedings and proceedings with PROCONs and small claims courts relating to consumer rights. Most of these proceedings are related to consumer allegations of non-delivery of products by merchants and requests for withdrawal of digital account balances that were blocked by PagSeguro because they were under investigation for fraud or undergoing claim resolution. To the extent consumers file such claims against us in the future, we may be required to pay fines for non-compliance that could have a negative impact on our results of operations.
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
We are defendants in a significant number of judicial proceedings, including indemnity, labor and tax proceedings. As of December 31, 2024, we have recorded R$43.8 million in provisions for current civil and labor proceedings and 71.1 million in provisions for non-current proceedings. We have not recorded any provisions with respect to our proceedings in which our chance of loss has been deemed possible. We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results.
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
We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to successfully integrate an acquired company, could harm our business.
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
We provide third-party developers with access to application programming interfaces, or APIS, software development kits and other tools designed to allow them to produce applications for use, with a particular focus on mobile applications. There can be no assurance that merchants or third-party developers will develop and maintain applications and services on our open platforms on a timely basis or at all. A number of factors could cause them to curtail or stop development for our platforms. In addition, our business is subject to many regulatory restrictions, and violations related to our developer platforms could negatively affect our operations and financial results.

We are a holding company and do not have any material assets other than the shares of our subsidiaries.
We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries, particularly PagSeguro Brazil, our Brazilian operating company. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares or Class B common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence as well as Brazil’s political and economic conditions may adversely affect us and the price of our Class A common shares,” “—Risks Relating to Our Class A Common Shares—We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on price appreciation of our Class A common shares in order to achieve a return on your investment” and “Item 10B. Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting our business operations and the trading price of our Class A common shares.
The COVID-19 pandemic and governmental responses thereto had a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.
Stock markets experienced significant volatility caused by investors’ reactions to the uncertainty related to the COVID-19 pandemic in the global economy and the recessionary effect. Stock markets indices around the globe dropped sharply from January 1, 2020, to March 31, 2020, and the trading price of our shares was also adversely affected.
Measures that may be taken by governmental authorities worldwide, including in Brazil, to stabilize markets and support economic growth in the event of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. These measures may have adverse macroeconomic effects and negatively influence the behavior of the consumer market and the population in general.
The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. Our net sales could be significantly reduced to the extent that an epidemic or pandemic harms the economy of Brazil or any other jurisdictions where we operate or may operate in the future. Our operations could also be severely disrupted if our customers, merchants or other participants are affected by such epidemics or pandemic. In addition, the effects of the outbreak may exacerbate the effects of the other risk factors disclosed in this section of this annual report, including potential effects on the price and performance of our Class A common shares.
Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.
Our historical loan loss experience may not be indicative of our future loan losses. The quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate. Thus, changes in our business, expansion of our loan portfolio to new sectors and clients with higher default risk may materially adversely affect the quality of our loan portfolio.
In addition, changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. We cannot guarantee that our assessment will result in fully sufficient provisions for the risks we are exposed to. If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected.
Default by other financial institutions may adversely affect the financial markets in general and us.
The safety and soundness of several financial institutions may be closely related as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies and stock exchanges with which we interact daily, including us.
If the Central Bank intervenes any other relevant Brazilian financial institution, we, together with other financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us.
We may incur losses associated with counterparty exposure risks.
We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including as a result of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance.
We face risks relating to liquidity of our capital resources.
Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any financial institution.
Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time.
In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition.

Internet regulation in Brazil is recent and still limited and several legal issues related to the internet are uncertain.
In 2014, Brazil enacted Law No. 12,965/2014, known as the Brazilian Civil Rights Framework for the Internet, setting forth principles, guarantees, rights and duties for the use of the internet in Brazil, including provisions about internet service provider liability, internet user privacy and internet neutrality. In May 2016, further regulations were passed in connection with the Brazilian Civil Rights Framework for the Internet. However, unlike in the United States, little case law exists around the Brazilian Civil Rights Framework for the Internet and existing jurisprudence has not been consistent. Brazil’s Supreme Federal Court (Supremo Tribunal Federal), or STF, is currently reviewing the constitutionality of a specific provision of Brazilian Civil Rights Framework for the Internet which establishes a liability regime for online platforms. If the STF rules that such legal provision is unconstitutional, online platforms operating in Brazil could face increased liability risks for user-generated content, even without prior judicial determination.
We may lose our competitiveness if we are unable to incorporate AI tools into our business operations and products.
In 2023, we began developing different initiatives involving the use of AI, which we believe will be beneficial to our business for the coming years. These AI initiatives include the development of new features to assist customers in solving issues, such as (i) allowing customers to send a picture of the problem they are having with their card machine and the AI program will make a determination on whether the machine needs to be replaced or not, and (ii) conducting an AI analysis of a customer’s service history and data available through open finance portals to offer better services to the customer. Additionally, AI may be used to help develop code, which would accelerate coding and automated testing.
AI is rapidly evolving and we cannot assure that we will be able to incorporate AI tools into our business operations and products in a timely manner. Integration of AI tools into our operations presents significant intellectual property challenges. Determining intellectual property for AI-generated content remains ambiguous, which may potentially lead to infringement claims. Using third-party AI tools raises concerns about the origin of data and algorithms, which may lead to intellectual property infringements that could inadvertently implicate us. AI tools might also unintentionally access or use copyrighted materials, heightening our exposure to intellectual property disputes. As AI tools continue to evolve, ensuring protection against intellectual property infringements becomes progressively more challenging. If we are unable to successfully and timely incorporate AI into our businesses and products, we may lose our competitiveness, which may materially adversely affect our financial condition and results of operations.
AI regulation is rapidly evolving and AI regulation in Brazil remains uncertain.
Regulation on AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. Technologies underlying AI and the use of AI are subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, which are evolving and are expected to be subject to enhanced scrutiny.
In Brazil, the most noteworthy AI regulation is bill of law No. 2.338/23, which was approved in the Brazilian Senate and is now under discussion in the House of Representatives. Bill of law No. 2.338/23 seeks to establish general national standards for the development, implementation, and responsible use of AI systems in Brazil, introducing potential compliance requirements, liability standards and certain usage restrictions. If enacted, bill of law No. 2.338/23 may impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems that could directly affect our operations.
Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes or result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our operating results, financial condition and financial prospects.

Risks Relating to Our Class A Common Shares
UOL, our largest shareholder, owns 100% of our outstanding Class B common shares, which represent approximately 86.84% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.
Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. UOL controls our company and holds all of our outstanding Class B common shares, representing 36.77% of our issued share capital. As of December 31, 2024, UOL also held 727,354 of our outstanding Class A common shares. Because of the ten-to-one voting ratio between our Class B common shares and Class A common shares, these Class B common shares give UOL approximately 86.84% of the voting power of our issued share capital. UOL therefore controls the outcome of all decisions at our shareholders’ meetings, and is able to elect a majority of the members of our board of directors. It is also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. UOL’s decisions on these matters may be contrary to your expectations or preferences, and it may take actions that could be contrary to your interests. It will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7A. Major Shareholders.”
If UOL sells or transfers any of its Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax-exempt organizations. The fact that any Class B common shares convert into Class A common shares if UOL sells or transfers them means that UOL will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it retains. If our Class B common shares at any time represent less than 10% of the combined voting power of our Class A common shares and Class B common shares together, however, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10B. Memorandum and Articles of Association.”
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
As of December 31, 2024, we have outstanding 209,148,916 Class A common shares (including treasury shares) and 120,459,508 Class B common shares. All Class B common shares are beneficially owned by UOL. Our shareholders or entities controlled by them or their permitted transferees are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.
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
We may issue additional equity securities to raise capital, make acquisitions, or for a variety of other purposes. Additional issuances of our shares may be made pursuant to the exercise or conversion of convertible debt securities, warrants, stock options or other equity incentive awards, which may occur pursuant to our LTIP-Goals. Any strategic partnership, issuance or placement of shares or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.
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
In 2017, certain major index providers announced changes to their eligibility criteria, excluding companies with multiple classes of common stock, such as ours, from certain indices. These changes included requirements related to voting rights and the treatment of multi-class structures. We cannot assure you that other index providers or market participants will not adopt similar policies in the future. Exclusion from key indices could reduce demand for our Class A common shares, limit liquidity, and make our shares less attractive to investors, which could adversely affect the market price of our class A common shares.
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the board of directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, which is generally defined with reference to the interests of its shareholders (both present and future) as a whole, which may differ from the interests of one or more of its individual shareholders. See “Item 10B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”
Furthermore, the Cayman Islands enacted the ESA in January 2019. We are required to comply with the ESA and related regulations and guidelines. As we are a Cayman Islands company, compliance obligations include assessing its operations to determine the required compliance (if any) with the ESA, filing an annual notification with the Cayman Islands Registrar of Companies disclosing whether we are carrying out any relevant activities within the meaning of the ESA and to the extent required under the ESA, the filing of an annual return with the Department of International Tax Co-Operation. Where applicable, we must establish that our operations satisfy the economic substance requirements of the ESA. We are required to monitor our operations to ensure they remain in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject us to penalties under the ESA.

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
Our Memorandum and Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to issue new shares in our company from time to time (including common shares and preferred shares) without action by our shareholders. These provisions could have the effect of depriving our shareholders of the opportunity to sell their Class A common shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions. See “Item 10B. Memorandum and Articles of Association—Anti-Takeover Provisions in our Memorandum and Articles of Association.”
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
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are not subject to Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information that is material to us and which we make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

PagSeguro Digital is a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from the Cayman Islands, rather than the corporate governance requirements of the NYSE.
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
•have a compensation committee and a nominating and corporate governance committee;
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
Although we do not expect to be a PFIC for U.S. federal income tax purposes, there can be no assurance that we will not be a PFIC for any taxable year, which could subject United States investors in our shares to significant adverse U.S. federal income tax consequences.
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
If we were classified as a PFIC, special adverse U.S. federal tax rules would generally apply to a United States Holder (as defined in “Item 10E. Taxation—U.S. Federal Income Tax Considerations”) that holds our Class A common shares. United States Holders are urged to consult their own tax advisors with respect to the potential tax consequences of the PFIC rules to their particular circumstances.
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
ITEM 4. INFORMATION ON THE COMPANY
4A. History and Development of the Company
PagSeguro Digital is an exempted company with limited liability incorporated under the laws of the Cayman Islands and our legal name is PagSeguro Digital Ltd. The company was created in 2006 under the brand PagSeguro, aiming to democratize the payments and access to financial services in Brazil mainly to small online sellers. We promoted innovative solutions for diverse audiences and we currently serve over 33.2 million clients. Our activities in Brazil began in 2006, and throughout its history, we have consolidated our role as an acquirer and card issuer, in addition to providing complete solutions for online and in person payments (through mobile devices and POS terminals) with the widest variety of payment methods, such as credit, debit and meal cards. We currently have the largest acceptance network in Brazil, with more than 6.3 million active merchants. Since our initial public offering, or IPO, in 2018, PagSeguro Digital has been a public company listed on the NYSE and regulated by the SEC with subsidiaries in Brazil and abroad, including companies regulated by the Central Bank. These companies are part of our prudential conglomerate and are licensed in Brazil as a financial institution (multiple bank and securities broker) and payment institution (issuer of electronic currency, issuer of credit cards, acquirer and payment initiation services provider), having partnerships with the principal brands of credit cards.
Our principal executive office is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and our telephone number is +55 (11) 3914-9524. Our investor relations office can be reached at +55 (11) 3914-9524. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Our internet address is www.pagseguro.uol.com.br. On occasion, we may use our website as a channel of distribution of material company information. Financial and other material information regarding us is routinely posted on and accessible at https://investors.pagbank.com/. Information provided on our website is not part of this annual report and is not incorporated by reference herein.
In 2019, the company officially launched its digital banking operation, expanding democratization and financial inclusion beyond payments solutions, with three main objectives: (1) reduce financial expenses by diversifying funding sources through deposit growth, (2) reduce merchant churn by increasing the penetration of digital account services and (3) diversify revenue streams beyond merchant discount rates and the prepayment of credit card receivables. As of December 31, 2024, we had 8,595 employees. Even with an extremely lean corporate structure compared to other financial institutions, one of our main characteristics is our focus on innovation, creation of scalable products and widespread financial inclusion. With headquarters in the city of São Paulo and operations in all Brazilian States across more than 5,500 cities, our main mission is to develop disruptive products aimed at democratizing financial services in Brazil, offering sellers and consumers a complete digital ecosystem that is simple, mobile-first, safe and affordable.

PagSeguro Digital’s clients are companies of all types and sizes — from individual entrepreneurs, micro-merchants and small businesses such as street vendors and beauty salons, to medium-sized companies in retail and other sectors – as well as digital account clients. PagSeguro Digital also has a growing presence in the business-to-business trade segment and offers specific products for beauty care professionals, self-employed professionals, individual micro entrepreneurs, or MEI, chauffeurs and taxi drivers, lawyers, physicians and dentists, commerce and brick-and-mortar stores, restaurants, bars, and snack bars.
Since its founding, PagSeguro Digital has followed initiatives for the development of an environment that is open to competition in the financial and digital means of payment sectors. That is why the company is a member of several industry associations, such as the Brazilian Internet Association (Associação Brasileira de Internet), or ABRANET, ABECS, the Brazilian Association of Banks (Associação Brasileira de Bancos), or ABBC, and ANBIMA.
Overview
We are a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies, or SMEs, in Brazil. Among our peers, we are the only financial technology provider in Brazil which business model covers all of the following six pillars:
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
Our end-to-end digital ecosystem enables our merchants not only to accept payments, but also to grow and manage their businesses. Before PagSeguro, many of these individual entrepreneurs and SMEs were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil. We offer safe, affordable, simple, mobile-first solutions for merchants to accept payments and manage their cash through their free PagBank digital accounts, without the need for a bank account. Our digital banking ecosystem features our free PagBank digital account, under the brand PagBank, and offers 51 payment methods and 15 cash-out options including bill payments, top up prepaid mobile phone, several partnerships available in PagBank app such as Uber, iFood, Play Station, Xbox, among others, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services. Our free PagBank digital account serves both consumers and merchants.
Acquisitions and Changes to Our Organizational Structure
In 2021 we conducted a corporate reorganization that was submitted and approved by the Central Bank pursuant to which certain subsidiaries of PagSeguro Brazil were spun off from PagSeguro Brazil and, since then, they have been controlled by PagSeguro Digital’s direct subsidiary PagSeg. In connection with the corporate reorganization:
•In October 2022, Pag Participações divested its entire shareholding in Boletoflex Tecnologia e Serviços S.A., or Boletoflex to the remaining shareholders of Boletoflex, thereby excluding this entity from the PagBank Group;
•In December 2022, PagSeguro Biva Correspondente Bancário Ltda. was dissolved upon its incorporation by Biva Serviços; and
•In May, 2022, BS Holding Financeira Ltda., or BS Holding, incorporated PagInvest, which is organized in Brazil and provides financial services related to financial market.

In 2023, we conducted additional corporate transactions, as outlined below:
•In July 2023, PagSeguro Brazil acquired 90% of the shares of NetPOS, in addition to the 10% it had previously acquired, and it therefore reached 100% of the share capital of NetPOS; and
•In July 2023, RegistraSeguro S.A. was merged into PagSeguro Brazil.
In 2024, we conducted the following corporate transaction:
•In June 2024, PagSeguro set up the Fundo de Investimento em Direitos Creditórios – PagBank Multiadquirência – Responsabilidade Limitada, or FIDM. The objective of this fund is to anticipate third-party assignments in accordance with market operations.
In 2025 until the date of this annual report, we conducted the following corporate transactions:
•In January 2025, Yamí Software & Inovação Ltda. was merged into Pag Participações; and
•In March 2025, Zygo Serviços de Tecnologia S.A. was merged into Pag Participações.
4B. Business Overview
Our Mission, Purpose and Values
Mission and Purpose
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
Values
•All for the client: with focus, agility and a sparkle in our eyes, we all work for the client.
•Protagonism: we act as protagonists to do things differently and without fear of challenging the status quo.
•Collaboration: we embrace collaboration and diversity in order to grow.
•Simplicity: we “uncomplicate” today with simplicity.
•Reliability: our actions offer security to our clients.
Our Market
Payments
•Micro-merchants and SMEs drive the Brazilian economy
According to SEBRAE (Portal do Empreendedor) and Brazil’s Internal Revenue Service (Receita Federal), there were 16.3 million micro-merchants (microempreendedores individuais), or MEIs, in Brazil as of December 31, 2024. In addition, according to the most recent Annual Social Information Report (Relação Anual de Informações Sociais), or RAIS, published by the Ministry of the Economy, as of December 31, 2023, there were 4.5 million SMEs. Additionally, according to IBGE’s PNAD, as of December 31, 2024, there were 19.1 million self-employed individuals in the informal economy, usually individual customers of card acquirers. Taken together, this totals an addressable market of 40.0 million formal and informal businesses. In addition, according to SEBRAE, the number of individual micro entrepreneurs in Brazil increased significantly, from 0.8 million in 2010 to 15.6 million in January 2025.

Since 2024, we categorize businesses as follows:
•Micro-merchants: merchants with a monthly TPV up to R$15,000.
•Small/Medium Businesses: merchants with a monthly TPV between R$15,000 and R$1,000,000.
•Large Merchants, e-Commerce and Cross-Border: merchants with a monthly TPV above R$1,000,000.
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
According to eMarketer, the mobile payments retail purchase volume in Brazil increased to US$47 billion in 2024 from US$1 billion in 2015, while in the United States, this volume was approximately US$531 billion in 2024. However, only 35% of the Brazilian population above the age of 15 reported making an online purchase in 2021, compared to 75% in the United States and 64% in the United Kingdom, according to the World Bank’s most recent Global Findex database published in 2021.
Regarding retail e-commerce as a whole, sales volume in Brazil increased to US$76 billion in 2024 from US$10 billion in 2015 according to eMarketer. The average growth rate of mobile e-commerce over the last 10 years has been 2,5x faster than in overall e-commerce, with m-commerce share in e-commerce growing from 11% to 61% between 2015 and 2024, according to eMarketer. This creates new options for buyers and sellers and provides business opportunities for buyers and providers of digital deliveries.
•Commerce is increasingly digital and mobile worldwide
According to the International Telecommunications Union (ITU), an estimated 5.5 billion people, or 68% of the total global population, used the internet in 2024, compared with 2.8 billion people, or 37% of the total global population, in 2014.
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

Financial Services
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
The use of payment cards also remains relatively low in Brazil compared to more developed markets. According to a report by ABECS, card payments accounted for 54% of Brazilian household consumption in the third quarter of 2024. In 2021, the same indicator for Brazil was 49%, compared with 53% in the United States, 70% in the United Kingdom and 71% in Australia, according to the most recent data made available by Red Book Statistics for Payments and Financial Market Infrastructures Statistics from BIS, indicating the potential for further expansion and the growth already observed in just three years in Brazil. Credit card penetration levels are a fundamental driver for the digital payments industry.
The World Bank’s most recent Global Findex database published in 2021 shows that banking penetration in Brazil also significantly lags behind more developed markets in terms of the percentage of the population that had a bank account, a credit card, or had made or received a digital payment.
These lower penetration levels are amplified among the lower income classes in Brazil. According to data provided by the Central Bank (REB - 2023), 12.3% of the adult population, or 21.3 million people in Brazil do not have an active relationship with banks, reinforcing the thesis that there is still room for financial inclusion in the country and potential for innovative digital banks to compete with incumbents.
•Internet and technology pave the way for digitization of financial services
Brazil is a reference in global internet adoption. According to Statista, Brazil is the fifth largest country in terms of number of internet users (183 million people in February 2025), the second country in terms of time spent on the internet and the fifth in terms of time spent on social media, according to the 2025 Global Digital Report from “We Are Social” and “Meltwater.” According to ITU’s latest report, Brazil’s ratio of cell phone numbers to inhabitants reached approximately one in 2022, with smartphone penetration reaching 66.6% of the Brazilian population according to Statista, compared to 82.2% in the UK, 81.6% in the U.S. and 78.6% in Japan.

•Increasing significance of digital banking and digital banks in Brazil
The adoption of technology and focus on transparency, security and simplicity has transformed the consumer habits of the Brazilian population. According to the most recent research report prepared by Deloitte on behalf of Febraban, the volume of mobile banking transactions increased 22% from 2022 to 2023, with 70% (130.7 billion) of all banking transactions (186.0 billion) in 2023 conducted on cell phones or tablets.
Moreover, approximately eight out of ten transactions are digital (conducted through mobile and internet banking and WhatsApp). Consequently, banks have been reducing their overall number of branches as a response to the digitization of banking, with bank managers and clerks mainly focusing on advising clients and services with greater complexity. According to the Central Bank, as of 2024, there were 16,6 thousand bank branches in Brazil, compared to 21.8 thousand bank branches in 2017.
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
Clients of traditional banks also complain about high fees and spreads, limited product offerings and the level of poor customer service provided in return. According to results reported by Brazil’s four largest banks, the financial institutions’ annual revenues derived from services increased 39% from 2016 to 2024, while checking account fees charged to individuals and legal entities increased 12% during the same period.
In fact, according to a survey conducted in 2021 by the Brazilian Institute for Consumer Defense (Instituto Brasileiro de Defesa do Consumidor), the tariff packages charged by the five largest banks in Brazil have registered a significant increase. The most requested services, such as withdrawals, deposits and transfers, had increased between 9% and 25% above the inflation rates observed between 2020 and 2021. The increasing adoption of digital banks in Brazil is expected to continue as a strong trend, rendering numerous advantages such as the reduction in operational costs, maximized revenues due to increased customer attraction and retention, and new technologies and advancements in the regulatory framework. Brazilians have been responding well to this adoption as, according to the latest report “Relatório de Economia Bancária” published by the Central Bank, the evolution of active relationships between individual customers and the digital banks showed a strong growth between the second half of 2020 and December 2023. During this period, active users of digital banks grew from approximately 15 million to 100 million.
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
Our Competitive Strengths and Advantages
•Our Unique Culture
Through a healthy work environment that values the differences and needs of each professional, PagSeguro Digital believes that people are instrumental in the success of the business. Through communication campaigns highlighting the pillars of the Company’s mission and values, our human resources department works continuously to strengthen PagSeguro Digital’s organizational culture.
Our Company has ongoing employees’ and managers’ meet up groups and development programs, encouraging greater proximity between managers and employees and continuous feedback among employees and their leadership. We also foster innovation and creativity among our employees on a daily basis and we frequently organize team meetings with the chief executive officer and other executives to ensure synergy among all teams, share our results, reinforce our values, such as collaboration, simplicity, protagonism, reliability and client satisfaction.
Everyone in the company is welcome: this has been part of the company’s DNA since the beginning, with young and diverse teams. Diversity and inclusion, or D&I, is key to us and our D&I team promotes initiatives and activities consistently, including the D&I census, diversity awareness campaigns and training programs to further enhance and continuously improve its practices. In addition, our office spaces are shared environments, which contribute to greater integration among all employees and, consequently, greater productivity.
•Our Business Model
◦Complete digital platform with means of payment, financial services and software;
◦Acquirer with the most widely-accepted network in Brazil, offering face-to-face, online, and cross-border payments;
◦Issuer of debit, credit, and prepaid cards;
◦Complete multiple bank for individuals and companies with one or more account holders;
◦Investment platform offering public and private securities, investment funds and equity/REITs trading;
◦Insurance distribution platform: Pix, cards, health, home and life insurance; and
◦Super app with an extensive list of partners in telecommunications, transportation, delivery, games and entertainment.
•Our Products
◦Digital company with tech-DNA;
◦Automatic and instant settlement/prepayment of receivables;

◦Robust logistics structure and service levels; and
◦Single interface integrating payments, financial services and software (app or internet banking).
•Our Sales Channel and Client Acquisition
◦Online strategy in partnership with UOL, reaching 90% of the Brazilian internet audience; and
◦Salesforce based on HUBs covering 100% of GDP geographically distributed.
•Our Financial Structure
◦As of December 31, 2024, cash, financial investments and compulsory reserve of R$6.2 billion and net cash position of R$12.6 billion; and
◦Diversified funding sources based on deposits, with cost of funding structurally lower than industry.
Seasonality
We operate in a somewhat seasonal industry. We tend to process fewer transactions in the first quarter of the year and experience increased activity as the year-end holiday shopping season initiates. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. For additional information on risks relating to seasonality, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Our quarterly results of operations and operating metrics may fluctuate and are unpredictable and subject to seasonality, which could result in the price of our Class A common shares being unpredictable or declining.”
Our Products and Services

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
Digital Bank
•Bill payments: We offer our clients the option to pay their bills that are in the form of invoices with bar codes (boletos). For every bill paid in this manner, PagBank receives a fee.
•Deposits: Similar to bank transfers, consumers can make cash deposits at a bank branch or automated teller machine, or ATM, directly to their free PagBank digital accounts, including to a merchant’s digital account to pay for a product or service, or to the consumer’s own digital account. We generate merchant discount rates, or MDR, commissions on payments made through cash deposits to a merchant’s free PagBank digital account. There is no MDR or any other commission charged by us when consumers add funds to their own free PagBank digital account.
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
•ATM withdrawal: Cash withdrawal from any ATM using a credit, debit, prepaid or cash card (cartão da conta)
Cards
•Debit card: Our PagBank Mastercard NFC debit card is linked directly to the balance of the free PagBank digital account. The card has no issuance fee, and we offer it to merchants and consumers through our PagBank Super app. Through this app, users can make purchases using any Mastercard and Visa network and withdraw cash, with a flat fee, through Cirrus ATM networks.
•Credit card: Our PagBank Visa credit cards have no annual or membership fees, and they are offered to customers who invest in PagBank CDs or who reserve the balance of their PagBank free digital account in an escrow account. It is accepted in Brazil and abroad. Card information can be stored in PagBank’s free digital account to enable NFC or QR code transactions. As NFC and QR codes do not require contact between the buyer and seller’s POS device, transactions are contactless.
•Cash card: Our PagBank Visa NFC enabled cash card is linked directly to the balance of the free PagBank digital account without the need to reload the card, unlike our PagBank prepaid cards.

•Prepaid card: Our PagBank MasterCard prepaid cards allow merchants or consumers to use the balance from their free PagBank digital account to buy goods and services in-person and online or withdraw cash at more than one million Cirrus network ATMs in Brazil and abroad. Merchants can, therefore, receive payments from sales transactions into their free PagBank digital account, load/reload the PagBank prepaid card with its value and spend that money without needing a bank account. With a modest initial purchase cost, the card comes with no annual fees or interest rates – and we provide it free to merchants who purchase a PagBank POS or mPOS device. PagBank’s prepaid card does not require credit checks on the merchant or preapproval for issuance.
Credit Products
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
Insurance
We developed partnerships with insurance companies in Brazil that are authorized to provide insurance products and services pursuant to a license by the Brazilian Insurance Authority (Superintendência de Seguros Privados – SUSEP). Through these partnerships, we offer insurance products in our platform, which are backed-up by our partners. We have expanded our operations in recent years and below is a list of products we offer:
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
Investments
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
•PagBank CDs: A certificate of deposit is a financial product in which investors commit their funds for a fixed period and earn interest at a predetermined rate. It’s a secure form of investment with fixed returns, ideal for risk-averse individuals. This type of investment is insured by the Credit Guarantee Fund (Fundo Garantidor de Crédito – FGC), the Brazilian version of the Federal Deposit Insurance Corporation – FDIC.
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

•Money boxes: An innovative service aiming to help customers save and invest in a frictionless way. With only a couple of clicks, our customers can set up how much money, and how often, they would like to save. Funds are converted into deposit certificates, thus paying interest. “Investimentos por Objetivos” as a feature of the Cofrinho investment function allows customers to save and invest in objectives defined by customers, like retirement or a car down payment. Funds can be withdrawn within one working day, making Cofrinho a safe and easy alternative for first-time investors and alike.
Marketplace
•Cashback: Cashback’s main objective is to keep the customer engaged (using PagBank) and can also be used for cross selling. Currently, customers choose how they want to use their cashback: when recharging their mobile phone, when paying bills, on gift cards, on their account card or on PagBank POS.
•Shopping PagBank: Shopping PagBank is a marketplace with offers from more than 50 major brands. When purchasing through Shopping PagBank, the customer always receives part of the value back, being paid directly into the PagBank account.
Payments
•Cross-border: Our PagSeguro Tecnologia platform provides international merchants with local payment solutions for their consumers, having a great footprint in Latin America, Spain, Portugal, Greece, Romania and Turkey. Using online merchants, PagSeguro Tecnologia can provide their end-users with more than 156 local payment methods, leveraging best conversion rates and unlocking the market potential of cross-border-commerce. All that coverage can be accessed by a transparent payment API or via branded checkout. The merchants can use our platform to perform payouts via Pix and directly to PagBank accounts. This way, their end-users become eligible for receiving any amount. PagSeguro intermediates the transaction, which collects the cash from merchants and settles the amount for the payee in Brazil, into a bank account held by the end-user.
•Online checkout: Our web checkout options offer tokenization, advanced handling of shipping information, management of subscriptions and automatic billing, order tracking and split payments. PagSeguro offer two different levels of web checkout integration: Redirect and Transparent, all of which are easy to set up and customize. With Redirect checkout, upon clicking on the payment option, the consumer is redirected away from the merchant’s website to the PagSeguro secure domain, where the payment is processed. After payment, the consumer is redirected to the merchant’s website. The Transparent checkout solution allows merchants to create a fully customized payment experience. Payment is processed under the merchant’s domain while still benefiting from the features and functionalities of our ecosystem, such as anti-fraud and consumer data protection.
•Pix: Pix, for instant wire transfers and payments, both online via checkout and our PagBank app and through our POS systems.
•P2P and social payment: Our P2P and social payment allows merchants and consumers to transfer their balances between PagBank digital accounts free of charge. The P2P tools also allow our customers to request payments by sending a web link through e-mail, social network or messaging services such as WhatsApp to the person paying. Our customers can request payments even if they do not have a website, and the payer does not need to register with PagBank and may pay through a variety of options, including credit card, Pix, boleto and pay in up to 12 installments.

•POS: PagBank’s wide range of affordable POS devices enable merchants to accept credit, pre-paid, debit and meal voucher on an in-person, chip and pin or NFC basis. PagBank’s POS devices can be set up in less than five minutes. It is designed to be easy to use and have high levels of system availability, efficient back-up solutions and value-added functionalities. For a significant amount of our POS devices, we currently rely on one manufacturer to manufacture, test and assemble, although we are expanding our range of POS devices, which would be derived from different equipment providers. The agreement for the supply of equipment, dated as of June 26, 2014, as amended from time to time, by and among PAX Brazil, Transire Fabricação de Componentes Eletrônicos Ltda., or Transire Brazil, and Net+Phone Telecomunicações Ltda., or Net+Phone, sets forth the types of POS devices to be sold by PAX Brazil, Transire Brazil and Tec Toy S.A., or Tectoy, to us and the standard terms and conditions governing this supply of POS devices. PAX Brazil, Transire Brazil and Tectoy together serve as our main supplier of POS devices. Consideration payable to PAX Brazil, Transire Brazil and Tectoy under this agreement is determined by the number of POS devices ordered by us. For more information, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Some of the key components of our POS devices are sourced from a limited number of suppliers. We are therefore at risk of shortage, price increases, changes, delay or discontinuation of key components, which could disrupt and harm our business.” We offer a comprehensive suite of POS devices such as:
◦For micro-merchants and SMEs, we offer 2 devices: (i) mPOS Minizinha NFC connects, through Bluetooth, from PagBank apps to the acquirer’s platform to accept payment, provides receipts via SMS and (ii) Minizinha Chip 3 is an additional POS device, with sim card communication and a larger screen; and
◦For businesses with greater needs, we offer three more sophisticated devices, (i) Moderninha Plus 2 provides consumer receipts via SMS and is focused on merchants that generate lower transaction volumes; while the (ii) Moderninha Pro, which provides consumer receipts via SMS or in paper form, is focused on merchants that generate higher transaction volumes. Moderninha Pro is the first single unit to offer GPRS/2G/3G (currently available 4G) chip connection, NFC, plug and play Wi-Fi and Bluetooth connections on the same device; (iii) Moderninha Smart is also a printer terminal, which has management features available such as product catalog and inventory management, in addition to allowing integration with third-party apps.
•QR code: is a contactless transaction, it does not require contact between the buyer and the seller’s POS device.
•TEF: launched in August 2017, is a solution that integrates EFTPOS (electronic funds transfer at point of sale) technology with merchant software, secured via PIN pad. This service allows merchants to process of large transaction volumes and issue tax receipts more easily than with traditional POS devices.
•PagTotem: This self-service equipment has a 23-inch touch screen display, with ethernet connection, 2.4/5Ghz Wi-Fi bandwidths, and Bluetooth, ideal for use in stores, markets, and fast-food restaurants.
•Tap On: launched in September 2023, it is a solution that transforms the cell phone into a secure device for contactless transactions, which includes larger ticket transactions authenticated with PIN, available for Android and iOS devices.
Software
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
Partnership
Through different partners, we offer several day-to-day services that our clients might need. For each of these partnerships we have a specific take rate in each transaction.
Sales and Marketing
Our marketing strategy is designed to grow our platform by building and maintaining the recognition and trust of the PagBank brand, attracting new users and generating more frequent activity by our existing users. Our marketing initiatives aiming to recruit merchants to our ecosystem currently focus on our POS devices, tap on phone systems, web checkout solutions and other online payment solutions. We believe that introducing our digital payment solutions to merchants who are not yet our clients is the most efficient and cost-effective strategy to sustain our growth among both merchants and consumers, creating a “network growth effect.” The advantages of our digital payment solutions for merchants drive growth in their businesses, and the advantages of our digital payment solutions for consumers lead them to prefer merchants who offer these solutions, resulting in the acquisition of new clients through word-of-mouth recommendations by both merchants and consumers.
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
We strive to position PagBank’s products and services on top of mind and present them as a desirable, easy and secure means to accept and make payments in Brazil, while accompanying the consumer throughout the purchasing process, from general brand awareness through to actual purchase or account registration. As a digital company, and with the support of UOL’s audience, we continue to build and maintain brand recognition and trust through a variety of marketing campaigns, including advertising through traditional media, such as television, magazines and newspapers, and online advertising such as display media, videos, search results, social media and influencer marketing, including:
•Traditional offline media: television advertisements and merchandising (broadcast and cable), radio, the printed press, festivals and events, and display media such as billboards, urban digital time and weather displays, and airport and bus station displays.

•Traditional online advertising: display media (including banners, rich media, interstitials, videos and native ads) on a variety of online platforms, such as premium websites, portals, video platforms such as YouTube, social media platforms such as Facebook, Instagram, Tik Tok, Kwai and X, mobile apps, e-mail marketing and affiliate programs.
•Search: we have expertise in positioning our products in preferential placements on search platforms displayed on desktops, tablets and smartphones, using specific initiatives such as paid search (Search Engine Marketing, or SEM, which includes bid management tools and keywords analysis) and natural or organic search (search engine optimization, or SEO, which includes website optimization).
Our marketing department develops all these online and offline marketing strategies using single integrated concepts, so that our campaigns include key visual characteristics and consistent messages across all channels. In line with our growth strategy, most of our campaigns focus on micro-merchants and SMEs, with messages that highlight our easy, safe and hassle-free way of accepting payments, such as “a single online contract that allows you to accept more than 40 cash-in methods” and “free yourself from POS rental fees.” We also highlight the advantages of our products and services as a complete solution for new or growing businesses. At the same time, we also advertise value-added products and services targeted at larger merchants and consumers from higher income sectors, including our business management tools and commercial automation solutions. We believe that our association with the UOL group brings experience and competitive advantages in designing, negotiating and purchasing advertising space. The strength of our brand, products and services has been recognized in a number of awards, including and below is a list of awards we received in 2024:
•Ranked first place in the “Banks and Digital Cards – Major Operations” and “Payment Methods – Large Operations” in the Reclame Aqui Awards 2024 by Época magazine and Reclame Aqui, a consumer protection service.
•Ranked first in the Financial Services category in 2024 by the Exame magazine Melhores & Maiores Award.
•Recognized as one of the most Valuable Brazilian Brands 2023/2024 by Interbrand.
•Recognized as the second World’s Best Banks in 2024 by Forbes.
•Recognized as one of the World’s Best Fintech Companies 2024 by CNBC (NCB Universal).
•Recognized as one of the most valuable brands on the Brazilian market in 2024 by Brand Finance.
•Recognized as one of the 50 most valuable brands of Brazil by Kantar BrandZ 2024.
•Recognized as one of the 1000 companies in 2024 by Valor 1000.
Further supporting the strength of our brand, PagBank has already shown strong results in brand recognition. Since May 2024, according to Google Trends, the number of internet searches for “PagBank” has been higher than the number of internet searches for PagSeguro. In addition, our PagBank app had 7.9 million downloads in the fourth quarter of 2024. Further evidencing the strength of our brand, 80% of our users would hire products and services offered by PagBank. In addition, as of March 17, 2025, our PagBank app was rated an average of 4.9 stars by 1.6 million reviewers in Apple’s Brazilian app store and 4.9 stars by 3.6 million reviewers in Google Play. These rankings compare favorably to those of our main competitors’ apps, which as of the same date were rated between 4.2 to 4.9 stars in Apple’s Brazilian app store and 3.6 and 4.8 stars in Google Play.
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
We manage large volumes of system access data and transactions, with more than 99.98% availability in 2024, using internet data centers provided by Scala and outsourcing multi-cloud computing and other managed IT services provided by Compass and Edge, both are UOL group companies. Scala, Compass and Edge provide these services to UOL, PagBank and several other large clients. Our transactions per second monthly peak increased from 79 in June 2016 to 639 in December 2024, and our average monthly deployments increased by a multiple of 20.2 from 597 average monthly deployments in 2017 to 15,344.50 average monthly deployments in 2024. With our hybrid infrastructure, combining local data centers and multi-cloud computing, we are able to scale up our services while retaining high availability for peak – volume occasions such as Christmas, Mother’s Day and Black Friday. This high-availability and continuously deployed platform ensures that all of our clients are able to operate with the latest features and the newest innovations without needing to patch or upgrade their software. Our scale as a UOL group company allows us to establish favorable partnerships with several suppliers, including software developers and hardware manufacturers.
Technology and innovation are in the DNA of the UOL group and are at the core of our business success, with products and engineering personnel representing 39.46% of the total headcount of PagSeguro (including outsourced staff) as of December 31, 2024. With our specialized team of 3,994 people focused on developing reliable, scalable and proprietary systems and new products and features, we regularly roll out innovative and disruptive solutions that are tailored to the Brazilian market. Our expenditure on software and technology (including salaries) amounted to R$1,154.9 million in the year ended December 31, 2024, R$983.0 million in the year ended December 31, 2023 and R$979.7 million in the year ended December 31, 2022.

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
Our technology infrastructure simplifies the storage and processing of large amounts of data, automates many administrative tasks, and enables us to deploy and operate products and services on a wide scale. Our technology infrastructure is designed to reduce downtime in the event of system outages or catastrophic events, with continuity features, system redundancy and protection against cybersecurity threats. For further information on the measures we take to protect against cybersecurity threats, see “––Protecting Our Clients.” We strive to improve our technology infrastructure and platform continuously in order to enhance the customer experience and to increase security, efficiency and scalability.
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
Our efficiencies of scale, relentless cost discipline, and ongoing improvements to systems and processes. As our scale has expanded, our expenses have decreased when compared to our total revenue and income: for example, in the year ended December 31, 2024, our total expenses decreased to 87.3% of our total revenue and income from 87.4% in the year ended December 31, 2023, while revenue from transaction activities and other services and financial income, taken together, decreased to 97.5% of our total revenue and income from 98.3% in the year ended December 31, 2023. By maintaining our spirit of innovation combined with our focus on reducing costs, we intend to continue to drive costs down to achieve further profitable growth. We anticipate that we will continue to devote considerable resources to research and development in the future as we add new features and functionality to our products and services to strengthen and extend our digital banking solutions. Our market is characterized by rapidly changing and disruptive technologies, as well as evolving industry and regulatory standards, and we seek to remain in the front line of these changes. We believe our ability to adapt to rapidly changing technologies, products and services in an evolving industry is the cornerstone of our future success. For further information on the technological challenges in our industry, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Increasingly intense competition may harm our business.”

Protecting Our Clients
Trust and security are essential to success in the digital payments market. Fraud is a constant threat and it involves items such as account takeover, identity theft and malicious counterparty activities. The ability to protect our clients from financial loss and data theft has been key to our success and business growth, and we believe security will continue to be a major competitive factor in the future. We invest in providing comprehensive protection for our clients on our ecosystem, focusing on three main areas: transaction security; platform security; and customer service. Our investments in this area have been recognized by our customers and the industry. For example, we were recognized as one of the “Best Company for Consumers” for electronic payments in 2016, 2017, 2018, 2019, 2021, 2022 and 2023; for payments in 2019; for online payments in 2015 and 2023; for bank and digital cards in 2023, as first place in the “Banks and Digital Cards – Major Operations” and “Payment Methods – Large Operations” in the Reclame Aqui Awards by Época magazine and Reclame Aqui, a consumer protection service. In 2022 and 2023, we were recognized as the best POS by Folha Top of Mind, and we ranked as one of the “World’s Best Banks” in Brazil in 2021, 2022, 2023 and 2024 published by Forbes.

•Transaction Security
We have focused and is part of our culture since our launch on ensuring the security of payment transactions carried out on our ecosystem. We believe we have been a pioneer in developing technology and expertise against online fraud and chargebacks related to fraudulent transactions in Brazil, supported by the reputation of the PagSeguro and UOL brands. Our transaction approval rate decreased slightly in 2024 compared to 2023, from 80% to 79%. Our net chargeback rates for transactions in 2023 averaged 0.04%, representing a decrease of 63% from 0.10% in 2022. Our net chargeback fees for transactions in 2024 averaged 0.04%, remaining at the same value as in 2023. We achieve transaction security through a combination of anti-fraud technology, the design of our platform, and protection programs for our clients.

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
Our antifraud platform combines proprietary features, such as internal risk modeling and scoring through AI and risk assessment tools that collect public and private market information, combined by advanced fraud combat tools such as biometric engine with facial recognition with liveliness detection features, as well as front-line third party solutions such as Feedzai, Emailage, Serasa Experian and Threatmetrics. For more information, see “—Platform Security.”

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

We have developed intuitive user interfaces, customer tools and transaction processing and database and network applications that help our users complete transactions reliably and securely, both on our platform and on merchant sites integrated with PagSeguro. Our technology infrastructure simplifies the storage and processing of large amounts of data, facilitates the deployment and operation of large-scale global products and services, and automates administrative tasks. This technology infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences. We periodically conduct risk assessments on our business processes and critical assets, identifying the need for the adoption and improvement of our continuity and contingency plans, as well as following an extensive testing program on our business continuity and disaster recovery plans. In addition, we regularly adapt our environment monitoring activities to reduce the time to identify and respond to cyberattacks and improving the resilience of the environment whenever necessary. We work hard to improve our technology infrastructure continuously in order to enhance customer experience and increase efficiency, scalability and security. We also make use of well-known security protocols and solutions to secure user data and have obtained industry-recognized certifications. The service providers’ data centers that we use to storage our equipment are also certified under the International Organization of Securitization, or ISO, standards 9001, 20000 and 27001. We also perform security penetration tests on a regular basis and apply top-most security solutions for code and application scanning (SAST/DAST). We maintain a private “Bug Bounty” program for identifying bugs and security vulnerabilities in our systems and applications exposed on the Internet. For information on new data protection regulations, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks, in addition to security (including cybersecurity) and privacy breaches.”
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

•2021 MOIP Cybersecurity Incident
Following our acquisition of our subsidiary MOIP in October 2020, which represented less than 3% of our consolidated assets as of December 31, 2021 and less than 2% and 1% of our consolidated revenue and net income, respectively, for the year ended December 31, 2021 and was shut down in December 23, 2023 with its functionalities transferred to PagBank’s online platform, we discovered that MOIP was involved in a cyberattack between September 25 and September 29, 2021. The hackers demanded that specified payments be made to prevent the public disclosure or sale of the targeted data that was compromised in the incident, which included personal profile information of MOIP customers. At the time of the incident, MOIP had a distinct and separate IT server and operating environment from the rest of our IT platform and systems, and therefore none of our databases, customer information or systems were subject or comprised, or formed part of the compromised data, beyond those independently within the MOIP IT environment. We promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the ANPD and the Central Bank on October 7, 2021. After completion of the assessment, without financial impacts, we provided further information regarding the incident to the ANPD on January 5, 2022 through a complementary form. On March 11, 2022, the ANPD requested that MOIP provide more information regarding the incident, specifically requesting a technical report detailing its scope and the measures taken by MOIP after the incident, as well as the communications MOIP sent or intended to send to its customers. MOIP provided a response to ANPD on April 8, 2022. Since then, we have not received any new requests about this incident from ANPD. On February 9, 2024 ANPD decided to archive the report, with no additional measures or information being required regarding the incident. During the review of the incident, we have not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details. The cyberattack has not had a material adverse impact on our business, financial condition or customers, and our IT systems. The security and fraud prevention teams continued to monitor the incident throughout 2023, and we did not observe any relevant impact on our business. As a result of a business decision, MOIP’s operations and IT environment were deactivated, and all existing features and resources were migrated to PagSeguro’s IT server and operating environment. For more information about related risks, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to cyberattacks, in addition to security (including cybersecurity) and privacy breaches.”
Environmental, Social and Corporate Governance (ESG)
We are committed to ESG matters and have established a dedicated ESG committee. Our ESG committee determines our ESG strategy and supervises our performance in respect of ESG matters. Our ESG Committee meets on a quarterly basis, and our main executive officers and board members participate in those meetings to ensure that ESG-related topics remain central in our business. As a result, we have improved our practices in recent years and received several recognitions and awards. For more information on our ESG initiatives, see our annual sustainability report available in our investor relations website at https://investors.pagbank.com/. Our annual sustainability report is not incorporated by reference in this annual report.
Regulation of the Payments and Banking Industries in Brazil
Our activities in Brazil are subject to Brazilian laws and regulations relating to the payments industry. Law No. 12,865/2013, dated October 9, 2013, or the Payments Industry Law, regulates the payments industry within the overall Brazilian Payment System (Sistema de Pagamentos Brasileiro), or SPB. This law created the concepts of payment schemes (arranjos de pagamento), payment scheme owners (instituidores de arranjos de pagamento) and payment institutions (instituições de pagamento).
The Payments Industry Law also granted the Central Bank and the CMN the power to regulate entities that operate in the Brazilian payments industry, including those operating in digital environments, with powers to oversee the incorporation and operation of these entities, risk management, the opening and managing of payment accounts, the transfer of funds to and from payment accounts, and the rendering of acquiring services, among others.

In 2013, the CMN and the Central Bank implemented a regulatory framework with respect to the operation of payment schemes and payment institutions, by means of the enactment of several resolutions. Further, in 2018 and 2021, the CMN and the Central Bank enacted additional legislation amending the previous rules and introducing, among others matters: (i) a formal definition of sub-acquirers, setting forth the conditions that require sub-acquirers to use centralized settlement through the Brazilian Interbank Payments Clearinghouse (Câmara Interbancária de Pagamentos), or CIP, system; and (ii) a cap on interchange fees in debit cards and maximum average interchange fee on total debit transaction volume.
The rules applicable to interchange fees were subsequently amended by Resolution No. 246/2022, which became effective on April 1, 2023, and which, in addition to setting forth the limits applicable to the interchange fee, also regulated the settlement deadlines applicable for debit and pre-paid cards. Previously, prepaid card issuers such as PagSeguro were not subject to any interchange fees, while debit card issuers were subject to an interchange fee at a maximum rate of 0.5%. The new rule maintained the maximum rate of 0.5% applicable to debit card issuers and introduced a maximum interchange rate of 0.7% applicable to prepaid card issuers. It also determined that debit and pre-paid card transactions abide by the same settlement deadlines (deadline to making funds available to merchants).
The regulatory regime of the Brazilian payments industry also sets forth that: (i) open-loop payment scheme owners (such as Visa and Mastercard), directly or by means of the acquirers, are permitted to impose to sub-acquirers with whom they have a relationship, disclosure and monitoring obligations as to their compliance with relevant rules and payment scheme owner regulations; (ii) sub-acquirers that also offer pre-paid payment accounts may act as home institutions (i.e., holding merchant’s settlement account) under a payment scheme; and (iii) the interoperability between open-loop and closed-loop payment schemes is permitted. For more information, see “—Payment Schemes.”
Payment Schemes
A payment scheme, for Brazilian regulatory purposes, is a set of rules and procedures governing certain payment services provided to the public with direct access by its end users (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme.
Not all payment schemes are subject to the applicable regulation of the Brazilian payment industry, including license requirements and supervision by the Central Bank. The regulatory framework imposes supervision only over payment schemes that are considered relevant and, thus, are part of the SPB. The requirements for such classification depend on certain features, as follows:
•payment schemes that exceed certain thresholds on number of payment transactions or aggregate value of transactions are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization by the Central Bank;
•payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain authorization from the Central Bank, although they are required to report certain operational information to the Central Bank, if so requested by the regulator. Furthermore, the Central Bank can issue an order requiring these payment schemes to apply for authorization to be part of the SPB on a case-by-case basis. In case an operational threshold is met, the payment scheme becomes part of the SPB and an application must be filed, but the payment scheme can continue to operate as usual until the authorization is granted by the Central Bank;
•limited-purpose payment schemes are not considered part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payments industry in Brazil, including the requirement to obtain Central Bank authorization. Limited-purpose payment schemes are those whose payment orders are: (i) accepted only at the network of merchants that clearly presents the same visual identity as the issuer, such as franchisees and other merchant licensed to use the issuer’s brand; (ii) intended for payment of specific public services, such as public transportation and public telecommunications; (iii) related to employee benefits established by law (such as meal vouchers) or (iv) issued and accepted exclusively in the scope of a closed-loop payment scheme and intended for payment of specific services as set forth by Central Bank Resolution No. 150/21; and

•certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank, as, for example, payment schemes set up by governmental authorities, closed-loop payment schemes set up by certain financial institutions and closed-loop payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.
Moreover, there are two key types of payment schemes:
•closed-loop payment scheme (arranjos de pagamento fechados), in which payment services (management of payment account, issuance and acquiring) are all carried out by the same entity that is the payment scheme owner or by an entity that controls or is controlled by or is under the same control as the payment scheme owner; and
•open-loop payment schemes (arranjos de pagamento abertos): all other payment schemes that do not fall under the closed-loop category.
In October 2021, Central Bank Resolution No. 150/2021 revoked previous regulation to promote changes and consolidate the rules applicable to payment schemes in order to (i) modernize regulation on the matter; (ii) reduce the regulatory cost on smaller schemes or that serve specific markets; (iii) improve the rules for settlement of prepayment of arrangements receivables; and (iv) implement more equal treatment to agents who perform similar activities in open-loop payment arrangements.
Central Bank regulations also allow payment schemes to set forth additional rules for entities that use their brands. Since we participate in these third-party payment schemes, we must comply with their rules to continue accepting payments from payment instruments bearing their brands.
Payment Scheme Owners
Payment scheme owners, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Central Bank regulations require payment scheme owners to (i) be incorporated in Brazil; (ii) have a corporate purpose compatible with payments activities; (iii) have the technical, operational, organizational, administrative, and financial capacity to meet their obligations; (iv) have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the users of payment schemes; (v) implement rules and procedures contemplating risk management of the participants, minimum operational requirements to be observed by the participants, monitoring of fraudulent actions, settlement of transactions among participants, and interoperability mechanism, among others.
Payment scheme owners that are responsible for managing open-loop payments schemes that are part of the SPB are also subject to: (i) rules that impose the creation of internal control systems and procedures; (ii) bank secrecy rules; (iii) administrative sanctioning process of the Central Bank; and (iv) the application of preventive measures by the Central Bank, in order to ensure the soundness, efficiency and regular functioning of payment schemes.
On September 2, 2024, the Central Bank launched a public consultation to develop regulations aimed at strengthening centralized risk management frameworks within the SPB. The consultation proposes amendments to Central Bank Resolution No. 150, dated October 2021, in order to (i) enhance and standardize risk management practices across card payment schemes; (ii) address concerns related to money laundering, terrorist financing, and the proliferation of weapons of mass destruction; (iii) implement centralized settlement systems for sub-acquirers by January 1, 2027, (iv) impose mandatory risk management elements such as periodic assessments and regular sharing of risk-related information among participants; (v) implement measures for managing financial risks through stress tests and back testing, as well as rules ensuring that the amounts of authorized transactions are fully received by end users; (vi) place additional responsibilities on acquirers regarding the risk management of transactions processed through sub-acquirers; and (vii) implement new regulations addressing fraud prevention, orderly exit plans, and chargeback liability. According to the proposed rule, payment scheme owners (card networks) will have 180 days as of the publication of the regulation to seek authorization for necessary adjustments that will need to be included in their rules.

Payment Institutions
Pursuant to Central Bank regulations, payment institutions are classified into the following types:
•issuers of electronic currency (i.e., e-money, generally in the form of prepaid deposits): these payment institutions manage prepaid payment accounts for cardholders or end users, carry out payment transactions using electronic currency deposited into these pre-paid accounts, and convert the deposits into physical or book-entry currency or vice versa;
•issuers of post-paid payment instruments (mainly credit cards): these payment institutions manage payment accounts where the cardholder or end-user intends to make payment on a post-paid basis, and they carry out payment transactions using these post-paid accounts;
•acquirers: these payment institutions do not manage payment accounts but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the issuer of the prepaid or post-paid instrument and settling with the merchant; and
•payment initiation service providers: these payment institutions provide payment initiation services without managing payment accounts nor holding, at any time, the transferred funds, and they may not store end-users credential data used to authenticate payment transactions.
Issuers of post-paid payment instruments and acquirers are required to obtain Central Bank authorization depending on certain features, such as the annual cash value of transactions handled by the payment institution. Issuers of post-paid payment instruments and acquirers that have annual cash value of transactions below the relevant operational threshold can start operations and carry out payment activities immediately, provided that, in case of open-loop payment schemes, they have obtained a license by the payment scheme owner. While operating below the relevant operational threshold, those payment institutions only need to comply with certain reporting requirements. Once the payment institutions reach the relevant operational thresholds, they need to file the authorization request, but the regulations determine that such entities may continue to operate while their applications to operate are being analyzed by the Central Bank.
Certain financial institutions are waived from requiring an authorization from the Central Bank to render certain payment services. In addition, certain payment institutions are not subject to the legal and regulatory framework applicable to the payments industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities and payment schemes related to employee benefits established by law.
Specific regulations issued by the Central Bank tightened the rules applicable to payment institutions that are issuers of electronic currency, requiring those who started operating after March 1, 2021 to obtain Central Bank authorization before launching operations. Before this change to the regulations, these payment institutions were able to start operating without a license until reaching certain operational thresholds. Institutions that were already operating before March 1, 2021 and are below the established thresholds shall seek authorization according to a predetermined schedule and all existing issuers of electronic currency must request authorization by December 2029.
Applicable regulations provide that payment initiation service providers must obtain Central Bank authorization prior to providing services. Any payment institution already licensed in another modality may operate as a payment initiation service provider, provided a 90-day prior notification is sent to the Central Bank.

A payment institution must be incorporated in Brazil and must have a corporate purpose that is compatible with payments activities, and, once they become part of the SPB, as described above, they must comply with several requirements. CMN and Central Bank regulations applicable to payment institutions that are part of the SPB cover a wide variety of issues, including: (i) Central Bank homologation of their officers and directors; (ii) Central Bank’s prior approval of the transfer of corporate control; (iii) minimum corporate capital and net equity; (iv) implementation of internal controls and procedures; (v) establishment of an ombudsman’s office; (vi) preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional), or COSIF; (vii) implementation of operational, liquidity, market and credit risk management structures; (viii) anti-money laundering and know-your-client requirements; (ix) banking secrecy rules; (x) settlement of payment transactions arising under open-loop payment schemes at CIP’s centralized settlement system; (xi) establishment of an audit committee, as the case may be; and (xii) administrative penalties for non-compliance, among others. Acquiring companies must also integrate with an authorized registration entity to register all merchants’ receivables and settle transactions in accordance with the information provided in such entities’ systems.
The regulations applicable to payment institutions also cover payment accounts (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are issuers of prepaid or post-paid instruments and used for carrying out each payment transaction.
In order to provide protection from bankruptcy, the Payments Industry Law sets forth that funds deposited in prepaid payment accounts are considered segregate net equity (patrimônio segregado), i.e. such funds are segregated from the payment institution’s own assets. For further information, see “—Segregate Assets.”
Regulation of the Banking Industry
In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed to BancoSeguro S.A. in February 2019), through BS Holding, a holding company incorporated under PagSeguro Digital, whose sole purpose is to hold interest in financial institutions, as required by applicable banking regulations. BancoSeguro holds a multi-bank license to provide financial services, has commercial and investment bank portfolios, and is duly authorized by the Central Bank to perform banking operations in accordance with current regulation. In addition, on December 14, 2021, BancoSeguro was authorized by the Central Bank to operate in the foreign exchange market.
Banking activities in Brazil are governed by Law No. 4,595/1964, which created the CMN, granting it powers to, among others, regulate the establishment and operation of financial entities, and empowered the Central Bank to supervise public and private financial institutions and, when needed, apply the applicable penalties. The Central Bank also controls and approves the operation, transfer of control, and corporate reorganization of financial institutions, as well as the transfer of the location of its branches (in Brazil or abroad). The CMN and the Central Bank created a vast regulatory framework regulating the National Financial System which may impact BancoSeguro’s operations and future products.
In this regard, BancoSeguro must observe certain key governance, compliance, and supervision requirements applicable to all the institutions that are part of the National Financial System, such as:
•complying with minimum capital requirements, compulsory deposits requirements, fixed asset investment limits, limits on exposure to foreign currency, and limits to charge fees and commissions for certain financial services;
•maintaining internal controls and procedures and risk management structures;
•observing “know your customer,” anti-terrorist, anti-money laundering, and cybersecurity rules;
•maintaining an ombudsman office;
•preparing accounting statements pursuant COSIF;
•complying with additional regulations from other agencies that are specific to banking activities, such as the CVM’s fundraising rules;

•observing limits to acquire real estate properties not intended to be used by BancoSeguro, except when such properties are received as payment of non-performing or doubtful loans, or when expressly authorized by the Central Bank, and in accordance with rules to be issued by the CMN; and
•observing legal requirements to operate with related parties.
Financial institutions are also members of the SPB. Under the SPB, the Central Bank has control over the banks’ reserve accounts through the Reserve Transfer System – STR, a computerized system which enables the online transfer of funds between financial institutions and constitutes a strict control of bank balances.
In addition to regulations applicable to the financial system, BancoSeguro is also subject to laws relating to bank secrecy, consumer protection, tax, and other regulations applicable to Brazilian companies generally.
Securities Regulations
Multi-purpose banks with an investment banking portfolio (also known as investment banks), such as BancoSeguro and securities broker-dealer (corretora de títulos e valores mobiliários), such as PagInvest, may, among other roles, provide securities distribution, intermediation, and custody services, which are subject to Brazilian securities laws and regulations.
The main laws governing the Brazilian capital markets are Law No. 4,728/1965 and Law No. 6,385/1976. Among other provisions, they regulate the distribution and issuance of securities in the market, the trading of securities and the settlement and/or clearance of securities transactions. The securities regulatory framework in Brazil is further supplemented by regulations issued by the CMN, the CVM, the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets, and securities exchanges, that govern their members and participants (for example, the B3 and the ANBIMA). In addition to the regulatory and supervision powers of the Central Bank, all Brazilian financial institutions are subject to oversight by the CVM when they participate in the Brazilian capital markets (such as BancoSeguro and PagInvest).
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
Furthermore, the investment fund industry was fundamentally changed by CVM Resolution No. 175/2022, enacted in December 2022, and partially in force since October 2023, which aims to bring the local investment funds industry up to international standards. As currently BancoSeguro acts as an investment fund quotas distributor to its clients, it is only partially affected by the changes implemented by the regulation. This main change implemented by this latest CVM resolution with respect to the distribution side of the investment fund industry is related to the commercial relationship to be established between the distributor and the other members of the investment industry. With the new regulation, the distribution side will be hired by the fund manager, instead of the administrator (as established under the previous regulation). Thus, we expect to have a larger pool of counterparties in our contracts for the distribution of third-party funds, as there are more fund managers than administrators. The effectiveness of the other changes set forth in the new regulation have been postponed to June 2025.
Developments in the Regulation of the Brazilian Banking and Payments Industries
We summarize below rules and regulations that have been issued or modified by law or regulation of the CMN and the Central Bank and other authorities in recent years. We believe these laws and regulations are the most relevant and impactful to our business and the industry as a whole. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report.

Instant Payments (Pix)
In February 2020, the Central Bank announced its 24/7 instant payments platform, which operates under the name “Pix.” It was launched in November 2020, pursuant to Central Bank Resolution No. 1/2020, as a new instant payments scheme operated by the Central Bank, which, by promoting the digitalization of payments, is intended to foster competition, reduce social costs associated with paper-based instruments and provide a better payment experience for Brazilians. Pix is based on a centralized and sole settlement infrastructure operated and maintained by the Central Bank, the Instant Payments System (Sistema de Pagamentos Instantâneos – SPI) and in a Transactional Account Identifier Directory (Diretório de Identificadores de Contas Transacionais – DICT), where all final users’ information and corresponding accounts are stored.
Participation in Pix is mandatory for authorized financial institutions and payment institutions with more than 500,000 active customer accounts, considering deposit accounts, savings accounts and prepaid payment accounts. As per Central Bank Resolution No. 429/2024, only institutions authorized to operate by the Central Bank will be able to apply to join Pix.
In addition to the traditional functionalities of Pix (i.e., transferring funds between individuals and/or legal entities), the Central Bank has been developing new tools that are being integrated with Pix, enabling new possibilities to use Pix in different contexts. The following features have been recently developed by the Central Bank:
▪Pix Collection (Pix Cobrança): Pix Collection enables a receiving user to manage and receive collections related to:
◦immediate payments, which are those related to business models in which payment must be made at the same time of the collection, such as physical points of sale and e-commerce;
◦payments with maturity date, which are those related to business models in which the payment can be made at a future date, with the possibility of covering interest, fines, other additions, discounts and other rebates; and
◦payments related to the facilitation of cash withdrawal service, which are those related to the receipt of Pix transactions for cash withdrawal or change purposes, as requested by the withdrawing person, to enable the availability of funds to the paying user under Pix Withdrawal and Pix Change products.
•Pix Withdrawal and Pix Change (Pix Saque and Pix Troco): Pix Withdrawal consists of a transaction in which a payer user, holding a transactional account in any Pix participant, issues a Pix for the purpose of making a withdrawal from their transactional account to the transactional account of a withdrawal service facilitator or withdrawal agent, receiving funds in cash in an amount corresponding to the payment made. Pix Change consists of a transaction in which a payer user, holding a transactional account at any Pix participant, upon making a purchase at a withdrawal agent which is a merchant or a corresponding withdrawal facilitator service, issues a Pix from their transactional account to the transactional account of the withdrawal agent, for the purpose of receiving funds in cash in an amount corresponding to the difference between the Pix for the purpose of change and the purchase amount.
•Scheduled Pix (Pix Agendado): Scheduled Pix consists of the possibility of a payer user to schedule a Pix on a certain future date. The request for a Scheduled Pix should be retained in the internal systems of the transactional account provider participant, not affecting the transactional account balances of the payer user, until the time the Pix is actually completed. In case of lack of sufficient funds in the payer user’s account on the scheduled date for Pix, the transaction is not authorized.
•Automatic Pix (Pix Automático): In December 2023, the Central Bank released new resolutions with rules for a new version of its Pix payment system called Pix Automático. Like Scheduled Pix, the Automatic Pix is designed for recurring transfers, but it is subject to a key difference: only businesses can generate Automatic Pix charges, while Scheduled Pix allows anyone to receive payments this way. Automatic Pix creates new opportunities for companies that mainly serve other businesses. The Central Bank plans to fully launch Automatic Pix in June 2025.
•Contactless Pix (Pix por Aproximação): Contactless Pix is a new feature of Pix, which, by using NFC (Near Field Communication) technology, allows payer users to make payments by simply holding their phone near the recipient’s device. It is now possible to perform contactless payments with Pix through a digital wallet or app of the institution where the payer has an account. The Central Bank plans to fully regulated and implement Contactless Pix by May 2025, publishing its specifications and standardization guidelines.

Fraud Prevention
On September 23, 2021, the Central Bank issued Resolution No. 142/2021, introducing security requirements to be adopted by institutions under its regulation and supervision to prevent fraud in the provision of payment services by financial institutions, other institutions authorized to operate by the Central Bank, and payment institutions that are members of the SPB. Pursuant to the resolution, such institutions are required to limit the provision of payment services during the nighttime period to a maximum amount per deposit or prepaid payment account, as applicable, and financial and payment institutions must implement (i) procedures aimed at evaluating the customer prior to offering the same-day receivables advance feature; and (ii) daily registration of fraud or attempted fraud occurrences, including the corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating the occurrences and the preventive and corrective measures adopted, which report must be forwarded to the institution’s audit and risk committees, internal audit unit, executive board and board of directors, as applicable.
The Central Bank issued an additional resolution, which, among other matters, sets forth security mechanisms specific to Pix transactions, including the obligation of the receiving institution to perform fraud assessment of Pix transactions and precautionary blocking of funds. If necessary, in case of sufficient indications of fraud or because of operational failure in the systems of one of the participant institutions, the relevant funds may be reversed to the payer by means of the “Special Return Mechanism.”
Furthermore, the CMN and the Central Bank enacted a joint resolution setting forth the requirements related to sharing data and information in the event a fraud is detected and established the necessary measures for such sharing.
In addition, Central Bank’s Resolution 343/2023 establishes that financial institutions, payment institutions and other institutions authorized to operate by the Central Bank, for purposes of data retention, shall consider signs of actual or attempted fraud at least in the following activities: (i) opening deposit accounts or payment accounts; (ii) providing payment services; (iii) maintaining deposit accounts or payment accounts; and (iv) contracting credit transactions.
The new rules also set forth that records containing indications of actual or attempted fraud must contain at least (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the indications of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder if the activity is a payment service.
On July 22, 2024, the Central Bank issued Resolutions No. 402 and No. 403, which came into effect on November 1, 2024, to enhance the overall security of the Pix system. Under the new rules, transactions can still be initiated from unregistered devices for amounts of up to R$200, with a daily limit of R$1,000. However, for transactions exceeding these amounts, the device must be registered in advance by the customer. Additionally, to further secure fund transactions, the Central Bank mandates that Pix participants implement a fraud risk management solution that utilizes security information from the Central Bank to identify unusual transactions. Pix participants must also provide easily accessible information to customers about fraud prevention measures and are required to check every six months for fraud markings in the Central Bank database, which will influence how they manage clients flagged for fraud risks.
Open Finance
On May 4, 2020, the Central Bank and CMN published Joint Resolution No. 1/2020, amended by Joint Resolution No. 10 of July 4, 2024, setting out the framework for the implementation of open finance in Brazil. Open finance is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Central Bank, at their customers’ discretion, through the opening and integration of their systems. Therefore, open finance is considered by the Central Bank as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive. Based on the model used in the United Kingdom, open finance in Brazil operates through APIS and customers’ consent is always required before any data sharing.

The CMN and the Central Bank continue to regulate open finance since its implementation, introducing new regulations aimed at enhancing payment transactions via the Pix instant payment scheme, simplifying payment initiation processes, facilitating contactless payments, providing for a new framework for governance (including the foundation of the Open Finance Association), making adjustments to mandatory participation requirements for institutions in the open finance ecosystem and including the ability for payment initiation service providers to offer services without redirecting users to other platforms, thereby streamlining contactless payments and improving user experience.
As of January 2025, all institutions with over five million customers have been required to participate in data sharing within the open finance ecosystem, while smaller institutions will have the option to opt-in voluntarily. Therefore, the prudential conglomerate led by PagSeguro will also have to participate in the data sharing. As per applicable regulations, we have until July 2025 to adjust our systems and operations to comply with this new participation requirement.
Open finance is under gradual legal, operational and technological development and implementation in Brazil, according to certain stages defined by the Central Bank, which are still ongoing. Consequently, as of the date of this annual report, some of the applicable requirements and standards that will need to be complied with by open finance participants are still under discussion and preparation by a self-regulatory body created specifically for this purpose, as well as by the Central Bank itself.
Foreign Exchange Transactions
Law No. 14,286/2021, or the New Foreign Exchange Law, was published in December 2021 and became effective in December 2022. It includes provisions relating to Brazilian investment abroad and foreign capital in the country. The main goals of the New Foreign Exchange Law are to liberalize the Brazilian foreign exchange market, which faces regulatory complexity and certain inconsistencies, to modernize the system and to increase innovation and competition.
According to the Central Bank, this new legislation may have a positive impact on attracting foreign capital, for investments in the financial and capital markets and other forms of direct investment, which includes long-term investments in infrastructure and concession projects. In addition to greater international insertion, the New Foreign Exchange Law contributes to the greater international use of the real, facilitating the use of domestic currency in international financial transactions, such as allowing the entry and remittance of payment orders in Brazilian reais from accounts in Brazilian reais held by foreign financial institutions with banks in Brazil.
The main aspects of the New Foreign Exchange Law are: (i) confirmation, from a legal perspective, that foreign exchange transactions of any amount may be carried out without limitation, provided they are carried out through entities authorized to operate in the Brazilian financial and payments markets and subject to applicable rules; (ii) granting of broad powers to the Central Bank to regulate the foreign exchange market and its operations; (iii) expanding the international correspondence activity of Brazilian banks; (iv) implementing the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; and (v) granting powers to the Central Bank to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply. Foreign currency purchase and sale transactions in an amount of up to US$500, carried out between individuals on an occasional and non-professional basis are not subject to the provisions of the New Foreign Exchange Law.
Recent Developments on Foreign Exchange Regulation
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

The rules enacted in 2022 and 2023 allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means, as of July 1, 2023; (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name with a financial institution abroad or in an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without amount limitation, to also occur from the customers’ payment accounts held with financial institutions and other institutions authorized to operate by the Central Bank or in payment institutions participating in the Pix instant payment scheme; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad.
The regulation of international payment or transfer services in the foreign exchange market have also been consolidated and modernized, providing an equal treatment for purchases of goods and services carried out with the participation of issuers of international cards, international payment facilitators and intermediaries/representatives in cross-border transactions. Since October 2021, such services became classified in the foreign exchange regulations by the term “eFX.” Moreover, the execution of current unilateral transfers and fund transfers through the eFX system between accounts held by the customer in Brazil and abroad, of up to US$10,000.00, has also been allowed.
In addition, the new regulatory framework has (i) simplified the classification codes adopted in foreign exchange transactions by reducing the number of codes; (ii) streamlined registration procedures applicable to direct foreign investments in Brazil and the respective reporting requirements to the Central Bank; (iii) established that a bank account or payment account held by foreigners shall receive equal regulatory treatment when compared to a bank account held by account holders with residence or domicile in Brazil (except in certain specific cases); and (iv) eliminated the need for simultaneous foreign exchange transactions for the conversion of debt or other forms of investment into foreign direct investments and for the granting of loans to foreign investors when there is no actual flow of funds involved in the underlying transaction.
Further, on December 3, 2024, the Central Bank and the CVM issued Joint Resolution No. 13, which replaced previous regulation and introduced new rules for foreign investors in Brazil’s financial and securities markets (also known as portfolio investments). The goal of the regulations is to simplify and modernize procedures for non-resident investors, making them more efficient and in line with international standards. The key changes in the new rules, which became effective on January 1, 2025, include:
•treating resident and non-resident investors equally in terms of minimum registration requirements;
◦eliminating the need for non-resident individual investors to appoint a representative in Brazil or register with the CVM for certain operations;
◦expanding the use of non-resident checking or payment accounts for financial investments; and
◦removing the requirement to conduct foreign exchange transactions for investment conversions and register these investments with the Central Bank.

Segregate Assets
Law No. 14,031/2020 provides guarantee mechanisms for the financial risks associated with the transfer and settlement of funds between the participants of open-loop payment schemes, particularly issuers and acquirers, to ensure that such funds are received by the merchants, which are the final beneficiaries. Law No. 14,031/2020 was introduced to ensure that, in the event that an issuer or acquirer fails, the merchant receives the values arising from payment transactions carried out with payment cards. The concept of segregate net equity (patrimônio segregado) was introduced by the Payments Industry Law, which created a protection against bankruptcy to the funds held in or that flow through payments accounts, setting forth that funds deposited in prepaid payment accounts are segregated from the payment institution’s own assets. Law No. 14,031/2020 expanded that concept to cover all the funds flowing between participants of an open-loop payment scheme. In addition, to enforce those legal requirements, the payment institution must hold all the funds deposited in the prepaid payment account in certain specified instruments, in either (i) a specific account held with the Central Bank or (ii) federal government bonds, as provided for by Central Bank Resolution No. 300/2023. As of July 2023, balances held in this specific account held with the Central Bank started to be remunerated. PagSeguro Brazil’s activities as a payment institution issuer of electronic currency (prepaid account management) have 100% of all balances maintained in payment accounts invested in such instruments and protected in an eventual PagSeguro Brazil’s bankruptcy scenario.
Virtual Assets
In December 2022, Law No. 14,478 was published, establishing a legal framework for virtual asset services in Brazil, including guidelines for the regulation of virtual asset service providers, or VASPs. Such guidelines include, among others, free competition, protection of personal data, protection of popular savings, consumer protection, and anti-money laundering actions.
Under the new law, VASPs are defined as legal entities that provide, on behalf of third parties, at least one of the following services: (i) exchange between virtual assets and domestic or foreign currency; (ii) exchange between one or more virtual assets; (iii) transfer of virtual assets; (iv) safe-keeping or management of virtual assets or instruments enabling a control over virtual assets; or (v) participation in financial services and the rendering of services in connection with the issue, offering or sale of virtual assets.
Subsequent legislation that came into effect in June 2023 established the Central Bank as the authority in charge of regulating and overseeing the virtual asset market within the scope of the law, with powers, among others, to authorize the operation of VASPs, and confirmed that the powers and authority of the CVM, on the subject remain unchanged. The CVM is tasked with regulating the issuance and offering of those virtual assets classified as securities under Law No. 6,385/1976.
In addition, CVM Resolution No. 175 of December 23, 2022, which became effective in October 2023, defines virtual assets as financial assets, thus allowing the direct investment by investment funds in such assets, as long as they are traded on entities authorized by the Central Bank or the CVM or, for transactions carried out abroad, by a local authority with powers to supervise the relevant transactions, including with respect to market abuse practices, such as money laundering, terrorism financing and financing the proliferation of weapons of mass destruction.
In 2023, the Central Bank launched four public consultations aiming at regulating VASPs, although the applicable regulation has not been published yet. In addition, between December 14, 2023 and January 31, 2024, the Central Bank opened another public consultation, to gather initial input from the market for regulating the activities of VASPs.
Further, in November 2024, the Central Bank launched other public consultations, proposing a regulatory framework for VASPs and the provision of virtual asset services by other institutions authorized by the Central Bank (including multiservice banks and securities broker-dealer firms), focused on (i) the incorporation and operation of VASPs and the regulatory requirements applicable to the offering of virtual asset services by VASPs and other regulated entities, including asset segregation requirements, anti-money laundering rules, and the possibility of engaging foreign custodians; (ii) the authorization and licensing process for VASPs, foreign exchange brokerage firms and securities broker-dealer firms; and (iii) regulating VASPs’ activities in the foreign exchange market, allowing international payments and transfers using virtual assets as a means of settlement and without involving fiat currency conversions, subject to certain restrictions.

Alongside these regulatory developments, as of the date of this annual report, the Brazilian Congress is discussing new proposals for legislative bills that could further regulate the cryptocurrency market. These initiatives include potential reforms to Law No. 14,478/2022, the regulation of stablecoins, and the establishment of legal protections for funds held with VASPs.
Regulatory Capital Requirements for Payment Institutions
In March 2022, the Central Bank published a set of new rules defining the regulation applicable to payment institutions under which prudential conglomerates will be classified into one of the following types:
•Type 1: (a) single institutions authorized to operate by the Central Bank, except for (i) payment institutions; (ii) securities’ brokerage firms; (iii) securities distribution companies; and (iv) foreign exchange brokers; and (b) prudential conglomerates led by an institution authorized to operate by the Central Bank (excluding the entities listed in item “a”);
•Type 2: (a) single payment institutions; and (b) prudential conglomerates led by a payment institution and made up exclusively of: (i) payment institutions authorized to operate by the Central Bank; (ii) payment institutions not authorized to operate by the Central Bank; (iii) entities that acquire credit transactions, including real estate, or credit rights, such as commercial development companies, securitization companies and exclusive purpose companies; (iv) other legal entities whose exclusive corporate purpose is to hold shares in the entities mentioned above in this item (b); or (v) investment funds; and
•Type 3: (a) securities brokerage firms, securities distribution firms and foreign exchange brokerage firms; and (b) prudential conglomerates led by the institutions referred in item (a) above; and (c) prudential conglomerates led by a payment institution not mentioned in Type 2 above.
According to the Central Bank, the concept of regulatory capital applicable to payment institutions was modified in order to ensure greater capacity to absorb unexpected losses. This treatment will consist of deducting certain assets held by the institution from the calculation of regulatory capital that, in situations of financial stress, have little or no value for maintaining the institution’s operation.
Furthermore, the new rules adapt the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for a Type 3 conglomerate, recognizing the peculiarities of the payment services and their differentiated legal status, and giving specific prudential treatment to the risks arising therefrom. In this context, risk weighted assets applicable for payment services risk, or RWAsp, was created, encompassing the activities of acquiring, issuance of electronic currency and provision of payment initiation services.
Regarding prudential segmentation, Type 3 conglomerates will be classified between segments S2 and S5 and will have to comply with the prudential rules of the respective segment, considering the prudential segmentation established by CMN and Central Bank regulations, which categorize financial and payment institutions into different segments based on their size, complexity, and risk profile, allowing a more proportional regulatory approach with respect to prudential requirements. Pursuant to these regulations, the prudential conglomerate made up by BancoSeguro, PagSeguro Brazil, PagInvest and MOIP is classified as Type 3 conglomerate, with PagSeguro Brazil being the leader of a conglomerate in the S3 segment.
Prudential Regulation Referring to Credit, Market and Operational Risk
Between March 2022 and December 2024, the Central Bank issued various resolutions with respect to the prudential regulation referring to credit, market and operational risk, applicable to all institutions authorized to operate by the Central Bank, according to their segmentation, and addressing the following matters, among others:
•implementation of the minimum standard of the Basel Committee for Banking Supervision, or BCBS, for calculating minimum capital requirements related to credit risk according to the standardized approach, or RWAcpad, thereby increasing the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to financial institutions classified in Segment 1 (S1) to Segment 4 (S4), which currently opt for the standardized approach for credit risk;

•reduction in the complexity of internal models for credit risk, or IRB, limiting their scope and increasing the comparability between institutions that adopt such framework, by means of (i) introducing new minimum standards for some parameters; (ii) reducing the set of portfolios eligible for approaches; (iii) introducing a new permanent output floor; and (iv) improving the flexibility in the application process for the use of IRB approaches, which now allows partial permanent adoption by specific portfolios;
•implementation of the second phase of the Central Bank’s market risk framework (the Fundamental Review of the Trading Book – FRTB), establishing the procedures for the daily calculation, using a standardized approach, of the portion of risk-weighted assets, or RWA, related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading portfolio, or RWADRC, by means of (i) separating the calculation of capital requirement of exposures subject to credit risk classified in the trading book from those classified in the banking book; (ii) enabling the elimination of exposure protected by credit derivatives; and (iii) encouraging institutions to include such hedging mechanism in their portfolios, in order to lower effective exposure to risk;
•softening the impact of the operation risk on the capital requirements of supervised entities by replacing the three calculation methodologies for required capital for risk-weighted assets, or RWAopad, currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required;
•establishment of (i) accounting procedures and criteria applicable to financial instruments, hedge accounting, the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; and (ii) parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk; and
•establishment of a transition schedule for incorporating the impacts on regulatory capital due to the new provisioning model based on IFRS 9, as per the recommendations of the BCBS, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9, by partially restoring regulatory capital that may have been reduced due to the shift to the new provisioning model.
Regulation of Credit Cards and Prepaid Payment Accounts
On March 1, 2022, Central Bank Resolution No. 96/2021, which amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts) came into force. Among other measures, Resolution No. 96/2021:
•eliminated the exhaustive list of minimum customer registration information for opening prepaid and postpaid payment accounts, determining that each payment institution will have discretion to determine what information it will require from the customer, depending on its profile;
•introduced new procedures aimed at facilitating requests for prepaid and postpaid payment accounts to be closed;
•classified payment accounts into two types: (i) prepaid payment accounts, which are those where the funds have been deposited into the payment account in advance of the intended payment transaction; and (ii) post-paid payment accounts, which are those where the payment transaction is intended to be performed regardless of whether or not funds have been deposited into the payment account in advance;
•revised the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and tariffs;
•defined minimum provisions that must be included in the account agreements; and
•required institutions to send or make available to the customer, by physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the customer (among the options made available by the institution).

Further, on December 21, 2023, Central Bank issued Resolution No. 365, which amended Resolution 96 and established new requirements for credit card bills and other postpaid instrument invoices, such as presenting information in an orderly form according to groups of information (i.e. highlighted area, payment alternatives and complementary information).
Regulation on Revolving Credit (crédito rotativo) and Installment Credit (crédito parcelado)
On October 3, 2023, Brazilian Federal Law No. 14,690 was published, establishing a new limitation on the interest and financial fees charged over the outstanding balance of credit card invoices that are considered revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito). The CMN and the Central Bank, thus, regulated the limitation provided for in Law No. 14,690/2023.
Under such rules, (i) the total amount of interest and financial charges in connection with revolving credit and/or installment credit cannot exceed the original amount of the debt financed and this limitation applies to all issuers of credit cards and other post-paid payment instruments; (ii) credit card issuers and holders can renegotiate the financing as long as the total amount charged as interest and financial charges applicable to each renegotiation do not exceed the amount of the original debt; and (iii) the original amount of the debt, as well as the total amount charged as interest and financial charges applicable to each financing transaction must be detailed in the respective statements and invoices in connection with the applicable regulations in force.
The new limit on interest and financial charges applies to each new revolving credit transaction or installment credit with interest. In other words, each issuer must have a control per financed transaction (revolving credit or installment credit with interest) to prevent the interest on this transaction from exceeding the interest limit imposed by Law No. 14,690/2023. Also, civil default interest and contractual fines resulting from penal clauses (imposed for late payments), as well as other fees and commissions incident to the financing transaction, are considered in the calculation of interest that will be subject to the limit mentioned therein.
Early Payment of Receivables
The Payments Industry Law prohibits payment institutions such as PagSeguro Brazil and MOIP from performing activities that are exclusive to financial institutions. There is some debate under Brazilian law as to whether providing advances on receivables could be characterized as “lending,” which is an activity that is limited to financial institutions. Similarly, there is some debate as to whether the discount rates applicable to this early payment feature should be considered “interest,” in which case the limits set by Brazilian Federal Decree No. 22,626 dated April 7, 1933, or the Brazilian Usury Law, would apply to these rates.
In this context, on March 28, 2015, the PGBC, issued a legal opinion in which it concluded that: (i) the advance of payments of trade receivables (credit card receivables backed by executed and paid transactions) to merchants relates to the early payment of an obligation and should not be confused with activities of financial institutions; and (ii) discount rates applicable to this prepayment mechanism are subject to the limits set forth in the Brazilian Usury Law. Subsequently, in December 2023, this legal opinion was partially revised, as the PGBC concluded that the limitations set out in the Brazilian Usury Law should not apply to advance transactions carried out by authorized payment institutions.
Further, on June 28, 2024, the Brazilian Usury Law was amended by Law No. 14,905/2024, which expressly states that it does not apply to certain obligations undertaken outside the National Financial System. These include, among others, transactions contracted solely between legal entities and those involving financial institutions and other institutions licensed by the Central Bank.
Operations and Registration of Receivables from Payment Schemes
On December 19, 2018, the CMN and the Central Bank published Resolution No. 4,707/18 and Circular No. 3,924/18, which impose transitional rules regarding credit card receivables and credit operations guaranteed by such receivables, aimed at allowing merchants to offer their future credit card receivables as collateral to their banks for loans. These rules created information exchange obligations between financial institutions and acquirers/sub-acquirers, to facilitate the delivery of information related to merchants’ settlement schedules (agendas de recebíveis). In accordance with these rules, financial institutions must keep acquirers and sub-acquirers informed about credit transactions linked to credit card receivables. Acquirers, in turn, are required to disclose transaction data, such as settlement schedules (agendas de recebíveis), about their respective merchants to (i) financial institutions who have ongoing lending transactions secured by such receivables; and (ii) any other financial institution that is expressly authorized by such merchants to obtain this data.

Subsequently, on June 7, 2021, these rules were replaced by Resolution No. 4,734/19 and Circular No. 3,952/19, as amended, which created new and definitive regulation in order to improve the rules regarding merchants’ credit transactions guaranteed by card receivables and the prepayment and discount of such receivables, increasing competition and thus reducing the cost of credit.
This new regulatory framework brought several relevant changes to transactions involving credit and debit card receivables, including transactions for the early payment of such receivables by acquirers and sub-acquirers, which are subject to new procedures, as well as the assignment of these receivables to institutions that do not belong to the National Financial System.
The general principle adopted by these new rules is that receivables from payment arrangements that are provided as collateral in credit transactions or assigned in discount transactions (desconto de recebíveis) must be registered in a centralized registration system operated by an entity authorized by the Central Bank. The new rules introduced the requirement of a market infrastructure convention, which created a system allowing for the registration of these receivables as financial assets, interoperability, and the exchange of information between the registration systems and market participants.
Resolution No. 4,734/19 requires that the amount of receivables granted as guarantees for a certain credit transaction be reduced, whenever applicable, so that such amount is limited to the outstanding balance of the transaction or to the maximum limit available under a credit line, which is a non-dischargeable credit facility extended by a financial institution on an absolute and unilateral basis.
Banking as a Service Relationship
In October 2024, the Central Bank announced a public consultation proposing a regulatory framework for “banking as a service” (BaaS), with a proposal for a joint resolution of the CMN and the Central Bank to regulate the provision of BaaS services, which is the contractual relationship between a regulated entity (BaaS provider) and a non-regulated entity (BaaS contractor) to offer financial and payment products and services to customers of the non-regulated entity. This business model has been widely adopted in the financial and payments market in recent years and constitutes an important means for product and service innovation and, in particular, to increase the access of the Brazilian population to the banking system (financial inclusion). The proposal, as presented by the Central Bank, seeks to mitigate potential risks related to transparency, rules of conduct, prevention of money laundering and terrorist financing, internal controls and liability for contracted services that could cause losses to consumers and impact the functioning of the National Financial System and the SPB. This public consultation aims to regulate, among other matters (i) minimum contractual requirements; (ii) transparency; (iii) relationship with customers; (iv) regulatory records; and (v) monitoring and control mechanisms to ensure effective compliance with the applicable rules.
In Rem Collateral
On October 30, 2023, Bill of Law No. 4,188/2021, known as the Legal Framework for Guarantees, was sanctioned by the President of Brazil, resulting in the publication of Law No. 14,711. The rule introduces important changes to the legal framework for collateral, and the result is expected to be greater legal security, a reduction in the spread on secured loans and greater availability of credit to borrowers. It mainly aims at tackling the current problem of dead capital in the fiduciary sale of real estate – that is, the impossibility of the same property being used as collateral more than once. Thus, Law No. 14,711 promotes the following changes to Brazilian civil law: (i) allowing a new fiduciary sale of the same property; (ii) the extension of the current guarantee to a new debt; and (iii) the introduction of the collateral agent into the Brazilian legal system. The new law also introduces several improvements related to the perfection and extrajudicial enforcement of collateral, including amendments and revocations of outdated laws, changes to collateral registration rules, and other matters.
Compensation of Senior Management
The CMN and Central Bank have recently published new rules dealing with the compensation of members of the senior management of financial institutions, payment institutions and other institutions authorized to operate by the Central Bank. Under the new rules, securities brokerage firms and dealerships, foreign exchange brokers and payment institutions became subject to the rules on the matter, which previously were only applicable to financial institutions in general. The new regulatory framework mainly maintained the previous guidelines, including the requirement for a compensation policy, the setup of a compensation committee and the disclosure of annual information on the compensation of senior management.

Regulatory Status of PagSeguro Brazil, MOIP, BancoSeguro and PagInvest
BancoSeguro is a financial institution duly authorized by the Central Bank to perform banking operations in accordance with current regulations. It also holds a license from the CVM to provide securities custody services, which was obtained on February 22, 2021 and, as of the date of this annual report, has the following authorizations from the Central Bank:
•authorization to operate as a payment institution, as an issuer of prepaid electronic money, related to (i) the free PagBank digital account, which relates to our rules and our brand; and (ii) to our issuance of PagSeguro electronic currency and prepaid cards, which relates to the third-party payment schemes within which the cards are issued;
•authorization to operate as a payment institution, as an acquirer;
•authorization to conduct activities as a payment institution issuer of post-paid payment instruments (credit cards) within third-party open-loop payment schemes; and
•authorization to operate in the foreign exchange market.
PagSeguro Brazil is a payment scheme owner of a closed-loop payment scheme not forming part of the SPB, which relates to P2P transfers between accounts opened by our clients within the PagBank digital account, using our rules applying to the PagBank digital account and our brand. Since this payment scheme does not form part of the SPB, it does not currently require Central Bank authorization.
In addition, PagSeguro Brazil is a participant of the Pix instant payments scheme and has joined open finance on its phase 3, as an account service provider. As of November 25, 2024, PagSeguro Brazil is qualified and authorized to offer payment initiation services within the Pix instant payments scheme and in the context of open finance. For more information about the Pix instant payment scheme, see “—Developments in the Regulation of the Brazilian Banking and Payments Industries—Instant Payments (Pix).”
On September 29, 2020, PagSeguro Brazil completed the acquisition of MOIP, which is authorized to operate as an issuer of electronic money and as an acquirer as of January 17, 2019.
In March 2023, the Central Bank authorized PagInvest to operate as a securities broker-dealer (corretora de títulos e valores mobiliários) in Brazil. In October 2023, the CVM also authorized PagInvest to provide custody services as a securities broker-dealer. Our investment-related activities in the securities market, currently conducted by BancoSeguro through our investment platform, are being gradually transitioned to PagInvest.
Anti-Money Laundering Rules
We comply with all applicable anti-money laundering rules and have implemented policies and procedures to report suspicious activities to the authorities, including any suspected terrorism financing and other potentially illegal activities.
Our activities in Brazil are subject to Brazilian laws and regulations relating to anti-money laundering, terrorism financing and other potentially illegal activities. These rules require us to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities. We have implemented all the required policies and internal procedures to ensure full compliance with these rules and regulations, including structuring a risk and fraud division led by a risk and compliance officer. Our employees are trained and informed of our policies and internal procedures and their compliance is mandatory and supervised.
The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years, and monetary fines.

The Brazilian anti-money laundering law also created COAF, which is the Brazilian financial intelligence unit that initially operated under the jurisdiction of the Ministry of Finance but that, as of January 2020, has been transferred to the administrative structure of the Central Bank. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange.
On January 23, 2020, the Central Bank issued Circular No. 3,978/2020, establishing a new regulatory framework applicable to the policies, procedures and internal controls to be adopted by financial institutions and other institutions authorized to operate by the Central Bank, in order to prevent the financial system from being used to commit money laundering and terrorist financing crimes. It applies to several activities conducted by regulated entities, such as foreign exchange transactions and payments.
In addition, we are subject to the anti-money laundering rules in the Cayman Islands, which set forth that any person resident in the Cayman Islands that knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, such person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Terrorism Act (As Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Rules on E-Commerce, Data Protection, Consumer Protection, Banking Secrecy and Taxes
We are also subject to laws relating to internet activities and e-commerce, as well as banking secrecy laws, consumer protection laws, data protection laws and regulation, tax laws and other regulations applicable to Brazilian companies generally.
E-Commerce. Internet activities in Brazil are regulated by the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights and obligations relating to internet service providers. This law exempts intermediary platforms such as PagSeguro from liability for activities carried out by their users. Since there are no settled court decisions in this area, however, it is still possible that we may be subject to joint civil liability for activities carried out by our users. However, such exemption is under discussion before the STF, which, as of the date of this annual report, is reviewing the constitutionality of Article 19 of the Brazilian Civil Rights Framework.
Data Protection. The LGPD came into effect in September 2020 (except for its administrative sanctions, which came into effect on August 1, 2021), governing the practices related to the use of personal data, and replacing the sparse and sectoral standards that previously regulated rights to data privacy and protection in Brazil. By creating a microsystem of rules impacting all sectors of the economy, the LGPD provides a specific legal framework to be observed in personal data processing operations. Among other provisions, the LGPD establishes (i) the rights of data subjects; (ii) the legal bases applicable to the processing of personal data; (iii) the requirements for obtaining consent on the use of such data, when applicable; and (iv) the obligations and requirements relating to security incidents and leaks and data transfers. The LGPD also authorized the creation of the ANPD, which was implemented in November 2020, and is the entity responsible for regulating and supervising the application of the LGPD and other data protection laws, as well as imposing sanctions in the event of noncompliance with the legal rules and obligations.

Pursuant to the LGPD, personal data subjects are entitled to the following rights, which we must ensure: (i) to obtain confirmation of existence of personal data processing; (ii) to access their personal data; (iii) to correct all incomplete, inaccurate or outdated personal data; (iv) to carry out portability processes to transfer personal data to another service or product, in accordance with the additional regulations to be set forth by the ANPD; (v) to request the deletion of processed personal data based on consent, or the right to revoke their previously given consent; (vi) to obtain information on government and private-sector entities with whom those responsible for data processing have shared their data; (vii) to be allowed to deny consent to personal data processing and to be advised of the consequences of that denial; and (viii) to request the review of decisions made solely based on automated processing. The LGPD also establishes that the following information must be provided to data subjects, including through privacy notices: (i) the specific purpose of such processing; (ii) processing methods and duration; (iii) the identity of the data controller; (iv) the contact information of the data controller, as well as the name and contact information of the data protection officer; (v) information with regards to the sharing of personal data with third parties and its purpose; (vi) description of responsibilities, particularly the responsibilities of the processing agents involved; and (vii) expressly inform the data subjects’ rights set forth in the LGPD.
Further, on February 27, 2023, the ANPD issued the dosimetry regulation, which establishes the criteria to be used when any administrative sanctions are applied. Although the regulation still includes some vague definitions (such as what entails large-scale data processing), it clarified the elements ANPD considers when analyzing a data-related incident, such as recurrence (incidents up to five years apart), good faith, cooperation, transparency, proportionality and the adoption of best practices and governance policies. According to the regulation, any administrative sanction applicable to any violation of the LGPD will depend on: (i) the classification of the infraction as “slight,” “medium” or “serious”; and (ii) ANPD’s understanding of the proportionality of the sanction in relation to the infraction committed.
In addition, on August 23, 2024, the ANPD issued the Regulation on International Data Transfers, regulating Articles 33 to 36 of the LGPD, establishing rules and mechanisms for the international transfer of personal data, ensuring adequate protection in cross-border data flows. Most of the regulation is dedicated to establishing Standard Contractual Clauses (SCCs), glimpsing through regulations on binding corporate rules (BCRs), and other safeguards for lawful data transfers, in addition to introducing specific compliance requirements for organizations transferring personal data outside Brazil, including risk assessments and accountability measures. Although the regulation defines the criteria for recognizing the adequacy of other countries, international organizations, or certification frameworks, it has not yet been implemented by the ANPD, so no country or international organization has been dully recognized or registered before the ANPD.
As per the LGPD, we must also provide a secure environment for our users. Investing in technical and administrative maintenance for information security and personal data protection will also be necessary, including to support our corporate governance structure for personal data protection. In addition, under the LGPD, we have a legal duty to maintain a communication channel with data subjects whose data we process, including our users and partners.
If our operations and business model are not in compliance with the LGPD’s rules, we may be subject to (i) formal warnings; (ii) public sanctions; (iii) the deletion of data or the suspension of data processing activities; (iv) a fine equal to up to 2% of our gross sales, or the gross sales of our economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50.0 million per violation; and (v) administrative sanctions by public entities and regulatory bodies that govern personal data, consumer protection and public interests, among other sanctions. In addition, we may be held liable for (i) individual or collective material moral damages caused by our failure to meet any of the obligations set forth by the LGPD; and (ii) paying damages to users harmed by violations of their rights as personal data subjects, such as their rights to transparency, in that they may obtain information regarding the processing of their personal data and other rights set forth in the LGPD.
Noncompliance with any LGPD provisions may lead to the following: (i) individual or class actions being filed seeking damages due to breaches not only of the LGPD, but also of any sparse and industry-specific data protection laws still in force; and (ii) the imposition of the penalties set forth by the Consumer Protection Code and the Civil Framework for the Internet by certain consumer protection agencies, as they have been acting in this regard well before the effectiveness of the LGPD, administrative penalties levied by the ANPD, particularly in cases of violations of the LGPD.

Consumer Protection. Law No. 8,078/1990, known as the Consumer Protection Code, regulates consumer relations in Brazil, including matters such as: (i) commercial practices; (ii) product and service liability; (iii) situations in which suppliers of products or services are subject to strict liability; (iv) the reversal of the burden of proof so as to benefit consumers; (v) the joint and several liability of all companies within a supply chain; (vi) unfair contract terms; (vii) advertising; and (viii) information on products and services that are offered to the public. Consumers have the right to receive clear and accurate information regarding retail products and services, with correct specification of characteristics, structure, quality, price, risks, and consumers’ rights to access and amend personal information collected about them and stored in private databases.
The Consumer Protection Code also sets forth specific rules and procedures regarding the relationship between customers and users of products and services with financial and payment institutions authorized to operate by the Central Bank. In 2021, the CMN and the Central Bank enacted Resolution No. 4,949/2021 and Resolution 155/2021, respectively, aiming at ensuring a fair and equitable treatment at all stages of the relationship with the institutions providing financial and payment services, as well as a convergence of the interests of the providers with those of their consumers. Furthermore, on December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8, which came into effect on July 1, 2024 and requires the institutions authorized to operate by the Central Bank to adopt financial education measures designed for their clients and users that are natural persons, including individual entrepreneurs, by means of the publication of a financial education policy, the provision of financial education content and tools in an appropriate language, channel and timing, considering the characteristics and needs of their clients and users.
Banking Secrecy. Customer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the Internet and bank secrecy laws (Complementary Law No. 105/2001, which had its provisions extended to payment institutions through Article 17 of CMN Resolution No. 4,282/2013).
Taxes. We are subject to tax laws and regulations, as well as related interpretations and tax accounting standards in Brazil, the Cayman Islands, and the United States. In Brazil, we are subject to federal, state and municipal taxes on our activities and services rendered. The main Brazilian taxes that are incident on our operations are the following:
Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL). The IRPJ and CSLL are corporate income taxes levied on profit before income tax and social contribution. The combined nominal rate of IRPJ and CSLL varies between 34% to 45% depending on the business line of our operations.
Federal Social Contribution (Programa de Integração Social, or PIS, and Contribuição para o Financiamento da Seguridade Social, or COFINS). PIS and COFINS are levied on gross revenue, and the combined nominal rate of these contributions varies between 4.65% and 9.25% depending on the business line of our operations.
Municipal Tax (Imposto sobre Serviços, or ISS). At the municipal level, we are subject to the payment of ISS, which is incident on rendered services. The ISS varies between 2% and 5% according to the service rendered.
Tax on Financial Transactions (Imposto sobre Operações Financeiras, or IOF). The IOF is levied on certain financial transactions, such as loans, foreign exchange operations, insurance, and securities, as well as operations with gold (as a financial asset) and foreign exchange instruments. The IOF tax rate may vary according to the nature of the transaction.
Taxation of Investment Funds. Law No. 14,754 of December 12, 2023 (Law No. 14,754/2003) imposes that from 2024 onwards, the earnings derived from any investment in closed-end Funds for Investment in Receivables (Fundos de Investimento em Direitos Creditórios), or FIDCs, shall be subject to a semi-annual tax due on the last business day of May and November, at a rate of 15%, irrespective of actual distributions, unless those FIDCs qualify as investment entities (as defined by Law No. 14,754/2023 and CMN Resolution 5,111/2023). PagSeguro Brazil’s FIDCs administrator has indicated that FIDM and Fundo de Investimento em Direitos Creditórios – PagSeguro, or PagSeguro FIDC, qualify as investment entities according to Law No. 14,754/2023 and CMN Resolution 5,111/2023, and therefore Law No. 14,754/2023, should not impact our business.

Furthermore, according to Article 219, Paragraph 6, of LC 214/25 (reform on consumption), FIDCs that assign receivables from payment arrangements are considered taxpayers of the IBS and CBS, unless classified as investment entities (as defined by Law No. 14,754/2023 and CMN Resolution 5,111/2023). This legal provision has significant impacts on FIDCs, given that these investment funds were not previously considered taxpayers of consumption-related taxes. However, considering that the administrator of FIDM and PagSeguro FIDC has indicated that those entities qualify as investment entities according to Law No. 14,754/2023 and CMN Resolution 5,111/2023, FIDM and PagSeguro FIDC should not be considered as a taxpayers of the IBS and CBS.
Transfer Pricing. In 2023, Brazil adopted new transfer pricing regulations through Law No. 14,596/23 and Normative Ruling No. 2,161/23. Brazilian companies are now required to comply with the arm’s length standard in transactions carried out with related parties abroad (rather they relate to commercial or financial transactions or to corporate restructurings in general) or even non-related parties when the counterpart is located in a jurisdiction classified as a tax haven under Brazilian law.
Pillar 2. Law No. 15,079/24 created a CSLL Surcharge as a domestic minimum tax, or DMTT, in line with the Organization for Economic Co-Operation and Development, or OECD, and G20’s Global Anti-Base Erosion (GloBE) Rules. Following Pillar 2 Model Rules, the CSLL Surcharge targets large multinational groups to prevent tax base erosion and ensure a minimum 15% tax rate on profits. This measure supplements Brazil’s new transfer pricing rules and affects multinational groups with revenues over EUR 750 million. Key provisions of Law No 15,079/24 include: (i) CSLL Surcharge: the surcharge ensures the 15% minimum effective tax rate for multinational groups; (ii) scope: applies to large multinational groups, including domestic companies; (iii) Substance-Based Income Exclusion: reduces the tax burden on capital-intensive and labor-intensive profits; (iv) Effective Tax Rate Calculation: ensures that the 15% rate is met, with a surcharge if necessary; (v) Loss-Making Entities: specific rules for deferred tax assets (DTA) and loss-carryforwards; (vi) penalties: strict penalties for non-compliance, reinforcing the need for rigorous data submission; (vii) federal revenue regulation: Normative Instruction No. 2,228/2024 provides further guidance, including on currency conversion, profit adjustments, and the effects of corporate restructurings.
Brazilian Tax Reform on Consumption. On December 20, 2023, the Brazilian Congress passed a tax reform on consumption aimed at simplifying the Brazilian tax framework, providing for, among other things, (i) the removal of five taxes (except in limited circumstances), including the existing VAT known as ICMS, the ISS, the tax on manufactured products, or IPI, PIS and COFINS, and (ii) the creation of two new VATs, namely the state/municipal IBS, and the federal CBS. Tax collection on the new VATs will be implemented by taxing consumption (rather than a tax on production and/or revenue, as in the prior system). The reform will be implemented over a transitional period of eight years, beginning in 2026. Initially, the CBS and IBS will be introduced at rates of 0.9% and 0.1%, respectively. These rates will gradually increase, with the phasing out of the PIS, COFINS and IPI starting from 2027. By 2029, the ICMS and ISS will be gradually reduced, and the rates for CBS and IBS will continue to increase, with full implementation expected in 2033.
The overall tax rate after the implementation of the tax reform has not been determined but it is likely to range between 26% and 28%. Taxpayers will be entitled to financial tax credits on all acquisitions and will levy the new taxes (IBS and CBS) in favor of the municipality where the buyer is located. The approved text of the tax reform also provides authorization for the Brazilian government to introduce a selective tax on goods and services that are harmful to health and/or the environment. Specific regimes will also be applied to sectors expressly listed in the Brazilian Constitution, with rules that will be regulated by a specific law (e.g., fuel, financial services and others).
In addition, upon implementation of the tax reform, electronic payment service providers participating in a payment arrangement must, at the time of financial settlement, withhold the IBS and the CBS due on the transaction underlying the processed payment and transfer the applicable taxes to the Brazilian government. The IBS and CBS steering committee and Brazil’s Internal Revenue Service are expected to issue additional regulations to clarify how the split payment system will be implemented and operated. The overall expectation is that this mechanism will be challenging for both the Brazilian government and payment service providers.
The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to regulation of business, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry.”

Cybersecurity Regulation
Financial institutions and payment institutions in Brazil are subject to specific cybersecurity and cloud outsourcing regulations to ensure the integrity and security of their internal controls. Key among these regulations is CMN Resolution No. 4,893/2021 and Central Bank Resolution No. 85/2021, mandating the establishment of a cybersecurity policy and establishing guidelines for outsourcing data processing, storage and cloud computing services. Additionally, CVM Ruling No. 35/2021 outlines the necessary cybersecurity and data protection standards for security transactions in regulated markets. By December 2021, institutions were required to be fully compliant, including having policies and response plans for cybersecurity incidents. Data processing and storage can occur both within and outside Brazil, provided the Central Bank retains access to overseas data for inspection. Any relevant agreements that are entered into providing for processing services must be reported to the Central Bank within ten days of its execution. Also, if processing, storage and cloud computing services are to be provided abroad and classified as “relevant” by the contracting regulated institution, additional regulatory requirements apply. In these scenarios, if there is no agreement to exchange information between the Central Bank and the supervisory authorities of the countries where the services will be provided, prior authorization from the Central Bank will be required for contracting the service and to implement certain changes to the terms of the agreement.
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
Regulation on Environmental, Social and Climate Risks
The Central Bank has issued a series of new regulations and standards focusing on the management and governance of social, environmental and climate risks. These regulations apply to financial institutions’ products, services and activities, as well as those of their counterparties, controlled entities, suppliers and outsourced service providers. Key regulations include provisions on (i) definition and management of social, environmental and climate risks; (ii) continuous risk management; (iii) updating the Social and Environmental Responsibility Policy (Política de Responsabilidade Socioambiental), or PRSA, to include climate aspects and reduce the review period from five to three years; (iv) regulation on the remittance of information regarding social, environmental and climate risks related to exposures in credit and securities transactions, as well as those of the respective debtors under these transactions, including information such as identification, economic sector, risk aggravating and mitigating factors; (v) regulating, for both financial institutions and payment institutions, the general criteria for the preparation and disclosure of individual and consolidated financial statements, including sustainability-related financial information, adopting the technical pronouncements of the Brazilian Sustainability Pronouncements Committee (Comitê Brasileiro de Pronunciamentos de Sustentabilidade), or CBPS, which follow the same parameters as IFRS S1 and S2, among others.
Additionally, in line with the “Sustainability” pillar of the “Agenda BC#” and following certain Central Bank public consultations, new rules were published to improve disclosure and governance related to social, environmental and climate risks. These rules aim to align national regulations with international ESG standards, including the recommendations of the Task Force on Climate-related Financial Disclosures. Notably, Resolution No. 139 mandates the annual publication of the Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas), or the GRSAC Report, by financial institutions classified in S1, S2, S3 or S4, detailing social, environmental, and climate risks and opportunities, which must be published annually with the base date of December 31, within a maximum period of 90 days from December 31, and made available on their websites for a period of five years.
On March 6, 2024, the SEC adopted final rules requiring significant climate-related disclosures by public companies, including evaluation and disclosure of material climate-related risks and opportunities, GHG emissions inventory, climate-related targets and goals, and financial impacts of physical and transition risks, or the SEC Climate Rules. A large number of petitions that seek judicial review of the SEC Climate Rules have been filed. On April 4, 2024, the SEC voluntarily stayed implementation of these new rules pending completion of judicial review of consolidated legal challenges by the Court of Appeals for the Eight Circuit.

4C. Organizational Structure
We are a subsidiary of UOL, a Brazilian privately held Corporation founded in 1996 and Brazil’s largest internet content, digital products and services company. The chart below shows our corporate structure, including our wholly-owned subsidiaries and our other direct and indirect subsidiaries, as of the date of this annual report. For more information on our subsidiaries, see Exhibit 8.1 to this annual report and Note 4 to our audited consolidated financial statements.

(*)    Shares delivered under the LTIP and LTIP-Goals, which also composes PagSeguro Digital Ltd.’s float.
(**)    Refers to total capital; UOL directly holds 86.84% of our voting capital.
(***)    For more details on our subsidiaries, see “Item 4A. History and Development of the Company.”

4D. Property, Plant and Equipment
Our Facilities
We do not own any real estate. We lease our head office directly from a third-party and we directly rent a number of other smaller offices in Brazil directly from third parties. For our other office space and the operations center in São Paulo, we either lease the space on market terms on an arm’s-length basis from UOL or its affiliates, or we use the space provided by UOL or its affiliates on a cost-sharing basis through an expense apportionment agreement entered into between us and UOL or the relevant affiliate. For more information on this agreement, see “Item 7B. Related Party Transactions—Agreements with UOL and UOL Subsidiaries—Cost-Sharing Agreements.” We also lease other office for our subsidiaries.
Other Equipment
The majority of our equipment consists of POS devices, which made up 87.7% of our equipment costs in 2024. The rest of our equipment consists of data processing equipment, machinery, building leasing, facilities and furniture and fittings.

Intellectual Property
The protection of our trademarks, copyrights, logos, service marks, trade dress, domain names, patents and trade secrets is critical to our future success. We rely on a combination of trademark, copyright, service mark, patent and trade secret laws, administrative procedures and contractual restrictions to establish and protect our proprietary rights in our products and services. We have entered into confidentiality and invention assignment agreements with our employees and certain outside contractors as well as have entered into non-disclosure agreements with our employees, strategic partners and some suppliers in order to limit access to and disclosure of our proprietary information and technology.
We actively pursue registration of our trademarks, copyrights, logos, service marks and domain names. We have registered or applied for registration of trademarks with the Brazilian National Institute of Industrial Property (Instituto Nacional da Propriedade Industrial), or INPI, including, among others, the trademarks and logos of “PagSeguro,” “PagBank,” “Moderninha,” “Minizinha,” “PlugPag,” “PagInvest” and “PagVendas.” We have also registered several domain names with NIC.br, Brazil’s internet domain name registry, and domain registrars in the United States and elsewhere, including “pagseguro.com.br,” “pagseguro.com,” “moderninha.com.br,” “moderninhapro.com.br,” “moderninhax.com.br,” “moderninhaplus.com.br,” “moderninhapro2.com.br,” “moderninhasmart.com.br,” “minizinha.com.br,” “minizinhachip.com.br,” “minizinhanfc.com.br,” “boacompra.com.br,” “pagbank.com.br,” “pagbank.com,” “paginvest.net” and “paginvest.com.br.” We own or have the right to use all of the material intellectual property that we use.
For information about risks affecting our intellectual property, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—We have only a limited ability to protect our intellectual property rights, which are important to our success.”
Licenses and Contracts
Visa and MasterCard
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
Other Licenses
We operate software products under licenses, including certain open-source licenses, from our vendors, including, among others, Verifone, Oracle, Feedzai and Cisco. Even if any such third-party technology did not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed in every case.
License of our Proprietary Rights to Our Clients
The standard online contract entered into between us and our merchants when they open a free PagBank digital account provides a limited, non-transferable license to certain of our proprietary rights, such as our name and logo, for use by our merchants for commercial purposes. We expect to continue this practice in the future as part of our marketing strategy. While we attempt to ensure that our licensees maintain the quality of the PagSeguro brand, they may take actions that could materially adversely affect the value of our proprietary rights or reputation.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3D. Risk Factors.”
5A. Operating Results
Principal Factors Affecting Our Financial Condition and Results of Operations
We believe our operating and business performance is driven by various factors that affect the global and Brazilian economy, the Brazilian digital payments market, trends affecting the broader Brazilian financial technology solutions industry and trends affecting the specific markets and customer base that we target, particularly micro-merchants and SMEs in Brazil. The following key factors may affect our future performance.
Adoption of Our Digital Payment Services and POS Devices, and Usage of Our Early Payment of Receivables Feature
We believe our digital platform, digital payment services and POS devices are the foundation of our relationship with our clients. We generate revenue through the commissions and other fees that we charge for electronic payment intermediation, as well as fees for other services and revenues from the provision of POS devices and related items. In addition, we generate financial income through the early payment of receivables feature that we offer our merchant clients. We intend to continue to drive growth in our digital payment services, POS devices and early payment of receivables feature by scaling our solutions to meet the needs of our clients.
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
Increased Use of Credit and Debit Cards and Expanded Digital Payments Network
The results of our operations depend significantly on the use of credit and debit cards to make digital payments in Brazil. According to ABECS, credit, debit and prepaid cards transactions accounted for 58% of household consumption in 4Q2024 in Brazil, totaling R$3.1 trillion. Credit, debit and prepaid cards transaction volume in Brazil has increased at a compound annual growth rate, or CAGR, of 18% from 2018 to 2024 according to ABECS, in which 67% of the transactions volume corresponds to credit card transactions and 24% corresponds to debit card transactions. According to ABECS estimates, 2025 is expected to have between R$4.51 and R$4.60 trillion in card volume, representing an increase of 9% to 11%.

According to ABECS, online purchases made up only 34% of the total credit card transactions volume in Brazil in 2024, an increase of 1 p.p. from 33% in 2023, illustrating the potential for expansion of online payments in Brazil.
Our results of operations depend in part on consumers’ widespread acceptance and use of the internet as a way to conduct commerce and financial transactions. E-commerce is also under penetrated compared to e-commerce levels in more developed economies. According to eMarketer, Brazil’s e-commerce totaled approximately US$76 billion (R$470.6 billion) in 2024 and accounted for 11.0% (an increase from 6.0% in 2019) of the US$696 billion (R$4.3 trillion) in retail sales for the year, compared to 20.1% worldwide in 2024. Purchases made through mobile devices (m-commerce) reached approximately US$47 billion (R$291.0 billion) and accounted for 62% (from 39% in 2019) of all online (e-commerce) retail sales in Brazil in 2024.
Since we view commerce via mobile devices as a key driver of growth going forward, we focus on maintaining a mobile-first digital platform, and we design our solutions on a mobile-first basis so that our merchants can be always self-sufficient.
Latin America’s retail industry proved resilient amid two years of market volatility caused by the pandemic. By the end of 2021, retail sales had substantially recovered from 2020 and, according to eMarketer, retail e-commerce sales in Latin America are expected to grow at a double-digit annual rate until 2026.
In 2024, considering the worldwide economy, total retail sales increased 4.3%, retail e-commerce sales grew 8.4% and retail m-commerce sales grew 9.8%. In its turn, in Latin America, total retail sales increased 4.3%, retail e-commerce sales grew 11.5% and retail m-commerce sales grew 13.5%.
In addition, according to eMarketer’s Latin America Mobile Payment Users report, contactless payment penetration in Brazil reached 49% of smartphone users in 2024. This is higher than the penetration rate in Mexico (18%). According to ABECS, contactless payment in Brazil account for 67% of all in-person transactions, with 65% of the population using this payment method daily.
Furthermore, according to the most recent data included in The Global Payments Report 2024 by Worldpay, consumer use of credit cards remains strong, while sources of credit are diversifying and they are increasingly paying via credit card funded digital wallets, buy now, pay later, or BNPL, and POS financing offered by banks, fintechs and merchants. For Latin American countries, they expect that digital wallets will increase from 21% to 28% of e-commerce payment volumes by 2027, surpassing the share of credit cards (which will decrease from 35% to 26%). Globally, digital wallets are extending their omnichannel dominance, being already the leading payment method and remaining among the fastest growing methods. The projections are that digital wallets will increase from 50% to 61% of global e-commerce payment volumes by 2027 with decline in credit cards (from 22% to 15%) and debit cards (from 12% to 8%). Nevertheless, digital wallets and credit and debit cards will still account for over 80% of e-commerce global spend by 2027. BNPL is expected to grow in transaction value at a 9% CAGR to 2027.
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

Marketing and Advertising
For information regarding our marketing and advertising, see “Item 4B. Business Overview—Sales and Marketing.”
Merchant Size
We benefit from our primary focus on micro-merchants and SMEs, who we believe were overlooked or underserved by incumbent payment providers and large financial institutions in Brazil before PagSeguro. As our existing merchants grow and as we serve increasingly larger merchants, we expect our TPV to grow accordingly, while we will remain focused on micro-merchants and SMEs. In addition to payments solutions, we are serving our micro merchants and SMEs with evolving day-to-day banking solutions, that should increase the revenue and profitability of our client base. Serving an increasing number of larger merchants also presents an opportunity to cross-sell value-added services and features such as accounting reconciliation, which generate incremental revenues and margin with low or no customer acquisition costs.
Consumer Adoption of Our Products and Services
Many of our products and services reach consumers directly. Our complete and free of charge digital banking solutions is an attractive alternative for consumers who do not have bank accounts or are underserved by traditional banking institutions, with such consumers already representing almost half of the PagBank active customer base. We have made significant investments in the development of our complete and free of charge digital banking solutions, and our ability to grow our consumer network going forward will be important for strengthening our ecosystem and driving our growth.
According to the SEBRAE report published in 2021 (Pesquisa SEBRAE Uso da Maquininha), 56% of small entrepreneurs in Brazil have POS devices, of which PagSeguro holds the market leadership with 34% of these POS devices. According to the same report, PagSeguro is the leader among MEIs, with 37%, surpassing the other four competitors combined. Furthermore, according to the same report, 60% of entrepreneurs are served by only one acquiring company. This illustrates the potential for us to provide additional financial services in this segment, which is underserved by the banking sector. We believe that a significant portion of this underserved sector is due to the number of unbanked and underbanked people, who constitute one of the main target sectors for us.
According to data provided by the IBGE’s PNAD, the Central Bank (Cadastro de Clientes do Sistema Financeiro) and internal estimates, 2.3 million Brazilians of working age (1.3% of all Brazilian adults) still did not have a bank or relationship bank account (unbanked) in December 2023. Another estimated 20 million (11.4% of all Brazilian adults) have incomplete or inadequate access to financial services (underbanked) and only possess savings accounts or basic bank packages for payroll or deposit accounts. Accordingly, 22.3 million individuals (13% of Brazilian adults) are underbanked in Brazil, reinforcing the still existing potential for innovative digital banks to compete with incumbents.
The high level of underbanked individuals in the Brazilian population is amplified among the lower income classes in Brazil. According to data provided by the Central Bank (REB - 2023), 12.3% of the adult population, or 21.3 million people in Brazil do not have an active relationship with banks, which reaffirms the understanding that there is still room for financial inclusion in Brazil and potential for innovative digital banks to compete with incumbents.
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

Inflation
Inflation, government policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty in Brazil. According to IPCA, Brazilian inflation rates was 5.48% in March 2025 considering the accumulated inflation for the last 12 months, and 4.83%, 4.62% and 5.79% in 2024, 2023 and 2022, respectively. The SELIC rate, the Central Bank’s overnight rate, was 12.25%, 11.75% and 13.75% for the twelve months ended in 2024, 2023 and 2022, respectively. The interest rates have been volatile in the past years in Brazil, with periods of increase, decrease and stability of the SELIC rate. From January 2022 until August 2022, the SELIC rate increased, reaching 13.75%, and remained stable until July 2023. From August 2023 until May 2024, the SELIC rate decreased, reaching 10.5%, and remained stable until September 2024. Following such period of stability in 2023, the SELIC rate has been increasing and, as of the date of this annual report, it is 14.25% following the last meeting of COPOM on March 19, 2025. For more information, see “Item 3D. Risk Factors—Risks relating to Brazil—Ongoing political instability in Brazil may adversely affect our business, results of operations and the trading price of Class A common shares” and “Item 3D. Risk Factors—Risks Relating to Brazil—Inflation and certain measures by the Brazilian government to curb inflation have historically affected the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could adversely affect our business and the price of our Class A common shares.”
Inflation has a direct effect on our contracts with certain suppliers, such as telecommunications operators, whose costs are indexed to the IPCA, and data processors, whose labor costs are adjusted according to inflation. While inflation may cause our suppliers to increase their prices, we are generally able to offset this effect by increasing the prices we charge for our products and services. Inflation also impacts our revenues from merchants. When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect our revenue if it results in a reduction in the number and volume of transactions. However, if our merchants raise their prices due to inflation, the amount we receive on each transaction also increases.
Pricing and Revenue Mix in Our Payment Processing Services
We generate revenue in the form of commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards, as well as fees for other services. Credit and debit cards generate commissions in the form of the merchant discount rate, or MDR, which is a commission withheld by us from the transaction value paid to the merchant. The MDR we charge may vary over time and we may make different commercial offers for different services or for larger clients. However, overall, the MDR for debit cards is lower than that for credit cards. Our current standard MDR rates start from 1.99% for POS debit card transactions. The MDR rates for credit card transactions vary according to whether the merchant has opted for the same-day, or 14-day or 30-day payment service under our payment date election service. For merchants who select the same-day payment date election, the standard MDR starts from 4.99% for POS credit card transactions not paid in installments and 5.59% for POS credit card transactions paid in installments. For merchants who select the 14-day payment date election, the standard MDR starts from 3.99% for POS credit card transactions not paid in installments and 4.59% for POS credit card transactions paid in installments. For merchants who select the 30-day payment date election, the standard MDR is 3.19% for POS credit card transactions not paid in installments and 3.79% for POS credit card transactions paid in installments. For online transactions, the standard MDR starts from 3.99% for merchants who select the 14-day payment date election or who have a verified account and select a two-day payment date election, and 3.19% for merchants who select the 30-day payment date election. Payments made using meal voucher cards and other payment methods generate per-transaction or percentage commissions at various rates. Our revenues are therefore impacted by the mix of these types of services that we sell, as well as any changes in the pricing for each service.
We face competition in all of our payment services and provision of POS devices, and we expect this competition to intensify in the future. For further information, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Increasingly intense competition may harm our business.” In addition, we currently offer lower pricing to certain of our clients who generate higher TPV, and we may be required to extend this pricing to other clients as our merchant base expands to include a greater proportion of larger merchants.

Financing of Our Early Payment of Merchants’ Receivables Feature
We receive significant financial income from offering our merchants the option to obtain early payment of their receivables from credit card installments. We incur significant financial expenses in order to maintain this optional feature and we fund this feature (i) principally by obtaining early payment of note receivables due to us from the card issuers and acquirers, enabling us to provide the related early payment to merchants, as well as (ii) through our general third-party borrowings, issuing CD’s or other financial options through BancoSeguro or PagSeguro and own capital. Our ability to maintain adequate funding for the early payment feature is important for our operations and future income generation. For further information, see “—Principal Components of Our Results of Operations—Financial Expenses.”
Interchange Fees
We rely on card issuers and card schemes to process our transactions, and we are required to pay fees for this service. In addition, although we are accredited as an acquirer. From time to time, card schemes such as MasterCard and Visa may increase the interchange fees that they charge for each transaction using one of their cards. Credit card schemes have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. In addition, card schemes have imposed and may again impose special assessments for transactions that are executed through a “digital wallet,” and these fees could particularly affect us and significantly increase our costs. Although our standard contract with our merchant clients allows us to adjust our rates and tariffs at our discretion by notice to the merchant, our ability to vary our pricing remains subject to a variety of factors, including competition from other payment providers, market conditions and, in certain cases, direct price negotiations with the merchant. As a result, we may not necessarily be able to pass through all interchange and processing fees to our merchant clients and increases in these fees may therefore increase our cost of sales and services and reduce our margins.
In connection with our acquiring business operations, the interchange fee, which we record as Transaction costs within Cost of sales and services, has the potential to affect our margins. An increase in interchange fees will result in an increase in our Cost of sales and services and if we cannot pass the interchange fees onto customers via a corresponding increase in MDR, our margin will also be affected. Currently, the difference between interchange fees and the MDR we charge is less for debit card transactions than for credit card transactions, so our margins on credit card transactions are greater. We cannot predict if or when the card schemes will increase their interchange fees, or what the amount of any such increases may be. For further information, see “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—We partially rely on card issuers or card schemes to process our transactions. Changes to credit card scheme fees, rules or practices may harm our business.”
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
The recent economic instability in Brazil as well as a deteriorating political environment have contributed to a decline in market confidence in the Brazilian economy. For more information, see “Item 3D. Risk Factors—Risks Relating to Brazil—Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.”
The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Years Ended
	December 31,
	2024	2023	2022
Real growth (contraction) in GDP	3.4%	3.2%	3.0%
Inflation (IGP-M) (1)	6.5%	-3.2%	5.5%
Inflation (IPCA) (2)	4.8%	4.6%	5.8%
Long-term interest rates – TJLP (average) (3)	6.9%	7.1%	6.8%
CDI interest rate (average) (4)	10.8%	13.2%	12.4%
LIBOR (5)	R$5.50	R$5.39	R$4.76
Period-end exchange rate—reais per US$1.00	R$6.19	R$4.84	R$5.22
Average exchange rate—reais per US$1.00 (6)	R$5.39	R$5.00	R$5.17
Change in average exchange rate of the real vs. US$	0.3%	-0.1%	0.0%
Average unemployment rate (7)	6.9%	8.0%	9.5%

Source: FGV, IBGE, Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index (Índice Geral de Preços – Mercado) measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo) (average of monthly rates for the period).
(4)	The CDI interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average U.S. dollar three-month London Interbank Offer Rate.
(6)	Average of the exchange rate on each business day of the period.
(7)	Average unemployment rate for year as measured by the IBGE.
Despite the positive GDP growth, the political environment remains characterized by high levels of uncertainty and instability. For further information, see “Item 3D. Risk Factors—Risks Relating to Brazil—Ongoing political instability may adversely affect our business, results of operations and the trading price of our Class A common shares.”
Our business has grown rapidly, driven by new clients and increased TPV, with our total revenue and income increasing to R$18,809.6 million in 2024 from R$15,948.4 million in 2023 and R$15,334.9 million in 2022. In addition to continuing to grow our client base, we believe that our business model will allow us to benefit from Brazil’s economic growth potential, particularly among micro-merchants, SMEs and individuals without bank accounts or underserved by traditional banking institutions.
Seasonality
For information regarding our seasonality, see “Item 4B. Business Overview—Seasonality.”

Principal Components of Our Results of Operations
The following is a summary of the items comprising our statements of income:
Total Revenue and Income
Our total revenue and income consist of the total of our revenue from transaction activities and other services, financial income and other financial income.
Revenues
We generate revenues from transaction activities and other services. In each case, our revenues consist of gross revenues less deductions from those revenues.
Revenue from Transaction Activities and Other Services
Our revenue from transaction activities and other services consists of gross revenue from transaction activities and other services, less deductions from those gross revenues.
Our main source of gross revenue from transaction activities and other services is commissions and fees on the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal voucher cards and fees for other services. We have the primary responsibility for providing the services to our clients and we also directly set the prices for such services, independently from the related transaction costs agreed between us and the card schemes or card issuers. Since we have primary responsibility for providing our merchant clients with the intermediation service, and we have price discretion to adjust the rates and tariffs we charge merchants, we are the principal in the intermediation transaction. We therefore recognize our transaction fees as revenue on a gross basis, and we recognize the transaction costs separately as discussed below. This line item also includes the fees we charge for other services, such as revenues received from the one-time and non-refundable membership fee in order to simplify inventory control and the acquisition of POS devices by our clients and revenues from credit operations. We also recognize revenue earned on a daily pro-rata basis. Revenue from credit operations due and overdue before entering in stop accrual is recorded in revenue from transaction activities and services. After stop accrual, income will only be recognized when actually received. We recognize revenues from these commissions and fees when the purchase is approved by the card issuer, in the case of cash-in payments made via payment cards; when the transaction is carried out, in the case of payments made via other cash-in payment methods; or in the case of services, when the service, is rendered.
Our membership fee arrangement is currently for an indeterminate period and does not change the way our clients access our POS devices. We currently offer the Minizinha NFC for a price of 12 monthly installments of R$1.39, the Minizinha Chip 3 (which we launched in July 2019) for a price of 12 monthly installments of only R$5.80, the Moderninha Plus for a price of 12 monthly installments of R$4.99, the Moderninha Pro 2 (which we launched in December 2019) for 12 monthly installments of R$11.99, the Moderninha Smart (which we launched in October 2018) for 12 monthly installments of R$24.90, and the Moderninha X (which we launched in October 2019) for a price of 12 monthly installments of only R$23.90. Prior to the introduction of this membership fee, we recognized revenue from the sale to merchants of our POS devices under revenue from sales, as discussed under “—Revenue from Transaction Activities and Other Services.”
The amounts deducted from our gross revenue from transaction activities and other services consist principally of the applicable Brazilian sales taxes and social security contributions: service tax (Imposto sobre Serviços), or ISS; contributions to the Brazilian government’s PIS; and contributions to the Brazilian government’s COFINS. We are required to collect each of these on our transaction activities and other services.
Financial Income
As described under “Item 4B. Business Overview—Our Products and Services—Cards,” our early payment of receivables feature consists of paying our merchants their installment receivables upfront when consumers paying by credit card choose to pay the merchant in installments. We account for the remuneration from this feature as financial income. This financial income makes up a significant portion of our overall total revenue and income.

Our remuneration from the early payment of receivables feature consists of a discount that we withhold from the transaction value of the receivables that we pay to merchants in advance. We recognize this discount as financial income (separate from and in addition to the MDR fee for the payment processing transaction, which is also recognized under financial revenue). We recognize the discount amount as financial income at the time a sale transaction is approved involving a merchant who has opted to receive early payments of the receivables from their credit card installment sales. The discount that generates our financial income relates only to the early payment of the second and successive installments of the purchase; the first installment is not paid early as it is disbursed to the merchant within the normal billing cycle, so it does not generate remuneration in the form of financial income
Our financial income relates to early payments to merchants of amounts related to receivables from purchase transactions that have been approved by the card issuer and the card scheme.
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
Cost of Sales and Services
Our cost of sales and services represents the amounts that make up the cost of the services and devices we offer. These amounts are divided into transaction costs, marketing and advertising, personnel expenses, financial expenses and depreciation and amortization and other costs. For further information on these costs, see Note 27 to our audited consolidated financial statements.
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
•Our personnel expenses consist of wages, overtime, benefits (such as meal vouchers, transportation vouchers and medical insurance, among others), profit sharing, and social contribution and payroll taxes. In Brazil, social contribution and payroll taxes consist of the INSS contribution and FGTS contribution. Our personnel expenses are divided between our cost of sales and services as well as our selling expenses and our administrative expenses. Of this total, the portion of our personnel expenses that is accounted for within our cost of sales and services refers to employees engaged in activities related to the cost of goods and services that we offer, such as technology, customer support, logistics, anti-fraud activities and mediation services.
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
Selling Expenses
Our selling expenses represent the amounts that we spend on publicity, marketing, quality control and direct or indirect relations with our clients. These amounts are divided into marketing and advertising, personnel expenses, total losses, depreciation and amortization expenses and other expenses. For further information on these expenses, see Note 27 to our audited consolidated financial statements.
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
•Total losses consist of transaction losses arising from chargebacks related to fraudulent transactions, which occurs, principally in online transactions, when a consumer makes a purchase via credit card and then requests a chargeback from the issuing bank after receiving the goods or services purchased and expected credit losses related to our credit products. All of our losses expenses are accounted for within our selling expenses.
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
•The portion of our depreciation and amortization expenses that form part of our administrative expenses relates to: (i) the depreciation of the equipment, furniture, tools and technology used in our head office and back-office operations; and (ii) the amortization of software developed internally to support our head office and back-office needs, which is shown in Note 14 to our audited consolidated financial statements.

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
We incur significant financial expenses in order to maintain the early payment of receivables feature. We fund this feature (i) principally by obtaining early payment of receivables owed to us by card issuers and acquirers, enabling us to provide the related early payment to merchants, as well as (ii) through our general third-party borrowings and own capital, issuing CDs or other financial options through BancoSeguro or PagSeguro and own capital. In addition, we use FIDCs to finance the early payment of receivables of our merchants. Our remuneration from the early payment of receivables feature continues to be reflected as financial income in our consolidated financial statements. For further information regarding our FIDCs, see “Item 4B. Business Overview—Regulation of the Payments and Banking Industries in Brazil—Rules on E-Commerce, Data Protection, Consumer Protection, Banking Secrecy and Taxes—Taxation of Investment Funds.”
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
Deferred Income Tax and Social Contribution
Deferred income tax and social contribution consists of temporary differences between the tax basis of assets and liabilities and their carrying amounts at the balance sheet date. This line item refers principally to deferrals of tax liability that we are entitled to take on capital investments that we make in technological innovation under Brazilian Law No. 11,196/2005, known as the Technological Innovation Law or “Lei do Bem.” We are able to use this tax deferral law principally for the investments we make in developing software internally, where we capitalize the labor and other costs involved as an intangible asset rather than accounting for these amounts as expenses, and we depreciate the accounting value of the intangible asset over its useful life. The Lei do Bem allows us to defer our tax liability on these investments. Other Brazilian tax rules also allow us to defer tax on certain items, for example on unpaid amounts due from creditors. The deferred income tax and social contribution line item consists of our liability to future tax under the Lei do Bem and these other tax laws, less the depreciation and amortization that we take during the year on the respective capitalized assets, and less the tax losses carried forward from prior years that we are able to offset against our tax liability during the year. For further information on this line item, see Note 23 to our audited consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except in certain situations explained in Note 2.18 of our audited consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and derecognized to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reviewed, at each balance sheet date, and recognized to the extent that it is probable that future taxable profit will be available to allow for their utilization.
There is no Cayman Islands taxation on the income earned by PagSeguro Digital and as such, we do not have any tax impacts at the PagSeguro Digital level.
Results of Operations
The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our results of operations for the year ended December 31, 2023, see “Item 5A. Operating Results—Results of Operations—Results of Operations in 2023 and 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 29, 2024.
Results of Operations in 2024 and 2023

	For the Years Ended December 31,
	2024	Percent Change	2023
	(in millions of reais, with the exception of percentages and per-share amounts)

Revenue from transaction activities and other services	9,183.3	1.7%	9,027.2
Financial income	9,150.4	37.5%	6,653.0
Other financial income	475.9	77.5%	268.1
Total revenue and income	18,809.6	17.9%	15,948.3
Cost of sales and services	(9,543.3)	17.3%	(8,132.6)
Selling expenses	(1,859.6)	30.1%	(1,429.8)
Administrative expenses	(972.2)	32.7%	(732.7)
Financial costs	(3,746.7)	14.6%	(3,269.6)
Other income (expenses), net	(307.9)	(16.0)%	(366.7)
Profit before income taxes	2,379.9	18.0%	2,016.9
Current income tax and social contribution	(261.2)	156.5%	(101.8)
Deferred income tax and social contribution	(2.3)	(99.1)%	(261.6)
Income Tax and Social Contribution	(263.5)	(27.5)%	(363.4)
Net Income for the Year	2,116.4	28.0%	1,653.5
Attributable to:
Equity holders of the parent	2,116.4	28.0%	1,653.5
Non-controlling interests	—	—	—
Basic earnings per common share – R$	6.6953	30.3%	5.1387
Diluted earnings per common share – R$	6.6238	29.8%	5.1047
Total Revenue and Income
Our total revenue and income amounted to R$18,809.6 million in 2024, an increase of 17.9% from R$15,948.3 million in 2023. This increase was primarily due to an increase in our TPV and will be detailed in each revenue and income lines described below.
Revenue from Transaction Activities and Other Services
Our revenue from transaction activities and other services in 2024 amounted to R$9,183.3 million, an increase of R$156.1 million, or 1.7%, from R$9,027.2 million in 2023, as a result of the factors described below.

Our gross revenue from transaction activities and other services in 2024 amounted to R$10,352.2 million, an increase of R$110.6 million, or 1.1%, from R$10,241.6 million in 2023. The increase in gross revenue from transaction activities and other services during 2024 compared to 2023 was mainly due to an increase of 31.1% in our TPV. Our gross revenue from transaction activities and other services increased by a lesser percentage than our TPV, which increased to R$518.4 billion from R$394.3 billion in 2023, mainly related to a change in the MDR revenues previously recognized in transaction revenue and, from 2Q24 going forward, were allocated to financial income.
Our deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$1,168.9 million in 2024, or 11.3% of our gross revenue from transaction activities and other services for the year. In 2023, Deductions from gross revenue from transaction activities and other services, totaled R$1,214.4 million, or 11.9% of our gross revenue from transaction activities and other services for the year. The R$45.5 million, or 3.7%, decrease in deductions from gross revenue in 2024 when compared to 2023 was due to effective tax planning to reduce tax expenses, which main driver is the increase on revenues that have lower tax deductions.
Financial Income
Our financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants and the MDR fee for the payment processing transaction, amounted to R$9,150.4 million in 2024, an increase of R$2,497.4 million, or 37.5%, from R$6,653.0 million in 2023. The increase in this activity in 2024 compared to 2023 was driven by higher TPV and mix of processed debit and credit card payments containing a higher percentage of credit card transactions made in installments in 2024 compared to 2023 accompanied by the recognition of the MDR fee.
Other Financial Income
Our other financial income amounted to R$475.9 million in 2024, an increase of R$207.8 million, or 77.5%, from R$268.1 million in 2023. The increase of R207.8 million in our other financial income in 2024 was due to the increased income interest on cash and cash equivalents and financial investments as a result of the higher volume of financial investments and compulsory reserves deposited in the Brazilian Central Bank and higher SELIC rate as compared to 2023.
Expenses
Our total expenses amounted to R$16,429.8 million in 2024, an increase of R$2,498.5 million, or 17.9%, from R$13,931.3 million in 2023. As a percentage of our total revenue and income, our total expenses in 2024 remained stable at 87.4% in 2024 the same percentage as in 2023.
Cost of Sales and Services
Our Cost of sales and services amounted to R$9,543.3 million in 2024, an increase of R$1,410.7 million, or 17.3%, from R$8,132.6 million in 2023. As a percentage of the total of our total revenue income, our cost of sales and services decreased by 0.3 percentage points, to 50.7% in 2024 from 51.0% in 2023. The increase in our cost of sales and services was mainly due to an increase in interchange fees paid to card issuers of R$1,139.2 million, from R$4,805.5 million in 2023 to R$5,944.7 million in 2024, and an increase in card scheme fees of R$136.2 million, from R$969.2 million in 2023 to R$1,105.4 million in 2024.
The increases in the items above are mainly due to our TPV growth, leading to higher interchange and card scheme fees. We also observed a higher value of POS depreciation and amortization of intangible assets due to past capital expenditures that were deployed to support our growth.
Selling Expenses
Our selling expenses amounted to R$1,859.6 million in 2024 an increase of R$429.8 million, or 30.1%, from R$1,429.8 million in 2023. As a percentage of our Total revenue and income, our Selling expenses increased by 0.9% in 2024, from 9.0% in 2023 to 9.9% in 2024. This increase in our selling expenses as a percentage of our total revenue was mainly driven by higher marketing expenses to placement focused on the company’s product portfolio with the aim of increasing revenue and boosting active customers.

Administrative Expenses
Our administrative expenses amounted to R$972.2 million in 2024, an increase of R$239.5 million, or 32.7%, from R$732.7 million in 2023. This increase was mainly due to the growth of expenses related to payroll due to the increase in our sales force which started in Q4 2023 and was concluded in Q1 2024, higher profit-sharing provisions and increased INSS contributions following payroll tax reform in Brazil. As a percentage of our total revenue and income our administrative expenses increased by 0.6% in 2024 to 5.2% from 4.6% in 2023.
Financial Expenses
Our financial expenses amounted to R$3,746.7 million in 2024, an increase of R$477.1 million, or 14.6%, from R$3,269.6 million in 2023. The increase in our financial expenses is mainly driven by the rapid increase of TPV experienced from 2024, impacting our working capital needs related to advances of merchants’ receivables. Our CDs and bank accounts expenses also increased from 2023, mainly due to the growth of the SELIC rate during the second half of 2024, as well as the higher number of active PagBank clients and the amounts deposited by our clients.
Other Income (Expenses), Net
Our other income (expenses), net, recorded expenses of R$307.9 million in 2024, a decrease of R$58.8 million, or 16.0%, from expenses of R$366.7 million in 2023. This decrease is mainly related to provisions established in the amount of R$163.9 million in POS devices made in 2024 as compared to R$246.8 million in the year 2023.
Profit before Income Taxes
Our profit before income taxes amounted to R$2,379.9 million in 2024, an increase of R$363.0 million, or 18.0%, from R$2,016.9 million in 2023 as a result of the factors described above.
Income Tax and Social Contribution
Income tax and social contribution amounted to expenses of R$263.5 million in 2024, a decrease of R$99.9 million, or 27.5%, from expenses of R$363.4 million in 2023. This total item consists of current income tax and social contribution and deferred income tax and social contribution. Our total effective tax rate was 11.1% in 2024, compared to 18.0% in 2023. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the tax benefit under the Lei do Bem, which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary and income tax abroad due to certain entities or investment funds adopting different taxation regimes in accordance with the applicable rules in their respective jurisdictions.
Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis.
Net Income for the Year
As a result of the foregoing, our net income for the year amounted R$2,116.4 million in 2024, an increase of R$462.9 million, or 28.0%, from R$1,653.5 million in 2023. As a percentage of our total revenue and income, our net income for the year increased by 0.9 percentage points, to 11.3% in 2024 compared with 10.4% in 2023.
5B. Liquidity and Capital Resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.
For a discussion of our liquidity and capital resources for the year ended December 31, 2023, see “Item 5B. Liquidity and Capital Resources—Cash Flows—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 29, 2024.

General
Our principal liquidity requirements relate to the early payment of receivables feature that we offer merchants, obligations with deposits, checking accounts and borrowings. We believe our current working capital is sufficient for present requirements. Through the date of this annual report, we have satisfied our funding and working capital requirements (i) through the cash generated by our businesses, (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers and (iii) by the deposits.
The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Year Ended December 31,
	(in millions of reais)
	2024	2023	2022

Liquidity and Capital Resources
Cash and cash equivalents	927.7	2,899.1	1,829.1
Net cash provided by (used in) operating activities	(3,416.3)	3,999.8	3,549.0
Net cash used in investing activities	(1,830.1)	(2,703.8)	(2,184.5)
Net cash provided by (used in) financing activities	3,275.0	(226.0)	(1,329.7)
Our cash and cash equivalents, which are held in reais, include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value. For more information, see Note 6 to our audited consolidated financial statements.
Cash Flows
Our net cash provided by (used in) operating activities consists of: (i) our Profit before income taxes for the year; (ii) amounts that are recorded as expenses or revenues in our statement of income but which do not affect cash; (iii) amounts representing changes in our operating assets and liabilities; (iv) the cash amounts of income taxes and social contributions that we pay during the period; and (v) the cash amounts of interest income received (paid).
Our cash flows used in investing activities consist of amounts paid on acquisitions, our purchases of property and equipment, our purchases of intangible assets, and our new financial investments less the payments we make to redeem existing financial investments.
Our cash flows from financing activities consist of borrowings, leases and repurchased shares in accordance with our share repurchase programs. For more information on our share repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Our cash and cash equivalents at the year ended December 31, 2024 amounted to R$927.7 million.
Our profit before income taxes for the year ended December 31, 2024 amounted to R$2,379.9 million.
The amounts for revenue, income and expenses recorded in our statement of income in the year ended December 31, 2024 but which did not affect our cash flows totaled the positive amount of R$3,615.5 million, mainly due to R$178.7 million of share-based LTIP and LTIP-Goals expenses, R$456.1 million in total losses, R$1,600.9 million of depreciation and amortization recorded in our statement of income, R$207.5 million in loss on disposal of property, intangible assets and investments and R$1,072.6 million of interest accrued of financial assets and liabilities. LTIP and LTIP-Goals expenses relate to equity awards under our LTIP and LTIP-Goals, total losses relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud and delinquency on unsecured loans and expected credit losses related to our credit products.

Changes in our operating assets and liabilities in the year ended December 31, 2024 amounted to a negative cash flow of R$11,064.2 million:
•Our accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the accounts receivable item of current assets and non-current assets on our balance sheet (R$59,803.3 million at December 31, 2024, compared to R$42,901.0 million at December 31, 2023) excluding interest income received in cash and total losses, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$21,419.0 million in the year ended December 31, 2024.
•Our payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the payables to third parties item of current and non-current liabilities on our balance sheet (R$11,642.2 million at December 31, 2024, compared to R$10,151.5 million at December 31, 2023). Payables to third parties represented a positive cash flow of R$1,488.9 million in the year ended December 31, 2024.
•Our checking accounts item, which refers to amounts due to merchants that use PagSeguro Brazil platform and balance from clients, consists of the difference between the opening and closing balances of the checking accounts item of our balance sheet (R$12,030.6 million at December 31, 2024, compared to R$11,382.9 million at December 31, 2023), excluding interest income paid. Checking accounts represented a positive cash flow of R$343.1 million in the year ended December 31, 2024.
•Our obligations to FIDC quota holders, which refers to amounts of senior quotas of the FIDC that were issued to third parties investors, consists of the difference between the opening and closing balances of the obligations to FIDC quota holders item of current and non-current liabilities on our balance sheet (R$1,151.4 million at December 31, 2024, compared to R$119.0 million at December 31, 2023), excluding interest income paid. Obligations to FIDC quota holders represented a positive cash flow of R$1,000.0 million in the year ended December 31, 2024.
•Our receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the payables to related parties item excluding interest paid, which are presented separately in the statement of cash flows (receivables R$31.8 million at December 31, 2024, compared to R$32.3 million at December 31, 2023, payables R$1,131.2. million compared to R$476.8 million on December 31,2023). Receivables from (payables to) related parties represented a positive cash flow of R$583.5 million in the year ended December 31, 2024.
•Our salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented a positive cash flow of R$57.4 million in the year ended December 31, 2024.
•Our trade payables item consists of the difference between the opening and closing balances of the trade payables (R$663.2 million at December 31, 2024, compared to R$513.9 million at December 31, 2023). Trade payables represented a positive cash flow of R$148.6 million in the year ended December 31, 2024.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$95.4 million in the year ended December 31, 2024 due to increased TPV in the year ended December 31, 2024.
•Our compulsory reserve item consists in the minimum amount that we need to maintain available as requested by the Central Bank. This item represented a negative cash flow of R$1,947.2 million in the year ended December 31, 2024, due to the increase in our deposits amounts that requires a compulsory reserve.
•Our recoverable taxes item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented a negative cash flow of R$167.3 million in the year ended December 31, 2024, mainly related to withholding taxes from FIDC quotas redeemed in 2024.

•Our banking issuances item consists of issued certificates of deposit, excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$9,017.3 million in the year ended December 31, 2024.
We paid income tax and social contribution in cash totaling R$157.3 million and recorded a positive cash flow of R$1,809.8 million related to interest income received (paid) in cash in 2024.
As a result of the above, our net cash used in operating activities in the year ended December 31, 2024 totaled R$3,416.3 million.
Our cash flows used in investing activities in the year ended December 31, 2024 totaled R$1,830.1 million. This amount consisted of R$1,188.8 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$1,131.9 million in purchases of property and equipment, mainly related to POS device purchases and positive cash flow of R$490.5 million related to the acquisition of financial investments.
Our cash flows provided by financing activities in the year ended December 31, 2024 totaled R$3,275.0 million, principally related to our contracted borrowings less the payments of principal and interest in the positive amount of R$4,097.5 million along with R$784.5 million that we spent on the repurchase of shares to be held in treasury.
After considering the total decrease in cash and cash equivalents of R$1,971.4 million in 2024, as discussed above, our cash and cash equivalents at December 31, 2024 amounted to R$927.7 million.
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 29, 2024.
Loans and Financings
The composition of our borrowings are as follows:

Origination date	Due date	Interest rate	December 31, 2024	December 31, 2023

March, 2023	March, 2024	110.0% of the CDI	—	189,427
March, 2024	March, 2025	110.2% of the CDI	252,287	—
March, 2024	March, 2025	109.9% of the CDI	762,078	—
December, 2024	January, 2025	106.6% of the CDI	2,513,021	—
December, 2024	February, 2025	105.5% of the CDI	350,168	—
December, 2024	December, 2025	105.0% of the CDI	643,949	—
			4,521,503	189,427
The borrowings balance refers to funds for working capital related to the merchant’s prepayment operation and credit underwriting. These borrowings have attractive interest rates and consist substantially of borrowings with very short maturity, therefore, the decision to raise funds through borrowings is based on market opportunities and financial efficiency regardless of the instrument used. For more information on our borrowings, see note 22 to our audited consolidated financial statements.

Commitments and Contractual Obligations
Our contractual obligations at December 31, 2024 consisted of obligations to purchase POS devices and deposits obligations as follows:

	At December 31, 2024
	Less than 1 year	1 to 3 years	Total
	(R$ millions)
POS device purchases	417.1	—	417.1
Banking issuances obligations	12,677.1	11,412.1	24,089.2
Borrowings	4,521.5	—	4,521.5
Total	17,615.7	11,412.1	29,027.8
Off-Balance Sheet Arrangements
Other than the POS contractual obligations shown above, we do not have any off-balance sheet arrangements.
For a discussion of off-balance sheet arrangements for the year ended December 31, 2023, see “Item 5A. Operating Results—Off-Balance Sheet Arrangements” of our annual report on Form 20-F for the fiscal year ended December 31,2023, filed with the SEC on April 29, 2024.
New Accounting Pronouncements Effective for Periods Beginning on or After January 1, 2024
Certain IFRS accounting pronouncements became effective for periods beginning on or after January 1, 2024. The nature and effect of these changes did not have material impacts on our audited consolidated financial statements. For further information, see Note 2.23 to our audited consolidated financial statements.
Accounting Pronouncements Issued but Not yet Effective
There are new and amended standards and interpretations in respect of presentation and preparation of consolidated financial statements that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. For more information on accounting pronouncement issued but not yet effective, see Note 2.24 to our audited consolidated financial statements.
5C. Research and Development, Patent and Licenses, etc.
For more information on our research and development and intellectual property, see “Item 4B. Business Overview—Product Development and Technology,” and “Item 4D. Property, Plant and Equipment—Intellectual Property.”
5D. Trend Information
We believe that increasing levels of penetration and usage of credit cards among the Brazilian population and the introduction of new products and services will continue to fuel volume growth in our business. However, we expect many factors to affect our future business, financial condition, results of operations, liquidity, capital resources, and the trading price of our Class A common shares, including:
•the Brazilian economic, fiscal, political and financial environment (for further information, see “Item 5A. Operating Results,” “Item 3D. Risk Factors—Risks Relating to Brazil,” and “Item 3D. Risk Factors—Risks Relating to Our Business and Industry”);

•the legal and regulatory developments affecting our operations (for further information, see Item 4B. Business Overview—Regulation of the Payments and Banking Industries in Brazil” and “Item 3D. Risk Factors—Risks Relating to Our Business and Industry”);
•the global effects of U.S. policies involving four main factors: increase in tariffs, deregulation, decrease in national taxes, and deportation of immigrants, which may affect the labor market and its impacts on global trade (for further information, see “Item 3D. Risk Factors—Risks Relating to Brazil—Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may adversely affect the Brazilian economy and the price of Brazilian securities, including the price of our Class A common shares”);
•interest rates, inflation, exchange rates and other factors affecting our financial condition and results of operations (for further information, see “Item 5A. Operating Results,” Item 5B. Liquidity and Capital Resources,” and “Item 3D. Risk Factors—Risks Relating to Brazil”); and
•risks we face in our operations and that could affect our business, results of operations and financial conditions (for further information, see “Item 3D. Risk Factors”).
5E. Critical Accounting Estimates
For a discussion on critical accounting estimates, see Note 3 to our audited consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. Directors and Senior Management
Board of Directors
Our board of directors is responsible for, among other things, establishing our overall strategy and general business policies, supervising management, electing and removing our executive officers, and appointing our independent auditors.
Our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him or her or, if no term is fixed on the appointment of such director, until the earlier of his or her death, resignation or removal. Our directors do not have a retirement age requirement under our Articles of Association. Maria Judith de Brito was appointed to our board of directors on July 19, 2017, Luis Frias and Eduardo Alcaro were appointed on December 18, 2017, Cleveland Prates Teixeira was appointed on January 1, 2019, Marcia Nogueira de Mello was appointed on March 16, 2020, and Maria Carolina Ferreira Lacerda was appointed on January 2, 2023. All current members of our board of directors have been appointed to serve for an indefinite period.
We do not have any service contracts with our directors that provide for benefits upon the termination of their services to us.
Since 2020, we have been recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on our board of directors.

The table below sets forth certain information about the current members of our board of directors:

Name	Title	Date of Birth

Luis Frias	Chairman	April 6, 1963
Eduardo Alcaro	Vice Chairman	April 26, 1972
Maria Judith de Brito	Director	April 30, 1958
Maria Carolina Ferreira Lacerda *	Director	August 21, 1972
Cleveland Prates Teixeira *	Director	August 15, 1966
Marcia Nogueira de Mello *	Director	March 14, 1965

*	Independent according to SEC and NYSE rules.
The following is a brief summary of the business experience of our current directors. Unless otherwise indicated, the current business address for our directors is Av. Brigadeiro Faria Lima, 1384, 1st - 10th floors, São Paulo, SP, 01451-001, Brazil.
•Luis Frias. Mr. Frias has been a member and the chairman of our board of directors since January 8, 2018. He joined Grupo Folha in 1981, was its principal executive officer from 1992 to 2019 and is currently the publisher of Grupo Folha. In 1996, he founded UOL, a pioneering Brazilian internet company. As founder, he has expanded UOL’s business, through organic growth and dozens of acquisitions, to cover digital content and products, e-learning and cloud/IT services, as well as the PagSeguro financial technology business. He holds a bachelor’s degree in economics from the University of São Paulo (Universidade de São Paulo), or USP.
•Eduardo Alcaro. Mr. Alcaro has been a member of our board of directors since December 18, 2017 and was our chief financial officer from 2011 until 2021. He is the vice chairman of our board of directors since June 2, 2021. He was also the chief financial officer of the UOL group and an officer of Grupo Folha from 2011 until 2021. He has been the chief financial officer of UOL EdTech since 2022. He holds a bachelor’s degree in business administration from FGV in São Paulo. Before joining our group, Mr. Alcaro held several positions, including finance vice president at Walmart Brazil from 2008 to 2011, financial planning and investors relations director at Walmart USA from 2006 to 2008, mergers & acquisitions director at Walmart International from 2003 to 2006, finance manager at Walmart Brazil from 1997 to 2003 and auditor at PricewaterhouseCoopers from 1992 to 1997.
•Maria Judith de Brito. Mrs. de Brito has been a member of our board of directors since July 19, 2017. She is also vice president of corporate areas of the UOL group and was the chairman of UOL’s board of directors. She has worked for Grupo Folha since 1990, and is the current principal executive officer of Grupo Folha. She holds a bachelor’s degree in public administration from FGV in São Paulo and a master’s degree in political science from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo – PUC-SP). Mrs. de Brito was a professor of the undergraduate course in business administration at the Getúlio Vargas Foundation from 1986 to 1990, and professor of the graduate program in journalism at ESPM (Escola Superior de Propaganda e Marketing) from 2011 to 2013. She was president of the National Newspaper Association (Associação Nacional de Jornais) from 2008 to 2012.

•Maria Carolina Ferreira Lacerda. Ms. Lacerda has been a member of our board of directors since January 2, 2023. Ms. Lacerda also serves on our audit committee as a member and the audit committee financial expert. Ms. Lacerda has over 25 years of experience in the financial industry and has held various senior management positions throughout her career. Ms. Lacerda is currently an independent member of the board of directors and a coordinator of the audit, risk and related parties committee at China Three Gorges Brasil, one of the largest clean energy companies in the world. Ms. Lacerda has been an independent member of the board of directors and part of the health safety and environment committee at IHS Towers, a telecom infrastructure provider in Africa, the Middle East, and Latin America. Ms. Lacerda also acts as an independent board member and chair of the audit committee at Rumo S.A., a Brazilian logistics company; independent board member of BB Seguridade, the holding responsible for the insurance business at Banco do Brasil S.A.; and independent board member of Vivara S.A., the largest jewelry chain in Latin America. Ms. Lacerda has held various other senior management positions, including, among others: member of the board of directors and chair of the audit committee at Vibra Energia (former privatized BR Distribuidora) between 2019 and 2022; independent board member, audit committee member and chair of people’s committee of Hypera Pharma, the largest pharmaceutical company in Brazil from 2016 until 2025, member of the board of directors of ANBIMA, the Brazilian Confederation of Financial Institutions (Confederação Nacional das Instituições Financeiras – CNF) and the Listing Chamber at BM&FBovespa in Brazil between 2012 and 2016. She has also held senior roles in various investment banks, including: managing director (head of Investment Banking Brazil) at UBS Investment Bank from 2011 to 2015; investment banking managing director at UNIBANCO from 2008 to 2009; investment banking managing director at Deutsche Bank in Brazil in 2009; investment banking director at Merrill Lynch, Inc. in Brazil and New York from 1999 to 2008; and corporate finance analyst at Bear, Stearns & Company, Inc. in New York from 1996 to 1997. Ms. Lacerda holds an MBA degree in finance from Columbia Business School (USA), and a bachelor’s degree in economics from the University of São Paulo (Brazil).
•Cleveland Prates Teixeira. Mr. Teixeira has been a member of our board of directors since January 1, 2019. He holds a master’s degree in Economics from FGV in São Paulo, or FGV/SP, and a bachelor’s degree in economics from USP. From 2002 to 2004, he served as a commissioner of the Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian antitrust agency, and from 1999 to 2002, he served as deputy secretary for Economic Monitoring (Secretaria de Acompanhamento Econômico – SEAE) of the Brazilian Ministry of Finance, and as coordinator general of Trade and Services and Cartel Prosecution for the same department. In 2002, he was a member of the Federal Fund for the Defense of Collective Rights of the Brazilian Ministry of Justice, and from 2006 to 2008, he was Council of the Brazilian Institute of Economics (Instituto Brasileiro de Economia – IBRE) at FGV/SP. Since March 2023, he has taught courses on microeconomics, economic analysis of law, antitrust, regulation and corporate finance at the GVLaw graduate program at the law school of FGV/SP, and has coordinated a course in market regulation at the Foundation Institute of Economic Research (Fundação Instituto de Pesquisas Econômicas – FIPE). He is also the managing partner of Microanalysis Consultoria Econômica, having worked on economic issues and coordinated projects in financial, regulatory and competition affairs in various sectors of the economy, including consultancy to both national and international government agencies, such as the Applied Economic Research Institute (Instituto de Pesquisa Econômica Aplicada – IPEA), the United Nations Conference on Trade and Development (UNCTAD) and the World Bank.

•Marcia Nogueira de Mello. Ms. Mello has been a member of our board of directors since March 16, 2020. Ms. Mello holds a degree in computer science from Universidade Presbiteriana Mackenzie. From 1984 to 1997, she worked with technology at companies such as Microtec, Construtora Camargo Corrêa and Rhodia-Ster. From 1997 onwards she dedicated her career to the payments industry and held leadership positions at a number of companies in the sector, including payment terminal manufacturers such as Hypercom (1997/2004), Verifone (2004/2006) and Sagem (2006/2007) and later at EDS Electronic Data Systems (2007/2008), a company of the HP group. From 2008 to 2011, Ms. Mello worked at Cielo, first as an information technology director for the areas of architecture, innovation and information technology strategy and then as commercial director for the development of alternative sales channels. From 2011 to 2013, Ms. Mello returned to the VeriFone Group as general manager of the point business unit. From 2013 to 2014, Ms. Mello served as commercial director to Elavon do Brasil for medium and large accounts. In mid-2014, she assumed the position of chief executive officer of Global Payments South America and served as a member of the board of directors of Global Payments Serviços de Pagamentos Brasil, where she remained until the end of 2019. Ms. Mello has been an independent director of Grupo Pão de Açúcar (GPA) and a member of its finance committee and strategy committee since April 2024, a mentor of Quintessa since 2020, an independent director of the Banco Internacional del Perú S.A. (Interbank) where she is also coordinator of the cybersecurity committee and a member of the ESG committee since 2022, an independent director of Leo Madeiras and coordinator of the audit and risk committee and the digital transformation committee, as well as a partner and co-founder of Oasis Ventures, a venture capital specialized in fintechs. Ms. Mello was also the chairman of the board of directors of Letsbank from 2020 to 2023 and an advisory board of the DMCard group from 2021 to 2022.
Executive Officers
Our executive officers are primarily responsible for the daily management of our business and for implementing the general policies and directives established by our board of directors. Our board of directors is responsible for establishing the roles of each executive officer. Our executive officers were appointed by our board of directors for an indefinite term.
The table below sets forth certain information about our executive officers:

Name	Title	Date of Birth

Ricardo Dutra da Silva	Principal Executive Officer	December 1, 1975
Alexandre Magnani	Chief Executive Officer	November 10, 1970
Artur Schunck	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer	June 11, 1979
The following is a brief summary of the business experience of our current executive officers. The business address of each of our executive officers is Av. Brigadeiro Faria Lima, 1384, 1st - 10th floors, 01451-001, São Paulo, SP, Brazil.
•Ricardo Dutra da Silva. Mr. Dutra has been our principal executive officer since January 2, 2023. Mr. Dutra served as a member of our board of directors from December 18, 2017 until January 2, 2023. He was one of our executive officers from December 18, 2017 until October 8, 2021, and he was our chief executive officer from October 8, 2021 until October 10, 2022. He has acted as the chief marketing officer of PagSeguro Brazil from 2011 until February 2016 and chief executive officer of PagSeguro Brazil from March 2016 until October 2022 and was also chief executive officer of UOL Digital Content and Products from March 2016 until August 2019. Mr. Dutra worked for the UOL group from 1997 to 2005, holding management positions in operations, marketing and sales, and rejoined the group in 2009 as country manager at UOL Argentina in Buenos Aires, where he served until 2010. He holds a bachelor’s degree in electrical/industrial engineering from the Industrial Engineering University (Centro Universitário da Faculdade de Engenharia Industrial – FEI), a post-graduate degree in business from FGV/SP, and a full-time MBA from Darden Graduate School of Business Administration at the University of Virginia. Prior to rejoining UOL, he was a management consultant at Bain & Company from 2007 to 2009.

•Alexandre Magnani. Mr. Magnani has been our chief executive officer since January 10, 2022. Mr. Magnani was our chief operating officer from October 8, 2021 until January 10, 2022. He has been working at PagSeguro since January 2015, acting as director of the company’s sales and international financial services, including leadership in sales, acquiring business and e-commerce, among other areas. Before joining PagSeguro, Mr. Magnani worked for nearly 15 years at Mastercard International, leading their Latin American regional new business development and retailer issuer’s initiatives. Prior to that, he spent over six years for Redecard and Credicard in Brazil. Mr. Magnani holds a bachelor’s degree and an MBA in business management from FGV in São Paulo, Brazil.
•Artur Schunck. Mr. Schunck has been our chief financial officer, investor relations officer and chief accounting officer since November 18, 2020. He has held multiple roles in the finance department at the Company, acting as PagBank’s finance director since April 2015. In that role, he has led the company’s finance, treasury, controllership, financial planning and analysis, logistics, financial services and credit products teams. From February 2014 to April 2015, he was the director of financial planning and treasury for UOL, and from January 2006 to December 2013 he held several financial management positions at Walmart Brasil Ltda., including director of financial planning & analysis and strategy. Mr. Schunck holds a bachelor’s degree in business administration from the Pontifical Catholic University of the State of Rio Grande do Sul (Pontifícia Universidade Católica do Rio Grande do Sul) in Porto Alegre, Brazil and an MBA in business management from FGV in São Paulo, Brazil.
6B. Compensation
Management Compensation
Our executive officers and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.
The current variable component consists of cash bonuses and awards of restricted shares (or the cash equivalent) under the LTIP-Goals, as discussed below. Cash bonuses are paid to executive officers and members of our management based on the previously agreed corporate results-sharing plan (plano de participações nos resultados) and overall targets for the business.
Certain of our officers and members of our management receive compensation from UOL for services rendered to PagSeguro. The related cost is apportioned between UOL and PagSeguro in accordance with the services that are rendered.
The aggregate compensation paid to the executive officers and board members of PagSeguro Brazil in 2024 was R$39.4 million. This includes benefits paid in kind and variable compensation.
Long-Term Incentive Plan – Goals
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by our board of directors, amended and ratified along with subsequent amendments on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021 and December 22, 2021. We believe the LTIP-Goals will help us attract and retain individuals who have a high potential to contribute to our success, and further align their interests with ours. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of our chairman and two officers of UOL.
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
Since the beginning of the LTIP-Goals until March 31, 2025, a total of 8,561,255 Class A common shares were delivered to certain members of our management, without cash consideration. We expect that all of our directors, except for our independent directors mentioned above, will be named beneficiaries under the LTIP-Goals. If a beneficiary resigns, retires or dies before of any given year, the beneficiary will not be entitled to any awards under the LTIP-Goals for that year. If a beneficiary resigns, retires or dies after the end of any given year, but before the date on which the value of such beneficiary’s award is converted into our Class A common shares, the beneficiary will be entitled to his or her award under the LTIP-Goals, provided that the goals for the previous year have been met. The maximum number of Class A common shares that can be delivered to beneficiaries under the LTIP-Goals may not exceed 1% of our total issued and outstanding share capital at any time.
Long-Term Incentive Plan
Members of our management participated in the LTIP (replaced by the LTIP-Goals on December 18, 2018), which was established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital. Beneficiaries under the LTIP were selected by UOL’s LTIP committee, which consists of our chairman and two officers of UOL. Since the establishment of LTIP-Goals on December 18, 2018, no new rights have been, nor will be, granted under the LTIP as there are no remaining shares to be issued or delivered under this plan.
6C. Board Practices
Directors are responsible to the Company and not, in the absence of special circumstances, to the shareholders as individuals. For the purposes of describing directors’ duties, the Company is generally defined with reference to the interests of both present and future shareholders of the Company as a whole. Under Cayman Islands law, a director owes two types of duties to the Company: fiduciary duties and duties of skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. For additional information on our standard of corporate governance under Cayman Islands law, see “Item 10B. Memorandum and Articles of Association—Principal Differences between Cayman Islands and U.S. Corporate Law.”
Committees
Audit Committee
Our board of directors has established an audit committee. Members will serve on this committee until the earliest of: (i) the moment they cease to be a director; (ii) their resignation; or (iii) as otherwise determined by our board of directors. Our audit committee currently consists of three members, including Maria Carolina Ferreira Lacerda (chairwoman), Marcia Nogueira de Mello and Cleveland Prates Teixeira. All of our audit committee members satisfy the “independence” requirements of the NYSE rules, meet the independence standards under Rule 10A-3 under the Exchange Act and satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements.

Our audit committee is responsible for, among other things, (i) selecting our independent auditor and approving related fees, (ii) pre-approving audit and non-audit services permitted to be performed by the independent auditor, annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, (iii) reviewing with the independent auditor any audit problems or difficulties and management’s response, as well as resolving any disagreements between management and the independent auditor regarding financial reporting, (iv) reviewing and discussing the annual audited financial statements with management, internal audit team (or third-service provider performing this function) and the independent auditor, as well as quarterly unaudited financial statements, (v) discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies, (vi) overseeing our disclosure controls and procedures and internal control over financial reporting, (vii) assessing, monitoring and auditing our risk exposures, as well as the policies and guidelines with respect to risk management and risk management performance on an operational level, (viii) establishing procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and (ix) and analyzing our related-party transactions based on our policy for these transactions.
LTIP Compensation Committee
Our LTIP compensation committee determines the individual compensation of each executive officer, as well as the compensation of our board of directors and committee members. In making such determinations, the committee reviews the performance of our executive officers, including the performance of our principal executive officer. The members of our LTIP compensation committee are Luis Frias, Maria Judith de Brito and Fabiana Verdicchio.
6D. Employees
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
Our culture reflects our innovation-driven focus, instilling in our professionals a passion for customers and merchants and motivating them to provide next-generation payment capabilities in Brazil. At December 31, 2024, our total team consisted of 10,121 people, including 1,526 employees outsourced staff, and six employees under BCPS, one employee based in Chile and the rest of our team is located in Brazil. At December 31, 2024, our employees had an average age of 35.2 years, 67.9% of whom held a bachelor’s degree or higher and 41.3% of whom were women, with 28.7% of our employees (excluding outsourced staff) specializing in products and engineering. We also offer a long-term motivation plan for key professionals and apply meritocratic methods to engage all our professionals, recognize their value and keep them motivated.
The following table sets forth the number of our employees and a breakdown of employees by category of activity as of the dates indicated in each area of our operations. We regularly evaluate the allocation of our employees to the categories of activity indicated in the following table and, in certain instances, we have made corresponding updates to the breakdowns for the periods presented.

	As of December 31,
	2024	2023	2022

Products and Engineering	2,468	2,100	2,187
Commercial, Marketing and Operations	5,813	4,868	4,639
Administrative	314	305	397
Total	8,595	7,273	7,223
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
We seek to attract and train the best professionals in the market. We seek to motivate our employees to provide next-generation payment capabilities through a corporate results-sharing plan for all employees and a long-term motivation plan for key professionals. Our corporate results-sharing plan includes salary multiples for each level aligned with the market, due to the market shortage Products and Engineering might be eligible to higher multiples of salary for each level, and is based on annual targets for metrics such as free cash flow, net income, revenues, working capital, earnings before taxes (EBT), active merchants and TPV. Through the LTIP-Goals, part or all of a beneficiary’s award under our corporate results-sharing plan may be paid in Class A common shares. See “6B. Compensation—Long-Term Incentive Plan—Goals.” We believe that we offer competitive compensation packages and a dynamic culture, and have therefore been able to attract and retain qualified personnel and a stable management team. We also offer our employees medical and dental insurance, life insurance, meal voucher cards and a retirement savings plan, among other benefits. We are aware, however, that our continued success will depend on our ability to continue to attract and retain these qualified professionals. See “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—The loss of any member of our management team and our inability to make up for such loss with a qualified replacement, could harm our business.”
We train our teams in the use of modern management tools such as Agile, Lean, Kanban and Management 3.0.
Our employees are represented by the Union of Employees of Information Technology Businesses and Course Providers of the State of São Paulo (Sindicato dos Trabalhadores nas Empresas e Cursos de Informática do Estado de São Paulo – SINDIESP). We consider we have a good relationship with our employees and the unions that represent them, and we comply with all collective bargaining agreements.
6E. Share Ownership
The total number of common shares delivered to our management under the LTIP and the LTIP-Goals, as of March 31, 2025 was 14,101,702 Class A common shares (not including treasury shares). For more information our incentive plan, see “Item 6B. Compensation—Long-Term Incentive Plan – Goals.” Except for Luis Frias, no member of our management beneficially owns one percent or more of our common shares. For more information of Luis Frias stock holdings, see “Item 7A. Major Shareholders.”
6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. Major Shareholders
The table below contains information regarding the beneficial ownership of PagSeguro Digital’s Class A common shares and Class B common shares by UOL (our controlling shareholder and parent company), our major shareholders and members of our management, as a single group, as of December 31, 2024.

Beneficial ownership, which is determined under SEC rules, generally includes voting or investment power over securities or the right to receive the economic benefit of ownership of the securities. We believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table. Common shares subject to options, warrants or rights that are exercisable at the date of this annual report, or that will be exercisable within 60 days thereafter (which, in the case of the Company, only consist of Class A common shares), are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
The percentages of beneficial ownership in the table below are based on 209,148,916 outstanding Class A common shares (including treasury shares) and 120,459,508 outstanding Class B common shares. As of December 31, 2024, approximately 77% of our Class A common shares (including treasury shares) were held of record by 303 record holders in the United States, and 0.0% of our Class B common shares were held of record in the United States.
The holders of our Class A common shares and Class B common shares have identical rights, except that UOL as holder of Class B common shares: (i) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (ii) has certain conversion rights; and (iii) is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information, see “Item 10B. Memorandum and Articles of Association—Preemptive or Similar Rights” and “Item 10B. Memorandum and Articles of Association—Conversion.” Each Class B common share is convertible into one Class A common share.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Name	Shares	%	Share	%

Universo Online S.A.(2)	727,354	0.35%	120,459,508	100.00%	86.84%
Point72 Asset Management, L.P.(3)	19,864,696	9.50%	—	—	1.43%
BlackRock, Inc.(4)	19,498,699	9.32%	—	—	1.40%
Treasury	25,783,511	12.33%	—	—	—
Management	11,033,860	5.28%	—	—	0.79%
Others	132,240,796	63.23%	—	—	9.53%
Total	209,148,916	100.00%	120,459,508	100.00%	100.00%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. UOL as holder of our Class B common shares is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10B. Memorandum and Articles of Association — Voting Rights.”

(2)	Consists of shares held of record by UOL, a company controlled by OFL Participações S.A., in turn controlled by Luis Frias.
(3)
Consists of shares beneficially owned by (i) Point72 Asset Management, L.P., or Point72 Asset Management, held by Point72 Associates, LLC, an investment fund it manages, or Point72 Associates; (ii) Point72 Capital Advisors, Inc., with respect to Class A Common Shares held by Point72 Associates; and (iii) Steven A. Cohen, or Mr. Cohen with respect to Class A Common Shares held by Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist Systematic Strategies; all deemed to be the beneficial owners of 19,864,696 shares or 9.5% of outstanding shares. The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors, Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001

(4)
Consists of shares beneficially owned by BlackRock, Inc., or BlackRock, through its subsidiaries: BlackRock Life Limited, Aperio Group, LLC, BlackRock Advisors, LLC, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan, Co., Ltd., BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors. BlackRock and its subsidiaries are deemed to be the beneficial owners of 19,498,699 shares or 9.32% of outstanding shares. The address for BlackRock is 50 Hudson Yards, New York, NY 10001.

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

7B. Related Party Transactions
From time to time, we and our affiliates enter into transactions with UOL and other related parties in the ordinary course of business on an arm’s length basis, including, but not limited to, loans, consulting agreements, intellectual property license agreements, services agreements and others. The total amount of costs and expenses incurred by PagSeguro Digital for shared services, sales of services and deposits provided by UOL and other affiliated companies in the year ended December 31, 2024 was R$474.7 million, representing 2.9% of our total expenses for the year. Of the total amount of costs and expenses incurred by PagSeguro Digital for shared services, sales of services and deposits provided by affiliated companies during the year, 50.9% were provided by UOL, 35.8% were provided by Compasso UOL S.A., or Compass, a subsidiary of DigitalServices (a subsidiary of UOL that is not part of the PagBank Group), and 13.3% were provided by other related parties. PagSeguro also provided services to UOL and certain UOL affiliates during the year ended December 31, 2024 for an amount of R$8.4 million. For more information on related party transactions, see Note 11 to our audited consolidated financial statements.
Agreements with Our Management and Directors
Certain of our directors and executive officers receive compensation from UOL for services they provide to PagSeguro. The cost is apportioned between UOL and PagSeguro in accordance with the services provided. In addition, we have entered into indemnification agreements with our directors and executive officers, as described below.
Indemnification Agreements
We have entered into or will enter into indemnification agreements with each of our directors and executive officers. Pursuant to these agreements, we have agreed to indemnify and hold harmless each director and executive officer to the full extent permitted by applicable law in the event of any claim made against him or her in any proceeding due to the fact that he or she is or was a director or officer of our company or served at our request as a director, executive officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
In addition, under the terms of these agreements we have agreed to cover all expenses actually and reasonably incurred by each director and executive officer in connection with any such proceeding, with certain limited exceptions. The indemnification extends to the beneficiary’s services as a director or executive officer prior to the date of the indemnification agreement and continues after the beneficiary ceases to be a director or officer.
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

Cost-Sharing Agreements
PagSeguro Brazil is party to two agreements with UOL under which UOL apportions to PagSeguro Brazil the expenses of certain services and personnel hired by UOL for the benefit of PagSeguro Brazil and expenses related to certain of our offices and operations center in São Paulo, which are provided by UOL. Under one agreement, UOL apportions to PagSeguro Brazil expenses relating to call center services, marketing activities, certain ordinary course corporate services, and certain contingency expenses related to litigation. Various insurance policies that we are listed as beneficiaries are contracted by UOL, and the expenses under those insurance policies are apportioned under this agreement. Under the other agreement, UOL apportions to PagSeguro Brazil expenses relating to certain back-office personnel who are employed by UOL but allocated to work on matters related to our business.
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
Software Development and Implementation Services Agreement
PagSeguro Brazil and Compass are party to a software development and implementation services agreement under which Compass provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an API system.
PagSeguro Brazil and Invillia Desenvolvimento de Produtos Digitais Ltda. (a subsidiary of Compass), or Invillia, are party to a software development and implementation services agreement under which Invillia provides software development or implementation services to PagSeguro Brazil through a series of related services agreements and technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development of a financial conciliation system and an API system.
PagSeguro Brazil and Everymind – Desenvolvimento de Produtos Digitais Ltda. (a subsidiary of Compass), or Everymind, are party to a software development and implementation services agreement under which Everymind provides software development or implementation services to PagSeguro Brazil through a series of technical and commercial proposals. Such services include the allocation of software development professionals to PagSeguro Brazil for the development and parameterization of a sales force platform and operation in agile dynamics, in accordance with the work model used by PagSeguro Brazil.

DigitalServices/Compass Agreements
Cloud Services Agreement
PagSeguro Brazil is party to certain agreements with DigitalServices under which DigitalServices resells cloud services provided by Microsoft Ireland Operations Limited, or Microsoft, Google Cloud Brasil Computação e Serviços de Dados Ltda., or Google, and by Amazon AWS Serviços Brasil Ltda., or AWS Brasil, to PagSeguro Brazil, through technical and commercial proposals. On December 1, 2019, DigitalServices assigned these resale agreements to Compass, which in turn began providing these services to PagSeguro Brazil. These cloud services include the storage of PagSeguro Brazil data on the cloud managed by the respective services providers and related technical support and information technology infrastructure services. PagSeguro Brazil may manage its data through online access or specific software provided by AWS, AWS Brasil, Microsoft, Google and Compass, as resellers of the services, are not responsible for the quality, warranty, technical support, efficiency or results of the services or for any losses incurred by PagSeguro Brazil deriving from these services.
UOL Cloud Agreement
PagSeguro Brazil and DigitalServices were a party to an agreement pursuant to which DigitalServices provides PagSeguro Brazil with information technology infrastructure services and access to the VMW and the VirtuStream virtual platform. Under this agreement, DigitalServices also provided PagSeguro with virtual computational resources and services for the creation and use of a processing environment, data storage and provision of internet access. On April 1, 2023, DigitalServices underwent a partial spin-off pursuant to which assets of Compass were transferred to EDGE.UOL Tecnologia Ltda., or EDGE.UOL. Since the spin-off, EDGE.UOL provides PagSeguro Brazil with such information technology infrastructure services and access to the VMW and the VirtuStream virtual platform.
Hosting Agreement
PagSeguro Brazil and DigitalServices were party to a hosting agreement under which DigitalServices provided data storage services to PagSeguro Brazil through a series of technical, commercial and business proposals. These services included the lease of equipment, software licenses and assignment of information technology infrastructure to PagSeguro Brazil. In addition, under technical proposal OPT-17-21638 related to the hosting agreement, DigitalServices also provided PagSeguro Brazil with payment methods monitoring and invoice issuing services and under technical proposal OPTs 18/25482 and 19/26811, Digital Services provided PagSeguro Brazil with services related to the monitoring and response to possible cyberattacks. On April 1, 2023, DigitalServices underwent a partial spin-off pursuant to which assets of Compass were transferred to EDGE.UOL, and EDGE.UOL continued performing such services to PagSeguro Brazil. In July 2024, the hosting agreement was terminated.
7C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8A. Consolidated Statements and Other Financial Information
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
The amounts we had accrued in our financial statements as of December 31, 2024 for all types of legal proceedings for which we believe a loss is probable were R$115.0 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3D. Risk Factors—Risks Relating to Our Business and Industry—Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.”
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil, labor and tax proceedings. As of December 31, 2024, we had judicial deposits in an aggregate amount of R$504.9 million.
Civil Proceedings
The civil claims to which we are party generally relate to customer claims, including those related to non-delivery of products by merchants, denials by PagSeguro of requests for withdrawal of digital account balances and allegations of POS device defects.
As of December 31, 2024, we were party to approximately 26,329 proceedings of a civil nature (consisting of proceedings with PROCON and small claims courts relating to consumer rights). PagSeguro does not appear in the rankings of companies with large numbers of consumer claims published by the PROCON. As of December 31, 2024, we had recorded R$73.1 million in provisions for current civil proceedings and no provisions for non-current civil proceedings. Most of these proceedings pertain to consumer claims alleging fraud in Pix transactions and requests for release of withheld digital account funds by PagSeguro due to fraud investigations or claim resolutions.
As of December 31, 2024, we were not party to civil lawsuits involving risks classified by management as possible losses. For more information, see Note 21 of our audited consolidated financial statements.
We make judicial deposits, which are court-ordered deposits that serve as collateral until the final settlement of the disputes to which they are related, in connection with certain of these civil proceedings. As of December 31, 2024, we had judicial deposits for civil proceedings in an aggregate amount of R$23.7 million
Labor Proceedings
As of December 31, 2024, we were party to approximately 2060 labor-related judicial and administrative proceedings for which we recorded a provision of R$41.8 million. As of December 31, 2024, we had judicial deposits for labor proceedings in an aggregate amount of R$31.3 million. For more information, see Note 21 of our audited consolidated financial statements.
Tax and Social Security Proceedings
As of December 31, 2024, we were party to approximately 170 tax related judicial and administrative proceedings classified by legal advisors as possible losses, which involved an aggregate amount of R$996.5 million and for which no provision has been recorded. In general, the tax proceedings involve discussions with the Brazil’s Internal Revenue Service, States and Municipalities.

Among these proceedings, on October 15, 2021, PagSeguro Internet was assessed by Brazil’s Internal Revenue Service, for not collecting financial transaction tax, or IOF tax credit, which is applicable to credit transactions of any nature, including intercompany loans. The amount of this assessment totaled R$315.4 million in December 2024. Brazil’s Internal Revenue Service claims that PagSeguro Internet entered into loan agreements with companies within the same corporate group and therefore the IOF tax credit should have been collected. PagSeguro Internet has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions, which would be subject to the IOF tax credit. The group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF tax credit. The chances of loss in connection with this proceeding has been determined as possible.
For more information, see Note 21 of our audited consolidated financial statements.
Dividend Policy
We have not adopted a dividend policy and we pay dividends according to the Companies Act and our Memorandum and Articles of Association. For more information on our dividend distributions, see “Item 10B. Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
8B. Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2024.
ITEM 9. THE OFFER AND LISTING
9A. Offer and Listing Details
Our Class A common shares are listed on the NYSE under the ticker symbol “PAGS.” Our Class A common shares are listed in registered form and are not certificated. The Class A common shares commenced trading on the NYSE on January 24, 2018. As of December 31, 2024, the Class A common shares represented 63.45% of our shares and 100% of our current global public float. Our Class B common shares are not listed on the NYSE.
In Brazil, our Brazilian Depositary Receipts representing our Class A common shares, or BDRs, were issued under an unsponsored program and are listed on the B3 since February 1, 2021 under the ticker “PAGS34.”
9B. Plan of Distribution
Not applicable.
9C. Markets
For information on the stock exchanges on which our securities are listed, see “Item 9A. Offer and Listing Details.” If your shares are registered in the name of DTC, you are not a shareholder or member of the company. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares.

On January 28, 2021, Banco B3 announced that it established an unsponsored program for BDRs of PagSeguro Digital, each representing 1/5 of a Class A common share. The BDRs program was noted as the first BDR program for the US-listed shares of a primarily Brazilian operating company. The BDRs program is unsponsored, meaning that we did not establish and do not administer it, nor have we taken any steps to register the Class A common shares or BDRs with the CVM. If you hold the BDRs, you are not a shareholder or member of the Company, and you must rely on the procedures established by the depositary or other BDR administrator to exercise any rights of a holder of the Class A common shares. The average daily trading volume of the Class A BDRs between January 1, 2024 and December 31, 2024 was 79,498 representing approximately 0.02% of our total share capital.
9D. Selling Shareholders
Not applicable.
9E. Dilution
Not applicable.
9F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. Share Capital
Not applicable.
10B. Memorandum and Articles of Association
Corporate Purpose
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
The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if PagSeguro Digital issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in PagSeguro Digital. This right to maintain a proportional ownership interest may be waived upon written consent by a majority of the holders of Class B common shares.

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
On October 30, 2018, PagSeguro Digital announced the adoption of its share repurchase program in an aggregate amount of up to US$250 million in outstanding Class A common shares traded on the NYSE. PagSeguro Digital’s share repurchase program went into effect in the fourth quarter of 2018. This program was fully executed and completed on August 29, 2024, and PagSeguro Digital has bought back 20,827,949 shares amounting to US$250 million under this program.
On August 29, 2024, PagSeguro Digital announced the adoption of its second share repurchase program in an aggregate amount of up to US$200 million in outstanding Class A common shares traded on the NYSE. PagSeguro Digital’s share repurchase program went into effect in the third quarter of 2024 and does not have a fixed expiration date. The program may be executed in compliance with Rule 10b-18 under the Exchange Act.
Since the start of the second repurchase program, PagSeguro Digital has bought 11,145,446 shares amounting US$89.8 million. The current program remains open with US$110.2 million available to be executed.
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
Upon the completion by PagSeguro Digital of its IPO, the board of directors put in place an audit committee. See “Item 6C. Board Practices—Audit Committee.”
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
Subject to the provisions of the Memorandum and Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, the board of directors may from time to time at its discretion exercise all powers of PagSeguro Digital, including, subject to the Companies Act, the power to raise capital, issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Indemnification of Directors and Executive Officers and Limitation of Liability
The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. PagSeguro Digital’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretion, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning PagSeguro Digital or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
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
Dissolution; Winding Up; Restructuring
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority-voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
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
Transfer Agent and Registrar
Equiniti Trust Company, LLC maintains our shareholders’ register and acts as our transfer agent, registrar and paying agent for the Class A common shares. The Class A common shares are traded on the NYSE in book-entry form. The transfer agent, registrar and paying agent’s address is 55 Challenger Road, 2nd Floor, Ridgefield Park, NJ, 07660, and its telephone number is +1 (800) 937-5449 or +1 (718) 921-8124.
10C. Material Contracts
For information concerning our material contracts, see “Item 4B. Business Overview—Our Products and Services—Payments,” “Item 4D. Property, Plant and Equipment—Intellectual Property,” and “Item 7B. Related Party Transactions.” Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
10D. Exchange Controls
The Cayman Islands currently has no exchange control restrictions.
10E. Taxation
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
•a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
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
•U.S. expatriates;
•certain taxpayers that file applicable financial statements and are required to recognize income when the associated revenue is reflected on such financial statements;
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
Except where specifically described below, this discussion assumes that we are not a PFIC for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company” below.
This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address any alternative minimum tax, net investment income tax consequences, or the effects of any state, local, non-United States tax laws or any United States federal tax laws other than income tax (such as estate and gift tax laws). If you are considering the purchase of our Class A common shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, beneficial ownership and disposition of our Class A common shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.
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

Subject to the PFIC discussions below, we believe that dividends we pay on our Class A common shares generally will meet the conditions required for the reduced tax rate. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated (whether under a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.
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
In addition, you should be aware that additional reporting requirements may apply to certain United States Holders (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or higher threshold, as applicable). Investors who fail to report required information could become subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You are encouraged to consult your own tax advisors regarding the application of the information reporting rules to the Class A common shares and the application of these additional reporting requirements to your particular situation.
YOU ARE ENCOURAGED TO CONSULT YOUR OWN INDEPENDENT TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, BENEFICIAL OWNERSHIP AND DISPOSITION OF CLASS A COMMON SHARES.
10F. Dividends and Payments Agents
Not applicable.
10G. Statements by Experts
Not applicable.
10H. Documents on Display
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
You may request a copy of our SEC filings, at no cost, by contacting us at our investor relations office at Av. Brigadeiro Faria Lima, No. 1384, 4th Floor, Part A, São Paulo, SP, Postal Code: 01451-001, Brazil. Our investor relations officer can be reached at ri@pagbank.com.br.
10I. Subsidiary Information
Not applicable.
10J. Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks: foreign exchange risk, interest rate risk, fraud risk (losses), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. For more information on risks to our activities, see Note 29 to our audited consolidated financial statements.
Among the main market risk factors that may affect the PagSeguro business are the following:
Foreign Exchange Risk
Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.
The Company’s risk is mainly related to POS purchases, PagSeguro Tecnologia Ltda., BCPS Online Services Ltda., PSGP Mexico S.A. de C.V., PSGP Aggregator S. de R.L. de C.V., PagSeguro Colombia S.A.S., PagSeguro Chile SpA. and PagSeguro Peru S.A.C. that have revenues in other currencies and cash and cash equivalents maintained in other countries, foreign currency exposure generated in companies like Pagseguro Colombia S.A.S., Pagseguro Chile SpA., are being hedged through a non-deliverable forward.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. For further details, see Note 29 of our financial statements, where a sensitivity analysis of the interest rate risks is presented as of December 31, 2024.
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
Fraud Risk (Losses)
Our sales transactions are susceptible to potentially fraudulent or improper sales. We use the following two main procedures to control fraud risk.
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
No credit limits were exceeded in 2024, 2023 or 2022. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12A. Debt Securities
Not applicable.
12B. Warrants and Rights
Not applicable.
12C. Other Securities
Not applicable.
12D. American Depositary Shares
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
No matters to report.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
14A. Material Modifications to Instruments
Not applicable.
14B. Material Modifications to Rights
Not applicable.
14C. Withdrawal or Substitution of Assets
Not applicable.

14D. Change in Trustees or Paying Agents
Not applicable.
14E. Use of Proceeds
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
As of the date of this annual report, we have used all of our net proceeds from our January 2018 IPO and June 2018 follow-on offering to finance working capital, particularly the early payment of receivables feature that we offer merchants, and to fund future selective acquisitions and investments in businesses, technologies or products that are complementary to our business, and general corporate purposes.
We did not receive any proceeds from the sale of common shares by UOL in our October 2019 follow-on offering.

ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, including our principal executive officer and chief financial and investor relations officer and chief accounting officer, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our principal executive officer and chief financial and investor relations officer and chief accounting officer as of December 31, 2024. Based on this evaluation, our principal executive officer and chief financial and investor relations officer and chief accounting officer concluded that our disclosure controls and procedures were adequate and effective.
15B. Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and our chief financial and investor relations officer and chief accounting officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with IFRS, as issued by the IASB.
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
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission – COSO. Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.
15C. Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Auditores Independentes Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued a report on the effectiveness of our internal control over financial reporting as of December 31, 2024. This report appears on page F-3 of this annual report.
15D. Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]
ITEM 16A. Audit Committee Financial Expert
At our board meeting held on January 8, 2018, we established an audit committee, as defined under section 3(a)(58) of the Exchange Act. Our board of directors has determined that Maria Carolina Ferreira Lacerda qualifies as an “audit committee financial expert” as defined by the SEC rules. Maria Carolina Ferreira Lacerda meets the requirements for independence under the meaning of the SEC rules and the NYSE listing standards. For more information, see “Item 6C. Board Practices—Audit Committee.”
ITEM 16B. Code of Ethics
We consider ethics to be an essential value for our reputation and longevity. PagSeguro Digital, including all of our employees, is subject to UOL’s Code of Ethics and Conduct and UOL’s Code of Ethics and Conduct – Mobbing and Sexual Harassment, which we refer to, together with UOL’s Code of Ethics and Conduct, as the Code of Ethics. We will report each year under Item 16B of our annual report on Form 20-F any waivers of the Code of Ethics in favor of our principal executive officer, chief financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics governs all relations between companies in the UOL group and their stakeholders (shareholders, clients, employees, suppliers, service providers, governments, communities and society). A copy of the Code of Ethics has been filed with this annual report. Our Code of Ethics can be found in our investor relations website at https://investors.pagbank.com/. Information contained on our website is not incorporated by reference into, and is not to be considered a part of, this annual report.
ITEM 16C. Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table sets forth the fees billed to us by our independent registered and public accounting firm during the years ended December 31, 2024 and 2023. Our independent accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2024 and December 31, 2023.

	Year ended December 31,
	2024	2023
	(in thousands of reais)
Audit fees(1)	8,122.4	8,902.9
Tax Fees	—	—
Other Fees	—	—
Audit-Related fees	153.7	—
Total	8,276.1	8,902.9

(1)
“Audit Fees” include fees for: (i) the audit of our annual consolidated financial statements for the years ended December 31, 2024 and 2023 prepared in accordance with IFRS, as issued by the IASB; (ii) the review of our interim financial statements for the three-month periods ended March 31, 2024 and 2023, for the six-month periods ended June 30, 2024 and 2023 and for the nine-month periods ended September 30, 2024 and 2023.

Audit Fees
Audit fees include the audit of our annual consolidated financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings.
Audit-Related Fees
Audit-related fees include fees for assurance and related services that are reasonably related to the performance of the audit or reviews of our audited consolidated financial statements and are not reported under “audit fees.”

Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
Other Fees
There were no other services provided by our principal accountants in 2024 and 2023.
Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, in connection with the establishment of our audit committee (which was undertaken as a result of our IPO in January 2018), we introduced a procedure for the review and pre-approval of any services performed by our independent auditors, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of our independent auditors for audit and permitted non-audit services are submitted to the audit committee for approval prior to the beginning of any such services.
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
See “Item 16G. Corporate Governance—Significant Differences between our Current Corporate Governance Practices and the U.S. Corporate Governance Standards.”
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On October 30, 2018, we announced the adoption of our share repurchase program in an aggregate amount of up to US$250 million, which share repurchase program went into effect in the fourth quarter of 2018 and ended on August 29, 2024. On August 29, 2024, we adopted a new share repurchase program in an aggregate amount of up to US$200 million, which plan does not contain a fixed expiration date. The share repurchase program shall be implemented in compliance with Rule 10b-18 under the Exchange Act.

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Class A Common Shares Purchased	Average Price Paid Per Class A Common Share (R$)(2)(3)	Total Number of Class A Common Shares Purchased as Part of Share Repurchase Programs	Approximate Dollar Value of Class A Common Shares that May Yet Be Purchased Under Share Repurchase Programs(1) (US$, in millions)
January 2024	—	—	16,729,009	46.9
February 2024	—		16,729,009	46.9
March 2024	—		16,729,009	46.9
April 2024	—		16,729,009	46.9
May 2024	—		16,729,009	46.9
June 2024	—		16,729,009	46.9
July 2024	—	—	16,729,009	46.9
August 2024	4,551,826	62.76	21,280,835	195.0
September 2024	2,529,441	55.94	23,810,276	169.7
October 2024	602,642	44.98	24,412,918	164.7
November 2024	2,286,411	46.82	26,699,329	146.5
December 2024	5,274,066	41.82	31,973,395	110.2

(1)
Our former share repurchase program, which was adopted in October 2018 and ended in August 2024, authorized the repurchase in an aggregate amount of up to US$250 million. Our current share repurchase program was adopted in August 2024 and does not contain a fixed expiration date. Our current share repurchase program authorizes the repurchase in an aggregate principal amount of up to US$200 million.

(2)	Not including brokerage fees.
(3)
For convenience purposes only, amounts in reais in this column have been translated from U.S. dollars using a weighted average rate of R$5.56 to US$1.00 at August 2024, R$5.58 at September 2024, R$5.49 at October 2024, R$5.88 at November 2024 and R$6.08 at December 2024. These translations should not be construed as representations that the U.S. dollar amounts have been, could have been or could be converted into reais at that or at any other exchange rate.

ITEM 16F. Change in Registrant’s Certifying Accountant
Not applicable.
ITEM 16G. Corporate Governance
Significant Differences between our Current Corporate Governance Practices and the U.S. Corporate Governance Standards
We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under the NYSE rules, as a foreign private issuer, we may follow the “home country” practice of the Cayman Islands, except that we are required to: (i) have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies; and (iv) adopt a written clawback policy and comply with certain disclosure requirements in applicable SEC filings. A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

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
Compensation Committee
The NYSE rules applicable to U.S. companies require the company to have, and to certify that it has and will continue to have, a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. This is not required by the laws of the Cayman Islands. Our board of directors delegated the responsibility for determining the individual compensation of each executive officer and our board and committee members to the LTIP compensation committee. In making such determinations, the LTIP compensation committee will review the performance of our executive officers, including the performance of our principal executive officer. We do not believe that our LTIP compensation committee complies with the NYSE compensation committee requirements applicable to U.S. companies. For more information on our LTIP compensation committee, see “Item 6C. Board Practices—Committees—LTIP Compensation Committee.”
ITEM 16H. Mine Safety Disclosure
Not applicable.
ITEM 16I. Disclosure Regarding Foreign Jurisdiction That Prevents Inspections
Not applicable.
ITEM 16J. Insider Trading Policy
We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards applicable to us. Our board of directors adopted our insider trading policy in May 2018, as further amended. For further information on our insider trading policies and procedures, see Exhibit 11(b) to this annual report.
ITEM 16K. Cybersecurity
We recognize the critical importance of cybersecurity in today’s digital economy. Safeguarding the integrity and privacy of customer and corporate data, our commitment to cybersecurity is reflected in our Information Security and Cybersecurity Policy, which are designed to protect against threats, vulnerabilities, and incidents that may compromise our information systems or data. Operating in the fintech industry, we are acutely aware of the trust our customers place in us to protect their financial transactions and personal information. Additionally, our business continuity planning and the scrutiny of third-party operations are crucial components of our cybersecurity posture. Our dedicated cybersecurity team, alongside various committees, is committed to implementing these measures throughout the organization. This is achieved through regular compliance reviews, continuous monitoring of network activity and security assessments conducted by independent companies.

Cybersecurity Framework and Governance
Our approach to cybersecurity is holistic and guided by international standards and best practices. It integrates advanced technological solutions with comprehensive governance structures. The foundation of our cybersecurity strategy is aligned with the CIS Critical Security Controls Version 8, National Institute of Standards and Technology Cybersecurity Framework – NIST CSF, and ISO 27001 standards. These frameworks guide our policies and controls across all levels of the organization, ensuring a unified and robust defense mechanism against cyber threats and serving as the foundation for meeting and controlling information security and cybersecurity governance processes to (i) ensure the security of information by protecting its confidentiality, integrity and availability, while preventing unauthorized exposure, (ii) set rules for categorizing data, defining who can access, handle, or share the company’s or clients’ confidential information based on authorization, and (iii) develop methods and controls to mitigate vulnerabilities, incidents and security risks, providing insights into system health and crafting plans for risk mitigation and response aligned with the company’s risk tolerance and strategies.
Risk Management
Cybersecurity risks are managed through a dynamic and iterative process, reflecting the evolving landscape of cyber threats. Our risk management framework includes the identification of potential threats, assessment of vulnerabilities, and the implementation of strategic defenses tailored to protect our critical assets. We leverage advanced technology solutions, including data loss prevention (DLP) tools, endpoint monitoring, and intrusion detection systems, such as sensors and hardware or software protection controls against malicious code, to safeguard our network and data against unauthorized access and cyber threats. We manage and monitor access control (whether physical or logical) to information and assets, as well as their storage, sharing and disposal, so that only authorized personnel can use them under rules, permissions, profiles, or corporate policies. Regular security audits and penetration testing form a critical part of our risk evaluation, enabling us to strengthen our defenses continuously. We also contract cybersecurity companies with industry-recognized expertise on cybersecurity matters to assess cybersecurity risks relating to our service providers and suppliers.
Cybersecurity Incident Management
In the event of a cybersecurity incident, our dedicated incident response team is mobilized to contain, assess, and mitigate the impact swiftly. This team works around the clock to monitor our systems for any signs of breach or suspicious activity, also communicating with intelligence partners and external entities. We maintain transparent communication with regulatory bodies and adhere to legal reporting obligations. The 2021 cyberattack on MOIP tested our resilience and demonstrated our capacity to respond decisively to threats. The incident was handled with dedicated professionalism and it did not materially affect our business strategy, results of operations and financial condition. For more information on the 2021 cyberattack on MOIP, see “Item 4B. Business Overview—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”
Business Continuity and Disaster Recovery
Our business continuity and disaster recovery plans are designed to ensure the uninterrupted operation of our services in the face of cyber incidents and adhere to both local and international cybersecurity risk guidelines, including those from the Central Bank, the European Central Bank, and the Cayman Islands Monetary Authority – CIMA. We provide plans and sub-plans (business impact, operational continuity, business recovery, incident management, crisis management, and test/validation plans) for recovering critical services to ensure operational availability and business continuity. These plans are subject to continuous refinement, incorporating lessons learned from drills and real-world incidents to enhance our responsiveness and resilience. The seamless operation of our platform during and after the 2021 MOIP incident is a testament to the effectiveness of our preparedness and recovery strategies. For more information, see “Item 4B. Business Overview—Protecting Our Clients—2021 MOIP Cybersecurity Incident.”

Employee Training and Awareness
We believe that a well-informed workforce is our first line of defense against cyber threats. Our training programs cover various aspects of cybersecurity, from basic practices to advanced threat detection techniques, such as: (i) guidelines for the use of network resources or, in a broader context, computational resources, whether fixed assets and/or removable mobile devices, aiming for best practices in handling, protection, processing, monitoring, and sharing of information, (ii) the institution of secure criteria for the use and maintenance of credentials, secrets, tokens, and passwords in the context of using corporate systems; and (iii) guidelines for maintaining backup and restore copies of data and information for the Company’s official repositories and storage locations, as well as regulations for information retention and logging, in compliance with regulatory bodies and current legal matters. Regular updates and drills ensure that our employees are not just aware of their responsibilities but are also equipped to act as custodians of our cybersecurity framework. Breaching security protocols or failing to adhere to guidelines is treated as misconduct, potentially leading to disciplinary actions approved by the human resources, legal, compliance, and information security departments of PagBank Group. These actions will be based on the severity of the breach and the applicable legal standards.
Information Security Department, CISO and Oversight
Our information security department is segregated from our operations and technology department (which is under our IT department) in order to preserve the autonomy of the information security department through the separation of the strategic and tactical activities from the execution and support activities performed by the operations and technology department. Our information security department is divided into two structures; (i) the governance, risks and compliance, or GRC, general management information security and (ii) the cybersecurity general management. Cybersecurity supervision is continuously executed with our audit structures, internal controls, operational risks, external audits, and by the information security committee. It is the responsibility of the general manager of cybersecurity and the general manager information security GRC (which also acts as our chief information security officer, or CISO) to provide information and any necessary input to our fraud prevention and information security director, who reports to our CRO.
Information Security Committee
Our information security committee oversees the risks and activities of our information security department and is responsible for: (i) ensuring the integrity, availability, confidentiality, and authenticity of the Company’s information; (ii) managing and providing visibility to internal and external issues that may affect the Company’s business regarding information security; (iii) proposing policies, standards, and general procedures related to information security; (iv) supporting the identification and management activities of specific security risks; (v) establishing guidelines and fronts within the Company in information security initiatives, offering the necessary governance to manage the discipline; (vi) aligning institutional and information technology objectives with information security; (vii) monitoring and proposing action plans to ensure the management of information security-related topics; (viii) complying with current regulations related to information security topics; (ix) enabling, defining, proposing, and approving the technical, material, and financial resources necessary for the implementation of prevention, control, and mitigation actions guided by this committee; (x) analyzing and approving contracts classified as relevant, according to current regulations; (xi) analyzing infractions related to relevant incidents committed by professionals of the Company for validation of the appropriate disciplinary measure; (xii) appointing the CISO; (xiii) defining communication and response models in case of incidents related to data leakage and information security, with financial, image, and/or reputational impact; (xiv) defining the strategies, plans, and actions to ensure, support, and meet the Business Continuity Management System Program, ensuring its quality, effectiveness, and compliance during crisis management scenarios; and (xv) defining the general rules regarding the organization, functioning, and structuring of the Information Security Committee’s activities.
The information security committee is composed of the following members: CEO (chief executive officer), COO (chief operating officer), CRO (chief risk officer), CTO (chief technology officer), GRC/CISO (general manager information security GRC), the general manager of cybersecurity, and representatives of audit structures, operational risks, and internal controls. Our information security committee meets quarterly to discuss management of cybersecurity risks, our cybersecurity strategy and material recent developments relating to cybersecurity matters.

Additionally, our general manager of cybersecurity possesses a degree in Technology and Data Processing from the Universidade Presbiteriana Mackenzie in São Paulo, a specialization degree in Business Management from the FIA Business School and an MBA in Technology and Information Security from IMPACTA. Our general manager of cybersecurity also has 30 years of career experience in technology and information security of which 14 years have been spent holding executive and management positions. Our general manager of information security GRC possesses a degree in Information Technology from the Unicentro Newton Paiva in Belo Horizonte in the State of Minas Gerais and a post-graduate degree in Business Administration from the FGV Institute also in Belo Horizonte. Our general manager of information security GRC has 27 years of career experience in technology and information of which nine years were spent working at financial institutions (Banco Bomsucesso, Banco BMG and PagBank) and eight years were spent in academia as a post-graduate professor at IGTI and PUC Minas. Furthermore, our general manager of cybersecurity has been appointed as our CISO and acts on behalf of PagSeguro when dealing with matters involving the Central Bank, in accordance with the applicable laws and regulation.
Board of Directors Supervision
Our audit committee oversees the management of cyber security risks and it has a recurring annual meeting, with the participation of members of management with expertise on cybersecurity-related matters, to discuss and address topics related to information security and cybersecurity. If our audit committee deems it necessary, additional meetings may be requested on an extraordinary basis. In the event of material cyber incidents, the information security committee reports to the audit committee promptly pursuant to our crisis management processes.
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

Cybersecurity Threats and Incidents
The landscape of cyber threats is continuously evolving, with attackers employing more sophisticated methods to breach defenses. The 2021 cyberattack on MOIP underscored the importance of vigilance, timely response, and the strength of our cybersecurity posture in accordance with Brazilian law. This incident served as a catalyst for further strengthening our security measures and reaffirmed our commitment to protecting our stakeholders against emerging cyber threats. During the year ended December 31, 2024, PagBank Group did not encounter any cybersecurity incidents that significantly impacted, or have the potential to significantly impact, our strategic direction, operational performance, or financial stability. Nevertheless, it’s important to acknowledge that despite our rigorous security measures, the complete eradication of cybersecurity risks is unattainable. We cannot guarantee that there have been no cybersecurity breaches that went unnoticed, nor can we assure that such incidents will not occur in the future. See also “Item 3D. Risk Factors” for more information on the cybersecurity threats and risks that could materially adversely impact us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.
ITEM 18. FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning on Page F-1 of this annual report.

ITEM 19. EXHIBITS

No.	Description

1.1	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form F-1/A filed on January 10, 2018).

2.1	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 of Form 20-F filed on April 29, 2024).

4.1†
English translation of the Agreement for the Supply of Equipment – PIN pad Terminals, dated as of June 26, 2014, among PAX BR Comércio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., and Net+Phone Telecomunicações Ltda.

4.2†
English translation of the 1st Addendum to the Agreement for the Supply of Equipment, dated as of October 21, 2014, among PAX BR Comércio de Equipamentos de Informática Ltda., CIS Eletrônica Indústria e Comércio Ltda., Densam da Amazônia Indústria Eletrônica Ltda., and Net+Phone Telecomunicações Ltda.

4.3†
English translation of the 6th Addendum to the Agreement for the Supply of Equipment, dated as of February 6, 2017, among PAX BR Comércio de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., and Net+Phone Telecomunicações Ltda.

4.4†
English translation of 7th Addendum to the Agreement for the Supply of Equipment, dated as of August 25, 2017, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda. and Transire Fabricação de Componentes Eletrônicos Ltda. (incorporated by reference to Exhibit 4.2 of Form 20-F filed on April 16, 2019).

4.5†
English translation of 8th Addendum to the Agreement for the Supply of Equipment, dated as of November 5, 2019, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.3 of Form 20-F filed on April 27, 2021).

4.6†
English translation of 12th Addendum to the Agreement for the Supply of Equipment, dated as of May 16, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., PagSeguro Internet Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Tec Toy S.A. (incorporated by reference to Exhibit 4.7 of Form 20-F filed on April 29, 2024).(incorporated by reference to Exhibit 4.7 of Form 20-F filed on April 29, 2024).

4.7†
English translation of 13th Addendum to the Agreement for the Supply of Equipment, dated as of May 23, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., PagSeguro Internet Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Tec Toy S.A. (incorporated by reference to Exhibit 4.8 of Form 20-F filed on April 29, 2024).

4.8†
English translation of 14th Addendum to the Agreement for the Supply of Equipment, dated as of September 27, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., PagSeguro Internet Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Tec Toy S.A. (incorporated by reference to Exhibit 4.9 of Form 20-F filed on April 29, 2024).

4.9†
English translation of 15th Addendum to the Agreement for the Supply of Equipment, dated as of October 25, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., PagSeguro Internet Ltda., Transire Fabricação de Componentes Eletrônicos Ltda. and Tec Toy S.A. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 29, 2024).

4.10†
English translation of 16th Addendum to the Agreement for the Supply of Equipment, dated as of August 22, 2022, among Net+Phone Telecomunicações Ltda., PAX BR Comércio e Serviços de Equipamentos de Informática Ltda., Transire Fabricação de Componentes Eletrônicos Ltda., PagSeguro Internet Ltda., Transire Fabricacao de Componentes Eletronicos Ltda. and Tec Toy S.A. (incorporated by reference to Exhibit 4.11 of Form 20-F filed on April 29, 2024).

4.11†
English translation of 18th Addendum to the Agreement for the Supply of Equipment, dated as of March 25, 2025, among Net+Phone Telecomunicações Ltda., PagSeguro Internet Instituição de Pagamento S.A., Transire Comércio e Serviços de Equipamentos Ltda., Tec Toy S.A. and Victim Serviços S.A.

4.12†*
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

4.13†
Amendment and Restatement to the Supplement to the License Agreement, dated as of October 7, 2020, between MasterCard International Incorporated and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.15 of Form 20-F filed on April 27, 2021).

4.14†
English Translation of the Instrument for the Participation in Payment Arrangements by a Domiciled Institution (CT 03759/21), dated November 17, 2021 between BancoSeguro S.A. and Mastercard Brasil Soluções de Pagamento Ltda. (incorporated by reference to Exhibit 4.15 of Form 20-F filed on April 29, 2024).

4.15*
Visa Payment Arrangements Participation and Trademark License Agreement, dated as of August 24, 2015, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 10.8 of Form F-1 filed on December 26, 2017).

4.16*
First Amendment to the Visa Payment Arrangements Participation and Trademark License Agreement, dated as of July 3, 2017, between Visa do Brasil Empreendimentos Ltda. and PagSeguro Internet Ltda. (incorporated by reference to Exhibit 4.10 of Form 20-F filed on April 16, 2019).

4.17†
English Translation of the Participation Agreement in Payment Arrangements by a Domiciled Institution (CT 02955/21), dated November 30, 2020 between BancoSeguro S.A. and VISA do Brasil Empreendimentos Ltda. (incorporated by reference to Exhibit 4.18 of Form 20-F filed on April 29, 2024).

4.18*
Advertising Space Assignment Agreement for Insertion of Advertisements, dated as of August 1, 2015, by and between Universo Online S.A. and PagSeguro Internet Ltda., including 1st Addendum to the Advertising Space Assignment Agreement for Insertion of Advertisements, dated as of January 1, 2017 and UOL – Table of Prices – August 2016 (incorporated by reference to Exhibit 10.9 of Form F-1 filed on December 26, 2017).

4.19	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 of Form F-1 filed on December 26, 2017).

4.20
English translation of the Long-Term Incentive Plan – Goals (LTIP-Goals) – PagSeguro Internet S.A., dated as of December 18, 2018 and ratified on August 7, 2019, February 21, 2020 and January 19, 2021 (incorporated by reference to Exhibit 4.23 of Form 20-F filed on April 27, 2021).

4.21†
English translation of Software Development and Implantation Services Agreement, dated as of July 15, 2019, between PagSeguro Internet S.A. and Compasso Tecnologia Ltda. (incorporated by reference to Exhibit 10.3 of Form F-3/ASR filed on October 15, 2019).

4.22†
45th Addendum to the Software Implementation and/or Development Services Agreement, dated as of September 12, 2024, between Compass.UOL Tecnologia Ltda and PagSeguro Internet Instituição de Pagamento S.A.

4.23†
46th Addendum to the Software Implementation and/or Development Services Agreement, dated as of November 21, 2024, between Compass.UOL Tecnologia Ltda and PagSeguro Internet Instituição de Pagamento S.A.

4.24†
English translation of the AWS Cloud Agreement, dated as of January 1, 2017, among UOL Diveo Tecnologia Ltda., and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.27 of Form 20-F filed on April 29, 2024).

4.25†
English translation of the Instrument for Assignment of the AWS Cloud Agreement, dated as of February 4, 2021, among UOL Diveo Tecnologia Ltda., Compasso Informática S.A. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.33 of Form 20-F filed on April 27, 2021).

4.26†
English translation of the First Amendment to the AWS Cloud Agreement, dated as of August 18, 2020, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.32 of Form 20-F filed on April 27, 2021).

4.27†
English translation of the Second Amendment to Purchase Order No. 19-09362 (Exhibit of the AWS Cloud Agreement), dated as of April 16, 2021, between UOL Diveo Tecnologia Ltda. and PagSeguro Internet S.A. (incorporated by reference to Exhibit 4.30 of Form 20-F filed on April 29, 2024).

4.28†
English translation of the Third Amendment to the AWS Cloud Agreement, dated as of September 3, 2021, between UOL Diveo Tecnologia Ltda., PagSeguro Internet S.A., Registraseguro S.A. and Compasso Informatica S.A. (incorporated by reference to Exhibit 4.31 of Form 20-F filed on April 29, 2024).

4.29†
English translation of the Fourth Amendment to the AWS Cloud Agreement, dated as of October 25, 2022, between Pagseguro Internet Instituição de Pagamento S.A., Registraseguro S.A., and Compass.UOL S.A. (incorporated by reference to Exhibit 4.32 of Form 20-F filed on April 29, 2024).

4.30†
English translation of the Fifth Amendment to the AWS Cloud Agreement, dated as of September 15, 2023, between Pagseguro Internet Instituição de Pagamento S.A., Registraseguro S.A., Concil Inteligência em Conciliação S.A., PagSeguro Tecnologia Ltda., Zygo Serviços de Tecnologia S.A., and Compass.UOL Informatica S.A.

4.31†
English translation of the Sixth Amendment to the AWS Cloud Agreement, dated as of March 25, 2024, between Pagseguro Internet Instituição de Pagamento S.A., Concil Inteligência em Conciliação S.A., PagSeguro Tecnologia Ltda., Zygo Serviços de Tecnologia S.A., Netpos Serviços de Informática S.A., and Compass.UOL Informática S.A.

4.32†
English translation of Instrument for Assignment of the Google Cloud services Acquisition Agreement No. 2021-01439 (ES 04011/20) from UOL Diveo Tecnologia Ltda. to Compass.UOL S.A. (COSA) on March 1, 2021 and First Amendment to the General Conditions of Google Cloud Acquisition No. 2021-01439 (ES 04011/20) on March 1, 2021 between PagSeguro Internet S.A. and UOL Diveo Tecnologia S.A. (incorporated by reference to Exhibit 4.34 of Form 20-F filed on April 27, 2021).

4.33†
English translation of the Second Amendment the General Conditions of the Hiring of Google Cloud No. 2021-01439 (ES 04011/20) among Digital Services.UOL S.A. (formerly UOL Diveo Tecnologia Ltda.), Compass.UOL S.A. and PagSeguro Internet Instituição de Pagamento S.A. on December 27, 2022 (incorporated by reference to Exhibit 4.33 of Form 20-F filed on April 29, 2024).

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

4.39†
English Translation of the Fifth Amendment to the Service Agreement and Other Covenants, dated as of April 4, 2022, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.39 of Form 20-F filed on April 29, 2024).

4.40†
English Translation of the Sixth Amendment to the Service Agreement and Other Covenants, dated as of August 17, 2022, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.40 of Form 20-F filed on April 29, 2024).

4.41†
English Translation of the Seventh Amendment to the Service Agreement and Other Covenants, dated as of March 16, 2023, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.41 of Form 20-F filed on April 29, 2024).

4.42†
English Translation of the Eighth Amendment to the Service Agreement and Other Covenants, dated as of August 23, 2023, between Pagseguro Internet S.A. and Invillia Desenvolvimento de Produtos Digitais Ltda. (incorporated by reference to Exhibit 4.42 of Form 20-F filed on April 29, 2024).

4.43†
English Translation of the Ninth Amendment to the Service Agreement and Other Covenants, dated as of March 20, 2024, between Universo Online S.A., Pagseguro Internet Instituição de Pagamento S.A., UOL Cursos Tecnologia Educational Ltda., Edge.UOL Tecnologia Ltda., Ciatech Tecnologia Educacional Ltda., Wirecard Brazil S.A., Pagseguro Tecnologia Ltda., Concil Inteligência em Conciliação S.A., and Invillia Desenvolvimento de Produtos Digitais Ltda.

4.44†	English Translation of the Long-term Incentive Plan, dated as of December 20, 2021 (incorporated by reference to Exhibit 4.48 of Form 20-F filed on May 2, 2022).

4.45†
English Translation of the Software Implementation and/or Development Services Agreement (No. 0119/22), dated as of March 22, 2022, between Pagseguro Internet S.A. and Everymind Consultoria e Sistemas Ltda. (incorporated by reference to Exhibit 4.44 of Form 20-F filed on April 29, 2024).

4.46†
English Translation of the PAX Store License Agreement, dated as of September 19, 2022, between Pagseguro Internet Instituição de Pagamentos S.A. and PAX Technology Limited (incorporated by reference to Exhibit 4.45 of Form 20-F filed on April 29, 2024).

4.47†
English translation of the Agreement for the Supply of Equipment – POS Devices (CT 01725/22), dated as of December 6, 2022, among PagSeguro Internet Instituição de Pagamento S.A. and the suppliers Cal-Comp Indústria e Comércio de Eletronicos e Informatica Ltda. and Newland Payment Tecnologia do Brasil Ltda. (incorporated by reference to Exhibit 4.46 of Form 20-F filed on April 29, 2024).

8.1	Subsidiaries of PagSeguro Digital Ltd.

11(a).1	English translation of the UOL Code of Ethics and Conduct, dated as of October 2023.

11(a).2	English translation of the UOL Code of Ethics and Conduct – Mobbing and Sexual Harassment.

11(b)	Insider Trading Policy

12.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97	Clawback Policy (incorporated by reference to Exhibit 97 of Form 20-F filed on April 29, 2024).

†	Certain identified confidential information has been redacted from this exhibit because both (i) it is customarily and actually treated as private or confidential and (ii) it is not material.
(*)	References to PagSeguro Internet Ltda. should be interpreted as PagSeguro Internet S.A.

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
“FGTS” means Fundo de Garantia do Tempo de Serviço (Brazilian Unemployment Compensation Fund).
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
“IASB” means the International Accounting Standards Board.
“IFRS” means the International Financial Reporting Standards.
“individual micro entrepreneurs” refers to businesses that are classified as such in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises (Estatuto Nacional da Microempresa e da Empresa de Pequeno Porte), as amended, and the Brazilian tax code. This classification refers to businesses with annual gross revenues of up to R$81,000.

“INSS” means Instituto Nacional de Seguridade Social (Brazilian Social Security Institute).
“LTIP” means our long-term incentive plan established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital (replaced by the LTIP-Goals on December 18, 2018).
“LTIP-Goals” means our long-term incentive plan – goals established by PagSeguro Brazil on December 18, 2018.
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
“micro companies” refers to legal entities with annual gross revenues of up to R$360,000, as determined in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises (Estatuto Nacional da Microempresa e da Empresa de Pequeno Porte), as amended, and the Brazilian tax code.
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
“small companies” refers to legal entities that are classified as such in accordance with the standard segmentation of Brazilian businesses by size under Brazilian Law No. 123/2006, known as the General Law on Micro and Small Enterprises (Estatuto Nacional da Microempresa e da Empresa de Pequeno Porte), as amended, and the Brazilian tax code. This classification refers to businesses with annual gross revenues of between R$360,000 and R$4.8 million.
“TPV” means total payment volume, being the value of payments successfully processed through our end-to-end digital banking ecosystem, net of payment reversals.

“UOL” means Universo Online S.A., a Brazilian sociedade por ações and the controlling shareholder of PagSeguro Digital. Founded in 1996, UOL is Brazil’s largest internet content, digital products and services company. UOL’s majority shareholder is OFL Participações S.A., a holding company controlled by Luis Frias.
“UOL EdTech” means Uol Edtech Tecnologia Educacional S/A (currently in the process of internal reorganization), an online education platform.
“UOL Group” means the group of companies controlled by UOL, which includes, among others Uol Edtech and DigitalServices.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 28, 2025.

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer

PagBank

PagSeguro Digital Ltd.

Consolidated Financial Statements 2024

Feb 20, 2025

PagSeguro Digital Ltd.

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023

PagSeguro Digital Ltd. Consolidated financial statements As of December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the financial statements and
internal control over financial reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

PagSeguro Digital Ltd.
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
Revenue recognition
As described in Note 2.17 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company’s performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2024 as “revenue from transaction activities and other services”, substantially related to electronic intermediation fees, and “financial income”, mostly related to early payments to merchants, the amounts of R$ 10,352,228 thousand and R$ 9,391,519 thousand, respectively, as described in Note 26 to the consolidated financial statements.
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

PagSeguro Digital Ltd.
Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to revenue recognition process. The procedures also included, among others, (1) reconciliation of the data extracted from the systems with the general ledger; (2) performing audit procedures over the information technology general controls of the Company's systems; (3) test the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also testing if the percentages applied for these transactions were in accordance with the applicable agreements; (4) performing, on a sample basis, cash collection inspection for the transactions selected; and (5) evaluating the sufficiency of the Company's disclosures.
Measurement of expected credit losses
for loans and credit card receivables
As described in Notes 2.6, 3.2 and 9 to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, which involves management's judgment, as set forth in IFRS 9 - Financial Instruments. As of December 31, 2024, the expected credit losses on (i) loans and (ii) credit card receivables were R$ 130,663 thousand and R$ 117,883 thousand, respectively. The balance of (i) loans and (ii) credit card receivables as of December 31, 2024 was R$ 143,270 thousand and R$ 777,996 thousand, respectively. Management calculates expected credit losses (‘ECL’) using collective models, probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’). The ECL measurement is based on management's estimate of present value expected to be received, which uses assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows. In this assessment, management has considered forward-looking information, changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.
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

São Paulo, February 20, 2025

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers Auditores Independentes Ltda.

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
The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2024 the Company's internal control over financial reporting is effective.
São Paulo
February 17, 2025.

/s/ Alexandre Magnani	/s/ Artur Schunck
Alexandre Magnani	Artur Gaulke Schunck
Chief Executive Officer	Chief Financial Officer

investors.pagseguro.com	F-6

PagSeguro Digital Ltd. Consolidated balance sheets As of December 31, 2024 and 2023 (All amounts in thousands of reais)

	Note	December 31, 2024	December 31, 2023

Assets

Current assets
Cash and cash equivalents	6	927,668	2,899,060
Financial investments	7	487,924	782,612
Compulsory reserve	8	4,761,404	2,525,971
Accounts receivable	9	57,628,538	41,757,204
Receivables from related parties	11	9,082	4,307
Derivative financial instruments	30	58,470	—
Inventories		1,642	33,537
Recoverable Taxes	10	551,722	563,305
Other receivables		194,465	162,832
Total current assets		64,620,915	48,728,828

Non-current assets
Accounts receivable	9	2,174,735	1,143,779
Receivables from related parties	11	22,767	27,974
Recoverable Taxes	10	318,197	—
Judicial deposits		79,591	50,992
Deferred income tax and social contribution	23	95,872	98,856
Other receivables		89,902	35,584
Property and equipment	13	2,572,336	2,451,011
Intangible assets	14	2,926,302	2,571,069
Total non-current assets		8,279,702	6,379,265

Total assets		72,900,617	55,108,093

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated balance sheets As of December 31, 2024 and 2023 (All amounts in thousands of reais)

	Note	December 31, 2024	December 31, 2023

Liabilities and equity

Current Liabilities
Payables to third parties	15	11,557,648	9,965,603
Obligations to FIDC quota holders	16	134,375	—
Checking Accounts	17	12,030,573	11,382,924
Banking Issuances	18	12,677,098	11,365,373
Salaries and social security charges	19	402,643	345,248
Taxes and contributions	20	280,762	240,671
Provision for contingencies	21	43,820	91,490
Borrowings	22	4,521,503	189,427
Derivative Financial Instruments	30	69,969	40,945
Trade payables		663,229	513,920
Payables to related parties	11	116,383	135,478
Deferred revenue	2.17	128,849	128,461
Other liabilities		117,630	32,379
Total current liabilities		42,744,482	34,431,919

Non-current liabilities
Payables to third parties	15	84,570	185,861
Obligations to FIDC quota holders	16	1,017,009	118,986
Banking Issuances	18	11,412,136	4,823,067
Payables to related parties	11	1,014,863	341,326
Deferred income tax and social contribution	23	1,790,362	1,832,087
Provision for contingencies	21	71,140	5,729
Deferred revenue	2.17	16,579	17,724
Other liabilities		81,104	110,709
Total non-current liabilities		15,487,763	7,435,489

Total liabilities		58,232,245	41,867,408

Equity
Share capital	24	26	26
Treasury shares	24	(1,367,677)	(760,317)
Capital reserve	24	6,133,863	6,132,745
Retained earnings	24	10,007,444	7,891,076
Equity valuation adjustments	24	(22,372)	(22,372)
Other comprehensive income	24	(82,912)	(473)
Total equity		14,668,372	13,240,685

Total liabilities and equity		72,900,617	55,108,093

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated statements of income Years ended December 31, 2024, 2023 and 2022 (All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2024	2023	2022

Revenue from transaction activities and other services	26	9,183,282	9,027,242	8,906,406
Financial income	26	9,150,427	6,653,046	6,252,735
Other financial income	26	475,923	268,113	175,773

Total revenue and income		18,809,632	15,948,401	15,334,914

Cost of sales and services	27	(9,543,315)	(8,132,580)	(7,470,895)
Selling expenses	27	(1,859,590)	(1,429,816)	(1,946,075)
Administrative expenses	27	(972,251)	(732,689)	(668,679)
Financial costs	27	(3,746,688)	(3,269,556)	(3,151,552)
Other income (expenses), net	27	(307,859)	(366,653)	(338,397)

Profit before income taxes		2,379,929	2,017,107	1,759,316

Current income tax and social contribution	23	(261,211)	(101,846)	(60,718)
Deferred income tax and social contribution	23	(2,350)	(261,577)	(193,830)

Income tax and social contribution		(263,561)	(363,423)	(254,548)

Net income for the period		2,116,368	1,653,684	1,504,768

Basic earnings per common share - R$	25	6.6953	5.1387	4.6002
Diluted earnings per common share - R$	25	6.6238	5.1047	4.5705

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated statements of comprehensive income Years ended December 31, 2024, 2023 and 2022 (All amounts in thousands of reais)

		For the year ended December 31,
	Nota	2024	2023	2022

Net income for the year		2,116,368	1,653,684	1,504,768
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	24	767	56	(677)
Loss on financial assets designated at fair value through OCI	24	(129,503)	(845)	(162)
Gain derivative Financial Instruments through OCI	24	3,434	253	—
Income tax and social contribution	24	42,863	201	55

Other comprehensive income for the year		2,033,929	1,653,349	1,503,984

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated Statements of Changes in Equity Years ended December 31, 2022, 2021 and 2020 (All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198

Net income for the year	24	—	—	—	—	1,504,768	—	—	1,504,768
Currency translation adjustment	24	—	—	—	—	—	—	(677)	(677)
Loss on financial assets through OCI	24	—	—	—	—	—	—	(107)	(107)
Gain on derivative Financial Instruments through OCI	24	—	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	24	—	—	—	127,389	—	—	—	127,389
Acquisition of treasury shares	24	—	(291,445)	—	—	—	—	—	(291,445)
(LTIP) of treasury shares	24	—	101,102	—	(101,102)	—	—	—	—
On December 31, 2022		26	(475,354)	5,828,754	273,819	6,237,392	(22,372)	(139)	11,842,126

Net income for the year	24	—	—	—	—	1,653,684	—	—	1,653,684
Currency translation adjustment	24	—	—	—	—	—	—	56	56
Loss on financial assets through OCI	24	—	—	—	—	—	—	(558)	(558)
Loss on derivative Financial Instruments through OCI	24	—	—	—	—	—	—	168	168
Share based long term incentive plan (LTIP)	24	—	—	—	144,617	—	—	—	144,617
Acquisition of treasury shares	24	—	(399,408)	—	—	—	—	—	(399,408)
(LTIP) of treasury shares	24	—	114,444	—	(114,444)	—	—	—	—
On December 31, 2023		26	(760,318)	5,828,754	303,992	7,891,076	(22,372)	(473)	13,240,685

Net income for the year	24	—	—	—	—	2,116,368	—	—	2,116,368
Currency translation adjustment	24	—	—	—	—	—	—	767	767
Loss on financial assets through OCI	24	—	—	—	—	—	—	(85,472)	(85,472)
Gain on derivative Financial Instruments through OCI	24	—	—	—	—	—	—	2,266	2,266
Capital Reserve	24	—	—	(475)	—	—	—	—	(475)
Share based long term incentive plan (LTIP)	24	—	—	—	178,692	—	—	—	178,692
Acquisition of treasury shares	24	—	(784,459)	—	—	—	—	—	(784,459)
(LTIP) of treasury shares	24	—	177,099	—	(177,099)	—	—	—	—
On December 31, 2024		26	(1,367,678)	5,828,279	305,585	10,007,444	(22,372)	(82,912)	14,668,372

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Consolidated statements of cash flows Years ended December 31, 2024, 2023 and 2022 (All amounts in thousands of reais)

		For the year ended December 31,
	Note	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		2,379,929	2,017,107	1,759,316
Expenses (revenues) not affecting cash:
Depreciation and amortization	27	1,600,932	1,355,653	1,130,690
Total Losses	27	456,079	536,048	984,487
Accrual of provision for contingencies		45,707	59,197	37,276
Share based long term incentive plan (LTIP)	24	178,692	144,617	127,391
Loss on disposal of property, equipment, intangible, inventories and investment assets		207,506	295,989	270,901
Derivative Financial Instruments, net		52,802	1,025	22,289
Interest accrued		1,072,588	585,868	592,146
Other (income) cost, net		1,234	(1,750)	6,355
Changes in operating assets and liabilities
Accounts receivable		(21,418,997)	(10,531,495)	(17,853,689)
Compulsory reserves		(1,947,170)	(1,274,173)	(157,419)
Inventories		5,225	(20,256)	36,257
Recoverable taxes		(167,291)	(59,927)	154,273
Other receivables		(101,614)	(9,850)	26,050
Deferred revenue		(756)	2,123	(36,338)
Other liabilities		58,356	8,352	(31,734)
Payables to third parties		1,488,877	962,405	(4,030,807)
Checking accounts		343,095	2,468,088	8,878,436
Obligations to FIDC quota holders		1,000,000	—	100,000
Trade payables		148,601	63,498	(133,846)
Receivables from (payables to) related parties		583,486	(191,812)	9,787
Banking Issuances		9,017,299	4,945,183	9,006,018
Salaries and social charges		57,396	51,457	33,054
Taxes and contributions		(95,394)	127,276	25,829
Provision for contingencies		(35,291)	(28,652)	(24,234)
		(5,068,709)	1,505,971	932,488
Income tax and social contribution paid		(157,340)	(82,633)	(89,899)
Interest income received (paid)		1,809,756	2,576,415	2,706,373

NET CASH USED IN OPERATING ACTIVITIES		(3,416,293)	3,999,753	3,548,962

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired		—	(31,313)	—
Purchases of property and equipment	13	(1,131,878)	(951,558)	(1,096,059)
Purchases and development of intangible assets	14	(1,188,763)	(1,036,806)	(1,040,337)
Redemption (Acquisition) of financial investments		490,552	(684,120)	(48,134)

NET CASH USED IN INVESTING ACTIVITIES		(1,830,089)	(2,703,797)	(2,184,530)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	22	8,883,160	300,000	250,000
Payment of borrowings	22	(4,723,135)	(100,000)	(1,213,144)
Payment of borrowings Interest	22	(62,463)	(9,613)	(56,931)
Acquisition of treasury shares	24	(784,459)	(399,408)	(291,443)
Payment of leases	13	(18,590)	(16,972)	(18,179)
Derivative Financial Instruments, net		(19,523)	—	—

NET CASH PROVIDED BY FINANCING ACTIVITIES		3,274,990	(225,993)	(1,329,697)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,971,392)	1,069,963	34,735
Cash and cash equivalents at the beginning of the year	6	2,899,060	1,829,097	1,794,362
Cash and cash equivalents at the end of the year	6	927,668	2,899,060	1,829,097

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)

1.    General information

PagSeguro Digital Ltd., (“PagSeguro Digital” or the “Company”), is a holding company with its principal executive offices located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, and was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
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
In June 2024, PagSeguro Digital acquired 5% of Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”) shares from its subsidiary PagSeguro Brazil, which together with the 15% of FIDC shares previously acquired resulted in PagSeguro Digital owning 20% of the subordinated quotas of the fund.
In June 28, 2024, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Brazil called Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”). The objective of this fund is to anticipate third-party assignments in accordance with market operations.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PagSeguro Holding Ltd. (“PSHC”). The PagSeguro Group subsidiaries are as follows:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”), Concil Inteligência em Conciliação S.A. (“Concil”) and Netpos Serviços de Informática S.A. (“Netpos”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Pagseguro Tecnologia, BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), Pagseguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and Pag Participações Ltda. (“Pag Participações”).
•Pag Participações subsidiaries are Tilix Digital Ltda. (“TILIX”), Yamí Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).
•BS Holding subsidiaries are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest”).
These consolidated financial statements include Pagseguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

PagSeguro Digital Ltd. Notes to the Consolidated Financial Statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies

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
These consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, were authorized for issuance by PagSeguro Digital’s Board of Directors on February 17, 2025.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
ii)Group companies
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
Financial assets include cash and cash equivalents, financial investments, compulsory reserves, receivables from related parties, accounts receivable, judicial deposits and other receivables.
Subsequent measurement
The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); and (iii) financial assets at fair value through profit or loss.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Financial assets at amortized cost
Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.
The Group’s financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, financial investments, compulsory reserve, receivables from related parties, and other receivables.
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
The Group’s debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds as disclosed in Note 7, 8 and Accounts Receivable in Note 9. The Group has identified certain receivables from Card Issuers and Acquirers which are managed separately. The Group assessed that the appropriate business model of some Card Issuers and Acquirers originated after September of 2024 which is held by the Group as part of liquidity management is held to collect and sell and measured at fair value thorough other comprehensive income (FVOCI).
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
Derecognition
A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:
•The rights to receive cash flows from the asset expire; or
•PagSeguro Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.
ii)Impairment of financial assets
PagSeguro Group assesses at the balance sheet date, if there is significantly increase on credit risk of financial instruments since initial recognition that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
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
The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 29.
For debt instruments at fair value through OCI, the Group applies at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group’s debt instruments at fair value through OCI comprise investments in Brazilian Treasury Bonds and Accounts receivable, considered to be low credit risk investments.
iii)Financial liabilities
Initial recognition and measurement
Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.
Financial liabilities include payables to third parties, checking accounts, banking issuances, payables to related parties, trade payables and other payables.
Subsequent measurement
The subsequent measurement of financial liabilities depends on their classification, which may be as follows:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition. Financial liabilities and corresponding specific derivative entered with the objective of protecting against fair value exposure risk are also designated at cash flow hedge and fair value hedge.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 - Financial Instruments.
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
Derecognition
A financial liability is derecognized when the obligation is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.
iv)Financial instruments - offsetting
Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
vii)Derivative Financial Instruments
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
2.6.    Accounts receivable
Accounts receivable include mainly (i) the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and (ii) loans, credit card receivables and payroll loans and other credit operations. If the term is equivalent to one year or less, accounts receivable is classified as current assets, if not, as non-current assets.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
The weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating this allows the grouping of customers with similar credit risks and classification into one of the following stages:
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured.
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
During 2024, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.
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
2.11.    Payables to third parties
PagSeguro Group recognizes a liability from transactions of sales and services that will be settle according by merchant’s.
The payables to third parties from installment transactions are estimated based on the fair value, in accordance with the terms of these transactions.
2.12.    Checking Accounts
Checking accounts refer to amounts due to merchants that use PagSeguro Brazil platform and balance from clients. PagSeguro Group recognizes a liability that will be made available to the merchant and clients on its PagSeguro account. The Group keep the amount in Certificate of Deposits and the difference between initial and final amount is treated as interest due after 30 days of recognition.
2.13.    Obligations to FIDC quota holders
Obligations to FIDC quota holders refers to amount of the senior quotas of the FIDC were issued to third parties investors. The PagSeguro Group recognizes a liability relating to contributions from third parties investors and the difference between initial and final amount is treated as interest.
2.14.    Banking issuances
The PagSeguro Group has sell-buy back transactions. Such repurchase agreements are recorded in term deposits accounts when refers to certificate deposits operations and interbank deposits accounts for financial letter issuance purposes. The difference between sale price and repurchase price is treated as interest and it is recognized during the term of the agreement by effective interest rate method.
2.15.    Borrowings
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.16.    Provisions
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
2.17.    Revenue and income
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
•Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.
•Revenue from membership fee: The Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients’ internal metrics and recognized in deferred revenues over time.
•Revenue from credit operations: The Company recognizes income earned on a daily pro-rata basis. Income from credit operations due and overdue before entering in stop accrual is recorded in revenue from transaction activities and services. After stop accrual will only be recognized income when actually received.
•Income is mostly comprised of financial income recognized because of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant receives the payment for the sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.
2.18.    Current and deferred income tax and social contribution
Current income tax and social contribution
Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.
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
The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.
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
2.19.    Employee benefits - Profit sharing
PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
2.20.    Business combination and goodwill
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
2.21.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the PagSeguro Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
2.22.    Share-based payments (LTIP and LTIP Goals)
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 22, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
That cost is recognized in personnel expenses, together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
2.23.    New accounting standards adopted in 2024
The accounting policies adopted in the preparation of the consolidated financial statements for the period ended December 31, 2024 are consistent with those adopted for the year ended December 31, 2023, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2024, as described below.
–Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020 and 2022, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2024. The implementation did not have material impact in the financial results.
–Amendments to IFRS 16 – The amendments to IFRS 16 specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. The amendments to IFRS 16 are effective as of January 1, 2024. The implementation did not have material impact in the financial results.
–Amendments to IAS 7 and IFRS 7 – The objective of the amendments to IFRS 7 is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The amendments to IAS 7 are effective as of January 1, 2024. The implementation did not have material impact in the financial results.
2.24.     New accounting standards not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
–Amendment to IAS 21 "Lack of Exchangeability": issued in August 2023, with the objective of clarifying entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments to IAS 21 are effective as of January 1, 2025. The Group did not identify impact changes in the financial results.
–OECD Pilar Two Rules – In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The group does not expect material impact in the financial results.
–Amendment to IFRS 9 and IFRS 7 " Classification and Measurement of Financial Instruments": issued in May 2024, to respond to recent questions arising in practice and to incluse new requirements not only for financial institutions but also for corporate entities. These amendments:

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
•Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through and electronic cash transfer system;
•Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•Add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•Update the disclosures for equity instruments designed at fait value throught other comprehensive income (OCI).
The amendments to IFRS 9 and IFRS 7 are effective as of January 1, 2026. The Group did not identify material impact in the financial results.
–Amendment to IFRS 18 "Presentation and Disclosure in Financial Statements": IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:
•Although the adoption of IFRS 18 will have no impact on the group’s net profit, the group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:
◦Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit;
◦IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognizes some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognized, and the group is currently evaluating the need for change.
•The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.
•The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:
◦management-defined performance measures;

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
2.    Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)
◦a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and
◦for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.
•From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.
The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.
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
3.2.    Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment. For receivables related to credit operations with the clients, the provision rates are based on EAD, PD and LGD as detailed in note 2.6 accounts receivable.
3.3.    Impairment of goodwill
Management's judgment must be exercised especially in forecasting CGU's cash flows, computation of the weighted average cost of capital ("WACC"), estimation of inflation and long-term growth rate based on estimated gross domestic product used when calculating the value in use of the CGU, as described in Note 14.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries

As of December 31, 2024
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

Pagseguro Brazil	70,372,095	60,488,640	9,883,455	1,056,170	99.99	Direct
BS Holding	934,868	186	934,682	100,117	100.00	Direct
Pagseg Participações	2,394,423	870	2,393,553	279,427	99.99	Direct
Pagseguro Holding	10,060	2,226	7,834	(7,059)	99.99	Direct
Pag Participações	457,670	22,793	434,877	26,249	99.99	Indirect
Paginvest Corretora	17,625	782	16,843	867	99.99	Indirect
Net+Phone	653,617	116,066	537,551	122,503	99.99	Indirect
PagSeguro Tecnologia	2,179,351	1,448,659	730,692	98,952	99.99	Indirect
BCPS	2,992	427	2,565	(385)	100.00	Indirect
BSEC	1,260,807	1,174,727	86,080	41,606	99.99	Indirect
Biva Serviços	472,218	9,305	462,913	17,308	99.99	Indirect
FIDC	6,589,019	1,630,197	4,958,822	4,187,880	100.00	Indirect
FIDM	19,088	834	18,254	2,812	100.00	Indirect
TILIX	54,734	1,532	53,202	3,914	99.99	Indirect
BancoSeguro	43,106,305	42,211,043	895,262	98,787	100.00	Indirect
Yamí	142,865	247	142,618	8,461	99.99	Indirect
CDS	230,198	5,267	224,931	14,818	99.99	Indirect
ZYGO	228,606	267	228,339	14,565	99.99	Indirect
MOIP	725,791	36,681	689,110	66,945	100.00	Indirect
Concil	346,202	3,033	343,169	29,526	100.00	Indirect
Netpos	7,443	2,539	4,904	2,775	100.00	Indirect
Pagseguro Chile	20,023	15,299	4,724	(1,994)	100.00	Indirect
Pagseguro Colombia	11,433	11,245	188	(352)	100.00	Indirect
PSGP México	2,320	4,183	(1,863)	(3,631)	100.00	Indirect
Pagseguro Peru	11,915	9,210	2,705	(1,082)	100.00	Indirect

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
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
     On December 27, 2021 PagSeguro Brazil transferred 15% of their subordinated quotas to PagSeguro Digital. In June 2024, PagSeguro Digital acquired 5% of their subordinated quotas owing 20% of the subordinated quotas of the fund. As of December 31, 2024, 100% of subordinated quotas are owned by the PagSeguro Group.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries (Continued)
•Concil: On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital of Concil. The company’s corporate purpose is to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing, and assignment of the right to use computing.
•FIDM: In June 28, 2024, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Brazil called Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”). The objective of this fund is to anticipate third-party assignments in accordance with market operations.
•Netpos Serviços de Informática S.A. (“Netpos”): On July 18, 2023, PagSeguro Brazil acquired 90%, in addition to the 10% previously acquired and obtained 100% of the share capital of the company. Netpos’s main activity is software and hardware solutions focused on developing better business management conditions. More details in note 12.
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
◦CDS: On August 31, 2020, PagSeguro Group acquired 100% of the issued shares of CDS. Payroll loans credit operations were offered by CDS and are now is offered by BancoSeguro.
◦Biva Serviços: whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform.
◦Pag Participações: On October 22, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeg, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. Pag Participações subsidiaries are:
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
•PagInvest: On May 13, 2022, BS Holding was constituted by the Company by investing R$2,000 in share capital. The company provides financial services related to financial market. In March, 2023, was approved by Brazilian Central Bank the amount of R$13,000 totaling the initial share capital in the amount of R$15,000.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
4.    Consolidation of subsidiaries (Continued)
•PSHC: On March 18, 2021, PagSeguro Group constituted this holding company incorporated under PagSeguro Digital and additionally, in third quarter of 2021, Pagseguro Group established four new subsidiaries under PSHC.
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
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 1.4%, 0.4% and 1.0% for the years 2024, 2023 and 2022.
6.    Cash and cash equivalents

	December 31, 2024	December 31, 2023

Short-term bank deposits	510,975	2,039,952
Short-term investment	416,693	859,108
	927,668	2,899,060
Cash and Cash Equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with immaterial risk of change in value.
Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and client payments.
Short-term investments are mainly represented by deposits with banks with highly liquid investments with original maturities of three-months or less, with an average return of 100% of the CDI (12.15% per year as of December 31, 2024, and 11.65% per year as of December 31, 2023).
7.    Financial investments

Consists mainly of investments in Brazilian Treasury Bonds (“LFTs”) and financial letters in the amount of R$487,924 as of December 31, 2024 (R$782,612 as of December 31, 2023) with an average return of 100% of the CDI (12.15% per year as of December 31, 2024 and 11.65% per year as of December 31, 2023), with original maturities greater than three-months, but not related to any compulsory reserve. The LFTs were classified as fair value through other comprehensive income and financial letters as amortized cost. Unrealized accumulated OCI effects on LFTs for the years ended December 31, 2024, 2023 and 2022 as disclosed on note 24.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
8.    Compulsory reserve

In the Annual Financial Statements as of December 31, 2023, Compulsory reserve was presented in the note Financial Investments. Moving forward, Compulsory reserve will be disclosed separately.
Consists in investments to comply with requirements for authorized payments institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank in the amount of R$4,761,404 as of December 31, 2024 (R$2,525,971 in December 31, 2023) with an average return of 100% of the CDI (12.15% per year as of December 31, 2024 and 11.65% per year as of December 31, 2023). The LFTs were classified as fair value through other comprehensive income and compulsory reserve as amortized cost. Unrealized accumulated OCI effects on LFTs for the years ended December 31, 2024, 2023 and 2022 as disclosed on note 24.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9.    Accounts receivable

The composition of the accounts receivables are as follows:

	December 31, 2024	December 31, 2023

Card Issuers and Acquirers – Amortized Cost (i)	54,699,240	40,938,386
Card Issuers and Acquirers - FVOCI (i)	1,819,020	—
Other accounts receivable (ii)	132,220	19,241
Total card issuers, acquirers and others	56,650,480	40,957,627

Payroll Loans, net (iii)	2,480,074	1,317,306
Credit Card Receivables, net (iii)	660,113	578,092
Loans, net (iii)	12,606	47,957
Total credit receivables	3,152,793	1,943,355

Total accounts receivable	59,803,273	42,900,983
Current	57,628,538	41,757,204
Non – Current	2,174,735	1,143,779

(i)    Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. The Group has identified certain receivables from Card Issuers and Acquirers which are managed separately. The Group assessed that the appropriate business model of some Card Issuers and Acquirers originated after September of 2024 which is held by the Group as part of liquidity management is held to collect and sell and measured at FVOCI. Therefore, part of receivables, in the amount of R$1,819,020, changed from amortized cost to fair value thorough other comprehensive income. Unrealized loss in the accounts receivable mark-to-market, net of taxes, in the year ended December 31, 2024, totaled R$86,270 (R$0 in the year ended December 31, 2023).
(ii)    Refers to other dispersed receivables from legal obligors.
(iii)    Payroll Loans, Credit Cards receivables and Loans are presented net of the ECL (“expected credit losses”), and are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). The Company takes into consideration the forward-looking information and assumptions as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9.    Accounts receivable (Continued)
The maturity analysis of accounts receivables is as follows:

	December 31, 2024	December 31, 2023

Past due	272,294	664,855
Due within 30 days	21,753,323	16,823,103
Due within 31 to 120 days	22,136,842	14,658,671
Due within 121 to 180 days	6,617,991	5,022,732
Due within 181 to 360 days	7,132,708	5,173,286
Due after 360 days	2,174,735	1,143,779
Expected credit losses	(284,620)	(585,443)
	59,803,273	42,900,983
The maturity analysis of credit receivables is as follows:

	December 31, 2024
	Payroll Loans	Credit Card Receivables	Loans	Total

Past due	21,530	126,769	123,995	272,294
Due within 30 days	71,676	300,225	1,025	372,926
Due within 31 to 120 days	226,039	178,304	3,221	407,564
Due within 121 to 180 days	140,796	108,802	1,219	250,817
Due within 181 to 360 days	377,272	60,163	4,808	442,243
Due after 360 days	1,678,835	3,733	9,002	1,691,570
	2,516,148	777,996	143,270	3,437,414
Expected credit losses	(36,074)	(117,883)	(130,663)	(284,620)
Receivables net of ECL	2,480,074	660,113	12,607	3,152,794

	December 31, 2023
	Payroll Loans	Credit Card Receivables	Loans	Total

Past due	21,921	247,542	395,392	664,855
Due within 30 days	39,939	233,190	3,611	276,740
Due within 31 to 120 days	125,458	143,967	6,518	275,943
Due within 121 to 180 days	74,979	86,614	1,063	162,656
Due within 181 to 360 days	207,902	46,120	1,481	255,505
Due after 360 days	885,366	6,061	1,672	893,099
	1,355,565	763,496	409,737	2,528,798
Expected credit losses	(38,259)	(185,404)	(361,780)	(585,443)
Receivables net of ECL	1,317,306	578,092	47,957	1,943,355

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9.    Accounts receivable (Continued)
For the credit receivables the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating, this allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	December 31, 2024
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Payroll Loans
stage 1	2,480,231	—	(8,564)
stage 2	9,044	—	(887)
stage 3	26,873	—	(26,623)

Credit Card Receivables
stage 1	638,249	1,222,409	(17,595)
stage 2	40,297	25,017	(9,127)
stage 3	99,450	1,021	(91,161)

Loans
stage 1	17,415	—	(5,235)
stage 2	22	—	(17)
stage 3	125,833	—	(125,411)
TOTAL	3,437,414	1,248,447	(284,620)

	December 31, 2023
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Payroll Loans
stage 1	1,317,858	—	(6,564)
stage 2	5,147	—	(887)
stage 3	32,560	—	(30,808)

Credit Card Receivables
stage 1	360,231	852,138	(3,685)
stage 2	185,325	323,776	(10,203)
stage 3	217,937	3,618	(171,516)

Loans
stage 1	12,710	—	(4,609)
stage 2	2,194	—	(1,415)
stage 3	394,834	—	(355,756)
TOTAL	2,528,797	1,179,532	(585,443)

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9.    Accounts receivable (Continued)
The reconciliation of credit portfolio operations segregated by stages:

stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	1,317,858	—	—	—	—	—	1,162,371	2,480,231
Credit card receivables	360,231	(2,591)	(31,332)	23,113	4,922	—	283,907	638,249
Loans	12,710	—	(286)	(26)	—	—	5,017	17,415
	1,690,799	(2,591)	(31,618)	23,087	4,922	—	1,451,295	3,135,895

stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	5,147	—	(5,687)	—	—	—	9,584	9,044
Credit card receivables	185,325	2,591	(40,874)	(23,113)	—	—	(83,631)	40,297
Loans	2,194	—	(241)	26	—	—	(1,957)	22
	192,666	2,591	(46,802)	(23,087)	—	—	(76,004)	49,363

stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	32,560	—	5,687	—	—	(28,165)	16,792	26,873
Credit card receivables	217,937	31,332	40,874	(4,922)	—	(138,505)	(47,267)	99,450
Loans	394,834	286	241	—	—	(244,432)	(25,095)	125,833
	645,331	31,618	46,802	(4,922)	—	(411,102)	(55,570)	252,156
The reconciliation of expected credit losses of credit portfolio receivables segregated by stages:

stage 1	December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	(6,564)	—	—	—	—	—	(2,000)	(8,564)
Credit card receivables	(3,685)	5,727	26,155	(208)	(4,586)	—	(40,998)	(17,595)
Loans	(4,609)	—	402	—	—	—	(1,028)	(5,235)
	(14,858)	5,727	26,557	(208)	(4,586)	—	(44,026)	(31,394)

stage 2	December 31, 2023	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	(887)	—	5,240	—	—	—	(5,240)	(887)
Credit card receivables	(10,203)	(5,727)	31,655	208	—	—	(25,060)	(9,127)
Loans	(1,415)	—	10	—	—	—	1,387	(17)
	(12,505)	(5,727)	36,905	208	—	—	(28,913)	(10,031)

stage 3	December 31, 2023	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	December 31, 2024
Payroll Loans	(30,808)	—	(5,240)	—	—	28,165	(18,741)	(26,623)
Credit card receivables	(171,516)	(26,155)	(31,655)	4,586	—	138,505	(4,926)	(91,161)
Loans	(355,756)	(402)	(10)	—	—	244,432	(13,675)	(125,411)
	(558,080)	(26,557)	(36,905)	4,586	—	411,102	(37,342)	(243,195)

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
9.    Accounts receivable (Continued)
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Loans	Total

December 31, 2022	(12,400)	(451,285)	(521,929)	(985,614)
Additions (Reversals), net	(32,931)	(79,126)	2,749	(109,308)
Write-Off (i)	7,072	345,007	157,400	509,479
December 31, 2023	(38,259)	(185,404)	(361,780)	(585,443)
Additions	(31,221)	(163,887)	(39,147)	(234,255)
Reversals	5,240	92,903	25,831	123,974
Write-Off (i)	28,166	138,505	244,431	411,102
December 31, 2024	(36,075)	(117,883)	(130,662)	(284,620)

(i)    Based on the PagSeguro Group credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the year ended in December 31, 2024, the Company carried out a write-off of credit receivables after efforts for collections and realization, for cases in which the Company does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$138,505 (R$345,007 in December 31, 2023), loans were written-off in the amount R$244,431 (R$157,400 in December 31, 2023) and payroll loans were written-off in the amount R$28,166 (R$7,072 in December 31, 2023) against the related provision for ECL recognized in previous periods.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
10.    Recoverable taxes

	December 31, 2024	December 31, 2023

Income tax and social contribution (i)	788,901	449,080
Social integration program (ii)	74,452	94,932
Other	6,566	19,293
	869,919	563,305

Current	551,722	563,305
Non-current	318,197	—

(i)    Refers mainly to withholding taxes from income tax and social contribution.
(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transactions activities and other services and financial income.
11.    Related-party balances and transactions

i)Balances and transactions with related parties

	December 31, 2024		December 31, 2023
	Receivables	Payables	Receivables	Payables

Banking Issuances (a)
OFL Participações S.A.	—	615,057	—	—
Universo Online S.A.	—	168,117	—	208,718
UOL Cursos Tec. Ed. Ltda.	—	206,811	—	127,471
Web Jump Desing em Informática Ltda	—	—	—	8,684
Ingresso.com Ltda	—	69,419	—	30,856
Invillia Desenvolvimento de produtos Digitais Ltda	—	—	—	41,554
Invillia Holding Ltda	—	—	—	3,132
Everymind Cons.Sist. LTDA	—	1,557	—	—
	—	1,060,961	—	420,415
Other transactions and services
Universo Online S.A. - sales of services (b)	—	18,693	—	15,784
Compasso. UOL Tecnologia - sales of services (b)	—	2,648	—	646
Compasso.UOL Informática Ltda.- sales of services (b)	—	17,982	—	13,089
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	13,909	—	11,121
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	18	—	171
Universo Online S.A. - shared service costs (c)	—	9,853	—	8,659
Digital Services UOL S.A. - borrowing (d)	31,849	—	32,281	—
Others	—	7,182	—	6,920
	31,849	70,285	32,281	56,390

Current	9,082	116,383	4,307	135,478
Non - current	22,767	1,014,863	27,974	341,326

(a)    Certificate of deposits (CD) acquired by related parties from BancoSeguro with interest rate between 103% to 106% (104% to 106% in December 2023) per year of CDI. The maturity analysis is as follows:

	December 31, 2024	December 31, 2023

Due within 181 to 360 days	46,098	79,089
Due to 361 days or more days	1,014,863	341,326
	1,060,961	420,415

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
11.    Related-party balances and transactions (Continued)
(b)    Sales of services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services acquired from other entities within the Uol Group.
(c)    Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(d)    This receivable refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.
ii)Revenue and expense from transactions with related parties

	For the year ended December 31,
	2024		2023		2022
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Banking Issuances (a)
Universo Online S.A.	—	24,088	—	22,173	—	20,251
UOL Cursos Tec. Ed. Ltda.	—	—	—	323	—	15,753
Web Jump Desing em Informática Ltda	—	707	—	1,232	—	931
Ingresso.com Ltda	—	4,342	—	2,439	—	954
OFL Participações S.A.	—	24,944	—	—	—	—
Everymind	—	57	—	—	—	—
Invillia Holding Ltda	—	144	—	358	—	—
Invillia Desenvolvimento de produtos Digitais Ltda	—	2,298	—	5,706	—	—
UOL Cursos Tec. Ed. Ltda.	—	14,808	—	10,285	—	20
	—	71,388	—	42,516	—	37,909
Other transactions and services
Universo Online S.A. - sales of services (b)	3,295	108,650	3,134	68,815	3,115	83,462
Digital Services UOL S.A - sales of services (b)	—	—	—	907	—	2,339
Compasso Tecnologia Ltda. - sales of services (b)	—	5,004	—	7,850	—	530
Compasso UOL S.A.- sales of services (b)	—	170,108	—	147,850	—	136,726
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	—	809	—	5,619	—	2,096
EDGE.UOL Tecnologia Ltda. - sales of services (b)	—	1,734	—	2,220	—	—
OFL Empreend Imobiliários Ltda	—	3,052	—	2,919	—	2,266
Universo Online S.A. - shared service costs (c)	—	108,835	—	98,525	—	121,809
Digital Services UOL S.A. - borrowing (d)	4,146	—	2,194	—	—	—
Others	994	5,092	923	3,472	877	8,447
	8,435	403,284	6,251	338,177	3,992	357,675

(a)    Expenses are related to Certificate of Deposits (CDI) from Banco Seguro.
(b)    Sales of services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services, acquired from other entities within the Uol Group.
(c)    Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.
(d)    Revenue refers to borrowing made from Biva Sec with interest rate of 100% of CDI plus 2.5% per year.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the year ended December 31, 2024 amounted to R$37,877 (R$35,074 for the year ended December 31, 2023 and R$21,446 for the year ended December 31, 2022).

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
12.    Business combinations

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
The purchase price allocation (“PPA”) considered the recognition of a customer portfolio with a fair value of R$1,367, non-compete agreement of R$1,154, software of R$22,208 and recognition of deferred income tax on allocations above, resulting in the recognition of goodwill of R$15,931. This goodwill is attributable to the workforce and the high profitability of the acquired business and will not be deductible for tax purposes.
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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
13.    Property and equipment

a)Property and equipment are composed as follows:

	December 31, 2024
	Cost	Accumulated depreciation	Net

Data processing equipment	262,572	(110,100)	152,472
Machinery and equipment (i)	4,295,698	(1,990,778)	2,304,920
Buildings Leasing (ii)	163,003	(79,415)	83,588
Other	62,214	(30,858)	31,356
Total	4,783,487	(2,211,151)	2,572,336

	December 31, 2023
	Cost	Accumulated depreciation	Net

Data processing equipment	244,452	(90,976)	153,476
Machinery and equipment (i)	3,658,969	(1,482,900)	2,176,069
Buildings Leasing (ii)	154,343	(60,812)	93,531
Other	47,540	(19,605)	27,935
Total	4,105,304	(1,654,293)	2,451,011

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
13.    Property and equipment (Continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499
On December 31, 2023
Opening balance
Cost	30,173	276,902	52,198	13,848	373,121
Purchases	30,242	902,688	55,975	18,628	1,007,533
Disposals/Provisions (iii)	(862)	(625,786)	(3,777)	(4,822)	(635,247)
Acquisition of subsidiary	793	—	—	42	835
Depreciation	(22,702)	(367,780)	(16,911)	(8,216)	(415,609)
Depreciation	(23,200)	(692,762)	(18,525)	(9,335)	(743,822)
Disposals	844	324,982	1,614	1,136	328,576
Acquisition of subsidiary	(346)	—	—	(17)	(363)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011

On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011
On December 31, 2024
Cost	18,120	636,729	8,660	14,674	678,183
Purchases	21,774	1,087,743	8,660	22,361	1,140,538
Disposals/Provisions (iii)	(3,654)	(451,014)	—	(7,687)	(462,355)
Depreciation	(19,124)	(507,878)	(18,603)	(11,253)	(556,858)
Depreciation	(22,651)	(780,291)	(18,603)	(16,829)	(838,374)
Disposals	3,527	272,413	—	5,576	281,516
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On December 31, 2024
Cost	262,572	4,295,698	163,003	62,214	4,783,487
Accumulated depreciation	(110,100)	(1,990,778)	(79,415)	(30,858)	(2,211,151)
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

(i)Net book value of POS devices is R$2,254,758 (R$2,127,236 as of December 31, 2023), which are depreciated over 5 years. The depreciation of POS in the year ended December 31, 2024, amounted to R$773,048 (R$685,685 and R$640,798 for the years ended December 31, 2023 and 2022). On December 31, 2024, PagSeguro Group have contractual obligations to acquire POS devices in the amount of R$417,064 (R$366,172 as of December 31, 2023).
(ii)As of December 31, 2024, PagSeguro Group had a lease liability presented in other current liabilities in the amount of R$15,506 (R$14,777 as of December 31, 2023) and as non-current liability in the amount of R$71,955 (R$81,087 as of December 31, 2023). For the year ended December 31, 2024, the PagSeguro Group incurred in financial expenses related to these leases of R$18,590 (R$16,972 and R$18,179 for the years ended December 31, 2023 and 2022).
(iii)The Company monitors closely merchants activity and POS life-time value. If the Company detects inactivity for a certain period, the Company provisions write-off of POS devices associated. During the year ended December 31, 2024, the provisions for the net book vale amounted R$163,891 (of which R$416,030 are cost and R$252,139 are accumulated depreciation), in comparison to R$246,771 (of which R$536,006 are cost and R$289,235 are accumulated depreciation) for the year ended December 31, 2023.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
14.    Intangible assets

a)Intangible assets are composed as follows:

	December 31, 2024
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	5,042,195	(2,520,174)	2,522,021
Software licenses	369,320	(209,128)	160,192
Goodwill	227,066	—	227,066
Other (ii)	70,569	(53,546)	17,023
	5,709,150	(2,782,848)	2,926,302

	December 31, 2023
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	3,887,300	(1,756,871)	2,130,429
Software licenses	335,561	(152,123)	183,438
Goodwill	227,066	—	227,066
Other (ii)	70,569	(40,433)	30,136
	4,520,496	(1,949,427)	2,571,069

(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The amount refers the recognition of a capital gain with customer portfolio with a fair value, non-compete agreement and softwares relationed to business combinations made by the PagSeguro Group.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
14.    Intangible assets (Continued)
b)The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773

On December 31, 2023
Cost	982,795	78,465	17,158	2,801	1,081,219
Additions (i)	983,017	78,465	17,158	2,801	1,081,441
Disposals	(222)	—	—	—	(222)
Amortization	(601,684)	(54,425)	—	(12,814)	(668,923)
Amortization	(601,777)	(54,425)	—	(12,814)	(669,016)
Disposals	93	—	—	—	93
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	—	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069

On December 31, 2024
Cost	1,154,895	33,759	—	—	1,188,654
Additions (i)	1,154,895	33,867	—	—	1,188,762
Disposals	—	(108)	—	—	(108)
Amortization	(763,303)	(57,005)	—	(13,113)	(833,421)
Amortization	(763,303)	(57,113)	—	(13,113)	(833,529)
Disposals	—	108	—	—	108
Net book value	2,522,021	160,192	227,066	17,023	2,926,302

On December 31, 2024
Cost	5,042,195	369,320	227,066	70,569	5,709,150
Accumulated amortization	(2,520,174)	(209,128)	—	(53,546)	(2,782,848)
Net book value	2,522,021	160,192	227,066	17,023	2,926,302

(i)    Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations in 2023 are related to Netpos acquisition.
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31, 2024	December 31, 2023

Moip	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	17,158
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
PagSeguro Tecnologia	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	227,066	227,066

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
14.    Intangible assets (Continued)
The recoverable amount of a CGU is determined based on the value-in-use calculations. The goodwill was mainly represented by the MOIP acquisition in the amount of R$148,218. The recoverability of this goodwill was tested using five-years budgets, a long-term growth rate based on estimated gross domestic product (2.0% in 2028 and 2.0% in 2029), inflation rates (3.50% in 2028 and 3.50% in 2029) metrics to project future cash flows and discount rate based on WACC (fluctuation from 14% to 16% per year). For the goodwill originated by other acquisitions the Company tested the recoverability using the same approach.
Based on these assessments, management concluded that the book balances of goodwill recorded in December 31, 2024 are recoverable, since the estimated value for CGU was higher than its book value and, therefore, no provision for impairment of was accounted for.
15.    Payables to third parties

Payables to merchants, in the amount of R$11,642,218 (R$10,151,464 as of December 31, 2023) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.
16.    Obligations to FIDC quota holders

In October 2022, 100,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors.
In November 2024, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$1 billion with an interest rate of 100% of the CDI plus a fixed rate of 1%. In the same operation, the Company entered swaps to change the interest rate accrual to 108% of the CDI. This operation has a specific objective of protect the risk from interest rate volatility for the investors remuneration changing fixed rates for CDI rates.
In the Annual Financial Statements as of December 31, 2023, Obligations to FIDC quotas holders were presented in the other liabilities. Moving forward, Obligations to FIDC quotas holders are being disclosed separately in the amount of R$1,151,384 in December 31, 2024 (R$118,986 in December 31, 2023) with an average cost of 108% of CDI (117% of CDI on December 31, 2023). During the year ended December 31, 2024 the remuneration refer the FIDC quotas holders amounted to R$32,398 (R$15,622 and R$3,364 in the year ended December 31, 2023 and 2022, respectively).
17.    Checking Accounts

In the Annual Financial Statements as of December 31, 2023, Checking Accounts were presented in the note Payables to Third Parties. Moving forward, Checking Accounts are being disclosed separately, consisting of the following balances described below:

	December 31, 2024	December 31, 2023

Banking accounts (i)	10,972,294	9,316,715
Merchant's payment account (ii)	1,058,279	2,066,209
	12,030,573	11,382,924

(i)Refers to the balance of the clients maintained in their banking accounts that are invested in Certificate of Deposits with interest rate to up 100% CDI but are only paid on the 30th days anniversary.
(ii)Refers to merchant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 8.
During the year ended December 31, 2024, the average interest cost associated with Checking Accounts amounted to 58% of CDI (72% of CDI on December 31, 2023).

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
18.    Banking Issuances

	December 31, 2024	December 31, 2023

Certificate of Deposit (i)	17,038,525	13,062,034
Interbank deposits (ii)	7,050,709	3,126,406
	24,089,234	16,188,440

Current	12,677,098	11,365,373
Non-Current	11,412,136	4,823,067

(i)    During the year ended December 31, 2024, the average interest cost amounted to 109% of CDI (110% of CDI in December 31, 2023). Some deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Company contracts derivative financial instruments (Swaps) with the specific objective of protecting deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. More details of financial instruments in note 30.
(ii)    During the year ended December 31, 2024, the average interest cost associated amounted to 110% of CDI (111% of CDI on December 31, 2023).
The maturity analysis of banking issuances based on due date of the agreements (disregarding that some can be withdrawn at any time) is as follows:

	December 31, 2024	December 31, 2023

Due within 30 days	4,289,493	1,621,234
Due within 31 to 120 days	5,258,608	6,087,472
Due within 121 to 180 days	763,642	2,513,783
Due within 181 to 360 days	2,365,355	1,142,884
Due to 361 days or more days	11,412,136	4,823,067
	24,089,234	16,188,440
The changes in deposits were as follows:

On December 31, 2022	11,995,288
Additions	17,958,706
Withdraws	(14,408,110)
Interest	642,556
On December 31, 2023	16,188,440
Additions	42,437,883
Withdraws	(35,607,575)
Interest	1,070,486
On December 31, 2024	24,089,234
19.    Salaries and social security charges

	December 31, 2024	December 31, 2023

Payroll accruals and profit sharing	279,092	209,343
Social charges	56,641	47,603
Payroll taxes (LTIP) (i)	50,810	73,881
Other	16,100	14,421
	402,643	345,248

(i)    Refers to social charges and income tax over LTIP and LTIP goals balances.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
20.    Taxes and contributions

	December 31, 2024	December 31, 2023

Taxes
Services tax (i)	201,590	193,048
Social integration program (ii)	61,090	57,318
Social contribution on revenues (ii)	417,265	358,429
Income tax and social contribution (iii)	3,774	4,476
Other	22,357	24,840
	706,076	638,111

	December 31, 2024	December 31, 2023

Judicial deposits (iv)
Services tax (i)	(188,449)	(176,330)
Social integration program (ii)	(33,110)	(30,908)
Social contribution on revenues (ii)	(203,755)	(190,202)
	(425,314)	(397,440)

	280,762	240,671

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
21.    Provision for contingencies

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

	December 31, 2024	December 31, 2023

Civil	73,114	43,716
Labor	41,846	53,503
	114,960	97,219

Current	43,820	91,490
Non-Current	71,140	5,729

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
21.    Provision for contingencies (Continued)
Below it is demonstrated the movements of the provision for contingencies in the year ended December 31, 2024:

On December 31, 2022	60,603
Accrual	69,916
Settlement	(28,652)
Reversal	(10,719)
Interest	6,071
On December 31, 2023	97,219
Accrual(i)	106,569
Settlement	(35,291)
Reversal (ii)	(60,860)
Interest	7,323
On December 31, 2024	114,960

(i)In 2024, the Group has decided to review the probability of loss for the provision for civil contingencies, obtaining an increase of provision in the amount of R$14,752.
(ii)In 2024, the Group has decided to review the assumptions of the provision for labor contingencies related to the historical period considered in estimating the percentage for provision, obtaining a reversal of R$32,543
The PagSeguro Group is party to tax, civil and labor lawsuits involving risks classified as possible losses, for which no provision was recognized as of December 31, 2024, totaling R$996,526 (December 31, 2023 - R$760,947). The main tax and labor lawsuit are disclosed below:
On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$315,403 (R$293,264 on December 31, 2023).
The Group has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Pagseguro Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, the PagSeguro Group has one contingency related to labor taxes in the amount of R$234,120 (R$190,709 on December 31, 2023).

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
22.    Borrowings

The composition of the borrowings are as follows:

Origination date	Due date	Interest rate	December 31, 2024	December 31, 2023

March, 2023 (i)	March, 2024	110.0% of the CDI	—	189,427
March, 2024 (i)	March, 2025	110.2% of the CDI	252,287	—
March, 2024	March, 2025	109.9% of the CDI	762,078	—
December, 2024	January, 2025	106.6% of the CDI	2,513,021	—
December, 2024	February, 2025	105.5% of the CDI	350,168	—
December, 2024 (i)	December, 2025	105.0% of the CDI	643,949	—
			4,521,503	189,427

(i)These borrowings were contracted in foreign currencies as mentioned in the note 30.
The borrowings balance refers to funds for working capital related to the merchant’s prepayment operation and credit underwriting. These borrowings have attractive interest rates and has a substantially very short maturity date, therefore, the decision to raise funds through borrowings is based on market opportunities and financial efficiency regardless of the instrument used.
On December 31, 2024 the Company recorded the net effects of the swap derivatives as an asset in the amount of R$58,470, basically represented by the different foreign exchange rates and interest rate volatility at the time of entering into the borrowings agreements on December 31, 2024. More details of financial instruments are presented in note 30.
The table below demonstrates the changes in the borrowings:

December 31, 2022	Addition	Payment of principal	Payment of interest	Financial instruments	Interest	December 31, 2023
—	300,000	(109,613)	—	(17,631)	16,671	189,427

December 31, 2023	Addition	Payment of principal	Payment of interest	Financial instruments	Interest	December 31, 2024
189,427	8,883,160	(4,723,135)	(62,463)	59,574	174,940	4,521,503

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
23.    Income tax and social contribution

a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences - assets (ii)	Other temporary differences - liability (iii)	Total

Deferred tax
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Included in the statement of income	(13,342)	(2,248)	(128,995)	(59,858)	(57,129)	(261,573)
Other (iv)	—	—	1,663	—	(8,505)	(6,841)
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Included in the statement of income	(33,664)	(2,248)	(131,503)	(48,690)	192,147	(23,958)
Included in OCI (v)	—	—	—	44,442	—	44,442
Other (vi)	21,464	—	(2,040)	(1,253)	86	18,257
On December 31, 2024	42,036	(6,744)	(863,411)	479,243	(1,345,614)	(1,694,490)
Deferred tax asset						95,872
Deferred tax liability						1,790,362

(i)     Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)     The main other assets temporary difference refers to expected credit losses (Note 9) and taxes and contributions (Note 20).
(iii)    The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.
(iv)    The increase in other liability temporary difference refers mainly to deferred taxes recognized on allocations by the Netpos acquisition. More details in note 12.
(v)    The amount refers to the tax on accounts receivable marked to market, more details in note 9.
(vi)    The increase in tax losses refers to recorded deferred taxes from past years.
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b)Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2024, 2023 and 2022:

	For the year ended,
	December 31, 2024	December 31, 2023	December 31, 2022

Profit for the period before taxes	2,379,929	2,017,107	1,759,316
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(809,176)	(685,816)	(598,167)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(4,476)	(1,826)	(3,806)
R&D and technological innovation benefit (i)	311,666	193,405	255,354
Taxation of income abroad and different tax rates (ii)	175,060	123,594	114,229
Unrecorded deferred taxes	19,777	(9,449)	(17,570)
Other additions (exclusions)	43,588	16,669	(4,588)
Income tax and social contribution expense	(263,561)	(363,423)	(254,548)
Effective rate	11%	18%	14%
Income tax and social contribution - current	(261,211)	(101,846)	(60,718)
Income tax and social contribution - deferred	(2,350)	(261,577)	(193,830)

(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 14.
(ii)    Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
24.    Equity

a)Share capital
On December 31, 2024, share capital is represented by 329,608,424 common shares, par value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2024:

December 31, 2022 shares outstanding	329,608
Treasury shares	8,408
Long-Term Incentive Plan	1,288
Repurchase of common shares	(9,696)
December 31, 2023 shares outstanding	329,608
Treasury shares	12,044
Long-Term Incentive Plan	3,200
Repurchase of common shares	(15,244)
December 31, 2024 shares outstanding	329,608
b)Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the year ended December 31, 2024, and 2023, the Company recognized the capital reserve movement related to the costs for the establishment of the FIDM and FIDC in the amount of R$475 (R$0 in December 31, 2023) and all the LTIP/LTIP goals shares were delivered with treasury shares.
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
LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 22, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.
The unvested portions of each beneficiary’s LTIP and LTIP goals rights will be settled on each future annual vesting date in cash, Class A common shares or a combination of the two.
This arrangement is classified as equity settled. For the year ended December 31, 2024, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$178,692 (R$144,617 and R$127,389 for the years ended December 31, 2023 and 2022, respectively). On December 31, 2024, the amount of R$50,810 (R$73,881 for the year ended December 31, 2023) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 19).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively, of the PagSeguro Group’s issued share capital at any time. For the year ended December 31, 2024, total shares delivered were 3,200,293 (1,288,114 and 637,728 for the years ended December 31, 2023 and 2022) representing 0.97% of total shares (0.39% and 0.19% for the years ended December 31, 2023 and 2022). Additionally total shares granted were 3,038,249 representing 0.92% of total shares.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
24. Equity (Continued)
d)OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a gain of R$767 for the year ended on December 31, 2024 (gain of R$56 for the year ended December 31, 2023 and loss of R$677 for the year ended December 31, 2022). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments and compulsory reserve mentioned in note 7 and 8, respectively, was classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs for the year ended December 31, 2024 totaled R$796 (loss of R$558 and of R$107 for the years ended December 31, 2023 and 2022, respectively) and the unrealized loss in the accounts receivable mark-to-market, net of taxes, in the year ended December 31, 2024 totaled R$86,270 (R$0 in December 31, 2023 and 2022).
The derivative financial instruments mentioned in note 22 were classified at fair value through other comprehensive income. Unrealized fair value adjustment gain on SWAPs for the year ended December 31, 2024, totaled R$2,266 (gain of R$167 for the year ended December 31, 2023).
As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2023 and 2022).
e)Treasury shares
On August 2024, The Board of directors has authorized a share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$200 million in outstanding Class A common shares The former program (announced in 2018) was concluded after the repurchase of a total amount of U.S.$ 250 million in Class A common shares. The new repurchase program went into effect immediately and does not have a fixed expiration date. The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for year ended December 31, 2024:

	Shares	Amount	Average Price (US$)

Repurchase shares
December 31, 2022 treasury shares	5,332	475,353	16.00
Repurchase of common shares	9,696	399,408	8.22
Long-Term Incentive Plan	(1,288,144)	(114,444)	16.00
December 31, 2023 treasury shares	13,739	760,317	10.51
Repurchase of common shares	15,244	784,459	8.93
Long-Term Incentive Plan	(3,200)	(177,099)	10.51
December 31, 2024 treasury shares	25,784	1,367,677	9.58

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
25.    Earnings per share

a)Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during years ended December 31, 2024, 2023 and 2022:

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Profit attributable to shareholders of the Company	2,116,368	1,653,684	1,504,768
Weighted average number of outstanding common shares	316,096,185	321,806,480	327,110,295
Basic earnings per share - R$	6.6953	5.1387	4.6002
b)Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Profit used to determine diluted earnings per share	2,116,368	1,653,684	1,504,768
Weighted average number of outstanding common shares	316,096,185	321,806,480	327,110,295
Weighted average number of shares that would have been issued at average market price	3,415,235	2,149,097	2,124,398
Weighted average number of common shares for diluted earnings per share	319,511,419	323,955,577	329,234,693
	6.6238	5.1047	4.5705
The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).
26.    Total revenue and income

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Gross amount from transaction activities and other services (i)	10,352,228	10,241,654	10,047,654
Gross financial amount (ii)	9,391,519	6,858,109	6,438,774
Gross other financial amount (iii)	699,333	402,394	288,333
Total gross amount	20,443,080	17,502,157	16,774,761

Deductions from gross amount from transactions activities and other services (iv)	(1,168,946)	(1,214,412)	(1,141,248)
Deductions from gross financial amount (v)	(241,092)	(205,063)	(186,039)
Deductions from gross other financial amount (vi)	(223,410)	(134,281)	(112,560)
Total deductions from gross amount	(1,633,448)	(1,553,756)	(1,439,847)
Total revenue and income	18,809,632	15,948,401	15,334,914

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
27.    Expenses by nature

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Transactions costs (i)	(7,198,093)	(5,956,108)	(5,566,927)
Marketing and advertising (ii)	(858,321)	(580,667)	(717,732)
Personnel expenses (iii)	(1,421,253)	(1,122,128)	(1,032,732)
Financial costs (iv)	(3,746,688)	(3,269,556)	(3,151,552)
Total Losses (v)	(456,079)	(536,048)	(984,487)
Depreciation and amortization (vii)	(1,600,932)	(1,355,653)	(1,130,690)
Other (vi)	(1,148,337)	(1,111,134)	(991,478)
	(16,429,703)	(13,931,294)	(13,575,598)
Classified as:
Cost of services	(9,543,315)	(8,132,580)	(7,470,895)
Selling expenses	(1,859,590)	(1,429,816)	(1,946,075)
Administrative expenses	(972,251)	(732,689)	(668,679)
Financial costs	(3,746,688)	(3,269,556)	(3,151,552)
Other income (expenses), net	(307,859)	(366,653)	(338,397)
	(16,429,703)	(13,931,294)	(13,575,598)

(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$5,944,684 for year ended December 31, 2024 (R$4,805,474 and R$4,505,290 for years ended December 31, 2023 and 2022, respectively) and card scheme fees in the amount of R$1,105,432 for year ended December 31, 2024 (R$969,193 and R$882,091 for years ended December 31, 2023 and 2022, respectively).
(ii)Marketing and advertising expenses include commissions and online/offline advertisings. The increase results from higher expenses to attract new clients with better unit economics and distribution of financial services for our banking.
(iii)Personnel expenses includes compensation expenses in the amount of R$149,415 related to the LTIP and LTIP goals for the year ended December 31, 2024 (R$109,901 and R$79,447 for the years ended December 31, 2023 and December 31, 2022, respectively). Personnel expenses in 2024, include capitalization of LTIP and LTIP goals in the amount of R$98,767 for the year ended December 31, 2024 (R$89,223 and R$56,698 for the years ended December 31, 2023 and December 31, 2022).
(iv)Relates to: (i) early collection of receivables, which amount to R$491,654 in the year ended December 31, 2024 (R$953,509 and R$1,233,045 for the years ended December 31, 2023 and 2022, respectively), (ii) interest of deposits and banking accounts which amounted to R$2,886,126 in the year ended December 31, 2024 (R$2,060,109 and R$1,573,293 in the years ended December 31, 2023 and 2022, respectively), (iii) interest of borrowings which amounted to R$174,941 in the year ended December 31, 2024 (R$15,208 and R$32,700 in the years ended December 2023 and 2022, respectively).
(v)Total losses refer to amounts recognized during the year ended December 31, 2024 related to: (i) card processing operations (acquiring and issuing) and losses on digital accounts in the amount of R$345,798 in the year ended December 31, 2024 (compared to R$393,869 and R$430,895 in the years ended December 31, 2023 and 2022, respectively) and (ii) Provision for delinquency rate of credit portfolio in the amount of R$110,281 in the year ended December 31, 2024 (R$109,307 and R$553,592 for the years ended December 31, 2023 and 2022, respectively) and (iii) in the year ended December 31, 2023, the Group has a loss of R$32,872 in connection with unauthorized transations exploiting a legacy functionality in the Company’s system. The conditions allowing for the unauthorized transactions were ceased and were not related to cyber risks or data-related matters.
(vi)For the year ended December 31, 2024, the amount is impacted by R$163,891 (R$246,770 in the year ended December 31, 2023) related to provision of POS Devices, as described in note 13.
(vii)Depreciation and amortization amounts incurred in the year are segregated between costs and expenses as presented below:

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
27.    Expenses by nature (Continued)

	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022

Depreciation
Cost of sales and services (i)	(810,122)	(715,293)	(658,275)
Selling expenses	(2,046)	(198)	(172)
Administrative expenses	(26,206)	(28,331)	(26,787)
	(838,374)	(743,822)	(685,234)

Amortization
Cost of sales and services	(806,229)	(642,017)	(464,106)
Administrative expenses (ii)	(27,301)	(27,000)	(23,810)
	(833,530)	(669,017)	(487,916)

PIS and COFINS credits (iii)	70,972	57,186	42,460

Depreciation and amortization expense, net	(1,600,932)	(1,355,653)	(1,130,690)

(i)The depreciation of POS for the year ended December 31, 2024, amounted to R$773,048 (R$695,685 and R$640,798 for the years ended December 31, 2023 and 2022, respectively).
(ii)Included in this amount are LTIP amortizations in the amount of R$57,812 for the year ended December 31, 2024 (compared to R$46,356 and R$31,903 for the years ended December 31, 2023 and 2022, respectively). Additionally, has assets amortizations of acquired companies in the amount of R$21,633 for the year ended December 31, 2024 (compared to R$19,778 and R$18,466 for the years ended December 31, 2023 and December 31, 2022, respectively).
(iii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.
28.    Financial instruments by category

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

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
28.    Financial instruments by category (Continued)
The PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2024	December 31, 2023

Financial assets
Amortized cost:
Cash and cash equivalents	927,668	2,899,060
Financial investments	362,979	163,512
Accounts receivables	57,984,253	42,900,983
Compulsory reserve	4,627,645	1,428,893
Other receivables	284,367	198,416
Judicial deposits	79,591	50,992
Receivables from related parties	31,849	32,281
Fair value through other comprehensive income
Accounts receivable	1,819,020	—
Compulsory reserves	133,759	1,260,589
Financial investments	124,945	619,100
Derivative financial instruments	58,470	—
	66,434,546	49,553,826

	December 31, 2024	December 31, 2023

Financial Liabilities
Amortized cost:
Payables to third parties	11,642,218	10,151,463
Obligations to FIDC quota holders	1,151,384	118,986
Checking Accounts	12,030,573	11,382,924
Trade payables	663,229	513,920
Trade payables to related parties	1,131,246	476,804
Banking Issuances	24,089,234	16,188,440
Borrowings	4,521,503	189,427
Deferred revenue	145,428	146,184
Other liabilities	198,734	143,088
Fair value through profit or loss
Derivative financial instruments	67,181	23,314
Fair value through other comprehensive income
Derivative financial instruments	2,788	17,631
	55,643,518	39,352,181

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
29.    Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk, fraud risk (total losses), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Pagseguro Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Pagseguro Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Pagseguro Group conducted a sensitivity analysis for the following twelve months of the interest rate risks to which the financial instruments are exposed as of December 31, 2024. For this analysis, the Pagseguro Group adopted a scenario maintaining the actual interest rates of 12.15% for the CDI and two simulations with a 100 bps increase and a probable scenario for 2025 interest rates of 14.90% of the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, banking accounts, interbank deposits and obligations to FIDC quota holders) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (12.15%)	Simulated scenario with increase to 13.15%	Probable scenario with increase to 14.90%

Short-term investment	100% of CDI	416,693	50,628	54,795	62,087
Financial investments	100% of CDI	487,924	59,283	64,162	72,701
Compulsory reserve	100% of CDI	4,761,404	578,511	626,125	709,449
Certificate of Deposit	109% of CDI	17,038,525	(2,256,497)	(2,442,217)	(2,767,227)
Certificate of Deposit - related party	105% of CDI	1,060,961	(135,352)	(146,492)	(165,987)
Interbank deposits	110% of CDI	7,050,709	(942,327)	(1,019,885)	(1,155,611)
Banking Accounts	63% of CDI	12,030,573	(847,794)	(917,572)	(1,039,682)
Borrowings	107% of CDI	4,521,503	(587,818)	(636,198)	(720,863)
Obligations to FIDC quota holders	108% of CDI	1,151,384	(151,085)	(163,520)	(185,281)
Total			(4,232,451)	(4,580,802)	(5,190,414)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Pagseguro Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries foreign currency exposure generated in companies like PagSeguro Colombia, PagSeguro Chile, are being hedged through a non-derivative forward.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
29. Financial risk management (Continued)
Equity price risk
The Pagseguro Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2024, and December 31, 2023, the exposure to equity price from such investments was not material.
Fraud risk (total losses)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i) The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.
(ii) The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds.PagSeguro’s expenses with total losses are disclosed in note 27.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Pagseguro Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
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
In order to mitigate this risk, PagSeguro Brazil has established a Credit Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring; and
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
29. Financial risk management (Continued)
Liquidity risk
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
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2024, PagSeguro Group held cash and cash equivalents of R$927,668 (R$2,899,060 on December 31, 2023).
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On December 31, 2024
Payables to third parties	7,408,721	2,902,945	607,624	638,359	84,570
Checking Accounts	12,153,386	—	—	—	—
Obligations to FIDC quota holders	—	—	—	147,729	1,151,767
Trade payables	590,500	72,092	347	291	—
Payables to related parties	—	70,285	—	50,460	1,142,913
Borrowings	2,540,481	1,409,264	—	707,278	—
Banking Issuances	4,337,470	5,435,056	806,348	2,603,457	12,943,828

On December 31, 2023
Payables to third parties	4,380,229	2,636,667	573,115	2,375,592	185,861
Checking Accounts	11,382,924	—	—	—	—
Obligations to FIDC quota holders	—	—	—	—	—
Trade payables	513,920	—	—	—	—
Trade payables to related parties	—	56,390	—	86,450	383,687
Borrowings	—	195,603	—	—	—
Banking Issuances	1,638,743	6,284,683	2,649,511	1,253,959	5,448,062
Social, environmental and climate risks
Social, environmental and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.
In the specific case of climate risks, they are divided into two categories: (i) physical risks, stemming from changes in weather patterns, such as increased rainfall, droughts, and extreme climate events, and (ii) transition risks, related to impacts associated with adaptation to a low-carbon economy, including new regulations, technological changes, and shifts in consumer preferences. For the purposes of climate risk analysis, the company uses the Task Force on Climate-related Financial Disclosures (TCFD) methodology and the methodologies within the Central Bank's regulatory framework.
Despite this, to mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the PagSeguro Group.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
30.    Derivative Financial Instruments designated to Hedge Accounting

The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (inflation index and interest rate).
i)Cash flow hedge
In March 2024, the PagSeguro Group entered in a US$40 million borrowing agreement maturing one-year from the execution date and the payment will occur in a single instalment as the due date. In the same operation, the Company entered into a swap, with the specific objective of protecting said borrowing from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied.
In March 2024, the PagSeguro Group contracted a borrowing of R$700 million with an interest rate of 100% of the CDI plus 0.90%. The Company entered into swap to change the interest rate accrual to 109.9% of the CDI with a specific objective of protect the risk from interest rate volatility for the borrowing contract changing fixed rates for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied.
In December 2024, the PagSeguro Group contracted two borrowings of R$1.000 million and R$1.500 million with an interest rate of 100% of the CDI plus 0.68% and 100% of the CDI plus 0.67%. In the same operations, the Company entered swaps to change the interest rate accrual to 106.6% of the CDI in both. This operation has a specific objective of protect the risk from interest rate volatility for the borrowings contracts changing fixed rates for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied.
In December 2024, the PagSeguro Group entered in a EU€100 million borrowing agreement with a maturity of one-year from the execution date and the payment will be made with a single instalment as the due date. In the same operation, the Company contracted into a swap, with the specific objective to protect said borrowings from fluctuations arising from exchange variation, changing the risk to CDI. All the amount is covered with the derivative and the same due date is applied.
Below is the composition of the derivative financial instruments portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

December 31, 2024
Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM

Swap of currency USD	300,046	252,287	47,760	47,986	(227)
Swap of currency EUR	650,974	643,949	7,024	11,611	(4,587)
Swap of interest rate	3,276,352	3,275,099	1,253	(1,127)	2,380

December 31, 2023
Risk factor	Financial Instruments - notional	Liabilities	Financial Instrument	Fair Value	MTM
Swap of currency	207,608	189,427	18,181	17,631	550
ii)Fair value hedge
The PagSeguro Group implemented an economic hedge for the payroll loans to mitigate the risk of interest rate fluctuations, aiming to protect the products financial margin. The strategy used was the purchase of the one-day Interbank Deposit (DI) future, which pays the variation of the CDI over rate for the period in relation to the contracted rate.
The PagSeguro Group issued certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificates of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. All the amount, which includes principal and interest, are covered and the same due dates are applied.

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
30.    Derivative Financial Instruments designated to Hedge Accounting (Continued)
Below is the composition of the derivatives financials instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

	December 31, 2024
	Notional	Fair value	MTM (a)

Payroll loans portfolio (asset)	696,626	653,009	(41,592)
Fixed rated CDB (liability)	6,710,161	6,612,694	(97,467)
Total	7,406,787	7,265,703	(139,059)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))

Payroll loans portfolio (asset)	696,626	738,911	44,311	2,719
Fixed rated CDB (liability)	6,585,080	6,651,218	69,829	(27,638)
Total	7,281,706	7,390,129	114,140	(24,919)

	December 31, 2023
	Notional	Fair value	MTM (a)

IPCA CDB (liability)	698,917	697,059	(1,858)
Fixed rated CDB (liability)	951,777	944,862	(6,915)
Total	1,650,694	1,641,921	(8,773)

	Notional SWAP	SWAP	MTM total (b)	Profit and Loss ((a)+(b))

IPCA CDB (liability)	678,597	(675,381)	2,440	582
Fixed rated CDB (liability)	951,209	(943,227)	7,566	651
Total	1,629,806	(1,618,608)	10,006	1,233
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for the year ended December 31, 2024 and the year ended December 31, 2023, these tests were effective.
31.    Non-cash Transactions

	For the year ended December 31,
	2024	2023	2022

Non-cash operation activities
MTM of financial assets	(82,437)	(176)	(107)

Non-cash investing activities
Property and equipment acquired through lease	8,660	53,643	53,643

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
32.    Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
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
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2024.
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2024:

	December 31, 2024
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	27,730	899,938	—
Financial investments	124,945	362,979	—
Compulsory reserve	4,761,404	—	—
Accounts receivable	—	59,803,273	—
Derivative Financial Instruments		58,470
Other receivables	—	284,367	—
Judicial deposits	—	79,591	—
Receivables from related parties	—	31,849	—
Financial liabilities
Payables to third parties	—	11,642,218	—
Checking Accounts		12,030,573
Obligations to FIDC quota holders	—	1,151,384	—
Trade payables	—	663,229	—
Payables to related parties	—	1,131,246	—
Banking Issuances	—	24,089,234	—
Borrowings	—	4,521,503	—
Derivative Financial Instruments	—	69,969	—
Deferred revenue	—	145,428	—
Other liabilities	—	198,734	—

PagSeguro Digital Ltd. Notes to the consolidated financial statements As of December 31, 2024 (All amounts in thousands of reais unless otherwise stated)
32.    Fair value measurement (Continued)

	December 31, 2023
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	654,363	2,244,697	—
Financial investments	782,612	—	—
Compulsory reserve	2,525,971	—	—
Accounts receivable	—	42,900,983	—
Other receivables	—	198,416	—
Judicial deposits	—	50,992	—
Receivables from related parties	—	32,280	—
Financial liabilities
Payables to third parties	—	10,151,463	—
Checking Accounts		11,382,924
Obligations to FIDC quota holders	—	118,986	—
Trade payables	—	513,920	—
Payables to related parties	—	476,804	—
Deposits	—	16,188,440	—
Derivative Financial Instruments	—	40,945	—
Borrowings	—	189,427	—
Deferred revenue	—	146,184	—
Other liabilities	—	143,088	—
33.    Subsequent Events
In January, 2025 the PagSeguro Group repurchased 1,581,532 shares in the total amount of R$61,452 and the average price of U$6.38.
In January, 2025 the PagSeguro Group paid R$2,521 million related a short-term borrowing contracted in December, 2024. Also, in January, 2025 the PagSeguro Group contracted a new borrowing in the amount of R$950 million with an interest rate of 107% of the CDI and maturity of one year from the execution date.
In January, 2025 the subsidiary Yamí was incorporated by Pag Participações.