Form 20-F/A
period 2024-12-31
PagSeguro Digital Ltd.
filed 2025-04-29
CIK 1712807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2024
Commission File Number 1-38353

PAGSEGURO DIGITAL LTD.
(Exact name of registrant as specified in its charter)
The Cayman Islands
(Jurisdiction of incorporation or organization)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Registered office address)
Artur Gaulke Schunck
+55-11-3914-9524– ir@pagbank.com
Av. Brigadeiro Faria Lima, 1384, 1º ao 10º andares, Salão e Mezanino
São Paulo, SP, 01451-001, Brazil
(Name, telephone, e-mail and/or facsimile
number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Class A common shares, par value US$0.000025	PAGS	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
As of December 31, 2024 there were 209,148,916 Class A common shares (including treasury shares), par value of US$0.000025 per share, and 120,459,508 Class B common shares, par value of US$0.000025 per share, outstanding.

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
Yes ☐    No ☑

EXPLANATORY NOTE
The Company is amending its annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) as accepted by the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2025 and filed on April 29, 2024, to replace in their entirety the Exhibits 12.1, 12.2, 13.1 and 13.2 originally filed with the Annual Report, which contained inadvertent errors, with the Exhibits 12.1, 12.2, 13.1 and 13.2, respectively, filed with this Amendment No. 1 to the Annual Report.
This Amendment No. 1 comprises a cover page, this explanatory note, the exhibits referred to in this explanatory note and the signature page.
Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend any other information set forth in the Annual Report.

ITEM 19. EXHIBITS

No.	Description

12.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Artur Schunck, Chief Financial and Investor Relations Officer and Chief Accounting Officer, Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, PagSeguro Digital Ltd., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on April 29, 2025.

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer