Form 20-F/A
period 2025-12-31
PagSeguro Digital Ltd.
filed 2026-06-04
CIK 1712807

As filed with the Securities and Exchange Commission on June 3, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________________

FORM 20-F/A

(Amendment No. 1)

________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38353

PAGSEGURO DIGITAL LTD.

(Exact name of registrant as specified in its charter)

The Cayman Islands

(Jurisdiction of incorporation or organization)

_______________________________________________

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

 ________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Class A common shares, par value US$0.000025	PAGS	New York Stock Exchange

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

☑ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (“Amendment No. 1”) of PagSeguro Digital Ltd. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), originally filed with the Securities and Exchange Commission on April 29, 2026 (the “Original Filing”), is being filed to correct a typographical error in the Original Filing to reflect the correct signing date of the Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers Auditores Independentes Ltda. and inadvertent typographical errors.

This Amendment No. 1 comprises: (i) a cover page, (ii) this explanatory note, (iii) Item 15. Controls and Procedures and (iv) Item 18. Financial Statements; each of Item 15. Controls and Procedures and Item 18. Financial Statements in its entirety and without any amendments from the Original Filing other than the correction of the signing date of the Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers Auditores Independentes Ltda. and inadvertent typographical errors.

In addition, pursuant to the rules of the SEC, the exhibit list included herewith reflects currently-dated certifications from the Company’s principal executive officer and chief financial officer and chief accounting officer, which are filed as exhibits to this Amendment No. 1.

Other than as set forth above, this Amendment No. 1 does not amend or update any other information contained in the Original Filing, or reflect any events that have occurred after the filing of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, including our principal executive officer and chief financial and accounting officer and chief accounting officer, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our principal executive officer and chief financial officer and chief accounting officer as of December 31, 2025. Based on this evaluation, our principal executive officer and chief financial officer and chief accounting officer concluded that our disclosure controls and procedures were adequate and effective.

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

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on Page F-2 of this Amendment No. 1.

ITEM 19. Exhibits

Exhibit Number	Description
12.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Gustavo Bahia Gama Sechin, Chief Financial Officer and Chief Accounting Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Ricardo Dutra da Silva, Principal Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Gustavo Bahia Gama Sechin, Chief Financial Officer and Chief Accounting Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

PagSeguro Digital Ltd.

By: /s/ Gustavo Bahia Gama Sechin
Name: Gustavo Bahia Gama Sechin

Title: Chief Financial Officer and Chief Accounting Officer

Dated: June 3, 2026

PagSeguro Digital Ltd. (NYSE: PAGS)

2025

Consolidated financial statements

March 04, 2026

Investor Relations
https://investors.pagbank.com/
E-mail: ir@pagbank.com

Media Press
Website: https://xcom.net.br/
http://xcom.net.br
E-mail: pagbank@xcom.net.br

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

PagSeguro Digital Ltd

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PagSeguro Digital Ltd.

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

PagSeguro Digital Ltd

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

Revenue recognition

As described in Note 2.18 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company's performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2025 as "revenue from transaction activities and other services", substantially related to electronic intermediation fees, and "financial income", mostly related to early payments to merchants, in the gross amounts of R$ 9,419,128 thousand and R$ 11,888,127 thousand, respectively, as described in Note 26 to the consolidated financial statements.

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

PagSeguro Digital Ltd

Measurement of expected credit losses for loans and credit card receivables

As described in Notes 2.7, 3.2 and 10 to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, which involves management's judgment, as set forth in IFRS 9 - "Financial Instruments". As of December 31, 2025, the expected credit losses on (i) loans and (ii) credit card receivables were R$ 143,314 thousand and R$ 136,805 thousand, respectively. The balance of (i) loans and (ii) credit card receivables as of December 31, 2025 was R$ 387,036 thousand and R$ 908,892 thousand, respectively. Management calculates Expected Credit Losses (ECL) using collective models, Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD). The ECL measurement is based on management's estimate of present value expected to be received, which uses assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows. In this assessment, management has considered forward-looking information, changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.

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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

March 2, 2026

We have served as the Company's auditor since 2020.

PagSeguro Digital Ltd.

Consolidated financial statements

As of December 31, 2025

Consolidated balance sheet
(All amounts in thousands of reais)

	Note	December 31, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	6	1,857,507	927,668
Financial investments	7	590,014	487,924
Compulsory reserve	8	4,271,581	4,761,404
Accounts receivable	9	55,563,067	56,167,315
Credit portfolio	10	2,039,215	1,461,223
Receivables from related parties	12	10,102	9,082
Derivative financial instruments	30	4,924	58,470
Inventories		-	1,642
Recoverable taxes	11	366,105	551,722
Other receivables		230,538	194,465
Total current assets		64,933,053	64,620,915

Non-current assets

Accounts receivable	9	498,357	483,165
Credit portfolio	10	2,167,152	1,691,570
Receivables from related parties	12	15,800	22,767
Recoverable taxes	11	745,555	318,197
Judicial deposits		116,220	79,591
Deferred income tax and social contribution	23	86,979	95,872
Other receivables		134,927	89,902
Property and equipment	13	2,539,077	2,572,336
Intangible assets	14	3,172,403	2,926,302
Total non-current assets		9,476,470	8,279,702

Total assets		74,409,523	72,900,617

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated balance sheet
(All amounts in thousands of reais)

	Note	December 31, 2025	December 31, 2024
Liabilities and equity

Current liabilities
Payables to third parties	15	10,837,816	11,557,648
Checking accounts	17	12,243,699	12,030,573
Obligations to FIDC quota holders	16	1,171,463	134,375
Banking issuances	18	18,947,864	12,677,098
Borrowings	22	2,436,846	4,521,503
Derivative financial instruments	30	123,951	69,969
Trade payables		606,743	663,229
Dividends payables	24	184,686	-
Payables to related parties	12	321,282	116,383
Salaries and social security charges	19	383,530	402,643
Taxes and contributions	20	297,952	280,762
Provision for contingencies	21	87,291	43,820
Deferred revenue	2.18	97,727	128,849
Other liabilities		42,202	117,630
Total current liabilities		47,783,052	42,744,482

Non-current liabilities
Payables to third parties	15	55,931	84,570
Obligations to FIDC quota holders	16	-	1,017,009
Banking issuances	18	9,480,130	11,412,136
Payables to related parties	12	459,116	1,014,863
Deferred income tax and social contribution	23	1,793,638	1,790,362
Provision for contingencies	21	121,342	71,140
Deferred revenue	2.18	12,253	16,579
Other liabilities		64,491	81,104
Total non-current liabilities		11,986,901	15,487,763

Total liabilities		59,769,953	58,232,245

Equity
Share capital	24	26	26
Treasury shares	24	(1,329,377)	(1,367,677)
Capital reserve	24	4,875,111	6,133,863
Retained earnings	24	11,324,060	10,007,444
Equity valuation adjustments	24	(22,372)	(22,372)
Other comprehensive income	24	(207,878)	(82,912)
Total equity		14,639,570	14,668,372

Total liabilities and equity		74,409,523	72,900,617

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2025	2024	2023

Revenue from transaction activities and other services	26	8,158,654	9,183,282	9,027,242
Financial income	26	11,584,606	9,150,427	6,653,046
Other financial income	26	667,252	475,923	268,113
Total revenue and income		20,410,512	18,809,632	15,948,401

Cost of services	27	(9,696,094)	(9,543,315)	(8,132,580)
Selling expenses	27	(1,644,852)	(1,749,310)	(1,320,508)
Credit loss allowance expenses	27	(129,293)	(110,280)	(109,308)
Administrative expenses	27	(860,966)	(972,251)	(732,689)
Financial costs	27	(5,228,792)	(3,746,688)	(3,269,556)
Other income (expenses), net	27	(301,091)	(307,859)	(366,653)
Profit before income taxes		2,549,424	2,379,929	2,017,107

Current income tax and social contribution	23	(354,272)	(261,211)	(101,846)
Deferred income tax and social contribution	23	(76,790)	(2,350)	(261,577)
Income tax and social contribution		(431,062)	(263,561)	(363,423)

Net income for the year		2,118,362	2,116,368	1,653,684

Basic earnings per common share - R$	25	7.1761	6.6953	5.1387
Diluted earnings per common share - R$	25	7.1118	6.6238	5.1047

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of comprehensive income
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
		2025	2024	2023
Net income for the year		2,118,362	2,116,368	1,653,684
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	24	117	767	56
Loss on financial assets designated at fair value through OCI	24	(182,567)	(129,503)	(845)
Gain (loss) on cash flow hedge through OCI	24	(6,952)	3,434	253
Income tax and social contribution		64,436	42,863	201
Comprehensive income for the year		1,993,396	2,033,929	1,653,349

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statement of changes in equity
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2022		26	(475,353)	5,828,754	273,818	6,237,392	(22,372)	(138)	11,842,126

Net income for the year		-	-	-	-	1,653,683	-	-	1,653,683
Currency translation adjustment		-	-	-	-	-	-	56	56
Loss on financial assets through OCI		-	-	-	-	-	-	(558)	(558)
Gain on cash flow hedge through OCI		-	-	-	-	-	-	167	167
Share based long term incentive plan (LTIP)		-	-	-	144,617	-	-	-	144,617
Acquisition of treasury shares		-	(399,408)	-	-	-	-	-	(399,408)
(LTIP) of treasury shares		-	114,444	-	(114,444)	-	-	-	-
On December 31, 2023		26	(760,317)	5,828,754	303,991	7,891,076	(22,372)	(473)	13,240,685

Net income for the year	24	-	-	-	-	2,116,368	-	-	2,116,368
Currency translation adjustment	24	-	-	-	-	-	-	767	767
Loss on financial assets through OCI	24	-	-	-	-	-	-	(85,472)	(85,472)
Gain on cash flow hedge through OCI	24	-	-	-	-	-	-	2,266	2,266
Capital reserve	24	-	-	(475)	-	-	-	-	(475)
Share based long term incentive plan (LTIP)	24	-	-	-	178,692	-	-	-	178,692
Acquisition of treasury shares	24	-	(784,459)	-	-	-	-	-	(784,459)
(LTIP) of treasury shares	24	-	177,099	-	(177,099)	-	-	-	-
On December 31, 2024		26	(1,367,677)	5,828,279	305,584	10,007,444	(22,372)	(82,913)	14,668,372

Net income for the year	24	-	-	-	-	2,118,362	-	-	2,118,362
Currency translation adjustment	24	-	-	-	-	-	-	117	117
Loss on financial assets through OCI	24	-	-	-	-	-	-	(120,494)	(120,494)
Loss on cash flow hedge through OCI	24	-	-	-	-	-	-	(4,588)	(4,588)
Capital reserve	24	-	-	(2,368)	-	-	-	-	(2,368)
Dividends distributed	24	-	-	-	-	(801,746)	-	-	(801,746)
Share based long term incentive plan (LTIP)	24	-	-	-	112,098	-	-	-	112,098
Acquisition of treasury shares	24	-	(1,330,183)	-	-	-	-	-	(1,330,183)
Share cancellation	24	-	1,208,680	(1,208,680)	-	-	-	-	-
(LTIP) of treasury shares	24	-	159,803	-	(159,803)	-	-	-	-
On December 31, 2025		26	(1,329,377)	4,617,231	257,879	11,324,060	(22,372)	(207,878)	14,639,570

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of cash flows
(All amounts in thousands of reais)

		For the year ended December 31,
	Note	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		2,549,424	2,379,929	2,017,107
Expenses (revenues) not affecting cash:
Depreciation and amortization	27	1,807,514	1,600,932	1,355,653
Chargeback	27	251,645	345,799	426,740
Credit loss allowance expenses	27	129,293	110,280	109,308
Accrual of provision for contingencies, net		141,660	45,707	59,197
Share based long term incentive plan (LTIP)	24	112,098	178,692	144,617
Loss on disposal of property, equipment, intangible, inventories and investment assets	13/14	182,679	207,506	295,989
Loss (gain) on non-realized derivative financial instruments, net		(20,551)	52,802	1,025
Interest income and expense accrued, net		2,158,902	1,072,588	585,868
Other (income) cost, net		(942)	1,234	(1,750)
Changes in operating assets and liabilities
Accounts receivable		(5,054,564)	(20,099,278)	(10,213,932)
Credit portfolio		(1,159,745)	(1,319,719)	(317,563)
Compulsory reserves		1,056,353	(1,947,170)	(1,274,173)
Inventories		-	5,225	(20,256)
Recoverable taxes		(81,161)	(167,291)	(59,927)
Other receivables		(112,242)	(101,614)	(9,850)
Deferred revenue		(35,449)	(756)	2,123
Other liabilities		(77,858)	58,356	8,352
Payables to third parties		(711,175)	1,488,877	962,405
Checking accounts		(630,604)	343,095	2,468,088
Obligations to FIDC quota holders		(50,608)	1,000,000	-
Trade payables		(53,904)	148,601	63,498
Receivables from (payables to) related parties		(344,901)	583,486	(191,812)
Banking issuances		4,561,834	9,017,299	4,945,183
Salaries and social security charges		(19,113)	57,396	51,457
Taxes and contributions		(165,610)	(95,394)	127,276
Provision for contingencies	21	(54,775)	(35,291)	(28,652)
		4,378,200	(5,068,709)	1,505,971
Income tax and social contribution paid		(187,905)	(157,340)	(82,633)
Interest income received (paid), net		3,372,134	1,809,756	2,576,415

NET CASH PROVIDED (USED IN) BY OPERATING ACTIVITIES		7,562,429	(3,416,293)	3,999,753

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired		-	-	(31,313)
Purchases of property and equipment	13	(1,040,040)	(1,131,878)	(951,558)
Purchases and development of intangible assets	14	(1,236,820)	(1,188,763)	(1,036,806)
Redemption (acquisition) of financial investments		(22,936)	490,552	(684,120)

NET CASH USED IN INVESTING ACTIVITIES		(2,299,796)	(1,830,089)	(2,703,797)

CASH FLOWS FROM FINANCING ACTIVITIES
Additions from borrowings	22	6,198,654	8,883,160	300,000
Payment of borrowings	22	(8,504,049)	(4,785,598)	(109,613)
Acquisition of treasury shares	24	(1,330,183)	(784,459)	(399,408)
Payment of leases	13	(19,621)	(18,590)	(16,972)
Derivative financial instruments, net		(60,542)	(19,523)	-
Distribution of dividends	24	(617,055)	-	-

NET CASH PROVIDED (USED IN) BY FINANCING ACTIVITIES		(4,332,796)	3,274,990	(225,993)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		929,840	(1,971,392)	1,069,963
Cash and cash equivalents at the beginning of the year	6	927,668	2,899,060	1,829,097
Cash and cash equivalents at the end of the year	6	1,857,507	927,668	2,899,060

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the financial statements
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

The subsidiaries of PagSeguro Digital are PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda (“BS Holding”), Pag Participações and PSHC. The PagSeguro Group subsidiaries are as follows:

●        BS Holding subsidiaries are PagSeguro Brazil, BancoSeguro S.A. (“BancoSeguro”) and PagInvest CTVM Ltda. (“PagInvest”).

●        PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), FIDC, Wirecard Brazil Ltda. (“MOIP), Concil Inteligência em Conciliação S.A. (“Concil”), NETPOS Serviços de Informática LTDA (“NetPos”) and FIDM.

●        PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda, (“CDS”), PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda. (“Pag Participações”).

●        Pag Participações subsidiary is Tilix Digital Ltda. (“TILIX”).

●        PSHC subsidiaries are PagSeguro Chile SPA (“PagSeguro Chile), PagSeguro Colombia S.A.S (“PagSeguro Colombia), PSGP México S.A de C.V. (“PSGP Mexico”) and PagSeguro Peru S.A.C. (“PagSeguro Peru”) and PBMX México.

●

These consolidated financial statements include BS Holding, PagSeguro Brazil, PagSeg, Pag Participações, PSHC and corresponding subsidiaries.

PagSeguro Digital Ltd.

Notes to the financial statements
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

Notes to the financial statements
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

For a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

Notes to the financial statements
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

Notes to the financial statements
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

Notes to the financial statements
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

Notes to the financial statements
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

-          Amendment to IAS 21 "Lack of Exchangeability": issued in August 2023, with the objective of clarifying entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments to IAS 21 are effective as of January 1, 2025. The implementation did not have impacts in the financial statements.

-          Complementary Law (“LC”) No. 224/2025 (Impact on CSLL):

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

-          OECD Pilar Two Rules – In May 2023, the IASB made narrow-scope amendments to IAS 12 which provide a temporary relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The Company doesn’t have significant transactions in its subsidiaries located outside of Brazil and management’s assessment on the group effective tax rate did not identify material impacts in the financial statements.

2.25. New accounting standards not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

PagSeguro Digital Ltd.

Notes to the financial statements
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

-          Amendment to IFRS 18 "Presentation and Disclosure in Financial Statements":

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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

Notes to the financial statements
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

Notes to the financial statements
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

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

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

PagSeguro Digital Ltd.

Notes to the financial statements
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

Acquirers refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.

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

(iii)  Refers to other dispersed receivables from legal obligors.

The maturity analysis of accounts receivables is as follows:

	December 31, 2025	December 31, 2024
Due within 30 days	23,415,699	21,380,397
Due within 31 to 120 days	18,827,887	21,729,278
Due within 121 to 180 days	6,558,047	6,367,174
Due within 181 to 365 days	6,761,434	6,690,465
Due after 365 days	498,357	483,165
	56,061,424	56,650,480

PagSeguro Digital Ltd.

Notes to the financial statements
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

The maturity analysis of credit portfolio as of December 31, 2025 and 2024 is as follows:

	December 31, 2025
	Payroll loans	Credit card receivables	Loans	TOTAL
Past due	65,397	158,753	124,899	349,049
Due within 30 days	79,773	320,940	24,116	424,829
Due within 31 to 120 days	296,577	207,277	111,364	615,218
Due within 121 to 180 days	186,355	135,167	46,161	367,683,8
Due within 181 to 360 days	493,352	81,933	64,006	639,291
Due after 360 days	2,145,838	4,823	16,491	2,167,152
	3,267,292	908,893	387,037	4,563,222
Expected credit losses	(76,733)	(136,805)	(143,314)	(356,852)
Credit portfolio net of ECL	3,190,559	772,088	243,723	4,206,370

	December 31, 2024
	Payroll loans	Credit card receivables	Loans	Total
Past due	21,530	126,769	123,995	272,294
Due within 30 days	65,397	300,225	1,025	424,829
Due within 31 to 120 days	226,039	178,304	3,221	407,564
Due within 121 to 180 days	140,796	108,802	1,219	250,817
Due within 181 to 360 days	377,272	60,163	4,808	442,243
Due after 360 days	1,678,835	3,733	9,002	1,691,570
	2,516,148	777,996	143,270	3,437,414
Expected credit losses	(36,074)	(117,883)	(130,664)	(284,621)
Credit portfolio net of ECL	2,480,074	660,113	12,606	3,152,793

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

10. Credit portfolio – (continued)

For the credit portfolio, the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating that allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	December 31, 2025
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	3,188,858	-	(17,012)
Stage 2	14,851	-	(1,872)
Stage 3	63,582	-	(57,849)
Credit Card Receivables
Stage 1	729,665	1,580,350	(20,308)
Stage 2	66,641	20,929	(15,095)
Stage 3	112,586	1,967	(101,402)
Loans
Stage 1	247,895	-	(13,931)
Stage 2	15,967	-	(7,657)
Stage 3	123,174	-	(121,726)
Total	4,563,219	1,603,246	(356,852)

	December 31, 2024
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	2,480,231	-	(8,564)
Stage 2	9,044	-	(887)
Stage 3	26,873	-	(26,623)
Credit Card Receivables
Stage 1	638,249	1,222,409	(17,595)
Stage 2	40,297	25,017	(9,127)
Stage 3	99,450	1,021	(91,161)
Loans
Stage 1	17,415	-	(5,235)
Stage 2	22	-	(17)
Stage 3	125,833	-	(125,411)
Total	3,437,414	1,248,447	(284,620)

The reconciliation of credit portfolio operations segregated by stages:

Stage 1	December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage3	Write-off	Additions/Reversals	December 31, 2025
Payroll Loans	2,480,231	(59,000)	(1,160)	3,544	1,029	-	764,214	3,188,858
Credit card receivables	638,250	(343,023)	(1)	131,540	174	-	302,726	729,666
Loans	17,415	(18,592)	(88)	526	6	-	248,627	247,894
Total	3,135,896	(420,615)	(1,249)	135,610	1,209		1,315,567	4,166,418

Stage 2	December 31, 2024	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	December 31, 2025
Payroll Loans	9,044	59,000	(52,684)	(3,544)	133	-	2,903	14,852
Credit card receivables	40,298	343,023	(110,921)	(131,540)	10	-	(74,230)	66,640
Loans	22	18,592	(6,311)	(526)	-	-	4,190	15,967
Total	49,364	420,615	(169,916)	(135,610)	143		(67,137)	97,459

Stage 3	December 31, 2024	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	December 31, 2025
Payroll Loans	26,873	1,160	52,684	(1,029)	(133)	(14,216)	(1,757)	63,582
Credit card receivables	99,449	1	110,921	(174)	(10)	(41,713)	(55,888)	112,586
Loans	125,833	88	6,311	(6)	-	(4,576)	(4,474)	123,176
Total	252,155	1,249	169,916	(1,209)	(143)	(60,505)	(62,119)	299,344

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

10. Credit portfolio – (continued)

The reconciliation of expected credit losses of credit portfolio segregated by stages:

Stage 1	December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	December 31, 2025
Payroll Loans	(8,564)	5,591	97	(382)	(1,063)	-	(12,691)	(17,012)
Credit card receivables	(17,595)	17,293	0	(13,678)	(133)	-	(6,195)	(20,308)
Loans	(5,234)	1,233	9	(154)	-	-	(9,785)	(13,931)
Total	(31,393)	24,117	106	(14,214)	(1,196)	-	(28,671)	(51,251)

Stage 2	December 31, 2024	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	December 31, 2025
Payroll Loans	(887)	(5,591)	5,333	382	(155)	-	(954)	(1,872)
Credit card receivables	(9,127)	(17,293)	57,243	13,678	(7)	-	(59,589)	(15,095)
Loans	(17)	(1,233)	3,295	154	-	-	(9,856)	(7,657)
Total	(10,031)	(24,117)	65,871	14,214	(162)	-	(70,399)	(24,624)

Stage 3	December 31, 2024	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	December 31, 2025
Payroll Loans	(26,623)	(97)	(5,333)	1,063	155	14,216	(41,230)	(57,849)
Credit card receivables	(91,161)	(0)	(57,243)	133	7	41,713	5,149	(101,402)
Loans	(125,411)	(9)	(3,295)	-	-	4,576	2,413	(121,726)
Total	(243,195)	(106)	(65,871)	1,196	162	60,505	(33,668)	(280,977)

The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Loans	Total
December 31, 2023	(38,259)	(185,404)	(361,780)	(585,443)
Additions	(31,221)	(163,887)	(39,147)	(234,255)
Reversals	5,240	92,903	25,831	123,974
Write-Off (i)	28,166	138,505	244,431	411,102
December 31, 2024	(36,074)	(117,883)	(130,664)	(284,621)
Additions	(76,574)	(90,302)	(19,925)	(186,801)
Reversals	21,699	29,667	2,698	54,064
Write-Off (i)	14,216	41,713	4,577	60,506
December 31, 2025	(76,733)	(136,805)	(143,314)	(356,852)

(i)     Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the year ended December 31, 2025, the PagSeguro Group carried out a partial write-off of credit receivables, for cases in which the Group does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$41,713 (R$138,505 on December 31, 2024), loans were written-off in the amount R$4,576 (R$244,432 on December 31, 2024) and payroll loans were written-off in the amount R$14,216 (R$28,166 on December 31, 2024) against the related provision for ECL recognized in previous periods.

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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

12. Related-party balances and transactions

i)          Balances and transactions with related parties

	December 31, 2025		December 31, 2024
	Receivables	Payables	Receivables	Payables
Banking Issuances (a)
UOL Cursos Tec. Ed. Ltda.	-	313,387	-	206,811
UOL	-	175,341	-	168,117
OFL Participações S.A.	-	126,132	-	615,057
Ingresso.com Ltda	-	102,094	-	69,419
Qulture Informática S.A.	-	11,346	-	-
Everymind Cons.Sist. LTDA	-	-	-	1,557
	-	728,300	-	1,060,961
Other transactions and services
UOL - sales of services (b)	-	20,397	-	18,693
Compasso.UOL Informática Ltda.- sales of services (b)	-	11,661	-	17,982
Compasso UOL Tecnologia - sales of services (b)	-	481	-	2,648
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	-	-	-	13,909
UOL - shared service costs (c)	-	12,151	-	9,853
Digital Services UOL S.A. - borrowing (d)	25,902	-	31,849	-
Others	-	7,407	-	7,300
	25,902	52,097	31,849	70,285
Current	10,102	321,282	9,082	116,383
Non - current	15,800	459,116	22,767	1,014,863

(a)   Certificate of Deposits (CD) acquired by related parties from BancoSeguro with interest rate between 103% to 106% (104% to 106% on December 31, 2024) per year of CDI. The maturity analysis is as follows:

	December 31, 2025	December 31, 2024
Due within 31 to 120 days	8,931	-
Due within 121 to 180 days	10,716	-
Due within 181 to 360 days	249,536	46,098
Due to more than 360 days	459,117	1,014,863
	728,300	1,060,961

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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

12. Related-party balances and transactions (continued)

ii)         Revenue and expense from transactions with related parties

	For the year ended December 31,
	2025		2024		2023
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Banking Issuances (a)
OFL Participações S.A.	-	54,099	-	24,944	-	-
UOL Cursos Tec. Ed. Ltda.	-	35,303	-	-	-	323
Universo Online S.A.	-	26,693	-	24,088	-	22,173
Ingresso.com Ltda	-	11,421	-	4,342	-	2,439
Qulture Informática S.A.	-	346	-	-	-	-
Everymind Cons.Sist. LTDA	-	16	-	57	-	-
Web Jump Desing em Informática Ltda	-	-	-	707	-	1,232
Invillia Holding Ltda	-	-	-	144	-	358
Invillia Desenvolvimento de produtos Digitais Ltda	-	-	-	2,298	-	5,706
UOL Cursos Tec. Ed. Ltda.	-	-	-	14,808	-	10,285
	-	127,878	-	71,388	-	42,516
Other transactions and services
Compasso UOL S.A.- sales of services (b)	-	161,701	-	170,108	-	147,850
Universo Online S.A. - sales of services (b)	3,578	116,266	3,295	108,650	3,134	68,815
Compasso Tecnologia Ltda. - sales of services (b)	-	11,233	-	5,004	-	7,850
EDGE.UOL Tecnologia Ltda. - sales of services (b)	-	7,182	-	1,734	-	2,220
Invillia Desenvolvimento de produtos Digitais Ltda - sales of services (b)	-	-	-	809	-	5,619
UOL - shared service costs (c)	-	127,913	-	108,835	-	98,525
Digital Services UOL S.A. - borrowing (d)	3,818	-	4,146	-	2,194	-
Others	1,058	8,395	994	8,144	923	7,298
	8,454	432,690	8,435	403,284	6,251	338,177

(a)   Expenses are related to Certificate of Deposits (CD) from BancoSeguro.

(b)   Sales of services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services, acquired from other entities within the Uol Group.

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

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

13. Property and equipment

a)        Property and equipment are composed as follows:

	December 31, 2025
	Cost	Accumulated depreciation	Net
Data processing equipment	267,750	(131,837)	135,913
Machinery and equipment (i)	4,610,379	(2,305,736)	2,304,643
Buildings leasing (ii)	173,722	(98,988)	74,734
Other	68,722	(44,935)	23,787
Total	5,120,573	(2,581,496)	2,539,077

	December 31, 2024
	Cost	Accumulated depreciation	Net
Data processing equipment	262,572	(110,100)	152,472
Machinery and equipment (i)	4,295,698	(1,990,778)	2,304,920
Buildings leasing (ii)	163,003	(79,415)	83,588
Other	62,214	(30,858)	31,356
Total	4,783,487	(2,211,151)	2,572,336

b)        The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total
On December 31, 2023
Cost	244,452	3,658,969	154,343	47,540	4,105,304
Accumulated depreciation	(90,976)	(1,482,900)	(60,812)	(19,605)	(1,654,293)
Net book value	153,476	2,176,069	93,531	27,935	2,451,011
On December 31, 2024
Opening balance
Cost	18,120	636,729	8,660	14,674	678,183
Purchases	21,774	1,087,743	8,660	22,361	1,140,538
Disposals/Provisions (iii)	(3,654)	(451,014)	-	(7,687)	(462,355)
Depreciation	(19,124)	(507,878)	(18,603)	(11,253)	(556,858)
Depreciation	(22,651)	(780,291)	(18,603)	(16,829)	(838,374)
Disposals	3,527	272,413	-	5,576	281,516
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On December 31, 2024
Cost	262,572	4,295,698	163,003	62,214	4,783,487
Accumulated depreciation	(110,100)	(1,990,778)	(79,415)	(30,858)	(2,211,151)
Net book value	152,472	2,304,920	83,588	31,356	2,572,336

On December 31, 2025
Cost	5,178	314,681	10,719	6,508	337,086
Purchases	9,846	1,017,617	10,719	12,577	1,050,759
Disposals/Provisions (iii)	(4,668)	(702,936)	-	(6,069)	(713,673)
Depreciation	(21,737)	(314,958)	(19,573)	(14,077)	(370,345)
Depreciation	(26,327)	(839,565)	(19,573)	(16,034)	(901,499)
Disposals	4,590	524,607	-	1,957	531,154
Net book value	135,913	2,304,643	74,734	23,787	2,539,077

On December 31, 2025
Cost	267,750	4,610,379	173,722	68,722	5,120,573
Accumulated depreciation	(131,837)	(2,305,736)	(98,988)	(44,935)	(2,581,496)
Net book value	135,913	2,304,643	74,734	23,787	2,539,077

PagSeguro Digital Ltd.

Notes to the financial statements
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

14. Intangible assets

a)        Intangible assets are composed as follows:

	December 31, 2025
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	6,225,793	(3,440,626)	2,785,167
Software licenses	421,058	(266,737)	154,321
Goodwill (ii)	227,066	-	227,066
Other	70,555	(64,706)	5,849
	6,944,472	(3,772,069)	3,172,403

	December 31, 2024
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	5,042,195	(2,520,174)	2,522,021
Software licenses	369,320	(209,128)	160,192
Goodwill (ii)	227,066	-	227,066
Other	70,569	(53,546)	17,023
	5,709,150	(2,782,848)	2,926,302

(i)     The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.

(ii)    The amount refers the recognition of a capital gain with customer portfolio with a fair value, non-compete agreement and softwares relationed to business combinations made by the PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

14. Intangible assets (continued)

The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2023
Cost	3,887,300	335,561	227,066	70,569	4,520,496
Accumulated amortization	(1,756,871)	(152,123)	-	(40,433)	(1,949,427)
Net book value	2,130,429	183,438	227,066	30,136	2,571,069
On December 31, 2024
Cost	1,154,895	33,759	-	-	1,188,654
Additions (i)	1,154,895	33,867	-	-	1,188,762
Disposals	-	(108)	-	-	(108)
Amortization	(763,303)	(57,005)	-	(13,113)	(833,421)
Amortization	(763,303)	(57,113)	-	(13,113)	(833,529)
Disposals	-	108	-	-	108
Net book value	2,522,021	160,192	227,066	17,023	2,926,302
On December 31, 2024
Cost	5,042,195	369,320	227,066	70,569	5,709,150
Accumulated amortization	(2,520,174)	(209,128)	-	(53,546)	(2,782,848)
Net book value	2,522,021	160,192	227,066	17,023	2,926,302
On December 31, 2025
Cost	1,183,598	51,738	-	(14)	1,235,322
Additions (i)	1,184,243	52,577	-	-	1,236,820
Disposals	(645)	(839)	-	(14)	(1,498)
Amortization	(920,452)	(57,609)	-	(11,162)	(989,223)
Amortization	(920,943)	(58,448)	-	(11,168)	(990,559)
Disposals	491	839	-	6	1,336
Net book value	2,785,167	154,321	227,066	5,847	3,172,401

On December 31, 2025
Cost	6,225,793	421,058	227,066	70,555	6,944,472
Accumulated amortization	(3,440,626)	(266,737)	-	(64,706)	(3,772,069)
Net book value	2,785,167	154,321	227,066	5,849	3,172,403

(i)     Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31, 2025	December 31, 2024
MOIP (i)	148,218	148,218
Concil	20,731	20,731
Netpos	17,158	17,158
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
Pag Participações (ii)	7,150	-
PagSeguro Tecnologia	6,570	6,570
Zygo (ii)	-	5,768
Yami (ii)	-	1,382
Total	227,066	227,066

(i)     The online operating channel previously managed by MOIP was discontinued and continues to be supported within the PagSeguro structure, therefore, the CGU is calculated on a combined basis.

(ii)    In January and February, 2025, the subsidiaries Yamí and Zygo were incorporated by Pag Participações.

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

18. Banking issuances

	December 31, 2025	December 31, 2024
Certificate of deposits (i)	16,401,956	17,038,525
Interbank deposits (ii)	12,026,038	7,050,709
	28,427,994	24,089,234
Current	18,947,864	12,677,098
Non - Current	9,480,130	11,412,136

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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

21. Provision for contingencies (continued)

Below it is demonstrated the movements of the provision for contingencies in the year ended December 31, 2025:

On December 31, 2023	97,219
Accrual	106,559
Settlement	(35,291)
Reversal	(60,860)
Interest	7,323
On December 31, 2024	114,960
Accrual	164,730
Settlement	(54,775)
Reversal	(23,070)
Interest	6,788
On December 31, 2025	208,633

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

Additionally, the Group has one contingency related to labor taxes in the amount of R$254,869 (R$234,120 on December 31, 2024).

22. Borrowings

The composition of the borrowings is as follows:

Origination date	Due date	Interest rate	December 31, 2025	December 31, 2024
December, 2024	January, 2025	106.6% of the CDI	-	2,513,021
March, 2024	March, 2025	109.9% of the CDI	-	762,078
December, 2024	February, 2025	105.5% of the CDI	-	350,168
March, 2024 (i)	March, 2025	110.2% of the CDI	-	252,287
December, 2024 (i)	December, 2025	105.0% of the CDI	-	643,949
January, 2025 (i)	January, 2026	107.0% of the CDI	989,076	-
December, 2025	March, 2026	102.9% of the CDI	800,454	-
December, 2025 (i)	December, 2026	104.5% of the CDI	647,316	-
			2,436,846	4,521,503

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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

22. Borrowings (continued)

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

23. Income tax and social contribution

a)        Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total
Deferred tax
On December 31, 2023	54,236	(4,496)	(729,868)	484,744	(1,537,847)	(1,733,231)
Included in the statement of income	(33,664)	(2,248)	(131,503)	(48,690)	192,147	(23,958)
Included in OCI (iv)	-	-	-	44,442	-	44,442
Other	21,464	-	(2,040)	(1,253)	86	18,257
On December 31, 2024	42,036	(6,744)	(863,411)	479,243	(1,345,614)	(1,694,490)
Included in the statement of income	(32,440)	(2,690)	(168,116)	193,547	(66,943)	(76,642)
Included in OCI (iv)	-	-	-	62,110	-	62,110
Other	-	-	-	2,363	-	2,363
On December 31, 2025	9,596	(9,434)	(1,031,527)	737,263	(1,412,557)	(1,706,659)
Deferred tax asset						86,979
Deferred tax liability						1,793,638

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

Notes to the financial statements
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

	For the year ended December 31,
	2025	2024	2023

Profit for the year before taxes	2,549,424	2,379,929	2,017,107
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(866,804)	(809,176)	(685,816)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(5,072)	(4,476)	(1,826)
R&D and technological innovation benefit - Law 11,196/05 (i)	311,203	311,666	193,405
Taxation of income abroad (ii)	243,870	175,060	123,594
Recorded (unrecorded) deferred taxes	251	19,777	(9,449)
Complimentary Law No. 224/2025 (iii)	(142,305)	-	-
Other additions (exclusions)	27,795	43,588	16,669
Income tax and social contribution expense	(431,062)	(263,561)	(363,423)
Effective rate	17%	11%	18%
Income tax and social contribution - current	(354,272)	(261,211)	(101,846)
Income tax and social contribution - deferred	(76,790)	(2,350)	(261,577)

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

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

24. Equity

a) Share capital

On December 31, 2025, share capital is represented by 305,677,709 common shares, per value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2025:

December 31, 2023 shares outstanding	329.608.424
Treasury shares	12.044.093
Long-Term Incentive Plan	3.200.293
Repurchase of common shares	(15.244.386)
December 31, 2024 shares outstanding	329.608.424
Treasury shares	24.119.090
Long-Term Incentive Plan	3.067.643
Repurchase of common shares	(27.186.733)
Share cancellation	(23.930.715)
December 31, 2025 shares outstanding	305.677.709

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

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

24. Equity (continued)

On May 13, 2025, the Company’s Board of Directors approved the cancellation of 23,930,715 common shares held in treasury, in the total amount of R$1,208,680. As a result of cancellation PagSeguro’s share capital will be comprised of 305,677,709.

Treasury shares are composed of the following shares for the year ended:

Repurchase shares	Shares	Amount	Average Price (US$)
December 31, 2023 treasury shares	13,739,418	760,318	10.51

Repurchase of common shares	15,244,386	784,459	8.93
Long-term incentive plan	(3,200,293)	(177,099)	10.51
December 31, 2024 treasury shares	25,783,511	1,367,677	9.58

Repurchase of common shares	27,186,733	1,330,183	8.82
Long-term incentive plan	(3,067,643)	(159,803)	9.58
Share cancellation	(23,930,715)	(1,208,680)	8.98
December 31, 2025 treasury shares	25,971,886	1,329,377	9.34

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

25. Earnings per share

a)        Basic

Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025	2024	2023
Profit attributable to stockholders of the Company	2,118,362	2,116,368	1,653,684
Weighted average number of outstanding common shares (thousands)	295,198,455	316,096,185	321,806,480
Basic earnings per share - R$	7.1761	6.6953	5.1387

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

25. Earnings per share (continued)

b) Diluted

Diluted earnings per share are calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP-Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	For the year ended December 31,
	2025	2024	2023
Profit used to determine diluted earnings per share	2,118,362	2,116,368	1,653,684
Weighted average number of outstanding common shares (thousands)	295,198,455	316,096,185	321,806,480
Weighted average number of shares that would have been issued at average market price	2,669,403	3,415,235	2,149,097
Weighted average number of common shares for diluted earnings per share (thousands)	297,867,858	319,511,419	323,955,577
	7.1118	6.6238	5.1047

The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

26. Total revenue and income

	For the year ended December 31,
	2025	2024	2023
Gross amount from transaction activities and other services (i)	9,419,128	10,352,228	10,241,654
Gross financial amount (ii)	11,888,127	9,391,519	6,858,109
Gross other financial amount (iii)	944,501	699,333	402,394
Total gross amount	22,251,756	20,443,080	17,502,157

Deductions from gross amount from transactions activities and other services (iv)	(1,260,474)	(1,168,946)	(1,214,412)
Deductions from gross financial amount (v)	(303,521)	(241,092)	(205,063)
Deductions from gross other financial amount (vi)	(277,249)	(223,410)	(134,281)
Total deductions from gross amount	(1,841,244)	(1,633,448)	(1,553,756)
Total revenue and income	20,410,512	18,809,632	15,948,401

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

Notes to the financial statements
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

(ii)    Personnel expenses includes compensation expenses in the amount of R$76,888 related to the LTIP-Goals for the year ended December 31, 2025 (R$149,415 and R$109,901 for the years ended December 31, 2024 and 2023, respectively). Personnel expenses, include capitalization of LTIP-Goals in the amount of R$ R$93,937 in the year ended December 31, 2025 (R$98,767 and R$89,223 in the years ended December 31, 2024 and 2023, respectively).

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

PagSeguro Digital Ltd.

Notes to the financial statements
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

(i)     The depreciation of POS in the year ended December 31, 2025 amounted to R$831,366 (R$773,048 and R$695,685 in the years ended December 31, 2024 and 2023, respectively).

(ii)    Included in this amount are LTIP-Goals in the amount of R$R$66,718 in the year ended December 31, 2025 (R$R$57,812 and 46,356 for the years ended December 31, 2024 and 2023, respectively). Additionally, has assets amortizations of acquired companies in the amount of R$19,686 in the year ended December 31, 2025 (R$21,633 and R$19,778 in the years ended December 31, 2024 and 2023, respectively).

(iii)   PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expenses.

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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

28. Financial instruments by category (continued)

The PagSeguro Group classifies its financial instruments into the following categories:

	December 31, 2025	December 31, 2024
Financial assets
Amortized cost:
Cash and cash equivalents	1,857,507	927,668
Financial investments	534,744	362,979
Accounts receivables	51,776,484	54,831,460
Credit portfolio	4,206,367	3,152,793
Compulsory reserve	4,175,529	4,627,645
Other receivables	365,465	284,367
Judicial deposits	116,220	79,591
Receivables from related parties	25,902	31,849
Fair value through other comprehensive income
Accounts receivables	4,284,940	1,819,020
Financial investments	55,270	124,945
Compulsory reserve	96,051	133,759
Derivative financial instruments	4,894	58,470
Fair value through profit or loss
Derivative financial instruments	30	-
	67,499,403	66,434,546

Financial liabilities	December 31, 2025	December 31, 2024
Amortized cost:
Payables to third parties	10,893,747	11,642,218
Obligations to FIDC quota holders	1,171,463	1,151,384
Checking Accounts	12,243,699	12,030,573
Trade payables	606,743	663,229
Dividends payables	184,686	-
Payables to related parties	780,398	1,131,246
Banking Issuances	28,427,994	24,089,234
Borrowings	2,436,846	4,521,503
Deferred revenue	109,980	145,428
Other liabilities	106,694	198,734
Fair value through profit or loss
Derivative financial instruments	33,175	67,181
Fair value through other comprehensive income
Derivative financial instruments	90,776	2,788
	57,086,201	55,643,518

PagSeguro Digital Ltd.

Notes to the financial statements
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

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (14.90%)	Probable scenario with decrease of CDI 12.15%	Simulated scenario with decrease to 13.90%
Short-term investment	100% of CDI	588,259	87,651	71,473	81,768
Financial investments	100% of CDI	590,014	87,912	71,687	82,012
Compulsory reserve	100% of CDI	4,271,581	636,466	518,997	593,750
Certificate of Deposit	103% of CDI	16,401,956	(2,517,208)	(2,052,623)	(2,348,268)
Certificate of Deposit - related party	105% of CDI	728,300	(113,942)	(92,913)	(106,295)
Interbank deposits	107% of CDI	12,026,038	(1,917,311)	(1,563,445)	(1,788,633)
Checking Accounts	46% of CDI	12,243,699	(839,183)	(684,300)	(782,862)
Borrowings	105% of CDI	2,436,846	(381,245)	(310,881)	(355,658)
Obligations to FIDC quota holders	107% of CDI	1,171,463	(186,766)	(152,296)	(174,232)
Total			(5,143,627)	(4,194,301)	(4,798,418)

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

Transaction	Exchange rate	Book Value (USD)	Maintaining exchange rate	Decrease of 10%	Increase of 10%
POS Purchases	5.50	149,568	822,622	740,359	904,884
Dividends	5.50	33,565	184,686	166,145	203,066
Total			1,007,309	906,504	1,107,950

PagSeguro Digital Ltd.

Notes to the financial statements
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

PagSeguro Digital Ltd.

Notes to the financial statements
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

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On December 31, 2025
Payables to third parties	5,729,412	3,372,414	834,467	901,523	55,931
Checking accounts	12,396,746	-	-	-	-
Obligations to FIDC quota holders	-	-	-	1,312,478	-
Trade payables	603,861	2,462	209	210	-
Payables to related parties	-	52,100	-	278,954	531,282
Borrowings	1,002,056	831,968	-	101,942	-
Banking issuances	5,771,704	6,425,307	2,671,573	5,068,113	10,944,810
	25,515,271	10,684,251	3,506,250	7,663,220	11,532,022

On December 31, 2024
Payables to third parties	7,408,721	2,902,945	607,624	638,359	84,570
Checking accounts	12,153,386	-	-	-	-
Obligations to FIDC quota holders	-	-	-	147,729	1,151,767
Trade payables	590,500	72,092	347	291	-
Trade payables to related parties	-	70,285	-	50,460	1,142,913
Borrowings	2,540,481	1,409,264	-	707,278	-
Banking issuances	4,337,470	5,435,056	806,348	2,603,457	12,943,828
	27,030,557	9,889,642	1,414,319	4,147,573	15,323,079

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

29. Financial risk management (continued)

Social, environmental and climate risks

Social, environmental, and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.

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

i)          Cash flow hedge

In December 2024, PagSeguro Group entered in a EU€100 million borrowing agreement, with a maturity of one-year from the execution date and the payment was made with a single instalment in December 2025 as mentioned in note 22.

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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

30. Derivative financial instruments designated to hedge accounting (continued)

Below is the composition of the derivative financial instrument’s portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

December 31, 2025
Risk factor	Liabilities (i)	Financial instruments (ii)	Fair value	MTM
Swap of currency EU€ 110M	(647,386)	(8,266)	(4,384)	(3,882)
Swap of currency EU€ 150M	(992,375)	(30,285)	(26,437)	(3,848)
NDF of currency USD	(213,324)	4,464	-	4,464

December 31, 2024
Risk factor	Liabilities (i)	Financial instruments (ii)	Fair value	MTM
Swap of currency EUR	(644,960)	2,437	7,024	(4,587)
Swap of currency USD	(253,098)	55,467	47,760	7,707

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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

31. Non-cash transactions

	For the year ended December 31,
	2025	2024	2023
Non-cash operation activities
MTM of financial assets	(182,677)	(82,437)	(176)
Share cancellation	1,208,680	-	-
Distribution of LTIP with treasury shares	159,803	177,099	114,444

Non-cash investing activities
Property and equipment acquired through lease	10,719	8,660	53,643

32. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

●     Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

●     Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

●     Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

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

PagSeguro Digital Ltd.

Notes to the financial statements
As of December 31, 2025
(All amounts in thousands of reais unless otherwise stated)

32. Fair value measurement (continued)

The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2025:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	-	1,857,507	-
Financial investments	195,565	394,403	-
Compulsory reserve	4,271,581	-	-
Accounts receivable	-	56,061,414	-
Derivatives financial instruments	-	4,206,368	-
Credit portfolio	-	4,924	-
Other receivables	-	365,465	-
Judicial deposits	-	116,220	-
Receivables from related parties	-	25,902	-
Financial liabilities
Payables to third parties	-	10,893,747	-
Checking Accounts	-	12,243,699	-
Obligations to FIDC quota holders	-	1,171,463	-
Trade payables	-	606,743	-
Payables to related parties	-	780,398	-
Dividends to be paid	-	184,686	-
Banking Issuances	-	28,427,994	-
Borrowings	-	2,436,846	-
Derivative Financial Instruments	-	123,951	-
Deferred revenue	-	109,980	-
Other liabilities	-	106,693	-

	December 31, 2024
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	27,730	899,938	-
Financial investments	124,945	362,979	-
Compulsory reserve	4,761,404	-	-
Accounts receivable	-	56,650,480	-
Credit portfolio	-	3,152,793	-
Derivative financial instruments	-	58,470	-
Other receivables	-	284,367	-
Judicial deposits	-	79,591	-
Receivables from related parties	-	31,849	-
Financial liabilities
Payables to third parties	-	11,642,218	-
Checking accounts	-	12,030,573	-
Obligations to FIDC quota holders	-	1,151,384	-
Trade payables	-	663,229	-
Payables to related parties	-	1,131,246	-
Deposits	-	24,089,234	-
Derivative financial instruments	-	4,521,503	-
Borrowings	-	69,969	-
Deferred revenue	-	145,428	-
Other liabilities	-	198,734	-

PagSeguro Digital Ltd.

Notes to the financial statements
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

On March 1, 2026, PagSeg incorporated CDS, TILIX and Pag Participações, and PagSeguro Tecnologia incorporated Biva Serviços.